SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 4, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
SUMMARY
The Companies
Reasons for the TeliaSonera Merger (see page 56)
Terms and Conditions of the Exchange Offer (see page 76)
Combination Agreement and Shareholders’ Agreement (see page 101)
Board Recommendation (see page 74)
Irrevocable Undertaking by the Republic of Finland (see page 75)
Opinion of Financial Adviser to Sonera (see page 67)
Interests of Members of the Sonera Board of Directors and Management (see page 93)
Extraordinary General Meeting of Telia’s Shareholders (see page 94)
Mandatory Redemption Offer and Compulsory Acquisition (see page 88)
Telia’s Termination Right (see page 27)
Ownership of Sonera Shareholders in the Combined Company (see page 91)
Listing of Telia Shares, Telia ADSs and Telia Warrants 2002/2005:A (see page 91)
Finnish Income Tax Consequences (see page 107)
Swedish Income Tax Consequences (see page 110)
U.S. Federal Income Tax Consequences (see page 111)
Comparative Rights of Shareholders of Telia and Sonera (see page 484)
Disclosure Obligation of Telia in Finland (see page 499)
Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Risk Factors (see page 27)
Comparative Market Price Information
Presentation of Financial and Other Information
Selected Consolidated Financial Data
Selected Telia Consolidated Financial Data
Selected Sonera Consolidated Financial Data
Unaudited Selected Condensed Pro Forma Combined Financial Information (see page 128)
Unaudited Selected Condensed Pro Forma Combined Financial Information
Comparative Historical and Pro Forma Per Share Data
RISK FACTORS
Risks Related to the Exchange Offer
Risks Related to the Combined Company’s Business
Risks Related to Legal and Regulatory Matters
Risks Related to the Combined Company’s Ownership by the Kingdom of Sweden and the Republic of Finland
Risks to Non-Tendering Securityholders
Forward-Looking Statements
THE TRANSACTION
Background of the TeliaSonera Merger
Reasons for the TeliaSonera Merger
Considerations of the Sonera Board of Directors
Considerations of the Telia Board of Directors
The Combined Company Following the Exchange Offer
Opinion of Financial Adviser to Sonera
Board Recommendation
Irrevocable Undertaking by the Republic of Finland
THE EXCHANGE OFFER
General Terms of the Exchange Offer
Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Conditions to Completion of the Exchange Offer
Exchange Offer Period and Extension
Procedures for Tendering
Withdrawal Rights
Validity of the Tender of Securities
Announcement of the Results of the Exchange Offer
Acceptance and Delivery of Securities
Dividend Payments
Fractional Shares and ADSs
Costs and Finnish Transfer Taxes
Mandatory Redemption Offer and Compulsory Acquisition
Ownership of Sonera Shareholders in the Combined Company
Trading in Sonera Securities During the Exchange Offer Period and After the Expiration of the Exchange Offer Period
Listing of Telia Shares, Telia ADSs and Telia Warrants 2002/2005:A
Delisting of Sonera Securities
Terms and Conditions of the New Telia Warrants
Interests of Members of the Sonera Board of Directors and Management; Potential Conflicts of Interest
Extraordinary General Meeting of Telia’s Shareholders
Certain Legal and Regulatory Matters
Accounting Treatment
Dealer Manager and Related Fees and Expenses
Other Fees and Expenses
SUMMARY OF THE COMBINATION AGREEMENT
The Exchange Offer
Conditions to the Exchange Offer
Expiration of the Offer; Lapse of the Offer
Mandatory Redemption Offer and Compulsory Acquisition
Approval by Telia Shareholders
Representations and Warranties
Covenants
Termination
SUMMARY OF THE SHAREHOLDERS’ AGREEMENT
Undertakings by the Parties
Board of Directors
Corporate Governance
Agreements on Shareholding
Term of the Agreement
TAXATION
Finnish Tax Considerations
Swedish Tax Considerations
United States Federal Income Tax Considerations
Ownership of Telia Shares or Telia ADSs
CURRENCY AND EXCHANGE RATES INFORMATION
MARKET PRICE AND DIVIDEND INFORMATION
Market Prices
Dividend Data
OWNERSHIP OF SECURITIES OF TELIA AND SONERA
Ownership of Telia
Ownership of Sonera
UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
THE TELECOMMUNICATIONS INDUSTRY IN THE NORDIC COUNTRIES
Overview
INFORMATION ABOUT TELIA
Overview
History
Parent Company and Significant Subsidiaries
Competitive Strengths
Strategy
Telia’s Business Structure
Telia Mobile
Telia Networks
Telia Internet Services
Telia International Carrier
Telia Holding
International and Other Significant Investments
Geographic Breakdown of Operations
Competition
Marketing
Properties
Environmental Matters
Legal and Regulatory Proceedings
Material Contracts
Regulation
Related Party Transactions
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF TELIA
Board of Directors
Nomination Committee
Group Management
Business Area Heads
Compensation
Employment Agreements
Employees
OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF TELIA
Overview of the Year 2001 and the Six Months Ended June 30, 2002
Future Outlook and Financial Goals
Proposed Merger with Sonera
Sources of Growth
Competitive Environment
Reorganization of Business Area Structure
Implementation of the Refine and Focus Strategy
Write-downs Relating to Telia International Carrier Operations and Netia Holdings S.A.
Recent Acquisitions, Investments and Divestitures
Results of Operations
Net Sales
Depreciation, Amortization and Write-downs
Other Operating Revenues and Expenses
Income from Associated Companies
Operating Income
Segment Reporting of Underlying EBITDA and Operating Income
Liquidity and Capital Resources
Capital Expenditures and Investments
Quantitative and Qualitative Disclosures About Market Risk
Impact of the Euro
Research and Development
Inflation
Critical Accounting Policies
IAS compared with U.S. GAAP
INFORMATION ABOUT SONERA
Strategy
History
Description of Group Operations
Overview of Operations
Mobile Communications Finland
International Mobile Communications
Service Businesses
Sonera Telecom
Other Operations
Geographic Breakdown of Operations
Marketing
Competition
Regulation
Legal and Regulatory Proceedings
Property and Equipment
Material Contracts
Related Party Transactions
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF SONERA
Board of Directors
Executive Management Team
Extended Corporate Management Group
Management Employment Agreements
Compensation of Directors and Officers
Board Practices
Employee Option Rights
Employees
OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF SONERA
Overview
Results of Operations
Revenues
Liquidity
Capital Resources
Commitments and Contingencies
Research and Development
Critical Accounting Policies
Inflation
Introduction of the Euro
Quantitative and Qualitative Disclosures about Market Risk
DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA
Share Capital
Shareholders’ Meetings
Voting Rights
FCSD Registered Telia Shares and Telia Warrants
Transfer of Shares
Changes in Capital
Amendments to the Articles of Association, including Variation of Rights
Minority Rights, including Mandatory Offers
Election and Removal of Directors
Payment of Dividends
Rights of Redemption and Repurchase of Shares
Pre-emptive Rights
Shareholders’ Votes on Certain Reorganizations
Liability of Directors
Indemnification of Directors and Officers
Disclosures of Interests
Distribution of Assets on Liquidation
Organization and Register
Summary of Telia’s Articles of Association
DESCRIPTION OF TELIA AMERICAN DEPOSITARY SHARES
General
Dividends and Distributions
Changes Affecting Telia Shares
Issuance of Telia ADSs Upon Deposit of Telia Shares
Transfer, Combination and Split Up of Telia ADRs
Withdrawal of Shares Upon Cancellation of ADSs
Voting Rights
Fees and Charges
Amendments and Termination
Books of Depositary
Limitations on Obligations and Liabilities
Pre-Release Transactions
Taxes
Foreign Currency Conversion
COMPARISON OF RIGHTS OF SONERA SHAREHOLDERS AND TELIA SHAREHOLDERS
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS OF A SWEDISH COMPANY
THE SWEDISH SECURITIES MARKET
Trading System
Registration Process
THE FINNISH SECURITIES MARKET
Trading and Settlement on the Helsinki Exchanges
Link between FCSD and VPC
Regulation of the Finnish Securities Market
Disclosure Obligation of Telia in Finland
The Finnish Book-Entry Securities System
VALIDITY OF SECURITIES
EXPERTS
ENFORCEMENT OF CIVIL LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
GLOSSARY
Consolidated Financial Statements of Telia AB and subsidiaries
REPORT OF INDEPENDENT ACCOUNTANTS
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Shareholders’ Equity
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Consolidated Financial Statements
Consolidated Financial Statements of Sonera Corporation and subsidiaries
REPORT OF INDEPENDENT ACCOUNTANTS
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Interim Financial Statements
Netia Holdings S.A. Consolidated Financial Statements
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Group 3G UMTS Holding GmbH, Munich (a development stage company) Report of independent public accountants on the consolidated financial statements
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fintur Holdings B.V. Consolidated Financial Statements
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements of NetCom ASA
REPORT OF INDEPENDENT AUDITORS
BALANCE SHEETS
PROFIT AND LOSS ACCOUNTS
STATEMENTS OF CASH FLOWS
COMMENTS TO THE 1999 ACCOUNTS
NOTES TO THE 1999 CONSOLIDATED ACCOUNTS
ANNEX A
ANNEX B
ANNEX C
ANNEX D
ANNEX E
ARTICLES OF ASSOCIATION OF TELIA AKTIEBOLAG
ANNEX F
ANNEX G
ANNEX H
ANNEX I
ANNEX J
ANNEX K
Forward-Looking Statements
Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Cautionary Disclaimer/Legend

      Telia AB and Sonera Corporation have agreed to merge. To effect the merger, Telia is making an offer to acquire all of the outstanding shares, including shares in the form of American depositary shares, or ADSs, and certain warrants of Sonera in exchange for Telia shares, including Telia ADSs, and Telia warrants.

      Under the terms of the exchange offer:

•	For each Sonera share you tender in the exchange offer, you will receive 1.51440 Telia shares.

•	For each Sonera ADS you tender in the exchange offer, you will receive 0.30288 Telia ADSs. Each Telia ADS represents five Telia ADSs.

•	For each Sonera warrant issued pursuant to Sonera’s 1999 and 2000 stock option programs you tender in the exchange offer, you will receive one Telia warrant. Each Telia warrant entitles the holder to subscribe for 1.5 Telia shares.

      The Sonera board of directors has concluded that the exchange offer is in the best interests of Sonera, its shareholders and its warrantholders and has recommended that Sonera shareholders and warrantholders participate in the exchange offer.

       The offer to holders of Sonera shares, Sonera ADS and Sonera warrants will commence on October 7, 2002 and will expire at 4:00 p.m. Helsinki time (9:00 a.m. New York City time) on November 8, 2002 unless the offer is extended.

       Telia’s offer to exchange Telia securities for Sonera securities is subject to the conditions listed in this prospectus under “THE EXCHANGE OFFER — Conditions to Completion of the Exchange Offer,” including, among others, the condition that, prior to the expiration of the exchange offer period, Sonera shares, including Sonera ADSs, representing more than 90 percent of the shares and votes in Sonera on a fully diluted basis shall have been validly tendered and not withdrawn.

      If the exchange offer is completed, Telia shall, subject to certain conditions, take the necessary actions under Finnish law to acquire any remaining issued and outstanding Sonera shares, Sonera ADSs and Sonera warrants.

      Telia’s shares are listed on the A-list of the Stockholm Exchange under the symbol “TLIA.” Upon completion of the merger, Telia will have its Stockholm Exchange symbol changed from “TLIA” to “TLSN.” Telia will apply to list its shares and its warrants of series 2002/2005:A on the Helsinki Exchanges under the symbol “TLS1V” and “TLS1VEW102,” respectively. Telia has applied to have the Telia ADSs quoted on the Nasdaq National Market, or NASDAQ, under the symbol “TLSN.” On September 30, 2002, the closing price of Telia’s shares on the Stockholm Exchange was SEK 23.30 per share.

       See “RISK FACTORS” beginning on page 27 to read about factors you should consider before investing in Telia’s securities.

       This prospectus is intended for use only in connection with offers and sales of these securities outside of the United States and is not to be sent or given to any person within the United States. These securities are not being registered under the U.S. Securities Act of 1933 for the purposes of sales outside of the United States.

Carnegie Lead Manager and Financial Adviser to Telia	Goldman Sachs International Lehman Brothers Financial Advisers to Sonera

Merrill Lynch
Financial Adviser to Telia

The date of this prospectus is September 30, 2002.

i

v

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q.	What is the proposed transaction?

A.	Telia and Sonera have agreed to merge. To effect the merger, Telia is making an offer to acquire all of the outstanding Sonera shares, including Sonera ADSs, and all of the outstanding Sonera warrants in exchange for Telia securities.

Q.	What will Sonera securityholders receive in this exchange offer?

A.	If you tender Sonera securities in the exchange offer, you will receive the following:

•	holders of Sonera shares will receive 1.51440 Telia shares for each Sonera share they tender;

•	holders of Sonera ADSs will receive 0.30288 Telia ADSs for each Sonera ADS they tender; and

•	holders of warrants issued pursuant to Sonera’s 1999 and 2000 stock option programs will receive one warrant to be issued by Telia for each Sonera warrant they tender.

Q.	I am a registered holder of Sonera shares. How do I participate in this exchange offer?

A.	If you are a holder of Sonera shares directly registered in the shareholders’ register held by the Finnish Central Securities Depository, or the FCSD, and you wish to accept the exchange offer, you must complete, sign and return the acceptance form which is being mailed to you. The acceptance form must be returned to your account operator on or before the expiration of the exchange offer period or, if the exchange offer period has been extended, before the expiration of the exchange offer period as extended. If your account operator requires you to return the acceptance form before the expiration of the exchange offer period, you must return the acceptance form to your account operator on or before such date specified by your account operator. Shareholders who have registered their Sonera shares with the FCSD can accept the exchange offer at any asset management branch of the Finnish share agent.

Q.	I hold Sonera shares through a nominee. How do I participate in this exchange offer?

A.	If your Sonera shares are registered in the name of a nominee (e.g., an agent, bank, broker or other custodial institution) and you wish to accept the exchange offer, you have to make such acceptance in accordance with the nominee’s instructions. Telia will not send you any documents relating to the exchange offer directly.

Q.	I hold certificates for Sonera ADSs. How do I participate in this exchange offer?

A.	If you hold certificates for Sonera ADSs, complete and sign the enclosed ADS letter of transmittal and deliver it, together with your Sonera ADR certificates, evidencing your Sonera ADSs, and any other required documents, to the U.S. exchange agent at one of the addresses set forth on the letter of transmittal before the expiration of this exchange offer.

Q.	I hold Sonera ADSs in book-entry form. How do I participate in this exchange offer?

A.	If you hold your Sonera ADSs in book-entry form, instruct your broker or custodian to arrange, before the expiration date of this exchange offer, for the book-entry transfer of your Sonera ADSs into the U.S. exchange agent’s account at The Depository Trust Company, commonly known as DTC, and deliver a message to the U.S. exchange agent via DTC’s book-entry confirmation system confirming that you have received and agree to be bound by the terms of this exchange offer. Your broker or custodian will provide you with a form to instruct your broker or custodian to tender your Sonera ADSs.

Q.	I am a registered holder of Sonera warrants. How do I participate in this exchange offer?

A.	If you are a holder of Sonera warrants directly registered in the register of warrantholders held by the FCSD and you wish to accept the exchange offer, you must complete, sign and return the acceptance form which is being mailed to you. The acceptance form must be returned to your account operator on or before the expiration of the exchange offer period or, if the exchange offer period has been extended, before the expiration of the exchange offer period as extended. If your account operator requires you to return the acceptance form before the expiration of the exchange offer period, you must return the acceptance form to your account operator on or before such date specified by your account operator. Warrantholders who have their Sonera warrants registered with the FCSD can accept the exchange offer at any asset management branch of the Finnish share agent.

Q.	I hold Sonera warrants through a nominee. How do I participate in this exchange offer?

A.	If your Sonera warrants are registered in the name of a nominee (e.g., an agent, bank, broker or other custodial institution) and you wish to accept the exchange offer, you have to make such acceptance in accordance with the nominee’s instructions. Telia will not send you any documents relating to the exchange offer directly.

Q.	How long do I have to decide whether to tender in the exchange offer?

A.	Unless extended by Telia, the exchange offer will expire at 9:00 a.m. New York City time (4:00 p.m. Helsinki time) on November 8 and you will no longer be able to tender your Sonera shares, Sonera ADSs or Sonera warrants in the exchange offer after the applicable expiration time. Telia may extend the exchange offer under certain circumstances which are described below under the next caption.

Q.	Can the exchange offer be extended and, if so, under what circumstances?

A.	Yes. Telia may extend the offer at any time and for any reason. The maximum duration of the exchange offer is three months from the commencement of the exchange offer; provided, however, that if all consents, approvals, authorizations and registrations required to be obtained from the applicable governmental entities have not been obtained within three months from the commencement of the exchange offer, the exchange offer may be further extended until all such consents, approvals, authorizations and registrations have been obtained. In addition, to the extent Telia and Sonera waive a material condition to the exchange offer, Telia will notify Sonera securityholders of such waiver and will hold the exchange offer open for acceptances and withdrawals for at least five business days after the notification of the waiver of such condition. Telia will not be required to extend the exchange offer beyond December 31, 2002.

Q.	When will I be informed of the outcome of the exchange offer or whether the offer is being extended?

A.	Telia expects to announce by a press release, on or about four business days following the expiration of the exchange offer period, (i) the percentage of outstanding Sonera shares, Sonera ADSs and Sonera warrants that have been tendered pursuant to the exchange offer and (ii) whether the exchange offer will be completed, extended or abandoned. Such announcements will also be posted on Telia’s website at www.telia.com. Following such announcement, completion of the exchange offer will remain subject to a condition whereby Telia is entitled to abandon the exchange offer on the basis of the valuation of the exchange offer in comparison to the price payable for Sonera shares in a mandatory redemption offer that may follow the completion of the exchange offer.

Q.	Can I change my mind and decide not to participate in this exchange offer after I tender my securities?

A.	Yes. You may withdraw your tender of your Sonera securities at any time before the expiration of the exchange offer period, initially scheduled for November 8, 2002. If this exchange offer is extended, you may also withdraw your tender at any time prior to the expiration of the extension period.

Q.	Will I receive fractional interests in Telia shares or Telia ADSs?

A.	No. You will not receive fractional Telia shares or fractional Telia ADSs in connection with the exchange offer. You will receive cash consideration to the extent you are entitled to fractions of Telia shares or Telia ADSs in exchange for your Sonera shares or Sonera ADSs. Your fractional entitlements will be combined with those of the other holders and subsequently sold on your behalf and on the behalf of such other holders on the Stockholm Exchange or the Helsinki Exchanges, in the

case of Telia shares, or on NASDAQ, in the case of Telia ADSs. You will receive cash consideration corresponding to the proceeds of the sale of your fractional entitlement to a Telia share or Telia ADS.

Q.	When will I receive my Telia securities and any cash attributable to any fractional Telia securities?

A.	Assuming this exchange offer is completed, Telia will deliver the Telia securities to be issued in exchange for properly tendered Sonera securities on or about 15 business days after the expiration of the exchange offer period. The Finnish share agent and/or the U.S. exchange agent will deliver any cash to which you may be entitled within ten business days after the sale of the combined fractional entitlements on the Stockholm Exchange or the Helsinki Exchanges, in the case of Telia shares or, on NASDAQ, in the case of Telia ADSs.

Q.	If I decide not to tender my Sonera securities in the exchange offer, will I be entitled to any appraisal rights in the event the exchange offer is completed?

A.	The exchange offer is, among other things, subject to the condition that prior to the expiration of the exchange offer period, Sonera shares, including Sonera ADSs, representing more than 90 percent of the shares and votes in Sonera on a fully diluted basis shall have been validly tendered and not withdrawn. In the event that this minimum condition is not satisfied, the completion of the exchange offer would require the waiver of the minimum condition by both Telia and Sonera. In the event the exchange offer is completed and, as a consequence, Telia acquires Sonera shares, whether in the form of shares or ADSs, representing more than two-thirds but less than all of the total voting rights attaching to Sonera shares, Telia would be required under Finnish law, within one month after the expiration of the exchange offer period, to offer to purchase your Sonera shares, including shares underlying Sonera ADSs, and Sonera warrants that have not been tendered in the exchange offer for cash at a “fair price” as determined under Finnish law. In addition, in the event Telia acquires shares, whether in the form of shares or ADSs, representing more than 90 percent of the shares and votes attaching to Sonera shares, Telia may require that you, as a remaining holder of Sonera shares or Sonera ADSs, sell and you may demand that Telia purchase your Sonera shares or Sonera ADSs at, absent a separate agreement, a “fair price” as determined by an arbitration tribunal. Finnish law does not provide for any other kind of appraisal rights.

Q.	Will I have to pay brokerage commissions?

A.	No, as long as you have your Sonera securities registered in your name and you tender them directly to:

•	the Finnish share agent or your book-entry account operator, if you hold Sonera shares or Sonera warrants; or

•	the U.S. exchange agent, if you hold Sonera ADSs.

      If your Sonera securities are held through your bank, broker or other nominee, you should consult with them as to whether or not they charge any transaction fee or service charge.

Q.	When is the exchange offer expected to be completed?

A.	We are progressing as quickly as reasonably possible and expect to complete the exchange offer in November of 2002. Telia and Sonera expect to complete the merger shortly after the exchange offer is completed if Telia acquires more than 90 percent of the shares and votes in Sonera on a fully diluted basis. Telia cannot predict the exact timing for the completion of the exchange offer.

Q.	Who can answer my questions?

A.     If you have more questions about the exchange offer, you may contact:

Finnish share agent: Nordea Bank Finland Plc Aleksanterinkatu 36 Helsinki 00020 NORDEA For information call +358-200-3000	Information agent in the United States:

Georgeson Shareholders
Communications Inc.
17 State Street, 10th Floor
New York, NY 10004
Banks and brokers call
212-440-9800
All others call
(toll free) 1-866-297-1410

INDICATIVE TIMETABLE

• Beginning of the exchange offer period	October 7, 2002
• Telia extraordinary general meeting of shareholders to, among other things, authorize the new Telia securities to be issued in the exchange offer	November 4, 2002
• Expiration of the initial exchange offer period	November 8, 2002
• Announcement by Telia and Sonera of the results of the exchange offer	November 14, 2002
• Sonera ADSs suspended from trading	November 15, 2002	*
• Sonera exchanged shares and Sonera 1999A exchanged warrants begin trading on the pre-list of the Helsinki Exchanges	November 15, 2002	*
• Delivery of Telia securities	On or about November 29, 2002	*
• Telia shares and Telia warrants 2002/2005:A begin regular trading on the main list of the Helsinki Exchanges	December 2, 2002	*
• Telia ADSs begin regular trading on NASDAQ	December 2, 2002	*

*	This date will change if Telia extends the offer period.

SUMMARY

      This summary highlights selected information described in greater detail elsewhere in this prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the additional documents referred to in this prospectus to fully understand the exchange offer.

The Companies

Telia AB (see page 152) Marbackagatan 11 S-123 86 Farsta Sweden Telephone: 011-46-8-713-1000

      Telia is the leading telecommunications company in the Nordic region and a market leader in a number of growth areas, including mobile communications, broadband Internet services and IP-based network services, which are based on protocols used in Internet communications. As of June 30, 2002, Telia provided mobile telecommunications services to approximately 5.1 million subscribers in the Nordic region and had approximately 6.5 million equivalent fixed telephone access lines in Sweden. Telia also offers advanced data transmission services and, with approximately 1.2 million residential and business subscribers, Telia is the leading dial-up and broadband Internet service provider in the Nordic region. Telia also has extensive international carrier operations located primarily in Europe. In 2001, Telia recorded net sales of SEK 57,196 million (€6,284 million) and net income of SEK 1,869 million (€205 million).

Sonera Corporation (see page 290)
Teollisuuskatu 15
FIN-00510 Helsinki
Finland
Telephone: 011-358-20401

      Sonera is the leading provider of mobile communications services and one of the leading providers of domestic, local and long distance and international fixed line voice and data services in Finland. Mobile communications, Sonera’s principal area of focus, accounted for approximately 55 percent of its total revenues in 2001. As of June 30, 2002, Sonera provided mobile communications services to approximately 2.5 million subscribers and had approximately 0.7 million fixed network access lines in Finland. Sonera has made investments in mobile and fixed line operators and joint ventures outside of the Nordic countries and, in August 2002, Sonera acquired control in Fintur Holdings B.V., which as of June 30, 2002 had approximately 1.4 million mobile subscribers in certain Eurasian countries. Sonera has also committed substantial resources to the development of new services and applications for mobile communications as well as for data and media services. In 2001, Sonera recorded revenues of €2,187 million (SEK 19.9 billion) and net income of €409 million (SEK 3.7 billion).

Reasons for the TeliaSonera Merger (see page 56)

      Both Telia and Sonera believe that the merger of Telia and Sonera will provide enhanced growth potential based on the current market positions and strategic fit of the two companies, and that the future prospects for both companies therefore will be improved through the merger.

      Telia and Sonera are both active in some of the most developed telecommunications markets in the world. Both companies have joint interests in leading mobile and fixed line operators in the Baltic and Russian markets. Telia and Sonera expect that the close geographic proximity of the companies and the shared strategic values will be very important in realizing the benefits of the combination. Such benefits will be incremental to the cost saving and capital efficiency focus programs that have been introduced at both Telia and Sonera. Both of these programs will be continued and further strengthened through the merger.

      The most important benefits of the merger include:

•	The combined company will have a larger customer base in the Nordic region.

•	The merger will strengthen the existing positions of Telia and Sonera in the Baltic region, Russia and Eurasia.

•	Telia and Sonera expect to derive significant synergies as a result of the merger.

•	The combined company will have a strong financial position from which to execute its strategy.

•	Telia and Sonera expect the larger scale operation and the combined competence of the two companies to make the combined entity a strong partner in the future shaping of the telecommunications industry in the Nordic and Baltic regions and, in the longer term, in Europe.

      See “THE TRANSACTION — Reasons for the TeliaSonera Merger.”

Terms and Conditions of the Exchange Offer (see page 76)

      Telia is offering:

•	1.51440 shares of Telia, nominal value SEK 3.20 each, in exchange for each outstanding share of Sonera, with no nominal value, validly tendered in the exchange offer. This gives each Sonera share an implied equivalent value (calculated by multiplying the price per Telia share, converted into euros at the currency exchange rate for that day, by the exchange ratio) of €3.86 ($3.80) based on the closing price of Telia shares on the Stockholm Exchange as of September 30, 2002.

•	0.30288 Telia ADSs in exchange for each Sonera ADS validly tendered in the exchange offer. Each Telia ADS represents five shares of Telia.

•	one Telia warrant to be issued by Telia in exchange for each warrant issued pursuant to Sonera’s 1999 and 2000 stock option programs validly tendered in the exchange offer.

      The offer to holders of Sonera shares, ADSs and warrants will commence on October 7, 2002 and expire at 9:00 a.m. New York City time (4:00 p.m. Helsinki time) on November 8, 2002 unless the offer is extended. Telia reserves the right, at any time and from time to time beginning two business days after the commencement of the exchange offer period, to extend or abandon this exchange offer or to amend this exchange offer in any respect in accordance with applicable law.

      The obligation of Telia to accept for payment and pay for Sonera shares, Sonera ADSs and Sonera warrants tendered pursuant to the exchange offer is subject to the satisfaction or, if permitted by applicable law, prior waiver by both Telia and Sonera, of a number of conditions, including, but not limited to:

•	that a number of Sonera shares (including Sonera shares represented by ADSs) representing more than 90 percent of the shares and votes in Sonera (on a fully diluted basis) shall have been validly tendered and not withdrawn;

•	that any waiting period (and any extension thereof) applicable to the consummation of the transactions related to the exchange offer under any competition, merger control or similar law of the European Union, Sweden, Finland or any other relevant jurisdiction, shall have expired or been terminated; and

•	that there are no circumstances which prevent or materially hinder the implementation of the combination of the businesses of Telia and Sonera due to legislation, legal rulings, decisions by public authorities or the like in Sweden, Finland or elsewhere, which exist or are anticipated at the time, or due to other circumstances beyond the control of Telia, including, without limitation, that, Telia determines in good faith, following consultation with Sonera, that the cash offer price to be paid by Telia for each share of Sonera in connection with the mandatory redemption offer that Telia may be required to make pursuant to Finnish law following the completion of the exchange offer would, pursuant to an opinion of independent, reputable legal counsel based upon a ruling of or consultation with the Finnish Financial Supervision Authority, be higher than the equivalent cash value of the Telia shares offered in exchange for each Sonera share pursuant to the terms of the exchange offer as determined pursuant to Finnish law; provided that the difference between such cash offer price for each Sonera share to be paid in such mandatory redemption offer and such cash value of the Telia shares multiplied by the aggregate number of shares issued and outstanding in Sonera shall exceed €300 million.

      Telia will only be in a position to determine immediately prior to the completion of the exchange offer whether to invoke the third condition listed above. In making such determination, Telia will consider various facts and circumstances, including the price development of Telia’s and Sonera’s shares, interpretations of the relevant provisions of Finnish law and any relevant legal or other developments. If Telia had to take a decision on whether to invoke such condition on the basis of information available to Telia as of the date of this prospectus, Telia would invoke such condition. For additional information on Telia’s right to terminate the exchange offer by invoking the third condition listed above, see “Telia’s Termination Right” below and “RISK FACTORS — Risks Related to the Exchange Offer — Telia has a right to terminate the combination agreement between Telia and Sonera and abandon the exchange offer after the exchange offer period has ended if one of the conditions to the exchange offer is not satisfied. Under this condition and subject to certain additional requirements, Telia may elect to terminate the combination agreement and abandon the exchange offer if it determines in good faith that the cash amount it may be required to pay for each share of Sonera not tendered in the exchange offer were to, in a mandatory redemption offer made under Finnish law after the completion of the exchange offer, exceed by more than approximately €0.27 per Sonera share, or by more than €300 million in the aggregate for all outstanding Sonera shares, the equivalent cash value of the Telia shares offered for Sonera shares in connection with the exchange offer.”

      Any of the exchange offer conditions may, subject to applicable law, be waived, but only if both Telia and Sonera agree in writing to such waiver.

      Telia expects to announce by press release, on or about four business days following the expiration date of the exchange offer, (i) the percentage of Sonera shares, Sonera ADSs and Sonera warrants that have been tendered pursuant to the offer and (ii) whether the exchange offer will be completed, extended or abandoned. This announcement will also be posted on Telia’s website at www.telia.com. At the time of such announcement, completion of the exchange offer will remain subject to the third condition listed above.

      Sonera securities tendered for exchange may be withdrawn at any time prior to the expiration of the exchange offer period.

      In the event that the Telia board of directors decides to invoke the third condition described above, the U.S. exchange agent shall, upon receipt of notice from Telia of such decision, promptly return the Sonera ADSs properly tendered in the exchange offer to the tendering holders thereof.

      If you trade in Telia ADSs on a “when issued” basis, please note that if the Telia board of directors invokes the third condition described above, your trade may be required to be unwound. See “THE EXCHANGE OFFER — Acceptance and Delivery of Securities — Conditions to Completing the Exchange Offer” and “— Delivery of Telia ADSs.”

Combination Agreement and Shareholders’ Agreement (see page 101)

      To facilitate the completion of the merger, Telia and Sonera entered into a combination agreement on March 26, 2002, which was amended as of September 27, 2002, and is referred to herein as the combination agreement. The combination agreement sets forth the terms and conditions of the exchange offer, certain representations, warranties and covenants of Telia and Sonera and the terms under which the exchange offer may be abandoned. For a summary of the material terms of the combination agreement, see “SUMMARY OF THE COMBINATION AGREEMENT.”

      In connection with the execution of the combination agreement, the Kingdom of Sweden, the majority shareholder of Telia, and the Republic of Finland, the majority shareholder of Sonera, entered into a shareholders’ agreement. For a summary of the material terms of the shareholders’ agreement, see “SUMMARY OF THE SHAREHOLDERS’ AGREEMENT.”

Board Recommendation (see page 74)

      At a meeting on March 26, 2002, the Sonera board of directors concluded that the exchange offer was in the best interests of Sonera and its shareholders and unanimously passed a resolution to recommend that Sonera shareholders participate in the exchange offer.

Irrevocable Undertaking by the Republic of Finland (see page 75)

      The Republic of Finland, which owns 52.8 percent of the shares of Sonera, has irrevocably undertaken to Telia that it will tender all of its shares in Sonera in the exchange offer, provided that neither Sonera nor Telia has terminated the combination agreement in accordance with its terms.

Opinion of Financial Adviser to Sonera (see page 67)

      On March 26, 2002, Goldman Sachs International delivered its written opinion to the Sonera board of directors that, as of that date, and based upon and subject to the factors and assumptions referred to in the opinion, the exchange ratio of 1.51440 Telia shares to be received for each Sonera share pursuant to the combination agreement, was fair from a financial point of view to the holders of the outstanding shares of Sonera.

      The full text of the written opinion of Goldman Sachs, dated March 26, 2002, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is contained in Annex D to this prospectus. Goldman Sachs provided its opinion for the information and assistance of Sonera’s board of directors in connection with its consideration of the transaction contemplated by the combination agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Sonera shares or Sonera ADSs should tender such Sonera shares or Sonera ADSs in connection with the transaction. We urge you to read the opinion in its entirety.

Interests of Members of the Sonera Board of Directors and Management (see page 93)

      When considering the recommendation of the Sonera board of directors, you should be aware that Sonera’s directors and officers may have interests in the exchange offer that are different from, or are in addition to, yours. In particular:

•	Tapio Hintikka, chairman of the Sonera board of directors, will become chairman of the board of directors of the combined company;

•	Harri Koponen, president and chief executive officer of Sonera, will become deputy chief executive officer of the combined company;

•	three current members of the Sonera board of directors, in addition to Tapio Hintikka, will be nominated to the board of directors of the combined company;

•	if the directors and members of the executive management team of Sonera elect to tender their Sonera warrants, such warrants will be exchanged into warrants to purchase Telia shares and assumed by Telia in accordance with existing plan provisions to the extent possible;

•	executive agreements with certain members of Sonera’s management provide that in certain change of control events where such persons are reassigned to perform tasks that do not correspond to their capabilities, they may retain certain Sonera warrants granted to them even if they choose to resign;

•	each of the seven members of Sonera’s executive management team and 66 other key employees of Sonera have been granted cash bonuses representing one year’s salary payable in installments beginning on the completion of the exchange offer provided that such persons continue to be employed by Sonera or the combined company at the relevant times on and after the completion of the exchange offer. If paid in full, such cash bonuses would amount, in the aggregate, to approximately €8.2 million; and

•	Sonera’s directors and officers will be entitled to insurance coverage and indemnification with respect to acts and omissions in their capacities as directors and officers of Sonera.

      As of August 31, 2002, directors and executive officers of Sonera and their affiliates beneficially owned less than 0.1 percent of the outstanding Sonera shares and approximately 11.9 percent of the outstanding Sonera warrants.

Extraordinary General Meeting of Telia’s Shareholders (see page 94)

      In connection with the exchange offer, the Telia board of directors has convened an extraordinary general meeting of Telia’s shareholders to be held on November 4, 2002. At the meeting, Telia’s shareholders will be asked, among other things:

•	to authorize the Telia board of directors to decide upon the issuance of Telia shares, including shares that will allow for the creation and issuance of ADSs, necessary to complete the exchange offer, as unanimously proposed by the Telia board of directors;

•	to authorize the Telia board of directors to decide upon the issuance of Telia warrants, necessary to complete the exchange offer, as unanimously proposed by Telia’s board of directors;

•	to elect as directors of Telia, effective as of the completion of the exchange offer, the persons nominated pursuant to Section 4 of the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland;

•	to change, subject to the completion of the exchange offer, Telia’s name to TeliaSonera; and

•	to change, subject to the completion of the exchange offer, the composition of the nomination committee.

      The affirmative vote of holders of a majority of the votes cast at the extraordinary general meeting is required to approve the authorization to issue the Telia shares necessary to complete the exchange offer and to change the composition of the nomination committee. The affirmative vote of two-thirds by number and voting power of the Telia shares is required to approve the authorization to issue the Telia warrants necessary to complete the exchange offer and to change the company’s name. The election of directors will be determined by a plurality of the votes cast.

      The Kingdom of Sweden, which holds 70.6 percent of the shares and votes of Telia, has undertaken, subject to the terms of the shareholders’ agreement with the Republic of Finland, that it will vote in favor of the resolutions necessary to implement the exchange offer to be proposed by the Telia board of directors at the extraordinary general meeting of Telia’s shareholders.

Mandatory Redemption Offer and Compulsory Acquisition (see page 88)

      The tender offer is subject to the condition that, prior to the expiration of the exchange offer period, Sonera shares, including Sonera ADSs, representing more than 90 percent of the shares and votes in Sonera on a fully diluted basis shall have been validly tendered and not withdrawn. In the event that this minimum condition is not satisfied, the completion of the exchange offer would require the waiver of the minimum condition by both Telia and Sonera. Currently, Telia and Sonera have no intention of waiving the minimum condition.

      Under the Finnish Securities Market Act, in the event that the exchange offer is completed and, as a consequence, Telia acquires Sonera shares, whether in the form of shares or ADSs, representing more than two-thirds but less than all of the total voting rights attaching to Sonera shares, Telia would be required, within one month after the expiration of the exchange offer period, to offer to purchase the remaining Sonera shares, whether in the form of shares or ADSs, and Sonera warrants that have not been tendered in the exchange offer. In connection with this so-called mandatory redemption offer, although Telia could continue to offer to exchange Sonera shares, including Sonera shares represented by Sonera ADSs, into Telia shares and Sonera warrants into Telia warrants, Telia would be under no obligation to do so and would in any event be required to offer to purchase the remaining Sonera shares, including Sonera shares represented by Sonera ADSs, and warrants for cash at their “fair price.” In the absence of any special circumstances and subject to certain other conditions, the volume-weighted average trading price of the Sonera shares and, to the extent applicable, Sonera warrants on the Helsinki Exchanges during the 12-month period prior to the expiration of the exchange offer period would form a basis for the determination of the “fair price” of the Sonera shares, including shares underlying Sonera ADSs, and, to the extent applicable, Sonera warrants. No assurance can be given as to the amount of the cash redemption price to be paid per Sonera share in connection with any future mandatory redemption offer and such amount could be more or less than the amount of consideration per Sonera share to be received in connection with the exchange offer.

      Under Finnish corporate law, when a person, alone or together with one or more of its affiliates, owns both more than nine-tenths of all outstanding shares in a Finnish company and shares representing more than nine-tenths of the votes entitled to be cast at a meeting of shareholders, that person may require the minority shareholders to sell their shares to such person in a so-called compulsory acquisition. On the other hand, any minority shareholder, which is a shareholder in a Finnish company that has a majority shareholder with sufficient share capital and voting rights to effect a compulsory acquisition, may demand that the majority shareholder purchase his or her shares. Absent an agreement on the purchase price, an arbitration tribunal will determine the “fair price” to be paid in the compulsory acquisition. Therefore, no assurance can be given as to the amount of the cash redemption price to be paid in connection with a compulsory acquisition that may follow the completion of the exchange offer and such amount could be more or less than the amount of consideration per Sonera share received in connection with either the exchange offer or a mandatory redemption offer that may be commenced after the completion of the exchange offer. However, the “fair price” offered in connection with compulsory acquisitions following a mandatory redemption offer has, typically, been the same as the cash redemption price offered in connection with such mandatory redemption offer. Finnish corporate law does not provide for any other kind of appraisal rights.

Telia’s Termination Right (see page 27)

      Under the conditions to the exchange offer, Telia may elect to terminate the combination agreement between Telia and Sonera and abandon the exchange offer under certain circumstances if it determines in good faith that the amount of cash it may be required to pay in a mandatory redemption offer for each share of Sonera not tendered in the exchange offer were to exceed by more than approximately €0.27 per Sonera share, or by more than €300 million in the aggregate for all outstanding Sonera shares, the equivalent cash value of the Telia shares offered for Sonera shares in connection with the exchange offer. This condition is important to Telia because under Finnish law, if the equivalent cash value paid for Sonera shares in the exchange offer were deemed to be lower than the cash price paid in a mandatory redemption offer, Telia would be required to pay the difference, also known as a top-up payment, in cash to all Sonera securityholders who participated in the exchange offer.

      The terms of the combination agreement provide that this top-up payment condition will remain in effect after the expiration of the exchange offer period until such time Telia either completes or abandons the exchange offer, during which time holders of Sonera securities who have tendered their securities pursuant to the exchange offer will be unable to withdraw their securities. As a result, holders of Sonera securities who tender their securities in the exchange offer risk being unable to withdraw such securities for a substantial period of time after the scheduled expiration date of the exchange offer period, currently expected to be approximately 15 business days, during which time Telia may decide to terminate the offer.

      For purposes of calculating the equivalent cash value of the Telia shares offered in the exchange offer in this situation, the Finnish Financial Supervision Authority has issued a ruling to the effect that the Telia shares received in connection with the exchange offer would be valued based upon the higher of the volume-weighted average trading price prevailing for Telia’s shares during a relatively short period prior to the expiration of the exchange offer period and the market price prevailing for Telia shares immediately prior to the announcement of the exchange offer. Applying the Finnish Financial Supervision Authority’s interpretation on mandatory redemption offers adopted in its ruling, Telia would not be required to make any top-up payment to the Sonera securityholders that tendered their Sonera shares in the exchange offer unless, in the subsequent mandatory redemption offer, the cash redemption price per Sonera share or Sonera ADS were to exceed €6.68 without the prevailing market price of the Telia shares having increased correspondingly.

      The ruling of the Finnish Financial Supervision Authority is, however, not binding on the Finnish courts, and there can be no assurance that its position would ultimately be accepted by the Finnish courts in the event that it were to be challenged by former Sonera shareholders subsequent to the completion of the exchange offer. If a Finnish court were to determine, contrary to the ruling of the Finnish Financial Supervision Authority, that the equivalent cash value of the Telia shares were to be based, for example, on the prevailing trading price of the Telia shares at the completion of the exchange offer, it would significantly alter the calculation of the difference between the mandatory cash redemption price and the equivalent cash value of the Telia shares offered in the exchange offer. On September 30, 2002, the last trading day before the date of this prospectus, the closing price per Telia share on the Stockholm Exchange was SEK 23.30, or €2.55 (using the prevailing exchange rate), giving, under such a determination, an equivalent cash value to the Telia shares offered in the exchange offer of €3.86 per Sonera share. On the other hand, based upon the volume-weighted average trading price of the Sonera shares for the 12 months ending on September 30, 2002, the cash redemption price Telia would have to pay in the mandatory redemption offer would be €4.91 per Sonera share. Thus, in the event that the exchange offer were to have been completed on September 30, 2002, Telia would have been obligated to make a total top-up payment of €1.05 per Sonera share, or €1,175.4 million in the aggregate for all outstanding Sonera shares, to the shareholders of Sonera if the alternative method for calculating the equivalent cash value of Telia shares described above were to be adopted.

      Due to the legal uncertainties related to the possible obligation to make a top-up payment in connection with the exchange offer and due to the current volatility of the equity markets, Telia will not be in a position to make a final determination on whether to terminate the combination agreement and abandon the exchange offer by invoking the top-up payment condition until immediately prior to the completion of the exchange offer. In making such determination, Telia will consider various facts and circumstances, including the following:

•	the price development of the Telia shares and Sonera shares, including the development of the 12-month volume-weighted average trading price for Sonera shares;

•	alternative interpretations of the relevant provisions of Finnish law; and

•	any relevant legal or other developments that could make it more or less likely that the application of the provisions of the Finnish Securities Market Act related to the top-up payment obligation would be consistent with the ruling of the Finnish Financial Supervision Authority.

      If Telia had to take a decision on whether to invoke the top-up payment condition on the basis of information available to Telia as of the date of this prospectus, including the ruling from the Finnish Financial Supervision Authority, the current trading prices for the Telia shares and Sonera shares and the 12-month volume-weighted average trading price for the Sonera shares as of September 30, 2000, Telia would invoke the top-up payment condition. However, Telia will not be in a position to finally determine whether to invoke the top-up payment condition until immediately prior to the scheduled completion of the exchange offer.

Ownership of Sonera Shareholders in the Combined Company (see page 91)

      Assuming full acceptance of the exchange offer, former Sonera shareholders will own in the aggregate approximately 36 percent of the combined company after the exchange offer is completed.

Listing of Telia Shares, Telia ADSs and Telia Warrants 2002/2005:A (see page 91)

      Upon completion of the merger, Telia will have its Stockholm Exchange symbol changed from “TLIA” to “TLSN.” Telia will apply to list its shares and warrants 2002/2005:A on the Helsinki Exchanges under the symbols “TLS1V” and “TLS1VEW102,” respectively.

      Telia has applied to have the Telia ADSs quoted on NASDAQ under the symbol “TLSN.”

Finnish Income Tax Consequences (see page 107)

      Provided that the exchange offer qualifies as a tax neutral share exchange under Finnish tax law, the receipt of Telia shares in the exchange offer generally will be tax neutral for Finnish tax purposes.

Swedish Income Tax Consequences (see page 110)

      Generally, the exchange offer may be accepted by non-residents of Sweden and corporations not domiciled in Sweden without any Swedish tax consequences. However, the holding of Telia shares after the completion of the exchange offer will raise certain Swedish tax issues, such as Swedish withholding tax issues.

U.S. Federal Income Tax Consequences (see page 111)

      For United States federal income tax purposes, your exchange of Sonera shares, Sonera ADSs or Sonera warrants for Telia shares, Telia ADSs or Telia 2002/2005A warrants in the exchange offer will likely be a taxable exchange.

      The tax consequences of the exchange offer to you will depend on your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the exchange offer to you.

Comparative Rights of Shareholders of Telia and Sonera (see page 484)

      If you tender your Sonera securities in connection with the exchange offer, you will receive Telia securities in exchange for the Sonera securities you currently hold. Because Sonera is a corporation organized under the laws of the Republic of Finland and Telia is a corporation organized under the laws of the Kingdom of Sweden, there are differences between the rights of Sonera shareholders and Sonera ADS holders and the rights of Telia shareholders and Telia ADS holders. For a discussion of some of these differences, see “COMPARISON OF RIGHTS OF SONERA SHAREHOLDERS AND TELIA SHAREHOLDERS,” “DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA” and “DESCRIPTION OF TELIA AMERICAN DEPOSITARY SHARES.”

Disclosure Obligation of Telia in Finland (see page 499)

      The Finnish Financial Supervision Authority has granted an exemption to Telia (no. 28/269/2002), pursuant to which TeliaSonera may publish in Finland its financial statements, financial statement releases and interim reports prepared in accordance with the Swedish laws and regulations. Pursuant to the exemption, Telia has the option of publishing the annual financial statements, annual financial statement releases and interim reports only in English. Currently, Telia intends, however, to publish such information in Finnish and Swedish as well.

      Telia’s ongoing disclosure obligations are governed by the Finnish Securities Market Act and the Swedish Stock Exchange and Clearing Business Act as implemented by the listing agreement between Telia and the Stockholm Exchange. In accordance with the requirements of the Finnish Securities Market Act and the listing agreement with the Stockholm Exchange, Telia will inform the market of any matters likely to have a material impact on the value of the securities by issuing stock exchange releases. Pursuant to the new rules of the Helsinki Exchanges, that entered into force on September 1, 2002, Telia may issue stock exchange releases in accordance with the rules of the Stockholm Exchange. Currently, Telia intends to issue its stock exchange releases in Finland in Finnish, Swedish and English. See “THE FINNISH SECURITIES MARKET — Disclosure Obligation of Telia in Finland.”

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer

      Due to restrictions under securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Risk Factors (see page 27)

      In deciding whether to tender your Sonera securities in connection with the exchange offer, you should carefully consider the risks described under “RISK FACTORS” in addition to the other information contained in this prospectus.

Comparative Market Price Information

      The following table sets forth:

•	the closing prices per share as reported on the Stockholm Exchange for the Telia shares and on the Helsinki Exchanges for the Sonera shares on March 25, 2002, the last trading day on both the Stockholm Exchange and the Helsinki Exchanges prior to any public announcement of the exchange offer, and on September 30, 2002; and

•	the implied equivalent price per share for the Sonera shares on each such date by multiplying the price per Telia share, converted into euros at the currency exchange rate for that day, by the exchange ratio.

      Amounts in Swedish kronor have been translated into euros solely for your convenience at the exchange rate of €1.00 = SEK 9.0038, and €1.00 = SEK 9.1516, the Swedish krona to euro reference rate as published by the European Central Bank on March 25, 2002 and September 30, 2002 respectively. Amounts in euros have been translated into U.S. dollars solely for your convenience at the exchange rate of $1.00 = €1.1405, and $1.00 = €1.0122, the U.S. dollar to euro noon buying rate on March 25, 2002 and September 30, 2002, respectively.

      Telia urges you to obtain current market quotations for the Sonera shares and the Telia shares before making a decision with respect to the exchange offer.

						Implied
						equivalent
				Sonera share		price per
	Telia share price			price		Sonera share

	SEK	€	$	€	$	€	$

On March 25, 2002
Closing price per share	39.70	4.41	3.87	5.83	5.11	6.68	5.86
On September 30, 2002
Closing price per share	23.30	2.55	2.51	3.68	3.64	3.86	3.80

Presentation of Financial and Other Information

      Telia publishes its consolidated financial statements in Swedish kronor. This prospectus contains Telia’s audited consolidated financial statements as of and for the years ended December 31, 1999, 2000 and 2001, and its unaudited condensed consolidated interim financial information for the six months ended June 30, 2001 and 2002, each of which has been prepared in accordance with International Accounting Standards, or IAS, as issued by the International Accounting Standards Board. IAS differ in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of the principal differences between IAS and U.S. GAAP relevant to Telia, together with a reconciliation of net income and shareholders’ equity recorded under IAS to net income and shareholders’ equity under U.S. GAAP in connection with Telia’s consolidated financial statements, see Note 39 to Telia’s consolidated financial statements and Note 23 to Telia’s unaudited condensed consolidated interim financial statements.

      Sonera publishes its consolidated financial statements in euros (“euros,” “euro,” “EUR” or “€”). This prospectus contains Sonera’s audited consolidated financial statements as of and for the years ended December 31, 1999, 2000 and 2001, and its unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2001 and 2002, each of which have been prepared in accordance with Finnish generally accepted accounting principles, or Finnish GAAP. Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to Sonera, together with a reconciliation of net income and shareholders’ equity recorded under Finnish GAAP to net income and shareholders’ equity under U.S. GAAP in connection with Sonera’s consolidated financial statements, see Note 24 to Sonera’s consolidated financial statements and Note 12 to Sonera’s unaudited condensed consolidated interim financial statements.

      This prospectus also contains unaudited condensed pro forma combined financial information that gives effect to the proposed merger of Telia and Sonera.

      This prospectus also contains:

•	audited consolidated financial statements for Netia Holdings S.A., a company in which Telia has a significant investment, as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001;

•	audited consolidated financial statements for Group 3G UMTS Holding GmbH (formerly named Orla Siebzehnte Vermögenswaltung GmbH), a company in which Sonera has a 42.8 percent interest, as of December 31, 2000 and 2001 and for the period from the date of inception (August 2, 2000) to December 31, 2000 and for the year ended December 31, 2001;

•	audited consolidated financial statements for Turkcell Iletisim Hizmetleri A.S., a company in which Sonera has a 37.1 percent interest, as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001;

•	audited consolidated financial statements for Fintur Holdings B.V., a company in which Sonera has a 58.55 percent interest, as of December 31, 2000 and 2001 and for the years ended December 31, 2000 and 2001; and

•	audited consolidated financial statements for NetCom ASA, a company which Telia acquired in 2000, as of and for the years ended December 31, 1997, 1998 and 1999.

      References in this prospectus to “Swedish krona,” “Swedish kronor” and “SEK” are to the currency of the Kingdom of Sweden. References to “euro,” “euros,” “€” or “EUR” are to the currency of the European Union’s Economic and Monetary Union. References to “Finnish markka” or “FIM,” when used with respect to any time or period before January 1, 1999, are to the currency of the Republic of Finland and, when used with respect to any time or period from January 1, 1999 and before January 1, 2002, are to the sub-unit of the euro. References in this prospectus to “dollar,” “U.S. dollar,” “U.S.$,” “$” and “USD” mean the lawful currency of the United States of America.

      In this prospectus, unless otherwise stated, Swedish kronor and euros have been translated, solely for convenience, into U.S. dollars using the noon buying rate in New York City for cable transfers in Swedish kronor and euros, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2002, which was SEK 9.2070 per U.S. $1.00 (SEK 1.00 per U.S. $0.1086) and €1.0146 per U.S. $1.00 (€1.00 per U.S. $0.9856). On September 30, 2002, the noon buying rate for the krona was SEK 9.2740 per U.S. $1.00 (SEK 1.00 per U.S. $0.1078) and the noon buying rate for the euro was €1.0122 per U.S. $1.00 (€1.00 per U.S. $0.9879). These translations should not be construed as a representation that the U.S. dollar amounts actually represent, or could be converted into, krona or euros, respectively, at the rates indicated.

      The period end, average and range of high and low kronor to U.S. dollar and euro to U.S. dollar exchange rates for the five-year period ended December 31, 2001 and the period from January 1, 2002 to September 30, 2002 are presented in the section entitled “CURRENCY AND EXCHANGE RATES INFORMATION” in this prospectus.

      In this prospectus, unless otherwise stated, Swedish kronor have been translated, solely for convenience, into euros at the Swedish krona to euro reference rate of €1.00 = SEK 9.1015 and euros into Swedish kronor at the euro to Swedish krona reference rate of SEK 1.00 = €0.1099, in each case, as published by the European Central Bank on June 28, 2002.

      In this prospectus, both Telia and Sonera use “underlying EBITDA” as a non-GAAP measure for the financial performance of their respective business areas or segments.

      When used with respect to Telia, underlying EBITDA equals:

•	Operating income before depreciation, amortization and write-downs, net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, restructuring/phase-out of operations, personnel redundancy costs, year 2000 compliance (in 1998 and 1999), and expenses in conjunction with the initial public offering in 2000 and with the abandoned merger with Telenor in 1999. Telia’s management uses underlying EBITDA and operating income as the principal measures for monitoring profitability in internal operations. Management believes that, besides operating income, underlying EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, underlying EBITDA is presented to enhance the understanding of Telia’s historical operating performance. Underlying EBITDA, however, should not be considered as an alternative to operating income as an indicator of our operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      When used with respect to Sonera, underlying EBITDA equals:

•	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses. Sonera’s management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of the operating results from Sonera’s business segments. Sonera’s management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the segmented operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of operating performance. Sonera’s definition of underlying EBITDA does not show significant changes related to the following items: depreciation, amortization and write-downs; restructuring expenses; gains and losses from sale of shares and fixed assets; equity (income) loss in associated companies; financial income and expense; and income taxes. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

Selected Consolidated Financial Data

      Presented below are selected historical financial data of Telia and Sonera as of and for the six months ended June 30, 2001 and 2002 and as of and for each of the years in the five-year period ended December 31, 2001. The selected consolidated financial data as of and for the six months ended June 30, 2001 and 2002 presented below has been derived from the unaudited condensed consolidated interim financial statements of each of Telia and Sonera. The selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2001 presented below has been derived from the audited annual consolidated financial statements of each of Telia and Sonera.

      Telia’s consolidated financial statements and its unaudited condensed interim financial statements have been prepared in accordance with IAS. For a discussion of the principal differences between IAS and U.S. GAAP relevant to Telia, together with a reconciliation of net income and shareholders’ equity recorded under IAS to net income and shareholders’ equity under U.S. GAAP in connection with Telia’s consolidated financial statements, see Note 39 to Telia’s consolidated financial statements and Note 23 to Telia’s unaudited condensed consolidated interim financial statements.

      Sonera’s consolidated financial statements and its unaudited condensed consolidated interim financial statements have been prepared in accordance with Finnish GAAP. For a detailed discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to Sonera, together with a reconciliation of net income and shareholders’ equity recorded under Finnish GAAP to net income and shareholders’ equity under U.S. GAAP in connection with Sonera’s consolidated financial statements, see Note 24 to Sonera’s consolidated financial statements and Note 12 to Sonera’s unaudited condensed consolidated interim financial statements.

      You should read the following selected consolidated financial data in conjunction with the consolidated financial statements of Telia and Sonera and the sections entitled “OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF TELIA” and “OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF SONERA,” each included elsewhere in this prospectus.

      The interim financial information included below is unaudited but reflects normal and recurring adjustments that are necessary for a fair presentation of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results for the full year.

      Solely for the convenience of the reader:

•	Swedish krona amounts have been translated into U.S. dollars at the rate of SEK 1.00 = $0.1086 ($1.00 = SEK 9.2070), the noon buying rate for the Swedish krona on June 28, 2002.

•	euro amounts have been translated into U.S. dollars at the rate of €1.00 = $0.9856 ($1.00 = €1.0146), the noon buying rate for the euro on June 28, 2002.

      Sonera’s consolidated financial statements for all periods prior to January 1, 1999 were prepared in Finnish markkas, and have been restated into euros using the irrevocable conversion rate of €1.00 = FIM 5.94573 between the euro and the Finnish markka, which conversion rate was set on January 1, 1999. Sonera’s consolidated financial statements for such periods depict the same trends as would have been presented if Sonera had continued to present consolidated financial statements in Finnish markkas. However, Sonera’s consolidated financial statements for periods prior to January 1, 1999 are not comparable to the financial statements of other companies that currently report in euros and that have restated their financial statements from a currency other than the Finnish markka.

Selected Telia Consolidated Financial Data

							For the six months
	For the year ended December 31,						ended June 30,

	1997	1998	1999	2000	2001	2001	2001	2002	2002

	(SEK)	(SEK)	(SEK)	(SEK)	(SEK)	($)	(SEK)	(SEK)	($)

							(unaudited)

	(in millions, except shares, percentages and per share data)
INCOME STATEMENT DATA
IAS
Net sales	45,665	49,569	52,121	54,064	57,196	6,212.2	27,795	28,231	3,066.3
Costs of production	(29,634)	(30,988)	(31,206)	(33,028)	(40,435)	(4,391.8)	(18,001)	(18,344)	(1,992.4)
Gross income	16,031	18,581	20,915	21,036	16,761	1,820.4	9,794	9,887	1,073.9
Sales, administrative, and research and development expenses	(13,456)	(15,045)	(14,887)	(16,326)	(17,943)	(1,948.8)	(8,324)	(9,004)	(978.0)
Other operating revenues and expenses, net	806	4,388	(805)	8,493	506	55.0	278	(430)	(46.7)
Income from associated companies	(163)	(704)	723	(1,197)	6,136	666.4	51	375	40.7
Operating income	3,218	7,220	5,946	12,006	5,460	593.0	1,799	828	89.9
Financial net	(90)	(77)	34	(289)	(652)	(70.8)	(388)	(371)	(40.3)
Income after financial items	3,128	7,143	5,980	11,717	4,808	522.2	1,411	457	49.6
Income taxes	(946)	(2,092)	(1,754)	(1,447)	(2,917)	(316.8)	(848)	(308)	(33.4)
Minority interests	40	(40)	(4)	8	(22)	(2.4)	(22)	8	0.9
Net income	2,222	5,011	4,222	10,278	1,869	203.0	541	157	17.1
Earnings per share
Basic	0.78	1.76	1.48	3.50	0.62	0.07	0.18	0.05	0.01
Diluted	0.78	1.76	1.48	3.50	0.62	0.07	0.18	0.05	0.01
Cash dividend per share(1)	0.40	0.42	0.49	0.52	0.50	0.05	N/A	N/A	N/A
Operating margin (%)(2)	7.0	14.6	11.4	22.2	9.5	9.5	6.5	2.9	2.9
Return on sales (%)(3)	8.4	15.9	13.0	25.1	12.5	12.5	10.0	5.1	5.1
Net profit margin (%)(4)	4.9	10.1	8.1	19.0	3.3	3.3	1.9	0.6	0.6
U.S. GAAP(5)
Net income	N/A	N/A	4,218	9,991	4,534	492.5	584	1,187	128.9
Earnings per share
Basic	N/A	N/A	1.48	3.41	1.51	0.16	0.19	0.40	0.04
Diluted	N/A	N/A	1.48	3.41	1.51	0.16	0.19	0.40	0.04
Weighted average number of shares outstanding (in thousands)
Basic	2,851,200	2,851,200	2,851,200	2,932,757	3,001,200	3,001,200	3,001,200	3,001,200	3,001,200
Diluted	2,851,200	2,851,200	2,851,200	2,932,757	3,001,200	3,001,200	3,001,200	3,001,200	3,001,200

CASH FLOW DATA
IAS
Cash flow from operating activities	8,920	10,301	10,715	10,152	10,416	1,131.3	2,810	4,701	510.6
Cash flow from investing activities	(12,426)	(8,967)	(10,701)	(37,121)	3,632	394.5	(2,678)	(4,094)	(444.7)
Cash flow from financing activities	3,896	(2,301)	1,005	26,818	(6,608)	(717.7)	(405)	(6,535)	(709.8)
Cash flow for the period	390	(967)	1,019	(151)	7,440	808.1	(273)	(5,928)	(643.9)

	At December 31,						At June 30,

	1997	1998	1999	2000	2001	2001	2001	2002	2002

	(SEK)	(SEK)	(SEK)	(SEK)	(SEK)	($)	(SEK)	(SEK)	($)

							(unaudited)

	(in millions, except percentages and financial ratios)
BALANCE SHEET DATA
IAS
Intangible fixed assets	1,566	1,844	2,146	25,198	26,816	2,912.6	26,884	27,233	2,957.9
Tangible fixed assets	39,239	34,801	33,318	43,807	47,314	5,138.9	47,361	45,700	4,963.6
Financial fixed assets	8,666	12,553	18,023	22,335	20,784	2,257.4	20,563	19,695	2,139.1
Current assets	16,439	18,080	23,117	31,375	33,277	3.614.3	35,384	26,581	2,887.0
Total assets	65,910	67,278	76,604	122,715	128,191	13,923.2	130,192	119,209	12,947.6
Shareholder’s equity	25,487	29,344	32,893	55,988	59,885	6,504.3	58,570	59,728	6,487.2
Minority interests	306	210	210	320	204	22.1	1,497	245	26.6
Provisions	12,262	7,735	10,488	11,351	13,107	1,423.6	12,042	12,475	1,354.9
Long-term debt	7,082	6,491	9,123	20,876	25,193	2,736.3	26,092	20,933	2,273.6
Current debt	7,731	7,062	6,934	13,166	3,931	427.0	10,685	2,850	309.6
Non-interest-bearing liabilities	13,042	16,436	16,956	21,014	25,871	2,809.9	21,306	22,978	2,495.7
Total equity and liabilities	65,910	67,278	76,604	122,715	128,191	13,923.2	130,192	119,209	12,947.6
Capital employed(6)	46,329	43,440	50,936	92,374	90,971	9,880.6	99,097	85,250	9,259.3
Operating capital(7)	39,192	34,921	39,160	75,042	70,150	7,619.2	78,361	70,008	7,603.8
Net interest-bearing liabilities(8)	14,609	6,767	7,527	20,235	10,661	1,157.9	19,069	10,336	1,122.6
U.S. GAAP(5)
Total assets	N/A	N/A	77,974	123,689	132,495	14,390.7	131,367	124,404	13,511.9
Shareholders’ equity	N/A	N/A	29,168	51,870	58,589	6,363.5	54,652	59,472	6,459.4
RATIOS
IAS
Debt/equity ratio (multiple) (9)	0.60	0.24	0.24	0.37	0.18	0.18	0.33	0.17	0.17
Equity/assets ratio (%)(10)	36.8	41.5	41.0	44.4	46.2	46.2	44.4	49.9	49.9

(1)	Dividends are declared and paid annually on the basis of income and retained earnings as of the end of the preceding year.

(2)	Operating margin is operating income expressed as a percentage of net sales.

(3)	Return on sales is operating income plus financial revenues, expressed as a percentage of net sales.

(4)	Net profit margin is net income expressed as a percentage of net sales.

(5)	Telia has not presented a reconciliation to U.S. GAAP of its net income for the years ended December 31, 1997 and 1998, nor of its total assets and shareholders’ equity as of December 31, 1997 and 1998.

(6)	Capital employed is the balance sheet total less non-interest-bearing liabilities and non-interest-bearing provisions reported, and the proposed dividend.

(7)	Operating capital is non-interest-bearing assets less non-interest-bearing liabilities and non-interest-bearing provisions.

(8)	Net interest-bearing liability is interest-bearing liabilities and provisions less interest-bearing assets but including participations in associated companies.

(9)	Debt/equity ratio is net interest-bearing liability divided by equity (less the proposed dividend).

(10)	Equity/ assets ratio is equity (less the proposed dividend) expressed as a percentage of the balance sheet total.

Selected Sonera Consolidated Financial Data

							For the six months
	For the year ended December 31,						ended June 30,

	1997	1998	1999	2000	2001	2001	2001	2002	2002

	€	€	€	€	€	$	€	€	$

							(unaudited)

	(in millions, except shares, percentages, per share and ADS data)
INCOME STATEMENT DATA
Finnish GAAP
Revenues	1,352	1,623	1,849	2,057	2,187	1,906	1,082	1,084	1,068
Other operating income	18	24	45	1,589	916	798	902	382	377
Operating expenses	(881)	(1,097)	(1,226)	(1,599)	(1,820)	(1,586)	(890)	(1,204)	(1,186)
Depreciation and amortization	(204)	(261)	(281)	(299)	(332)	(289)	(168)	(161)	(159)
Operating profit	285	289	387	1,748	951	829	926	101	100
Equity income (loss) in associated companies	19	59	110	121	(202)	(176)	(94)	(3,979)	(3,922)
Sales and write-downs of short-term investments	—	—	—	—	(272)	(237)	—	(43)	(43)
Financial income and expenses	5	(2)	—	(9)	(32)	(28)	(27)	12	12
Profit (loss) before income taxes, minority interest and extraordinary items	309	346	497	1,860	445	388	805	(3,909)	(3,853)
Income taxes	(89)	(94)	(126)	(318)	(35)	(30)	(128)	1,246	1,228
Minority interest in income	—	(1)	(1)	(1)	(1)	(1)	1	—	—
Extraordinary items, net of income taxes(1)	—	—	—	(35)	—	—	—	—	—
Net income (loss)	220	251	370	1,506	409	357	678	(2,663)	(2,625)
Net income (loss) per share and ADS (2)	0.25	0.29	0.42	1.68	0.44	0.39	0.74	(2.39)	(2.35)
Cash dividends per share and ADS (2)(3)	0.04	0.15	0.07	0.10	0.07	0.06	0.07	—	—
U.S. GAAP
Net income (loss)	203	237	338	704	284	248	584	(2,676)	(2,637)
Net income (loss) per share and ADS
(non-diluted)(2)	0.23	0.27	0.38	0.78	0.31	0.27	0.64	(2.40)	(2.37)
Net income (loss) per share and ADS on a fully diluted basis(2)	0.23	0.27	0.38	0.78	0.31	0.27	0.64	(2.40)	(2.37)
Weighted average number of shares outstanding (in thousands)
Non-diluted(2)	878,061	878,362	880,500	897,472	924,346	924,346	906,091	1,114,752	1,114,752
Diluted(2)	878,061	878,362	881,632	902,193	924,346	924,346	906,091	1,114,752	1,114,752
OTHER RATIOS
Operating profit margin (%)(4)	21.1	17.8	20.9	85.0	43.5	43.5	85.6	9.3	9.3
Net income (loss) margin (%)(5)	16.2	15.5	20.0	73.2	18.7	18.7	62.7	(245.7)	(245.7)
CASH FLOW DATA
Cash provided by operating activities	455	508	442	227	197	172	22	289	285
Cash (used in) provided by investing activities	(531)	(1,126)	(771)	(4,572)	1,223	1,066	495	(7)	(7)
Capital expenditures	(373)	(351)	(338)	(430)	(359)	(313)	(172)	(107)	(105)
Investments in shares and shareholder loans	(22)	(898)	(410)	(4,852)	(572)	(499)	(431)	(123)	(121)
Cash provided by (used in) financing activities	93	632	309	4,394	(1,410)	(1,229)	(523)	(295)	(291)

	At December 31,						At June 30,

	1997	1998	1999	2000	2001	2001	2001	2002	2002

	€	€	€	€	€	$	€	€	$

							(unaudited)

	(in millions, except percentages)
BALANCE SHEET DATA
Finnish GAAP
Intangible assets	42	53	69	116	98	85	114	90	88
Property, plant and equipment	1,090	1,123	1,159	1,265	1,269	1,106	1,279	1,198	1,181
Long-term investments and receivables	293	1,231	1,826	4,779	6,068	5,290	5,914	2,761	2,721
Inventories	15	22	36	40	33	29	44	15	15
Receivables	281	292	404	3,418	610	532	695	562	554
Cash and short-term investments	145	93	115	156	716	624	1,999	1,044	1,029
Total assets	1,866	2,814	3,609	9,774	8,794	7,666	10,045	5,670	5,588
Shareholders’ equity	1,312	1,424	1,801	3,233	4,575	3,988	3,956	1,856	1,829
Minority interest	—	12	14	16	13	11	17	1	1
Long-term debt	171	788	1,124	1,842	2,007	1,750	2,586	2,236	2,204
Other long-term liabilities	86	91	115	171	148	129	145	204	201
Current debt	2	135	172	3,955	1,473	1,284	2,755	950	936
Other current liabilities	295	364	383	557	578	504	586	423	417
Total shareholders’ equity and liabilities	1,866	2,814	3,609	9,774	8,794	7,666	10,045	5,670	5,588
Net debt(6)	28	830	1,181	5,641	3,268	2,849	5,122	2,142	2,111
Net debt-to-equity (%)(7)	2.1	57.8	65.1	173.6	71.2	71.2	128.9	115.3	115.3
Equity-to-assets (%)(8)	70.9	51.5	50.6	33.4	52.4	52.4	39.7	32.9	32.9
U.S. GAAP
Shareholders’ equity	1,341	1,446	1,896	4,432	4,912	4,282	4,419	2,128	2,097
Total assets	1,898	2,848	3,757	11,181	9,104	7,936	10,570	5,951	5,865

(1)	Extraordinary items reported for the year ended December 31, 2000 consist of the cumulative effect of accounting changes related to (a) equity accounting for Turkcell and (b) capitalization of borrowing costs. See Note 8 to Sonera’s consolidated financial statements.

(2)	All per share and ADS data before November 2001 has been adjusted to reflect the rights offering in 2001, in order to present information that is comparable to amounts after the rights offering.

(3)	Dividends for each year were declared and paid on the basis of profits and retained earnings as of the end of the previous year.

(4)	Operating profit margin is operating profit expressed as a percentage of revenues.

(5)	Net income margin is net income expressed as a percentage of revenues.

(6)	Net debt means total debt (which includes current and long-term interest-bearing debt) less cash and short-term investments. For purposes of this prospectus, net debt as of June 30, 2001 and December 31, 2001 does not take into account Sonera’s short-term investment in shares of Deutsche Telekom, which, as of such dates, had a market value of €1,780 million and €504 million, respectively.

(7)	Net debt-to-equity ratio is the ratio of net debt to shareholders’ equity and minority interest.

(8)	Equity-to-assets ratio is shareholders’ equity and minority interest expressed as a percentage of total assets less advances received.

Unaudited Selected Condensed Pro Forma Combined Financial Information (see page 128)

      The following pro forma combined financial information is being provided to give you a better understanding of what the results of operations and financial position of the combined TeliaSonera might have looked like had the merger occurred on an earlier date. This information is provided for illustrative purposes only and does not show what the results of operations or financial position of the combined entity would have been if the exchange offer had been completed and the merger had actually occurred on the dates assumed. This information also does not indicate what the combined entity’s future operating results or combined financial position will be.

      The following unaudited pro forma combined financial information gives pro forma effect to the merger, after giving effect to the pro forma adjustments described in the notes to the unaudited condensed pro forma consolidated financial statements. For accounting purposes, the merger will be accounted for as Telia’s acquisition of Sonera. The unaudited condensed pro forma consolidated income statements for the year ended December 31, 2001 and for the six months ended June 30, 2002, give effect to the merger as if the transaction had occurred on January 1, 2001. The unaudited condensed pro forma consolidated balance sheet as of June 30, 2002 gives effect to the merger as if it had occurred on June 30, 2002.

      The unaudited condensed pro forma consolidated financial information of the combined company is based on the historical financial statements of Telia and Sonera, which are included elsewhere in this prospectus.

      Please see “UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS” for a more detailed explanation of this analysis.

      Solely for your convenience, the unaudited pro forma consolidated SEK amounts have been translated into euros at the exchange rate of €1.00 = SEK 9.1015, the euro to Swedish krona reference rate as published by the European Central Bank on June 28, 2002, and into U.S. dollars at the exchange rate of $1.00 = SEK 9.2070, the U.S. dollar to Swedish krona noon buying rate on June 28, 2002.

Unaudited Selected Condensed Pro Forma Combined Financial Information

				As of or for the

	For the year ended			six months ended
	December 31, 2001			June 30, 2002

	SEK	€	$	SEK	€	$

	(in millions, except per share and per ADS data)
IAS
Income Statement Data
Net sales	80,924	8,891.3	8,789.5	39,932	4,387.4	4,337.1
Operating income	10,174	1,118.0	1,105.2	(32,926)	(3,617.7)	(3,576.2)
Net income	2,691	295.7	292.3	(23,209)	(2,550.0)	(2,520.8)
Earnings per share
Basic	0.57	0.06	0.06	(4.95)	(0.54)	(0.54)
Diluted	0.57	0.06	0.06	(4.95)	(0.54)	(0.54)
Balance Sheet Data
Fixed assets				162,472	17,851.3	17,646.7
Current assets				42,335	4,651.3	4,598.0

Total assets				204,807	22,502.6	22,244.7

Shareholders’ equity				103,186	11,337.3	11,207.3
Minority interest				2,663	292.6	289.2
Provisions				17,122	1,881.2	1,859.7
Long-term and short-term loans				53,176	5,842.6	5,775.6
Non-interest-bearing liabilities				28,660	3,148.9	3,112.9

Total liabilities and shareholders’ equity				204,807	22,502.6	22,244.7

U.S. GAAP
Income Statement Data
Net income	7,453	818.9	809.5	(23,428)	(2,574.1)	(2,544.6)
Earnings per share
Basic	1.59	0.17	0.17	(5.00)	(0.55)	(0.54)
Diluted	1.59	0.17	0.17	(5.00)	(0.55)	(0.54)
Earnings per ADS(1)
Basic	7.95	0.87	0.86	(24.98)	(2.74)	(2.71)
Diluted	7.95	0.87	0.86	(24.98)	(2.74)	(2.71)
Balance Sheet Data
Shareholders’ equity				121,754	13,377.4	13,224.0
Total assets				231,608	25,447.2	25,155.6

(1)	Each Telia ADS will represent five Telia shares.

Comparative Historical and Pro Forma Per Share Data

      The following tables present historical and pro forma per share data that reflect the completion of the proposed merger based upon the historical financial statements of Telia and Sonera as of and for the year ended December 31, 2001 and unaudited condensed consolidated interim financial information of Telia and Sonera as of and for the six months ended June 30, 2002.

      The pro forma data is not indicative of the results of future operations or the actual results that would have occurred had the merger been completed at the beginning of the periods presented. You should read the data presented below together with the historical consolidated financial statements of Telia and Sonera, the historical unaudited condensed consolidated interim financial statements of Telia and Sonera and the unaudited condensed pro forma combined financial information each appearing elsewhere in this prospectus.

      The first and second columns on the left in the tables present historical per share amounts for Telia and Sonera. The third column sets forth unaudited pro forma combined data based on 1,688,180,018 Telia shares assumed to be issued in connection with the acquisition based upon an exchange ratio of 1.51440 Telia shares per Sonera share. The fourth column sets forth implied equivalent data for Sonera which is calculated by multiplying the unaudited pro forma combined per share data by 1.51440.

      Solely for your convenience, historical Swedish krona per share amounts for Telia in the first column and Swedish krona pro forma per share amounts for TeliaSonera in the third column have been translated into euros at the exchange rate of €1.00 = SEK 9.1015, the euro to Swedish krona reference rate as published by the European Central Bank on June 28, 2002 and into U.S. dollars at the exchange rate of $1.00 = SEK 9.2070, the U.S. dollar to Swedish krona noon buying rate on June 28, 2002. Also, solely for your convenience, historical euro per share amounts for Sonera in the second column and equivalent implied euro pro forma amounts for Sonera in the fourth column have been translated into U.S. dollars at the exchange rate of $1.00 = €1.0146, the U.S. dollar to euro noon buying rate on June 28, 2002.

									Sonera
									equivalent
									unaudited pro
				Sonera		Telia and Sonera			forma
	Telia historical per			historical per		unaudited pro forma			combined per
	share data			share data		combined per share data			share data

	SEK	€	$	€	$	SEK	€	$	€	$

Amounts under IAS
As of and for the six months ended June 30, 2002 unaudited
Earnings from continuing operations per share
Basic	0.05	0.005	0.005	(2.26)	(2.23)	(4.95)	(0.54)	(0.54)	(0.82)	(0.81)
Diluted	0.05	0.005	0.005	(2.26)	(2.23)	(4.95)	(0.54)	(0.54)	(0.82)	(0.81)
Dividends	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Book value(1)	19.90	2.19	2.16	1.91	1.89	22.00	2.42	2.39	3.66	3.62
For the year ended December 31, 2001
Earnings from continuing operations per share
Basic	0.62	0.07	0.07	0.17	0.17	0.57	0.06	0.06	0.09	0.09
Diluted	0.62	0.07	0.07	0.17	0.17	0.57	0.06	0.06	0.09	0.09
Dividends	0.20	0.02	0.02	0.00	0.00	N/A	N/A	N/A	N/A	N/A

(1)	Book value per share is calculated by dividing shareholders’ equity by the number of shares outstanding at the end of the period.

RISK FACTORS

      In deciding whether to tender your Sonera securities in connection with the exchange offer, you should carefully consider the risks set forth below in addition to the other information contained in this prospectus.

Risks Related to the Exchange Offer

The value of the Telia shares has decreased significantly since the announcement of the exchange offer and may decrease further between the time the acceptance period of the exchange offer starts and the time the exchange offer is completed. Because you will receive a fixed number of Telia securities in the exchange offer, and not a fixed value, the value of the Telia securities you will receive at the completion of the exchange offer may be less than the value of such Telia securities at the date of this prospectus or the date you tender your Sonera securities.

      Under the terms of the exchange offer, holders of Sonera securities are being offered a fixed number of securities of Telia, rather than securities of Telia with a fixed value. Because the market price of the Telia shares may fluctuate, the value of the Telia securities you receive at the time of the completion of the exchange offer will depend on the market price of such securities at that time and may vary significantly from the value of such securities at the date of this prospectus. The terms of the exchange offer will not be adjusted based on fluctuations in the market price of Telia shares or on the relative financial performance of Telia and Sonera. As a result, the market price of the Telia securities you receive at the time of the completion of the exchange offer could be significantly lower than the market price of such securities at the time of the announcement of the exchange offer or at the date of this prospectus. On March 26, 2002, the date the exchange offer was announced, the closing price of Telia’s shares on the Stockholm Exchange was SEK 35.40, giving each Sonera share an implied value of SEK 53.61 (€5.96 based on the Swedish krona to euro reference rate as published by the European Central Bank on March 26, 2002, and $5.22 based on the Swedish krona to U.S. dollar noon buying rate as published by the U.S. Federal Reserve on March 26, 2002) based on the exchange ratio of 1.51440 shares of Telia for each Sonera share. On September 30, 2002, the closing price of Telia shares on the Stockholm Exchange was SEK 23.30 (€2.55 based on the Swedish krona to euro reference rate as published by the European Central Bank on September 30, 2002, and $2.51 based on the Swedish krona to U.S. dollar noon buying rate as published by the Federal Reserve Bank of New York on September 30, 2002), giving each Sonera share an implied value of €3.86, a decrease of 35.3 percent as compared to the implied value on March 26, 2002.

      The price of Telia shares may change as a result of changes in the business, operations or prospects of Telia or the combined company, market assessments of the impact of the merger, regulatory considerations, general market and economic conditions, factors affecting the telecommunications industry in general and other factors. You should obtain current market quotations for Telia’s and Sonera’s shares.

Telia has a right to terminate the combination agreement between Telia and Sonera and abandon the exchange offer after the exchange offer period has ended if one of the conditions to the exchange offer is not satisfied. Under this condition and subject to certain additional requirements, Telia may elect to terminate the combination agreement and abandon the exchange offer if it determines in good faith that the cash amount it may be required to pay for each Sonera share not tendered in the exchange offer were to, in a mandatory redemption offer made under Finnish law after the completion of the exchange offer, exceed by more than approximately €0.27 per Sonera share, or by more than €300 million in the aggregate for all outstanding Sonera shares, the equivalent cash value of the Telia shares offered for Sonera shares in connection with the exchange offer. The existence of this condition poses two main risks for Sonera shareholders:

•	Because this condition will continue to be in effect after the expiration of the exchange offer period, you cannot be certain that the exchange offer will be completed at the time of the expiration of the exchange offer period.

•	Because shareholders’ withdrawal rights cease after the expiration of the exchange offer period, if you tender your securities in the exchange offer, you risk being unable to withdraw your securities for a substantial period of time after the expiration of the exchange offer period and before the scheduled settlement date of the exchange offer, currently expected to be approximately 15 business days, during which time Telia may decide to abandon the offer.

      In the event that Telia decides to complete the offer and in doing so acquires more than two-thirds of the total voting rights attaching to Sonera shares, Telia would, in a so-called mandatory redemption offer, be required under Finnish law to offer to purchase for cash the remaining Sonera shares that have not been tendered. The price offered in connection with a mandatory redemption offer must represent the “fair price” of the remaining shares, as determined in accordance with Finnish law.

      Under the conditions to the exchange offer, Telia may elect to terminate the combination agreement and abandon the exchange offer if it determines in good faith that the amount of cash it may be required to pay in a mandatory redemption offer for each share of Sonera not tendered in the exchange offer were to exceed by more than approximately €0.27 per Sonera share, or by more than €300 million in the aggregate for all outstanding Sonera shares, the equivalent cash value of the Telia shares offered for Sonera shares in connection with the exchange offer.

      This condition is important to Telia because under Finnish law, if the equivalent cash value paid for Sonera shares in the exchange offer were deemed to be lower than the cash price paid in a mandatory redemption offer, Telia would be required to pay the difference, also known as a top-up payment, in cash to all Sonera securityholders who participated in the exchange offer. Accordingly, this condition is intended to protect Telia from having to make a large cash payment in connection with the exchange offer by allowing it to abandon the transaction under the circumstances described in the condition.

      The terms of the combination agreement provide that this top-up payment condition will remain in effect after the expiration of the exchange offer period until such time Telia either completes or abandons the exchange offer, during which time holders of Sonera securities who have tendered their securities pursuant to the exchange offer will be unable to withdraw their securities. As a result, holders of Sonera securities, who tender their securities in the exchange offer, risk being unable to withdraw such securities for a substantial period of time after the scheduled expiration date of the exchange offer period, currently expected to be approximately 15 business days, during which time Telia may decide to terminate the offer.

•	Whether Telia exercises its right to terminate the combination agreement and abandon the exchange offer based on the failure of this top-up payment condition to be satisfied depends in large part on the price development of Telia and Sonera shares. While the Finnish Financial Supervision Authority has recently issued a ruling that, if followed, would, at the prevailing price levels, mean that Telia would not have to make any top-up payment after the completion of the exchange offer, the Finnish Financial Supervision Authority’s ruling remains subject to legal challenge in that it is not binding on Finnish courts.

      Cash Redemption Price for the Sonera Shares. In connection with a mandatory redemption offer under Finnish law, Telia would be required to offer to purchase the remaining Sonera shares at a cash redemption price which, in general, would be based on the volume-weighted average trading price of Sonera shares on the Helsinki Exchanges during the 12-month period prior to the expiration of the exchange offer period. For illustrative purposes only, based upon the volume-weighted average trading price of the Sonera shares for the 12 months ending on September 30, 2002, the cash redemption price Telia would have to pay in the mandatory redemption offer would be €4.91 per Sonera share.

      Equivalent Cash Value of the Telia Shares based on the Interpretation of the Finnish Financial Supervision. For purposes of calculating the equivalent cash value of the Telia shares offered in the exchange offer in this situation, the Finnish Financial Supervision Authority has issued a ruling to the effect that the Telia shares received in connection with the exchange offer would be valued based upon the higher of the volume-weighted average trading price prevailing for Telia shares during a relatively short period prior to the expiration of the exchange offer period (for example, five trading days) and the market price prevailing for Telia shares immediately prior to the announcement of the exchange offer, which equalled €4.41 per Telia share (based upon the closing price per Telia share on the Stockholm Exchange on March 25, 2002). Based upon such method of valuation, after the application of the exchange ratio, the Telia shares to be received in the exchange offer would have an equivalent cash value of €6.68 per Sonera share.

      Therefore, applying the interpretation of the Finnish law on mandatory redemption offers adopted in the ruling of the Finnish Financial Supervision Authority, Telia would not be required to make any top-up payment to the Sonera securityholders that tendered their Sonera shares in the exchange offer unless, in the subsequent mandatory redemption offer, the cash redemption price per Sonera share or Sonera ADS were to exceed €6.68 without the prevailing market price of the Telia shares having increased correspondingly.

      Alternative Methods for Calculating the Equivalent Cash Value of Telia Shares. The ruling of the Finnish Financial Supervision Authority is, however, not binding on the Finnish courts, and there can be no assurance that its position would ultimately be accepted by the Finnish courts in the event that it were to be challenged by former Sonera shareholders subsequent to the completion of the exchange offer. If a Finnish court were to determine, contrary to the ruling of the Finnish Financial Supervision Authority, that the equivalent cash value of the Telia shares were to be based, for example, on the prevailing price of the Telia shares at the closing of the exchange offer, it would significantly alter the calculation of the difference between the mandatory cash redemption price and the equivalent cash value of the Telia shares offered in the exchange offer. On September 30, 2002, the closing price per Telia share on the Stockholm Exchange was SEK 23.30, or €2.55 (using the prevailing exchange rate), giving, under such a determination, an equivalent cash value to the Telia shares offered in the exchange offer of €3.86 per Sonera share.

•	The current market situation has created considerable uncertainty in relation to the top-up payment condition.

      At the time of the announcement of the exchange offer on March 26, 2002, the equivalent cash value of Telia shares offered in the exchange offer was €6.68 per Sonera share and Sonera ADS based on the previous day’s closing prices, representing a premium over both the then prevailing market price of the Sonera shares and Sonera ADSs as well as a premium over the volume-weighted average trading price of Sonera shares on the Helsinki Exchanges during the 12-month period prior to the announcement of the exchange offer. Due to a broad decline in the global equity markets, including those in Sweden and Finland, after such date, the equivalent cash value of Telia shares offered in the exchange offer, if calculated based upon the Telia closing price on September 30, 2002, currently is below the 12-month volume-weighted average trading price of Sonera shares even though it still represents a premium over the prevailing trading price of Sonera shares.

      The following table illustrates for the period from March 25, 2002 until September 30, 2002 the development of:

—	the equivalent cash value of Telia shares offered in the exchange offer for each Sonera share (as calculated based on the closing price for Telia shares on each trading day and the prevailing Swedish krona to euro exchange rate as published by the European Central Bank),

—	the closing price for Sonera shares, and

—	the 12-month volume-weighted average trading price of Sonera shares.

      The following table sets forth the amount by which the 12-month volume-weighted average trading price of Sonera shares in the aggregate for all outstanding Sonera shares has exceeded the equivalent cash value of the Telia shares offered in the exchange offer (as calculated based on the then current Telia share price) during the period from March 25, 2002 until September 30, 2002:

      As indicated above, in the event the exchange offer were to have been completed on September 30, 2002, Telia would have been obligated to make a top-up payment of €1.05 per Sonera share, or €1,175.4 million in the aggregate for all outstanding Sonera shares, to the shareholders of Sonera if the alternative method for calculating the equivalent cash value of Telia shares, as described above, were to be adopted.

•	Telia will only make a final determination of the risks addressed by the top-up payment condition immediately prior to the scheduled completion of the exchange offer.

      Due to the legal uncertainties related to the possible obligation to make a top-up payment in connection with the exchange offer and due to the current volatility of the equity markets, Telia will not be in a position to make a final determination on whether to terminate the combination agreement and abandon the exchange offer by invoking the top-up payment condition until immediately prior to the completion of the exchange offer. In making such determination, Telia will consider various facts and circumstances including the following:

•	the price development of the Telia shares and Sonera shares, including the development of the 12-month volume-weighted average trading price for Sonera shares;

•	alternative interpretations of the relevant provisions of Finnish law; and

•	any relevant legal or other developments that could make it more or less likely that the application of the provisions of the Finnish Securities Market Act related to the top-up payment obligation would be consistent with the ruling of the Finnish Financial Supervision Authority.

      If Telia had to take a decision on whether to invoke the top-up payment condition on the basis of information available to Telia as of the date of this prospectus, including the ruling from the Finnish Financial Supervision Authority, the current trading prices for the Telia shares and Sonera shares and the 12-month volume-weighted average trading price for the Sonera shares as of September 30, 2002, Telia would invoke the top-up payment condition. However, Telia will not be in a position to finally determine whether to invoke the top-up payment condition until immediately prior to the scheduled completion of the exchange offer.

•	In the event Telia abandons the exchange offer by invoking the top-up payment condition, you will receive back your Sonera securities, without any additional compensation, after a period ending approximately 15 business days after the expiration of the exchange offer period.

      During the time from the expiration of the exchange offer period until either the completion of the exchange offer or Telia’s abandonment of the exchange offer, those holders of Sonera securities will have no withdrawal rights. In the event Telia invokes the top-up payment condition, you will receive back your Sonera securities, without any additional compensation, after a period of approximately 15 business days, during which time you will not have any withdrawal rights.

Telia and Sonera may have difficulty integrating their large and complex businesses and realizing the anticipated benefits of the merger.

      The merger involves the integration of two large and complex businesses that currently operate independently. Telia and Sonera may not be able to achieve the expected synergies and other benefits of the merger or may not be able to achieve them within the expected timescale. Neither Telia nor Sonera has previously undertaken a restructuring project comparable in size or complexity with the integration plans associated with the merger. The combined company may face difficulties integrating their businesses, operations and personnel in a timely and efficient manner. In particular, the combined company may have difficulty integrating the two companies’ information systems, product development and marketing and sales departments, and other functions. Integrating Telia and Sonera may also be difficult and unpredictable because of cultural conflicts. Members of the combined company’s management team may also have difficulty adjusting to the corporate governance structure of the combined company and implementing the combined company’s strategy. The combined company may experience disruption in its employee base as a result of uncertainty in connection with the merger, which may result in a loss of focus on the two companies’ respective ongoing businesses. The combined companies’ competitors may also seek to take advantage of potential integration problems to gain customers. There can be no assurance that the above factors or other integration issues will not result in a delay or a reduction in achieving the expected total annual cost and capital expenditure synergy from the merger of approximately €300 million after 2005. Finally, although work has been done on the development of detailed plans for achieving the synergy and other benefits from the merger, such plans have not been finalized and cannot be implemented until the completion of the merger.

Regulatory authorities have already imposed and may seek to impose conditions that could reduce the anticipated benefits of the merger.

      Completion of the exchange offer requires consents or approvals of different regulatory authorities, including competition authorities. These regulatory authorities have already imposed conditions and may seek to impose additional conditions, such as operating restrictions or divestitures, on Telia and Sonera as a condition to giving their approval or consent to the combination, and meeting those conditions could jeopardize or reduce the anticipated benefits of the merger and/or have a material adverse effect on the business and financial condition of the combined company.

Sonera may not be able to enter into a merger or business combination with another party at a more favorable price because of provisions in the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland.

      In accordance with the terms of the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland, the Republic of Finland has undertaken to Telia that it will, subject to certain exceptions, tender all of its shares in Sonera in the exchange offer, which is likely to deter any third-party from making an offer to Sonera shareholders on more attractive terms. As a result of this undertaking, Sonera may not be able to enter into an alternative transaction at a more favorable price.

You will likely recognize a gain or loss for U.S. federal income tax purposes on the exchange of Sonera shares, Sonera ADSs or Sonera warrants for Telia shares, Telia ADSs or Telia warrants 2002/2005:A.

      Although not free from doubt, the receipt of Telia shares, Telia ADSs or Telia warrants 2002/2005:A in exchange for your Sonera shares, Sonera ADSs or Sonera warrants will likely be a taxable event for U.S. federal income tax purposes. If the exchange of Sonera shares, Sonera ADSs or Sonera warrants for Telia shares, Telia ADSs or Telia warrants 2002/2005:A is taxable, U.S. Holders and certain non-U.S. Holders (both as defined in the section entitled “TAXATION — United States Federal Income Tax Consequences”) will recognize gain or loss equal to the difference between the sum of (1) the fair market value, as of the date of distribution, of Telia shares, Telia ADS or Telia warrants 2002/2005:A and (2) any cash received in the exchange or in connection with the mandatory redemption or compulsory acquisition provisions and your adjusted tax basis in Sonera shares, Sonera ADSs or Sonera warrants. The deductibility of capital losses is subject to limitations. For a more complete description of United States federal income tax consequences, see the section entitled “TAXATION — United States Federal Income Tax Considerations.”

      The tax consequences of the exchange offer to you will depend on your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the exchange offer to you.

The exchange offer may trigger a change of control provision in Sonera’s credit facilities, which may cause all outstanding debt under those facilities to become due.

      A majority of Sonera outstanding debt is governed by loan agreements, which provide that a change of control may constitute an event of default. A breach of the covenants contained in these agreements could cause a default under the terms of these agreements and other financings of Sonera, potentially causing all debt under those financings to become due. In the event this were to occur, the combined company would have to refinance these loans, which might result in the combined company paying a higher rate of interest than Sonera currently pays on its existing loans.

The completion of the planned exchange offer will trigger the right of Sonera’s partner in Group 3G to exercise a call option to purchase Sonera’s 42.8 percent interest in Group 3G and may trigger a right of first offer with respect to the other shareholders of Ipse 2000 to purchase Sonera’s 12.6 percent interest in Ipse 2000.

      In November 2001, Sonera entered into a shareholders’ agreement with Telefónica Móviles Intercontinental with respect to Group 3G, Sonera’s UMTS (Universal Mobile Telecommunications Systems) joint venture in Germany. The shareholders’ agreement contains a call option which may be exercised in the event the planned Telia/Sonera merger is completed that gives Telefónica Móviles the right to purchase all of Sonera’s shares in Group 3G at a share price based on the fair market value of Group 3G less any outstanding indebtedness of Group 3G. The determination of fair market value shall be based on appraisals of at least two international investment banks, one appointed by Sonera and the other by Telefónica Móviles. Under the terms of the Group 3G shareholders agreement, upon completion of the exchange offer, Telefónica Móviles may request that the parties make a determination of the fair market value of Sonera’s shareholding in Group 3G without undue delay. Telefónica Móviles shall then have the right to exercise its call option within ten business days of the determination of the fair market value of Sonera’s shares in Group 3G.

      Sonera has recorded a €3,844 million write-down of its investment in Group 3G for the second quarter of 2002, thereby reducing the carrying value of its investment in Group 3G to zero. This write-down reflects changes in the circumstances relating to Group 3G’s business plans and operating environment. In July 2002, the board of directors of Group 3G decided to halt Group 3G’s commercial operations after reviewing Group 3G’s business plan and actual results of commercial operations, as well as receiving an external analysis of the German mobile market and Group 3G’s competitive position in the market and determining that Group’s 3G’s business strategy was no longer viable. This led Sonera to perform an impairment analysis based on the changed circumstances of Group 3G, which resulted in the write-down. Telefónica Móviles has also provisioned for the write-down of a substantial portion of the aggregate carrying value of its UMTS investments in Germany and Italy. While there is no existing market for Group 3G shares or the UMTS licenses in Germany on which to base an estimate of the current fair market value of Sonera’s investment in Group 3G for purposes of the exercise of the call option, it is reasonable to assume that the fair market value of Group 3G is substantially less than at the time Sonera initially made its investment in Group 3G. As a result, Telefónica Móviles may be able to acquire Sonera’s 42.8 percent interest in Group 3G at a substantial discount to Sonera’s total investment in Group 3G.

      In August 2000, Sonera entered into an association agreement with respect to its shareholding in Ipse 2000, Sonera’s UMTS joint venture in Italy. Under the terms of the agreement, in the event that one of the parties to the agreement wishes to transfer its shares to a third party outside of a public offering, such party is first required to offer its share to the other Ipse 2000 shareholders. Under the terms of the agreement, a transfer is deemed to include a succession by merger and, accordingly, such right of first refusal on the part of the other Ipse 2000 shareholders to offer to purchase Sonera’s interest in Ipse 2000 may be triggered by the exchange offer. The price at which the other Ipse 2000 shareholders would make such an offer to purchase would be determined by an independent expert appointed by Sonera. As a result, the other shareholders in Ipse 2000 may be able to acquire Sonera’s interest in Ipse 2000 at a substantial discount to Sonera’s total investment in Ipse 2000.

The exchange offer may result in the combined company being obliged to make a tender offer for all of the issued and outstanding shares of Turkcell.

      Currently, Sonera owns, directly and through its shareholding in Turkcell Holding A.S., approximately 37.1 percent of Turkcell. If the exchange offer is completed, the combined company would be deemed to acquire Sonera’s ownership interest in Turkcell. This acquisition may trigger the tender offer requirements under Turkish capital markets regulations. Pursuant to these regulations, in the event a party or parties acting together acquire, either directly or indirectly, (a) 25 percent or more of the capital and voting rights of a public company, or (b) management control of a public company, such party or parties are required to make an offer to purchase all of the remaining issued and outstanding shares of such company. It is possible that such tender offer requirement might be triggered following the completion of the exchange offer. The Turkish Capital Markets Board (the “CMB”) may, however, at its discretion, grant an exemption from the requirement to conduct a mandatory tender offer in certain instances. CMB officials have indicated to Telia and Sonera that the CMB may be willing to grant an exemption provided that the CMB concludes that there is no change in the management control of Turkcell. TeliaSonera will file a petition promptly after the completion of the exchange offer to seek an exemption from the CMB.

      There can be no assurance that the CMB will grant such an exemption. In the event the CMB refuses to grant an exemption, TeliaSonera would be required to make an offer to purchase all of remaining issued and outstanding shares of Turkcell. While the price the combined company would have to offer to Turkcell’s shareholders is not clear under Turkish capital markets regulations, the CMB may require the offer price to be set at the then prevailing market price for Turkcell shares on the Istanbul Stock Exchange. Based on the closing price of Turkcell’s shares on the Istanbul Stock Exchange on September 30, 2002, the issued and outstanding shares of Turkcell not held by Sonera had an estimated aggregate market value of approximately €1,469 million or $1,464 million (based on the respective Turkish lira to euro and Turkish lira to U.S. dollar exchange rates, as published by the Central Bank of Turkey on September 27, 2002). Any such acquisition by the combined company would, if paid for in cash, increase the interest-bearing debt of the combined company and would increase its financial expenses.

There can be no assurance that future impairment tests of goodwill and other intangible assets will not result in charges to earnings or affect the combined company’s ability to pay out dividends.

      The merger of Telia and Sonera will be accounted for as an acquisition of Sonera by Telia under the purchase method of accounting. Under such accounting, the amount of the purchase price of Sonera’s securities not directly related to existing assets and liabilities of Sonera will, as a general matter, be treated as either goodwill or other intangible assets. Based on the unaudited condensed pro forma consolidated financial statements as of June 30, 2002 presented in this prospectus, the estimated additional goodwill that the combined company will record on its balance sheet if the merger is consummated is €2.0 billion (SEK 18.1 billion) under IAS and €3.2 billion (SEK 29.5 billion) under U.S. GAAP. As required by the applicable accounting rules, the combined company will have to regularly review the carrying value of its goodwill and other intangible assets and will recognize an impairment charge whenever the carrying value of goodwill or other intangible assets is not supported by the combined company’s expected future cash flows attributable to such assets or other reasonable estimate of the fair value of such assets. Such an impairment test could be adversely impacted by many factors, including further negative trends in the telecommunications industry or in the general economy and the intensity of competition in the combined company’s markets. If such an impairment test were to determine that the value of the goodwill or other intangible assets was ultimately not recoverable, a partial or full write-down in goodwill or other intangible assets could be required. Such a write-down could adversely affect the combined company’s results of operations.

      In addition, a write-down of the goodwill related to the merger as well as other future announced or potential write-downs, such as the announced write-down of the fixed assets of the Telia International Carrier business area, may adversely affect the combined company’s ability to pay dividends. Under Swedish law, the amount of dividends that a Swedish company may pay is generally limited to profits and other non-restricted reserves available at the end of the preceding fiscal year for the parent company or for the consolidated company, whichever is lower. As of December 31, 2001, and before the announced write-down relating to the Telia International Carrier business area, Telia had consolidated non-restricted reserves of SEK 14.0 billion (€1.5 billion) and the parent company had non-restricted reserves of SEK 9.8 billion (€1.1 billion). At the time of the merger, the purchase price of Sonera will be added to the restricted equity as share capital and share premium reserve. The merger, thus, will not affect Telia’s non-restricted reserves when the transaction is closed. Any write-down of tangible or intangible assets, including goodwill, will have the effect of reducing, or possibly eliminating, the combined company’s non-restricted reserves that are available to pay dividends. Since the purchase price for Sonera will exceed the book value of Sonera’s assets, the future annual amortization charges under IAS will also reduce the profits available for dividends.

      However, under the provisions of the Swedish Companies Act, restricted equity may, in certain circumstances, be converted into non-restricted equity. The Telia board of directors has, accordingly, proposed that the shareholders shall vote upon a resolution at the extraordinary general meeting of shareholders to reduce Telia’s existing share premium reserve by a maximum amount of SEK 11,957 million (€1.3 billion). If such resolution is passed, this amount will be added to Telia’s non-restricted reserves.

      As of June 30, 2002, on a pro forma basis, the combined company had SEK 46.6 billion (€5.1 billion) of goodwill and SEK 10.8 billion (€1.2 billion) of other intangible assets on its balance sheet under IAS.

Risks Related to the Combined Company’s Business

The revenues and profitability of the combined company could decline if the growth in the Nordic telecommunications markets slows.

      The telecommunications industry in the Nordic countries is currently well developed relative to most other European countries. In particular, each of Denmark, Finland, Norway and Sweden has among the highest mobile penetration rates and lowest mobile calling tariffs in the world. The high penetration rate in the Nordic countries will make it more difficult for the combined company to match Telia’s and Sonera’s previous subscriber growth. In addition, economic growth in the Nordic countries has slowed considerably since the beginning of 2001, causing a decrease in the growth of customer demand for telecommunications services. These trends may result in the combined company recording slower revenue growth than Telia and Sonera achieved in the past.

Increased competition in the Nordic mobile and fixed network communications markets may result in decreased prices, loss of market share or inability to gain market share.

      Both Telia and Sonera operate in the highly competitive Nordic telecommunications market. As competition continues to intensify, the mobile, fixed network and Internet services businesses of both Telia and Sonera may lose market share or fail to gain market share and be forced to reduce tariffs.

      Currently, Telia faces strong competition in the mobile telecommunications market in Sweden from Vodafone and Tele2 (Comviq). Sonera faces strong competition in Finland from Oy Radiolinja Ab, a subsidiary of Elisa Communications Corporation, which has recently entered into an extensive partner agreement with Vodafone, as well as from DNA Finland Ltd., which entered the Finnish GSM (Global System for Mobile Communication) market in 2001. The recent arrival of Vodafone, one of the world’s leading wireless telecommunications companies, on the Finnish mobile market, is expected to result in an intensification of competition in the Finnish market. In Denmark, Telia faces strong competition from the incumbent operator TDC A/S, which also has entered into a partner agreement with Vodafone, as well as Tele2 and Sonofon, which is majority owned by Telenor, and, in Norway, Telia faces strong competition from the incumbent operator Telenor. In addition, the commercial introduction in each of the Nordic countries of third generation mobile services will open the Nordic telecommunications market to even more competition. The companies also expect to experience increased competition from non-traditional operators, including Mobile Virtual Network Operators (MVNOs) which are telecommunications service providers that typically do not own their own network infrastructure but rather lease capacity from the network operators.

      In the Nordic fixed line market, both Telia and Sonera expect that competition from operators such as Song Networks, Utfors, Elisa Communications, TDC, Telenor and Tele2 will increase, resulting in further reductions of tariffs. With the continuation of the trend of traditional users of fixed network services to switch to mobile phone usage, a trend sometimes referred to as fixed-mobile substitution, the combined company’s fixed network businesses are also expected to face increased competition from mobile operators. Moreover, new forms of telecommunications that do not use conventional tariff structures, such as Internet telecommunications, are expected to increase the sources of competition, which the combined company will face. In the Nordic Internet communications market, the combined company expects to face increased competition from large Nordic Internet service providers such as Tele2, Finnet, Utfors, Elisa Communications, Sonofon, Telenor, TDC, Spray and Tiscali.

      In the International Carrier business area, the combined company faces strong competition from multinational operators such as France Telecom, British Telecom and Cable & Wireless. While several of the combined company’s competitors, such as WorldCom and Global Crossing, are currently undergoing financial difficulties, there is also a risk that a financially stronger telecommunications operator may acquire the businesses or assets of these troubled carriers, resulting in increased competition and pricing pressure.

The combined company faces a number of significant risks relating to its investment in UMTS licenses and networks.

•	UMTS technology is new and not yet commercially tested and there can be no assurance that third generation services will achieve acceptance in the market.

      The size of the market for third generation services is as yet unknown. The combined company cannot be certain that the demand for such services will justify the related costs. In particular, there can be no assurance that future levels of customer acceptance of third generation services will be sufficient to generate an acceptable return on the combined company’s substantial investment in UMTS licenses and networks. Operators may be forced to pass on the high costs of obtaining UMTS licenses and rolling out the networks to users of third generation services, which may slow down market acceptance of third generation services by making existing, second generation services more attractive to consumers who are unwilling to pay a higher price for UMTS services. In addition, due to a variety of technical problems facing the development of third generation networks and handsets, the combined company does not expect that it will be in a position to launch third generation services on a commercial basis until 2003, which is significantly later than originally expected. These delays mean that it will take longer than expected for the combined company to realize revenue and profits, if any, from offering third generation services. In particular, the Spanish UMTS joint venture may never be profitable. If the combined company fails to generate significant revenue from planned UMTS services or fails to do so within the envisaged timeframe, it could have a material adverse effect upon the combined company.

      Moreover, a variety of new entrants in the third generation market could intensify competition and reduce the potential profitability of providing third generation services. Possible new entrants include MVNOs, which typically do not have their own network infrastructure and thus would not have the fixed cost burdens facing the combined company and its UMTS joint ventures. Competition from companies providing Wireless Local Area Network (WLAN) services, which are based on wireless short distance transmission networks, can deliver wireless data services at a lower cost than UMTS in concentrated areas, may also affect the market and pricing for third generation services.

      In addition, operators utilitizing UMTS technology may face competition from other operators using other technological standards to deliver third generation services. Although most European operators, including Telia and Sonera, are committed under the terms of their UMTS licenses to UMTS technology, which uses Wideband Code Division Multiple Access (WCDMA) technology, there is currently no universally adopted technological standard for delivering third generation services. UMTS technology may face competition from other third generation standards, such as CDMA 2000 technology, a technology which is currently being used by certain mobile operators in Japan. Because CDMA 2000 technology can operate on existing GSM spectrum and is expected to be compatible with existing GSM networks, whereas UMTS technology uses different spectrum and requires that operators build entirely new networks, CDMA 2000 technology may prove both cheaper and faster to implement than UMTS technology. This may allow operators without UMTS licenses and networks to compete effectively in the market for third generation services, which may have a negative effect on the market and pricing of the combined company’s third generation services.

•	The combined company’s UMTS joint venture in Spain, Xfera, is a new entrant in its market without an existing customer base and will face strong competition from incumbent operators and other new entrants.

      Xfera is a new entrant in its market. Xfera will have to gain customers either by attracting them away from other existing operators or by attracting people who do not currently use mobile communications services. Given the highly competitive nature of the Spanish market and the superior market position of incumbent operators, as well as the presence of other new entrants, the combined company cannot assure you that Xfera will be able to develop competitive and profitable businesses in the Spanish market.

      Furthermore, the combined company expects that the cost of rolling out UMTS networks in the Xfera’s market in Spain will be high. If Xfera is unable to obtain vendor and other third party financing, or is unable to enter into network sharing agreements on commercially desirable terms with other operators, it may have difficulties funding the cost of rolling out its UMTS network.

•	The combined company will assume Sonera’s significant ongoing financial obligations in connection with its investment in its UMTS joint ventures in Spain and Italy, including commitments to provide additional capital and counter-guarantees provided to banks that issued guarantees on behalf of some of Sonera’s UMTS joint ventures. Previous actions taken by Sonera to limit its financial exposure to these UMTS investments may not be successful in limiting the exposure of the combined company to these investments to the degree intended.

      Sonera assumed significant ongoing financial obligations in connection with its investment in UMTS joint ventures in Spain and Italy. In Spain, under the shareholders agreements for Xfera, Sonera agreed to provide financing to the joint venture for ongoing operations in accordance with the business plan adopted by the company. Based on the initial business plan for Xfera, Sonera anticipated being obligated to contribute an additional €300 million to the company through 2004. Sonera, together with the other shareholders of Xfera, provided counter-guarantees to banks that have issued guarantees on behalf of Xfera in favor of the Spanish government relating to the fulfillment of Xfera’s commitments in connection with its UMTS license. Sonera’s outstanding counter-guarantees with respect to Xfera currently amount to €387 million. In addition, Sonera provided a counter-guarantee of €23 million in March 2002 as its pro rata share to cover the payment of Xfera’s spectrum fee for 2001. In Italy, Ipse 2000 has committed to pay the remaining €1.2 billion portion (plus interest) of the UMTS license in ten yearly installments commencing at the end of 2001. Sonera, together with the other shareholders of Ipse 2000, issued counter-guarantees to banks that have issued payment guarantees on behalf of Ipse in favor of the Italian government. Sonera, together with the other shareholders of Ipse 2000, have also issued counter-guarantees on behalf of Ipse 2000 in connection with the rental of base station sites, which form an integral part of a mobile telecommunications network consisting of fixed transceiver equipment that communicates with mobile handsets. Sonera’s counter-guarantees with respect to Ipse 2000 amount to €180 million, of which approximately €142 million relates to Sonera’s pro rata portion of the deferred purchase price for the UMTS license.

      In Spain, the board of directors agreed in October 2001 to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, Sonera’s existing capital commitment to Xfera. Sonera will, however, remain liable for the counter-guarantees it has issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license.

      Under applicable accounting rules, the combined company will regularly review the value of Xfera and will recognize an impairment if the carrying value of Xfera is not supported by the combined company’s expectations of future cash flows attributable to Xfera at the time of the review. Factors such as potential difficulties in the build out and launch of Xfera’s UMTS network, failure to obtain third party financing, lower than expected market acceptance of third generation services, and difficulties in gaining customers may result in the write-down of the carrying value of Xfera in the future.

      In the fourth quarter of 2001, Sonera notified the board of directors of Ipse 2000 that it does not intend to provide any additional funding to Ipse 2000. Moreover, in July 2002, the board of directors of Ipse 2000 decided to halt Ipse 2000’s commercial operations. Sonera will, however, remain obligated to fund its pro rata share of the deferred purchase price of Ipse 2000’s UMTS license and remain liable on the counter-guarantees that it issued for Ipse 2000 in the aggregate amount of €180 million. In connection with the decision to halt Ipse 2000’s commercial operations, Sonera charged to expenses its remaining capital commitments with respect to its pro rata portion of the deferred purchase price for Ipse 2000’s UMTS licence of €142 million over the next nine years, and recorded the amount as a liability on its balance sheet.

      Previous actions taken by Sonera to limit its financial exposure to these UMTS ventures may not prove successful and may not limit the combined company’s potential exposure to these investments to the degree intended. Furthermore, the combined company’s proportionate ownership interest in these UMTS joint ventures could be substantially diminished due to the dilution it will suffer if the funding requirements of these joint ventures are satisfied through equity investments from other parties.

•	As a result of the decision of Group 3G and Ipse 2000 to cease commercial operations, both of these associated companies may be required to forfeit their UMTS licenses.

      In addition, as a result of the decision of Group 3G and Ipse 2000 to cease commercial operations, neither associated company may be able to fulfill their respective UMTS license requirements, which may result in either or both companies having to forfeit their licenses. If this were to happen, the combined company would not be able to realize any future potential benefits from holding such UMTS licenses, including the possibility of realizing proceeds from the sale of such license or the ability to trade frequencies granted under the license.

Telia’s international carrier operations are expected to face continued intense competition, which may lead to further price declines and margin pressure. In light of continued turbulence in the market, Telia has decided to restructure its international carrier operations, which will result in Telia recording significant restructuring provisions and asset write-downs in the third quarter of 2002. In addition, certain of Telia’s customers in the international carrier business are experiencing, or may in the future experience, financial difficulties, which may negatively impact the business.

      Telia has experienced and expects that the combined company will face intense competition in the international carrier services area. Since the late 1990s, competition in the global data and voice communications services area has increased substantially. The entry of a considerable number of competitors in this area has created overcapacity and has resulted in a rapid decline in the price of wholesale bandwidth capacity in the markets where Telia’s international carrier business operates. This led Telia to write down the carrying value of its international carrier business by approximately SEK 3 billion (€330 million) in 2001. The industry is presently undergoing significant consolidation, with many market participants withdrawing. Telia expects the consolidation to continue and the industry to be marked by intense competition and continued price pressure.

      In light of the ongoing turbulence in the market, Telia undertook a comprehensive review of Telia International Carrier’s operations to clarify how the international carrier business can achieve a positive cash flow as quickly as possible. As a result of such review, which was completed in early September 2002, Telia has decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of Telia International Carrier’s new strategy, it will focus on offering wholesale capacity and IP services to large customers over the profitable parts of its wholly owned European and trans-Atlantic networks. As part of the restructuring program, Telia has decided to close down Telia International Carrier’s Asian operations as well as its national voice reseller business in the United Kingdom and Germany, discontinue offering domestic capacity services in the United States and terminate its co-location business. Telia will also significantly reduce the number of commercial points of presence of Telia International Carrier. Telia will also centralize Telia International Carrier’s sales, finance, administration and customer care resources to Sweden. Telia also estimates that, as part of the restructuring, Telia International Carrier will reduce its current workforce of approximately 800 persons by more than 50 percent. While Telia believes that the refocusing and restructuring of Telia International Carrier will allow it to achieve positive cash flow in the future, there can be no assurance that such efforts will be successful. Furthermore, it may be difficult for a down-sized Telia International Carrier to compete effectively in the international carrier market.

      The restructuring of Telia International Carrier will result in provisions of an estimated SEK 3.5 billion (€385 million), most of which are expected to be recorded in the third quarter of 2002. In addition, due to the adverse market developments in the international carrier operations and the significant downscaling of Telia International Carrier, Telia will write down the value of its fixed assets relating to its international carrier operations by approximately SEK 6.0 billion (€660 million) in the third quarter of 2002.

      In addition, Telia International Carrier’s principal customers include other international carriers, telecommunications operators and service providers, some of which have experienced, or may in the future experience, financial difficulties. In certain cases, Telia’s international carrier customers and partners such as KPNQwest, have filed for bankruptcy. This may have an adverse short-term impact on Telia’s international carrier operations. In addition, because of the nature of the contractual arrangements made between carriers, in which amounts paid for network capacity are often paid up-front, Telia may not be able to realize the full benefits of long-terms contracts with certain of its suppliers experiencing financial difficulties and may have to write down the carrying value of such contract rights.

As part of the combined company’s strategy, it may seek to participate in the ongoing consolidation of the telecommunications industry through acquisitions, strategic alliances or business combinations. The failure to participate successfully in the consolidation of the industry could harm the combined company’s business and its shareholders.

      As part of its growth strategy, the combined company may seek to participate in the consolidation of the telecommunications industry. To implement this strategy, the combined company expects to review acquisition prospects, as well as proposals for business combinations and strategic alliances or partnerships that may complement the combined company’s existing businesses. This strategy would entail a variety of risks that could negatively affect the combined company’s business. There is, on the one hand, the risk that due to competition in the identification of acquisitions or strategic partners, the combined company will make an acquisition or enter into a strategic alliance on unfavorable terms. There is also the risk that the combined company will not be able to successfully integrate and manage any acquired company or strategic alliance, that the acquisition or strategic alliance will fail to achieve the synergies sought and that management’s attention will be diverted away from other ongoing business concerns.

The combined company will have significantly more outstanding debt than Telia as a stand-alone entity. This may trigger a ratings downgrade for Telia and result in the combined company having higher borrowing costs and reduced financial flexibility as compared to Telia as a stand-alone entity.

      Even though Sonera’s average cost of debt is currently lower than Telia’s, Sonera is a more highly leveraged company than Telia. As a result of the combination, the combined company will assume Sonera’s outstanding debt and will have significantly higher levels of indebtedness than Telia as a stand-alone entity. On a pro forma basis, the combined company had approximately SEK 54.9 billion (€6.0 billion) in interest-bearing liabilities as of June 30, 2002, as compared to SEK 25.6 billion (€2.8 billion) for Telia as a stand-alone entity.

      On March 26, 2002, Moody’s Investor Services, or Moody’s, placed Telia’s long-term and short-term debt ratings on review for a possible downgrade. On April 18, 2002, Standard & Poor’s Ratings Services, or S&P, lowered its long-term credit rating on Telia from AA to A+ and its short-term rating from A-1+ to A-1. S&P continues to keep Telia’s ratings on CreditWatch for a possible downgrade. S&P stated that, based on current information, it considers that the ratings for the combined company would be in the mid-to-low single A category.

      Possible future downgrades could increase the financing cost of the combined company by increasing the interest rates at which the combined company can refinance existing debt and incur new debt. Such downgrades might also harm the combined company’s ability to obtain future financing and to refinance its existing debt.

Telia has made substantial investment in developing and marketing its broadband services. Broadband services are relatively new to the Nordic market and there can be no assurance that the combined company’s broadband services will achieve profitability.

      Telia Internet Services recorded an underlying EBITDA loss of SEK 970 million (€105 million) in 2001, largely as a result of the build-up of its broadband services. While this was an improvement over the business area’s results of operations in the previous year, prices for broadband services remain low in relation to the costs for providing such services. There can be no assurance that future levels of customer acceptance and use of broadband services will be sufficient to generate an acceptable return on Telia’s substantial investment in developing and marketing such services. The combined company may be unable to successfully introduce broadband services for which customers are willing to pay higher prices than they currently pay. The combined company will periodically assess the carrying value of Telia’s Internet Services operations and will recognize an impairment whenever the carrying value of such asset is not supported by the combined company’s current expectations of the future cash flows attributable to such asset. In addition, the Swedish National Post and Telecommunications Agency, or NPTA (Post-och Telestyrelsen or PTS), has proposed new regulations relating to the provision of broadband services in Sweden, which may have a negative impact on the combined company’s flexibility to set prices for broadband services.

Telia’s operations in Denmark have generated significant losses to date and may continue to have a negative effect on the combined company’s profitability.

      Telia’s Danish mobile and fixed network operations have to date had a negative effect on Telia’s overall profitability. In 2001, Telia’s Danish mobile telephony businesses generated underlying EBITDA losses of SEK 602 million (€66 million) and Telia’s Danish fixed network businesses generated a positive underlying EBITDA of SEK 19 million (€2 million). In Denmark, Telia faces competition from, among others, incumbent operators with significantly greater market share than Telia. While Telia has made significant investments in its mobile and fixed network operations in Denmark, including investments related to the expansion of its GSM 900 network and the acquisition of the Danish infrastructure company Powercom, there can be no assurance that such investments will succeed in improving the results of operations generated by Telia’s Danish operations. The combined company will periodically assess the carrying value of its Danish operations and will recognize an impairment whenever the carrying value of such asset is not supported by the combined company’s current expectations of the future cash flows attributable to such asset.

To obtain clearance for the merger from the European Commission, Telia has agreed to dispose of its mobile business in Finland and its cable TV business, Com Hem AB, in Sweden. Telia may be unable to find a buyer for such businesses on satisfactory terms. In addition, the sale of Com Hem may have a negative effect on the growth of Telia’s Internet Services business.

      In connection with the proposed exchange offer and the ensuing combination, Telia has agreed with the European Commission to dispose of its loss-making mobile business in Finland. For the year ended December 31, 2001, on a pro forma basis, Telia’s consolidated net sales would have been SEK 663 million, (€73 million), or 1.2 percent lower, excluding its mobile business in Finland. Telia may, however, be unable to find a buyer for the business on terms as favorable as it might if it were not required to dispose of the business and may incur a capital loss in connection with the disposal. Moreover, at the time Telia sells its Finnish mobile business, the Finnish State may have the right to cancel Telia’s UMTS license in Finland and may have the option of re-granting the license to a third party mobile operator. This may result in the combined company facing additional competition in the third generation mobile communications market in Finland.

      To obtain clearance for the merger from the European Commission, Telia has also agreed to dispose of its Cable TV network and related distribution business in Sweden owned and operated by Com Hem AB. As a result, Telia may be required to sell Com Hem on terms that it might not have otherwise found acceptable if it were not required to dispose of Com Hem and may incur a capital loss in connection with the sale. In addition, the sale of Com Hem may have a negative effect on the fast-growing business of Telia Internet Services. Com Hem, which has approximately 1.4 million cable television subscribers and has reported strong cable access broadband subscriber growth in recent periods, contributed to the recent revenue and subscriber growth of Telia’s Internet Services. For the year ended December 31, 2001, on a pro forma basis, Telia’s consolidated net sales would have been SEK 612 million (€67 million), or 1.1 percent lower, excluding Com Hem’s operations.

Telia’s cooperation with Tele2 in connection with the build out and operation of a UMTS network in Sweden may not be successful.

      As part of its long-term growth strategy, Telia plans to offer UMTS applications and services in the Nordic region. While Telia was not awarded a UMTS license in Sweden in connection with a license tender held by the Kingdom of Sweden in 2000, Telia has entered into a cooperation arrangement with Tele2 to build and operate a UMTS network in Sweden to exploit, through the joint venture Svenska UMTS-nät, the Swedish UMTS license originally granted to Tele2. Telia and Tele2 are significant competitors in both the mobile and fixed line telecommunications market in Sweden. As in any joint venture, there is a risk that the partners may disagree on important aspects of the venture, including the funding of the venture, and this risk may be magnified when the partners are competitors. A disagreement or deadlock regarding the joint venture or a breach by one of the parties of the material provisions of the joint venture arrangements would result in a setback to the joint venture’s goal of building out and operating a UMTS network in Sweden, which, in turn, would have a negative effect on Telia’s ability to pursue its UMTS strategy. In addition, the joint venture will be subject to review by the Swedish Competition Authority in 2007 after the current exemption from the anti-competitive agreements prohibition in the Swedish Competition Act expires. Accordingly, there can be no assurance that the Swedish Competition Authority will not in the future revoke or restrict the exemption granted the joint venture, which could have a material adverse effect upon the joint venture and the combined company’s operations.

      In addition, Telia has made an aggregate capital contribution of SEK 500 million (€55 million) to the venture and has issued a guarantee of SEK 5.5 billion (€0.6 billion) in favor of Svenska UMTS-nät. Telia has also pledged its interest in Svenska UMTS-nät to the joint venture’s lenders. If Svenska UMTS-nät is unsuccessful, whether due to the failure of UMTS services to achieve market acceptance, the joint venture’s inability to build out the network in a timely fashion, disagreements between the parties, or otherwise, Telia may face significant financial exposure with respect to its UMTS joint venture.

Telia and Sonera have assumed various ongoing obligations in connection with their recent divestment of non-core businesses and assets.

      As part of their strategy to focus on core businesses, both Telia and Sonera have recently divested or partially divested, or are in the process of divesting or partially divesting, several businesses and certain operations, including, in the case of Telia, its network construction and maintenance, installation and servicing of access and customer equipment operations and, in the case of Sonera, its network construction and maintenance, directory assistance, SmartTrust and Sonera Zed operations. In addition, as part of its efforts to concentrate its geographic presence, Telia divested several of its international investments, including its financial interests in the Brazilian mobile operator Tess S.A., its fixed network (wired telephone network) operations in Finland and its ISP (Internet Service Provider) businesses in Spain and the United States. Sonera has also divested several of its international investments, including Pannon GSM in Hungary and Libancell S.A.L. in Lebanon. As is customary in negotiated sales, in many of these transactions Telia and Sonera gave representations, warranties and indemnities relating to the sold businesses to the purchasers, some of which remain in force. Telia and Sonera, accordingly, have both assumed ongoing potential liabilities with respect to many of these divested or partially divested businesses. In addition, in some cases, such as in connection with its sale of a 51 percent interest in its former wholly owned subsidiary Telefos AB and the sale of its entire interest in the Orbiant Group, Telia entered into long-term commitments to purchase products and services from such divested or partially divested businesses, which may restrict the combined company’s operational flexibility in the future.

The value of the combined company’s investments in telecommunications companies outside of Western Europe may be adversely affected by political, economic and legal developments in these countries.

      Both Telia and Sonera have made a number of significant equity investments in telecommunications operators in countries outside of Western Europe, such as Turkey, the Baltic States and Russia. The political, economic and legal systems in these countries are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors, such as legal or regulatory proceedings brought against such companies, may have a material effect upon the operations of the companies in which the combined company has invested and, in turn, the amount of income from, and the value of, these investments. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent the combined company from receiving profits from, or from selling its investments in, these countries. While none of the countries in which Telia’s or Sonera’s associated companies are located currently has foreign exchange controls that affect them significantly, all of these countries have had such controls in the recent past and we cannot assure you that they will not reinstitute such controls in the future.

      • Turkcell continues to operate in a difficult economic environment.

      The Turkish economy has experienced hyperinflation over the past five years and has been severely affected by adverse events including the economic crises of November 2000 and February 2001 and two major earthquakes in 1999. In February 2001, in the face of a potential financial and political crisis, Turkey abandoned its exchange rate controls which were a key part of its economic stabilization program. This and other factors caused the Turkish lira to fall sharply against the U.S. dollar in 2001, which had a material adverse effect on the operating profit and cash flow of Turkcell in 2001. In addition, Turkcell has stated that its operating results, including average monthly minutes of use and average revenues per user, have been negatively affected as a result of the economic crisis in Turkey and that it expects that the continuation of the crisis will have a negative impact on its future operating results, which could contribute to a decrease in its operating cash flow.

      Several political crises in 2001 and 2002 have had a major impact on investor confidence in Turkey and precipitated an economic crisis. Turkey’s current political crisis began in early May 2002, when Turkish Prime Minister Bülent Ecevit became ill and unable to work, cancelling many of his public appearances. On July 31, 2002, the Turkish parliament voted to hold an early general election on November 3, 2002. As a result of the current political crisis in Turkey, the Turkish lira has depreciated by approximately 18 percent since the beginning of May 2002. Any changes in the government of Turkey as a result of early elections or otherwise may create instability and may adversely affect the Turkish economy. In addition, any new government may fail to devise or implement appropriate economic programs as required to ensure continued IMF support, which may also adversely affect the Turkish economy.

      In the aftermath of the major earthquakes that occurred in the Marmara Region of Turkey in August and November of 1999, the Turkish Parliament imposed a temporary earthquake relief tax on mobile telephone subscriptions representing 25 percent of a subscriber’s monthly mobile telephone charges. The tax, initially in effect from December 1999 through the end of 2000 and recently extended up to the end of 2002, has negatively affected mobile usage in Turkey and Turkcell’s net profit. Turkcell’s management believes that Turkcell will continue to be negatively affected by this tax, if the tax is extended beyond 2002.

•	Fintur operates in emerging markets that have weak and undeveloped market institutions and commercial practices.

      Sonera’s investment in Fintur, the holding company for Sonera’s interests in mobile companies in Azerbaijan, Georgia, Kazakhstan and Moldova, could expose the combined company to economic, political and social risks in these countries, which were all a part of the former Soviet Union until each republic gained its independence in 1991. Azerbaijan, Georgia, Kazakhstan and Moldova are emerging markets and their legal systems, including telecommunications regulations, are relatively underdeveloped. Market institutions and commercial practices are weaker and less developed than in the European Union and corruption is more common. In addition, the political situation in each of these nations remains unstable, with each of Azerbaijan, Georgia and Moldova facing regional separatist movements. Each of these nations is also experiencing financial difficulties, including high inflation, weak currencies and high external debt. There can be no assurance that political, legal, economic, social or other developments in these nations will not have an adverse impact on the combined company’s investments and businesses in these countries.

•	Economic or political instability in Russia could adversely affect MegaFon and the combined company’s Baltic investments.

      Russia has also been a focus of both Telia’s and Sonera’s international investments. The combined company will have an approximate 44 percent direct and indirect interest in the Russian GSM operator MegaFon. As recently as 1998, Russia experienced a period of high economic and political instability, marked by a currency devaluation, hyperinflation, a severe banking crisis and changes of government. While the Russian economy has recently improved, there can be no assurance that such trends will continue or will not be abruptly reversed. Consequently, there is a risk that the combined company’s investments in Russia and the neighboring Baltic region may be adversely affected by potential political or economic upheaval or legal change in Russia.

•	The seizure of Pamukbank, one of Turkcell’s shareholders and a member of the Cukurova Group of companies, by the Turkish banking authorities may have a negative impact on Turkcell and Sonera’s shareholding in Turkcell.

      On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (BRSA) decided to transfer the management and supervision of Pamukbank T.A.S., one of Turkcell’s shareholders, to the Savings Deposit Insurance Fund of Turkey (SDIF). The SDIF, in turn, assumed all of the rights of the shareholders of Pamukbank, excluding their entitlement to dividends. In its decision, the BRSA cited, among other things, that Pamukbank failed to take measures required under the Turkish Banks Act, that its total liabilities exceeded its total assets and that it had a capital deficit of approximately $2 billion as of December 31, 2001. To the best of Turkcell’s knowledge, Pamukbank currently holds a 0.51 percent direct ownership interest and a 7.87 percent indirect ownership interest in Turkcell. Pamukbank is majority owned by the Cukurova Group, a large industrial and financial conglomerate in Turkey, which is the largest shareholder of Turkcell. As part of its seizure of Pamukbank, the BRSA also decided to assume control of the voting rights held by the Pamukbank in Yapi Kredi Bankasi A.S., another bank controlled by the Cukurova Group, which, to the best of Turkcell’s knowledge, holds a 1.05 percent direct ownership and a 10.21 percent indirect ownership interest in Turkcell. Among its various direct and indirect holdings in Turkcell, the Cukurova Group of companies holds a majority ownership in Turkcell Holding A.S., which in turn holds a 51 percent ownership interest in Turkcell.

      It is currently too early to assess what consequences the seizure of Pamukbank by the Turkish banking authorities may have on Turkcell. Under the Turkish Bank Act, the BRSA may in certain circumstances assume management control over any company that is controlled by the shareholders of a bank which has been seized by the SDIF. As a result, the BRSA may have the legal authority to assume management control over one or more of the Cukurova Group companies, including Turkcell. The Turkish government may have interests, such as its holding in the Turkish telecommunications operator Türk Telekom, which may be adverse to Turkcell.

      In addition, the Turkish authorities have the power to compel the Cukurova Group to dispose of its assets to satisfy the liabilities of Pamukbank. On June 29, 2002, the BRSA invited potential investors to submit bids by October 4, 2002 for the purchase of Pamukbank. This might require the Cukurova Group to dispose of part or all of its shareholdings in Turkcell, which could have a number of potentially negative consequences on Sonera’s shareholding in Turkcell. As part of Sonera’s shareholder agreement with the Cukurova Group, in the event the Cukurova Group intends to dispose of its shareholding it is obligated to first offer to sell such shares to Sonera. Sonera may accordingly decide to exercise its right to purchase such shares and thereby increase its shareholding in Turkcell. This could be costly and increase Sonera’s financial exposure to Turkcell. On the other hand, to the extent Sonera were to decide not to exercise its right of first offer to purchase such shares, the shares might be sold to third parties with whom Sonera has had no previous business relationship. Sonera and the potential new owners of Turkcell might have different approaches with respect to Turkcell and might be unable to reach agreement on key business decisions. The potential sale of a large block of Turkcell shares might also have the effect of depressing the market price of Turkcell’s shares.

•	Turkcell is presently subject to numerous legal and regulatory proceedings which may, if decided unfavorably, have a material adverse effect on Turkcell.

      Turkcell is presently subject to numerous legal and regulatory proceedings relating to, among other things, the following:

•	violations of the U.S. securities laws in connection with Turkcell’s initial public offering;

•	the calculation of payments owed by Turkcell to the Turkish Treasury and the Ministry of Transportation with respect to Turkcell’s licenses;

•	the payment of VAT by Turkcell on its upfront license fee to the Turkish Tax Office;

•	license fees on value-added services and other charges owed by Turkcell to the Turkish Treasury and the Ministry of Transportation;

•	license fees on interconnection revenues owed by Turkcell to the Turkish Treasury, the Ministry of Transportation and the Telecommunications Authority;

•	fees charged by Türk Telekom to Turkcell for access to Türk Telekom’s transmission lines;

•	interconnection fees paid by Türk Telekom to Turkcell;

•	monthly fixed payments by postpaid customers to Turkcell;

•	fees relating to national roaming; and

•	certain allegedly anticompetitive activities of Turkcell relating to its business dealings with KVK, the primary distributor of Ericsson GSM handsets in Turkey.

      There can be no assurance that these or other proceedings will be determined in favor of Turkcell. Turkcell’s failure to successfully defend itself against any such proceedings could have a material adverse effect on its consolidated financial position, results of operations, liquidity and prospects.

Telia’s and Sonera’s investments in telecommunications companies outside of the Nordic countries will face increased competition.

      Most of the associated companies in which Telia and Sonera hold an equity interest face significant competition in the markets in which they operate. The combined company’s most significant GSM associated companies operate in Turkey, the Baltic States and Russia. The competition in Turkey and Russia is expected to increase as additional GSM licenses are granted and the competition in the Baltic States will increase as regulation favoring competition is adopted in line with EU directives. For instance, Turkcell is beginning to experience increased competition. In Turkey, two new GSM operators, Aria and Aycell, began offering services in March and December 2001, respectively. In Russia, the associated GSM operating company MegaFon faces strong competition from MTS and Vimpelcom, two New York Stock Exchange listed operators which have significantly larger subscriber bases. In Georgia, in addition to facing strong competition from the leading Georgian cellular provider Magticom, Geocell is also expected to face competition from two new operators which are anticipated to begin offering GSM 1800 services in Georgia in the near future.

      In addition, the fixed line telecommunications market in Estonia was opened to competition in the beginning of 2001 and the combined company expects that the fixed line telecommunications markets in Latvia and Lithuania will be opened to competition in the beginning of 2003. As a result, the combined company expects that its associated companies, which offer fixed line services in the Baltic States (AS Eesti Telefon in Estonia and Lattelekom SIA in Latvia), and the combined company’s subsidiary AB Lietuvos Telekomas in Lithuania may lose market share and be forced to reduce some of their tariffs in response to increased competition. In Poland, Polish membership negotiations with, and possible entry into, the European Union may lead to alterations to the current or currently anticipated regulatory environment that would be unfavorable to Netia, the leading alternative fixed line telecommunications provider in Poland, such as the introduction of the permit system in the Polish New Telecommunications Act allowing the low-cost entry of new competitors to provide fixed line telephone services.

      The combined company currently cannot assess what specific effects increased competition will have on the business, results of operations or financial condition of the combined company’s associated companies and other international investments and, in turn, the amount of income the combined company will derive from its associated companies and other international investments.

The value of the combined company’s investments in associated GSM operating companies, and the income it derives from its associated GSM operating companies, could decrease due to possible future UMTS license costs and conditions imposed by those countries in which these companies operate.

      Some of the countries where the combined company’s associated GSM operating companies do business are planning or are expected to plan UMTS license tenders. The prices of, and conditions imposed by, UMTS licenses in those countries are not yet known. It is possible that UMTS license tenders may have a negative impact on the valuation of these associated companies, their ability to pay dividends and their need for external financing. The impact on these associated GSM operating companies will depend upon a number of factors, including the prices of the licenses, the conditions imposed by the licenses and whether the associated companies are successful in bidding for the licenses. In addition, UMTS license tenders give new operators a chance to enter the market, which may increase the overall level of competition for mobile telecommunications services in those markets.

MegaFon, an associated GSM company operating in Russia, has significant capital needs and may be required to change its strategy if it is unable to obtain financing on satisfactory terms.

      MegaFon, a GSM operator in Russia in which the combined company will hold an approximate 44 percent interest, directly and indirectly, has significant capital needs and will have to secure additional financing if it is to implement its current strategy of becoming a provider of nationwide GSM services in Russia. In particular, MegaFon will need additional financing to build-out its GSM network. If MegaFon is unable to secure such financing on satisfactory terms or if the Russian mobile market does not develop as expected, MegaFon might have to revise its strategic focus, which may adversely affect its growth prospects.

The combined company may not be able to fully realize anticipated tax benefits resulting from Sonera’s recent write down of its UMTS investments in Germany and Italy.

      As a result of its €4,280 million write-down of its UMTS investments in Germany and Italy, Sonera recorded a deferred tax benefit of €1,235 million in the second quarter of 2002. There can be no assurance, however, that Sonera or the combined company will be able to use this tax benefit in full to reduce their tax obligations in the future. The use of the tax benefit will depend, among other things, on the recognition by the Finnish tax authorities of the write-down for purposes of Finnish taxation. It is possible that the Finnish tax authorities may not recognize the write-down in whole or in part for purposes of reducing the combined company’s tax liabilities in the future, if they argued that the impairment in value is not permanent. In addition, the ultimate realization of the deferred tax benefit is dependent upon the generation of sufficient taxable income by the combined company during the period the deferred tax benefit is applicable. Although Sonera currently estimates that the deferred tax asset can be realized in six to eight years under different scenarios, there can be no assurance of sufficient taxable income within this period. Tax loss carry-forwards in Finland expire after ten years.

If the combined company were to determine that its current expectations concerning future cash flows from NetCom ASA, the Norwegian mobile operator that Telia acquired in 2000, are not likely to be met, it may be required to write down the carrying value of NetCom.

      As of December 31, 2001, the carrying value of the goodwill related to Telia’s investment in NetCom amounted to SEK 23,998 million (€2.6 billion). Under applicable accounting rules, the combined company will regularly review the value of its long-lived assets and will recognize an impairment whenever the carrying value of an asset is not supported by the combined company’s current expectations of future cash flows attributable to such asset. Telia purchased NetCom in 2000, a time during which telecommunications operators generally had significantly higher market values than they currently have. As a consequence, Telia has been regularly performing a review of the carrying value of NetCom’s goodwill. While Telia has not deemed it necessary to write down the value of NetCom to date, there can be no assurance that a change in Telia’s or the combined company’s business model or strategy, competitive pressures, regulatory environment or other factors will not require the company to write-down the carrying value of NetCom. While a write-down would not be cash negative to the combined company, a significant write-down in the value of NetCom would result in a reduction of the combined company’s distributable equity and could impair its ability to declare dividends.

Netia, in which Telia is currently the largest shareholder, is in default of certain of its indebtedness and may be forced to go into bankruptcy.

      Netia, in which Telia has a 48 percent interest, is the leading alternative fixed line telecommunications provider in Poland. Netia has had a history of operating losses and has been struggling under a heavy debt burden. As of December 31, 2001, it had an accumulated deficit of PLN 2.3 billion (€0.65 billion) and a working capital deficit of PLN 3.5 billion (€1 billion). In December 2001, one of its wholly owned subsidiaries failed to make interest payments on its outstanding notes and, in February 2002, Netia petitioned a Polish court to open arrangement proceedings under Polish law to allow it to restructure its debt obligations. In March 2002, Netia reached an agreement on restructuring its debt with an ad hoc committee of note holders, certain financial creditors and Netia’s largest shareholders, including Telia. Under the restructuring plan, the note holders and certain financial creditors would receive new Netia shares representing 91 percent of Netia’s post-restructuring share capital (on an undiluted basis) in exchange for relinquishing their claims with respect to Netia’s existing notes and certain swap payments. If the restructuring is successfully completed, Telia’s ownership interest in Netia will be diluted from 48 percent to approximately 2.1 percent on a fully diluted basis. If the restructuring is not successful, Netia may be forced to go into bankruptcy proceedings.

      Telia already records the carrying value of its investment in Netia at zero, and so does not expect to be required to make any further impairment charges with respect to its investment in Netia. Nonetheless, Netia’s financial crisis will adversely affect Telia’s efforts to achieve growth in the less developed Polish telecommunications market.

The combined company will have only limited control of its associated companies.

      Many of the combined company’s business activities as a telecommunications operator principally outside of the Nordic and Baltic regions are conducted through joint ventures or associated companies in which the combined company will have less than a majority holding. As a result, the combined company will have limited control over the conduct of its international operator businesses. Under the governing documents for certain of these entities, certain key matters such as the approval of business plans and decisions as to timing and amount of cash distributions require the agreement of the combined company’s partners. The risk of disagreement or deadlock is inherent in jointly controlled entities. The combined company’s partners may have different approaches with respect to the associated companies and the combined company may be unable to reach agreement with its joint venture partners. Because the combined company will not have control of these entities, its partners may have the right to make certain decisions on key business matters with which it does not agree. In some cases, strategic or joint venture partners may choose not to continue partnerships that they have with the combined company. Any of these factors could impact the combined company’s ability to pursue its stated strategies with respect to those entities and may harm its operating results and financial condition.

The value held by the combined company in its associated companies, and the income the combined company derives from its associated companies, could decrease if the exchange rate between the Swedish krona and the operating and accounting currencies of its associated companies change significantly.

      Substantially all of the associated companies of the combined entity conduct their operations, prepare their financial statements and pay dividends in currencies other than the Swedish krona. Moreover, some of the associated companies of the combined company, including Turkcell, operate under currencies that are relatively volatile and may therefore fluctuate greatly against the Swedish krona. Any loss in value of any such currencies against the Swedish krona will have a negative impact on the value of the combined company’s investments in the relevant associated company and the amount of income the combined company derives from the relevant associated company, in each case, as reflected in its krona-denominated financial statements.

The combined company will face increased currency risks compared to Sonera.

      Because the large majority of Sonera’s current operations are based in Finland and other member states of the European Union’s Economic and Monetary Union that have adopted the euro as their common currency, Sonera does not have significant currency exposure with respect to its consolidated operations. The combined company will face increased currency exposure as compared to Sonera as a stand-alone entity. In particular, the combined company will have significant exposure to exchange rate movements between the Swedish krona and the euro as well as between the Swedish krona and each of the Norwegian krone and the Danish krone, which may have an adverse effect on its operating results and financial condition.

The combined company may not be able to remain competitive and implement its strategy if it cannot hire and retain skilled personnel.

      To remain competitive and implement its growth strategy, the combined company will need to hire and retain highly skilled employees with particular expertise. In particular, competition is intense for qualified telecommunications and information technology personnel in the Nordic countries and elsewhere. To a considerable extent, the combined company’s ability to hire and retain skilled personnel for high growth business areas will depend on its ability to offer them competitive incentive programs. The adoption of such incentive programs may require the support of the combined company’s largest shareholders, including the Kingdom of Sweden and the Republic of Finland, and no assurance can be given that such shareholders will be supportive of such proposals. If the combined company cannot implement competitive incentive programs, it may be unable to hire and retain skilled employees, which may limit its ability to develop its high growth business areas and new business areas or remain competitive in its traditional business areas. Furthermore, the combined company will be particularly dependent on certain key members of management responsible for managing the integration of the two companies and developing the strategic direction for the company. The integration process of Telia and Sonera may, however, prove to be disruptive and may cause these and other key employees to leave.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to decreased mobile communications usage.

      Concern has been expressed that the electromagnetic signals from mobile handsets and transmission masts, which serve as antennae for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment, including automobile braking and steering systems. These concerns may intensify in relation to third generation handsets and telecommunications equipment, which may emit higher maximum levels of radiation but, due to more advanced power control features and ongoing development, are not expected to emit higher average levels of radiation than GSM handsets or equipment. In the European Union, the European Council has adopted a recommendation on the limitation of exposure of the general public to electromagnetic fields (1999/S19/EC). These recommended levels are assessed on an ongoing basis and may be tightened based on new scientific findings. Actual or perceived risks of mobile handsets or transmission masts and related publicity or litigation could reduce the growth rate, customer base or average usage per customer of the combined company’s mobile communications business area or may result in significant restrictions on the location and operation of transmission masts, any of which could have a negative impact on the combined company’s operating results and financial condition.

If the combined company loses or is unable to renew licenses necessary for conducting its operations in any of the Nordic countries, the Baltic region or internationally, it may not be able to carry on parts of its current or planned business.

      The combined company will in many cases only be permitted to provide telecommunications services and operate networks under licenses granted by competent authorities in each country where it carries out such activities. All of these licenses are issued for a limited period of time and may not be renewed or, if they are renewed, their terms may be changed.

      These licenses contain a number of requirements regarding the way the combined company conducts its business, as well as regarding network quality and coverage. Failure to meet these requirements could result in fines or other sanctions, including, ultimately, revocation of the licenses.

      The combination of Telia and Sonera brings about a change of ownership triggering notifications in a number of jurisdictions where licenses are held, including Europe, the Baltic States and Eurasia. There can be no assurance that the regulatory authorities in these jurisdictions will timely approve the change in ownership. Any failure to do so could result in a temporary disruption of service or the potential loss of licenses.

The combined company will depend on its relationships with various partners and suppliers and the disruption of these relationships may adversely affect its business.

      The business of the combined company will depend on its ability to obtain adequate supplies of telecommunications equipment (and related software), its contractors’ ability to build and roll out telecommunications networks on schedule, and its suppliers’ ability to deliver dependable technical support and network maintenance. The combined company will also be reliant on mobile handset manufacturers to develop and market sophisticated and easy-to-use devices for mobile telecommunications. Its dependence on suppliers is now particularly important because of its strategy to market GPRS services, build and roll-out third generation networks, and launch third generation services. Telia and Svenska UMTS-nät currently have significant contracts with LM Ericsson with regard to mobile telecommunications equipment and networks. In addition, Sonera, which is to a large extent dependent on Nokia Corporation to deliver its UMTS networks and related equipment, could incur significant costs, in the form of lost revenues and added expenses, were it to be required to find alternative suppliers for this technology. The combined company also has significant long-term contracts with Flextronics to supply network planning and maintenance services for both the combined company’s fixed line and mobile networks. The combined company cannot be certain that it will be able to obtain telecommunications equipment or network services from its alternative suppliers on a timely basis if its existing suppliers are unable to satisfy its requirements. This could lead to an interruption to the operation and build out of its networks and the networks of its associated companies, which could harm its operating results and financial condition.

Risks Related to Legal and Regulatory Matters

The combined company will operate in a regulated industry and changes in, or adverse applications of, the regulations affecting it could harm its operating results and financial condition.

      The combined company’s activities will, to a large extent, be regulated either at the national level or at an international level, such as by the European Union. Implementation and application of these regulations may be undertaken by one or more regulatory or competition authorities, which may challenge the combined company’s compliance with one or more aspects of such regulation. If the combined company is found not to have complied with this regulation, it may be subject to damage awards, fines, penalties and suspensions.

      In addition, changes in legislation, regulation or government policy affecting the combined company’s business activities, as well as decisions by competition and other regulatory authorities or courts, could harm its operating results and financial condition and could have a negative impact on its share price.

The market position of the combined company will subject it to legal constraints that may negatively affect its revenues.

•	The combined company will be required to provide certain services on non-discriminatory, cost-oriented and transparent terms.

      The NPTA has determined that Telia has significant market power in fixed telephony, leased lines, in the national market for interconnection through which telephone operators connect their network to the networks of other telephone operators and in mobile telephony. The Finnish Ministry of Transport and Communications has deemed Sonera to be an operator with significant market power in long distance, international and mobile telecommunications throughout Finland and in local telecommunications in its traditional service areas. As a result, the combined company will be required to provide certain services on non-discriminatory and cost-oriented terms in Sweden and Finland. This means that the amounts that the combined company charges for these services must be reasonably related to the costs of providing the services and that it cannot discriminate among customers. These obligations may hamper its future pricing flexibility. In particular, in the event that the NPTA or Finnish Communications Regulatory Authority (the “FICORA”) were to determine that the combined company’s interconnection tariffs were not cost-related, these authorities would have the power to modify the terms and conditions of the combined company’s interconnection arrangements, which could reduce the combined company’s interconnection revenue and have a material adverse effect on its operating results or financial condition. Sonera is currently a party to a proceeding relating to the pricing of its mobile interconnection fees, the outcome of which could have a material adverse effect on its operating results and financial condition.

      The combined company will also be subject to the European Union’s competition law and to the competition laws of, among other countries, Sweden and Finland. In Finland, the combined company is deemed to have a dominant market position in the market for mobile services, which could impact the combined company’s flexibility in marketing and pricing of its services, including its Short Messaging Services, also known as SMS, a mobile communications system, which allows users to send alpha-numeric messages from one mobile handset to another. The Finnish Competition Authority, or FCA, has stated that the pricing of Sonera’s mobile services must be cost-based, non-discriminatory and transparent and Sonera is currently a party to several Finnish administrative proceedings, including a proceeding before the FCA relating to the pricing of its SMS services to content providers, the outcome of which could have a material adverse effect on its operating results and financial condition.

      In February 2002, the European Parliament and the European Council adopted a new regulatory framework for electronic communications networks and services that, among other things, would give national regulatory authorities the right to impose a variety of obligations on operators with significant market power which could have a material adverse effect upon the combined company’s business.

•	The combined company will be required to provide access to the local loop at cost-based rates under supervision of the NPTA.

      The local loop refers to the infrastructure that connects subscribers to the network. EC-regulation 2887/2000 on unbundled access to the local loop requires, among other things, Telia to give other operators direct access to and use of the infrastructure that Telia has traditionally controlled. As a result, the combined company will be required to provide access to the local loop to other operators at cost-based rates under the supervision of the NPTA. This may cause Telia to lose customers in its local fixed line business.

Additional regulatory requirements regarding the provision of national roaming services in Sweden or Finland or the fees the combined company charges for roaming services could have a material adverse effect on its business.

      The introduction of national roaming in Sweden or Finland could have a negative impact on the combined company’s results of operations or financial condition. Roaming allows subscribers to other operators’ services to use the combined company’s networks when they are outside the reach of their own operators’ network service areas. To the extent Swedish, Finnish or European Union authorities were to require telecommunications operators in Sweden or Finland to offer national roaming, the combined company would be required to give other telecommunications providers, including competitors, access to its GSM networks. If this were to take place on terms and conditions that do not provide an adequate return on the investment in the combined company’s GSM network, or if it were required to compensate one of its competitors for direct or indirect damages resulting from an alleged failure to provide national roaming, it could have a material adverse effect on the operating results or financial condition of the combined company. In addition, under Swedish and Finnish telecommunications law, holders of UMTS licenses may have a right to roam on the GSM networks of other operators under certain conditions.

Possible regulatory requirements regarding the universal service principle may have a material adverse effect on the combined company’s business.

      The combined company may, under universal service principles, in the future be required to offer functional Internet access using a fixed network throughout Sweden and Finland. If this were to take place on terms and conditions that do not provide an adequate return on the possible new investments required in the combined company’s fixed network in its remote service areas in Sweden and Finland, it could have a material adverse effect on the combined company’s operating results and financial condition.

Risks Related to the Combined Company’s Ownership by the Kingdom of Sweden and the Republic of Finland

The combined company could be influenced by the Kingdom of Sweden and the Republic of Finland whose interests may not always be aligned with yours.

      After the completion of the exchange offer, the Kingdom of Sweden will hold approximately 45 percent and the Republic of Finland will hold approximately 19 percent of the combined company’s shares, assuming the exchange of all Sonera shares to Telia shares. The Kingdom of Sweden and the Republic of Finland have, furthermore, agreed to consult each other with respect to voting on matters to be resolved by the shareholders at general meetings of the combined company. Accordingly, the Kingdom of Sweden, acting alone, may have and the Kingdom of Sweden and the Republic of Finland, if they should choose to act together, will have the power to influence matters submitted for a vote of shareholders, including the approval of the annual financial statements, declarations of dividends, capital increases in connection with acquisitions, investments and the election and removal of members of the combined company’s board of directors. The interests of the

Kingdom of Sweden and the Republic of Finland in deciding these matters and the factors they consider in exercising their votes could be different from the interests of the combined company’s other shareholders.

The Kingdom of Sweden and the Republic of Finland may sell significant amounts of shares in the combined company and this could significantly depress the market price of the combined company’s shares.

      The Kingdom of Sweden and the Republic of Finland, which will together hold approximately 64 percent of the shares of the combined company, have announced their intention to reduce their shareholdings in the combined entity during the five-year period following the closing of the exchange offer. Neither the Kingdom of Sweden nor the Republic of Finland is under any contractual commitment that would restrict their ability to sell any shares. Furthermore, both the Kingdom of Sweden and the Republic of Finland have the right to require the combined company to register their shares with the U.S. Securities and Exchange Commission (the “SEC”) for resale in the United States. It is currently not possible to assess the precise timing and manner of any future sales by the Kingdom of Sweden or the Republic of Finland of shares in the combined company. However, any sale by the Kingdom of Sweden or the Republic of Finland of a significant number of shares, or the public perception that these sales could occur, may cause the market price of the combined company’s shares to decline significantly and may also make it more difficult for the combined company to issue new shares in the future.

Risks to Non-Tendering Securityholders

If you do not participate in the exchange offer you may choose to participate in a mandatory redemption offer or be required to participate in a compulsory acquisition proceeding that may result in a cash payment that may be either less or more than the value of the share consideration to be received in connection with the exchange offer.

•	Mandatory Redemption Offer

      Under the Finnish Securities Market Act, in the event the exchange offer is completed and, as a consequence, Telia acquires Sonera shares, whether in the form of shares or ADSs, representing more than two-thirds of the total voting rights attaching to Sonera shares, Telia would be required, within one month after the expiration of the exchange offer period, to offer to purchase the remaining Sonera shares, whether in the form of shares or ADSs, and Sonera warrants that have not been tendered in the exchange offer. In connection with this so-called mandatory redemption offer, although Telia could continue to offer to exchange Sonera shares into Telia shares, Sonera ADSs into Telia ADSs and Sonera warrants into Telia warrants, Telia would be under no obligation to do so and would in any event be required to offer to purchase the remaining Sonera shares, including Sonera shares represented by Sonera ADSs, and warrants for cash at their “fair price.”

      In the absence of any special circumstances and subject to certain other conditions, the volume-weighted average trading price of Sonera’s shares and, to the extent applicable, Sonera warrants, on the Helsinki Exchanges during the 12-month period prior to the expiration of the exchange offer period would form a basis for the determination of the “fair price” of Sonera’s shares, including shares underlying Sonera ADSs, and, to the extent applicable, Sonera warrants. However, no assurance can be given as to the amount of the cash redemption price to be paid in connection with any future mandatory redemption offer and such amount could be more or less than the amount of consideration per Sonera share to be received in connection with the exchange offer.

•	Compulsory Acquisition

      Under the Finnish Companies Act, once Telia acquires more than nine-tenths of all Sonera shares, whether in the form of shares or ADSs, and more than nine-tenths of all votes entitled to be cast at a general meeting of shareholders of Sonera, it shall also have the right to require the minority shareholders of Sonera to sell the remaining Sonera shares, whether in the form of shares or ADSs, to Telia for a“fair price” in a compulsory acquisition proceeding. Any disputes concerning the right of redemption or the redemption price in a compulsory acquisition would be resolved by an arbitral panel of one or more arbitrators appointed by the Central Chamber of Commerce of Finland in accordance with the Finnish Companies Act. Under the Finnish Companies Act, the arbitration panel so appointed has considerable latitude in deciding upon the method or methods used in determining the “fair price” of the shares of the target company and in establishing the final amount of such “fair price” inasmuch as the Finnish Companies Act does not contain any similar provisions to those included in the Finnish Securities Market Act and used in the determination of the “fair price” in connection with a mandatory redemption offer pursuant to such the Finnish Securities Market Act, as described in more detail herein. Therefore, no assurance can be given as to the amount of the cash redemption price to be paid in connection with a compulsory acquisition that may follow the completion of the exchange offer and such amount could be more or less than the amount of consideration per Sonera share received in connection with either the exchange offer or a mandatory redemption offer that may be commenced after the completion of the exchange offer. In addition, under the Finnish Companies Act, the shareholders of a target company have the right to appeal the decision of the arbitral tribunal in respect of the cash redemption price to be paid in connection with a compulsory acquisition and, therefore, the final determination of such cash redemption price could be subject to protracted litigation.

If you do not participate in the exchange offer, the market for your Sonera securities may be less liquid than before the exchange offer and the value of your Sonera securities may be lower.

      The exchange of Sonera securities pursuant to the exchange offer will reduce the number of Sonera securityholders and the number of Sonera securities that might otherwise trade publicly and, depending upon the number of Sonera securities so exchanged, could adversely affect the liquidity and market value of the remaining Sonera securities held by the public. Furthermore, Telia and Sonera intend to cause the delisting of Sonera ADSs from NASDAQ following the completion of the exchange offer. While it is possible that the Sonera ADSs would continue to be traded in the over-the-counter market and that price quotations would be reported, there can be no assurance that such an over-the-counter market would develop. The extent of the public market for the Sonera ADSs and the availability of such quotations would depend upon such factors as the number of holders remaining at such time, the interest on the part of securities firms in maintaining a market in Sonera ADSs, the intended termination of the deposit agreement for the Sonera ADSs and the possible termination of registration of Sonera’s securities under the Exchange Act, which would adversely affect the amount of publicly available information on Sonera’s securities.

Forward-Looking Statements

      This prospectus contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The following factors, among others, could cause results to differ materially from those described in the forward-looking statements:

•	risks and uncertainties with respect to the expectations of Telia and Sonera regarding:

°	the timing and completion of the exchange offer;

°	the value of the exchange offer consideration;

°	market positions;

°	earnings improvements;

°	costs and capital expenditure savings;

°	Telia’s and Sonera’s outlook for growth in the telecommunications industry in Europe, including sources of increasing revenues to offset the impact of increasing competition;

°	the adequacy of Telia’s and Sonera’s capacity and capital resources;

°	other benefits anticipated from the merger of Telia and Sonera;

°	the implementation of the strategy of the combined company;

•	the effects of potential mergers and consolidations within the telecommunications industry, Telia’s and Sonera’s ability to complete planned divestitures and the costs associated with possible future acquisitions and dispositions;

•	the amounts of future capital expenditures;

•	the timing and effect of the roll-out of UMTS networks and other new, enhanced or upgraded networks, systems, products and services, and their performance;

•	uncertainties associated with developments related to fluctuations in interest rates, exchange rates, currency devaluations and other macroeconomic monetary policies;

•	potential downgrades in credit ratings of Telia or the combined company by credit rating agencies;

•	the level of demand for telecommunications services, particularly with respect to mobile services and new, higher value-added products;

•	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and issues related to national roaming;

•	the outcome of legal and regulatory proceedings in which Telia, Sonera or both are involved or may become involved;

•	the effects of competition;

•	technological innovations, including the cost of developing new products and the need to increase expenditures to improve the quality of service;

•	the success of the combined company’s international investments;

•	other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services; and

•	factors discussed under “RISK FACTORS.”

      Telia and Sonera are under no obligation to, and expressly disclaim any such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

THE TRANSACTION

Background of the TeliaSonera Merger

Telia — General Background

      Telia has as part of its growth strategy been seeking to expand in the Nordic region through acquisitions, investments and joint undertakings within all of its business areas. Telia considers expansion in the Nordic region to be one of the principal components of its overall business strategy.

      One of the reasons underlying Telia’s strategic focus on the Nordic region is management’s belief that Telia needs to expand its customer base to stay competitive. Expanding its customer base would make it possible for Telia to achieve significant cost synergies through: (i) sharing fixed costs over a larger number of subscribers, (ii) centralizing certain administrative and other functions, and (iii) applying best practice programs to gain from different experiences within a larger organization. The focus on expansion within the Nordic market is premised in large part on Telia’s existing presence in and familiarity with the Nordic market, the similarity of customers’ habits and needs in the market, and the high level of commercial activity and travel among the countries within the region. Telia expects that, through a strong presence in all major Nordic markets and the ability to offer attractive pan-Nordic services, Telia would be a strong partner for both corporate customers as well as providers of related services.

      As part of its review of opportunities for Nordic expansion, Telia has engaged and may continue to engage in discussions with other parties that may lead to substantial cross-border acquisitions or mergers. In early 1999, for example, Telia agreed to a merger with the Norwegian operator Telenor, which was abandoned later that year due to differences in opinion between the management, boards of directors and owners of the two companies, including disagreements relating to the management of the merged company and the location of the headquarters of the mobile unit of the merged company. Among other transaction opportunities, Telia and its financial advisors, D. Carnegie AB and Merrill Lynch International, have explored acquisition or business combination opportunities in Finland, including a merger with Sonera. The management of Telia has, since the fall of 2000, from time to time engaged in discussions with the management of Sonera, aimed at establishing whether a common view existed concerning the business rationale for a combination of the two companies. Relative valuations and related topics have also been discussed. In particular, Telia had discussions with Sonera regarding a potential business combination in November 2000 - February 2001, and again in June 2001.

Sonera — General Background

      Since the Finnish Parliament’s decision in June 2000 to allow the Finnish State to reduce its ownership interest in Sonera to zero, Sonera has actively explored opportunities to participate in the consolidation process of the telecommunications industry in Europe. Sonera believes that larger multinational operators are better able to serve the needs of corporate and other customers and have better resources to introduce new value-added data services to their customers. Sonera also believes that it has been well positioned to participate in the consolidation due to its leadership position in telecommunications services in the sophisticated Finnish market and due to its international investments.

      During 2000 and the first half of 2001, Sonera, together with its financial advisers Goldman Sachs and Lehman Brothers, explored various merger, alliance, asset swap and other business combination alternatives in the Nordic region and the rest of Europe, including with Telia, the Danish operator TDC and other large European operators. None of these discussions resulted in firm agreements and all such discussions were terminated during the first half of 2001.

      The following events relating to Sonera during the second half of 2001 and the beginning of 2002 had a significant impact on the development of discussions leading up to the execution of the business combination agreement between Telia and Sonera:

•	Mounting financial pressures. In the summer of 2001, Sonera faced mounting financial pressures stemming largely from borrowings and ongoing contractual financial commitments related to its investments in UMTS licenses. At June 30, 2001, Sonera had net debt of €5,122 million as compared to net debt of €1,181 million at December 31, 1999 as well as contractual financial commitments related to its UMTS investments in excess of €500 million.

•	Shift in strategic focus. From the summer of 2001 through November 2001, the attention of Sonera’s management focused on the formulation of a new strategy, the limitation of the company’s exposure to its UMTS investments and the execution of a rights issue. As part of Sonera’s new strategy, Sonera committed to take decisive action to ensure its financial strength.

•	Completion of the rights offering and sale of non-core assets. Sonera successfully completed its rights offering in December 2001, as a result of which it received approximately €982 million in net proceeds. In addition, Sonera received approximately €1,018 million in proceeds from the disposal of non-core equity holdings, including its shareholding in Deutsche Telekom, in the second half of 2001. Sonera used the proceeds from the rights offering and the disposal of non-core equity assets to reduce its net debt from €5,122 million as of June 30, 2001 to €3,268 million as of December 31, 2001.

•	Stabilization of credit ratings. Following the announcement of the rights offering, Sonera’s credit ratings stabilized, with Standard & Poor’s confirming its rating of Sonera’s long-term corporate credit and senior unsecured debt of BBB and Moody’s confirming Sonera’s senior unsecured credit rating of Baa2 and placing Sonera on “stable outlook.” In March 2002, S&P placed its BBB rating of Sonera on CreditWatch with positive implications and Moody’s placed its Baa2 rating of Sonera on review for a possible upgrade.

•	Improved results of operations. Sonera reported improved results of operations and cash flows from operations in the second half of 2001 and the first quarter of 2002 partly as a result of reduced losses generated from its Service Businesses. In the three months ended March 31, 2002, Sonera realized an underlying EBITDA loss of €15 million from its Service Businesses as compared to a loss of €86 million in the three months ended March 31, 2001 and a loss of €244 million in the year ended December 31, 2001.

      These developments contributed to an increase in Sonera’s share price from €3.27 per share (as adjusted for the rights offering) on October 19, 2001, immediately prior to the announcement of Sonera’s rights offering, to €5.83 per share on March 25, 2002, the date immediately prior to the announcement of the execution of the business combination agreement between Telia and Sonera. With its improved outlook, Sonera had transformed itself into a more attractive partner with less financial risk attached to its balance sheet and UMTS investments. These events provided improved circumstances for renewed discussions with Telia, which eventually led to the negotiation process outlined in more detail below.

The TeliaSonera Merger

      During the course of 2001, several important changes in the telecommunications industry and in the business operations, results and financial situation of Telia and Sonera coincided to cause significant changes in the relative valuations of the two companies. Such important changes included:

•	Sharply reduced expectations regarding the anticipated growth and size of the market for third generation mobile services and delays in the commercial introduction of such services. Factors contributing to such lowered expectations include the low take-up of mobile data services utilizing WAP and GPRS technologies and the delay in the commercial availability of third generation handsets, networks and services. In 2000, when the majority of the auctions for UMTS licenses in Europe were conducted, the assumptions underlying the decision to invest in such licenses were overly optimistic, with most operators expecting that third generation services would be adopted by the mass market by 2003. Based on current market expectations, third generation services are not anticipated to have a positive impact on operators’ earnings until, at the earliest, 2004 or 2005. Further evidence of the unrealistic assumptions made in connection with earlier UMTS investments has recently been demonstrated by the write-downs and impairment losses reported by a number of operators since the beginning of 2002, indicating that the value of these UMTS investments has declined significantly.

•	Sharply reduced expectations regarding the future revenue growth for telecommunications services. Revenue growth for telecommunications operators has historically been driven mainly by subscriber growth. Future growth, however, was expected to be driven primarily by the introduction of new value-added mobile services and through a roll out of broadband in the fixed networks. However, the wireless market started to show signs of saturation in the second half of 2001 and, in combination with the limited adoption of new value-added mobile services, telecommunications operators, investors and analysts have fundamentally revised their view on the telecommunications industry’s near- and medium-term growth prospects. In addition, operators have experienced and are continuing to experience higher pricing pressure, both as a result of regulatory changes and intensified competition resulting from overcapacity in the fixed telecommunications market. Overcapacity and pricing pressure has been particularly acute in the international carrier market.

Each of these developments had a negative impact on the market valuations of the telecommunications sector generally, including both Telia and Sonera. Sonera’s valuation also declined relative to Telia’s, primarily given Sonera’s greater investment in UMTS licenses. During 2001, Sonera’s share price on the Helsinki Exchanges fell from a high of €20.38 during the first quarter to a low of €2.23 (as adjusted for the rights issue) during the third quarter while Telia’s share price on the Stockholm Exchange fell from a high of SEK 71.00 during the second quarter to a low of SEK 36.00 during the third quarter.

      These changes in the industry also emphasized the importance for telecommunications operators of maximizing operating efficiencies and the benefit of having a larger customer base to achieve economies of scale. In view of the new circumstances in the industry, and the improvement in Sonera’s outlook as a result of the decisive management action in the second half of 2001, contacts between the companies, which had terminated during the first half of 2001, were renewed towards the end of 2001, eventually leading up to the negotiation process described below.

      On February 21, 2002, the chairman of the Telia board of directors agreed with the chairman of the Sonera board of directors to meet during the following week to discuss the viability and key terms of a potential merger of Telia and Sonera. On February 27, 2002, the two chairmen met in Stockholm and discussed the key terms of a possible transaction, including, but not limited to, relative valuation, governance issues, business rationale and corporate strategy. During the following days, several discussions were held during which the chairmen agreed on the key transaction terms and decided to start the transaction process between the companies.

      On March 4, 2002, members of the management of Telia and Sonera met and were informed about the key transaction terms and principles. On March 5, 2002, members of the management of Telia and Sonera met to agree on the key items of the corporate strategy for the combined company and the process of merger discussion between the companies.

      On March 8, 2002, members of the management of Telia and Sonera met to discuss the rationale of the proposed merger, including the potential synergies to be derived from the transaction.

      On March 13, 2002, members of the management of Telia and Sonera met to discuss legal aspects of the merger and to conduct management presentations relating to Telia’s and Sonera’s legal and regulatory affairs. On March 14 and March 15, 2002, members of the management of Telia and Sonera met to discuss issues relating to the various business areas of the two companies as well as financial matters.

      During the period between March 11 and March 26, 2002, members of the management of Telia and Sonera met repeatedly to discuss and formulate a framework on the future strategy of the merged company, to prepare preliminary pro forma financial information for the combined company and to prepare for the public announcement of the proposed merger.

      During the period shortly preceding the date of the announcement of the transaction, representatives of the Kingdom of Sweden and the Republic of Finland met on several occasions to discuss and agree to the terms of a shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland as well as the key principles of corporate governance for the combined company.

      On March 26, 2002, Telia and Sonera entered into a combination agreement and the Kingdom of Sweden and the Republic of Finland entered into a shareholders’ agreement in connection with the proposed merger. Both companies and governments announced the proposed transaction later on the same day.

Reasons for the TeliaSonera Merger

      Telia and Sonera are both active in some of the most developed telecommunications markets in the world. Both companies also have joint interests in leading mobile and fixed line operators in the Baltic and Russian markets.

      Telia and Sonera believe that the merger will provide enhanced growth potential based on the current market positions and strategic fit of the two companies, and that the future prospects for both companies therefore will be improved through the merger.

      Telia and Sonera expect that the close geographic proximity of the companies and the shared strategic values will be very important in realizing the benefits of the combination. Such benefits are expected to be incremental to the cost saving and capital efficiency focus programs that have been introduced at both Telia and Sonera. Both these programs will be continued and are expected to be further strengthened through the merger.

      The most important benefits of the combination are summarized below:

      Larger customer base in the Nordic region and strong market leadership. The combined company will be the largest telecommunications operator in the Nordic region. Based on the number of subscribers, the combined company will be the leading mobile operator in Sweden and Finland, the second ranking operator in Norway and the fourth ranking operator in Denmark. The total mobile subscriber base of the combined company in the Nordic region will be approximately 7.4 million following the merger. The combined company will also be the largest fixed voice and data provider in the Nordic region with leading positions in Sweden and Finland and a significant position in Denmark.

      Telia and Sonera expect that its significantly increased scale will enable the combined company to serve its customers better. The combined company will be able to offer seamless services to corporate customers throughout the region. The customer base of the combined company will also allow for faster development of integrated fixed and mobile service offerings.

      Consolidation of Baltic position. The combination will substantially strengthen the existing positions of Telia and Sonera in the Baltic region. AB Lietuvos Telekomas (in which the combined company will hold a 60 percent interest) and UAB Omnitel (combined interest of 55 percent), each of which are based in Lithuania, will become consolidated subsidiaries of the combined company. Latvijas Mobilais Telefons SIA (Latvia), in which the combined company will hold a 49 percent direct interest and an approximate 11 percent indirect interest through Sonera’s holding in Lattelekom SIA, and with respect to which the combined company will have the right to nominate the majority of the members of the board of directors, will also become a consolidated subsidiary of the combined company. The combined company will also hold a 49 percent interest in each of AS Eesti Telekom (Estonia) and Lattelekom SIA (Latvia). As of June 30, 2002, the mobile operators and fixed line operators in the Baltic region in which the combined company has an interest had an aggregate of approximately 1.5 million subscribers and 2.2 million subscribers, respectively.

      Strengthened position in growth areas of Russia and Eurasia. The combined company will have a direct and indirect holding of 43.8 percent in the Russian mobile operator MegaFon, a direct and indirect holding of 37.1 percent in the Turkish mobile operator Turkcell and a 58.55 percent holding in Fintur Holdings B.V., which operates in emerging mobile markets through its 51.3 percent interest in Azercell Telecom B.M. of Azerbaijan, its 83.2 percent interest in Geocell LLC of Georgia, its 51 percent interest in GSM Kazakhstan LLP OAO Kazakhtelecom of Kazakhstan, and its 77 percent interest in Moldcell S.A. of

Moldova. As of June 30, 2002, (i) the GSM operators within the MegaFon Group had approximately 1.7 million subscribers, (ii) Turkcell had approximately 13.8 million subscribers and (iii) the mobile operators in which Fintur had a controlling interest had an aggregate of approximately 1.4 million subscribers.

      Significant synergies. Telia and Sonera expect to derive significant synergies as a result of the merger and have identified and quantified cost and capital expenditure synergies within a number of areas in their respective operations. Synergies are expected to be derived mainly from the combined company’s wholly-owned operations in the Nordic countries. In addition, synergies are expected to be derived from the combining of Telia’s and Sonera’s interests in the Baltic region and Russia although such synergies have not been included in the figures presented below due to the fact that not all the telecommunications operators in the Baltic countries and Russia in which Telia and Sonera have interests will be consolidated for purposes of the combined company’s financial statements. In addition to cost and capital expenditure synergies, Telia and Sonera expect to achieve revenue synergies, although such revenue synergies have not been quantified.

      The non-recurring savings resulting from the elimination of the overlapping mobile operations in Finland (i.e., the planned divestiture of Telia Mobile Finland and the elimination of the need to build two separate UMTS networks in Finland) are excluded. Similarly, the one-off costs resulting from the combination have been excluded from the analysis of recurring synergies.

      Following the announcement of the merger, both companies have jointly undertaken detailed analyses in order to identify, quantify and develop implementation plans for potential synergies. A number of working groups have been established across the business lines and geographical areas of both companies. These efforts have been coordinated and managed by an Integration Office staffed by representatives of the management of both Telia and Sonera. However, it is important to note that the work relating to the analysis of synergy benefits has been limited by the inability of the joint working groups to mutually disclose confidential information relating, among other things, to confidential contractual terms, due principally to competition law restraints.

      Telia and Sonera have estimated the magnitude of the cost synergies and capital expenditure savings using various assumptions, including:

•	the magnitude of Telia’s and Sonera’s projected costs and capital expenditures for IT systems and infrastructure, product and service development, network operations and production, purchasing and general and administrative functions;

•	the mix of these costs and capital expenditures across different areas; and

•	the proportion of the projected costs and capital expenditures that could be eliminated as a result of combining Telia’s and Sonera’s activities, eliminating unnecessary duplication, coordinating purchasing activities and capital expenditure programs and adopting best practices in cost control throughout the combined company.

      Cost synergies 2002-2005. Telia and Sonera expect that the annual cost synergies will reach SEK 2.3 billion (€250 million) by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 20 percent of this annual level by the end of 2003, and 50 percent by the end of 2004. These percentages represent an average across all areas of the combined company and may vary in different areas.

      Cost synergies are expected to be derived within the following areas:

•	Product and service development (approximately 32 percent of all cost synergies) — These synergies are expected to be achieved mainly through eliminating overlapping activities in product and competence development, and product management as well as in research.

•	IT systems and infrastructure (approximately 27 percent of all cost synergies) — These synergies are expected to be achieved mainly through moving to common IT systems and technology infrastructure, eliminating overlapping technical platforms and activities, resulting in savings in system development and maintenance costs.

•	Purchasing (approximately 18 percent of all cost synergies) — These synergies are expected to be achieved mainly through improved bargaining power and optimizing existing supplier contracts between the two companies.

•	Network operations and production (approximately 14 percent of all cost synergies) — These synergies are expected to be achieved mainly through modifying roaming arrangements and unifying network technologies, technical platforms and processes in network control, development and support functions for mobile, fixed and lP networks.

•	Corporate functions (approximately 9 percent of all cost synergies) — These synergies are expected to be achieved mainly through eliminating overlapping corporate activities.

      Capital expenditure synergies 2002-2005. Annual capital expenditure savings are expected to amount to approximately SEK 640 million (€70 million) by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 30 percent of this annual level by the end of 2003, and 60 percent by the end of 2004. These percentages represent an average across all areas of the combined company and may vary in different areas.

      Capital expenditure synergies are expected to be derived within the following areas:

•	Product and service development (approximately 38 percent of all capital expenditure synergies) — These synergies are expected to be achieved mainly through elimination of overlapping investments in platforms and product development and management.

•	Purchasing (approximately 38 percent of all capital expenditure synergies) — These synergies are expected to be achieved mainly through improved bargaining power and optimizing existing supplier contracts between the two companies.

•	IT systems and infrastructure (approximately 20 percent of all capital expenditure synergies) — These synergies are expected to be achieved mainly through economies of scale and elimination of overlapping investments in system development and maintenance.

•	Network operations and production (approximately 4 percent of all capital expenditure synergies) — These synergies are expected to be achieved mainly through unifying network technologies and technical platforms.

      Revenue synergies. Revenue synergies have not been quantified, but are expected to be achieved mainly by combining the offerings of both companies and actively marketing such offerings to the combined company’s larger customer base, through improved customer retention and customer relationship management as well as through the implementation of best practices. The combined company is expected to have a more attractive customer offering for current and potential customers of both companies.

      One-off expenses 2002-2005. One-off expenses (excluding transaction expenses) resulting from the merger are expected to be limited in 2002 and to total approximately SEK 2 billion (€220 million) over the years 2003-2005, of which approximately one-third will be in the form of capital expenditure. Most of the costs are related to the elimination of overlapping activities and most of the capital expenditure are related to investments in telecommunications and IT systems. On a pro forma basis, the total transaction expenses related to the merger are expected to amount to approximately SEK 1.2 billion (€135 million).

      Total pre-tax cash flow synergies after 2005. Telia and Sonera estimate that the total recurring annual pre-tax cash flow synergies to be generated from the TeliaSonera merger will be approximately SEK 2.7 billion (€300 million) after 2005.

      Implementation process. The identification of potential synergies has been conducted by eight separate working teams and overseen by a joint Integration Office. The eight synergy areas comprise all of Telia’s and Sonera’s businesses, and have been defined according to the nature of the relevant businesses.

      The working groups have been assigned the task of verifying the synergy estimates and developing an implementation plan. Implementation plans contain a summary of the main activities and milestones, primary responsibilities and key performance indicators for follow-up. The execution of the implementation plan will commence immediately upon closing of the merger.

      Strong financial resources and cash flows. The financial position of the combined company is expected to provide a solid and stable base from which to execute its strategy. In addition, management expects that the cash flow generation of the combined company will increase its ability to maintain its strong financial condition.

      As of June 30, 2002, Telia had interest-bearing liabilities of SEK 25.6 billion (€2.8 billion), cash and short-term investments of SEK 3.3 billion (€0.4 billion), and short-term and long-term interest-bearing receivables of SEK 12.0 billion (€1.3 billion). Telia’s interest-bearing liabilities net of cash and short-term investments totaled SEK 22.3 billion (€2.5 billion), and its interest-bearing liabilities net of cash and short-term investments and all interest-bearing receivables totaled SEK 10.3 billion (€1.1 billion) as of June 30, 2002.

      As of June 30, 2002, Sonera under IAS had interest-bearing debt of €3.2 billion (SEK 28.8 billion), cash and short-term investments of €1.0 billion (SEK 9.5 billion), and short-term and long-term interest-bearing receivables of €0.2 billion (SEK 1.8 billion). Sonera’s interest-bearing debt net of cash and short-term investments totaled €2.1 billion (SEK 19.3 billion), and its interest-bearing debt net of cash and short-term investments and all interest-bearing receivables totaled €2.0 billion (SEK 17.6 billion) as of June 30, 2002.

      Management estimates that on a pro forma basis as of June 30, 2002, the combined company had interest-bearing liabilities of SEK 54.9 billion (€6.0 billion), cash and short-term investments of SEK 13.4 billion (€1.5 billion), and short-term and long-term interest-bearing receivables of SEK 13.9 billion (€1.5 billion). On a pro forma basis, the combined company’s interest-bearing liabilities net of cash and short-term investments totaled SEK 41.6 billion (€4.6 billion), and its interest-bearing liabilities net of cash and short-term investments and all interest-bearing receivables totaled SEK 27.7 billion (€3.0 billion) as of June 30, 2002.

      The combined company is expected to have relatively strong credit ratings, although lower than Telia’s current credit ratings. Standard and Poor’s currently has ratings of A+/A-1 on Telia’s long-term and short-term debt, respectively, and ratings of BBB/A-2 on Sonera’s long-term and short-term debt, respectively. Moody’s currently has ratings of A-1/Prime-1 on Telia’s long-term and short-term debt, respectively, and ratings of Baa2/Prime-2 on Sonera’s long-term and short-term debt, respectively. S&P has placed Telia’s A+/A-1 ratings on CreditWatch with negative implications and Moody’s has placed its A-1/Prime-1 ratings of Telia on review for a possible downgrade. S&P has placed Sonera’s BBB/A-2 ratings on CreditWatch with positive implications and Moody’s has placed its Baa2/Prime-2 ratings of Sonera on review for a possible upgrade.

      On a combined basis, the combined company’s cash provided by operating activities totaled SEK 14.2 billion (€1.6 billion) for the year ended December 31, 2001. In comparison, cash provided by operating activities during the same period for Telia was SEK 10.4 billion (€1.1 billion) and for Sonera it was SEK 1.8 billion (€0.2 billion). Similarly, on a combined basis for the six months ended June 30, 2002, the combined company’s cash provided by operating activities totaled SEK 7.7 billion (€0.9 billion), while for Telia it was SEK 4.7 billion (€0.5 billion) and for Sonera SEK 2.6 billion (€0.3 billion). The combined cash flows also reflect the fact that the Baltic telecommunications operators AB Lietuvos Telekomas, UAB Omnitel and Latvijas Mobilais Telefons SIA, which are currently treated by each of Telia and Sonera as associated companies accounted for under the equity method, will become consolidated subsidiaries of the combined company and their cash flows will be under the control of the combined company and will be included in the consolidated financial statements of the combined company. Furthermore, the combined cash flows reflect the fact that Telia has to divest its mobile operations in Finland and its Swedish cable TV operations to comply with the EU conditions for the merger.

      Footprint and customer base will attract best partners. Telia and Sonera believe that the transaction constitutes a major step in the consolidation of the Nordic telecommunications industry. Further, Telia and Sonera expect that the larger scale operation and the combined competence of the two companies will make the combined company a strong partner in the future shaping of the telecommunications industry in the Nordic and Baltic regions and, in the longer term, in Europe.

Considerations of the Sonera Board of Directors

      At a meeting on March 26, 2002, the Sonera board of directors concluded that the exchange offer was in the best interests of Sonera and its shareholders and unanimously passed a resolution to recommend that Sonera shareholders accept the exchange offer.

      In arriving at its determination, the Sonera board of directors consulted with Sonera’s management, as well as its financial and legal advisers, and considered a number of factors, including, without limitation, the following:

•	The significant benefits described above that the Sonera board of directors believes will occur as a result of the merger. See “— Reasons for the TeliaSonera Merger.”

•	Current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the telecommunications industry and the suitability of Telia as a merger partner for Sonera.

•	The written opinion of Goldman Sachs, delivered to the Sonera board of directors, that, as of the date of such opinion, the exchange ratio was fair from a financial point of view to the holders of Sonera shares. The Sonera board of directors accepted that Goldman Sachs’ conclusion as to fairness was based on its experience, professional judgment and the financial analyses it performed as a whole. Sonera’s board of directors did not reach a conclusion as to the significance of any of the individual analyses contained in the Goldman Sachs presentation materials presented to the Sonera board of directors on March 26, 2002 and summarized in “Opinion of Financial Adviser to Sonera” below.

•	That the business combination provides for balanced representation of each company on the board of directors, and that the combined company would benefit from the best of the management from both companies.

•	The commitment of the Republic of Finland, as Sonera’s largest shareholder, to support the business combination and tender its Sonera shares in the exchange offer.

•	That the TeliaSonera shares are expected to be listed on the Helsinki Exchanges as well as the Stockholm Exchange, and that the TeliaSonera ADSs are expected to be quoted on NASDAQ.

•	The belief of the Sonera board of directors, based upon its review of other strategic alternatives available to Sonera, including remaining independent, that the merger would generate higher value for Sonera’s shareholders than other strategic alternatives.

•	The limited overlap in the markets and customer base of Sonera’s and Telia’s respective businesses.

      In view of the wide variety of factors considered in connection with its evaluation of the proposed merger, the Sonera board of directors did not otherwise find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the special factors considered in reaching its determination.

Considerations of the Telia Board of Directors

      On March 26, 2002, the Telia board of directors voted to approve the combination agreement between Telia and Sonera. The Telia board of directors has determined that the exchange offer is fair to, and in the best interests of, Telia and its securityholders.

      In arriving at its determination, the Telia board of directors consulted with Telia’s management, as well as its financial and legal advisers, and considered a number of factors, including, without limitation, the following:

•	The significant benefits described above that the Telia board of directors believes will occur as a result of the merger. See “— Reasons for the TeliaSonera Merger.”

•	Current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the telecommunications industry and the suitability of Sonera as a merger partner for Telia.

•	The commitment of the Kingdom of Sweden, as Telia’s largest shareholder, to support the business combination and to vote its shares in favor of the resolutions to be proposed by the Telia board of directors at the extraordinary general meeting of Telia shareholders.

•	The fact that current Telia shareholders would hold approximately 64 percent of the share capital of the combined company, assuming full acceptance of the exchange offer by Sonera shareholders.

•	The belief of the Telia board of directors, based upon its review of other strategic alternatives available to Telia, including remaining independent, that the merger would generate higher value for Telia’s shareholders than other strategic alternatives.

•	The limited overlap in the markets and customer base of Sonera’s and Telia’s respective businesses.

      In view of the wide variety of factors considered in connection with its evaluation of the proposed merger, the Telia board of directors did not otherwise find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the special factors considered in reaching its determination.

The Combined Company Following the Exchange Offer

Business and Operations

      The combined company will be the leading telecommunications group in the Nordic and Baltic regions. Based on number of customers, the combined company will be the largest mobile operator in Sweden and Finland, the second largest operator in Norway and the fourth largest operator in Denmark. The combined company will also be the largest fixed voice and data provider in the Nordic region with leading positions in Sweden and Finland and a significant position in Denmark. Further, the combined company will be the largest operator in the Baltic region, with consolidated mobile and fixed line operations in Lithuania, consolidated mobile operations in Latvia, a minority interest in fixed line operations in Latvia and minority interests in mobile and fixed line operations in Estonia. The combined company will also have holdings in mobile companies in Russia, Turkey, Azerbaijan, Georgia, Kazakhstan and Moldova.

      On a combined basis as of June 30, 2002, adjusted for the disposal of Telia Finland and Com Hem AB and the consolidation of Fintur Holdings as of September 1, 2002, the combined company had:

•	approximately 9.8 million mobile customers across the Nordic, Baltic and Eurasian regions,

•	approximately 8.6 million fixed network access lines, and

•	approximately 1.5 million Internet subscriptions across the Nordic and Baltic regions.

      Additionally, on a combined basis as of June 30, 2002, the associated companies of the combined company had approximately 15.9 million mobile customers in Turkey, Russia and the Baltic region; and approximately 1.2 million fixed network access lines in the Baltic region and approximately 0.1 million fixed network access lines in Finland.

      For the year ended December 31, 2001 and for the six months ended June 30, 2002, on a pro forma basis and not including the results of Fintur Holdings, net sales of the combined company amounted to SEK 80.9 billion (€8.9 billion) and SEK 39.9 billion (€4.4 billion), respectively.

      As of June 30, 2002, the combined company had 30,045 employees on a combined basis, adjusted for the disposal of Telia Finland and Com Hem AB and the consolidation of Fintur Holdings as of September 1, 2002.

      The combined company is proposed to be renamed TeliaSonera. The combined company will, however, retain its current brand names, using Telia in Sweden and Denmark, Sonera in Finland, and NetCom in Norway.

      TeliaSonera will use the Swedish krona as its reporting currency but will also, in all investor information, show key information in relation to its results of operations, financial condition and cash flows in euros.

Strategy of the Combined Company

      The implementation of the strategy and business structure for the combined company will not commence until the exchange offer has been completed. Until such time, Telia and Sonera will continue their respective operations under their current strategies and business structures.

      Members of the senior management of Telia and Sonera have undertaken the task of formulating a strategy for and defining the governance of the combined company. Following a review of the operations, financial condition and strategic direction of Telia and Sonera as stand-alone companies, Telia and Sonera have reached the following preliminary conclusions with respect to the strategy of the combined company:

Group Strategy

      The combined company’s overall focus will be on best serving its customers in its core business and creating value for its shareholders through stronger profits and cash flows.

Focus on core business

      The principal focus of the combined company will be to further develop its business in its home market, which comprises the Nordic and Baltic markets. In Sweden, Finland and the Baltic countries, the combined company will provide a full range of telecommunications services to its customers, whereas in Norway and Denmark the combined company will initially offer a selected range of services with a focus on services that can be delivered profitably. Provided that the right expansion opportunities develop, the combined company intends to become a provider of a full range of services in all countries within its home market.

Growth opportunities outside of the home market

      The combined company intends to achieve growth through the further development of its Russian businesses with the aim, in the longer term, of having Russia form part of the combined company’s extended home market.

      The combined company will seek to grow and create value in the international mobile businesses of Turkcell in Turkey and Fintur in Eurasia.

      The combined company will also seek growth in the refocused international carrier business.

Adopt customer-oriented approach

      The combined company will be in the business of providing telecommunications services to customers rather than providing technology or access to networks as such. Accordingly, the combined company will aim at accelerating the refocusing of its operations from a technology-driven approach to a customer-oriented approach, thereby enhancing its ability to achieve growth in its core businesses. The combined company will seek to be innovative in packaging its product and service offerings for both retail and business customers to better meet the needs of its customers for integrated and easy-to-use services.

Pursue profitable growth

      The combined entity will seek balanced growth in its home market and target selected growth opportunities outside its home market where requirements for return on investment and other factors are satisfied as well as continue to evaluate participation in the consolidation of the European telecommunications services industry.

     •     Increase revenues in its home market.

The combined company will seek to achieve profitable growth in its core business through combined product and service offerings, cross selling and an intensified customer service approach.

The combined company is committed to strengthening its customer-oriented focus by offering its customers a comprehensive range of telecommunication services. For consumers, the combined company’s goal is to offer simple, easy-to-use services that combine fixed network, mobile and Internet communications capabilities. For corporate customers, the combined company will work to enhance its ability to deliver communication services through its diverse portfolio of voice and data services. The combined company will also expand its services, together with its partners, in a focused manner to include telecommunications-intensive IT services when they are related to the telecommunications needs of its corporate customers.

This full service approach, capitalizing on the breadth and competence of the combined company, will be pursued not only in Sweden, Finland and the Baltic countries but also in Norway and Denmark to the extent the combined company believes that it can be carried out profitably.

Management believes that these initiatives will provide substantial opportunities to increase revenues both from Telia’s and Sonera’s existing customer base and from new customers in selected market segments and, consequently, will strengthen the combined company’s market position in both the consumer and corporate segments in its home market.

Management believes that there are significant growth opportunities to be achieved through increased use of telecommunications services in the Baltic countries, where penetration rates are lower than in the Nordic countries. The combined company will aim to benefit from these growth opportunities by obtaining controlling interests in its Baltic operations, to the extent practicable and financially viable, while maintaining strong cooperation and joint ownership with its local partners.

     •     Pursue growth in Russia.

The Russian market represents a significant growth opportunity for TeliaSonera. The combined company will own a 43.8 percent direct and indirect interest in MegaFon, the first Russian GSM operator with licenses to offer services nationwide. The combined company will seek to take advantage of the growth opportunities presented by increasing the penetration of mobile services in Russia. Management believes that the combined company can enhance the value of MegaFon by making available its competence in telecommunications operations on the basis of its home market experience. TeliaSonera may consider capitalizing on such growth opportunities by increasing its ownership interest in its Russian operations, to the extent practicable and financially viable, while maintaining strong cooperation and joint ownership with its local partners. While the combined company’s focus is on its mobile operations, it may also consider other opportunities. Because investing in Russia involves a higher degree of risk than investing in the combined company’s home markets, the combined company will only decide on making additional investments in Russia where it believes it can achieve a higher return on its investment than in its home market.

     •     Pursue growth in international mobile operations in Turkey and Eurasia.

TeliaSonera foresees significant growth potential in its international operations in Eurasia and Turkey, as the market for mobile services in these areas continues to grow. Management believes that, through its majority owned investments in Azerbaijan, Georgia, Kazakhstan and Moldova through Fintur and its 37.1 percent investment in Turkey through Turkcell, the combined company will be able to capitalize on the strong market position of its majority owned and associated companies in these regions that have comparatively low penetration rates for mobile services. Management believes that, with the combined company’s expertise in mobile communications, TeliaSonera will be able to enhance the ability of these companies to achieve significant growth.

     •     Participate in the consolidation of the European telecommunications services industry.

TeliaSonera expects that the consolidation of the telecommunications services industry will continue. Before pursuing any potential transaction, TeliaSonera’s management will carefully evaluate whether the transaction would improve its ability to serve its customers and enhance shareholder value.

The first priority is to strengthen the combined company’s position in its home market and to develop the home market business into a valuable asset.

In the longer term, TeliaSonera’s intention is to use its home market business as a strong base from which to build a larger company by participating in the consolidation of the European telecommunications services industry. This could take the form of acquisitions, business combinations or partnership arrangements.

Generate increased profits and cash flow

      The combined company aims to significantly increase profits in the longer term, both on an operating income level as well as on an EBITDA and net income per share level. Management expects increased profits to come from profitable growth, anticipated cost synergies from the merger, stand-alone efficiency improvements, improvement of under-performing businesses and divestment of non-core assets.

      The combined company will have an equally strong focus on increasing operating cash flows, which management expects to come from increased profits, from anticipated capital expenditure synergies resulting from the merger and from a cautious business-oriented approach to capital expenditures.

      The combined company plans to maintain a strong financial position to enable it to develop its core business.

      The following actions will be undertaken to support increased profits and cash flows:

     •     Increased profits and cash flow from implementation of synergies.

TeliaSonera will seek to realize the expected synergy benefits for the merger. Management estimates that the total recurring annual pre-tax cash flow synergies to be generated from the merger will amount to approximately SEK 2.7 billion (€300 million) after 2005. See “— Reasons for the TeliaSonera Merger — Significant synergies.”

     •     Increased profits and cash flow from stand-alone efficiency improvements.

TeliaSonera aims to achieve cost and capital expenditure savings on a stand-alone basis to improve its profits and cash flow. The combined company plans to realize these savings from both the continuation of the independent companies’ on-going efficiency programs as well as from new efficiency improvement programs. The areas designated for improvement are similar to those in which expected synergy benefits are to be achieved in connection with the merger. The larger size of the combined company is expected to allow it to use benchmarking more efficiently as a tool to achieve cost and capital expenditure savings.

     •     Increased profits from divestment of non-core assets.

Both Telia and Sonera have divested non-core assets in recent years. The combined company intends to continue to streamline its businesses by divesting operations and assets that are not essential to its core business. In particular, TeliaSonera is considering the potential divestment of the following businesses:

•	TeliaSonera is planning to divest the remainder of Telia’s present non-core investments in telecommunications operators outside of the Nordic countries, the Baltic region and Russia in light of market conditions or otherwise in an effort to maximize return on such investments.

•	Sonera has entered into an agreement to divest a portion of its shareholdings in SmartTrust AB and has divested a portion of Sonera Zed, and TeliaSonera intends to continue the process of working with third parties to further develop the SmartTrust AB and Sonera Zed businesses.

•	The combined company will consider the disposal of certain operations that could be sourced more efficiently from outside providers.

•	The combined company will continue to cap its expenditure and investments in its international UMTS ventures to no more than €450 million (SEK 4.1 billion) during the years 2002-2011. In the second quarter of 2002, Sonera wrote down its investments in each of Group 3G and Ipse 2000 to zero reflecting changes in the circumstances relating to such companies’ business plans and operating environments. In July 2002, the board of directors of each of Group 3G and Ipse 2000 decided to halt the commercial operations of the companies. These UMTS holdings are now being treated as financial investments.

•	TeliaSonera has agreed to dispose of Telia’s existing mobile business in Finland and Telia’s existing cable TV business in Sweden as a condition to the receipt of competition clearance for the merger from the European Commission.

Generate increased profitability from improving under-performing businesses

      TeliaSonera plans to improve the performance of its under-performing businesses with the goal of having such businesses achieve profitability on an operating profit level and also result in a positive operating cash flow. Specifically, TeliaSonera plans to:

•	Transform the International Carrier business into a financially viable operation.

The combined company will aim to make its international carrier business cash flow positive as quickly as possible. In September 2002, Telia completed a comprehensive review of its international carrier operations, and decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of Telia International Carrier’s new strategy, it will focus on offering wholesale capacity and IP services to large customers over the profitable parts of its wholly owned European and trans-Atlantic networks. As part of the restructuring program, Telia has decided to close down Telia International Carrier’s Asian operations as well as its national voice reseller business in the United Kingdom and Germany, discontinue to offer domestic capacity services in the United States and terminate its co-location business. Telia will also significantly reduce the number of commercial points of presence of Telia International Carrier. Telia will also centralize the sales, finance, administration and customer care resources of Telia International Carrier in Sweden. Telia also estimates that, as part of the restructuring, Telia International Carrier will reduce its current workforce of approximately 800 persons by more than 50 percent. The strategic refocusing and restructuring will also enable Telia International Carrier to substantially scale down the number of offices and technical facilities it maintains, as well as reduce the number of its operation and maintenance contracts and leased lines. Adjusted for the estimated restructuring charges, Telia expects its refocused international carrier operations to achieve positive cash flow during 2003.

•	Continue improvement of the operational performance in Telia’s Danish units.

Telia has already taken actions to improve the performance of its Danish operations. Management expects that its current initiatives related to the Danish fixed voice and Internet services operations will improve the combined company’s market position in Denmark. Management expects Telia’s new Danish GSM 900 network, which is due to be completed in 2002, to improve its market position in

Denmark. Starting from a small market share, challenging the largest operator in Denmark, the combined company will aim to pursue growth. Telia’s Danish mobile operations have recently recorded strong customer growth, having increased its subscriber base by over 40 percent in the first half of 2002.

•	Continue restructuring of Sonera’s Service Businesses.

Sonera commenced restructuring its Service Businesses in 2001 and has made a commitment that underlying EBITDA losses from the Service Businesses will not exceed €50 million (SEK 450 million) in 2002, and will reach at least break-even in 2003. This restructuring is proceeding according to plan and will be continued following the TeliaSonera merger. Underlying EBITDA losses have already been reduced substantially to €23 million (approximately SEK 210 million) for the first six months of 2002 compared to €155 million (approximately SEK 1.4 billion) for the same period in 2001.

Group Governance

      The combined company intends to ensure that the appointment of the combined company’s executives and the members of management will be based only on competence and ability.

Board of Directors

      In accordance with the terms of the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland relating to the merger of Telia and Sonera, the board of directors of the combined company will comprise a total of nine non-executive members. Initial members, in addition to the current chairmen of the boards of directors of Telia and Sonera, will include three representatives from each of the current boards of directors of Telia and Sonera and one newly appointed independent director. As of the annual general meeting of the shareholders of the combined company in the year 2003, two of the members appointed from the current boards of directors (one from each board of directors), will step down and two new independent directors will be appointed.

      In addition, the board of directors of the combined company will include up to three employee representatives.

      The nomination committee of the combined company will comprise the chairman and deputy chairman of its board of directors. The nomination committee shall organize a consultation procedure to provide the principal shareholders of the combined company an opportunity to participate in the nomination process. It is the intention that the board members initially appointed in connection with the exchange offer and re-appointed at the annual general meeting of the shareholders of the combined company in 2003 will serve at least until the annual general meeting of the shareholders of the combined company in 2004.

      Tapio Hintikka, the chairman of the board of directors of Sonera, is proposed to be the chairman of the board of directors of the combined company and Lars-Eric Petersson, the chairman of the board of directors of Telia, is proposed to be the deputy chairman.

Management

      TeliaSonera will operate as an integrated company with strong central control over strategic matters and over achievement of synergies and stand-alone improvements. At the same time, responsibilities for achieving profitability, day-to-day operations and local business will be decentralised to country-based profit centers managed without frequent corporate headquarter management involvement. Central control of the combined company will be carried out by the corporate headquarters and two operational units.

          Corporate Headquarters

      The principal executive officers of TeliaSonera upon completion of the exchange offer will be as follows:

•	Anders Igel will be the chief executive officer of the combined company.

•	Harri Koponen will be the deputy chief executive officer of the combined company.

•	Kim Ignatius will be the chief financial officer of the combined company.

•	Michael Kongstad will be responsible for corporate communications.

•	Jan Henrik Ahrnell will be responsible for corporate legal affairs.

•	Harri Koponen will also be responsible for the operational unit Marketing, Products and Services, with responsibility for the control of common product and services development in the combined company’s home markets and key account responsibility for large multi-domestic home market accounts.

•	Lars-Gunnar Johansson will be responsible for the operational unit Networks and Technology, which will be responsible for the common telecommunications platforms and IT support platforms in the combined company’s home markets and will also have responsibility for procurement.

      The two operational units will have authority over country-based profit centers on central control matters and over decisions involving a longer time horizon. Country-based profit centers and the two operational units will use the same financial reporting systems, including customer segment profits, product segment profits and selected key performance indicators.

          Country-based Profit Centers

      Country-based profit centers will be grouped into four units. Upon completion of the exchange offer, the persons responsible for such profit centers will be as follows:

•	Anders Igel will, for the time being, be responsible for the profit center Sweden.

•	Anni Vepsäläinen will be responsible for the profit center Finland.

•	Kenneth Karlberg will be responsible for the profit center Norway, the Baltic countries and Denmark.

•	Aimo Eloholma will be responsible for the profit center International Operations, which will include Russia, Turkey, Eurasia and International Carrier.

      Country-based profit centers are to be responsible for all operational resources, including marketing, sales, network operations and development of products and services. In Sweden and Finland, the network operations units will be maintained separately from the units carrying out the corresponding retail activities, with transparent financial reporting and will also provide wholesale services to third-party operators. In Sweden and Finland, profit center responsibilities will be allocated based on the following customer segments: consumer, business and large corporate customers.

      The combined company’s corporate governance structure will be based on the current corporate governance structure of each of Telia and Sonera to the extent possible, with a goal of limiting changes primarily to control structure changes. Thus, it is expected that Sonera’s new governance model in Finland will continue to be implemented mainly as planned. Telia’s current corporate governance model in Sweden will be modified mainly to reflect the combined company’s new customer-focused approach. Existing business area responsibilities based on product and service offerings, such as mobile and fixed network services, will be discontinued and replaced by customer segment responsibilities.

Opinion of Financial Adviser to Sonera

      On March 26, 2002, Goldman Sachs delivered its written opinion to the Sonera board of directors that, as of that date, and based upon and subject to the factors and assumptions referred to in the opinion, the exchange ratio of 1.51440 shares of Telia to be received for each share of Sonera pursuant to the combination agreement was fair from a financial point of view to the holders of the outstanding shares of Sonera.

      The full text of the written opinion of Goldman Sachs, dated March 26, 2002, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this prospectus. Goldman Sachs provided its opinion for the information and assistance of the Sonera board of directors in connection with its consideration of the transaction contemplated by the combination agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Sonera shares or Sonera ADSs should tender such Sonera shares or Sonera ADSs in connection with the transaction. We urge you to read the opinion in its entirety.

      In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the combination agreement;

•	the shareholders’ agreement between the Republic of Finland and the Kingdom of Sweden;

•	certain publicly available information relating to Sonera, including the audited consolidated annual reports of Sonera to its shareholders for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001, the Annual Reports on Form 20-F of Sonera for each of the years ended December 31, 2000 and December 31, 2001, the Prospectus, dated as of November 9, 2001, relating to the rights offering of 371,767,243 shares of Sonera, and certain interim reports of Sonera to its shareholders;

•	certain publicly available information relating to Telia, including the audited consolidated annual reports of Telia to its shareholders for each of the years ended December 31, 1999 and December 31, 2000 and certain interim reports of Telia to its shareholders;

•	certain internal financial analyses and forecasts for Sonera and Telia prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of Sonera and Telia to result from the transaction contemplated by the combination agreement; and

•	certain pro forma consolidation calculations of the effect of a merger between Sonera and Telia prepared by their respective managements.

      Goldman Sachs also held discussions with members of the senior managements of Sonera and Telia regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the combination agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for the shares of Sonera and the shares of Telia;

•	compared certain financial and stock market information for Sonera and Telia with similar information for certain other companies, the securities of which are publicly traded; and

•	reviewed the financial terms of certain recent business combinations in the telecommunications industry specifically and in other industries generally, and performed such other studies and analyses as it considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion described above. In that regard, with the consent of the board of directors of Sonera, Goldman Sachs assumed that the internal financial analyses and forecasts for Sonera and Telia prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of Sonera and Telia to result from the transaction, have been reasonably prepared on a basis reflecting the best currently available estimates of Sonera and Telia and that such synergies will be realized in the amounts and time periods contemplated thereby. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Sonera or Telia or any of their subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal.

      The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. A summary, by its nature, does not purport to be a complete description of the information it summarizes. The order of the analyses described below and the results of those analyses do not represent the relative importance or weight given to those analyses by Goldman Sachs. To the extent that the following quantitative information is based on market data, internal financial analyses or forecasts prepared by the management of Sonera or Telia, or published analysts’ reports or estimates, such quantitative information is based on such market data, financial analyses or forecasts and analyst reports and estimates as they existed at or about March 22, 2002 and is not necessarily indicative of current conditions.

      Some of the summaries of the financial analyses below include information presented in tabular format. The tables alone are not a complete description of Goldman Sachs’ financial analyses and should be read together with the full text of each summary.

      (i) Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the shares of Sonera and the shares of Telia, in each case, for the one-year period ended March 22, 2002.

      Goldman Sachs observed that the high, low and volume-weighted average closing prices of the Sonera shares for the year ended March 22, 2002 were €10.12, €2.25 and €5.62, respectively. Goldman Sachs observed that the high, low and volume-weighted average closing prices of the Sonera shares for the six months ended March 22, 2002 were €6.20, €2.25 and €5.00, respectively. Goldman Sachs observed that the high, low and volume-weighted average closing prices of the Sonera shares for the three months ended March 22, 2002 were €6.12, €4.69 and €5.38, respectively. The Sonera shares closed at €5.70 on March 22, 2002.

      Goldman Sachs also observed that the high, low and volume-weighted average closing prices of the Telia shares for the year ended March 22, 2002 were SEK 70.50, SEK 33.70 and SEK 49.86, respectively. Goldman Sachs observed that the high, low and volume-weighted average closing prices of the Telia shares for the six months ended March 22, 2002 were SEK 53.50, SEK 33.70 and SEK 45.18, respectively. Goldman Sachs observed that the high, low and volume-weighted average closing prices of the Telia shares for the three months ended March 22, 2002 were SEK 47.90, SEK 33.70 and SEK 40.75, respectively. The Telia shares closed at SEK 39.30 on March 22, 2002.

      Such analysis indicated that the exchange ratio of 1.51440 Telia shares to be received for each Sonera share pursuant to the combination agreement represented a premium of 15.9 percent based on the closing prices for the Sonera shares and the Telia shares on March 22, 2002.

      As of the close of business on March 22, 2002, the last trading day before wide spread speculation in the Finnish and Swedish media as to an imminent Telia/ Sonera transaction, the Sonera share price on the Helsinki Exchanges was €5.70 per share and the Telia share price on the Stockholm Exchange was SEK 39.30 per share. Based upon the exchange ratio of Telia shares for Sonera shares in the combination agreement, the closing price of Telia shares on the Stockholm Stock Exchange on March 22, 2002 and Swedish krona to euro exchange rate of 9.0117 on the same date, the implied consideration pursuant to the combination agreement was €6.60 per Sonera share.

      (ii) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Sonera and Telia to corresponding financial information, ratios and public market multiples for the following 12 companies in the European mobile telecommunications industry:

•	Europolitan Holdings AB,

•	Libertel-Vodafone NV,

•	mmO2 plc,

•	Mobistar SA,

•	Orange SA,

•	Panafon Hellenic Telecoms Company SA,

•	Stet Hellas Telecommunications SA,

•	Vodafone Telecel-Comunicacoes Pessoais SA,

•	Teléfonica Móviles SA,

•	Telecom Italia Mobile SpA,

•	Turkcell Iletisim Hizmetleri A.S., and

•	Vodafone Group plc.

      Goldman Sachs also reviewed and compared certain financial information for Sonera and Telia to corresponding financial information, ratios and public market multiples for the following 12 companies in the European fixed line telecommunications industry:

•	BT Group plc,

•	Deutsche Telekom AG,

•	France Telecom SA,

•	Koninklijke KPN NV,

•	Hellenic Telecommunications Organization,

•	Portugal Telecom SGPS SA,

•	Swisscom AG,

•	Telecom Italia SpA,

•	TDC A/S,

•	Teléfonica SA,

•	Telekom Austria AG, and

•	Telenor ASA.

      Although none of the selected companies is directly comparable to Sonera or Telia, the selected companies included in this analysis were chosen because they are companies with operations that, for purposes of analysis, may be considered similar to certain operations of Sonera and Telia.

      Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from published research analysts’ estimates and other publicly available information. The multiples and ratios for Sonera and Telia were based on information provided by their respective managements. The multiples and ratios of Sonera and Telia were calculated using the respective closing prices on March 22, 2002. With respect to the selected companies, Goldman Sachs calculated enterprise value, which is the market value of the common equity plus the actual or estimated fiscal year 2001 net book value of debt and the value of minority interests less the estimated value of associated companies, as a multiple of the projected fiscal year 2002 and 2003 earnings before interest, taxes, depreciation and amortization, or EBITDA.

      The results of this analysis are summarized as follows:

Selected Companies

	European mobile		European fixed line
	telecommunications		telecommunications
	companies		companies

Enterprise Value as a multiple of:	Range	Median	Range	Median	Sonera	Telia

EBITDA
2002E	5.3-12.3x	8.3x	5.4-8.5x	7.5x	8.4x	8.2x
2003E	4.3-13.6x	7.2x	4.4-8.0x	7.1x	7.2x	7.3x

      Goldman Sachs also calculated:

•	projected fiscal year 2002 and 2003 EBITDA margins, and

•	three-year compound annual growth rate, or CAGR, of projected EBITDA for the period ending in the fiscal year 2005.

      The results of this analysis are summarized as follows:

	Selected Companies

	European mobile		European fixed line
	telecommunications		telecommunications
	companies		companies

	Range	Median	Range	Median	Sonera	Telia

EBITDA 2002E	13.0-43.0%	34.0%	24.8-41.6%	31.2%	34.0%	24.8%
Margin 2003E	17.0-42.0%	33.0%	26.4-41.7%	31.4%	36.0%	26.4%
2002-2005 EBITDA CAGR	4.0-31.0%	11.0%	2.6%-11.2%	6.5%	10.0%	10.0%

      (iii) Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis of Telia and Sonera using projections prepared by the respective managements of Telia and Sonera. Goldman Sachs calculated an implied net present value of free cash flows for the fiscal years 2002 through 2005, using a range of weighted average cost of capital as the discount rate. Goldman Sachs calculated the implied net present values for the cash flows for the fiscal year 2006 and subsequent periods based on the perpetuity method. The implied equity values per Sonera share and per Telia share derived from this discounted cash flow analysis are presented in the following table:

Implied Equity Value Per Share

Sonera	€5.49 — €7.12
Telia	SEK 32.7 — SEK 47.4

      (iv) Synergies Analysis. Goldman Sachs reviewed the synergy estimates provided by the managements of Sonera and Telia. For the purposes of analyzing the potential impact of the synergy estimates on the implied premium to the holders of the shares of Sonera as well as the potential impact on the future trading level of the combined company, Goldman Sachs used the annual revenue and cost synergy estimates of €300 million for each fiscal year beginning in the fiscal year 2006, which were prepared by the managements of Sonera and Telia. Goldman Sachs then applied an EBITDA multiple derived from publicly available information to these synergy estimates. In addition, Goldman Sachs used the implied net present value of the capital expenditure synergy estimates of approximately €400 million, prepared by the managements of Sonera and Telia. The total implied value of the synergy estimates based on this analysis was approximately €2.3 billion.

      Goldman Sachs also analyzed the total profit synergies in 15 selected transactions in the telecommunications industry announced since 1996. Goldman Sachs obtained all of the information for the analysis from publicly available sources. The analysis showed that the total profit synergies as a percentage of the combined revenues ranged from 1.6 percent to 31.8 percent, the total profit synergies as a percentage of the combined EBITDA ranged from 5.9 percent to 415.7 percent and the total profit synergies as a percentage of the combined capital expenditures ranged from 0.0 percent to 36.5 percent, in each case for the fiscal year in which such transaction was announced. Goldman Sachs compared this data to the total profit synergy estimates as a percentage of the combined revenues of 3.3 percent, the total profit synergy estimates as a percentage of the combined EBITDA of 13.3 percent and the total profit synergy estimates as a percentage of the combined capital expenditures of 2.6 percent, in each case, of Sonera and Telia on a pro forma basis, assuming completion of the transaction contemplated by the combination agreement and based on the synergy estimates prepared by the managements of Sonera and Telia.

      (v) Combination Analysis. Goldman Sachs prepared analyses of the financial impact of the transaction contemplated by the combination agreement for each of the fiscal years 2001 through 2004. The analysis was performed using the earnings estimates for Sonera and Telia prepared by their respective managements, excluding amortization costs relating to Sonera’s 3G telecommunications license and assuming, in the alternative, that no synergies will be realized and that full synergies will be realized from the transaction contemplated by the combination agreement. Goldman Sachs compared the estimated earnings per Telia share on a stand-alone basis, to the estimated earnings per share of the combined company. Goldman Sachs performed this analysis based on the respective closing prices of Sonera shares and Telia shares on March 22, 2002. Based on management estimates, the proposed transaction would have been dilutive to the holders of Telia shares on an estimated earnings per share basis in both scenarios in the fiscal year 2001 and would be accretive to the holders of Telia shares on an estimated earnings per share basis in each of the fiscal years 2002 through 2004.

      (vi) Contribution Analysis. Goldman Sachs performed a contribution analysis in which it analyzed and compared the relative contributions to be made by each of Sonera and Telia to:

•	revenues,

•	EBITDA,

•	EBITDA less capital expenditures,

•	market capitalization, and

•	enterprise value,

in each case, of the combined company on a pro forma basis and assuming completion of the transaction contemplated by the combination agreement. Goldman Sachs obtained all of the information for the analysis from publicly available information regarding Sonera and Telia, as well as certain published analysts’ reports and estimates and information provided by the managements of Sonera and Telia. Goldman Sachs performed the analysis using the respective closing prices of Sonera shares and Telia shares on March 22, 2002.

      For comparison purposes, Goldman Sachs then derived the relative implied ownership of the combined company using the exchange ratio of 1.51440 Telia shares to be received for each Sonera share pursuant to the combination agreement. Goldman Sachs observed that based on such exchange ratio, the holders of Sonera shares would contribute 36.0 percent of the equity value of the combined company and 40.9 percent of the enterprise value of the combined company. The average equity contribution by the holders of Sonera shares would be 27.4 percent for the six-month period ending March 22, 2002, 31.5 percent for the three-month period ending March 22, 2002 and 32.7 percent for the month ending March 22, 2002.

      The results of Goldman Sachs’ contribution analysis of the relative percentage contributions to be made by each of Sonera and Telia to the combined company are presented in the table below. The contribution to the combined company based on the combined revenues, the combined EBITDA and the combined EBITDA less capital expenditures should be compared to the contribution by the holders of Sonera shares of 40.9 percent of the combined enterprise value.

Percentage Contribution to the Combined Company

	Sonera	Telia

Combined revenues
2000A	25.5%	74.5%
2001A	25.6%	74.4%
2002E	25.2%	74.8%
2003E	25.2%	74.8%
2004E	24.6%	75.4%
Combined EBITDA
2000A	25.6%	74.4%
2001A	28.2%	71.8%
2002E	31.6%	68.4%
2003E	29.5%	70.5%
2004E	28.0%	72.0%
Combined EBITDA less capital expenditures
2000A	Not meaningful	Not meaningful
2001A	Not meaningful	Not meaningful
2002E	61.2%	38.5%
2003E	44.7%	55.0%
2004E	34.4%	65.3%
Combined market capitalization	32.7%	67.3%
Combined enterprise value	38.1%	61.9%

      (vii) Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to 104 “merger of equals” business combinations across a variety of industries since 1992. Goldman Sachs obtained all of the information for the analysis from publicly available sources. Goldman Sachs analyzed each transaction by comparing the relative equity values of the “target” company involved in the transaction as of one day prior to the announcement of the transaction to the equity value of the “target” company after giving effect to the transaction. This analysis indicated that the mean premium in terms of the equity value of the “target” company after giving effect to the transaction to the equity value of the “target” company prior to the announcement of the transaction, based on closing market prices one day prior to the announcement of the transaction, was 12.7 percent. Goldman Sachs also analyzed each transaction by comparing the equity value of the “target” company involved in the transaction as of one day prior to announcement of the transaction to the implied equity value of the “target” company based on the agreed split of ownership in the transaction. This analysis indicated that the mean premium in terms of implied equity value of the “target” company over the equity market value of the “target” company based on closing prices one day prior to the announcement of the transaction was 6.2 percent.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses and did not attribute any particular weight to any factor or analysis that it considered. No company or transaction used in the above analyses as a comparison is directly comparable to Sonera or Telia or the contemplated transaction.

      In addition, Goldman Sachs prepared its analyses for purposes of rendering an opinion to the Sonera board of directors as to the fairness from a financial point of view to the holders of the Sonera shares of the exchange ratio of 1.51440 shares of Telia to be received for each Sonera share pursuant to the combination agreement. The analysis that Goldman Sachs performed in connection with rendering its opinion were not appraisals and do not necessarily reflect the prices at which businesses or securities actually may be sold. In addition, Goldman Sachs’ analyses were, in part, based upon forecasts of future results that are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by these analyses. Because these analyses performed by Goldman Sachs in connection with rendering its opinion are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sonera, Telia, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

      As described above, Goldman Sachs’ opinion to the Sonera board of directors was one of many factors taken into consideration by the Sonera board of directors in making its determination to approve the combination agreement. A summary, by its nature, does not purport to be a complete description of the information it summarizes. The foregoing summary is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D to this prospectus.

      Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs is familiar with Sonera having acted as global coordinator in connection with the offering of 143,950,000 Sonera shares by the Republic of Finland in October 1999 and having provided certain investment banking services to Sonera from time to time, including having acted as financial adviser to Sonera and as joint global coordinator in connection with the rights offering of 371,767,253 Sonera shares in November 2001 and having acted as the financial adviser to Sonera in connection with the sale of Sonera Info Communications Ltd. and in connection with the combination agreement.

      Goldman Sachs has provided certain investment banking services to Telia from time to time, including having acted as the financial adviser to the Kingdom of Sweden in connection with the merger of Telia and Telenor ASA in 1998, which was subsequently unwound. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Sonera or Telia, for its own account and for the accounts of customers.

      Sonera selected Goldman Sachs as its financial adviser because it is a globally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the combination agreement.

      Pursuant to a letter agreement dated March 18, 2002, Sonera engaged Goldman Sachs to act as its financial adviser in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Sonera has agreed to pay Goldman Sachs a transaction fee of €20 million, of which €7 million was payable upon announcement of the transaction contemplated by the combination agreement and the remainder is due upon the completion of the contemplated transaction. Sonera also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys’ fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the U.S. federal securities laws.

Board Recommendation

      At a meeting on March 26, 2002, the Sonera board of directors concluded that the exchange offer was in the best interests of Sonera and its shareholders and unanimously passed a resolution to recommend that Sonera shareholders participate in the exchange offer.

      Please refer to “THE EXCHANGE OFFER — Interest of Members of Sonera’s Board and Management; Potential Conflicts of Interest” for a description of, among other things, potential conflicts of interest the Sonera board of directors may have in recommending that Sonera shareholders participate in the exchange offer. You should note the potential for conflicts of interest and the benefits available to Sonera’s directors when considering the Sonera board of directors’ recommendation to approve the exchange offer and the merger. Sonera’s officers and directors have employment agreements, benefit plans, stock options and rights to indemnification that provide them with interests in the merger that may be considered different from, or in addition to, interests of Sonera’s shareholders.

Irrevocable Undertaking by the Republic of Finland

      The Republic of Finland, which owns 52.8 percent of the shares of Sonera, has irrevocably undertaken to Telia that it will tender all of its shares in Sonera in the exchange offer, provided that neither Sonera nor Telia has terminated the combination agreement in accordance with its terms.

THE EXCHANGE OFFER

General Terms of the Exchange Offer

Sonera Shares and ADSs

      Telia is offering:

•	1.51440 Telia shares, nominal value SEK 3.20 each, in exchange for each Sonera share, with no nominal value, validly tendered in the exchange offer; and

•	0.30288 Telia ADSs in exchange for each Sonera ADS, each representing one Sonera share, validly tendered in the exchange offer. Each Telia ADS represents five Telia shares.

      Fractional entitlements to Telia shares or Telia ADSs will not be delivered to holders of Sonera securities validly tendered in the exchange offer. Instead, fractional entitlements to Telia shares or Telia ADSs following from the exchange ratio will subsequently be combined and sold on the Stockholm Exchange or the Helsinki Exchanges, in the case of Telia shares, or on NASDAQ, in the case of Telia ADSs, in each case on behalf of, and proceeds of the sales will be distributed pro rata to, the Sonera security holders entitled to fractional entitlements. See “— Fractional Shares and ADSs” below.

      Pursuant to the terms of the combination agreement, as amended, the 550,000 Sonera shares currently held by Sonera in treasury are excluded from the exchange offer.

      Upon completion of the exchange offer, the share capital of Telia will be increased by a maximum of SEK 5,460,175,724.80 from SEK 9,603,840,000 to SEK 15,064,015,724.80. If all the holders of Sonera shares, including holders of Sonera ADSs, elect to receive Telia shares or Telia ADSs, respectively, a maximum of 1,706,304,914 Telia shares (assuming that all holders of exercisable Sonera warrants elect to exercise their Sonera warrants and subscribe for Sonera shares, and thereafter tender such Sonera shares), including Telia shares represented by Telia ADSs, will be issued, and the number of issued Telia shares will increase from 3,001,200,000 to 4,707,504,914. The maximum of 1,706,304,914 Telia shares offered to holders of Sonera shares represents approximately 36 percent of the share capital and voting rights of Telia after the completion of the exchange offer. The issue of a maximum of 1,706,304,914 Telia shares is not expected to affect the operations or liabilities of Sonera.

Sonera Warrants

      Telia is offering one warrant to be issued by Telia in exchange for each warrant issued pursuant to Sonera 1999 and 2000 stock option programs, validly tendered in the exchange offer. In this connection Telia is offering:

•	one Telia warrant 2002/2005:A for each Sonera warrant 1999A;

•	one Telia warrant 2002/2005:B for each Sonera warrant 1999B;

•	one Telia warrant 2002/2008:A for each Sonera warrant 2000A1;

•	one Telia warrant 2002/2008:B for each Sonera warrant 2000B1;

•	one Telia warrant 2002/2008:C for each Sonera warrant 2000C1;

•	one Telia warrant 2002/2008:D for each Sonera warrant 2000A2;

•	one Telia warrant 2002/2008:E for each Sonera warrant 2000B2;

•	one Telia warrant 2002/2008:F for each Sonera warrant 2000C2;

•	one Telia warrant 2002/2010:A for each Sonera warrant 2000A3;

•	one Telia warrant 2002/2010:B for each Sonera warrant 2000B3;

•	one Telia warrant 2002/2010:C for each Sonera warrant 2000C3;

•	one Telia warrant 2002/2010:D for each Sonera warrant 2000A4;

•	one Telia warrant 2002/2010:E for each Sonera warrant 2000B4; and

•	one Telia warrant 2002/2010:F for each Sonera warrant 2000C4.

      In furtherance of the exchange offer for Sonera warrants, Telia will issue debentures with a maximum of 31,220,339 detachable Telia warrants (assuming that all holders of exercisable Sonera warrants elect to tender such Sonera warrants, instead of exercising their Sonera warrants and subscribing for Sonera shares, and thereafter tendering such Sonera shares). Under Swedish law, warrants may only be issued in connection with the issuance of debentures, to which the warrants are attached at the time of issuance. Each Telia warrant entitles its holder to subscribe for 1.5 Telia shares. The 31,220,339 Telia warrants entitle the holders to subscribe for a total of 46,830,508 Telia shares (leading to an increase of the share capital by a maximum of SEK 149,857,625.60). The maximum of 46,830,508 Telia shares represents 1.0 percent of the share capital and voting rights of Telia after the completion of the exchange offer (assuming that all outstanding Sonera shares, including ADSs, are tendered in the exchange offer). The debentures with attaching Telia warrants will be subscribed for by Telia Förlagslan AB, a wholly owned subsidiary of Telia. Upon completion of the exchange offer, Telia Förlagslan AB will detach the warrants and transfer them in consideration of the Sonera warrants tendered in the exchange offer. The transferred warrants are subject to terms and conditions complying with Swedish market practice for listed companies as well as certain additional terms and conditions, reflecting the terms and conditions of the Sonera warrants. The approximately 0.95 percent difference between the exchange ratio for Sonera shares, whereby holders of Sonera shares will receive 1.51440 Telia shares for each Sonera share they tender, and the terms of the Telia warrants, whereby each Telia warrant will entitle the holder thereof to subscribe for 1.5 Telia shares, has been compensated for by setting the exercise price of each Telia warrant at a correspondingly lower level than the exercise price for the Sonera warrants. The terms of the new warrants to be issued by Telia are described below under the caption “— Terms and Conditions of the New Telia Warrants.”

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer

      Due to restrictions under securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Conditions to Completion of the Exchange Offer

      The obligation of Telia to accept for payment and pay for Sonera shares, Sonera ADSs and Sonera warrants tendered pursuant to the exchange offer shall be subject only to the satisfaction or, if permitted by applicable law, prior waiver by both Telia and Sonera, of the following conditions:

•	that (i) the capital increase necessary to complete the exchange offer through the issuance of new Telia shares and Telia warrants and (ii) the election as directors of Telia, effective as of the completion of the exchange offer, of the persons nominated pursuant to the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland, shall have been approved by the vote of Telia shareholders;

•	that a number of Sonera shares (including shares represented by ADSs) representing more than 90 percent of the shares and votes in Sonera (on a fully diluted basis), shall have been validly tendered and not withdrawn;

•	that no court of competent jurisdiction or any governmental or regulatory (including stock exchange) authority, agency, commission, body or other governmental entity shall have issued or entered any order which has the effect of making any of the transactions related to the exchange offer illegal or otherwise prohibiting their consummation and that such transactions shall not otherwise be illegal under any applicable competition law or regulation;

•	that any waiting period (and any extension thereof) applicable to the consummation of the transactions related to the exchange offer under any competition, merger control or similar law of the European Union, Sweden, Finland or any other relevant jurisdiction, shall have expired or been terminated;

•	that all consents, approvals, authorizations and registrations required to be obtained from the applicable governmental entities to consummate the transactions related to the exchange offer shall have been obtained (unless the failure to obtain any such consents, approvals and authorizations would not result in a event that is, or is reasonably likely to be, materially adverse to the business, assets, financial condition or results of operations of either Telia or Sonera);

•	that the Telia shares to be issued pursuant to the exchange offer shall have been authorized for listing on the Stockholm Exchange and the Helsinki Exchanges and the Telia ADSs to be issued in connection with the exchange offer have been approved for quotation on the Nasdaq National Market;

•	that the combination agreement, as amended, shall not have been terminated by either Telia or Sonera in accordance with its terms;

•	that there are no circumstances which prevent or materially hinder the implementation of the combination of the businesses of Telia and Sonera due to legislation, legal rulings, decisions by public authorities or the like in Sweden, Finland or elsewhere, which exist or are anticipated at the time, or due to other circumstances beyond the control of Telia, including without limitation, that Telia determines in good faith, following consultation with Sonera, that the cash offer price to be paid by Telia for each share of Sonera in connection with the mandatory redemption offer that Telia may be required to make pursuant to Finnish law following the completion of the exchange offer would, pursuant to an opinion of independent, reputable legal counsel based upon a ruling of or consultation with the Finnish Financial Supervision Authority, be higher than the equivalent cash value of the Telia shares offered in exchange for each such share pursuant to the terms of the exchange offer as determined pursuant to Finnish law; provided that the difference between such offer price to be paid in such mandatory redemption offer and such cash value of the Telia shares multiplied by the aggregate number of shares issued and outstanding in Sonera shall exceed €300 million; and

•	that this registration statement relating to the Telia shares and Telia warrants offered in connection with the exchange offer shall have become effective in accordance with the provisions of the U.S. Securities Act of 1933, as amended, no stop order suspending the effectiveness of this registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn and all state securities or blue sky authorizations necessary to consummate the exchange offer shall have been obtained and be in effect.

      Telia will only be in a position to determine immediately prior to the completion of the exchange offer whether to invoke the eighth condition listed above. In making such determination, Telia will consider various facts and circumstances, including the price development of Telia’s and Sonera’s shares, interpretations of the relevant provisions of Finnish law and any relevant legal or other developments. If Telia had to take a decision on whether to invoke such condition on the basis of information available to Telia as of the date of this prospectus, Telia would invoke such condition. For additional information on Telia’s right to terminate the exchange offer by invoking the eighth condition listed above, see “SUMMARY — Telia’s Termination Right” and “RISK FACTORS — Risks Related to the Exchange Offer — Telia has a right to terminate the combination agreement and abandon the exchange offer after the exchange offer period has ended if one of the conditions to the exchange offer is not satisfied. Under this condition and subject to certain additional requirements, Telia may elect to terminate the combination agreement and abandon the exchange offer if it determines in good faith that the cash amount it may be required to pay for each Sonera share not tendered in the exchange offer were to, in a mandatory redemption offer made under Finnish law after the completion of the exchange offer, exceed by more than approximately €0.27 per Sonera share, or by more than €300 million in the aggregate for all outstanding Sonera shares, the equivalent cash value of the Telia shares offered for Sonera shares in connection with the exchange offer.”

      Any of the exchange offer conditions may, subject to applicable law, be waived, but only if both Telia and Sonera agree in writing to such waiver.

      To the extent Telia and Sonera waive a material condition to the exchange offer, including the minimum condition, Telia will notify Sonera securityholders of such waiver and will hold the offer open for acceptances and withdrawals for at least five business days after the notification of the waiver of such condition.

Exchange Offer Period and Extension

      The offer to holders of Sonera shares, ADSs and warrants will commence on October 7, 2002 and expire at 9:00 a.m. New York City time (4:00 p.m., Helsinki time) on November 8, 2002 unless the offer is extended.

      Telia may, from time to time, extend the period of time during which the exchange offer is open until all the conditions listed above under the caption “— Conditions to Completion of the Exchange Offer” have been satisfied or waived. The maximum duration of the exchange offer is three months from the commencement of the exchange offer period, provided, however, that, if all consents, approvals, authorizations and registrations required to be obtained from the applicable governmental entities have not been obtained within three months from the commencement of the exchange offer period, the exchange offer period may be further extended until all such consents, approvals, authorizations and registrations have been obtained. Telia will not be required to extend the exchange offer beyond December 31, 2002.

      If Telia extends the period of time during which the exchange offer is open, the exchange offer will expire at the latest time and date to which Telia extends the exchange offer. Telia expects to announce by press release on or about four business days following the expiration date of the exchange offer, (i) the percentage of outstanding Sonera shares, Sonera ADSs and Sonera warrants that have been validly tendered pursuant to the offer and (ii) whether the exchange offer will be completed, extended or abandoned. These announcements will also be posted on Telia’s website at www.telia.com.

      If all conditions to the exchange offer are satisfied or, where appropriate, waived, Telia will accept for exchange all Sonera securities that have been validly tendered and not withdrawn pursuant to the terms of the exchange offer. The exchange offer will lapse unless all of the conditions to completion of the exchange offer have been and continue to be satisfied or, where appropriate, have been waived. Pursuant to the combination agreement, either Telia or Sonera may require that the exchange offer be terminated if the exchange offer has not been completed on or before December 31, 2002. Upon termination of the exchange offer, Telia will release all Sonera shares, Sonera ADSs and Sonera warrants tendered pursuant to the exchange offer as soon as reasonably possible after such termination. Telia reserves the right, at any time and from time to time beginning two business days after the commencement of the exchange offer period, to extend or terminate this exchange offer or to amend this exchange offer in any respect in accordance with applicable law.

Procedures for Tendering

      Telia has retained Nordea Bank Finland Plc to act as Finnish share agent in connection with the exchange offer made to holders of Sonera shares and warrants. Telia has retained Citibank, N.A. to act as the U.S. exchange agent in connection with the exchange offer made to Sonera ADS holders.

Holders of Sonera Shares

      If you are a holder of Sonera shares who is directly registered in the shareholders’ register held by the Finnish Central Securities Depository on or about October 3, 2002, you will receive an acceptance form with tender instructions from the account operator managing the book-entry account where your Sonera shares are registered. The acceptance forms are also available from your book-entry account operator.

      If your Sonera shares are registered in the name of a nominee (or other custodial institution) and you wish to accept the exchange offer, you have to make such acceptance in accordance with such nominee’s instructions. Telia will not send you any documents relating to the exchange offer directly.

      If your Sonera shares have been pledged, the consent of the appropriate pledgee is required for acceptance of the exchange offer and it is your responsibility to obtain such consent.

      If you wish to accept the exchange offer, you have to complete, sign and return the acceptance form to your account operator in accordance with such account operator’s instructions on or before 4:00 p.m. Helsinki time on November 8, 2002 or, if the exchange offer period has been extended, before the expiry of the exchange offer period as extended. Your book-entry account operator may ask you to return your acceptance form at an earlier date. Do not send your acceptance form to Telia or Sonera.

      You may accept the exchange offer only in relation to all of your Sonera shares. If you hold both Sonera shares and Sonera warrants, or Sonera warrants of more than one series, you are not obligated to tender all of your Sonera securities but may elect instead to tender only your Sonera shares or your Sonera warrants of a particular series. Except as provided in the foregoing sentence, any partial tender of your Sonera shares or Sonera warrants may be rejected as a non-acceptance of the exchange offer.

      By accepting the exchange offer, you authorize Nordea Bank Finland Plc or your account operator to effect the exchange of the relevant Sonera shares for Telia shares, including the necessary registrations in the book-entry account and the authorization to subscribe for Telia shares, and to transfer the title of tendered Sonera shares to Telia as the payment for the subscription for the Telia shares offered in the exchange offer. The authorization also covers the sale of any fractional entitlements to Telia shares by Nordea Bank Finland Plc as described below under “— Fractional Shares and ADSs.”

      Following receipt of a duly completed acceptance form by your account operator or any asset management branch of the Finnish share agent, each Sonera share you have tendered for exchange will be converted into one Sonera exchanged share, which represents a Sonera share in the book-entry system that has been tendered and designated for exchange. The Sonera exchanged shares will be registered on your book-entry account. You must allow five business days for the registration of the acceptance before the Sonera exchanged shares are entered into your book-entry account. During the exchange offer period and until the listing of Sonera exchanged shares commences on the pre-list of the Helsinki Exchanges, you may not transfer any of your Sonera exchanged shares. A transfer restriction in respect of such exchanged shares will be registered in the book-entry system. The transfer restriction in respect of Sonera exchanged shares will be removed when the listing of Sonera exchanged shares commences on the pre-list of the Helsinki Exchanges. During the exchange offer period and until the announcement of the completion of the exchange offer by Telia, each one Sonera exchanged share is equal to and, with the exception of the transfer restriction, carries the same rights as one Sonera share.

      An application will be made to the Helsinki Exchanges to list Sonera exchanged shares on the pre-list of the Helsinki Exchanges. The listing is expected to commence on the first trading day following announcement by Telia that the exchange offer will be completed. The trading in Sonera exchanged shares will cease as soon as the Sonera exchanged shares have been converted into Telia shares and such Telia shares are registered on the book-entry accounts of each tendering shareholder.

      Following completion of the exchange offer, each Sonera exchanged share will be converted into 1.51440 Telia shares. See “— Fractional Shares and ADSs.”

      The conversion will take place after the increase in Telia’s share capital has been registered with the Swedish Patent and Registration Office.

      If the exchange offer is not completed, the Sonera exchanged shares will be converted back into Sonera shares on the book-entry accounts of the holders of the Sonera exchanged shares as soon as practically possible.

      The method of delivery of acceptance forms and all other required documents is at your option and risk, and the delivery will be deemed made only when actually received by an asset management branch of the

Finnish share agent or your book-entry account operator. In all cases, you should follow the instructions sent to you by your book-entry account operator and allow sufficient time to ensure timely delivery.

      If you are a holder of Sonera shares located outside Finland and the United States, please see “— Restrictions on Ability of Certain Persons to Participate in the Exchange Offer” above.

Holders of Sonera ADSs

      If you hold your Sonera ADSs in the form of a Sonera ADR certificate, you may tender your Sonera ADSs to the U.S. exchange agent by delivering to the U.S. exchange agent a properly completed and duly executed letter of transmittal, with all applicable signature guarantees from an eligible guarantor institution, together with the Sonera ADR certificate evidencing your Sonera ADSs specified on the face of the letter of transmittal, prior to the expiration date for the U.S. exchange offer.

      If you hold your Sonera ADSs in a brokerage account, you should instruct your broker, dealer, commercial bank, trust company or other entity through which you hold your Sonera ADSs to arrange for the DTC participant holding the Sonera ADSs in its DTC account to tender your Sonera ADSs in the exchange offer to the U.S. exchange agent by means of delivery through the book-entry confirmation facilities of DTC of your Sonera ADSs to the DTC account of the U.S. exchange agent, together with an agent’s message acknowledging that the tendering participant has received and agrees to be bound by the letter of transmittal, prior to the expiration date of the U.S. exchange offer.

      Tendered Sonera ADSs will be held in an account controlled by the U.S. exchange agent, and consequently you will not be able to sell, assign, transfer or otherwise dispose of such securities, until such time as (1) you withdraw your Sonera ADSs from the exchange offer; (2) your Sonera ADSs have been exchanged for Telia ADSs (in which case you will only be able to sell, assign, transfer or otherwise dispose of the Telia ADSs received in respect of your Sonera ADSs); or (3) your Sonera ADSs have been returned to you if the exchange offer is terminated or because they were not accepted for exchange.

      Please note that registered holders of Sonera ADSs should send their properly completed and duly executed letters of transmittal together with the corresponding ADR certificate only to the U.S. exchange agent and not to Telia. Letters of transmittal properly completed and duly executed, together with the corresponding Sonera ADR certificates, must be received by the U.S. exchange agent before 9:00 a.m., New York City time, on November 8, 2002 to be accepted for exchange. The method of delivery of ADR certificates and letters of transmittal and all other required documents is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. In all cases, you should allow sufficient time to ensure timely delivery.

      You may accept the exchange offer only in relation to all of your Sonera ADSs.

Guaranteed Delivery Procedures

      If you desire to tender your Sonera ADSs in the exchange offer and your Sonera ADSs are not immediately available or time will not permit all required documents to reach the U.S. exchange agent prior to the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you may nevertheless properly tender your Sonera ADSs if all the following conditions are satisfied:

•	your tender is made by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided with this prospectus, is received by the U.S. exchange agent as provided below prior to the expiration date; and

•	Sonera ADSs in proper form for transfer, together with, in the case of Sonera ADSs evidenced by ADR certificates properly completed and duly executed letter of transmittal (or a copy thereof), together with any required signature guarantees or, in the case of a book-entry transfer, a book-entry confirmation along with an agent’s message and any other required documents, are received by the

U.S. exchange agent within three NASDAQ trading days after the date of execution of the notice of guaranteed delivery. A NASDAQ trading day is a day on which NASDAQ is open for business.

      Any notice of guaranteed delivery may be delivered by hand or mail to the U.S. exchange agent and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery. In the case of Sonera ADSs held through the book-entry transfer system of DTC, the notice of guaranteed delivery must be delivered to the U.S. exchange agent by a DTC participant by means of the DTC book-entry transfer confirmation system.

      If you are a holder of Sonera shares located outside Finland and the United States, please see “— Restrictions on Ability of Certain Persons to participate in the Exchange Offer” above.

Holders of Sonera Warrants

      If you are a holder of Sonera warrants who is directly registered in the register of warrantholders held by the Finnish Central Securities Depository on or about October 3, 2002, you will receive an acceptance form with tender instructions from the account operator managing the book-entry account where your Sonera warrants are registered. The acceptance forms are also available from your book-entry account operator.

      If your Sonera warrants are registered in the name of a nominee (or other custodial institution) and you wish to accept the exchange offer, you have to make such acceptance in accordance with such nominee’s instructions. Telia will not send you any documents relating to the exchange offer directly.

      If your Sonera warrants have been pledged, the consent of the appropriate pledgee is required for acceptance of the exchange offer and it is your responsibility to obtain such consent.

      If you wish to accept the exchange offer, you have to complete, sign and return the acceptance form to your account operator in accordance with such account operator’s instructions on or before 4:00 p.m. Helsinki time on November 8, 2002 or, if the exchange offer period has been extended, before the expiry of the exchange offer period as extended. Your book-entry account operator may ask you to return your acceptance form at an earlier date. Do not send your acceptance form directly to Telia or Sonera.

      You may accept the exchange offer only in relation to all of your Sonera 1999A warrants, Sonera 1999B warrants, Sonera 2000A1 warrants, Sonera 2000A2 warrants, Sonera 2000A3 warrants or Sonera 2000A4 warrants. If you hold both Sonera shares and Sonera warrants, or Sonera warrants of more than one series, you are not obligated to tender all of your Sonera securities but may elect instead to tender only your Sonera shares or your Sonera warrants of a particular series. Except as provided in the foregoing sentence, any partial tender of Sonera shares or warrants may be rejected as a non-acceptance of the exchange offer. By tendering your Sonera 2000A warrants of a certain series, you are also deemed to tender your Sonera 2000B and 2000C warrants attached to your Sonera 2000A warrants of that series.

      By accepting the exchange offer, you authorize Nordea Bank Finland Plc or your account operator to effect the exchange of relevant Sonera warrants for warrants to be issued by Telia, including necessary registrations in the book-entry accounts, the authorization to transfer the title of tendered warrants to Telia as the payment for the purchase of warrants offered in the exchange offer.

      Following receipt of a duly completed acceptance form by your account operator or any asset management branch of the Finnish share agent, each Sonera 1999A warrant will be converted into one Sonera 1999A exchanged warrant, each Sonera 1999B warrant will be converted into one Sonera 1999B exchanged warrant, each Sonera 2000A1 warrant will be converted into one Sonera 2000A1 exchanged warrant, each Sonera 2000A2 warrant will be converted into one Sonera 2000A2 exchanged warrant, each Sonera 2000A3 warrant will be converted into one Sonera 2000A3 exchanged warrant and each Sonera 2000A4 warrant will be converted into one Sonera 2000A4 exchanged warrant. Each Sonera 2000A exchanged warrant represents one Sonera 2000A warrant, one Sonera 2000B warrant and two Sonera 2000C warrants. The Sonera exchanged warrants will be registered on your book-entry account. You must allow five business days for the registration of the acceptance before the Sonera exchanged warrants are entered into your book-entry account. During the exchange offer period and until the listing of Sonera 1999A exchanged warrants commences on the pre-list of the Helsinki Exchanges, you may not transfer any of your Sonera 1999A exchanged warrants. You may not transfer any of your Sonera 1999B exchanged warrants, Sonera 2000A1 exchanged warrants, Sonera 2000A2 exchanged warrants, Sonera 2000A3 exchanged warrants or Sonera 2000A4 exchanged warrants. A transfer restriction in respect of such exchanged warrants will be registered in the book-entry system. The transfer restriction in respect of Sonera 1999A exchanged warrants will be removed when the listing of Sonera 1999A exchanged warrants commences on the pre-list of the Helsinki Exchanges. During the exchange offer period and until the completion of the exchange offer by Telia, each Sonera exchanged warrant is equal to, and carries, with the exception of the transfer restriction, the same rights as, one underlying Sonera warrant.

      An application will be made to the Helsinki Exchanges to list Sonera 1999A exchanged warrants on the pre-list of the Helsinki Exchanges. The listing is expected to commence on the first trading day following announcement by Telia that the exchange offer will be completed. The trading in Sonera 1999A exchanged warrants will cease as soon as the Sonera 1999A exchanged warrants have been converted into Telia warrants 2002/2005:A and such Telia warrants are registered on the book-entry accounts of each tendering warrant holder.

      Following completion of the exchange offer, Sonera exchanged warrants will be converted into Telia warrants in the book-entry system as follows:

•	each Sonera 1999A exchanged warrant will be converted into one Telia warrant 2002/2005:A;

•	each Sonera 1999B exchanged warrant will be converted into one Telia warrant 2002/2005:B;

•	each Sonera 2000A1 exchanged warrant will be converted into one Telia warrant 2002/2008:A, one Telia warrant 2002/2008:B and two Telia warrants 2002/2008:C;

•	each Sonera 2000A2 exchanged warrant will be converted into one Telia warrant 2002/2008:D, one Telia warrant 2002/2008:E and two Telia warrants 2002/2008:F;

•	each Sonera 2000A3 exchanged warrant will be converted into one Telia warrant 2002/2010:A, one Telia warrant 2002/2010:B and two Telia warrants 2002/2010:C; and

•	each Sonera 2000A4 exchanged warrant will be converted into one Telia warrant 2002/2010:D, one Telia warrant 2002/2010:E and two Telia warrants 2002/2010:F.

      The conversion will take place after the increase in Telia’s share capital and the issue of debentures with attached warrants has been registered with the Swedish Patent and Registration Office.

      If the exchange offer is not completed, the Sonera exchanged warrants will be converted back into Sonera warrants in the book-entry accounts of the holders of the Sonera exchanged warrants as soon as practically possible.

      The method of delivery of acceptance forms and all other required documents is at your option and risk, and the delivery will be deemed made only when actually received by an asset management branch of the Finnish share agent or your book-entry account operator. In all cases, you should follow the instructions sent to you by your book-entry account operator and allow sufficient time to ensure timely delivery.

      If you are a holder of Sonera warrants located outside Finland and the United States, please see “— Restrictions on Ability of Certain Persons to Participate in the Exchange Offer” above.

Withdrawal Rights

Withdrawal of Tendered Sonera Shares and Sonera Warrants

      Sonera securities tendered for exchange, including the Sonera exchanged shares and Sonera exchanged warrants, may be withdrawn at any time prior to the applicable expiration of the exchange offer period.

      In addition, in accordance with the U.S. tender offer laws, you may withdraw tendered securities if they are not yet accepted for exchange at any time 60 days after the commencement of the exchange offer.

      For your withdrawal to be effective, you must follow the procedures described below and the instructions sent to you by your book-entry account operator, including:

•	in the event that you are a holder of Sonera exchanged shares or Sonera exchanged warrants who is directly registered in the shareholders’ register or the register of warrantholders held by the Finnish Central Securities Depository, you must submit a written notice of withdrawal to your book-entry account operator, for arrival prior to the expiration date and time of the exchange offer; and

•	in the event that you are a holder of Sonera exchanged shares or Sonera exchanged warrants that are registered in the name of a nominee (or other custodial institution), you must instruct such nominee (or other custodial institution) to submit a written notice of withdrawal to the book-entry account operator of your nominee, for arrival prior to the expiration date and time of the exchange offer.

      The written notice of withdrawal must be submitted to the book-entry account operator to which the original acceptance form was delivered. Account details for the redelivery of the tendered securities must be included in the notice of withdrawal.

      Your book-entry account operator is entitled to charge a fee for withdrawals as agreed between you and your account operator.

      After the expiration of the exchange offer period, holders who tendered their Sonera securities will have no withdrawal rights unless the exchange offer period is extended.

Withdrawal of Tendered Sonera ADSs

      If you tendered your Sonera ADSs to the U.S. exchange agent by means of delivery of a letter of transmittal together with the Sonera ADR certificate evidencing your Sonera ADSs, you may withdraw your tender by delivering to the U.S. exchange agent a properly completed and duly executed notice of withdrawal, guaranteed by an eligible guarantor institution (unless the notice of withdrawal related to a tender made for the account of an eligible guarantor institution), prior to the expiration of the exchange offer period in the United States.

      If you tendered your Sonera ADSs by means of the book-entry confirmation procedures of DTC, you may withdraw your tender by instructing your broker, dealer, commercial bank, trust company or other entity to cause the DTC participant through which your Sonera ADSs were tendered to deliver a notice of withdrawal to the U.S. exchange agent by means of an agent’s message transmitted through the book-entry confirmation facilities of DTC, prior to the expiration of the exchange offer period in the United States.

Other

      Neither Sonera, Telia, the U.S. exchange agent, the Finnish share agent, the information agent, the dealer manager nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal nor will any of them incur any liability for failure to give any notification. Any Sonera shares, Sonera ADSs or Sonera warrants properly withdrawn will be deemed not to have been validly tendered for purposes of Telia’s offer. However, you may re-tender withdrawn Sonera shares, Sonera ADSs or Sonera warrants by following one of the procedures discussed under “Procedures for Tendering” at any time prior to the expiration of the exchange offer period.

Validity of the Tender of Securities

      Telia will determine questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Sonera shares, Sonera ADSs and Sonera warrants, in its sole discretion and Telia’s determination shall be final and binding. Telia reserves the right to reject any and all tenders of Sonera shares, Sonera ADSs and Sonera warrants that it determines are not in proper form or the acceptance of or exchange for which may be unlawful. No tender of Sonera shares, Sonera ADSs or Sonera warrants will be deemed to have been validly made until all defects and irregularities in tenders of Sonera shares have been cured or waived. Neither Telia, the U.S. exchange agent, the Finnish share agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Sonera shares, Sonera ADSs or Sonera warrants or will any of them incur any liability for failure to give any such notification. Telia’s interpretation of the terms and conditions of the offer, including the acceptance forms and instructions thereto, will be final and binding.

Announcement of the Results of the Exchange Offer

      Telia will make the results of the exchange offer public by an announcement to be issued on or about four business days after the expiration of the exchange offer period or the expiration of the extended exchange offer period, if applicable. The announcement will be made by means of a press release which will also be posted on Telia’s website at www.telia.com and will include information as to whether or not the exchange offer will be completed by Telia. At the time of such announcement, completion of the exchange offer will remain subject to the eight condition listed under “— Conditions to the Completion of the Exchange Offer” above.

Transactions Involving a Waiver of a Minimum Condition

      The tender offer is subject to the condition that prior to the expiration of the exchange offer period, Sonera shares, including Sonera ADSs, representing more than 90 percent of the shares and votes in Sonera on a fully diluted basis shall have been validly tendered and not withdrawn. In the event that this minimum condition is not satisfied, the completion of the exchange offer would require the waiver of the minimum condition by both Telia and Sonera. Currently, Telia and Sonera have no intention to waive the minimum condition.

      In the event that, at the time of the expiration of the exchange offer period, including any extention thereof, Sonera shares (including shares represented by ADSs) representing 90 percent or less of Sonera shares and votes attaching to Sonera shares (on a fully diluted basis) would have been tendered, Telia and Sonera may consider waiving the minimum condition taking into account various factors that they deem relevant for such decisions, including the level of valid tenders received, the prevailing market prices for Telia and Sonera shares and the anticipated cash redemption price for Sonera shares to be paid in connection with any mandatory redemption offer to follow the completion of the exchange offer.

      According to the Finnish Securities Market Act, if a tender offer is conditioned upon the acquisition of a minimum proportion of ownership or voting rights of the target company, and those conditions are subsequently waived, any securityholder that has accepted the offer may, within one month after the publication of the result of the exchange offer, withdraw securities so tendered if the offeror does not acquire such minimum portion of ownership or voting rights. The right to withdraw subsequent to the completion of the exchange offer in the event of a waiver of such a condition to the offer does not exist, however, in cases where the offeror undertakes, in the event that the offeror purchases any additional securities that were the subject of the tender offer or sells any tendered securities within one year from the end of the tender offer period, to pay such tendering securityholder the difference, if any, between the price paid or received in connection with the subsequent purchase or sale, as the case may be, and the price paid for the subject company’s securities in connection with the tender offer.

      In accordance with the above provisions, Telia hereby undertakes, in the event Telia and Sonera waive the minimum condition and Telia completes the exchange offer even though the minimum condition has not been satisfied, to inform Sonera securityholders who have accepted the exchange offer in the event that Telia, within one year from the end of the exchange offer period, purchases or sells Sonera securities at a higher price than that paid for the Sonera securities tendered in the exchange offer and to pay the difference between such higher price and the price of the securities tendered in connection with the exchange offer to such securityholders who have accepted the exchange offer. Therefore, Sonera securityholders who have accepted the exchange offer may not withdraw their acceptances pursuant to the above described provision of the Finnish Securities Market Act.

      In its ruling (no. 2/263/2002) issued on September 30, 2002, the Finnish Financial Supervision Authority has stated that, for the purposes of the relevant provisions of the Finnish Securities Market Act related to a possible waiver of the minimum condition in the event Telia acquires in the exchange offer Sonera shares, whether in the form of shares or ADSs, representing more than two-thirds of the total voting rights but 90 percent or less of Sonera shares and votes attaching to Sonera shares, the above described provision on the obligation to notify Sonera securityholders and to pay any difference in consideration would not be applied in respect of any purchases of Sonera shares and Sonera warrants pursuant to a mandatory redemption offer following the completion of the exchange offer. Therefore, any purchase of Sonera securities in the mandatory redemption offer would not result in any obligation to notify or to pay any price difference to such securityholders who have accepted the exchange offer. Accordingly, the undertaking included in the preceding paragraph shall not apply as a result of any purchase of Sonera securities by Telia in connection with a mandatory redemption offer in such case. In addition, such obligation would not apply in connection with any later purchase in the event that Telia would, in connection with such purchase, continue to offer to exchange Sonera securities to Telia securities on the same terms as in connection with the exchange offer. According to such ruling, in order to determine whether the cash price paid in connection with a compulsory acquisition or any other purchase or any sale of Sonera securities within one year from the end of the exchange offer period were to be considered higher than the amount of consideration received in connection with the exchange offer in the form of Telia shares, including Telia shares represented by Telia ADSs, the Telia shares received in connection with the exchange offer would be valued based upon the higher of the volume-weighted average trading price prevailing for Telia’s shares during a relatively short period prior to the expiration of the exchange offer period (for example five trading days) and the volume-weighted average trading price prevailing for Telia’s shares for a relatively short period prior to the time of such later purchase or sale (for example, five trading days). According to the ruling of the Finnish Financial Supervision Authority, in connection with a compulsory acquisition, the highest price offered by Telia in connection therewith shall be taken into account for purposes of the obligation to notify Sonera securityholders and to pay any difference in consideration. The obligation to pay any difference in consideration would not apply in the event such difference were to be insignificant.

Acceptance and Delivery of Securities

      If the conditions referred to above under “— Conditions to Completion of the Exchange Offer” have been fulfilled or, if permitted by applicable law, waived by both Telia and Sonera, Telia will accept for exchange and will exchange all Sonera securities that have been validly tendered and not withdrawn pursuant to the terms of the exchange offer at the earliest practicable time following the expiration date and deliver Telia securities to tendering holders or, in the case of tendered Sonera ADSs, to the depositary for Telia ADSs, which, in the case of Sonera shares or Sonera warrants, shall be on or about 15 business days following the expiration date of the exchange offer. Holders of Telia shares delivered in the exchange offer will be able to exercise their rights as Telia shareholders from the date of the registration of the shares in the holders’ securities accounts with the VPC (the Swedish Central Securities Depositary) or the FCSD (the Finnish Central Securities Depository), respectively. Holders of Telia warrants will be able to exercise their rights as Telia warrant holders from the date of the registration of the warrants in the holders’ securities accounts with the VPC or the FCSD, respectively. The rights of holders of Telia shares and Telia warrants that are held through VPC or FCSD are subject to the rules and regulations of VPC and FCSD concerning, among other matters, voting at shareholders’ meetings, payment of dividends and trading and settlement. For a further discussion of VPC and FCSD, see “DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA — FCSD Registered Telia Shares and Telia Warrants,” “THE SWEDISH SECURITIES MARKET” and “THE FINNISH SECURITIES MARKET.”

      Title to Sonera shares and Sonera warrants tendered in the exchange offer will transfer to Telia upon the acceptance by Telia of the exchange of the Sonera exchanged shares and Sonera exchanged warrants for Telia shares and Telia warrants, respectively, in accordance with the above.

      Delivery of Telia Shares and Telia Warrants. Telia shares and Telia warrants will be delivered to the Finnish book-entry accounts of the holders of the Sonera exchanged shares or Sonera exchanged warrants, through a book-entry link between the Finnish Central Securities Depository and the Swedish Central Securities Depository. See “DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA —

FCSD Registered Telia Shares and Telia Warrants.” As to fractional entitlements, see “— Fractional Shares and ADSs.”

      Provided that the exchange offer is completed by Telia, the Telia shares and Telia warrants are expected to be entered into the relevant book-entry accounts on or about November 29, 2002 and Telia shares and Telia warrants 2002/2005:A are expected to become eligible for trading on December 2, 2002 from which date the trading in Telia shares and Telia warrants 2002/2005:A is also expected to commence on the Helsinki Exchanges.

      Delivery of Telia ADSs. Subject to the terms and conditions of the exchange offer, upon Telia’s acceptance of Sonera ADSs tendered in the exchange offer and confirmation from the Telia depositary of Telia’s deposit of the applicable number of Telia shares to be represented by the Telia ADSs to be issued in the exchange offer, the U.S. exchange agent will deliver the applicable whole number of Telia ADSs, together with any cash in respect of fractional entitlements to Telia ADSs, to the tendering holders of Sonera ADSs in the following manner:

•	if you tendered your Sonera ADSs to the U.S. exchange agent by means of delivery of a letter of transmittal together with the Sonera ADR certificate(s) evidencing your Sonera ADSs, the U.S. exchange agent will deliver a single Telia ADR certificate evidencing the applicable number of Telia ADSs, together with a check in U.S. dollars for any cash in lieu of fractional entitlements to Telia ADSs according to the issuance and delivery instructions of the tendering Sonera ADS holder provided in the letter of transmittal; or

•	if you tendered your Sonera ADSs by means of DTC’s book-entry confirmation system, the U.S. exchange agent will deliver the applicable whole number of Telia ADSs, together with any cash in lieu of fractional entitlements to Telia ADSs in U.S. dollars, to the account of the DTC participant who tendered the Sonera ADSs on your behalf in the U.S. exchange offer.

      In the event that Telia invokes the eighth condition described above under “— Conditions to Completion of the Exchange Offer,” the U.S. exchange agent shall, upon receipt of notice from Telia of such decision, promptly return the Sonera ADSs properly tendered in the exchange offer to the tendering holders thereof.

      If you trade in Telia ADSs on a “when issued” basis, please note that if the Telia board of directors invokes the eighth condition described under “— Conditions to Completion of the Exchange Offer” your trade may be required to be unwound.

Dividend Payments

      The Telia shares to be issued in connection with the exchange offer, including the Telia shares to be represented by Telia ADSs, will have the same dividend rights as the other currently outstanding Telia shares with respect to the fiscal year 2002 and subsequent years.

      The Telia ADS depositary will deliver any dividends paid upon deposited Telia shares to the holders of Telia ADSs in the manner set forth under the Telia deposit agreement.

      The Swedish Central Securities Depository will transfer any dividend paid by Telia on the Telia shares held in Finnish book-entry accounts in a single sum in Swedish kronor to the Finnish Central Securities Depository who in turn is responsible for distributing the dividends to the book-entry account operators in euros. The book-entry account operators will pay the dividend to the bank accounts related to the book-entry accounts of the holders entitled to the dividend.

      For a description of Swedish, Finnish and United States federal income tax consequences of dividend payments see “TAXATION.”

Fractional Shares and ADSs

      Fractional entitlements to Telia shares or fractional entitlements to Telia ADSs will not be delivered to holders of Sonera securities validly tendered in the exchange offer. To the extent that holders of Sonera securities are entitled to receive fractions of Telia shares or fractions of Telia ADSs, in exchange for their Sonera securities, those fractional entitlements will be combined with the other holders’ fractional entitlements and subsequently sold on behalf of such holders on the Stockholm Exchange or the Helsinki Exchanges in the case of Telia shares or, on NASDAQ in the case of Telia ADSs. Each such holder of Sonera securities who would not receive full consideration as Telia shares or Telia ADSs will receive a cash consideration corresponding to the fraction of the price of the Telia share or Telia ADS, which price shall be based on the average net sale price (after deduction of related fees and expenses, excluding any commission) of all the shares, in the case of shareholders, and of all the ADSs, in the case of ADS holders, combined from the fractional entitlements and sold on behalf of those tendering holders.

      By the acceptance of the exchange offer, the tendering Sonera shareholder, or tendering holder of Sonera ADSs, authorizes Nordea Bank Finland Plc, in the case of fractional entitlements to Telia shares, or the U.S. exchange agent, in the case of fractional entitlements to Telia ADSs, to combine such holders’ fractional entitlements to a Telia share or Telia ADS with other such fractional entitlements and sell them on the Stockholm Exchange or the Helsinki Exchanges, in the case of Telia shares, or on NASDAQ, in the case of Telia ADSs. The sales are intended to take place promptly after the conditions referred to above under “— Conditions to Completion of the Exchange Offer” have been fulfilled.

      The payment of the consideration for the fractional entitlements will be made, in the case of a tendering Sonera shareholder, into the bank account related to the book-entry account of the tendering Sonera shareholders entitled to fractional entitlements and, in the case of a tendering Sonera ADS holder, (a) by book-entry transfer of the applicable amount in U.S. dollars into the DTC account of the DTC participant which tendered the Sonera ADSs on behalf of such holder in the exchange offer by means of the DTC book-entry confirmation system or (b) by means of a check in U.S. dollars to the order of the tendering Sonera ADS holder as provided in the corresponding letter of transmittal, within ten business days after the sale of the combined fractional entitlements on the Stockholm Exchange or the Helsinki Exchanges or on NASDAQ, as the case may be.

      No commissions will be charged from the holders for the sale of fractional entitlements.

Costs and Finnish Transfer Taxes

      If a holder of Sonera shares or Sonera warrants is directly registered in the shareholders’ or warrantholders’ register held by the Finnish Central Securities Depository, such holder will not have to pay any duties and fees in Finland relating to book-entry registrations in connection with his or her acceptance of the exchange offer or the conversion of Sonera shares into Telia shares or Sonera warrants into Telia warrants. The book-entry account operator may charge a fee for other services in connection with the exchange offer as agreed between the holder and the account operator. If a holder has Sonera shares or Sonera warrants registered in the name of a nominee (or other custodial institution) such nominee may charge such holder for tendering Sonera shares or Sonera warrants on such holder’s behalf.

      Telia shall be responsible for the payment of Finnish transfer taxes, if any, levied on the exchange of Sonera securities as well as fees relating to the registrations of Sonera exchanged securities and Telia securities in the Finnish book-entry system in connection with the exchange offer.

      The holder of Sonera exchanged shares and Sonera 1999A exchanged warrants shall be responsible for any fees charged by the account operator for trading in the Sonera exchanged shares and Sonera 1999A exchanged warrants as agreed between the holder and the account operator.

Mandatory Redemption Offer and Compulsory Acquisition

      In the event that the minimum condition is not satisfied, the completion of the exchange offer would require the waiver of the minimum condition by both Telia and Sonera. See “— Withdrawal Rights — Transactions Involving a Waiver of a Minimum Condition” above.

      Under the Finnish Securities Market Act, in the event the exchange offer is completed and, as a consequence, Telia acquires Sonera shares, whether in the form of shares or ADSs, representing more than two-thirds of the total voting rights attaching to Sonera shares, Telia would be required, within one month after the expiration of the exchange offer period, to offer to purchase the remaining Sonera shares, whether in the form of shares or ADSs, and Sonera warrants that have not been tendered in the exchange offer. In connection with this so-called mandatory redemption offer, although Telia could continue to offer to exchange Sonera shares into Telia shares, Sonera ADSs into Telia ADSs and Sonera warrants into Telia warrants, Telia would be under no obligation to do so and would in any event be required to offer to purchase the remaining Sonera shares, including Sonera shares represented by Sonera ADSs, and Sonera warrants for cash at their “fair price.”

      According to the Finnish Securities Market Act, in the event that, following completion of a voluntary tender offer, the bidder would be obligated to commence a mandatory redemption offer and, if the consideration paid for securities of the target company in connection with the voluntary tender offer would be deemed to be lower than the consideration offered to holders of such securities in connection with the mandatory redemption offer, then the bidder would be required to pay, before the completion of the mandatory redemption procedure, the difference in cash to all securityholders who tendered their securities in the voluntary tender offer. The applicability and interpretation of the relevant provisions of the Finnish Securities Market Act is, however, unclear in connection with voluntary tender offers taking the form of an exchange offer which results in the obligation to commence a mandatory redemption offer. Under the circumstances and subject to the conditions set forth under the eighth condition indicated under “— Conditions to Completion of the Exchange Offer” above, Telia would have the right not to complete the exchange offer. In such event and absent a mutual waiver by Telia and Sonera of such condition, the exchange offer would not be completed.

      To clarify the applicability and interpretation of the relevant provisions of the Finnish Securities Market Act, Telia has sought a ruling on the matter from the Finnish Financial Supervision Authority. In its ruling (no. 2/263/2002) issued on September 30, 2002, the Finnish Financial Supervision Authority has stated that, in its opinion, the provisions of the Finnish Securities Market Act relating to the obligation to pay additional consideration to holders of a target company’s securities that have accepted a voluntary tender offer followed by a mandatory redemption offer with a higher cash redemption price than the consideration offered in the voluntary tender offer would also apply in connection with voluntary tender offers taking the form of an exchange offer. The Finnish Financial Supervision Authority further stated that, in order to determine whether the cash redemption price paid in connection with the mandatory redemption offer were to be considered higher than the amount of consideration received in connection with the exchange offer in the form of Telia shares, including Telia shares represented by Telia ADSs, the Telia shares received in connection with the exchange offer would be valued based upon the higher of the volume-weighted average trading price prevailing for Telia shares during a relatively short period prior to the expiration of the exchange offer period (for example, five trading days) and the trading price prevailing for Telia shares prior to the announcement of the exchange offer, which equalled €4.41 per Telia share (based upon the closing price per Telia share on the Stockholm Exchange on March 25, 2002, converted into euros at the currency exchange rate for that day). After the application of the exchange ratio, the Telia shares received in the exchange offer would have an implied cash value of €6.68 per Sonera share or Sonera ADS. Therefore, applying the interpretation of the Finnish Securities Market Act adopted in the ruling of the Finnish Financial Supervision Authority, additional consideration would be payable to the Sonera securityholders that tendered their Sonera shares or ADSs in the exchange offer only if, in the subsequent mandatory redemption offer, the cash redemption price per Sonera share or Sonera ADS were to exceed €6.68 or a higher implied cash value of the Telia shares offered in the exchange offer and prevailing during a relatively short period prior to the expiration of the exchange offer period.

      According to the Finnish Securities Market Act, the “fair price” to be paid in connection with a mandatory redemption offer shall be determined by taking into account: (i) the volume-weighted average trading price of the target company’s shares during the 12-month period prior to the time when the obligation to commence a mandatory redemption offer first arises, (ii) any higher price paid by the bidder for the target company’s shares purchased during such 12-month period; and (iii) any special circumstances. In its ruling dated September 30, 2002, the Finnish Financial Supervision Authority has stated that, in the case of the exchange offer, the redemption duty, if any, under the Finnish Securities Market Act, shall arise at the expiration of the exchange offer period and the 12-month period referred to in item (i) and item (ii) above should be deemed to refer to the 12-month period ending at the time of the expiration of the exchange offer period. Accordingly, for illustrative purposes only, based upon the volume-weighted average trading price of the Sonera shares for the 12 months ending on September 30, 2002, item (i) above would result in the cash redemption price of €4.91 if the exchange offer period were to have expired on September 30, 2002. In relation to item (ii) above, the Finnish Financial Supervision Authority has stated in its ruling that the purchases of Sonera shares by Telia pursuant to the exchange offer would be taken into account as purchases of Sonera shares and that, in order to determine whether the cash redemption price paid in connection with such purchases were to be considered higher than the 12-month volume-weighted average trading price determined pursuant to item (i) above, the Telia shares offered in connection with the exchange offer should be valued based upon the lower of the volume-weighted average price prevailing for the Telia shares during a relatively short period prior to the expiration of the exchange offer period (for example, five trading days) and the market price prevailing for Telia shares prior to the announcement of the exchange offer, which equalled €4.41 per Telia share (based upon the closing market price per Telia share on March 25, 2002, converted into euros at the currency exchange rate for that day). In the event that the exchange offer, based upon such method of valuation, represented a value more than insignificantly higher than the volume-weighted average trading price of the Sonera shares during the 12-month period prior to the expiration of the exchange offer period, such higher value should be taken into account in establishing the “fair price.” In addition, the Finnish Financial Supervision Authority stated that, by extending the exchange offer on terms unchanged to the remaining shareholders of Sonera in connection with the mandatory redemption offer so that the shareholders of Sonera would have an opportunity to choose between the cash redemption price and share consideration in the form of Telia shares, Telia would be released from any obligation to pay a higher cash redemption price as a result of item (ii) above. For illustrative purposes only, in the event that the exchange offer period were to expire on September 30, 2002, and the closing price of the Telia shares for September 30, 2002, were to be used for this purpose, the price paid for Sonera shares in the exchange offer would be deemed to equal €3.86 for the purposes of item (ii) above. Consequently, assuming no major changes in the trading price and trading volumes for Telia shares and Sonera shares during the exchange offer period and absent any special circumstances of the kind referred to in item (iii) above, the cash redemption price for each Sonera share in connection with the mandatory redemption offer could be expected to be equal to the volume-weighted average trading price of Sonera shares during the 12 months preceding the expiration of the exchange offer period regardless of whether or not Telia extends the exchange offer to the remaining shareholders of Sonera in connection with the mandatory redemption offer. However, no assurance can be given as to the amount of the cash redemption price to be paid in connection with any future mandatory redemption offer and such amount could be more or less than the amount of consideration per Sonera share to be received in connection with the exchange offer. The discussion above also applies, mutatis mutandis, to Sonera warrants.

      Under the Finnish Companies Act, once Telia acquires more than nine-tenths of all Sonera shares, whether in the form of shares or ADSs, and more than nine-tenths of all votes entitled to be cast at a general meeting of shareholders of Sonera, it shall also have the right to require the minority shareholders of Sonera to sell the remaining Sonera shares, whether in the form of shares or ADSs, to Telia for a “fair price” in a compulsory acquisition proceeding. In addition, such minority shareholders would have the right to require that Telia purchase their Sonera shares, whether in the form of shares or ADSs, for a “fair price.” Any disputes concerning the right of redemption or the redemption price in a compulsory acquisition would be resolved by an arbitral panel of one or more arbitrators appointed by the Finnish Central Chamber of Commerce in accordance with the Finnish Companies Act. Under the Finnish Companies Act, the arbitration panel so appointed has considerable latitude in deciding upon the method or methods used in determining the “fair price” of the shares of the target company and in establishing the final amount of such “fair price” inasmuch as the Finnish Companies Act does not contain any similar provisions to those included in the Finnish Securities Market Act and used in the determination of the “fair price” in connection with a mandatory redemption offer pursuant to such the Finnish Securities Market Act, as described in more detail above. Therefore, no assurance can be given as to the amount of the cash redemption price to be paid in connection with a compulsory acquisition that may follow the completion of the exchange offer and such amount could be more or less than the amount of consideration per Sonera share received in connection with either the exchange offer or a mandatory redemption offer that may be commenced after the completion of the exchange offer. However, the “fair price” offered in connection with compulsory acquisitions following a mandatory redemption offer has, typically, been the same as the cash redemption price offered in connection with such mandatory redemption offer. Under the Finnish Companies Act, the shareholders of a target company have the right to appeal the decision of the arbitral tribunal in respect of the cash redemption price to be paid in connection with a compulsory acquisition. Any such appeal is to be launched, in the first instance, with the local district court in the domicile of the target company, with the decision of such local district court being subject to further appeal to the relevant Court of Appeals in Finland and, in the event that a permission is granted, to the Finnish Supreme Court. Therefore, the final determination of such cash redemption price could be subject to protracted litigation.

      Under the terms of Sonera’s stock option programs, in the event the conditions for the commencement of a compulsory acquisition are met, holders of Sonera warrants shall be given an opportunity to exercise the Sonera warrants to subscribe for shares within a specified period of time and otherwise in accordance with the terms of the option programs. In addition, under the terms of Sonera’s 2000 stock option program, in the event a shareholder has an obligation to make a mandatory redemption offer, holders of Sonera warrants issued pursuant to such program shall be given an opportunity to exercise such Sonera warrants within a specified period of time and otherwise in accordance with the terms of Sonera’s 2000 stock option program and to sell all or a part of their respective warrants to said shareholder, Sonera or to another party appointed by Sonera at the price defined in the terms of Sonera’s 2000 stock option program. Holders of such Sonera warrants shall notify Sonera, said shareholder or such other party appointed by Sonera of their intention to sell such Sonera warrants within two months after the obligation to make a mandatory redemption offer was made public.

      In the combination agreement, Telia has undertaken to take all action necessary and proper to complete a mandatory redemption offer for, and compulsory acquisition of, Sonera shares and Sonera ADSs as soon as reasonably practicable after the completion of the exchange offer but only so long as the minimum condition has been satisfied.

Ownership of Sonera Shareholders in the Combined Company

      Assuming full acceptance of the exchange offer, former Sonera shareholders will own in the aggregate approximately 36 percent of the outstanding shares of the combined company after the exchange offer is completed.

Trading in Sonera Securities During the Exchange Offer Period and After the Expiration of the Exchange Offer Period

      Sonera shares and Sonera 1999A warrants not tendered in the exchange offer will continue to trade on the Helsinki Exchanges and Sonera ADSs not tendered in the exchange offer will continue to trade on NASDAQ during the exchange offer period. The trading in Sonera shares and Sonera 1999A warrants will continue on the Helsinki Exchanges after the completion of the exchange offer in case all such shares and warrants are not tendered in the exchange offer. See “— Delisting of Sonera Securities.” Sonera exchanged shares and Sonera 1999A exchanged warrants are expected to be listed on the pre-list of the Helsinki Exchanges as from the first trading day after Telia’s announcement of the results of the exchange offer.

Listing of Telia Shares, Telia ADSs and Telia Warrants 2002/2005:A

      An application will be made to the Helsinki Exchanges to list Telia shares and Telia warrants 2002/2005:A on the main list of the Helsinki Exchanges. The listings on the Helsinki Exchanges are expected to commence on or about December 2, 2002, subject to the completion of the exchange offer.

      An application has been made to have the Telia ADSs to be issued in connection with the exchange offer quoted for trading on NASDAQ.

Delisting of Sonera Securities

      Sonera will seek to delist its shares and warrants from the Helsinki Exchanges and its ADSs from NASDAQ as soon as practicable under applicable rules and regulations. Sonera expects to have its ADSs delisted from NASDAQ shortly after completion of the exchange offer. The rules of the Helsinki Exchanges permit the discontinuation of listing of Sonera’s securities after all the Sonera shares have been exchanged for Telia shares or redeemed by Telia.

Terms and Conditions of the New Telia Warrants

      Below is a brief description of the terms and conditions of the Telia warrants to be issued in 14 series to mirror the terms and conditions of the outstanding series of Sonera warrants. The approximately 0.95 percent difference between the exchange ratio for Sonera shares, whereby holders will receive 1.51440 Telia shares for each Sonera share they tender, and the terms of the Telia warrants, whereby each Telia warrant will entitle the holder thereof to subscribe for 1.5 Telia shares, has been compensated for by setting the exercise price of each Telia warrant at a correspondingly lower level than the exercise price for the Sonera warrants. The complete terms and conditions and the complete additional terms and conditions of the Telia warrants to be issued in connection with the exchange offer are included as Annex F and Annex G, respectively, to this prospectus and are incorporated herein by reference.

      Pursuant to the terms and conditions of the Telia warrants:

•	The Telia warrants will be registered by VPC in a securities register pursuant to Chapter 4 of the Swedish Act on Operation of Financial Instruments Accounts and, consequently, no physical securities will be issued.

•	Each Telia warrant entitles the holder to subscribe for 1.5 new Telia shares.

•	The exercise price per Telia share for each of the series is:

(i)	SEK 72.02 for Telia warrants 2002/2005:A;

(ii)	SEK 132.82 for Telia warrants 2002/2005:B;

(iii)	SEK 347.38 for Telia warrants 2002/2008:A, 2002/2008:B and 2002/2008:C;

(iv)	SEK 108.17 for Telia warrants 2002/2008:D, 2002/2008:E and 2002/2008:F;

(v)	SEK 49.09 for Telia warrants 2002/2010:A, 2002/2010:B and 2002/2010:C; and

(vi)	SEK 33.64 for Telia warrants 2002/2010:D, 2002/2010:E and 2002/2010:F.

•	The exercise period for each of the series is:

(i)	June 1, 2001 — June 30, 2005 for Telia warrants 2002/2005:A;

(ii)	June 1, 2003 — June 30, 2005 for Telia warrants 2002/2005:B;

(iii)	November 2, 2002 — May 31, 2008 for Telia warrants 2002/2008:A and 2002/2008:D;

(iv)	May 2, 2003 — May 31, 2008 for Telia warrants 2002/2008:B and 2002/2008:E;

(v)	May 2, 2004 — May 31, 2008 for Telia warrants 2002/2008:C and 2002/2008:F;

(vi)	November 2, 2002 — May 31, 2010 for Telia warrants 2002/2010:A and 2002/2010:D;

(vii)	May 2, 2003 — May 31, 2010 for Telia warrants 2002/2010:B and 2002/2010:E; and

(viii)	May 2, 2004 — May 31, 2010 for Telia warrants 2002/2010:C and 2002/2010:F.

•	The exercise price and the number of Telia shares, which each Telia warrant entitles the holder to subscribe for, may be recalculated in the event Telia carries out a bonus issue or a rights issue and in certain other circumstances.

•	The exercise period may be brought forward in connection with mergers and in certain other situations.

      The additional terms and conditions for the Telia warrants, which are applicable to each series of Telia warrants except Telia warrants 2002/2005:A, which further reflect the terms and conditions of the Sonera warrants, include the following:

•	The holder shall not be entitled to transfer the Telia warrants until the exercise period begins.

•	If the holder’s employment with Telia or any of its subsidiaries terminates before a Telia warrant has become exercisable, the holder shall transfer all his/her Telia warrants to Telia Förlagslan AB without compensation.

•	If the holder changes employment and becomes employed by a company within the Telia group, which has its own incentive program which entitles the holder to subscribe for shares, warrants or the like and if the holder is entitled to participate in the program, he/she shall transfer all his/her Telia warrants to Telia Förlagslan AB without compensation. This restriction is not applicable to Telia warrants 2002/2005 B.

•	Holders of Telia warrants 2002/2008:A, 2002/2008:B, 2002/2008:D, 2002/2008:E, 2002/2010:A, 2002/2010:B, 2002/2010:D and 2002/2010:E are not entitled to subscribe for Telia shares unless the development of the value of the Sonera share during the period from April 1, 1999 to December 31, 2002, inclusive, exceeds the development of the value of a certain index during the same period or unless the development of the value of the Sonera share during the period from April 1, 1999 to December 31, 2003, inclusive, exceeds the development of the value of this index during the same period.

•	Holders of Telia warrants 2002/2008:C, 2002/2008:F, 2002/2010:C and 2002/2010:F are not entitled to subscribe for Telia shares unless the development of the value of the Sonera share during the period from April 1, 1999 to December 31, 2003, inclusive, exceeds the development of the value of a certain index during the same period.

•	Holders of Telia warrants 2002/2005:B are not entitled to subscribe for Telia shares unless the cumulative earnings per share of the Sonera group for the period from January 1, 1999 to December 31, 2002, inclusive, is at least €1.66 and unless the operating profit of Sonera on a consolidated basis for the same period is, on the average, at least 15 percent of the revenues.

•	Holders of Telia warrants 2002/2005:B, who were members of the executive management team of Sonera Corporation prior to the merger, are, in addition to the above, not entitled to subscribe for Telia shares unless the development of the value of the Sonera share during the period from April 1, 1999 to December 31, 2002, inclusive, exceeds the development of the value of a certain index during the same period.

•	After completion of the exchange offer, the value of the Sonera shares shall be calculated on the basis of the quoted prices of Telia shares on the Helsinki Exchanges multiplied by the exchange ratio of 1.51440 Telia shares per Sonera share as used in the exchange offer.

Interests of Members of the Sonera Board of Directors and Management; Potential Conflicts of Interest

      You should be aware that Sonera’s executive officers who negotiated the combination agreement and directors who discussed, deliberated over and passed a resolution to approve the combination agreement may have interests in the combination that are in addition to or may be different from the interests of Sonera shareholders generally.

Board Seats

      The shareholders’ agreement provides that Tapio Hintikka, the current chairman of the Sonera board of directors, will be nominated to the board of directors of the combined company and shall, as of the completion of the exchange offer and subject to election by Telia’s shareholders, serve as the chairman of the board of directors of the combined company for at least three years. In addition, three current members of the Sonera board of directors who are nominated by the current nomination committee of the Sonera board of directors will be nominated to the board of directors of the combined company and shall, as of the completion of the exchange offer and subject to election by the Telia’s shareholders, serve as members of the board of directors of the combined company, two of whom shall serve as members of the board of directors at least until the annual general meeting of shareholders of the combined company in 2004.

Treatment of Warrants

      Sonera warrants held by the directors and the executive management team of Sonera as of September 30, 2002, will, upon their exercise, entitle them to subscribe for an aggregate of 3,660,004 Sonera shares. If the directors and members of the executive management team of Sonera decide to tender their Sonera warrants issued pursuant to Sonera 1999 and 2000 stock option programs, each such Sonera warrant will be exchanged for a warrant to subscribe for Telia shares, entitling the holders to subscribe for an aggregate of 5,490,006 Telia shares.
Certain Agreements of Sonera Management

      Generally, the executive agreements entered into by Sonera with members of its management do not contain any change of control provisions that would entitle members of management to additional compensation or other benefits in the event that a change of control event in respect of Sonera has occurred. However, executive agreements entered into by Sonera with certain members of its management provide that, in the event that a change of control event, as defined in the terms and conditions of the Sonera 2000 stock option program, has occurred and such members of management are thereafter within 18 months reassigned to perform tasks that do not correspond to their capabilities, then they have the right, contrary to the general terms of the Sonera stock option program, to retain the options granted to them pursuant to the Sonera 2000 stock option program even if they choose to resign at their own initiative. In addition, the Sonera board of directors has on April 23, 2002 granted to each of the seven members of Sonera’s executive management team as well as 66 other key employees of Sonera cash transaction bonuses that represent up to one year’s salary and are payable in three installments with 25 percent being payable upon completion of the exchange offer, 25 percent payable three months after the completion of the exchange offer and 50 percent payable on December 31, 2002, provided that members of management continue to be employed by Sonera or the combined company at the relevant times. If paid in full, the transaction bonuses would amount, in the aggregate, to approximately €8.2 million.

Extraordinary General Meeting of Telia’s Shareholders

      In connection with the exchange offer, the Telia board of directors has convened an extraordinary general meeting of Telia’s shareholders to be held on November 4, 2002. At the meeting, Telia’s shareholders will be asked, among other things:

•	to authorize the Telia board of directors to decide upon the issuance of Telia shares, including Telia shares that will allow for the creation and issuance of Telia ADSs, necessary to complete the exchange offer, as unanimously proposed by the Telia board of directors;

•	to authorize the Telia board of directors to decide upon the issuance of Telia warrants in deviation from shareholders’ pre-emptive rights, necessary to complete the exchange offer, as unanimously proposed by the Telia board of directors;

•	to elect as directors of Telia, effective as of the completion of the exchange offer, the persons nominated pursuant to Section 4 of the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland;

•	to change, subject to completion of the exchange offer, Telia’s name to TeliaSonera; and

•	to change, subject to completion of the exchange offer, the composition of the nomination committee.

      The affirmative vote of holders of a majority of the votes cast at the extraordinary general meeting is required to approve the authorization to issue the Telia shares necessary to complete the exchange offer and to change the composition of the nomination committee. The affirmative vote of two-thirds by number and voting power of the Telia shares is required to approve the authorization to issue the Telia warrants necessary to complete the exchange offer and to change the company name. The election of directors will be determined by a plurality of the votes cast.

      The Kingdom of Sweden, which holds 70.6 percent of the Telia shares and votes attaching to the Telia shares, has undertaken, subject to the terms of the shareholders’ agreement with the Republic of Finland, that it will vote in favor of the resolutions necessary to implement the exchange offer to be proposed by the Telia board of directors at the extraordinary general meeting of Telia shareholders.

      In addition, the Telia board of directors has proposed that the shareholders shall vote upon a resolution at the extraordinary general meeting of shareholders to reduce Telia’s share premium reserve by a maximum amount of SEK 11,957 million. If such resolution is passed, this amount will be added to Telia’s non-restricted reserves.

      As of August 31, 2002, members of the Telia board of directors and managers as a group held an aggregate of 75,001,033 shares of Telia AB, including 74,959,933 shares held by affiliated companies and as to which members of the Telia board of directors disclaim beneficial ownership, which represents approximately 2.5 percent of the outstanding shares of Telia AB. See “OWNERSHIP OF SECURITIES OF TELIA AND SONERA — Ownership of Telia” and “DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF TELIA — Compensation.”

Certain Legal and Regulatory Matters

      One of the conditions to the completion of the exchange offer is the receipt of all applicable governmental consents, approvals, authorizations and registrations. Telia and Sonera have received or are in the process of pursuing all required regulatory approvals. However, apart from the approvals Telia and Sonera have already obtained, there can be no assurance that other necessary approvals will be obtained, or, if they are obtained, that (i) they will be obtained in a timely manner or (ii) conditions which are imposed to obtain such approvals will not have an adverse effect on the combined company.

European Union Merger Control

      Telia and Sonera each conduct business in member states of the European Union. EU Council Regulation 4064/89, as amended, requires that certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding certain thresholds be formally notified to and approved by the European Commission before such mergers or acquisitions are implemented. Telia formally notified the European Commission of the proposed merger on May 28, 2002. On July 10, 2002, the European Commission granted its approval of the notified merger.

      In response to certain competition concerns raised by the European Commission, Telia has agreed to certain obligations and conditions vis-à-vis the European Commission in those markets where competition concerns have been identified. In particular, Telia has agreed to the following obligations and conditions:

•	The combined company has committed to sell Telia’s existing mobile operations, dealership chain and equipment related to its wireless LAN business in Finland. In addition, the combined company has agreed to provide to the purchaser of its mobile operations in Finland national roaming on commercial terms and at a fair price if the purchaser does not already belong to a group that has a nationwide GSM network in Finland.

•	The combined company has committed to sell Telia’s existing Com Hem AB cable TV business in Sweden.

•	The combined company has committed to ensure that its fixed and mobile network businesses in Sweden and Finland are held in separate legal entities which are distinct from related retail activities, with an independent director appointed to the board of directors of each of these companies. The independent directors will be appointed in accordance with applicable governance principles. These commitments will not prevent the combined company from, in the future, reorganizing the internal legal structure of the network companies with the combined company’s group provided that the principle of legal separation of network and retail activities is respected. After five years, these commitments may be reviewed by the European Commission, at the request of the combined company, to determine whether they should be withdrawn or modified in the event that the competition concerns identified in the European Commission’s decision in relation to such commitments are no longer present and the commitments are hampering the combined company’s ability to compete on an equal footing with its major European competitors, having regard, for example, to developments in the competitive and/or regulatory environment.

•	The combined company has committed to make available the combined company’s wholesale fixed and mobile network products and services in Sweden and Finland, which are already subject to cost-oriented regulation, to third party telecommunication operators on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. Third party operators entitled to benefit from the non-discrimination obligation shall be: (1) operators active in a market in Finland, where Sonera was present prior to the merger and where Telia is present at the relevant time following the merger, that request access to regulated products in what was Telia’s Swedish network; and (2) operators active in a market in Sweden, where Telia was present prior to the merger and where Telia is still present at the relevant time following the merger, that request access to regulated products in what was Sonera’s Finnish network.

•	The combined company has committed to make available international GSM-wholesale roaming in Sweden and Finland to third party mobile network operators in Sweden and Finland on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. The combined company may require a reciprocal improvement of tariffs, quality and other conditions from requesting third parties.

      The obligation to provide services on a non-discriminatory basis, as specified above, shall be subject to a fast-track dispute resolution procedure in accordance with the rules of the Stockholm/Helsinki Chamber of Commerce in Stockholm or Helsinki, as applicable. Such obligations shall expire after three years.

      In relation to the agreed dispositions, Telia has agreed to appoint a trustee who shall, on behalf of the European Commission, ensure that Telia and Sonera will comply with the obligations and conditions set forth above. The trustee as well as Telia shall submit regular reports to the European Commission on the progress and the current status of their compliance with such obligations and conditions.

      Telia and Sonera do not believe that giving effect to these commitments will have a material effect on the results of operations, financial condition or cash flows of the combined company.

      A third party or a member state of the European Union may still challenge the clearance decision of the European Commission within two months of the publication of the decision. The outcome of such challenge, if it were to be made, cannot be predicted.

Other Jurisdictions

      Telia and Sonera conduct operations in a number of countries where regulatory filings are required or advisable in connection with the completion of the exchange offer and the consummation of the merger. Telia and Sonera have made filings with national competition authorities in the following countries: Estonia, Latvia, Lithuania and Russia.

•	On September 25, 2002, the Estonian Competition Board approved the merger without conditions.

•	On August 13, 2002, the Latvian Competition Council approved the merger subject to the condition that beginning January 1, 2003 until December 31, 2005, SIA Lattelekom and SIA Datatel will meet all reasonable third-party requests for access to their international telecommunications infrastructure between Latvia and other countries on an open and non-discriminatory basis for the purposes of allowing third parties to provide telecommunications services in Latvia, subject to the availability of network capacity and technical feasibility. Lattelekom and Datatel will be under an obligation through December 31, 2005 to inform the Latvian Competition Council of all such requests within one month after conclusion of a contract or refusal to conclude a deal. Lattelekom and Datatel will also provide to the Latvian Competition Council any necessary additional information related to such third party requests. In addition, the Latvian Competition Council has indicated that it will request the Latvian Public Utilities Commission to include a condition in the license of SIA Latvijas Mobilais Telefons requiring it to conclude a national roaming agreement, upon request, with the third mobile communications operator, as soon as the third operator begins its operations.

•	On July 18, 2002, the Lithuanian authorities approved the merger, subject to an undertaking that Telia will not increase its control over UAB Omnitel and UAB Omnitel will not be reorganized by way of a merger with AB Lietuvos Telekomas or any other companies directly or indirectly controlled by Telia, without the prior approval of the Lithuanian Competition Council.

•	On June 28 and July 12, 2002, the Russian authorities gave their unconditional approval of the merger.

      Telia and Sonera do not believe that giving effect to the foregoing commitments will have a material effect on the results of operation, financial condition or cash flows of the combined company. A third party may still challenge the clearance decisions. The outcome of such a challenge, were it to be made, cannot be predicted.

      In addition, Telia and Sonera or its associated companies have filed or will file certain non-merger control notifications in connection with the proposed merger in a number of countries, including Moldova, Germany, the United Kingdom, Spain and Italy. The consent of the U.S. Federal Communications Commission to the Telia-Sonera transfer of control was deemed granted on June 14, 2002. Despite Telia and Sonera’s efforts, (i) approvals in these countries may not be obtained or (ii) authorities in such countries may impose conditions which will have a material adverse effect on the business of the combined company in these countries. Telia and Sonera are not aware of any other foreign governmental approvals or actions that are required to complete the exchange offer.

Certain Consequences of the Offer

Reduced Liquidity; Delisting

      The exchange of Sonera securities pursuant to the exchange offer will reduce the number of Sonera securityholders and the number of Sonera shares and Sonera ADSs that might otherwise trade publicly and, depending upon the number of Sonera securities so exchanged, could adversely affect the liquidity and market value of the remaining Sonera shares and Sonera ADSs held by the public. Furthermore, Telia and Sonera intend to cause the delisting of Sonera ADSs from NASDAQ following the completion of the exchange offer. While it is possible that the Sonera ADSs would continue to be traded in the over-the-counter market and that price quotations would be reported, there can be no assurance that such an over-the-counter market would develop. The extent of the public market for the Sonera ADSs and the availability of such quotations would depend upon such factors as the number of holders remaining at such time, the interest on the part of securities firms in maintaining a market in Sonera ADSs, the intended termination of the deposit agreement for the Sonera ADSs and the resulting cancellation of Sonera ADSs in accordance with the termination provisions of that deposit agreement as described below and the possible termination of registration under the Exchange Act as described below.

      It is the intention of Telia and Sonera to delist the Sonera shares from the Helsinki Exchanges once all of the outstanding Sonera shares have been exchanged for Telia shares or otherwise redeemed by Telia in accordance with the rules of the Helsinki Exchanges and applicable Finnish laws and regulations.

Termination of the Sonera Deposit Agreement

      At or before the completion of the mandatory redemption offer, Sonera intends to terminate the Sonera deposit agreement in accordance with the provisions of the Sonera deposit agreement. Sonera has the right to direct the depositary bank to terminate the deposit agreement upon giving holders of Sonera ADSs at least 30 calendar days’ notice prior to termination. Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, holders of Sonera ADSs will be able to request the cancellation of their ADSs and the withdrawal of the Sonera shares represented by their ADSs and the delivery of all other property held by the depositary bank in respect of those shares on the same terms as prior to the termination. During such six month period, the depositary bank will continue to collect all distributions received on the shares on deposit (i.e., dividends) but will not distribute any such property to holders of Sonera ADSs until such holders request the cancellation of their ADSs.

•	After the expiration of such six month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest-bearing account. At that point, the depositary bank will have no further obligation to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Deregistration under the Exchange Act; Public Availability of Information

      Sonera shares in the form of Sonera ADSs currently are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Registration of such Sonera shares may be terminated upon application of Sonera to the SEC if Sonera ADSs are neither listed on a U.S. national securities exchange or quotation system nor held by 300 or more holders of record in the United States. Termination of registration of the Sonera shares under the Exchange Act would substantially reduce the information required to be furnished by Sonera to Sonera securityholders and to the SEC and would make certain provisions of the Exchange Act, such as the requirement in Rule 13e-3 thereunder with respect to “going private” transactions, no longer applicable to Sonera. Further, “affiliates” of Sonera and persons holding “restricted securities” of Sonera, if any, may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If, as a result of the exchange of Sonera securities, pursuant to the exchange offer or otherwise and prior to the compulsory acquisition or mandatory redemption proceeding, if any, Sonera is no longer required to maintain registration of the Sonera shares evidenced by the Sonera ADSs under the Exchange Act, Sonera intends to apply for termination of such registration.

      Following the exchange of Sonera securities pursuant to the exchange offer, Sonera shareholders who have not tendered their Sonera shares pursuant to the exchange offer will continue to receive the same financial and other information from Sonera that Sonera is presently required by the rules of the Helsinki Exchanges or by Finnish law to send to Sonera securityholders.

Sonera Securities May Cease Being “Margin Securities”

      Sonera ADSs currently are “margin securities” under the regulations of the Board of Governors of the U.S. Federal Reserve System, which status has the effect, among other things, of allowing U.S. brokers to extend credit on the collateral of Sonera ADSs for purposes of buying, carrying and trading in securities. With the delisting of Sonera’s ADSs from NASDAQ, Sonera ADSs might no longer constitute “margin securities” and, therefore, could no longer be used as collateral for purpose of loans made by U.S. brokers.

In addition, if registration of the Sonera shares represented by Sonera ADSs under the Exchange Act were terminated, Sonera ADSs would not longer constitute “margin securities.”

Accounting Treatment

      The merger will be accounted for as an acquisition under IAS by use of the purchase method of accounting and as a business combination for purposes of U.S. GAAP by use of the purchase method of accounting. For accounting purposes, Telia will be the acquirer and Sonera will be the acquired entity.

Dealer Manager and Related Fees and Expenses

      Telia has retained Merrill Lynch to act as dealer manager in the United States in connection with the exchange offer. Merrill Lynch will perform certain services in connection with the exchange offer, including soliciting tenders pursuant to the exchange offer and communicating generally with brokers, dealers, commercial banks and trust companies and other persons. Merrill Lynch will receive approximately $500,000 for providing these services and will be reimbursed for its reasonable out-of-pocket expenses, including reasonable attorneys’ fees, incurred in connection with performing such function. Telia has agreed to indemnify Merrill Lynch and related persons against certain liabilities and expenses in connection with their services, including liabilities and expenses under the Securities Act and the Exchange Act, or contribute to payments that the dealer manager may be required to make in that respect. Merrill Lynch is currently engaged by Telia and has in the past provided, and may in the future provide, financial advisory or financing services to Telia and has received, and may receive, fees for rendering these services. In the ordinary course of Merrill Lynch’s business, Merrill Lynch and its affiliates may actively trade securities of Telia and Sonera for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in these securities.

Other Fees and Expenses

      Telia has retained Georgeson Shareholder Communications Inc. as information agent in connection with the exchange offer. The information agent may contact holders of Sonera shares, Sonera ADSs and Sonera warrants by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the offer to beneficial owners of Sonera shares and Sonera ADSs. Telia will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Telia has agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

      In addition, Telia has retained Citibank, N.A. to act as the U.S. exchange agent to receive Sonera ADSs validly tendered in the exchange offer and Nordea Bank Finland Plc to act as the Finnish share agent in connection with the exchange offer for Sonera shares and warrants. Telia will pay these agents reasonable and customary compensation for their services in connection with the offer, will reimburse them for their reasonable out-of-pocket expenses and will indemnify them against certain liabilities and expenses, including, in the case of Citibank, N.A., certain liabilities under the U.S. federal securities laws.

      The cash expenses to be incurred in connection with the exchange offer to be paid by Telia and Sonera are estimated in the aggregate to be approximately €135 million (approximately SEK 1.2 billion). Such expenses include fees paid to financial advisors, transaction-related accounting and legal fees, printing costs, registration fees and Finnish transfer tax, among others. If the exchange of Telia shares for Sonera shares is not deemed to represent a public sale, as defined in the Finnish Transfer Tax Act and the Finnish Securities Market Act, Finnish transfer tax may be payable in connection with such exchange. The costs due to possible Finnish transfer tax have been estimated to be €52 million (SEK 472 million), when calculated using the Telia closing price of SEK 23.30 per Telia share (€2.55 per Telia share) as of September 30, 2002, and assuming that 100 percent of Sonera shares held by Finnish shareholders are exchanged for Telia shares.

      Except as set forth above, Telia will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Sonera shares, Sonera ADSs or Sonera warrants pursuant to the exchange offer. Telia will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

SUMMARY OF THE COMBINATION AGREEMENT

      Telia believes that this summary describes all material terms of the combination agreement, as amended. However, the following description is only a summary, and Telia recommends that you read carefully the complete text of the combination agreement, which is included as Annex A to this prospectus, and the amendment to the combination agreement, which is included as Annex B to this prospectus, and are incorporated herein by reference.

The Exchange Offer

      The combination agreement provides that Telia must commence the exchange offer as promptly as practicable, and, in any event, no later than two business days following the later of (1) the approval by the Finnish Financial Supervision Authority of the combined tender offer document/ listing particulars to be issued in relation to the exchange offer and (2) the effectiveness of the registration statement of which this prospectus forms a part.

      Subject to the conditions described below under “— Conditions to the Exchange Offer,” Telia is required to make an offer:

•	to the holders of Sonera shares, to exchange 1.51440 Telia shares for each Sonera share held;

•	to the holders of Sonera ADSs, to exchange 0.30288 Telia ADSs for each Sonera ADS held, each Telia ADS representing five Telia shares; and

•	to the holders of Sonera warrants issued under the Sonera 1999 and 2000 stock option programs, to exchange one new warrant to be issued by Telia for each Sonera warrant. The Telia warrants will be exercisable for Telia shares and will, to the extent possible, reflect the terms and conditions of the Sonera warrants adjusted by the exchange offer ratio referred to above.

      Telia will issue only whole Telia securities in the exchange offer. To the extent that holders of Sonera securities are entitled to fractions of Telia shares, Telia ADSs or Telia warrants in exchange for their securities, those fractional entitlements will be sold, in the case of fractional entitlements to Telia shares, on the Stockholm Exchange or the Helsinki Exchanges (or, in the case of the Telia warrants, in the over-the-counter market) or, in the case of fractional entitlements to Telia ADSs, on NASDAQ, and the cash consideration will be distributed to the holders in lieu of the fractional securities.

Conditions to the Exchange Offer

      Telia’s obligation to accept for payment and pay for Sonera securities tendered pursuant to the exchange offer is subject to the satisfaction or, if permitted by applicable law, prior waiver by both parties of the conditions set forth under the heading “THE EXCHANGE OFFER — Conditions to Completion of the Exchange Offer.”

      Telia and Sonera agreed to use their reasonable best efforts to assist and cooperate with each other in doing all things necessary or advisable to cause the conditions to the combination agreement to be satisfied in the most expeditious manner reasonably possible.

Expiration of the Offer; Lapse of the Offer

      The combination agreement provides that the initial expiration date of the exchange offer will be the date which is not later than 20 U.S. business days after the date on which the exchange offer commences and, provided that the combination agreement shall not have been terminated in accordance with its terms, will be extended by Telia from time to time after that date until such time as all of the exchange offer conditions described above under “— Conditions to the Exchange Offer” have been satisfied. Subject only to those conditions, Telia will accept for exchange and will exchange all Sonera securities that have been validly tendered and not withdrawn pursuant to the terms of the exchange offer at the earliest practicable time following the expiration date (which is referred to as the “closing date”).

      The combination agreement provides that the exchange offer will lapse:

•	unless the exchange offer conditions have been and continue to be satisfied or, where appropriate, have been waived by both parties by 4:00 p.m. (Helsinki time) on the expiration date; or

•	if the combination agreement is terminated in accordance with its terms (described below under “— Termination”).

      In the event that the exchange offer lapses, Telia will release all Sonera securities tendered pursuant to the exchange offer as soon as reasonably possible.

Mandatory Redemption Offer and Compulsory Acquisition

      As soon as reasonably practicable after the completion of the exchange offer, and subject only to the condition that the minimum condition has been satisfied, Telia shall take all actions necessary and proper under the Finnish Securities Market Act and the Finnish Companies Act of 1978, as amended (the “Finnish Companies Act”), to complete a mandatory redemption offer under Chapter 6, Section 6 of the Finnish Securities Market Act and a compulsory acquisition under Chapter 14, Section 19 of the Finnish Companies Act to acquire all the remaining issued and outstanding Sonera shares, whether in the form of Sonera shares or Sonera ADSs.

Approval by Telia Shareholders

      Telia has agreed that it will, as promptly as reasonably practicable, call an extraordinary general meeting of its shareholders at which its shareholders will be asked, conditional on the closing of the transactions contemplated by the combination agreement:

•	to approve the capital increase necessary to complete the exchange offer by the issuance of up to 1,706,304,914 new Telia shares, in the form of Telia shares or Telia ADSs, entitled to the same rights, as of the date of their issuance, as the existing ordinary shares of Telia and Telia ADSs, as the case may be, and the issuance of up to 35,000,000 Telia warrants; and

•	to elect as directors of Telia, effective as of the closing date, the persons nominated pursuant to the shareholders’ agreement.

Representations and Warranties

      In the combination agreement, Telia and Sonera each made representations and warranties with respect to, among other things:

•	corporate matters, including due organization, power and authority;

•	capital structure and securities;

•	authorization, execution, delivery and enforceability of the combination agreement;

•	absence of conflicts under organizational documents, violations of laws and regulations and breaches of or defaults under contracts as a result of the transactions contemplated by the combination agreement;

•	required consents and approvals by governmental entities;

•	compliance with laws and contracts;

•	accuracy of financial statements and documents submitted to the Stockholm Exchange, in the case of Telia, and to the SEC and the Helsinki Exchanges, in the case of Sonera;

•	the absence of any material adverse effect or other specified changes or events;

•	litigation; and

•	taxes.

Covenants

Interim Conduct of Business

      Telia and Sonera each agreed that, unless the other party otherwise agreed, its business would be conducted in the ordinary course of business consistent with past practice. The parties agreed that the following actions would be deemed to be outside the ordinary course of business:

•	issuing or agreeing to issue any shares or securities that may be converted into or exercised for shares, other than in accordance with existing option programs;

•	recommending, declaring or paying any shareholder bonus, dividend or distribution (other than, in the case of Telia, a dividend of no more than SEK 0.20 per share with respect to the year 2001);

•	purchasing, redeeming or repaying any of its shares or securities or proposing the reduction of or any changes to its share capital; and

•	entering into any contract, transaction or arrangement (1) regarding any material acquisition, disposition or incurrence of material indebtedness, (2) that could materially restrict the business operations of the company or (3) that is of an onerous or unusual nature or magnitude.

Approvals and Waivers

      Each of Telia and Sonera agreed to use its reasonable best efforts to complete in the most expeditious manner reasonably possible the transactions contemplated by the combination agreement, including obtaining all necessary approvals and waivers from governmental entities and third parties and making all necessary registrations and filings. Telia and Sonera each agreed to take all steps necessary to obtain approvals or waivers from governmental entities, including disposing or altering any operations of Telia and Sonera in a manner that would not have a material adverse effect on Telia or Sonera, as the case may be.

Board Recommendations

      Telia agreed that its board of directors would unanimously and unconditionally recommend to the Telia shareholders that they approve the matters described above under “— Approval by Telia Shareholders,” provided, however, that the Telia board may amend, modify, withdraw, condition or qualify its recommendation if the board determines in its good faith judgment, after taking advice from independent legal counsel and after consulting with Sonera, that failure to do so would cause the board to breach its fiduciary duties to Telia or the Telia shareholders.

      Sonera agreed that its board of directors would unanimously and unconditionally recommend to the Sonera shareholders that they accept the exchange offer, provided, however, that the Sonera board may amend, modify, withdraw, condition or qualify its recommendation if the board determines in its good faith judgment, after taking advice from independent legal counsel and after consulting with Telia, that failure to do so would cause the board to breach its fiduciary duties to Sonera or the Sonera shareholders.

Information Documents and Stock Exchange Listing

      Telia and Sonera agreed that they would jointly prepare the documents to be used for the exchange offer, the listing of Telia shares on the Stockholm Exchange and the Helsinki Exchanges, the approval of Telia ADSs for quotation on Nasdaq National Market and the meeting of Telia shareholders.

Solicitation of Transactions

      The combination agreement contains an agreement by each of Telia and Sonera that it will not solicit any inquiries or facilitate or solicit any proposal or offer that could lead to a competing transaction or otherwise hinder the completion of the transactions contemplated by the combination agreement, and that it will notify the other party if any proposal or offer, or any inquiry or contact with any person regarding such a proposal, is made.

Other Covenants

      The combination agreement contains other covenants relating to:

•	cooperation between the parties in connection with the preparation of documents, filings with governmental entities and other actions required to effect the transactions contemplated by the combination agreement;

•	mutual notification of specified events;

•	confidentiality;

•	public announcements regarding any transactions contemplated by the combination agreement; and

•	stock exchange listings and de-listings.

Termination

      The combination agreement may be terminated and the exchange offer may be abandoned at any time prior to the completion of the exchange offer as follows:

•	by mutual written consent of each of Telia and Sonera;

•	by either Telia or Sonera, if:

(1)	the exchange offer has not closed by December 31, 2002;

(2)	any court or governmental entity has entered a final and nonappealable order preventing the consummation of the transactions contemplated by the combination agreement;

(3)	the proposals described above under “— Approval by Telia Shareholders” are not adopted by the Telia shareholders; or

(4)	the other party breaches any representation, warranty, covenant or agreement in the combination agreement, except if the breach would not reasonably be expected to result in a material adverse effect (provided that a change in the general economic or market conditions or in the general conditions prevailing in the industry of the parties or a change resulting from the announcement of the transactions contemplated by the combination agreement will not be deemed to be a material adverse effect).

SUMMARY OF THE SHAREHOLDERS’ AGREEMENT

      Telia believes that this summary describes all material terms of the shareholders’ agreement. However, the following description is only a summary, and Telia recommends that you read carefully the complete text of the shareholders’ agreement, which is included as Annex C to this prospectus and is incorporated herein by reference.

Undertakings by the Parties

      The Republic of Finland has agreed with the Kingdom of Sweden that it will irrevocably undertake to Telia to tender all of its Sonera shares in connection with the exchange offer, unless the combination agreement has been terminated by either party in accordance with its terms. An undertaking to such effect was delivered by the Republic of Finland to Telia on March 26, 2002.

      The Kingdom of Sweden has agreed that it will vote all of its Telia shares in favor of the resolutions to be proposed by the Telia board of directors to the shareholders of Telia in connection with the exchange offer, unless the combination agreement has been terminated by either party in accordance with its terms.

Board of Directors

      In the shareholders’ agreement, the Republic of Finland and the Kingdom of Sweden agreed that the board of directors of TeliaSonera will consist of nine non-executive board members to be elected based only on their competence and ability. The parties agreed that the board of directors of TeliaSonera will consist of the following members after the completion of the exchange offer, for the minimum period specified below:

			Minimum
	Current Relationship	Position on	Period of
Identity	with Telia or Sonera	TeliaSonera Board	Service(1)

Tapio Hintikka	Chairman of Sonera board of directors	Chairman	2005
Lars-Eric Petersson	Chairman of Telia board of directors	Deputy Chairman	2005
Three persons to be nominated by the nomination committee of the board of directors of Sonera	Members of Sonera board of directors	Director	2004 (2)
Three persons to be nominated by the nomination committee of Telia	Members of Telia board of directors	Director	2004 (2)
One independent member to be nominated by Messrs. Hintikka and Petersson	Not a member of Telia board of directors or Sonera board of directors	Director	2004

(1)	Until the closing of the annual general meeting of Telia shareholders to be held in the year indicated.

(2)	In 2003, one of the three members who are nominated by the nomination committee of the board of directors of Sonera and one of the three members who are nominated by the nomination committee of Telia will be replaced with two new independent members who will serve at least until the closing of the annual general meeting of TeliaSonera to be held in 2004.

      At the annual general meeting of the shareholders of TeliaSonera to be held in 2004, the two remaining members who are nominated by the nomination committee of the Sonera board of directors and the nomination committee of Telia, respectively, the one independent member who is nominated by Messrs. Hintikka and Petersson and two new independent members to be elected at the annual general meeting of the shareholders of TeliaSonera to be held in 2003, as described above, will be re-elected in the event that they will continue to fulfill the competence and ability requirements and that they are not civil servants or any politicians active in the national politics of either Finland or Sweden.

      In addition, the board of directors of TeliaSonera will include up to three employee representatives.

Corporate Governance

      The parties have agreed that they will use their respective voting power at general meetings of TeliaSonera in a manner which is consistent with TeliaSonera exercising the highest standards of corporate governance principles.

      In addition, the parties agreed that they will, in advance of any shareholders meeting of TeliaSonera, consult with each other on any matter to be resolved by the general meeting of TeliaSonera shareholders.

Agreements on Shareholding

Reduction of Shareholdings

      The parties have agreed that they will support TeliaSonera’s participation in further industry consolidation if this is consistent with enhancing shareholder value. Subject to market conditions, each party intends to reduce its shareholding in TeliaSonera during the five-year period following the consummation of the exchange offer.

      In the event that either party decides to sell any or all of its shares in TeliaSonera otherwise than pursuant to an accelerated equity offering, block trade or other non-marketed offering, the other party will have the right to participate in such sale.

Prior Written Approval

      The parties have agreed that they will not dispose of any of their respective shares of Telia or Sonera during the period of the exchange offer. However, the Republic of Finland will have the right and obligation to tender its shares of Sonera in exchange for shares of Telia in accordance with the terms and conditions of the exchange offer and its irrevocable undertaking to Telia.

      Moreover, the parties have agreed that they will not, without the prior written approval of the other party, purchase any new shares of Telia, after March 26, 2002, except pursuant to a rights offering undertaken by Telia or pursuant to a similar transaction recommended by the Telia board of directors.

Term of the Agreement

      Provided that the combination agreement has not terminated, the shareholders’ agreement will remain in force until the shareholdings of the parties fall below certain thresholds or, in any case, not later than five years from the consummation of the exchange offer.

TAXATION

      The following description is based on the tax laws of Finland, Sweden and the United States and the relevant tax treaties between these countries as in effect on the date of this prospectus, and is subject to changes in Finnish, Swedish and U.S. law or the above mentioned treaties, possibly with retroactive effect. You should consult a professional advisor as to the tax consequences of the exchange offer and the ownership, purchase and disposition of Telia shares ADSs or warrants, including, in particular, the effect of tax laws of any other jurisdiction. Holders of shares, ADSs and warrants who are tax residents outside of Finland and the United States are urged to consult their own tax advisor as to the consequences resulting from the exchange offer. This advice applies especially for employees holding and exchanging warrants.

Finnish Tax Considerations

      The following is a description of the material Finnish income and net wealth tax consequences that may be relevant with respect to the exchange offer of Sonera shares, ADSs or warrants and the ownership or disposition of Telia shares or ADSs. The description below only addresses Finnish tax legislation and does not take into account the tax laws of any other countries.

      The description below is only applicable to residents in Finland for the purposes of Finnish internal tax legislation. This description does not address tax considerations applicable to holders of shares or warrants that may be subject to special tax rules, including among others business carrying entities, tax-exempt entities or general or limited partnerships. Furthermore this description addresses neither Finnish inheritance nor gift tax consequences.

      This description is based on:

•	The Income Tax Act (Tuloverolaki 30.12.1992/1535);

•	The Net Wealth Tax Act (Varallisuusverolaki 30.12.1992/1537);

•	The Business Income Tax Act (Laki elinkeinotulon verottamisesta 24.6.1968/360); and

•	The Transfer Tax Act (Varainsiirtoverolaki 29.11.1996/931).

      In addition, relevant case law, decisions and statements made by the tax authorities in effect and available on the date of the Prospectus have also been taken into account.

      All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

      You are advised to consult your own tax advisors as to the Finnish tax consequences resulting from the exchange offer as well as with regard to any redemption or option rights.

Tax Consequences related to the Exchange Offer

      Under Finnish tax law, a share exchange made pursuant to an exchange offer is generally not considered to be a disposal of shares for tax purposes so long as the transaction falls under the definition of a share exchange provided by the Finnish Business Income Tax Act. Under the Finnish Business Income Tax Act, a share exchange offer is defined as a transaction where a company acquires a portion of a target company’s shares which entitles it to more than half of the votes of all shares in the target company and, in exchange, the acquiring company issues its own new shares to the shareholders of the target company. Under the Finnish Business Income Tax Act, the consideration for the acquired company’s shares may also be paid in cash. However, such cash payment must not exceed ten percent of the nominal value of the shares or, if the acquired shares do not have a nominal value, of the accounting par value of the shares, in order for the transaction to qualify as a share exchange. Under Finnish tax law, as a share exchange is not considered to be a disposal of shares for tax purposes, the shares offered in exchange will have the same acquisition cost and date as the original shares held by the shareholder in the acquired company. However, if a shareholder of the target company receives a cash payment, Finnish tax law will treat the transaction as a realization event and such shareholder will be liable for taxes on possible capital gains.

      If the conditions included in Section 52(f) of the Finnish Business Income Tax Act are met, the exchange of Sonera shares for Telia shares pursuant to the exchange offer will not give rise to any immediate Finnish capital gains tax consequences. The acquisition cost of the shares received by a shareholder in exchange for shares in the target company is deemed to be the acquisition cost of the target shares transferred. Any capital gains taxes or losses on the exchanged shares are deferred until the shares are further transferred. If a Finnish resident who has received shares in a share exchange ceases to be a resident of Finland within three years of the end of the tax year in which the exchange of shares was carried out, the non-taxed capital gain which would have been subject to tax in the absence of the share exchange provisions will be taxed in the year in which the person ceases to be a resident of Finland.

      As fractional Telia shares will not be delivered to holders of Sonera securities in connection with the exchange offer, holders of Sonera shares will receive consideration to the extent of their entitlement to fractions of Telia shares. (See “THE EXCHANGE OFFER — Fractional Shares and ADSs”). Any cash payment that holders of Sonera shares may receive in connection with the exchange offer for fractional entitlements may be subject to Finnish capital gains taxes. In addition, any subsequent disposal of Telia shares received pursuant to the exchange offer may be subject to Finnish capital gains taxes.

      In determining the taxation in relation to capital gains or losses under Finnish tax law, an individual investor has an option to deduct from the sales proceeds either the actual acquisition cost of the shares, calculated on a pro rata basis on the shares and their fractions received and other costs related to the exchange of shares. Alternatively, a natural person taxed according to the Income Tax Act can deduct from the sales proceeds a presumptive cost equal to 20 percent, or if the shares have been held for at least ten years, 50 percent of the sales proceeds. The capital gains from the disposal of shares by non-residents of Finland are not considered taxable income in Finland unless the shares are connected with a permanent establishment or a fixed base in Finland. As of the date of this prospectus, the Finnish capital gains tax rate is 29 percent. According to the Income Tax Act, a possible capital loss is deductible from other capital gains received by the taxpayer during the sales year and the three following years. See also “— Swedish Tax Considerations — Taxation of Capital Gains.”

Taxation of Dividend Income

      Dividend income received on Telia shares, which are received in connection with the exchange offer, will not qualify for a tax credit under the Finnish imputation system. Therefore, any dividend income, which a Finnish resident shareholder receives on Telia shares, will generally be subject to Finnish tax.

      Dividends received from a company listed on a foreign stock exchange are taxed in Finland as investment income. Therefore, the dividend distributed by Telia to a Finnish resident is taxable at a rate of 29 percent in Finland. However, dividend income received by a company, which is resident of Finland and which directly owns ten percent or more of Telia’s voting shares, will be exempt from Finnish income taxes.

      As discussed under the caption “— Swedish Tax Considerations” below, a withholding tax is generally imposed under Swedish tax law on dividends paid by a Swedish company to a non-resident shareholder. Swedish withholding tax imposed may, under Finnish tax law and the Nordic tax treaty, be credited against taxes levied in Finland. This tax credit is not received automatically and has to be claimed specifically. A Finnish resident association of public utility or an association for the public good may upon application get an exemption from the tax in Sweden.

Transfer Tax

      If a Sonera shareholder having accepted the exchange offer is a Finnish resident, a Finnish branch office of a foreign credit institution or a Finnish branch of a foreign investment service institution, then a transfer tax may be levied in Finland on the resulting transfer of Sonera shares. Telia has, pursuant to the terms of the exchange offer, undertaken to pay such a transfer tax, if any. Generally, transfer tax is not payable in respect of a public sale as defined in the Finnish Transfer Tax Act and the Finnish Securities Market Act.

Wealth Tax

      The listed Telia shares and Sonera shares, which are held by Finnish residents, are valued at 70 percent of their fair market value for Finnish wealth tax purposes. Net wealth tax is levied on property owned by a Finnish taxpayer on December 31 of a given tax year. As of the date of this prospectus, the wealth tax in Finland amounted to €80 on net wealth of €185,000 and an additional 0.9 percent on any net wealth in excess of this amount. Most Finnish corporations are exempt from the net wealth tax.

Taxation of Stock Warrants

      Under the Finnish Income Tax Act, any benefit derived from employee stock warrants is taxed as employment income at the time the employee stock warrants are exercised. Employment income is taxed at a progressive rate. The exercise of an employee stock warrant is deemed to take place when the warrants are exchanged for the shares to which they are entitled to or when the warrants are disposed of. Taxable employment income will be calculated using the fair market value of the shares at the exercise date less the price paid for the shares and/or stock warrants.

      As stock warrants are not specifically mentioned in the share exchange provision contained in the Finnish Business Income Tax Act, Finnish tax treatment in connection with a share exchange is unclear. Following an advance ruling application made by an individual warrantholder regarding the exchange of Sonera stock warrants for Telia stock warrants, the Finnish Central Tax Board has stated that this exchange is not regarded to be an exercise of the employee stock warrant.

      Although in light of this recent decision stating that the exchange of Sonera stock warrants for Telia stock warrants should not result in taxation of employment income for the concerned Sonera employees, it should be noted, that the decision is not yet legally binding and may be revised by the Finnish Supreme Administrative Court due to the appeal made by the representative of the state.

Mandatory Redemption of Sonera Shares and Sonera Warrants or Compulsory Acquisition of Sonera Shares

      If the exchange offer is completed, holders of Sonera shares or Sonera warrants who do not participate in the exchange offer may choose to receive cash consideration, in accordance with a possible mandatory redemption offer under the Finnish Securities Markets Act or, in the case of Sonera shares, under the compulsory acquisition provisions of the Finnish Companies Act.

      Amounts received for Sonera shares or Sonera warrants by shareholders or warrant holders in a mandatory redemption offer or, in the case of Sonera shares, a compulsory acquisition will be subject to regular Finnish capital gains taxation. However, the exercise of an employee stock warrant is deemed to take place when the warrant is redeemed. Therefore, amounts received for employee stock warrants in mandatory redemption, deducted with any amounts paid for them, are taxed as employment income.

      Any compensation payable to holders of Sonera shares or Sonera warrants that have accepted the exchange offer due to any difference between the “fair price” paid for Sonera shares or Sonera warrants purchased pursuant to a mandatory redemption offer and the value of the consideration received pursuant to the exchange offer by the Sonera shareholders would likewise be subject to regular Finnish capital gains taxation. In case of employment stock warrants, the value of the consideration received pursuant to the exchange offer will be taxed as employment income.

      The effect of a mandatory redemption offer or compulsory acquisition on a tax neutral share exchange has not been addressed in Finnish tax legislation and is partly open to interpretation. Following an advance ruling application made by an individual shareholder regarding mandatory redemption offer or compulsory acquisition of Sonera shares, the Finnish Central Tax Board has stated that cash amounts received by shareholders or warrant holders due to a mandatory redemption, due to a compulsory acquisition or due to the difference between the “fair price” as determined in connection with a mandatory redemption offer and the value of the consideration received pursuant to the exchange offer should not be regarded as cash consideration for the purposes of calculating whether the exchange offer transaction qualifies as a tax neutral share exchange, i.e., whether such cash consideration exceeds 10 percent of the nominal value (or, in the absence of nominal value, accounting par value) of the shares subject to the exchange offer. It should be noted that the decision is not yet legally binding and may be revised by the Finnish Supreme Administrative Court upon appeal. We recommend that shareholders and warrant holders participating in the exchange offer seek advise from their tax advisors in order to acquire more exact information on such tax consequences.

Swedish Tax Considerations

      The following is a description of the material Swedish income and net wealth tax consequences with respect to the exchange offer for holders of Sonera shares, Sonera ADSs or Sonera warrants that are non-residents of Sweden. This section applies only to holders of portfolio investments representing less than 10 percent of the capital and votes and is not applicable if the Sonera shares, Sonera ADSs or Sonera warrants pertain to a permanent establishment or fixed base of business in Sweden. Holders of shares, ADSs or warrants should consult their own tax advisors regarding the Swedish and other tax consequences of acquiring, owning and disposing of shares, ADSs or warrants.

      The description below is based on the Income Tax Act (Inkomstskattelag (1999:1229)), the Net Wealth Tax Act (Lag om statlig förmögenhetsskatt (1997:323)) and relevant tax treaties as currently in effect.

Taxation of Capital Gains

      Generally, the exchange offer may be accepted by non-residents of Sweden and corporations not domiciled in Sweden without any Swedish tax consequences.

      Non-residents of Sweden are generally not liable for Swedish capital gains taxation with respect to the sale of shares, ADSs or warrants. However, under Swedish tax law, capital gains from the sale of certain Swedish securities, such as the Telia shares, Telia ADSs or Telia warrants, by private individuals may be taxed in Sweden if such individuals have been residents of Sweden or have lived permanently in Sweden at any time during the year of the sale or the ten calendar years preceding the year of the sale, absent applicable treaty provisions to the contrary, at a rate of 30 percent. This provision may, however, be limited by tax treaties which Sweden has concluded with other countries. The Nordic tax treaty currently in force reduces this period to the five years following the year when the individual became a non-resident of Sweden. The tax treaty currently in force between Sweden and the United States limits this time period to ten years from the date the individual became a non-resident of Sweden.

Taxation of Dividends

      A Swedish dividend withholding tax at a rate of 30 percent is imposed on dividends paid by a Swedish company, such as Telia, to non-residents of Sweden. The same withholding tax applies to certain other payments made by a Swedish company, including payments as a result of redemption of shares and repurchase of stock through an offer directed to its shareholders. Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty. Under both the current Nordic tax treaty and the tax treaty currently in force between Sweden and the United States, the withholding tax on dividends paid on portfolio investments to eligible U.S. holders or Finnish holders, as the case may be, is capped at 15 percent.

      Under all Swedish tax treaties, with the exception of the tax treaty currently in force between Sweden and Switzerland, the withholding tax at the applicable treaty rate should be withheld by the payer of the dividends. With regard to dividends paid from shares in companies registered with the VPC (such as Telia shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by VPC or, if the shares are registered with a nominee, the nominee, so long as the person entitled to the dividend is registered as a non-resident and sufficient information regarding the tax residency of the beneficial owner is available to VPC or the nominee.

      In those cases where Swedish tax is withheld at the rate of 30 percent and the person that received the dividends is entitled to a reduced rate of withholding tax under an applicable tax treaty, a refund may be claimed from the Swedish tax authorities not later than at the end of the fifth calendar year after the distribution.

      The Swedish withholding tax provisions are currently under review, and new or amended provisions may be introduced as a result of this review.

      It should be noted that due to technical issues, a Swedish withholding tax of 30 percent will also be withheld for dividends and similar payments to Swedish tax residents on Telia shares that are registered at the Finnish Central Securities Depositary, or the FCSD.

Net Wealth Taxation

      The Telia shares, Telia ADSs or Telia warrants are not subject to Swedish net wealth taxation in the hands of a holder that is not a resident in Sweden.

United States Federal Income Tax Considerations

      The following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the exchange offer and the ownership and disposition of Telia shares or Telia ADSs, which are evidenced by Telia ADRs. Subject to the qualifications and limitations set forth below, the following description of the material U.S. federal income tax consequences is the opinion of White & Case LLP. This description addresses only the U.S. federal income tax considerations of holders that hold Sonera shares, Sonera ADSs or Sonera warrants or that will hold Telia shares or Telia ADSs, as capital assets. Except as set forth below, this description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that received Sonera shares, Sonera ADSs or Sonera warrants or that will receive Telia shares or Telia ADSs as compensation for the performance of services;

•	persons that held Sonera shares, Sonera ADSs or Sonera warrants or that will hold Telia shares or Telia ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	persons that have a “functional currency” other than the U.S. dollar; or

•	holders that own or are deemed to own ten percent or more, by voting power or value, of Sonera shares, including Sonera shares held in the form of Sonera ADSs.

      Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the exchange offer and the ownership and disposition of Telia shares or Telia ADSs.

      This description is based

•	on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof; and

•	in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

      All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

      For purposes of this description, a “U.S. Holder” is a beneficial owner of Telia shares or Telia ADSs or Sonera shares or Sonera ADSs that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a partnership or corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

      A “Non-U.S. Holder” is a beneficial owner of Telia shares or Telia ADSs or Sonera shares or Sonera ADSs that is not a U.S. Holder.

      If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Sonera shares, Sonera ADSs or Sonera warrants or Telia shares or Telia ADSs, the tax treatment of the partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds Sonera shares or Sonera ADSs or Telia shares or Telia ADSs should consult its own tax advisor.

      You should consult your own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of the exchange offer and owning or disposing of Telia shares or Telia ADSs.

Exchange Offer

      Your exchange of Sonera shares or Telia ADSs for Telia shares or Telia ADSs, respectively, will likely be a taxable exchange for U.S. federal income tax purposes due to the potential cash to be paid by Telia pursuant to the mandatory redemption or compulsory acquisition. The Internal Revenue Service provides that, in order to receive a ruling to the effect that the exchange offer will be treated as a tax-free reorganization for U.S. federal income tax purposes, no exchange offer expenses may be paid by Telia and you may not receive any cash in connection with the exchange offer. With respect to the exchange offer, however, expenses incurred in connection with the offer will be paid by Telia and the possibility exists that you would receive cash as a result of the mandatory redemption and compulsory acquisition proceeding. Thus, although there is no direct authority, the payment by Telia of exchange offer expenses and the possible cash payment to you pursuant to the mandatory redemption and compulsory acquisition will likely cause the exchange offer to be taxable for U.S. federal income tax purposes. The remainder of the description assumes that such exchange will be a taxable exchange for U.S. federal income tax purposes because such description assumes that some cash will be paid by Telia pursuant to the mandatory redemption or compulsory acquisition.

      Subject to the discussion below under “— Sonera Passive Foreign Investment Company Considerations,” if you are a U.S. Holder:

•	you will recognize gain or loss on the exchange of your Sonera shares or Sonera ADSs for Telia shares or Telia ADSs, respectively, equal to the difference between the sum of (1) the fair market value, as of the date of distribution, of any Telia shares or Telia ADSs and (2) any cash you receive in either the exchange offer or the mandatory redemption or compulsory acquisition and your adjusted tax basis in Sonera shares or Sonera ADSs,

•	your tax basis in the Telia shares or Telia ADSs that you receive will be the sum of (1) the fair market value, as of the date of distribution, of the Telia shares or Telia ADSs you receive and (2) any cash you receive in connection with the exchange offer or mandatory redemption or compulsory acquisition,

•	your holding period in the Telia shares or Telia ADSs that you receive will begin from the date of distribution of the Telia shares or Telia ADSs, and

•	your gain or loss will be a capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if your holding period for such Sonera shares or Sonera ADSs exceeds one year and will be further reduced if your holding period exceeds five years. The deductibility of capital losses is subject to limitations.

      Subject to the discussion below under “Ownership of Telia Shares or Telia ADSs — Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the exchange of Sonera shares or Sonera ADSs for Telia shares or Telia ADSs, respectively, unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Treatment of the Receipt of Telia Warrants in Exchange for Sonera Warrants

      The U.S. federal income tax treatment of the exchange of Sonera warrants by employees of Sonera for Telia warrants will depend on the series of Telia warrants you receive. An exchange of Sonera warrants for Telia 2002/2005:A warrants should be a taxable exchange for U.S. federal income tax purposes.

      Any employee who:

•	is subject to U.S. federal income taxation on his or her compensation from Sonera;

•	receives Telia 2002/2005:A warrants for Sonera warrants that were issued to such employee as compensation for services rendered; and

•	has not previously included as ordinary income the value of Sonera warrants will recognize taxable ordinary income in an amount equal to the excess of:

(1)	the fair market value of the Telia warrants received over

(2)	the amount paid, if any, by such employee, for the Sonera warrants. Any income recognized on the exchange of Sonera warrants for Telia 2002/2005:A warrants will be subject to United States employment taxes.

      Any employee who is subject to U.S. federal income taxation on his or her compensation from Sonera and who has previously included as ordinary income the value of Sonera warrants will recognize capital gain or loss on the exchange of Sonera warrants for Telia 2002/2005:A warrants equal to the difference between:

(1)	the fair market value, as of the date of distribution, of the Telia 2002/2005:A warrants and

(2)	the adjusted tax basis in the Sonera warrants.

      Your tax basis in the Telia 2002/2005:A warrants you receive will be equal to the fair market value, as of the date of distribution, of the Telia 2002/2005:A warrants. Your holding period for the Telia 2002/2005:A warrants will begin from the date of distribution of the Telia 2002/2005:A warrants.

      If you sell or exchange Telia 2002/2005:A warrants after the completion of the exchange offer you will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the Telia 2002/2005:A warrants. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for such Telia 2002/2005:A warrants exceeds one year. The deductibility of capital losses is subject to limitations.

      The exchange of Sonera warrants for Telia warrants other than the Telia 2002/2005:A warrants should not be taxable exchange for U.S. federal income tax purposes. If you are subject to U.S. federal income taxation on your compensation from Sonera, you should recognize taxable ordinary income when you exercise your Telia warrants other than Telia 2002/2005:A warrants in an amount equal to the excess of:

(1)	the fair market value of the Telia purchased on the exercise date over;

(2)	the amount paid, if any, for the Telia shares.

      If you sell or exchange Telia warrants other than Telia 2002/2005:A warrants after the completion of the exchange offer you will recognize taxable ordinary income equal to the excess of:

(1)	the amount realized on the sale or exchange over;

(2)	your adjusted tax basis, if any, in the Telia warrants other than the Telia 2002/2005:A warrants.

      If you are subject to U.S. federal income taxation on your compensation from Sonera, any income you realize on the exercise, sale or exchange of Telia warrants other than Telia 2002/2005:A warrants will be subject to U.S. employment taxes. Your tax basis in the Telia shares purchased under the Telia warrants other than the Telia 2002/2005:A warrants will be equal to the amount paid for the Telia shares upon exercise of the warrant plus the amount of income taxable upon exercise. Your holding period for the Telia shares purchased under the Telia warrants other than the Telia 2002/2005:A warrants will begin on the date you exercise the Telia warrants other than the Telia 2002/2005:A warrants.

      If you are a holder of Sonera warrants you should note, however, that the U.S. federal income tax consequences of the exchange of compensatory stock warrants are complicated and are not free from doubt. Therefore, if you are a holder of Sonera warrants, we urge you to consult your own tax advisor regarding the exchange of Sonera warrants for Telia warrants.

Sonera Passive Foreign Investment Company Considerations.

      A Non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•	at least 75 percent of its gross income is “passive income,” or

•	at least 50 percent of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income.

      Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

      Based on certain estimates of its gross income and gross assets and the nature of its business, Sonera believes that it will not be classified as a PFIC for its current taxable year. Sonera has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but because the market price of Sonera shares and Sonera ADSs and the market prices of the shares of technology-related companies have been especially volatile, there can be no assurance that it will not be considered a PFIC for any taxable year. If Sonera were a PFIC, and you are a U.S. Holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares or ADSs.

      If Sonera were a PFIC, you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of Sonera shares or Sonera ADSs. You should consult your own tax advisor regarding the tax consequences that would arise if Sonera were treated as a PFIC.

Ownership of Telia Shares or Telia ADSs

Ownership of ADSs in General

      For U.S. federal income tax purposes, if you are a holder of Telia ADSs, you generally will be treated as the owner of Telia shares represented by such Telia ADSs.

Distributions on Telia Shares or ADSs

      Subject to the discussion below under “— Telia Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, for U.S. federal income tax purposes, the gross amount of any distribution made to you of cash or property, other than certain distributions, if any, of Telia shares distributed pro rata to all of its shareholders, including holders of Telia ADSs, with respect to your Telia shares or Telia ADSs, before reduction for any Swedish taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of Telia’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by Telia exceeds Telia’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your Telia shares or Telia ADSs and thereafter as capital gain. Telia does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

      If you are a U.S. Holder, and Telia pays a dividend in Swedish kronor, any such dividend will be included in your gross income in an amount equal to the U.S. dollar value of Swedish krona amount on the date of receipt, which, in the case of Telia ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

      If you are a U.S. Holder, dividends paid to you with respect to your Telia shares or Telia ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Swedish tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. See “— Swedish Tax Considerations — Taxation of Dividends.” The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that Telia distributes generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.”

      Subject to the discussion below under “— Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your Telia shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or Other Exchange of Telia Shares or ADSs

      Subject to the discussion below under “— Telia Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your Telia shares or Telia ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your Telia shares or Telia ADSs. Such gain or loss will be a capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if your holding period for such Telia shares or Telia ADSs exceeds one year and will be further reduced if you acquired such Telia shares or Telia ADSs on or after January 1, 2001 and your holding period exceeds five years. Gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

      With respect to the sale or exchange of Telia shares or Telia ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Telia shares or Telia ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

      Subject to the discussion below under “— Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Telia shares or Telia ADSs unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

      See also “Swedish Tax Considerations — Taxation of Capital Gains.”

Telia Passive Foreign Investment Company Considerations

      Based on certain estimates of its gross income and gross assets and the nature of its business, Telia believes that it will not be classified as a PFIC for its current taxable year. Telia’s status in future years will depend on its assets and activities in those years. Telia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Telia will not be considered a PFIC for any taxable year. If Telia were a PFIC, and you are a U.S. Holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your Telia shares or Telia ADSs.

      If Telia were a PFIC, you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of Telia shares or Telia ADSs. You should consult your own tax advisor regarding the tax consequences that would arise if Telia were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

      U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Telia shares or Telia ADSs made within the United States to a holder of Telia shares or Telia ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Information reporting also generally will apply to any payments of cash within the United States to a holder of Sonera shares or Telia ADSs pursuant to the exchange offer. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Telia shares or Telia ADSs to a holder or any payments of cash to a holder of Sonera shares or Telia ADSs pursuant to the exchange offer within the United States, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 30 percent for years 2002 and 2003, 29 percent for years 2004 and 2005, and 28 percent for 2006 through 2010.

      In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

      The above description is not intended to constitute a complete analysis of all tax consequences relating to exchange offer and ownership and disposition of Telia shares or Telia ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

CURRENCY AND EXCHANGE RATES INFORMATION

      Telia presents its financial statements in Swedish kronor. A substantial portion of Telia’s revenues and expenses is denominated in Swedish kronor and a portion is denominated in currencies other than the Swedish krona. Sonera presents its financial statements in euros. A substantial majority of Sonera’s revenues and expenses are denominated in euros and a portion is denominated in currencies other than the euro. The first table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the krona expressed in kronor per U.S. dollar. The second table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the euro expressed in euros per U.S. dollar.

      On January 1, 1999, the 11 member states of the European Union initially participating in the Economic and Monetary Union (known as the EMU) introduced a single European currency known as the euro. Following the adoption by Greece of the euro as its national currency as of January 1, 2001, the following 12 member states of the European Union participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The irrevocable conversion rate between the Finnish markka and the euro was fixed on January 1, 1999 at €1.00 = FIM 5.94573. On January 1, 2002, the euro was introduced as a commercial currency in the EMU member states. Before January 1, 1999, there was no exchange rate between the euro and U.S. dollar. For any time or period before January 1, 1999, the noon buying rates for the euro have been derived from the noon buying rates for the Finnish markka converted into euros at the irrevocable conversion rate between the Finnish markka and the euro.

      Other than for the monthly information, the average noon buying rates have been calculated based on the noon buying rate for the last business day of each month or portion of a month during the relevant period. This information is being provided to you for your convenience. These are not necessarily the rates that were used in the preparation of Telia’s or Sonera’s financial statements and neither Telia nor Sonera make any representation that the Swedish kronor, Finnish markka or euros could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

      Solely for the convenience of the reader, certain krona amounts in this prospectus have been translated into U.S. dollars at the noon buying rate on June 28, 2002, which was $1.00 = SEK 9.2070. Further euro amounts in this prospectus have been translated into U.S. dollars at the noon buying rate on June 28, 2002, which was $1.00 = €1.0146.

Swedish Krona Exchange Rate

				Period
Year	Average	High	Low	End

	(Swedish Kronor per U.S. Dollar)
1997	7.6843	8.0825	6.8749	7.9400
1998	7.9658	8.3350	7.5800	8.1030
1999	8.3007	8.6500	7.7060	8.5050
2000	9.1735	10.3600	8.3530	9.4440
2001	10.3425	11.0270	9.3250	10.4571
2002
First Quarter	10.5017	10.7290	10.1975	10.3630
Second Quarter	9.7438	10.3820	9.2070	9.2070
Third Quarter	9.3829	9.6855	9.1930	9.2740
April	10.3070	10.3820	10.2200	10.2800
May	10.0368	10.2950	9.7210	9.7445
June	9.5376	9.7560	9.2070	9.2070
July	9.3474	9.5685	9.1990	9.5150
August	9.4610	9.6855	9.2875	9.4000
September	9.3429	9.4520	9.1930	9.2740

Euro Exchange Rate

				Period
Year	Average	High	Low	End

	(Euros per U.S. Dollar)
1997	0.8774	0.9419	0.7759	0.9171
1998	0.8989	0.9466	0.8240	0.8518
1999	0.9455	0.9984	0.8466	0.9930
2000	1.0864	1.2092	0.9676	1.0652
2001	1.1180	1.1947	1.0488	1.1235
2002
First Quarter	1.1553	1.1636	1.1073	1.1472
Second Quarter	1.0654	1.1429	1.0146	1.0146
Third Quarter	1.0162	1.0373	0.9846	1.0122
April	1.1628	1.1429	1.1077	1.1109
May	1.0905	1.1084	1.0669	1.0708
June	1.0460	1.0650	1.0116	1.0146
July	0.9963	1.0277	0.9846	1.0208
August	1.0224	1.0373	1.0119	1.0198
September	1.0198	1.0325	1.0019	1.0122

MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

      The principal trading market for Telia’s shares is the Stockholm Exchange. The table below sets forth, for the periods indicated, the reported high and low market quotations for the Telia shares on the Stockholm Exchange.

	Price Per Share

	Low	High

	(in Swedish
	kronor)
2000
Second Quarter (beginning June 13, 2000)	82.00	94.00
Third Quarter	59.00	89.00
Fourth Quarter	49.60	66.00
2001
First Quarter	45.50	64.50
Second Quarter	49.50	71.00
Third Quarter	36.00	57.00
Fourth Quarter	44.10	54.00
2002
First Quarter	33.30	48.60
Second Quarter	21.20	36.80
Third Quarter	21.10	32.20
April	30.40	36.80
May	24.70	32.00
June	21.20	26.50
July	21.10	28.50
August	24.00	32.20
September	22.80	29.80

      The principal trading market for the Sonera shares is the Helsinki Exchanges. The table below sets forth, for the periods indicated, the reported high and low market quotations for the Sonera shares (as adjusted for Sonera’s rights offering in December 2001) on the Helsinki Exchanges based on its Daily Official List.

	Price Per Share

	Low	High

	(in €)
1998 (from November 10, 1998)	8.13	13.79
1999	10.16	58.30
2000
First Quarter	38.95	79.54
Second Quarter	32.55	58.22
Third Quarter	21.73	46.58
Fourth Quarter	14.06	25.34
2001
First Quarter	6.67	20.38
Second Quarter	5.82	10.65
Third Quarter	2.23	7.79
Fourth Quarter	2.48	6.50
2002
First Quarter	4.50	6.35
Second Quarter	3.26	5.72
Third Quarter	3.19	4.91
April	4.80	5.72
May	3.90	5.03
June	3.26	4.08
July	3.19	4.46
August	3.67	4.91
September	3.57	4.56

      Effective as of January 1, 1999, shares of companies listed on the Helsinki Exchanges have traded in euros. The share price information set forth above for 1998 represents the euro equivalent of such share prices in Finnish markkas at the conversion rate of FIM 5.94573 to one euro.

      The average trading price of Sonera shares weighted by the trading volume on the Helsinki Exchanges for the 12 months through September 30, 2002 was €4.91 per Sonera share.

      The average trading price of Sonera 1999A warrants issued pursuant to Sonera’s 1999 stock option program weighted by the trading volume on the Helsinki Exchanges for the 12 months through September 30, 2002 was €1.18 per Sonera 1999A warrant.

      Neither Telia nor any of its affiliates as defined in Chapter 6, Section 6 of the Finnish Securities Market Act own any Sonera securities and, consequently, has not purchased any Sonera securities at a price higher than the 12-month volume-weighted average price of Sonera securities.

      To the best knowledge of Telia, Sonera does not own any Telia shares or any securities entitling Sonera to receive Telia shares.

      Sonera 1999B warrants issued pursuant to Sonera’s 1999 stock option program and the Sonera warrants issued pursuant to Sonera’s 2000 stock option program are not traded on the Helsinki Exchanges.

      Since October 13, 1999, Sonera’s shares have been traded in the United States on the Nasdaq National Market under the symbol “SNRA” in the form of ADSs, which are evidenced by ADRs. Each Sonera ADS represents one Sonera share. The depositary for the Sonera ADSs is Citibank, N.A.

      The table below sets forth, for the periods indicated, the reported high and low sales prices for the Sonera ADSs (as adjusted for Sonera’s rights offering in December 2001) on the Nasdaq National Market.

	Low	High

	(U.S. dollars
	per ADS)
1999 (from October 13, 1999)	20.65	59.96
2000
First Quarter	43.87	76.36
Second Quarter	29.74	58.22
Third Quarter	20.29	43.77
Fourth Quarter	13.12	22.04
2001
First Quarter	5.94	18.96
Second Quarter	5.05	9.28
Third Quarter	1.99	6.62
Fourth Quarter	2.26	5.75
2002
First Quarter	3.99	5.72
Second Quarter	3.10	5.02
Third Quarter	3.15	4.61
April	4.16	5.02
May	3.35	4.49
June	3.10	3.85
July	3.15	4.30
August	3.56	4.61
September	3.40	4.60

Dividend Data

Telia

      The Telia shares and Telia ADSs to be issued in connection with the exchange offer will have the same dividend rights as the other currently outstanding Telia shares with respect to the fiscal year 2002 and subsequent years. With respect to the fiscal year ended December 31, 2001, the annual general meeting of shareholders of Telia approved a dividend payment of SEK 0.10 per Telia share and an extra dividend of SEK 0.10 per Telia share, totaling SEK 0.20 per Telia share.

      At an annual general meeting of shareholders of Telia, shareholders may declare dividends upon the recommendation of the Telia board of directors. The amount of dividends may not exceed the amount proposed or approved by the Telia board of directors and is limited by Swedish law.

      According to Swedish law, equity is divided into funds available for distribution, which are called non-restricted funds, and funds not available for distribution, which are called restricted funds. Telia’s shareholders can receive as a distribution only the non-restricted funds in the parent company or the group, whichever is lower. Restricted equity is made up of the share capital, share premium reserve and statutory or legal reserve. Telia’s non-restricted equity in the consolidated accounts includes only that part of a subsidiary’s non-restricted equity that can be assigned to the parent company without having to write down the value of the shares in the subsidiary.

      Telia’s balance sheet also shows the equity component of untaxed reserves as restricted equity. Earnings in associated companies that have not been distributed are reported in Telia’s equity as an equity reserve in restricted reserves. The equity effect of reporting financial instruments at fair value is attributed to a fair value reserve in restricted reserves. Likewise, the difference in equity effect between Telia’s principles for accounting for pensions and relevant Swedish standards is reported in restricted reserves.

      On a long-term basis, Telia intends to distribute as dividends the equivalent of 15 to 25 percent of its annual net income after taxes, unless commercial circumstances at such time dictate another level. Telia will also take into account the dividend payment practices of other major Swedish companies and other European telecommunications operators. Although Telia currently intends to pay annual dividends on Telia’s shares, Telia cannot assure you that dividends will be paid or of the amount of any dividends. Future dividends will depend on a number of factors, including:

•	the then-existing general business conditions;

•	current and expected future financial performance;

•	funding and investment requirements; and

•	other factors that the Telia board of directors considers to be relevant.

      As of December 31, 2001, the total distributable funds of Telia AB amounted to SEK 9,814 million and, for Telia on a consolidated basis, to SEK 14,020 million.

      The Telia board of directors has proposed that Telia’s shareholders shall vote upon a resolution at the extraordinary general meeting of shareholders to reduce Telia’s share premium reserve by a maximum amount of SEK 11,957 million. If such resolution is passed, this amount will be added to Telia’s non-restricted reserves.

      The following table sets forth the annual dividends paid per share with respect to each of the fiscal years indicated.

	Dividend paid per Telia share

Year	SEK	€(1)	$(2)

1997	0.42	0.05	0.05
1998	0.49	0.05	0.06
1999	0.52	0.06	0.06
2000	0.50	0.06	0.05
2001	0.20	0.02	0.02

(1)	Dividend amounts have been translated into euros at the exchange rate published by the European Central Bank for the relevant dividend payment date, from 1998 and onwards. Dividends from prior years have been translated into ECU (European Currency Unit), the forerunner of the euro.

(2)	Dividend amounts have been translated into U.S. dollars at the noon buying rate for the relevant dividend payment date.

      See “DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA — Payment of Dividends.”

      Because Telia will pay dividends in Swedish kronor, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of Telia ADSs.

Sonera

      Under the Finnish Companies Act, the amount of any dividend is limited to the profits and other distributable funds available at the end of the preceding fiscal year for Sonera Corporation or for Sonera on a consolidated basis, whichever is lower.

      Future dividends, and the amount of those dividends, will depend upon, among other things, the following:

•	Sonera’s earnings;

•	Sonera’s financial condition;

•	Sonera’s net debt levels;

•	debt service obligations;

•	Sonera’s capital requirements;

•	development requirements;

•	cash provided by operating activities;

•	applicable restrictions on the payment of dividends under the Finnish Companies Act; and

•	other factors as the Sonera board of directors may deem relevant.

      Subject to the foregoing constraints, the objective of the Sonera board of directors is to recommend to Sonera’s shareholders the payment of an aggregate dividend representing approximately 25 percent of its annual free cash flow, equal to cash provided by operating activities less capital expenditures on fixed assets, for any particular year.

      As of December 31, 2001, the total distributable funds of Sonera Corporation amounted to €2,587.3 million and, for Sonera on a consolidated basis, to €3,069.2 million.

      The following table sets forth the annual dividends per share, as adjusted for Sonera’s rights offering in December 2001, paid by Sonera during each of the financial years indicated:

	Dividend paid per
	Sonera share(1)

Year	€	$

1997	0.04	0.05
1998	0.15	0.16
1999	0.07	0.07
2000	0.10	0.09
2001	0.07	0.06

(1)	Dividend amounts before January 1, 1999 have been restated in euros using the irrevocable conversion rate of €1.00 = FIM 5.94573. Dividend amounts have been translated into U.S. dollars at the noon buying rate for the relevant dividend payment date.

OWNERSHIP OF SECURITIES OF TELIA AND SONERA

Ownership of Telia

      As of August 31, 2002, Telia’s issued and outstanding share capital was SEK 9,603,840,000 consisting of 3,001,200,000 Telia shares, with a par value of SEK 3.20 each. The calculation of percentages in the “Percentage of outstanding shares” column in the table below is based upon the number of Telia shares issued and outstanding on August 31, 2002, plus Telia shares subject to options held by the respective persons or entities on August 31, 2002 and exercisable within 60 days of that date. As of August 31, 2002, the principal shareholders of Telia and their respective holdings were as follows:

	Number of	Percent of
Shareholder	shares	outstanding shares

		(%)
Swedish State(1)	2,118,278,261	70.6
Robur-Fonder	81,621,200	2.7
Alecta	77,727,342	2.6
Fjärde AP-Fonden	40,085,400	1.3
SEB-Fonder	39,833,567	1.3
Nordea Fonder	38,771,670	1.3
Livförsäkrings AB Skandia	34,874,533	1.2
AFA Försäkring	27,359,700	0.9
Andra AP-Fonden	25,305,655	0.8
SEB-Trygg Försäkringar	23,376,500	0.8
Tredje AP-Fonden	18,609,311	0.6
SHB/SPP Fonder	14,081,079	0.5
Första AP-Fonden	13,225,095	0.4
KP Pension & Försäkring	9,267,200	0.3
AMF Pension	7,700,000	0.3
Länsförsäkringar	6,226,497	0.2
Euroclear Bank S.a/n.v lmy	6,159,690	0.2
AMF Pension Fonder	6,095,000	0.2
Nordea Bank Finland Plc	5,756,884	0.2
Skandia Carlson Fonder	2,329,142	0.2
Praktikertjänst Pensionsstiftelser	4,800,000	0.2
Folksam Fonder	4,719,334	0.2
Folksam Försäkringar	4,559,729	0.2
Försäkringsföreningen FSO	4,500,000	0.1
Boston Safe Deposit and Trust Co.	4,264,643	0.1

Total	2,622,527,432	87.4

Members of the Telia board of directors and managers (as a group)(2)(3)	75,001,033	2.5

(1)	The business address and telephone number of the Swedish State is c/o The Swedish Ministry of Industry, Employment and Communications, Jacobsgatan 26, SE-103 33 Stockholm, Sweden, +46-8-4051000.

(2)	Includes 40,085,400 Telia shares beneficially owned by Fjärde AP-Fonden. Marianne Nivert, Telia’s former President and Chief Executive Officer and a current member of the Telia board of directors, is a member of the board of directors of Fjärde AP-Fonden boards of directors. Ms. Nivert may be deemed to have an interest in the Telia shares beneficially owned by Fjärde AP-Fonden within the meaning of Rule 13d-3 under the Exchange Act; however, Ms. Nivert believes that she does not possess the power to direct the voting of these shares and disclaims beneficial ownership of the Telia shares held by Fjärde AP-Fonden.

(3)	Includes 34,874,533 Telia shares beneficially owned by Livförsäkrings AB Skandia, a wholly owned subsidiary of Försäkringsaktiebolaget Skandia. Lars-Eric Petersson, Chairman of the Telia board of directors is also President, Chief Executive Officer and director of Försäkringsaktiebolaget Skandia. Mr. Petersson may be deemed to have an interest in the Telia shares beneficially owned by Livförsäkrings AB Skandia within the meaning of Rule 13d-3 under the Exchange Act; however, Mr. Petersson believes that he does not possess the power to direct the voting of these shares and disclaims beneficial ownership of the Telia shares held by Livförsäkrings AB Skandia.

      VPC has advised Telia that as of August 31, 2002 Telia had 563 shareholders in the United States, representing approximately 0.4 percent of the total number of issued and outstanding Telia shares.

Interest of Telia’s Management

      As of August 31, 2002, members of the Telia board of directors and managers as a group held an aggregate of 75,001,033 shares of Telia AB, including 74,959,933 shares held by affiliated companies and as to which members of Telia’s board of directors disclaim beneficial ownership, which represents approximately 2.5 percent of the outstanding shares of Telia AB. See “DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF TELIA — Compensation” for a discussion of stock options held by Telia’s board of directors and management.

Ownership of Sonera in Telia

      To the best knowledge of Telia, neither Sonera, members of the Sonera board of directors or management, any associated company of Sonera or the Republic of Finland owns any Telia shares or securities.

Ownership of Sonera

      As of August 31, 2002, Sonera’s issued and outstanding share capital was €479,579,743.47, consisting of 1,115,301,729 Sonera shares, without nominal value. Each Sonera share entitles the holder to one vote at general meetings of shareholders. The Finnish State, Sonera’s largest shareholder, does not have different voting rights from Sonera’s other shareholders. The calculation of percentages in the “Percentage of outstanding shares” column in the table below is based upon the number of Sonera shares issued and outstanding on August 31, 2002, plus Sonera shares subject to Sonera warrants held by the respective persons or entities on August 31, 2002 and exercisable within 60 days of that date.

      The principal shareholders of Sonera and their respective holdings were as follows:

	Number of	Percent outstanding
Shareholder	shares	shares

Finnish State(1)	588,880,237	52.8
Ilmarinen Mutual Pension Insurance Company	8,597,552	0.8
The Local Government Pensions Institution	5,304,183	0.5
State’s Pension Institution	4,800,000	0.4
Varma-Sampo Mutual Pension Insurance Company	4,342,675	0.4
LEL Employment Pension Fund	3,473,240	0.3
Mutual Insurance Company Eläke-Fennia	2,784,675	0.2
Suomi Mutual Life Insurance Company	2,270,000	0.2
Kuningas H.& Co	2,125,000	0.2
Suomi Insurance Company	2,000,000	0.2
Members of the Sonera board of directors and managers (as a group)(2)	43,104	— (3)

(1)	The business address and telephone number of the Finnish State is c/o The Finnish Ministry of Transport and Communications, Eteläesplanadi 16-18, FIN-00131 Helsinki, Finland, +358-9-16002.

(2)	Members of the Sonera board of directors and managers also hold warrants exercisable for 3,660,004 Sonera shares, which represent approximately 0.3 percent of the total number of Sonera shares.

(3)	Less than 0.1 percent.

      Sonera currently holds 550,000 of its own shares, equal to approximately 0.05 percent of Sonera’s outstanding shares.

      The depositary has advised Sonera that, as of September 27, 2002, approximately 0.7 percent of outstanding Sonera shares were held in the United States in the form of ADSs by 92 record holders. A significant number of Sonera ADSs are held of record by broker nominees. The number of beneficial owners of Sonera ADSs is unknown but Sonera estimates that the number of beneficial owners of Sonera ADSs was approximately 11,800 as of June 30, 2002.

Interests of Sonera’s Management

      As of September 27, 2002, members of the Sonera board of directors and the members of the executive management team of Sonera held an aggregate of 43,104 Sonera shares, which represented less than one percent of the outstanding shares of Sonera Corporation. In addition, the warrants held by the members and the executive management team, as of September 27, 2002, will, upon their exercise, entitle them to subscribe for an aggregate of 3,660,004 additional shares of Sonera Corporation, which would represent less than one percent of the then outstanding Sonera shares, including the Sonera shares to be subscribed for through exercise of Sonera warrants. See “DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF SONERA — Employee Option Rights,” for a discussion of the warrants held by members of the Sonera board of directors and executive management team.

Ownership of Telia in Sonera

      Neither Telia nor any of its affiliates, as defined in Chapter 6, Section 6 of the Finnish Securities Market Act, owns any Sonera securities or possess any voting rights in Sonera and, consequently, has not purchased any Sonera securities at a price higher than the 12-month volume-weighted average price of Sonera securities.

Ownership of the Combined Company

      Assuming full acceptance of the exchange offer:

•	former Sonera shareholders will own in the aggregate approximately 36 percent and current Telia shareholders will own in the aggregate approximately 64 percent of the issued and outstanding shares of the combined company after the exchange offer is completed; and

•	the Kingdom of Sweden will own approximately 45 percent and the Republic of Finland will own approximately 19 percent of the issued and outstanding shares of the combined company after the exchange offer is completed. The Kingdom of Sweden and Republic of Finland have entered into a shareholders’ agreement regarding, among other things, the voting of their shares in Telia in certain matters. See “SUMMARY OF THE SHAREHOLDERS’ AGREEMENT.”

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited condensed pro forma consolidated financial statements give effect to the merger of Telia and Sonera and the related issuance of Telia shares and Telia warrants assuming that 100 percent of the outstanding shares and warrants of Sonera will be exchanged, no warrants are exercised, and that no cash consideration will be paid. For accounting purposes, the merger will be accounted for as Telia’s acquisition of Sonera using the purchase method of accounting. The final combination of Telia and Sonera will, under IAS, be calculated based on the transaction value and the fair values of Sonera’s identifiable assets and liabilities at the date of exchange of control. Therefore, the actual goodwill amount, as well as other balance sheet items, could differ from the preliminary unaudited condensed pro forma consolidated financial statements presented herein, and in turn affect items in the preliminary condensed pro forma consolidated income statement, such as goodwill amortization, income from associated companies and income taxes. The unaudited condensed pro forma consolidated income statements for the year ended December 31, 2001 and for the six months ended June 30, 2002 give effect to the merger as if the transaction had occurred on January 1, 2001. The unaudited condensed pro forma consolidated balance sheet as of June 30, 2002 gives effect to the merger as if the transaction had occurred on June 30, 2002.

      Telia has presented these unaudited condensed pro forma consolidated financial statements for illustrative purposes only. The unaudited condensed pro forma consolidated financial statements are not necessarily indicative of the actual results of operations or financial position that would have occurred had the merger occurred on the dates indicated, nor are they necessarily indicative of future operating results or financial position. No account has been taken within the unaudited condensed pro forma consolidated financial statements to any synergy or any severance and restructuring costs that may, or may be expected to, occur following the exchange offer.

      The European Commission has conditioned its consent to the merger of Telia and Sonera on Telia’s disposal of its Finnish operations and its Swedish cable TV company Com Hem (the “EU conditions”). We have included these disposals in the unaudited condensed pro forma consolidated financial statements based on historical financial statements, as if they had taken place on January 1, 2001. Other applicable competition or regulatory authorities may also condition their approval of the merger on the disposal of certain operations. No account has been taken within the unaudited condensed pro forma consolidated financial statements to any such additional condition of approval.

      The unaudited condensed pro forma consolidated financial statements are based on the historical financial statements of Telia and Sonera, which are prepared in accordance with IAS and Finnish GAAP, respectively. Finnish GAAP differs in some respects from IAS. Accordingly, the historical financial statements of Sonera have been adjusted to IAS for all periods presented in these unaudited condensed pro forma consolidated financial statements.

      Telia and Sonera each have ownership interests in three entities in Latvia and Lithuania (the “Baltic entities”). Telia and Sonera each account for their investments in those entities under the equity method. After the merger has been completed, these Baltic entities will become controlled subsidiaries of the combined entity. We have included the Baltic entities in the unaudited condensed pro forma consolidated financial statements based on their historical financial statements, as if these entities had been controlled by the combined entity since January 1, 2001.

      Telia has presented the unaudited condensed pro forma consolidated financial statements in accordance with IAS, and have also presented additional information in accordance with U.S. GAAP, for the year ended December 31, 2001, and as of June 30, 2002 and for the six-month period then ended in order to fulfill regulatory requirements in the United States. IAS differs in some respects from U.S. GAAP. We have presented in the notes to the unaudited condensed pro forma consolidated financial statements a reconciliation of the unaudited pro forma consolidated net income and shareholders’ equity under IAS to net income and shareholders’ equity under U.S. GAAP, together with a description of the principal differences. The combined entity will continue to prepare its consolidated financial statements in accordance with IAS, and will also provide additional information in accordance with U.S. GAAP in order to fulfill regulatory requirements in the United States.

      These unaudited condensed pro forma consolidated financial statements are only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Telia and Sonera and other information included or incorporated by reference in this document.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT

for the year ended December 31, 2001
(in millions, except shares and per share data)

										Pro forma consolidated
		Sonera								TeliaSonera
						Baltic	EU	Pro forma
	Telia	Finnish	IAS			entities	conditions	adjustments
	IAS	GAAP	adjustments		IAS	IAS	IAS	IAS		IAS
	SEK	SEK	SEK		SEK	SEK	SEK	SEK		SEK	€	$

	Note 1	Note 2	Note 3			Note 4	Note 5	Note 6			Note 7	Note 8
INCOME STATEMENT DATA
Net sales	57,196	20,245	—		20,245	5,744	(1,275)	(986	)(b)	80,924	8,891.3	8,789.5
Cost of sales	(40,435)	(9,598)	(818	)(a,c,g)	(10,416)	(2,743)	1,437	(288	)(a,b,c)	(52,445)	(5,762.1)	(5,696.1)
Gross income	16,761	10,647	(818)		9,829	3,001	162	(1,274)		28,479	3,129.2	3,093.4
Sales, administrative and research and development expenses	(17,943)	(8,798)	53	(b,g,k)	(8,745)	(1,607)	1,136	(831	)(a,c)	(27,990)	(3,075.3)	(3,040.1)
Other operating revenues and expenses	506	6,949	69	(d,k)	7,018	17	13	—		7,554	830.0	820.5
Income from associated companies	6,136	(1,872)	(1,615	)(e,k)	(3,487)	—	—	(518	)(a,c)	2,131	234.1	231.4
Operating income	5,460	6,926	(2,311)		4,615	1,411	1,311	(2,623)		10,174	1,118.0	1,105.2
Financial revenues and expenses	(652)	(2,811)	(833	)(d,f,h)	(3,644)	(116)	79	—		(4,333)	(476.1)	(470.6)
Income before taxes and minority interests	4,808	4,115	(3,144)		971	1,295	1,390	(2,623)		5,841	641.9	634.6
Income taxes	(2,917)	(321)	795	(j)	474	(42)	(387)	320	(a,c)	(2,552)	(280.5)	(277.3)
Minority interests	(22)	(6)			(6)	—	—	(570	)(c)	(598)	(65.7)	(65.0)
Net income	1,869	3,788	(2,349)		1,439	1,253	1,003	(2,873)		2,691	295.7	292.3
Earnings per share:
Basic	0.62				1.56					0.57	0.06	0.06
Diluted	0.62				1.56					0.57	0.06	0.06
Weighted average number of shares outstanding (in thousands)
Basic	3,001,200				924,346					4,689,380	4,689,380	4,689,380
Diluted	3,001,200				924,346					4,689,380	4,689,380	4,689,380

The accompanying notes are an integral part of the unaudited condensed pro forma consolidated financial statements.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT

for the six-month period ended June 30, 2002
(in millions, except shares and per share data)

										Pro forma consolidated
		Sonera								TeliaSonera
						Baltic	EU	Pro forma
	Telia	Finnish	IAS			entities	conditions	adjustments
	IAS	GAAP	adjustments		IAS	IAS	IAS	IAS		IAS
	SEK	SEK	SEK		SEK	SEK	SEK	SEK		SEK	€	$

	Note 1	Note 2	Note 3			Note 4	Note 5	Note 6			Note 7	Note 8
Net sales	28,231	9,923	—		9,923	3,048	(856)	(414	)(b)	39,932	4,387.4	4,337.1
Cost of sales	(18,344)	(4,704)	(103	)(a,c,g)	(4,807)	(1,469)	847	(220	)(a,b,c)	(23,993)	(2,636.3)	(2,606.0)
Gross income	9,887	5,219	(103)		5,116	1,579	(9)	(634)		15,939	1,751.1	1,731.1
Sales, administrative and research and development expenses	(9,004)	(3,271)	(42	)(b,g)	(3,313)	(885)	516	(413	)(a,c)	(13,099)	(1,439.1)	(1,422.7)
Other operating revenues and expenses	(430)	(1,024)	(3,932	)(d,g,k)	(4,956)	19	(9)	—		(5,376)	(590.7)	(583.8)
Income from associated companies	375	(36,443)	5,906	(c,e,k)	(30,537)	—	—	(228	)(a,c)	(30,390)	(3,339.0)	(3,300.8)
Operating income	828	(35,519)	1,829		(33,690)	713	498	(1,275)		(32,926)	(3,617.7)	(3,576.2)
Financial revenues and expenses	(371)	(279)	430	(d,f,h)	151	(54)	38	—		(236)	(25.9)	(25.6)
Income before taxes and minority interests	457	(35,798)	2,259		(33,539)	659	536	(1,275)		(33,162)	(3,643.6)	(3,601.8)
Income taxes	(308)	11,415	(776	)(j)	10,639	(131)	(154)	147	(a,c)	10,193	1,119.9	1,107.1
Minority interests	8	—	—		—	—	—	(248	)(c)	(240)	(26.3)	(26.1)
Net income	157	(24,383)	1,483		(22,900)	528	382	(1,376)		(23,209)	(2,550.0)	(2,520.8)
Earnings per share:
Basic	0.05				(20.54)					(4.95)	(0.54)	(0.54)
Diluted	0.05				(20.54)					(4.95)	(0.54)	(0.54)
Weighted average number of shares outstanding (in thousands)
Basic	3,001,200				1,114,752					4,689,380	4,689,380	4,689,380
Diluted	3,001,200				1,114,752					4,689,380	4,689,380	4,689,380

The accompanying notes are an integral part of the unaudited condensed pro forma consolidated financial statements.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

as of June 30, 2002
(in millions)

											Pro forma consolidated
		Sonera									TeliaSonera
							Baltic	EU	Pro forma
	Telia	Finnish	IAS				entities	conditions	adjustments
	IAS	GAAP	adjustments		IAS		IAS	IAS	IAS		IAS
	SEK	SEK	SEK		SEK		SEK	SEK	SEK		SEK	€	$

	Note 1	Note 2	Note 3				Note 4	Note 5	Note 6			Note 7	Note 8
ASSETS
Intangible fixed assets	27,233	823	172	(g)	995		630	(44)	28,611	(a,c)	57,425	6,309.4	6,237.1
Tangible fixed assets	45,700	10,904	88	(a,c)	10,992		6,259	(1,726)	—		61,225	6,727.0	6,649.9
Interest-bearing financial fixed assets	7,869	1,633	(129	)(d)	1,504		2	142	—		9,517	1,045.6	1,033.6
Deferred tax benefit	1,814	10,604	(142	)(j)	10,462		—	(9)	—		12,267	1,347.9	1,332.4
Other non-interest-bearing financial fixed assets	10,012	12,889	1,814	(b,c,e,	f	) 14,703	13	—	(2,690	)(c)	22,038	2,421.4	2,393.7

Total fixed assets	92,628	36,853	1,803		38,656		6,904	(1,637)	25,921		162,472	17,851.3	17,646.7
Interest-bearing current receivables	4,119	280	—		280		—	(2)	—		4,397	483.1	477.6
Inventories, other non-interest-bearing current receivables	19,209	4,973	74	(h,i)	5,047		1,129	(503)	(300	)(b)	24,582	2,700.8	2,669.8
Short-term investments	226	8,751	—		8,751		—	—	—		8,977	986.3	975.0
Cash and cash equivalents	3,027	747	—		747		609	(4)	—		4,379	481.1	475.6

Total current assets	26,581	14,751	74		14,825		1,738	(509)	(300)		42,335	4,651.3	4,598.0
TOTAL ASSETS	119,209	51,604	1,877		53,481		8,642	(2,146)	25,621		204,807	22,502.6	22,244.7

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	59,728	16,894	1,802		18,696		5,582	—	19,180	(a,c)	103,186	11,337.3	11,207.3
Minority interests	245	7	—		7		2	—	2,409	(c)	2,663	292.6	289.2
Provisions for pensions	1,794	—	—		—		—	(35)	—		1,759	193.3	191.1
Deferred tax liability	7,270	288	181	(j)	469		1,081	(7)	3,148	(a,c)	11,961	1,314.1	1,299.1
Other provisions	3,411	—	—		—		—	(9)	—		3,402	373.8	369.5

Total provisions	12,475	288	181		469		1,081	(51)	3,148		17,122	1,881.2	1,859.7
Long-term loans	20,933	20,352	(154	)(h)	20,198		364	(401)	1,184	(a)	42,278	4,645.2	4,591.9
Short-term loans	2,850	8,643	—		8,643		531	(1,126)	—		10,898	1,197.4	1,183.7
Non-interest-bearing liabilities	22,978	5,420	48	(h)	5,468		1,082	(568)	(300	)(b)	28,660	3,148.9	3,112.9

Total liabilities	46,761	34,415	(106)		34,309		1,977	(2,095)	884		81,836	8,991.5	8,888.5
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	119,209	51,604	1,877		53,481		8,642	(2,146)	25,621		204,807	22,502.6	22,244.7

The accompanying notes are an integral part of the unaudited condensed pro forma consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Note 1: Historical financial statements of Telia

      These columns reflect Telia’s historical consolidated income statements for the year ended December 31, 2001 and for the six months ended June 30, 2002 and balance sheet as of June 30, 2002, prepared and presented in accordance with IAS.

Note 2: Historical financial statements of Sonera

      These columns reflect Sonera’s historical consolidated income statements for the year ended December 31, 2001 and for the six months ended June 30, 2002 and balance sheet as of June 30, 2002, prepared and presented in accordance with Finnish GAAP.

      Certain reclassifications have been made to Sonera’s income statement to conform to the presentation format in these unaudited condensed pro forma consolidated financial statements. Such reclassifications have no impact on income before income taxes and minority interests or net income.

      Certain reclassifications have also been made to Sonera’s balance sheet to conform to the presentation format in these unaudited condensed pro forma consolidated financial statements. Such reclassifications have no impact on shareholders’ equity or total assets.

      Sonera presents its financial statements in euros. For the purposes of these unaudited condensed pro forma consolidated financial statements, Sonera’s income statements and balance sheet have been translated into SEK at the following exchange rates:

SEK/EUR

Income statement for the year ended December 31, 2001: average exchange rate for the year	9.2551
Income statement for the six months ended June 30, 2002: average exchange rate for the six months	9.1579
Balance sheet as of June 30, 2002: exchange rate as of June 28, 2002	9.1015

      Certain of Sonera’s long-term debt agreements contain provisions that could require Sonera to repay the debt upon a change in control. The unaudited condensed pro forma consolidated balance sheet assumes that the change in control will not result in the repayment of the debt outstanding under these agreements, and therefore, outstanding long-term debt amounts have not been reclassified as current.

Note 3: Sonera IAS adjustments

      Sonera prepares its consolidated financial statements in accordance with Finnish GAAP, which differs in certain material respects from IAS. For purposes of preparing the unaudited condensed pro forma consolidated financial statements, Sonera’s historical financial statements have been restated to conform to IAS. Many of the adjustments are the same or substantially the same as the adjustments to conform to U.S. GAAP. See Note 24 to Sonera’s consolidated financial statements as of and for the years ended December 1999, 2000 and 2001 and Note 12 to Sonera’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended June 30, 2002, each included elsewhere in this document.

      Those adjustments that have a material effect are as follows. The euro-denominated adjustments that Sonera has made to restate its historical financial statements to IAS, have been converted into Swedish kronor using the exchange rates in Note 2 above.

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(a)     Depreciation method

      Under Finnish GAAP, as of January 1, 1997, Sonera changed its depreciation method for telecommunications networks from the declining-balance method to the straight-line method. Under IAS, Sonera has followed the straight-line method also for all periods prior to 1997, and has adjusted the depreciation expense accordingly.

      For the year ended December 31, 2001, this adjustment resulted in cost of sales increasing by SEK 120 million (€13 million). As of and for the six months ended June 30, 2002, tangible fixed assets were increased by SEK 45 million (€5 million) and cost of sales increased by SEK 30 million (€3 million).

(b)     Pensions and other post-retirement benefits

      Under Finnish GAAP, pension expense consists of the contributions paid to the Sonera Pension Fund or to insurance companies. As with U.S. GAAP, Sonera has concluded that its pension plan for services provided up to the age of 55 is a defined benefit plan under IAS and has determined its pension expense and liability using the same assumptions as in its U.S. GAAP reconciliation. Sonera has concluded that the pension obligation for services provided from age 55 to 65 are multi-employer plans accounted for as defined contribution plans under IAS and U.S. GAAP, and there is no difference from the Finnish GAAP expenses recorded. As Sonera shares disability expense with the Finnish state for a majority of its employees, based on years of service, Sonera accounts for its disability plan liability and expense as a defined benefit plan as service is rendered.

      For the year ended December 31, 2001, this adjustment resulted in sales, administration and research and development expenses being reduced by SEK 68 million (€7 million). As of and for the six months ended June 30, 2002, other non-interest-bearing financial fixed assets were increased by SEK 417 million (€46 million) and sales, administration and research and development expenses were increased by SEK 41 million (€5 million).

(c)     Write-downs

      Under Finnish GAAP, Sonera recorded a write-down on certain assets related to its analog NMT network in 1998. Some of these assets are commonly used by several operations. Under IAS, it is not allowed to record an impairment loss on the commonly used assets. Instead, the useful lives of these assets were accelerated under IAS.

      For the year ended December 31, 2001, this adjustment increased cost of sales by SEK 88 million (€9 million). As of and for the six months ended June 30, 2002, the carrying value of tangible fixed assets was increased by SEK 43 million (€5 million) and cost of sales increased by SEK 43 million (€5 million).

      As of June 30, 2002, under Finnish GAAP, Sonera recorded write-downs on its UMTS investments in Group 3G UMTS Holding GmbH of Germany and Ipse 2000 S.p.A. of Italy, totaling €4,280 million before deferred tax benefit. Under IAS, the write-downs amounted to SEK 36,609 million (€3,998 million), of which SEK 3,997 million (€437 million) increased other expenses. The carrying value of Sonera’s investment in Group 3G under IAS before the write-down was different from Finnish GAAP due to differences in interest capitalization. See Note 3(f). Additionally, under IAS, the carrying value of SEK 1,820 million (€200 million) after the write-down reflects the weighted average of expected option value in these investments.

      For the six months ended June 30, 2002, this adjustment decreased the loss from associated companies by SEK 2,588 million (€283 million).

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(d)     Marketable securities

      Under Finnish GAAP, Sonera accounts for its investments in marketable securities at the lower of cost or market value and the unrealized changes are recorded in the income statement as write-downs or reversals of write-downs. Under IAS, Sonera reports all marketable securities classified as “available-for-sale” at fair value, and records the unrealized gains and losses as a separate component of shareholders’ equity, unless there is an impairment, in which case a write-down is recorded in the income statement. A reversal of impairment is recognized only if a subsequent increase in value can be related objectively to an event occurring after the loss was recognized. Sonera has not recognized any impairment reversals under IAS.

      For the year ended December 31, 2001, adjusting to IAS resulted in other operating expenses and financial expenses net increasing by SEK 62 million (€7 million) and SEK 586 million (€63 million), respectively. For the six months ended June 30, 2002, the adjustment resulted in other operating expenses decreasing by SEK 16 million (€2 million) and financial expenses net decreasing by SEK 525 million (€57 million). As of June 30, 2002, interest-bearing financial fixed assets decreased by SEK 129 million (€14 million).

(e)     Associated companies

      Under Finnish GAAP, Sonera uses financial statements reported by its associated companies that are materially consistent with either IAS or U.S. GAAP.

          • Accounting for hyperinflationary economies

      Turkcell Iletisim Hizmetleri A.S., a company in which Sonera currently has a 37.1 percent direct and indirect interest and Fintur Holdings B.V., a company in which Sonera had a 35.31 percent interest during the periods presented, report their consolidated financial statements under U.S. GAAP in U.S. dollars, in accordance with SFAS No. 52 “Foreign Currency Translation” as applied to entities in hyper inflationary economies and therefore remeasure their transactions into U.S. dollars. IAS has a different technique to restate the financial statements of entities in hyper inflationary economies. IAS 21 “The Effects of Changes in Foreign Exchange Rates” would require Turkcell and Fintur to prepare Turkish lira financial statements and to restate those financial statements for the impact of inflation, based on the general price index. After restating for inflation, the financial statements would be translated into euros for inclusion in Sonera’s financial statements using the equity method of accounting.

      For the year ended December 31, 2001, adjusting to IAS 21 would entail an estimated reduction in income from associated companies by SEK 1,441 million (€156 million). As of and for the six months ended June 30, 2002, the adjustment would entail an estimated reduction of other non-interest-bearing financial fixed assets by SEK 369 million (€41 million) and an estimated increase in income from associated companies by SEK 1,295 million (€141 million).

          • Other adjustments

      Other adjustments that Sonera has made to adjust to IAS in relation to its associated companies reduced income from associated companies by SEK 30 million (€3 million) for the year ended December 31, 2001, and by SEK 12 million (€1 million) for the six months ended June 30, 2002. As of June 30, 2002, these adjustments reduced other non-interest-bearing financial fixed assets by SEK 55 million (€6 million).

(f)     Capitalization of interest

      Under Finnish GAAP, Sonera capitalizes interest cost on all assets that require a period of time to get them ready for their intended use. The accounting principle used by Sonera is the same as would be required under U.S. GAAP. Under IAS, interest cost can not be capitalized in the consolidated financial statements

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

when the construction activities are undertaken by an associated company. Accordingly, the interest capitalization related to Sonera’s investments in associated companies has been reversed for IAS purposes.

      For the year ended December 31, 2001, reversing the interest capitalization resulted in financial expenses being increased by SEK 415 million (€45 million). As of and for the six months period ended June 30, 2002, the adjustment resulted in the carrying value of other non-interest-bearing financial fixed assets being reduced by SEK 751 million (€83 million) and financial expenses being increased by SEK 191 million (€21 million).

(g)     Business combinations

      Sonera’s acquisitions in 2000 of Across Holding AB and iD2 Holding AB are accounted for under the purchase method of accounting under IAS. Under IAS, an impairment loss of €704 million (SEK 6,407 million) was recorded for the year ended December 31, 2000, to reduce the carrying value of goodwill and identified intangible assets down to their estimated recoverable amount. Under Finnish GAAP, Sonera did not record goodwill on these two acquisitions in accordance with the interpretation No. 1591/ 1999 by the Finnish Accounting Board.

      For the year ended December 31, 2001, applying the purchase method led to an increase in cost of sales and in sales, administration and research and development expenses by SEK 610 million (€66 million) and SEK 28 million (€3 million), respectively. As of June 30, 2002, adjusting led to an increase of the carrying value of intangible fixed assets by SEK 171 million (€19 million). For the six months ended June 30, 2002, cost of sales and sales, administration and research and development expenses increased by SEK 30 million (€3 million) and SEK 1 million (€0.1 million), respectively.

      Under IAS, Sonera has performed an impairment test for all assets of Sonera SmartTrust, including goodwill paid for the Across and iD2 acquisitions, as of June 30, 2002. The outcome of the impairment test did not support the remaining carrying value of goodwill and identified intangible assets and Sonera recorded an impairment loss of SEK 1,913 million (€209 million) on those assets for the six months ended June 30, 2002. The carrying values of goodwill and identified intangible assets after recording the impairment loss as of June 30, 2002 were reduced by SEK 163 million (€18 million) and by SEK 9 million (€1 million), respectively.

(h)     Derivative financial instruments

      Under Finnish GAAP, Sonera does not record interest rate derivatives at fair value. Under IAS, all derivatives are recorded in the balance sheet at fair value. The changes in the fair value of derivatives are recorded either in earnings or in a separate component of shareholders’ equity, depending on the intended use and designation of the derivative at its inception.

      For the year ended December 31, 2001, adjusting to IAS resulted in net financial expenses being reduced by SEK 168 million (€18 million). As of June 30, 2002, the carrying value of inventories and other non-interest-bearing current receivables were increased by SEK 99 million (€11 million), while long-term loans decreased by SEK 154 million (€17 million) and non-interest-bearing liabilities were increased by SEK 48 million (€5 million). For the six months ended June 30, 2002 net financial expenses were reduced by SEK 96 million (€11 million).

(i)     Allowance for doubtful accounts

      Under Finnish GAAP, Sonera uses the direct write-off method for bad debt. Amounts are generally written off directly after 90 days after the due date. Under IAS, an allowance for doubtful accounts is established for estimated bad debt included in accounts receivable. Sonera continuously evaluates the collectibility of accounts receivable, and has established a valuation allowance for IAS based on its past experience.

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

      For the year ended December 31, 2001 and for the six months ended June 30, 2002, the adjustment did not affect the income statement. As of June 30, 2002, adjusting entailed reducing the carrying value of inventories and other non-interest-bearing current receivables by SEK 25 million (€3 million).

(j)     Income taxes

      This item includes the deferred tax effects of the adjustments to conform to IAS. For the year ended December 31, 2001, the above-mentioned adjustment items in total entailed a net reduction of income tax expense by SEK 250 million (€27 million). As of June 30, 2002, the adjustment in total entailed increasing the deferred tax liability by SEK 181 million (€20 million) and decreasing the deferred tax benefit by SEK 491 million (€54 million). For the six months ended June 30, 2002, income tax expense net increased by SEK 588 million (€64 million).

      Additionally, under Finnish GAAP, Sonera is allowed to choose not to record a deferred tax asset in certain circumstances. As of December 31, 2001 and as of June 30, 2002, Sonera has chosen not to record a deferred tax benefit for the excess of the tax basis over the amount for financial reporting purposes of an investment in a consolidated subsidiary. Under IAS, Sonera has recognized a deferred tax benefit for this temporary difference to the extent it is probable that the temporary difference will be realized.

      For the year ended December 31, 2001, adjusting to IAS in this respect resulted in a reduction in income tax expense by SEK 545 million (€59 million). As of and for the six months ended June 30, 2002, the adjustment resulted in an increase of the deferred tax benefit by SEK 349 million (€38 million) and an increase in income tax expense by SEK 188 million (€21 million).

(k)     Reclassifications

      Two items in Sonera’s application of IAS have been reclassified to comply with Telia’s application of IAS.

•	In its historical financial statements adjusted for IAS, Sonera reports capital gains and losses from sale of shares in associated companies in other income statement line items than Telia, which classifies them as income from associated companies. For the year ended December 31, 2001, these reclassifications reduced sales, administration and research and development expenses and other operating expenses by SEK 13 million (€2 million) and SEK 131 million (€14 million), respectively, and reduced income from associated companies by SEK 144 million (€16 million). For the six months ended June 30, 2002, reclassifying increased other operating expenses net by SEK 2,035 million (€222 million) and increased income from associated companies by the same amount.

•	In its historical financial statements adjusted for IAS, Sonera includes in “Trade accounts receivable” amounts due by customers, which have not yet been invoiced. Such items are reclassified to “Prepaid expenses and accrued income” to conform to Telia’s presentation.

Note 4: Jointly controlled Baltic entities

      These columns reflect the historical financial statements of the following companies that will become controlled subsidiaries of the combined company:

•	AB Lietuvos Telekomas. Together Telia and Sonera hold a 60 percent interest in the company, which is the largest provider of fixed-line telecommunications services in Lithuania. In 2001, Lietuvos Telekomas reported under IAS revenues of SEK 2,735 million (€300 million) and net income of SEK 469 million (€51 million). For the six months ended June 30, 2002, Lietuvos Telekomas reported revenues of SEK 1,298 million (€143 million), net income of SEK 102 million (€11 million). Total assets were SEK 5,234 million (€575 million) as of June 30, 2002.

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

•	UAB Omnitel. Together Telia and Sonera hold a 55 percent interest in the company, which is the largest GSM operator in Lithuania. In 2001, Omnitel reported under U.S. GAAP revenues of SEK 1,270 million (€140 million) and net income of SEK 292 million (€32 million). For the six months ended June 30, 2002, Sonera and Telia used preliminary results which showed Omnitel’s revenues to be SEK 859 million (€94 million), net income to be SEK 164 million (€18 million), and total assets as of June 30, 2002 to be SEK 1,665 million (€183 million). These amounts are not expected to differ significantly when finalized.

•	Latvijas Mobilais Telefons SIA (LMT). Together Telia and Sonera hold a 49 percent interest in the company, which is the largest GSM operator in Latvia. Additionally, Lattelekom SIA, in which Sonera has a 49 percent interest, holds a 23 percent interest in Latvijas Mobilais Telefons. In 2001, Latvijas Mobilais Telefons reported under IAS revenues of SEK 1,739 million (€191 million) and net income of SEK 492 million (€54 million). For the six months ended June 30, 2002, Sonera and Telia used preliminary results which showed LMT’s revenues to be SEK 890 million (€98 million), net income to be SEK 262 million (€29 million), and total assets as of June 30, 2002 to be SEK 1,518 million (€167 million). These amounts are not expected to differ significantly when finalized. Together Telia and Sonera have the power to nominate four members to the board of directors of LMT consisting of seven members. For purposes of preparing the unaudited condensed pro forma consolidated financial statements, Telia and Sonera have determined that the power to nominate a majority of the members of the board of directors of LMT will give the combined company control in LMT.

      Telia and Sonera have determined that there are currently no such terms or conditions in the shareholders’ agreements or the company statutes related to these companies, which would prevent the combined company from exercising its control in these companies.

      The Baltic entities have been included in the unaudited condensed pro forma consolidated financial statements based on their historical financial statements. Certain reclassifications have been made to the income statements and balance sheets of these companies to conform to the presentation format in these unaudited condensed pro forma consolidated financial statements. Such reclassifications do not impact the results of operations and shareholders’ equity of these companies.

      For purposes of these unaudited condensed pro forma consolidated financial statements, the income statements of the Baltic entities have been translated into Swedish kronor using the average exchange rate for the applicable period. The balance sheets have been translated into Swedish kronor using the exchange rate as of the balance sheet date.

Note 5: Complying with EU conditions for the merger

      These columns reflect the fact that the European Commission, among other things, conditioned its consent to the TeliaSonera merger on Telia’s disposal of its Finnish operations and its Swedish cable TV company Com Hem. Telia’s Finnish operations comprise mobile telephony operations, a dealership chain and a wireless LAN business.

      The disposals of these operations have been included in the unaudited condensed pro forma consolidated financial statements based on historical financial statements as included in Telia’s consolidated financial statements under IAS and as if they had taken place on January 1, 2001.

      For purposes of these unaudited condensed pro forma consolidated financial statements, we have anticipated the proceeds from the disposals to equal the value of the net assets in the operations to be divested.

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Note 6: Pro forma adjustments

(a)     Accounting acquirer and application of the purchase method of accounting

      Telia has concluded that it is the accounting acquirer under IAS based on an analysis of the terms of the merger and related agreements and the requirements of IAS 22. Among the factors considered were:

•	The fair value (based on market capitalization) of Telia and Sonera was SEK 76.8 billion (€8.4 billion) and SEK 39.1 billion (€4.3 billion), respectively, as of June 28, 2002.

•	Under IAS, Telia’s total assets were SEK 119.2 billion (€13.1 billion) and Sonera’s total assets were SEK 53.5 billion (€5.9 billion) as of June 30, 2002. For the year ended December 31, 2001, revenues and net income were SEK 57.2 billion (€6.3 billion) and SEK 1.9 billion (€200 million), respectively, for Telia and SEK 20.2 billion (€2.2 billion) and SEK 1.4 billion (€200 million), respectively, for Sonera. For the six months ended June 30, 2002, revenues and net income were SEK 28.2 billion (€3.1 billion) and SEK 0.2 billion (€20 million), respectively, for Telia and SEK 9.9 billion (€1.1 billion) and SEK (22.9) billion (€(2.5) billion), respectively, for Sonera.

•	After the TeliaSonera merger, the voting interest in Telia of the current Telia shareholders and former Sonera shareholders will be approximately 64 percent and approximately 36 percent, respectively, assuming that all Sonera shares are exchanged for Telia shares.

•	After the TeliaSonera merger, the minority interests of Telia’s and Sonera’s two principal shareholders, the Kingdom of Sweden and the Republic of Finland, will be 45 percent and 19 percent, respectively, assuming that all Sonera shares are exchanged for Telia shares.

•	Telia will pay a premium of 10.4 percent for Sonera shares in the exchange offer based upon the average of the market price of both companies’ shares during the period from March 22 to March 28, 2002, a few trading days before and after the announcement of the transaction.

      Pursuant to the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland, the board of directors of the combined company will consist of nine members, including Tapio Hintikka, the current chairman of the board of Sonera, Lars-Eric Petersson, the current chairman of the board of Telia, three members to be nominated by the nominating committee of the Sonera board of directors, three members to be nominated by the nominating committee of the shareholders of Telia and one independent director, who is currently not a member of the board of directors of either Telia or Sonera, to be nominated by the current chairmen of the boards of directors of Telia and Sonera.

      After considering all these factors, we have concluded that the preponderance of evidence supports Telia as the accounting acquirer.

      Under the purchase method of accounting, Telia will allocate the total purchase price to Sonera’s assets and liabilities based on their relative fair values. The allocation reflected herein is subject to completion of valuations as of the date of the consummation of the acquisition. Consequently, the actual allocation of the purchase price could differ from that presented herein.

      Some of the assets of Sonera that may affect the amount of goodwill at the completion of the exchange offer are as follows:

•	Intangible assets other than goodwill. Sonera has licenses in Finland to provide NMT, GSM, UMTS and fixed network telephony services. All licenses have been granted either free of charge or against a nominal payment. Accordingly, Sonera’s licences in Finland have a zero book value. As of June 30, 2002, the number of Sonera mobile customers in Finland was approximately 2.5 million and the number of fixed network access lines was approximately 0.7 million.

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

•	Tangible assets. Sonera has a nationwide GSM 900 network in Finland, complemented by an integrated GSM 1800 network in densely populated areas. For its fixed network operations, Sonera has a digital local network in its service areas, digital regional and trunk networks in Finland, and an international network. The book value of Sonera’s telecommunications networks was €860 million (SEK 7,831 million) under IAS as of June 30, 2002.

•	Investments. Sonera has significant investments in associated companies and other minority shareholdings. As of June 30, 2002, under IAS, the carrying value of Sonera’s investments and shareholder loans receivable in associated companies totaled €1,551 million (SEK 14,120 million) and the carrying value of investments in other minority shareholdings totaled €132 million (SEK 1,200 million). As of June 30, 2002, the largest individual carrying values of investments (investments in shares and loans receivable) in associated companies were €467 million (SEK 4,250 million) in Turkcell Iletisim Hizmetleri A.S., €306 million (SEK 2,785 million) in Lattelekom SIA, and €210 million (SEK 1,910 million) in AB Lietuvos Telekomas. The largest individual carrying value of investments (investments in shares and loans receivable) in other minority shareholdings was €72 million (SEK 654 million) in Xfera Móviles, S.A.

      The above list is not exhaustive, and there may be other assets and liabilities which may have to be adjusted for fair value when the actual and final valuations and allocations are made after completing the exchange offer.

      Telia will complete the determination of fair values and the allocation of purchase price after the completion of the exchange offer. The determination of fair values will be based on an independent appraisal. Given the information available when preparing these unaudited condensed pro forma consolidated financial statements, management does not anticipate the final purchase price allocation to differ materially from the one presented herein.

      These unaudited condensed pro forma consolidated financial statements have been prepared and presented using an assumption that 100 percent of the outstanding Sonera shares and Sonera warrants will be exchanged into Telia shares and Telia warrants, respectively, that no Sonera warrants are exercised and that no cash consideration will be paid.

      Under IAS, the aggregate purchase price was calculated as follows:

Sonera shares outstanding	1,114,751,729
Exchange ratio into Telia shares	1.51440
Equivalent number of Telia shares	1,688,180,018
Telia share price(1)	SEK 25.60

	SEK million	€ million(2)

Estimated fair value of Telia shares issued	43,217	4,749
Estimated fair value of Telia warrants issued(3)	248	27
Estimated transaction related expenses(4)	1,184	130

Total estimated purchase price consideration(5)	44,649	4,906

(1)	Telia shares issued to Sonera shareholders in consideration for the merger would be valued based on the quoted market price as of the completion date of the transaction. The share price used herein is based on the closing price of Telia share on June 28, 2002. For each SEK 1.00 increase or decrease in Telia share price, the merger consideration amount would increase or decrease by approximately SEK 1,688 million (approximately €185 million) and annual amortization would increase or decrease by approximately SEK 84 million (approximately €9 million).

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(2)	The unaudited condensed pro forma consolidated Swedish krona amounts have been converted into euros solely for the convenience of the reader at the June 28, 2002 exchange rate, which was SEK 1.00 = €0.1099 (€1.00 = SEK 9.1015).

(3)	This amount represents the estimated fair value, based on a Black-Scholes valuation, of the Telia warrants expected to be issued in exchange for outstanding Sonera warrants upon completion of the Telia/ Sonera merger. The calculation is based on the number of Sonera warrants outstanding and the closing market price of Telia, calculated as a weighted average price, and assuming an exchange ratio of one Telia warrant for each Sonera warrant. Assumptions were also made based on the current information or plans for the exercise prices and other terms and conditions of the Telia warrants, expected volatility of the share of the combined company, expected dividend rate of the combined company, expected average life of options, and the discount rate. Actual and final valuations may differ from those reflected herein. There was no intrinsic value for the outstanding unvested warrants.

(4)	Anticipated transaction related expenses to be capitalized by the combined company as a result of the TeliaSonera merger represent bankers’ fees, the possible 1.6 percent Finnish share transfer tax payable by Telia for all shares acquired from Sonera shareholders residing in Finland, and the transaction related legal, accounting and other fees and expenses.

(5)	As discussed under the “RISK FACTORS — Risks Related to the Exchange Offer — The exchange offer may result in the combined company being obliged to make a tender offer for all of the issued and outstanding shares of Turkcell,” elsewhere in this prospectus, the TeliaSonera merger could under certain circumstances trigger a requirement for the combined company to make an offer to purchase all of the remaining issued and outstanding shares of Turkcell, a Turkish mobile operator in which Sonera currently, directly and indirectly, holds an approximately 37.1 percent interest. While the Turkish Capital Markets Board officials have indicated to Telia and Sonera that the Turkish Capital Markets Board may be willing to grant an exemption, there can be no assurance that such an exemption will ultimately be granted. In the event an exemption were not granted, TeliaSonera could be required after the completion of the TeliaSonera merger to make an offer to purchase all the outstanding shares of Turkcell not held by Sonera at the then prevailing market price.

On June 28, 2002, the closing price of the Turkcell shares on the Istanbul Stock Exchange was 7,000 Turkish lira, giving the issued and outstanding shares of Turkcell not currently held by Sonera an estimated aggregate market value of approximately SEK 13,209 million (€1,451 million), based on the Turkish lira to Swedish kronor exchange rate on June 28, 2002. An acquisition by the combined company would under this assumption, if paid in cash, mean an increase in interest-bearing debt of the combined company by the same amount. Furthermore, an acquisition would result in additional goodwill of approximately SEK 5,915 million (€650 million), after valuing the trade name to approximately SEK 921 million (€101 million) resulting in a deferred tax liability of SEK 304 million (€33 million). Assuming an amortization period of 20 years for the trade name and for the additional goodwill, the annual amortization would increase by approximately SEK 342 million (€38 million) and the deferred tax would decrease by approximately SEK 15 million (€1.6 million).

For each 10 percent increase or decrease in Turkcell share price, with other things constant, the purchase price and interest-bearing debt would increase or decrease by approximately SEK 1,321 million (€145 million) and annual amortization would increase or decrease by approximately SEK 66 million (€7 million), while deferred tax would not change. For each 10 percent increase or decrease in the Turkish lira to Swedish krona exchange rate, with other things constant, the purchase price and interest-bearing debt would increase or decrease by approximately SEK 1,321 million (approximately €145 million) and annual amortization would increase or decrease by approximately SEK 34 million (€4 million) and the deferred tax would decrease or increase by approximately SEK 2 million (€0.2 million).

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

      The estimated excess of purchase price consideration over the approximate value of Sonera’s net assets, the estimated fair value adjustments and the estimated goodwill are as follows:

	SEK million	€ million(1)

Total estimated purchase price consideration	44,649	4,906
Less: approximate value of Sonera’s net assets under IAS	(18,696)	(2,054)

Estimated excess of purchase price consideration over approximate value of Sonera’s net assets under IAS	25,953	2,852

Less: Estimated fair value of trade names	(1,638)	(180)
Less: Estimated fair value of licenses and contractual agreements	(5,735)	(630)
Less: Estimated fair value adjustment of investments in associated companies and other equity holdings	(3,622)	(398)
Deferred tax	3,189	350

Estimated goodwill	18,147	1,994

(1)	The unaudited condensed pro forma consolidated Swedish krona amounts have been converted into euros solely for the convenience of the reader at the June 28, 2002 exchange rate, which was SEK 1.00 = €0.1099 (€1.00 = SEK 9.1015).

      Remaining useful economic lives have been estimated to be five years for trade names and leased lines, 15 years for GSM licenses in Finland, and 20 years for mobile roaming and interconnection agreements and the UMTS license in Finland. The preliminary estimated amortization on fair value adjustments of these other intangible assets would be €74 million per year, recorded as operating expenses by function as follows:

	Year ended		Six months ended
	December 31, 2001		June 30, 2002

	SEK million	€ million	SEK million	€ million

Cost of sales	352	38	174	19
Sales, administration and research and development	333	36	165	18

Total effect on operating income	685	74	339	37

      Amortization on other intangible assets reduces deferred tax expenses by SEK 199 million (€21 million) for the year ended December 31, 2001 and by SEK 98 million (€11 million) for the six months ended June 30, 2002.

      Remaining useful economic lives for fair value adjustments to the book values of investments in associated companies have been estimated to be ten years. The preliminary estimated amortization on these fair value adjustments would be €40 million per year (SEK 368 million for the year ended December 31, 2001 and SEK 182 million for the six months ended June 30, 2002), recorded under income from associated companies. Amortization reduces deferred tax expenses by €12 million per year (SEK 107 million for the year ended December 31, 2001 and SEK 53 million for the six months ended June 30, 2002).

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

      It has further been estimated that the combined company will amortize goodwill arising from the merger over an economic useful life of 20 years under IAS. The estimated adjustment necessary to record the amortization on the resulting goodwill would be €100 million per year, recorded as operating expenses by function as follows:

	Year ended		Six months ended
	December 31, 2001		June 30, 2002

	SEK million	€ million	SEK million	€ million

Cost of sales	549	60	271	30
Sales, administration and research and development	374	40	185	20

Total	923	100	456	50

      After the completion of the exchange offer and the allocation of the purchase price to assets and liabilities of Sonera, the actual and final amount of goodwill and the resulting annual amortization may be lower or higher than the amount presented in these unaudited condensed pro forma consolidated financial statements. However, given the information available when preparing these unaudited condensed pro forma consolidated financial statements, management does not anticipate the final purchase price allocation to differ materially from the one presented herein.

(b)     Intercompany transactions

      All estimated intercompany receivables, payables, income and expenses have been eliminated. These amounts consist of intercompany transactions between Telia and Sonera, between Telia and the Baltic entities included in this pro forma consolidation, between Sonera and the Baltic entities, and among the Baltic entities.

      The amount of intercompany sales and purchases totaled SEK 986 million (€107 million) for the year ended December 31, 2001 and SEK 414 million (€45 million) for the six months ended June 30, 2002. As the intercompany purchases are network-related, like interconnect, roaming and international settlements, they were classified as cost of sales. The amount of intercompany receivables and payables totaled SEK 300 million (€33 million) as of June 30, 2002.

(c)     Consolidation of Baltic entities

      As discussed in Note 4 above, three Baltic entities in Latvia and Lithuania will become controlled subsidiaries of the combined entity, and have been included in the unaudited condensed pro forma consolidated financial statements as subsidiaries. Telia and Sonera each have accounted for their investments in the Baltic entities under the equity method in their historical financial statements.

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

      The pro forma adjustments related to these entities are as follows:

•	Reversal of income from associated companies, including goodwill amortization, totaling SEK 150 million (€16 million) for the year ended December 31, 2001 and SEK 46 million (€5 million) for the six months ended June 30, 2002, that Telia and Sonera have recorded in respect of these entities in their historical financial statements. The goodwill amortization, annually amounting to Lithuanian litas 192 million (SEK 497 million), is reclassified as operating expenses to functional line items, as follows:

	Year ended		Six months ended
	December 31, 2001		June 30, 2002

	SEK million	€ million	SEK million	€ million

Cost of sales	373	41	189	20
Sales, administration and research and development	124	14	63	7

Total	497	55	251	27

      As of June 30, 2002 the total investment, including goodwill, by Telia and Sonera in the Baltic entities was SEK 6,313 million (€694 million), of which SEK 3,221 million (€354 million) was eliminated. The goodwill amount of SEK 3,092 million (€340 million) was reclassified from investments in associated companies to goodwill.

•	Reversal of a deferred tax liability, as of June 30, 2002 amounting to SEK 41 million (€4 million), on undistributed retained earnings that Sonera has recorded related to these entities in its historical financial statements. The effect on net income for the year ended December 31, 2001 was SEK 14 million (€1.5 million) and for the six-month period ended June 30, 2002, SEK (4) million (€(0.4) million).

•	Recording minority interest in income for these entities amounting to SEK 570 million (€62 million) for the year ended December 31, 2001 and to SEK 248 million (€27 million) for the six months ended June 30, 2002. Minority interest in equity as of June 30, 2002 amounted to SEK 2,409 million (€265 million).

•	The pro forma adjustments have been based on the Baltic entities’ audited financial statements as of and for the year ended December 31, 2001. As of and for the six months ended June 30, 2002 the pro forma adjustments have been based on Lietuvos Telekomas’ published unaudited financial statements and preliminary financial statements for Omnitel and LMT. When preparing their own financial statements, Telia and Sonera had to make estimates as to the net income and shareholders’ equity of all the three Baltic entities. The difference between the actual financial statements and these estimates has been reflected in the accompanying pro forma financial statements and has affected pro forma adjusted net income by SEK 65 million (€7 million) for the year ended December 31, 2001 and by SEK (21) million (€(2) million) for the six months ended June 30, 2002. Pro forma shareholders’ equity was affected by SEK (7) million (€(1) million) as of June 30, 2002.

Note 7: Convenience translation into euros

      The unaudited condensed pro forma consolidated Swedish krona amounts have been translated into euros solely for the convenience of the reader at the June 28, 2002 exchange rate, which was SEK 1.00 = €0.1099 (€1.00 = SEK 9.1015).

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Note 8: Convenience translation into U.S. dollars

      The unaudited condensed pro forma consolidated Swedish krona amounts have been translated into U.S. dollars solely for the convenience of the reader at the June 28, 2002 noon buying rate, which was SEK 1.00 = $0.1086 ($1.00 = SEK 9.2070).

Note 9: U.S. GAAP information

      The following summarizes the principal adjustments to reconcile the unaudited pro forma consolidated net income and shareholders’ equity under IAS to the amounts that would have been reported had U.S. GAAP been applied.

      Telia adjustment items are discussed in Note 39 to Telia’s consolidated financial statements as of and for the years ended December 31, 2001, 2000 and 1999, and in Note 23 to Telia’s unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2002, each included elsewhere in this document. Note 24 to Sonera’s consolidated financial statements as of and for the years ended December 31, 1999, 2000 and 2001, and Note 12 to Sonera’s unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2002, each included elsewhere in this document, discuss adjustment items related to Sonera’s consolidated financial statements that are prepared under Finnish GAAP. As disclosed in Note 3, “Sonera IAS adjustments,” a number of these adjustments are the same or substantially the same as the adjustments to conform to IAS. The remaining adjustment items are presented below.

	Year ended December 31, 2001			Six months ended June 30, 2002

	SEK	€(a)	$(b)	SEK	€(a)	$(b)

	(in millions, except for shares and per share data)
Unaudited pro forma net income under IAS	2,691	295.7	292.3	(23,209)	(2,550.0)	(2,520.8)
Adjustments to reconcile to U.S. GAAP:
Telia
Revenue recognition	(239)	(26.2)	(26.0)	(78)	(8.6)	(8.5)
Impairment charge	3,027	332.6	328.8	(59)	(6.5)	(6.4)
Sale and leaseback	(274)	(30.1)	(29.8)	228	25.1	24.8
Alecta/SPP funds	138	15.2	15.0	92	10.1	10.0
Share of earnings in associated companies	29	3.2	3.1	0	0.0	0.0
Financing associated companies	(15)	(1.6)	(1.6)	0	0.0	0.0
Goodwill amortization	2	0.2	0.2	915	100.5	99.4
Changes in accounting principles	4	0.4	0.4	—	—	—
Deferred tax	(7)	(0.8)	(0.8)	(68)	(7.5)	(7.4)
Sonera
(c) Associated companies in hyper inflationary economies	1,441	158.3	156.5	(1,295)	(142.3)	(140.6)
(d) Capitalization of interest on equity method investments	415	45.6	45.1	(565)	(62.1)	(61.4)
(e) Share of earnings in associated companies	—	—	—	13	1.4	1.4
(f) Goodwill amortization	—	—	—	308	33.9	33.4
(g) Changes in accounting principles	(56)	(6.1)	(6.0)	—	—	—
(h) Deferred tax	(174)	(19.0)	(18.8)	58	6.4	6.3
Combination
(i) Goodwill amortization	1,291	141.8	140.2	639	70.2	69.4
(j) Amortization of other intangible assets	(1,006)	(110.5)	(109.3)	(498)	(54.7)	(54.1)
(k) Deferred tax	186	20.4	20.2	91	10.0	9.9
Unaudited pro forma net income under U.S. GAAP	7,453	818.9	809.5	(23,428)	(2,574.1)	(2,544.6)
Pro forma earnings per share under U.S. GAAP:
Basic	1.59	0.17	0.17	(5.00)	(0.55)	(0.54)
Diluted	1.59	0.17	0.17	(5.00)	(0.55)	(0.54)

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2001			Six months ended June 30, 2002

	SEK	€(a)	$(b)	SEK	€(a)	$(b)

	(in millions, except for shares and per share data)
Average number of shares outstanding:
Basic	4,689,380	4,689,380	4,689,380	4,689,380	4,689,380	4,689,380
Diluted	4,689,380	4,689,380	4,689,380	4,689,380	4,689,380	4,689,380
With respect to goodwill and intangible assets acquired prior to July 1, 2001, Telia and Sonera began applying the amortization provisions of SFAS No. 142 “Goodwill and Other Intangible Assets,” beginning January 1, 2002. The effects on pro forma goodwill amortization, and consolidated pro forma net income and earnings per share, had SFAS 142 been applied as of January 1, 2001, are as follows.

Reported pro forma net income under U.S. GAAP	7,453	818.9	809.5	(23,428)	(2,574.1)	(2,544.6)
Add-back: Pro forma goodwill amortization, net of tax, on
Telia subsidiaries	1,375	151.1	149.3	—	—	—
Telia associated companies	902	99.1	98.0	—	—	—
Sonera subsidiaries	693	76.1	75.3	—	—	—
Sonera associated companies	534	58.6	58.0	—	—	—
Adjusted pro forma net income under U.S. GAAP	10,957	1,203.8	1,190.1	(23,428)	(2,574.1)	(2,544.6)
Adjusted pro forma earnings per share under U.S. GAAP:
Basic	2.34	0.26	0.25	(5.00)	(0.55)	(0.54)
Diluted	2.34	0.26	0.25	(5.00)	(0.55)	(0.54)

	As of June 30, 2002

	SEK	€(a)	$ (b)

	(in millions)
Unaudited pro forma shareholders’ equity under IAS	103,186	11,337.3	11,207.3
Adjustments to reconcile to U.S. GAAP:
Telia
Revenue recognition	(4,034)	(443.2)	(438.1)
Impairment charge	2,968	326.1	322.4
Sale and leaseback	(1,416)	(155.6)	(153.8)
Alecta/SPP funds	(157)	(17.2)	(17.1)
Financial associated companies	3	0.3	0.3
Goodwill amortization	926	101.7	100.6
Deferred tax	1,454	159.8	157.9
Combination
(h) Calculation of purchase price	18,824	2,068.2	2,044.5
Unaudited pro forma shareholders’ equity under U.S. GAAP	121,754	13,377.4	13,224.0

(a)     Convenience translation into euros

      The unaudited condensed pro forma consolidated Swedish krona amounts have been converted into euros solely for the convenience of the reader at the June 28, 2002 exchange rate, which was SEK 1.00 = €0.1099 (€1.00 = SEK 9.1015).

(b)     Convenience translation into U.S. dollars

      The unaudited condensed pro forma consolidated Swedish krona amounts have been converted into U.S. dollars solely for the convenience of the reader at the June 28, 2002 noon buying rate, which was SEK 1.00 = $0.1086 ($1.00 = SEK 9.2070).

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(c)     Associated companies in hyper inflationary economies

      This item refers to Sonera’s associated companies in Turkey and Eurasia as set forth in Note 3(e). The technique used when restating financial statements of entities in hyper inflationary economies differs between IAS and the rules set out in SFAS No. 52 “Foreign Currency Translation.”

(d)     Capitalization of interest on equity method investments

      Under IAS, interest cost can not be capitalized in the consolidated financial statements when an associated company undertakes the construction activities.

      U.S. GAAP requires that interest cost be capitalized on all assets that require a period of time to get them ready for their intended use, including investments in associated companies when such associated companies use the invested funds in the construction of qualified assets.

(e)     Share of earnings in associated companies

      Sonera’s share of net income of its associated companies is determined using the equity method of accounting and is based on the net income of the investees prepared in accordance with IAS. This reconciliation item reflects adjustments for the differences between IAS and U.S. GAAP relating to the associated companies.

(f)     Goodwill amortization

      This item represents Sonera’s adoption of SFAS No. 142 “Goodwill and Other Intangible Assets.”

(g)     Changes in accounting principles

      This item represents Sonera’s adoption of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133.”

(h)     Calculation of purchase price

      Telia has concluded that it is the accounting acquirer under U.S. GAAP as well as under IAS. This has been based on a careful analysis and consideration of the terms of the merger and related agreements and the requirements of SFAS No. 141 “Business Combinations.” A number of factors considered are discussed in the beginning of Note 6 (a). After considering all these factors, we have concluded that the preponderance of evidence supports Telia as the accounting acquirer.

      Under IAS, the Telia shares issued in consideration for the TeliaSonera merger to Sonera shareholders will be valued based on the quoted market price as of the closing date of the transaction. For the purposes of these unaudited condensed pro forma consolidated financial statements, the purchase price consideration under IAS has been estimated using the closing share price of Telia on June 28, 2002. The actual and final valuation under IAS may differ from that reflected herein.

      Under U.S. GAAP, the market price for a reasonable period before and after the date the terms of the transaction are agreed to and announced shall be considered in determining the fair value of securities issued. Accordingly, under U.S. GAAP, the Telia shares issued in consideration for the TeliaSonera merger to Sonera shareholders are valued based on a weighted average for the five consecutive trading days between March 22 and 28, 2002, which was SEK 36.75 per share. Under U.S. GAAP, the fair value of Telia shares issued is SEK 62,041 million (€6,817 million), as compared to an estimate of SEK 43,217 million (€4,749 million) under IAS, creating a difference of SEK 18,824 million (€2,068 million).

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

      The estimated excess of purchase price consideration over the approximate value of Sonera’s net assets, the estimated fair value adjustments and the estimated goodwill under U.S. GAAP are as follows:

	SEK million	€ million(1)

Fair value of Telia shares issued	62,041	6,817
Fair value of Telia warrants issued	248	27
Estimated transaction related expenses	1,184	130

Total estimated purchase price consideration(4)	63,473	6,974
Less: approximate value of Sonera’s net assets under U.S. GAAP(2)	(19,369)	(2,128)

Estimated excess of purchase price consideration over approximate value of Sonera’s net assets under U.S. GAAP	44,104	4,846
Less: Estimated fair value of trade names	(1,638)	(180)
Less: Estimated fair value of licenses and contractual agreements	(5,735)	(630)
Less: Estimated fair value adjustment of investments in associated companies and other equity holdings	(2,831)	(311)
Less: Estimated fair value of customer list(3)	(10,331)	(1,135)
Deferred tax	5,956	654

Estimated goodwill	29,525	3,244

(1)	The unaudited condensed pro forma consolidated Swedish krona amounts have been converted into euros solely for the convenience of the reader at the June 28, 2002 exchange rate, which was SEK 1.00 = €0.1099 (€1.00 = SEK 9.1015).

(2)	Based on Sonera’s U.S. GAAP reconciliation as of June 30, 2002.

(3)	In addition to the fair value adjustments determined for IAS purposes, U.S. GAAP also requires that fair value be assigned to the customer base acquired.

(4)	As discussed under “RISK FACTORS — Risks Related to the Exchange Offer — The exchange offer may result in the combined company being obliged to make a tender offer for all of the issued and outstanding shares of Turkcell,” elsewhere in this prospectus, the TeliaSonera merger could under certain circumstances trigger a requirement for the combined company to make an offer to purchase all of the remaining issued and outstanding shares of Turkcell, a Turkish mobile operator in which Sonera currently, directly and indirectly, holds an approximately 37.1 percent interest. While the Turkish Capital Markets Board officials have indicated to Telia and Sonera that the Turkish Capital Markets Board may be willing to grant an exemption, there can be no assurance that such an exemption will ultimately be granted. In the event an exemption were not granted, TeliaSonera could be required after the completion of the TeliaSonera merger to make an offer to purchase all the outstanding shares of Turkcell not held by Sonera at the then prevailing market price.

On June 28, 2002, the closing price of the Turkcell shares on the Istanbul Stock Exchange was 7,000 Turkish lira, giving the issued and outstanding shares of Turkcell not currently held by Sonera an estimated aggregate market value of approximately SEK 13,209 million (€1,451 million), based on the Turkish lira to Swedish krona exchange rate on June 28, 2002. An acquisition by the combined company would under this assumption, if paid in cash, mean an increase in interest-bearing debt of the combined company by the same amount. Furthermore, an acquisition would result in additional goodwill of approximately SEK 3,604 million (€396 million), after valuing other intangibles (trade name and customer list) to approximately SEK 3,223 million (€354 million) resulting in a deferred tax liability of SEK 1,063 million (€117 million) under U.S. GAAP. Assuming an amortization period of 20 years for trade name and seven years for customer list, the annual amortization would increase by approximately SEK 375 million (€41 million) and the deferred tax would decrease by approximately SEK 124 million (€14 million) under U.S. GAAP.

NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

For each 10 percent increase or decrease in Turkcell share price, with other things constant, the purchase price and interest-bearing debt would increase or decrease by approximately SEK 1,321 million (€145 million), while annual amortization and deferred tax would not change. For each 10 percent increase or decrease in the Turkish lira to Swedish krona exchange rate, with other things constant, the purchase price and interest-bearing debt would increase or decrease by approximately SEK 1,321 million (€145 million) and annual amortization would increase or decrease by approximately SEK 37 million (€4 million) and the deferred tax would decrease or increase by approximately SEK 12 million (€1.3 million).

      After the completion of the exchange offer, management will finalize the allocation of the purchase price to assets and liabilities of Sonera, based on independent appraisal of fair values. The valuation of Sonera’s intangible assets will include in-process research and development, if any. As a result of the final purchase price allocation the actual amount of goodwill may be lower or higher than the amount presented herein. However, given the information available when preparing this unaudited condensed pro forma consolidated financial information under U.S. GAAP, management does not anticipate the final purchase price allocation to differ materially from the one presented herein.

(i)     Goodwill amortization

      The difference in the method of calculating the fair value of Telia shares issued affects the amount of pro forma goodwill from the transaction under U.S. GAAP.

      Under IAS, the purchase price allocated to identifiable assets and liabilities is amortized based on the estimated useful life of the identifiable assets and liabilities. The excess purchase price after this allocation is described as goodwill and recognized as a separate asset. It has been estimated that the combined entity will amortize goodwill arising from the merger over an economic useful life of 20 years under IAS.

      Under U.S. GAAP, goodwill arising in a business combination for which the transaction date is after June 30, 2001 shall not be amortized. Accordingly, amortization of goodwill from the transaction has been reversed in the unaudited pro forma net income under U.S. GAAP for the year ended December 31, 2001 and the six months ended June 30, 2002.

(j)     Amortization of other intangible assets

      The customer list (“portfolio of customers”) includes mobile and fixed-line residential and corporate customers. Under IAS, the customer list is not deemed to meet the definition of intangible assets. Therefore, Telia has not assigned any value to Sonera’s customer list under IAS.

      Under U.S. GAAP, the estimated fair value of the customer list is recorded as an intangible asset and amortized over its economic useful life. The remaining useful lives have been estimated to be 11 years for mobile residential, nine years for mobile corporate, 15 years for fixed-line residential, and 11 years for fixed-line corporate customers.

(k)     Deferred tax

      This item represents the deferred tax effects of the adjustments to reconcile to U.S. GAAP.

THE TELECOMMUNICATIONS INDUSTRY IN THE NORDIC COUNTRIES

Overview

      The Nordic telecommunications industry is one of the most developed in the world and is characterized by its innovation and ability to rapidly identify and adopt new trends and technologies. The Nordic telecommunications industry has been strongly influenced by the digitalization of its networks and the radical progress in transmission and access technology. In addition, the price of mobile services has steadily decreased while mobility and the number of applications and services available to mobile users has greatly increased. The Nordic market has demonstrated its ability to adopt new technologies and services at an early stage. In addition, there has been strong growth in the demand for broadband services by both business and residential customers.

      Telia and Sonera believe that the continued growth of the Internet as a communications tool will result in the telecommunication industry shifting its focus towards technologies based on IP (Internet Protocol). IP is the protocol used in the Internet for communication among multiple networks. IP-based networks have been developed to carry all types of services including voice, audio, text, data, images and video services. In addition, the move towards an information-based economy, increased PC ownership and improved access technology is expected to lead to a dramatic increase in the volume of global data traffic. The Nordic region has one of the highest penetration rates for PCs and for the number of computers linked to the Internet in the world. Telia and Sonera believe that, as a result, the Nordic market is at the forefront of this shift and is leading the way in the development and use of innovative IP-based technologies and services.

      The Nordic region has a high density of technology companies. Historically, national telecommunications operators have enjoyed a close relationship with equipment manufacturers, such as Ericsson and Nokia, which has encouraged project-based cooperation in the region and produced pioneering technological developments, particularly in wireless communications.

      The Nordic region is characterized by high mobile penetration rates. As of December 31, 2001, the mobile penetration rate was approximately 80 percent in Sweden, 75 percent in Norway, 68 percent in Denmark and 77 percent in Finland. Telia expects growth in the Nordic mobile communications market to continue through the introduction of UMTS-based products and services as well as through other new data transmission and Internet-based services.

Sweden

      The mobile communications market in Sweden has been competitive since its inception in 1981 and all segments of the Swedish telecommunications market enjoy active competition. As a result, Telia has been operating in a competitive environment for a longer period than most European telecommunications operators.

      Prior to 1993, there had been little regulation of the telecommunication sector in Sweden and few legal barriers to competition. In 1993, the Swedish Parliament enacted the Swedish Telecommunications Act (Telelagen 1993:597) with the goal of establishing a liberal, open regulatory regime for the Swedish telecommunications market, five years ahead of the European Commission’s 1998 deadline for the implementation of its liberalization directives.

Finland

      The historical development of a local telephone service market in Finland and the early liberalization of the Finnish domestic long distance, international, mobile and data service markets has resulted in Finland having one of the most liberalized and competitive telecommunications markets in Europe. Due to a tradition of local telephone companies in Finland owning and operating their own telecommunications networks and benefiting from a base of local subscribers, they were able to assume substantial market shares in the areas of domestic long distance, international and mobile voice services and other telecommunications services when these areas were opened to competition in the 1980s and the 1990s.

      In 1994, local, domestic long distance and international voice services were opened to competition. In 1990, the provision of mobile communications was opened to competition in Finland. Finland’s liberal telecommunications environment has resulted in low tariffs and contributed to high rates of consumption of telecommunications services and products.

Denmark

      In 1996, the Danish government fully liberalized the Danish telecommunications infrastructure and services and further abolished all exclusive and special rights for companies providing fixed line telephone services. Between 1998 and 1999, local loop unbundling and carrier pre-selection were introduced in the Danish telecommunications market. As a result of these reforms, the market for fixed and mobile telephone services as well as Internet services have been increasingly competitive.

Norway

      The Norwegian telecommunications industry was only recently deregulated. Prior to 1998, the Norwegian telecommunications market was gradually liberalized and, on January 1, 1998, the market was fully opened to competition. The Norwegian regulatory regime currently poses few barriers to entry for new competitors and, as a result, there is significant competition between telecommunications services providers in Norway. This increased competition has placed a downward pressure on market prices and has contributed to high rates of consumption of telecommunications services and products in Norway.

INFORMATION ABOUT TELIA

Overview

      Telia is the leading telecommunications company in the Nordic region and a market leader in a number of growth areas, including mobile communications, broadband Internet services and IP-based network services. Telia has a long tradition of innovation in the telecommunications sector. This tradition extends from the earliest developments in fixed line telecommunications to Telia’s central role in the development of the digital mobile telecommunications standard, GSM, in the early 1990s and its recent launch of GPRS (General Packet Radio Service) in Sweden, Finland and Norway. At June 30, 2002, Telia provided mobile telecommunications services to approximately 5.1 million subscribers in the Nordic region and had approximately 6.5 million equivalent fixed telephone access lines in Sweden. Telia also offers advanced data transmission services and, with approximately 1.2 million residential and business subscribers, Telia is the leading dial-up and broadband Internet service provider in the Nordic region. Telia also has extensive international carrier operations located primarily in Europe. In 2001, Telia had consolidated net sales of SEK 57,196 million and net income of SEK 1,869 million. For the six months ended June 30, 2002, Telia had consolidated net sales of SEK 28,231 million, and net income of SEK 157 million. At June 30, 2002, Telia had consolidated total assets of SEK 119,209 million and a total net interest-bearing liability of SEK 10,336 million.

History

      Telia was originally managed directly by the Swedish State as a public service corporation (affärsverk), Televerket. Televerket was the successor to the state-owned Telegraph Administration which acquired virtually all privately owned telephone networks in Sweden between 1890 and 1920. Although Telia has never operated under a statutorily sanctioned monopoly, Televerket was virtually the sole provider of public voice telecommunications services in Sweden. In 1993, the Swedish State decided to transform Televerket into a state-owned public company through the transfer of Televerket’s assets to TeleInvest AB, a limited liability company (aktiebolag) previously incorporated in 1966 that was subsequently renamed Telia AB. Telia AB became a public limited company (publikt aktiebolag) in 1994. During the 1980s and 1990s, Telia developed from a near monopoly to a competitor in an open market for telecommunications.

      Prior to June 2000, all of the shares of Telia were owned by the Swedish State. In June 2000, the Swedish State sold 733 million shares and Telia issued 150 million shares each at a price of SEK 85 per share in an initial public offering carried out in reliance on Regulation S and Rule 144A under the Securities Act to institutional and retail investors in Sweden and abroad. Telia received net proceeds of SEK 12,429 million from the offering. Telia’s shares were quoted on the A-list of the Stockholm Exchange in connection with the offering.

Parent Company and Significant Subsidiaries

      Telia AB is the ultimate parent company of the Telia group and is primarily responsible for carrying out the group’s fixed network operations. Telia carries out the remainder of its operations through subsidiaries, the most significant of which are listed below:

			External net sales
			for the year ended
Name of company	Domicile	Ownership	December 31, 2001

		(%)	(SEK in millions)
Parent Company:
Telia AB	Stockholm, Sweden	—	4,167
Significant Subsidiaries:
Telia Mobile AB	Nacka, Sweden	100.0	10,903
Telia e-bolaget AB	Stockholm, Sweden	100.0	1,233
Com Hem AB(1)	Stockholm, Sweden	100.0	877
Telia Sverige AB	Gothenburg, Sweden	100.0	14,924
Telia Partner AB	Stockholm,Sweden	100.0	8,117
Telia Online AB	Stockholm, Sweden	100.0	2,298
Telia Handel AB	Stockholm, Sweden	100.0	571
Telia Telecom A/S	Glostrup, Denmark	100.0	794
NetCom AS	Oslo, Norway	100.0	4,287
Telia International Carrier AB	Stockholm, Sweden	100.0	1,407
Telia International Carrier GmbH	Frankfurt am Main, Germany	100.0	409
Telia International Carrier, Inc.	Reston, Virginia, United States	100.0	380
Telia UK Ltd.	London, England	100.0	892

(1)	To obtain clearance from the European Commission for the merger, Telia has agreed to dispose of its Com Hem AB cable TV business in Sweden.

Competitive Strengths

      Telia has a number of competitive strengths that management believes position Telia to build upon its role as the leading telecommunications company in the Nordic region.

•	Market leader in mobile communications in the Nordic region.

•	Leading dial-up and broadband Internet service provider in Sweden.

•	Market leader in wholesale and retail fixed network services in Sweden.

•	High quality international backbone network supporting the offering of services in Europe.

•	Group-wide adoption of IP-based services.

•	Large, sophisticated customer base.

Strategy

      Telia’s principal goal is to strengthen its position as the leading telecommunications company in the Nordic region by further developing each of its four business areas. Telia intends to achieve this goal by pursuing the following strategies:

Focus on the Nordic Countries and the Baltic States

      Telia is presently focusing its efforts and resources on developing and rationalizing its four business areas: Telia Mobile, Telia Internet Services, Telia International Carrier and Telia Networks. Telia believes these businesses are growth areas in which Telia is well-placed to compete and generate profit as a result of the strong market positions that they have already achieved.

      During 2001, Telia completed its refine and focus initiative in which operations outside of Telia’s core businesses, as well as certain areas within its core businesses, were divested. Non-core businesses that were divested include directory operations, directory assistance, call center operations, international consulting operations and certain operations outside of Telia’s principal geographical focus in Brazil, Spain, the United States, Ireland and Finland. The areas supporting Telia’s core businesses that were divested include network construction and maintenance, installation and servicing of accesses and customer equipment and certain administrative functions. Since the fall of 2000, Telia has reduced the number of its employees as part of its refine and focus initiative by approximately 13,000, from 30,000 employees to 17,000 employees. At the same time as Telia has refined its core operations, Telia has also concentrated the geographical focus of its business activities on the Nordic countries and the Baltic States, which have generally similar cultural backgrounds and a large, continuous flow of information, goods and services among them. Telia believes that a sharper geographic focus will create effective synergies and lead to economies of scale, reduced costs and greater revenue potential.

      As a result of the increased focus on its core business areas, divestitures and other measures that Telia has carried out as part of its refine and focus initiative, Telia believes it has created new opportunities to increase shareholder value.

Secure and Strengthen Market Leading Positions in its Mobile, Internet Services and Fixed Network Business Areas

Telia Mobile

      Telia aims to secure its position as the leading mobile operator in the Nordic region while continuing to strengthen its market position in the Baltic States and Russia. Telia believes that the continuing evolution of the mobile data service market is an important business opportunity for the company. Among other initiatives, Telia is concentrating on the development of new premium rated SMS services as well as Multimedia Messaging Services (MMS), which allow for the transmission of images and video over wireless devices. As the only mobile operator with GPRS networks and access to UMTS licenses in all of the Nordic countries, Telia has plans to enhance its pan-Nordic service offerings to include a variety of wireless data services. Telia also aims to take advantage of the continuing migration of voice and other telecommunications traffic from fixed line to mobile devices by enhancing its fixed-mobile communications services for its business customers, such as fixed-wireless Private Branch Exchanges (PBXs) and private computerized telephone switching systems for businesses and organizations, and by encouraging fixed line residential subscribers to switch to mobile services through creative pricing strategies and combined services. Telia seeks to gain subscribers, stimulate usage and maintain customer loyalty by providing more highly segmented product and service offerings. Telia also seeks to expand its residential subscriber base through a mix of organic growth, business combinations or other strategic relationships. In addition, Telia aims to continue developing its mobile portals as natural points of service to allow its subscribers to utilize and customize existing services as well as to acquire new services. Telia also seeks to support the efforts of its associated companies operating in the Baltic States and Russia to achieve subscriber growth in their relatively less developed mobile markets.

      As a market leader in the Nordic region, Telia expects to realize benefits of scale and reduced costs from its common platform and pan-Nordic service capabilities. Telia will also endeavor to achieve cost reductions by sharing resources through joint ventures or other partnership arrangements, such as Telia’s UMTS joint venture in Sweden, Svenska UMTS-nät AB.

Telia Internet Services

      In the Internet services market, Telia believes that the roll-out of broadband service combined with the rapidly increasing demand for high speed Internet access has opened a market window creating a potential for long-term revenue growth and market leadership. Telia’s aim is to capitalize on this opportunity by leveraging its market leading position in Sweden’s dial-up and broadband Internet services markets to increase its sales of access services, Telia offers access-related services designed to attract and retain residential subscribers, and Telia is pursuing partnerships with content providers for Telia’s portal business. At the same time, Telia aims to secure its market position by implementing creative pricing strategies and combining its services to provide a tailored portfolio of access and access-related services to its subscribers.

Telia Networks

      Telia intends to strengthen its market leading position in the wholesale and retail markets for fixed network services in Sweden. Although faced with increasing competition and significant price reductions, Telia aims to secure its market share in its fixed network business and to generate increased revenue growth by developing its wholesale broadband network capabilities to meet the expected future increase in market demand. Telia also seeks to sell additional value-added services, such as conference calling and calling services, which are generally not subject to price regulation, to its corporate customers, both as a means of generating additional revenue and as a means of differentiating itself in the market. With its strong market position in Sweden, Telia’s fixed network strategy also includes the pursuit of business opportunities throughout the Nordic region and the Baltic States. In particular, following the acquisition of the Denmark-based infrastructure provider Powercom A/S in 2001, Telia has substantially enlarged its fixed network wholesale operations in Denmark and is presently the second largest owner of infrastructure in Denmark. Telia believes that it will also be able to improve the overall efficiency of its fixed network operations by refining its product portfolio, reducing its sales costs and enhancing the quality of its services. Telia believes it will continue to derive a substantial share of its total revenue from its traditional fixed line telecommunications operations in Sweden.

Transform the International Carrier Business into a Financially Viable Operation

      In September 2002, Telia completed a comprehensive review of its international carrier operations and decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of Telia International Carrier’s new strategy, it will focus on offering wholesale capacity and IP services to large customers over the profitable parts of its wholly owned European and trans-Atlantic networks. As part of the restructuring program, Telia has decided to close down Telia International Carrier’s Asian operations as well as its national voice reseller business in the United Kingdom and Germany, discontinue offering domestic capacity services in the United States and terminate its co-location business. Telia will also significantly reduce the number of commercial points of presence of Telia International Carrier. Telia will also centralize the sales, finance, administration and customer care resources of Telia International Carrier to Sweden. Telia estimates that, as part of the restructuring, Telia International Carrier will reduce its current workforce of approximately 800 persons by more than 50 percent. The strategic refocusing and restructuring will enable Telia International Carrier to substantially scale down the number of offices and technical facilities it maintains, as well as reduce the number of its operation and maintenance contracts and leased lines.

      In light of the continued growth in demand from end users, Telia believes that the current turbulence and uncertainty in the international carrier market present a number of possibilities for Telia International Carrier. In the near term, Telia will focus on creating profitability by limiting production costs and working to increase its sales of carrier services, as well as through targeted sales activities aimed at capturing revenues from carriers with struggling operations. Telia International Carrier will also maintain a selective investment policy.

Telia’s Business Structure

      Telia’s business activities are organized into four business areas: Telia Mobile, Telia Internet Services, Telia Networks and Telia International Carrier.

•	Telia Mobile offers a comprehensive range of mobile services for residential and business customers in the Nordic region. Telia has also established a market presence in the Baltic States and Russia through its strategic investments in leading mobile operators in these areas.

•	Telia Networks provides a wide range of fixed line services to residential and business subscribers in Sweden and Denmark as well as to wholesale customers in Sweden and Denmark. Telia has also established a market presence in Estonia and Lithuania through its strategic investments in leading fixed line operators in these countries.

•	Telia Internet Services offers dial-up and broadband Internet access services, value-added communications related services and cable and digital television services principally in Sweden and Denmark.

•	Telia International Carrier focuses on offering international wholesale capacity and IP telecommunications services to large customers, which are primarily other carriers, mobile and fixed line operators, incumbents and service providers, over the profitable parts of its wholly owned European and trans-Atlantic networks.

      Until April 2002, Telia treated Telia Equity, which was responsible for managing Telia’s non-core ownership interests and business operations outside of its core business, as a separate business area. Following the recent completion of Telia’s refine and focus initiative in 2001, in which a substantial portion of Telia’s non-core assets were divested, Telia Equity is no longer treated as a separate business area and has been renamed Telia Holding. Telia Holding is a business unit that is responsible for managing Telia’s ownership interests in companies outside of Telia’s core operations and, as of April 2002, its results are reported as part of group-wide operations.

Telia Mobile

      Telia is the leading mobile communications operator in the Nordic region in terms of aggregate number of subscribers, market share and sales. Telia has also established a strong market presence in the Baltic States and Russia through its strategic investments in leading mobile operators in these regions. In 2001, Telia Mobile generated external net sales of SEK 17,857 million, representing approximately 31.2 percent of Telia’s total consolidated net sales for the period. Approximately 66.8 percent of Telia Mobile’s sales revenues in 2001 were derived from Telia’s operations in Sweden.

      Telia currently offers the following mobile telecommunications services in the Nordic countries:

•	GSM 900, GSM 1800, GPRS and NMT 450 services in Sweden through Telia Mobile AB;

•	GSM 900, GSM 1800 and GPRS services in Norway through its wholly owned subsidiary NetCom ASA;

•	GSM 900 and GSM 1800 services and a GPRS network in Denmark through its Telia Mobile Denmark unit; and

•	GSM 1800 and GPRS services in Finland through its Telia Mobile Finland unit. To obtain clearance for the Telia-Sonera merger from the European Commission, Telia has agreed to dispose of its mobile business in Finland.

      Telia is the only mobile operator with GSM and GPRS networks and access to UMTS licenses in all of the Nordic countries. In 2001, Telia launched GPRS services in Sweden, Norway and Finland and expects to commercially launch GPRS services in Denmark during the second half of 2002. In the first quarter of 2002, Telia introduced GPRS roaming in the Nordic region. Telia also offers Telia HomeRun, a service that offers a mobile broadband connection in locations such as airports, hotels, conference halls, roadside inns, and cafés.

      Telia and Tele2 (Comviq) have been the only providers of analog mobile telecommunications services in Sweden since the launch of their respective NMT (Nordic Mobile Telephony) 450 networks in 1981. NMT is an analog mobile communications system originally developed in the Nordic countries. Telia’s NMT 900 service, which was launched in 1986, was phased out in December 2000 following the NPTA’s re-allocation of certain portions of the 900 MHz (Megahertz) frequency band entirely to GSM networks. Telia’s NMT 450 service provides superior coverage in remote areas and thus remains attractive within certain subscriber segments, such as within the transportation sector. Telia has modernized its analog NMT 450 network to complement its digital GSM services.

Telia’s Nordic Mobile Concept

      Telia Mobile’s primary focus is on the Nordic market where it maintains a leading market position in mobile communications. With Telia’s existing GSM and GPRS networks and roaming agreements in Finland and Denmark, as of June 30, 2002, Telia had access to more than five million mobile users in one of the world’s most sophisticated and advanced mobile telecommunications markets. During 2001, Telia launched the first pan-Nordic mobile service in order to capitalize on its position as the only mobile operator with GPRS networks and access to UMTS licenses in all of the Nordic countries. Telia aims to implement a shared Nordic network architecture and shared billing platforms, as well as a Nordic segmentation model for its range of services, as part of its strategy of strengthening its position in the Nordic mobile telecommunications market.

Sweden

      Telia offers digital mobile services through its dual band GSM 900/ 1800 network and analog mobile services through its NMT 450 network. As of June 30, 2002, Telia had 3.3 million direct subscribers in its digital GSM network, as well as an additional 87,000 subscribers via service providers which offer their own services using Telia’s network. In its analog NMT 450 network, Telia had 140,000 subscribers. In 2001, Telia’s Swedish mobile business recorded external net sales of SEK 10,047 million. Telia has achieved this market position despite an intensely competitive environment in which penetration rates for mobile communications services are among the highest in the world.

      Telia is one of three licensed providers of GSM digital mobile telecommunications services in Sweden and, as of December 31, 2001, Telia’s GSM network covered over 99 percent of its population. Telia also holds one of three GSM 1800 licenses in Sweden. Telia launched its GSM 1800 network in December 1997 in order to provide a dual band service and to increase the capacity of its GSM network in urban areas, which tend to have the highest mobile traffic volumes. Telia’s principal competitors in the GSM market in Sweden are Europolitan (Vodafone) and Tele2 (Comviq).

Norway

      In 2000, Telia acquired NetCom ASA, the second largest mobile operator in Norway. As of June 30, 2002, NetCom had 996,000 direct subscribers as well as an additional 92,000 subscribers via service providers which offer their own service packages and billing operations but utilize NetCom’s network. In 2001, Telia’s Norwegian mobile business recorded external net sales of SEK 4,287 million.

      NetCom offers both GSM 900 and GSM 1800 services and launched a GPRS service in 2001. NetCom is one of two GSM operators in Norway, the other being Telenor, the incumbent operator. NetCom was one of four operators to receive a UMTS license in Norway in 2000 together with Telenor AS, Tele2 Norge AS and Broadband Mobile ASA. In September 2001, the Norwegian regulatory authorities withdrew Broadband Mobile’s license due to its insolvency.

Denmark

      Telia offers mobile telecommunication services in Denmark through its Telia Mobile Denmark unit. Telia began offering GSM 1800 services in Denmark in 1997 and as of June 30, 2002, Telia had 413,000 subscribers. In 2001, Telia’s Danish mobile business recorded external net sales of SEK 633 million.

      Telia offers both GSM 900 and GSM 1800 services in Denmark and expects to launch GPRS services on a commercial basis during the second half of 2002. Telia has a national roaming agreement with Sonofon A/S regarding its GSM 900 service. Telia was one of four operators to receive a UMTS license in Denmark, together with the incumbent mobile operator TDC A/ S, Orange A/ S and Hi3G Denmark ApS.

Finland

      Telia offers mobile telecommunication services in Finland through its Telia Mobile Finland unit. Telia began offering GSM 1800 services in Finland in 1998. In 1999, Telia entered into a service provider agreement with Radiolinja, which expanded Telia’s coverage in Finland nationwide. Telia has also signed a national roaming agreement with Suomen 2G Oy, allowing Telia’s mobile subscribers in Finland to use Suomen’s national network beginning May 2002. As of June 30, 2002, Telia had 235,000 subscribers. In 2001, Telia’s Finnish mobile business recorded external net sales of SEK 648 million.

      Telia offers both GSM 1800 and GPRS services in Finland. Telia was also one of four operators to receive a UMTS license in Finland, together with Sonera, Radiolinja and Finnish 3G Ltd.

      To obtain clearance for the Telia-Sonera merger from the European Commission, Telia has agreed to dispose of its mobile business in Finland.

Subscriptions

      The table below shows selected subscription data for Telia’s digital GSM and analog NMT systems in the Nordic market as of the dates specified:

	As of December 31,			As of June 30,

	1999	2000	2001	2001	2002

	(in thousands)
Sweden:
By type of network:
GSM	2,348	3,076	3,295	3,175	3,344
of which, prepaid	923	1,321	1,536	1,425	1,643
NMT 450	160	154	144	148	140
NMT 900	130	27	—	—	—

Total subscribers	2,638	3,257	3,439	3,323	3,484

By type of subscriber:
Business	1,081	1,215	1,083	1,073	1,089
Residential	1,557	2,042	2,356	2,250	2,395

Total subscribers	2,638	3,257	3,439	3,323	3,484

Norway:
By type of network:
GSM	—	850	970	884	996
of which, prepaid	—	433	501	453	495
NMT 450	—	—	—	—	—
NMT 900	—	—	—	—	—

Total subscribers	—	850	970	884	996

By type of subscriber:
Business	—	143	176	159	187
Residential	—	707	794	725	809

Total subscribers	—	850	970	884	996

Denmark:
By type of network:
GSM	170	263	288	295	413
of which, prepaid	115	151	154	153	143
NMT 450	—	—	—	—	—
NMT 900	—	—	—	—	—

Total subscribers	170	263	288	295	413

By type of subscriber:
Business	32	39	38	41	56
Residential	138	224	250	254	357

Total subscribers	170	263	288	295	413

Finland:
By type of network:
GSM	33	149	239	167	235
of which, prepaid	—	2	40	9	59
NMT 450	—	—	—	—	—
NMT 900	—	—	—	—	—

Total subscribers	33	149	239	167	235

By type of subscriber:
Business	3	13	15	14	15
Residential	30	136	224	153	220

Total subscribers	33	149	239	167	235

      Telia has experienced continued growth in its mobile subscriber base in Sweden as mobile penetration rates have increased. Telia estimates that, as at June 30, 2002, there were approximately 7.6 million mobile subscribers (including service provider customers) in Sweden, representing a mobile penetration rate of approximately 84 percent.

      In the other Nordic markets, Telia has strengthened its presence significantly since 2000. NetCom, Telia’s wholly owned Norwegian subsidiary, has the second largest subscriber base in Norway. In Denmark and Telia is continuing to build its customer base. As of June 30, 2002, Telia’s total Nordic subscriber base outside of Sweden exceeded 1.6 million subscribers.

      Telia believes that the increase in its GSM subscriber base is attributable to several factors, including:

•	the rapid uptake of its pre-paid GSM services;

•	declining mobile tariffs;

•	increased marketing and special promotion efforts;

•	the growing availability of mobile data services;

•	increased demand for new value-added services;

•	wider distribution channels;

•	improvements in mobile communications networks and technology;

•	high quality networks and extensive network coverage; and

•	high quality customer service through a personal or fully-automated interface.

      Telia expects that the number of traditional mobile telecommunications subscribers will continue to grow in the future, although at a slower rate. Telia believes that growth in the Nordic mobile telecommunications market, in terms of its subscriber base and traffic volume, will depend upon continuing improvements in mobile handset technology, developments in wireless Internet applications and wireless transaction-based services and the level of demand for GPRS and, eventually, UMTS services. Telia expects growth in traffic volumes to accelerate as new applications using SMS/ MMS services, GPRS services and other new services become available. Telia also anticipates that its home market in Sweden will provide a wireless communications environment in which many users have more than one mobile connection.

Customer Churn

      Like other mobile operators, Telia experiences subscriber turnover, commonly referred to as “customer churn.” Telia computes its customer churn rate based on the total number of disconnections from its network during a year as a percentage of the average number of subscribers for the year (which number does not include Telia subscribers who migrate to different subscription packages offered by Telia). Disconnections can be either voluntary, as when a subscriber terminates mobile service or switches to a competing service, or involuntary, as when Telia terminates service due to non-payment. For purposes of calculating customer churn, Telia generally treats pre-paid subscribers as disconnections 12 months following their last account top-up, which is the point at which they are physically disconnected from Telia’s network.

      Telia’s annualized customer churn rate for Sweden was eight percent as at December 31, 2001. Telia’s annualized customer churn rate was 11 percent for the three months ended June 30, 2002, as compared to 7 percent for the same period in 2001. The level of customer churn in Telia’s other Nordic mobile operations is higher primarily because Telia is establishing new mobile operations in markets characterized by high penetration rates for mobile services.

      Telia believes its customer churn rate in the Swedish market is lower than the average for mobile operators in Western Europe. Telia aims to retain its market share in its home market and, in particular, to minimize the churn of high value subscribers. Telia seeks to control customer churn by managing its customer relations, increasing its marketing and special promotion efforts, introducing value-added services, broadening its distribution channels and improving its mobile communications networks and technology.

Traffic

      The following table sets forth selected traffic data for Telia’s GSM and NMT services in the Nordic region for the periods indicated excluding service provider traffic. Information with respect to traffic relates to both contract and pre-paid subscribers in both the NMT 450, NMT 900 (for 1999 and 2000), GSM 900 and the GSM 1800 networks:

	Year ended			Three Months		Three Months
	December 31,			ended March 31,		ended June 30,

	1999	2000	2001	2001	2002	2001	2002

Sweden:
Total traffic (in millions of minutes)	3,505	4,357	5,083	1,163	1,255	1,279	1,451
Average subscriber usage (minutes per month)	121	123	127	119	121	130	139
Average revenue per user (SEK per month)	332	308	285	273	262	280	283
Mobile generated SMS messages sent (in millions of messages)	46	185	389	79	109	92	114
Average monthly SMS messages sent per subscriber (messages)	2	5	10	8	11	9	11
Norway:
Total traffic (in millions of minutes)	—	1,245	1,450	326	412	354	469
Average subscriber usage (minutes per month)	—	139	136	131	144	141	162
Average revenue per user (NOK per month)	—	308	310	292	326	317	338
Mobile generated SMS messages sent (in millions of messages)	—	302	501	106	166	114	176
Average monthly SMS messages sent per subscriber (messages)	—	32	46	42	57	44	59
Denmark:
Total traffic (in millions of minutes)	216	259	314	77	79	84	118
Average subscriber usage (minutes per month)	128	100	95	93	87	97	107
Average revenue per user (DKK per month)	178	171	178	185	172	173	186
Mobile generated SMS messages sent (in millions of messages)	23	39	61	15	21	16	41
Average monthly SMS messages sent per subscriber (messages)	13	15	19	18	23	18	37
Finland:
Total traffic (in millions of minutes)	56	242	386	82	128	93	148
Average subscriber usage (minutes per month)	232	223	166	181	176	193	206
Average revenue per user (€per month)	33	38	31	35	32	35	36
Mobile generated SMS messages sent (in millions of messages)	4	28	57	12	20	12	21
Average monthly SMS messages send per subscriber (messages)	16	26	24	26	27	26	29

      Telia’s total traffic in its Swedish operations increased by 16.7 percent in 2001 as compared to 2000, largely as a result of continued growth in its GSM subscriber base. The increase in Telia’s Swedish GSM subscriber base was due to growth in the pre-paid subscriber market segment, increased use of basic and advanced services by Telia’s contract subscribers, and the migration of NMT 900 subscribers to Telia’s GSM network as a result of the phase out of Telia’s NMT 900 services in Sweden in December 2000. Continued

traffic volume growth in Telia’s GSM network will depend on a number of factors, including pricing, the availability of new services and competition.

Tariffs

      Telia charges subscribers an initial connection fee, monthly subscription charges, a call initiation fee and traffic charges for outgoing calls and SMS messages. Charges for outgoing calls are based on minutes of use and charges for outgoing SMS messages are based on the number of messages sent. Telia bills airtime in per second intervals under all of its pricing plans in Sweden, Denmark and Finland. In Norway, billing is made in intervals of 15 seconds for some subscription plans. During the second half of 2002, Telia plans to introduce billing based on per-second intervals for all of its Norwegian subscribers. Telia does not charge subscribers for domestically originated incoming calls which, in accordance with standard GSM and NMT practices, are billed to the caller. Telia also derives voice revenues by providing interconnection to its mobile communications network to and from competing domestic operators.

      Telia’s overall strategy is to reduce the number of available tariff plans, while increasing its focus on segment oriented services. Telia also intends to introduce new tariff packages as it rolls out new service offerings which it believes will be attractive in the market.

      Although mobile tariffs in Sweden have historically been relatively high in comparison to European averages, there has been an overall decline in tariffs in recent years. In 2001, overall tariff levels declined by approximately six percent. In 2001, traffic revenues, including interconnection and roaming revenues, accounted for approximately 87 percent of Telia’s mobile telecommunications revenues. Sweden’s telecommunications law imposes cost-based pricing requirements for traffic terminating on the mobile networks of operators with significant market power in the national market for interconnection. In a ruling on February 21, 2002, the NPTA held that Telia and its principal competitors in the Swedish GSM market, Vodafone and Tele2, all have significant market power in the national market for interconnection. Vodafone and Tele2 have appealed this ruling and the Swedish Administrative Court has granted injunctive relief relating to the effectiveness of the NPTA’s ruling pending the conclusion of the court appeals process. On January 30, 2002, the NPTA ruled that Telia must reduce its mobile interconnection tariffs to SEK 0.92 per minute, effective March 1, 2002. In May 2002, the Administrative Court rejected Telia’s appeal to reverse the NPTA’s ruling. See “— Regulation — Interconnection Access and Pricing.” Effective October 1, 2002, Telia will lower its mobile interconnection tariff to SEK 0.88 per minute.

      Tariffs for international calls generally vary by country and not by tariff plan. Rates for roaming outside of Sweden vary depending on the terms of Telia’s various roaming agreements and the relevant foreign mobile operators.

Mobile Services

Service Packages

      Telia offers a wide range of mobile service packages in the Nordic market designed to appeal to different categories of subscribers, including packages offering different types of subscription plans, pre-paid cards, portal access, corporate service packages and several innovative value-added services, including location-based services, transactional services, entertainment services and information services.

      Service packages for consumers. Telia offers post-paid and pre-paid subscriptions to private subscribers in all of the Nordic countries. The diverse selection of tariff plans offered by Telia allows subscribers to choose the tariff plan best suited to their individual preferences. Normally, SMS and voice mail are included in all service packages offered to the consumer market. International roaming is not offered to pre-paid subscribers unless they separately register for this service. In 2001, NetCom introduced a new subscription plan called TALK that offers a fixed tariff for all domestic calls regardless of the destination of the call or the time when the call is made. This subscription plan also offers a choice between a fixed fee or per minute pricing to suit the individual subscriber’s usage patterns. Subscribers using GSM networks who have a WAP (Wireless Application Protocol) enabled phone can also use WAP-based services. WAP services allow subscribers to access Internet-based services through their mobile handsets. In order to use GPRS based services, subscribers are required to sign up for GPRS subscriptions to complement their ordinary subscriptions.

      Service packages for businesses. Telia believes that the business segment, which includes both business-to-business and business-to-consumer segments, is crucial to the further development of its wireless data market. Management believes that the needs of business customers are similar among the Nordic countries. Business users mainly require services which simplify their daily work and make them more effective. In addition, business users seek services that allow them to work irrespective of where they are located and what type of telecommunication access is available.

      The business segment represents an important part of Telia’s mobile sales revenue. Recent market surveys indicated that Nordic business end users generate three times more average monthly revenue per user than private end users.

      Telia has identified two areas of special importance in developing service packages for the business segment:

•	FMC (Fixed Mobile Convergence). Telia is developing communications services that combine fixed and mobile telecommunications services, including PBXs and Centrex (network-based switchboard functions).

•	Efficient access and synchronization of corporate information systems to cellular phones. Telia is, for example, developing services utilizing GPRS, UMTS and/or WLAN systems for Personal Digital Assistants (or PDAs, which are small computing devices that have their own software operating system allowing the user to run software processing applications) and portable PCs.

Value-added Services

      Telia offers a broad range of value-added services to its contract and pre-paid subscribers, including voice-mail, caller display, call forwarding, itemized invoicing and call waiting. Telia also offers SMS and related services. SMS permits users to send messages with up to 160 characters to other mobile handsets and other communications devices. The importance of value-added services has increased in recent years. For example, subscribers have become increasingly familiar with SMS messaging, which provides the basis for many of Telia’s value-added services. The number of messages sent by Telia’s Swedish GSM users increased by more than 110 percent between 2000 and 2001. Since May 2000 Telia has billed SMS messages at a fixed rate of SEK 1.2, excluding value-added tax.

      Telia’s range of value-added services which utilize SMS messaging technology also include SMS messaging to fax machines or e-mail addresses. E-mail messages can also be forwarded from personal computers to mobile handsets in the form of SMS messages. Telia also launched a variety of new SMS services in 2001, including Premium SMS, InfoBrain, QuickDeal, MobilQuiz and Botfighter, all of which have contributed to the strong growth in SMS use by Telia’s subscribers. Telia is currently working to develop its SMS services to make use of new technology as Telia moves towards the introduction of Multimedia Messaging Service (MMS), which allows for the transmission of images and video over wireless devices.

      Telia intends to continue to introduce new value-added services in order to enhance subscriber loyalty, promote increased mobile traffic and generate additional sources of revenue. Telia expects that its latest services will focus on mobile data and Internet services.

Business to Business (B2B) Services

      Telia has established a B2B unit for the Nordic region, to develop its services and network access businesses with third parties, primarily service and content providers. Telia’s B2B unit focuses mainly on two areas. The first area is Telia’s third party content business, which involves the selling of service applications to third parties who re-package them and sell them under their own brand name. The second area is Telia’s service provider business, which involves the sale of access to Telia’s mobile network to companies who use Telia’s GSM network infrastructure to sell their own services. As a part of its third party content business, Telia currently offers a number of mobile products and services to other service providers, and is continuously seeking new partnerships to develop new and innovative services. In developing its service provider business, Telia offers a variety of traffic products, from pure bulk network capacity to more sophisticated bundled products and services.

Arrangements with Third Party Service Providers

      Management believes that Telia has an advantage over its Nordic competitors in providing third party content and traffic services because it is the only Nordic mobile operator that is able to offer its customers pan-Nordic coverage. Telia’s third party service customers include Song Networks (in Sweden), Wireless Maingate (in Sweden and Norway), Sense (in Sweden and Norway), Spinbox (in Sweden), Ventelo (in Sweden and Norway) ABBLA Mobile S.A. (in Sweden), Combitel (in Norway), Vattenfall (in Sweden), TDC A/S (in Denmark) and You (in Norway).

      The table below sets forth the number of customers utilizing Telia’s services through other service providers in Sweden and Norway:

	As of December 31,			As of June 30,

	1999	2000	2001	2001	2002

	(in thousands)
Number of Service Provider Customers:
Sweden(1)	4	48	74	71	87
Norway	—	50	112	110	92

(1)	Figures as of June 30, 2002, include 23,000 customers of Halebop Mobil.

Mobile Portals

      Telia operates a number of mobile portals allowing end users to access the Internet through their mobile handsets. As the Internet increasingly becomes mobile through the development of new mobile handset technology and the introduction of GPRS and UMTS, Telia expects its mobile portal product offerings to increase in importance as a service point.

      The following is a brief description of Telia’s main mobile portal product offerings:

•	Halebop: Halebop is Telia’s wholly owned mobile portal that operates in Sweden under its own brand name. Halebop’s services are accessible to all mobile subscribers on a worldwide basis, regardless of nationality, mobile operator or mobile device. Halebop’s total number of registered users reached approximately 700,000 as of June 2002. Halebop primarily targets mobile users under the age of 25 through innovative mobile services and a mobile prepaid subscription called Halebop Mobil. Halebop Mobil was launched in December 2001 and had 23,000 subscribers as of June 2002. One key feature of the Halebop Mobil subscription is that it allows subscribers to send an unlimited amount of SMS messages for a fixed weekly charge of SEK 49. Halebop Mobil operates as a service provider on Telia’s GSM network.

•	Teliamobile.se: Teliamobile.se is Telia’s customer website and offers information relating to Telia’s mobile services in Sweden.

•	DOF.se: DOF.se (Department of the Future) is Telia’s advanced GSM service for the Swedish market that is fully integrated with the Internet. DOF.se was launched in 1998 with advanced mobile services such as unified messaging and features a personal mailbox on the Internet where mobile phone messages, faxes and e-mail messages are collected. DOF.se also permits subscribers to pay their bills using their mobile phone.

•	MyDOF: MyDOF was the world’s first mobile portal and uses WAP technology. MyDOF was launched in September 1999 and allows Telia’s customers to, among other things, purchase airline tickets and reserve hotels, buy stocks, order goods and access the news. MyDOF was voted the number one WAP portal in Sweden in 2000, 2001 and 2002.

•	Norwegian Mobile Portals: NetCom operates three portals in Norway: netcom.no, a corporate site, PlanIt.no and mother.no. PlanIt.no was launched together with a WAP portal which can be personalized both via PlanIt.no and mother.no. Mother.no is Telia’s main web service in Norway targeted to mobile users under the age of 25. The average user of Mother.no is 21 years old. Mother.no is a personalized service and includes services such as the ability to send on SMS message from the Internet to a single person or groups, calendars, contact list, email and content services, including logos, ringing tones, news, jokes and others. Mother.no is open to non-NetCom users, but NetCom users receive discounts and enhanced functionality. Telia is planning to re-launch some of these service offerings during the second half of 2002.

•	Danish Mobile Portals: In Denmark, Telia has two mobile portal offerings: Composer and Sinray. Composer is a mobile portal aimed at the business segment and Sinray is aimed at mobile users under the age of 25.

•	Pocket Mode: Pocket Mode is an open marketplace that offers a wide selection of goods and mobile content services. In November 2001, Telia launched open interfaces for content providers, based on a business model designed to generate profitability for both Telia and content providers. Pocket Mode offers subscribers icons, ring tones, SMS-games, web-SMS and other SMS based services. Pocket Mode also enables Telia’s subscribers to access additional mobile services while third party content providers are provided with a larger subscriber base and greater revenue generating opportunities. Telia derives revenue from Pocket Mode through charging additional fees for the additional traffic and by charging the third party content providers a fee of 20 percent of the price charged to the end user for the service provided through Pocket Mode.

      In 2001, Telia rationalized its mobile portal business by closing its former mobile portal Speedy Tomato in the United Kingdom and Italy and concentrated its portal activities in the Nordic market by acquiring the remaining shares of its previously partially owned Nordic portal Halebop.

      During the first quarter 2002, Telia started to transfer all of its mobile portals to the Excalibur platform in an effort to create synergies among its different mobile portal product offerings.

Other Telia Mobile Operations

      Telia offers Telia HomeRun, a service that offers a mobile broadband connection in locations such as airports, hotels, conference halls, roadside inns, and cafés. In addition, Telia HomeRun allows users to connect to the Internet or to their corporate intranet (an internal network based on Internet technology) using a W LAN card and a computer. Telia HomeRun offers transmission speeds of up to 11 Mbps (Megabits per second) which is faster than most Internet services currently available. Telia HomeRun offers subscribers the ability to work more efficiently, without cables or modems, and is currently installed at more than 450 locations throughout the Nordic region, as well as at a number of SAS Airline’s international business lounges in Europe and the United States.

GPRS Services

      Telia commercially launched GPRS services in Norway in January 2001, in Sweden in September 2001 and in Finland in October 2001. In January 2002, GPRS services were made available on a limited basis to a number of corporate customers in Denmark. GPRS allows Telia to provide improved Internet services with greater content and capabilities due to GPRS high bandwidth capabilities. All of Telia’s GPRS service offerings allows subscribers to transmit a specified amount of data per month for a fixed monthly fee. Once the monthly allowance has been used, the customer is charged per kilobyte for any additional data transmissions.

      Telia was also the first operator in the Nordic region to offer GPRS-roaming on its GPRS networks for subscribers traveling to other Nordic countries. Roaming is an important step towards allowing subscribers continuous access to mobile data services when traveling abroad.

UMTS Services

      Telia has access to UMTS licenses in all of the Nordic countries. Telia was awarded a UMTS license in Denmark in October 2001, in Norway in November 2000 and in Finland in January 2000. Telia has access to a UMTS license in Sweden through its network sharing agreement with Tele2 which was established in March 2001. The network sharing agreement gives Telia access to the UMTS license of the Swedish joint venture, Svenska UMTS-nät AB. The UMTS license is held by a wholly owned subsidiary of Svenska UMTS-nät. The cooperation between Telia and Tele2 has been reviewed by the Swedish Competition Authority and, in March 2002, the cooperation was given a five-year exemption from the anti-competitive agreements prohibition in the Swedish Competition Act. The exemption ends in February 2007, at which time the cooperation has to be reviewed by the Competition Authority. The roll out of UMTS services is progressing according to the terms of the UMTS license in each market. For a further discussion of Telia’s UMTS joint venture in Sweden, see “— Material Contracts.”

      The terms of the UMTS licenses in Sweden are presently the subject of an appeal by Orange SA, a holder of one of four UMTS licenses granted in Sweden. In August 2002, Orange announced that it would request that Swedish regulators relax the timetable for building out third generation mobile networks in Sweden. Instead of the current 2003 deadline for establishing UMTS coverage for almost all of Sweden’s population, Orange has requested that the deadline be postponed to 2006, and that they only be required to provide coverage for 8.3 million people in Sweden rather than the 8.8 million currently required. Another UMTS license holder in Sweden, Vodafone Sweden AB, stated in May that it did not expect its third generation telecommunications network to cover 99 percent of the population of Sweden by 2003, as is required by the UMTS license. Coupled with the comments from Vodafone Sweden in May, the outcome of the Orange appeal may have an impact on Telia’s UMTS strategy. Telia is carefully monitoring these developments.

Telia’s Non-core Wireless Operations

      In addition to its core GSM and NMT mobile telecommunications services, Telia also offers a number of other wireless communications services, such as radio services, which Telia does not consider to be a core business.

      Telia offers several radio services including Mobitex, which is a packet-switched data communications network used to transmit and receive voice, messaging and data communications on land. Typical Mobitex users include transportation companies, taxis, forestry companies and emergency response services. Telia also provides radio services to SOS Alarm, the Swedish Board of Civil Aviation and the Swedish police. Telia operates Stockholm Radio, a coastal radio communications network responsible for sea-rescue operations in much of Sweden’s territorial waters. Telia also provides marine VHF (Very High Frequency) services and Inmarsat (International Maritime Satellite) services for ship-to-shore communications. Telia is a partner in Inmarsat which has four satellites orbiting the Earth and provides advanced global voice, data and messaging communication services via satellite.

Interconnection

      Under existing regulations, Telia is required to provide interconnection to its mobile networks for calls to and from competing domestic operators. Under various interconnection agreements with other operators whose networks interconnect with Telia’s, Telia receives fees for terminating incoming calls that originate from other operators’ networks. In 2001, Telia’s total Nordic operations recorded interconnection revenue of approximately SEK 4,000 million (in Sweden SEK 2,700 million), which was offset by payments to other operators of approximately SEK 3,400 million (in Sweden SEK 2,100 million). On January 30, 2002, the NPTA ruled that Telia Mobile Sweden must reduce its mobile interconnection tariffs to SEK 0.92 per minute, effective March 1, 2002. Telia filed an appeal with a Swedish lower administrative court seeking to reverse the ruling and, in the interim, injunctive relief. On February 26, 2002, the Administrative Court denied Telia injunctive relief and, as a consequence, Telia lowered its interconnection tariffs on March 1, 2002 to SEK 0.92 per minute. In May 2002, the Administrative Court rejected Telia’s appeal to reverse the NPTA’s ruling. Telia has filed an appeal with the Swedish Administrative Court of Appeal. The NPTA has also stated that it will continue its review of Telia’s mobile interconnection tariffs. Effective October 1, 2002, Telia will lower its mobile interconnection tariff to SEK 0.88 per minute.

Network/ Technology/ Expanding Services

      As of December 31, 2001, Telia’s mobile telecommunications network, including coverage based on service provider agreements in Finland and Denmark, had a coverage in the range of 94 to 99 percent of the population in Sweden, Norway, Denmark and Finland. Both the basic components and the service supporting functions of Telia’s network are based on reliable and state-of-the-art technology.

      Telia launched its high speed circuit switched data enhanced networks in February 2000, which increased the transmission speed capacity of Telia’s mobile networks and supports a greater number of mobile applications.

      During 2001, Telia completed the enhancement of its GSM network with GPRS capability. Telia is now the only mobile operator to have GPRS enhanced networks and GPRS roaming capability in all of the Nordic countries. Telia launched GPRS services on a commercial basis in Sweden, Finland and Norway in 2001. The benefits of GPRS are, among others, the possibility for a user or service to utilize higher data transmission speeds, the possibility to offer data volume-based tariffs and a more efficient usage of network resources. GPRS also works efficiently with IP-based services such as Internet access and mobile Internet applications.

      In 2001, Telia also became the only mobile operator with access to UMTS licenses in all of the Nordic countries. UMTS, the third-generation mobile telecommunications standard for GSM operators in Europe, Japan, and North America, is expected to enable mobile communications networks and terminals to transfer data with the speed and capacity necessary to handle advanced multimedia transmissions.

      Telia expects GPRS and UMTS technologies to allow for the transfer of data at speeds high enough to support a broad range of mobile data and media applications. Telia is currently participating in the standardization process for these new technologies and is actively evaluating possible applications and services.

Infrastructure

      The infrastructure of a mobile communications network, whether analog or digital, includes the following components:

•	radio access network comprising base stations, which communicate by radio signal with the mobile handset and controller nodes (base station controllers or radio network controllers) that manage the base stations and their resources;

•	radio sites, at which the base stations are located, as well as antenna systems and masts;

•	core network comprising mobile switching centers, which controls the traffic flow; home location registers, which not only contain information regarding subscribers using the network but also authorize their network usage;

•	transmission network comprising cabling and other transmission devices to connect different components of the network; and

•	service network comprising a set of nodes designated for specific service purposes, such as SMS and voice mail.

      Radio access network. Telia’s Nordic mobile radio access networks, consisting of more than 12,000 base stations and approximately 130 controller nodes, have been procured mainly from Ericsson, Nokia and

Siemens. By relying on more than one supplier, Telia is able to spread its technology risk and retain some influence over the development of new technology-related features. Telia’s base stations are connected to the fixed network via leased landlines or radio relay and are normally equipped with emergency back-up power. Telia’s radio access networks are designed to provide high levels of service and reliability.

      Radio sites. Telia has more than 6,500 radio sites in the Nordic countries. Most of the costs associated with mobile communication networks relate to base station infrastructure. Most of Telia’s sites are used for multiple purposes, including its own mobile services, competitors’ networks and public mobile radio services.

      Core network. Telia’s Nordic mobile core networks have been designed to provide high levels of service, quality and reliability. Telia has approximately 30 switching nodes in its core networks. All of its switching nodes are situated in secure buildings with limited physical access. Telia has redundant central systems and performs most of its operational and maintenance activities remotely. Telia’s switching network and radio networks are monitored 24 hours a day at a central operation and maintenance center. Telia also has full internal and external specialist support and backup 24 hours a day, all year round.

      Service network. Telia’s Nordic mobile service network consists of nodes supporting a wide range of services, such as positioning, messaging, voice mail and email. The service network is built with state-of-the-art technology that is able to provide Telia and its mobile subscribers with reliable services and products.

Operation monitoring centers

      All of Telia’s mobile networks are continuously monitored for faults and errors. The two main centers for network monitoring are situated in Sundsvall and Trondheim which provide around the clock surveillance of all components in the networks 24 hours a day, all year round.

      As fault reports are received, they are immediately analyzed and the fault handling routines are invoked, which enables Telia to provide a continuous network presence to its customers in the Nordic countries.

      Outsourced Network Planning and Maintenance. Some of Telia’s planning and maintenance activities relating to its network are outsourced to other companies. Telia sets the relevant requirements relating to quality and coverage which are required to be fulfilled by the company performing the out-sourced activities. Currently the following network planning and maintenance activities are outsourced to other companies:

•	planning and maintenance of the Swedish part of the network;

•	spare part handling in the Swedish part of the network; and

•	field maintenance of the Finnish part of network.

      In the Danish and Norwegian parts of Telia’s network, planning and maintenance is carried out by in-house personnel.

      Quality monitoring. To assess the competitive quality of its networks, Telia performs three types of quality monitoring.

•	Analysis of measurement data: Telia continuously measures data from its networks and analyzes such data with a view to detecting and correcting quality problems.

•	Specific network measurements: Telia also continuously performs measurements in specific parts of the networks. Using a tool developed by TEMS, Telia is able to maintain higher quality in its networks.

•	Subscriber experienced quality measurements: Telia also regularly performs subscriber-focused quality measurements. For example, a system called Qvoice is used on a quarterly basis in selected regions. By simulating calls from mobile phones traveling in Telia’s own and its competitors’ GSM networks, Telia collects systemized data to assess the quality of its own as well as its competitors’ service. The data is processed and used as an important management tool for the operation of Telia’s networks.

International Roaming

      Telia has entered into roaming agreements with other telecommunications operators outside of Sweden which enable subscribers to make and receive calls while traveling abroad. These agreements also enable foreign network users to make and receive calls through Telia’s networks when in Sweden.

      As of December 31, 2001, Telia had roaming agreements with GSM operators in 104 countries and territories, including most of the GSM operators in Europe. Telia has also entered into roaming agreements with PCS (Personal Communications Service) 1900 providers in North and South America. PCS 1900 is a GSM-based communications service used in North and South America. These roaming agreements allow Telia’s subscribers to access foreign networks by using satellite or PCS 1900 compatible handsets with their own SIM cards. A SIM card is an electronic card inserted into a mobile handset that contains a subscriber’s personal identification number and identifies his or her network. SIM cards are a key element in GSM networks because of the important subscriber information that they provide.

      Telia’s analog NMT 450 system offers international roaming in countries that have adopted the NMT standard. These countries include the Nordic countries, the Baltic States, Eastern Europe and Russia.

Operations in the Baltic States and Russia

      Telia Mobile manages a network of mobile operators in the Baltic States and Russia through its strategic investments in leading mobile operators in these areas. These operators include:

•	UAB Omnitel, the largest of three GSM operators in Lithuania in terms of number of subscribers;

•	Latvijas Mobilais Telefons SIA, the largest GSM operator in Latvia in terms of number of subscribers;

•	AS EMT, the largest of three GSM operators in Estonia in terms of number of subscribers; and

•	OAO MegaFon, the largest GSM operator in St. Petersburg and the northwest region of Russia. MegaFon, formerly ZAO North-West GSM, has merged with ZAO Sonic Duo, a GSM operator in the Moscow region, and several other regional Russian GSM providers wholly or partly owned by Telecominvest, to form the first nationwide Russian GSM operator which will operate under the brand name “MegaFon.” Telia has a 17.8 percent interest in MegaFon, which is the largest GSM operator in Russia in terms of geographic coverage and the third largest operator in terms of subscribers.

      For a further discussion of Telia’s interest in UAB Omnitel, Latvijas Mobilais Telefons SIA, AS EMT and OAO MegaFon, see “— International and Other Significant Investments.”

Telia Networks

      Telia is the leading provider of fixed network communications services in Sweden in terms of customers and has established a strong market presence in Denmark and the Baltic States. Including access networks, Telia’s fixed networks reach virtually every household and business in Sweden. Fixed network operations are Telia’s original core business and are the foundation of Sweden’s telecommunications infrastructure. In 2001, Telia Networks generated external net sales of SEK 29,159 million, representing approximately 51.0 percent of Telia’s total consolidated net sales for the period.

      Telia’s fixed networks are comprised of a nationwide fiber optic backbone network and logical networks for telecommunications, data communications and IP. Telia offers a wide range of telecommunications services, including basic telecommunications services, value-added telecommunications services, wireless services and data communication services. Telia’s fixed networks operations are divided between the retail and wholesale markets, which, together, form the foundation for all of the services that Telia develops for end customers, operators and service providers. In Sweden, Telia is the largest supplier of network products in the wholesale market, which are provided under the brand Skanova. In Denmark, Telia is the second largest infrastructure owner and the second largest network wholesaler behind TDC A/S. By operating in both the retail and wholesale markets, Telia believes that it is able to penetrate the largest portion of the total market for fixed network products and services in the Nordic countries.

      As of December 31, 2001, Telia held a 70 percent market share in Sweden for fixed voice and had a 58 percent market share in data communications, including ATM (also known as Asynchronous Transfer Mode, a system which allows high-speed digital communications permitting the transmission of different types of data, such as voice and text, simultaneously), ADSL, LAN (Local Area Network) interconnect (a short distance data transmission network designed to interconnect personal computers, workstations, printers and various other devices), VPN (also known as Virtual Private Networks, secure private communication paths through one or more data networks that is dedicated between two points allowing data to safely and privately pass over public networks such as the Internet), Frame Relay (a system based on packet-switching technology providing high data transmission), and X.25 (a worldwide protocol for communications services using packet-switched networks). Telia also has strong positions in rapidly growing areas such as wholesale broadband services, new IP services, teleconferencing as well as various advanced wholesale services.

Retail Customers and Markets

      In the retail market for fixed networks, Telia has an extensive customer base and is the market leader in fixed line telecommunications in Sweden. In Sweden, Telia has approximately 3.9 million residential customers and nearly 600,000 business customers. As of December 31, 2001, approximately 1.2 million customers subscribed to Telia’s voice-mail service and more than 2.2 million, or approximately 30 percent of Telia’s residential customers in Sweden, subscribed to Telia’s caller identification service.

      Of Telia’s business customers, as of December 31, 2001 approximately one percent were large corporations, which generated 29 percent of Telia Networks’ total revenue from corporate customers in 2001; four percent were public organizations, which generated 18 percent of Telia Networks’ total revenue from corporate customers in 2001, and 95 percent were small- or medium-sized companies, which generated 53 percent of Telia Networks’ total revenue from corporate customers. Telia provides retail services to nearly 2,500 large organizations with more than 60,000 offices, including overseas operations; approximately 16,900 public organizations and institutions; and approximately 440,000 small- and medium-sized companies in Sweden. As of December 31, 2001, Telia held 69 percent of the Swedish market for telecommunications services for businesses, measured in terms of aggregate customer expenditure, and 40 percent of the same market in the Nordic region.

      In Denmark, Telia has a market share of approximately five percent of domestic fixed line traffic and seven percent of international fixed line traffic. The market for domestic and international traffic in Denmark is dominated by the incumbent operator, TDC A/S, which holds nearly 64 percent of the domestic fixed line market and 53 percent of the international fixed line market.

      Telia also has fixed network retail operations outside of the Nordic countries through its indirect interest in the incumbent fixed line operators in Lithuania and Estonia. For a further discussion of Telia’s fixed network operations outside of the Nordic countries, see “— International and Other Significant Investments.”

      With the continued integration of information technology and telecommunications and the emerging communications and information technology market, Telia believes that the Nordic market will continue to grow in the near future. Telia believes that its solid customer base will enable it to take advantage of the potential growth opportunities in the Nordic countries and the Baltic States.

Fixed Network Voice Services

      Telia offers both business and residential customers a full range of communications products and services, from basic fixed line telecommunications to complex, tailored solutions designed to meet the specific needs of individual customers. Telia’s fixed network voice services offer access to local calling, domestic long distance calling and international calling.

      The following table sets forth the minutes of use by subscribers of Telia’s fixed telecommunications service (in millions of minutes) and estimated market share (based on revenues) for its business and residential subscribers in Sweden for the periods indicated:

	Year Ended December 31,						Six months ended June 30,

	1999		2000		2001		2001		2002

National traffic	35,200	87%	31,360	82%	26,533	67%	14,217	70%	10,619	56%
Fixed to mobile traffic	1,490	80%	1,590	72%	1,744	57%	857	67%	884	51%
International traffic	560	59%	520	59%	503	43%	257	44%	239	39%
      Telia also offers multi-conference voice and video meeting services, such as automatic and manual teleconferencing, web-based scheduling, ISDN (Integrated Services Digital Network)-based conferencing. ISDN is a transmission system with the capacity to transmit two streams of information (including voice, text, data or graphics) simultaneously on a single telephone line. Telia’s conferencing traffic increased by 30 percent in 2001 as compared to 2000. Other services include intelligent network services and server-hosting.

Fixed Access Lines

      Through its PSTN (public switched telephone network) access service, Telia provides connections between its customers’ premises and its analog network for basic telecommunications and dial-up Internet services. Each PSTN access line provides a single telecommunications channel. Telia also offers both basic ISDN lines with two channels and primary ISDN access lines with 30 channels.

      The following table sets forth selected information regarding Telia’s total access lines and share of the PSTN and ISDN access market in Sweden as of the dates indicated:

	As at December 31,			As at June 30,

	1999	2000	2001	2001	2002

PSTN (in thousands, except percentages):
Number of residential lines	3,919	3,868	3,841	3,843	3,850
Number of business lines	1,970	1,915	1,822	1,878	1,755

Total	5,889	5,783	5,663	5,721	5,605

Share of residential market	100%	99%	95%	96%	95%
Share of business market	99%	95%	95%	95%	90%
ISDN (in thousands, except percentages):
Number of basic residential access lines	27	50	61	60	57
Number of basic residential channels provided	53	99	121	119	115
Number of basic business access lines	160	208	209	205	208
Number of basic business channels provided	320	417	419	411	415
Number of primary business access lines	9	11	13	12	13
Number of primary business channels provided	257	322	382	356	375
Total basic lines	187	258	270	265	265
Total primary lines	9	11	13	12	13
Share of residential market	100%	100%	99%	99%	99%
Share of business market	100%	95%	95%	95%	95%
2 Mbps lines (in thousands):
Total number of business lines	119	103	94	99	89

      Although analog-based PSTN services are expected to remain an important part of Telia’s business in the future, competition from other technologies for voice and data transmission will increase as they become more readily available. In certain customer segments, customers are substituting mobile telecommunication services for fixed line services. Telia also expects broadband mobile networks to compete with its PSTN lines for data communications and, eventually, voice telecommunications. Telia also expects customers to migrate from PSTN services to broadband and mobile networks for data communications and, eventually, voice telecommunications.

      Under the Telecommunications Act and its license conditions, Telia must provide universal fixed line service in Sweden. This means Telia must provide connections for fixed telecommunications to permanent residences and permanent businesses throughout Sweden. Number portability, allowing end-users to change local exchange or mobile carriers while retaining the same telephone number, and free carrier pre-selection have made it possible for customers to switch operators easily, which has eroded Telia’s market share. In addition, carrier pre-selection covering local calls was introduced on February 2, 2002.

      Number portability has not yet had a significant impact on the fixed line telecommunications market but is expected to have an increasingly greater impact in the future as a result of local loop unbundling.

      In Sweden, Telia’s principal competitors in the fixed access lines markets are Tele2, Telenordia, WorldCom, Song and Utfors among others. In Denmark, Telia’s major wholesale competitors are TDC A/S, Global Connect, Song, Colt and Global Crossing. Telia’s major retail competitors in Denmark are TDC A/S, Debitel, and Sonofon.

      Historically, Telia’s fixed telecommunications business has experienced a high customer retention rate. Telia expects, however, that increased competition will have a negative effect on its customer retention rates. Telia also expects pre-selection and local loop unbundling to result in increased reselling of fixed telecommunications services by service providers and operators.

Tariffs and Pricing

      Telia’s prices are based on both fixed fees and volume charges, depending on the service or product purchased. Connections carry an installation fee when access is first installed or moved. After a connection is installed, a quarterly fee is assessed that includes basic maintenance and customer support. Telia owns the network only up to the first phone outlet in the customer’s premises; the customer typically owns the rest of the equipment. Telia charges market prices for servicing the part of the network that it does not own. Usage is priced based on a call initiation fee and a time-based traffic fee which is billed in one-second increments. Some of Telia’s value-added services, such as caller identification, have a monthly fee. Others, such as call-forwarding, are provided free of charge but lead to increased revenue through traffic charges.

      Telia’s national traffic charges in Sweden are based on actual cost (as required by the Telecommunications Act) and the competitive environment. In February 2000, Telia announced a new pricing structure under which it eliminated national long distance rates, and as a result, since February 15, 2000, all calls within Sweden are billed as local calls.

      Telia’s traditional telecommunications services are currently experiencing increased price pressure along with increased demand for more advanced communication services. The market is moving toward value-based pricing as well as customer-driven communications product and service offerings. Factors that affect Telia’s tariff levels also include market competition, internal costs associated with purchasing network capacity from Skanova and interconnection fees.

Tariff Structure for Residential Subscribers

      The following table sets forth selected information concerning Telia’s tariff structure for residential subscribers in Sweden, excluding value-added tax:

	Residential Subscribers(1)

	Basic price				TeleBonus Total plan(2)

	Peak(3)		Off-peak(3)		Peak(3)		Off-peak(3)

	(SEK per minute, except call initiation
	fees and value-added tax)
Local calls/ National calls	0.184		0.092		0.168		0.084
Fixed to Mobile:
Calls to Telia mobile network	2.00		1.20		1.80		1.08
Calls to external mobile networks	2.36		1.80		1.80		1.08
Telia Internet 020 access:
From PSTN, ISDN and DuoCom (ISDN and Internet) subscriptions	0.36		0.36		0.30		0.30
Call initiation fees:
Local	0.36		0.36		0.30		0.30
Fixed to Mobile	0.36		0.36		0.30		0.30
From PSTN subscription	0.36		0.36		0.30		0.30
From ISDN and DuoCom subscription	0.36		0.36		0.30		0.30
International:
Call initiation fee	0.36		0.36		0.30		0.30
Price per minute	—	(4)	—	(4)	—	(4)	—	(4)

(1)	Mobile tariffs are described under the discussion of the operations of Telia Mobile.

(2)	TeleBonus Total is Telia’s bonus plan, under which customers pay a monthly fee of SEK 12, excluding value-added tax, reduced charges for local calls, calls to Telia mobile telephones and international calls.

(3)	Peak rates apply to calls made on weekdays between the hours of 8:00 and 18:00; off-peak rates apply to calls made at all other times.

(4)	Price per minute varies with call destination. Examples of international tariffs include (with prices under the TeleBonus plan following in parenthesis): U.S., SEK 0.792 (SEK 0.72) and no separate price to mobile destinations; U.K., SEK 0.792 (SEK 0.68) and a separate price to mobile destinations of SEK 2.80 (SEK 2.60); Denmark, SEK 0.76 (SEK 0.68) and a separate price to mobile destinations of SEK 1.56 (SEK 1.44); Finland, SEK 0.76 (SEK 0.68) and a separate price to mobile destinations of SEK 1.56 (SEK 1.44); France, SEK 0.96 (SEK 0.84) and a separate price to mobile destinations of SEK 2.80 (SEK 2.60); Norway, SEK 0.76 (0.68) and a separate price to mobile destinations of SEK 2.20 (SEK 2.00); Germany, SEK 0.792 (SEK 0.72) and a separate price to mobile destinations of SEK 2.80 (SEK 2.20); and Japan, SEK 2.80 (SEK 2.60) and no separate price to mobile destinations.

      Telia offers a customer reward program, Telia Fördel (Advantage), which rewards customers with product offerings and other benefits based on levels of usage. Due to the success of Telia Fördel, Telia plans to refine and expand its reward program to create targeted programs for different customer segments.

Tariff Structure for Business Subscribers

      The price levels for business subscribers are the same as those offered to Telia’s residential subscribers with volume discounts available under Telia’s TeleBonus plans for high volume customers. TeleBonus subscribers account for over 70 percent of Telia’s telecommunications traffic revenues from fixed business subscribers.

      The following table sets forth selected information concerning Telia’s tariff structure for business subscribers in Sweden, excluding value-added tax:

	Business Subscribers(1)

	Basic(2)				Contract

					Small	Large
	Peak(3)		Off-peak(3)		Businesses(4)	Businesses(4)

	(SEK, except as indicated)
National calls:
Call initiation fee	0.36		0.36		0.30	—	(4)
Price per minute local (all of Sweden)	0.184		0.092		0.155	—	(4)
Fixed to Telia Mobile	2.00		1.20		1.80	—	(4)
Fixed to external mobile(5)	2.36		1.80		2.25	—	(4)
International:
Call initiation fee	0.36		0.36		0.30	—	(4)
Price per minute	—	(5)	—	(5)	— (5)	—	(4)

(1)	Mobile tariffs are described under the discussion of the operations of Telia Mobile.

(2)	Does not include contract business customers.

(3)	Peak rates apply to calls made on weekdays between the hours of 8:00 and 18:00; off-peak rates apply to calls made at all other times.

(4)	Tariffs for contract business customers, at any time; the tariffs for national calls for large business enterprises vary depending on the traffic volume and geographical location. For international calls, the discount varies depending on the traffic volume.

(5)	Price per minute varies with call destination. Examples of international tariffs, not including a ten percent discount available to small businesses: United States, SEK 0.79; United Kingdom, SEK 0.79; Denmark, SEK 0.76; Finland, SEK 0.76; France, SEK 0.96; Norway, SEK 0.76; Germany, SEK 0.79; and Japan, SEK 2.80.

Data Services

      Telia is the largest provider of data communications services in Sweden with a 58 percent market share. Telia’s data services unit focuses on network-based high value-added data communication and multimedia services. Although its network-based services are based mainly on traditional technologies, Telia is developing products based on other technologies, such as IP.

      Telia provides customized corporate data network solutions, such as private networks, virtual private networks and IP-based virtual private networks, including design, service level agreements, technical advice and support. Telia offers standardized data communication services, such as managed leased lines, LAN interconnect, frame relay and ATM and packaged products. Telia also sells data services from other operators, such as its associated company Infonet, individually and packaged with other Telia products.

      See “— Telia Internet Services” for a discussion of Telia’s dial-up and broadband Internet access services.

New Services

      To meet the challenges of increased competition, Telia is continuously introducing new products and services. During 2001, Telia launched several services that aim to facilitate teleworking, simplify network connections for small offices and enable companies to analyze and control the traffic on their networks. Telia’s other related initiative is to offer wireless broadband access to corporate networks and IP telecommunications, a service on which Telia expects to increase its focus in 2002. Telia’s aim is to offer large and small businesses services that can support and make internal business processes more effective and also provide services supporting and developing marketing and sales. Integrated corporate networks for telecommunications as well as Internet and data communication for businesses operating in only one or in many geographic locations is an important business service and is one of the bases for further integration between information and communication services. During 2001, Telia introduced “Planet,” an integrated corporate network VPN solution which Telia believes will enable it to meet the expected increase in demand for leased and outsourced corporate networks and applications. During 2001, Telia also launched “City Connect,” a metropolitan network-solution for communities operating their own local communication service. Telia is also able to provide value-added services to networks and offers connectivity to national and international communication. During 2001, Telia also tested several new services for the residential market, such as electronic bill payment, IP-based telephony services (using the Internet for routing voice traffic), known as Budgetcall and Microcall, and voice-activated calling, known as Röstringing.

Wholesale Network Operations

      In 2001, Telia’s wholesale network operations represented 15 percent of its total revenues from Telia Networks and Telia believes that its wholesale operations will have significant revenue generating potential in the future. Net sales from Telia’s wholesale business increased by 53 percent in 2001 to SEK 4,357 million.

      With approximately 200 wholesale customers, Telia has established business relationship with nearly all of the principal service providers in Sweden and Denmark. In Sweden, Telia’s wholesale operations are conducted under the brand Skanova, which offers a variety of services, including dark fiber, leased lines, network capacity and interconnect traffic, broadband access and telecommunications services. Among these services, broadband access was in particularly high demand during 2001 and the first half of 2002. Skanova administered 351,000 broadband access accounts as of June 30, 2002, including 70,000 to operators and service providers outside of the Telia group.

Domestic Wholesale Network Operations

      In Sweden, Telia provides a range of domestic wholesale network services to internal and external service providers and operators, with a growing proportion of sales to third-party operators and service providers. Telia offers traditional and broadband connections, traffic, IP transit and network capacity, IP and Internet-based network services and services to Telia’s service provider business areas as well as to third-party service providers and operators.

      Services. In addition to network services and infrastructure, Telia also provides the following services on a wholesale basis:

•	Access Products: Telia offers a range of PSTN and ISDN access services as well as a range of other access products including high speed Internet and telecommunications services, broadband access (based on Ethernet and on ADSL) and wholesale IP and ADSL access.

•	Voice Services: Telia provides voice transit and interconnect services for voice traffic to other operators. Telia also has an advanced wholesale service that enables service providers to market and sell voice services to end customers by using Telia’s existing telecommunications switches. This service enables Telia to retain the majority of the revenue generated by the use of its network assets despite intense competition for voice services.

•	Capacity: Telia offers telecommunications carriers and value-added resellers leased broadband lines capacities from 2 Mbps to 155 Mbps.

•	IP Transit: Telia also offers bandwidth capacity at transmission speeds between 2 Mbps and 155 Mbps to Internet service providers and Internet content providers.

•	Infrastructure: Telia offers ducts, dark fiber, optical channels, copper access and co-location services to other carriers. Dark fiber refers to a part of a fiber optic cable that is not connected to transmission electronics. In a dark fiber sale, another communications provider purchases rights to one or more of Telia’s fibers for its own use, and is responsible for providing its own transmission electronics to enable the fiber to carry traffic. Telia’s co-location services permit carriers to extend and expand their networks by housing their own computing and telecommunications equipment, such as routers and servers, inside Telia’s secure premises.

      Telia also provides network management services including remote supervision and terminal-based operational troubleshooting and error analysis. Traffic routing and rerouting provide information on the operational status of the network to customers. Other network management services are provided to secure the network functions. In March 2000, Telia opened its domestic network to competing third-party operators and Skanova began providing access to copper and bit-stream access lines, as well as co-location to competing service providers in Sweden. The implementation of local loop unbundling is expected to increase competition at the service provider level.

      Customers. Telia began marketing its copper-based access networks on a wholesale basis in March 2000. Since this time, Telia has offered providers a broad spectrum of available products which they may purchase in order to distribute their services to end customers. Telia’s most advanced wholesale service, TeleHost, enables different companies with their own brand to add fixed telecommunications to their regular product range. Skanova produces the service and provides billing data while the customer-client manages the relationship with end customers.

      The following table sets forth certain information relating to Telia’s wholesale customers and typical product offerings relevant to each customer segment.

Categories of Customers	Typical Products

• Telecommunications service providers	• Access products: PSTN/ISDN, IP access and Broadband
• Voice services
• Capacity
• Internet service providers	• Access products: PSTN/ISDN, IP access and Broadband
• IP transit
• Telecommunications operators	• Access products: PSTN/ISDN, IP access and Broadband
• Voice services
• Capacity
• IP transit
• Power utilities	• IP transit
• Property owners	• Access products: PSTN/ISDN, IP access and Broadband
• System integrators	• Access products: PSTN/ISDN, IP access and Broadband
• Voice services

      To date, the substantial majority of Telia’s wholesale domestic network revenues have been generated from sales within the Telia group, although sales to third parties have begun to grow.

Nordic Wholesale Network Business

      Telia also provides wholesale network services in Denmark, where it provides a range of services to entities within the Telia group and to external service providers and operators. Telia believes that there is revenue potential in the wholesale market in Denmark, and its acquisition of Powercom, a Danish-based infrastructure company, positions Telia to take advantage of that potential. As a result of the Powercom acquisition, Telia has become the second largest owner of infrastructure in Denmark, where Telia has a nationwide 7,000 kilometer long fiber optic backbone network, an IP network covering Denmark’s six largest cities, a nationwide telecommunications network and fiber rings in 55 locations throughout Denmark, including Copenhagen.

Wholesale Pricing

      Voice charges consist of a per-call fee for calls successfully connected and a per-minute fee which varies according to the distance of the call and the time of day.

      Telia charges an initial fee and an additional quarterly fee for leased line services. Telia’s leased line pricing is based on the type of service, the distance and type of geographical area (for example, urban or rural), the contract period and the number of circuits. Customers are offered discounted pricing for longer contract periods and high-volume orders.

      For IP connection/ transit pricing, Telia offers two pricing options: a flat rate for a defined access or a variable rate based on the actual volumes transferred.

Infrastructure

      Telia believes that its domestic network is one of the most technologically advanced fixed line networks in the world. Telia’s network features:

•	all-digital local, trunk and international switching;

•	all-digital transmission, with regional and trunk transmission based mostly on fiber optic cable infrastructure, which features Synchronous Digital Hierarchy (also known as SDH, the European standard for high-speed digital transmission using fiber optic cables) transmission systems;

•	wide access to ISDN; and

•	broadband access.

      Telia’s nationwide fixed network functions as the backbone for its operations, supporting not only its local, long distance and international traffic, but also mobile and data communications trunk traffic. Telia’s network in Sweden consists of 50,000 kilometers of cable and two million kilometers of fiber.

•	Local Network: Telia’s existing local network is one of the most highly digitalized in the world. Digitalization of the network was completed in October 1998. As of June 30, 2002, Telia had the capability to provide 90 percent of end users in Sweden with ISDN access. The number of ADSL accesses increased by 208,000 in 2001 and by 143,000 in the first six months of 2002. Telia has approximately 7,000 nodes with installed equipment as interconnect points for local access.

•	Regional and National Trunk Network: Telia’s regional and trunk networks are fully digitalized and mainly utilize fiber optic cable capable of operating at transmissions speeds of up to 40 × 10 Gbps in 2001. As of June 30, 2002, Telia’s trunk network consisted of 45,000 kilometers of fiber optic cable. SDH is the basic technology in Telia’s trunk network.

      SDH allows for enhanced reliability. Through the use of a stand-by national network and self-healing local rings, the synchronous digital hierarchy optical network is protected against single cable failures. The synchronous digital hierarchy modernization is expected to reduce Telia’s operating and capital costs.

      Telia also operates a number of switched digital networks used principally for the provision of X.25, frame relay and asynchronous transfer mode (ATM) data services. ATM permits data, text, voice and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps. By utilizing ATM technology, Telia is able to provide superior local access network interconnections, data transmission and flexible bandwidth delivery.

      Telia operates one of the largest and fastest IP backbone networks in the world. Connectivity between super core and core nodes is from 2.4 Gbps to 10 Gbps. The total amount of traffic reaches 10 Gbps during peak hours. There are 800,000 narrowband access users and 400,000 broadband access users connected to Telia’s domestic network.

      Telia intends to employ IP-based technology over its entire network, using packet switching systems.

      Initiatives are underway to develop technology to address the disadvantages of the current generation of packet-switch based systems. Telia believes that the evolving IP standard will remain a primary focus of these development efforts. Telia expects the benefits of these efforts to include improved communications, reduced latency and declining network hardware costs.

Network Development

      During 2001, Telia endeavored to satisfy the growing demand for interactive broadband services by refining its fixed network in terms of capacity, functionality and traffic control. Three dimensions of this effort include:

•	Increased capacity in the fiber optic backbone network: Telia is installing additional fiber in its network to meet the growing demand for capacity. During 2001, Telia added substantial capacity to its network in southern Sweden and also laid fiber optic cable between Stockholm and Haparanda, Sweden.

•	Increased capacity in access networks nearest the subscriber: Telia expanded its fiber optic networks in larger Swedish cities, including Stockholm, Gothenburg and Malmö. Telia is also expanding its ADSL access, which reached 70 percent of Sweden’s households at the end of 2001. Telia also obtained a license during 2001 to build broadband access networks in Sweden based on fixed radio.

•	Technology shift to IP: To address the growing demand for IP-based fixed networks, Telia equipped its IP network in Sweden with new functions during 2001, such as Quality of Service, which will enable Telia’s subscribers to select their level of service quality and performance, and Multicast, which allows the IP network to be used for telecommunications and other real-time solutions, such as radio and television broadcasts. In 2001, Telia also began implementation of Ipv6, a protocol that Telia believes will resolve the current shortage of IP addresses in the IP network.

Operations in Lithuania and Estonia

      Telia Networks has strategic investments in the leading fixed line operators in each of Estonia and Lithuania. These operators include:

•	AS Eesti Telefon, the leading provider of fixed line telecommunications services in Estonia in terms of number of subscribers and;

•	Lietuvos Telekomas, the leading provider of fixed line telecommunications services in Lithuania in terms of number of subscribers.

      For a further discussion of Telia’s interest in AS Eesti Telefon and Lietuvos Telekomas, see “— International and Other Significant Investments.”

Telia Internet Services

      Telia is the leading provider of Internet services and cable television in Sweden and is the second largest provider of broadband services in Denmark in terms of number of subscriptions. Telia is also the leading provider of access-related services designed to support and facilitate Internet use to the residential and business markets in Sweden in terms of number of subscriptions. As of December 31, 2001, Telia had approximately 992,000 Internet access customers in Sweden, which represented approximately 50 percent of the Internet services market in Sweden, and a more than 60 percent increase in the number of subscribers compared to December 31, 1999. In 2001, Telia Internet Services generated external sales of SEK 3,288 million, representing 5.7 percent of Telia’s total consolidated net sales for the period. As of June 30, 2002, Telia had approximately 1,044,000 Internet access customers in Sweden.

      Telia is working to leverage its leading position and large customer base in the fixed telecommunications and Internet access markets to build an Internet-based, customer-oriented business and to expand its broadband access and content offerings. Telia believes that an integrated focus between traditional telecommunications products and its broadband network and portal will create significant revenue generating potential in the future.

      To obtain clearance for the Telia-Sonera merger from the European Commission, Telia has agreed to dispose of its Com Hem AB cable business, including its cable broadband services in Sweden.

Access Services

      As of December 31, 2001, Sweden had the highest penetration rate of Internet access and broadband among EU countries. Approximately 64 percent of the households in Sweden currently have Internet access, primarily through dial-up connections, and surveys indicate that approximately one-half of the households in Sweden with dial-up connections plan to switch to broadband access within the next three years. Telia has been working to develop its accesses on its existing technical platform on a continuous basis and currently offers a wide range of Internet connections in various bandwidths to both residential and business subscribers, including:

•	Dial-up Internet access, Telia’s simplest connection which provides speeds of up to 56 Kbps depending on the user’s modem;

•	ISDN, which is available at speeds of 64 Kbps or 128 Kbps;

•	ADSL, with broadband communication over copper wire, available at three speeds: 500 Kbps for residential customers and 1 Mbps or 2 Mbps for business customers;

•	Ethernet, which provides communication over a fiber network to residential customers at speeds of up to 10 Mbps;

•	Cable broadband, which provides access available at 500 Kbps, 1 Mbps and 2 Mbps; and

•	ProLane, a dedicated access service for large businesses which provides nearly unlimited capacity.

      Telia believes that its array of Internet access services will continue to provide Telia with revenue-generating potential by offering its subscribers high speed Internet access at competitive prices. In 2001, net sales from Telia’s access services increased 31 percent to SEK 1,959 million and Telia’s access services were the fastest growing area within Telia Internet Services.

      The table below sets forth the approximate number and change in Telia’s Internet access accounts for the periods specified:

				As at or for

	As at or for year ended December 31,			Six months ended June 30,

	2000	2001	Change	2001	2002	Change

Sweden:
Dial-up	687,000	747,000	60,000	724,000	722,000	(2,000)
Broadband:
ADSL/LAN	27,000	194,000	167,000	92,000	264,000	172,000
ProLane	2,000	3,000	1,000	3,000	3,000	0
Internet cable	22,000	48,000	26,000	38,000	55,000	17,000
Total broadband	51,000	245,000	194,000	133,000	322,000	189,000
Denmark:
Dial-up	78,000	89,000	11,000	88,000	94,000	6,000
Broadband:
Internet cable	30,000	58,000	28,000	43,000	70,000	27,000
Total dial-up access	765,000	836,000	71,000	812,000	816,000	4,000
Total broadband access	81,000	303,000	222,000	176,000	392,000	216,000

Total accesses	846,000	1,139,000	293,000	988,000	1,208,000	220,000

Dial-up Access Services

      Telia’s PSTN access service provides connections to a subscriber’s premises and access for basic telecommunications and dial-up Internet services. PSTN access customers are charged fixed network charges based on minutes of use. Telia also offers ISDN access services which allows a single access line to be used simultaneously for multiple purposes, provides higher quality connections and increases the bandwidth capacity of the access market. Telia offers both basic ISDN access lines, which offer two channels and are suited for residential and small business customers, and primary ISDN access lines, which offer 30 channels and are suited for medium- to large-sized businesses.

      In 2001, PSTN and ISDN access remained the most common means of Internet access in Sweden. With 747,000 residential and small business subscribers as of December 31, 2001, Telia remains the leading provider of dial-up access services in Sweden, where it has a 44 percent market share. While Telia’s customer base in Sweden grew by nine percent during 2001, Telia expects future growth rates to decrease as the dial-up market matures and subscribers migrate to broadband services. Nevertheless, Telia believes revenue-generating potential remains strong in the dial-up market as a complementary form of Internet access. Telia also offers dial-up and ADSL Internet access in Denmark.

Broadband Access Services — Residential

      Telia remains a market leader in serving Sweden’s growing demand for high speed Internet access. Since 1999, Telia has offered group connection services for multi-family dwellings in Sweden. Telia provides residential broadband access to the Internet using one of the following techniques:

•	Internet cable, which provides a cable broadband connection;

•	individual access, using an ADSL connection to a subscriber’s home;

•	group access, using local area network (LAN) technology; and

•	group schemes, using individual ADSL connections to apartment blocks.

      For both group access and group schemes, Telia enters into frame agreements with the owners of apartment blocks. Telia estimates that over 1.5 million households in Sweden are capable of receiving Internet access using this method through approximately 300 property companies. The number of households covered by a frame agreement provides an indication of the potential subscriber base, but in practice Telia will not be able to convert all of these households to subscribers.

      For group access, subscribers within an apartment block are connected to a local access network (LAN), which is connected to a server located on site. The server is connected to the Internet by the most appropriate broadband local access service, which may be either ADSL, fiber or a microwave link. As an example of this type of access, in June 2002, Telia signed a framework agreement with the housing association HSB Sverige to provide ADSL-based broadband Internet access for the residential properties of HSB Sverige.

      For group schemes, Telia’s typical frame agreement covers all households in an apartment block and requires a penetration rate of 20 percent of the households within one year. Typical agreements also provide for a discounted individual ADSL connection fee against a guaranteed minimum aggregate number of connections within an apartment block. The discount reflects the reduced work required to install ADSL modems at the local exchange and on the subscriber’s premises.

      In each case, the monthly fee includes unlimited, always-on access to the Internet. Users pay extra charges for additional services, such as video on demand.

      Telia’s early broadband launch enabled it to capture a large share of the residential market in Sweden and, as of December 31, 2001, Telia has signed frame agreements covering approximately 1,165,000 potential ADSL connections and 520,500 potential cable connections in Sweden. Telia has recently been shifting its focus from group connections to individual ADSL connections.

      Telia also offers broadband Internet access in Denmark, where it is presently the second largest provider of broadband services through its wholly owned cable television subsidiary, Telia Stofa. As of June 30, 2002, Telia Stofa had 70,000 Internet access customers. Telia Stofa provides broadband Internet access through a cable connection and Telia launched ADSL services in Denmark in the second quarter of 2002.

Broadband Access Services — Business

      During 2001, Telia launched Telia Bredband Företag, an ADSL service for business customers, which has attracted strong demand from small- and medium-sized businesses. During 2000, Telia launched ProLane, a dedicated access service which offers high capacity connections and superior reliability. ProLane also enables subscribers to select their desired level of capacity, providing guaranteed availability. Large businesses whose operations are geographically dispersed may select the Telia ProLane VPN solution, launched in 2001, in order to build their own intranet and extranet (an extranet is an intranet that is extended to include certain outside businesses, organizations or individuals).

      While demand for ADSL access was previously strongest among consumers, demand from businesses rose steadily after Telia launched its broadband business service in mid-2001. Total residential and business demand for broadband access was strong in 2001 and Telia estimates that its share of Sweden’s broadband market increased to 55 percent in 2001. Telia enters into contracts with businesses relating to Internet access which vary according the specifications and nature of the subscriber. Pricing is also dependent on the nature of the contract entered into with the subscriber.

Access-related Services

      Telia is also developing access-related services that are designed to support and facilitate Internet use. Sales of access-related services rose from SEK 35 million in 2000 to SEK 139 million in 2001. For the residential market, Telia’s access-related services focus on entertainment, leisure and security services, such as virus protection software and firewalls. Together with its content partners, Telia has entered into agreements with suppliers of games, sports, news and entertainment. Access-related services are available for residential subscribers at Telia’s Internet portal: www.comhem.se, where an increasing number of its services are broadband-based services.

      For businesses, Telia has developed services for streaming media, e-mail, hosting and security services. Telia has experienced a growing demand for its Internet-based streaming, sound and animation services, as more businesses are using their web sites for live news broadcasts, press conferences and similar events. Telia also provides live broadcasts of all debates in the Swedish Riksdag (Parliament) over the Internet for viewing anywhere in the world. Web hosting also emerged as a growth area for Telia during 2001, as Internet use has increased in trade and industry sectors. Demand for e-mail services also increased significantly during 2001. In addition, demand for electronic commerce (e-commerce) services demonstrated strong growth during 2001, although at a slower pace than Telia had anticipated.

      Another access-related service provided by Telia is its security services, based on PKI (Public Key Infrastructure) which uses electronic signatures for personal identification. Telia has developed these security services in collaboration with the U.S.-based company, Verisign. Telia also uses the Sonera SmartTrust platform for its PKI services. Telia’s range of security services include Säker epost (secure e-mail), Säker webbaccess (secure web access), Elektroniska ID-kort (electronic ID cards) and Servercertifikat (server certificates). Telia has also developed new services that enable its subscribers to send and receive payments over the Internet through a secure connection. Subscribers are also able to download and update Telia’s payment and security services, as well as support services, over the Internet.

Portals

      Telia is currently working to integrate its Internet operations through the coordination of its technical platform, content, marketing and sales activities. One significant result of Telia’s integration effort is its www.comhem.se and www.comhjem.dk portals, which are now the main portal for all of Telia’s Internet customers in Sweden and Denmark, respectively. In Sweden, the www.comhem.se portal offers a variety of content with a focus on broadband entertainment, including on-line games, live soccer games, music videos and “funniest” home videos. In addition, through its www.comhem.se portal, Telia is able to offer services such as an advanced mail and SMS platform, customer account management, customer service as well as both broadband and ISP-content and services in alliance with key content providers in the marketplace. The services and content at www.comhem.se are accessible over both broadband and dial-up infrastructures and with billing system capability. The www.comhem.se portal had approximately 964,000 unique visitors in February 2002.

      Alliances are integral to Telia’s content and service capabilities. Several broadband entertainment services have been launched during the past two years. In March 2000, Telia launched the first Games on Demand service. This was possible due to Telia’s close cooperation with Microsoft and other content providers such as Electronic Arts. Telia’s www.comhem.se portal is also the only European portal to offer MTV Live which provides streaming music, entertainment news and other information featured by MTV Europe. In April 2002, www.comhem.se also began offering Swedish premier league football live over the Internet. This service is provided to Telia and Com Hem broadband customers on an exclusive basis.

IP-centric Services

      Telia offers integrated services for the Internet, including web site applications, web hosting, e-mail, server and web design related consulting services. Telia develops communications services for the corporate market based on an IP platform. In particular, Telia is developing a business-to-business website that can be customized to meet the particular needs of subscribers. Telia is also focusing on integrated communications and information services and applications to provide seamless access regardless of the communications medium or device (for example, broadband, wireless or Internet). Telia currently offers businesses IP services via ATM and frame relay and expects to introduce an IP infrastructure for businesses that includes intranet and extranet services and Internet access for voice, image and information applications.

      Small- and medium-sized businesses are increasingly addressing their wide area communications needs through the Internet. Telia’s IP virtual private network uses the Internet and provides security and other features included in traditional WAN data communication at competitive costs. Telia’s ProLane virtual private network provides solutions comparable to frame relay, ATM and LAN-Interconnect.

Analog Cable and Digital Television Services

      Telia offers both analog cable and digital television to its subscribers. Digital television is interactive and provides higher quality audio and video and more channels than analog cable. Telia offers analog cable television through its subsidiary Com Hem AB in Sweden and through Telia Stofa in Denmark. Telia is currently the leading cable television provider in Sweden with approximately 1.4 million residential subscribers as of June 30, 2002. Telia Stofa had 186,000 cable television subscribers as of June 30, 2002. To obtain clearance for the TeliaSonera merger from the European Commission, Telia has agreed to dispose of its Com Hem AB cable TV business in Sweden.

      The Swedish television market is largely digitized, with digital television currently available to 1.2 million of Telia’s cable subscribers. For a fixed monthly fee, Telia provides its subscribers with a digital box which offers approximately 70 channels, including pay-per-view broadcasts of sports, films and music. Swedish professional soccer and hockey games are made available on a pay-per-view basis which has contributed to a substantial increase in demand for digital boxes. Digital television subscribers also have access to interactive services, such as sports, games and news. Telia expects demand for digital television to increase in 2002, with as many as 20 percent of Swedish households expected to subscribe during the year, according to recent surveys.

      Telia also offers property owners with two-way cable networks for interactive property management services, enabling residents to monitor and control functions, such as heating and lighting.

Telia International Carrier

      Telia has established a high quality international fiber optic backbone network, the “Viking Network,” based on fiber optics and wavelength technology. Concentrated primarily in Europe, the Viking Network is suited to all types of network traffic, from basic voice transmission to advanced interactive broadband services. The Viking Network is based on a fully operational 19,800 kilometer long duct/cable network with repeater stations in Europe. The Viking Network is connected to New York via the transatlantic cable system, TAT 14, of which Telia International Carrier owns a 6.25 percent interest.

      In September 2002, Telia completed a comprehensive review of its international carrier operations, and decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of Telia International Carrier’s new strategy, it will focus on offering wholesale capacity and IP services to large customers over the profitable parts of its wholly owned European and trans-Atlantic networks. As part of the restructuring program, Telia has decided to close down Telia International Carrier’s Asian operations as well as its national voice reseller business in the United Kingdom and Germany, discontinue offering domestic capacity services in the United States and terminate its co-location business. Telia will also significantly reduce the number of commercial points of presence of Telia International Carrier. Telia will also centralize the sales, finance, administration and customer care resources of Telia International Carrier to Sweden. Telia also estimates that, as part of the restructuring, Telia International Carrier will reduce its current workforce of approximately 800 persons by more than 50 percent. The strategic refocusing and restructuring will also enable Telia International Carrier to substantially scale down the number of offices and technical facilities it maintains, as well as reduce the number of its operation and maintenance contracts and leased lines. Adjusted for the estimated restructuring charges, Telia expects its refocused international carrier operations to achieve positive cash flow during 2003.

Products and Services

      Through Telia International Carrier, Telia offers competitive international telecommunication services in Europe and the United States to its customers, who are primarily service providers, incumbents, other carriers and mobile and fixed line operators. Telia’s international carrier business includes three major product areas:

•	Capacity

•	Voice

•	IP Services.

Capacity

      Telia offers wavelength services, providing up to 10 Gbps of capacity. Wavelength services are designed for customers who require very large transport capacities between cities, but who prefer not to purchase dark fiber, which would require an investment in and the maintenance of transmission equipment in order to transport traffic.

      Telia’s SDH service provides an international capacity service of between 2 Mbps and 2.5 Gbps which is produced by Telia on its Viking Network and provides high levels of flexibility and quality. This service ensures that the traffic of Telia’s customers flows seamlessly across the Viking Network from the east coast of the United States to Eastern Europe. Should any problems occur, Telia’s meshed and diversified SDH network allows for automatic protection or rapid re-routing of traffic.

Voice

      Telia offers traditional voice services, including call termination and transit services to fixed and mobile operators and carriers. These services enable Telia’s customers to offer worldwide reach to their end users. Through its own Nordic base and over 100 bilateral agreements with other telecommunication companies, Telia is able to terminate traffic in all countries worldwide.

IP Services

      Telia is one of the largest European Internet carriers and provides services on a wholesale basis to its customers, including services such as IP-Transit, at speeds of 2 Mbps and up to 2.5 Gbps. Telia’s IP Network, called TeliaNet, is a global network with multiple high speed links as well as extensive interconnections to other Internet carriers across Europe and the United States.

Sales and Customers

      Telia International Carrier has a fully operational network and operates in the international wholesale network services markets to provide services from its product portfolio to other carriers, fixed and mobile operators and service providers.

      Telia International Carrier’s sales organization is supported by a Product and Network division with global responsibilities. Telia International Carrier currently has approximately 800 employees, of which 550 are located outside Sweden in over 20 countries. As part of Telia International Carrier’s proposed refocusing, including the centralization of its sales, finance, administration and customer care resources in Sweden, Telia estimates that Telia International Carrier will reduce its current workforce of approximately 800 persons by more than 50 percent.

      Telia’s customers generally use a number of telecommunications providers and shift traffic among them based on price and service levels. Currently, the majority of Telia’s international carrier customers have pan-European operations. By targeting the wholesale sector of telecommunications providers, Telia is able to work with its network customers without simultaneously competing with them for their end users’ business.

      Telia International Carrier focuses on the following customer segments:

Customer Segments

Service
	Incumbents	Fixed line Operators	Mobile Operators	Providers

Key Customers	BT, FT, TP SA, Rostelekom, Telenor	Sprint, WorldCom, Wind, Cable & Wireless	Vodafone, D2, Comviq	Tiscali

      Due to the current turbulence in the carrier market, some of Telia’s customers that previously elected to purchase unrefined products, such as fiber, are instead demanding capacity, while at the same time many former capacity customers are now purchasing IP and voice transport. Since most of the Viking Network is operational on a commercial basis, Telia believes that it is well positioned to adapt to changes in market conditions and customer demands. See “— Telia International Carrier — Market and Industry Outlook” for a discussion of the current trends in the carrier market.

      In 2001, approximately one-quarter of the revenue generated by Telia International Carrier was derived from sales to other business areas within the Telia group. Telia believes that the proportion of its revenues derived from external customers will comprise an increasingly greater share of the total revenues of Telia International Carrier in the future.

Infrastructure and Backbone Network: The Viking Network

      In 2001, most of the European portion of the Viking Network became operational, consisting of a meshed network with an underlying ring structure that extends approximately 16,000 kilometers across 21 countries and 70 cities in Europe. The Viking Network as a whole has 200 points of presence in 100 cities in Europe and North America. The points of presence consist of floor space for Telia’s technical equipment or the equipment of its customers, known as co-location. As part of Telia International Carrier’s proposed refocusing, Telia will terminate its co-location business and will significantly reduce the number of commercial points of presence of Telia International Carrier.

      The Viking Network is designed as a multi-duct network in which each duct can be equipped with sufficient fiber cables to meet varying levels of demand. The Viking Network is equipped with fiber meeting the ITU’s G.652 or G.655 specification and also with electronics, including dense wavelength division multiplexing technology (known as DWDM), which allow for the division of each fiber into at least 40 channels, each operating at speeds of up to 10 Gbps.

      The backbone of the Viking Network has been designed with a self-healing loop configuration to prevent interruption of service to Telia’s customers by instantaneously re-routing traffic in the opposite direction around the ring in the event of a network component failure.

      Telia has used its completed infrastructure as currency to swap duct, fibers and capacity with other network operators both in Europe and in North America through various forms of sale or leasing arrangements.

Market and Industry Outlook

      Since the late 1990s, competition in the global data and voice communications services area has increased substantially. The entry of a considerable number of competitors has created overcapacity and has resulted in a rapid decline in the price of wholesale bandwidth capacity in the markets where Telia International Carrier operates. As a consequence, the profitability among the pan-European players is low. The industry is presently in a strong consolidation phase with many players leaving the area. Telia expects the consolidation to continue together with intense competition and continued price pressure in at least the near future.

      Telia expects the demand for its capacity and IP Services to be driven by the need to accommodate the growing range of bandwidth-intensive business and entertainment applications, such as e-commerce, corporate intranets, virtual private networks, video conferencing and other IP services. Telia also believes that demand for broadband transport will increase when the development of fixed broadband services is well underway and UMTS networks are operational. Telia believes these developments will create and sustain long-term revenue generating potential for Telia International Carrier in due course.

      Despite these positive developments, Telia continues to believe that volumes and earnings trends for Telia International Carrier have been and continue to be unsatisfactory. In September 2002, Telia completed a comprehensive review of its international carrier operations, and decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of Telia International Carrier’s new strategy, it will focus on offering wholesale capacity and IP services to large customers over the profitable parts of its wholly owned European and trans-Atlantic networks. As part of the restructuring program, Telia has decided to close down Telia International Carrier’s Asian operations as well as its national voice reseller business in the United Kingdom and Germany, discontinue to offer domestic capacity services in the United States and terminate its co-location business. Telia will also significantly reduce the number of commercial points of presence of Telia International Carrier. Telia will also centralize Telia International Carrier’s sales, finance, administration and customer care resources in Sweden. Telia also estimates that, as part of the restructuring, Telia International Carrier will reduce its current workforce of approximately 800 persons by more than 50 percent. The strategic refocusing and restructuring will also enable Telia International Carrier to substantially scale down the number of offices and technical facilities it maintains, as well as reduce the number of its operation and maintenance contracts and leased lines.

      The restructuring of Telia International Carrier will result in provisions of an estimated SEK 3.5 billion, most of which are expected to be recorded in the third quarter of 2002. In addition, due to the adverse market developments in the international carrier operations and the significant downscaling of Telia International Carrier, Telia will write down the value fixed assets relating to its international carrier operations by approximately SEK 6.0 billion in the third quarter of 2002. Adjusted for the estimated restructuring charges, Telia expects its international carrier operations to achieve positive cash flow during 2003.

Pricing

      Fees charged for Telia’s capacity services are mainly comprised of an installation fee and a monthly fee. The fees vary by bandwidth and the destination country. Telia also offers discounts based on contract period and value.

      Voice traffic is priced per minute at a rate that depends on the destination country.

      For IP connectivity and transit pricing, Telia offers two pricing options: a flat rate for a defined access speed, and a variable rate based on the actual volume transferred.

Telia Holding

      Following the completion of Telia’s refine and focus initiative in 2001, in which a substantial portion of Telia’s non-core assets were divested, Telia Equity was no longer treated as a separate business area and was renamed Telia Holding in April 2002. Telia Holding currently operates as an independent business unit under Telia AB and has responsibility for the management and rationalization of Telia’s interest in companies outside of Telia’s core business areas, as well as for the possible divestment of companies within the Telia Holding group. From time to time Telia may restructure, wind up, liquidate or sell all or a portion of its interest in some of the businesses managed by Telia Holding. In addition, Telia may also from time to time acquire other non-core businesses to be managed by Telia Holding.

      The companies subject to Telia Holding’s management and oversight operate in a variety of industries in Sweden, including pay phone services, credit services and debt collection, cable television, venture capital, telecommunications security services, home electronics, computer software, human resource management and other areas. Some of the companies managed by Telia Holding have a significant proportion of external customers that are outside of the Telia group. Other companies provide products and services to Telia’s business areas or to customers served by Telia’s business areas. The most significant companies managed by Telia Holding, in terms of annual revenues and customers, are the following:

•	Sergel Kredittjänster AB offers credit and debt collection services through secured tools for customer selection and claims services. In 2001, Sergel Kredittjänster had revenues of SEK 244 million, of which 45 percent were derived from external sales. Sergel Kredittjänster is a wholly owned subsidiary of Telia.

•	Telia Finans AB offers financing, packaging and invoicing services for telecommunications, data communications and office equipment to hardware and software suppliers, manufacturers and wholesale and retail dealers within the telecommunications and information technology sector. In 2001, Telia Finans had net interest income of SEK 287 million. In addition, as of the end of 2001, Telia Finans had 38,000 customers, the majority of which were external to the Telia group. Telia Finans is a wholly owned subsidiary of Telia.

•	Unite AB develops and maintains security services, including risk management, information security, fire protection and admission protection. In 2001, Unite had revenues of SEK 169 million and 80 customers, the majority of which were external to the Telia group. Telia represents approximately 90 percent of Unite’s annual revenue. Unite is a wholly owned subsidiary of Telia.

•	Telia Promotor AB is a leading supplier of customer relationship management and contact center services in the Nordic countries. Promotor offers services that integrate telecommunications, voice and web services designed to assist customer service departments to work more efficiently. In 2001 Promotor had revenues of SEK 297 million. Promotor is a wholly owned subsidiary of Telia.

•	Slottsbacken Venture Capital KB is a venture capital fund that invests in companies operating in the information and communications market. Telia has a 50 percent interest in the fund. As of June 30, 2002, Telia’s share of funds under management was SEK 85.1 million.

•	Slottsbacken Fund Two KB is a venture capital fund that invests in companies operating in the information and communications market. Telia has a nine percent interest in the fund. As of June 30, 2002, Telia’s share of funds under management was SEK 7.4 million.

      In addition, during 2001 Telia sold 51 percent of the share capital of the Telefos Group to Industri Kapital 2000 Ltd. Telia retains a 49 percent interest in the Telefos Group. The Telefos Group is a holding company for the following companies:

•	Swedia Networks AB, with approximately 2,500 employees, is a telecommunications construction company specializing in design, construction and field service for electronic telecommunications infrastructure;

•	KI Consulting AB, with approximately 1,150 employees, is a company providing businesses IP, Internet, intranet Broadband, fixed and mobile software solutions;

•	Response AB, with approximately 1,000 employees, is Sweden’s largest directory inquiries business;

•	Validation AB, with approximately 500 employees, is a company specializing in the testing and integration of products and product support systems including customer data, networks, IT-architecture and technical and management procedures;

•	Comcarta AB (formerly Telia Dokumentation AB), with approximately 380 employees, is a business supplying network operators and other network owners with geographical information services;

•	Telia Teleaddress Information AB, with approximately 70 employees, is a company that collects, arranges and improves information about both private and business subscribers;

•	Swedtel AB, with approximately 45 employees, is a business specializing in providing consulting services and project management to telecom operators and service providers seeking to launch new service or build new networks; and

•	Multicom Security AB, with approximately 30 employees, develops, markets and sells services for the supervised transmission of alarms and other information between technical systems for protection and security.

      In 2001, Telia also sold 91 percent of the share capital of the Orbiant Group to Flextronics Network Services Sweden AB. Flextronics acquired Telia’s remaining nine percent interest in the Orbiant Group in July 2002 for a purchase price of SEK 106 million. The Orbiant Group consisted of companies engaged in businesses including the design, construction and operation of public networks, the installation of local access equipment, the integration, implementation and operation of business systems and the provision of services to mobile access networks.

      Telia presently maintains significant and continuing commercial and financial relationships with some of the companies held by the Telefos Group and the Orbiant Group. See “INFORMATION ABOUT TELIA — Related Party Transactions.”

      Under the terms of the sale of its partial interest in Telefos and its entire interest in Orbiant, Telia has entered into commitments to purchase pre-determined levels of products and services from Telefos and Orbiant, respectively. As is customary in negotiated sales, Telia gave representations and warranties relating to both Telefos and Orbiant to the purchasers.

      In addition, in September 2001, KF, Skandia and Telia signed an agreement to jointly form Coop Bank, whose main channel for services will be the Internet, with services offered via fixed and mobile telecommunications. Telia has a 20 percent ownership interest in Coop Bank, and has committed make to capital contributions to Coop Bank amounting to SEK 140 million, of which Telia has paid SEK 93 million.

International and Other Significant Investments

      Telia has investments in a variety of fixed network and mobile operators and international data communications companies located outside of Sweden which are held and managed through Telia’s respective business areas and Telia Holding.

      The following table sets forth Telia’s principal international investments, its percentage ownership and the total actual cost and carrying value of its shares in these companies as of December 31, 2001:

	As of December 31, 2001

		Percent of	Actual cost	Carrying value
	Country	ownership	of shares(1)	of shares

			(in SEK millions)	(in SEK millions)
GSM mobile operators(2):
UAB Omnitel(3)	Lithuania	27.5	730.3	824.5
Latvijas Mobilais Telefons SIA	Latvia	24.5	1.6	315.2
AS EMT(4)	Estonia	24.5	85.3	211.4
OAO MegaFon(5)	Russia	37.3	434.9	581.5
Fixed network operators:
AS Eesti Telefon(4)	Estonia	24.5	98.0	331.4
AB Lietuvos Telekomas(6)	Lithuania	30.0	2,052.7	2,366.2
Netia Holdings S.A.	Poland	48.06	2,896,7	0
Other significant investments:
OAO Telecominvest	Russia	26.1	700.2	877.8
Infonet Services Corporation	United States	20.0	2,088,4	2,908.6

(1)	Includes Telia’s total actual cost of shares resulting from the investment in the share capital of the relevant company.

(2)	Telia also holds a majority voting interest in the Brazilian mobile operator Tess SA, although it sold all of its economic interest in Tess in April 2001.

(3)	Held through Amber Mobile Teleholding AB.

(4)	Held through its parent company AS Eesti Telekom, which in turn is partly held by Baltic Tele AB.

(5)	MegaFon (formerly ZAO North-West GSM) reorganized into an open joint-stock company (OAO) from a closed joint-stock company (ZAO) in May 2002. Telia holds its shares in MegaFon both directly and indirectly through OAO Telecominvest. As of September 25, 2002, Telia holds a 17.8 percent ownership interest in MegaFon.

(6)	Held through Amber Teleholding A/S.

UAB Omnitel

      In September 1998, Telia and Sonera acquired a combined 55 percent interest in UAB Omnitel, the largest of three GSM operators in Lithuania, through their jointly owned company, Amber Mobile Teleholding AB. Through its 50 percent interest in Amber Mobile Teleholding, Telia holds a 27.5 percent interest in Omnitel. Omnitel’s other shareholders are Motorola Lithuania Telecom, a Lithuanian subsidiary of Motorola Corporation, with a 35 percent interest in Omnitel, and the Kazickas family, with a ten percent interest. For further information concerning the business and financial operations of Omnitel, see “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investments” and “— Mobile Telecommunications Operations — Omnitel.”

Latvijas Mobilais Telefons SIA

      In 1991, Telia, Sonera and three Latvian parties established Latvijas Mobilais Telefons SIA, currently the largest GSM operator in Latvia. Telia holds directly a 24.5 percent interest in Latvijas Mobilais Telefons. Latvijas Mobilais Telefons’ other shareholders are Sonera, with a 24.5 percent interest, Digital Latvia Radio and TV Centre, which is a wholly owned subsidiary of the Latvia Radio and Television Centre, with a 23 percent interest, Lattelekom, with a 23 percent interest, and the Republic of Latvia, which has a five percent interest. For further information concerning the business and financial operations of Latvijas Mobilais Telefons, see “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investments — Mobile Telecommunications Operations — Latvijas Mobilais Telefons SIA.”

AS EMT

      Through its shareholding in Eesti Telekom, a publicly listed Estonian corporation, Telia has an indirect 24.5 percent interest in AS EMT, formerly known as Eesti Mobiiltelefon. EMT, a wholly owned subsidiary of Eesti Telekom, is the largest of three GSM operators in Estonia. In 1990, Telia, Sonera and the Republic of Estonia formed EMT. The other indirect shareholders of EMT are Sonera, which holds an indirect 24.5 percent interest in EMT through its shareholding in Eesti Telekom, and the Republic of Estonia, which holds a 27.3 percent interest in Eesti Telekom. The remaining 23.7 percent of Eesti Telekom is publicly held. For further information concerning the business and financial operations of EMT, see “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investments — Mobile Telecommunications Operations — AS EMT.”

AS Eesti Telefon

      Through Telia’s holding in AS Eesti Telekom, a publicly listed Estonian corporation, Telia has an indirect 24.5 percent interest in Eesti Telefon. Eesti Telefon, a wholly owned subsidiary of Eesti Telekom, is the dominant provider of fixed line telecommunications services in Estonia. The other shareholders of Eesti Telefon are Sonera, which holds an indirect 24.5 percent interest in Eesti Telefon through its shareholding in Eesti Telekom, and the Republic of Estonia, which holds a 27.3 percent interest. The remaining 23.7 percent of Eesti Telekom is publicly held. For further information concerning the business and financial operations of Eesti Telefon, see “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investments — Fixed line Operations — AS Eesti Telefon.”

AB Lietuvos Telekomas

      In July 1998, Telia and Sonera acquired a 60 percent interest in AB Lietuvos Telekomas, the leading provider of fixed line telecommunications services in Lithuania, through the jointly owned company Amber Teleholding A/S. Through its 50 percent interest in Amber Teleholding, Telia holds a 30 percent interest in Lietuvos Telekomas. For further information concerning the business and financial operations of Lietuvos Telekomas, see “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investments — Fixed line Operations — Lietuvos Telekomas.”

OAO Telecominvest

      Telia has a 26.1 percent interest in the open joint-stock company OAO Telecominvest. Telecominvest is a holding company located in St. Petersburg, Russia and operates more than 30 businesses covering nearly all segments of the Russian telecommunications industry, including mobile telecommunications, fixed telecommunications, Internet services and media production.

      Telecominvest was founded in 1994 by the two leading telecommunications businesses in St. Petersburg — OAO St. Petersburg Telephone Network and OAO St. Petersburg National and International Telephone, for the purpose of managing their respective subsidiaries. In 1996, Telecominvest entered into an agreement with Commerzbank, one of the largest banks in Germany, to become a shareholder in Telecominvest through its subsidiary First National Holding S.A. Telia became a shareholder in First National Holding in February 2000. In June 2002, Telia exchanged its shareholding in First National Holding for a 26.1 percent direct holding in Telecominvest.

      Currently, Telecominvest’s largest project involves the development of the MegaFon group. Telecominvest, together with Telia, Sonera and OOO CT-Mobile, was a key participant in the planning and development of the MegaFon merger, which will create the first pan-Russian GSM operator. For a further discussion of Telia’s interest in MegaFon, see “— International and Other Significant Investments — OAO MegaFon.”

      Telecominvest’s other holdings include a 29 percent interest in Peter Star, which installs and maintains high quality local and international telephone lines and high-speed data transmission channels, and a 100 percent interest in Peterburg Transit Telecom (PTT), a provider of capacity for both fixed and mobile telecommunications operators in St. Petersburg. Peter Star and PTT had revenues of $26.9 million and $18.7 million, respectively, in the first half of 2002.

      In 2001, Telecominvest continued to develop its presence in all segments of the telecommunications market in the northwest region of Russia and also expanded its presence in other regions in Russia. Telecominvest’s total revenue amounted to $76.0 million in 2001, which represents over a 400 percent increase as compared to 2000. Telecominvest’s total net income amounted to $45.8 million in 2001, which represents an increase of more than 300 percent as compared to 2000.

OAO MegaFon

      As of September 25, 2002, Telia holds a 17.8 percent interest in OAO MegaFon (formerly, ZAO North-West GSM), of which a 9.6 percent interest is held directly and an 8.2 percent interest is held indirectly through Telia’s interest in Telecominvest. MegaFon is a GSM service provider in the northwestern part of Russia, including St. Petersburg, Leningrad oblast, Archangelsk, Murmansk, Karelia, Vologda, Pskov, Kaliningrad and Novgorod. In August 2001, the shareholders of North-West GSM announced that the operations of North-West GSM would be merged with the operations of ZAO Sonic Duo, a GSM operator in the Moscow region, and several other regional Russian GSM operators wholly or partly owned by Telecominvest to form the first nationwide Russian GSM operator which will operate under the brand name “MegaFon.” MegaFon is the parent company of the new MegaFon group. In conjunction with the formation of the MegaFon group, North-West GSM changed its name to MegaFon in May 2002 and reorganized into an open joint-stock company (OAO) from a closed joint-stock company (ZAO).

      For the year ended December 31, 2001, MegaFon’s revenues amounted to $197 million, as compared to revenues of $121 million for the year ended December 31, 2000.

      The following table sets forth certain information regarding MegaFon and its Russian mobile telecommunications operations:

	As of or for the
	year ended December 31,(1)

	1999	2000	2001

	($ in millions,
	except percentages)
Net sales	86	121	197
Operating profit	21	38	83
Net income	6	21	60
Telia’s share of net income (%)(2)	—	24.5	37.3
Equity income consolidated to Telia	—	5	15
Total assets	112	123	195
Shareholders’ equity	43	63	123
Net (receivable)(3)	(2)	(19)	(25)
Penetration rate of mobile telephone services in Russia (%)	0.9	2	5

(1)	The selected financial data set forth above is derived from audited financial statements prepared by MegaFon (formerly, ZAO North-West GSM). The calculation of equity income to be reflected in Telia’s consolidated financial statements was based on preliminary financial reports available to and estimates made by Telia and may therefore differ from the data included in MegaFon’s audited financial statements for the relevant years. Consequently, the equity income consolidated to Telia for a certain period is likely to include corrections from the previous year. Furthermore, equity income consolidated to Telia includes goodwill amortization.

(2)	Direct and indirect holdings.

(3)	Net debt consists of interest-bearing debt less cash and short-term investments.

      MegaFon commercially launched its GSM service in the St. Petersburg area in December 1994 and in most of its other service areas in 1997. MegaFon’s licenses in its current five principal service areas are valid until 2008. In December 1999, MegaFon acquired 100 percent of the equity of North-West DCS ZAO, a holder of a GSM 1800 license, and, in March 2000, by decision of the Russian Ministry of Telecommunications, the North-West DCS ZAO license was transferred to MegaFon. This acquisition permits MegaFon to provide dual band service and adds Kaliningrad, Novgorod and Pskov to the regions in which it is licensed. In the second half of 2001, MegaFon established a new 75 percent held subsidiary ZAO TTMobile, a cellular telecommunications network in Tajikistan. TTMobile started its commercial operations in October 2001 and had approximately 1,200 subscribers as of June 30, 2002. TTMobile holds a license for GSM 900/1800 services in Tajikistan that is valid until 2007.

      As of December 31, 2001, MegaFon had approximately 70 percent of the market for mobile telecommunication services in St. Petersburg and Leningrad oblast and approximately a 50 percent market share in its other service areas. The main competitors of MegaFon in the Russian GSM market are Mobile TeleSystem and Vimpelcom.

      The first step of the MegaFon merger was completed in March 2002, when Sonic Duo, a Russian company which acquired a license to provide GSM services in the Moscow area in May 2000 and began construction of its GSM network in 2001, became a wholly owned subsidiary of MegaFon and the Russian regional operators in which Telecominvest had interests became subsidiaries or associated companies of MegaFon. Prior to the merger, Sonera held a 35 percent interest and OOO CT-Mobile held a 65 percent interest in Sonic Duo. In March 2002, Sonera and OOO CT-Mobile exchanged their interests in Sonic Duo for a new issuance of shares in MegaFon, pursuant to which Sonic Duo became a wholly owned subsidiary of MegaFon. Sonic Duo and MegaFon are currently in the process of merging their operations.

      As of June 30, 2002, the GSM operators comprising the MegaFon group had approximately 1,680,000 subscribers. Measured by the geographic region covered by its operating license, MegaFon will be the largest GSM operator in Russia and the third largest in terms of subscribers after the reorganization of the MegaFon group. The MegaFon group will offer GSM services in both GSM 900 and GSM 1800 networks. In addition, the MegaFon group is also expected to provide HSCSD and GPRS services in major cities in Russia. The GSM operators comprising the MegaFon group have roaming agreements with approximately 259 mobile communications operators in approximately 116 countries, and provide national roaming pursuant to agreements with 28 other GSM operators operating in Russia. The MegaFon group’s licenses entitle it to operate in all 89 regions of Russia in a territory covering approximately 149 million people.

      Telia holds a 17.8 percent interest in MegaFon, of which 9.6 percent is held directly and 8.2 percent is held indirectly through its holding in Telecominvest. The other shareholders of the newly merged MegaFon group include Sonera with a 26 percent holding, OAO Telecominvest with a 31.3 percent holding, OOO CT-Mobile with a 25.1 percent holding, ZAO WestLink with a 1.5 percent holding and the IPOC International Growth Fund Limited with a 6.5 percent holding. Telia expects the new MegaFon group to realize significant benefits as a result of the mergers, including a larger customer base in Russia, the strengthening of MegaFon’s market position and significant synergies within a number of areas of operation as a result of the elimination of overlapping mobile operations in Russia.

      Currently, Sonera has the joint right together with OOO CT-Mobile to approve the general director of MegaFon, whose nomination is to be made by OAO Telecominvest. Additionally, Sonera has the right to nominate two of the seven members of the board of MegaFon, while OOO CT-Mobile and Telecominvest have the right to nominate two and three board members, respectively. One of Telecominvest’s board members of MegaFon will be nominated by Telia.

      The European Bank for Reconstruction and Development (EBRD) agreed in 1996 to lend MegaFon up to $40 million to finance the development of its GSM network. To secure MegaFon’s obligations thereunder, each shareholder, including Telia, agreed to pledge up to 50 percent of its respective shares to the EBRD. The loan agreement also restricts MegaFon’s ability to pay dividends, incur additional indebtedness and make certain expenditures without the permission of the EBRD. MegaFon repaid all amounts drawn under the EBRD loan agreement in January 2001, but the pledge remains in effect to secure future borrowings.

MegaFon received the undrawn portion of the loan in April 2002. Telia and the EBRD are in the process of renegotiating the existing security structure with respect to this loan.

      In February 2002, Sonic Duo obtained financing from the EBRD, the International Finance Corporation (IFC) and other bank lenders in the aggregate amount of $126 million. The first disbursement of the loan in the aggregate amount of $62 million was made in February 2002. In connection with the financing, Sonic Duo’s shareholders initially pledged their shares in Sonic Duo to the EBRD, the IFC and the other bank lenders involved, and Sonera also provided a limited guarantee covering Sonic Duo’s payment obligations. The Sonic Duo shareholders’ pledge has been replaced by a pledge of Sonic Duo shares by MegaFon. On April 5, 2002, the lenders notified Sonic Duo that it was in technical default under the loan agreements because it was, among other things, not in compliance with its base station roll-out program. In May 2002, after a series of negotiations between Sonic Duo and the lenders, the lenders agreed to waive the default, subject to Sonic Duo’s meeting certain conditions, including the delivery of an updated business plan. In response to a request from Sonic Duo’s lenders that the shareholders of MegaFon, including Telia and Sonera, guarantee Sonic Duo’s loan, MegaFon has guaranteed up to $18 million of the loan and a majority of MegaFon’s shareholders, including Telia and Sonera, have in turn jointly and severally counter-guaranteed MegaFon’s guarantee up to $14 million. In August 2002, the lenders made the second disbursement of the loan in the principal amount of $31 million.

      MegaFon is actively seeking vendor and additional debt financing and is also reviewing other financing opportunities.

      In August 1998, Russia experienced a severe economic and political crisis. Although the crisis negatively affected MegaFon’s results, the company was able to maintain profitability and to distribute profits to its shareholders during 1998 and 1999. In 2000, MegaFon experienced a sharp increase in revenues partly due to improvements in the Russian economy. Russia, however, remains an emerging market and does not possess the well-developed business and regulatory infrastructure that generally exist in more mature market economies. Furthermore, the Russian government has not fully implemented the reforms necessary to create banking, judicial, tax and regulatory systems that usually exist in more developed markets. In the event a new economic or political crisis should occur in Russia, it could have a material adverse effect upon the value and prospects of MegaFon.

Netia Holdings S.A.

      Telia currently has a 48.06 percent shareholding in Netia Holdings S.A., an independent fixed line telecommunications operator in Poland. As discussed below, however, Telia’s ownership interest will be significantly reduced at the conclusion of an ongoing restructuring of Netia’s outstanding debt. As of December 31, 2001, Netia had 343,802 active subscriber lines, including 97,994 business lines. As of June 30, 2002, Netia had 342,145 active subscriber lines and 101,997 business customer lines. For the year ended December 31, 2001, Netia’s revenues amounted to Polish zloty 539 million ($133 million), as compared to revenues of Polish zloty 443 million ($110 million) for the year ended December 31, 2000. For the six months ended June 30, 2002, Netia’s revenues amounted to Polish zloty 298 million ($74 million), as compared to Polish zloty 257 million ($64 million) for the six months ended June 30, 2001.

      The following table sets forth certain information regarding Netia Holdings S.A.:

	As of or for the year ended December 31,(1)

	1999	2000	2001

	(in PLN thousands, except percentages and
	market data)
Revenues	249,097	442,747	538,851
Operating (loss)	(134,542)	(156,531)	(528,899)
Net (loss)	(418,931)	(362,046)	(1,149,217)
Telia’s share of net (loss) (%)	29.72	48.06	48.06
Equity (loss) consolidated to Telia	(156,579)	(195,244)	(976,529)
Total assets	3,961,196	5,033,304	3,904,347
Shareholders’ equity (deficit)	677,092	780,411	(343,248)
Net debt(2)	1,648,370	2,366,775	2,909,923

(1)	The selected financial data set forth above is derived from audited financial statements prepared by Netia Holdings. The calculation of equity income (loss) to be reflected in Telia’s consolidated financial statements was based on preliminary financial reports available to and estimates made by Telia and may therefore differ from the data included in Netia’s audited financial statements for the relevant years. Consequently, the equity income (loss) consolidated to Telia for a certain period is likely to include corrections from the previous year. Furthermore, equity income (loss) consolidated to Telia includes amortization and write-down of goodwill and effects of changes in Telia’s ownership of Netia group companies.

(2)	Net debt consists of interest-bearing debt less cash. For the purposes of this table, information has been extracted from Netia Holdings’ annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the SEC on March 28, 2002, which defines cash as not including restricted investments set aside for the payment of interest. Net debt thus does not reflect any potential assets defined as restricted investments.

      Netia is the largest alternative fixed line telecommunications provider in Poland and currently holds licenses to provide fixed voice telecommunications services in 24 regions in Poland, including the City of Warsaw. Since 1999, Netia has also had a license to provide Internet access as well as other Internet services and data transmission services in Poland. In 2000, Netia received a license to provide long distance voice telecommunications services throughout Poland.

      On January 1, 2001, new telecommunications legislation came into force in Poland, which provides a new regulatory framework for the telecommunications industry and is expected to be accompanied by additional regulations to be passed by the Ministry of Infrastructure. Many of these regulations have not yet come into effect and, accordingly, it is not possible to predict the possible impact of such regulations on Netia’s business.

      Netia suffered serious financial setbacks in 2001. As of December 31, 2001, it had an accumulated deficit of PLN 2.3 billion and a working capital deficit of PLN 3.5 billion. In December 2001, one of its wholly owned subsidiaries failed to make interest payments on its outstanding notes. In March 2002, Netia negotiated a restructuring plan with its principal noteholders and financial creditors, which subsequently received the requisite approval of 90 percent of the holders of its existing notes. At an extraordinary shareholder’s meeting on April 4, 2002, Netia’s shareholders approved a capital increase necessary to implement the restructuring. When the restructuring is completed and the warrant granted by Telia to Warburg Pincus to purchase a portion of Telia’s interest in Netia is exercised, Telia’s ownership interest in Netia will be diluted from 48.06 percent to approximately 2.1 percent on a fully diluted basis. Telia will also have the right to purchase an additional 4.3 percent interest in Netia upon the exercise of warrants to subscribe for Netia shares to be granted in connection with the restructuring. The restructuring is expected to be completed by the end of 2002.

      Telia recorded a substantial impairment charge relating to its investment in Netia in 2001 and, subsequently, wrote down its investment in Netia to zero as a result of a loss in earnings from associated companies attributable to Netia. In 2001, Telia recorded a loss in earnings from associated companies of SEK 2,464 million with respect to its investment in Netia. Telia records the carrying value of its investment in Netia at zero, and does not expect to be required to make any further impairment charges with respect to its investment in Netia.

Infonet Services Corporation

      As of June 30, 2002, Telia owns a 20.1 percent shareholding in Infonet, a leading provider of cross-border managed data communications. For the fiscal year ended March 31, 2002, Infonet provided more than 2,600 companies worldwide with data communication services. For the fiscal year ended March 31, 2002, Infonet’s revenues amounted to $645,779,000. Infonet Services’ B-shares are listed on the New York Stock Exchange. Telia’s share of net income from Infonet was $4,498,000 for the fiscal year ended December 31, 2000, compared to $2,956,000 for the fiscal year ended December 31, 2001.

      Infonet is a global provider of international telecommunication services and serves a large number of customers throughout the world. The provision of data communications services is performed through the Infonet owned World Network, which constitutes one of the world’s largest data communication networks in terms of geographic coverage. As of December 31, 2001, Infonet’s network was capable of being accessed from more than 3,000 cities and 180 countries throughout the world. Infonet’s network is ATM-enabled and contains more than 23 Gbps data transmission circuits. Capacity is sold through both sales representatives employed by Infonet as well as through contracted representatives. Infonet’s current agreements with its customers are usually entered into on a one to three year basis.

      Infonet faces competition from existing telecommunications providers, satellite operators and other corporations operating in the global telecommunications industry. Infonet may also have to compete with new entrants due to the expected future growth of the global telecommunications market. Present competitors include AT&T, British Telecom, France Telecom and WorldCom. Due to uncertainty in the global telecommunications market, growth and profitability for Infonet are difficult to estimate.

      Telia’s ownership in Infonet is subject to a shareholder’s agreement between Telia and Infonet’s five other largest Class A shareholders. The agreement provides Telia and certain of the other Class A shareholders with the right to appoint one director to Infonet’s board of directors. The Class A shareholders own approximately 78 percent of the Class B shares and control approximately 96 percent of Infonet’s total voting shares.

      In July 2002, Telia was named as one of several defendants in a securities law class action suit relating to Infonet’s initial public offering. See “— Legal and Regulatory Proceedings.”

Tess S.A.

      In April 2001, Telia and its majority owned subsidiary Telia Overseas AB sold all of their economic interest in the Brazilian mobile operator Tess S.A. for cash and notes to Telecom Americas Ltd., a consortium owned by America Moviles, Bell Canada International and SBC Communications. To meet the requirements of the telecommunications regulatory authority in Brazil, Agencia Nacional de Telecommunicacos, or Anatel, under Tess’s concession, Telia was required to maintain voting control in Tess until December 2003. Telia and Telia Overseas have, accordingly, retained a majority of the voting shares in Tess. As part of the transaction, however, Telia and Telia Overseas granted a call option to Telecom Americas to purchase Telia’s and Telia Overseas’ voting interest in Tess, which may be exercised in the event all Brazilian laws and regulations applicable to the transfer of the voting interest are satisfied. At the same time, Telecom Americas granted Telia and Telia Overseas a put option granting Telia and Telia Overseas the right to put their voting interest in Tess to Telecom Americas under substantially the same conditions. As part of the transaction, Telecom Americas has released Telia and its subsidiaries from all liabilities which may arise in relation to its ownership of Tess SA, apart from certain legal claims brought by former minority shareholders of Tess, and subject to representations and warranties relating to the businesses sold.

      The total face value of the consideration for the sale of Telia’s and Telia Overseas’ interest in Tess was $681.9 million, of which 66 percent was paid in cash upon signing, with the remaining 34 percent was paid in the form of promissory notes issued by Telecom Americas and guaranteed by America Moviles, Bell Canada International and SBC, respectively. As agreed among the parties, Telia and Telia Overseas resold their notes during 2001. As a result, Telia and Telia Overseas have received an aggregate of $625.9 million in cash proceeds from the sale of their Tess interests.

International Portfolio of Telia Overseas AB

      Telia Overseas AB, a subsidiary in which Telia holds a 65 percent interest and three Nordic institutional investors hold the remaining 35 percent, holds interests in several mobile and/or fixed line operators with businesses outside of the Nordic region. Telia Overseas currently holds interests in Brazil, Hong Kong, India, Namibia, Sri Lanka and Uganda. As noted above under “— Tess S.A.,” Telia Overseas’s economic interest in Tess was sold in April 2001. Telia Overseas’s ownership stake in Bharti Mobile (India) is in the process of being sold in a transaction that is expected to be completed during the second half of 2002. Telia expects that Telia Overseas will seek to sell its remaining holdings depending on market conditions in an effort to maximize its return on these holdings.

Geographic Breakdown of Operations

      Telia primarily generates its revenues in Sweden. The second most important market for Telia in terms of external sales, or sales outside of the Telia group, is the rest of the Nordic region, which consists of Denmark, Finland and Norway. Of Telia’s external sales in 2001, approximately 81 percent were earned in Sweden and approximately 14 percent represented sales in the Nordic region other than Sweden. The following table sets forth Telia’s external net sales by geographic segment for each of the last three financial years and for the six months ended June 30, 2002:

	External Net Sales

				For the six
				months ended
	For the year ended December 31,			June 30,

Geographic segment	1999	2000	2001	2002

	(SEK in millions)
Sweden	46,760	46,469	46,348	22,285
Norway	659	1,778	4,420	2,544
Denmark	2,118	2,082	2,437	1,338
Finland	888	1,234	1,256	587
Baltic region(1)	164	137	133	110
Rest of Europe	874	1,292	1,667	931
Rest of world	658	1,072	935	436

Total	52,121	54,064	57,196	28,231

(1)	The Baltic region is Estonia, Latvia, Lithuania, Poland and northwestern Russia.

Competition

      Telia operates in an increasingly competitive environment, which has resulted in strong price pressure on many of its products and services. Telia’s major competitors for mobile telecommunications services in Sweden are Tele2 (Comviq), Hi3G and Vodafone-Europolitan. In the future, Telia expects to face competition from Orange and Hi3G, each of which has a UMTS license in Sweden, and mobile service providers such as Sense Communications and Song Networks. In Denmark, Telia’s major competitors are TDC A/S, Tele 2 Danmark, Sonofon and Orange and, in Finland, Telia’s major competitors are Sonera, Radiolinja and DNA Finland. In Norway, Telia’s major competitors are Telenor and Tele2 as well as a number of service providers. Competition in Telia Mobile’s business is currently based primarily on service quality, including factors such as availability of new services and network coverage.

      Telia’s major competitors in fixed line telecommunications service in Sweden in the retail sector are Tele2, Telenordia, MCI/WorldCom, Utfors, Global One, RSLCom, Rix Telecom, Abonnera.com, Supertel, Stjärn TV-UPC, Song Networks, Facilicom/Tele8 International Sweden, TeliTel, CallMedia Telecom CMT, NetNet International, Hem-El and Glocalnet and, in the wholesale sector, Telia’s competitors are Tele2, Song Networks, Utfors, Telenordia Glocalnet, Rix Telecom and Bredbandsbolaget. Telia believes that competition for fixed telecommunications services will increasingly be based on price. In Denmark, Telia Networks’s major wholesale competitors are TDC A/S, Orange, Global Connect, Song Networks, COLT and Global Crossing, and its major retail competitors are TDC A/S, Tele2, Debitel, Orange and Sonofon.

      Telia Internet Services faces competition in Sweden from Tele2, Telenordia, Utfors, Bredbandsbolaget, Chello, Microsoft Network, Bonniers, MTG, Everyday and Spray. Of these companies, Telia’s primary competitors for broadband access are Bredbandsbolaget, Chello and Utfors. In Denmark, Telia faces competition from TDC A/S, Tele 2 Danmark, Sonofon and Mobilix. Mobilix also competes with Telia in the area of data communications.

      Telia International Carrier faces competition in Europe and the United States from competitors such as France Telecom, British Telecom, Colt, Global Crossing, C&W and Level 3. Competition in Telia International Carrier is currently based primarily on price, although Telia expects that as the carrier business matures, competition will increasingly be based on quality of service.

Marketing

Overview

      Each of Telia’s core business areas is responsible for the marketing and sales of its products and services in all geographic markets. Telia Mobile markets its services in the Nordic countries, the Baltic States and Russia. Telia Internet Services provides Internet access and services in Sweden and Denmark. Telia International Carrier provides international wholesale network services principally in the Nordic countries, certain cities in Europe and New York. Telia Networks provides fixed network services in Sweden and Denmark.

Telia Sverige

      In April 2001, Telia established a common marketing unit, Telia Sverige AB, to carry out the sales and marketing and customer service activities for Telia’s business areas within Sweden, except for Skanova and Telia International Carrier, which manage their sales and customer relations activities internally. For a further discussion of the sales and customer services activities for these operations, see “— Telia International Carrier — Sales and Customers.” For Telia Mobile, Telia Internet Services and Telia Networks, Telia Sverige carries out a variety of customer service and sales related activities within Sweden, including managing customer contacts from sales, billing, after-marketing functions and day-to-day customer service activities. These activities involve contacts with businesses, organizations and private individuals through Telia Sverige’s own sales channels as well as through Telia Sverige’s network of external resellers located throughout Sweden. In 2001, Telia also launched www.telia.se, a self-service website for consumers and business customers which Telia intends to operate as the main gateway to its entire range of services in Sweden.

      During 2001, Telia Sverige managed contacts with 950 major organizations, 58,000 medium-sized companies, 325,000 small businesses and 4.5 million individuals through its own sales channels and network of resellers.

      Telia Sverige had 4,556 employees as of June 30, 2002.

Marketing and Distribution

      Telia tailors its customer contacts and marketing activities on the basis of the size of the customer and the nature of its operations. For instance, Telia is typically in contact with its large, high-value business customers on a frequent basis, whereas Telia targets smaller businesses and residential customers through more limited contacts, such as through large scale advertising campaigns, telemarketing and direct mailings. Telia believes that, by segmenting its customer base in this manner, it is able to address the specific needs of its diverse customer base efficiently and at lower costs.

      In Sweden, Telia markets its mobile, Internet and other services to residential and business subscribers through sales agents, independent distributors, the Internet via its www.telia.se site and through Telia Butiker, Telia’s retail stores. Telia’s network of retail stores in Sweden have an important role by providing a showcase for Telia’s products and services as well as by contributing to the creation of Telia’s Butiker strong brand presence. As of June 30, 2002, Telia’s services were available through approximately 77 Telia stores and 8,000 external resellers in Sweden.

      To its network of sales agents located in Sweden, Denmark and Norway, Telia offers commissions based on sales as well as for marketing and promotional campaigns. Telia enters into contracts with selling agents governing the competency and training of their sales personnel, the space and prominence of Telia’s products in retail stores and the means of promoting Telia’s products. Telia also offers handset subsidies through its distributors to its contract subscribers but generally not to its prepaid subscribers.

      Through www.telia.se, Telia is also able to offer personalized product offerings to its on-line customers based on their prior on-line use. The www.telia.se portal also provides a convenient means for new customers to subscribe to additional services provided by Telia. Telia believes www.telia.se will become one of its major distribution channels for the purchase and use of its services, as www.telia.se already received more than 8 million visits during 2001. Telia also believes that the use of this self-service channel will lead to lower operating costs than are typically associated with more traditional distribution and service channels.

      In addition to Telia Sverige, Skanova, a part of Telia Networks, and Telia International Carrier are each active in the Swedish market and offer national and international network services to operators and service providers. Skanova uses a differentiated distribution channel that enables specific units within Telia Networks to focus on large companies, public organizations and small- and medium-sized companies. In Denmark, fixed, mobile and Internet services, including digital cable television access, are mainly sold through Telia’s Danish subsidiary, Telia Stofa, as well as through antenna associations. As in Sweden, Telia manages its own sales of network capacity and network services to operators and service providers in Denmark. In Norway, sales of mobile services are carried out through a network of external resellers.

Customer Service

      Through Telia Sverige, Telia is working to provide quality customer service and to build its relationship with subscribers from the initial point of contact. Telia believes that customer service and customer relationship management is a distinguishing feature among operators and will become increasingly important as competition continues to intensify in Telia’s markets. Telia formerly outsourced many of its subscriber related activities, such as billing and customer service.

      Telia Sverige serves both Telia’s subscribers and its dealers by maintaining a subscriber database, answering billing inquiries, responding to customer complaints, checking customer credit, opening new subscriptions and selling additional value-added services to existing subscribers.

      The majority of Telia Sverige’s customer service facilities are open 24 hours a day, 365 days per year and provide information about all of Telia’s services, mobile handsets, coverage, tariffs and prices. During 2001, Telia Sverige had between 13 to 14 million contacts with Telia’s subscribers, primarily through its customer service facilities, and also through Telia stores located throughout Sweden, which are designed to give Telia’s subscribers personalized service. In order to provide high-quality customer service efficiently, Telia Sverige has also established an automatic customer care service, available by telephone or via the Internet. Through this service, subscribers may activate new subscriptions, order new value-added services and check account balances. During 2001, Telia Sverige averaged more than three million customer contacts per month through its automatic customer care service and more than one million contacts through manual customer service channels.

      During 2001, TIM, or Telia’s Integrated Measuring Tool, was upgraded to enhance TIM’s Satisfied-Customer Index component. Telia plans to begin applying this enhanced measuring system in 2002 in order to assess the level of satisfaction among Telia’s residential subscribers. For its business customers, Telia uses both internal customer satisfaction measures and independent customer satisfaction surveys to compare its customer service with its competitors. To date, these steps have led to enhanced customer service and satisfaction and improved employee training programs.

      Telia Sverige also endeavors to protect Telia’s subscribers against fraud and other criminal activities. In 2001, Telia became the first company in Sweden to introduce the CERT function. CERT’s main purpose is to investigate security infringements aimed either at Telia or its subscribers.

Subscriber Management and Billing

      Before activating a subscription, Telia Sverige verifies credit information and performs a credit check through an automated system which may be accessed by internal staff and authorized distributors. Credit checks are completed on-line and, unless manual processing is required, activation is completed or denied within a few minutes. Applicants who are not authorized in the initial credit check are generally provided with either a pre-paid service or a normal subscription service, with an appropriate deposit, third-party guarantee or limitation on use.

      Since 2001, Telia Sverige has also been working to provide simpler payment systems for its subscribers by steadily improving its invoicing procedures. Telia’s subscribers are billed quarterly or monthly and may choose to receive detailed account statements. Subscribers may also obtain a real-time follow-up service via either the Internet or telephone. During 2001, Telia Sverige also introduced the option for private subscribers to receive their bills electronically. Telia’s contract subscribers are able to pay their bills over the Internet and Telia’s Refill pre-paid subscribers may refill their accounts over the Internet. Payments are due 30 days after the date of the bill. For delinquent accounts, Telia Sverige sends a reminder ten days after the payment due date followed by a demand 20 days after the payment due date. Outgoing calls are blocked approximately 50 days after the payment due date and service is disconnected approximately 80 days after the payment due date.

      Through Telia Reflex, Telia offers customers a web-based statistical tool for analyzing telecommunications traffic and invoicing data. Customers can specify how they want to be invoiced in order to allocate costs within their organization. Telia Reflex is offered at no cost to Telia’s larger TeleBonus customers.

Properties

      Telia’s principal executive offices are located in Farsta, Sweden, where Telia leases 100,000 square meters of office space.

      As of January 1, 2002, fixed assets in Telia’s property operations, including plant and equipment, had a total book value of SEK 1,630 million. During 1998, Telia sold most of its real property holdings (amounting to approximately 1.3 million square meters for a total consideration of SEK 6,184 million, including repayment of loans), so that most of the Telia group offices are leased rather than owned. The total area of Telia’s properties amounts to 680,000 square meters. Substantially all of these properties are used for telecommunications installations, computer installations, research centers, service outlets and offices.

      Telia also leases offices and space in a number of locations throughout Sweden. Telia leases approximately 750,000 square meters in over 400 facilities.

      Telia believes that Telia’s present facilities are adequate for its current operations and that similar space may be readily obtained to meet Telia’s development and expansion needs in existing and projected markets for the foreseeable future.

Environmental Matters

      In 1997, Telia completed the environmental remediation and decontamination of an impregnation plant in Sweden where its operations were conducted until the mid-1980s. Before the remediation and decontamination, the soil was contaminated with waste from Televerket’s operations and leakage from an underground tank. Telia has conducted inventories of the plant on a continuous basis since the remediation and has not detected any material residual exposure in the area. Telia’s management believes that Telia does not presently have responsibility for the decontamination of sites formerly used by Televerket for impregnating poles.

      As mobile phone use has increased, an active debate has emerged on the possible health risks posed by electromagnetic fields from mobile phones or base stations. Telia is carefully monitoring developments in this field. In 1999, Telia organized a scientific council to study the possible health risks associated with electromagnetic fields. The council monitors the research in this area and serves as a reference group. See “RISK FACTORS” for a discussion of the possible health risks associated with mobile phone use.

      Telia does not currently conduct any business operations that require a permit in accordance with Chapter 9, Section 6 of the Swedish Environmental Code (Miljöbalken), which regulates the need for permission and notification when conducting environmentally hazardous operations. Since 1996, Telia performed a number of life cycle assessments on its services and infrastructure to analyze the environmental effects of its telecommunication services and to identify areas for environmental improvement. Telia has also investigated the possible environmental effect of lead cables and impregnated poles used in its operations. These investigations have demonstrated that any spread of substances from lead cables or impregnated poles is essentially negligible and indicated that no environmental problems were present at the time of the investigation.

      The principal environmental impact of Telia’s operations arises from vehicle use, travel, transports, energy use and the consumption and use of materials. During 2001, Telia allocated approximately SEK 38.6 million of its general operating expenses to environmental expenses, excluding the cost of personnel. In 2001, carbon dioxide emissions from Telia’s operations were 93.4 kton and total energy consumption was 886 GWh.

      All of Telia’s waste materials and residue products are handled by environmentally certified contractors and source-sorting is applied in all larger office buildings.

      The Ordinance on Producer Responsibility for Electronic Products came into force on July 1, 2001. The Ordinance stipulates that Telia and all other companies in the telecommunications industry have a responsibility to reclaim their products when their useful life is over. To comply with the Ordinance, Telia has become a member of a joint system known as Elretur, which works to ensure that waste materials and residual products are handled in an environmentally efficient system.

      During 2001, Telia’s environmental actions included the following:

•	the environmental office of a Swedish municipality requested that Telia take action regarding a creosote-impregnated telephone pole located in the garden of a private house, whose owner expressed concern about the leaking of preservatives. Telia is currently in discussions with the parties regarding the matter; and

•	tests at a reserve power generation plant detected soot emissions and led to complaints from nearby residents through the environmental office of a Swedish municipality. Telia has been working with the municipality to complete the remediation of the power plant and Telia is presently in discussion with the municipality to determine whether Telia’s actions are sufficient.

Legal and Regulatory Proceedings

      In the normal course of Telia’s business, Telia is involved in a number of incidental conciliation proceedings with the Swedish NPTA, and is periodically involved in claims before the Swedish Competition Authority (konkurrensverket) and the Swedish Consumer Authority (konsumentverket). In addition, Telia is involved from time to time in various legal proceedings in Sweden and other jurisdictions in which it operates, including appeals from certain NPTA decisions, which Telia’s management believes are incidental to the normal conduct of its business. Except for the proceedings described below, Telia is currently not aware of any legal, arbitration or regulatory proceedings that it believes is likely to have, individually or in the aggregate, a material adverse effect on Telia’s business, financial condition or results of operations.

      The following is a brief summary of certain regulatory proceedings to which Telia is a party:

•	The NPTA has upheld a claim brought by Tele2 that Telia must reimburse Tele2 for all mobile traffic transferred by Telia to Tele2’s mobile network. The NPTA also ruled that Telia is entitled to be reimbursed from Tele2 and the other Swedish operators who have transferred mobile traffic on to Telia’s network. After prevailing in the lower administrative court in this matter, Tele2 brought an action in the Swedish civil courts seeking SEK 514 million, excluding VAT, in reimbursement. Telia has subsequently paid to Tele2 amounts aggregating SEK 224 million for the mobile traffic transfers at issue in this matter. Telia has appealed the decision of the NPTA and the case is currently under review by the Swedish Administrative Court of Appeal. Tele2’s civil action in this matter has been stayed pending the decision of the Swedish Administrative Court of Appeal. In Telia’s view, the type of transfer in question does not constitute an interconnection between Telia and Tele2 and consequently, is not subject to the reimbursement provisions under the Telecommunications Act. Should the ruling of the NPTA stand, Telia would be required to reimburse Tele2 for the full amounts of its claim as well as for other such traffic transferred by Telia onto the networks of other mobile operators in Sweden. Telia would in turn be entitled to claim corresponding amounts from other operators.

•	The Swedish Competition Authority has, upon receipt of complaints from other operators during the second half of 2001, initiated an investigation of Telia’s pricing of ADSL services. The complaints suggest that the difference between Telia’s wholesale prices and retail prices is too low to effectively enable competition in the retail market. The investigation of the Swedish Competition Authority is at an early stage and Telia is not able to predict the manner in which this proceeding will be resolved at this time. Telia’s position is that it has not engaged in any prohibited pricing activities.

•	During 1999, the European Commission initiated an investigation of Telia’s actions in the market for group high speed Internet access. The investigation was initiated upon complaints from Bredbandsbolaget, a Swedish provider of broadband services. On July 6, 2002, the European Commission formally requested Telia to submit information in connection with this matter. Telia’s position is that it has not undertaken any prohibited measures with respect to the matter.

      In July 2002, Telia was named as one of several defendants in a securities law class action suit relating to the initial public offering of Infonet Services Corp., in which Telia holds a 20 percent interest, in the form of Class A and Class B shares. The suit was originally filed in the U.S. District Court for the Central District of California in early December 2001, and did not name Telia as a defendant. The complaint was amended in July 2002 and, named as defendants, in addition to Infonet, certain officers and directors of Infonet, the underwriters of Infonet’s initial public offering, and each of the Class A shareholders of Infonet, including Telia. The suit alleges, among other things, that the prospectus used in connection with Infonet’s initial public offering contained material misstatements or omissions relating to the AUCS business, a part of which was transferred by Unisource, a company in which Telia had a minority interest, to Infonet in 1999. The plaintiffs assert counts against the alleged controlling shareholders of Infonet, including Telia, for violations of Sections 11, 12 and 15 of the Securities Act and violations of Section 20(a) and 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder. The complaint seeks, among other things, compensatory damages and/or rescission, requesting, in particular, that the selling shareholders, including Telia, be required to disgorge profits allegedly gained through the sale of Infonet common stock in the offering, which resulted in aggregate proceeds to the selling shareholders of over $400 million, including total proceeds of $53.8 million to Telia as a selling shareholder. Telia denies the allegations contained in the suit and intends to contest the suit vigorously.

      In July 2002, arbitration proceedings were initiated between Telia and Telia’s landlord concerning real property in the Docklands area of London, England, leased by the landlord to Telia. The landlord of the property has claimed that Telia breached the 35-year lease agreement by failing to construct a building on the property as allegedly required under the lease. The parties have selected an arbitrator to preside, but the arbitrator has not yet been officially appointed. Neither Telia nor the landlord have filed any papers in the proceeding. No specific amounts have yet been claimed by the landlord, and Telia is not currently in a position to predict the outcome of this proceeding. Telia intends to vigorously defend its rights in connection with this matter.

      On August 22, 2002, Radiolinja initiated an arbitration proceeding against Telia Mobile’s branch in Finland, claiming damages for an alleged breach of contract on the part of Telia Mobile with regards to the service operator agreement between Radiolinja and Telia Mobile. The proceeding is still in the early stages. Telia denies Radiolinja claims and intends to vigorously contest such claims.

      Telia is also engaged in disputes relating to its divested or partially divested businesses. One of Telia’s majority owned subsidiaries is currently involved in litigation with one of the former shareholders of Tess S.A. related to such shareholders’ disposal of its investment in Tess as well as certain subscription rights in Tess. The litigation, which was initiated in 1998, is still in the procedural stage. In addition, Industri Kapital, which purchased a 51 percent interest in Telefos from Telia in 2001, has notified Telia that it is reserving the right to make certain claims in the aggregate amount of approximately SEK 500 million under the Telefos share purchase agreement. This aggregate amount of the potential claims by Industri Kapital regarding Telefos is exclusive of any set-offs, counterclaims or other defenses available. Telia believes that Industri Kapital’s claims are unfounded and intends to vigorously defend against such claims.

Material Contracts

      On March 15, 2001, Telia entered into a joint venture agreement with Tele2, the holder of a UMTS license in Sweden, to build and operate a UMTS network in Sweden. Under the joint venture agreement, the parties have organized a Swedish limited liability company, Svenska UMTS-nät AB, to carry out the building and operations relating to the UMTS network in Sweden. The joint venture is owned on an equal basis by the parties. The UMTS license is held by a wholly owned subsidiary of Svenska UMTS-nät. The cooperation between Telia and Tele2 has been reviewed by the Swedish Competition Authority and, in March 2002, the cooperation was given a five year exemption from the anti-competitive agreements prohibition in the Swedish Competition Act. The exemption ends in February 2007, at which time the cooperation is required to be reviewed by the Competition Authority. Telia and Tele2 will, on a pro rata basis, finance the construction of the UMTS network through capital contributions and the issuance of guarantees that are necessary in order for Svenska UMTS-nät to obtain third party financing to build a UMTS network in accordance with the license conditions. Telia has made an aggregate capital contribution of SEK 500 million to Svenska UMTS-nät.

      On September 19, 2002, Svenska UMTS-nät signed a SEK 11 billion term loan and revolving credit facility for the construction of its UMTS network infrastructure in Sweden. Telia and Tele2 have each severally but not jointly guaranteed up to a maximum of SEK 5.5 billion (€0.6 billion) of the principal amount borrowed by Svenska UMTS-nät under the credit facility and have pledged their shares in Svenska UMTS-nät as security for such amount. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either Telia or Tele2 ceases to hold, directly or indirectly, 50 percent of Svenska UMTS-nät, unless the lenders provide their advance consent. Telia is not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät.

      In June and September 2002, Telia entered into agreements with each of the Kingdom of Sweden and the Republic of Finland granting them identical registration rights with respect to their shares of Telia. Pursuant to these agreements, the Kingdom of Sweden and the Republic of Finland have the right to severally require Telia to file a registration statement with the SEC covering offers and sales of their shares in a public offering in the United States. Under the agreements, the Kingdom of Sweden and the Republic of Finland have the right to demand one registration of at least 2.5 percent of their respective shares of Telia in any six month period up to a maximum of two registrations. In addition to the demand registration rights and subject to certain conditions, the Kingdom of Sweden and the Republic of Finland were also granted piggy-back registration rights that entitle them to sell their shares as part of any registered offering in the United States either by Telia or by Telia on behalf of another party. Telia has agreed to pay, subject to certain exceptions, all expenses reasonably incurred by the Kingdom of Sweden, the Republic of Finland or both parties in connection with any demand registration or piggy-back registration.

Regulation

Overview

      Historically, there has been little regulation of the telecommunications sector in Sweden and few legal barriers to competition. Until 1993, there was no telecommunications-specific legislation and no separate licenses were necessary to provide either public fixed telecommunications services or public mobile telecommunications services.

      In 1991, a review was conducted of the telecommunications sector in Sweden under the supervision of the Commission on Telecommunications Regulation. In 1993, legislation was enacted governing the telecommunications sector in Sweden. The principal legislation governing the new regulatory framework is the Telecommunications Act and the Radio Communications Act (lag 1993:599 om radiokommunikation). This legislation was intended to comply with European Union legislation in the field of telecommunications.

      As a result, Sweden was among the first countries in Europe to have liberalized and deregulated telecommunications markets. Currently, there is an almost unlimited right to provide telecommunications services in Sweden. A number of non-Swedish controlled entities provide telecommunications services in Sweden.

      The main objective of the Telecommunications Act is to provide the Swedish Government with the means to manage and regulate telecommunications activities in order to fulfill the government’s telecommunications policy objectives which include providing to the general public and the authorities effective telecommunications services at the lowest possible cost to the national economy and the provision of telephone services within a public network at an affordable price to the general public. The Telecommunications Act strives to achieve these policy goals by creating and promoting efficient competition within all areas of the telecommunications sector. Important features of the regulatory framework include:

•	Open Competition Subject to Licensing and Notification Requirements. A basic principle of the Telecommunications Act is to further open the telecommunications services market to competition, subject to licensing and notification requirements. Any entity that has extensive telecommunications activities in Sweden must obtain a license from the Swedish National Post and Telecommunications Agency or NPTA (Post- och telestyrelsen), the Swedish regulatory authority, in order to provide certain telecommunications services within a public telecommunications network and all other providers (other than providers of data communications and Internet services) must provide notification to the NPTA. In general, any entity meeting the licensing requirements is granted a license, and the licensing process is open, simple and expedient.

•	Universal Service. As part of its licensing conditions, Telia is required to provide universal basic telecommunications services to a fixed point of network connection on similar terms and conditions to anyone requesting the service. Telia can satisfy this requirement with its fixed line and its NMT 450 services. Currently, no other fixed telecommunications operator is required to provide this universal service.

•	Retail Price Regulation. Currently, Telia is not subject to any special regulation capping its prices or any other similar regulation. However, Swedish regulation requires Telia’s tariffs for basic fixed line telecommunications and leased lines to be cost-based.

•	Interconnection Access and Pricing. One principle underlying the Telecommunications Act is that a notified or licensed telecommunications service provider must allow interconnection to its network and services by other service providers. A service provider holding a significant market position must offer interconnection on a non-discriminatory basis, and in particular may not put other service providers in a worse position than its internal departments or affiliates. In Sweden, both fixed line and mobile interconnection access and rates are subject to regulation. If operators are unable to negotiate voluntary interconnect agreements, the NPTA has the power to mediate and decide the matter. The Telecommunications Act requires operators with significant market power to meet certain conditions, which include publishing tariffs for fixed interconnection services and offering equivalent terms to operators requesting interconnection services. In addition, all interconnection rates for fixed and mobile telecommunications charged by Telia must be cost-based. Telia is also required to maintain separate accounts for its fixed interconnection business. The Telecommunications Act imposes cost-based pricing requirements for traffic terminating on mobile networks of operators with significant market power in the national market for interconnection. In a ruling dated February 21, 2002, the NPTA found that Telia, Vodafone and Tele2 all have such a market position. The ruling was appealed and the Administrative Court has granted injunctive relief from the NPTA’s ruling until the relevant courts have rendered a decision in this matter.

•	Carrier Pre-Selection. The NPTA required license holders operating fixed networks to implement carrier pre-selection by September 11, 1999. Currently, carrier pre-selection is available for all national, international and fixed-to-mobile calls. The Telecommunications Act contains provisions that address carrier pre-selection for mobile services. However, they require further regulations in order to become effective. On February 2, 2002, carrier pre-selection for local calls was introduced in Sweden.

•	Number Portability — Fixed Telecommunications. The introduction of number portability for fixed telecommunications access (including access to Telia’s ISDN), premium rate calls and free-phone services began in July 1999 and was completed in December 1999. Presently, any associated technical hurdles have been overcome and cost-sharing has not been problematic. This may be due to the relatively low number of users that have taken advantage of number portability thus far. With the introduction of local loop unbundling, however, use of number portability is expected to increase and there can be no assurance that technical or cost- sharing issues will not arise as a result.

•	Number Portability — Mobile. On May 3, 2000, the NPTA adopted regulations for mobile number portability, which was implemented in September 2001. The regulations apply to all operators offering digital mobile telecommunications subscription, prepaid and short message services. There have been no substantial technical problems in implementing mobile number portability and Telia has developed together with other operators a centralized database for the purpose of both fixed and mobile number portability. The introduction of mobile number portability has resulted in a greater willingness among certain customers to change operators.

•	Mobile Virtual Network Operators. In May 2000, legislation intended to encourage competition from mobile virtual network operators entered into force. The legislation has three principal components: (i) all three current GSM operators are required to provide mobile virtual network operators any excess mobile network capacity (meaning capacity not required by the GSM operator), (ii) only service providers that do not own their own networks qualify for this capacity and (iii) rates charged for use of this capacity may be market (rather than cost) based.

•	Mobile — National Roaming 2G — 3G. GSM operators, if granted a UMTS license, are required to offer other UMTS operators roaming on their GSM networks. This legislation entered into force in July 2000.

      The Swedish government has, however, proposed amendments to the Telecommunications Act and has requested public comments relating to such amendments by October 21, 2002. Telia is not currently in a position to assess the impact of these changes on its business, results of operations or financial condition.

Regulatory Authorities

      Responsibility for regulating the telecommunications sector and the promotion of fair and open competition has been allocated among several regulatory bodies. The primary body under the Telecommunications Act is the NPTA. The NPTA is responsible for the day-to-day oversight of the telecommunications sector. The NPTA falls under, for various administrative purposes, the responsibility of the Swedish Government (Ministry of Industry, Employment and Communications (Näringsdepartementet)).

      The NPTA is a fully independent governmental authority. The director general, who is the head of the NPTA, is appointed for a fixed term of six years, subject to extension for an additional three to six years. Because the director general is not a political appointee, he or she is not required to resign upon changes in governments.

      The Swedish Government, the Ministry and individual ministers are not permitted to intervene in the day-to-day affairs of the NPTA. Under the Swedish constitution, only the Swedish Government, acting collectively, may issue instructions to a government agency such as the NPTA. Any instructions would have to comply with the provisions of the Telecommunications Act and any other applicable legislation. The Swedish Government determines budget allocations. However, since NPTA regulatory operations are fully funded by licensing and notification fees, the Swedish Government has little impact on the NPTA’s budget as a practical matter.

      Other relevant regulatory bodies are the Swedish Competition Authority and the Swedish Consumer Agency. The Swedish Competition Authority is the central administrative authority in Sweden in charge of competition issues, including the application of the European Union competition regulations. The Swedish Consumer Agency is the central authority in charge of consumer issues. It serves as a monitoring agency on issues affecting consumers, such as marketing practices, and enforces consumer market legislation in most areas.

Licensing and Notification Requirements

      Unless a company has considerable telecommunications activities in the Swedish market, it may provide telecommunications services without a license so long as it files a notification with the NPTA. Specifically, notification is required for fixed telecommunications, mobile services, any other telecommunications services that require allocation of capacity from a telecommunications number plan and network capacity (including leased lines) in a public telecommunications network. As of April 8, 2002, 296 companies had filed notifications with the NPTA.

      Operators of certain telecommunications services, including Telia, are required to obtain a license if they have extensive activities, which generally means that they have or intend to obtain approximately a 10 to 15 percent or greater share of their particular markets. The licensing requirement extends to providers of (i) fixed telecommunications services in a public telecommunications network, (ii) mobile telecommunications services in a public telecommunications network and (iii) network capacity (including leased lines).

      The licensing process is not viewed as a burdensome process. There is no limit on the number of licenses that may be granted under the Telecommunications Act for fixed telecommunications services, mobile telecommunications services (subject to availability of frequencies) and network capacity, and in practice, even companies with smaller market shares have obtained licenses. As of April 8, 2002, there were 11 licensed fixed telecommunications operators, eight licensed providers of network capacity (leased lines), eight licenses for mobile services issued and four UMTS licenses issued. The NPTA must grant a license unless it has reason to believe that the applicant would not be able to meet the licensing requirements. There is a nominal annual fee for the license, the amount of which is subject to annual review. Currently, the fee is 0.15 percent of the annual turnover for the licensed operation or a minimum amount of SEK 50,000 per licensed service. The NPTA uses the proceeds from the licensing and notification fees to fund its operating costs.

      The term of a license for fixed telecommunications services or leased lines is indefinite, whereas a license for mobile telecommunications services may be limited in time. Licenses may contain conditions that impose obligations on the operators to provide certain services and information. Telia is the only operator with license conditions for fixed telecommunications linked to the provision of universal service. Although the license itself is indefinite, its conditions are subject to periodic revision, and the revised conditions, subject to the parameters set forth in the Telecommunications Act, may change substantially. As part of the revision process, the NPTA sends the operator a draft of the new conditions for comment before issuing the final conditions. An operator also has the right to appeal the imposition of the conditions after the NPTA issues final conditions. License holders may be subject to other provisions of the Telecommunications Act regulations, such as the carrier pre-selection requirements.

      A license under the Telecommunications Act may be revoked, in whole or in part, if the operator violates the terms of the Telecommunications Act or the operator violates any condition of the license. However, the NPTA must notify the operator and provide the operator an opportunity to rectify the violation before any revocation can take effect. The NPTA also may impose conditional fines on license holders in connection with injunctions and prohibitions to ensure compliance with the conditions set forth in the licenses.

      If an operator is unsure whether a license or a simple notification is required, it may apply for an advanced ruling. In addition, the NPTA conducts annual inspections to determine whether licensing is necessary. If it determines an operator requires a license, the NPTA will request the operator to apply for a license prior to taking any remedial action.

      Mobile communications are also subject to a separate licensing regime under the Radio Communications Act that is based on the radio frequency spectrum. At present, the NMT and GSM licenses cover the 450/900 and 900/1800 spectrums, respectively. GPRS services may be provided under a GSM licenses and as a result, there is no separate licensing regime for GPRS services. In December 2000, the NPTA issued four licenses for UMTS network capacity. Telia was not granted a UMTS license. However, Telia expects to provide UMTS services based on the UMTS network capacity of Svenska UMTS-nät AB, a company jointly owned by Telia and Tele2. The UMTS license is held by a wholly owned subsidiary of Svenska UMTS-nät.

Telia’s Licenses

      Under the Telecommunications Act, separate licenses are required for the provision of public fixed telecommunications services and for the provision of network capacity where the extent of these activities is considerable. Currently, Telia has six licenses: one fixed telecommunications license, one network capacity license (including leased lines) and four mobile licenses (NMT 450 service, GSM 900 and other mobile services, GSM 1800 service and terrestrial flight telecommunications service). Telia’s GSM 900 license also includes the NMT 900 service which Telia terminated on December 31, 2000.

Public Fixed Telecommunications

      Telia has been licensed to provide public fixed telecommunications services since 1993, when the licensing regime was first established. The license is valid for an unlimited period of time, although certain of the license conditions have expiration dates at which point they may be extended or modified by the NPTA. Telia’s current conditions took effect on January 1, 2000 and will expire on December 31, 2003. The principal license conditions for the provision of telecommunications services are as follows:

•	Universal Service. Telia is required to provide fixed line telecommunications services on similar conditions to any residential or business customer in Sweden that requests it and payphones in rural areas.

•	Numbering Information. All license holders (and notified operators) are required to provide subscriber information for number inquiry services, and under its license, Telia is required to provide number inquiry services on reasonable terms and publish a directory of these numbers. These conditions are likely to change in 2002 following new regulations under the Telecommunications Act.

•	Cost Accounting System. The license specifies the cost accounting system Telia must use to ensure its prices for fixed telephony services are cost-based.

•	Emergency Services. All license holders (and notified operators) are required to provide customers access to a number for emergency services at no charge.

•	Modification or Addition of Conditions. The license also contains various provisions pursuant to which the NPTA reserves the right to modify or impose new conditions as part of the license. Under these provisions, the NPTA may modify the license, among others, (i) in order to comply with European Union requirements, (ii) as a result of changes in the Telecommunications Act or (iii) to change the cost accounting methodology (following consultation with Telia).

•	Protection and Services for the Disabled. The license also contains conditions relating to protection measures and services for the disabled.

Network Capacity

      Telia has been licensed to provide network capacity, including leased lines, since 1993. The license is valid for an indefinite period, although, as in the case of the license for public fixed telecommunications services, the conditions in the license have expiration dates at which point they may be extended or modified by the NPTA. Telia’s current license conditions took effect on January 1, 2000 and will expire on December 31, 2003. The principal conditions for the provision of network capacity are as follows:

•	Supply. Telia must comply with the European Union Open Network Provision Framework Directive (the ONP Directive) regarding leased lines (92/44/EEC), which requires Telia to provide a minimum set of leased lines, and supply other operators with network capacity (other than these minimum leased lines) to the extent Telia has “available” capacity, which means Telia does not have to grant other operators priority over Telia’s own traffic on its network.

•	Cost Accounting System. The license specifies the cost accounting system Telia must use to ensure Telia’s prices for leased lines are cost-based.

•	Modification or Addition of Conditions. The license also contains various provisions pursuant to which the NPTA reserves the right to modify or impose new conditions as part of the license, including in order to implement wire tapping/ surveillance measures, if any, that may be enacted during the term of the license, in order to comply with European Union requirements, as a result of changes in the Telecommunications Act, or to change the cost accounting methodology (following consultation with Telia).

•	Defense. The license also contains conditions related to defense measures.

Mobile

      Under the current regulatory structure, providers of public mobile telecommunications services must notify the NPTA and, if their activities are extensive, they may be required to obtain a license under both the Telecommunications Act and, for purposes of obtaining radio frequencies, the Radio Communications Act. The NPTA allows operators who were providing mobile telecommunications services prior to the adoption of these regulations in 1993 and who applied for licenses under the new regime to continue providing services pending the issuance of a new license. Telia is licensed to provide NMT 450 and GSM 900/1800 services. Telia’s licenses also include NMT 900 services which Telia terminated on December 31, 2000. Telia is also licensed to provide other wireless communications services, including local paging and terrestrial flight telecommunications services. The GSM 900 license will expire on December 31, 2004, and the GSM 1800 license will expire on December 31, 2005. The NMT license will expire on December 31, 2007. The conditions of these licenses took effect on January 1, 2000 and will expire on December 31, 2003. Telia has no reason to believe the licenses will not be prolonged or renewed. The principal license conditions for NMT 450/GSM 900/1800 mobile communications are as follows:

•	Coverage. Telia is required to provide NMT 450 coverage to over 95 percent of Sweden (which reflects the scope of Telia’s current coverage), GSM 900 coverage over main roads and in urban areas with at least 10,000, inhabitants; and GSM 1800 coverage (or GSM 900/1800 coverage) over main roads and in urban areas with at least 50,000 inhabitants.

•	Cost Accounting System. The license specifies the cost accounting system Telia must use. However, unlike the fixed telecommunications and network capacity (including leased lines) licenses, end user prices are not required to be cost-based. Instead, Telia must be able to identify the separate costs associated with its NMT and GSM systems.

•	Emergency Services. As with fixed telecommunications, all license holders (and notified operators) are required to provide customers access to an emergency services number at no extra charge.

•	Modification or Addition of Conditions. The license also contains various provisions pursuant to which the NPTA reserves the right to modify or impose new conditions as part of the license including in order to comply with European Union requirements, as a result of changes in the Telecommunications Act, to change the cost accounting methodology (following consultation with Telia).

•	Defense and Services for the Disabled. As with fixed telecommunications, the license also contains conditions related to defense measures and services for the disabled.

      The license also requires Telia, if it introduces data communications over its mobile networks, to provide data communications over the preceding coverage areas within two years of its launch date. The principal license conditions for Telia’s other mobile services are as follows:

•	Cost Accounting System. The license specifies the cost accounting system Telia must use. As with Telia’s other mobile license, end user prices are not required to be cost-based. Instead, Telia must be able to identify the separate costs associated with the different types of mobile services.

•	Emergency Services. As with fixed telecommunications, all license holders (and notified operators) are required to provide customers access to an emergency services number at no charge.

•	Modification or Addition of Conditions. The license also contains various provisions pursuant to which the NPTA reserves the right to modify or impose new conditions as part of the license, including to implement wire tapping/ surveillance measures, if any, that may be enacted during the term of the license, in order to comply with European Union requirements, as a result of changes in the Telecommunications Act, or to change the cost accounting methodology (following consultation with Telia).

•	Defense and Services for the Disabled. As with fixed telecommunications, the license also contains conditions related to defense measures and services for the disabled.

Universal Service

      The conditions of Telia’s license for public fixed telecommunications currently require Telia to provide universal fixed telecommunications services. As a result, Telia must deliver basic fixed telecommunications services to all private households and businesses that request it, on similar terms. The similar terms requirement allows for geographical price differentiation, subject to certain limitations. For example, Telia is not permitted to increase prices for customers in rural areas as a result of increased competition (and hence, lower prices) in urban areas. According to the Telecommunications Act, prices for fixed telecommunications services should be cost based if the services are provided by an operator with significant market power. Telia is the only operator with significant market power for these services in Sweden. There is currently no other price regulation, such as price caps or similar schemes, in place.

Interconnection Access and Pricing

      Interconnection arrangements for both mobile and fixed telecommunications are important to operators trying to enter a market dominated by a single operator. The primary concern for operators wishing to enter the market is the interconnection rate, which entitles a network operator to receive compensation for terminating a call in its network that has originated in another network, originating access to services of another network for which the end user customers are invoiced by the operator of that other network, and carrying traffic between two networks.

      In 1997, the Telecommunications Act was amended to incorporate the European Union directive applying to interconnection. Under the 1997 amendment, companies with significant market power in the fixed telecommunications market, such as Telia, are required to meet all reasonable demands for interconnection services, publish terms and conditions for interconnection services, offer equivalent terms to operators requesting interconnection services, provide information necessary for interconnection agreements when so requested, submit any interconnection agreements to the NPTA and keep revenue and costs for interconnection services separate from revenue and costs for other operations.

      Similarly, companies with significant power in mobile communications market are required to meet all reasonable demands for interconnection services, offer equivalent terms to operators requesting interconnection services, provide information necessary for interconnection agreements when so requested, and submit any interconnection agreements to the NPTA.

      The Telecommunications Act also imposes cost-based pricing requirements for traffic terminating on mobile networks of operators with significant market power in the national market for interconnection. In a ruling dated February 21 2002, the NPTA found that Telia, Vodafone and Tele2 all have such significant market power. The ruling was appealed and the Administrative Court has granted injunctive relief of the NPTA’s ruling until the case has been tried by the relevant courts.

      The NPTA has the authority to decide upon interconnection charges to be applied by operators. If the interconnection charges set out in an operator’s price list (which must be submitted to the NPTA) are deemed to be in violation of the Telecommunications Act, the NPTA may decide that the charges should be changed. Also, if it deems it necessary to accommodate a significant public interest, the NPTA may decide that two operators which otherwise do not wish to interconnect, must enter into an interconnection agreement. In such event, the NPTA may determine the relevant terms and conditions of these agreements.

      On January 30, 2002, the NPTA ruled that Telia must reduce its mobile interconnection tariffs to 0.92 SEK per minute, effective March 1, 2002. Telia filed an appeal with the Administrative Court seeking to reverse the ruling and in the interim, injunctive relief. On February 26, 2002 the Administrative Court denied Telia injunctive relief and as a consequence Telia lowered its interconnection tariffs on March 1, 2002 to 0.92 SEK per minute. In May 2002, the Administrative Court rejected Telia’s appeal to reverse the NPTA’s ruling. Telia has filed an appeal with the Administrative Court of Appeal. The NPTA has also stated that it will continue its review of Telia’s mobile interconnection tariffs. Effective October 1, 2002, Telia will lower its mobile interconnection tariff to SEK 0.88 per minute. There is no assurance that Telia will not be required to reduce prices in the future.

      The NPTA has been given certain powers relating to interconnection to enable a more speedy resolution of disputes between operators. For example, upon request by either parties in an on-going interconnection negotiation, the NPTA will set a time limit within which the negotiations must be concluded. If a final agreement has not been reached within this time limit, the NPTA must mediate between the parties and, upon request by either party, determine the relevant terms of the agreement. Decisions may be appealed to the relevant court of law, but the terms of the NPTA decision apply during the appeal.

NPTA consultation

      In 2001, the NPTA initiated a consultation process on calculation models to be used when calculating cost-based prices for interconnection and unbundled access products. The consultation is ongoing and the results may have an impact on Telia’s prices for these products.

Local Loop Unbundling

      Telia must comply with Regulation (EC) No 2887/2000 of the European Parliament and of the Council of December 18, 2000 on unbundled access to the local loop. In accordance with this EC regulation, Telia has published reference offers for full unbundled access, shared access and unbundled access to sub-loops (for VDSL). In May 2002, the NPTA proposed new legislation requiring an SMP-operator on the market for fixed public telephone services to meet reasonable requests for bitstream access to the local loop on terms which are cost-oriented and non-discriminatory.

Rights of Way

      The Telecommunications Act does not govern rights of way. Instead, rights of way for telecommunications are covered by the general regulations set forth in the Swedish Rights of Way Act (ledningsrättslagen 1973:1144). This Act requires public and private landowners to provide access for certain activities with a public purpose, such as power supply and telecommunications. The parties involved are permitted to negotiate the level of compensation for the rights of way and if they fail to reach an agreement, a court can set the compensation. In Stockholm, Stokab (owned by the municipality of Stockholm) is the sole company authorized to dig tunnels and lay cable, although they are required to give access to anyone who requests it. Telia already has an extensive network in Stockholm.

Liability of Internet Service Providers

      The applicability of existing laws governing issues such as intellectual property rights, freedom of speech, defamation and personal privacy with respect to the liability of an Internet service provider is uncertain. Under certain circumstances, Internet service providers could be held responsible for permitting illegal material to be made available over their services.

      Currently, operators who provide “bulletin board systems” on their Internet sites are required to scrutinize the content for instances of copyright infringement, hate speech, child pornography and speech that is intended to incite others to commit serious crimes. In addition, there are two EC directives which have been adopted governing Internet service content and implementation in Sweden is expected in 2002. In March 2002, the Swedish Government presented a bill to Parliament proposing legislation to implement the E-commerce Directive 2000/31/EC. The Swedish Parliament adopted the Act in May 2002 and it came into force on July 1, 2002.

Personal Data

      In general, the Personal Data Act (personuppgiftslagen 1998:204), permits personal data about an individual to be processed only with the consent of that individual. Consent is not necessary if the processing falls into a justifiable exception. Before consent is given, the individual must have received information necessary to enable him to assess the advantages and disadvantages of the processing of his personal data and to exercise his rights under the Personal Data Act.

      The Personal Data Act prohibits the transfer of personal data for processing to countries outside the European Union and the European Economic Area which do not have an adequate level of protection unless, the transfer is approved by the Data Inspection Board or an exemption applies. An exemption applies if the individual has consented to the transfer or if the transfer is necessary for substantial reasons.

Leased Line Access

      Telia is required under the terms of its network capacity license to provide a minimum set of analog and digital leased lines in accordance with Annex II of Directive 92/44/EEC.

Services for the Disabled

      The NPTA currently procures through a bidding process services for disabled persons. In the event no operators bid to provide these services, Telia is required to provide them for a reasonable remuneration. Currently, Telia provides these services as a result of having won the contract in the bidding process.

National Security

      The NPTA is responsible for ensuring that the national telecommunications system is sustainable and accessible during wartime. To fulfill this obligation, the NPTA requires operators to place certain network systems in secure locations, and funds the extra costs associated with the added security measures. In addition, as the major operator in the market, Telia has been assessed an annual fee to be used by NPTA to prevent serious threats and trouble in telecommunications during peacetime. These fees were SEK 20 million for 1997 and SEK 100 million for each of the years 1998, 1999, 2000 and 2001. The government has announced its intention to evaluate the fee in order to assess it in a more non-discriminatory way.

Payphones

      Telia is required under its license for fixed telecommunications, and without special compensation, to provide a minimum number of payphones (currently, approximately 1,100) in sparsely populated regions.

The European Union

General

      Sweden is a member of the European Union and, as such, is required to follow European Union regulations and to enact domestic legislation to give effect to European Union legislation that is adopted in the form of directives and decisions. Regulations have general application and are binding in their entirety and directly applicable to all member states. Directives and decisions are binding, but national authorities may choose the form and method of their implementation. Resolutions, recommendations and Green Papers of the European Union are not legally binding but are politically important.

      The basis for the European Union’s telecommunications policy is set forth in the European Commission’s Green Paper, dated June 30, 1987, on the development of the common market for telecommunications services and equipment. This Green Paper fixed as a general objective the development of a strong telecommunications infrastructure and efficient services to provide the European consumer with a broad variety of telecommunications services on the most favorable terms in an open competitive environment. Two primary measures proposed to achieve this objective were the liberalization of telecommunications markets and the harmonization of telecommunications services and equipment.

Liberalization of Telecommunications Markets

      On June 28, 1990, the European Commission issued the Directive on Competition in the Markets for Telecommunications Services (90/388/EEC), which commenced the liberalization of the European telecommunications sector. This directive abolished existing monopolies on, and permitted the competitive provision of, all telecommunications services with the exception of the commercial provision to the public of direct transmission and switching of speech in real time between two points on the public network. The directive did not apply to telex, mobile radio-telecommunications, paging or satellite services.

      The scope of the directive has been enlarged several times by the adoption of various amending directives, which liberalized satellite telecommunications services (October 13, 1994), telecommunications services provided via cable television networks (October 18, 1995) and mobile and personal communications (January 16, 1996).

      On March 13, 1996, the directive was again amended with the European Commission’s adoption of the Full Competition Directive (96/19/EC), which required European Union member states to permit alternative infrastructure providers, such as existing networks of cable companies, railroads, electric and other utility companies, to resell capacity on their networks for the provision of already liberalized services, beginning July 1, 1996. This Full Competition Directive also established January 1, 1998 as the date by which member states had to remove all remaining restrictions on the provision of telecommunications services, including telecommunications and telecommunications infrastructure. Because Sweden had few restrictions prior to its enaction of the Telecommunications Act in 1993, well ahead of the January 1998 deadline, the deadline had little direct effect in Sweden.

ONP Directives

      The legislative process of the harmonization of telecommunications services and equipment began with the adoption of the ONP (Open Network Provision) Framework Directive (90/387/EEC), issued on June 28, 1990. This directive concerned the conditions under which telecommunications providers and consumers could gain open and efficient access to the state monopoly telecommunications service provider’s public networks. The ONP requirements are intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and non-discrimination in access to telecommunications services.

      On June 5, 1992, the European Commission adopted the ONP Leased Line Directive (92/44/EEC) requiring state monopoly telecommunications service providers to lease lines to competitors and end users without discrimination and to establish cost accounting system for these products by the end of 1993. Directive 97/51 amended the ONP Leased Line Directive and the ONP Framework Directive, adapting to a more competitive environment.

      On February 26, 1998, the European Commission adopted the Voice Telephony Directive (98/10/EC), which extended the application of the open network provision to voice telecommunications and to the provision of universal telecommunications services. The Voice Telephony Directive requires all telecommunications operators:

•	to provide directory services on a fair, objective and non-discriminatory basis subject to specific legislation;

•	to provide users with access to operator assistance and emergency services;

•	to ensure that user contracts address supply times, compensation for failure to provide services, dispute resolution and quality-of-service levels; and

•	to publish standard user terms and conditions and tariff information.

Licensing

      The EU directive on general authorizations and individual licenses in the field of telecommunications services was adopted on April 10, 1997. The key elements of the directive are:

•	the prohibition of any limit on the number of new entrants, except to the extent required to ensure an efficient use of radio frequencies and, under limited circumstances and for a temporary period, of numbers;

•	the priority given to general authorizations as opposed to individual licenses; and

•	the definition of harmonized licensing principles and procedures.

      On December 14, 1998, the European Union adopted the UMTS Decision, which provides for the coordinated licensing regulatory framework of third generation mobile communication systems in the EU member states to ensure that users can use their third generation handsets or other devices anywhere in the European Union just as they can with GSM today. This pan-European roaming will result from licenses being based on the coordinated allocation of frequencies, and the use of European Telecommunications Standards Institute’s (ETSI) standards. The harmonized licensing environment was required to be in place by the end of 2000, but UMTS services were not expected to be available before 2002. The introduction of UMTS services is dependent upon a number of factors, including the development of commercially viable technology and the ability of telecommunications operators to license such technology on commercially acceptable terms.

European Union Interconnection Directive

      On June 30, 1997, the European Parliament and the European Council adopted the Interconnection Directive establishing a regulatory framework for the interconnection of telecommunications networks. The Interconnection Directive provides that member states must take all necessary measures to remove any restrictions on the rights of fixed-line public telecommunications providers, leased-line providers and public mobile telecommunications operators to negotiate interconnection agreements with each other. In addition, organizations that have significant market power must offer interconnection services at cost-based rates on a nondiscriminatory basis. Such organizations are required to establish appropriate cost accounting methods to determine their actual cost of providing interconnection services. Significant market power is presumed where an organization holds a 25 percent share of its relevant telecommunications market. However, national regulatory authorities may determine that an organization with less or more than a 25 percent share of the relevant telecommunications market may nevertheless have significant market power or does not have market power regardless of this threshold.

Liability of Internet Service Providers

      On December 10, 1997, the European Commission adopted a proposal for a directive harmonizing certain aspects of copyright and related rights in the information society, known as the Copyright Directive, which, for example, introduces an exclusive right to make on-demand transmissions available to the public, as well as harmonizes reproduction and distribution rights. Among exceptions from a general rule of the protection of the reproduction right, the proposal of the Copyright Directive envisages an exception for transient (cache) copies. The Copyright Directive has been adopted by the European Parliament and the European Council.

      The issue of Internet service provider liability for mere conduit, caching and hosting activities is addressed in a directive on certain legal aspects of electronic commerce in the internal market, known as the Electronic Commerce Directive, adopted on November 10, 1998. On May 4, 2000, the European Parliament adopted the Electronic Commerce Directive.

The New Regulatory Package

      The main European Union harmonization directives that make up the 1998 regulatory package were reviewed in 1999. The process of the European Commission’s review of existing legislation in the field of telecommunications is referred to as the so-called “1999 Review” program. As a result of the 1999 Review, the European Commission proposed a number of Directives in July 2000.

      The Directives are:

•	Framework Directive;

•	Access Directive;

•	Authorization Directive;

•	Universal Service Directive; and

•	Data Protection Directive.

      All these Directives have been adopted by the European Parliament and the Council.

      In addition, the Package includes a Radio Spectrum Decision by the European Parliament and the Council on co-ordination of spectrum policy issues in Europe.

      The Swedish government has put forth a proposal to implement these Directives, which proposals are currently subject to public comment. While these Directives will bring significant changes to telecommunications regulation in the European Union, Telia is not in a position to assess the impact of these changes on its results of operations or financial condition.

International Obligations

      Over 70 member countries of the World Trade Organization (WTO) representing over 90 percent of the world’s basic telecommunications revenues, including the members of the European Union and the United States, have entered into a Basic Telecommunications Agreement, or BTA, to provide market access to some or all of their basic telecommunications services. This agreement was signed by all the member states of the European Union as well as the United States, and took effect on February 5, 1998. BTA is the fourth protocol of the General Agreement on Trade in Services, which is administered by the WTO. Under BTA, Sweden and the other signatories have made commitments to provide “market access,” under which they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors and to provide “national treatment,” under which they are to avoid treating foreign telecommunications service suppliers differently from national service suppliers. In addition, a number of signatories, including Sweden, agreed to abide by certain pro-competitive principles set forth in a reference paper relating to the prevention of anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and non-discriminatory allocation of scarce resources.

Competition

      Telia is subject to the Swedish and general EU competition legal framework and to special provisions, regulations and directives relating specifically to telecommunications.

Sweden

      The Swedish Government follows a policy of unlimited competition in the telecommunications sector in Sweden. Entry into the telecommunications sector was never formally restricted in Sweden, although Telia was protected by certain legal terminal connection monopolies, which were gradually abolished during the 1980s. However, since Telia was the only operator and there was no independent regulator, Telia had a de facto monopoly over the telecommunications market. The Swedish Government decided to foster competition in telecommunications through the introduction in 1993 of new telecommunications legislation and an independent telecommunications agency, the NPTA.

      On July 1, 1993, a new Competition Act entered into effect in Sweden. The Competition Act prohibits the abuse of a dominant position in a market, and any such abuse may be subject to a fine of up to ten percent of annual revenues. The Competition Act also imposes fines on any supplier with a dominant position in a market that establishes excessive prices or unreasonable terms. The Swedish Competition Authority, the regulatory authority under the Competition Act, is empowered to issue injunctions and to enjoin a party to discontinue immediately practices that are not permitted under the Competition Act. The Competition Act is based on and generally conforms to the rules of competition of the European Commission. The Swedish Competition Authority and the NPTA cooperate in order to facilitate investigations of anti-competitive behavior in the area of telecommunications services.

      From time to time, Telia’s competitors and customers file complaints with the Swedish Competition Authority alleging that Telia is abusing its dominant market position in various respects. Currently, the Swedish Competition Authority has, upon receipt of complaints from other operators during the second half of 2001, initiated an investigation of Telia’s pricing of ADSL services and has also, based upon a complaint from RSL COM Sweden AB submitted in 2002, initiated an investigation into a bank guarantee Skanova has required as a condition to Telia’s supply of ADSL services to RSL COM. See “—Legal and Regulatory Proceedings” for a further discussion of these complaints.

The European Union

      The competition rules of the European Union have a direct effect in its member states. The main principles in the European Commission competition rules are contained in Articles 81 and 82 of the Amsterdam Treaty (formerly Articles 85 and 86 of the Treaty of Rome). These European Union competition rules have the force of law in member states and are therefore applicable to Telia’s operations in Sweden. Article 81 prohibits agreements or collusive behavior between companies that may affect trade between members states and which restrict, are intended to restrict or have an effect of restricting, competition within the European Union. Article 82 prohibits any abuse of a dominant position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in cooperation with the national competition authorities (i.e., in Sweden, the Swedish

Competition Authority). The European Commission may impose fines in the event of a breach amounting to up to ten percent of a company’s revenues on a consolidated basis in the preceding financial year. In addition, national courts have jurisdiction to apply European Union competition law and award damages in the event of a breach.

      For so long as the majority of Telia’s shares are owned by the Kingdom of Sweden or the Kingdom of Sweden exercises a significant influence over Telia, the European Commission will have the authority to address individual decisions to the Kingdom of Sweden to ensure that Telia complies with European Union competition rules. In this regard, the European Commission will be able to initiate proceedings against Telia directly under Articles 81 and 82 of the Amsterdam Treaty, or against the Kingdom of Sweden under Article 86 of the Amsterdam Treaty (formerly, Article 90 of the Treaty of Rome). As a result, Telia may have to face two different proceedings, one of which Telia cannot directly influence and in which Telia is not a party. Due to the recent liberalization of the telecommunications markets in the majority of European Union member states, the application of EU competition rules to the telecommunications industry is still somewhat unsettled. However, Telia believes that as a result of the early liberalization of telecommunications services in Sweden, Telia has the advantage of having operated in a competitive environment and of having adopted behavior suitable to a competitive marketplace.

      There is currently one case pending before the European Commission. Bredbandsbolaget, a Swedish provider of broadband services, has filed a complaint with the European Commission alleging that Telia abused its dominant position through undercutting prices, discriminatory business practices and bundling services. See “— Legal and Regulatory Proceedings” for a further discussion of this complaint.

Related Party Transactions

      Described below are certain transactions between Telia and its affiliates and other related parties since the beginning of 1999. See also Note 9 to Telia’s consolidated financial statements.

The Swedish State

      The Swedish state owns a 70.6 percent interest in Telia AB. Telia’s customers include various government ministries, agencies and government-owned entities in Sweden. Telia also purchases goods and services from these ministries, agencies and entities. Charges for services provided to these ministries, agencies and entities are based on Telia’s commercial pricing policies. Similarly, Telia believes the costs of obtaining goods and services from these ministries, agencies and entities are on commercial terms. Services provided to or purchased from any one government ministry, agency or entity do not represent a significant component of Telia’s revenues or expenses.

      The Swedish telecommunications market is governed by the Telecommunications Act and telecommunications regulations as well as conditions for licenses issued by the NPTA. According to those conditions, Telia must maintain, without special compensation, a certain level of service for public phones in sparsely populated regions. Telia’s costs for operating these public phones were SEK 14.0 million, SEK 15.0 million and SEK 15.0 million in 1999, 2000 and 2001, respectively.

      According to telecommunications regulations in Sweden, any notified operator may be subject to a fee to finance measures to prevent serious threats to telecommunications operations during peacetime. As the major operator in the market, Telia is the only operator paying the fee. Telia was required to pay fees amounting to SEK 20 million for 1997 and SEK 100 million for each of the years 1998, 1999, 2000, 2001 and 2002.

      In addition, as part of the licensing process, licensed operators must pay an annual fee to fund the NPTA’s activities. In 1999, this fee equaled SEK 0.85 per thousand of sales resulting from activities that must be registered. As from 2000, the fee is SEK 1.5 per thousand of sales resulting from activities that must be registered. Telia’s fees equaled SEK 28 million, SEK 49 million and SEK 47 million in 1999, 2000 and 2001, respectively.

Unisource N.V.

      Telia, Swisscom and KPN of the Netherlands previously held equal stakes in Unisource N.V. All businesses of Unisource, except for AUCS Communication Services (AUCS), were sold or shut down in 1999 and the company was dissolved in July 1, 2000. During 1999, Telia sold products and services worth SEK 161 million and purchased services and products from the Unisource group worth SEK 313 million. During 2001 and 2000, Telia sold services to AUCS worth SEK 44 million and SEK 51 million, respectively.

      In 1999, Unisource and its shareholders, including Telia, entered into an agreement in which the parties effectively transferred much of the operations of the AUCS business to Infonet Services Corp., which assumed the responsibility for managing the customers of the AUCS business for a three year period. At the end of this three-year period, Infonet has an option to buy the remaining AUCS assets. Under the terms of various agreements, Unisource is required to provide certain transitional services to Infonet during this three-year period. In addition, Unisource and its shareholders, including Telia, are responsible for any losses incurred by AUCS and are required to pay Infonet a bonus if the losses are below a specified level. Under these agreements, Telia’s share of the minimum loss that would be paid by Unisource is SEK 1,348 million. Telia’s consideration for this transaction was the purchase from Infonet of 15.9 million of its Class B shares shortly before its initial public offering at a price of SEK 110 million, which was below fair value. Based on the offering price, these shares of Infonet were worth SEK 2,758 million. The difference between the fair value of the shares (SEK 2,758 million) at the time of the offering and the liabilities assumed (SEK 1,348 million), representing Telia’s share of the potential gain on this transaction, will be reported as Telia’s share of earnings in AUCS over the three year period that the management agreement and other agreements are in effect.

Infonet Services Corp.

      Infonet became an associated company of Telia as of December 31, 1999. In 1999, 2000 and 2001, Telia sold services and goods to Infonet having a value of SEK 29 million, SEK 38 million and SEK 29 million respectively, and purchased services and products from Infonet having a value of SEK 320 million, SEK 264 million and SEK 117 million, respectively. In July 2002, Telia was named as one of several defendants in a securities law class action suit relating to the initial public offering of Infonet. The suit alleges, among other things, that the prospectus used in connection with Infonet’s initial public offering contained material misstatements or omission relating to the AUCS business, a part of which was transferred by Unisource, a company in which Telia had a minority interest, to Infonet in 1999. See “— Legal and Regulatory Proceedings” for a further discussion of this legal proceeding.

Netia Holdings S.A.

      In 2001, Telia International Carrier entered into a duct agreement with Netia Holdings S.A. pursuant to which Telia International Carrier provides certain international carrier services to Netia. This agreement expired in 2002 and the parties are currently in discussions regarding their continued business relationship.

Comsource/Eircom

      Until April 2002, Telia held a 40 percent interest in the holding company Comsource, an Irish unlimited company. In April 2002, Comsource partly redeemed the shares held by Telia and paid €87.0 million to Telia, of which €84.4 was used to satisfy outstanding loans made by Comsource in favor of Telia. Shortly thereafter, Telia sold its interest in Comsource to KPN, which held the remaining 60 percent interest in Comsource, for €13.5 million in cash. Comsource owned a 35 percent interest in Eircom plc, the leading Irish fixed line telecommunications operator, which it divested in November 2001 in connection with a cash tender offer made by Valentia Telecommunications for all outstanding shares in Eircom. In addition to having net interest-bearing debt obligations to Comsource in the principal amount of €84.4 million as of March 31, 2002, Telia sold services to Eircom worth SEK 39 million and SEK 16 million in 1999 and 2000, respectively. Telia did not sell any services to Eircom in 2001.

      See “OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF TELIA — Recent Acquisitions, Investments and Divestitures” for a discussion of Telia’s divestment of its interest in Eircom.

Any Media Solutions AB

      During 1999, the supporting operations for Telia’s catalogue production were transferred to Any Media Solutions AB, and on June 30, 1999, Elanders AB purchased 70 percent of Any Media’s shares. In June 2000, Telia sold its remaining interest in Any Media to Elanders AB, which subsequently sold the IT division of Any Media to Cap Gemini. Telia purchased goods and services from Any Media of SEK 80 million in 1999.

Sontel UAB

      Sontel UAB, which is jointly owned by Telia and Sonera, was established in 1999 and provides services to AB Lietuvos Telekomas, an associated company of Telia. Telia sold services to Sontel worth SEK 27 million in 2000 and SEK 34 million in 1999. Telia did not sell services to Sontel in 2001. Telia and Sonera plan to liquidate Sontel during the second half of 2002.

NorSea Com AS

      Telia owns NorSea Com AS, which owns submerged telecommunications cables in the North Sea. Telia held a 50 percent interest in NorSea Com until 2001, at which time it acquired the entire share capital of the company. As of December 31, 1999 and 2000, Telia had interest-bearing claims of SEK 31 million and SEK 34 million, respectively, on NorSea Com.

Telefos AB

      As of March 31, 2002, Telia held a 49 percent interest in Telefos AB, which was formerly a wholly owned subsidiary of Telia. As of December 31, 2001, Telia had interest-bearing claims on Telefos of SEK 1,735 million and had signed a limited supplementary guarantee of SEK 150 million for the credit-insured pension commitments of Telefos and its subsidiaries.

      In June 2001, Telia sold a 51 percent interest in Telefos AB to Industri Kapital 2000 Ltd for a purchase price of SEK 205.2 million. During the period after the change in ownership in 2001, Telia sold products and services worth SEK 279 million to the Telefos Group and bought products and services worth SEK 1,210 million. Some of the services purchased by Telia relate to the construction of capital assets.

Service Factory SP AB

      Telia currently owns a 35.3 percent interest in Service Factory SF AB. Service Factory offers a system for the production of Internet sites including functions such as end consumer services, administration, statistical monitoring and configuration tools. During 2001, Telia bought services from Service Factory worth SEK 94 million.

Eniro AB

      Until November 2000, Eniro AB was a wholly owned subsidiary of Telia. In 2000 and 2001, Telia completely divested its shareholding in Eniro. During the same period, Telia transferred to Eniro all of Telia’s shareholdings in its directory businesses. In 2000, Telia also granted Eniro an option to purchase shares held by Telia in the Polish directory company Panorama Polska should Telia become the sole shareholder of Panorama Polska. After Telia acquired a 100 percent interest in Panorama Polska in May 2001, Telia promptly thereafter sold its Panorama Polska shares to Eniro under the terms of the option.

      In addition, Telia, in accordance with its statutory obligation to provide directories containing basic subscriber information to all fixed telephony in Sweden, appointed Eniro as the official publisher of all such information, which includes the directories Vita Sidorna and Rosa Sidorna. Eniro receives a fixed payment for these services in the amount of SEK 20 million per year starting as of July 1, 2000.

      See “OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF TELIA — Recent Acquisitions, Investments and Divestitures” for a discussion of Telia’s divestment of its interest in Eniro.

Svenska UMTS-nät AB

      On March 15, 2001, Telia entered into a joint venture with Tele2 to develop the UMTS license awarded to Tele2. The joint venture will operate through a jointly owned Swedish limited liability company, Svenska UMTS-nät, of which each party owns 50 percent of the shares. Telia and Tele2 will, on a pro rata basis, finance the construction of the UMTS infrastructure through capital contributions and the issuance of guarantees that are necessary in order for Svenska UMTS-nät to obtain third party financing to build a UMTS network in accordance with the license conditions. As of December 31, 2001 Telia had made an aggregate capital contribution of SEK 250 million to Svenska UMTS-nät. Telia made an additional capital contribution of SEK 250 million to the joint venture in May 2002.

      On September 19, 2002, Svenska UMTS-nät signed a SEK 11 billion term loan and revolving credit facility for the construction of its UMTS network infrastructure in Sweden. Telia and Tele2 have each severally but not jointly guaranteed up to a maximum of SEK 5.5 billion of the principal amount borrowed by Svenska UMTS-nät under the credit facility and have pledged their shares in Svenska UMTS-nät as security for such amount. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either Telia or Tele2 ceases to hold, directly or indirectly, 50 percent of Svenska UMTS-nät, unless the lenders provide their advance consent.

      Telia is not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät.

INGROUP Sweden AB

      Since November 2000, Telia has owned a 33.3 percent interest in INGROUP Holding AB. INGROUP Holding is the sole owner of the former Telia subsidiary INGROUP Sweden AB. During 2001, Telia sold products and services to INGROUP Sweden worth SEK 67 million and bought products and services worth SEK 245 million in 2001 and SEK 113 million in 2000.

Other Relationships

      In addition, Telia sells and buys services and products to a limited extent to and from other associated companies. The transactions between Telia and these associated companies, as well as the transactions mentioned above, are based on commercial terms, unless otherwise indicated.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF TELIA

Board of Directors

      Under the Swedish Companies Act, the Telia board of directors is responsible for Telia’s organization and the management of Telia’s affairs. Telia’s articles of association provide that its board of directors must be elected by Telia’s shareholders and must consist of no fewer than four and no more than nine directors and no more than three deputy directors.

      In addition to the provisions in Telia’s articles of association, Swedish law provides that the unions that represent Telia’s employees may appoint three additional directors and three deputy directors.

      Under Swedish law, the managing director and at least half of the board members must be resident in a European Economic Area country unless the Swedish Patent and Registration Office grants an exemption. Under Swedish law, a director’s term of office (other than a union appointee) may not be more than four years, but is normally one year. Telia’s articles of association provide that board members shall be elected at the annual general meeting of shareholders for a period of one year. A director may, however, serve any number of consecutive terms. The union may decide the term for the union-appointed directors, which may not exceed four years, and such directors may also serve any number of consecutive terms. Directors elected by the general meeting of the shareholders may be removed from office by a general meeting of the shareholders at any time, and vacancies on the board, except when filled by a deputy director, may only be filled by a resolution of the shareholders. Each year, one director is elected chairman of the board of directors by resolution of the board of directors at the first meeting following its appointment, unless elected by the shareholders.

      At present, the Telia board of directors has 11 ordinary members, of whom three are union appointees, composed of a Chairman and ten directors. Telia also has three deputy directors who are each union appointees. The current members of Telia’s board of directors and certain information relevant to such persons is set forth below:

			Number of
			shares owned
			as of
	Year	Director	August 31,
Name	Born	Since	2002	Position

Ordinary Members:
Lars-Eric Petersson	1950	2000	4,800 (1)	Chairman
Marianne Nivert	1940	2001	5,150 (2)	Director
Carl Bennet	1951	2000	10,000 (3)	Director
Anders Igel	1951	1999	100	Director
Peter Augustsson	1955	2001	800	Director
Ingvar Carlsson	1934	2000	400	Director
Lars Olofsson	1951	2001	0	Director
Caroline Sundewall	1958	2001	1,000	Director
Yvonne Karlsson	1959	2001	100	Director(4)
Berith Westman	1945	1993	650	Director(4)
Elof Isaksson	1942	2000	1,150	Director(4)
Deputy Members:
Magnus Brattstrom	1953	2001	0	Deputy Director (4)
Stefan Carlsson	1956	2002	650	Deputy Director (4)
Arja Kovin	1964	2002	0	Deputy Director (4)

(1)	Excludes 34,874,533 shares beneficially owned by Livforsäkrings AB Skandia, an affiliate of Skandia, of which Mr. Petersson is the President, Chief Executive Officer and a member of the board of directors.

(2)	Excludes 40,085,400 shares beneficially owned by Fjärde AP-Fonden, of which Ms. Nivert is a director.

(3)	Including shareholdings through affiliated persons.

(4)	Appointed by the unions.

      Below is a summary biography of the members of Telia’s board of directors:

      Lars-Eric Petersson was elected to the Telia board of directors in 2000. He is the Chairman of the Telia board of directors, the President, Chief Executive Officer and a member of the board of directors of Skandia, and Chairman of the board of the National Agency for Higher Education.

      Anders Igel was elected to the Telia board of directors in 1999. Mr. Igel assumed the position of President and Chief Executive Officer of Telia on July 1, 2002. Previously, Mr. Igel served as President and Chief Executive Officer of Esselte, and before that, Mr. Igel was an Executive Vice President of the Ericsson Group. While at Ericsson, he was over the course of his career the Head of Infocom Systems, which was one of Ericsson’s three global business areas comprising fixed networks, Internet and IP-communication, the Head of Ericsson’s Public Networks business area, the Head of Ericsson UK, and an operations executive for Ericsson in the Middle East, South-East Asia and Latin America. He left Ericsson to become the President and Chief Executive Officer of Esselte in 1999.

      Carl Bennet was elected to the Telia board of directors in 2000. In addition to being a member of the Telia board of directors, Mr. Bennet is the Chairman of the board of directors of Boliden AB, Elanders AB, Getinge Industrier AB, University of Halmstad, Lifco AB, Scanrec AB and Sorb Industri AB, and a board member of AMS (the National Labor Market Board) and Center for Business and Policy Studies (SNS).

      Peter Augustsson was elected to the Telia board of directors in 2001. In addition to being a member of the Telia board of directors, Mr. Augustsson is the Chairman of the board and Chief Executive Officer of SAAB Automobile AB and a member of the board of the Managing Directorat for the Association of Swedish Engineering Industries.

      Ingvar Carlsson was elected to the Telia board of directors in 2000. In addition to being a member of the Telia board of directors, Mr. Carlsson is Chairman of the Foundation for Strategic Research. Previously, he was Prime Minister of Sweden from 1986 to 1991 and from 1994 to 1996.

      Marianne Nivert was elected to the Telia board of directors in 2001. Marianne Nivert served as President and Chief Executive Officer of Telia AB until July 1, 2002. Ms. Nivert joined Televerket in 1961 and since that time she has held a number of senior positions within Telia, including business area head of Telia Networks and Telia International Carrier. Ms. Nivert is also a member of the board of directors of Fjärde AP-fonden, Huddinge University Hospital, Lennart Wallenstams Byggnads AB, Center for Business and Policy Studies (SNS), the Chalmers University of Technology Foundation, AB Svensk ExportKredit, Systembolaget AB, Svenskt Stal AB, Beijer Alma AB and the World Childhood Foundation.

      Lars Olofsson was elected to the Telia board of directors in 2001. In addition to being a member of the Telia board of directors, Mr. Olofsson is the Executive Vice President of Nestlé S.A. and a board member of Cereal Partners Worldwide. Mr. Olofsson is also a member of the board of directors of several companies within the Nestlé Group.

      Caroline Sundewall was elected to the Telia board of directors in 2001. In addition to being a member of the Telia board of directors, Ms. Sundewall is a board member of Lifco AB and a board member of Stralfors AB.

      Berith Westman, an employee representative, was appointed by the trade union to the Telia board of directors in 1993. In addition to being a member of the Telia board of directors, Ms. Westman is the Chairman of SIF-TELE (Swedish Union of Clerical and Technical Employees in Industry, telecommunications section) and a board member of Telia Pension Fund.

      Elof Isaksson, an employee representative, was appointed by the trade union to the Telia board of directors in 1995. He served on the Telia board of directors until October 1999 and was reappointed in January 2000. In addition to being a member of the Telia board of directors, Mr. Isaksson is the Chairman of SEKO (Union of Service and Communication Employees) within Telia and is a board member of Telia Mobile AB.

      Yvonne Karlsson, an employee representative, was appointed by the trade union to the Telia board of directors in 2001. In addition to being a member of the Telia board of directors, Ms. Karlsson is the deputy Chairman of SIF-TELE and board member of Telia Promotor AB and Telia Online AB.

      Below is a summary biography of the deputy members of the Telia board of directors:

      Magnus Brattström, an employee representative, was appointed by the union to the Telia board of directors in 2001 and is the Vice Chairman in SEKO Telia group Union.

      Stefan Carlsson, an employee representative, was appointed by the trade union to the Telia board of directors in 2002. He is a board member of Telia Online AB.

      Arja Kovin, an employee representative, was appointed by the trade union to the Telia board of directors in 2002. She is a board member of Telia Nät AB.

Nomination Committee

      The shareholders at the annual general meeting on May 10, 2001 resolved to establish a nomination committee consisting of representatives from the four largest shareholders in Telia AB from time to time and the Chairman of the Telia board of directors. The primary purpose of the committee is to nominate members of the Telia board of directors and present proposals regarding compensation of the members of the Telia board of directors. The committee also devotes special attention to the need for greater equality between women and men. The recommendations of the committee will be reported in the notice of the annual general meeting and at the meeting. The nomination committee shall organize a consultation procedure to provide the principal shareholders of the combined company an opportunity to participate in the nomination process.

      The current committee members are Lars-Johan Cederlund (Swedish government), Ramsay Brufer (Alecta), Björn Lind (SEB Fonder), Marianne Nilsson (Robur) and Lars-Eric Petersson (chairman of the Telia board of directors). At the extraordinary general meeting of Telia’s shareholders convened to be held on November 4, 2002, Telia shareholders will be asked to vote in favor of a resolution, subject to the exchange offer being declared unconditional, to change the composition of the nomination committee to consist of the chairman and the vice chairman of the Telia board of directors.

Group Management

      The current members of Telia’s group management team, and certain information relevant to such persons is set forth below:

		Executive		Number Of
	Year	Manager	Employed by	Shares Owned
Name	Born	Since	Telia Since	as of August 31, 2002	Principal Occupation

Anders Igel	1951	2002	2002	100	President and Chief Executive Officer
Jörgen Latte	1954	2002	2000	600	Acting Chief Financial Officer
Jan Rudberg	1945	1999	1994	2,000	Executive Vice President
Lars Härenstam	1949	1999	1999	3,150	Executive Vice President
Kenneth Karlberg	1954	1999	1987	1,400	Senior Executive Vice President
Indra Asander	1956	2001	2000	3,350	Senior Vice President
Kennet Radne	1957	2001	2001	1,000	Senior Vice President
Anders Gylder	1950	2001	2000	1,750	Senior Vice President
Michael Kongstad	1960	2001	2001	1,000	Senior Vice President
Eva Lindqvist	1958	2002	2000	1,750	Senior Vice President
Joel Westin	1970	2002	1997	200	Management Member(1)

(1)	Mr. Westin is a member of the group management team for a period of 15 months.

      Below is a summary biography of the members of Telia’s group management team:

      Anders Igel: See “— Board of Directors” above.

      Jörgen Latte has been Acting Chief Financial Officer since September 1, 2002. Mr. Latte joined Telia in 2000 as Financial Director of Telia Mobile. Prior to joining Telia, he was Chief Financial Officer of Tele2. He has also been Chief Executive Officer and President of Kabelvision, the second largest cable TV operator in Sweden. Previously Mr. Latte has held a number of chief financial officer positions, including at Kabelvision and Strängbetong AB.

      Jan Rudberg is an Executive Vice President. Before he joined the Telia group in 1994, Mr. Rudberg was President and Chief Executive Officer of Tele2, the first competitive fixed line telecommunications operator in Sweden. Previously, Mr. Rudberg held a number of executive positions, including Executive Vice President of Nordbanken, President and Chief Executive Officer of Enator, as well as President of Ericsson Information Systems Sweden and head of the Nordic region. Mr. Rudberg has also held a number of key marketing positions within IBM.

      Lars Härenstam is an Executive Vice President, the head of Human Resources and Group Business Development. Mr. Härenstam joined the Telia group in April 1999. Prior to joining Telia, he was Vice President of Human Resources and Communications at Ericsson Microwave Systems AB. He has also held management positions in Human Resources at Sandvik, Volvo, Stena, Transatlantic and the Götaverken shipbuilding industry. He is also a member of various boards of directors, including IHM Business School.

      Kenneth Karlberg is a Senior Executive Vice President and head of Telia Mobile. Mr. Karlberg has been with Telia since 1987 and has held many positions in Telia, including as a regional sales leader, both in the consumer and the business sector, manager of Human Resources, Regional Director of Telia Mobile, Stockholm, head of Telia’s production department and president of Mobitel.

      Indra Asander is a Senior Vice President and head of Telia Internet Services. Ms. Asander has been with Telia since 2000 in various management positions, including Senior Vice President and Marketing Director of Telia Networks. She has also served as Senior Vice President at Vattenfall and Chief Executive Officer at Värmdö Energi.

      Kennet Radne is a Senior Vice President and head of Telia Networks. Prior to joining Telia in 2001, Mr. Radne was the Chief Executive Officer for Ericsson Internet Solutions AB, Ericsson Business Consulting AB and held various management positions at Cap Gemini Nordic and Programator AB. Mr. Radne is also a member of the board of directors of Eesti Telekom and Lietuvos Telekomas.

      Anders Gylder is a Senior Vice President and head of Telia Sverige. Mr. Gylder joined Telia in 2000 and has been a member of the group management team since 2001. He has also been Chief Executive Officer for Travelbusiness, a Swedish Rail company. In 1996, Mr. Gylder was appointed president of Telia Publicom. Between 1998 and 1999, he was head of Telia’s Systems and Service business unit.

      Michael Kongstad is a Senior Vice President and head of Corporate Communications. Mr. Kongstad joined Telia and became a member of the group management team in 2001. He has served as Managing Director for the Burson-Marsteller’s Swedish operations and Senior Vice President of Corporate Communications at Posten, WASA Försäkring and the OM Group.

      Eva Lindqvist is a Senior Vice President and head of Telia International Carrier since September 9, 2002. Ms. Lindqvist joined Telia in 2000 when she was appointed head of Telia’s Enterprises business area. In March 2001, she was appointed head of Telia’s Equity business area and a Senior Vice President of Telia. Before joining Telia, she held a number of positions at Ericsson, where she worked for approximately 20 years.

      Joel Westin will be a member of the group management team for a period of 15 months and is currently a Business Manager in Telia Networks. Mr. Westin joined Telia in 1997 and became a member of the executive management board in 2002. He has also worked in the business development and product strategy area of Telia International Carrier.

      Each of the members of the Telia board of directors, the president and chief executive officer of Telia AB and each other member of the Telia’s group management team is a Swedish citizen. The business address of each of the members of the Telia board of directors, the president and chief executive officer of Telia AB and each other member of Telia’s group management team is c/o Telia AB, Marbackagatan 11, S-123 86 Farsta Sweden, telephone +46-8-713-1000.

Business Area Heads

      The following are the heads of Telia’s four business areas:

      Kenneth Karlberg is Senior Executive Vice President and head of Telia Mobile.

      Indra Asander is Senior Vice President and head of Telia Internet Services.

      Eva Lindqvist is Senior Vice President and head of Telia International Carrier.

      Kennet Radne is Senior Vice President and head of Telia Networks.

Compensation

      The total aggregate compensation for the then Telia group management team (excluding pension costs and other social security contributions) for the year ended December 31, 2001 was approximately SEK 25.7 million. Aggregate compensation totaling SEK 1,634,453 was paid to members of the Telia board of directors for the year ended December 31, 2001. The fee to the chairman of the board is SEK 500,000 and SEK 200,000 for each of the other members of the Telia board of directors elected by the general meeting of shareholders who are not employees of Telia. A total of SEK 99,400 was paid to the employee representatives for their service until the annual general meeting 2001. No additional fees have been paid to these employees by virtue of their service on the Telia board of directors.

      Union representatives no longer receive any fees in their capacity as members of the board of directors. In addition, all members of the Telia board of directors, including deputy members, and members of the group management team who are employees of Telia are entitled to receive options pursuant to Telia’s employee stock option plan which permits the holder to purchase up to an additional 1,000 shares of Telia.

      In 2001, Marianne Nivert, Telia’s then President and Chief Executive Officer, received SEK 4,704,534 in salary and benefits, as well as a bonus of SEK 750,000. Before she reaches the age of 65, Ms. Nivert has been guaranteed a pension from her retirement on September 1, 2002 equal to 70 percent of her salary. From the age of 65, pension benefits will be paid under the ITP-Tele scheme as well as a supplementary pension, which will be paid for the portion of her salary that exceeds 20 base amounts, as that term is defined under Swedish law.

      Anders Igel’s fixed yearly salary is set at SEK 5,600,000, which will be paid pro rata for the year 2002, and with a maximum bonus of 50 percent of his fixed salary. In addition, Mr. Igel is entitled to participate in the Telia Group incentive plan for 2002 as described below under “— Incentive Programs.” Mr. Igel’s employment contract may be terminated with six months’ prior written notice and with a subsequent severance payment equivalent to 24 months’ fixed salary. Mr. Igel is also guaranteed early retirement at the age of 60, pursuant to which his total pension payments will equal 70 percent of his fixed salary. From the age of 65, pension benefits will be paid under the ITP-Tele scheme as well as a supplementary pension, which will be paid for the portion of his salary that exceeds 20 base amounts, as that term is defined under Swedish law.

      In addition to general employment benefits, Telia offers the following benefits to members of the group management team and other executive officers: health insurance (including coverage for the spouse of an employee), an annual medical examination, a telephone subscription for private use free of charge and the choice of the following: use of a company car, domestic service or a salary increase of an equivalent amount. All benefits, except for health insurance for the employee and the annual medical examination, are treated as taxable income in Sweden.

Compensation Committee

      The Telia board of directors has appointed a compensation committee, which considers cases and submits recommendations to the board of directors concerning compensation matters. The committee is responsible for matters that affect remuneration paid to the president, vice presidents and business area heads. Its responsibilities also include incentive programs that target a broader group of employees within the Telia group. The current members of the compensation committee are Lars-Eric Petersson, Carl Bennet and Ingvar Carlsson.

Incentive Programs

      The Executive Incentive Program provides the members of the group management team and other executive officers with an annual incentive payment of up to between 20 and 35 percent of their base salary. The program is based on the performance of the Telia group and/or the business area or unit in question, and the parameters measured in the program are, normally, external net sales, operating income (EBIT), human capital and different individual objectives, such as specific business ventures.

      Telia has also established a Telia Group incentive plan for 2002, connected to the planning and realization of the integration of Telia and Sonera and the performance levels of Telia’s businesses. A total of approximately 70 Telia executive officers and key employees are eligible to participate in the plan. Awards under the plan are limited to an aggregate of SEK 30 million.

Employee Stock Option Plan

      The shareholders at the 2001 annual general meeting voted in favor of establishing an employee stock option program involving the issuance of debt instruments that carry the right to subscribe for shares in Telia. A total of 1,000 stock options were allotted free of charge to all employees with a permanent employment contract as of December 31, 2001. A portion of the options was issued to employees on May 15, 2001, and a second portion was sent out to all other employees during the first half of 2002. Due to legal and/or administrative reasons, stock options could not be offered to employees in certain countries and in certain states in the United States.

      The program encompasses the issuance of a maximum of 21,000,000 options, which entitle the holder thereof to acquire a corresponding number of shares in Telia. The options are exercisable between May 31, 2003 and May 31, 2005. In addition, up to a maximum of 6,500,000 additional options may be issued and sold in the open market to compensate for any social costs incurred in connection with the option program.

      The increase in share capital following a full subscription in the stock option plan will amount to SEK 88,000,000, leading to an increase in the total number of Telia shares by 0.9 percent. The current subscription price is set at SEK 69 per Telia share; however, the subscription price may be subject to adjustment following new issuances of shares, stock-splits and similar transactions.

Pension Benefits

      Currently, substantially all of Telia’s employees in Sweden are eligible for retirement benefits under a statutorily defined benefit plan called ITP/ITP-Tele. Telia and most of its subsidiaries use the ITP-Tele plan.

      The rules set out by the FPG/PRI systems are used to calculate the amount of the pension contributions that Telia is required to make. These rules also govern those employees retired from public service for whom Telia has assumed responsibility for payment of their pensions. The Telia group’s pension commitments are covered through a pension fund.

      Telia’s Top Management Pension Plan is based on the general pension plan, but with a retirement age of 60 or 62. After retirement at age 60 or 62, and until age 65, the plan grants a pension level equal to 70 percent of the compensation eligible for pensions. From the age of 65, a supplementary pension will be paid for the portion of the salary that exceeds 20 base amounts.

Employment Benefits for the Members of the Board of Directors

      Four members of the Telia board of directors are employed by Telia. Telia’s general employment benefits are applicable to Berith Westman, Elof Isaksson and Yvonne Karlsson. Mr. Igel’s employment benefits are described above.

Employment Agreements

      Members of Telia’s group management team and certain executive officers have entered into employment agreements with Telia, which provide for, among other things, standard employment terms in accordance with Telia’s basic employment labor contracts. The agreements also include compensation and termination provisions. Pursuant to the employment agreements, employment can typically be terminated by Telia upon 12 months’ notice, after which each executive remains subject to a confidentiality requirement. After the period of notice has ended, the employee is typically entitled to a severance payment equal to one year’s base salary which is paid monthly. The employee may be removed from his or her duties during the period of notice, and may become employed by a non-Telia group employer. In such a case, the salary from this new employer is then deducted from the payment during the period of notice and the severance payment period.

      A total of 45 executives have employment contract clauses that contain termination benefits entitling them to receive 12 months’ severance pay. A total of 33 executives are entitled to early retirement, which entitles them to receive pension benefits until the normal retirement age representing 70 percent of the salary on which the pension entitlement is based.

Employees

      From December 31, 2000 to December 31, 2001, the number of Telia’s employees decreased by 12,719 to 17,149 employees. On June 30, 2002, the number of Telia’s employees was 16,561. The number of persons employed in Telia’s Swedish operations declined by 11,540, to 13,365 from December 31, 2000 to December 31, 2001. On June 30, 2002, the number of Telia’s employees in Sweden was 12,916.

      From December 2000 to December 2001, the number of Telia’s employees outside Sweden decreased by 1,179, of whom 1,015 were based in other Nordic countries. At December 31, 2001, 2,739 persons were employed in other Nordic countries and 1,045 outside the Nordic countries. The average number of Telia’s employees outside Sweden was 4,057. On June 30, 2002, the number of Telia’s employees outside Sweden was 3,645.

      As of June 30, 2002, employees in the Telia group were distributed as follows: 27 percent in Telia Mobile; 5 percent in Telia International Carrier; 9 percent in Telia Internet Services; 45 percent in Telia Networks; 9 percent in Telia Holding; and 5 percent in group-wide functions. Approximately 1,000 employees in Sweden are employed in research and development activities undertaken at the business area or subsidiary level.

      The table below lists the number of employees by business area for the periods indicated:

	As of the year ended
	December 31,			As of
				June 30,
	1999	2000	2001	2002

	(in thousands)
Telia Mobile	3,618	4,700	4,813	4,484
Telia Networks	8,657	8,319	7,910	7,492
Telia Internet Services	845	1,132	1,369	1,447
Telia International Carrier	294	611	777	796
Telia Holding	16,289	14,281	1,576	1,523
Other Group-wide	940	825	704	819

Total	30,643	29,868	17,149	16,561

      The Telia group is a member of ALMEGA, the Swedish employer association of the IT Trade & Industry. There are three trade unions at the Telia group level, Seko, Sif-Tele and Akademikerna i Telia. Approximately 70 percent of Telia group employees were union members as of June 30, 2002. In addition to the Co-determination at Work Act (lag 1976:580 om medbestämmande i arbetslivet), there is a Telia group agreement with the unions regarding active union participation, negotiating procedure and working environment. According to the Act on Board Representation for Private Sector Employees, the unions are entitled to appoint members of Telia’s board of directors. There are two board members from Sif and one from Seko on Telia’s board of directors. Labor contracts with the unions are due to be renewed on November 1, 2002. Telia considers its relations with its employees and the unions to be good.

      As the telecommunications and data communications markets in Sweden have become increasingly competitive, Telia’s adjustment and adaptation to this competitive environment has involved considerable changes for Telia’s personnel. From 1990 to 2001, Telia reduced its labor force in Sweden by more than 70 percent, from approximately 49,000 employees to 13,365 employees as of December 31, 2001. Between December 31, 2001 and June 30, 2001, Telia’s number of employees in Sweden decreased by another three percent to 12,916. Many of these employees left following extensive skills redeployment and recruitment programs. Between 1996 and 1998, under the Telia Redeployment Concept Project, Telia coordinated an in-depth Telia group-wide skills redeployment campaign involving approximately 6,500 employees. The project resulted in the redeployment of approximately 2,800 people while 3,700 chose to leave Telia. In total, Telia invested approximately SEK 5,200 million in this project from 1996 through 1999.

      Telia has entered into a new redeployment agreement with the unions effective as of April 1, 2002 in order to continue to develop its human resources to keep Telia competitive. Telia’s strategy is to create favorable conditions for skills development, redeployment and increased employee mobility.

Auditors

      The following individuals currently serve as Telia’s auditors for purposes of the Swedish Companies Act:

• Torsten Lyth, Ernst & Young

• Gunnar Widhagen, Ernst & Young

• Filip Cassel, Swedish National Audit Office.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF TELIA

      The following discussion should be read in conjunction with Telia’s consolidated financial statements and Telia’s unaudited condensed consolidated interim financial statements, each of which are included elsewhere in this prospectus. Telia’s consolidated financial statements and unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (IAS). For a detailed discussion of the principal differences between IAS and U.S. GAAP relevant to Telia, together with a reconciliation of net income and shareholders’ equity recorded under IAS to net income and shareholders’ equity under U.S. GAAP, see Note 39 to Telia’s consolidated financial statements. Results for interim periods are not necessarily indicative of results for the full year.

Overview of the Year 2001 and the Six Months Ended June 30, 2002

      Telia’s net sales increased by SEK 3,132 million, or 5.8 percent, from SEK 54,064 million in 2000 to SEK 57,196 million in 2001. The increase was positively influenced by the half-year effect of the acquisition of NetCom ASA and negatively affected by the divestiture of Telia’s non-core operations carried out as part of its refine and focus initiative. For Telia’s core business areas, which include Telia Mobile, Telia Internet Services, Telia Networks and Telia International Carrier, but excludes Telia Holding, the increase in net sales was approximately 13 percent and, excluding the half-year effect of the acquisition of NetCom ASA, approximately eight percent. This increase was principally due to an increase in revenues from Telia Mobile as a result of subscriber growth and higher traffic, as well as from Telia Internet Services as a result of increased demand for broadband services. Telia International Carrier also recorded net sales growth, despite turbulence in the industry, as the build-out of Telia’s international carrier network approached completion and management concentrated greater resources on the marketing of such services. While the retail portion of Telia Networks experienced a decline in net sales, wholesale fixed network sales increased.

      In the six months ended June 30, 2002, Telia’s net sales increased by SEK 436 million, or 1.6 percent, from SEK 27,795 million in the first six months of 2001 to SEK 28,231 million in the first six months of 2002. For Telia’s core business areas, the increase in net sales was approximately seven percent. The increase in net sales was primarily due to growth in Telia Mobile and Telia Internet Services. Telia International Carrier’s net sales also grew by approximately 28 percent in the first six months of 2002 as compared to the comparable period in 2001.

      In 2001, Telia’s operating income decreased by SEK 6,546 million, or over 54 percent, from SEK 12,006 million in 2000 to SEK 5,460 million in 2001 largely as a result of higher deprecation and write-downs. Depreciation and write-downs increased from SEK 8,222 million in 2000 to SEK 13,975 million in 2001 principally due to the write-down of the carrying value of Telia International Carrier, higher investments in Telia’s broadband network in Sweden, the build-out of its international carrier network and capacity reinforcement of its fiber-optic networks in prior years as well as the amortization of goodwill related to the acquisition of NetCom ASA for the full year. In 2001, Telia wrote down the carrying value of its Telia International Carrier assets by SEK 3,027 million; Telia recorded only minor asset write-downs in 2000. Capital gains, excluding gains from associated companies, has a significant impact on operating income in 2000, amounting to SEK 8,004 million, largely from the public offering of the directory services subsidiary Eniro AB, as compared to capital gains, excluding gains from associated companies, of SEK 775 million in 2001. However, earnings from associated companies improved from negative SEK 1,197 million in 2000 to SEK 6,136 million in 2001 as a result of capital gains from the divestment of companies that recorded negative results in 2001. The earnings from associated companies in 2001 also included a write-down of SEK 1,820 million relating to Telia’s holding in Netia.

      In the six months ended June 30, 2002, Telia’s operating income decreased by SEK 971 million, or 54.0 percent, from SEK 1,799 million in the first six months of 2001 to SEK 828 million in the first six months of 2002. Depreciation, amortization and write-downs increased from SEK 4,915 million in the first six months of 2001 to SEK 5,711 million in the first six months of 2002 principally due to major investments in 2001 in the build-out of Telia’s broadband network in Sweden, capacity reinforcement of its fiber-optic networks and the expansion of its international carrier network. In the six months ended June 30, 2002. Telia recorded write-downs of SEK 137 million primarily attributable to its portal business. In addition, restructuring costs had a negative effect of SEK 513 million in the first six months of 2002 as compared to no restructuring costs in the same period in 2001. On the other hand, earnings from associated companies improved from SEK 51 million in the six month period ended June 30, 2001 to SEK 375 million in the six month period ended June 30, 2002.

      Telia’s net interest-bearing liabilities decreased from SEK 20,235 million as of December 31, 2000 to SEK 10,661 million as of December 31, 2001, mainly as a result of the use of proceeds from the divestitures of non-core assets to pay down Telia’s outstanding debt. As of June 30, 2002, Telia’s net interest-bearing liabilities were SEK 10,336 million.

Future Outlook and Financial Goals

      Telia’s management believes that the poor economic climate in the Nordic countries and elsewhere will continue to have a negative effect on Telia’s revenue growth and profitability. As a result, Telia is concentrating on the implementation of efficiency measures in its core operations to achieve stated growth and profitability objectives. These efficiency measures have begun to yield positive results which are expected to continue. In addition, Telia expects its investment levels to continue to be significantly lower in 2002 compared to 2001, reflecting lower investments in the fixed networks in Sweden and its international carrier network, which accounted for a significant share of Telia’s investment in prior years.

      During 2001, Telia set the following medium term financial goals:

•	Growth in consolidated net sales for comparable units of approximately eight percent per year.

•	Underlying consolidated EBITDA margin of 25-30 percent on an annual basis.

•	Positive underlying monthly EBITDA by the end of 2002 for Telia International Carrier.

•	Positive underlying monthly EBITDA by the end of 2003 for Telia Internet Services.

      Management reviews these financial goals on an ongoing basis. Management’s current assessment of these goals is as follows:

•	Telia recorded net sales growth for comparable units of seven percent for the first six months of 2002 as compared to the comparable period in 2001. Management believes that the growth target of eight percent is optimistic for 2002 given the current market situation.

•	Telia achieved an underlying consolidated EBITDA margin of 24.7 percent for the first six months of 2002 and reached the lower end of the target, 25.0 percent, in the three month period ended in June 30, 2002.

•	In light of the ongoing turbulence in the market, including the insolvencies of several large companies operating in the carrier market, Telia undertook a comprehensive review of Telia International Carrier’s operations to clarify how the international carrier business can achieve a positive cash flow as quickly as possible. As a result of such review, which was completed in early September 2002, Telia has decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. The restructuring of Telia International Carrier will result in provisions of an estimated SEK 3.5 billion, most of which are expected to be recorded in the third quarter of 2002. In addition, due to the adverse market developments in the international carrier operations and the significant downscaling of Telia International Carrier, Telia will write down the value of fixed assets relating to its international carrier operations by approximately SEK 6.0 billion in the third quarter of 2002. Adjusted for the estimated restructuring charges, Telia now expects its international carrier operations to achieve positive cash flow during 2003.

•	Management believes that Telia Internet Services may meet its goal of achieving positive underlying monthly EBITDA by the end of 2003, but that achieving this goal will be affected by the required disposition of its Com Hem AB Swedish cable TV business.

Proposed Merger with Sonera

      Telia and Sonera expect to derive significant synergies as a result of the merger and have identified and quantified cost and capital expenditure synergies within a number of areas in their respective operations. These synergies are described in greater detail under “THE TRANSACTION — Reasons for the TeliaSonera Merger.” In addition to cost and capital expenditure synergies, Telia and Sonera expect to achieve revenue synergies, although such revenue synergies have not been quantified. Neither Telia nor Sonera has, however, previously undertaken a restructuring project comparable in size or complexity with the integration plans associated with the merger. Accordingly, the combined company may face difficulties integrating their businesses, operations and personnel in a timely and efficient manner and may not be able to achieve these synergies and other benefits or may not be able to achieve them within the expected timescale. See “RISK FACTORS — Risks Relating to the Exchange Offer — Telia and Sonera may have difficulty integrating their large and complex businesses and realizing the anticipated synergies of the merger.”

      Telia expects that one-off expenses (excluding transaction related expenses) resulting from the merger will be limited in 2002 and to total approximately SEK 2 billion (€220 million) over the years 2003-2005, of which approximately one-third relates to capital expenditures. Telia estimates that most of the expenses will be incurred in connection with the elimination of overlapping activities and most of the capital expenditures will relate to investment in telecommunications and IT systems. No assurances can be given, however, that the combined company will not incur higher-than-expected expenses in connection with the merger.

      Telia plans to dispose of certain non-core businesses in order to receive competition clearance for the merger. These businesses include Telia’s mobile business in Finland and Telia’s Com Hem cable TV business in Sweden. In addition, Telia and Sonera have committed to make available to other operators in Sweden and Finland its regulated wholesale fixed and mobile network products and international GSM roaming in Sweden and Finland on a non-discriminatory basis as compared to the terms on which they are offered internally within the combined company. Telia does not believe that the effect of the EU requirements will have a material effect on the combined company’s results of operations, financial situation and cash flow.

Sources of Growth

      Telia Mobile and Telia Internet Services are Telia’s fastest growing sources of revenue. Telia is the leading provider of mobile telecommunications services in Sweden, the second largest provider in Norway and has significant mobile operations in each of Denmark and Finland. Although mobile penetration rates in the Nordic countries are among the highest in the world, Telia’s subscriber base and traffic have continued to experience strong growth. The number of GSM subscribers for Telia’s mobile services increased by 88 percent from 1999 to 2001, from 2,551 million to 4,792 million, and total minutes of outgoing mobile traffic on Telia’s network increased 86 percent during the same period. A portion of this growth is accounted for by Telia’s acquisition of the Norwegian mobile operator NetCom ASA in 2000 and growth in pre-paid subscriptions in each of the Nordic countries. Telia’s mobile customers have also been quick to adopt SMS services. SMS services accounted for approximately four percent of Telia Mobile’s revenue in Sweden in 2001 as compared to one percent in 1999. The take-up of SMS services was even greater in Norway, accounting for approximately 13 percent of Telia’s Norwegian mobile telecommunications’ net sales in 2001. In addition, Telia recently introduced GPRS services in each of Sweden, Norway and Finland. While GPRS services have not yet had a significant effect on Telia Mobile’s revenues, mobile data products and services are expected to be a significant source of Telia Mobile’s revenue growth in the future.

      Although representing only approximately six percent of Telia’s total consolidated net sales in 2001 and seven percent in the first half of 2002, Telia Internet Services is an important source of Telia’s revenue growth. Internet Service net sales increased by 31 percent in 2001 as compared to 2000, largely as a result of the full-scale commencement of active marketing for broadband services. Internet service net sales increased by 30 percent for the six months ended June 30, 2002 as compared to the same period in 2001. At the end of 2001, broadband customers accounted for approximately 27 percent of Telia’s total Internet access customers. Although approximately 64 percent of Swedish households have Internet access, most of those subscriptions are for dial-up services, and surveys indicate that approximately half of the households currently using dial-up access are planning to switch to broadband services within the next three years. Subscription to ADSL services in Sweden increased particularly rapidly, as did cable television Internet connections in Sweden. Broadband access services in Denmark, Telia’s second largest Internet Services market, also increased at a rapid rate. Management expects that broadband sales will continue to provide a source of revenue growth in the future.

      Telia’s build-out phase for its international carrier network is now nearly complete and its International Carrier business has achieved strong revenue growth in recent periods. Despite this revenue growth and an increase in orders received in the first half of 2002, management believes the current volumes and earnings trends for the International Carrier business area are unsatisfactory and Telia undertook a comprehensive review of Telia International Carrier’s operations to clarify how the international carrier business can achieve a positive cash flow as quickly as possible. As a result of such review, which was completed in early September 2002, Telia has decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. The restructuring of Telia International Carrier will result in provisions of an estimated SEK 3.5 billion, most of which are expected to be recorded in the third quarter of 2002. In addition, due to the adverse market developments in the international carrier operations and the significant downscaling of Telia International Carrier, Telia will write down the value fixed assets relating to its international carrier operations by approximately SEK 6.0 billion in the third quarter of 2002. Adjusted for the estimated restructuring charges, Telia now expects its international carrier operations to achieve positive cash flow during 2003.

      The retail portion of Telia Networks is mature, and revenues have continued to decline in 2002 as a result of the introduction of local carrier pre-selection in Sweden in February 2002. Management believes, however, that Telia’s market share loss in the Swedish retail market will now slow down as local carrier pre-selection has been fully implemented. In the future, the financial difficulties of some of Telia’s competitors in the retail market may have a positive effect on Telia’s retail operations. In recent years, revenues from Telia’s wholesale fixed network business have been growing steadily. In conjunction with the increase in competition, demand for Telia’s wholesale services, such as interconnection and network capacity, from third-party operators and service providers have increased. Although Telia expects that the financial difficulty of some of Telia’s competitors in the retail market may negatively affect its revenues in the wholesale market, management still believes that the wholesale market will be an important source of revenue growth in the long-term. Net sales for the six months ended June 30, 2002 increased by approximately 24 percent to SEK 2,216 million as compared to SEK 1,793 million for the same period in 2001. In Sweden, operating under the brand Skanova, Telia offers wholesale services including leased lines, network capacity, interconnection, wholesale broadband access and voice services to third-party operators and service providers. In Denmark, Telia acquired the infrastructure company Powercom A/S in 2001 and is currently the second largest infrastructure owner. Telia’s management believes that Telia’s fixed network wholesale business will continue to grow as additional third-party service providers enter the market and Sweden’s overall telecommunications market expands.

      Telia’s future revenues depend on the appeal of its new products and services, including advanced mobile communications services utilizing such technologies as GPRS and UMTS, as well as broadband Internet services. Telia further believes that Telia International Carrier’s restructuring and new strategic focus on profitability and positive cash flow will establish a foundation for long-term growth.

Competitive Environment

      The telecommunications industry in the Nordic countries is among the most liberalized in Europe. Each of the Nordic countries has few legal barriers to new entrants and, as a result, there are a large number of telecommunications operators and service providers operating in each of the Nordic countries. In its mobile services business, Telia is facing increasing competition from a number of domestic and international telecommunications providers. Telia has been reducing mobile tariffs in response to pricing packages offered by its competitors. As competition continues to intensify, Telia may lose market share in its mobile business and it expects to further reduce its mobile tariffs. In addition, the commercial launch of third generation mobile services will put further pressure on Telia to reduce the prices it charges for mobile services.

      Management also expects competition in its fixed line business will continue to increase, particularly from international telecommunications operators and alliances, resulting in a loss of Telia’s market share and reductions in tariffs for its fixed line services. The implementation of carrier pre-selection and number portability in the fixed network market in 1999 and local carrier pre-selection in 2002 has increased competition by facilitating fixed network customers’ ability to choose local, national and international carriers independent of the local loop provider. Telia also opened up its access networks to other operators in March 2000, in advance of the implementation of EU regulations mandating unbundled access to the local loop. These regulatory developments have, and are expected to continue to have, the effect of increasing competition for retail fixed network services in Sweden. Telia Networks implemented significant price cuts for traffic tariffs in 1999 and 2000 in response to increased competition. However, with Telia’s increase of subscription fees to better reflect costs in March 2001, overall tariffs in the Telia Networks retail operations in 2001 remained stable.

      Competition in the broadband segment of the Internet services market has also been intense. In Sweden, Telia’s competitors, including Tele2, Song Networks, Bostream, Telenordia, Bredbandsbolaget, Chello and Utfors, have been aggressively marketing their services, which has led to pricing pressure on broadband services for business subscribers.

      Telia has experienced intense competition in the international carrier services area. The entry of a considerable number of competitors in the market for global data and voice communications services since the late 1990s has created overcapacity and has resulted in the rapid decline of the price of wholesale bandwidth capacity in the markets where Telia’s international carrier business operates. This led Telia to write down the carrying value of its international carrier business by approximately SEK 3 billion in 2001. Management expects that the global data and voice communications market will continue to be marked by intense competition and continued price pressure in at least the near future. Management expects that the intense competition, price pressure and overcapacity in the international carrier services area may lead to some consolidation and a reduction of the number of businesses operating in the carrier market. In light of the ongoing turbulence in the market, including the insolvencies of several large companies operating in the carrier market, Telia undertook a comprehensive review of Telia International Carrier’s operations to clarify how the international carrier business can achieve a positive cash flow as quickly as possible. As a result of such review, which was completed in early September 2002, Telia has decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. The restructuring of Telia International Carrier will result in provisions of an estimated SEK 3.5 billion, most of which are expected to be recorded in the third quarter of 2002. In addition, due to the adverse market developments in the international carrier operations and the significant downscaling of Telia International Carrier, Telia will write down the value fixed assets relating to its international carrier operations by approximately SEK 6.0 billion in the third quarter of 2002. Adjusted for the estimated restructuring charges, Telia now expects its international carrier operations to achieve positive cash flow during 2003.

Reorganization of Business Area Structure

      As of April 1, 2001, Telia implemented a new business area structure focused on four core areas:

•	Telia Mobile;

•	Telia Internet Services;

•	Telia Networks; and

•	Telia International Carrier

      In addition, until April 2002, Telia treated Telia Equity, which was responsible for managing Telia’s non-core ownership interests and business operations outside of its core business, as a separate business area. With the recent completion of Telia’s refine and focus initiative in 2001, in which a substantial portion of Telia’s non-core assets were divested, Telia Equity ceased being treated as a separate business area, and has been renamed Telia Holding. Because Telia Equity was treated as a separate business segment through March 31, 2002, the review of Telia’s results of operations for the six months ended June 30, 2001 and 2002 and for the years ended December 31, 1999, 2000 and 2001 included in this prospectus analyzes Telia Holding, as renamed, as a separate segment.

      Management chose to concentrate on these four core areas based on the belief that (1) these areas offer good growth and profitability potential, (2) Telia already holds a strong position in each of these areas and (3) synergies between these areas continue to emerge and grow. In addition, Telia’s focus on its core business areas has led it to concentrate an increasing part of its operations in the Nordic countries and the Baltic region.

      Prior to April 2001, Telia had organized its operations into five business areas: (1) Mobile, (2) Carrier and Networks, which comprised Telia’s international carrier operations and its fixed network wholesaling operations in the Nordic countries, (3) Enterprises, which comprised non-core operations that Telia was seeking to divest in whole or part, (4) People Solutions, which provided a broad range of fixed and communications services and Internet services to residential and small business customers in the Nordic countries and (5) Business Solutions, which provided fixed communications services for the large and medium-sized corporate customers in the Nordic countries. In accordance with IAS 14 and SFAS 131, Telia has restated its business segment information for the years ended December 31, 1999 and 2000 so that it corresponds with the way Telia presents its segment information beginning as of April 1, 2001. Due to significant interdependencies and overlaps among the various operating units, the information with respect to operating profit and underlying EBITDA with respect to each business segment may not be indicative of the amounts that would have been reported if these segments were operationally or legally independent of one another. See Note 33 to Telia’s consolidated financial statements.

Implementation of the Refine and Focus Strategy

      As part of its plan to reorganize its business area structure, Telia embarked upon a strategy of refining and focusing its operations through divestments of businesses and functions outside of its core operations. The refine and refocus strategy was aimed at (1) rationalizing Telia’s geographic presence and business range, (2) increasing Telia’s profitability and (3) strengthening Telia financially. By the end of 2001, Telia had substantially completed implementing its refine and focus efforts. As part of its refine and focus efforts, Telia divested several businesses, comprising such services as directory operations, directory assistance services, call center operations and consulting operations, as well as certain functions, such as network construction and maintenance, installation and servicing of access and customer equipment and some administrative support functions. Rather than carry out such functions within the company, Telia now purchases such services from outside partners and subcontractors. In addition, as part of efforts to concentrate its geographic presence, Telia divested many of its international investments in 2001, including its holding in the Irish fixed and mobile operator Eircom, its financial interests in the Brazilian mobile operator Tess S.A., its fixed network operations in Finland and ISP businesses in Spain and the United States. As a result of Telia’s refine and focus initiative, management believes that Telia has become less sensitive to economic fluctuations and other market changes and more financially stable. Among other things, divestitures made in 2001 yielded cash of SEK 15,631 million, which enabled Telia to further amortize its outstanding debt. With the completion of Telia’s refine and focus initiative, Telia Equity, which was treated as a separate business area responsible for managing Telia’s non-core ownership interests and business operations outside of its core business, will no longer treated as a separate business area, and has been renamed Telia Holding.

      In the first quarter of 2002, Telia restated its segment information for the three years ended December 31, 2001 to reflect the following changes in Telia’s internal reporting structure:

•	The operations of Telia’s Business Solutions product unit were moved from Telia Networks to Telia Mobile. The Business Solutions product unit markets and sells products and services such as PBXs and network-based switchboard functions that combine fixed and mobile functionality, known as Centrix.

•	Following the recent completion of Telia’s refine and focus initiative in 2001, in which a substantial portion of Telia’s non-core assets were divested, Telia Equity is no longer treated as a separate business area and has been renamed Telia Holding. Telia Holding is a business unit that is responsible for managing Telia’s ownership interests in companies outside of Telia’s core operations and will be reported as part of group-wide operations from 2002.

•	Certain smaller-scale operations, such as the submarine cable company NorSea Com AS, were moved from Telia International Carrier to Telia Holding.

      Telia’s restated segment information gives effect to the foregoing events as if they occurred on January 1, 1999 and will be reported according to the new reporting structure beginning January 1, 2002.

Write-downs Relating to Telia International Carrier Operations and Netia Holdings S.A.

      Since the late 1990s, competition in the global data and voice communications services area has increased substantially. The entry of a considerable number of competitors has created overcapacity and has resulted in a rapid decline of the price of wholesale bandwidth capacity in the markets where Telia’s international carrier business operates. These market conditions led Telia to write down the carrying value of its international carrier business by approximately SEK 3 billion in 2001. Management expects that the global data and voice communications market will continue to be marked by intense competition and continued price pressure in at least the near future. Management continues to believe that current volumes and earnings trends for the International Carrier business area are unsatisfactory and Telia undertook a comprehensive review of Telia International Carrier’s operations to clarify how the international carrier business can achieve a positive cash flow as quickly as possible. As a result of such review, which was completed in early September 2002, Telia has decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. The restructuring of Telia International Carrier will result in provisions of an estimated SEK 3.5 billion, most of which are expected to be recorded in the third quarter of 2002. In addition, due to the adverse market developments in the international carrier operations and the significant downscaling of Telia International Carrier, Telia will write down the value fixed assets relating to its international carrier operations by approximately SEK 6.0 billion in the third quarter of 2002.

      Netia Holdings S.A., a fixed-line telecommunications provider in Poland in which Telia currently has a 48.07 percent interest, suffered serious financial setbacks in 2001. As of December 31, 2001, it had an accumulated deficit of PLN 2.3 billion (€650 million) and a working capital deficit of PLN 3.5 billion (€1 billion). In December 2001, one of its wholly-owned subsidiaries failed to make interest payments on its outstanding notes. In March 2002, Netia negotiated a restructuring plan with its principal noteholders, financial creditors and Netia’s largest shareholders, including Telia, which subsequently received the requisite approval of 95 percent of the holders of its existing notes. At an extraordinary shareholder’s meeting on April 4, 2002, Netia’s shareholders approved of a capital increase necessary to implement the restructuring. If the restructuring is completed and an option granted by Telia to Warburg Pincus to purchase a portion of Telia’s interest in Netia is exercised, Telia’s ownership interest in Netia will be diluted from 48.06 percent to approximately 2.1 percent on a fully diluted basis. Telia will also have the right to purchase an additional 4.3 percent interest in Netia upon the exercise of warrants to acquire Netia shares to be granted in connection with the restructuring. The restructuring is expected to be completed by the end of 2002.

      Telia recorded a substantial impairment charge relating to its investment in Netia in 2001, and subsequently wrote down its investment in Netia to zero as a result of a loss in earnings from associated companies attributable to Netia. In 2001, Telia recorded a loss in earnings from associated companies of SEK 2,464 million with respect to its investment in Netia. Telia records the carrying value of its investment in Netia at zero, and does not expect to be required to make any further impairment charges with respect to its investment in Netia. See “INFORMATION ABOUT TELIA — International and Other Significant Investments — Netia Holdings S.A.” for a further discussion of Netia Holdings and its restructuring plan.

Recent Acquisitions, Investments and Divestitures

      Telia has made a number of significant acquisitions and equity investments as well as divestitures since the beginning of 2000. Telia’s most significant investments during this period include its acquisition of the Norwegian mobile operator NetCom ASA in 2000, its investment in the joint-venture company Svenska UMTS-nät AB in 2001 and its acquisition of the Danish fixed line infrastructure company Powercom A/S in

2001. As part of the implementation of its refine and refocus initiative in 2000 and 2001, Telia divested a number of businesses and operations outside of its core operations. Telia’s principal divestitures included the sale of its economic interest in the Brazilian mobile operation Tess S.A. in 2001, its sale of its entire interest in its directory services subsidiary Eniro AB in 2000 and 2001, and its sale of a 51 percent interest in its former subsidiary Telefos AB, which was responsible, among other things, for Telia’s IT consulting businesses, directory assistance services, and infrastructure design, construction and maintenance services.

Principal Acquisitions and Investments

      Telia’s principal acquisitions and investments since the beginning of 2000 include:

•	In February 2000, Telia acquired a 29.5 percent interest in First National Holding S.A., which held stakes in several mobile and fixed network operators in Northwestern Russia, for SEK 700.2 million.

•	In June-August 2000, Telia acquired 51.6 percent of NetCom ASA, the second largest mobile operator in Norway, and the remaining interest in August-December 2000 through a mandatory cash offer, market purchases on the Oslo Stock Exchange and a redemption offer. The aggregate purchase price for the acquisition was SEK 24,577 million. Telia financed the acquisition of NetCom through loans and funds raised in Telia’s initial public offering. NetCom has been integrated as part of Telia Mobile. As of December 31, 2001, NetCom had approximately 970,000 customers. NetCom generated external net sales of SEK 4,287 million in 2001.

•	In June 2001, Telia purchased all of the shares of Powercom A/S for Danish kroner 457 million, significantly expanding Telia’s broadband capacity in Denmark.

•	In August 2001, Telia acquired the mobile portal Halebop for SEK 25.7 million.

•	In September 2001, KF, Skandia and Telia signed an agreement to jointly form Coop Bank, whose main channel for services will be the Internet, with services offered via fixed and mobile telecommunications. Telia made an initial capital contribution of SEK 25.1 million in Coop Bank, representing a 20 percent ownership interest in Coop Bank. As of September 25, 2002, Telia’s total capital contributions in Coop Bank amounted to SEK 93.1 million.

      In addition, Telia has also made significant investments in UMTS licenses in 2000 and 2001. In 2000, Telia invested NOK 200 million to acquire a UMTS license in Norway. During 2001, Telia was awarded a UMTS license in Denmark for a total purchase price of SEK 1,024 million. While Telia was not granted a UMTS license in connection with the UMTS tender by the Swedish State in 2000, it entered into a joint venture with Tele2 in March 2001 to exploit the UMTS license awarded to Tele2. The joint venture is owned on an equal basis by the parties. The cooperation between Telia and Tele2 has been reviewed by the Swedish Competition Authority and in March 2002, the cooperation was given an exemption for a period of five years from the prohibition against anti-competitive agreements in the Swedish Competition Act. The exemption ends in February 2007, at which time the cooperation has to be reviewed by the Competition Authority.

      Telia and Tele2 will, on a pro rata basis, finance the construction of the UMTS infrastructure through capital contributions and issuance of guarantees that are necessary in order for Svenska UMTS-nät to obtain third party financing. As of December 31, 2001, Telia had made an aggregate capital contribution of SEK 250 million to Svenska UMTS-nät. An additional capital contribution of SEK 250 million was made in May 2002. On September 19, 2002, Svenska UMTS-nät signed a SEK 11 billion term loan and revolving credit facility for the construction of its UMTS network infrastructure in Sweden. As security for certain amounts borrowed by Svenska UMTS-nät under the facility, Telia and Tele2 have issued guarantees to the lenders and have granted pledges of their shares of Svenska UMTS-nät. Telia is not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät. See “INFORMATION ABOUT TELIA — Material Contracts” for a further discussion of Telia’s UMTS joint venture in Sweden. Telia’s management believes that the ability to offer UMTS services throughout the Nordic countries will provide a significant competitive advantage both in terms of network construction and service development.

Principal Divestitures

      Telia’s principal divestitures since the beginning of 2000 include:

•	Effective January 1, 2000, Telia sold its fixed telephone operations in Norway to Enitel ASA for $252.6 million and realized a gain of SEK 1,375 million.

•	In October-November 2000, Telia sold 50.9 percent of its shareholding in its directory services subsidiary, Eniro AB, through an initial public offering of Eniro’s shares, which generated net proceeds to Telia of approximately SEK 6.2 billion and a capital gain of SEK 6,022 million. In July 2001, Telia further reduced its shareholding through a sale of 25.4 percent of its interest in Eniro to various institutional investors for an aggregate purchase price of approximately SEK 4.16 billion. In December 2001, Telia sold the balance of its remaining interest in Eniro through a sale to various institutional investors for an aggregate purchase price of SEK 3.1 billion. These two transactions generated capital gains of SEK 5,447 million. In addition, during 2001, Eniro acquired operations in Germany and Finland paying with its own newly issued shares. The resulting dilution of Telia’s ownership interest in Eniro generated non-cash capital gains of SEK 486 million. In total for 2000 and 2001, Telia recorded capital gains of SEK 11,955 million in relation to Eniro.

•	In February 2001, Telia’s partially owned subsidiary Telia Overseas AB sold its 29 percent interest in the Slovenian mobile company SI.Mobil to Mobilkom Austria for €50.1 million. Telia realized a capital gain of SEK 380 million in connection with this sale.

•	In April 2001, Telia and its majority owned subsidiary Telia Overseas sold all of their economic interest in the Brazilian mobile operator Tess SA for cash and notes to Telecom Americas Ltd., a consortium owned by America Moviles, Bell Canada International and SBC Communications. To meet the requirements of Agencia Nacional de Telecommunicacos or Anatel, the telecommunications regulatory authority in Brazil, under Tess’s concession, Telia was required to maintain voting control in Tess until December 2003. Telia and Telia Overseas have, accordingly, retained a majority of the voting shares in Tess. As part of the transaction, however, Telia and Telia Overseas granted a call option to Telecom Americas to purchase Telia’s and Telia Overseas’ voting interest in Tess, which may be exercised in the event all Brazilian laws and regulations applicable to the transfer of the voting interest are satisfied. At the same time, Telecom Americas granted Telia and Telia Overseas a put option granting Telia and Telia Overseas the right to put their voting interest in Tess to Telecom Americas under substantially the same conditions.

The total face value of the consideration for the sale of Tess was $681.9 million, of which 66 percent was paid in cash upon signing, with the remaining 34 percent paid in the form of promissory notes issued by Telecom Americas and guaranteed by America Moviles, Bell Canada International and SBC, respectively. As agreed between the parties, Telia and Telia Overseas have resold their notes during 2001. As a result, Telia and Telia Overseas have received an aggregate of $625.9 million in cash proceeds from the sale of their Tess interests. Telia realized a capital gain of SEK 2,786 million connection with the Tess divestiture. Telia’s capital gain from its sale of Tess was, however, a consequence of equity losses that Telia had previously recorded from its holding in Tess. Between 1998 and 2001, Telia recorded equity losses from its holding in Tess in the aggregate amount of SEK 3,623 million.

•	In May 2001, Telia sold its call center operations in Sweden, Norway, Denmark and Finland for approximately SEK 100 million and realized a capital gain of SEK 55 million.

•	In May 2001, Telia acquired the remaining shares of the Polish directory company Panorama Polska Sp.z.o.o., in which Telia previously owned a 49 percent interest, for SEK 812 million. In accordance with an option agreement with Eniro AB, all shares in Panorama were transferred immediately thereafter to Eniro, which paid for the purchase in cash and newly issued shares in Eniro. Telia realized a capital gain of SEK 103 million in connection with the sale of Panorama Polska. Following the transaction, Telia disposed of its holding in Eniro in several stages, as described above, and, at the end of 2001, Telia had no remaining shareholding in Eniro.

•	In May 2001, Vodafone Plc finalized the acquisition of Eircell, the mobile operations within Eircom Plc. The acquisition of Eircell by Vodafone resulted in Telia acquiring an indirect shareholding in Vodafone. Telia has since disposed of all of its shareholdings in Vodafone, realizing net proceeds of approximately SEK 3,500 million and a capital loss of SEK 314 million.

•	In June 2001, Telia sold all of its shares in Telia Finland Oy, which was responsible for Telia’s Finnish fixed-line operations, to Song Networks for SEK 445 million resulting in a capital gain of SEK 65 million.

•	In June 2001, Telia sold a 51 percent interest in its subsidiary Telefos AB to Industri Kapital 2000 Ltd. Telefos AB owns Multicom Security AB, Ki Consulting and Solutions AB, Respons AB, Swedia Networks AB, Comcarta AB, Swedtel AB, Swedtel Inc., TA Teleadress Information AB, and Validation AB, along with the respective subsidiaries for those companies. Telia presently maintains significant and continuing commercial and financial relationships with some of the companies held by the Telefos Group that are more fully described in “INFORMATION ABOUT TELIA — Related Party Transactions.” Due to these relationships Telia has not calculated any capital gain or loss in connection with the sale of the Telefos Group.

•	In November 2001, Telia sold its holding in Eircom plc to Valentia Telecommunication Ltd. for SEK 3,900 million. Telia realized a capital gain of SEK 1,070 million in connection with the sale.

•	In December 2001, Telia sold all of its interest in the Internet service provider Scandinavian Online AB to Eniro for SEK 128 million and realized a capital gain of SEK 53 million.

•	In December 2001, Telia sold 91 percent of its interest in the Orbiant Group, which installs and services network infrastructure and other telecommunications equipment, to Flextronics Network Services Sweden AB for SEK 1,046 million. Telia recorded a capital gain of SEK 653 million in connection with this transaction. The Orbiant Group consists of Neterna AB, Orbiant Service AB, Orbiant Systems AB, Evega AB, Relacom AB, and Wireless Network Management WNM AB. See “INFORMATION ABOUT TELIA — Telia Holding” for a further description of the business of the Orbiant Group. Flextronics acquired Telia’s remaining nine percent interest in the Orbiant Group in July 2002 for a purchase price of SEK 106 million.

•	In April 2002, Telia sold its 26 percent interest in Bharti Mobile Ltd (India) to Telia Overseas AB, a 65 percent owned subsidiary of Telia, for SEK 526 million. Telia realized a capital gain of SEK 176 million in connection with this transaction. In May 2002, Telia Overseas AB announced the sale of its 26 percent interest in Bharti Mobile Ltd (India) to Bharti Tele-Ventures Ltd. The transaction is expected to be completed during the second half of 2002 and is anticipated to generate a capital gain of approximately SEK 400 million.

Capital Expenditures and Investments

      Telia’s capital expenditures in 2000 and 2001 have been high relative to historical levels. In 2001, Telia recorded capital expenditures of SEK 17,713 million as compared to SEK 16,580 million in 2000 and SEK 7,701 in 1999. The increases in capital expenditures have been largely the result of the build-out of Telia’s international carrier network, capacity reinforcement of its fiber-optic networks, the extension of its broadband networks in Sweden and capacity increases in its GSM networks. Telia expects to make lower capital expenditures in 2002. For the six months ended June 30, 2002, capital expenditures equalled SEK 4,113 million, a decline of 43 percent when compared to the same period in 2001. These significant capital expenditures in 2000 and 2001, together with the amortization of goodwill related to the acquisition of NetCom in 2000, have resulted in significantly higher depreciation in 2001 and 2002. In 2001 depreciation, amortization and write-downs increased to SEK 13,975 million from SEK 8,222 million in 2000 and SEK 7,652 in 1999. For the six months ended June 30, 2002, depreciation, amortization and write-downs equalled SEK 5,711 million. Management expects depreciation levels to remain high in 2002 and to fall gradually as Telia scales back its capital investment program.

Regulatory and Other Legal Developments

      Telia’s business has been and continues to be heavily influenced by the regulatory regime applicable to telecommunications service providers in Sweden. In particular, laws and regulations covering the pricing of fixed network services, interconnection access and pricing, unbundling of the local loop, carrier pre-selection and number portability have affected Telia’s business and recent results of operations.

      The most significant regulatory developments with respect to Telia Mobile’s results of operations for each of the three years ended December 31, 2001 have been interconnection pricing and number portability. Telia is required to provide interconnection to its mobile and fixed networks for calls to and from competing domestic operators. Under interconnection agreements with other operators, Telia receives fees for terminating incoming calls that originate from other operators. Because Telia is deemed to have significant market power in Sweden, it is obliged to offer interconnection to its networks at cost-based pricing terms. In June 1999, the NPTA required Telia to reduce its mobile interconnection tariffs by 15 percent to reflect better Telia’s actual cost of terminating calls. Telia has since lowered its mobile interconnection tariffs on several occasions, effective July 1, 2001, March 1, 2001 and March 31, 2002, from an average interconnection rate of SEK 1.80 per minute to SEK 0.92 per minute in response to NPTA rulings. This has resulted in a sharp decline in Telia’s mobile interconnection revenues. While Telia appealed the recent ruling of the NPTA to reduce its mobile interconnection tariffs from SEK 1.18 to SEK 0.92 per minute in May 2002, the County Administrative Court rejected Telia’s appeal. Telia has filed an appeal with the Administrative Court of Appeal. Effective October 1, 2002, Telia will lower its mobile interconnection tariff to SEK 0.88 per minute.

      In its ruling dated February 21, 2002, the NPTA found that Telia’s principal competitors in the Swedish GSM market, Vodafone-Europolitan and Tele2, also have significant market power in the national market for interconnection. Vodafone-Europolitan and Tele2 have appealed this ruling and the Swedish Administrative Court has granted injunctive relief relating to the effectiveness of the NPTA’s ruling pending the conclusion of the court appeals process. If this ruling is upheld, it would level the playing field for mobile interconnection fees in the Swedish market.

      A number of regulatory developments have increased competition in the fixed network retail market. Effective September 1999, the NPTA has mandated the offering of carrier pre-selection for national international and fixed-to-mobile calls. In addition, carrier pre-selection covering local calls was introduced on February 2, 2002. Carrier pre-selection has had a significant effect on the net sales and profitability of Telia Networks as competitors have attracted significant amounts of subscriber traffic away from Telia Networks.

      In December 2000, the European Union decided on a regulation of the European Parliament and the European council on unbundled access to the local loop. The regulation took effect on January 2, 2001 and was immediately applicable to the European Union member states. Telia opened its access network to other operators in the spring of 2000 and in the course of 2001 has modified all of its offerings to comply with the regulation. While Telia has not yet experienced a significant increase in competition as a result of the new legal regime regarding unbundled local loop access, as most competitors continue to opt to gain subscriber traffic through interconnection arrangements rather than leasing the access lines, such opening of the local loop may have significant long-term consequences for Telia.

Results of Operations

Results of Operations for the Six Months Ended June 30, 2002 Compared to the Six Months Ended June 30, 2001

      Following Telia’s refine and focus initiative in 2001, in which a substantial portion of Telia’s non-core operations were divested, Telia is, as from the beginning of 2002, focusing on rationalizing and streamlining its core operations. In the six months ended June 30, 2002, substantial efficiency measures and restructuring efforts have been made within sales and distribution, among other areas. The streamlining affected over 1,000 employees, of which over 500 staff members were within Telia Mobile, approximately 400 within Telia Networks, approximately 70 within Internet Services and approximately 50 within Telia Holding. This streamlining is in line with Telia’s previously communicated plans. The streamlining efforts will continue in the fall of 2002 and may lead to further redundancies, mainly within the Swedish operations. During the streamlining efforts, a freeze has been imposed on the employment of permanent staff and also on the employment of temporary staff and consultants.

Telia Group

	Six months ended
	June 30,

	2001	2002

	(SEK in millions)
	(unaudited)
Net sales	27,795	28,231
Costs of goods and services sold	(18,001)	(18,344)
Gross income	9,794	9,887
Selling, administrative and research and development expenses	(8,324)	(9,004)
Other operating revenues and expenses, net	278	(430)
Income from associated companies	51	375

Operating income	1,799	828
Financial net	(388)	(371)

Income after financial items	1,411	457
Taxes	(848)	(308)
Minority interests	(22)	8

Net income	541	157

Net Sales

      The following table sets forth Telia’s external net sales by business area and business unit and the percentage change therein for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			(%)
	(SEK in millions)
Telia Mobile	8,357	9,764	16.8
Telia Networks	14,289	13,788	(3.5)
Telia Internet Services	1,528	1,993	30.4
Telia International Carrier	1,627	2,088	28.3
Telia Holding	1,901	461	(75.7)
Other	93	137	47.3

Total Sales	27,795	28,231	1.6

      Total group sales were SEK 28,231 million for the six months ended June 30, 2002, an increase of SEK 436 million, or 1.6 percent, over sales of SEK 27,795 million for the same period in 2001. The increase was primarily attributable to customer growth and traffic revenue in Telia Mobile, as well as to strong demand for broadband services. The increase in Telia’s total group sales was partially offset by the divestiture of Telia’s non-core operations in 2001 carried out as part of Telia’s refine and focus initiative. For Telia’s core business areas, which includes Telia Mobile, Telia Internet Services, Telia Networks and Telia International Carrier, but excludes Telia Holding, net sales increased 7.2 percent in the six months ended June 30, 2002 compared to the same period in 2001.

Telia Mobile

	Six months ended
	June 30,

	2001	2002	Change

			(%)
	(SEK in millions)
Mobile telephony:
Sweden	4,703	5,096	8.4
Norway	1,945	2,513	29.2
Finland	281	459	63.3
Denmark	327	376	15.0
Business Solutions	739	994	34.5
Other	362	326	(9.9)
Total external sales	8,357	9,764	16.8
Intra group sales	1,088	707	(35.0)

Total sales	9,445	10,471	10.9

      The following table sets forth selected operational data for Telia Mobile for the periods indicated:

	As at or for the
	six months ended (except
	average traffic per
	subscriber, customer churn,
	and ARPU)

	December 31,	June 30,
	2001	2002

Sweden:
Total subscriptions (in thousands)	3,439	3,484
of which, residential	2,356	2,395
of which, business	1,083	1,089
Total GSM (in thousands)	3,295	3,344
of which, subscriptions	1,759	1,701
of which, prepaid	1,536	1,643
Total NMT 450 (in thousands)	144	140
Subscribers via external service providers (in thousands)	74	87
Average traffic per subscriber per month (minutes)(1)	129	139
Total SMS messages (in millions)	218	223
Customer churn (%)(1)	10	11
ARPU (SEK)(1)	289	283
Norway:
Total subscriptions, GSM (in thousands)	970	996
of which, residential	794	809
of which business	176	187
of which, subscriptions	469	501
of which, prepaid	501	495
Subscribers via external service providers (in thousands)	112	92
Average traffic per subscriber per month (minutes)(1)	141	162
Total SMS messages (in millions)	281	342
Customer churn (%)(1)	26	28
ARPU (NOK)(1)	317	338

	As at or for the
	six months ended (except
	average traffic per
	subscriber, customer churn,
	and ARPU)

	December 31,	June 30,
	2001	2002

Other Nordic:
Subscriptions, Denmark (in thousands)	288	413
SMS messages, Denmark (in millions)	31	62
Subscriptions, Finland (in thousands)	239	235
SMS messages, Finland (in millions)	33	41

(1)	Figures here are for the last quarter of each respective period as per market practice in the industry.

      External net sales by Telia Mobile were SEK 9,764 million for the six months ended June 30, 2002, an increase of SEK 1,407 million, or 16.8 percent, over sales of SEK 8,357 million for the same period in 2001. The increase was primarily attributable to increased traffic per subscriber, particularly in Norway, as well as to subscriber growth and increased demand for SMS services. A growing proportion of the subscriber base of Telia Mobile was prepaid subscribers, who generate significantly less average revenue per month than postpaid subscribers.

      The number of subscribers in the Nordic region increased by 192,000, or 3.9 percent, to 5,128,000 subscribers in the six months ended June 30, 2002 as compared to December 31, 2001. The number of subscribers from external service providers, which are not included in the total number of subscribers in the Nordic region, decreased by 7,000, or 3.8 percent, to 179,000 in the six months ended June 30, 2002 over the number of subscribers at December 31, 2001.

Sweden

      External net sales from mobile telecommunications in Sweden were SEK 5,096 million in the six months ended June 30, 2002, an increase of SEK 393 million, or 8.4 percent, over external net sales of SEK 4,703 million for the same period in 2001. The average price level fell 4.0 percent due to reduced interconnect fees. The increase in external net sales was primarily attributable to an increase in the number of prepaid subscribers, traffic per subscriber and demand for SMS services. The increase was partially offset by reduced interconnection fees, which led to a four percent decline in the total price level in the six months ended June 30, 2002 as compared to the comparable period in 2001.

      The number of GSM subscribers increased by 49,000 to 3,344,000 in the six months ended June 30, 2002 over the number of subscribers at December 31, 2001. The number of subscribers from external service providers, which are not included in the total number of subscribers, increased by 13,000, or 17.6 percent, to 87,000 in the six months ended June 30, 2002 over the number of subscribers at December 31, 2001, which was primarily attributable to Telia’s Halebop Mobile prepaid card initiative.

      A total of 223 million SMS messages were sent in the six months ended June 30, 2002, an increase of 30.4 percent over the same period in 2001.

      The average traffic per subscriber per month increased by 2 minutes to 121 minutes in the three months ended March 31, 2002 over the same period in 2001, and increased by 9 minutes to 139 minutes in the three month period ended June 30, 2002 as compared to the same period in 2001. Monthly average revenue per subscriber decreased by SEK 11 to SEK 262 in the three months ended March 31, 2002 compared to the same period in 2001, but increased by SEK 3 to SEK 283 during the three months ended June 30, 2002 compared to the same period in 2001. The rate of customer churn was 11 percent during the second quarter of 2002 compared to 10 percent during the fourth quarter of 2001.

Norway

      External net sales from mobile telecommunications in Norway were SEK 2,513 million in the six months ended June 30, 2002, an increase of SEK 568 million, or 29.2 percent, over external net sales of SEK 1,945 million for the same period in 2001. The increase was primarily attributable to subscriber growth, higher traffic per customer and higher demand for SMS services.

      The total number of subscribers increased by 26,000 to 996,000 in the six months ended June 30, 2002 over the number of subscribers at December 31, 2001. The number of subscribers from external service providers decreased by 20,000 to 92,000 in the six months ended June 30, 2002 as compared to the number of subscribers at December 31, 2001. A total of 342 million SMS messages were sent in the six months ended June 30, 2002, an increase of 55 percent, over the same period in 2001. Average traffic volume per subscriber increased by 13 minutes to 144 minutes in the three months ended March 31, 2002 over the same period in 2001, and increased by 21 minutes to 162 minutes in the three months ended June 30, 2002 as compared to the same period in 2001. Average monthly revenue per user rose to NOK 326 in the three months ended March 31, 2002 as compared to NOK 292 for the same period in 2001, and rose to NOK 338 in the three months ended June 30, 2002 as compared to NOK 317 for the same period in 2001.

      In the first quarter of 2002, Telia Mobile introduced a new price structure for prepaid cards where subscribers pay the same rate per minute regardless of where and when they make calls.

Denmark

      External net sales from mobile telecommunications in Denmark were SEK 376 million in the six months ended June 30, 2002, an increase of SEK 49 million, or 15.0 percent, over external net sales of SEK 327 million in 2001. The increase in external net sales in the six months ended June 30, 2002 was primarily attributable to an increase in the number of subscribers. The total number of subscribers increased by 125,000 to 413,000 in the six months ended June 30, 2002 over the number of subscribers at December 31, 2001.

      A significant portion of Telia’s new sales in the six months ended June 30, 2002 in Denmark were from The Choice household subscription, a new service launched in 2002 that allows subscribers to create their own service packages. Telia also launched Telia Mobiz in the first quarter of 2002, which targets business subscribers and combines a flat rate for traffic with a telephone lease offer. Several successful campaigns were completed during the second quarter of 2002. The strong customer growth is Denmark is expected to yield a significant increase in revenue during the second half of 2002 which management expects will lay the groundwork for more rapidly attaining a positive underlying EBITDA.

      Telia expects to further increase its subscriber base in Denmark with the expansion of its GSM 900 services. The network is expected to attain full build-out as required by the provisions of Telia’s license in Denmark before the end of 2002. Telia believes the new GSM 900 network will enhance its opportunities to offer competitive prices and new services in Denmark.

Finland

      External net sales from mobile telecommunications in Finland were SEK 459 million in the six months ended June 30, 2002, an increase of SEK 178 million, or 63.3 percent, over external net sales of SEK 281 million for the same period in 2001. The increase in external net sales during the period was primarily attributable to an increased subscriber growth and the resulting higher traffic.

      The total number of subscribers decreased by 4,000 to 235,000 at June 30, 2002 over the number of subscribers at December 31, 2001. In June 2002, Telia switched from Radiolinja’s network to its own network and a roaming agreement was signed with Suomen 2G, developments which management expects will increase Telia’s opportunities to make its Finnish business profitable as costs will be lower and nationwide coverage will be provided throughout Finland. The number of customers fell in connection with the agreement with Suomen 2G, which required customers to change their SIM cards. The decrease in the number of customers was, however, less than anticipated.

      Telia also signed agreements with Scandic Hotels Oy for the installation of Telia’s HomeRun wireless Internet access at Scandic’s hotels and conference facilities in Finland and with Finnair for the installation of HomeRun in several airport business lounges. HomeRun was available in 450 locations throughout the Nordic countries as of June 30, 2002.

Business Solutions

      Telia’s Business Solutions unit markets and sells products and services such as PBX’s and Centrex that combine fixed and mobile functionality. External net sales by Business Solutions increased by 35 percent to SEK 994 million in the six months ended June 30, 2002 as compared to external sales of SEK 739 million for the same period in 2001. The increase was primarily attributable to a change in sales operations in which equipment sales that previously were sold on commission by Telia are now sold directly by Telia.

      In June 2002, a new exchange solution, Mobile Switcher, was launched.

Telia Networks

      The following table sets forth net sales for Telia Networks by source for the periods indicated:

	Six months ended
	June 30,

	2001		2002

	(SEK in millions)
Retail:
Sweden:
Fixed telephony:
Fixed charges	3,828		3,838

Domestic calls	2,815		2,083
International calls	348		320
Calls to mobile telephones	1,540		1,566
Other calls	381		351

Total call charges	5,084		4,320
Other	753		761

Total fixed telephony	9,665		8,919
Network capacity	860		698
Customer premises equipment	212		396
Data communications, information technology services and
Other	1,166		1,220

Total Sweden	11,903		11,233
Other Nordic countries	530	(1)	332
Baltic region	7		7
Rest of Europe	56		0

Total retail	12,496		11,572

Wholesale:
Sweden
Fixed telephony	892		1,093
Network capacity	545		617
Other	222		240

Subtotal	1,659		1,950
Other Nordic countries	134		266

Total wholesale	1,793		2,216

Total external sales	14,289		13,788
Intra-group sales	2,224		2,851

Total sales	16,513		16,639

(1)	Telia divested its fixed line operations in Finland in June 2001.

      The following table sets forth selected operational data for the Telia Networks business area for the periods indicated:

	As at or for
	six months ended

	December 31,	June 30,
	2001	2002

Sweden:
Fixed telephony, PSTN subscriptions (thousands)	5,663	5,605
of which, household customers	3,841	3,850
of which, business customers	1,822	1,755
Fixed telephony, ISDN channels (thousands)	922	905
of which, household customers	121	115
of which, business customers	801	790
Fixed telephony, calls (millions of minutes)
Domestic calls	12,316	10,619
International calls	246	239
Calls to mobile telephones	887	884
Connected broadband ADSL for ATM (thousands)	9	7
Connected broadband ADSL/LAN via Service
Providers (thousands)	47	80
Denmark:
Fixed telephony, prefix and contract customers, Denmark (thousands)	264	256

      External net sales by Telia Networks were SEK 13,788 million, a decrease of SEK 501 million, or 3.5 percent, from external net sales of SEK 14,289 million for the same period in 2001. The decrease was primarily attributable to reduced fixed traffic volumes in Sweden as a result of local carrier pre-selection which was introduced on February 2, 2002 as well as to weaker growth in the wholesale market.

Retail

      External net sales in the retail market decreased 7.4 percent in the six months ended June 30, 2002 to SEK 11,572 million from external net sales of SEK 12,496 million in the same period in 2001. In Sweden, external net sales in the retail market decreased 5.6 percent in the six months ended June 30, 2002 to SEK 11,233 million from external net sales of SEK 11,903 million for the same period in 2001. Traffic revenues decreased 15 percent to SEK 4,320 million in the six months ended June 30, 2002 from traffic revenues of SEK 5,084 million for the same period in 2001. The decrease in external net sales and traffic revenues was primarily attributable to the effects of local carrier pre-selection which was introduced in Sweden on February 2, 2002.

      Subscription sales in Sweden were SEK 3,838 million in the six months ended June 30, 2002 compared to sales of SEK 3,828 million for the same period in 2001. The effect of the price increase for retail subscribers that took effect in March 2001 was offset by a decrease in the number of subscriptions.

      The number of PSTN subscriptions decreased 58,000 to 5,605,000 subscriptions in the six months ended June 30, 2002 from 5,663,000 subscriptions at December 31, 2001. The decrease was primarily attributable to the fact that in certain customer segments, customers are substituting their fixed subscriptions for mobile subscriptions.

      Sales of data communications and other information technology services totaled SEK 1,220 million in the six months ended June 30, 2002, which represents an increase of 4.6 percent from SEK 1,166 million in the same period in 2001. The market for data communications services continues to be characterized by heavy price pressure and intense competition.

      Sales of customer premises equipment increased 86.8 percent to SEK 396 million in the six months ended June 30, 2002 from sales of SEK 212 million for the same period in 2001. The increase was primarily attributable to a change in sales operations in which equipment sales that were formerly made by external resellers on a commission basis are now made directly by Telia.

      Sales of network capacity to businesses in Sweden decreased 18.8 percent to SEK 698 million in the six months ended June 30, 2002 from sales of SEK 860 million for the same period in 2001. The decrease was primarily attributable to increased competition and the trend among Telia’s customers towards more refined products.

      Several new teleconferencing services were launched during the six months ended June 30, 2002, and the market for these services is growing.

      Local loop unbundling has not had a significant effect on Telia’s net sales in the six months ended June 30, 2002.

      External net sales in the retail market in Denmark increased 3.1 percent to SEK 332 million in the six months ended June 30, 2002 over external net sales of SEK 322 million for the same period in 2001.

Wholesale

      External net sales in the wholesale market increased by 23.6 percent in the six months ended June 30, 2002 to SEK 2,216 million from external net sales of SEK 1,793 million for the same period in 2001, but the rate of growth has decreased as a result of the turbulent market situation for wholesale services. External net sales from interconnection traffic in Sweden increased by 22.5 percent in the six months ended June 30, 2002 to SEK 1,093 million from external net sales of SEK 892 million for the same period in 2001. The increase in external net sales and interconnection traffic was primarily attributable to the effects of local carrier pre-selection, which resulted in an increase in the demand for Telia’s network from other operators that provided connectivity to retail users.

      External net sales of network capacity was SEK 617 million for the six months ended June 30, 2002 in Sweden which is an increase of 13 percent over the same period in 2001.

      During the six months ended June 30, 2002, Telia delivered a total of 101,000 ADSL/LAN broadband connections in Sweden, including 33,000 to external service providers. At June 30, 2002, a total of 351,000 customers in Sweden were connected to Telia’s broadband network via ADSL/ LAN, an increase of 40.4 percent from December 31, 2001. The increase was primarily attributable to the development of Telia’s broadband access services both internally to customers of Telia Internet Services as well as to external Internet service providers.

      Telia launched several new services for data storage and distribution during the first quarter of 2002, including application hosting and content distribution that enables service providers to offer video on demand, games on demand and other types of interactive broadband services to their end customers.

      Telia’s acquisition of the Danish infrastructure company Powercom in 2001 resulted in a 99 percent increase in wholesale revenue from Denmark to SEK 266 million for the six months ended June 30, 2002 as compared to the same period in 2001.

Telia Internet Services

      The table below sets forth net sales for Telia Internet Services by source for the periods indicated:

	Six months ended
	June 30,

	2001	2002

	(SEK in millions)
Sweden:
Internet access	868	1,113
Internet services	51	60
Cable television	365	438
Other	25	62
Other Nordic Countries:	219	320
Total external sales	1,528	1,993
Intra-group sales	44	18

Total sales	1,572	2,011

      The following table sets forth selected operational data for Telia Internet Services for the periods indicated:

	As at and for
	six months ended

	December 31,	June 30,
	2001	2002

	(in thousands, except as
	specified)
Sweden:
Dial-up:
Subscriptions, dial-up access:	747	722
Traffic, dial-up access (millions of minutes)	3,352	3,139
Broadband and cable television:
ADSL/LAN access	194	264
Fixed access (ProLane)	3	3
Cable television subscriptions	1,378	1,384
of which, broadband Internet users	48	55
Denmark:
Dial-up Internet access subscriptions	89	94
Cable television subscriptions	179	186
of which, broadband Internet users	58	70
Total Nordic dial-up Internet access subscriptions	836	816
Total Nordic broadband Internet access subscriptions	303	392
Total Nordic Internet access subscriptions	1,139	1,208

      External net sales by Telia Internet Services increased in the six months ended June 30, 2002 to SEK 1,993 million, or 30.4 percent, from external net sales of SEK 1,528 million for the same period in 2001. The increase was primarily attributable to strong demand for Internet access accounts, particularly broadband access.

Internet accesses

      External net sales of Internet accesses increased 31.5 percent to SEK 1,224 million in the six months ended June 30, 2002 from external net sales of SEK 931 million for the same period in 2001.

      The total number of Internet access subscribers increased by 69,000, or 6 percent, to 1,208,000 subscribers in the six months ended June 30, 2002 from 1,139,000 subscribers as of December 31, 2001. During the six months ended June 30, 2002, demand for broadband access remained strong, particularly the provision of ADSL in the business segment. In the six months ended June 30, 2002, 89,000 paying broadband subscribers were added since December 31, 2001, bringing the total number to 392,000. Dial-up subscriptions decreased by 25,000 in Sweden, or 3.3 percent, to 722,000 subscribers in the six months ended June 30, 2002 from 747,000 subscribers as of December 31, 2001. A growing number of Telia’s subscribers have upgraded their fixed line connections to broadband service, principally to obtain faster Internet access.

      Telia also introduced a new Internet cable access service during the first quarter of 2002 which offers Internet access at speeds of up to 1 Mbps.

      In Denmark, ADSL services were launched on the Danish market during the second quarter of 2002. Telia has a strong ADSL offer in Denmark with a transfer speed of up to 2 Mbps.

      Several major customer contracts were signed during the second quarter of 2002. A general agreement with the Swedish Sports Confederation was signed for the delivery of ADSL connections to the confederations over 20,000 clubs in Sweden, and an agreement with Apoteket AB (the National Corporation of Swedish Pharmacies) for the delivery of a virtual private network linking approximately 950 of Apoteket’s geographically widespread units via the Internet. The agreement with Apoteket AB is the largest IP-VPN deal in the Nordic countries.

      At June 30, 2002, Telia had a total of 1,208,000 Internet access subscribers, an increase of 6.1 percent from 1,139,000 subscribers as of December 31, 2001. In Denmark, the number of Internet access subscribers increased 11.6 percent in the six months ended June 30, 2002 to 164,000.

Internet services

      External net sales from Internet services increased to SEK 65 million in the six months ended June 30, 2002, or 25 percent, from external net sales of SEK 52 million in the same period in 2001. Weak demand for content services and payment services led to a decline in sales during the second quarter of 2002. The services are being reviewed and some have already been removed from Telia’s product range or have been adapted to new market conditions.

Cable television

      External net sales from cable television increased to SEK 641 million in the six months ended June 30, 2002, or 23.5 percent, from net sales of SEK 519 million for the same period in 2001. The increase in sales was primarily attributable to price increases.

      In Sweden, where most of the network is digitalized, the number of digital television subscribers increased 4.8 percent to 130,000 subscribers during the six months ended June 30, 2002, compared to 124,000 subscribers as of December 31, 2001.

      In Denmark, 186,000 subscribers were connected directly via cable and 430,000 subscribers were connected indirectly via satellite dishes as at June 30, 2002.

      A collaboration with Telenor for a digital TV initiative in Denmark was launched during the second quarter of 2002.

      As a result of the planned merger between Telia and Sonera, Telia has made a commitment to the European Commission to divest its Swedish cable TV business.

Telia International Carrier

      The following table sets forth net sales for Telia International Carrier for the periods indicated:

	Six months
	ended
	June 30,

	2001	2002

	(SEK in millions)
Total external sales	1,627	2,088
Intra-group sales	451	402

Total sales	2,078	2,490

      The table below sets forth selected operational data for Telia International Carrier for the periods indicated:

	As at and for
	six months ended

	December 31,	June 30,
	2001	2002

	(in thousands, except as
	indicated)
Fiber network, Europe (kilometers)	16,000	22,300
Fiber duct installation, Europe (kilometers)	10,000	14,400
Fiber network, USA (kilometers)	18,000	18,000
Telephony, traffic minutes (millions of minutes)	2,098	2,247

      Telia commands a strong position in the international carrier market by virtue of its financial stability and its established position as a telecommunications operator. Despite an increase in orders received, however, volume and earnings trends have been unsatisfactory. In light of the ongoing turbulence in the market, Telia undertook a comprehensive review of Telia International Carrier’s operations to clarify how the international carrier business can achieve a positive cash flow as quickly as possible. As a result of such review, which was completed in early September 2002, Telia has decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. The restructuring of Telia International Carrier will result in provisions of an estimated SEK 3.5 billion, most of which are expected to be recorded in the third quarter of 2002. In addition, due to the adverse market developments in the international carrier operations and the significant downscaling of Telia International Carrier, Telia will write down the value fixed assets relating to its international carrier operations by approximately SEK 6.0 billion in the third quarter of 2002. Adjusted for the estimated restructuring charges, Telia now expects its international carrier operations to achieve positive cash flow during 2003.

      External net sales by Telia International Carrier in the six months ended June 30, 2002 increased to SEK 2,088 million, or 28.3 percent, over the same period in 2001. The increase in external net sales during the period was primarily attributable to increased sales in telephony, network capacity and IP-traffic. Telephony increased 14.6 percent, network capacity 43.2 percent and IP-traffic 61.5 percent.

      Compared with the six months ended December 31, 2001, net sales during the six months ended June 30, 2002 increased by 3.1 percent. The increase was primarily attributable to IP-traffic and telephony while network capacity decreased due to the fact that two carriers that were Telia customers canceled payments.

      Several of Telia’s industry competitors are experiencing significant financial difficulties, and Telia’s increase in orders is now to a large extent coming from customers or former customers of these competitors, particularly as some of them exit the market. It is Telia’s success in this effort that has led to an increase in orders during the second quarter, despite the continued turbulence and uncertainty in the market. Several additional IP customers have been connected to the Viking Network, and IP sales and traffic surged by almost 50 percent in the second quarter of 2002 as compared with the first quarter of 2002.

      The number of orders received doubled during the second quarter of 2002 as compared with the first quarter of 2002. Most of the order agreements received in the second quarter of 2002 will begin to have an impact on earnings in the third quarter of 2002.

      The carrier market continued to experience considerable turbulence during the first half of 2002. The entry of a considerable number of new competitors and delays in the expansion of broadband services in the retail market has created overcapacity and strong price pressure in some areas. Telia has undertaken efforts to streamline its international carrier operations, including renegotiating agreements for operation and maintenance and reviewing facilities and costs for consultants.

      Telia International Carrier offers a wide range of services to fixed and mobile operators, carriers and service providers.

      Traditional voice services, including call termination and transit services, are offered on a wholesale basis charged primarily on minutes of terminated traffic.

      Net sales of network capacity are mainly derived from sale of data transmission and wave-length services to customers who require large data transport capacity. Capacity is normally sold either under short (typically yearly) lease contracts or through indefeasible rights of use (IRUs), in which case revenue is recognized over the length of the IRU contract, normally ten years or more. Cash flow from IRU contracts normally does not coincide with reported revenue.

      Net sales from IP services refer to wholesale of IP-Transit at speeds of 2 Mbps and up to 2.5 Gbps. For IP connectivity and transit pricing, Telia offers two pricing options: a flat rate for a defined access speed, and a variable rate based on the actual volume transferred. Telia International Carrier charges for its IP traffic based on Mbits terminated under contracts normally running for at least one year. Net sales of IP services increased during 2000 and 2001 which is primarily due to stable price levels in Eastern Europe, which was partially offset by significant price decreases in Western Europe.

      There is a trend among customers to purchase IP traffic and network capacity instead of infrastructure, due to the relatively high upfront costs for the customer related to the equipment necessary to activate acquired infrastructure.

Telia Holding

      Following the completion of Telia’s refine and focus initiative in 2001, in which a substantial portion of Telia’s non-core assets were divested, Telia Equity ceased being treated as a separate business area and was renamed Telia Holding in April 2002.

      Telia Holding currently operates as an independent business unit under Telia AB and has responsibility for the management and rationalizing of Telia’s interest in companies outside of Telia’s core business areas as well as for possible divestments of certain Telia interests. The companies that are subject to Telia Holding’s management and oversight are either wholly or partially owned companies of Telia and operate in a variety of industries in Sweden, including pay phone services, credit services and debt collection, venture capital, telecommunications security services, home electronics, computer software, human resource management and other areas. Some of the companies managed by Telia Holding have a significant proportion of external customers that are outside of the Telia group. Other companies provide products and services to Telia’s business areas or to customers served by Telia’s business areas. Telia Holding comprises a number of consolidated businesses, including Finans/Credit, Sergel Kredittjänster, Division Satellit, Division Offentlig Telecom, Telia Promotor, Telia Overseas and Suntel, as well as several associated companies, including Slottsbacken, INGROUP, Drutt Corp, Telefos, AUCS, Infonet Services and COOP Bank.

      External net sales of the Telia Holding business unit were SEK 461 million in the six months ended June 30, 2002, a decrease of SEK 1,440 million, or 75.7 percent, from external net sales of SEK 1,901 million for the same period in 2001. The decrease in external net sales in the six months ended June 30, 2002 was attributable to the divestiture of Telia’s non-core business operations, which were formerly a part of the Telia Holding business unit.

      See “INFORMATION ABOUT TELIA — Telia Holding” for a further discussion of the operations of Telia Holding.

Operating Expenses

      The following table sets forth Telia’s operating expenses by function and the percentage change in operating expenses for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			(%)
	(SEK in millions)
Production(1)	18,001	18,344	1.9
Sales	4,014	4,136	3.0
Administration	3,955	4,327	9.4
Research and development	355	541	52.4

Total	26,325	27,348	3.9

(1)	Production includes all costs for services and products sold as well as for installation, maintenance, service and support.

      The following table sets forth Telia’s operating expenses by type of cost and the percentage change in operating expenses for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			(%)
	(SEK in millions)
Total goods and services purchased	8,319	10,418	25.2
Personnel expenses	7,051	5,055	(28.3)
Depreciation and write-downs	4,867	5,652	16.1
Other expenses	6,088	6,223	2.2

Total	26,325	27,348	3.9

      Telia’s operating expenses increased by four percent in the six months ended June 30, 2002 to SEK 27,348 million as compared to SEK 26,325 million for the same period in 2001. The increase in the six months ended June 30, 2002 was primarily attributable to depreciation expense. The cost of goods and services increased primarily as a result of the need to purchase network maintenance and support services from the Orbiant Group following the divestiture of such operations in 2001 as part of Telia’s refine and focus initiative. This divestiture also led to reduced personnel and personnel expenses.

      Goods and services purchased include interconnection fees, mobile terminals and PABXs as well as network expenses relating to the cost of network maintenance and services and other installation and support services which Telia purchases from the Orbiant Group. Other expenses include marketing expenses, costs for commissions to retailers and advertising expenses.

      The following table sets forth the major components of Telia’s personnel costs and percentage change therein for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			(%)
	(SEK in millions)
Personnel expenses:
Salaries and remuneration	4,755	3,173	(33.3)
Social security expenses	1,495	903	(39.6)
Pension costs	405	596	47.2
Other personnel costs	396	383	(3.3)

Total	7,051	5,055	(28.3)

Average full-time equivalent employees	27,637	16,529	(40.2)
Headcount at period end	22,468	16,561	(26.3)

      Telia’s total personnel expenses decreased by 28.3 percent in the six months ended June 30, 2002 from the same period in 2001. The decrease in personnel expenses was primarily attributable to the divestiture of Telia’s non-core operations in 2001 as part of its refine and focus initiative.

Depreciation, Amortization and Write-downs

      The following table sets forth Telia’s depreciation and amortization distributed among functions for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			(%)
	(SEK in millions)
Production	4,514	5,174	14.6
Sales	117	154	31.6
Administration	224	312	39.3
Research and development	12	12	0.0
Other operating expenses	48	59	22.9

Total	4,915	5,711	16.2

      The following table sets forth Telia’s total depreciation, amortization and write-downs for the periods indicated, according to the following types of fixed assets:

	Six months ended
	June 30,

	2001	2002	Change

			(%)
	(SEK in millions)
Goodwill	688	725	5.4
Other intangible assets	156	266	70.5
Buildings and land improvements	57	75	31.6
Fixed and mobile networks	3,201	3,639	13.7
Other machinery and equipment	813	1,006	23.7

Total	4,915	5,711	16.2

      Telia amortizes goodwill according to original useful lives determined for each asset individually, but normally not longer than ten years. In addition, Telia reassesses goodwill annually to determine if additional write-downs are required. Amortization periods for mobile and fixed telephony licenses equal the period of the license. Other intangible fixed assets are amortized according to their useful lives generally over a period of five to ten years.

      Depreciation, amortization and write-down expense was SEK 5,711 million in the six months ended June 30, 2002, an increase of 16.2 percent from SEK 4,915 for the same period in 2001. The increase in depreciation amortization, and write-downs was primarily due to high investments during 2001 and write-downs totalling SEK 137 million, primarily attributable to write-downs in the portal business.

Other Operating Revenues and Expenses

      The following table sets forth the components of other operating revenues and expenses for the periods indicated:

	Six months
	ended
	June 30,

	2001	2002

	(SEK in millions)
Other operating revenues:
Capital gains	156	21
Exchange rate gains	125	186
Other revenues	112	109

Total	393	316

Other operating expenses:
Capital losses	(13)	(117)
Exchange rate losses	(82)	(196)
Other expenses	(20)	(433)

Total	(115)	(746)

Net effect on income	278	(430)

      Other operating revenues were SEK 316 million in the six months ended June 30, 2002, a decrease of SEK 77 million, from other operating revenues of SEK 393 million for the same period in 2001. The decrease was mainly due to the fact that the figures for 2001 were affected by capital gains from the sales of the fixed network operations in Finland and the call center operations, Direct Response Services. Other operating expenses were SEK 746 million in the six months ended June 30, 2002, an increase of SEK 631 million, over other operating expenses of SEK 115 million for the same period in 2001. SEK 430 million of the increase was related to a provision for streamlining core businesses.

Income from Associated Companies

      The following table sets forth the effect on Telia’s income from its share of earnings after taxes in its associated companies for the periods indicated:

	Six months ended
	June 30,

	2001	2002

	(SEK in millions)
Share in net income for the period	(1,255)	101
Amortization and write-down of goodwill	(2,095)	(99)
Capital gains	3,401	373

Net effect on income	51	375

      Telia’s income from associated companies increased to SEK 375 million in the six months ended June 30, 2002, compared to income of SEK 51 million for the same period in 2001. The six month period ended June 30, 2002, included capital gains of SEK 373 million. The six month period ended June 30, 2001, included capital gains of SEK 3,401 million and a write-down of goodwill in Netia of SEK 1,820 million. Not including capital gains and the write-down of goodwill in Netia, the improvement in income was SEK 1,532 million, primarily as a result of the divestiture in 2001 of associated companies that previously reported losses, such as Tess, Eircom and Scandinavia Online. In addition, Telia currently records the carrying value of its investment in Netia at zero and no longer records its share of Netia’s losses in its consolidated financial statements, which also contributed to the improvement in Telia’s share of earnings in associated companies.

Operating Income

      Telia’s operating income was SEK 828 million in the six months ended June 30, 2002, a decrease of 54 percent from operating income of SEK 1,799 million for the same period in 2001.

Segment Reporting of Underlying EBITDA and Operating Income

      Telia’s management uses underlying EBITDA and operating income as the principal measures for monitoring profitability in internal operations. Underlying EBITDA consists of EBITDA (earnings before interest, taxes, depreciation and amortization) net of items not reflecting the underlying business operations and excluding income from associated companies. Management believes that, besides operating income, underlying EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, underlying EBITDA is presented to enhance the understanding of Telia’s historical operating performance. Underlying EBITDA, however, should not be considered as an alternative to operating income as an indicator of our operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      For illustrative purposes, the following table sets forth the relationship between underlying EBITDA and operating income for the Telia Group for the periods indicated:

	Six months ended
	June 30,

	2001	2002

	(SEK in millions)
Underlying EBITDA	6,362	6,968
Depreciation, amortization and write-downs	(4,915)	(5,711)
Items not reflecting the underlying business operations	301	(804)
Income from associated companies	51	375
Operating income	1,799	828

      The following table sets forth items not reflecting the underlying business operations.

	Six months ended
	June 30,

	2001	2002

	(SEK in millions)
Phase-out of operations(1)	—	(188)
Personnel redundancy costs	—	(325)
Certain pension-related items	158	(195)
Capital gains/losses(2)	143	(96)

Total	301	(804)

(1)	Excluding depreciation, amortization and write-downs.

(2)	Excluding associated companies.

      The following table sets forth underlying EBITDA, operating income and the percentage change (or percentage point change for margins) therein for Telia, its four business areas and Telia Holding for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			(%, except
			percentage points
			for margins)
Underlying EBITDA (SEK millions):
Telia Mobile	2,241	2,591	15.6
Telia Networks	5,630	5,608	(0.4)
Telia Internet Services	(518)	(314)	39.4
Telia International Carrier	(567)	(618)	(9.0)
Telia Holding	130	203	56.2
Other group-wide	(554)	(502)	9.4

Total	6,362	6,968	9.5

Underlying EBITDA margin (%):
Telia Mobile	23.7	24.7	1.0
Telia Networks	34.1	33.7	(0.4)
Telia Internet Services	(33.0)	(15.6)	17.4
Telia International Carrier	(27.3)	(24.8)	2.5
Telia Holding	1.8	22.1	20.3
Other group-wide	— (1)	— (1)	— (1)
Total	22.9	24.7	1.8
Operating income (loss) (SEK millions):
Telia Mobile	827	535	(35.3)
Telia Networks	233	2,630	1,028.8
Telia Internet Services	(727)	(798)	(9.8)
Telia International Carrier	(738)	(1,030)	(39.6)
Telia Holding Total	2,581	38	(98.5)
Other group-wide	(377)	(547)	(45.1)

Total	1,799	828	(54.0)

Operating income margin (%):
Telia Mobile	8.8	5.1	(3.7)
Telia Networks	1.4	15.8	14.4
Telia Internet Services	(46.2)	(39.7)	6.5
Telia International Carrier	(35.5)	(41.4)	(5.9)
Telia Holding	35.6	4.1	(31.5)
Other group-wide	— (1)	— (1)	— (1)
Total	6.5	2.9	(3.6)

(1)	The underlying EBITDA margin and operating income margin for other group-wide are not meaningful for any of the periods indicated.

      Telia’s underlying EBITDA increased 9.5 percent to SEK 6,968 million in the six months ended June 30, 2002 as compared to 6,362 million for same period in 2001. In the six months ended June 30, 2002, underlying EBITDA for Telia’s core operations increased by 8.6 percent.

Telia Mobile

      Underlying EBITDA for Telia Mobile was SEK 2,591 million in the six months ended June 30, 2002, an increase of SEK 350 million, or 15.6 percent, from underlying EBITDA of SEK 2,241 million in the same period in 2001. The increase in the six months ended June 30, 2002 was primarily due to continued subscriber growth, particularly among prepaid subscribers, increased SMS usage and increasing traffic per subscriber in mobile operations. While pre-paid subscribers in general generate significantly lower average revenue per user than contract customers, they are also significantly less expensive to acquire as customers.

      Depreciation and amortization was SEK 1,839 million in the six months ended June 30, 2002, an increase from SEK 1,519 million in the same period in 2001. Income from associated companies increased to SEK 131 million from SEK 119 million in 2001. Items not reflecting the underlying business operations were SEK (348) million, compared with SEK (14) in 2001. The ongoing streamlining of operations, mainly within distributions, has affected approximately 400 employees to date this year. Streamlining costs, including provisions for redundant personnel, totaled SEK 236 million during the six months ended June 30, 2002. Operating income totaled SEK 535 million, a decrease from SEK 827 million in 2001.

      In Sweden, underlying EBITDA in the mobile telephony operations increased by 3.0 percent to SEK 2,477 million in the six months ended June 30, 2002. Underlying EBITDA margin decreased 0.5 percentage points to 43.4 percent in the six months ended June 30, 2002. Continued subscriber growth, higher traffic per subscriber increased SMS usage and low churn had a positive effect on the underlying EBITDA, which was partially offset by reduced interconnection fees.

      In Norway, underlying EBITDA in the mobile telephony operations increased by 65.9 percent to SEK 1,012 million in the six months ended June 30, 2002. Underlying EBITDA margin increased 8.9 percentage points to 40.0 percent in the six months ended June 30, 2001. The increase in underlying EBITDA and underlying EBITDA margin was primarily attributable to continued volume growth and cost management.

      In Denmark, underlying EBITDA in the mobile telephony operations decreased from SEK negative 219 million to SEK negative 360 million in the six months ended June 30, 2002, primarily due to higher customer recruitment costs. Underlying EBITDA in Finland decreased to negative SEK 203 million in the six months ended June 30, 2002 from negative SEK 170 million for the same period in 2001. The decrease was influenced by a SEK 16 million write-down in inventories.

Telia Networks

      Underlying EBITDA for Telia Networks was SEK 5,608 million in the six months ended June 30, 2002, a decrease of SEK 22 million, or 0.4 percent, from underlying EBITDA of SEK 5,630 million for the same period in 2001. Underlying EBITDA margin decreased 0.4 percentage points to 33.7 percent in the six months ended June 30, 2002. The introduction of local carrier pre-selection on February 2, 2002 had a negative effect of SEK 170 million on underlying EBITDA and provisions for bad debt had a negative effect of SEK 184 million.

      Depreciation, amortization and write-downs was SEK 2,821 million in the six months ended June 30, 2002, an increase from SEK 2,532 million in the same period in 2001. Income from associated companies improved to SEK 106 million from SEK (2,906) million in 2001. The six months ended June 30, 2002, included a capital gain of SEK 153 from the divestiture of Comsource. For the same period in 2001, the remaining goodwill in Netia was written down and the equity loss from Telia’s holding in the associated company Eircom negatively affected earnings. Items not reflecting the underlying business operations were SEK (263) million compared to SEK 41 million in 2001. The ongoing streamlining operations, mainly within distribution, has affected approximately 400 employees to date in 2002. Streamlining costs, including provisions for redundant personnel, totaled SEK 146 million and are reported under items not reflecting underlying business operations. Operating income totaled SEK 2,630 million, an improvement from SEK 233 million in 2001.

Telia Internet Services

      Underlying EBITDA for Telia Internet Services was negative SEK 314 million in the six months ended June 30, 2002, as compared to underlying EBITDA of negative SEK 518 million in the six months ended June 30, 2001. The improvement in underlying EBITDA in the first half of 2002 was primarily attributable to a price increase and to decreased expenditures relating to the development of broadband services.

      Depreciation, amortization and write-downs was SEK 369 million in the six months ended June 30, 2002, an increase from SEK 173 million in the same period in 2001. The greatest part of the increase was due to write-downs of the portal business and payment and security services. Income from associated companies improved to SEK (18) million for the six months ended June 30, 2002 from SEK (27) million for the same period in 2001. Items not reflecting the underlying business operation were SEK (97) million for the six months ended June 30, 2002, a decrease as compared to SEK (9) million for the same period in 2001. The ongoing streamlining of operations has affected approximately 70 employees to date in 2002. Under items not reflecting underlying business operations, Telia Internet Services reported SEK 86 million in restructuring costs, including provisions for redundant personnel in the six months ended June 30, 2002. Operating income totaled SEK (798) million for the six months ended June 30, 2002, a decrease from SEK (727) million for the same period in 2001.

Telia International Carrier

      Underlying EBITDA for Telia International Carrier was negative SEK 618 million in the six months ended June 30, 2002 a decrease from underlying EBITDA of negative SEK 567 million in the same period in 2001. The negative underlying EBITDA is primarily attributable to the fact that Telia International Carrier was in a build-up phase during 2000 and 2001 as it was completing the Viking Network and establishing local market organisations. In the three months ended June 30, 2002, Telia International Carrier improved its underlying EBITDA for the third consecutive quarter. The improvement was attributable to increased sales as well as the streamlining of operations.

      Depreciation, amortization and write-downs was SEK 411 million in the six months ended June 30, 2002, an increase from SEK 170 million in the same period 2001. There was no income from associated companies in 2002 and 2001. Items not reflecting the underlying business operations was SEK (1) million for the six months ended June 30, 2002 and 2001. Operating income totaled SEK (1,030) million for the six months ended June 30, 2002, a decrease from SEK (738) million for the same period in 2001.

Financial Net

      The following table sets forth financial income and expense items for the periods indicated:

	Six months ended
	June 30,

	2001	2002

	(SEK in millions)
Dividends	0	0
Capital gains	(2)	(14)
Write-downs	(2)	(30)

Total	(4)	(44)

Other financial revenues:
Interest on financial leases	310	308
Other interest income	561	243
Exchange rate gains	99	70

Total	970	621

Other financial expenses:
Interest expenses	(1,329)	(844)
Capitalized interest	1	1
Exchange rate losses	(26)	(105)

Total	(1,354)	(948)

Net effect on income	(388)	(371)

      Telia’s financial net was negative SEK 371 million in the six months ended June 30, 2002, an improvement from negative SEK 388 million for the same period in 2001. The improvement in the six months ended June 30, 2002 was primarily due to the effects of divestitures of non-core businesses as part of Telia’s refine and focus initiative carried out in 2001.

Results of Operations for the Years Ended December 31, 1999, 2000 and 2001

Telia Group

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)
Net sales	52,121	54,064	57,196
Costs of goods and services sold	(31,206)	(33,028)	(40,435)
Selling, administrative and research and development expenses	(14,887)	(16,326)	(17,943)
Other operating revenues and expenses, net	(805)	8,493	506
Income from associated companies	723	(1,197)	6,136

Operating income	5,946	12,006	5,460
Financial net	34	(289)	(652)

Income after financial items	5,980	11,717	4,808
Taxes	(1,754)	(1,447)	(2,917)
Minority interests	(4)	8	(22)

Net income	4,222	10,278	1,869

Net Sales

      The following table sets forth Telia’s external net sales by business area and business unit and as a percentage of total sales for the periods indicated:

	Year ended December 31,

	1999		2000		2001

	(SEK in	Percentage	(SEK in	Percentage	(SEK in	Percentage
	millions)	of net sales	millions)	of net sales	millions)	of net sales

Telia Mobile	10,467	20.1	13,791	25.5	17,857	31.2
Telia Networks	30,164	57.9	28,379	52.5	29,159	51.0
Telia Internet Services	2,018	3.9	2,501	4.6	3,288	5.7
Telia International Carrier	2,374	4.6	3,124	5.8	3,652	6.4
Telia Holding	6,966	13.4	6,057	11.2	3,072	5.4
Other	132	0.3	212	0.4	168	0.3

Total Sales	52,121	100	54,064	100	57,196	100

      Total group sales increased 5.8 percent in 2001 as compared to 2000 and in 2000 total group sales increased 3.7 percent as compared to 1999. The increase in 2001 was primarily attributable to high customer growth and traffic revenue in Telia Mobile and the full year effect of the acquisition of the Norwegian mobile operator NetCom ASA in June 2000, as well as increased demand for broadband Internet access in Telia Internet Services. Increases in consolidated sales in 2001 were partially offset by the divestiture of many non-core operations carried out as part of Telia’s refine and focus initiative. The increase in group sales in 2000 was primarily attributable to increased subscriber growth and traffic revenue in Telia Mobile and to the acquisition of the NetCom, as well as to strong demand in Telia International Carrier, particularly for IP transport services.

Telia Mobile

      The following table sets forth net sales for Telia Mobile by source for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)
Mobile Telephony
Sweden	7,540	8,868	10,047
Norway	—	1,655	4,287
Denmark	345	442	633
Finland	70	364	648
Business Solutions	1,540	1,426	1,450
Other	972	1,036	792

Total external sales	10,467	13,791	17,857
Intra-group sales	2,077	2,233	1,973

Total sales	12,544	16,024	19,830

      The following table sets forth selected operational data for Telia Mobile for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in thousands,
	except as indicated)
Sweden:
Total subscriptions (in thousands)	2,638	3,257	3,439
of which, residential	1,557	2,042	2,356
of which, business	1,081	1,215	1,083
Total GSM (in thousands)	2,348	3,076	3,295
of which, subscriptions	1,425	1,755	1,759
of which, prepaid	923	1,321	1,536
Total NMT (in thousands)	290	181	144
Subscribers via external service providers (in thousands)	4	48	74
Total traffic (in millions of minutes)	3,505	4,357	5,083
Average traffic per subscriber per month (minutes)	121	123	127
Total SMS messages (in millions)	46	185	389
Customer churn (%)	9	8	8
ARPU (SEK)	332	308	285

Norway:
Total subscriptions, GSM (in thousands)	—	850	970
of which, residential	—	707	794
of which business	—	143	176
of which, subscriptions	—	417	469
of which, prepaid	—	433	501
Subscribers via external service providers (in thousands)	—	50	112
Average traffic per subscriber per month (minutes)(1)	—	139	136
Total SMS messages (in millions)	—	302	501
ARPU (NOK)	—	308	310

Other Nordic Countries:
Subscriptions, Denmark (in thousands)(2)	170	263	288
SMS messages, Denmark (in millions)	23	39	61
Subscriptions, Finland (in thousands)	33	149	239
SMS messages, Finland (in millions)	4	28	57

(1)	In 2000 average traffic per subscriber per month has been calculated in order to give a full year effect to the acquisition of NetCom in June 2000.

(2)	Historical figures have been adjusted in light of the changed definition of prepaid customers in Denmark.

      External net sales by Telia Mobile increased 29 percent in 2001 as compared to 2000 and external net sales increased 32 percent in 2000 as compared to 1999. The increase in external net sales in 2001 and 2000 was primarily attributable to the increase in the number of subscribers and the acquisition of NetCom ASA, an increase in the number of subscribers from external service providers, increased traffic per subscriber and increased demand for SMS services. In 2001 and 2000, a growing proportion of the subscriber base of Telia Mobile were prepaid subscribers, who generate significantly less average revenue per month than postpaid subscribers. In 2001, over 78 percent of new subscriptions were prepaid subscribers.

      The number of Telia’s subscribers in the Nordic region increased by 417,000 to 4,936,000 subscribers in 2001 as compared to 2000 and by 1,678,000 to 4,519,000 subscribers in 2000 as compared to 1999, including 773,000 subscribers gained as a result of Telia’s acquisition of NetCom ASA in 2000. The number of subscribers from external service providers, which are not included in the total number of subscribers in the Nordic region, increased by 88,000 in 2001 to 186,000.

Sweden

      External net sales from mobile telephony in Sweden were SEK 10,047 million in 2001, an increase of SEK 1,179 million, or 13 percent, over external net sales of SEK 8,868 million in 2000 and in 2000 external net sales increased by SEK 1,328 million, or 18 percent, over external net sales of SEK 7,540 in 1999. The increase in external net sales in 2001 and 2000 was primarily attributable to an increase in the number of prepaid subscribers, traffic per subscriber and demand for SMS services. During 2001, Telia entered into cooperation agreements with an additional three service providers and as of December 31, 2001, Telia had agreements with seven service providers in Sweden.

      The number of subscribers increased by 182,000 to 3,439,000 in 2001 as compared to 2000 and by 619,000 to 3,257,000 subscribers in 2000 as compared to 1999. The average traffic per subscriber per month increased by four minutes to 127 minutes per month in 2001 as compared to 2000 and by two minutes to 123 minutes per month in 2000 as compared to 1999. Several new SMS services launched in 2001 contributed to a 110 percent increase in the number of SMS messages sent during 2001 over 2000, which also contributed to the increase in external net sales in 2001.

      Net sales were partially offset in 2001 and 2000 due to a six percent decrease in average prices and an increase in the number of prepaid subscribers as a percentage of total subscribers, who generate significantly less revenue per month than postpaid subscribers. Average monthly revenue per subscriber declined by 7.5 percent in 2001 to SEK 285 from SEK 308 in 2000 and by 7.2 percent in 2000 from SEK 332 in 1999.

      The rate of customer churn remained unchanged at eight percent between 2001 and 2000 and decreased in 2000 from nine percent in 1999.

Norway

      External net sales from mobile telephony in Norway were SEK 4,287 million in 2001, an increase of SEK 2,632 million, or 159 percent, over external net sales of SEK 1,655 million in 2000, which was primarily attributable to the inclusion of NetCom’s results of operations for the full year in 2001 as well as to steady subscriber growth, higher traffic per customer and higher demand for SMS services.

      The total number of subscribers increased by 120,000 to 970,000 in 2001 as compared to 2000 and the number of subscribers from external service providers increased by 62,000 to 112,000 in 2001. A total of 501 million SMS messages were sent in 2001, an increase of 199 million messages, or 66 percent, over 2000. Average monthly revenue per user rose from NOK 308 in 2000 to NOK 310 in 2001.

      Prior to the acquisition of NetCom ASA in 2000, the Telia Mobile did not operate in Norway.

Denmark

      External net sales from mobile telephony in Denmark were SEK 633 million in 2001, an increase of SEK 191 million, or 43 percent, over external net sales of SEK 442 million in 2000 and in 2000 external net sales increased by SEK 97 million, or 28 percent, over external net sales of SEK 345 in 1999. The increase in external net sales in 2001 and 2000 was primarily attributable to an increase in the number of subscribers. The total number of subscribers increased by 25,000 to 288,000 in 2001 as compared to 263,000 subscribers in 2000.

      A total of 61 million SMS messages were sent in 2001, an increase of 22 million messages, or 56 percent, over 2000 and in 2000 39 million SMS messages were sent, an increase of 16 million messages, or 70 percent over 1999.

      Telia expects to further increase its subscriber base in Denmark with the expansion of its GSM 900 services, which Telia believes will enhance its opportunities to offer competitive prices and new services in Denmark.

Finland

      External net sales from mobile telephony in Finland were SEK 648 million in 2001, an increase of SEK 284 million, or 78 percent, over external net sales of SEK 364 million in 2000 and in 2000 external net sales increased by SEK 294 million, or 420 percent, over external net sales of SEK 70 in 1999. The increase in external net sales in 2001 and 2000 was primarily attributable to an increase in the number of subscribers.

      The total number of subscribers increased by 90,000 to 239,000 in 2001 as compared to 2000 and in 2000 the total number of subscribers increased by 116,000 to 149,000 as compared to 1999. In 2001 the success of Telia’s dual prepaid card and a significant marketing campaign in Finland were the main factors driving growth. In 2000 Telia signed a roaming agreement with Radiolinja that enabled Telia to offer nationwide coverage for its GSM services.

      A total of 57 million SMS messages were sent in 2001, an increase of 29 million messages, or 104 percent, over 2000 and in 2000 a total of 28 million SMS messages were sent, an increase of 24 million messages, or 600 percent, over 1999.

Business Solutions

      Telia’s Business Solutions unit markets and sells products and services such as PBXs and network-based switchboard functions that combine fixed and mobile functionality, known as Centrex. Net sales by Business Solutions have remained stable between 2000 and 2001 and decreased between 1999 and 2000.

Telia Networks

      The following table sets forth net sales for Telia Networks by source for the periods indicated:

	Year ended December 31,

	1999(1)	2000	2001

	(SEK in millions)
Retail:
Sweden:
Fixed telephony:
Fixed charges	N/A	7,489	7,749
Domestic calls	N/A	5,875	5,126
International calls	N/A	1,047	680
Calls to mobile telephones	N/A	3,363	3,101
Other calls	N/A	654	779
Total call charges	N/A	10,939	9,686
Other	N/A	1,320	1,664

Total fixed telephony	N/A	19,748	19,099

Network capacity	N/A	1,571	1,652
Customer premises equipment	N/A	574	573
Data communications, information technology services and other	N/A	2,541	2,432

Subtotal	N/A	4,686	4,657

Other Nordic countries(2)	N/A	1,044	926
Baltic region	N/A	29	14
Rest of Europe	N/A	16	106

Subtotal	N/A	1,089	1,046

Total Retail	N/A	25,523	24,802

Wholesale:
Sweden:
Fixed telephony	N/A	1,591	1,812
Network capacity	N/A	776	1,136
Other	N/A	301	1,002

Subtotal	N/A	2,668	3,950

Other Nordic countries	N/A	188	407

Total Wholesale	N/A	2,856	4,357

Total external sales	30,164	28,379	29,159
Intra-group sales	8,664	9,403	4,906

Total sales	38,828	37,782	34,065

(1)	Telia is unable to provide historical financial data relating to net sales for the year 1999 other than on an aggregate basis due to internal restructurings carried out during 2001 which resulted in changes to Telia’s reportable segment structure.

(2)	Net sales in other Nordic countries include net sales from Telia Finland of SEK 274 million for the year 2000 and net sales of SEK 213 million until the divestiture of Telia Finland in June 2001.

      The following table sets forth selected operational data for Telia Networks for the periods indicated:

	Year ended December 31,

	1999	2000	2001

Sweden:
Fixed telephony, PSTN subscriptions (thousands)	5,889	5,783	5,663
of which, household customers	3,919	3,868	3,841
of which, business customers	1,970	1,915	1,822
Fixed telephony, ISDN channels (thousands)	630	838	922
of which, household customers	53	99	121
of which, business customers	577	739	801
Fixed telephony, calls (millions of minutes)
Domestic calls	35,200	31,360	26,533
International calls	560	520	503
Calls to mobile telephones	1,490	1,590	1,744
Connected broadband ADSL for ATM (thousands)	7	8	9
Connected broadband ADSL/LAN via Service Providers (thousands)	1	7	47
Denmark:
Fixed telephony, prefix and contract customers, Denmark (thousands)	209	232	264

      External net sales by Telia Networks increased in 2001 to SEK 29,159 million as compared to external net sales of SEK 28,379 million in 2000 and decreased in 2000 as compared to external net sales of SEK 30,164 million in 1999. The increase in external net sales in 2001 was primarily due to the transfer of materials from Telia Networks to an associated company, Telefos, relating to network infrastructure as well as to the half-year effect on sales of the acquisition of Powercom A/S in the middle of 2001 which was partially offset by the half-year effect of the divestment of Telia’s fixed line operations in Finland. Excluding these effects, sales were essentially unchanged between 2000 and 2001. Continued growth in the wholesale business and higher sales of value-added services partially compensated for reduced traffic revenues in the Swedish retail market. The decline in external net sales in 2000 was primarily due to lower tariffs as well as the effects of carrier pre-selection.

Retail

      External net sales in the retail market decreased three percent in 2001 to SEK 24,802 million from external net sales of SEK 25,523 million in 2000.

Retail in Sweden

      In Sweden, external net sales in the retail market decreased three percent in 2001 to SEK 23,756 million from external net sales of SEK 24,434 million in 2000. The decrease in external net sales in the retail segment was primarily attributable to reduced fixed traffic volumes in Sweden. Total fixed telecommunications traffic in Sweden decreased by 4,827 million minutes, or 15 percent, in 2001 as compared to 2000 and in 2000 by 3,840 million minutes, or 11 percent, as compared to 1999.

      External net sales from fixed telephony in Sweden decreased to SEK 19,099 million in 2001, or three percent, from SEK 19,748 million in 2000.

      The decrease in external net sales from fixed telephony was primarily due to the effects of carrier pre-selection, which came into effect in Sweden on September 11, 1999 for national long distance, international and fixed-to-mobile calls. The introduction of pre-selection and lower per minute tariffs resulted in a decrease in traffic revenues of approximately 12 percent between 2000 and 2001. Despite the effects of pre-selection, most of Telia’s customers remained subscribers for access services with Telia, and the decrease in traffic revenues was partially offset by an increase in the monthly fee for fixed telephony services, leading to a three percent increase in subscription sales in 2001 to SEK 7,749 million from SEK 7,489 million in 2000. On average, the price levels for fixed telephony services in Sweden decreased between 1999 and 2000 and were stable between 2000 and 2001.

      Local loop unbundling so far has not had a significant effect on Telia’s net sales in 2000 or 2001.

      The number of PSTN subscriptions decreased two percent in Sweden to 5,663,000 subscriptions in 2001 from 5,783,000 subscriptions in 2000 and PSTN subscriptions decreased 1.8 percent in 2000 from 5,889,000 subscriptions in 1999. The most significant declines in PSTN subscriptions were among businesses, where subscriptions decreased five percent in 2001 from 2000 and nearly three percent in 2000 from 1999, primarily driven by the trend in certain customer segments for customers to substitute their fixed subscriptions for mobile subscriptions. The number of PSTN subscriptions among retail subscribers was also affected negatively by young subscribers choosing to have only a mobile subscription rather than both a mobile and a fixed subscription.

      The decline in PSTN subscriptions was to some extent compensated for by an increase in the number of ISDN channels in Sweden, which rose by 84,000, or ten percent, to 922,000 channels in 2001 and by 208,000 channels in 2000, or 33 percent, from 630,000 channels in 1999. Demand for ISDN channels was particularly strong in the retail market in Sweden during 2001 and 2000.

      Demand for value-added services was strong in 2001. Sales of caller identification, TeleSvar voicemail, telemeetings and videoconferences increased 26 percent to SEK 1,664 million in 2001 over 2000. Sales of network capacity to businesses in Sweden also increased five percent in 2001 over 2000.

      Sales of data communications and other information technology services were SEK 2,432 million in 2001, a four percent decrease from 2000. The data communications market has been characterized by heavy price pressure and intense competition.

Retail Outside Sweden

      Net sales in the retail market in Denmark increased two percent to SEK 713 million in 2001 over external net sales of SEK 699 million in 2000. The increase was primarily attributable to an increase in the number of subscribers in 2001 and the higher level of broadband service provided to business subscribers.

Wholesale

      External net sales in the wholesale market increased by 53 percent in 2001 to SEK 4,357 million from external net sales of SEK 2,856 million in 2000. Excluding the effects of the transfer of materials from Telia Networks to Telefos and the acquisition of Powercom, the increase in net sales in 2001 as compared to 2000 was 19 percent.

Wholesale in Sweden

      External net sales from wholesale of fixed telephony mainly refer interconnection traffic, which increased by 14 percent in 2001 to SEK 1,812 million from net sales of SEK 1,591 million in 2000. The increase in 2001 was primarily attributable to the effects of carrier pre-selection, which resulted in an increase in the demand for Telia’s network from other operators that provided connectivity to retail users.

      External net sales of network capacity increased by 46 percent in 2001 in Sweden to SEK 1,136 million from external net sales of SEK 776 million in 2000. The increase in 2001 was primarily attributable to the effects of carrier pre-selection, which resulted in an increase in the demand for Telia’s network capacity from other operators in Sweden.

      During 2001, a total of 208,000 broadband connections where delivered in Sweden, including 40,000 to external service providers. At the end of 2001 a total of 250,000 customers in Sweden where connected to Telia’s broadband network via ADSL/LAN, an increase of 495 percent over 2000. The increase in 2001 and 2000 was primarily attributable to the development of Telia’s broadband access services both internally to customers of Telia Internet Services as well as to external Internet service providers.

Wholesale Outside Sweden

      The acquisition of the Danish infrastructure company Powercom in 2001 resulted in a 116 percent increase in wholesale revenue from Denmark, amounting to SEK 407 million in 2001 as compared to SEK 188 million in 2000.

Telia Internet Services

      The table below sets forth net sales for Telia Internet Services by source for the periods indicated:

	Year ended December 31,

	1999(1)	2000	2001

	(SEK in millions)
Sweden:
Internet access	N/A	1,396	1,820
Internet services	N/A	35	136
Cable television	N/A	666	786
Other	N/A	47	60
Other Nordic Countries:	N/A	357	486

Total external sales	2,018	2,501	3,288

Intra-group sales	471	292	17

Total sales	2,489	2,793	3,305

(1)	Telia is unable to provide historical financial data relating to net sales for the year 1999 other than on an aggregate basis due to internal restructurings carried out during 2001 which resulted in changes to Telia’s reportable segment structure.

      The following table sets forth selected operational data for Telia Internet Services for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in thousands, except as
	indicated)
Sweden:
Dial-up Internet access subscriptions	598	687	747
of which, residential customers	501	576	617
of which, business customers	97	111	130
Traffic, dial-up access (millions of minutes)	5,330	7,072	7,117
Broadband and cable television:
ADSL/LAN access	2	27	194
Fixed access (ProLane)	1	2	3
Cable television subscriptions	1,348	1,358	1,378
of which, broadband Internet users	3	22	48
Denmark:
Dial-up Internet access subscriptions	67	78	89
Cable television subscriptions	170	175	179
of which, broadband Internet users	11	30	58
Total Nordic dial-up Internet access subscriptions	665	765	836
Total Nordic broadband Internet access subscriptions	17	81	303

Total Nordic Internet access subscriptions	682	846	1,139

      External net sales by Telia Internet Services increased in 2001 to SEK 3,288 million, or 31 percent, from external net sales of SEK 2,501 million in 2000 and in 2000 external net sales increased 24 percent from SEK 2,018 million in 1999. The increase in 2001 and 2000 was primarily attributable to strong demand for Internet access accounts, particularly broadband access.

Internet accesses

      External net sales of Internet accesses increased to SEK 1,959 million in 2001, or 31 percent, from external net sales of SEK 1,488 million in 2000.

      The total number of broadband subscribers increased by 222,000, or 274 percent, to 303,000 subscribers in 2001 from 81,000 subscribers in 2000. In 2001 and 2000 the demand for broadband access remained strong in the residential segment and demand within the business segment also showed significant increases. Dial-up subscriptions increased by 60,000 in Sweden, or nine percent, to 747,000 subscribers in 2001 from 687,000 subscribers in 2000 and in 2000 dial-up subscriptions increased 15 percent from 598,000 subscriptions in 1999. A growing number of Telia’s subscribers have upgraded their fixed line connections to ISDN or broadband service in 2001 and 2000, principally to obtain faster Internet access. The introduction of new broadband services, including a virtual private IP-based network, IP-VPN, also contributed to the increase in demand for broadband services in Sweden in 2000.

      At the end of 2001, Telia had a total of 1,139,000 Internet access subscribers, an increase of 35 percent from 846,000 subscribers in 2000 and in 2000 the total number of Internet access subscribers increased 24 percent from 682,000 subscribers in 1999. In Denmark the number of Internet access subscribers increased 36 percent to 147,000 in 2001 and in 2000 the number of Internet access subscribers increased 38 percent from 78,000 in 1999.

      During 2000, Telia launched ProLane, a dedicated access service which offers business subscribers high capacity broadband connections and superior reliability. While demand for ProLane and Telia’s other broadband accesses tailored for the business segment have steadily increased, Telia continues to face intense competition in the business segment of the broadband market, which has led to substantial price pressure. Telia’s principal competitors in the business segment of the broadband market include TeleNordia, Song Networks, Bredbandsbolaget and Utfors. Competition among broadband providers in the business segment is currently based primarily on price, although Telia expects that in the future that competition will be based to a large extent on quality of service.

Internet services

      External net sales from Internet services increased to SEK 139 million in 2001, or 297 percent, from external net sales of SEK 35 million in 2000. The increase in 2001 was primarily attributable to strong demand for Telia’s hosting, streaming and portal services.

      The main source of revenue from Internet services in 2001 and 2000 was from fees charged for Telia’s hosting and streaming services. To a lesser extent, Telia derived revenue in 2001 and 2000 from its portal services, primarily through advertising revenue and transaction fees for content and other services. Telia plans to continue to consolidate its portal services into an integrated consumer-oriented portal which will serve principally as a support function for Telia’s access services with less emphasis on product development.

Cable television

      External net sales from cable television increased to SEK 1,129 million in 2001, or 21 percent, from net sales of SEK 929 million in 2000 million. The increase in sales was primarily attributable to higher average revenue per property owner, increased number of digital television subscribers and increased use of pay-per-view services.

      In Sweden, where most of the network is digitalized, the number of television subscribers increased to 1,378,000 in 2001, or 1.4 percent, from 1,358,000 subscribers in 2000 and in 2000 the number of television subscribers increased 0.7 percent from 1,348,000 subscribers in 1999.

      In Denmark, as of December 31, 2001, the number of cable television subscribers connected directly via cable amounted to 179,000, an increase of 2.3 percent from 175,000 in 2000, and in 2000 the number of subscribers connected directly via cable increase by three percent from 170,000 in 1999. The number of cable television subscribers connected via satellite dishes amounted to 430,000 subscribers at year-end 2001.

Telia International Carrier

      The following table sets forth net sales for Telia International Carrier for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)

	(pro forma)
Total external sales	2,374	3,124	3,652
Intra-group sales	1,327	944	980

Total sales	3,701	4,068	4,632

      The table below sets forth selected operational data for Telia International Carrier for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in thousands, except as
	indicated)
Fiber network, Europe (kilometers)	4,070	13,000	16,000
Fiber duct installation, Europe (kilometers)	1,900	5,300	10,000
Fiber network, United States (kilometers)	—	18,000	18,000
Telephony, traffic minutes (millions of minutes)	2,451	2,911	3,997

      External net sales by Telia International Carrier increased in 2001 to SEK 3,652 million, or 17 percent, from external net sales of SEK 3,124 million in 2000 and in 2000 external net sales increased 32 percent from SEK 2,374 million in 1999. The increase in external net sales in 2001 and 2000 was primarily attributable to increased sales of network capacity and infrastructure and increased IP traffic.

      As of December 31, 2001, Telia’s Viking Network was comprised of 18,000 kilometers of fiber optic network in the United States and 16,000 kilometers in Europe. The carrier market remained turbulent in 2001. The entry of a considerable number of new competitors and delays in the expansion of broadband services in the retail market has created overcapacity and strong price pressure in some areas.

      During 2000 and 2001, increased sales from higher traffic volumes were offset to a large extent by significantly lower prices, resulting in fairly stable revenues.

      Network capacity net sales increased during 2000 and 2001, despite high competition and a weakening market. The growth was explained primarily by the completion of the Viking Network, which enabled Telia International Carrier to provide international capacity services produced in its own network, and increased sales force efficiency. There is also a trend among customers to purchase network capacity instead of infrastructure, due to the relatively high upfront costs for the customer related to the equipment necessary to activate acquired infrastructure. A small share of revenue is derived from large corporations that operate their own internal networks.

      Net sales from IP traffic refer to wholesale of IP-Transit, IP-Server co-location, IP-VPN and IP Connect at speeds of 2 Mbps and up to 2.5 Gbps. For IP connectivity and transit pricing, Telia offers two pricing options: a flat rate for a defined access speed, and a variable rate based on the actual volume transferred. Net sales from IP traffic increased during 2000 and 2001, which is primarily due to a stable price level and increased traffic in Eastern Europe, which was partly offset by significant price decreases in Western Europe.

      Although sales of infrastructure decreased because many customers elected instead to purchase capacity, revenue from infrastructure increased during 2000 and 2001, which is primarily attributable to the continuing recognition of IRU contracts, increased revenue from operation and maintenance contracts and also sales of new infrastructure.

      Net sales from other services refer mainly to co-location, that is, services permitting carriers to extend and expand their networks by housing their own computing and telecommunications equipment, such as routers and servers, inside Telia International Carrier’s secure premises. Net sales from co-location increased during 2000 and 2001, although from a small base level.

Telia Holding

      External net sales of the Telia Holding business unit were SEK 3,072 million in 2001, a decrease of SEK 2,985 million, or 49 percent, from external net sales of SEK 6,057 million in 2000 and in 2000 external net sales decreased 13 percent from external net sales SEK 6,966 million in 1999. The decrease in external net sales in 2001 was primarily attributable to the divestiture of Telia’s non-core business operations, which were formerly a part of the Telia Holding business unit.

Operating Expenses

      The following table sets forth Telia’s operating expenses by function and the percentage change in operating expenses for the periods indicated:

	Year ended December 31,			Change

	1999	2000	2001	1999/2000	2000/2001

	(SEK in millions)			(%)
Production(1)	31,206	33,028	40,435	5.84	22.43
Sales	6,508	8,277	8,738	27.18	5.57
Administration	6,809	6,485	7,902	(4.76)	21.85
Research and development	1,570	1,564	1,303	(0.38)	(16.69)

Total	46,093	49,354	58,378	7.07	18.28

(1)	Production includes all costs for services and products sold as well as for installation, maintenance, service and support.

      The following table sets forth Telia’s operating expenses by type of cost and the percentage change in operating expenses for the periods indicated:

	Year ended December 31,			Change

	1999	2000	2001	1999/2000	2000/2001

	(SEK in millions)			(%)
Total goods and services purchased	15,269	15,456	18,822	1.22	21.78
Personnel expenses	13,891	14,507	13,158	4.43	(9.30)
Depreciation, amortization and write-downs	7,521	8,012	13,921	6.53	73.75
Other expenses	9,412	11,379	12,477	20.9	9.65

Total	46,093	49,354	58,378	7.07	18.28

      Telia’s operating expenses increased in 2001 to SEK 58,378 million as compared to SEK 49,354 million in 2000 and in 2000 as compared to SEK 46,093 million in 1999. The increase in 2001 was primarily attributable to a write-down in the carrying value of Telia International Carrier in the amount of SEK 3,027, and higher depreciation. Excluding these effects, operating expenses increased 6.3 percent. The costs of goods and services increased primarily as a result of the need to purchase network maintenance and support service from the Orbiant Group following divesture of such operations in 2001 as part of Telia’s refine and focus initiative. This divestiture also led to reduced personnel and personnel expenses. The increase in 2000 was primarily attributable to a 27 percent in sales costs and six percent increase in costs for services and products sold.

      Advertising costs were SEK 444 million, SEK 452 million and SEK 417 million in 1999, 2000 and 2001, respectively.

      The following table sets forth the major components of Telia’s personnel costs and percentage change therein for the periods indicated:

	Year ended December 31,			Increase/decrease(-)

	1999	2000	2001	1999/2000	2000/2001

	(SEK in millions)			(%)
Personnel expenses:
Salaries and remuneration	9,184	9,543	8,852	4	(7)
Social security expenses	2,895	3,055	2,614	6	(14)
Pension costs	1,051	901	613	(14)	(32)
Other personnel costs	761	1,008	1,079	32	7

Total	13,891	14,507	13,158	4	(9)

Average full-time equivalent employees	29,546	30,307	24,979	3	(18)
Headcount at year end	30,643	29,868	17,149	(3)	(43)

      Telia’s total personnel expenses decreased by 9.3 percent in 2001 from 2000 and in 2000 personnel expenses decreased by 4.4 percent over 1999. The decrease in personnel expenses in 2001 and 2000 was primarily attributable to the divestiture of Telia’s non-core business carried out during 2001 and 2000 as part of Telia’s refine and focus initiative. Telia reduced the number of its employees by approximately 13,000, or 43 percent, from 30,000 employees to 17,000 employees since the fall of 2000 as part of its refine and focus initiative.

Depreciation, Amortization and Write-downs

      The following table sets forth Telia’s depreciation, amortization and write-down expense distributed among functions for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)
Production	7,011	7,325	13,061
Sales	259	343	366
Administration	214	283	467
Research and development	37	61	27
Other operating expenses	131	210	54

Total	7,652	8,222	13,975

      The following table sets forth Telia’s total depreciation, amortization and write-down expense for the periods indicated, according to the following types of fixed assets:

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)
Goodwill	180	656	1,403
Other intangible assets	156	212	340
Buildings and land improvements	110	102	142
Fixed networks	4,552	4,473	8,061
Mobile networks	1,103	1,158	1,807
Other machinery and equipment	1,551	1,621	2,222

Total	7,652	8,222	13,975

      Telia amortizes goodwill according to original useful lives determined for each asset individually, but normally not longer than ten years. In addition, Telia reassesses goodwill annually to determine if additional write-downs are required. Amortization periods for mobile and fixed telephony licenses equal the period of the license. Other intangible fixed assets are amortized according to their useful lives generally over a period of five to ten years.

      Depreciation, amortization and write-down expense was SEK 13,975 million in 2001, an increase of 70 percent from SEK 8,222 million in 2000, and in 2000 depreciation, amortization and write-down expense increased seven percent from SEK 7,652 million in 1999. The increase in depreciation and write-downs in 2001 was mainly due to write-down in the carrying value of Telia International Carrier in the amount of SEK 3,027 due to adverse conditions in the international carrier market as well as broadband expansion and capacity reinforcement of fixed networks in Sweden, expansion of the carrier network and the full-year effect of amortization of goodwill from the acquisition of NetCom.

Other Operating Revenues and Expenses

      The following table sets forth the components of other operating revenues and expenses for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)
Other operating revenues:
Capital gains	353	8,031	1,347
Exchange rate gains	57	161	183
Other revenues	366	776	288

Total	776	8,968	1,818

Other operating expenses:
Capital losses	(18)	(27)	(572)
Exchange rate losses	(7)	(43)	(152)
Other expenses	(1,556)	(405)	(588)

Total	(1,581)	(475)	(1,312)

Net effect on income	(805)	8,493	506

      Other operating revenues were SEK 1,818 million in 2001, a decrease of SEK 7,150 million from operating revenues of SEK 8,968 in 2000. Other operating revenues in 2000 were primarily comprised of capital gains from the initial public offering of Eniro and the sale of fixed telephone operations in Norway. Other operating revenues in 2001 were primarily comprised of capital gains from the sale of real estate properties and the sale of Telia’s 91 percent interest in the Orbiant Group.

      Other operating expenses were SEK 1,312 million 2001, an increase of SEK 837 million over other operating expenses of SEK 475 million in 2000, and in 2000 other expenses decreased SEK 1,106 million from SEK 1,581 million in 1999. Other operating expenses in 2001 were comprised of capital losses from the sales of Telia Internet Inc. and Telia Iberia and of costs for winding up Telia’s satellite business.

Income from Associated Companies

      The following table sets forth the effect on Telia’s income from its share of earnings after tax in it associated companies for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)
Share in net income for the year	992	(879)	(903)
Amortization and write-down of goodwill	(672)	(549)	(2,285)
Capital gains	403	231	9,324

Net effect on income	723	(1,197)	6,136

      Telia’s income from associated companies increased to SEK 6,136 million in 2001 from a loss of SEK 1,197 million in 2000, primarily as a result of divestures of companies that reported negative results in 2001, such as Tess, Eircom and Scandinavia Online. Income from associated companies was also negatively affected by the write-down of SEK 1,820 million relating to Telia’s holding in Netia during 2001. As a result of this write-down, Telia currently records the carrying value of its investment in Netia at zero and no longer records its share of Netia’s losses in its consolidated financial statements.

Operating Income

      Telia’s operating income decreased with more than 54 percent to SEK 5,460 million in 2001 and, in 2000, the operating income increased to SEK 12,006 million from SEK 5,946 million in 1999.

Segment Reporting of Underlying EBITDA and Operating Income

      Telia’s management uses underlying EBITDA and operating income as the principal measures for monitoring profitability in internal operations. Underlying EBITDA consists of EBITDA (earnings before interest, taxes, depreciation and amortization) net of items not reflecting the underlying business operations and excluding income from associated companies. Management believes that, besides operating income, underlying EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, underlying EBITDA is presented to enhance the understanding of Telia’s historical operating performance. Underlying EBITDA, however, should not be considered as an alternative to operating income as an indicator of our operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      For illustrative purposes following table sets forth the relationship between underlying EBITDA and operating income for the Telia Group for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)
Underlying EBITDA	14,059	13,087	12,915
Depreciation, amortization and write-downs	(7,652)	(8,222)	(13,975)
Items not reflecting the underlying business operations	(1,184)	8,338	384
Income from associated companies	723	(1,197)	6,136
Operating income	5,946	12,006	5,460

      The following table sets forth items not reflecting the underlying business operations.

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)
Phase-out of operations(1)	—	—	(478)
Personnel redundancy costs	(722)	—	—
Certain pension-related items	189	854	88
IPO/integration expenses	(226)	(144)	—
Year 2000 compliance	(604)	—	—
Capital gains/losses(2)	179	7,628	774

Total	(1,184)	8,338	384

(1)	Excluding depreciation, amortization and write-downs.

(2)	Excluding associated companies.

      Items not reflecting the underlying business operations for 2001 included capital gains from the divested operations and the winding up of the satellite business. Such items in 2000 include capital gains from the initial public offering of Eniro and the sale of other operations.

      The following table sets forth underlying EBITDA, operating income and underlying EBITDA margin and operating income margin for Telia, its four business areas and Telia Holding for the periods indicated:

	Year ended December 31,

	1999	2000	2001

Underlying EBITDA (SEK in millions):
Telia Mobile	3,407	3,285	4,705
Telia Networks	11,534	11,515	11,710
Telia Internet Services	(561)	(1,201)	(970)
Telia International Carrier	634	(423)	(1,569)
Telia Holding	1,557	1,535	265
Other group-wide	(2,512)	(1,624)	(1,226)

Total	14,059	13,087	12,915

Underlying EBITDA margin (%):
Telia Mobile	27.2	20.5	23.7
Telia Networks	29.7	30.5	34.4
Telia Internet Services	(22.5)	(43.0)	(29.3)
Telia International Carrier	17.1	(10.4)	(33.8)
Telia Holding	8.2	8.1	2.5
Other group-wide	— (1)	— (1)	— (1)
Total	27.0	24.2	22.6

(1)	The underlying EBITDA margins for other group-wide is not meaningful for any of the periods indicated.

	Year ended December 31,

	1999	2000	2001

Operating income (loss) (SEK in millions):
Telia Mobile	2,347	1,506	1,632
Telia Networks	5,976	6,761	3,854
Telia Internet Services	(753)	(1,307)	(1,649)
Telia International Carrier	500	(641)	(5,159)
Telia Holding	1,051	6,773	7,403
Other group-wide	(3,175)	(1,086)	(621)

Total	5,946	12,006	5,460

Operating income margin (%):
Telia Mobile	18.7	9.4	8.2
Telia Networks	15.4	17.9	11.3
Telia Internet Services	(30.2)	(46.8)	(49.9)
Telia International Carrier	13.5	(15.7)	(111.4)
Telia Holding	5.6	35.7	69.3
Other group-wide	— (1)	— (1)	— (1)
Total	11.4	22.2	9.5

(1)	Operating income margin for other group-wide is not meaningful for any of the periods indicated.

      Telia’s underlying EBITDA decreased one percent to SEK 12,915 million in 2001 as compared to 2000. The decrease in 2001 was due to the divestiture of non-core operations carried out as part of Telia’s refine and focus initiative. In 2001, underlying EBITDA for Telia’s core operations increased by ten percent. Telia’s underlying EBITDA decreased seven percent to SEK 13,087 million in 2000 as compared to underlying EBITDA of SEK 14,059 million in 1999. The decrease in 2000 was primarily due to higher subscriber acquisition costs in mobile operations, investments in broadband access and services in the consumer market in Sweden and the expansion of Telia’s Viking Network.

Telia Mobile

      Underlying EBITDA for Telia Mobile was SEK 4,705 million in 2001, an increase of SEK 1,420 million, or 43 percent, from underlying EBITDA of SEK 3,285 million in 2000 and in 2000 underlying EBTIDA decreased by four percent from SEK 3,407 in 1999. The increase in 2001 was primarily due to continued subscriber growth, particularly among prepaid subscribers, and increasing traffic per subscriber in mobile operations. While pre-paid subscribers in general generate significantly lower average revenue per user than contract customers, they are also significantly less expensive to acquire as customers. Underlying EBITDA also improved in 2001 as a result of the full year effect of the acquisition of NetCom which occurred in June 2000. The decrease in underlying EBITDA in 2000 was primarily attributable to higher costs associated with the ramping up of operations in Finland and Denmark and higher subscriber acquisition costs due in large part to high dealer commissions relating to the strong increase in the number of subscribers in the first half of 2000.

      Depreciation, amortization and write-downs was SEK 3,385 million in 2001, an increase from 1,965 in 2000, mainly due to the full year effect of amortization of goodwill from the acquisition of NetCom and write-down of technology platforms for mobile portals. In 1999, the depreciation and amortization was SEK 1,189 million. Income from associated companies totaled SEK 361 million, SEK 166 million and SEK 119 million in 2001, 2000 and 1999, respectively. Items not reflecting the underlying business operations were SEK (49) million, SEK 20 million and SEK 10 million 2001, 2000 and 1999, respectively. Operating income totaled SEK 1,632 million, SEK 1,506 million and SEK 2,347 million 2001, 2000 and 1999, respectively.

      In Sweden, underlying EBITDA in the mobile telephony operations increased by 24 percent to SEK 5,132 million in 2001 and in 2000 underlying EBITDA increased two percent from SEK 4,059 million in 1999. Underlying EBITDA margin increased 6.4 percentage points to 44.4 percent in 2001 and in 2000 underlying EBITDA margin decreased 4.1 percentage points to 38.0 percent. The increase in underlying EBITDA and underlying EBITDA margin in 2001 was primarily attributable to continued subscriber growth, higher traffic per subscriber and low churn. The decrease in underlying EBITDA margin in 2000 was primarily attributable to a six percent decrease in average prices during the year and costs for subscriber acquisition.

      In Norway, underlying EBITDA in the mobile telephony operations increased by 193 percent to SEK 1,381 million in 2001. Underlying EBITDA margin increased 3.8 percentage points to 32.0 percent in 2001. The increase in underlying EBITDA and underlying EBITDA margin in 2001 and 2000 was primarily attributable to the acquisition of NetCom which occurred in June 2000 and to continued subscriber growth and higher traffic per subscriber.

      In Denmark, underlying EBITDA in the mobile telephony operations decreased from SEK negative 475 million to SEK negative 602 million in 2001 and underlying EBITDA in Finland improved from SEK negative 494 million to SEK negative 412 million in the same period. The decrease in Denmark was primarily attributable to restructuring costs and write-downs of telephone inventories. The increase in Finland was primarily attributable to subscriber growth.

Telia Networks

      Underlying EBITDA for Telia Networks was SEK 11,710 million in 2001, an increase of SEK 195 million, or two percent, from underlying EBITDA of SEK 11,515 million in 2000 and in 2000 underlying EBITDA remained unchanged from 1999. Underlying EBITDA margin increased 3.9 percentage points to 34.4 percent in 2001 and in 2000 underlying EBITDA margin increased 0.8 percentage points from 29.7 percent in 1999. In addition, in 2001 underlying EBITDA and underlying EBITDA margin increased primarily as a result of increased efficiency measures.

      Depreciation, amortization and write-downs were SEK 5,422 million, SEK 4,786 million and SEK 4,985 million in 2001, 2000 and 1999, respectively. The increase in 2001 was mainly due to broadband expansion and capacity reinforcement in the fixed network. Income from associated companies was a negative SEK 2,363 million, negative SEK 1,309 million and SEK 100 million in 2001, 2000 and 1999, respectively. The result in 2001 was affected by write-down of goodwill in Netia and of this company’s higher deficit. Items not reflecting the underlying business operations were negative SEK 71 million, SEK 1,341 million and negative SEK 673 million in 2001, 2000 and 1999, respectively. The result in 2000 was affected by capital gains from divestment of the fixed network operations in Norway. Operating income totaled SEK 3,854 million, SEK 6,761 million and SEK 5,976 million in 2001, 2000 and 1999, respectively.

Telia Internet Services

      Underlying EBITDA for Telia Internet Services was negative SEK 970 million in 2001, as compared to underlying EBITDA of negative SEK 1,201 million in 2000 and negative SEK 561 million in 1999. Underlying EBITDA was negatively affected by substantial investment in the development of Telia’s broadband services and its Internet portals. Furthermore, prices and intense competition continued to exert significant pressure on earnings for Telia Internet Services in 2001 and 2000. The improvement, in underlying EBITDA in 2001 was primarily attributable improved efficiency in subscriber support, as well decreased expenditures relating to the development of broadband services.

      Depreciation, amortization and write-downs were SEK 606 million, SEK 191 million and SEK 189 million in 2001, 2000 and 1999, respectively. The increase in 2001 was mainly due to write-down of portal platforms and to the conversion of the cable television networks to broadband Internet. Income from associated companies totaled negative SEK 45 million, negative SEK 21 million and SEK 0 million in 2001, 2000 and 1999, respectively. Items not reflecting the underlying business operations were negative SEK 28 million, SEK 106 million and negative SEK 3 million in 2001, 2000 and 1999, respectively. Operating income totaled negative SEK 1,649 million, negative SEK 1,307 million and negative SEK 753 million in 2001, 2000 and 1999, respectively.

Telia International Carrier

      Underlying EBITDA for Telia International Carrier was negative SEK 1,569 million in 2001, a decline from underlying EBITDA of negative SEK 423 million in 2000 and, in 2000, underlying EBITDA declined from SEK 634 million in 1999. The decrease in underlying EBITDA in 2001 and 2000 was primarily attributable to the build-up phase to complete the Viking Network and the establishment of local market organizations. In 2001, Telia International Carrier added SEK 296 million in bad debt expense, including a net provision for doubtful receivables of SEK 229 million.

      Depreciation, amortization and write-downs was SEK 3,589 million, SEK 199 million and SEK 134 million in 2001, 2000 and 1999, respectively. The increase in 2001 was mainly due to write-down of the carrying value of the business area with SEK 3,027 million. Income from associated companies was SEK 0 million, negative SEK 20 million and SEK 0 million in 2001, 2000 and 1999, respectively. Operating income totaled negative SEK 5,159 million, negative SEK 641 million and SEK 500 million 2001, 2000 and 1999, respectively.

Financial Net

      The following table sets forth financial income and expense items for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(SEK in millions)
Earnings from financial investments:
Dividends	53	14	1
Capital gains	23	10	4
Write-downs	—	—	(147)

Total	76	24	(142)

Other financial revenues:
Interest on financial leases	499	598	600
Other interest income	227	864	964
Exchange rate gains	29	85	129

Total	755	1,547	1,693

Other financial expenses:
Interest expenses	(783)	(1,742)	(2,168)
Capitalized interest	—	19	81
Exchange rate losses	(14)	(137)	(116)

Total	(797)	(1,860)	(2,203)

Net effect on income	34	(289)	(652)

      Telia’s financial net was negative SEK 652 million in 2001, a decline from negative SEK 289 million from 2000, and, in 2000, financial net declined from SEK 34 million in 1999. The decline in 2001 and 2000 was primarily attributable to interest paid on loans raised to acquire NetCom in Norway in June 2000.

Taxes

      Telia recorded income tax expense of SEK 2,917 million in 2001, an increase from the SEK 1,447 million in 2000, and, in 2000, income tax expense decreased from SEK 1,754 million in 1999. In 2001, the effective tax rate was affected by capital gains from the dispositions of businesses described in “— Results of Operations — Financial Net” above, the write-down of the Telia International Carrier, non-deductible losses incurred by Telia International Carrier and non-deductible depreciation of goodwill. Telia has been subject to a tax audit of its operations for the year 2000, the results of which have not been finalized. In the course of this review, the Swedish tax authorities are monitoring Telia’s operations and reviewing selected portions of Telia’s tax returns for the year 2001.

Liquidity and Capital Resources

      The following table sets forth selected cash flow data for the periods indicated.

				Six months ended
	Year ended December 31,			June 30,

	1999	2000	2001	2001	2002

	(SEK in millions)
Cash flow from operating activities	10,715	10,152	10,416	2,810	4,701
Cash flow from investing activities	(10,701)	(37,121)	3,632	(2,678)	(4,094)

Operating cash flow	14	(26,969)	14,048	132	607

Cash flow from financing activities	1,005	26,818	(6,608)	(405)	(6,535)

Cash and cash equivalents, opening balance	543	1,575	1,437	1,437	8,923
Cash flow for the period	1,019	(151)	7,440	(273)	(5,928)
Exchange rate difference in cash and cash equivalents	13	13	46	43	32

Cash and cash equivalents, closing balance	1,575	1,437	8,923	1,207	3,027

      Telia’s principal source of liquidity is cash generated from operations. Telia’s liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance of its facilities, to expand its business should management deem that such an expansion is in the interest of shareholders, to fund Telia’s working capital requirements and to make dividend payments. Telia’s cash flow from operations was generally stable in each of 1999, 2000 and 2001. Telia did not have significant operating cash flow (which consists of the sum of cash flow from operating activities and cash flow from investing activities) for the year ended December 31, 1999. The acquisition of NetCom contributed significantly to Telia’s negative operating cash flow for the year ended December 31, 2000. In the year ended December 31, 2001, divestitures brought in cash totaling SEK 15,631 million, which contributed to strongly improved operating cash flow for that year and enabled the amortization of loan debt. Cash settlement of a number of large divestitures at the end of 2001 resulted in a significant increase in cash and cash equivalents.

      Improvement in cash flow from operating activities and planned decreases in investment led to an operating cash flow of SEK 607 million in the first half of 2002, compared to SEK 132 million in the first half of 2001. Divestments affected the operating cash flow positively with SEK 1,038 million for the six months ended June 30, 2002 and positively with SEK 5,660 million for the same period in 2001.

      Cash flow from operating activities was SEK 10,416 million in 2001, an increase of SEK 264 million as compared to SEK 10,152 million in 2000. Cash flow from operating activities decreased by SEK 563 million for the year ended December 31, 2000, from SEK 10,715 million in 1999. Cash flow from operating activities was SEK 4,701 million for the six months ended June 30, 2002, an increase of 67 percent from cash flow of SEK 2,810 million for the same period in 2001.

      Cash flow from investing activities was SEK 3,632 million in 2001, a significant increase as compared to cash used in investing activities of SEK 37,121 million in 2000. This change was due principally to the sale of businesses and shareholdings as described in “OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF TELIA — Recent Acquisitions, Investments and Divestitures.” Cash used in investing activities increased by SEK 26,420 million in 2000, from SEK 10,701 million in 1999. This increase was mainly a result of the acquisition of NetCom in June 2000. Cash flow from investing activities in the six months ended June 30, 2002 was negative SEK 4,094 million as compared to the negative SEK 2,678 million for the same period in 2001.

      Cash used in financing activities was SEK 6,608 million in 2001, compared to cash provided by financial activities of SEK 26,818 million in 2000. Cash provided by financing activities was SEK 1,005 million in 1999. This change was primarily due to generally higher capital expenditures and investment levels, in particular the acquisition of NetCom in June 2000. In the last couple of years, Telia’s relative cost of borrowing on debt financing has generally increased due to the more negative view of the telecommunications sector. Cash used in financing activities for the six months ended June 30, 2002 was SEK 6,535 million for the six months ended June 30, 2002, as compared to cash used in financing activities of SEK 405 million for the same period in 2001.

      Telia believes that its bank credit facilities and open-market financing programs are sufficient for its present liquidity requirements. Telia has the following four primary means of external borrowing:

Committed Facility

•	Bank Credit Facility. Telia has a committed $1,000 million revolving credit facility with a syndicate of banks that has a final maturity date of July 2003. As of June 30, 2002, Telia had not drawn any amounts under this facility.

Uncommitted Facilities

•	EMTN Program. Telia maintains a $3,000 million Euro Medium Term Note (“EMTN”) program. As of June 30, 2002, Telia had total borrowings equivalent to $1,196 million under its EMTN program, with an average term to maturity of approximately 3.1 years.

•	ECP Program. Telia maintains a $1,000 million Euro Commercial Paper (“ECP”) Program for short-term borrowings. Telia had no borrowings under the ECP Program as of June 30, 2002.

•	FTNs. Telia maintains a SEK 12,000 million Flexible Term Note (“FTN”) program. As of June 30, 2002, Telia had total outstanding borrowings of SEK 7,640 million under this program with an average remaining maturity of approximately 2.8 years. The FTN Program enables Telia to draw short-term and long-term loans in the form of either FTN-Certificates (short-term) or FTN-Bonds (long-term). The loans may be drawn in krona or euros with a maximum term to maturity of 15 years.

      Telia had cash and cash equivalents of SEK 3,027 million as of June 30, 2002. In addition, the aggregate principal amount Telia had available under its committed credit facilities amounted to approximately SEK 10,000 million as of June 30, 2002.

Contractual Obligations

      The table below sets forth certain information on Telia’s contractual obligations as of December 31, 2001:

			More than	More than
	Total		1 year	3 years
	Amount	Within	but within	but within	After
	Outstanding	1 year	3 years	5 years	5 years

	(SEK in millions)
Long-term loans	25,193	—	10,737	11,802	2,654
Short-term loans(1)	3,931	3,931	—	—	—
Operating leases(2)	14,693	1,680	2,281	1,696	9,036
Financial leases	362	60	138	91	73
License fees	619	62	124	124	309
Unconditional purchase obligations	528	528	—	—	—
Other contractual obligations	952	952	—	—	—

Total contractual cash obligations	46,278	7,213	13,280	13,713	12,072

(1)	Including short-term portion of long-term loans

(2)	Including rental payments for a development property in London, England, with a remaining leasing term of 33 years. Telia is investigating termination of the lease.

      Apart from the repayment of short-term and long-term loans in the amount of SEK 5,341 million in the first six months of 2002, Telia’s contractual obligations as of June 30, 2002 did not differ materially from those set forth in the table above.

      Telia had long-term loans amounting to SEK 20,933 million as of June 30, 2002. Of such amount, SEK 358 million was in the form of loans incurred through long-term financial leasing, foreign currency interest rate swaps and interest rate swaps. Further, SEK 13,532 million was in the form of other foreign currency loans and EMTN program loans. Finally, SEK 7,043 million was in the form of FTNs and other loans in SEK. Telia’s short term loans include loans from associated companies, short-term financial leasing, the ECP Program, short-term FTNs, the EMTN Program, loans and interest rate swaps. Operating leases concern primarily the lease of offices, land and computers.

      Telia’s total interest-bearing liabilities were SEK 31,482 million as of December 31, 2001 compared to SEK 37,567 million as of December 31, 2000, and SEK 19,303 million as of December 31, 1999. As of June 30, 2002 total interest-bearing liabilities were SEK 25,577 million.

      Certain of Telia’s bank loans, representing outstanding borrowings of SEK 2,559 million as of June 30, 2002, contain change-of-control clauses which will be triggered in the event the ownership of the Kingdom of Sweden in Telia falls below 50 percent. In such an event, which would include the completion of the exchange offer, the lenders under such agreements may, in certain circumstances, request that the loans be repaid in full. The triggering of such change-of-control clauses would not, however, represent an event of default under the loan agreements such that it would cause a cross-default with respect to Telia’s other outstanding debt. While Telia may seek waivers from its lenders regarding the utilization of such clauses, Telia may not succeed in obtaining such waivers with respect to all of its affected borrowing and the waivers may protect against these clauses being triggered in only limited circumstances.

      In general, Telia’s policy is to place debt at the parent company level. However, as of December 31, 2001, Telia’s wholly owned subsidiaries NetCom and Powercom had credit facilities in the aggregate principal amount equivalent to approximately SEK 2,700 million outstanding. During the first quarter of 2002, these facilities were prepaid in full. In addition, Suntel, a subsidiary of Telia based in Sri Lanka, had loans outstanding equivalent to approximately SEK 350 million as of December 31, 2001. Due to a weaker Sri Lankan rupee, Suntel’s loans were equivalent to approximately SEK 290 million as of June 30, 2002. Furthermore, as of December 31, 2001, Telia Overseas had liabilities of SEK 1,056 million that were classified as non-interest-bearing. During the first half of 2002 these liabilities were reclassified to interest-bearing liabilities. These liabilities were repaid in full during July 2002.

      The table below sets forth certain information on Telia’s other commercial commitments as of June 30, 2002:

			More than	More than
	Total		1 year	3 years
	Amount	Within	but within	but within	After
	Committed	1 year	3 years	5 years	5 years

	(SEK in millions)
Lines of Credit(1)	1,803	75	380	1,348	—
Credit and Performance Guarantees	586	71	198	150	167

(1)	A total of SEK 1,433 million has been utilized as of June 30, 2002.

      Telia has issued financial guarantees which, if exercised or called, would affect Telia’s liquidity. As of June 30, 2002, such guarantees amounted to SEK 586 million.

      On September 19, 2002, Svenska UMTS-nät, a 50-50 joint venture with Tele2, signed a SEK 11 billion term loan and revolving credit facility for the construction of its UMTS network infrastructure in Sweden. Telia and Tele2 have each severally but not jointly guaranteed up to a maximum of SEK 5.5 billion of the principal amount borrowed by Svenska UMTS-nät under the credit facility and have pledged their shares in Svenska UMTS-nät as security for such amount. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either Telia or Tele2 ceases to hold, directly or indirectly, 50 percent of Svenska UMTS-nät, unless the lenders provide their advance consent.

Credit Ratings

      On March 14, 2001, Moody’s downgraded Telia’s long-term debt rating to A-1 with a stable outlook and affirmed Telia’s short-term debt rating of Prime-1. On April 18, 2002, Standard & Poor’s lowered the rating for Telia’s long-term debt and short-term debt to A+ and A-1, respectively. Standard & Poor’s and Moody’s have each announced that Telia’s long-term and short-term ratings are subject to review for possible further downgrades due to Telia’s bid for Sonera. Should any of Telia’s debt ratings be downgraded further from their present levels, the relative cost of Telia’s debt financing will likely increase. The extent of any increase in Telia’s relative cost of debt financing which may result from a downgrade in any of Telia’s debt ratings is difficult to predict.

Capital Expenditures and Investments

      In 2001, Telia’s capital expenditures increased by 6.8 percent to SEK 17,713 million, as compared to SEK 16,580 million in 2000. The increase was primarily attributable to the expansion of the broadband network in Sweden, the Telia International Carrier network as well as to the expansion of capacity of the Nordic mobile networks. In addition, the increase in capital expenditures includes a fee of SEK 1,024 million for the UMTS license granted in Denmark in October 2001. Capital expenditures for the six months ended June 30, 2002 amounted to SEK 4,113 million, a decrease of 43 percent from investments of SEK 7,234 million for the same period in 2001.

      Capital expenditures with respect to Telia Networks in 2001 was SEK 6,767 million, an increase of SEK 1,623 million, or 31.6 percent, compared to SEK 5,144 million in 2000. Capital expenditures in Telia Networks increased in 2000 by SEK 1,389 million, or 37.0 percent, from capital expenditures of SEK 3,755 million in 1999. Including capital expenditures, investments in Telia Networks in 2001 totaled SEK 7,129 million. A significant portion of Telia’s capital expenditures in Telia Networks in 2001 and 2000 were attributable to the expansion of ADSL in Sweden and to capacity reinforcements of Telia’s fiber-optic backbone network in larger cities. Capital expenditures for Telia Networks for the six months ended June 30, 2002 amounted to SEK 2,057 million, a decrease of 28 percent from investments of SEK 2,862 million for the same period in 2001.

      The build-up phase of Telia’s international carrier network is nearly complete, and Telia intends to follow a more conservative investment policy in 2002. Investments in Telia’s international carrier network are expected to amount to approximately SEK 1,500 million in 2002. Capital expenditures for International Carrier for the six months ended June 30, 2002 amounted to SEK 438 million, a decrease of 80 percent from investments of SEK 2,237 million for the same period in 2001.

      Capital expenditures with respect to Telia Mobile in 2001 were SEK 4,341 million, an increase of SEK 2,074 million, or 91.5 percent, compared to capital expenditures of SEK 2,267 million in 2000. The majority of the investments were attributable to Telia’s UMTS license in Denmark and to capacity increases in existing networks. The increase in capital expenditures with respect to Telia Mobile in 2000 was SEK 651 million, or 40.3 percent, compared to SEK 1,616 million in 1999. Capital expenditures for Telia Mobile for the six months ended June 30, 2002 amounted to SEK 1,128 million, a decrease of five percent from investments of SEK 1,192 million for the same period in 2001.

      In 2001, Telia’s total investments decreased to SEK 20,735 million, or 56.6 percent, compared to SEK 47,742 million in 2000. This sharp decrease was primarily attributable to the SEK 22,758 million acquisition of the Norwegian mobile operator NetCom in June 2000. When adjusted for the NetCom acquisition, Telia’s investments in 2001 decreased by 17 percent compared to 2000.

      In 2001, Telia’s investments in its subsidiaries and associated companies included the following:

•	SEK 310 million investment in the Danish infrastructure company Powercom;

•	SEK 417 million investment increasing Telia’s interest in the Russian mobile operator MegaFon; and

•	SEK 250 million capital contribution to Svenska UMTS-nät AB, Telia’s UMTS joint venture in Sweden.

      For the six months ended June 30, 2002, total investments amounted to SEK 4,690 million, a decrease of 51 percent compared to total investments of SEK 9,613 million for the same period in 2001. Acquisitions accounted for SEK 577 million of total investments in the six months ended June 30, 2002, which investments consisted of limited capital infusions to associated companies.

Quantitative and Qualitative Disclosures About Market Risk

      Telia’s financial policy contains guidelines for interest rates and the average maturity of borrowings. The Telia group’s policy is that the duration of interest-bearing loans should be from six months to four years. The Telia group arrived at this duration interval by balancing the estimated running cost of borrowing and the risk of significant negative impact on earnings should there be a sudden, major change in interest rates. The basic goal is to optimize interest rate risk for the Telia group as a whole. The Telia group uses Swedish kronor as its accounting currency. The Telia group’s borrowings are therefore normally converted into or denominated in Swedish kronor, unless directly linked to the setting-up of international operations or similar events. If the available loan form does not directly reflect the desired loan portfolio structure in terms of interest or currency, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and foreign currency interest rate swaps. Foreign currency interest rate swaps relate to loans denominated in foreign currencies that are swapped into Swedish krona, and thus do not entail any currency risk.

      Telia typically uses its uncommitted facilities for its financing needs, since Telia normally has good access to those market facilities.

      Normally, borrowings denominated in foreign currencies are swapped into Swedish kronor, except for funds borrowed to finance the Telia group’s ventures outside of Sweden.

      The following table sets forth Telia’s portfolio of foreign currency interest rate swaps represented by the following currencies, including maturity dates, as of December 31, 2001:

	Maturities

						2007 and
	2002	2003	2004	2005	2006	later	Total

	(SEK in millions)
Foreign currency interest rate swaps, received:
Buy Euro	—	5,534	572	3,010	2,630	1,460	13,206
Buy British pound sterling	—	780	—	—	—	—	780
Buy Japanese yen	241	—	—	—	—	242	483

Total	241	6,314	572	3,010	2,630	1,702	14,469
Foreign currency interest rate swaps, paid:
Total	(222)	(5,669)	(532)	(2,679)	(2,621)	(1,620)	(13,343)

Net Position	19	645	40	331	9	82	1,126

      Borrowings by Telia Treasury had a present value of SEK 24,888 million as of December 31, 2001. The average cost of borrowings for 2001 was approximately 5.6 percent and the weighted average time to maturity of borrowings was approximately three years. The average cost of outstanding long-term and short-term borrowings as of the dates indicated was as follows:

	As of December 31,

	1999	2000	2001

Long-term borrowings (%)	5.68	5.81	5.62
Short-term borrowings (%)	4.72	4.38	5.03

      As of December 31, 2001, the Telia group had interest-bearing liabilities of approximately SEK 29 billion with a duration of approximately two years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately SEK 10 billion, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on Telia’s financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and the fact that the volume of loans may vary over time, thereby affecting the estimate. The fair value of the loan portfolio would, however, change by approximately SEK 520 million as of December 31, 2001 (SEK 530 million as of December 31, 2000), should the level in market interest rates make a parallel shift of one percentage point. This assumes the same volume of loans and a similar duration on those loans as of the year-end.

      The following table sets forth Telia’s portfolio of long-term and short-term borrowings (including accrued interest):

	As of December 31,		As of December 31,
	2000		2001

	Book value	Fair value	Book value	Fair value

	(SEK in millions)
Long-term loans	22,031	22,159	25,543	25,890
Short-term loans	13,462	13,483	4,030	4,044
Interest rate swaps, gains	(0)	(0)	(27)	(27)
Foreign currency interest rate swaps, gains	(837)	(425)	(1,187)	(1,187)
Interest rate swaps, losses	215	46	92	92
Foreign currency interest rate swaps, losses	0	0	61	61
Other currency derivatives (net losses)	199	191	75	75

Total (borrowings including derivatives)	35,070	35,454	28,587	28,948

      The Telia group has an operational need to net purchase foreign currency which exposes Telia to transaction exposure, primarily due to deficits in settlements for international telecommunications traffic and the import of equipment and supplies. The Telia group’s operational net transaction exposure is not significant at present, but it is expected to increase over time, as will its potential impact on Telia’s earnings. Assuming an operational net transaction exposure equivalent to that for the applicable year and provided that no hedging measures were taken, the negative impact on pre-tax income of the Telia group would be approximately SEK 300 million for the year 2001 and SEK 400 million for the year 2000 on a full-year basis if the Swedish kronor weakened by ten percentage points against Telia’s transaction currencies.

      The following table sets forth Telia’s portfolio of foreign exchange derivatives hedging loans, investments and operational transaction exposure represented by the following currencies, including maturity dates, as of December 31, 2001:

	Maturities

				2005
	2002	2003	2004	and later	Total

	(SEK in millions)
Sell Danish krona	5,938	39	—	—	5,977
Sell Euro	4,706	—	—	—	4,706
Sell Norwegian krone	1,210	105	—	—	1,315
Sell U.S. dollar	1,077	—	—	—	1,077
Sell British pound sterling	537	—	—	—	537
Sell Czech koruna	276	—	—	—	276
Sell Latvian lat	83	—	—	—	83
Sell Polish zloty	38	—	—	—	38
Sell Swiss franc	16	—	—	—	16
Sell Hong Kong dollar	4	—	—	—	4
Sell Hungarian forint	1	—	—	—	1

Sell Total	13,886	144	—	—	14,030

Buy Euro	(14,794)	—	—	—	(14,794)
Buy Norwegian krone	(3,956)	—	—	—	(3,956)
Buy U.S. dollar	(1,111)	(1)	(1)	—	(1,113)
Buy Danish krona	(109)	—	—	—	(109)

Buy Total	(19,970)	(1)	(1)	—	(19,972)

Net Position	(6,084)	143	(1)	—	(5,942)

      Telia Treasury is responsible for group-wide financial risk management, including netting and pooling of capital requirements and payment flows. Telia Treasury also seeks to optimize the cost of financial risk management, which in certain cases may mean that, for example, an intercompany transaction is not replicated with an identical transaction outside the Telia group. Telia Treasury is mandated by the Telia board of directors to take certain positions in the money markets and currency markets. Those risk mandates are clearly defined, and the impact on earnings of deals made within those mandates is therefore not deemed to be substantial. Telia Treasury’s risk mandate in the currency markets is currently capped at the equivalent of a nominal plus or minus SEK 400 million. As of December 31, 2001, the risk mandate was not utilized.

      Telia’s conversion exposure has increased recently due to the relatively fast growth of Telia’s operations outside of Sweden. Telia does not typically hedge its conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely-convertible foreign currency of a country with smoothly-functioning financial markets.

      Net foreign assets, which is the sum of equity and goodwill from acquisitions, amounts as of December 31, 2001 to SEK 55,723 million (and as of December 31, 2000 to SEK 54,386 million). The positive impact on the Telia group’s equity would be approximately SEK 5.5 billion based on the exposure after hedges as of December 31, 2001, and approximately SEK 4.4 billion based on the exposure after hedges as of December 31, 2000, if the Swedish krona weakened by ten percentage points against the currencies related to net foreign assets. This impact on the Telia group’s equity does not include any potential negative impact due to Telia’s operational need to net purchase foreign currency.

      The Telia group employs derivatives in its financial management activities. Derivatives are primarily used to obtain the duration of interest desired on the loans within the portfolio, and the risk profile desired in foreign exchange dealings. Telia accepts only creditworthy counterparties for financial transactions such as interest rate and foreign currency swaps and other transactions in derivatives. Telia requires each counterparty to have an approved rating and an International Swaps and Derivatives Association, Inc. (ISDA) agreement.

The permitted exposure to each counterparty depends on the rating of that party. As of December 31, 2001, Telia group’s aggregate exposure to counterparties in derivatives was SEK 1,004 million, calculated as a net claim on each counterparty.

      The credit risk with respect to Telia’s trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. A suitable credit rating is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behavior and, if necessary, credit and business information derived from external sources. Bad debt expense in relation to consolidated revenues was 0.6 percent, 0.8 percent and 1.6 percent in 1999, 2000 and 2001, respectively.

Impact of the Euro

      Telia has been preparing for a transition to the euro since the autumn of 1998 should Sweden decide to join the European Union’s Economic and Monetary Union (EMU). Preparations include the administration of legal functions, such as a change in the currency of account, in the event that Sweden joins the EMU. Telia’s current commercially-related transaction exposure is predominantly related to U.S. dollars, although approximately 15 percent is related to currencies within the EMU. Management anticipates that some of Telia’s customers and suppliers will gradually replace the Swedish kronor with the euro as their currency of choice for contracts even for trade within Sweden, which will increase demands on Telia’s foreign exchange risk management.

Research and Development

      Telia recorded SEK 1,303 million in research and development expenses in 2001, compared to SEK 1,564 million and SEK 1,570 million in 2000 and 1999, respectively. For the six months ended June 30, 2002, research and development expenses amounted to SEK 541 million. Telia’s research and development is focused on the following areas:

•	mobile communications, networks and services;

•	Internet and electronic business services;

•	residential services; and

•	broadband services and networks.

      Telia’s research and development unit, Telia Research, was among the first companies in the world to develop services providing live video to mobile phones. One such service, called Arena, was first introduced in February 2001 at a hockey match in Lulea, Sweden. In collaboration with Ericsson, Lulea University of Technology and Lulea Hockey, Telia extended a live video feed via broadband on the mobile network to spectators at the hockey game. The project aims to create value for spectators at different sports and cultural events by providing them with the ability to choose a perspective from which to watch the event as well as additional on-demand information about an event.

      Telia Research has developed mobile services that offer identification and positioning technology, such as Gula Sidorna Nära Dig (a service that locates and guides users to businesses) and Yacht Positioning Nära Dig (a similar service tailored for boaters).

      Telia has also undertaken initiatives to develop services for mobile electronic commerce, including a concept for a mobile wallet, which uses a mobile phone as a connection to a debit account, and an intelligent shopping cart, which will display information on the price, contents and country of origin of goods and enable consumers to locate goods according to pre-set preferences.

      The Internet Protocol Quality of Services initiative is creating new services designed to support IP-based virtual private networks developed by Telia International Carrier. Telia’s routing optimization project is aimed at creating opportunities for Telia to support services with high-level requirements, such as telecommunications, television and radio broadcasting over the Internet.

      As of December 31, 2001, Telia had more than 500 patent “families” and over 1,300 patents and patent applications worldwide, none of which, individually, is material to Telia’s business. However, some of Telia’s subsidiaries have patents and other intellectual property that are material to their respective businesses. Although Telia’s intellectual property is, as a general matter, protected at a level in line with the standards of international telecommunications companies, Telia plans to continue to leverage its investment in research and development by seeking, where appropriate, international patent protection with respect to its innovations. There can be no assurance, however, that any patent, if granted, will not be invalidated, circumvented, opposed or canceled or that the steps taken by Telia to protect its rights will be adequate to prevent unauthorized use of its technology or to preclude competitors from developing products with features similar to its products. Since 1995, the number of patents held by Telia has doubled. Telia has filed approximately 60 to 80 priority patent applications per year.

Inflation

      Between 1997 and 2001, the Swedish annual inflation rate, measured as the change in consumer price index, varied between 0.6 percent and 2.9 percent. The Swedish central bank, Riksbanken, targets an inflation rate of 2.0 percent per year. Inflation in Sweden has not had a significant impact on Telia’s operating results. However, a portion of Telia’s operations, sales and production are performed in countries with rates of inflation higher or lower than that of Sweden. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

Critical Accounting Policies

      The following discussion and analysis of Telia’s financial condition and results of operations is based on Telia’s consolidated financial statements, which have been prepared in accordance with International Accounting Standards (IAS). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Telia bases these estimates on historical experience and various other assumptions that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Management believes that the following critical accounting policies affect the significant judgments and estimates used in the preparation of Telia’s consolidated financial statements:

•	revenues;

•	valuation of intangible and other long-lived assets;

•	provisions for pensions;

•	income taxes; and

•	litigation and contingent liabilities.

Revenues

      Telia’s recording of net sales are described in Note 6 to its consolidated financial statements. Telia maintains a reserve for doubtful receivables for estimated losses that result from the inability of Telia’s customers to make required payments. Telia bases its reserve on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends. If economic or specific industry conditions worsen beyond Telia’s estimates, Telia could increase its reserve by recording additional expense.

      Fiber and duct are sold as part of the operations of Telia’s international carrier business. Telia has decided to view these as integral equipment. Under the terms of the commercial agreements, title was not transferred to the lessee. The transactions are therefore reported as operating lease agreements. The contracted sales price is chiefly paid in advance and is recognized as revenue during the period of the agreement. Sales not recognized as revenue are reported as long-term liabilities and prepaid income. See also Note 27 to Telia’s consolidated financial statements.

      Within Telia’s international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Evenly balanced swap-deals and the non-cash part of unbalanced swap-deals are not recorded as revenue or expense in Telia’s consolidated accounts, as the contracts refer to assets of similar nature and value. Therefore, they are recognized based on the carrying value of the assets exchanged, rather than at fair value. In an unbalanced swap-deal, any cash paid is recorded as an asset and any cash received is recorded as deferred revenue. These amounts are recognized in operations over the term of the related contracts on a straight-line basis. In transactions where the monetary consideration received is at least 25 percent of the fair value of the exchange, and the fair value of the assets transferred is reasonably determinable, the exchange is treated as part monetary and part non-monetary. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. The value of the unfulfilled deliveries in a swap-deal is recorded as a current liability (net received) or a current receivable (net provided). The corresponding asset or deferred revenue is not amortized until delivery has occurred. As of December 31, 2001 and 2000, Telia had, through non-cash swapping, net received infrastructure and network capacity with a book value of SEK 334 million and SEK 519 million, respectively. As of June 30, 2002, Telia had net provided infrastructure and network capacity with a book value of SEK 1 million.

Valuation of Intangible and Other Long-lived Assets

      The following table presents Telia’s long-term assets as of December 31, 1999, 2000 and 2001, and as of June 30, 2002, respectively.

	As of December 31,			As of
				June 30,
	1999	2000	2001	2002

	(SEK in millions)
Intangible fixed assets	2,146	25,198	26,816	27,233
Tangible fixed assets	33,318	43,807	47,314	45,700
Financial fixed assets	18,023	22,335	20,784	19,695

Total long-lived assets	53,487	91,340	94,914	92,628

      The carrying value of intangible fixed assets is mainly attributable to goodwill and other intangible fixed assets arising from the acquisition of NetCom in June 2000. The carrying value of NetCom goodwill and other intangible fixed assets was SEK 23,425 million and 24,231 million on December 31, 2000 and 2001, respectively. On June 30, 2002 the carrying value was SEK 24,664 million. Other intangible fixed assets consist mainly of licenses, patents, administrative support systems and leaseholds.

      Tangible fixed assets mainly consist of fixed and mobile telecommunications equipment and related assets. See “— Income Taxes” below.

      Amortization and depreciation of intangible and tangible long-lived assets are based on the assets’ historical acquisition value, with appropriate adjustments for impairment and taking into account the estimated economic life of the assets. For assets acquired during a year, amortization and depreciation is calculated from the date of acquisition. Amortization and depreciation is mainly recorded on a straight-line basis. See also Note 11 to Telia’s consolidated financial statements.

      Financial fixed assets mainly consist of investments in associated companies, financial leasing receivables, operating leasing receivables and deferred tax assets.

      The carrying value of investments in associated companies is accounted for using the equity method. As of December 31, 2001 (see also Notes 16 and 41 to Telia’s consolidated financial statements) and as of June 30, 2002, the largest individual carrying values of investments in associated companies were as follows.

	As of	As of
	December 31,	June 30,
	2001	2002

	(SEK in millions)
Infonet Services Corporation	2,909	2,385
AB Lietuvos Telekomas (held through Amber Teleholding AB)	2,366	2,244
OAO Telecominvest (held through First National Holding S.A.)	878	747
OAO MegaFon (formerly, ZAO North-West GSM) (direct and indirect holdings)	582	497
UAB Omnitel (held through Amber Mobile Teleholding AB)	825	796

      Financial leasing receivables comprise information technology related equipment, including PABXs, personal computers and other office equipment leased to customers under financial leasing contracts. These assets are reported at the gross investment cost in the lease, less unearned financial revenues. Some of the leasing receivables have been securitized. Based on the terms of the securitization contracts, the leasing receivables have been included in the consolidated balance sheet. See also Note 27 to Telia’s consolidated financial statements.

      Telia reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, in which case Telia estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected cash flows is less than the carrying value of the asset, a write-down is recognized in an amount by which the asset’s carrying value exceeds the sum of the expected future cash flows, discounted with a discount rate determined by management.

      As a result of such impairment analysis, Telia during the year ended December 31, 2001 recorded write-downs amounting to SEK 5,425 million. Poor profitability in Telia International Carrier and surplus capacity in the industry led to a write-down of SEK 3,027 million attributed to telecommunications assets owned by the business area. Another SEK 1,820 million were related to all remaining goodwill in the associated company Netia Holdings S.A. due to the financial position of the company. In line with the refine and focus programs deployed, decisions were made to limit the number of Internet portal platforms, which resulted in write-downs of SEK 341 million. During the six-month period ended June 30, 2002, a writedown of SEK 137 million was recorded in the Internet services operations, due to economic obsolescence.

      In 2002, in light of the ongoing turbulence in the market, Telia undertook a comprehensive review of Telia International Carrier’s operations to clarify how the international carrier business can achieve a positive cash flow as quickly as possible. As a result of such review, which was completed in early September 2002, Telia has decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. At the conclusion of such review, Telia announced that it will write down the value of its fixed assets relating to its international carrier operations by approximately SEK 6.0 billion in the third quarter of 2002.

      Furthermore, Telia has tested its investment in NetCom for impairment. As a result, management estimates that grounds do not exist for recording writedowns in the financial statements as of December 31, 2001 or as of June 30, 2002. If the projections for future cash flows for any of Telia’s long-lived assets change as a result of changes in Telia’s business model or strategy, competitive pressures, or regulatory environment, Telia may have to recognize impairment charges on its intangible, tangible and financial long-lived assets.

      Carrying values of long-lived assets are also affected by the borrowing costs incurred to construct those assets. Telia’s accounting policy is to capitalize interest expenses related to long-lived assets under construction in progress. Capitalization of interest ends when construction is completed and the asset is taken into use. Subsequently, the capitalized amount will be charged to expense in the following years as part of the asset’s depreciation and amortization cost. Accordingly, accounting for interest expenses affects the determination of Telia’s results of operations in the periods when interest expenses are capitalized and when the capitalized amounts are amortized.

Provisions for Pensions

      Almost all of Telia’s employees in Sweden are covered by defined benefit plans. Provisions for these benefits represent obligations that will not be definitively settled until far in the future. Pension obligations are calculated annually, on the balance sheet date, based on actuarial principles. Telia’s obligations for defined benefit plans in Sweden are mainly secured by Telia Pension Fund. The assets of the fund, in all consisting of various marketable securities, constitute plan assets for pensions and are valued at fair market value. See also Note 21 to Telia’s consolidated financial statements.

      The most significant assumptions management makes in connection with calculation of pension benefit obligations are the discount rate used to calculate future obligations, expected annual adjustments to pensions, the expected annual rate of compensation increase, the expected employee turnover rate and the expected return on plan assets.

      The discount rate reflects the rates at which the pension benefits could be effectively settled, which means a period somewhere in between 15 and 30 years. Telia has chosen to base the estimated discount rate on the yields on Swedish government bonds, as management regards such a bond as a high-quality fixed-income investment currently available and expected to be available during the period to maturity of the pension benefits. However, the longest term of these bonds is 15 years. The yields for longer terms have been estimated from the current markets rates along the yield curve. The final decision on discount rates is then made after analyzing the relationship of the spread of the yields between Swedish government bonds and a benchmark of euro government bonds (which are available at terms longer than 15 years).

      Expected annual adjustments to pensions reflect the inflation rate. During the years 1997 to 2001 the Swedish annual inflation rate, measured as the change in consumer price index, varied between 0.6 percent and 2.9 percent. The Swedish central bank, Riksbanken, targets an inflation rate of 2.0 percent per year. Management has chosen to use the Riksbanken target rate.

      The expected annual rate of compensation increase reflects expected future salary increases as a compound of inflation, seniority and promotion. Management’s estimate is based on historical data on salary increases and on the expected future inflation rate. Historical data is also the basis for estimating the expected employee turnover rate, which reflects the expected level of employees leaving the company by natural attrition.

      The expected return on plan assets reflects the average rate of earnings expected on the investments made (or to be made) to provide for the pension benefit obligations that are secured by the pension fund. The asset portfolio is balanced primarily between equity and fixed income. The asset allocation is composed to give the expected return, based on historical data.

      Changes in these key assumptions may have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost.

Income Taxes

      As part of the process of preparing Telia’s consolidated financial statements, Telia is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from the different valuation of certain assets and liabilities in financial statements and tax returns. These differences result in deferred tax benefits and liabilities, which are included in Telia’s consolidated balance sheet. Management must also assess the likelihood that the deferred tax benefits will be recovered from future taxable income and to the extent management believes that recovery is not likely, these assets are recognized only in part or not at all. To the extent the likely recovery of deferred tax benefits changes, an expense or gain is included in the income tax account in Telia’s consolidated income statement for the relevant period.

      Significant management judgment is required in determining the provision for income taxes, deferred tax benefits and liabilities and the valuation of deferred tax benefits in particular.

      The total deferred tax liability on December 31, 2001 was SEK 6,940 million, chiefly referring to untaxed reserves recognized under Swedish tax legislation. The total deferred tax benefit amounted to SEK 3,001 million, offset by a valuation reserve of SEK 1,511 million. Hence, the net deferred tax liability on December 31, 2001 was SEK 5,450 million. On June 30, 2002, the total deferred tax liability was SEK 7,270 million and the total deferred tax benefit SEK 1,814 million, resulting in a net deferred tax liability of SEK 5,456 million.

      In the event that actual results differ from these estimates due to future changes in income tax legislation or results from final review of Telia’s tax returns by tax authorities, Telia may need to establish an additional valuation reserve or may need to decrease the valuation reserve already established. Both events would impact Telia’s income tax amounts in the consolidated financial statements for the relevant period.

Litigation and Contingent Liabilities

      Determination of the treatment of contingent liabilities in Telia’s consolidated financial statements is based on management’s view of the expected outcome of the applicable contingency. Management consults with legal counsel on matters related to litigation and other experts both within and outside Telia with respect to matters in the ordinary course of business. A provision is recognized if an adverse outcome is probable and the amount is estimable. If either the likelihood of an adverse outcome is remote or an estimate is not determinable, the matter is disclosed in the notes to Telia’s consolidated financial statements provided that the matter is material.

IAS compared with U.S. GAAP

      Telia’s consolidated financial statements have been prepared under IAS, which differs from U.S. GAAP in a number of respects. Telia has presented a quantitative reconciliation of its net income and shareholders’ equity as of and for the years ended December 31, 1999, 2000 and 2001, and the six months ended June 30, 2001 and 2002. See Note 39 of the notes to the consolidated financial statements and Note 23 of the notes to the unaudited condensed consolidated interim financial statements. The most significant difference between IAS and U.S. GAAP affecting Telia’s net income and shareholders’ equity during these periods are as follows:

Revenue recognition

      The SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (SAB 101) addresses revenue recognition under U.S. GAAP. Under this guidance, revenue earned from access, connection and similar fees should be recognized over the estimated life of the customer relationship. Also, SAB 101 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognize these costs over the life of the customer relationship. Under IAS, Telia recognizes this revenue and related costs when the services are provided and the related costs are incurred.

      Under U.S. GAAP, Telia has adjusted revenues to reflect the deferral of revenues and subsequent amortization over the estimated customer life of 7 years. Telia has elected not to defer any associated costs and expensed them as incurred, as permitted under U.S. GAAP.

Impairment charge

      At the end of 2001, Telia recorded an impairment charge under IAS relating to the impairment of its business area, Telia International Carrier. The business area was written down to its realizable value as determined by discounting the expected future cashflows. Under U.S. GAAP, the test for impairment uses the asset’s recoverable amount as determined using expected future undiscounted cashflows whereas under IAS the recoverability test uses discounted cashflows. The recoverable amount based on expected future undiscounted cash flows exceeded the carrying value and, hence, no impairment should be recorded under U.S. GAAP. Therefore, the impairment charge and the related valuation allowance for deferred tax under IAS was reversed.

Sale and leaseback

      In 1998, Telia sold its real estate business to external buyers, while Telia group companies stayed on as tenants. The profit from the divestiture was recognized as revenue in its entirety, under IAS, because the rental contracts are considered operating leases and the real estate was sold at market value. In 2001, two properties were divested on similar terms.

      U.S. GAAP has other requirements for recording earnings and in this case would not allow the immediate recognition of the entire surplus generated by the divestiture. The Telia group has retained more than an insignificant part but less than substantially all use of the real estate properties. If U.S. GAAP were applied during the period 1998-2012 and the period 2001-2013, that portion of the profit that exceeds the present discounted value of future gross rental payments at the time of divestiture would be recognized as revenue in proportion to the gross rental payments.

      Besides the leases, which extend 3-15 years depending on the type of property, no commitments or other circumstances exist that entail or are contingent on any future commitment to the real estate properties divested on the part of the Telia group.

Alecta funds

      In 2000, Alecta, a Swedish insurance company formerly called SPP, announced a refund of pension premiums paid. Part of the refund was repaid in cash and the remaining balance could be applied against future premiums, be paid in cash over several years, or be paid in a lump sum. IAS recognizes the entire refund, discounted, as revenue and with a corresponding receivable from Alecta. Under U.S. GAAP, only actual cash receipts can be recognized as revenue.

Goodwill

      Under IAS, Telia amortizes goodwill and other intangible assets. In accordance with FASB Statement No. 142 “Goodwill and Other Intangible Assets” (FAS 142), goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, Telia began applying the new accounting rules beginning January 1, 2002.

      The adoption of FAS 142 required Telia to perform an initial impairment assessment on all goodwill as of January 1, 2002. At this date, Telia had no other acquired indefinite lived intangible assets. During the second quarter assessments were completed for intangible assets for both Telia and its equity method investees. Telia did not recognize any impairment loss as a result of assessing impairment.

      As a result of adoption, Telia under U.S. GAAP realized a pre-tax benefit of approximately MSEK 915 related to reduced goodwill amortization in the first half of 2002.

Available-for-sale financial instruments

      In accordance with IAS, shares and participations are valued through 2000 at acquisition cost, or at a written down price if a decline in value is regarded as permanent. Under U.S. GAAP, publicly quoted shares and participations as well as bonds and other instruments regarded as available for sale are valued at fair value (marked to market). Changes in value are recorded as a separate item in equity and do not affect net income. Conformity between IAS and U.S. GAAP has been achieved in this respect by the application of IAS 39 “Financial Instruments: Recognition and Measurement” (revised 2000) (IAS 39) effective January 1, 2001.

Recently issued accounting pronouncements

      FASB Statement No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (FAS 143) was issued in August 2001. FAS 143 addresses financial accounting and reporting for the retirement obligation of an asset and states that companies should recognize the asset retirement cost, at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. FAS 143 will be effective for fiscal years beginning after June 15, 2002. Telia does not expect the application of FAS 143 to have a material effect on its U.S. GAAP earnings and financial position.

      In October 2001, FASB Statement 144 “Accounting for the Impairment of Disposal of Long-Lived Assets” (FAS 144) was issued. FAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed. The Statement became effective for fiscal years beginning after December 15, 2001. The adoption of FAS 144 did not have a material effect on Telia’s U.S. GAAP financial position, results of operations, or cash flows.

      FASB Statement No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (FAS 145) was issued in April 2002. FAS 145 rescinds FAS 4 “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, FAS 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” FAS 145 also rescinds FAS 44 “Accounting for Intangible Assets of Motor Carriers.” FAS 145 amends FAS 13 “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of FAS 145 related to the rescission of FAS 4 shall be applied in fiscal years beginning after May 15, 2002. Two provisions related to FAS 13 became effective for transactions occurring after May 15, 2002. All other provisions of FAS 145 shall be effective for financial statements issued on or after May 15, 2002. The application of FAS 145 did not or will not have a material effect on Telia’s U.S. GAAP earnings and financial position.

      In July 2002, FASB Statement No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146) was issued. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between FAS 146 and EITF 94-3 relates to FAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. FAS 146 states that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Telia does not expect the application of FAS 146 to have a material effect on its U.S. GAAP earnings and financial position.

      During 2001, the Emerging Issues Task Force (EITF) within FASB discussed the EITF 00-14 regulations “Accounting for Certain Sales Incentives,” EITF 00-22 “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” which in November led to the publication of EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” EITF 00-14, 00-22 and 00-25 are concerned with the extent to which different types of considerations or benefits to retailers or customers shall be recorded as reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations shall be applied for fiscal years beginning after December 15, 2001. Implementation of these regulations had no material effect on Telia’s revenue recognition under U.S. GAAP.

INFORMATION ABOUT SONERA

      Sonera is the leading provider of telecommunications services in Finland, one of the most sophisticated telecommunications markets in the world. Mobile communications, which accounted for approximately 55 percent of Sonera’s total revenue in 2001, is its principal area of focus. As of June 30, 2002, Sonera provided mobile communications services to approximately 2.5 million subscribers in Finland. In addition to being the leading mobile telecommunications provider in Finland, Sonera has also made investments in mobile operators and joint ventures in a number of other countries including Turkey, the Baltic States and Russia. In August 2002, Sonera acquired control in Fintur Holdings B.V., which as of June 30, 2002, had approximately 1.4 million mobile subscribers in certain Eurasian countries. Sonera has also committed substantial resources to the development of new services and applications for mobile communications as well as for data and media services.

      Sonera is also one of the leading providers of domestic local, long distance and international voice services in Finland. Sonera provides local voice services primarily in the more sparsely populated areas of eastern and northern Finland and a broad range of voice and data services to large corporate customers and small and medium enterprises, or SMEs, throughout Finland. Sonera also has significant investments in fixed line communications operators in the Baltic States. As of June 30, 2002, Sonera had approximately 0.7 million fixed network access lines in Finland.

      In 2001, Sonera recorded revenues of €2,187 million and an operating profit of €951 million (including non-recurring capital gains and other such items of €721 million). At December 31, 2001, Sonera had total assets of €8,794 million and total net debt of €3,268 million. For the six months ended June 30, 2002, Sonera recorded revenues of €1,084 million and an operating profit of €101 million (including capital gains of €369 million and capital losses of €463 million). At June 30, 2002, Sonera had total assets of €5,670 million and total net debt of €2,142 million.

Strategy

      Sonera is committed to taking decisive management action to ensure its financial strength and create value for its shareholders. Sonera’s strategic plan, adopted in the autumn of 2001, includes the following key elements:

•	seeking to provide more comprehensive solutions for business customers;

•	continuing to control its future financial exposure to its joint ventures that have been granted UMTS licenses, while continuing to provide managerial and technical assistance to help retain or increase the value of these investments, especially in Spain;

•	divesting selected non-core assets;

•	continuing to substantially decrease expenditure by its Service Businesses;

•	refocusing its organization using a new market-driven approach;

•	maintaining its position as the leading provider of telecommunications services in Finland;

•	reducing operating expenses through enhanced cost control and efficiency, and controlling capital expenditure; and

•	continuing to develop the value of its international investments.

      Management believes that these actions will ensure Sonera’s stable financial position and enable it to pursue carefully selected growth opportunities.

Seeking to Provide More Comprehensive Solutions to Business Customers

      Sonera wants to respond to its business customers’ changing needs by expanding its ability to provide its customers with comprehensive business solutions, including IT services, which are closely linked to Sonera’s existing communications services. In furtherance of this goal, Sonera is actively seeking international partners with expertise in the field of IT services. By partnering with established systems integrators and developers and providers of software and hardware, Sonera aims to offer corporate customers more comprehensive services that go beyond standard telecommunications services. Sonera aims not only to achieve incremental revenue growth by managing such services, but enhanced customer loyalty. In June 2002, for example, Sonera concluded a global cooperation agreement with Hewlett Packard whereby they agreed to cooperate in the areas of sales, research, product development and production with the aim of supplying the needs of the customers of both companies in the converging ICT (Information, Communication, Technology) market.

Continuing to Control its Future Financial Exposure to its UMTS Joint Ventures

      Sonera has taken a number of steps to limit its future financial exposure to its UMTS investments. Sonera has decided not to invest any additional funds in Group 3G, its German UMTS joint venture, and to limit its investments in Ipse 2000 S.p.A., its Italian UMTS joint venture, and Xfera Móviles S.A., its Spanish UMTS joint venture, to the minimum amount allowable under existing contractual commitments. In addition, in the second quarter of 2002, Sonera wrote down its investments in each of Group 3G and Ipse 2000 to zero as a result of changes in the circumstances relating to such companies’ business plans and operating environments. In July 2002, the board of directors of each of Group 3G and Ipse 2000 decided to halt commercial operations of the companies.

      In October and November 2001, Sonera entered into various agreements with Telefónica Móviles S.A., the other shareholder in Group 3G, pursuant to which it was agreed that Sonera would not be required to make any additional capital contributions to Group 3G. In Spain, the board of directors of Xfera agreed in October 2001 to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, Sonera’s existing capital commitment to Xfera of approximately €300 million through 2004. Xfera is also currently seeking to renegotiate the terms of its UMTS license as well as the performance guarantees related to that license. Sonera has also notified the board of directors of Ipse 2000 that it does not intend to provide any additional funding to Ipse 2000. Sonera is continuing to evaluate other strategic alternatives regarding its holdings in UMTS joint ventures, including the possible disposition of all or a portion of its interests in such companies.

Divesting Selected Non-Core Assets

      To reduce its debt and reallocate its assets Sonera has, among other things, implemented a program of divesting selected non-core assets. Sonera’s principal recent divestitures include:

•	During 2001 and the first three months of 2002, Sonera received total proceeds of approximately €1,470 million from the sale of approximately 72 million Deutsche Telekom shares. Additionally, Sonera received €724 million in cash from the sale of its holdings in VoiceStream and Powertel in May 2001.

•	In February 2002, Sonera completed the sale of its 23 percent holding in the Hungarian mobile operator Pannon GSM for €310 million.

•	In March 2002, Sonera completed the sale of its Sonera Info Communications directory assistance business for approximately €113 million.

•	In April 2002, Sonera sold an additional approximately 2.8 million Deutsche Telekom shares that it received pursuant to the exercise of its put option to sell its interest in EVW Holding, and received €43 million in cash proceeds.

•	In May 2002, Sonera completed the sale of its former wholly owned subsidiary Primatel Ltd. to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in total consideration of approximately €34 million. In addition, Primatel repaid loans to Sonera in June 2002 totaling approximately €9 million.

•	In May 2002, Sonera completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €114 million, of which €112 million has already been paid and the rest of the consideration will be paid over the next three years.

•	In June 2002, Sonera sold its 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to the Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million.

•	In July 2002, Sonera entered into a share purchase and subscription agreement to sell a slightly greater than 50 percent interest in SmartTrust AB, the principal operating subsidiary of Sonera SmartTrust Ltd, which is wholly owned by Sonera, to a group of private equity investors for a total consideration of €35 million. Of that amount, approximately €25 million will be paid to acquire new shares issued by SmartTrust AB and €10 million will be paid to acquire all of the series A preference shares of SmartTrust AB owned by Sonera. After the transaction is completed, Sonera’s interest in SmartTrust AB will decrease to below 50 percent and Sonera will account for its interest in SmartTrust AB under the equity method of accounting. The transaction is subject to regulatory approval, including antitrust clearance in several European jurisdictions, and is expected to be completed in the fourth quarter of 2002.

•	In August 2002, Sonera completed the sale of a 15 percent interest in its former wholly owned subsidiary, Sonera Zed, to Yahoo! Inc. The transaction was effected through a primary issue of new Sonera Zed shares to Yahoo!. Pursuant to the terms of the investment agreement, Yahoo! has the right to purchase up to 100 percent of Sonera Zed over the next two years, at a price to be determined by Sonera Zed’s operational performance. Yahoo! also has the right to sell its accumulated interest in Sonera Zed to Sonera by December 2003 at a maximum total consideration of €11 million.

      Sonera may continue to evaluate the potential divestiture of other non-core assets, including certain minority owned telecommunications operators outside of Finland and selected service businesses. Sonera expects that if carried out, these divestitures will help it to continue to reduce its current level of debt.

Substantially Decreasing Expenditure by Sonera’s Service Businesses

      Sonera plans to substantially reduce expenditure by its Service Businesses segment, which includes Sonera Zed, SmartTrust AB, Sonera Juxto, Sonera Plaza and Sonera Corporate R&D (formerly, New Communication Services). Sonera’s aim is to cut the underlying EBITDA loss of its Service Businesses segment to no more than €50 million in 2002. For the six months ended June 30, 2002, Sonera recorded an underlying EBITDA loss of €23 million from its Service Businesses segment, as compared to a loss of €155 million for the same period in 2001.

      In October 2001, Sonera announced plans to close down or sell the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, including the Netherlands, Turkey and the United States. Sonera Zed will focus on its operations in Finland, Germany, Italy, the Philippines, Singapore, Malaysia and the United Kingdom. Sonera Zed has recently rationalized its workforce to help it achieve its EBITDA targets.

      SmartTrust AB has been streamlining its operations since February 2001. Among other steps, Sonera SmartTrust Ltd. and SmartTrust AB have been reducing peripheral product development expenditures, cutting back on non-core marketing costs and rationalizing their workforce. In July 2002, Sonera entered into an agreement to sell a slightly greater than 50 percent interest in SmartTrust AB, the principal operating subsidiary of Sonera SmartTrust Ltd, to a group of private equity investors for a total consideration of €35 million. The transaction is subject to regulatory approval, including antitrust clearance in several European jurisdictions, and is expected to be completed in the fourth quarter of 2002.

      Sonera Juxto, which has experienced continued revenue and underlying EBITDA growth, will continue to serve the Finnish and Swedish corporate markets. Sonera Plaza will focus principally on the Finnish market to serve as an important distribution and marketing channel for its services. New Communication Services has been refocused to serve primarily as an internal corporate research and development unit and was renamed Sonera Corporate R&D in February 2002 to reflect its new focus. Nearly all technology ventures within Sonera Corporate R&D have or will be sold or are in the process of being closed down. Sonera also plans to substantially reduce capital expenditures in its Service Businesses. Sonera will also continue to consider various strategic alternatives for these businesses.

      Nonetheless, Sonera aims to retain the competencies it has developed through its Service Businesses, including the development and commercialization of wireless and Internet-based value-added services and secure transaction technologies, which are important for the long-term development of its business. Management expects that these kinds of services and technologies will play an important role in the development of the wireless Internet and third generation services, and management believes that Sonera’s existing competencies in these areas will help it to launch advanced mobile data and third generation services in the future.

Refocusing its Organization Using a New Market-Driven Approach

      Sonera will continue to refocus its organization using a more integrated and market-driven approach whereby its large corporate clients will be served by a single account manager selling all of its services instead of its earlier business-unit driven approach. The development of new services will also be driven more by actual market and customer needs and demand. Accordingly, Sonera has shifted its focus from developing and promoting individual products towards concentrating on the particular needs of its customers. To this end, Sonera has repositioned its business organization as of July 2002 into three main layers: Sales and Marketing, Products and Services, and Production and Networks. The Sales and Marketing layer is responsible for customer relationships for operations in Finland and for the overall profitability of customer segments or individual customers. The Products and Services layer is responsible for Sonera’s product portfolio and for the development of new and competitive products and services for the different customer segments. The Production and Networks layer is responsible for the mobile, backbone and local networks as well as for the availability of network services to satisfy customer demand. Most of Sonera’s business segments have been reorganized into these three layers, and will coordinate horizontally between each other to create a more unified and integrated business approach.

      Management believes that this reorganization will enable Sonera to make wider and more efficient use of its resources and know-how. The reorganization creates a more unified service offering for Sonera which is expected to facilitate customer interaction with Sonera and spur development in all its business units more clearly in line with customer needs. In addition, Sonera expects to be able to generate incremental revenues from the corporate customer segment through these efforts, including by means of cross-selling, and also expects to be able to create better leverage in its sales force, thereby reducing overall marketing expenditure.

      As a part of this reorganization, Sonera plans to simplify the legal structure of its Finnish operations by merging its wholly owned subsidiaries Sonera Plaza Ltd, Sonera Juxto Ltd and Sonera Telecom Ltd into Sonera Corporation by the end of 2002. Prior to the merger of Sonera Telecom into Sonera Corporation, Sonera plans to merge the Sonera Telecom subsidiaries Sonera Entrum Ltd, Sonera Gateway Ltd, and Sonera Solutions Ltd into Sonera Telecom. However, to comply with the European Commission clearance for the TeliaSonera merger, the network operations in Finland will be held in a separate legal entity apart from the corresponding retail activities.

Maintaining its Position as the Leading Provider of Telecommunications Services in Finland

      In the Finnish telecommunications market, Sonera seeks to maintain its position as the leading provider of telecommunications services. At the same time, it is working to improve the productivity and efficiency of these businesses.

      Sonera seeks to maintain its position as the leading mobile communications operator in Finland by stimulating usage through, among other initiatives: (1) focused customer segmentation, (2) introduction of new products and services, including advanced non-voice services, and (3) continued emphasis on strong retail distribution and high quality customer service. Sonera continues to seek to gain new subscribers, stimulate usage and maintain customer loyalty across its customer segments by providing a broad range of segmented products and service offerings. Examples include special pricing plans tailored to the usage patterns of different business and residential customers. Sonera also seeks to maintain its market leadership by being a forerunner in the development of advanced non-voice services, including a wide variety of value-added applications, for commercial use. Sonera continues to focus on maintaining the breadth and quality of its mobile distribution network, which has been integral to the growth of its mobile communications business. It also intends to continue to provide high quality customer service, largely through its customer call centers, which provide 24-hours-a-day, seven-days-a-week service and to develop self-service channels for routine questions and service ordering. Sonera has already launched nationwide GPRS services, and has opened the UMTS network for technical testing purposes and, assuming the availability of UMTS network infrastructure and handsets, plans to launch commercial third generation network services in Finland on a limited basis in the first quarter of 2003.

      Sonera seeks to maintain its strong position in the domestic fixed network telecommunications market in the face of increasing competition through, among other actions, offering customers more cost efficient and higher capacity fixed network access. Sonera continues to concentrate on providing top quality alternative access carrier service in the major cities in Finland, allowing it to market direct local access to large corporate customers and SMEs in those areas. Sonera is also focusing on expanding its ADSL services to Finnish customers.

Reducing Operating Expenses through Enhanced Cost Control and Efficiency, and Controlling Capital Expenditure

      Sonera seeks to reduce its operating expenditures through an enhanced cost control and efficiency program. Its program has included streamlining product development activities and an increased focus on outsourcing. Sonera has also downsized some of its units through reduced hiring, non-renewal of fixed-term contracts, early retirement, selective dismissals and layoffs. During the first half of 2002, Sonera’s average number of employees was 8,725, a decrease of 22 percent compared to the first half of 2001. At June 30, 2002, Sonera had a total of 7,472 employees, a decrease of 26 percent from December 31, 2001. This decrease in the first half of 2002 was largely due to Sonera’s sale of Primatel Ltd in May 2002, which reduced Sonera’s workforce by approximately 1,700 employees, and Sonera’s sale of Sonera Info Communications in March 2002, which reduced Sonera’s workforce by approximately 800 employees.

      Sonera is also aiming to better control its capital investment through careful management review of planned expenditure. Management believes that Sonera has a very high quality GSM network in Finland, which will require only limited upgrade investments in the coming years. Sonera does not intend to increase its overall capital investment budgets significantly as a result of the introduction of GPRS and UMTS services. Management also believes that Sonera Telecom’s capital expenditures as a percentage of revenues will decline slightly over the next few years.

Continuing to Develop the Value of Sonera’s International Investments

      Sonera plans to continue to participate actively in an effort to enhance the value of its international investments, in particular:

•	Turkcell, the leading mobile operator in Turkey;

•	Fintur Holdings B.V., which has majority stakes in GSM operators in Azerbaijan, Georgia, Kazakhstan and Moldova; in August 2002, Sonera completed the purchase of an additional 23.24 percent interest in Fintur from the Cukurova Group, raising its total holding in Fintur to 58.55 percent; as part of the transaction, certain loss making technology and media businesses formerly held by Fintur were sold to the Cukurova Group for a nominal amount;

•	its associated Baltic mobile and fixed line operators; and

•	OAO MegaFon (formerly known as ZAO North-West GSM) which merged with ZAO Sonic Duo and several regional GSM operators to form the first nationwide GSM operator in Russia.

      Management believes that these companies have significant growth potential. Therefore, Sonera will continue to provide such companies with strategic and technological assistance to upgrade their networks and to enable them to offer their customers a greater variety of value-added services. Sonera also plans to continue to make available its marketing and customer service expertise to these companies.

History

Overview

      Sonera originated as part of a state organization, the Telegraph Office of Finland, which was created shortly after the founding of the independent State of Finland in 1917 and was responsible for state telegraph operations. The Telegraph Office initially operated a fixed long distance network and a number of local fixed networks and was merged with another state organization, Post of Finland, in 1927 to form the Post and Telegraph Office of Finland, subsequently renamed Post and Telecommunications of Finland. As an administrative entity, the Post and Telegraph Office of Finland had a dual role as a telecommunications operator and as a regulator of the telecommunications market. In 1935, the Post and Telegraph Office of Finland became the only Finnish long distance and international call operator. The monopoly in long distance and international telephone services continued until 1992, when the Finnish Council of State began granting licenses to competing telephone operators. Practically all forms of national telecommunications services in Finland were opened to competition in 1994 when the market for the provision of domestic long distance and international telecommunications services was fully liberalized.

      As a first step towards making the structure of Post and Telecommunications of Finland more market-orientated, its supervisory functions were transferred to the Telecommunications Administration Centre (Telehallintokeskus), or TAC, established under the jurisdiction of the Ministry of Transport and Communications in 1987. On January 1, 1990, Post and Telecommunications of Finland became an unincorporated state-owned enterprise and its operations were separated from the state budget. On January 1, 1994, Post and Telecommunications of Finland was converted into a limited liability company, PT Finland, and its business operations and assets were divided into two principal business areas: postal services and telecommunications. PT Finland’s postal service operations and telecommunications operations were then transferred into newly-created corporations, Finland Post Ltd. and Telecom Finland, while certain non-core operations were transferred to other subsidiaries within PT Finland. After incorporation, the group started operating entirely on commercial terms.

      In December 1997, the Finnish Parliament approved a gradual and partial privatization of Telecom Finland. As part of the privatization program, PT Finland’s postal services and telecommunications operations were separated from each other by dividing PT Finland into separate telecommunications and postal services groups and placing Telecom Finland and some other subsidiary and associated companies of PT Finland under the telecommunications group. The demerger took effect on July 1, 1998.

The Demerger

      The demerger was effected principally to allow Telecom Finland Group plc (currently, Sonera Corporation) access to the international capital markets and thus to implement a capital structure better suited to its needs and prospects. The demerger was also prompted by the expectation that, as a separate company, Telecom Finland Group would be better able to focus on its distinctive strategic objectives, operational needs and philosophies, capital requirements, personnel needs and resources, product development and marketing policies.

      Upon the effectiveness of the demerger, the shares of Telecom Finland, Tieto Corporation (currently, TietoEnator) and PT Credit Ltd. (currently, Sonera Gateway Ltd.) and other assets and liabilities were transferred by operation of law to Telecom Finland Group plc, and the shares of Finland Post Ltd. and other assets and liabilities were transferred to Finland Post Group Ltd. After the completion of the demerger,

PT Finland ceased to exist, and the Finnish State, as the former sole shareholder of PT Finland, received all of the outstanding shares of Telecom Finland Group and of Finland Post Group.

Share Split and Name Change

      After the demerger, in a series of meetings of the shareholders of Telecom Finland Group plc, the articles of association of Telecom Finland Group plc were amended to provide for an increase in the number of shares through two share splits and a change to the name Sonera Group plc. In addition, it was resolved that the share capital of Telecom Finland Group plc be changed into euro denomination and the nominal value of the ordinary shares be dropped on the basis of a legislative amendment promulgated in connection with the introduction of the euro. These changes took effect on January 25, 1999. The name change was motivated primarily by the anticipated change in Sonera’s status from a state-owned company to a publicly owned corporation in connection with its initial public offering. In particular, management believed that its previous name gave the impression of the company as a Finnish telecommunications monopoly, which is neither representative of Sonera’s position in the Finnish telecommunications market nor reflective of its ongoing business strategy. In connection with the demerger, Sonera’s principal operating subsidiary, Telecom Finland, assumed the name Sonera Corporation on April 15, 1998, which name was subsequently changed to Sonera Ltd. in July 1998.

Merger of Sonera Group plc and Sonera Ltd.

      In February 1999, the board of directors of each of Sonera Group plc (presently, Sonera Corporation) and Sonera Ltd., a wholly owned subsidiary of Sonera Group plc, decided to merge Sonera Ltd. into Sonera Group plc, the stock exchange listed parent company of the consolidated group. The board of directors also decided to change the name of the combined entity to Sonera Corporation upon completion of the merger. The merger was completed on September 30, 1999 and the name change took effect on October 1, 1999.

Initial Public Offering

      Prior to November 1998, all of Sonera’s shares were owned by the Finnish State. In November 1998, the Finnish State sold 158,000,000 Sonera shares at the price of FIM 45 (€7.57) per share in an institutional offering in reliance on Rule 144A and Regulation S under the Securities Act of 1933 and in a retail offering in Finland. At the same time, Sonera issued 2,000,000 shares at the price of FIM 40.5 (€6.81) per share in an employee offering. In connection with the November 1998 offering, Sonera’s shares were listed on the Helsinki Exchanges.

Follow-on Offerings of Sonera’s Shares

      In October 1999, the Finnish State sold an additional 143,950,000 Sonera shares at the price of €23.75 per share, the sale of which reduced the Finnish State’s holding in Sonera’s shares to 57.9 percent. Approximately 50,000 investors participated in the retail offering in Finland, and more than 44,000 of them purchased shares with bonus rights. In October 2000, investors who participated in the bonus offering received, for no additional cost, an aggregate of approximately one million Sonera shares from the Finnish State. On March 7, 2000, the Finnish State sold an additional 22 million Sonera shares at the price of €92 per share to institutional investors on a private placement basis. The Finnish State currently holds 52.8 percent of Sonera’s outstanding shares. In June 2000, the Finnish Parliament authorized the Finnish Government to lower the Finnish State’s holding in Sonera to zero.

      In connection with the 1999 offering, Sonera applied for the quotation of its shares on the Nasdaq National Market in the United States. Trading in Sonera shares on the Nasdaq National Market commenced on October 13, 1999.

Rights Offering

      In December 2001, Sonera successfully completed a rights offering to its existing shareholders and ADS holders. Under the terms of the rights offering, shareholders were entitled to subscribe for one new share for every two shares they held at the time of the offering. Sonera issued a total of 371,767,243 new shares in the offering at a price of €2.70 per share. As a result, Sonera received a total of approximately €1,004 million before underwriting expenses, or €982 million after expenses and taxes, from the rights offering. The proceeds were used to reduce Sonera’s debt.

Description of Group Operations

Overview of Operations

      Sonera is organized into five segments:

•	Mobile Communications Finland;

•	International Mobile Communications;

•	Service Businesses, which consists of businesses that focus on the development and sale of technologically advanced products and services;

•	Sonera Telecom, which includes Sonera’s fixed network voice and data services and Sonera’s equipment sales businesses; and

•	Other Operations, which consists principally of intra-Group operations.

      As of July 2002, Sonera has repositioned its organization into three main layers: Sales and Marketing, Products and Services, and Production and Networks. The Sales and Marketing layer is responsible for customer relationships for operations in Finland and for the overall profitability of customer segments or individual customers. The Products and Services layer is responsible for Sonera’s product portfolio and for the development of new and competitive products and services for the different customer segments. The Production and Networks layer is responsible for the mobile, backbone and local networks as well as for the availability of network services to satisfy customer demand. Most of Sonera’s business segments have been reorganized into these three layers, and will coordinate horizontally between each other to create a more unified and integrated business approach.

      In addition, Sonera has significant interests in mobile and fixed line telecommunications operators outside of Finland from which Sonera derives equity income. See “ — Other Operations — International and Other Significant Investments.” The following chart sets forth Sonera’s revenues broken down by segment as a percentage of Sonera’s total revenues in 2001:

      International Mobile Communications and Other Operations each generated less than one percent of Sonera’s revenues in 2001.

      Sonera is primarily active in Finland and Eurasia and also holds minority interests in companies in Europe, the Baltic States, Turkey and Russia. In 2001, substantially all of Sonera’s revenues were derived from activities in Europe.

Significant Subsidiaries

      Sonera Corporation is the ultimate parent company of the Sonera Group and carries out Sonera’s domestic mobile telecommunications operations comprising its Mobile Communications Finland segment. Sonera’s International Mobile Communications segment focuses on managing and developing Sonera’s international GSM operating companies and UMTS joint ventures. The operations of Sonera’s Service

Businesses are carried out through the following significant subsidiaries: (1) SmartTrust AB, (2) Sonera Zed Ltd., (3) Sonera Plaza Ltd. and (4) Sonera Juxto Ltd. Sonera Info Communications Ltd, Sonera’s former significant subsidiary comprising Sonera’s directory services, was sold on March 27, 2002. In addition, Sonera plans on merging Sonera Plaza and Sonera Juxto into Sonera Corporation by the end of 2002 in order to simplify the legal structure of Sonera’s Finnish operations.

      The Sonera Telecom segment, which consists of Sonera’s fixed network voice and data services and Sonera’s equipment sales and construction and maintenance businesses, presently comprises the following significant subsidiaries: (1) Sonera Entrum Ltd, (2) Sonera Solutions Ltd, (3) Sonera Carrier Networks Ltd and (4) Telering Ltd. In May 2002, Sonera completed the sale of Primatel Ltd., its former wholly owned subsidiary providing telecommunications network construction and maintenance services. In addition, Sonera plans on merging Sonera Entrum, Sonera Solutions and Sonera Gateway into Sonera Telecom, and subsequently merging Sonera Telecom into Sonera Corporation by the end of 2002.

      The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sonera Corporation as of June 30, 2002:

			Revenues for
			the year ended
Name of Company	Domicile	Percentage Owned	December 31, 2001

			(in € millions)
Sonera Carrier Networks Ltd.	Helsinki, Finland	100.0	414.0
Sonera Entrum Ltd.(1)	Helsinki, Finland	100.0	404.9
Sonera Gateway Ltd.(1)(2)	Helsinki, Finland	100.0	58.8
Sonera Juxto Ltd.(3)	Helsinki, Finland	100.0	66.8
Sonera Plaza Ltd.(3)	Helsinki, Finland	100.0	43.6
SmartTrust AB(4)	Helsinki, Finland	100.0	33.4
Sonera Solutions Ltd.(1)	Helsinki, Finland	100.0	378.9
Sonera Telecom Ltd.(3)	Helsinki, Finland	100.0	5.9
Sonera Zed Ltd.(5)	Helsinki, Finland	100.0	9.5
Telering Ltd.	Helsinki, Finland	100.0	34.0
Unibase Ltd.	Helsinki, Finland	100.0	57.4

(1)	Sonera plans to merge Sonera Entrum, Sonera Gateway and Sonera Solutions into Sonera Telecom by the end of 2002.

(2)	In May 2002, Sonera completed the sale of Sonera Gateway’s financing business. Sonera Gateway still includes Sonera’s Gateway electronic transaction business.

(3)	Sonera plans to merge Sonera Juxto, Sonera Plaza and Sonera Telecom into Sonera Corporation by the end of 2002.

(4)	In July 2002, Sonera entered into an agreement to sell a slightly greater than 50 percent interest in SmartTrust AB.

(5)	In August 2002, Sonera sold a 15 percent interest in Zed.

      In August 2002, Sonera purchased an additional 23.24 percent interest in Fintur Holdings B.V., raising its total holding in Fintur to 58.55 percent. Fintur has majority interests in GSM operators in Azerbaijan, Georgia, Kazakhstan and Moldova.

Mobile Communications Finland

      Sonera is the leading mobile telecommunications operator in Finland. In 2001, Mobile Communications Finland generated revenues of €1,213 million, of which external revenues amounted to approximately 55 percent of Sonera’s total revenues for the period. Sonera offers digital mobile services through its GSM 900 and GSM 1800 networks and analog mobile services through its NMT 450 network. Additionally, Sonera began offering a GPRS service as a part of its GSM service in December 2000. Sonera’s market share of GSM subscriptions in Finland at the end of 2001 was greater than 60 percent. The aggregate penetration rate of digital and analog mobile communications services in Finland is estimated to be one of the highest in the world, having reached approximately 82 percent in June 2002.

      Sonera is one of three licensed providers of GSM 900 networks in Finland. Currently, Sonera’s GSM 900 network covers approximately 97 percent of Finland’s geographical area and 99.9 percent of its population. Sonera also holds one of four nationwide GSM 1800 network licenses. Sonera uses its GSM 1800 network as a cost-effective means of increasing the capacity of its GSM 900 network, predominantly in urban areas with significant amounts of mobile traffic. Sonera offers a dual band service that can utilize both Sonera’s GSM 900 and GSM 1800 networks through the use of dual band handsets. Sonera’s dual band zones cover over 70 percent of the Finnish population. Most of Sonera’s new subscriptions since the beginning of 2000 have been dual band. As of June 30, 2002, Sonera had approximately 2.5 million GSM subscriptions, representing a total market share of the GSM market in Finland of slightly below 60 percent. Of these, approximately 1.6 percent were pre-paid subscriptions.

      Sonera is the only provider of analog mobile services in Finland through its NMT 450 network. Sonera’s NMT 450 network covers approximately 99 percent of Finland’s geographic area and its population. NMT 450 mobile services will be discontinued on December 31, 2002 and Sonera stopped opening new NMT 450 subscriptions on August 15, 2001 due to decreased monthly usage of Sonera’s NMT 450 subscribers and the migration of NMT 450 subscribers to GSM services.

      Revenues from Mobile Communications Finland are generated from voice services, which include voice traffic revenues, connection fees, monthly subscription charges and non-voice services. Mobile Communications Finland’s voice service revenues also include revenues derived from service operators, which consist of operators in the Finnish market which manage their own customers but utilize Sonera’s network infrastructure, and some minor wireless services such as satellite services.

      Voice traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees, fixed line to mobile call charges and roaming fees from calls made by subscribers of foreign mobile network operators while in Finland and calls made or received outside of Finland by Sonera’s subscribers using another mobile operator’s network. Voice traffic revenues depend principally upon the total number of subscriptions, traffic volume, the mix of services utilized by subscribers and tariffs applicable to such services.

      Non-voice revenues include revenues from SMS messages, SMS-based content and transaction services, mobile data and other value-added services.

      Sonera markets its mobile services to residential customers under its Sonera IN marketing concept and to business customers under its mBusiness marketing concept.

      Sonera IN is a service package which offers comprehensive basic and supplementary mobile handset services. Sonera IN offers users basic mobile value-added services, including text messaging, voicemail, data and fax services and permits the user to activate his or her supplementary services on a self-service basis at a reduced cost. Sonera IN also provides users with access to high quality customer service through Sonera’s call centers, which provide 24-hours-a-day, seven-days-a-week service. In addition, Sonera IN offers a variety of supplementary services, which range from GPRS transmission capability to location based services and entertainment, such as games and chat. These supplementary services are grouped into nine product families according to their purpose.

      Sonera mBusiness services are dedicated business solutions for corporate and smaller business customers. The mBusiness product family provides integrated and customized solutions for enhancing companies’ operations, improving cost effectiveness and developing new lines of business. The mBusiness communications solutions comprise voice and numbering services, data and Internet services, text-message services, billing and cost management services and certain special services. The mBusiness voice and numbering services have been developed for corporate customers to improve the accessibility of employees. The data and Internet services allow the companies to employ wireless data transmission in a versatile manner on different terminal devices and with different types of access.

Voice Services

Subscriptions

      The table below sets forth selected subscription data for Sonera’s mobile services as of the dates specified:

	As of December 31,			As of June 30,

	1999	2000	2001	2001	2002

Subscriptions:
By type of service:
GSM	1,938,644	2,281,916	2,421,533	2,360,776	2,453,346
NMT	197,597	55,863	38,250	47,672	31,139
Service operators utilizing Sonera’s network	1,545	26,783	50,245	54,310	41,743

Total subscriptions	2,137,786	2,364,562	2,510,028	2,462,758	2,526,228

By type of subscription:
Business(1)	453,615	480,191	501,848	491,073	512,596
Residential(1)	1,682,626	1,857,588	1,957,935	1,917,375	1,971,889

Total subscriptions(1)	2,136,241	2,337,779	2,459,783	2,408,448	2,484,485

(1)	Business and residential subscriptions have been divided according to tax identification number. Service operator subscriptions are excluded.

      The growth in Sonera’s total mobile subscription base is due to the increase in the number of GSM subscriptions. The rapid increase in the number of Sonera’s GSM subscriptions since 1995 is attributable to a number of factors, including the quality and innovative nature of Sonera’s services, its active marketing, its introduction of targeted tariff packages and the increasing number of subscribers who have switched from NMT services to GSM services. During the past two years, Sonera’s subscriber growth has slowed down due to the high penetration levels in Finland of approximately 82 percent as of June 30, 2002. Sonera believes, however, that it has new means to grow revenue and profitability through initiatives such as new data services and cost-control programs, as well as through the continuing evolution of Finland as a wireless telecommunications environment in which many subscribers have more than one mobile connection. However, Sonera expects that the growth of its mobile subscriber base will continue to slow down in the future due to the high penetration rate and increased competition in the Finnish telecommunications market.

      Sonera also believes that it has one of the lowest churn rates for GSM services in Europe. “Customer churn” refers to GSM customer deactivations that occur either voluntarily, due, for example, to customers switching to a competing network or terminating mobile service altogether, or involuntarily, due, for example, to bill non-payment, but excludes cases in which the registered owner of the subscription changes but the user remains the same (as in the case where a person has his or her individual subscription transferred to a company subscription). Sonera’s annualized customer churn rate was 9.7 percent, 10.1 percent and 11.5 percent for the years ended December 31, 2000 and 2001 and the six months ended June 30, 2002, respectively. Sonera has sought to manage customer churn through customer loyalty programs, special offerings for targeted segments and high network quality. In addition, Sonera’s customer service, its computerized credit-checking procedures and the lack of handset subsidies in the Finnish market, have also contributed to Sonera’s low customer churn rate.

Traffic

      The table below sets forth selected traffic data for Sonera’s mobile services for the periods indicated:

	Year ended			Six months ended
	December 31,			June 30,

	1999	2000	2001	2001	2002

Total traffic (in millions of minutes)(1)	3,173	3,724	4,215	2,050	2,186
Average monthly minutes of use per subscription(2)	130	139	145	145	149

(1)	Includes outgoing mobile to mobile and mobile to fixed line calls and calls from subscribers of other operators roaming in Sonera’s network. Traffic generated by service operator subscriptions is excluded.

(2)	Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for Sonera’s services by the average number of subscriptions for the period divided by the number of months in the period. Service operator subscriptions and related traffic are excluded.

      Growth in total traffic on Sonera’s GSM network since 1999 is due to the growth in its GSM subscriber base as well as higher average monthly minutes of use per subscription. Continued traffic volume growth on Sonera’s GSM network will depend on a number of factors, including pricing and the availability of new services, general economic conditions, the overall mix of Sonera’s subscriptions and the level of competition for obtaining new subscriptions. In addition, Sonera believes that the growth of usage per subscription has partly offset increases in the number of lower volume residential subscribers to Sonera’s GSM services.

      Sonera’s NMT 450 network has experienced a continued decline in total traffic since 1995, attributable primarily to the steady decrease in the number of subscribers for these services. NMT 450 mobile services will be discontinued on December 31, 2002 due to decreased monthly usage of Sonera’s NMT 450 subscribers and the migration of NMT 450 subscribers to GSM services.

Interconnection

      Under Finnish telecommunications regulations, Sonera is required to provide interconnection to its mobile communications network for calls to and from competing domestic operators. See “— Regulation — Interconnection.” Pursuant to interconnection agreements with other operators with which Sonera’s mobile network interconnects, Sonera receives fees for terminating incoming calls that originate from other mobile telecommunications operators.

International Roaming

      Roaming agreements with mobile telecommunications operators in foreign countries allow Sonera’s mobile telephone subscribers to make and receive calls outside of Finland and for subscribers of foreign networks to make and receive calls through Sonera’s mobile network in Finland. As of July 25, 2002, Sonera had GSM roaming agreements with 229 operators and Sonera’s GSM roaming covered 123 countries or areas including all industrial countries on all continents, excluding Japan. In addition, as of July 25, 2002, Sonera had GPRS roaming agreements with 14 operators, and its GPRS roaming covered 11 countries.

      These roaming agreements allow Sonera’s GSM subscribers to access other telecommunications operators’ networks by using their own SIM cards in a GSM handset.

      In general, when a Sonera subscriber uses the services of a GSM network operator in another country, Sonera is responsible for the payment of charges for those services in accordance with the corresponding GSM network operator’s roaming tariffs. Sonera passes these charges on to the relevant subscriber, together with a surcharge of five percent. Similarly, when a customer of a foreign GSM network operator uses Sonera’s GSM network, Sonera charges that foreign GSM network operator for the call at Sonera’s roaming tariff rate.

Additional subscription options

      Sonera offers a number of specially tailored additional services including Family Agreement, Balance Agreement and Home Call. Family Agreement is Sonera’s subscription plan designed for residential customers. Balance Agreement allows subscribers to set a certain limit on their subscriptions, and once such limit is exceeded, the subscriber is only permitted to receive incoming calls and SMSs. Home Call allows subscribers to make calls to certain predefined numbers at reduced rates.

      Sonera offers certain voice traffic related services to its mobile subscribers free of charge, such as caller identification, blocking of caller identification, call waiting, blocking of pay-per-call services and a service which only allows the subscriber to call certain pre-defined numbers. Sonera also offers a number of voice related services which are charged on a transactional basis, such as call forwarding, conference calling and voice mail.

Other Mobile Communications Operations

      Sonera also provides a range of other mobile communications services, including mobile satellite services and mobile logistics services, which complement Sonera’s main mobile services. In general, these services target specific customer groups and generate relatively modest revenues. However, Sonera considers these services important insofar as they enable it to provide a broad spectrum of mobile communications services to its customers.

Non-voice services

      The importance of non-voice services to Sonera’s mobile operations has increased in recent years as customers have become familiar with SMS messaging, the means by which many of Sonera’s value-added services are provided. The use of non-voice services increased by 29 percent in 2001 as compared to 2000, accounting for €147 million, or approximately 12.1 percent of revenues from Mobile Communications Finland in 2001, as compared to €114 million or 10.1 percent of revenues in 2000. For the six months ended June 30, 2002, non-voice services accounted for €73 million in revenues or 11.8 percent of revenues, as compared to €71 million or 11.8 percent of revenues for the same period in 2001. Sonera expects that the share of non-voice services as a percentage of total Mobile Communications Finland’s revenues will grow in the long term. The following is a description of the most significant mobile non-voice services that Sonera offers.

SMS communication services

      Sonera introduced SMS in May 1995. In 2001, Sonera’s GSM subscribers sent 744 million SMS messages, an increase of 20.4 percent from 2000. During the six months ended June 30, 2002, Sonera’s GSM subscribers sent 384 million SMS messages, as compared to 356 million in the corresponding period in 2001, representing an increase of 8 percent. SMS messages are billed on a per message basis. Sonera also offers a number of services that utilize SMS messaging technology, including transmission of an SMS message to a fax machine or a GSM e-mail address and group SMS messaging that enables a user to send an SMS message to a group of recipients selected by the user. A subscriber to Sonera’s e-mail notification service can have e-mail messages received by his personal computer automatically forwarded as an SMS message to his mobile handset.

High Speed Circuit Switched Data

      Sonera’s mobile infrastructure provides a platform for wireless data applications including e-mail and access to corporate LANs. To increase the data capacity of its mobile networks, Sonera also offers multislot HSCSD services in its network. HSCSD increases the transmission speed of a single slot from 9.6 Kbps to 14.4 Kbps and allows a single user to utilize up to four timeslots at the same time and with data transmission speeds of up to 56 Kbps. As a result, HSCSD supports a greater number of mobile applications.

GPRS services

      Sonera has also completed the installation of GPRS, a packet-switched technology whereby cellular base stations can be connected directly to the Internet, bypassing the switching systems presently used to connect mobile traffic to the fixed line network, improving mobile data transmission. Sonera’s GPRS service has been functioning throughout Finland since March 2001. Sonera’s GPRS service currently achieves a transmission rate of up to 100 kbits per second, however, the current terminals in the market can only operate up to a speed of approximately 40 kbits per second.

SMS and WAP-based content services

      Sonera also offers a wide variety of SMS-based content services. Among the most popular services are directory services, which enable a subscriber to look up a person’s telephone number or to identify the holder of a telephone number using SMS messaging, account query services, that enable the subscriber to obtain the current balance of his or her mobile bill, and different ringing tone and icon services.

      In August 1999, Sonera became the first operator in the world to launch information services intended for WAP compliant mobile handsets. WAP is an industry standard protocol, which allows delivery of Internet-based services to mobile phones through selection menus. Sonera is developing WAP services together with a number of content providers and system integration partners.

      Sonera’s customers can also use their mobile handsets for executing various transactions, such as wireless telebanking, modifying mobile subscriptions on-line, purchasing goods from vending machines and sending SMS postcards. Sonera also offers Sonera Shopper, a pilot program which enables customers to pay for certain purchases through their mobile handsets.

Tariffs

      Sonera charges subscribers an initial connection fee, monthly subscription charges and traffic charges for outgoing calls based on minutes of use and for outgoing SMS messages based on the number of messages sent. Subscribers are not charged for incoming calls (other than calls received while roaming) although Sonera receives interconnection fees from other telecommunications service providers for these calls. See “OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF SONERA — Overview  — Interconnection Arrangements.” While charges for the provision of mobile communications services are not subject to direct regulation in Finland, Finnish telecommunications regulation and competition law subject operators with a significant market power or dominant market positions, including Sonera, to cost-based and non-discriminatory pricing requirements. See “— Regulation.”

      Airtime is billed in per-second intervals under all of Sonera’s pricing plans. Sonera also has a GPRS service which is priced based on the amount of data transmitted. Sonera provides a number of services to its subscribers at no additional monthly service fee, including SMS, voice mail, fax, basic data services and basic GPRS services. Since January 2002, Sonera has offered all its mobile subscribers its basic GPRS services for which Sonera invoices subscribers based on the amount of data transmitted. Sonera offers other GPRS pricing plans for more advanced subscribers.

      Subscribers are charged monthly service fees for other value-added services, such as Multi Data Service, and are charged per-minute or per-transaction fees for other services such as value-added SMS messaging services.

      In general, international tariff rates vary depending upon the country called rather than the tariff plan selected. Roaming rates vary depending upon the terms contained in the individual roaming agreements and the relevant foreign mobile network operator.

Distribution

      Sonera markets its mobile telecommunications services to residential subscribers primarily through independent distributors and to corporate subscribers primarily through its direct sales force.

      Sonera’s principal distributor is the independent Sonera IN dealer network, which accounted for approximately 90 percent of Sonera’s new residential subscriptions for the six months ended June 30, 2002 and the year ended December 31, 2001. The Sonera IN dealer network, which has acted as the non-exclusive distributor of Sonera’s mobile telephone subscriptions since 1990, is currently comprised of approximately 1,000 outlets in Finland, including specialty stores for mobile telecommunications equipment, home electronics stores and department stores. While Sonera IN dealers principally offer Sonera mobile subscriptions, they may also sell other operators’ subscriptions. However, Sonera’s major partners have devoted themselves to selling Sonera’s subscriptions and services, but also offer other alternatives upon request of customers. Major distribution chains providing Sonera’s services and subscriptions are Telering, Päämies-Kauppiaat Ltd., Expert, Tekniset, Musta Pörssi, Desk and Data-Info. Sonera also has an ownership interest in Telering, Päämies-Kauppiaat and Data-Info.

      Sonera pays its distributors a fixed sign-up commission per subscription, which is the same for all distributors, and fees for other services. Unlike in many other countries, mobile operators in Finland are restricted from subsidizing the price of a mobile handset in connection with the sale of a mobile subscription. The commission received by the distributor under Sonera’s commission scheme is divided into four allotments, each of which becomes payable after the sale of the subscription, provided that, among other things, the subscriber is accumulating traffic and is current in the payment of his monthly mobile bills. The final portion of the commission is paid to the distributor 18 months after the subscription sale. The commission structure is intended to give distributors an incentive to develop closer relationships with their customers, and to enhance the dealers’ role in customer care and customer retention and thereby reduce churn. Sonera also provides some additional incentives to dealers classified as “authorized dealers” based on subscription volume, service quality and other factors as provided in its distributor guidelines as well as marketing support principally through common advertising campaigns. All dealers are authorized to use Sonera’s software systems for on-line subscription activation, and some dealers, depending on the nature of Sonera’s agreement, may receive additional compensation for performing tasks which otherwise would be the responsibility of Sonera’s own customer service department.

Subscriber Management and Billing

      Before activating a mobile subscription, Sonera verifies the information that the subscriber provides in its subscription application and performs a credit check on the subscriber. Authorized and expert dealers generally have an on-line connection with Sonera’s mobile activation system through which Sonera can verify information contained in the application, as well as perform the credit check using its intelligent credit evaluation system. If the subscriber information is verified and the credit check is satisfactory, Sonera can activate the mobile connection within approximately five minutes. If the subscription application is rejected by Sonera’s automated system, the application is then forwarded to Sonera’s customer service department for handling. Mobile connections for customers submitting applications to non-authorized dealers are generally activated within two business days. Deposits are generally required for higher credit risk subscribers.

      Sonera’s mobile subscribers are billed monthly. To reduce costs, Sonera generally does not bill subscribers with balances below certain net thresholds but, instead, transfers the balance to the next month’s billing cycle. Subscribers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the subscriber’s bank account, some deferred payment options for which the subscriber is charged a fee, and aggregated bills for subscribers with families who maintain more than one subscription. In conjunction with certain major Finnish commercial banks, Sonera has also introduced a new billing service through which subscribers can receive and pay bills via the Internet. Customers of Sonera Solutions and of Sonera’s Business and Residential Services unit can receive bills showing integrated charges for mobile telecommunications, fixed-line voice services and data and media services on one bill. Sonera can also provide, at the customer’s request, detailed calling information on the bill, including, subject to some exceptions, numbers called and time and length of calls. In addition, subscribers can verify their balances with Sonera’s balance inquiry services or receive notification from a balance reminder service in the event that their pre-defined balance level is exceeded.

      Sonera’s mobile communications customer care and billing system is responsible for all customer information required for customer management and billing. In early 1999, Sonera introduced an SMS-based mobile billing service, which allows subscribers to receive their mobile bills directly to their mobile handsets. Customers are also able to manage their subscriptions and settle their bills on-line via the Internet. For corporate customers, Sonera provides a network bill, where the invoice is sent in XML format directly into the customer’s accounting system.

      Sonera’s customer service department actively monitors Sonera’s exposure to credit loss and subscriber fraud. Sonera utilizes advanced software that, in addition to processing current credit information on subscribers from third-party sources, tracks subscribers’ bills on a daily basis and identifies unusual activity. Sonera’s credit control managers monitor data regarding subscribers’ account activity and credit history and carry out Sonera’s credit control policy guidelines. In the event of unusual activity, Sonera’s credit controllers may take a variety of actions including selectively barring some functions, such as entertainment services, sending invoices ahead of the billing cycle or terminating the subscription. As a result of Sonera’s credit evaluation system, active monitoring program and strictly enforced program regarding accounts receivables, losses due to credit loss and subscriber fraud were approximately 0.2 percent of Sonera’s revenues in 2001.

Customer Service

      Sonera’s Mobile Communications Finland segment has a separate customer service department serving both Sonera’s mobile subscribers and dealers. The mobile customer service department is principally responsible for maintaining Sonera’s subscriber database, answering billing inquiries and subscriber complaints, checking subscriber credit, opening new subscriptions for non-expert dealers and selling additional mobile value-added services to existing subscribers. Sonera’s customer service department operates call centers at different locations in Finland that operate 24-hours-a-day, seven-days-a-week and are linked together by a common database and an automated call delivery system. Call center services are segmented into a number of different categories, including fault reporting, billing, major accounts and general subscriber and dealer support. In 2001, Sonera’s mobile telecommunications call centers handled over 6 million calls. Sonera’s call centers are largely automated, offering subscribers access to product and price information and enabling a subscriber to order a number of value-added services without the assistance of a call center representative. In addition, other customer services Sonera offers, such as an SMS-based account inquiry service and Internet price and product listings, allow Sonera’s subscribers to access information regarding their mobile accounts and order new products and services without the need to contact Sonera’s call centers.

Technology and Infrastructure

      As of June 30, 2002, Sonera’s dual band GSM 900 and 1800 network covered approximately 97 percent of Finland’s geographical area and 99.9 percent of the Finnish population.

Network Infrastructure

      The infrastructure of mobile communications networks consists of (1) a radio network (base station controllers, base stations, antenna systems and masts), (2) a core network (mobile switching centers, home and visitor location registers), (3) GPRS packet switched service nodes, (4) network management systems and (5) cabling and other transmission devices. Sonera’s mobile network uses its fixed-line network to connect mobile switching centers to interconnection sites and for trunk transmission of all mobile traffic that terminates beyond the mobile caller’s local cell (i.e., the geographical area covered by a single base station in a mobile communications network).

      Sonera’s mobile networks include several service platforms and provide services such as voice mail, call waiting, call forwarding, home call, SMS-based content services, Privatel services and wireless PABX services. Sonera has also installed platforms that enable the use of WAP enabled handsets. In addition, Sonera’s mobile infrastructure supports wireless data applications including e-mail and access to corporate LANs. Sonera’s network supports circuit switched HSCSD and packet switched GPRS, with which users may transfer data with speeds of up to approximately 40 kbps (kilobits per second).

      Sonera opened its UMTS network for technical testing in Finland on January 1, 2002, and will begin commercial UMTS network services on a limited basis in the first quarter of 2003. Sonera has frame contracts with Nokia as well as with Ericsson for the supply of equipment and maintenance services for Sonera’s Finnish UMTS network. The implementation of GPRS, UMTS and WLAN technology is expected to enable mobile networks to transfer data at sufficient speeds to support a wide range of data and media applications. Sonera is participating in the standardization process for these new technologies and is actively evaluating the possible applications and services that such technologies will enable. Management estimates that the UMTS network investments in Finland will amount to approximately €500 million through 2009.

      To guard against various technology related risks, Sonera is using components manufactured by two different suppliers in its networks and has installed central elements of its network in a number of different geographical locations. Sonera has also secured the system’s transmission lines by building alternative backup routing.

Network Capacity and Quality

      Using Sonera’s network management system, Sonera regularly monitors capacity, congestion and utility of its network elements. The capacity of mobile telecommunications systems is dependent upon, among other things, the amount of spectrum available for transmission within the frequency band allocated to the network operator. Sonera is not currently facing any capacity restraints in any of its service areas due to the relatively large amounts of frequency available to it in the 900 and 1800 MHz bands and due to its utilization of micro and pico cells in dense traffic areas.

Development Plan

      Sonera views the further development of its networks as an ongoing process. Sonera intends to continue building new base stations, adding cells to existing base stations and updating the technology of its existing networks. Sonera will focus on, among other things, the improvement of indoor coverage of its networks, in particular in areas such as shopping malls, underground parking garages and subway tunnels. In addition, Sonera has installed a number of base stations to improve the quality of its network coverage within the offices and production facilities of some of its major corporate customers. In addition to its use of UMTS technology, Sonera is exploring the possibility of updating its GMS network using EDGE (Enhanced Data rates for GSM Evolution) technology, through which Sonera’s 3G service area may be enlarged more economically.

      Sonera’s capital expenditures relating to its mobile communications operations totaled approximately €102 million in 2001. Sonera intends to direct most of its capital expenditures to mobile value added service and billing platforms, GPRS capacity extension and UMTS network expansion. See “OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF SONERA — Capital Expenditures.”

International Mobile Communications

      Beginning January 1, 2001, Sonera divided the Mobile Communications segment into two separate segments: Mobile Communications Finland and International Mobile Communications. International Mobile Communications focuses principally on managing and developing Sonera’s holdings in international GSM operators and third generation joint ventures. Earnings in those companies that are classified as associated companies continue to be included in Sonera’s consolidated accounts in accordance with the equity method of accounting. The International Mobile Communications area derives revenues and incurs expenses from ongoing business conducted with Sonera’s associated GSM operating companies and Sonera’s UMTS joint ventures. For the six months ended June 30, 2002 and the year ended December 31, 2001, revenues from the International Mobile Communications segment amounted to zero and €4 million, respectively, less than one percent of Sonera’s total revenues for those periods.

Service Businesses

      In 2001, Sonera’s Service Businesses generated revenues of €321 million, or approximately 11 percent of Sonera’s total revenues for the period. For the six months ended June 30, 2002, Sonera’s Service Businesses generated revenues of €146 million, or approximately 13.5 percent of Sonera’s total revenues for the period. The following table sets forth the revenues of Sonera’s Service Businesses for the periods specified:

	Year ended			Six Months ended
	December 31,			June 30,

	1999	2000	2001	2001	2002

	(in € millions)
Service Businesses	175	254	321	157	146

      Sonera’s Service Businesses segment consists of businesses that focus on the development of innovative communications, content and e-commerce applications and services that can be delivered through mobile, fixed or cable television networks. To date, the Service Businesses segment has focused principally on bringing the full benefits of the Internet to mobile communications.

      Sonera’s Service Businesses segment includes the following five businesses:

•	SmartTrust AB,

•	Sonera Zed,

•	Sonera Plaza,

•	Sonera Juxto, and

•	Sonera Corporate R&D.

      Sonera sold Sonera Info Communications, its former directory services business, in March 2002.

      Sonera has committed to substantially decrease future expenditures on Sonera’s Service Businesses by, among other things, closing down or selling the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, streamlining SmartTrust AB and Sonera Plaza and by selling or closing down most technology ventures within Sonera Corporate R&D (the former New Communication Services unit). Sonera Corporate R&D has already been restructured to serve primarily as an internal research and development unit. In addition, Sonera entered into an agreement in July 2002 whereby it agreed to sell a slightly greater than 50 percent interest in Sonera SmartTrust AB to a group of investors and, in August 2002, concluded the sale of a 15 percent interest in Zed. As part of this effort to decrease future expenditures on Sonera’s Service Businesses, Sonera’s aim is to cut the EBITDA loss of its Service Businesses to no more than €50 million in 2002, as compared to a loss of €244 million in 2001, and for the segment to achieve break-even EBITDA in 2003. Sonera’s plan to reduce expenditures on Service Businesses may have a negative effect on the commercial development and market acceptance of its technologically advanced services and may limit the future revenue generating potential of such services.

      Nonetheless, management believes that the competencies Sonera has developed through its Service Businesses, including the development and commercialization of wireless and Internet-based value-added services and secure transaction technologies, are important for the long-term development of Sonera’s business. Management expects that these kinds of services and technologies will play an important role in the development of Sonera’s wireless Internet and third generation services, and that its existing competencies in these areas will help Sonera to launch advanced mobile data and third generation services in the future.

SmartTrust AB

      SmartTrust AB, currently Sonera’s wholly owned subsidiary, is a software company specialized in providing infrastructure software for managing and securing wireless services. The company was formed as a result of the combination of three companies in 2000: SmartTrust AB, Across Holding and iD2.

SmartTrust AB, Across Holding and iD2 specialized in wireless PKI security, SIM management software and PKI security, respectively. SmartTrust AB has streamlined its corporate structure in the six months ended June 30, 2002 through, among others, the consolidation of Sonera SmartTrust Ltd’s operations to SmartTrust AB and the transfer of SmartTrust AB’s headquarters to Sweden. In addition, SmartTrust AB and Sonera SmartTrust Ltd reduced their work force from 555 employees as of December 31, 2000 to approximately 320 employees as of June 30, 2002.

      In July 2002, Sonera entered into an agreement to sell interest in SmartTrust AB, the principal operating subsidiary of Sonera Smart Trust Ltd which is wholly owned by Sonera, to a group of private equity investors for a total consideration of €35 million. Of that amount, approximately €25 million will be paid to acquire new shares issued by SmartTrust AB and €10 million will be paid to acquire all of the Series A preference shares of SmartTrust AB from Sonera. After the transaction is completed, Sonera’s interest in SmartTrust AB will decrease to below 50 percent and Sonera will account for its interest in SmartTrust AB under the equity method of accounting. As a part of the transaction, SmartTrust AB will adopt a new incentive plan for shares in SmartTrust AB which, if fully exercised, may further decrease Sonera’s interest in SmartTrust AB. The final ownership percentage will be ultimately determined when SmartTrust AB is either listed on the stock exchange or sold to a third party, based on a formula determined by such exit price. The transaction is subject to regulatory approval, including antitrust clearance in several European jurisdictions, and is expected to be completed in the fourth quarter of 2002.

      Under the terms of the share purchase and subscription agreement, Sonera SmartTrust Ltd has given certain representations and warranties to the private equity investors and has agreed to indemnify SmartTrust AB, its subsidiaries and the private equity investors from any losses related to certain of the SmartTrust businesses. Under a shareholders agreement between the parties, the private equity investors and Sonera are entitled to appoint an equal number of directors to the board of directors of SmartTrust AB with the private equity investors also having the right to appoint an independent person as the chairman of the board of directors, subject to the approval of Sonera, not to be unreasonably withheld.

      SmartTrust AB’s main customers are wireless operators. In wireless technology, SmartTrust AB is a global market leader in leveraging second generation telecommunications technology for innovative services, and it also has products and a business plan for GPRS and UMTS.

      For wireless operators, SmartTrust AB offers the SmartTrust Delivery Platform. SmartTrust launched version 5.2 of its SmartTrust Delivery Platform in October 2001.

      SmartTrust AB and Sonera SmartTrust Ltd recorded revenues of €36 million for the year ended December 31, 2001. SmartTrust AB and Sonera SmartTrust Ltd had revenues of €17 million for the six months ended on June 30, 2002 and had a backlog of €21.5 million as of June 30, 2002. In 2001, SmartTrust AB earned 64 percent of its revenue from software licensing fees. The revenues from license fees are scalable, so that the size of a deal depends on both the number of customers using the products and the amount of use that the products get. As a result, SmartTrust AB derives additional revenue from an increase in both the number of customers and the amount of use.

Sonera Zed

      Zed is an international mobile services business that Sonera launched in Finland in October 1999. Zed services are provided through Sonera Zed Ltd., one of Sonera’s majority owned subsidiaries, that was incorporated in February 2000. Zed provides entertainment and information services to mobile handsets. These services are delivered principally through text messaging (SMS), but also via WAP. Subscribers can receive Zed either (1) on a “pull” basis  — that is, subscribers can access the services by sending a key word or command via SMS, or via WAP to a Zed access number or (2) on a “push” basis, by which Zed services are sent to subscribers based on the subscriber’s pre-arranged specifications. Zed is currently available to approximately 100 million mobile phone users through mobile operators in six countries. As explained below, Zed’s operations were scaled back to the countries of Finland, Germany, the Philippines, Italy, Singapore, Malaysia and the United Kingdom. Zed services are currently available through the following operators:

•	Finland — Sonera, Radiolinja, Telia and DNA;

•	Italy — TIM, Omnitel and Wind;

•	Germany — D1, Vodafone, E-Plus and Viag Interkom;

•	the Philippines — Smart Communications;

•	Malaysia — TM Cellular SDN; and

•	the United Kingdom — Vodafone, mm02, T-mobile and Orange.

      As part of Sonera’s plan to substantially reduce expenditure by its Service Businesses segment, Sonera has either closed down or is in the final process of closing down, the services offered by Sonera Zed in countries where transaction volumes have not reached satisfactory targets, including the Netherlands, Turkey and the United States. In addition, there have been structural changes in Zed’s organization, and operating costs have been reduced throughout Zed’s operations. Sonera expects that these reductions in expenditures on Sonera Zed may have a negative effect upon the commercial development of Sonera Zed’s services and may limit the future revenue generating potential of such services.

      In August 2002, Sonera concluded an agreement with Yahoo! Inc, a leading global Internet company, whereby Yahoo! acquired a 15 percent interest in Zed and the right to increase its shareholding in Zed up to 100 percent over the next two years, at a price to be determined by Zed’s operational performance. Yahoo! also has the right to sell its accumulated interest in Sonera Zed to Sonera over the next two years at a maximum total consideration of €11 million. In connection with the transaction, Zed and Yahoo! have entered into a commercial agreement pursuant to which the two companies will provide a wide range of co-branded products which will be promoted through Yahoo! Europe. In addition, Yahoo! will use Zed’s technological platform to provide many of its existing services to mobile consumers in Europe.

      During 2001, revenues were generated mainly from SMS-based services used by individual mobile phone users. Zed generated revenues mainly from per-transaction fees and also from subscription-based fees. Sonera has also derived some additional revenues from WAP services and from mobile marketing solutions (where Zed works with corporate customers to provide sponsorship style services). During the six months ended June 30, 2002, approximately three million individual customers used Zed services at least once per month. In the six months ended June 30, 2002, users recorded over 130 million paid transactions.

      Zed’s competitive strength lies in developing and providing targeted entertainment, information and communication services for delivery through mobile handsets. Zed’s platform is specifically designed for the mobile environment. It is highly scalable and capable of handling at least 50 transactions per second. Its architecture is very flexible and allows different kinds of applications ranging from basic information services to complex communication services to be delivered to end-users. The platform is also capable of running services in any language. As of June 30, 2002, Zed operated in several different languages.

      Zed works with more than 100 content providers globally and locally to develop content based services and offers operators the know-how to convert content and context to meet local specifications. Sonera believes that mobile operators have chosen to work with Zed in order to offer their subscribers a broader choice of mobile services and thereby gain additional revenue and reduce subscriber churn.

      Zed’s most popular services include ringtones, logos, mobile chat, news, traffic information, stock quotes, weather and Zed finder (directory service).

      The mobile value-added services business is facing increasing competition worldwide, particularly in the WAP-based market. Zed’s competitors include mobile phone operators, Internet portals, equipment manufacturers and software companies.

      As its technical platform is specifically designed for the mobile environment, Sonera believes Zed is well placed to exploit application and service developments such as location-based services and radio network technology developments such as GPRS and UMTS. One of Zed’s main strengths is its ability to track customers’ buying habits, both with respect to which services are used and how they are offered. In addition,

Zed provides localized services which are geared to the requirements of each country or region and provides services in the subscriber’s local language. Thus, customers who have global roaming agreements with their operators can receive Zed services abroad in their own language.

      As a result of the restructuring completed in the first quarter of 2002, Zed operating losses have been significantly reduced. The restructuring included the merging of the three European data centers into one located in Finland, and the relocation of the Zed headquarters from London to Helsinki. In addition, Zed closed its operations located in Turkey, the Netherlands and the United States. As a result of the restructuring, Zed reduced its work force from 319 employees as of December 31, 2000 to 153 employees as of June 30, 2002.

Sonera Plaza

      Sonera Plaza Ltd., one of Sonera’s wholly owned subsidiaries, provides multi-access ISP, cable television and portal services and a variety of other Internet-related services. Sonera Plaza had approximately 253,000 Internet customers as of June 30, 2002. As part of Sonera’s new strategy, Sonera Plaza will focus principally on the Finnish market with the aim of maintaining its position as the leading ISP, cable television and portal services provider in Finland.

      Sonera Plaza is the leading provider of consumer Internet access in Finland with a market share of approximately 30 percent as of June 30, 2002. Sonera Plaza offers dial-up, as well as ADSL and cable access services on the rapidly growing broadband market. Sonera Plaza also offers a variety of other Internet services to its access customers such as firewalls, virus scan, web encyclopedia and a product family of leased PCs with Internet access. Sonera Plaza is also investigating wireless access modes in order to be well positioned to take advantage of the convergence of PC, television, cable television, Internet and mobile communications technologies.

      Sonera Plaza is also the second largest cable television service provider in Finland and offers a variety of innovative cable television services, including cable television Internet access. Sonera Plaza was also the first company to offer high speed data cable television services in Finland. Currently, Sonera Plaza provides cable television access to approximately 148,000 households through its own broadband cable network, giving Sonera Plaza a 15 percent share of the Finnish cable television market. In addition to traditional cable television, Sonera Plaza offers two-way cable television Internet access allowing high speed access up to 2 Mbps to the Internet. Sonera Plaza’s cable Internet services are currently being expanded to the major cities in Finland covered by Sonera’s cable network.

      Sonera Plaza’s portal service, www.soneraplaza.fi, is the most frequently visited portal in Finland recording monthly over 1.6 million unique users during the six months ended June 30, 2002. The popularity and variety of Sonera’s portal service has enabled Sonera Plaza to emerge as the leading online advertising media in Finland, with an estimated cumulative market share of approximately 24 percent as of June 30, 2002.

      Sonera Plaza’s portal offers multiple content and services, including news, information and entertainment to targeted demographies. Sonera Plaza’s portal also aggregates media content, including, for example, search, auctioning and dating services. Sonera Plaza’s e-commerce services are based on partnering with strong retail brands.

      Sonera Plaza’s portal also offers content in streaming media format, for example, news clips, music videos and short television programs, and Sonera Plaza is also developing content provision to new mobile devices.

Sonera Info Communications

      On March 27, 2002, Sonera sold its directory assistance business Sonera Info Communications, including its interests in Intra Call Center S.A., Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy, to a consortium led by 3i plc of the United Kingdom. The total consideration Sonera received for the sale of Sonera Info Communications and certain other directory assistance related operations amounted to approximately €113 million. Sonera recorded a gain of approximately €90 million in the first half of 2002 in connection with the sales.

Sonera Juxto

      Sonera Juxto has its principal operations in Finland and Sweden. Sonera Juxto was formed to serve the corporate information and communication technology market and it aims to become a leading provider of advanced application and management services. Sonera Juxto enables customers to purchase applications as a service package together with development, maintenance and updating services. In addition, Sonera Juxto provides infrastructure management services covering workstations, mobile smart phones and other wireless communications devices, LANs, remote networks, servers and other data processing platforms and customer applications.

      Sonera Juxto was formed on April 13, 2000 by incorporating Sonera’s application and management service businesses. In Sweden, Sonera Juxto operates through Sonera Juxto AB, which began operations on January 1, 2001, following Sonera’s acquisition of the entire share capital of the Swedish application management company Frontec Support and Operations AB in December 2000. Sonera Juxto International is a business and product development unit responsible for global business strategy, service concept and product development. As of June 30, 2002, Sonera Juxto had approximately 590 employees. In June 2002, Sonera signed a cooperation agreement with Hewlett Packard, pursuant to which approximately 120 employees will be transferred from Sonera Juxto to Hewlett Packard.

      Sonera Juxto offers selected application services and provides applications for customer relationship and supplier relationship management, e-commerce, teamwork communication and office administration. Mobility can be added to all applications, allowing the user to access a company database through a terminal device from any location. Sonera Juxto also offers services in the areas of system environment and terminal device management, application maintenance, development and user support.

      Sonera Juxto’s business process solutions include advanced business applications for customer relationship management, supplier relationship management, including delivery chain management and mobile logistics, and e-commerce.

      Sonera Juxto’s productivity solutions provide mobile applications for office administration and support functions relating to personnel productivity, teamwork and communication. Along with the availability of mobile solutions, the user may, in addition to using desktop and laptop computers, utilize Sonera Juxto’s software through, for example, WAP terminals and PDAs with a wireless connection.

      Sonera Juxto’s enabling and management services provide information technology environment management, security, application and system maintenance and development, as well as user support features. The aim of Sonera Juxto’s system management services is to ensure the operation of a customer’s information systems, including servers, LANs, remote networks and other data processing platforms and workstation environments, such as PCs, laptops, PDAs and phones. These integrated management services are also an important element of Sonera Juxto’s goal of monitoring service level management for its application services.

      Sonera Juxto also provides Internet hosting services, which enable subscribers to establish a World Wide Web site on one of Sonera Juxto’s servers. Sonera Juxto’s hosting service is principally devoted to creating and maintaining basic home pages for SMEs. Sonera Juxto also offers an enhanced hosting service for larger companies or organizations which conduct essential parts of their business through the Internet. Additional features offered through the hosting service include closed user groups, through which the customer can restrict access to its World Wide Web site, database connectivity tools and data encryption.

Sonera Corporate R&D

      Sonera Corporate R&D is comprised of Sonera’s former New Communication Services Unit. New Communication Services was renamed in February 2002 as part of the restructuring which refocused the former New Communication Services unit to serve primarily as an internal corporate research and development unit. In carrying out its research and development activities, Sonera Corporate R&D analyzes emerging technologies based on both business and technology trends.

      In keeping with Sonera’s strategy to refocus Sonera Corporate R&D as an internal research and development unit, Sonera Corporate R&D focuses mainly on internal product and services development and applied research in the fields of software architecture, network and service management, portals and content management, location based services and third generation networks. Sonera Corporate R&D has also formed research partnerships with software vendors, universities and other institutions.

Sonera Telecom

      The Sonera Telecom segment is comprised of several distinct lines of business, each of which occupies a leading position in the Finnish telecommunications market. The principal lines of business of Sonera Telecom segment include fixed network voice services, data services, leased lines and equipment sales. In total, the Sonera Telecom segment generated revenues of €1,024 million in 2001, of which external revenues amounted to approximately 34 percent of Sonera’s total revenues for the period. For the six months ended June 30, 2002, the Sonera Telecom segment generated revenues of €507 million, of which external revenues amounted to approximately 33 percent of Sonera’s total revenues for the period.

      The following table sets forth the revenues of the Sonera Telecom segment by principal lines of business for the periods specified:

				Six months
	Year ended			ended
	December 31,			June 30,

	1999	2000	2001	2001	2002

	(in € millions)
Fixed network services:
Domestic voice	250	247	222	115	109
International voice	120	109	149	73	73
Data services	168	165	151	79	80
Leased lines	32	52	56	27	30
Equipment sales(1)	114	125	118	56	60
Construction and maintenance(2)	24	34	35	13	10
Other services	272	288	293	142	145

Total	980	1,020	1,024	505	507

(1)	In May 2002, Sonera completed the sale of Sonera Gateway’s financing business. Sonera Gateway still includes Sonera’s Gateway electronic transaction business.

(2)	In May 2002, Sonera completed the sale of Primatel Ltd, its former subsidiary providing telecommunications construction and maintenance services.

Fixed Network Voice Services

      Sonera provides a full range of fixed network telecommunications services for both residential and business customers. Sonera’s fixed network voice services provide access to local calling, domestic long distance calling and international calling. Despite increased competition since the liberalization of fixed network services in Finland in 1994, Sonera’s fixed network voice services have continued to be a stable source of revenue, generating €370 million, €356 million and €371 million in revenues in 1999, 2000 and 2001, respectively. For the six months ended June 30, 2002, Sonera’s fixed network voice services generated revenues of €182 million as compared to revenues of €188 million in the corresponding period in 2001.

Domestic voice services

      Domestic voice services comprise local voice services and long distance voice services.

      Local Voice Services. In 2001, Sonera’s local voice services generated net sales of €188 million. In 2001, Sonera had a market share of approximately 98 percent in its traditional service areas, located principally in the more sparsely populated areas of eastern and northern Finland. In addition to Sonera, 46 local telephone companies provide local telephone services in Finland and have maintained, to a large extent, monopolies in their traditional local service areas, which cover most of the larger towns and urban areas of Finland. Sonera has a share of approximately six percent of the market in the traditional service areas of the local telephone companies based on subscriber connections.

      The following table sets forth information regarding Sonera’s access lines in Finland at the end of the periods indicated:

	Year ended			Six months ended
	December 31,			June 30,

	1999	2000	2001	2001	2002

Standard lines:
Residential	497,481	466,864	442,969	455,084	431,067
Business	107,058	95,125	89,779	91,946	86,888

Total	604,539	561,989	532,748	547,030	517,955

ISDN lines:
Residential	9,057	13,328	13,687	14,517	13,100
Business	28,168	34,187	37,469	36,072	37,917

Total	37,225	47,515	51,156	50,589	51,017

2 Mbps lines(1)	3,721	3,815	3,936	3,922	3,856
Equivalent lines:
Residential	515,595	493,520	470,343	484,118	457,267
Business	275,024	277,949	282,797	281,750	278,402

Total	790,619	771,469	753,140	765,868	735,669

Total lines by location:
in Sonera’s traditional service areas	673,871	652,724	627,580	641,596	613,522
outside of Sonera’s traditional service areas	116,748	118,745	125,560	124,272	122,147
Line growth (% per period):
in Sonera’s traditional service areas	(3.7)	(3.1)	(3.9)		(4.4)
outside of Sonera’s traditional service areas	28.2	1.7	5.7		(1.7)

(1)	Subscribers for 2 Mbps lines are exclusively business users.

      As of June 30, 2002, Sonera had a total of 735,669 equivalent lines in Finland, as compared to 765,868 as of June 30, 2001. The number of total equivalent lines Sonera installs annually has decreased slightly over the past few years. Despite liberalization of the local calling market in 1994, there has been little competition in the Finnish local call market because charges for leasing existing local operators’ networks remain high principally because potential new entrants would have to build out their own network infrastructure to offer local service. Sonera is installing fiber optic loops in the largest cities in Finland and is marketing direct local access to business customers in those areas. Sonera believes that the usage of its fixed network will shift from voice services to data, Internet and media applications and that competition for local customers in the heavily populated areas of Finland will increase as charges for leasing existing operators’ networks fall and customers choose service providers based on the quality of customer service and their range of service offerings which are, to an increasing extent, going to be based on ADSL and other broadband technologies as well as the Internet Protocol. Sonera further believes that, while local access competition in Sonera’s sparsely populated service areas will remain more limited than in urban regions, the number of local access customers in such regions will decline as customers move to urban areas and the use of mobile phones increases.

      Local Access GSM. The population decrease in Sonera’s traditional operating areas in Eastern and Northern Finland, together with the growing shift in voice traffic toward mobile communications has led Sonera to explore the possibility of providing local access to these regions using GSM technology. In September 2000, Sonera launched a pilot project in Northern Karelia involving the replacement of the fixed network telephone connections of approximately 100 consumer customers with GSM technology. Using the GSM technology, the quality of the voice connections was maintained, and in some cases improved. In addition, the new technology did not represent an increase in cost to the customer as the price of the calls and the telephone itself remained unchanged. However, the maintenance costs per connection are expected to be significantly lower than the cost of repairing a conventional telephone line connection. Sonera currently has approximately 300 GSM technology based wireless lines in operational use.

      The following table sets forth information regarding local call traffic generated by Sonera’s fixed line subscribers for the periods indicated:

	Year ended			Six months ended
	December 31,			June 30,

	1999	2000	2001	2001	2002

Traffic (in millions of minutes)(1)	1,869	1,834	1,817	946	891

(1)	Minutes accrued from calls originating on Sonera’s fixed network and terminated within the same telecommunications area.

      Long Distance Voice Services. Sonera provides domestic long distance voice services for both residential and business customers. In 2001, Sonera’s domestic long distance voice services generated revenues of €21 million. Sonera’s share of the domestic long distance market, based on total volume of minutes for outgoing long distance calls, was 37 percent in 2001. Overall long distance traffic volumes, however, have declined in recent years principally due to increased mobile phone usage.

      The following table sets forth information regarding domestic long distance voice traffic generated by Sonera’s subscribers for the periods indicated, in terms of minutes accrued from calls utilizing its trunk network, including long distance calls placed by subscribers of other service operators which are routed through Sonera’s trunk network:

	Year ended			Six months ended
	December 31,			June 30,

	1999	2000	2001	2001	2002

Traffic (in millions of minutes)(1)	667	588	518	272	240

(1)	Minutes accrued from calls utilizing Sonera’s trunk network including long distance calls placed by subscribers of other service operators which are routed through Sonera’s trunk network.

International Voice Services

      Sonera is the leading provider of international voice services in Finland. In 2001 and the six months ended June 30, 2002, Sonera’s international voice services generated revenues of €149 million and €73 million, respectively. Sonera’s market share of the Finnish international call market, based on total volume of outgoing minutes, was approximately 50 percent in 2001. Prior to 1994, Sonera had an exclusive right to provide international calling services in Finland. The international call market was opened to competition in 1994 and customers typically choose international long distance carriers on a call-by-call basis by dialing a prefix associated with that providers’ service.

      Recent revisions to the Finnish Communication Market Act (formerly, the Telecommunications Market Act) require fixed network operators with significant market power to offer their customers pre-selection, whereby a customer can choose their local, long distance or international operator by dialing a prefix or by entering into a special contract. Pre-selection may affect Sonera’s market share of the local, long distance and international call markets. See “— Regulation — Numbering and Carrier Selection.”

      The following table sets forth information regarding Sonera’s outgoing international call traffic by geographic region and incoming international call traffic plus transit traffic for the periods indicated:

	Year ended			Six Months ended
	December 31,			July 30,

	1999	2000	2001	2001	2002

	(millions of minutes, except for percentages and ratios)
Outgoing traffic:(1)
Sweden	75.1	74.7	73.5	36.7	35.4
Germany	18.8	18.9	19.4	10.0	9.7
Russia	13.4	12.5	12.6	6.2	6.2
United Kingdom	15.6	15.7	15.8	8.1	7.6
Estonia	14.1	15.3	16.1	7.8	8.1
United States	9.1	10.0	10.4	5.1	5.3
All other countries	82.8	83.7	84.4	43.2	41.0

Total outgoing traffic	228.9	230.8	232.2	117.2	113.2

Growth in total outgoing traffic (% per period)	1.8	0.8	0.5		(3.4)
Total incoming traffic plus transit traffic(2)	338	368	417	207	192
Growth in total incoming traffic plus transit traffic (% per period)	21.6	8.9	13.3		(7.2)
Ratio of incoming traffic plus transit traffic to outgoing traffic	1.5	1.6	1.8	1.8	1.7

(1)	Outgoing international traffic includes all Finland-originated traffic, including calls placed by subscribers of other service operators which are routed through Sonera’s international network.

(2)	Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators which are routed through Sonera’s international network, as well as international transit traffic utilizing Sonera’s international network.

Tariffs

      Sonera charges its fixed line customers an initial connection fee, monthly subscription charges and local, domestic long distance and international traffic charges for outgoing calls. Sonera has higher connection fees and monthly subscription charges for ISDN and 2 Mbps lines than for standard connections. In general, the prices of local and long distance telephone services in Finland are relatively low by international standards.

Fixed Network Interconnection

      Under Finnish telecommunications regulations, Sonera is required to provide interconnection to its public switched telephone network for calls to and from competing domestic operators. In 2001, Sonera received interconnection fees of €13 million, principally from competing Finnish local telephone operators. The current interconnection regime under which Sonera operates is described in “— Regulation  — Interconnection.”

Settlement Arrangements

      Sonera pays other carriers for the use of their networks for outgoing international calls and receives payments from other carriers for the use of its network for incoming international calls pursuant to bilateral settlement arrangements. Sonera’s incoming international traffic has generally exceeded its outgoing international traffic, with the result that Sonera is a net importer of international minutes. Sonera settles its traffic balance payments with other carriers through bilaterally determined accounting rates under the general auspices of the International Telecommunications Union. In recent years, international accounting rates have declined significantly due to initiatives by the U.S. Federal Communications Commission and increased competition among international carriers. As a result, Sonera’s net revenues from international settlements have declined.

Data Services

      Data services consist primarily of data communications and network and systems management services for business customers. Sonera generated €151 million in revenues from the provision of data services in 2001, as compared to €165 million in 2000 and €168 million in 1999. For the six months ended June 30, 2002, Sonera generated €80 million in revenues from the provision of data services as compared to €79 million in the corresponding period in 2001.

      Sonera’s data services include two product areas, basic data services, and LAN interconnection and management services and systems for servers and workstations. Sonera’s basic data transfer services include its DataPak X.25 packet-switching services and its FastNet managed leased line services. Sonera’s LAN interconnection and management services include DataNet, which provides managed communications packages that utilize a number of underlying technologies including frame relay, ATM and Internet Protocol (IP). In recent years, Sonera’s strategic focus has shifted from standardized data transmission to the development of higher value-added services, such as LAN interconnection and management services, which offer customers comprehensive communications solutions. Sonera’s data communications service customers include the largest corporations in Finland, SMEs and public organizations. The following table sets forth the total number of customer connections for each of Sonera’s DataPak, FastNet and DataNet services as of the dates indicated:

	As of December 31,			As of June 30,

	1999	2000	2001	2001	2002

DataPak(1)	8,456	7,219	6,978	7,011	6,699
FastNet(2)	10,329	11,092	11,344	11,760	11,206
DataNet(3)	8,792	9,256	12,163	10,534	13,671

(1)	DataPak is Sonera’s X.25 packet-switching service.

(2)	FastNet is Sonera’s managed leased line service. Historical total connections for FastNet are estimated as of each of the dates indicated.

(3)	DataNet is Sonera’s LAN interconnection and management service. Sonera revised its principles for keeping DataNet statistics in 2000. DataNet Remote Access connections are no longer included in Sonera’s figures as of 2000. The comparable figure for 1999 would have been 8,482.

      Since 1997, the number of subscribers to Sonera’s DataPak service has declined while the growth of DataNet and FastNet has continued as business customers in Finland increasingly opt to utilize managed communications solutions. DataPak services enable the transfer of smaller volumes of data through Sonera’s X.25 packet-switched network from a customer’s location to other locations connected to the network. Sonera’s FastNet leased line services offer fixed “point-to-point” connections between separate locations, which may be used by the subscriber to handle high volume voice, data or video transmission between selected locations. Sonera’s leased lines utilize a proprietary intelligent network management system that facilitates the monitoring and maintenance of such lines and permits them to be used as a platform for its DataNet services. DataPak offers customers world-wide coverage and FastNet offers leased line connections in Finland, Sweden, the Baltic States, the Benelux countries, Germany, the United Kingdom and some areas within Russia.

      Sonera’s DataNet services are a growing segment of its data services that provide customers with a comprehensive communications package tailored to such customer’s needs. Since 1996, business customers have increasingly opted to utilize comprehensive communications solutions such as DataNet rather than standardized basic data transfer services. Sonera was one of the first telecommunications operators to provide LAN interconnections to its customers, and is among the leading providers of intranets in Finland. Sonera has developed intranets with a variety of features, including intranets with different security options, mobile and remote access, e-commerce applications and other extranet applications and directory services, as well as intranets with various e-mail, GSM, fax and pager services. Sonera also offers customers a variety of bandwidths (i.e., services with different transmission capacities) for their intranet connections, including

ISDN, ADSL, frame relay or ATM connections. Sonera’s intranets use open communications, browsing and programming standards, thus allowing for seamless communication within the network. As an extension of its intranet services, Sonera also offers extranets to its corporate customers, a variation of the corporate intranet that is connected to external parties such as suppliers, distributors and customers. Through both its own network and through agreements under which it leases capacity from other operators, Sonera can provide DataNet connections in most of Europe, North America, South America, Japan, South Africa and several countries in the Asia Pacific region.

      In 2000, Sonera began offering consumers the ability to subscribe for a broadband service based on ADSL technology. The service known as Sonera Home ADSL uses existing telephone cables and has a transfer rate of up to two Mbps per second. This service provides a quicker connection to the Internet via the Sonera Internet ADSL service improving a consumer’s ability, for example, to download web pages, play games and transfer files. In addition, the transmission capacity of the ADSL technology will enable the provision of other services which require the transmission of large amounts of data including video calls and conferences as well as other e-commerce applications. Subscribers to Sonera’s ADSL broadband service, which has been available in selected areas throughout the country since 2000, receive an always-on Internet connection at a fixed monthly price without separate usage or call charges.

      Sonera’s wholly owned subsidiary, Sonera Living Ltd, builds broadband connections for homes and develops solutions that improve maintenance, functional features and value of properties. Sonera Living was formed in 2000 as a joint venture with YIT Corporation. In November 2001, Sonera bought YIT Corporation’s 49 percent holding in Sonera Living. YIT Corporation and Sonera have agreed to continue joint development of broadband services for residential buildings. In April 2001, Sonera began offering broadband subscriptions to customers in the Helsinki city area. As part of Sonera’s ongoing reorganization, Sonera plans on merging Sonera Living into Sonera Corporation by the end of 2002.

      The following table sets forth information regarding the residential broadband connections offered by Sonera:

	As of December 31,			As of June 30,

	1999	2000	2001	2001	2002

Residential broadband connections	—	575	12,522	2,492	27,873

      The number of residential broadband connections increased significantly in 2001 compared to 2000 and in the first six months of 2002 compared to the same period in 2001. The connections are implemented mainly using ADSL technology.

Leased Lines

      Sonera is a provider of leased lines, which are fixed point-to-point connections for the transmission of voice and data traffic between two geographically separate points. Sonera’s leased line service does not include the provision of managed leased lines, which are offered as part of Sonera’s data communication services. Customers lease lines from Sonera both for their own use and for use in providing telecommunications services to third parties. Although the total number of lines Sonera leases has decreased since 1996, total transmission capacity of its leased lines has increased significantly due principally to the increase in the number of higher capacity digital lines leased.

Technology and Infrastructure

      Management believes that Sonera has one of the most technologically advanced fixed-line networks in the world. Sonera’s network features fully digital local, trunk and international switching, fully digital transmission, with regional and trunk transmission based mostly on fiber optic cable infrastructure, wide access to ISDN, a new switching platform capable of providing ADSL service from most of its nodes, which are network elements that provide access to the network for other telecommunications equipment and computers, and a national trunk network that is mainly equipped with SDH (Synchronous Digital Hierarchy) transmission systems, which facilitate high-speed digital transmission through fiber optic cables. Sonera’s nationwide fixed network functions as the backbone for its operations, supporting not only its local, long distance and international traffic, but also mobile and data communications trunk traffic.

      Due in large part to its advanced network technology, Sonera has been able to rationalize its network, thereby increasing the productivity and cost effectiveness of its network as well as reducing the number of switches it maintains and the number of employees engaged in network development and operation.

      The reliability of Sonera’s fixed network has resulted largely from its digital restoration system, which permits rapid rerouting of transmission in the event of cable or switch malfunction. The reliability of Sonera’s network is further enhanced by highly efficient maintenance services. The following table sets forth information concerning accessibility and reliability of Sonera’s network:

	Year ended December 31,

	1999	2000	2001

Transmission network availability (%)	99.99	99.99	99.99
Call success rate (%)	98.90	99.10	99.10

Local Network

      Sonera’s local network is one of the most highly digitalized in the world. Digitalization of the network began in 1979, and was completed in 1996. In the future, fixed network services will concentrate increasingly on ADSL technology and on other broadband technologies as well as on the Internet protocol. Sonera also offers a broadband-based ADSL connection which is intended for SMEs as well as certain consumers and offers a fixed Internet connection at a fixed monthly rate. The transfer speed of the ADSL connection is up to two Mbps a second. At present, Sonera is offering ADSL services in 142 locations in Finland. By the end of 2001, ADSL coverage in Sonera’s traditional local service areas was approximately 73 percent. In the areas where competitors dominate the local network, Sonera’s objective is to be the high capacity service provider for 90 percent of companies and 40 percent of consumers.

      At June 30, 2002, Sonera’s domestic network consisted of 517,955 standard telephone access lines, 51,017 ISDN lines and 3,856 two Mbps lines. Sonera’s new switching platform for its local network features a standardized interface between Sonera’s switches and concentrators, making it easier to add network elements designed by different manufacturers, and facilitating the offering of new services, including ADSL. Sonera’s local network covers approximately 80 percent of Finland’s geographic area and 28 percent of the population.

      Outside of its traditional service areas, Sonera has approximately 3,500 kilometers of fiber optic cable loops in place in the largest cities in Finland primarily to provide corporate customers with data transfer and voice services. In the aggregate, Sonera has built fiber optic links to approximately 7,500 office buildings, production facilities, industrial parks and business centers located throughout Finland.

Regional and National Trunk Network

      Sonera’s regional and trunk networks are fully digitalized and mainly utilize fiber optic cable capable of operating at transmission speeds of up to 2.5 Gbps. As of June 30, 2002, a total of approximately 7200 kilometers of fiber optic cable had been installed for use in its trunk network. Sonera is continuing to install fiber optic cable in regional and trunk networks.

      Sonera has implemented WDM (Wavelength Division Multiplexing) technology in its trunk network. WDM, which multiplies the capacity of fiber optic cables using laser beam amplification and optical multiplexing, has allowed Sonera to increase the capacity of its existing fiber optic cables rather than having to lay down new fiber optic cables. The WDM-technology allows an effective platform for SDH, IP and wavelength services.

      Sonera is continuing to modernize the transmission system in its trunk networks by installing uniform SDH technology. SDH, which is a relatively inexpensive technology, allows for enhanced reliability. Through the use of a stand-by national network and self-healing local rings, the SDH optical network is protected against single cable failures. The SDH modernization project will be continued as part of Sonera’s ongoing investment in its infrastructure. The SDH modernization is expected to reduce the operation and capital cost of Sonera’s fixed network and management expects that the modernization will be completed by the end of 2003. Sonera’s current transmission and rerouting system in regional network also utilizes PDH (Plesiochronous Digital Hierarchy) technology, which predates SDH technology. Sonera is continuing to replace PDH with SDH as part of its SDH modernization project. In the future, Sonera will develop its national network solely on the basis of fiber optic cables and SDH technology while the regional network will utilize digital radiolinks as well.

      Sonera also operates a number of switched digital networks used principally for the provision of X.25, frame relay and ATM data services. Sonera was one of the first telecommunications providers in the world to develop and offer commercial ATM service. ATM permits data, text, voice and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. By utilizing ATM technology, Sonera can provide superior LAN interconnections, data transmission and flexible bandwidth delivery. Management believes that Sonera’s ATM trunk network is one of the most efficient transmission networks in the world. See “— Sonera Telecom — Data Services.”

      In December 2001, Sonera introduced a new IP-based system for switching voice traffic. The IP-based system is based on a decentralized network architecture and enables seamless switching of voice traffic to IP-packet networks while maintaining voice quality at the level of traditional telecommunications networks. In its first stage of introduction, the IP-based switching system was only introduced for domestic traffic and replaced a portion of the ATM-based system already in use. The introduction of the IP-based system will allow Sonera to use a common network for both voice and data services thus improving cost effectiveness.

International Network

      For international switched traffic, Sonera uses two SS7 international switches located in Helsinki and the Finnish city of Hämeenlinna. These switches handled approximately 649 million minutes of international traffic in 2001 comprising 232 million minutes of outbound traffic and 417 million minutes of inbound and transit traffic. In addition, Sonera has international switches in Stockholm, Dusseldorf and in London.

      Sonera has invested €36 million in submarine cable systems since 1990 and maintains capacity in several European and trans-Atlantic submarine cables. Sonera also has a 50 percent interest in two fiber optic cables connecting Finland and Estonia. Sonera owns and operates a high capacity gateway network based on fiber optic cable which connects Stockholm, Helsinki and St. Petersburg. Sonera also owns a fiber optic cable between St. Petersburg and Moscow, the building of which was completed in 1999. The cable was first put into commercial use in February 2000. This fiber optic cable has strengthened Sonera’s position in international data and transit traffic and enabled Sonera to offer Internet-based services in Moscow and St. Petersburg. The total cost of the fiber optic cable project was approximately €37 million. The investment in the fiber optic cable made possible the Ivan leased line service, a link from Moscow to New York maintained by Sonera Carrier Networks. Sonera has implemented WDM technology, which significantly enhances the data transfer capabilities of fiber optic cable, on the Ivan service link from Moscow to Hamburg. In February 2001, Sonera Carrier Networks, ZAO Sonera Rus and Cable & Wireless concluded an agreement for a period of ten years whereby Sonera Carrier Networks is to supply Cable & Wireless with capacity between Moscow and Stockholm as a part of Sonera Ivan. In March 2002, Sonera Carrier Networks opened a DWDM-based (Dense Wavelength Division Multiplexing) broadband network from Moscow to St. Petersburg which is connected to Western Europe through Finland. The new network supports capacity and IP-based services.

Equipment Sales

      Revenues from equipment sales amounted to €118 million in 2001, a decrease of approximately six percent as compared to €125 million in 2000. For the six months ended June 30, 2002, revenues from equipment sales amounted to €60 million as compared to €56 million for the corresponding period in 2001.

      Sonera’s subsidiary Sonera Solutions sells, installs and maintains switchboard and telephone systems, computers as well as other data processing and telecommunications equipment. The payment terminals business of Sonera Solutions was disposed in August 2001.

      The Telering chain, which markets mobile phones and information technology to consumers and companies, comprises 29 Sonera-owned stores and 41 franchising outlets. In 2001, mobile phone sales were Telering’s largest single sales segment, as in previous years. Beginning in 2001, the Telering operations were transferred to the Mobile Communications Finland segment. Sales from the Telering chain accounted for approximately €12 million of Equipment Sales’ revenue in the six months ended June 30, 2002.

      The Data-Info chain is one of Finland’s leading distributors of personal computers and software, and it is also a supplier of maintenance and network services for computers. The chain has 42 independent franchising stores.

      Sonera has a 50-50 joint venture called Isoworks Oy with ICL Data Oy (subsequently renamed Fujitsu Invia Oy), a Finnish information technology firm. Isoworks, which specializes in the repair and maintenance of customer equipment as well as help desk support for customers, began operations in early October 1999.

      In 1996, Sonera established a wholly owned subsidiary, Sonera Gateway (formerly, Sonera Credit), primarily to support Sonera’s core sales operations by providing equipment and other financing services to its customers. In May 2002, Sonera completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of approximately €114 million, of which €112 million has already been paid and the rest of the consideration will be paid over the next three years. Sonera will not record a significant gain in connection with the sale. After the transaction is completed, Sonera Gateway will still include Sonera Gateway’s electronic transaction services.

Construction and Maintenance

      In May 2002, Sonera completed the sale of its former wholly owned subsidiary Primatel Ltd to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million. In addition, Primatel repaid loans to Sonera in June 2002 totaling approximately €9 million. Sonera recorded a gain of €31 million for the second quarter of 2002 in connection with the sale. Primatel provides network installation and maintenance services for both Sonera and outside customers including other telephone companies and end-users of telecommunication services such as public utilities, corporations and residential customers.

Other Services

      Other Services consists of various non-core fixed line related businesses, including network consulting services and public phones as well as intra-Group operations such as network capacity sales to other segments, reselling of products of other segments to corporate customers of Sonera Telecom and the provision of construction and maintenance services to Mobile Communications Finland. The strong growth in the mobile penetration rate has led to a decline in the use of public phones.

Other Operations

      Other Operations include other non-core businesses, as well as Sonera’s administrative functions and centralized services, which generate primarily intra-Group revenues. In 2001 and the six months ended June 30, 2002, external revenues from these other businesses amounted to €7 million and €1 million, respectively, less than one percent of Sonera’s total revenues for these periods.

International and Other Significant Investments

      Sonera has made significant investments in telecommunications companies outside of Finland that management believes has substantial long-term growth potential and to which Sonera can apply its technical and commercial know-how developed in its Finnish home market and in other markets. Sonera’s principal investments have traditionally been minority positions in providers of mobile telecommunications services in which it can leverage its expertise in building and operating advanced GSM networks as well as its strengths in sales, marketing and customer service. Sonera has made its investments in mobile telecommunications providers in growth markets such as Turkey, Russia, the Baltic States and, recently, acquired a majority interest in certain Eurasian countries. In the United States, starting in 1998, Sonera made significant investments in PCS operators Aerial and Powertel and, subsequently, VoiceStream. In light of the acquisition of Aerial by VoiceStream in May 2000 and of VoiceStream and Powertel by the German telecommunications company Deutsche Telekom in May 2001, as of May 2002, Sonera has divested all of its interests in U.S. telecommunications operators. See “— Mobile Telecommunications Operations — Deutsche Telekom” and “— Mobile Telecommunications Operations — EWV Holding.” Beginning in 2000, Sonera also began investing, together with partners, in UMTS licenses in a number of European markets. UMTS joint ventures of which Sonera is or has been a member were granted UMTS licenses in Germany, Italy, Spain and Norway. Sonera has also made substantial investments in providers of fixed line services in the Baltic States, which have historically had strong economic ties to the Nordic Countries.

      The following table sets forth Sonera’s principal associated companies and international investments, its percentage ownership interest in these companies and the total actual cost and the carrying value of investments in these companies as of June 30, 2002:

	As of June 30, 2002

			Actual cost
		Percent of	of	Carrying value
Company name	Country	ownership	investment(1)	of investment

		(%)	(in € millions)	(in € millions)
GSM mobile operators:
Turkcell Iletisim Hizmetleri A.S.	Turkey	37.1	308	506
Fintur Holdings B.V.(2)	Netherlands	35.3	218	51
AS EMT	Estonia	24.5	— (3)	—	(4)
Latvijas Mobilais Telefons SIA	Latvia	24.5	— (3)	39
UAB Omnitel	Lithuania	27.5	83	81
OAO MegaFon(5)	Russia	28.2	59	61
UMTS mobile operators:
Group 3G UMTS Holding GmbH(6)	Germany	42.8	3,632	—	(7)
Ipse 2000 S.p.A	Italy	12.6	294	—	(7)
Xfera Móviles S.A.	Spain	14.3	72	72
Fixed network operators:
AS Eesti Telefon	Estonia	24.5	20 (8)	47	(8)
Lattelekom SIA	Latvia	44.1	244	312
AB Lietuvos Telekomas	Lithuania	30.0	238	210
Loimaan Seudun Puhelin Oy	Finland	24.1	30	33
Other:
Metro One Telecommunications, Inc.	United States	25.5	72	74

(1)	Includes Sonera’s total actual cost resulting from the investment in the shares of the company in question and the shareholder loans granted to the company in question.

(2)	In August 2002, Sonera purchased an additional 23.24 percent interest in Fintur, raising its total holding in Fintur to 58.55 percent.

(3)	As of June 30, 2002, Sonera had invested less than €500,000 in the share capital of each of these companies.

(4)	The carrying value of AS EMT is included in the carrying value of AS Eesti Telekom, the parent company of AS EMT and Eesti Telefon.

(5)	Formerly North-West GSM, MegaFon reorganized into an open joint stock company (ZAO) in May 2002. In March 2002, Sonera exchanged its shares in Sonic Duo for a new issuance of MegaFon shares. As a result of this and related transactions Sonic Duo became a wholly owned subsidiary of MegaFon and Sonera acquired a 26.0 percent holding in MegaFon.

(6)	Also referred to as Group 3G in this prospectus.

(7)	In July 2002, Sonera performed an impairment analysis on its UMTS investments and wrote down to zero the carrying values of its investments in Group 3G and Ipse 2000 as of June 30, 2002.

(8)	The cost of investment includes €9 million paid in February 1999 for additional shares in Eesti Telekom, the parent company of AS EMT and Eesti Telefon. The carrying value represents the carrying value of AS Eesti Telekom.

Mobile Telecommunications Operations

Turkcell and Fintur

      Sonera has a 37.1 percent indirect and direct holding in Turkcell, the leading GSM cellular provider in Turkey. At June 30, 2002, Turkcell had approximately 13.8 million subscribers, as compared to 11.3 million subscribers at June 30, 2001. Of the subscribers at June 30, 2002, approximately 9.2 million were pre-paid subscribers. Sonera’s share of Turkcell’s loss was €18 million in the six months ended June 30, 2002 as compared to a loss of €33 million in the corresponding period in 2001. See “RISK FACTORS” for a discussion on certain risks related to Turkcell.

      The following table sets forth some information regarding Turkcell and the Turkish mobile telecommunications market:

				As of or for the
				six months
	As of or for the year			ended
	ended December 31,			June 30,(1)

	1999	2000	2001	2001	2002

	(€ in millions,(2) except percentages and market
	data)
Revenues	1,495	2,416	1,995	992	1,041
Operating profit	543	462	243	131	143
Net income (loss)	349	248	(209)	(128)	7
Sonera’s share of net income(3) (%)	41.0	37.3	37.1	37.1	37.1
Equity income (loss) consolidated to Sonera(4)	154	130	(61)	(33)	(18)
Total assets	2,831	4,137	4,012	4,159	3,340
Shareholders’ equity	814	1,379	1,458	1,391	1,294
Net debt(5)	1,405	1,821	1,583	2,127	1,346
Number of subscribers at end of period (in millions)	5.5	10.1	12.2	11.3	13.8
Penetration rate of mobile telephone services in Turkey (%)	13	27	29	—(6)	—(6)

(1)	The interim financial data included in this table is based on Turkcell’s unaudited financial results for the six months ended June 30, 2002.

(2)	For income statement items, U.S. dollar amounts have been translated into euros using the average exchange rates provided under “Currency and Exchange Rate Information” in this prospectus for the years ended December 31, 1999 and 2000, and the average European Central Bank exchange rates for the year ended December 31, 2001 and for the six months ended June 30, 2001 and 2002 and for balance sheet items using the period-end exchange rates provided under “Currency and Exchange Rate Information” in this prospectus as of December 31, 1999 and 2000, and the period-end European Central Bank exchange rates as of December 31, 2001 and June 30, 2001 and 2002. Translation of U.S. dollar amounts into euros is for convenience purposes only and does not necessarily constitute a foreign currency translation in accordance with U.S. GAAP. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	In connection with Turkcell’s initial public offering in July 2000, Sonera sold a portion of its interest in Turkcell, reducing Sonera’s interest to 37.1 percent.

(4)	Before any amortization of goodwill. In 1999, 2000 and 2001, and for the six months ended June 30, 2002 Sonera recorded amortization of goodwill with respect to Turkcell of €4 million, €4 million, €4 million and €2 million, respectively. Starting in 2000, Sonera’s results for each quarter have included the results generated by Turkcell in the preceding quarter.

(5)	Net debt consists of interest-bearing debt less cash and short-term investments.

(6)	Reliable penetration statistics for the mobile telephone services in Turkey as of June 30, 2001 and 2002 were not available as of the date of this prospectus.

      Recent developments. As of June 30, 2002, Turkcell’s subscriber base amounted to approximately 13.8 million, an increase of 22 percent as compared to 11.3 million for the same period in 2001. Turkcell’s revenues amounted to $934.7 million for the six months ended June 30, 2002, an increase of five percent as compared to $891.1 million for the same period in 2001.

      Turkcell’s net income was $6.2 million for the six months ended June 30, 2002, as compared to a net loss of $115.2 million for the same period in 2001, principally due to a lower foreign exchange loss of $10.3 million in the first six months of 2002, as compared to a foreign exchange loss of $107.4 million in the first six months of 2001, reflecting the depreciation of the Turkish lira against the U.S. dollar. Increased competition in the Turkish mobile market had no significant impact on Turkcell’s leading market position, the cost of attracting new customers or customer churn. Turkcell’s customer churn rate amounted to 6.4 percent for the six months ended June 30, 2002, a decrease from 7.2 percent for the same period in 2001.

      Turkcell’s management estimates that Turkcell’s total debt payments on principal and interest will amount to approximately $268 million in the second half of 2002. In the six months ended June 30, 2002, Turkcell made debt payments on principal and interest totaling approximately $426.8 million and had a cash balance of approximately $167.8 million as of June 30, 2002. Turkcell’s management believes that Turkcell will be able to finance its current operations, capital expenditures and financing costs in 2002 through its operating cash flow, its positive cash balance as of June 30, 2002 and certain financing arrangements which it has recently entered into. As of June 30, 2002, Turkcell’s net debt amounted to approximately $1,342.4 million, a decrease of approximately 26 percent from approximately $1,803.6 million as of June 30, 2001.

      History and development of Turkcell. Turkcell was formed in 1993 as a joint venture whose principal owners included the Çukurova Group, one of the largest industrial conglomerates in Turkey, and commenced operations in 1994. Turkcell currently operates under a 25-year GSM license (the “Turkcell License”) which it was granted in April 1998 upon payment of an up-front license fee of $500 million. Under the terms of the Turkcell License, Turkcell is obligated to pay a fee equal to 15 percent of its monthly gross revenues to the Treasury of Turkey. The Turkcell License also gives the Turkish Ministry of Communications certain powers to set and approve charges for GSM services provided by Turkcell. The Ministry of Communications in Turkey may terminate the Turkcell License under certain circumstances, including Turkcell’s failure to perform its obligations under the Turkcell License, in which event Turkcell could be required to deliver its GSM system to the Ministry of Communications. The Turkcell License has recently been renegotiated with the Telecommunications Authority and the revised License Agreement was signed on February 12, 2002. Pursuant to the examination of the Danistay, the highest administrative court in Turkey, the Telecommunications Authority signed the revised Licence Agreement on February 13, 2002, which became valid thereafter. The terms of the amended Turkcell License Agreement are substantially similar to the previous Turkcell License. In connection with the Turkcell License, Turkcell entered into an interconnection agreement with Türk Telekom, Turkey’s state-owned monopoly fixed line operator, providing for the interconnection of Turkcell’s network with Türk Telekom’s fixed line network, as well as certain interconnection and other service fees to Türk Telekom.

      Until the end of 2000, the GSM network activities were regulated by the Ministry of Transportation pursuant to the Telecommunications Law. The Ministry of Transportation regulated licensing, competition, ownership, frequency allocation and arrangements pertaining to interconnection and general operations of GSM networks. On May 23, 2001, the Turkish Parliament passed Amending Law No 4673 (the “Amending Law”), which amended, among other things, the Telecommunications Law. Pursuant to the Amending Law, the Telecommunication Authority is empowered to regulate licensing, competition, ownership, frequency allocation and arrangements pertaining to interconnection and general operations of GSM networks, thus replacing the Ministry of Transportation. Pursuant to the Amending Law, the Telecommunication Authority is responsible for issuing licenses and general permissions as well as concluding concession or agreements with the operators.

      The payment of an up-front license fee under the Turkcell Licence was initially financed through a $575 million bridge loan facility, which was refinanced by Turkcell partly through the issuance of $300 million of high yield debt issued by a financing entity created by Turkcell to refinance Turkcell’s existing indebtedness, and borrowings under a $550 million credit facility from a syndicate of international banks. In July 2000, Turkcell completed its initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and its American Depositary Shares on the New York Stock Exchange. On August 9, 2001, Turkcell completed a rights offering of approximately 236 billion new ordinary shares which raised approximately $178 million.

      Business Overview. Turkcell provides comprehensive, high-density coverage to an area that includes approximately 100 percent of the Turkish population living in cities of 10,000 people or more, as well as all of the 81 largest Turkish cities and the majority of the country’s tourist areas and principal highways. As of May 31, 2002, Turkcell provided services to its subscribers in 105 countries through roaming agreements with 234 operators.

      Turkcell offers value-added services such as voicemail, call waiting, caller ID, short messaging and unified messaging. Turkcell also offers WAP-based data services for its customers as well as HSCSD, which provides for data speeds of up to 28.8 Kbps. In March 2001, Turkcell launched GPRS services in Turkey, which increased the speed and efficiency of its network.

      Turkcell currently faces competition from Telsim, Türk Telekom, Aycell and Aria, a joint venture formed by Telecom Italia and Isbank, one of the largest private banks in Turkey. Telsim operates a GSM 900 network, Aria operates a GSM 1800 network, and Türk Telekom, which currently operates an analog network, received its GSM 1800 license in September 2000 and established its GSM network in Turkey through its wholly owned subsidiary Aycell in August 2001. Aycell launched GSM services in December 2001. Telsim, which is Turkcell’s principal competitor, began offering mobile services in 1994. Based on public statistics which Turkcell’s management do not necessarily regard as reliable, Telsim had, as of December 31, 2001, less than 30 percent of the total Turkish GSM market. Aria received its GSM 1800 license in September 2000 and began offering services in March 2001. It is also possible that a new GSM 1800 license and UMTS licenses will be offered by the Turkish government in the future.

      Turkcell has a direct ownership interest in only one GSM operator outside of Turkey, Kibris Mobile Telekomünikasyon Limited Sirketi (Kibris Telekom located in Northern Cyprus), in which it holds a 100 percent interest. Kibris Telekom commenced operations in July 1999 and as of the end of 2001 had approximately 66,400 subscribers. Kibrisonline started operations on January 10, 2001 to provide Internet access and e-commerce services. Kibris Telekom holds a 60 percent interest in Kibrisonline and the remaining 40 percent is owned by the local partner Airtech Limited.

      Sonera is the only principal shareholder of Turkcell that operates its own mobile telecommunications network. The other significant shareholders of Turkcell include the Çukurova Group with an aggregate 42.3 percent ownership interest, MV Holding A.S. with a 4.3 percent equity interest and MV Investments N.V. with a 2.0 percent equity interest. In October 1999, Sonera entered into a shareholders’ agreement with the Çukurova Group providing for the establishment of a new holding company in Turkey, Turkcell Holding A.S. Under the terms of the agreement, Sonera contributed Turkcell shares representing 24 percent of the share capital of Turkcell to the Turkish holding company. Sonera owns 47 percent of the shares of the holding company with the balance being owned by the Çukurova Group. Turkcell Holding holds 51 percent of the share capital of Turkcell. On June 18, 2002, the Turkish Banking Regulation and Supervision Authority

decided to transfer the management and supervision of Pamukbank, a Çukurova Group majority owned bank holding a 0.51 percent direct ownership interest and a 7.87 percent indirect ownership interest (through Turkcell Holding) in Turkcell, to the Savings Deposit Insurance Fund of Turkey. As a result, the Çukurova Group’s holding in Turkcell may be subject to seizure by the Turkish banking authorities. See “RISK FACTORS” for more information concerning the Turkish banking authorities’ seizure of Pamukbank.

      Pursuant to the terms of a shareholders’ agreement entered into with the other original shareholders of Turkcell, Sonera is entitled to nominate three individuals to serve on Turkcell’s seven member board of directors. The shareholders’ agreement also provides for certain restrictions and rights of refusal with respect to transfers of Turkcell shares. Sonera has also entered into a technical assistance agreement with Turkcell pursuant to which Sonera provides assistance relating to planning and construction services and site management of Turkcell’s network, as well as assistance relating to the planning and training of Turkcell’s business and technical departments; the technical assistance agreement was entered into on a year-to-year basis and was valid up until the end of 2001. As of June 30, 2002, Sonera had outstanding guarantees to various lenders with respect to €10 million of debt incurred by Turkcell in connection with the purchase of network equipment. Turkcell Holding A.S., Sonera’s associated company which holds a portion of Sonera’s interest in Turkcell, has pledged approximately 39 percent of its Turkcell shares, or approximately one-fourth of Sonera’s total shareholding in Turkcell, as security for Turkcell’s loan financing.

      In July 2000, Turkcell completed an initial public offering of its shares. Sonera sold a total of approximately 10.2 billion shares in the offering and received total net proceeds of $704 million from the offering. As part of the offering, Turkcell’s shares were listed on the Istanbul Stock Exchange and the New York Stock Exchange. In August 2001, Sonera participated in a rights offering by Turkcell to its existing shareholders. Sonera’s pro rata participation in the offer amounted to approximately €77 million. Sonera currently holds directly and indirectly 37.1 percent of Turkcell’s outstanding shares.

      In late November 1999, the Turkish Parliament confirmed the introduction of a temporary tax on mobile subscriptions (the “Special Communications Tax”). This tax, effective from December 1, 1999, up to the end of 2002, amounts to 25 percent of a subscriber’s total monthly telephone bill net of VAT and is being collected by mobile operators. Turkcell’s net profit in 2001 was reduced significantly by the Special Communications Tax, which has also had a negative impact on mobile phone usage in Turkey. In addition, in an attempt to avert a potential financial and political crisis, the Turkish government allowed the Turkish lira to float freely in February 2001. This has resulted in a significant devaluation of the Turkish lira against the U.S. dollar and other major foreign currencies. The effects of the Special Communications Tax is expected to have a negative impact on Turkcell’s net profit and cash flow in 2002 and also beyond 2002, if the tax is continued. Turkcell’s management is not able to predict the extent, severity or duration of the current economic difficulties, nor to quantify the impact that these difficulties may have on Turkcell’s financial position, future operations or cash flows. See “RISK FACTORS” for more information concerning the political and economic climate in Turkey.

      Fintur. In February 2000, Turkcell acquired Fintur Holdings B.V., a Dutch holding company, with the purpose of engaging in the participation and management of companies providing communications, Internet, multi-media and data transfer services, and transferred to Fintur its holdings in a number of companies, including all of its international GSM investments other than its Northern Cyprus operations. Subsequently, Sonera became a 35.31 percent shareholder of Fintur through the contribution of $127 million in cash and the Çukurova Group became a 40 percent shareholder of Fintur through the contribution of its holdings in a number of telecommunications and multimedia companies.

      In August 2002, Sonera and Turkcell purchased the Çukurova Group’s entire holding in Fintur for a total net consideration of $115 million and $71 million, respectively. As a result of the transaction, Sonera currently holds a 58.55 percent interest and Turkcell a 41.45 percent interest in Fintur. In addition, under the terms of the Fintur share purchase agreement, certain digital-TV, ISP and other data transmission services businesses formerly held by Fintur were transferred to the Çukurova Group for a nominal consideration. Fintur’s current holdings primarily consist of mobile operators providing services in emerging mobile markets.

      Sonera’s share of Fintur’s loss in 2001 was €96 million, which was based on Fintur’s net loss for the twelve month period ended September 30, 2001. Sonera will consolidate Fintur as its subsidiary as of September 2002.

      Fintur presently holds, among others, (1) a 51.3 percent interest in Azercell Telecom B.M., which operates a GSM network in Azerbaijan, (2) an 83.2 percent interest in Geocell LLC., which operates a GSM network in Georgia, (3) a 51 percent interest in GSM Kazakhstan LLP OAO Kazakhtelecom, which operates a GSM network in Kazakhstan, and (4) a 77 percent interest in Moldcell S.A., which operates a GSM network in Moldova. As of June 30, 2002, Azercell had approximately 598,000 subscribers, Geocell had approximately 137,000 subscribers, GSM Kazakhstan had approximately 531,000 subscribers and Moldcell had approximately 114,000 subscribers to their respective GSM networks, totaling approximately 1.4 million subscribers.

      Legal Proceedings. Turkcell is involved in a number of ongoing legal proceedings and disputes which, if determined against Turkcell, could individually or in the aggregate have a material adverse effect on its financial condition or results of operations. These include the following:

•	Turkcell has been named as a defendant in a consolidated purported class action lawsuit pending in the United States. The complaint alleges that the prospectus issued in connection with Turkcell’s public offering in July 2000 contained false and misleading statements about its churn rate and omitted material financial information. The plaintiffs seek to recover damages pursuant to the U.S. Securities Act of 1933. In a recent related claim, the directors of Turkcell, including Sonera’s nominees, were named as co-defendants with Turkcell. In June 2001, Turkcell and the other defendants in the class action lawsuit filed a motion to dismiss the complaint. In November 2001, the motion to dismiss was granted on the claim alleging omission of material financial information, but denied for the claim regarding churn. In March 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. Turkcell’s management believes it is premature to estimate its potential liability, if any, from the class action lawsuit.

•	Turkcell is involved in a dispute with the Turkish Ministry of Transportation and the Turkish Treasury in connection with the method of calculating the monthly license fee owed to the Turkish Treasury under the Turkcell License. In the view of the Ministry of Transportation and the Turkish Treasury, the 15 percent monthly license fee should be calculated on a gross basis before deduction for VAT, Turkcell’s required contribution to the education fund and frequency usage and transmission fees. Turkcell has calculated the ongoing license fee on a net basis after deducting for these items. Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the disputed unpaid fee amounts. However, the Danistay, Turkey’s highest administrative court, lifted the injunction with regard to the license fee amounts payable on account of collections of VAT, but upheld the injunction with respect to the education fund and frequency usage and transmission fees. Accordingly, Turkcell paid the Turkish Treasury $57.2 million in March 2000, with reservation, for license fees on account of VAT and late interest payments. In October 2001, the Danistay ruled that VAT should be included in the calculation of gross revenues whereas the education fund and the frequency usage fees should not. Turkcell expects both parties to appeal the parts of the decision adverse to their interests. In the event that the Ministry and the Turkish Treasury prevail in these matters, Turkcell may be required to pay higher license fees in the future and may have to pay supplemental fees for prior periods. The amounts in question with respect to the state education fund, frequency usage and transmission fees, including interest, amounted to $17.6 million, $41.0 million and $47.6 million for the three years ended December 31, 2001, respectively.

•	Turkcell is involved in a dispute with the Tax Office of the Turkish Ministry of Finance (the “Tax Office”). The Tax Office claims that Turkcell should have paid VAT on the $500 million up-front license fee paid to the Turkish Treasury, and is therefore liable for the VAT amount as well as interest charges and a penalty fee. However, the Tax Office is also claiming an interest charge on the unpaid VAT of TL 60.7 trillion (approximately $42.2 million as of December 31, 2001) and a penalty fee of TL 9.3 trillion (approximately $6.5 million as of December 31, 2001) and this claim is still in dispute. In April 2001, the Istanbul Fifth Tax Court reduced the outstanding interest charge to TL 11.1 trillion (approximately $7.7 million as of December 31, 2001). Accordingly, Turkcell’s payment schedule was amended. Payments already made have been set-off against future payments.

•	On November 2, 2000, Turkcell received notice from the Ministry of Transportation stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the license fees for all such services would be retroactively recalculated from the date of Turkcell’s license agreement and must be paid to the Turkish Treasury after applying the statutory interest rate. Turkcell initiated a suit against the Ministry of Transport and the Turkish Treasury seeking an injunction from the charge of these license fees. In July 2001, the Danistay rejected Turkcell’s request for injunctive relief, and its application for the correction of this decision before the Danistay en banc was rejected in September 2001. If the case is resolved in favor of the Turkish Treasury, Turkcell will be liable to the Turkish Treasury for an amount of TL 171.5 trillion ($119.1 million at December 31, 2001), including an interest charge of TL 84.6 trillion ($58.8 million, at December 31, 2001). Turkcell has not made a provision for payment of these additional license fees in connection with such services and revenues and interest.

•	In addition, Turkcell did not pay any VAT on the ongoing license fees paid to the Turkish Treasury, which amounts to 15 percent of the monthly gross revenue (the “Treasury Share”). In December 2001, the board of accounting experts for the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. In addition, the opinion stated that since Turkcell has not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice in January 2002 asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion ($69.2 million as of January 31, 2002) for VAT payments and a total of approximately TL 145.3 trillion ($110.0 million as of January 31, 2002) in penalty fees. Turkcell commenced a reconciliation process with the Tax Office with regard to the Tax Office’s claim. Turkcell is considering commencing legal proceedings against the Tax Office depending on the outcome of the reconciliation process.

•	Turkcell is involved in a dispute with Türk Telekom in connection with recent modifications in the way that Türk Telekom calculates the interconnection fees that Türk Telekom pays to Turkcell. Beginning in early 2000, Türk Telekom, in determining the interconnection fees that it pays to Turkcell, began deducting from the revenues it receives certain payments that it makes to the Turkish Treasury and other Turkish authorities. In April 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from withholding this extra amount beginning from March 1, 2000 onwards, which was subsequently overruled in October 2000. As a result, Türk Telekom filed a claim for the payment of the interconnection revenues which were not withheld as a result of the injunction. In October 2000, Turkcell paid Turk Telekom a first installment of TL 16.0 trillion (approximately $11.2 million at December 31, 2001) with a reservation and filed an appeal against the October 5, 2000 decision before the appeals court. In November 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to withhold the additional amount, and in May 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5 percent payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15 percent fund to the lower court. On January 24, 2002, the lower court rendered a decision in line with the appeals court’s decision and ruled that Turk Telekom is permitted to deduct the 2.5 percent payment from its revenue for the year 2000 but that it is not permitted to do so for the 15 percent fund payment. As a result, in March 2002, Turkcell received a payment from Turk Telekom as compensation for the TL 6.6 trillion withheld by Turk Telekom. In November 2000, Turkcell filed a second lawsuit to recover the payment of TL 16.0 trillion (approximately $11.2 million at December 31, 2001) which it made in

October 2000. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision.

•	The Turkish Electrical Engineers’ Society commenced a lawsuit against Türk Telekom in 2000 in which it claimed that Turkcell’s interconnection agreement with Türk Telekom violates public policy and certain provisions of the Turkish constitution. In October 2000, the court annulled portions of Turkcell’s interconnection agreement with Türk Telekom which deal with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. In November 2000, Turkcell received notification from Türk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Türk Telekom and by Türk Telekom to Turkcell must be the same to comply with the court’s decision and should be retroactively calculated from the date of Turkcell’s license and include the statutory interest rate on the unpaid balance. Turkcell initiated proceedings before the commercial court to cancel Türk Telekom’s request until Turkcell agrees with Türk Telekom to replace the cancelled provisions of their interconnection agreement. The case is still pending and Turkcell was granted an injunction in November 2001. In addition to the foregoing, Türk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion ($752.4 million at December 31, 2001). The court decided the case should be consolidated with the first lawsuit.

•	In March 2001, Türk Telekom unilaterally, and without the approval of the Ministry of Transportation, increased the fees it charges Turkcell for access to Türk Telekom’s transmission lines by 100 percent, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. In May 2001, Turkcell obtained an injunction to compel Türk Telekom to lease additional lines to Turkcell and to prevent Türk Telekom from collecting any amounts relating to its increase in the transmission line fee. In June 2001, Turkcell initiated a lawsuit to rule on the legality of Türk Telekom’s actions. In November 2001, the Telecommunications Authority set new fees for access to Turk Telekom’s transmission lines, and Turkcell has paid these increased transmission fees since November 2001. Therefore, Turk Telekom’s claim for the increased transmission fees only relates currently to the fees they claim they should have received between March and October 2001. In February 2002, the commercial court granted Turkcell’s request for an expert opinion.

•	Turkcell received notice from the Turkish treasury in July 2001 and September 2001 that Turkcell is required to include the interconnection revenue in the gross revenue from which ongoing license fees are to be computed. Turkcell received an injunction from the judicial court of first instance against the Turkish Treasury in November 2001 which was contested by the Turkish Treasury, the Ministry of Transportation and the Telecommunications Authority. Since the parties failed to reach agreement, Turkcell initiated an arbitration suit in the International Court of Arbitration of the ICC against the Turkish Treasury, the Ministry of Transportation and the Telecommunications Authority in October 2001. As of the date of this prospectus, the arbitral tribunal had not begun proceedings.

•	Turkcell is currently involved in a number of arbitral proceedings with regard to national roaming. The Turkish Telecommunications Authority notified Turkcell in November 2001 that it would have to enter into a national roaming agreement with Aria. Further, new regulation was passed in March 2002 requiring mobile service providers to enter into roaming agreements with each other. The outcome of the proceedings with respect to the national roaming is uncertain. If Turkcell is forced to conclude national roaming agreements with its competitors on terms and conditions that do not provide adequate return on Turkcell’s investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely effected.

Pannon GSM

      On February 4, 2002, Sonera sold its entire holding in Pannon GSM to Telenor Mobile Communications. Sonera received €310 million and recorded a gain of approximately €220 million in the first quarter of 2002 in connection with the sale. Pannon GSM is a GSM operator operating in Hungary providing GSM 900 and 1800 services.

AS EMT

      Through its shareholding in Eesti Telekom, a publicly listed Estonian corporation, Sonera has an indirect 24.5 percent ownership interest in AS EMT, formerly known as Eesti Mobiiltelefon. AS EMT, a wholly owned subsidiary of Eesti Telekom, is the largest of the three GSM operators in Estonia. As of December 31, 2001, AS EMT had approximately 383,000 subscribers using its GSM network, giving it approximately 54 percent of the total Estonian mobile telephone market. AS EMT’s GSM network covers approximately 99 percent and 98 percent of Estonia’s population and geographic area, respectively. For the year ended December 31, 2001, AS EMT’s revenues amounted to €131 million, as compared to revenues of €116 million for the year ended December 31, 2000.

      The following table sets forth certain information regarding AS EMT and the Estonian mobile telecommunications market:

	Year ended
	December 31,(1)

	1999	2000	2001

	(€ in millions(2),
	except percentages and
	market data)
Revenues	103	116	131
Operating profit	38	43	48
Net income	34	43	48
Sonera’s share of net income (%)	24.5	24.5	24.5
Equity income consolidated to Sonera	8	11	12
Total assets	85	101	104
Shareholders’ equity	73	87	92
Net debt(3)	(15)	(22)	(15)
Number of subscribers at period end (in thousands)	244	327	383
Penetration rate of mobile telephone services in Estonia (%)	28	39	52

(1)	The selected financial data set forth above is based on financial reports available to and estimates made by Sonera in the preparation of its consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by AS EMT for the relevant periods. Consequently, the equity income consolidated to Sonera for a certain period is likely to include corrections from the previous year.

(2)	For all periods presented, the exchange rate for the Estonian kroon has been fixed at €1.00 = EEK 15.6466.

(3)	Net debt consists of interest-bearing debt less cash and short-term investments.

      AS EMT commercially launched its NMT service in 1991 and its GSM 900 service in 1995. AS EMT terminated its NMT services at the end of 2000. AS EMT has a GSM license granted by the Estonian Ministry of Transport and Communications (the “Estonian Ministry”) that is valid until December 21, 2010. AS EMT also has a license granted by the Estonian Ministry to provide GSM 1800 services that is valid until December 21, 2010. Competing providers of mobile telecommunications services in Estonia include Radiolinja Eesti AS, a subsidiary of the Finnish GSM operator Radiolinja, and Tele2 Eesti AS, which together currently have a 45 percent share of the Estonian mobile telecommunications market.

      AS EMT offers its subscribers a wide range of value-added features, including GPRS services, mobile high speed data services, the ability to send SMS messages to other mobile phones and to e-mail addresses, the ability to pay for car parking in Tallinn by mobile phone, and the ability to receive e-mail messages in the form of SMS messages. AS EMT had roaming agreements with mobile communications operators in approximately 87 countries as of December 31, 2001.

      Sonera’s ownership interest in AS EMT is held through Eesti Telekom, a publicly listed Estonian corporation. Other shareholders of Eesti Telekom are Telia, which holds a partly indirect 24.5 percent equity interest, and the Republic of Estonia, which holds a 27.3 percent equity interest. The remaining 23.7 percent is owned by the public. Prior to the initial public offering of Eesti Telekom, both its group structure and ownership structure were restructured. The restructuring was effected on the basis of an agreement entered into between the Republic of Estonia and the minority shareholders of Eesti Telekom’s subsidiaries. Pursuant to the restructuring agreement, the shareholders of AS EMT and Eesti Telefon, including Sonera, exchanged their shares in such subsidiaries for publicly-traded shares of Eesti Telekom. Eesti Telekom has a ten member supervisory council elected by the annual general meeting of shareholders. Sonera, Telia and the Republic of Estonia have two members each on the supervisory council. AS EMT has its own four member supervisory council in which Sonera and Telia together have two nominees.

      Estonian telecommunications legislation was revised in preparation for Estonia’s expected membership in the European Union and came into effect on March 19, 2000. The implementing legislation is still under development. There can be no assurance that the interpretation and implementation of new telecommunications legislation in Estonia will not have an adverse effect upon AS EMT. The relevant regulatory authority in Estonia has, however, ruled that AS EMT does not have significant market power in the Estonian interconnection market.

Latvijas Mobilais Telefons

      Sonera has a 24.5 percent shareholding in Latvijas Mobilais Telefons, the largest GSM operator in Latvia. As of December 31, 2001, Latvijas Mobilais Telefons had approximately 348,000 subscribers for its GSM and NMT 450 networks combined, giving it approximately 57 percent of the total Latvian mobile phone market. For the year ended December 31, 2001, Latvijas Mobilais Telefons’ revenues amounted to €188 million, as compared to revenues of €154 million for the year ended December 31, 2000.

      The following table sets forth certain information regarding Latvijas Mobilais Telefons and the Latvian mobile telecommunications market:

	Year ended
	December 31,(1)

	1999	2000	2001

	(€ in millions(2),
	except percentages and
	market data)
Revenues	103	154	188
Operating profit	44	63	71
Net income	31	46	53
Sonera’s share of net income (%)	24.5	24.5	24.5
Equity income consolidated to Sonera	8	11	13
Total assets	99	135	171
Shareholders’ equity	72	107	141
Net debt(3)	2	(6)	(14)
Number of subscribers at period end (in thousands)	201	267	348
Penetration rate of mobile telephone services in Latvia (%)	12	17	26

(1)	The selected financial data set forth above is based on financial reports available to and estimates made by Sonera in the preparation of its consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Latvijas Mobilais Telefons for the relevant years. Consequently, the equity income consolidated to Sonera for a certain period is likely to include corrections from the previous year.

(2)	For income statement items, Latvian lat amounts have been translated into euros using the average exchange rate for the applicable period and for balance sheet items, using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	Net debt consists of interest-bearing debt less cash and short-term investments.

      Latvijas Mobilais Telefons commercially launched its NMT service in 1992 and its GSM service in 1996. Latvijas Mobilais Telefons’ GSM and NMT licenses were each renewed in January 2001 for terms of five years. Pursuant to the license, Latvijas Mobilais Telefons has the right to develop and operate an NMT 450 and a GSM network in Latvia. The only competing provider of mobile telecommunications services in Latvia is SIA Tele2, a wholly owned subsidiary of the Swedish telecommunications company Tele2 AB, which currently has approximately 43 percent of the total Latvian mobile communications market. Latvijas Mobilais Telefons offers its subscribers a wide range of value-added features, including mobile high speed data services, voice mail, call forwarding, caller identification, SMS messaging and forwarding of SMS messages to e-mail addresses as well as fax and data capability. In July 1999, Latvijas Mobilais Telefons and SIA Tele2 were granted GSM 1800 licenses. Latvijas Mobilais Telefons began using the new frequency at the end of 1999 and SIA Tele2 in early 2000. In July 2002, Zetcom started operating as a virtual network operator in the network of Latvijas Mobilais Telefons offering its customers pre-paid services. In August 2002, Latvijas Mobilais Telefons and SIA Tele2 filed applications for a UMTS license in Latvia. The Latvian government has announced that it will grant a total of three licenses at a cost of approximately €10 million per license. However, because no new operator filed an application for the combined GSM/UMTS license before the auction due date, under the rules of the auction, the third license cannot be granted for the next 24 months. Operators that receive licenses are required to build a UMTS network covering 30 percent of the Latvia’s population by the end of 2005. Latvijas Mobilais Telefons has roaming agreements with approximately 207 mobile telecommunications operators in 92 countries.

      Sonera provides both GSM operating and technical expertise to Latvijas Mobilais Telefons. Sonera currently has two nominees serving on Latvijas Mobilais Telefons’ seven member board of directors. Latvijas Mobilais Telefons’ other shareholders include Telia, with a 24.5 percent interest, Digital Latvia Radio and TV Centre, which is a wholly owned subsidiary of the Latvia Radio and Television Centre, with a 23 percent interest, Lattelekom, with a 23 percent interest, and the Republic of Latvia, which has a five percent interest.

      Latvian telecommunications legislation is currently being revised in preparation for Latvia’s expected membership in the European Union. Management is currently not in a position to assess the impact on Latvijas Mobilais Telefons of the anticipated passage of new telecommunications legislation in Latvia.

Omnitel

      In September 1998, Sonera purchased a 27.5 percent indirect holding in Omnitel, the largest of the three GSM operators in Lithuania. As of December 31, 2001, Omnitel had approximately 557,000 subscribers using its GSM network, giving it approximately 58 percent of the total Lithuanian mobile telephone market. Omnitel’s GSM network covers approximately 99 percent and 98 percent of Lithuania’s population and geographic area, respectively. For the year ended December 31, 2001, Omnitel’s revenues amounted to €137 million, as compared to €92 million for the year ended December 31, 2000.

      The following table sets forth certain information regarding Omnitel and the Lithuanian mobile telecommunications market:

	Year ended
	December 31,(1)

	1999	2000	2001

	(€ in millions(2),
	except percentages and
	market data)
Revenues	83	92	137
Operating profit	35	27	30
Net income	31	21	32
Sonera’s share of net income (%)	27.5	27.5	27.5
Equity income consolidated to Sonera(3)	8	6	9
Total assets	106	123	158
Shareholders’ equity	67	93	119
Net debt(4)	10	(1)	(0.3)
Number of GSM subscribers at period end (in thousands)	196	307	557
Penetration rate of mobile telephone services in Lithuania (%)	9	11	27

(1)	The selected financial data set forth above is based on financial reports available to and estimates made by Sonera in the preparation of its consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Omnitel for the relevant years. Consequently, the equity income consolidated to Sonera for a certain period is likely to include corrections from the previous year.

(2)	For income statement items, Lithuanian lita amounts have been translated into euros using the average exchange rate for the applicable period and for balance sheet items, using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	Before any amortization of goodwill. In 1999, 2000 and 2001, Sonera recorded amortization of goodwill with respect to Omnitel of €7 million, €8 million and €8 million, respectively. Sonera acquired its shareholding in Omnitel on September 2, 1998. Accordingly, Sonera’s equity income from Omnitel in 1998 only includes the last four months of 1998.

(4)	Net debt consists of interest-bearing debt less cash and short-term investments.

      Omnitel commercially launched its GSM 900 service in March 1995. Omnitel’s current GSM 900 license was granted in October 1997 by the Lithuanian Ministry of Communications and Information and is valid until October 2007, subject to renewal thereafter. Omnitel competes principally with UAB Bite GSM and UAB Tele2, providers of GSM 900 and GSM 1800 services. Omnitel was granted a GSM 1800 license in 1998. Omnitel offers its subscribers a wide range of value-added features, including GPRS services (which were launched in February 2001), voice mail, call forwarding, call waiting, caller identification, three-way conferencing and SMS messaging. Omnitel also provides commercial Internet services, data transmission services, using X.25 and X.28 protocol, and nationwide paging services. Omnitel had roaming agreements with 152 mobile telecommunications operators in 69 countries as of December 31, 2001.

      Omnitel’s other shareholders are Telia, also with a 27.5 percent indirect shareholding, Motorola Lithuania Telecom, a Lithuanian subsidiary of Motorola Corporation, with a 35 percent shareholding, and the Kazickas family, with a ten percent shareholding. Sonera and Telia may each nominate two of the seven members of the Omnitel board of directors. Subject to certain conditions, each shareholder belonging to the Kazickas family may require Omnitel to repurchase its Omnitel shares. The shareholders may be required to make additional capital contributions to Omnitel provided that any proposal for capital contributions must be approved by a super majority of the shareholders. Depending on market circumstances, the combined company may decide to increase its holding in Omnitel in the future.

OAO MegaFon

      As of August 31, 2002, Sonera had a 26 percent shareholding in OAO MegaFon (formerly known as ZAO North-West GSM), a GSM service provider in the northwestern part of Russia, including St. Petersburg, Leningrad oblast, Archangelsk, Murmansk, Karelia, Vologda, Pskov, Kaliningrad and Novgorod. In August 2001, the shareholders of North-West GSM announced that the operations of North-West GSM would be merged with the operations of ZAO Sonic Duo, a GSM operator in the Moscow region in which Sonera held a 35 percent interest, several other regional Russian GSM operators wholly or partly owned by Telecominvest, a Russian investment company in which Telia has an interest, to form the first nationwide Russian GSM operator which will operate under the brand name “MegaFon.” MegaFon is the parent company of the new MegaFon group. In conjunction with the formation the MegaFon group, North-West GSM changed its name to OAO MegaFon in May 2002 and reorganized into an open joint stock company from a closed joint stock company.

      For the year ended December 31, 2001, MegaFon’s revenues amounted to €221 million, as compared to revenues of €132 million for the year ended December 31, 2000.

      The following table sets forth certain information regarding MegaFon and the Russian mobile telecommunications market:

	Year ended
	December 31,(1)

	1999	2000	2001

	(€ in millions(2),
	except percentages)
Revenues	80	132	221
Operating profit	20	42	92
Net income	6	23	67
Sonera’s share of net income (%)	23.5	23.5	23.5
Equity income consolidated to Sonera	1	5	16
Total assets	108	122	222
Shareholders’ equity	43	67	140
Net debt(3)	0.3	17	(8)
Penetration rate of mobile telephone services in Russia (%)	0.9	2	5

(1)	The selected financial data set forth above is based on financial reports available to and estimates made by Sonera in the preparation of its consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by MegaFon (formerly, ZAO North-West GSM) for the relevant years. Consequently, the equity income consolidated to Sonera for a certain period is likely to include corrections from the previous year.

(2)	For income statement items, U.S. dollar amounts have been translated into euros using the average exchange rate for the applicable period and for balance sheet items using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	Net debt consists of interest-bearing debt less cash and short-term investments.

      MegaFon commercially launched its GSM service in the St. Petersburg area in December 1994 and in most of its other service areas in 1997. MegaFon’s licenses in its current five principal service areas are valid until 2008. In December 1999, MegaFon acquired 100 percent of the equity of North-West DCS ZAO, a holder of a GSM 1800 license, and, in March 2000, by decision of the Russian Ministry of Telecommunications, the North-West DCS ZAO license was transferred to MegaFon. This acquisition permits MegaFon to provide dual band service and adds Kaliningrad, Novgorod and Pskov to the regions in which it is licensed. In the second half of 2001, MegaFon established a new 75 percent held subsidiary ZAO TTMobile, a cellular telecommunications network in Tajikistan. TTMobile started its commercial operations in October 2001 and had approximately 1,200 subscribers as of June 30, 2002. TTMobile holds a license for GSM 900/1800 services in Tajikistan that is valid until 2007.

      As of December 31, 2001, MegaFon had approximately 70 percent of the market for mobile telecommunication services in St. Petersburg and Leningrad oblast and approximately a 50 percent market share in its other service areas. The main competitors of MegaFon on the Russian GSM market are Mobile TeleSystem and Vimpelcom.

      The first step of the MegaFon merger was completed in March 2002, when Sonic Duo, a former associated company of Sonera, became a wholly owned subsidiary of MegaFon. Sonic Duo is a Russian company which acquired a license to provide GSM services in the Moscow area in May 2000 and began construction of its GSM network in 2001. Prior to the merger, Sonera held a 35 percent interest and OOO CT-Mobile held a 65 percent interest in Sonic Duo. In March 2002, Sonera and OOO CT-Mobile exchanged their interests in Sonic Duo for a new issuance of shares in MegaFon, pursuant to which Sonic Duo became a wholly owned subsidiary of MegaFon. Sonic Duo and MegaFon are currently in the process of merging their operations.

      As of June 30, 2002, the GSM operators comprising the MegaFon group had approximately 1,650,000 subscribers. Measured by the geographic region covered by its operating license, MegaFon will be the largest the GSM operator in Russia and the third largest in terms of subscribers after the reorganization of the MegaFon group. The MegaFon group will offer GSM services in both GSM 900 and GSM 1800 networks. In addition, the MegaFon group is also expected to provide HSCSD and GPRS services in major cities in Russia. The GSM operators comprising the MegaFon group have roaming agreements with approximately 259 mobile communications operators in approximately 116 countries, and provide national roaming pursuant to agreements with 38 other GSM operators operating in Russia. The MegaFon group’s licenses entitle it to operate in all 89 regions of Russia in a territory covering approximately 149 million people.

      Sonera holds a 26 percent interest in MegaFon. The other shareholders of the newly merged MegaFon group include OAO Telecominvest with a 31.3 percent holding (through which Telia holds an indirect 8.2 percent interest in MegaFon), OOO CT-Mobile with a 25.1 percent holding, ZAO WestLink with a 1.5 percent holding, the IPOC International Growth Fund Limited with a 6.5 percent holding and Telia with a 9.6 percent direct holding in the MegaFon group. Sonera expects the new MegaFon group to realize significant benefits as a result of the mergers, including a larger customer base in Russia, the strengthening of MegaFon’s market position and significant synergies within a number of areas of operation as a result of the elimination of overlapping mobile operations in Russia.

      Currently, Sonera has the joint right together with OOO CT-Mobile to approve the general director of MegaFon, whose nomination is to be made by OAO Telecominvest. Additionally, Sonera has the right to nominate two of the seven members of the board of MegaFon, while OOO CT-Mobile and OAO Telecominvest will have the right to nominate two and three board members, respectively. One of OAO Telecominvest’s board members of MegaFon will be nominated by Telia.

      The European Bank for Reconstruction and Development (EBRD) agreed in 1996 to lend MegaFon up to $40 million to finance development of the GSM network. To secure MegaFon’s obligations thereunder, each shareholder, including Sonera, agreed to pledge up to 50 percent of its respective shares to the EBRD. The loan agreement also restricts MegaFon’s ability to pay dividends, incur additional indebtedness and make certain expenditures without the permission of the EBRD. In accordance with the EBRD loan agreement and since only half of the loan was drawn down, Sonera has pledged approximately 11 percent of its holding in MegaFon in favor of the EBRD, including dividends or distributions that may be paid thereon. MegaFon repaid all amounts under the EBRD loan agreement in January 2001, but the pledge remains in effect. MegaFon received the undrawn portion of the loan in May 2002. Sonera is in the process of renegotiating with the EBRD the existing security structure with respect to this loan.

      In February 2002, Sonic Duo obtained financing from the EBRD, the International Finance Corporation (IFC) and other bank lenders in the aggregate amount of $126 million. The first disbursement of the loan in the aggregate amount of $62 million was made in February 2002. In connection with the financing, Sonic Duo’s shareholders initially pledged their shares in Sonic Duo to the EBRD, the IFC and the other bank lenders involved, and Sonera also provided a limited guarantee covering Sonic Duo’s payment obligations. The Sonic Duo shareholders’ pledge has been replaced by a pledge of Sonic Duo shares held by MegaFon. On April 5, 2002, the lenders notified Sonic Duo that it was in technical default under the loan agreements because it was, among other things, not in compliance with its base station roll-out program. In May 2002, after a series of negotiations between Sonic Duo and the lenders, the lenders agreed to waive the default, subject to Sonic Duo’s meeting certain conditions, including the delivery of an updated business plan. In response to a request from Sonic Duo’s lenders that the shareholders of MegaFon, including Telia and Sonera, guarantee Sonic Duo’s loan, MegaFon has guaranteed up to $18 million of the loan and a majority of MegaFon’s shareholders, including Telia and Sonera, have in turn jointly and severally counter-guaranteed MegaFon’s guarantee up to $14 million. In August 2002, the lenders made a second disbursement under the loan of $31 million.

      MegaFon is actively seeking vendor and additional debt financing and is also reviewing other financing opportunities.

      In August 1998, Russia experienced a severe economic and political crisis. Although the crisis negatively affected MegaFon’s results, the company was able to maintain profitability and to distribute profits to its shareholders during 1998 and 1999. In 2000, MegaFon experienced a sharp increase in revenues partly due to improvements in the Russian economy. Russia, however, remains an emerging market and does not possess the well-developed business and regulatory infrastructure that generally exist in more mature market economies. Furthermore, the Russian Government has not fully implemented the reforms necessary to create banking, judicial, tax and regulatory systems that usually exist in more developed markets. In the event a new economic or political crisis should occur in Russia, it could have a material adverse effect upon the value and prospects of MegaFon.

LibanCell

      In June 2002, Sonera sold its 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. Sonera recorded a gain of €20 million for the second quarter of 2002 in connection with the sale.

Deutsche Telekom

      In 2001, Sonera acquired a holding in Deutsche Telekom, the largest provider of telecommunications services in Europe, as a result of a number of different transactions relating to Sonera’s investment in the U.S. PCS operators, Aerial Communications, Inc., Powertel, Inc. and VoiceStream Wireless Corporation. On May 31, 2001, Sonera’s holdings in VoiceStream and Powertel shares were converted into approximately 72 million shares of Deutsche Telekom and approximately €292 million in cash in connection with Deutsche Telekom’s acquisition of VoiceStream and Powertel and the merger of the companies. In connection with this transaction, Sonera sold a total of 3,300,000 VoiceStream shares and 1,100,000 Powertel shares in May 2001 through market transactions for which it received aggregate proceeds of approximately €432 million.

      During the period from July 9, 2001 to August 26, 2001 Sonera sold 21.9 million shares of Deutsche Telekom for approximately €565 million through a series of small market transactions. Sonera sold these shares at an average price of €25.75 share, recognizing a capital gain of approximately €23 million. In addition, in September 2001, Sonera sold 11.5 million shares of Deutsche Telekom for approximately €185 million through a series of market transactions. Sonera sold these shares at an average price of €16.12 per share, recognizing a capital loss of €99 million. In December 2001, Sonera sold an additional 12.7 million shares, receiving proceeds of €254 million. A capital loss of €58 million was recorded from the sales in December 2001. Accordingly, Sonera recorded a total net capital loss of €134 million from sales of its Deutsche Telekom shares in 2001, which partly offset the gains of €595 million recorded from the sales of VoiceStream and Powertel in May 2001, and €835 million recorded from the merger of Aerial and VoiceStream in 2000. Because Sonera’s shareholding in Deutsche Telekom was treated as a short-term investment, Sonera also adjusted the carrying value of its Deutsche Telekom shares in its financial statements based on their share price of €19.40 on December 31, 2001, which resulted in a charge of €138 million in 2001. Between January 1, 2002 and March 26, 2002, Sonera disposed of its approximately 26.0 million remaining Deutsche Telekom shares for the average share price of €17.95, thereby completely divesting the Deutsche Telekom shares which it initially received in the Deutsche Telekom-VoiceStream-Powertel merger. Sonera’s proceeds from the sale of Deutsche Telekom shares in the first quarter of 2002 amounted to approximately €466 million. Pursuant to these transactions, Sonera recorded a net capital loss of €38 million in the first quarter of 2002. During 2001 and the first three months of 2002, Sonera received total proceeds of approximately €1,470 million from the sale of Deutsche Telekom shares, corresponding to an average price of approximately €20.40 per share.

      In April 2002, Sonera sold an additional approximately 2.8 million Deutsche Telekom shares that it received pursuant to its put option to sell its interest in EWV Holding, and received €43 million in cash proceeds. See “— EWV Holding” for further information concerning Sonera’s put agreement with Powertel.

      Sonera has to date received approximately €2,237 million in cash in connection with (1) its sale of VoiceStream and Powertel shares in May 2001, (2) the tender of all of its VoiceStream shares pursuant to the merger of VoiceStream with and into Deutsche Telekom, (3) the sale of its interest in EWV Holding and (4) the sale of its Deutsche Telekom shares, and has used the cash proceeds to reduce its outstanding indebtedness.

EWV Holding

      In January 2001, Sonera invested $75 million in Eliska Wireless Ventures Holding Company, Inc., a newly formed company which acquired the PCS licenses and other assets of DiGiPH PCS, a GSM operator in Alabama, Mississippi and Florida in January 2001. Sonera’s investment represented a 30.1 percent interest in EWV. EWV’s other shareholders include Deutsche Telekom, which acquired its interest through the merger with Powertel, and Eliska Wireless Investors I, L.P. with 49.9 percent and 20.0 percent interests, respectively. In April 2002, pursuant to the terms of the put agreement Sonera entered into with Powertel in connection with the EWV transaction, Sonera sold its entire interest in EWV to Powertel/ Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. The 2,773,395 Deutsche Telekom shares received were sold immediately through a market transaction, and Sonera received approximately €43 million in cash proceeds. Sonera sold these shares at an average share price of approximately €15.50, recognizing a capital loss of €5 million for the second quarter of 2002.

Investments in UMTS Licenses

      Sonera has been active in investing, together with partners, in UMTS licenses in a number of European markets. In 2000, UMTS joint ventures of which Sonera is or was a member were granted UMTS licenses in Germany, Italy, Spain and Norway. Due to changed circumstances relating to its UMTS joint ventures, Sonera has subsequently written off the entire carrying value of its investments in Germany, Italy and Norway. Sonera has also taken a number of steps to limit its future financial exposure to its UMTS investments.

•	In Germany, Sonera has entered into agreements with its partner in Group 3G, Sonera’s German UMTS joint venture, which have the effect of releasing Sonera from its obligations to provide additional funding for the joint venture. As of December 31, 2001, Sonera had invested a total of €3,632 million in equity and shareholder loans in Group 3G. In the second quarter of 2002, Sonera made a €3,844 million write-down of its investment in Group 3G, thereby reducing the carrying value of its investment in Group 3G to zero. This write-down reflects changes in the circumstances relating to Group 3G’s business plans and operating environment. In July 2002, the board of directors of Group 3G decided to halt Group 3G’s commercial operations after reviewing Group 3G’s business plan and actual results of commercial operations operating results, as well as an external analysis of the German mobile market and Group 3G’s competitive position in the market, and determining that Group 3G’s business strategy was no longer viable. This led Sonera to perform an impairment analysis based on the changed circumstances of Group 3G, which resulted in the write-down. Sonera holds a 42.8 percent interest in Group 3G.

•	In Italy, Sonera has notified the board of directors of Ipse 2000 that it does not intend to provide any additional funding to Ipse 2000. Sonera will, however, remain obligated to fund its pro rata share of the deferred purchase price of Ipse 2000’s Italian UMTS license and remain liable on the related counter-guarantees Sonera has issued in connection therewith, in the aggregate amount of approximately €180 million. As of December 31, 2001, Sonera had invested a total of €293 million in equity and shareholder loans in Ipse 2000. In the second quarter of 2002, Sonera made a €294 million write-down of its investment in Ipse 2000, thereby reducing the carrying value of its investment in Ipse 2000 to zero. This write-down reflects changes in the circumstances relating to Ipse 2000’s business plans and operating environment. In July 2002, the board of directors of Ipse 2000 decided to halt Ipse 2000’s commercial operations. This led Sonera to perform an impairment analysis based on the changed circumstances of Ipse 2000, which resulted in the write-down. In addition, Sonera also charged to expense its ongoing capital commitments of €142 million related to Ipse 2000 in the second quarter of 2002. Sonera holds a 12.55 percent interest in Ipse 2000.

•	In Spain, the board of directors of Xfera agreed in October 2001 to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/ GSM services. This is expected to defer, and perhaps reduce, Sonera’s existing capital commitment to Xfera of approximately €300 million through 2004. Sonera will, however, remain liable for counter-guarantees it has issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €387 million. In addition, Sonera provided a counter-guarantee of €23 million in March 2002 as its pro rata share to cover the payment of Xfera’s spectrum fee for 2001 with respect to which an appeals process is ongoing. In May 2002, the Spanish government informed Xfera that its spectrum fee will total €21 million for 2002. As of December 31, 2001, Sonera had invested a total of €61 million in equity and shareholder loans in Xfera. Sonera holds an approximate 14.2 percent interest in Xfera.

•	In Norway, Sonera has written off its investment of €12 million in Broadband Mobile, Sonera’s Norwegian UMTS joint venture, which is currently in the process of being liquidated, and Sonera does not expect to incur any future material liabilities relating to the venture.

      As a result of Sonera’s decision not to invest any additional funds into Group 3G and to limit its investments in Ipse 2000 and Xfera, Sonera may experience a dilution in the value of its interest in these companies over time if other shareholders or third parties decide to invest additional equity capital. See “RISK FACTORS.”

      Sonera is continuing to evaluate other strategic alternatives regarding its holdings in UMTS joint ventures, including the possible disposition of all or a portion of its interests in such companies. The following discussion provides a brief description of Sonera’s interest in the joint ventures that have been granted UMTS licenses.

Germany

      Group 3G, a joint venture in which Sonera holds a 42.8 percent interest, was awarded a UMTS license as the result of an auction process in Germany in August 2000 for a total purchase price of €8,471 million. Sonera paid approximately €3,625 million for its pro rata share of the total purchase price of the license. As of December 31, 2001, Sonera had invested a total of €3,632 million in equity and shareholder loans in Group 3G. In the second quarter of 2002, Sonera made a €3,844 million write-down of its investment in Group 3G, thereby reducing the carrying value of its investment in Group 3G to zero.

      Partners. Telefónica Móviles S.A., a subsidiary of Telefónica S.A., a major Spanish wireless communications company, holds the remaining 57.2 percent interest in Group 3G.

      Business Overview. In April 2001, Group 3G entered into a national roaming agreement with the German operator E-Plus, allowing Group 3G to offer GSM/GPRS services in Germany. In November 2001, Group 3G launched GSM and GPRS services and by June 30, 2002, Group 3G had approximately 197,000 customers. In July 2002, the board of directors of Group 3G decided to halt Group 3G’s commercial operations after reviewing Group 3G’s business plan and actual results of commercial operations, as well as an external analysis of the German mobile market and Group 3G’s competitive position in the market, and determining that Group 3G’s business strategy was no longer viable.

      Group 3G’s consolidated financial statements as of December 31, 2000 and 2001 and for the period from inception (August 2, 2000) to December 31, 2000 and for the year ended December 31, 2001, are included in this prospectus.

      Concession. Under the terms of Group 3G’s nationwide UMTS license in Germany, Group 3G is authorized to operate using two paired 10 MHz channels to provide wireless services, including voice and data. Group 3G is also authorized to operate a single unpaired 5 MHz channel which can be used for wireless data applications. Group 3G’s third generation license is valid for a term of 20 years.

      Agreements. On November 8, 2001, Sonera entered into a new Group 3G shareholders’ agreement with Telefónica Móviles Intercontinental in light of Sonera’s decision to cap its investment in Group 3G. Under the shareholders’ agreement, neither Sonera 3G Holding B.V., Sonera’s wholly owned subsidiary, nor Telefónica Móviles Intercontinental is required to provide additional funding to Group 3G. Should a shareholder decide not to provide funding, and the other shareholder provides substitute funding, the amount of any equity the funding party receives will be based on the fair market value of Group 3G’s equity at the time of funding. While Sonera has retained the right to contribute further funding to Group 3G should it so choose, Sonera is under no obligation to do so and has no current intention to do so. The shareholders’ agreement contains a call right which will be triggered by the exchange offer giving Telefónica Móviles the right to purchase all of Sonera’s shares in Group 3G at a share price based on the fair market value of Group 3G less any outstanding indebtedness of Group 3G, but in no event less than zero. See “RISK FACTORS.” For additional information on contracts Sonera has entered into relating to Group 3G, see “— Material Contracts — Contractual Arrangements Relating to Sonera’s Investment in Group 3G.”

      Competition. In addition to the license awarded to Group 3G, five other UMTS licenses were awarded in August 2000, including four UMTS licenses that were awarded to the incumbent wireless service providers in Germany. The four incumbent service providers are:

•	T-Mobil, owned by Deutsche Telekom;

•	Vodafone (through its acquisition of Mannesmann AG);

•	E-Plus, owned by KPN; and

•	Viag Interkom, owned by mm02 (British Telecom).

      Mobilcom, in which France Telecom has a significant interest, also received a UMTS license. Because it does not have its own wireless GSM network, it is currently operating as a wireless reseller for network service providers. Mobilcom has announced that it will halt the rollout of its UMTS network.

Italy

      In September 2000, Sonera became one of the founding members of the Ipse 2000 S.p.A. joint venture, which was formed principally to bid for a third generation license offered by the Italian government. In November 2000, Ipse 2000 was awarded one of five national licenses. The aggregate price for the license was approximately €3.3 billion, approximately €2.1 billion of which was paid at the time the license was awarded, and the remaining €1.2 billion of which is due in ten yearly installments, the first of which was due at the end of 2001. As of December 31, 2001, Sonera had an aggregate interest in Ipse 2000 of 12.55 percent, and, as of December 31, 2001, Sonera had paid its pro rata portion of the license fee in an amount of €282 million. Sonera’s total investment in Ipse 2000, including equity and shareholder loans, was €293 million as of December 31, 2001. In the second quarter of 2002, Sonera made a €294 million write-down of its investment in Ipse 2000, thereby reducing the carrying value of its investment in Ipse 2000 to zero.

      A syndicate of Italian banks guaranteed the payment of the remaining €1.2 billion due by Ipse 2000 to the Italian government. Sonera has issued counter-guarantees with respect to its pro rata share plus interest and expenses of the bank guarantee on behalf of Ipse 2000. Sonera has also issued guarantees, based on its percentage interest in Ipse 2000, in respect of a portion of the amounts guaranteed on behalf of Ipse 2000 by certain smaller shareholders of Ipse 2000, as well as guarantees relating to Ipse 2000’s planned network buildout. In total, Sonera has outstanding counter-guarantees in the amount of €180 million on behalf of Ipse 2000. In addition, Sonera charged to expense the ongoing capital commitments of €142 million related to Ipse 2000 in the second quarter of 2002.

      Partners. Sonera’s partners in Ipse 2000 include Telefónica Móviles, which as of the end of 2001 had a 49.67 percent interest in the joint venture, and Banca di Roma, which as of the end of 2001 had a ten percent interest. The joint venture’s shareholders also include a large number of smaller shareholders, the majority of which are based in Italy.

      Business Overview. In August 2001, Ipse 2000 entered into a national roaming agreement with the mobile operator Omnitel. Ipse 2000 also entered into agreements with the Italian State Railway relating to the construction of UMTS base stations on sites located on property owned by the State Railway and the lease of trunk network capacity. As of December 31, 2001, Ipse 2000 had approximately 600 employees. In July 2002, the board of directors of Ipse 2000 decided to halt Ipse 2000’s commercial operations.

      In line with Sonera’s new strategy for its UMTS joint ventures, Sonera has taken steps to limit its funding for Ipse 2000. Sonera has indicated to Ipse 2000’s board of directors that it is highly unlikely that Sonera will be able to provide any additional financing to Ipse 2000 beyond its existing investment. Under a side letter agreement entered into in January 2002, Telefónica Móviles agreed to provide financing to Ipse 2000 in accordance with an agreed-upon budget up to a total of €250 million through shareholder loans. Telefónica Móviles’ shareholder loans may be converted into equity of Ipse 2000 at fair market value at any time after 2003.

      Concession. Under the terms of the nationwide UMTS license, Ipse 2000 is authorized to operate using two paired 10 MHz channels, a further two paired 5 MHz channels and one unpaired, or single, 5 MHz channel to provide wireless services, including voice and data services. The UMTS license in Italy, which was initially valid for a term of 15 years, was extended to 20 years on 2001 by the Italian State.

      Agreements. Under the terms of Sonera’s association agreement for Ipse 2000, Ipse 2000 created an operating company to bid for a UMTS license in Italy. Under the association agreement, Telefónica Móviles and Sonera have agreed to exercise their voting rights as a single block, under the control of Telefónica Móviles. If Sonera were to undergo a change of control and, as a consequence, Sonera were required by relevant regulatory authorities to exit Ipse 2000, which Sonera does not currently expect, Telefónica Móviles would have the right to force Sonera to sell its interest in Ipse 2000 to Telefónica Móviles or a third party. Furthermore, the agreement provides that in the event one of the parties to the agreement wishes to transfer its shares to a third party outside of a public offering, such party is first required to offer its shares to the other Ipse 2000 shareholders. Under the terms of the agreement, a transfer is deemed to include a succession by merger. In addition, under the terms of the association agreement, if the shareholders of Ipse 2000 are deadlocked, they are required to submit to a dispute resolution procedure. If this procedure is unsuccessful in resolving the deadlock, the party objecting to the position that Sonera adopts with Telefónica Móviles is required to sell its percentage interest to Sonera and Telefónica Móviles and Sonera, along with Telefónica Móviles, are required to buy such interest or the vote causing the deadlock must be reconsidered. For additional information on contracts Sonera has entered into relating to Ipse 2000, see “— Material Contracts — Contractual Arrangements Relating to Sonera’s Investment in Ipse 2000.”

      Competition. In addition to the license awarded to Ipse 2000, four other UMTS licenses were awarded in November 2000 by the Italian authorities, including three UMTS licenses that were awarded to the incumbent wireless service providers in Italy. These three incumbent wireless service providers are:

•	Telecom Italia Mobile, owned by Telecom Italia;

•	Omnitel, owned by Vodafone; and

•	Wind, owned by Enel and France Telecom.

      The other new entrant operator granted a UMTS license is Andala, which is 88 percent owned by Hutchison.

Spain

      In January 2000, Sonera became one of the founding shareholders of Xfera Móviles S.A. In March 2000, Xfera was granted one of four third generation licenses in Spain. Xfera paid an initial license fee of approximately €130 million, of which Sonera paid its pro rata share of €19 million. As of December 31,

2001, Sonera had invested a total of €61 million in equity and shareholder loans in Xfera. Sonera currently holds an approximate 14.2 percent indirect interest in Xfera.

      In early 2001, the Spanish government requested that Xfera pay an annual spectrum fee of €163 million for 2001. Xfera together with the other mobile operators on the Spanish market have brought legal action challenging the amount of the 2001 annual spectrum fee, and none of these operators have paid the 2001 spectrum fee. Subsequently, the Spanish government agreed to lower the annual fee beginning in 2002, and in May 2002, informed Xfera that the total amount for the spectrum fee in 2002 will amount to €21 million. Xfera has also challenged the levy of the reduced spectrum fee. The Spanish government has indicated that the spectrum fee will increase by a rate of five percent per year thereafter up until 2006. The Spanish government has also extended the deadline for the initial roll out of UMTS networks from August 2001 to June 2002. In March 2002, Sampo Bank Plc issued a counter guarantee for Sonera’s pro rata share to Banco Espanol de Credito guaranteeing the payment of the 2001 spectrum fee to the Spanish government. Sonera’s share of the spectrum fee for 2001 was approximately €23 million.

      Xfera is currently committed to a series of 23 performance bonds or guarantees as part of its application for its UMTS license. Sonera has provided counter-guarantees for the obligations of Xfera under the terms of those performance bonds for its pro rata share of Xfera’ obligations. In the event that the conditions to the performance bonds are not satisfied and Xfera does not meet the terms of those performance bonds, Sonera may become obligated to make payments under its counter-guarantees. The 23 guarantees have due dates over a ten year period starting on the date of commercial launch of UMTS services, and Sonera’s pro rata share of those performance bonds is approximately €387 million. In addition, Sonera provided a counter-guarantee of €23 million in March 2002 as its pro rata share to cover the payment of Xfera’s spectrum fee for 2001 with respect to which an appeal process is ongoing. In June and July of 2002, the Spanish government authorized the complete cancellation of three performance bonds which Xfera committed to under the original terms of its application for its UMTS license, thereby reducing Sonera’s pro-rata share of Xfera’s performance bonds to its current level of €387 million from €428 million. Xfera is currently seeking to renegotiate the terms of its UMTS license as well as the related performance guarantees.

      Partners. In addition to Sonera, the shareholders of Xfera include a subsidiary of Vivendi, which holds a 29.5 percent interest in the joint venture, and a number of other Spanish and international financial and telecommunications groups. Sonera holds its interest in Xfera through ACS Sonera Móviles SA, a holding company which has an approximate 34.2 percent interest in Xfera. Sonera owns a 41.6 percent interest in ACS Sonera, and ACS, a Spanish construction and engineering company, owns the remainder.

      Business Overview. At December 31, 2001, Spain was the fifth largest wireless market in Europe, based on the number of subscribers, with 28.9 million subscribers out of a population of 40 million. Until October 2001, Xfera had been actively preparing for the launch of services in 2002. Xfera had entered into vendor financing agreements with Nortel and L.M. Ericsson, secured non-recourse financing and had commenced construction of its UMTS networks. It had also entered into a national roaming agreement with an existing Spanish GSM operator. Xfera had also applied for a GSM license and spectrum allocation in an effort to begin offering GSM/GPRS services prior to the launch of UMTS services. However, in light of the lack of available GSM frequencies in Spain and the unavailability of UMTS infrastructure equipment, handsets and services, in October 2001 Xfera’s board of directors decided to significantly curtail Xfera’s capital and operating expenditures in the short-term. Xfera’s board of directors has determined that Xfera would resume its full-scale operations only once the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or the company receives the necessary license and spectrum allocation to launch GPRS/GSM services. As of December 31, 2001, Xfera had approximately 600 employees. In view of the decision of the board of directors of Xfera to postpone commercial activity, Xfera has temporarily reduced its workforce to approximately 160 employees. Xfera is planning to launch UMTS services during 2003 or 2004.

      Concession. Under the terms of the nationwide UMTS license, which Xfera was awarded by the Spanish government, Xfera is authorized to operate two paired 15 MHz channels to provide wireless services, including voice and data. Xfera is also authorized to operate a single unpaired, 5 MHz channel, which can be used for wireless data applications. The license is valid for a term of 20 years.

      Agreements. Xfera is governed by a shareholders’ agreement dated January 12, 2000 (the “Xfera Shareholders’ Agreement”) to which Sonera is a party. On November 16, 2000, Sonera transferred its shares in Xfera to a company by the name of ACS-Sonera Móviles S.A., (“ACS-Sonera”) of which Sonera owns 41.6 percent and ACS Actividades de Construccion y Servicios, S.A. (“ACS”) the remainder. Sonera’s relationship with ACS is governed by a shareholders’ agreement dated November 16, 2000 (the “ACS Shareholders’ Agreement”).

      Under the terms of the Xfera Shareholders’ Agreement, Sonera has the right to appoint two members to a 15 member Xfera board of directors so long as Sonera continues to maintain at least a ten percent equity interest in Xfera.

      Should Xfera require additional financing, the Xfera Shareholders’ Agreement provides that a majority of 86 percent of the shares held in Xfera may decide to set the terms and conditions under which additional financing will be provided. Defaulting members of Xfera may decide up to the time of the actual funding to provide their pro rata portion of the additional financing under the same terms and conditions approved by those requesting the additional financing. If additional financing is necessary to prevent the award of the license from being revoked by the Spanish authorities or if additional financing is required to avoid a forced liquidation of Xfera, then the approval of members of Xfera representing 51 percent of the share capital will suffice to set the terms and conditions of additional financing.

      Should Sonera breach its obligations under the Xfera Shareholders’ Agreement, the non-breaching members of Xfera have the right to purchase all of Sonera’s Xfera shares at a 20 percent discount from the market value of the shares on the day of exercise.

      In the ACS-Sonera Shareholders’ Agreement, Sonera agreed with ACS to pool its holdings. The ACS-Sonera Shareholders’ Agreement defines Sonera’s relationship with ACS and creates the holding company ACS-Sonera Móviles. The only other shareholder is ACS. As a minority shareholder, Sonera has the right to appoint two members of the five member board. All matters voted on at the general shareholders meeting will be validly adopted by a reinforced majority vote of 60 percent. In addition, Sonera has granted ACS a call option for its shares in ACS-Sonera should Sonera undergo a change of control such that Spanish regulation would require Sonera to sell its shares in Xfera or should Vivendi purchase Sonera.

      In addition to the two shareholders’ agreements Sonera has entered into relating to Xfera, Sonera has provided counter-guarantees for the guarantees covering the obligations of Xfera under the terms of its license and the rules of the tender regulations for that license. Sonera may become obligated to make payments under the guarantees in the event that Xfera does not meet certain milestones in connection with the build out of its UMTS network. Sonera has issued counter-guarantees for each of the 25 guarantees, which have due dates over a ten year period starting on the date of commercial launch of UMTS services in the total amount of €387 million. For additional information on contracts Sonera has entered into relating to Xfera, see “— Material Contracts — Contractual Arrangements Relating to Sonera’s Investment in Xfera Móviles.”

      Competition. In addition to the license awarded to Xfera, three other UMTS licenses were awarded in March 2000 by the Spanish authorities. All three of these licenses were awarded to existing GSM operators. The three incumbent service providers are:

•	Amena, in which Telecom Italia, Endesa and Union Fénosa have significant interests;

•	Telefónica; and

•	Airtel Móvil.

      Litigation. In May 2002, Vodafone Group PLC and its subsidiary, Vodafone AG (the successor of Mannesmann Eurokom AG), commenced arbitration proceedings against Sonera and certain other founding shareholders of Xfera under the rules of UNCITRAL. Mannesmann Eurokom AG, one of the founding shareholders of Xfera that was party to the Xfera Shareholders’ Agreement, merged with Mannesmann AG (subsequently renamed Vodafone AG) subsequent to the execution of the shareholders’ agreement. The merger amounted to a change of control of Mannesmann Eurokom triggering the right of other non-transferring founding shareholders to exercise their call option. Pursuant to the terms of the shareholders’ agreement, Sonera, together with the remaining founding shareholders of Xfera, began a valuation procedure for Vodafone AG’s holding in Xfera in January 2001 that was completed in March 2002. Upon completion of the valuation procedure, Sonera and the other non-transferring shareholders opted not to exercise their call option pursuant to the terms of the Xfera Shareholders’ Agreement. Vodafone subsequently commenced arbitration proceedings against Sonera and the other non-transferring founding shareholders of Xfera claiming that by initiating the valuation proceeding in January 2001, the non-transferring founding shareholders had exercised their call option. Vodafone is seeking the enforcement of the call option under the Xfera Agreement and the purchase by Sonera and the other non-transferring shareholders of its respective pro rata share of Vodafone’s holding in Xfera for the amount as determined by the valuation proceedings. The matter is currently pending and management is not in a position to assess what the final outcome of the proceedings will be. See “— Legal and Regulatory Proceedings.”

Norway

      In December 2000, Broadband Mobile, a joint venture with the Norwegian telecommunications company Enitel, was granted a UMTS license for Norway. Sonera and Enitel were equal partners in Broadband Mobile ASA. The State of Norway charged a fee of NOK 200 million (approximately €25 million) for the license. In addition, the State of Norway levies an annual license fee, the level of which is decided by the Norwegian Parliament on an annual basis. For 2001, the annual license fee was NOK 20 million.

      On August 9, 2001, Sonera along with its partner Enitel decided to liquidate Broadband Mobile. Enitel’s decision to withdraw from the joint venture, the lack of prospective purchasers for Enitel’s shares in Broadband Mobile, the small size of the Norwegian market and the failure of Sonera’s bid for a license in Sweden were significant factors in Sonera’s decision to liquidate the joint venture. Sonera has written off €12 million of its investment in Broadband Mobile in 2001 and it does not expect to incur any future material liabilities relating to the venture.

Fixed line Operations

      Sonera’s principal fixed line associated companies are Eesti Telefon in Estonia, Lattelekom in Latvia, Lietuvos Telekomas in Lithuania and Loimaan Seudun Puhelin in Finland. Each of the three Baltic companies is making the transition from a period of partially exclusive rights to a deregulated operating environment.

AS Eesti Telefon

      Through its holding in AS Eesti Telekom, a publicly listed Estonian corporation, Sonera has an indirect 24.5 percent interest in Eesti Telefon. Eesti Telefon, a wholly owned subsidiary of Eesti Telekom, is currently the dominant provider of fixed line telecommunications services in Estonia. As of December 31, 2001, Eesti Telefon had approximately 502,000 subscriber lines. In 2001, Eesti Telefon’s revenues amounted to €178 million, as compared to revenues of €172 million in 2000.

      The following table sets forth certain information regarding Eesti Telefon and the Estonian fixed line telecommunications market:

	Year ended
	December 31,(1)

	1999	2000	2001

	(€ in millions(2),
	except percentages and
	market data)
Revenues(3)	154	172	184
Operating profit	25	30	4
Net income(4)	9	27	3
Sonera’s share of net income (%)	24.5	24.5	24.5
Equity income consolidated to Sonera	0.5	6.5	2.4
Total assets	173	178	157
Shareholders’ equity	80	97	95
Net debt(5)	61	49	39
Number of access lines at period end (in thousands)	510	517	502
Penetration rate of fixed line telephone services in Estonia (%)	35	36	35

(1)	The selected data set forth above is based on financial reports available to and estimates made by Sonera in the preparation of its consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Eesti Telefon for the relevant periods. Consequently, the equity income consolidated to Sonera for a certain period is likely to include corrections from the previous year.

(2)	For all periods presented, the exchange rate for the Estonian kroon has been fixed at €1.00 = EEK 15.6466.

(3)	In 2001, Eesti Telefon reformulated the method in which it recognizes certain interconnection revenues and costs by using the gross method, which increased revenues and costs compared to previous years. Previous years have not been restated.

(4)	Due to the changes in Estonian tax law in effect from January 1, 2000, Eesti Telefon was required to write-off deferred tax assets. This had a negative effect on net income in 1999.

(5)	Net debt consists of interest-bearing debt less cash and short-term investments.

      Until December 31, 2001, Eesti Telefon had exclusive rights to provide basic fixed line local, domestic long distance and international telecommunications services in Estonia. The market for basic fixed line services was fully liberalized effective January 1, 2001, for which Eesti Telefon had been actively preparing. Despite these preparations, management expects that the liberalization will result in Eesti Telefon losing market share and being forced to make changes to its tariff structure and reduce some of its tariffs, as has already happened to some extent in 2001. Eesti Telefon began to experience the effects of this liberalization in its operating results in 2001. Eesti Telefon’s EBITDA margin was 31 percent for 2001 as compared to 43 percent in 2000. At December 31, 2001, Eesti Telefon estimated its market share to be 70 percent in the international call market and 90 percent in the domestic call market. Management, however, cannot currently assess what specific effects increased competition will have on the results of operations or financial condition of Eesti Telefon and, in turn, the amount of income Sonera will derive from Eesti Telefon in the future.

      To improve cost efficiency, Eesti Telefon has taken such steps as outsourcing installation and maintenance tasks. During the past several years, Eesti Telefon has made substantial investments in its fixed line telecommunications network. The number of access lines increased from 493,000 at the end of 1998 to approximately 502,000 at the end of 2001. In addition, the number of Eesti Telefon’s telephone lines connected to digital switches increased from 48 percent at the end of 1998 to approximately 72 percent at the end of 2001. Customers connected to the digital system can also subscribe to such services as call waiting, call forwarding, conference calls and voice mail. Eesti Telefon also offers ISDN services in the majority of Estonia’s most populated regions, and has recently introduced ADSL products to the market. At December 31, 2001, Eesti Telefon had 16,891 ADSL customers. In cooperation with Sonera, Eesti Telefon has created a data communications system between Estonia and Finland based on ATM technology and has plans to develop a basic ATM network covering the entire country. Eesti Telefon also offers X.25 and frame relay data transmission services as well as Internet access services. Eesti Telefon currently has approximately 70 percent of the market for dial-up Internet access services in Estonia.

      Sonera’s indirect ownership interest in Eesti Telefon is held through Eesti Telekom, a publicly listed Estonian corporation. Prior to the initial public offering of Eesti Telekom shares in 1999, Eesti Telekom and its operative companies, AS EMT and Eesti Telefon, completed a restructuring pursuant to an agreement between the Republic of Estonia and the other shareholders of AS EMT and Eesti Telefon. Pursuant to the restructuring agreement, the shareholders of AS EMT and Eesti Telefon, other than the Republic of Estonia, which already prior to the restructuring owned its shares in the operative companies through Eesti Telekom, exchanged their shareholdings in such companies for publicly tradable shares of Eesti Telekom. See “— Mobile Telecommunications Operations — AS EMT” for a description of the ownership structure of Eesti Telekom.

      Estonian telecommunications legislation was revised in preparation for Estonia’s expected membership in the European Union and went into effect on March 19, 2000. Among other changes, the new legislation imposes a licensing requirement on telecommunications operators. In 2000, as a consequence of the new legislation, Eesti Telefon was granted a renewed and modified license. Eesti Telefon and the Republic of

Estonia also entered into an agreement on the termination of the concession agreement signed in 1992. The new agreement imposes certain obligations on Eesti Telefon, such as implementing number portability and reducing the subscriber waiting list. There can be no assurance that the interpretation and implementation of the new telecommunications legislation in Estonia will not have an adverse effect upon Eesti Telefon.

Lattelekom

      As of December 31, 2001, Sonera had a 44.1 percent shareholding in Lattelekom, the leading provider of fixed line telecommunications services in Latvia. In January 2002, Sonera purchased the International Finance Corporation’s (IFC) 4.9 percent interest in Lattelekom pursuant to a put option which the IFC exercised. Sonera thereby increased its total holding in Lattelekom to its current level of 49 percent. The Republic of Latvia continues to hold the remaining 51 percent of Lattelekom. As of December 31, 2001, Lattelekom had approximately 722,000 subscriber lines. In 2001, Lattelekom’s revenues amounted to €258 million, as compared to revenues of €248 million in 2000.

      The following table sets forth certain information regarding Lattelekom and the Latvian fixed line telecommunications market:

	Year ended
	December 31,(1)

	1999	2000	2001

	(€ in millions(2),
	except percentages and
	market data)
Revenues	207	248	258
Operating profit	36	47	39
Net income(3)	34	42	44
Sonera’s share of net income (%)(4)	44.1	44.1	44.1
Equity income consolidated to Sonera(5)	15.0	18.5	19.4
Total assets	444	481	516
Shareholders’ equity(5)(6)	317	277	331
Net debt(7)	55	25	17
Number of access lines at period end (in thousands)	732	735	722
Penetration rate of fixed line telephone services in Latvia (%)	30	32	31

(1)	The selected data set forth above is based on financial reports available to and estimates made by Sonera in the preparation of its consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Lattelekom for the relevant periods. Consequently, Sonera’s equity income consolidated for a certain period is likely to include corrections from the previous year.

(2)	For income statement items, Latvian lat amounts have been translated into euro using the average exchange rate for the applicable period and for balance sheet items using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	Lattelekom’s net income includes its equity income in its associated company Latvijas Mobilais Telefons, in which it holds a 23 percent equity interest.

(4)	Sonera holds its interest in Lattelekom through a holding company, Tilts Communications, which holds a 49 percent equity interest in Lattelekom. As of December 31, 2001, Sonera held a 90 percent interest in Tilts Communication, with the remaining 10 percent held by the IFC. In January 2002, the IFC exercised its put option and sold its holding in Tilts Communication to Sonera for €34 million. As a result of its 100 percent ownership of Tilts Communication, Sonera currently indirectly owns 49 percent of Lattelekom.

(5)	Before any amortization of goodwill. Sonera recorded amortization of goodwill of €19 million, €18 million and €18 million with respect to Lattelekom in 1999, 2000 and 2001, respectively.

(6)	Shareholders’ equity for 2000 and 2001 does not include redeemable share capital, which Lattelekom classifies under long-term liabilities in its IAS accounts. Shareholders’ equity for 1999 has not been restated.

(7)	Net debt consists of interest-bearing debt less cash and short-term investments. Redeemable share capital has not been included in net debt.

      Lattelekom has made substantial investments in its fixed line telecommunications network, with cumulative investments from the beginning of 1994 to the end of 2001 amounting to approximately €723 million. During that period, the number of access lines has grown from approximately 651,000 to approximately 722,000. At the end of 2001, approximately 67 percent of all lines were connected to digital switches, compared to 52 percent in 2000 and two percent in 1994. The digital system offers customers additional services such as call waiting, call forwarding and other value-added services. Lattelekom also offers ISDN services in the majority of Latvia’s most populated regions. Lattelekom expects that it will continue to make substantial investments in the modernization of its network.

      Although voice telephone services remain its core business, Lattelekom has begun to offer many other types of telecommunications services, including Internet access, data transmission and local area network connections. Lattelekom offers its customers data transmission services and virtual private network services using X.25 protocol, a world-wide protocol for transmitting data in packet switched format. In addition, Lattelekom also offers an Ultra DSL broadband service, based on ADSL technology.

      Lattelekom was granted exclusive rights to provide local, domestic long distance and international fixed line telecommunications services throughout Latvia until the end of 2013. However, there has already been significant erosion of these exclusive rights. Furthermore, as part of its effort to gain membership in the World Trade Organization (WTO) and European Union, the government of Latvia has confirmed that the exclusivity period during which Lattelekom is the exclusive fixed line service provider in Latvia will terminate at the end of 2002. Sonera takes the position that such a unilateral reduction of the exclusivity period constitutes a breach of the agreement pursuant to which Sonera originally acquired its beneficial interest in Lattelekom (the “Umbrella Agreement”). After negotiations with the Latvian government failed to resolve the matter, Tilts Communications A/S, a Danish subsidiary of which Sonera currently owns 100 percent, which in turn owns 49 percent of Lattelekom, referred to arbitration the issue of compensation to be paid by the Republic of Latvia for losses sustained due to the unilateral reduction of the exclusivity period, and due to other breaches by the Republic of Latvia of the Umbrella Agreement. The Republic of Latvia has asserted counterclaims against Tilts alleging, among other things, that Tilts breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom’s network in accordance with its contractual commitments, (2) meet certain quality of service and network performance commitments, and (3) procure that Sonera sell its shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. In September 2001, Sonera was joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless Plc. Sonera and Cable & Wireless (as the original shareholders of Tilts) have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia. In addition, the Republic of Latvia has indicated that it may make direct claims against Sonera alleging breaches of competition law. At the year end 2001, the arbitral proceedings were deferred as the parties attempted to negotiate a settlement. The negotiations did not result in a settlement, however, and the parties resumed the arbitral proceedings. In May 2002, Tilts filed their main claims with the arbitral tribunal claiming a total of approximately €152 million. The Republic of Latvia has filed counterclaims totalling approximately €1 billion and has reserved a right to make further claims against Tilts. A decision in arbitration is not expected until the Spring of 2004. Management is currently not in a position to predict with any certainty the likely outcome of these arbitration proceedings.

      In addition, in January 2001 the Latvian government issued to Latvijas Mobilais Telefons a new GSM license which grants to Latvijas Mobilais Telefons, among other things, the right to provide international telecommunications services. These developments may possibly lead to extensive competition in international telecommunications services in the future. Lattelekom and Tilts have notified the Latvian government that, in their opinion, the new license should be amended because it violates the exclusive rights of Lattelekom. Management is currently not able to estimate the outcome of this matter.

      Pursuant to agreements with Lattelekom and the Republic of Latvia, Tilts provides Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which Tilts received fees of €4 million, €4 million and €3 million in 1999, 2000 and 2001, respectively.

      Sonera currently has five nominees serving on Lattelekom’s 11-member board of directors. Sonera’s executives also serve as chief executive officer and chief financial officer of Lattelekom.

      On May 10, 2002, the “Law On Avoidance of Conflict of Interests in Activities of State Officials” came into effect in the Republic of Latvia. The terms of the law prohibit, among other activities, Latvian state officials from being employed by private commercial firms and impose civil sanctions for violations of this restriction. Since the Republic of Latvia owns 51 percent of Lattelekom, the members of Lattelekom’s board of directors may be considered to be Latvian state officials for purposes of the law. If the Sonera employees serving on Lattelekom’s board of directors were considered to be in violation of the law, Sonera may be required to relinquish its board seats in Lattelekom, and, as such, Sonera would lose its ability to influence and participate in Lattelekom’s important corporate actions and decision making processes. Although Sonera intends to retain its board seats in Lattelekom and remain in compliance with applicable Latvian laws, Sonera cannot be sure how this recently enacted law will be enforced, interpreted or applied. In addition, Sonera cannot assure that it will be able to obtain any exemption or waiver from the law that would permit its five employees to continue to serve on the board of directors of Lattelekom.

      Latvian telecommunications legislation is currently being revised in preparation for Latvia’s expected membership in the European Union. In November 2001, a new Law on Telecommunications came into force in Latvia. There can be no assurances that the interpretation and implementation of new telecommunications legislation in Latvia will not have an adverse effect on Lattelekom.

      In addition to its holding of ordinary shares in Lattelekom, Tilts also holds 24,600 redeemable C shares of Lattelekom. According to the terms of the Umbrella Agreement entered into among Lattelekom, the Republic of Latvia and Tilts, the share capital of Lattelekom is divided into ordinary shares, redeemable B shares and redeemable C shares. The redeemable shares are classified by Lattelekom as long-term liabilities in its financial statements. Under the terms of the Umbrella Agreement, Tilts’ redeemable C shares may be converted into debt in the principal amount of $41 million at Lattelekom’s option. On such conversion, the debt will bear interest at commercially available rates and will mature on December 31, 2003 or at such earlier date as Lattelekom may determine, subject to Lattelekom having sufficient cash reserves. In July, 2001, Lattelekom’s board of directors notified Tilts that Lattelekom plans to proceed with a financial restructuring which would include a conversion of the redeemable B and C shares into debt. Accordingly, if the anticipated developments take place, Tilts expects to receive approximately $41 million in December 2003 as a result of these transactions.

      In January 2002, the International Finance Corporation exercised its put option pursuant to an agreement it had entered into with Sonera. Through exercise of the put, the IFC sold its ten percent holding in Tilts Communication to Sonera for €34 million. As a result, Sonera currently owns 100 percent of Tilts Communication, and indirectly, 49 percent of Lattelekom.

Lietuvos Telekomas

      In July 1998, Sonera acquired a 30 percent indirect shareholding in Lietuvos Telekomas, currently the leading provider of fixed line telecommunications services in Lithuania. As of December 31, 2001, Lietuvos Telekomas had approximately 1,152,000 access lines. In 2001, Lietuvos Telekomas’ revenues amounted to €295 million, as compared to revenues of €281 million in 2000.

      The following table sets forth certain information regarding Lietuvos Telekomas and the Lithuanian fixed line telecommunications market:

	Year ended
	December 31,(1)

	1999	2000	2001

	(€ in millions(2), except
	percentages and market data)
Revenues	231	281	306
Operating profit	39	55	54
Net income(3)	34	65	52
Sonera’s share of net income (%)	30	30	30
Equity income consolidated to Sonera(4)	10.2	12.2	15.3
Total assets	492	552	599
Shareholders’ equity	302	315	351
Net debt(5)	140	137	149
Number of access lines at period end (in thousands)	1,161	1,188	1,152
Penetration rate of fixed line telephone services in Lithuania (%)	31	32	33

(1)	The selected data set forth above is based on financial reports available to and estimates made by Sonera in the preparation of its consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Lietuvos Telekomas for the relevant periods. Consequently, Sonera’s equity income consolidated for a certain period is likely to include corrections from the previous year.

(2)	For income statement items, Lithuanian lita amounts have been translated into euros using the average exchange rate for the applicable period and for balance sheet items using the exchange rate in effect on December 31 of applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	The net income for the years 2000 and 2001 include a one time item in the amount of €33 million in 2000 and €17 million in 2001.

(4)	Before any amortization of goodwill. Sonera recorded amortization of goodwill of €16 million, €16 million and €16 million with respect to Lietuvos Telekomas in 1999, 2000 and 2001, respectively.

(5)	Net debt consists of interest-bearing debt less cash and short-term investments.

      Lietuvos Telekomas has the exclusive right up to December 31, 2002 to be the sole operator of Lithuania’s public fixed telephone network and the sole provider of public fixed telephone services in Lithuania. However, Lietuvos Telekomas experiences significant competition in the fixed line market from Lithuanian mobile operators, which, under the terms of their past licenses, had the right to provide international telecommunications services. During the past several years, Lietuvos Telekomas has made substantial investments in its fixed line communications networks. At the end of 2001, 64.9 percent of access lines in use were connected to digital exchanges as compared to 33.7 percent at the end of 1999. The digital system offers customers additional services such as call waiting, conference calling and other value-added services. Lietuvos Telekomas has been investing significantly in the modernization of its network, with net cash flow to investing activities amounting to €110 million and €98 million in 2000 and 2001, respectively.

      Lietuvos Telekomas offers a nationwide data transmission service that utilizes X.25 or X.28 protocols, two world-wide protocols for transmitting data in packet switched format, via leased lines or via modem using the public switched telephone network. Lietuvos Telekomas also offers X.400 e-mail services.

      To improve its ability to provide wireless local loop (WLL) solutions in Lithuania, Lietuvos Telekomas increased its ownership in UAB Comliet, an analog mobile network operator in Lithuania, from 41 percent to 100 percent on December 15, 1999.

      Sonera currently has three nominees serving on Lietuvos Telekomas’ nine member board of directors. One of Sonera’s executives has been appointed as the general manager of Lietuvos Telekomas. Lietuvos

Telekomas’ other shareholders include Telia, which also holds an indirect 30 percent equity interest, and the Republic of Lithuania, which retains an approximately ten percent interest. In 1999, in accordance with Lithuanian legislation, the Republic of Lithuania offered approximately five percent of the share capital of Lietuvos Telekomas to employees of Lietuvos Telekomas, thus reducing the Republic of Lithuania’s interest in the company from 40 percent to approximately 35 percent. In June 2000, the Republic of Lithuania sold, as part of an international and domestic offering, an additional 25 percent interest in Lietuvos Telekomas, thus reducing the Republic of Lithuania’s interest in the company to approximately ten percent. During the offering, UAB Lintkom, a wholly owned subsidiary of Lietuvos Telekomas, acquired and continues to hold 4.67 percent of Lietuvos Telekomas’ shares.

Loimaan Seudun Puhelin

      Sonera purchased a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone company located in South-Western Finland, in January and February 2001. In January 2002, Sonera purchased an additional five percent interest raising its total interest to its current level of 29.1 percent. As of December 31, 2001, Loimaan Seudun Puhelin had approximately 137,000 subscriber lines. In the year 2001, its consolidated revenues amounted to €141 million, as compared to revenues of €57 million in 2000. Loimaan Seudun Puhelin has approximately 20,000 subscriber lines in the town of Loimaa and its surrounding areas in South-Western Finland. Loimaan Seudun Puhelin has an approximate 51 percent interest in Turun Puhelin Oy, the leading fixed line operator in the city of Turku and its neighboring areas with approximately 117,000 subscriber lines. Turku is one of the leading commercial centers in Finland. Loimaan Seudun Puhelin is also active in the market for wholesale and retail equipment sales.

Other Significant Investments

Metro One

      In February 2001, Sonera acquired a 25.5 percent interest in Metro One Telecommunications, a developer and provider of enhanced directory assistance and information services for the telecommunications industry based in Oregon, United States, for an aggregate purchase price of $68 million (€72 million).

      Metro One primarily contracts with wireless providers to provide directory assistance and information services to their subscribers. Metro One’s customers include many of the leading wireless telecommunications carriers in the United States, including Sprint PCS, AT&T Wireless Services, Nextel Communications, Pacific Bell Wireless and Vodafone Airtouch. Metro One offers services to a carrier’s subscribers under a brand name selected by the carrier, such as “Sprint PCS Directory Assistance.” Services offered by Metro One through its 28 call centers located throughout the United States include: directory listing information; time, weather and traffic information; movie, restaurant and local event information; and call completion services. Metro One maintains a proprietary telephone listings database and has proprietary operator interface software, data management systems and search engines to increase the access speed and the efficiency and search capability of its operators. Metro One currently charges its carrier customers on a per call basis.

      Sonera entered into an Investment Agreement with Metro One which provides, among other things, for the following:

•	Sonera may designate two persons as members of Metro One’s seven member board of directors.

•	Until February 2009, Sonera has the right to purchase all or a portion of any common stock or securities convertible into common stock sold by Metro One, subject to certain ownership limitations described in the next paragraph.

•	Prior to February 2004, Sonera is prohibited from acquiring an interest greater than 33 percent in Metro One’s common stock on a fully diluted basis, except in certain limited circumstances.

      Except with respect to transfers to permitted affiliated transferees and in certain other limited circumstances, Sonera is prohibited from transferring any shares it has purchased in Metro One prior to the third anniversary of the closing of the stock acquisition; provided, however, that Sonera may sell shares under certain limited circumstances and, after the second anniversary of the closing of the stock acquisition, pursuant to Rule 144 under the Securities Act of 1933 or in an offering registered under the Securities Act of 1933 pursuant to a registration rights agreement Sonera entered into with Metro One. From the third to the eighth anniversary of the closing of the stock acquisition, if Sonera seeks to transfer any shares it has purchased in Metro One to a non-affiliated transferee, Metro One has the right to purchase all or designated blocks of such shares under certain circumstances. Under the registration rights agreement, Sonera has three demand registrations and five piggyback registrations under the Securities Act with respect to shares purchased directly from Metro One, which may be exercised on or after February 2003.

      If Metro One initiates any process to effect a change in control (as defined in the Investment Agreement), Sonera has the right to participate on at least an equal basis with any other third party in such negotiations. If Metro One effects a change in control, Sonera has tag-along rights and Metro One has drag-along rights with respect thereto, with certain limitations.

TietoEnator (Divested in March 2001)

      On March 1, 2001, Sonera divested all of its shareholdings in TietoEnator. Net cash proceeds from the sale were €424 million, of which €286 million were recorded as a gain in the first quarter of 2001. Sonera initially acquired a 20.3 percent interest in TietoEnator, a leading supplier of information technology in the Nordic Countries, as a consequence of Sonera’s 27.3 percent holding in Tieto, which was initially acquired in 1996 and Sonera’s 4.99 percent holding in Enator acquired in stock market transactions in 1998. Tieto and Enator merged in July 1999. TietoEnator provides processing and network services, software services and industry specific professional services including consulting, development and maintenance of software and information systems, application of software packages and service integration.

Additional Investments

      Sonera has invested in various venture capital funds that invest in companies which have products or development projects that are of strategic interest to Sonera. As of December 31, 2001, the carrying value of Sonera’s investments in venture capital funds was €45 million. See also Note 23 to Sonera’s consolidated financial statements.

      Sonera may also from time to time make selective acquisitions or acquire minority interests in companies that have technologies, service concepts or personnel which can enhance the development of the products and services being offered by Sonera.

Geographic Breakdown of Operations

      Sonera primarily generates its revenues in Finland. Of Sonera’s external sales, or sales outside of the Sonera group, in 2001, approximately 93 percent were earned in Finland. The following table sets forth Sonera’s total revenues by geographic segment for the years indicated.

	External Sales

	Year ended December 31,

Geographic segment	1999	2000	2001

	(€ in millions)
Finland	1,737	1,906	2,038
Outside of Finland	112	151	149

Total	1,849	2,057	2,187

Marketing

      Sonera devotes significant resources to the marketing and distribution of its products and services. Sonera believes that its active marketing programs and extensive distribution network increase customer awareness of its products and services and bolster its ability not only to provide “one stop service” to its business customers but also to offer customized services to its residential customers. Sonera believes the foregoing strengths give it a significant advantage over its competitors.

      To orient its business towards customer service, Sonera has created a customer-focused marketing organization to support its various businesses. Sonera’s principal customer-focused marketing units consist of Sonera Solutions and Sonera Entrum.

      Sonera Solutions is a separately incorporated business unit that serves the largest corporate customers in Finland. Sonera Solutions currently is responsible for coordinating the marketing and sale of a complete range of fixed line telecommunications, mobile telecommunications and data and media products and services to approximately 300 of the 400 largest corporations in Finland, generating, in the aggregate, revenues of €304 million, €402 million and €379 million in 1999, 2000 and 2001, respectively. Sonera Solutions’ marketing priority is to establish Sonera as the single source for large customers’ comprehensive telecommunications needs. Sonera Solutions offers its customers fixed line voice services, including local, domestic long distance and international calling, and value-added services based on intelligent network systems such as corporate numbering, as part of its Vipgate package. Vipgate customers can elect either to have Sonera act as the provider of all of their fixed line telecommunications needs or to have Sonera provide specific fixed line communications services. Vipgate customer agreements, which generally have terms ranging from one year to 18 months, also provide customers with a number of different billing options, including integrated bills for fixed line, mobile and data services, or bills that are broken down by usage at various customer sites. Sonera Solutions also enters into separate agreements with its customers for mobile telecommunications and data and media services.

      Sonera Solutions has a group of account managers who are responsible for the account relationships of Sonera’s large customers. Sonera Solutions also employs sales representatives with particular industry specializations, including the forest and metal industry, the trade service industry, the information technology industry, and the finance and insurance industry, who assist the account managers in marketing industry specialized service offerings. In addition, Sonera Solutions employs technical support staff and solutions designers involved in designing and tailoring services for individual customers and providing ongoing technical assistance. Sonera Solutions utilizes the services of sales representatives from other Sonera marketing units, principally Sonera Entrum and mobile services, for certain special assignments or for customers’ remote sites.

      Sonera Entrum Ltd. concentrates on serving SMEs, communities and residential customers. For its SME customers, Sonera Entrum offers the Skaala solution, under which it provides fixed line telecommunications, mobile telecommunications and data and media services. Account managers are responsible for customer relationships with the larger SME customers and sales representatives are responsible for medium-sized business customer accounts. Other distribution channels that Sonera uses include telephone sales and chains of resellers. For residential customers in Sonera’s traditional service areas, Sonera Entrum markets a complete line of standard fixed line telecommunications services as well as value-added services such as voice mail, caller identification and call forwarding for which customers receive an integrated bill. Sonera Entrum has nine separate sales areas throughout Finland and employs approximately 100 account managers and sales representatives. The unit also operates through one of Sonera’s subsidiaries, Sonera Innotele Oy, which has a sales force that is focused on SME customers in the Helsinki area. Sonera Entrum has call centers for both business and residential customers which provide a single convenient point of contact with Sonera and enable customers to address all of their telecommunications needs via telephone, including ordering services, registering complaints and making inquiries.

      Sonera’s Mobile Communications Finland segment is responsible principally for marketing mobile telecommunications services to business and residential customers. This segment has a direct sales force which, in coordination with Sonera Solutions and Sonera Entrum, serves larger corporate customers. Sonera markets its mobile communications services to residential customers primarily through a large network of independent distributors and through Sonera’s own retail outlets. Sonera’s strategic focus has been on offering a broad range of mobile telecommunications tariff and service packages to appeal to different customer segments. The Mobile Communications Finland segment’s customer service department, which operates customer call centers 24-hours-a-day, seven-days-a-week, not only enables subscribers to order additional services, make bill inquiries, and report faults, but also provides dealer support. Sonera’s Mobile Communications Finland segment also offers SMS-based account inquiry services and distributes a magazine for its mobile subscribers. Sonera believes that the marketing and customer care initiatives of its Mobile Communications Finland segment have contributed to its subscriber growth and increased customer loyalty.

      Sonera’s brand development is managed by its corporate communications unit. The unit works closely together with Sonera’s business units to build the value of the Sonera brand by developing strategic and product level advertising and marketing.

      For general marketing activities and the development of public awareness of its services and products, Sonera devotes substantial resources to TV, radio, print and outdoor advertising.

      As part of its organizational refocusing during the second half of 2002, Sonera will organize all its selling and marketing in Finland into its new sales and marketing layer that will be responsible for the overall profitability of customer segments or individual customers. To support this change, Sonera will also merge the separate legal entities Sonera Solutions and Sonera Entrum into the parent company.

Competition

      With the liberalization of local and long distance telephone services on January 1, 1994, and international telephone services on July 1, 1994, all telecommunication services in Finland were opened to full competition. Other sectors of telecommunications services, including mobile communications and data communications, were liberalized during the period ranging from 1987 to 1991. The telecommunications market in Finland is highly competitive, characterized by successive promotional campaigns and price competition, with the exception of local telephone service where the market is dominated by incumbent local operators which control, with minor exceptions, the local access market. Despite the liberalization of the market, true competition has not developed on the local access market and market shares have remained generally static.

      In Finland, Sonera’s main competitor is Elisa Communications (formerly Helsinki Telephone Corporation), which is the largest local access operator in Finland and whose traditional service area is the Helsinki metropolitan area. Elisa Communications is also the parent of Radiolinja, a mobile communications operator; Datatie, a provider of data transmission services; and Invoicia Oy (formerly FINNETCom Oy), a provider of telecommunications services to corporate customers. Through a share exchange offer targeted to Soon Communications (formerly Tampere Telephone) shareholders, Elisa has acquired more than 90 percent of Soon Communications’ voting rights, and in accordance with the Finnish Securities Markets and Companies Act, Elisa made a redemption offer to the rest of the shareholders of Soon Communications on October 8, 2001. In addition, Elisa Communications owns considerable direct and indirect minority interests in certain local telephone companies including KSP Group (formerly Keski-Suomen Puhelin), Lounais-Suomen Puhelin and Tikka Communications (formerly Joensuun Puhelin), and in Finnet International, a provider of international telecommunications services. Radiolinja signed a Vodafone Partner Agreement on February 14, 2002 which allows Radiolinja to provide Vodafone’s international roaming products and services to its customers beginning from June 2002.

      Another significant competitor in Finland is the Finnet Group, an alliance of local telephone companies and certain national telecommunication operators, including Kaukoverkko Ysi, a domestic long distance telephone operator; DNA Finland Ltd., a new national mobile service operator in Finland which commenced operations in February 2001; Finnish 2G Ltd., a GSM 900 mobile network operator; and Finnish 3G Ltd., a mobile network operator with a UMTS license. The Finnet Group is based upon a common shareholding structure whereby the member companies hold varying percentage interests in each of the constituent national telecommunications operators. While the primary business of the local telephone companies that have ownership interests in Finnish 3G consists of operating local networks in their respective service areas, Finnish 3G was granted a nationwide UMTS license in 1999. These companies and the other third generation license holders, which include Radiolinja, Telia Mobile, Alands Mobiltelefon and Sonera, are expected to enter into the UMTS mobile communication services market when third generation mobile technology becomes commercially available.

      Prior to January 2000, Sonera and Radiolinja were the only holders of national GSM 900 licenses in Finland. On January 27, 2000, Finnish 2G was granted a GSM 900 license by the Ministry of Transport and Communications. DNA Finland began commercial operations in Finland in February 2001 through Finnish 2G’s network.

      In addition, Sonera competes with Song Networks Oy and Telia Mobile Finland, a branch office of the telephone company Telia Mobile AB. Song Networks Oy, which acquired Telia Finland in June 2001, operates on the Finnish international and domestic long distance markets. Song Networks Oy carries out the operations of former Telia Finland through its subsidiary Song Communications Oy. Telia Mobile Finland provides GSM 900 and 1800 mobile services. Telia Mobile Finland maintains its own national and regional trunk network and infrastructure for local GSM 1800 mobile operations and has also operated as a service provider utilizing Radiolinja’s GSM 900/1800 networks for national coverage since December 1999 and has had a national roaming agreement in place with Finnish 2G since April 2002. Other operators and service providers in the Finnish market include Jippii Group Corporation, Utfors, Tele2, Telenordia, Global One Communications Ltd., Wireless Maingate Ltd., Facilicom Finland Ltd., a Finnish subsidiary of a U.S. based telecommunications company, and RSL COM Finland Ltd., a Finnish reseller of international and domestic voice services, all of which provide network and other services to their customers. Jippii Group and RSL COM Finland have entered into service provider agreements with Sonera and they provide mobile communication services to their customers through Sonera’s network. In addition, Sonera expects to face increased competition from specialized market participants such as Colt Telecom Group plc. The identity of new entrants on the Finnish telecommunications market and the extent of the impact on Sonera’s market share will depend upon a variety of factors that are difficult to assess at present.

Mobile Communications Finland

      Sonera is the leading mobile communications operator in Finland with a greater than 60 percent share of the market in terms of subscriptions as of December 31, 2001. Sonera’s main competitors for mobile services include Radiolinja, Telia Mobile Finland and DNA Finland Ltd, all of which have launched GPRS services in 2001. In addition, Sonera competes with a number of service operators which do not maintain their own network such as Jippii Group Corporation and RSL Com Finland Oy. In February 2001, a third GSM 900 operator, DNA Finland, began selling subscriptions on a commercial basis, which has increased competition on the Finnish mobile telecommunications market. Sonera considers it likely that Radiolinja and other competitors will continue to market their services aggressively and reduce prices for their services in the future. In addition, Radiolinja Oy, Finnish 3G Ltd and Telia Mobile all have UMTS licenses, and have opened their UMTS networks for technical testing purposes in the beginning of 2002 in compliance with the terms of their UMTS licenses. Radiolinja has also announced that it intends to start a test run of its UMTS services with a limited group of customers in the autumn of 2002.

      Allocation of additional frequency capacity to other operators could, in the future, increase the competitive environment in the GSM market. At present, there are no unallocated frequencies in the GSM 900 MHz band that are accessible using commercially available telecommunications equipment. The authorities have indicated that unallocated GSM 1800 frequencies, although limited, may be allocated on demand within the next few years. In such an event, these frequencies may be allocated to Sonera, Radiolinja, Telia Mobile Finland, or a new entrant to the GSM market which is able to demonstrate the ability to satisfy the service standards set forth in the Finnish Communications Market Act.

      The Ministry of Transport and Communications has announced that it currently has no plans to require existing operators to give other GSM operators and service operators mandatory national roaming rights. However, the provisioning of national roaming may become obligatory pursuant to the new regulatory framework for electronic communicative networks and services of the European Commission. In the event that a national roaming scheme were introduced either for current or future frequencies, local mobile operators would gain access to Sonera’s national GSM 900 network, which could result in increased competition in the Finnish mobile market. In addition, under a recently enacted Finnish law, holders of UMTS licenses will have the right to roam on the GSM 900 and GSM 1800 networks of operators under certain conditions, which could have the effect of increasing competition. See “— Regulation.” For a discussion of the status of legal proceedings relating to the issue of national roaming in Finland, see “— Legal and Regulatory Proceedings — National Roaming Cases.”

Service Businesses

      The Finnish market for media communications, including the provision of Internet services and cable television, is highly competitive. Sonera believes that it is the leading ISP in Finland, with a share of approximately one-third of the market as of December 2001. With respect to consumer media services, including Internet related services, Sonera competes mainly with Jippii Group Corporation, a Finnish ISP, MTV3, a Finnish broadcasting company that operates a national commercial television channel, Elisa Communications and the Finnet Group. With respect to the provision of Internet access to business customers, Sonera competes principally with Elisa Communications and the Finnet Group, and expects to face competition from Song Networks, Jippii Group Corporation and a range of IT companies in the future.

      The saturation of the ISP market and the advent of free Internet connections have had a negative effect on the revenue growth in the traditional dial-up connection market. This has been partially offset by the significant growth in demand for broadband connections during the second half of 2001. Future growth in revenues is expected to largely depend on the development of online advertising and the introduction of chargeable content services.

      Sonera expects to face intense competition in both its international mobile services business and its wireless security solutions businesses. Among Sonera Zed’s competitors are companies which only provide mobile value added services on a national scale, local service providers which offer mobile value-added services to complement their existing product offerings, Internet portals and media houses, and multinational service providers aiming to leverage their knowledge in providing mobile value added services to enter new markets outside of their traditional areas of operation.

Sonera Telecom

Local Voice Services

      In addition to Sonera, there are currently 46 Finnet Group and Elisa Communications operators providing local telephone services in Finland. These local operators generally own their own networks and operate mainly in larger cities and towns. Traditionally, there has been only one local operator per area. Competition has not increased materially since the opening of the local voice market in 1994 due to the high upfront costs of building a local network and the long-term relationships between local telephone companies and their customers.

      As a result of the foregoing, competition in local markets is limited, and has focused largely on business customers. Sonera has been installing fiber optic cable loops in major cities and leasing lines from its competitors primarily to satisfy existing demand from Sonera’s corporate customers and to build platforms for possible future competition in local markets. As a result, Sonera has gained a market share in the local access market of approximately six percent in Helsinki and certain other large cities in Finland. For the reasons identified above, Sonera has not faced increased competition in the areas in which it operates local networks, although the number of subscribers in Sonera’s service areas, which are located principally in the sparsely populated areas of eastern and northern Finland, is expected to decrease slightly due to increased usage of mobile phones and expected declines in population in such areas. As of December 31, 2001, the overall market share of local telephone companies for local voice services calculated on the basis of access lines was 73 percent as compared to 27 percent for Sonera.

Long Distance Voice Services

      Long distance calls in Finland have been subject to intense competition since the liberalization of the market in 1994. Competition has forced the prices of long distance calls in Finland to levels considerably below the average long distance calling rates in the European Union. Sonera’s primary competitors are Kaukoverkko Ysi, a nationwide telephone operator and member of the Finnet Group, Elisa Communications and Song Networks Oy. Both Kaukoverkko Ysi and Song Networks operate their own trunk networks. At December 31, 2001, Sonera, Kaukoverkko Ysi, Elisa Communications and Song Networks (formerly Telia Finland) had approximately 37 percent, 52 percent, 6 percent and 5 percent shares of the domestic long distance market, respectively, calculated on the basis of minutes of use.

International Voice Services

      International voice services in Finland have also been open to competition since 1994. Sonera’s principal competitors in the provision of international voice services are Finnet International, a nationwide telephone operator providing international telecommunications services, and Song Networks.

      The international voice service market has been characterized by aggressive promotional campaigns and price reductions, particularly by Song Networks, which has been offering low-rate tariffs on calls to other Nordic countries. Management believes that competition will continue to increase in the international telecommunications market, resulting in further reductions of tariffs. As of December 31, 2001, Sonera, Finnet International and Song Networks (formerly Telia Finland) had approximately 50 percent, 28 percent and 7 percent shares of the international telecommunications market, respectively, calculated on the basis of called minutes. In addition, Sonera faces competition from service operators, and from international telecommunications operators, such as RSL COM Finland, Jippii Group Corporation and Cubio Communications (formerly, Facilicom, NetNet and Nevatel) and others which together hold an approximately 15 percent market share.

Data Communications

      The Finnish market for data communication was opened to full competition in 1990. Since that time, competition has been vigorous in all aspects of the data communications markets, including data transmission services, LAN interconnection and management services and leased lines. Sonera believes that it is a leading provider in Finland for data transmission and LAN interconnection management services. In data communications services, Sonera’s principal competitor is Datatie, a national operator of data transfer links owned by Elisa Communications Corporation. In leased lines services, Sonera’s principal competitor is Kaukoverkko Ysi, a national long distance operator owned by the Finnet Group. In addition, Sonera competes with large international telecommunications companies such as Global One in providing data services to large corporate customers.

Regulation

      The Finnish telecommunications market has traditionally been one of the most liberalized in Europe. The telecommunications service industry has been gradually opened to competition since 1987, when the markets for data communications and business networks were partially liberalized. In 1994, more than three years ahead of most other European countries, the Finnish telecommunications market was fully liberalized and, since then, every segment of the market has been subject to competition.

      Sonera is subject to the comprehensive regulatory regime applicable to the Finnish telecommunications industry under the Finnish Communications Market Act (396/1997), as amended (the “Communications Market Act,” formerly, the Telecommunications Market Act) and related regulations, decrees and administrative decisions, which replaced the Finnish Telecommunications Act (183/1987), as amended (the “Telecommunications Act”). Together with the Finnish and European Union competition rules, the Communications Market Act, which became effective on June 1, 1997, is the principal body of law governing Sonera’s activities. See “— Competition Law.”

      The Communications Market Act was amended in two significant ways in the beginning of 2001, effective April 2001. One amendment, which is aimed at enhancing the Finnish market for broadband services, requires telecommunications network operators with significant market power to lease a portion of their unused subscriber line transfer capacity in the fixed voice network to, for example, providers of high-speed data transmission services. See “— Interconnection.” A second amendment grants holders of third generation mobile telecommunications licenses a right to roam on the GSM 900 and GSM 1800 networks of operators with significant market power provided certain conditions are met. See “— National Roaming.”

      The stated purpose of the Communications Market Act is to promote the efficiency of the Finnish telecommunications market so that telecommunications in Finland meets the reasonable needs of users and is competitive, technically advanced, of good quality, functionally reliable and secure, and reasonably priced. The Communications Market Act also brought Finnish telecommunications law into line with European Union legislation in this area. See “— European Union Law.” Certain provisions of the Communications Market Act have been implemented by ministerial decisions or decrees covering specific subjects such as interconnection, accounting separation and the rights of users.

      On December 21, 2001, the Finnish government submitted a proposal to the parliament for new legislation that would bring the regulatory regimes covering different communications networks under a single communications law (the “Communications Market Act Proposal”). The proposal was passed on June 14, 2002 and the new law came into force on July 1, 2002. The new law has amended the Telecommunications Market Act, and has changed its name to the Communications Market Act. The Communications Market Act mainly pertains to digital TV activities as well as telecommunications. The principal idea behind the new Communications Market Act is that the same rules should apply to different communications media. As a response to the ongoing convergence of different communications services, providers of different communications services have equal rights and obligations regardless of the media. The Communications Market Act applies to communications networks, but it will not cover the content of services delivered through the networks. The new Communications Market Act was the first phase of the wider reform of communication regulations in Finland.

      On September 13, 2002, the Finnish government submitted a proposal to the parliament for a totally reformed Communications Market Act and amendments to the Television and Radio Act, the Act on the State Television and Radio Fund, the Act on Yleisradio Oy, the Radio Act and certain other acts, such as the Act on Competition Restrictions. The main intention for this second phase of the reform is to implement the European regulatory framework for electronic communications networks and services. The object of the proposal is to support network business, television and radio business and content providing services. The totally reformed Communications Market Act and the amendments to the other acts are expected to come into effect as from July 25, 2003.

      The new Communications Market Act would implement the European Union directive on the authorization of electronic communications networks and services and the European Union directive on access to, and interconnection of, electronic communications networks and associated facilities as well as the European Union directive on universal service and user’s rights relating to electronic communications networks and services. This proposal would also amend the regulations concerning the telecommunications markets to comply with the new Finnish Constitution.

      The obligations imposed on telecommunications operators would principally apply to telecommunications operators with significant market power. The legal basis for these obligations would be set forth in the Act. The Finnish Communications Regulatory Authority (FICORA) would decide, based on its market analysis, which obligations would be necessary to apply to the telecommunications operators. Special obligations of the telecommunications operators would be targeted to the use of the central resources in providing telecommunications services. These obligations would principally include the obligation to give access to the network elements or the capacity of the network defined in the Act. Pricing of the access by the telecommunications operators would also be regulated. In addition, operators might be obligated to establish national roaming from UMTS networks to GSM networks, provide international roaming and publish their terms and conditions of supply and tariffs as well as provide cost oriented and non-discriminatory pricing.

      In the furtherance of the European telecommunications markets, FICORA would have to refer their decisions to the European Commission and the regulatory authorities of the EEA countries. Definition of the relevant markets in deviation from the European Commission’s guidelines could be made by the Ministry of Transport and Communications. The European Commission would in certain situations have the authority to prevent the issuance of FICORA’s or the Ministry of Transport and Communications’ decisions. According to the proposal the mobile telecommunications networks and the superterranean mass communication networks requiring allocation of frequencies continue to be subject to a license requirement. Providing other types of telecommunication services would be subject to a notification procedure.

      The users would be entitled to certain universal service, including the right to demand access to the general telephone network. Reasonably priced directory services and emergency calls free of charge would also be available to the users. A user would have the right to retain the existing number when changing mobile operators.

      This proposal would make the implementation of the communications legislation more efficient. The Finnish Communications Market Act’s current sanctions would be removed and the Finnish Market Court, which handles certain competition law matters, would have the authority to fine telecommunications operators for certain infringements. The efficiency of settlement of telecommunications related disputes would be promoted by imposing on FICORA an obligation to solve disputes in four months. The appeal procedure concerning certain matters would be simplified so that some of the decisions given by FICORA could be appealed directly to the Supreme Administrative Court.

      This proposal would change the transmission obligations concerning cable television network operators so that required free of charge transmissions would only relate to the programs of Yleisradio Oy, the National Broadcasting Company of Finland. The obligation would also concern the additional and complimentary services related to these programs. The obligations would also concern the transit of the free nationwide channels of the commercial participants for which the cable television network operator could charge at most a cost based fee.

      According to the proposal, the Radio Act would be amended to include regulations governing the introduction of telecommunication terminals to the market and selling such devices as well as the settlement of the disruption caused by telecommunication terminals.

      The Television and Radio Act would be amended to give FICORA, instead of the Ministry of Transport and Communication, the authority to issue a license for short-term radio broadcasting. Procedures would enable intervention, if deemed necessary, in the use of rights concerning television broadcasting of a significant national event may also be implemented.

      The proposal aims to promote the efficiency of FICORA’s activities by amending certain provisions concerning the television fee in the Act on the State Television and Radio Fund.

      Two new reports would be issued annually concerning the activities of the National Broadcasting Company of Finland, Yleisradio Oy. The supervisory board of Yleisradio Oy would give a report to the Finnish Parliament concerning the activities of the company. Yleisradio Oy would also issue a report to FICORA concerning the public services it provides. FICORA would give its own statement to the Finnish Council of State concerning the report.

      The openness of the Finnish market is evidenced by the current licensing regime. The Communications Market Act requires licensing only for the provision of telecommunications network services in the public mobile network and for the provision of a public digital broadcasting network. Such a mobile network license is granted to all applicants that meet the requirements set forth in the Communications Market Act, subject to the availability of frequencies. The construction of public telecommunications networks and the provision of publicly available telephony services is normally subject to a notification procedure. A notification, which includes information on the organization and the activities of the filing entity, has to be submitted to the Ministry of Transport and Communications before the filing entity can commence operations. Provision of other telecommunications services does not require a license or filing of notification. See “— Allocation of Mobile Frequencies.”

      As part of its objective to promote further competition, the Communications Market Act encourages new market entrants by introducing the concept of “significant market power,” holders of which are subject to a higher degree of transparency in their accounting, more stringent fair pricing requirements and requirements not to discriminate. See “— Tariff Structure” and “— Interconnection.” Pursuant to the Communications Market Act, the Ministry of Transport and Communications considers a number of factors when deciding upon whether an operator is deemed to possess significant market power. However, in practice, telecommunications operators with a market share exceeding 25 percent in a relevant market have been presumed to have significant market power in that market. By ministerial decision, Sonera currently has significant market power in long distance, international, mobile telecommunications and cable network television throughout Finland and in local telecommunications in its traditional service areas. The concept of significant market power will change with the proposal amending the Communications Market Act. See “— New Communications Framework.”

      A number of Sonera’s other activities, including its cable TV operations, are also subject to regulation under legislation other than the Communications Market Act, and related decisions of the Finnish Government and the Ministry of Transport and Communications.

Regulatory Institutions

      Regulatory authority under the Communications Market Act is divided between the Ministry of Transport and Communications and the Finnish Communications Regulatory Authority (the “FICORA”). Until August 31, 2001, the FICORA was called the Finnish Telecommunications Administration Center (the “TAC”). References in this prospectus to the “FICORA” may refer to the FICORA or TAC depending upon the context. Like other telecommunications operators in Finland, Sonera is also subject to Finnish and European Union competition law which is applied by the Finnish Competition Authority (the “FCA”) and the European Commission (DG for Competition), respectively. See “— European Union Law” and “— Competition Law.” Other regulatory authorities that have jurisdiction over issues relating to Sonera’s business operations include the Office of Data Protection Ombudsman, in relation to data protection regulation, and the Office of the Consumer Ombudsman and National Consumer Administration Finland, as well as the Finnish Market Court, both in relation to consumer protection and marketing regulation. See “— Tariff Structure.”

      The Ministry of Transport and Communications is responsible for drafting legislation, granting licenses for mobile network operators, administering fixed network operator and service operator notifications and issuing executive orders based on certain telecommunications regulations. The FICORA, which commenced its operations as the TAC on October 1, 1988, is an agency under the Ministry of Transport and Communications with responsibility for radio, telecommunications, information security, electronic media, internet and postal administration and television license management. With respect to telecommunications, the powers of the FICORA include supervising operators in the market, establishing and administering the numbering plan, assigning frequencies, overseeing technical standards, administering type approvals for telecommunications equipment and supervising the protection of privacy in telecommunications. The FICORA has set up the CERT-FI working group, a new group responsible for the detection and prevention of security incidents. The group seeks to comply with the CERT (computer emergency response team) principles and to promote security in the information society. The FICORA also coordinates the national CERT working group.

      European Union regulations and the World Trade Organization Telecommunications Agreement require that regulatory powers be separated from the ownership of state-owned telecommunication operators. In Finland, this separation has been implemented through the separation of regulatory functions and ownership functions within the Ministry of Transportation and Communications and the creation of the FICORA.

      One of the FICORA’s particular responsibilities is to oversee the financial and operational aspects of interconnection arrangements among operators and service providers in the Finnish telecommunications sector. The FICORA is authorized to investigate complaints and to seek to resolve disputes with respect to interconnection and other pricing-related matters. In the event the parties to a dispute are unable to resolve the dispute through commercial negotiations, the FICORA has the authority to impose a resolution on the parties. The FICORA has carried out an inspection during the fall of 2001 of some of the major telecommunication operators, including Sonera, to review their cost accounting system and the separation of their network operations from their service operations.

      The FCA has general jurisdiction under the Act on Competition Restrictions (480/1992) to investigate complaints by competitors or act on its own initiative with respect to competition law issues. In certain respects, the FCA and the FICORA have overlapping jurisdiction to investigate and resolve disputes involving Sonera’s relationships with its competitors and subscribers pursuant to the respective mandates under the Act on Competition Restrictions and the Communications Market Act. See “— Competition Law.” The Communications Market Act and the Act on Competition Restrictions establish different market share and revenue based threshold tests and other guidelines for merger control and for administrative intervention with respect to operators with significant market power under the Communications Market Act and operators with a “dominant market position” under the Act on Competition Restrictions. Although the telecommunications and the competition authorities have independent legislative mandates and responsibilities, the Communications Market Act establishes a mechanism for inter-agency cooperation through a referral procedure where the Ministry of Transport and Communications or the FICORA may transfer an investigation or certain parts of an investigation to the FCA. This reduces the likelihood of unnecessary burdens being imposed on telecommunications operators due to the two agencies’ overlapping jurisdictions.

Telecommunications Licensing and Notifications

      Under the Communications Market Act, a license from the Ministry of Transport and Communications is required for the provision of telecommunications network services in the public mobile network. Each license granted to a mobile communications network operator under the Communications Market Act defines the operational area of the operator and may have an associated schedule of conditions setting forth obligations relating to essential requirements, such as the safety of network operations, the maintenance of the operability of the network and data protection. Licenses granted by the Ministry of Transport and Communications have a maximum term of 20 years and are renewable. The Communications Market Act limits the grounds on which the Ministry of Transport and Communications may reject a license application for a lack of financial resources, non-compliance with relevant telecommunications regulations and the unavailability of frequencies. The Ministry of Transport and Communications may not revoke the license of a telecommunications network operator in part or in full unless (1) an operator has failed to comply with the telecommunications regulations and has, after having been put on notice of the alleged breach, failed to enter into full compliance therewith within a reasonable time or (2) the nature and extent of the operator’s activities have changed to the extent that grounds to reject a license application would exist.

      Before granting a license for provision of telecommunication network services in a public mobile network, the Ministry of Transport and Communications is required to give public notice of the availability of new licenses. Applicants are required to provide, among other things, a description of their planned networks and interconnection points, an estimate on the investments needed to commence operation and a plan for funding such investments. If licenses cannot be granted to all applicants due to the limited number of frequencies, the Ministry of Transport and Communications shall grant licenses to applicants whose operations best meet the objectives of the Communications Market Act, including promoting competition, satisfying market demands and advancing high technical standards, quality, reliability and reasonable pricing. Sonera’s current GSM/NMT license was granted on November 6, 1997, for a term of 20 years. The license covers the NMT 450, NMT 900, GSM 900 and GSM 1800 networks in Finland. The license does not contain any additional conditions to those expressed in the Communications Market Act relating to the financial condition of an operator and the network coverage. Prior to January 2000, Sonera and Radiolinja were the only holders of nation wide GSM 900 licenses in Finland. On January 27, 2000, Finnish 2G, which is owned by a group of local telecommunications companies, was granted a GSM 900 license by the Ministry of Transport and Communications. Finnish 2G, through its affiliate DNA Finland, commenced commercial activity in February 2001. In addition to Sonera, Telia Mobile Finland and Radiolinja Origo Oy hold nationwide GSM 1800 licenses. Regional GSM 1800 licenses are currently held by 39 local telecommunications companies.

      On March 18, 1999, Sonera received a third generation mobile license for a term of a 20 years. Sonera’s license currently covers operation of a public third generation mobile network throughout Finland. The license is conditional upon obtaining necessary permits to possess radio transmitters and obliges Sonera to commence activities no later than on January 1, 2002, in line with the decision 128/1999/EC of the European Parliament and the Council adopted on December 14, 1998 (the “UMTS Decision”). Such permits were granted to Sonera by the FICORA on October 1, 2001 and they are valid until October 31, 2006. Additionally, the introduction of third generation mobile communication services is dependent upon a number of factors, including the development of commercially viable technology and the ability of telecommunications operators to license such technology on commercially acceptable terms. See “— European Union Law” and “— Licensing.” Third generation mobile licenses were also issued to Radiolinja, Telia Mobile Finland and Finnish 3G. In March 2001, the FICORA delivered a report to the Ministry of Transport and Communications on the progress of build up of third generation communication networks in Finland. In its report, the FICORA noted that the build up of networks is going forward as planned, but any delays in delivery of third generation handsets and network equipment will delay the introduction of third generation commercial services in Finland. The FICORA noted that operators are expected to reach such geographical coverage for their third generation networks as mentioned in their license applications, but it was expected that the UMTS network would not be ready for wider commercial use at the beginning of 2002. According to its UMTS license in Finland, Sonera was required to commence the provision of its third generation mobile network services at the latest on January 1, 2002. If such services were not commenced, Sonera’s license could have been subject to revocation. Sonera commenced technical testing services of its UMTS network on January 1, 2002. Based on its discussions with the Ministry of Transport and Communications that oversees mobile network licenses, Sonera is confident that the commencement of such technical network services is sufficient to maintain its UMTS license in Finland. Sonera plans to commence commercial UMTS network services in Finland on a limited basis in the first quarter of 2003.

Allocation of Mobile Frequencies

      Radio spectrum is a limited resource necessary to operate a mobile network and is allocated by the FICORA through an administrative procedure. Pursuant to the decisions of the FICORA, Sonera has been allocated the following frequency bands for public mobile telecommunications networks:

•	2x4.475 MHz (453.000 — 457.475/ 463.000 — 467.475 MHz) for Sonera’s NMT 450 services;

•	2x13.6 MHz (890.1 — 903.7 MHz/ 935.1 — 948.7 MHz) in the Helsinki metropolitan area, Turku, Tampere and Oulu and 2x11.6 MHz (890.1 — 901.7 MHz/ 935.1 — 946.7 MHz) elsewhere in Finland for Sonera’s GSM 900 services;

•	2x11.2 MHz (1710.1 — 1721.3 MHz/ 1805.1 — 1816.3 MHz) + 2x5 MHz (spectrum will be allocated for Sonera at end of 2003 by FICORA) for Sonera’s GSM 1800 services; and

•	2x14.8 MHz (1,964.9 — 1,979.7/2,154.9 — 2,169.7 MHz) and 5 MHz (center frequency 1,902.4 MHz) for Sonera’s IMT-2000/ UMTS services from November 1, 2001 until October 31, 2006.

      At present, there are some nationwide unallocated frequencies in the GSM 900 MHz extension band as well as in the GSM 1800 MHz band.

Rights of Way

      Pursuant to the Communications Market Act, telecommunications network operators are entitled to use public roads, public areas and private properties for the installation of telecommunications cables. Prior to laying a cable, the telecommunications network operator must prepare a route plan, which it must make public by publishing it in a local newspaper and on a municipal notice board and by notifying estate owners affected by the plan. In drawing up the plan, landscape and environmental factors must be taken into account. Where possible, preference should be given to installing cables along public roads and public areas, which are available free of charge. Estate owners or any other party whose interests or rights are affected by the route plan have the right to file objections with the municipal building board within 30 days from the date the plan was made public.

      Once the route plan has been approved, the telecommunications network operator has the right to undertake construction work along the approved route for the installation of the telecommunications cables, as well as equipment, minor structures and poles related to the network. The area affected by the installation must be restored after completion of the work. Private estate owners are entitled to full compensation for any loss and damage caused by the cable installation.

      The Act on Land Use and Construction (132/1999, the “Construction Act”) entered into force on January 1, 2000 superseding the Construction Act of 1958. In connection with the entrance into force of the Construction Act, the relevant provisions of the Communications Market Act governing the construction of telecommunications networks were also amended. The legislation obligates telecommunications network operators, among other things, to pay compensation for establishment of easements for purposes of laying cable in real estate other than public roads and areas. In addition, it provides for a special procedure establishing a right to install cables pursuant to which telecommunications network operators would have a duty to negotiate with the owners of real estate to obtain their permission. If such negotiations are not successful, the local municipal building board may decide on the installation of the cable. In addition, the legislation provides that both public and private real estate holders have a right to receive compensation for inconvenience and expenses resulting from the establishment of easements, and that, in certain instances, the telecommunications network operators will be obligated to compensate for damages resulting from any necessary removal of cables. Sonera believes that the implementation of the Construction Act and the amended provisions of the Communications Market Act will not have a material adverse effect on its operations, although it could increase the costs of constructing telecommunications networks.

Tariff Structure

      Telecommunications operators in Finland, including Sonera, may freely determine tariffs for their telecommunications services. The Ministry of Transport and Communications may, however, issue orders on the general principles of telecommunications tariffs, the calculation of costs and publicity and itemization of fees if the overall objectives of the Communications Market Act are threatened by the tariff policies of significant market power operators or if required by European Union legislation. See “— Numbering and Carrier Selection” and “— European Union Law.”

      Sonera’s leased line and voice services are also subject to the provisions of the Communications Market Act and the related decisions of the Ministry of Transport and Communications that implement European Union’s framework directive relating to Open Network Provision (“ONP”), as well as to specific ONP-related directives. These directives require telecommunications operators with significant market power with respect to leased lines and voice services to apply rates that are transparent, non-discriminatory, and cost-oriented. The ONP directives also impose cost accounting obligations designed to ensure that rates are cost-oriented. ONP rules are without prejudice to the application of the competition rules. See “— European Union Law” and “— Competition Law.”

      Effective August 1999, the Ministry of Transport and Communications determined that significant market power operators’ tariffs for fixed public local telephone network services and for leased lines should be public, cost-related, transparent and non-discriminatory. This determination, however, applies only to cases where a customer’s subscriber lines have a capacity of less than 2Mbps in both directions. In addition, reasonable volume discounts are explicitly permitted.

      The Ministry of Transport and Communications determined on June 20, 2002 that Sonera has significant market power with respect to the Finnish local telecommunications market in its traditional service areas, long-distance telecommunications and GSM mobile telecommunications market throughout Finland, and international telecommunications between Finland and other countries.

      Sonera was also determined to have significant market power in its cable TV network regarding some of its services. This decision applies to Sonera Corporation, Sonera Carrier Networks Oy, Sonera Entrum Oy,

Sonera Solutions Oy and Sonera Plaza Oy. The decision became effective on July 1, 2002 and expires on July 24, 2003. A total of 59 telecommunications operators in Finland are deemed to have significant market power. On the local market, 53 operators are deemed to have significant market power.

      Sonera’s agreements with its residential customers are also subject to the requirements of the Finnish Consumer Protection Act (38/1978), as amended (the “Consumer Protection Act”). The Consumer Protection Act requires that a consumer contract must not include unreasonable terms and conditions. The Finnish Market Court is vested with the authority to prohibit the use of unreasonable terms and conditions in consumer contracts and the Consumer Ombudsman has the authority to impose that type of prohibition on a temporary basis. In addition, an aggrieved consumer may seek relief directly in a general court under the Consumer Protection Act. The Ministry of Transport and Communications has issued a decision on the general grounds for the delivery terms of telecommunications services providing for a minimum standard for delivery terms for residential customers. See “— Universal Service.”

Interconnection

      On June 30, 1997, the European Union adopted a directive on interconnection, and the requirements of the directive were later that year incorporated into the Finnish telecommunications regulation. Under the Communications Market Act and decisions issued by the Ministry of Transport and Communications, operators of public telecommunications networks in Finland have an obligation to negotiate interconnection agreements with each other for the purpose of offering their telecommunications services. The purpose of this obligation is to ensure that Finnish subscribers can contact subscribers of other networks in Finland or abroad. Under the Communications Market Act and decisions issued by the Ministry of Transport and Communications, for telecommunications network operators without significant market power in interconnection, the obligation to interconnect extends to interconnecting with at least one other telecommunications network operator operating a public telecommunications network to ensure that its subscribers’ communications can be routed to other networks or service providers. Interconnection should be granted without delay at the requested interface following a written request. Significant market power telecommunications network operators are under an obligation to behave in a transparent and non-discriminatory manner and to offer interconnection with their networks to all telecommunications network operators on non-discriminatory terms and at a reasonable price in view of costs. See “— Tariff Structure.” Significant market power telecommunications network operators may not refuse a request for interconnection if the proposed terms are reasonable. In addition, pursuant to an amendment to a decision of the Ministry of Transport and Communications on interconnection in February 2001, telecommunications network operators with significant market power have to provide subscribers with access to all local, long distance, mobile and international telecommunications services provided in their area.

      If no agreement can be reached between the operators, the FICORA will seek to settle any dispute through negotiations between the parties and may order the party deemed to be non-compliant to comply with its obligations under the Communications Market Act. To ensure that the objectives of the Communications Market Act are met, the Ministry of Transport and Communications has the power to issue orders regarding the general principles for telecommunications fees, the calculation of costs in relation to fees and the publication and itemization of such fees. See “— European Union Law” for the latest developments concerning access and interconnection.

      All telecommunications network operators with significant market power must publish the technical and pricing terms on which they will provide interconnection to other telecommunications network operators in a so-called “Reference Interconnection Offer” (the “RIO”). This offer must be itemized and related to reasonable costs incurred. In addition, a decision issued by the Ministry of Transport and Communications on February 19, 1999, as amended on February 7, 2001, obligates telecommunications network operators with significant market power to separately determine reference fees for incoming (terminating) and outgoing (access) interconnection traffic. The aim of the ministerial decision is to create a regulatory platform that would enable telecommunications network operators to offer end-to-end pricing for their services. The decision does not apply (1) with respect to access, (A) to communication without prefix or pre-selection transmitted from a local telecommunications network to another local telecommunications network or service within the same telecommunications area nor (B) to communication from a mobile communications network to a local telecommunications network or service or to another mobile communications network or its service, and (2) with respect to termination, to communication transmitted from a local telecommunication network to a mobile telecommunication network or its service.

      The Communications Market Act and a related decision of the Ministry of Transport and Communications explicitly provide that interconnection charges may cover a reasonable profit on invested capital but provides no detailed methodology on how costs should be allocated. Significant market power telecommunications network operators must, however, offer a description of the calculation system used to arrive at their interconnection charges and, after submitting the description for the review and approval of the Ministry of Transport and Communications, make interconnection agreements publicly available, subject to the deletion of confidential information covering the business strategy of the parties.

      In addition, all telecommunication operators have a duty to collect, upon reasonable terms, telecommunications fees from their subscribers on behalf of other operators or to provide sufficient information for the invoicing of such services.

      Historically, Finnish telecommunications network operators have entered into bilateral interconnection agreements on a collective basis. These interconnection agreements establish interconnection and related charges for the term of such agreements.

      Effective April 13, 2001, the Communications Market Act was amended to require telecommunications network operators to lease a portion of their unused subscriber line transfer capacity in the fixed voice network (shared use of the local loop) to third parties for, for example, the provision of parallel high-speed subscriber lines. The obligation to lease does, under certain conditions, also require fixed telecommunications network operators to provide space for other operators’ equipment on their property (co-location) to allow other service providers to connect to a subscriber connection with the necessary technical equipment. Parallel access to subscriber connections is expected to promote the availability of low-cost Internet connections to households. The cost payable by the lessee for a shared access to subscriber line can be no more than half of the cost of the use of such subscriber connection for all purposes, unless the telecommunications network operator is able to show to the FICORA that its costs for allowing parallel access are higher than this.

      On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees Sonera charged for calls terminating on Sonera’s domestic mobile network are not reasonable in relation to the actual costs of providing such services. The FICORA also stated that, in its opinion, Sonera’s mobile interconnection fees (both access and termination) violated the Communications Market Act and ordered Sonera to revise its interconnection fees. See “— Legal and Regulatory Proceedings — Interconnection Fees” for further details on this matter. On May 25, 2001, Sonera filed an appeal against the FICORA’s decision to the Helsinki Administrative Court. On September 27, 2002, the Administrative Court of Helsinki issued a decision on the appeal filed by Sonera Corporation. In its decision, the Administrative Court of Helsinki stated that the FICORA’s method of determining the amount of capital tied to mobile networks and method of handling the above-mentioned costs allocated by Sonera to mobile networks should not be considered erroneous. Sonera intends to appeal the decision of the Administrative Court of Helsinki to the Supreme Administrative Court of Finland. Sonera also received a request for information dealing with Sonera’s mobile termination fees and their pricing principles from the FCA on May 20, 2002. Sonera responded to the request on June 28, 2002.

      Because of the high market shares of local telephone operators in their respective areas, the terms upon which interconnection is offered are expected to be material to the development of competition in the Finnish fixed telecommunications market. Notwithstanding the above regulations, there can be no certainty that Sonera will be able to negotiate favorable interconnection agreements as part of its efforts to provide competitive communications services in new markets.

National Roaming

      Roaming means the provision of one licensed telecommunications network services in a mobile communications network to another licensed telecommunications network operator. While roaming, the mobile telecommunications operator may provide mobile connections to its own subscribers while they are outside the network coverage of their own operator. Prior to an amendment to the Communications Market Act on April 13, 2001, there was neither a regulatory nor a commercial national roaming system in Finland for GSM 900 and GSM 1800 networks. As a result of amendments to the Communications Market Act that entered into force in April 2001, holders of third generation mobile telecommunications licenses have a right to roam on the GSM network of operators with a significant market power. This amendment does not directly apply to roaming between GSM networks. This enables third generation license holders to provide services available through GSM networks on a nationwide basis before the license holders have completed the build-out of their third generation networks. A third generation mobile license holder must be granted the right to roam on GSM networks if its own third-generation network covers at least one-fifth of the population in the licensed area, as defined in the respective license. Operators with significant market power have an obligation to negotiate with third generation license holders which request the right to roam. If an agreement cannot be reached within six months, the FICORA may grant the requesting party the right to roam on the GSM network of the operator to whom such request was made. Owners of GSM networks are not required to grant roaming rights in an area where the requesting party already has its own digital network or roaming access from its third generation mobile network to a GSM network through a separate agreement with a third party. In principle, the pricing for compulsory roaming services might be calculated in the same way as the pricing for the provision of mobile network access for services providers. In the event the parties are unable to conclude an agreement, the FICORA may set the terms and conditions of a network roaming agreement within the parameters set forth in the Communications Market Act. Such mandatory roaming may be provided for an eight year term.

      The terms upon which any national roaming scheme will be offered may influence the development of competition on the Finnish mobile telecommunications market. The availability and cost of roaming may affect existing operators’ decisions of whether to build their own nationwide networks or simply rely on the networks Sonera or other nationwide mobile network operators provide. In the event national roaming were to be mandated on terms and conditions which do not provide an adequate return on Sonera’s investment in its GSM networks, Sonera’s mobile communications business could be materially adversely affected.

      Sonera is currently involved in administrative proceedings at both the national and the European Union level in which one of its competitors has claimed that Sonera has an obligation to provide national roaming between GSM networks. See “— Legal and Regulatory Proceedings — National Roaming Cases.”

Numbering and Carrier Selection

      The FICORA is responsible for administering the national numbering plan. Upon application by a telecommunications operator, the FICORA assigns numbers and addresses on a transparent, equal and non-discriminatory basis. The FICORA must ensure that applications relating to numbers and addresses are handled without delay.

      The FICORA is responsible for overseeing number portability. Geographic number portability in the public switched network was introduced as a pilot scheme in Helsinki on June 1, 1997, and, it has been mandatory in the whole of Finland since September 30, 1998. The regulatory framework requires local number portability (within an existing numbering area) and nation-wide number portability using a separately allocated numbering area. Operators with significant market power are required to offer number portability at cost oriented prices. The legislative framework does not enforce any other mandatory provisions for the allocation of costs and conditions for the establishment of number portability. The FICORA has set up a working group to investigate the implementation of mobile number portability in the future and has given a preliminary decision regarding the implementation of mobile number portability. According to the EU Directive on Universal Service and User’s Rights, mobile number portability should be introduced by July 2003.

      Carrier selection is the facility that allows a user to choose a local, long distance, mobile or international carrier independent of its local loop provider. This can be achieved in different ways: (1) by pre-selection: the carrier is chosen by the user; (2) by call-by-call procedures: the user typically inserts a prefix before a dialed number; or (3) randomly based on the carriers’ market shares of local or long distance and international calls.

      The Communications Market Act and related decisions of the Ministry require fixed network operators with significant market power to enable users to select their preferred operator on a call-by-call basis. Sonera’s prefix for long distance calls is “101” while Song Communications and Kaukoverkko Ysi have the prefixes “1041” and “109,” respectively. Sonera’s prefix for international calls is “990” while Song Communications and Finnet International have the “994” and “999” prefixes, respectively. Sonera’s other competitors on the long distance and international telecommunications market also have their own prefixes. From March 1, 2001, telecommunications operators have had the possibility to obtain a general carrier access code from the FICORA. To use the general carrier access code, a user dials a five digit operator specific carrier access code when calling from a fixed network. The call is routed to the network of the owner of the general carrier access code dialed by the user. Sonera’s general carrier access code is “90020.”

      Fixed network operators with significant market power must also offer upon request carrier pre-selection. Thus, a call dialed without any prefix or with the “00” prefix is automatically routed to a local, long distance or an international telecommunications service selected by the user. Where the user neither selects a prefix nor has made a pre-selection of an operator for long distance or international telecommunications services, traffic is allocated proportionally among the operators whose services can be used without a separate service agreement. If the user neither selects a prefix for local telecommunications services or mobile communications nor has concluded a contract on pre-selection for such services, the fixed network operator may decide on the routing of the communication. Mobile operators with significant market power are required to offer carrier selection and pre-selection for international calls. However, they are not obligated to offer carrier selection or pre-selection for national calls including calls between mobile networks.

      Under Finland’s interconnection regime, operators may only offer selection barring services to their retail customers in a manner that does not discriminate against competing telecommunications operators.

Universal Service

      Universal service entails an obligation to provide access to the public telephone network and to deliver an affordable telephone service to all users reasonably requesting it. More specifically, pursuant to European Union legislation, universal service obligations include the provision of access to a fixed network which will allow usage of voice services, fax and data transmission services, operator assistance, emergency and directory inquiry services (including subscriber directories) and public payphones. However, neither mobile services, with the exception of free emergency calls and directory assistance, nor Internet services are included in the universal service requirement. Directive 2002/22/EC of March 7, 2002 on universal service and users’ rights relating to electronic communications networks and services (the “Universal Service Directive”) clarifies that the scope of the universal service obligations includes access to data communications such as Internet via the public telephone network from a fixed location, and addresses affordability of the service. It also extends the scope of the number portability to mobile services. See “— European Union Law” and “— New Communication Framework.”

      A few European countries which have introduced universal service requirements have also implemented funding schemes to allocate the costs of providing the service among all organizations providing public telecommunications networks or publicly available telecommunications services. Two methods for collecting and distributing the costs of the provision of universal services are considered: either a universal service fund at the national level or a system of supplementary charges collected directly by the operator providing universal service from other operators interconnecting with its network. In Finland, no scheme for allocating the costs of providing universal service has yet been devised, nor has one been proposed by the Ministry of Transport and Communications or the FICORA.

      Currently, the Finnish telecommunications regulations do not specifically require Sonera to offer universal service. However, the Communications Market Act sets forth a general objective that telecommunications services should be provided in accordance with the reasonable needs of users and be reasonably priced. The current interpretation of the Ministry of Transportation and Communications of this requirement is that fixed network operators that possess significant market power are obliged to provide basic services, but neither at rates below their competitive market rates nor using equally priced nationwide tariffs and subscription charges.

      To control the costs of operating its extensive fixed network, Sonera has examined more cost-effective ways of providing network connections to its most remote service areas, such as mobile terminals which are dwelling-installed, use the standard GSM network for transmission, and to which an ordinary fixed-line terminal can be connected. For low-medium traffic to and from remote areas, providing so-called “fixed wireless” connections is more cost-effective than maintaining a sizable fixed network local loop for a limited number of subscribers. The Ministry of Transport and Communications has communicated to Sonera and other telephone operators that the installation of fixed wireless units using NMT and GSM networks for residential customers will satisfy the requirement for providing telecommunications services set forth in the Communications Market Act. In addition, the Ministry of Transport and Communications noted that telephone operators will not have the right to change the type of technology used in the provision of services without the subscribers’ permission, except when the standard of service and the level of pricing for their services remains the same. However, there is no guarantee that Sonera will not, in the future, be required to offer fast data connections using a fixed network. If this were to take place on terms and conditions that do not provide an adequate return on the possible new investments required in the fixed network of Sonera’s remote service areas, it could have a material adverse effect on Sonera’s results of operations or financial condition. See “RISK FACTORS.”

Telecommunications Data Privacy Act

      On April 22, 1999, the Finnish Parliament adopted the Act on the Protection of Privacy and Data Security in Telecommunications (the “Telecommunications Data Privacy Act”) that implements the European Union directive (97/66/EC) on the processing of personal data and the protection of privacy in the telecommunications sector (the “Telecommunications Data Protection Directive”). The Telecommunications Data Privacy Act entered into force on July 1, 1999. The purpose of the Telecommunications Data Privacy Act is to protect the confidentiality of communications ensuring, among other things, the user’s right to protect his or her telecommunications messages by technical means such as encryption. The Telecommunications Data Privacy Act also provides for strict rules as regards a telecommunications operator’s right to process user data, such as traffic data, the subscription number or the length of a call and governs disclosure of a user and caller’s identity, storing of billing records and itemization of calls. For example, as a general rule, the itemization of calls has been expanded to show all but the last three digits of a call made, instead of the earlier four digits. Under the Telecommunications Data Privacy Act, direct marketing through automatic calling systems is possible only with the consent of the consumer, allowing the prevention of any mass sending of SMS and e-mail messages. As regards directories, the Communications Market Act obligates the telecommunications operators to give, on equal terms, the information published in directories to be published in some other directory, thereby aiming to increase competition in directory business. According to the Communications Market Act, the telecommunications operators are obliged to manage the directories of subscribers and national directory services. A private person is entitled to have his or her personal data contained in directories of subscribers partially or fully omitted from the directory or changed free of charge. Telecommunications operators are required to safeguard the data security of their own networks and to inform the users of any risks. A telecommunications operator violating the Telecommunications Data Privacy Act or the regulations thereunder may be ordered to correct its error or omission, or face fines or a possible suspension of all of its operations.

      On July 12, 2002, a new directive on data protection in the electronic communications sector was adopted (“Directive on Data Protection in the electronic communications sector”). The new directive expands the scope of the Telecommunications Data Protection Directive to cover all electronic communications services. It also strengthens the provisions on traffic data to ensure, among other things, that all communications services providers (including Internet service providers) must obtain the consent of the subscriber or user before using traffic data processed for the transaction of a communication for marketing purposes or for the provision of value added services. Other provisions include a limitation of the use of personal data for direct marketing and provisions on caller identification. The directive will have to be implemented into national law by the end of October 2003.

Access to Telephone Call and Caller Records

      On March 1, 2001, an amendment to the Finnish Police Act (the “Police Act”) became effective. The Police Act expands the rights of the police in connection with the prevention of crime to, among other things, receive information on short notice related to data that is collected from the telecommunication networks. This information includes data relating to calls made or calls received and the identity and location of the callers. To comply with the obligations of the amendments to the Police Act, Sonera installed a new data collection system (KUHA). The implementation of the Police Act has not, however, led to an increase in Sonera’s operating costs because (1) the Ministry of the Interior reimbursed Sonera for the development and installation of KUHA, and (2) Sonera charges the relevant police authorities for all the direct costs relating to the use of KUHA.

      According to the Act on the Protection of Privacy and Data Security in Telecommunications, the Act on Emergency Exchanges, the Act on Rescue Operations and the Act on Sea Rescues, operators are also obliged to give information on the caller making an emergency call (112). An amendment to the above mentioned acts will give the rescue authorities the right to the identification information free of charge. The amendment entered into force on February 1, 2002.

Television and Radio Broadcasting

      Provision and transmission of television and radio programs via wires or radio waves, including satellite transmission, is regulated by the Finnish Act on Television and Radio Operations (744/1998), as amended (the “Television and Radio Act”). According to the Television and Radio Act, broadcasting of radio signal via radio waves requires a license issued by the Finnish Government. These licenses can be obtained only after the Finnish Government has made a public notification of the availability of new licenses. When granting the licenses, the Finnish Government is obligated to consider, among other things, the effect of such licenses on the entire radio and television market, with a view to promoting freedom of speech, versatility of the programs and the needs of various interest groups. The licenses are valid for a maximum of ten years. Other television and radio operations are not subject to a licensing requirement. Prospective operators are merely required to submit a notification to the FICORA prior to commencing operations.

      The FICORA has general jurisdiction to oversee compliance with the Television and Radio Act as well as the rules and regulations thereunder. The consumer ombudsman exercises a parallel right with the FICORA to oversee certain provisions relating to consumer protection. The Finnish Government may revoke a license or order operations carried out under the notification procedure to be stopped if the operator, after having been put on notice of the alleged breach, continues to be in serious breach of the Television and Radio Act. The license for television and radio operations can also be annulled due to the unavailability of appropriate frequencies. The Television and Radio Act also provides for the obligation of telecommunications operators that own or hold a right to operate a telecommunications network primarily for the transmission of television and radio programs to transmit, without charge, programs of certain other program providers as defined in the Television and Radio Act. In addition, the Television and Radio Act contains provisions on quotas for European content and content produced by independent producers as well as other content related issues such as advertising.

      The Television and Radio Act provides for the right of the Ministry of Transport and Communications and the FICORA to receive information from the operators needed to carry out its oversight and regulatory tasks. The licensed operator must also inform the Ministry of Transport and Communications when the voting participation, or the percentage ownership, of any of its shareholders reaches, exceeds or falls below  1/10,  1/5,  1/3,  1/2, or  2/3 of the operator’s total votes or share capital. A shareholder owning more than 20 percent of the shares or votes of a licensed operator must give the Ministry of Transport and Communications and the FICORA a notice regarding any change, to its knowledge, in which the voting participation and the percentage ownership of any shareholder of the licensed operator reaches, exceeds or falls below  1/10,  1/5,  1/3,  1/2, or  2/3 of the operator’s total votes or share capital.

      Pursuant to the Communications Act, which entered into force on July 1, 2002, the regulation of television and radio broadcasting is divided into two separate branches. The Television and Radio Act continues to regulate broadcasting content and the provision of telecommunications network services on digital television and radio networks is covered by the Communications Act. Analog television broadcasting is not covered by the Communications Act and continues to be regulated under the Television and Radio Act. Digital television and radio networks, after a transitional period, are subject to certain access and interconnection rules.

European Union Law

      Finland is a member state of the European Union and, as such, is required to implement European Union legislation in its national law and to comply with European Union legislation when applying its national law. European Union legislation can take a number of forms. Regulations have general application and are binding in their entirety and are directly applicable in all member states. Directives are binding, but national authorities may choose the form and method of implementation. In certain circumstances, the European Court of Justice or a national court may declare that a directive is directly applicable in a member state, even if it has not been formally adopted through national legislation by the deadline set forth in such directive. Decisions are binding on the parties to whom they are addressed. By contrast, recommendations and opinions are not legally binding, and resolutions are policy statements that have political significance but no legal character.

      European Union institutions have enacted numerous directives providing for an open and seamless telecommunications market within and between the member states, following two distinct and complementary processes: (1) liberalization and (2) harmonization. A first series of directives, adopted pursuant to Article 86(3) of the EC Treaty on state monopolies or undertakings with special or exclusive rights, mandated the full liberalization of national telecommunications markets and the abolition of the monopoly rights of state-owned or licensed operators by January 1, 1998. A second series of directives, adopted pursuant to Article 95 of the EC Treaty on harmonization of member states’ regulatory requirements, provides for open and efficient access and use of public telecommunications networks and services across member states’ territories (the “ONP” directives). A 1999 review of the entire regulatory framework led the European Commission to propose a number of new measures, most of which have very recently been adopted. This new communications framework simplifies the previous regulatory framework and adapts it to the latest developments in the information society, by making it technologically neutral and applicable to all communication infrastructures and associated services. See “— New Communications Framework.”

Liberalization Directives

      The services liberalization directive was adopted on June 28, 1990 (the “Services Directive”). The Services Directive provided for the new liberalization of telecommunications services other than voice telephony, mobile telecommunications, telex and satellite communications. The Services Directive has been progressively amended to liberalize satellite telecommunications services other than public switched voice services (October 1994), telecommunications services provided over cable television networks (October 1995) and mobile services (January 1996). Completing the liberalization process, on March 13, 1996, a new directive (1) required the full liberalization, as of July 1, 1996, of the use of alternative infrastructures (such as telecommunications infrastructures of railways) for the provision of all telecommunications services other than voice telephony and, in addition, (2) required complete liberalization of voice telephony and (3) the provision of public telecommunications infrastructure by January 1, 1998.

      On June 23, 1999, the European Commission adopted a directive further modifying the Services Directive. This so-called “Network Separation” directive introduces a requirement that any telecommunications organization which is either controlled by a member state or which has been granted special or exclusive rights over radio frequencies should operate its cable television networks under a separate entity from its public telecommunications network, always provided the operator has a dominant position in a substantial part of the common market. This goes further than the current provisions on accounting separation set forth in the Communications Market Act. According to the Ministry of Transport and Communications, the modified Directive will not concern operators in Finland as no operator in Finland meets all separation criteria set forth in the Directive. On September 16, 2002, the European Commission adopted Directive 2002/77/EC on competition in the markets for electronic communications networks and services, which consolidates, clarifies and repeals the Services Directive, as amended, and the Network Separation Directive. The consolidating Directive only imposes new provisions in respect of satellites. It will enter into force on October 7, 2002 and EU member states must confirm their compliance with it by July 24, 2003.

ONP Directives

      The ONP directives are intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and non-discrimination in access to services provided in accordance with ONP requirements. On June 28, 1990, along with the first of the liberalization directives, the European Union adopted a basic ONP framework directive. It was followed by directives on leased lines in June 1992 and on voice telephony in December 1995. Recommendations for dealing with packet switching data services and ISDN offerings have also been adopted.

      The interconnection directive adopted on June 30, 1997, establishes principles for setting interconnection charges, allocating the cost of universal service obligations and allocating telephone numbers, requires accounting safeguards to avoid unfair cross-subsidization, defines the role of national regulators and establishes a common dispute resolution procedure. On October 6, 1997, the ONP framework and the ONP leased line directives were modified to adapt them to a competitive telecommunications environment. On February 26, 1998, the Council and the European Parliament adopted a directive on the application of ONP to voice telephony and on universal service obligations for telecommunications. This directive updated the ONP voice telephony directive of December 1995 in the context of full liberalization of telecommunications infrastructures and services across the European Union (with the exception of some member states) on January 1, 1998. Finally, on September 24, 1998, the European Council and the European Parliament adopted an amendment to the interconnection directive accelerating the introduction of operator number portability in fixed networks through the European Union and to create a legal basis for the introduction of carrier pre-selection. The European Commission has also issued a recommendation on termination charges in the fixed network.

New Communications Framework

      On July 12, 2000, in line with the results of an in-depth review of the telecommunications regulatory framework in 1999, the European Commission proposed a new regulatory framework for electronic communications networks and services (the “Communications Framework”) consisting of:

•	five harmonization directives, including a framework directive and four specific directives on (1) authorization, (2) access and interconnection, (3) universal service and user rights and (4) data protection in the electronic communications sector;

•	a regulation on the unbundling of the local loop; and

•	a decision on European Union radio spectrum policy.

      The Communications Framework will apply to all forms of communications networks carrying publicly available communications services, whether used for voice, fax, data or images, including fixed and mobile telecommunications networks, cable television networks, networks used for terrestrial broadcasting, satellite networks and networks using Internet protocol. It aims to bring the sector-specific rules for electronic communications more in line with the general competition rules. For example, Directive 2002/21/EC of March 7, 2002 on a common regulatory framework for electronic communications networks and services (the “Framework Directive”), which is due to be implemented into national law by July 2003, bases the notion of significant market power on the concept of dominant position in particular markets, calculated in accordance with the competition law practice. The new form of significant market power will embrace single company dominance, joint dominance and the leverage of a dominant position onto an associated market. National regulatory authorities (NRAs) will be able to notify companies that they have significant market power and to impose ex ante obligations where such firms are considered to have a dominant position under competition law and where either there are problems of incumbency and/or problems of vertical integration, such that the ex post remedies of competition law are not adequate to meet the market problems identified.

      On July 11, 2002, the European Commission published guidelines on market analysis and the assessment of significant market power. These accompany a draft recommendation on relevant product and service markets, published on June 17, 2002. The recommendation, when finalized, together with the guidelines will identify characteristics which may justify the imposition of regulatory obligations and will provide a structure for the NRAs to base their assessments on.

      Sonera cannot predict the final wording of the recommendation, but if it reflects the current draft, this may have a significant material effect on Sonera’s business, in particular due to the current narrow definition of the relevant markets, which is proposed to include call termination on individual mobile networks. The Commission expects to be able to adopt the recommendation before the end of 2002. A first review of the recommendation should take place before December 31, 2004. The working document indicates that the inclusion of the mobile call termination market will be reviewed in March 2003.

      All the proposals of the New Communications Framework have been adopted now, most of them quite recently. The regulation on the unbundling of the local loop came into force on January 2, 2001. The Framework Directive, as well as the specific directives on authorization, access and interconnection and universal service will have to be implemented into national law by July 2003. Directive 2002/58/EC on privacy and electronic communications was adopted on July 12, 2002 and published on July 31, 2002. It will have to be implemented into national law by the end of October 2003. Among other things, the Directive requires the provider of a publicly available electronic communications service to take appropriate measures to safeguard the security of its services. It prohibits the interception and surveillance of communications without the consent of users, unless legally authorized on grounds of, among other things, national security. Communications and traffic data may be recorded in the course of lawful business practices when required as evidence of a commercial transaction. Traffic data must be erased or made anonymous when no longer needed for the transmission itself or for billing purposes, and may be used for marketing and other value added services only with the user’s consent. Subscribers have the right under the Directive to receive non-itemized bills, to restrict calling line identification, to object to the processing of location data and to decide whether their personal data should be included in a public directory. The Directive prohibits the sending of unsolicited communications by fax, automatic calling machines or electronic mail without the prior consent of the subscriber.

Licensing

      A European Union directive on general authorizations and individual licenses in the field of telecommunications services was adopted on April 10, 1997. The directive’s key provisions:

•	prohibit any limit on the number of new entrants, except to the extent required to ensure an efficient use of radio frequencies and, under limited circumstances and for a temporary period, of numbers;

•	give priority to general authorizations as opposed to individual licenses; and

•	define harmonized licensing principles and procedures.

      Under the Communications Framework, Directive 2002/20/EC of March 7, 2002 on the authorization of electronic communications networks and services (the “Authorization Directive”) is due to be implemented into national law by July 2003. It provides that all services and networks should be covered under a general authorization, and specific rights of use should be limited to the assignment of frequencies and numbers only. Certain conditions may be attached to a general authorization, including, for example, financial contributions to the funding of universal service, interoperability of services and interconnection of networks (in conformity with the Access and Interconnection Directive).

Unbundling of the Local Loop

      The local loop is the physical twisted metallic pair circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network. Local loop unbundling means the granting by incumbent operators of full unbundled access to the local loop and shared access to the local loop. It does not entail a change in ownership of the local loop.

      The European Commission views local loop unbundling as a necessary step towards the provision of a full range of communications services, including broadband multimedia and high-speed Internet (the local loop can be adapted for provision of high-speed broadband services by applying digital subscriber line technologies).

      On December 18, 2000, the European Parliament and the Council adopted Regulation 2887/2000 on unbundled access to the local loop (the “ULL Regulation”). Under the directly applicable regulation, the operators designated as having significant market power are under an obligation to publish from December 31, 2000, and keep updated, a reference offer for unbundled access to their local loops and related facilities. They are also required to meet reasonable requests from beneficiaries for unbundled access to their local loops and related facilities, under transparent, fair and non-discriminatory conditions. Where access is refused, the aggrieved party may submit the case to the dispute resolution procedure set up by the ULL Regulation. Except where specifically exempted by the national telecommunications authority, prices charged for unbundled access to the local loop and related facilities of notified operators need to be cost-orientated.

      The Finnish regulatory regime has already provided for “full” and “shared” access. Sonera does not, therefore, expect the ULL Regulation to have a material adverse effect on its business or financial results. To date, the ULL Regulation has had a positive effect on Sonera’s business, allowing it to provide ADSL services outside its traditional operational areas.

Electronic Commerce and Liability of Internet Service Providers

      Directive 2000/31/EC of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market (the “Electronic Commerce Directive”) aims to ensure the free movement of information, including electronic commerce, within the European Union member states, based on a country of origin principle. The Electronic Commerce Directive regulates the legal recognition of electronic contracts, the formation of electronic contracts, the information to be provided by the service provider to the consumer, and solicited and unsolicited commercial communications with consumers.

      The Electronic Commerce Directive also contains rules on liability of intermediary service providers for mere conduit, as well as for caching and hosting activities. These rules limiting the liability of intermediary service providers have relevance for Sonera’s business since subscribers to its Internet services may access content on its portals or on other web-sites via hyperlinks on Sonera’s portals, download this content and transmit it to others over the Internet. They may also upload content onto Sonera’s services, either onto their individual web pages hosted by Sonera, in chat rooms, bulletin boards or news groups. In addition, they may use the email accounts Sonera provides to send and receive content by email. In principle, intermediary service providers cannot be held liable if they only act as a mere conduit, that is, as long as they do not initiate the transmission, select the receiver of the transmission or select or modify the information contained in the transmission. Similarly, an intermediary service provider cannot be held liable for caching as long as it: (1) does not modify the information; (2) complies with the conditions on access to information; (3) complies with the rules regarding the updating of information; (4) does not interfere with the lawful use of technology to obtain data on the use of the information; and (5) acts expeditiously to remove or disable access to the information upon receiving actual knowledge that the information at the initial source has been removed or access to it has been disabled, or having been ordered to do so by a court or an administrative authority. Furthermore, an intermediary service provider cannot be held liable for hosting activities if it does not have actual knowledge of illegal activity or information and was not aware of facts or circumstances from which illegal activity or information is apparent. Where the provider receives such information, it can avoid liability by acting expeditiously to remove or disable access to the information. The Electronic Commerce Directive does not deal with liability for hyperlinks; it indicates, however, that the European Commission should address this issue in the future. European Union member states were required to implement the Electronic Commerce Directive before January 17, 2002. In Finland, the Act of Electronic Commerce entered into force on July 1, 2002. The Act sets clear notice and take down procedures that hosting service providers must follow in order to prevent access to illegal material. It will lead to increased legal certainty in the business environment on Internet service providers in Finland. The general terms and conditions Sonera applies to subscribers of its Internet services and to its portal disclaimers also aim to reduce exposure to potential liabilities.

Copyright

      As far as liability issues are concerned, the Electronic Commerce Directive is closely linked to Directive 2001/29/EC of 22 May 2001 on the harmonization of certain aspects of copyright and related rights in the information society (the “Copyright Directive”). The Copyright Directive is to be implemented by European Union member states by December 22, 2002.

      The Copyright Directive introduces, among other things, an exclusive right to make on-demand transmissions available to the public, and to harmonize reproduction and distribution rights. The Copyright Directive contains a long list of exceptions to the reproduction right. Only one of these exceptions is mandatory. This exception covers transient or incidental copies which are an integral and essential part of a technological process. This exception needs to be read together with the liability stipulations in the Electronic Commerce Directive. The Copyright Directive also deals with technological measures to protect against copyright infringements and aims to provide legal protection against the circumvention of these measures. The directive has not yet been implemented in Finland.

      Sonera believes that the scope of the exceptions for intermediary activities, together with the Finnish Act on electronic commerce including limitations on the liabilities of intermediary service providers, should be sufficient to ensure that it will not be held liable for copyright infringements committed by third parties.

Electronic Signatures

      Closely connected with Sonera’s electronic commerce activities is the use of electronic signatures. The European Union adopted a directive on a community framework for electronic signatures on December 13, 1999 (the “Electronic Signatures Directive”), which establishes a framework in which third parties, also known as “certification service providers,” issue “qualified certificates” to enable the verification of electronic signatures. The Electronic Signatures Directive also sets out criteria for the legal recognition of electronic signatures. The Electronic Signatures Directive was due to be implemented by European Union member states by July 19, 2001.

      In Finland, electronic signatures are already used to a certain extent in the public sector. There is an existing law on using electronic signatures in public administration (an individual can have an ID with an electronic signature “function”). In addition, on October 26, 2001, the Finnish government forwarded a proposal on electronic signatures to the Finnish Parliament in order to implement nationally the Electronic Signatures Directive. The Electronic Signatures Directive does not differentiate between the public and private sector and Finland is expected to have as few exceptions to the public sector as possible. Once the new legislation becomes effective, electronic signatures will be valid in commercial and administrative communications.

Electronic Money

      European Union Directive 2000/46/EC of September 18, 2000 on the taking up, pursuit of and prudential supervision of the business of electronic money institutions (the “Electronic Money Directive”) harmonizes minimum rules for ensuring that institutions issuing electronic money are stable and sound. It aims at facilitating the development of electronic commerce with the European Union. It defines electronic money as monetary value represented by a claim against the issuer which is stored on an electronic device, issued on receipt of funds of an amount not less in value than the monetary value issued and accepted as a means of payment by undertakings other than the issuer. The directive was due to be implemented by European Union member states by April 27, 2002. The Finnish Government issued a proposal for legislation on electronic money to the Finnish Parliament on March 28, 2002. This matter is still currently under discussion in the Finnish Parliament.

Encryption Regulation

      With the development of information and communications technologies that allow vast quantities of data to be transmitted, copied and stored quickly and easily, encryption is fast becoming an integral part of personal and business computing. While uniform international policy on encryption has been elusive, several countries have implemented regulations and policies on the use of encryption and other countries may do so in the future. The European Union has played a key role in liberalizing restrictions on encryption. The European Commission requires European Union member states to report to it any national proposals to impose technical rules for marketing, use, manufacture or import of encryption products. The European Commission has also successfully dismantled a large part of internal European Union controls on commercial encryption products. Encryption products that can be used for both civil and military purposes and are listed in the relevant Council decision can only be exported on the basis of an authorization.

      On June 22, 2000, the European Union adopted Regulation 1334/2000 on export controls of dual-use goods and technology which repealed the previous regulation 3381/94/EC on export controls of dual-use goods (the “Amended Export Controls Regulation”). The Amended Export Controls Regulation simplified export licensing procedures and created a European Union general export authorization. The newly created authorizations are valid for most of the widely traded dual-use items for exports to Australia, Canada, Czech Republic, Japan, Hungary, Norway, New Zealand, Poland, Switzerland and the United States. The Amended Export Controls Regulation reduced and simplified European Union internal trade, notably in nuclear and ballistic devices. It created a common list of items for which the European Union would maintain internal controls, which would replace national lists. European Union internal trade was liberalized completely for information security items (including encryption), except for a few highly specialized products (cryptanalysis items).

      In addition, the United States has recently shown significant activity in legislation and regulation affecting such areas as digital signatures and electronic commerce. The U.S. federal government added a measure of uniformity on the regulation of electronic business when the Electronic Signatures in Global and National Commerce Act (S.761) (“E-Signatures Act”) was signed into law on June 30, 2000. The E-Signatures Act effectively gives electronic signatures and other legal transactions conducted through electronic means the same legal status as written documents. It ensures that consumers who contract on-line have the same kind of protection and records that they currently receive when they sign paper contracts. The E-Signatures Act allows the states to pass their own laws with respect to electronic commerce, either by adopting the Uniform Electronic Transaction Act or other similar laws, but requires that these laws must be consistent with the E-Signatures Act and not technologically biased.

      In January 2000, the U.S. government announced policy changes which eased encryption export controls. The U.S. federal restrictions on encryption transfers were further reduced via regulatory amendments promulgated on October 19, 2000 and June 6, 2002. The objective was to parallel European Union liberalizations in this area to ensure U.S. companies are able to compete internationally. Under the new rules, certain lower level encryption products may be “self-classified” by business and exported without the need for government review, although reporting requirements may apply. Products (i.e., audio devices, video cameras, mobile phones) that incorporate components providing cryptographic functionality limited to short-range wireless technology can mostly be exported freely without review. The amendments also liberalized the export of higher level encryption products. Provided a classification request is submitted prior to export, all encryption items (except encryption used to break codes) may be exported and re-exported without a license to all end-users (both government and non-government) in the European Union, Australia, Czech Republic, Hungary, Japan, New Zealand, Norway, Poland, and Switzerland without a license (i.e., under license exception.) Outside these countries exportation of such encryption products generally will also be permitted under license exception to non-government end users but will require licensing to government end-users. Prior restrictions on “mass market” encryption products and encryption source codes also are softened. The amended rules confirm that all encryption items of any key length also are authorized for export to foreign subsidiaries of U.S. companies without review and classification. In a new development, certain encryption items have been made eligible for de minimis treatment, meaning that they may be incorporated under certain circumstances into non-U.S. origin items and re-exported without the need for a license after prior review and classification. The amendments do not modify prior U.S. restrictions on exportation to embargoed countries or countries on the terrorism list such as Cuba, Iran, Iraq, Sudan, Libya and North Korea.

Distance Selling

      Sonera’s activities in the field of electronic commerce are also subject to Directive 97/7/EC of May 20, 1997 on the protection of consumers in respect of distance contracts (the “Distance Selling Directive”), which sets out rules for contracts concluded at a distance, including contracts for goods and services sold over the Internet. The Distance Selling Directive requires suppliers to provide consumers with specific information, including their name, address, price and delivery costs, before a contract is concluded. Consumers generally have a seven working day right of withdrawal. The Distance Selling Directive prohibits “inertia selling” (the supply of goods or services without prior request) and suppliers are restricted in their use of automatic calling or facsimile machines or unsolicited e-mails to communicate with consumers. Consumers must have effective means of redress.

      Among other conditions, the Distance Selling Directive does not apply to contracts such as those relating to financial services, contracts concluded with telecommunications operators through the use of public pay-phones, and contracts concluded at an auction. European Union member states were required to implement the Distance Selling Directive by June 4, 2000. Finland implemented the Distance Selling Directive by amendments to the Consumer Protection Act and the Act on Unfair Trade Practices. These were adopted on December 15, 2000 and entered into force on March 1, 2001. In Finland consumers have a 14 day right of withdrawal.

Media Regulation

      The European Union regulatory framework with respect to media contains legislation on both infrastructure and content which are relevant to the cable television services provided by Sonera Plaza.

      Infrastructure. To promote the launch of digital television services, the European Union adopted on October 24, 1995, Directive 95/47/EC on the use of standards for the transmission of television signals (the “Transmission Standards Directive”). The Transmission Standards Directive requires, among other things, that: (1) conditional access providers offer broadcasters access on fair, reasonable and non-discriminatory Framework will repeal the Transmission Standards Directive incorporating its contents.

      The European Parliament and Council adopted Directive 98/84/EC of November 20, 1998 on the legal protection of services based on, and consisting of, conditional access (the “Conditional Access Directive”). Conditional access services include pay-television, video-on-demand, music-on-demand, electronic publishing and a wide range of other on-line services. The Conditional Access Directive requires European Union member states to prohibit and provide appropriate sanctions against all commercial activities related to unauthorized access to a protected service, such as the sale of pirate decoders, smart cards or software. It also prohibits member states from invoking “anti-piracy” grounds to restrict the free movement of legitimate services and conditional access devices originating in another member state. The Conditional Access Directive forms part of a package of measures related to electronic commerce. See “— Electronic Commerce and Liability of Internet Services Providers.” European Union member states were required to implement the Conditional Access Directive by May 28, 2000. The Conditional Access Directive was implemented in Finland on October 10, 2001 when the Finnish Parliament adopted the Act on Prohibiting Certain Decryption Systems and amended certain other acts.

      The new Access and Interconnection Directive imposes the conditional access obligations on all operators of conditional access services, irrespective of the means of transmission, who provide access services to digital television services. This amendment to the current regulatory position appears to clarify the application of the conditional access obligations to cable network operators.

      Content. On October 3, 1989, the European Union adopted Directive 89/552/EEC on the coordination of certain provisions concerning the pursuit of television broadcasting activities which was amended on June 30, 1997 by Directive 97/36/EC (the “Revised Television Without Frontiers Directive”). The Revised Television Without Frontiers Directive was designed to establish a harmonized framework for the free movement of television broadcasting services in the European Union. The aim of the Revised Television Without Frontiers Directive is to promote a European market in broadcasting and related activities, such as television advertising and the production of audiovisual programs. It covers promotion of the production and distribution of European works, television advertising and sponsorship, the protection of minors, the right of reply, the law applicable to television broadcasts, and access of the public to major (sports) events. The most controversial provision lays down a European content quota, by which broadcasters must ensure that, wherever practicable, the majority of their content consists of European programming. The European content quota provisions do not apply to television broadcasts that are intended for local audiences and do not form part of a national network. The Commission is currently preparing a review of the Television Without Frontiers Directive. The Commission report on the review of the TWF directive, with possibly a proposal for a new directive, is currently scheduled for December 2002. The public consultation in preparation thereof is underway.

      On April 14, 2002, the Finnish Government passed to the Finnish Parliament a bill on the exercise of freedom of speech in the mass media. The purpose of the bill is to regulate the content of mass media in similar terms irrespective of the used media, aiming at technologically neutral regulation. Consequently, certain kinds of web pages will fall under the liability of an editor in chief. The bill is currently under discussion in the constitutional committee of the Parliament, and the estimated date of entering into force is June-July of 2003.

Competition Law

      In Finland, since the commencement of the liberalization of the telecommunications market in 1987, competition law has gradually been applied to telecommunication services and is currently being applied fully to the services Sonera offers. Finnish competition law, including the Act on Competition Restrictions, prohibits the abuse of a dominant market position, restrictive practices relating to prices and agreements or collusive behavior among market participants restricting competition. The Communications Market Act provides that the Ministry of Transport and Communications and the FICORA may refer any matter, to the extent that it may infringe the competition law, to the Finnish Competition Authority (“FCA”).

      The FCA monitors the application of the competition law and in the event of an infringement, the FCA may propose to the Finnish Market Court (formerly, the Competition Council) that it order the infringing parties to pay a fine or bring to an end the infringement, or both. The maximum fine may be increased where justified on the basis of the seriousness of the infringement and the prevailing circumstances, but the amount cannot exceed ten percent of the preceding year’s turnover of the parties involved, on a consolidated basis. When considering the competition restrictions and their harmful consequences on the telecommunications market, the FCA and the Market Court must also take into account the provisions of the Communications Market Act and potential conflicts therewith. A company that has violated the Finnish Act on Competition Restrictions could be required to compensate for any damages caused to another entity by such violation. The compensation for damages could be required to cover any expenses, any difference between the actual prices and permissible prices, any lost profits and any other direct or indirect damages resulting from the violation.

      The new Market Court began its operations in March 2002, to which the duties of the earlier Market Court and the Competition Council were passed. The new Market Court will handle initiatives made by the Finnish Competition Authority to remove competition restraints and additionally initiatives to prohibit concentrations. It is also the tribunal of first instance when appealing decisions of the Finnish Competition Authority.

      In addition to Finnish competition law, Sonera must adhere to the European Union competition rules, the main principles of which are set forth in Articles 81 and 82 of the EC Treaty, as well as national competition laws in jurisdictions where Sonera operates. Article 81 prohibits agreements or collusive behavior between companies which may affect trade between member states and which have the object or effect of restricting competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in cooperation with the national competition authorities. The European Commission may impose fines in the event of a breach amounting to up to ten percent of a company’s turnover on a consolidated basis in the preceding financial year. In addition, national courts have jurisdiction to apply European Union competition law and award damages in the event of a breach.

      For so long as the majority of Sonera’s shares are owned by the Finnish State or the Finnish State exercises a significant influence over Sonera, the European Commission will have the authority to address individual decisions to the Finnish State to ensure Sonera’s compliance with European Union competition rules. In this regard, the European Commission will be able to initiate proceedings against Sonera directly under Articles 81 and 82 of the EC Treaty, or against the Finnish State under Article 86 of the EC Treaty. As a result, Sonera may have to face two different proceedings, one of which it cannot directly influence and in which it is not a party.

Merger Control

      Since October 1, 1998, mergers and acquisitions by companies exceeding certain turnover thresholds have been subject to the prior notification to and approval by the Finnish competition authorities. The Market Court may, upon a proposal by the FCA, prohibit a transaction which results in the creation or strengthening of a dominant market position of the parties, as a result of which competition would be significantly impeded in the Finnish market or in any significant part thereof. The FCA and the Market Court may also approve the transaction conditionally, for example by ordering the parties to dispose of part of their business. If the transaction in question falls within the scope of the European Union merger control regulation, such European Union regulation overrides the Finnish rules and the transaction must be notified to and approved by the European Commission (although national authorities may ask to review all or part of a transaction that significantly impedes competition within its territory). In addition to the power to prohibit a transaction, the European Commission also has a power to make any clearance decision conditional, among other things, upon changes to the parties’ business practices or a divestiture of assets or businesses. Similar national merger control rules also exist in most other countries in which Sonera operates. These kind of regulations may negatively affect Sonera’s ability to acquire, merge with, or enter into joint ventures with other companies, particularly in countries where it already has a large market share or is deemed to occupy a dominant market position.

State Aid

      Given that the Finnish State is Sonera’s majority shareholder, it cannot be excluded that Sonera’s competitors will allege that transactions between Sonera and the Finnish State involve an element of state aid or that the European Commission, at its own initiative, will commence a formal investigation on any such transactions. The European Union state aid rules are designed to prevent member states of the European Union from granting aid that distorts or threatens to distort competition. The concept of an aid is broader than that of a subsidy. To fall within the scope of the state aid rule, the aid must be granted by a public authority, result in a transfer from state resources or in the state receiving less resources, lead to an economic advantage for the beneficiary; distort competition by favoring certain companies and affect trade between European Union member states. These rules do not apply where a state contributes capital in circumstances that would be acceptable to a private investor operating under normal market economy conditions.

      For example, at least one competitor is known to have complained that the Finnish State’s participation in the Sonera 2001 rights offering constituted illegal state aid. Sonera understands that the Finnish State responded to an inquiry from the Commission, stating that it was acting as a private investor operating under market conditions in taking up the offer. Sonera’s management does not believe that the Finnish State’s participation in the rights offering constitutes state aid under any applicable regulatory regime, including but not limited to the rules applied by the European Commission. However, it cannot be excluded that the European Commission would subsequently take a different view.

      The European Commission has the power to initiate a formal investigation to determine whether state aid is involved on the basis of notifications of intended aid measures or on the basis of information received from interested parties on measures that were not previously notified. The decision to open formal investigations is published in order to give interested parties the opportunity to comment on the measures at hand. The European Commission has the power to order suspension of payments and demand recovery of aid already granted including accrued interest. In addition, national courts have the power to ensure that the procedural rules are followed and can order suspension or recovery including accrued interest in the event of a breach.

World Trade Organization Telecommunications Agreement

      In February 1997, 69 governments, including Finland and other countries in which Sonera is active, made multilateral commitments as part of the WTO Telecommunications Agreement to liberalize the market for basic and certain telecommunications services. The agreement became effective on February 5, 1998.

      As a member of the European Union, Finland’s commitment to the WTO Telecommunications Agreement includes complete liberalization of services (facilities-based and resale) for all market segments (local, long distance and international). The commitment of the European Union also covers satellite networks and services and all mobile and personal communications services and systems. Unlike some other European countries, Finland requested no derogation. In addition, the European Union is committed to the Reference Paper on Regulatory Principles.

Legal and Regulatory Proceedings

      Sonera is involved in a number of legal proceedings in the ordinary course of its business. These proceedings primarily involve claims arising out of commercial law issues and regulatory matters. Sonera is also involved in administrative proceedings relating principally to competition law and consumer protection issues. Except for the proceedings described below, which relate primarily to Sonera’s alleged abuse of dominant market power, neither Sonera Corporation nor any of its subsidiaries is involved in any legal, arbitration or regulatory proceedings, which management believes is likely to have a material adverse effect on Sonera’s results of operations or financial condition. Except as noted below, Sonera has responded to all requests for information issued by the FCA, the FICORA and the European Commission in relation to all matters noted above, and the authorities are currently evaluating such responses, as well as certain submissions by other interested parties. Management is unable to predict with any certainty the timing or the likely outcome of the disposition of the proceedings pending before the FCA, the FICORA and the European Commission or other authorities.

      Since the liberalization of the Finnish telecommunications market in 1994, Sonera and other telecommunications operators in Finland have been subject to increased administrative and legal scrutiny, often in the form of an administrative investigation initiated by Finnish or European Union regulatory bodies and legal claims brought with little or no notice. Management expects that administrative oversight of the Finnish telecommunications industry will gradually shift to European Union institutions as a consequence of the recent liberalization of the markets of most European Union member states. Therefore, the possibility of additional claims by competitors or other proceedings, particularly in reliance on competition law, cannot be ruled out and such claims or proceedings could have a material adverse effect on Sonera’s results of operations and financial condition.

Interconnection Fees

      On November 20, 1998, Telia Finland filed a complaint with the FICORA relating to the termination charges Sonera applied on calls terminating in its mobile network. Among other things, Telia Finland claims that the termination fees Sonera charged are not reasonably related to the actual costs of providing such services and that the fees are thus contrary to the decisions issued by the Ministry of Transport and

Communications. Of its own initiative, the FICORA also investigated access charges and claimed that such charges were not reasonably related to the actual costs of providing such services. Sonera denied the allegations in responses submitted to the FICORA. On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees Sonera charged for calls terminating on its domestic mobile network are not reasonable in relation to the actual costs of providing such services. The FICORA also stated that, in its opinion, Sonera’s interconnection fees (both access and termination) violated the Communications Market Act and the Ministry of Transport and Communications’ decisions on interconnection and ordered Sonera to revise its interconnection fees. Sonera appealed the FICORA’s decision to the Administrative Court of Helsinki on May 25, 2001. On September 27, 2002, the Administrative Court of Helsinki affirmed the decision of the FICORA. Sonera intends to appeal the decision of the Administrative Court of Helsinki to the Supreme Administrative Court of Finland. The decision of the FICORA and the Administrative Court of Helsinki are not binding on Sonera until the Supreme Administrative Court has issued a final decision. Management continues to believe that interconnection pricing should be based on commercial negotiations among operators. Sonera also received a request for information dealing with Sonera’s mobile termination fees and their pricing principles from the FCA on May 20, 2002. Sonera responded to the request on June 28, 2002. On June 21, 2001, Sonera concluded commercial interconnection agreements with Telia Mobile Finland, and on June 28, 2001 with Radiolinja, and on August 28, 2001 with Finnish 2G. Management is not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

      On February 1, 2001 Sonera received a request from the FICORA for information concerning interconnection fees and its compliance with the Communications Market Act with respect to its fixed network activities. Sonera submitted its response on April 30, 2001.

National Roaming Cases

      In September 1998, Telia Finland filed a complaint with the FICORA and the FCA claiming that both Sonera and Radiolinja were in violation of the Communications Market Act and Finnish competition law in refusing to conclude national roaming agreements with Telia Mobile Finland concerning roaming between GSM networks. Sonera has responded to the complaints by denying Telia Mobile Finland’s claims and stating that it views the failure to conclude a national roaming agreement with Telia Mobile Finland as a disagreement concerning the pricing of a commercially based service. Furthermore, Sonera has stated that the Communications Market Act does not apply to national roaming between GSM networks. On March 12, 1999, the FICORA issued a decision on the complaint in Sonera’s favor, which was subsequently upheld in procedural appeals in the Helsinki Administrative Court and the Supreme Administrative Court. On January 12, 2000, the FCA issued a decision maintaining that the pricing of national roaming Sonera applied did not require any action on the part of the FCA. The FCA is of the opinion that a telecommunications operator has several different ways of gaining access to a national telecommunications network, e.g. a service provider agreement. In its decision, the FCA further stated that Sonera does not, either alone or together with Radiolinja, have a dominant market position in the access markets of national mobile networks. Telia Mobile Finland has filed an appeal with the Finnish Competition Council with respect to the FCA’s decision in Sonera’s favor. Radiolinja was, however, not named as a party to the appeal. Sonera filed several responses to the appeal in 2000. The European Commission filed a submission with the Competition Council, and on June 15, 2001, Sonera filed a response to the European Commission’s submission. The European Commission’s submission included its general views on market definitions and the issue of collective dominance. In December 2001, the Competition Council issued a decision in favor of Sonera stating that Sonera, neither alone nor in combination with any other mobile network operator, does not have a dominant market position in the Finnish national mobile network access market. However, the Competition Council remanded the case to the FCA to decide whether Sonera’s pricing of national roaming is in compliance with the act on unfair business practices. Telia Mobile Finland filed an appeal to the Supreme Administrative court concerning the Competition Council’s decision in favor of Sonera in December 2001 to which Sonera filed a response in March 2002. Telia Mobile Finland filed an amended appeal on April 26, 2002, to which Sonera responded on June 14, 2002. If cost-based national roaming between GSM networks were mandated on terms and conditions that do not provide Sonera with an adequate return on the investment in its GSM network, it could have a material adverse effect on Sonera’s results of operations or financial condition. The appeal is still pending and management is not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

      In March 1999, Telia Mobile Finland introduced national roaming for its GSM 1800 service in Sonera’s network through the international roaming arrangement that Sonera had with Swisscom AG. In April 1999, Sonera announced that because of certain technical hazards found in the technical solution, which among others would interfere with the proper functioning of emergency calls and blocking of pay-per-call numbers, Sonera would have to discontinue connecting traffic to the numbers that Swisscom has reserved for Telia Mobile Finland’s Dual service, unless Telia Mobile Finland or Swisscom would indemnify Sonera for possible legal claims. In accordance with this announcement, Sonera started to close off its mobile network of Telia Mobile Finland’s GSM Dual subscriptions on April 16, 1999. On April 16, 1999, Telia Mobile Finland filed a complaint with the European Commission (DG Competition) claiming that Sonera and Radiolinja had abused their dominant positions in the mobile market in Finland by interfering with Telia Mobile Finland’s service provider agreement with Swisscom. However, as a consequence of Telia Mobile Finland’s execution of a service provider agreement with Radiolinja in the latter part of 1999, Radiolinja is no longer a party to the action. On April 28, 1999, the European Commission requested that the Ministry of Transport and Communications should act as an intermediary in a conciliation procedure to resolve the dispute. On June 23, 1999, Telia Mobile Finland discontinued negotiations and resubmitted its complaint to the European Commission. Sonera has responded to the European Commission’s request for information. The European Commission informed Sonera in October 1999 that pursuant to Article 6 of Commission Regulation 2842/98 it had notified Telia Mobile Finland that, in the Commission’s preliminary view, Telia Mobile Finland’s application for interim measures was not justified. Sonera entered into a new international roaming agreement with Swisscom which came into effect on March 16, 2000. Telia Mobile Finland filed a supplementary submission dated October 31, 2000 to the European Commission to which Sonera submitted its observations on December 22, 2000. Telia Mobile Finland’s complaint against Sonera before the European Commission is still pending and it cannot be excluded that the European Commission may open formal proceedings against it. Management is currently not in a position to predict with any certainty the timing or likely outcome of the proceedings. However, in April 2002, Telia Mobile Finland signed an agreement for national roaming with Finnish 2G. This will give Telia Mobile Finland’s customers access to Finnish 2G’s national GSM network in using their mobile services. Nevertheless, in April 2002, Telia Mobile Finland filed an additional submission to the Supreme Administrative Court claiming that Sonera is violating Finnish competition law.

      In July 2001, Telia Mobile Finland notified Sonera by letter that, as a result of Sonera’s alleged violations of the Finnish and European Union competition law, Telia Mobile Finland had suffered substantial damages. Sonera has, in line with the earlier decisions favorable to Sonera rendered by the FICORA, the Helsinki Administrative Court, the Supreme Administrative Court, the FCA and the Competition Council, disputed both Telia Mobile Finland’s right to compensation for damages and the alleged amount of damages and will continue to defend vigorously against any claims by Telia Mobile Finland should Telia Mobile Finland bring any formal action to recover any such alleged damages from Sonera.

Pricing of SMS Services

      In September 1999, MTV 3 — Tele Oy filed a complaint against Sonera with the FCA claiming that the fees Sonera charges for commercial SMS services are excessive. Sonera’s response to the complaint on November 29, 1999 stated that the SMS services it offers are reasonably priced and explained the division of SMS fees and costs as between service providers and the content providers. On May 2, 2000, in a related action, Televerkko Oy filed a complaint with the FCA against Sonera claiming that it is abusing its dominant market position in the market for mobile services in connection with the pricing of its SMS services to content providers. The FCA is investigating the pricing of Sonera’s SMS services as well as the actual costs it incurs to provide SMS services to content providers. The FCA has notified Sonera that the pricing of its SMS services should be cost based, non-discriminatory and transparent. On May 31, 2000, Sonera responded to the FCA’s initial request for information. Beginning on April 10, 2001, Sonera received several supplementary requests for information focusing on the pricing and billing of SMS services, volumes of SMS traffic and market shares. According to a preliminary competition analysis carried out by the FCA, Sonera has a dominant market position in the market of SMS based content services provided in its own network. Sonera has responded to the supplementary requests for information on May 25, 2001, June 8, 2001, July 12, 2002, July 17, 2002, August 6, 2002, August 12 and August 27, 2002. These complaints are still pending. Management is currently not in a position to predict with any certainty the timing or likely outcome of the proceedings. If Sonera is deemed to have abused an alleged dominant market position, it may have a material adverse effect on its operations and financial condition.

Delivery of Subscriber Information

      In January 2000, a complaint was filed with the FCA by Visual Data Oy and on March 14, 2000 by Satakunnan Markkinapörssi Oy. On June 29, 2000, the FCA sent a letter to Sonera and the Finnet companies alleging that, based on complaints received by the FCA, Sonera is abusing its dominant position by refusing to deliver identification data on its mobile subscribers and by discriminatory pricing of data on subscribers of the fixed network in Finland. The FCA also alleges that Sonera and the Finnet companies have potentially violated the terms of the exemption that the FCA has granted to the Directory Assistance Services Finland (Suomen Numeropalvelu Oy), which maintains a joint database of Sonera’s and Finnet companies’ subscribers. Sonera owned 40 percent of Directory Assistance Services Finland through its former fully owned subsidiary, Sonera Info Communications. However, Sonera sold its holding in Sonera Info Communications in March, 2002, and thereby fully divested its interest in Suomen Numeropalvelu. In the letter, the FCA indicated that it may ask the Competition Council to revoke the exemption. A similar proceeding is also pending at the FICORA. Sonera submitted its response to the FICORA on February 27, 2002. The cases are still pending and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Mobile End-user Pricing Cases

      In November 20, 2001, Sonera received a request for information from the FCA regarding Sonera’s mobile end user pricing and some of the pricing components (namely home call) to which Sonera responded on December 5, 2001. On May 13, 2002, Sonera received a request for information from the FCA regarding Sonera’s marketing campaigns, which included offers of calling discounts to new mobile customers. The FCA indicated that it was examining whether these offers were in accordance with the principles of non-discrimination, transparency and cost based pricing. Sonera responded to the request on June 10, 2002.

European Union Sector Inquiries

      On July 27, 1999, the European Commission commenced a sector inquiry across the European Union focusing on three areas of the telecommunications sector: leased lines, mobile roaming and access to and use of the residential local loop. The sector inquiry has been carried out in three phases. Sonera responded to the Commission’s inquiry into leased lines in December 1999 and mobile roaming in March 2000. Sonera received a second set of questions relating to mobile roaming on July 2000 to which it responded in August 2000. In July 2000, Sonera also received a request for information on unbundled access to the local loop and the provision of DSL services to which it responded in September 2000. Sonera also received additional questions in December 2000 to which it responded in December 2000. On June 13, 2002, Sonera received an additional request for information on the access to unbundled local loop and launch of DSL services to which Sonera responded on July 3, 2002. The Commission held a public hearing on the results of the sector enquiry on the local loop on July 8, 2002 in Brussels.

Other Matters

      In August 2000, Tilts Communications A/S, Sonera’s fully owned Danish subsidiary, commenced arbitration proceedings against the Republic of Latvia under the Rules of the International Chamber of Commerce (ICC) in Stockholm. The arbitration proceeding relates to an agreement signed in 1994 between the Republic of Latvia, Tilts and Lattelekom. According to this agreement, the Latvian fixed line operator, Lattelekom SIA, of which Tilts owns 49 percent and the State of Latvia 51 percent, has exclusive rights to provide basic fixed line telecommunications services in Latvia until December 31, 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization that Lattelekom’s exclusive rights will be revoked by January 1, 2003. Tilts claims compensation in the aggregate of €152 million from the Republic of Latvia for losses suffered as a consequence of this breach and other breaches to the agreement. The Republic of Latvia has asserted counterclaims in the aggregate of €1 billion against Tilts alleging, among other things, that Tilts breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom’s network in accordance with its commitments, (2) meet certain quality of service and network performance commitments and (3) procure that Sonera sell its shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. In September 2001, Sonera was joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless Plc. Sonera and Cable & Wireless have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia. The Republic of Latvia has also indicated that it may make direct claims against Sonera alleging breaches of competition law. At the year end 2001, the arbitral proceedings were deferred as the parties attempted to negotiate a settlement. The negotiations did not result in a settlement, however, and the parties resumed the arbitral proceedings. In May 2002, the parties filed their main claims with the arbitral tribunal. A decision in arbitration is not expected until the spring of 2004. See “— Other Operations — International and Other Significant Investments — Fixed Line Operations — Lattelekom.”

      In April 2001, Murray L. Swanson, the former managing director and chief executive officer of Sonera Corporation U.S., Sonera’s wholly owned subsidiary, brought a complaint in the Circuit Court of Cook County, Illinois County Department, Law Division, against Sonera Corporation and Sonera Corporation U.S. alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between Sonera Corporation U.S. and Swanson on October 7, 1998. In the complaint, Swanson claims that Sonera Corporation and Sonera Corporation U.S. have failed to fulfill their obligations under the terms of the employment agreement with respect to allegedly agreed upon executive compensation and that Sonera Corporation and Sonera Corporation U.S. had made false representations in relation thereto. Swanson seeks, among other things, recovery of his alleged damages, which he states are in excess of $75 million, and punitive damages in an unspecified amount. Sonera has denied any basis for liability on its part and intends to defend itself vigorously against Swanson’s complaint. In February 2002, the court granted Sonera’s motion to dismiss, and gave Swanson leave to amend his complaint. Accordingly, Swanson filed an amended complaint alleging that Sonera Corporation U.S. and Swanson had entered into an employment agreement in addition to that of October 7, 1998, the terms of which were allegedly breached. In April 2002, Sonera filed a motion to dismiss the amended complaint. In May 2002, Swanson filed a response to Sonera’s motion to dismiss. The court is expected to rule on Sonera’s motion to dismiss within the next six months.

      In May 2002, Vodafone Group PLC and its subsidiary, Vodafone AG (the successor of Mannesmann Eurokom AG), commenced arbitration proceedings against Sonera and certain other founding shareholders of Xfera under the rules of UNCITRAL. The arbitration proceeding relates to the Xfera Shareholders’ Agreement that Sonera entered into with, among others, the seven founding shareholders of Xfera in January 2000. According to the terms of the Xfera Shareholders’ Agreement, should one of the founding shareholders of Xfera undergo a change of control, the other founding shareholders have a right to exercise a call option giving the right to purchase such founding shareholder’s holding in Xfera. Mannesmann Eurokom AG, one of the founding shareholders of Xfera who was party to the Xfera Shareholders’ Agreement, merged with Mannesmann AG (subsequently renamed Vodafone AG) subsequent to the execution of the shareholders’ agreement. The merger amounted to a change of control of Mannesmann Eurokom triggering the right of the non-transferring founding shareholders to exercise their call option. Pursuant to the terms of the Shareholders’ Agreement, Sonera, together with the other non-transferring founding shareholders of Xfera, began a valuation procedure for Vodafone AG’s holding in Xfera in January 2001 that was completed in March 2002. Upon completion of the valuation procedure, Sonera and the other non-transferring founding shareholders opted not to exercise their call option pursuant to the terms of the Xfera Shareholders’ Agreement. Vodafone subsequently commenced these arbitration proceedings against Sonera and the other non-transferring founding shareholders of Xfera claiming that by initiating the valuation proceeding in January 2001, the non-transferring founding shareholders had exercised their call option. Vodafone is seeking the enforcement of the call option under the Xfera Agreement and the purchase by Sonera and the other non-transferring founding shareholders of their respective pro rata share of Vodafone’s holding in Xfera for the amount as determined by the valuation proceedings. The matter is currently pending and management is not in a position to assess what the final outcome of the proceedings will be.

Property and Equipment

      Sonera’s principal properties consist of telecommunications network infrastructure located throughout Finland, including fixed network switches, mobile switching centers, concentrators, base station control units and base station equipment, transmission equipment, cables, equipment for radio communication and related buildings. Sonera owns a majority of the land on which its concentrators and tower and antennae pole sites are located. Sonera leases rooftop sites, and such leases may be terminated upon six months’ notice. Sonera’s land leases are usually 30-year renewable leases. Sonera transferred its base station operations, which include primarily the real estate and the leases for the base station sites and related constructions and equipment to its subsidiary Unibase Oy in 1999. Sonera owns the real estate on which its corporate executive offices are located and a number of other office buildings. Otherwise, Sonera rents office space and space for its equipment and system sales operations, generally under five to ten-year leases. As of June 30, 2002 the carrying value of land and buildings was €133 million.

      Sonera’s principal executive offices are located at Teollisuuskatu 15, Helsinki, Finland.

Material Contracts

Contractual Arrangements Relating to Sonera’s Investment in Group 3G

      In August 2000, Group 3G, a joint venture in which Sonera holds a 42.8 percent interest, was awarded a 20 year UMTS license as the result of an auction process in Germany for a total purchase price of €8,471 million. Telefónica Móviles S.A., a subsidiary of Telefónica S.A., a major Spanish wireless communications company, holds the remaining 57.2 percent interest in Group 3G.

Articles of Association of Group 3G

      The articles of association of Group 3G create, among other things, rights and duties for the management of Group 3G. The articles of association list corporate actions that management may not undertake without an advisory board resolution. Among others, the restricted actions include the approval of budgets and business plans, strategic alliances, investments, divestments, borrowing, employment agreements, transfers of interest, pledges of assets, or changes in the articles of association, the name of Group 3G or the names of any of Group 3G’s subsidiaries.

      The articles of association stipulate that the following matters require the supermajority approval of the shareholders: Group 3G’s merger; any increase or decrease of the registered capital of Group 3G; or the liquidation of Group 3G.

Group 3G Shareholders’ Agreement

      In November 2001, Sonera entered into a new shareholders’ agreement with Telefónica Intercontinental. The Group 3G shareholders’ agreement provides terms and conditions for, among other things:

•	the principles of corporate governance to be followed by the joint venture;

•	the effects of a change of control in either party;

•	the mechanism for funding Group 3G; and

•	the mechanism for preparing and adopting business plans and budgets.

      The Group 3G shareholders’ agreement defines Group 3G’s business as the holding of shares in licenses for both GSM/GPRS and UMTS networks and the exploitation of those licenses in Germany.

      Transfers of shares of Group 3G by either party are subject to the pre-emptive rights of the non-transferring party. In addition, from November 8, 2001 until August 17, 2002, the parties may not transfer their respective shares to a third party without the written approval of Group 3G’s advisory board, which may not be unreasonably withheld or delayed.

      Under the terms of the agreement, Group 3G is to be managed on a day-to-day basis by one or more managing directors. Group 3G’s advisory board is directed to appoint the managing director appointed by Telefónica Intercontinental by simple majority of all the members, in the case the company has only one managing director, or the chairman of the management board appointed by Telefónica International, in the case the company has more than one managing director.

      The advisory board is comprised of up to five members who are appointed according to a percentage ownership formula described in the agreement. Currently, Telefónica Móviles has the right to appoint three members of the advisory board and Sonera has the right to appoint two members. Advisory board and shareholder decisions are generally taken by a simple majority vote, except that, among other things, capital increases not required under the business plan must be approved by a supermajority of 75 percent. Sonera may elect to participate in a capital increase.

      The Group 3G shareholders’ agreement has specific conditions concerning a change of control in either Telefónica Intercontinental or Sonera 3G Holding or their respective parent companies. Upon a change of control affecting Sonera that results in it being controlled by a competitor in Germany of Telefónica Intercontinental or Group 3G, a call right is triggered under which Telefónica Móviles may purchase Sonera’s interest in Group 3G. Telefónica Móviles’ right to purchase Sonera’s shares in Group 3G pursuant to the shareholders’ agreement will be triggered by the exchange offer. See “RISK FACTORS.” In addition, the agreement provides that in the event Sonera undergoes a change of control that results in a regulatory determination that would require Sonera to dispose of its interest in Group 3G, then Telefónica Intercontinental shall have the right to require Sonera to sell its shares in Group 3G to it and Sonera will have the right to require Telefónica Intercontinental to purchase, or to cause a third party to purchase, all of Sonera’s shares in Group 3G. The purchase price of such shares would be based on the fair market value of the company less any outstanding indebtedness of the company.

      While funding to Group 3G is to be made in proportion to the parties’ respective interests, no party is under an obligation to provide funding to Group 3G. If a shareholder declines to provide funding, the other shareholder may provide substitute funding. Should a party provide substitute funding, the amount of any equity the funding party receives will be based on the fair market value of Group 3G’s equity at the time of the funding.

      Group 3G’s advisory board is required to adopt a business plan, which should cover a three-year period. Should there be no budget adopted for a particular accounting period, the budget for that period will be the budget for the previous period, which may be revised upward within certain limits.

      The agreement also contains certain non-compete covenants, prohibiting either party from being directly or indirectly interested in carrying on any other UMTS business operating in Germany.

      All disputes arising in connection with the Group 3G shareholders’ agreement must be referred to an arbitrator under ICC Rules. The agreement is governed by German law.

Shareholders Support Deed

      Under the Shareholders Support Deed, Sonera is released from the obligation to provide further funding to Group 3G in return for, among other things, (i) a grant of the right for Telefónica Móviles Intercontinental to convert its loans made under the Shareholder Support Deed into equity and (ii) the subordination of other amounts owed by Group 3G to loans Telefónica Móviles makes under the terms of the Shareholders Support Deed.

      The Shareholders Support Deed allows Telefónica Móviles to convert into equity any or all of the amounts outstanding under its loans entered into pursuant to the Shareholders Support Deed. The price per share will be determined at a value of Group 3G calculated by taking Group 3G’s fair market value and subtracting the outstanding indebtedness of Group 3G. In addition, should Sonera seek to exercise its put option under the Group 3G shareholders’ agreement, the value of its put option would also be calculated based on Group 3G’s fair market value minus Group 3G’s outstanding indebtedness.

Contractual Arrangements Relating to Sonera’s Investment in Ipse 2000

      Sonera is one of the founding members of the Ipse 2000 S.p.A. joint venture, which was formed principally to bid on third generation licenses offered by the Government of Italy. In November 2000, Ipse 2000 was awarded one of five national licenses.

The Association Agreement

      Ipse 2000 is governed by an association agreement dated August 22, 2000 among Telefónica Intercontinental S.A., Sonera Corporation Ltd., ACEA Telefónica S.p.A., Mixersei S.p.A., Banca di Roma S.p.A.; E.Planet S.p.A., GoldenEgg Ventures S.A. and Xera (the “Association Agreement”).

      The Association Agreement creates a corporation for the purpose of bidding in the auction of third generation telecommunications licenses in Italy. According to the terms of the Association Agreement, the parties are supposed to undertake their best efforts to enter into a shareholders’ agreement to reflect the corporate governance of the operating company set up to develop the Italian UMTS business. The Association Agreement indicates that the parties shall commit to negotiate in good faith a full-form shareholders’ agreement reflecting detailed terms and conditions for governing the relationship of the shareholders vis à vis each other.

      Under the terms of the Association Agreement, Sonera’s shares will vote with Telefónica Móviles’ shares as a block under the control of Telefónica Intercontinental (“Telefónica/ Sonera”).

      The Association Agreement grants Telefónica Intercontinental a call option for Sonera’s shares in the designated shareholding company and a reciprocal put option so that Sonera can sell its shares to Telefónica Intercontinental should Sonera undergo a change of control and be required to exit Ipse 2000 at the request of the Italian authorities. According to the Association Agreement, Sonera will agree upon the prices, terms, conditions and procedures for the exercise of the put and call option with Telefónica Intercontinental and those prices, terms, conditions and procedures will not be in violation of the third generation telecommunications license in Italy or any ownership conditions of the Tender Regulations.

      The Association Agreement provides that Ipse 2000’s affairs are to be managed by a board of directors composed of a maximum of ten directors. It requires a simple majority of those board members present at the meeting to pass a resolution, provided that a majority of seven members must approve of a number of key decisions, including, among others: approval of a long-term business plan, annual budgets and strategic plans for the company, and any decision in relation to a proposed merger, dissolution or liquidation. In the event that there is a deadlock at either the level of the board of directors or the shareholders’ meeting, the Association Agreement provides for a dispute resolution mechanism which requires referral to the highest representatives of the ultimate parent corporations of each relevant shareholder of Ipse 2000. If no solution is reached in relation to a “material” decision following the completion of this dispute resolution procedure, the party objecting to the position of Telefónica/ Sonera shall “either (i) sell its percentage interest to Telefónica/ Sonera, which shall be obliged to buy, or sell it to a third party or (ii) reconsider the vote that caused the disagreement.” In this event, the price per share shall be determined by an independent expert listed in a schedule to the Association Agreement (which includes seven banks and investment banks) jointly appointed by both Telefónica/ Sonera and the parties causing the deadlock. In the event of a non-material decision, the parties may collectively agree to refer the dispute to arbitration.

      Each of the shareholders of Ipse 2000 is entitled to transfer its equity interest in Ipse 2000, subject to a right of first offer granted to the non-transferring shareholders of Ipse 2000. Under the right of first offer, the transferring party must offer the shares it desires to transfer at a price per share established by an independent expert listed in a schedule to the agreement chosen by the transferring shareholder. In the event that the transferring shareholder does not receive an offer from the other shareholders within ten days, the transferring shareholder shall have the right, for 90 days after the expiration of the ten day acceptance period given to the non-transferring shareholders, to transfer such shares to a third party at a price per share equal to or higher than the price indicated in the sale notice provided to the other shareholders. Under the agreement, a merger by succession is deemed to constitute a transfer triggering the right of first offer provisions. Moreover, in the event that Telefónica/ Sonera decides to sell all or a substantial part of its percentage interest in Ipse 2000, then it shall have the obligation to sell such interest to another telecommunications operator to ensure that Ipse 2000 can continue to comply with the terms and conditions of the license. In addition, the Association Agreement provides that no party to the agreement shall permit any lien to exist on its shares of Ipse 2000, except with the consent of all of the other shareholders or except for purposes of guaranteeing any loans necessary to finance the payment of the license price.

      The Association Agreement automatically terminates upon the execution of the parties thereto of a shareholders’ agreement. In addition, the Association Agreement may be terminated by unanimous consent of the parties thereto.

      The Association Agreement provides that any possible dispute relating to the interpretation, performance and termination of the agreement shall be settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with such rules. The shareholders entered into a side letter agreement amending the Association Agreement in January 2002 under which the parties agreed that operating expenses of Ipse 2000 will be financed through shareholder loans from Telefonica Moviles.

Sonera’s Counter Guarantee

      Under the Italian UMTS auction regulations, bidders were allowed to defer the payment of a portion of the purchase price of the UMTS license over ten years, payable in equal annual installments commencing in 2001. Under the Italian auction regulations, if the bidder elects to pay a portion of the license fee via the installment method, it shall provide a specific bank guarantee in the form provided in the auction regulations. Ipse 2000 made such an election and provided the Italian State with the requisite bank guarantees.

      On behalf of Ipse, a group of banks issued a guarantee (the “Ipse 2000 Bank Guarantee”) in favor of the Italian Ministry of Treasury pursuant to the Italian UMTS auction regulations with respect to the unpaid portion of the UMTS license fee. In connection with the Ipse 2000 Bank Guarantee, Sonera entered into a counter guarantee in December 2000 in favor of the banks providing the Ipse 2000 Bank Guarantee, pursuant to which Sonera, among other things, unconditionally guaranteed, up to its 12.55 percent interest in Ipse 2000, the performance by Ipse 2000 of its obligations arising out of the Ipse 2000 Bank Guarantee. As the initial amount of the Ipse 2000 Bank Guarantee is reduced by installment payments on the Italian UMTS license, the amounts Sonera has guaranteed pursuant to its counter guarantee will be reduced proportionally. Sonera has also issued unconditional guarantees in respect of a portion of the amounts guaranteed on behalf of Ipse 2000 by certain smaller shareholders of Ipse 2000.

      As part of these arrangements, Sonera, together with the banks and Ipse 2000, have entered into a guarantee facility agreement with the banks obligated under the Ipse 2000 Bank Guarantee. Under the guarantee facility agreement, there are several circumstances that can trigger an event of default permitting the banks obligated under the Ipse 2000 Bank Guarantee to, among other things, cancel the commitments they have concerning Ipse 2000 or require Ipse 2000 to provide cash collateral for the Ipse 2000 Bank Guarantee. These circumstances include, among other things, events relating to the insolvency of Ipse 2000, the inability of Ipse to pay its debts, and certain other events which are deemed likely to have a material adverse effect on Ipse 2000, as well as certain events where the parties guaranteeing the obligations of Ipse, including Sonera, undergo a change in circumstances which the guarantor banks reasonably believe might have a material adverse effect on Ipse 2000. Due to certain changes to the guarantee facility agreement, the banks have a right to demand cash collateral for the Ipse 2000 Bank Guarantee on November 30, 2002.

Contractual Arrangements Relating to Sonera’s Investment in Xfera Móviles

      Xfera is governed by a shareholders’ agreement dated January 12, 2000 (the “Xfera Shareholders’ Agreement”), and ACS-Sonera is governed by a shareholders’ agreement dated November 16, 2000 (the “ACS Shareholders’ Agreement”).

The Xfera Shareholders’ Agreement

      The Xfera Shareholders’ Agreement, dated January 12, 2000, was entered into by seven shareholders of Xfera, including Sonera, Xfera and certain guarantors that guarantee the economic and financial solvency of certain shareholders.

      A general shareholders’ meeting of Xfera will be held at least once a year following a call by the board of directors at its own initiative or upon the request of any shareholder holding at least a four percent interest in Xfera. Certain resolutions that address certain “qualified matters,” including matters such as capital increases other than as specified in the business plan, or the merger or dissolution of the company, must be adopted by the affirmative vote of shareholders representing at least 86 percent of the share capital of the company, whereas resolutions that address other “qualified matters,” including matters such as the transfer of a material part of the company’s assets, must be adopted by the affirmative vote of shareholders representing at least 70 percent of the share capital of the company. Resolutions not addressing “qualified matters” are adopted according to majority rules as provided under Spanish law.

      The board of directors shall consist of 15 members, of which Sonera has the right to appoint two members until such time as its holding in Xfera falls below ten percent. Board resolutions on “qualified matters,” which includes the approval and adoption of, or any material amendment to, the business plan or the annual budget, the approval of any capital expenditure which deviates by more than five percent from the annual budget, or any act or transaction involving over €10 million, must be adopted by an affirmative vote of more than ten directors. Board resolutions on matters that are not deemed “qualified matters” may be adopted by the absolute majority of attending directors, provided that the attending directors constitute at least the majority of the total directors. The founding shareholders of Xfera, which include Sonera, ACS and Vivendi, shall nominate a chief executive officer, who must be approved by all of the members of the board of directors. In addition, the shareholders undertake to set up an executive committee composed of at least four members, including the chief executive officer and three directors, one appointed by each of the founding members. The executive committee’s role shall be to closely monitor and support the operation of the business of the company and to direct the management of the company. Resolutions of the executive committee as to “qualified matters,” which includes, among other things, the proposal of the annual budget and the business plan, or the proposal of any material amendment thereto, shall require the affirmative vote by each member of the executive committee appointed by the founding shareholders. If the founding shareholders are unable to agree upon a decision which requires their unanimous consent at the executive committee level, then such founding shareholders shall refer such dispute for resolution to relevant persons within their respective organizations who hold senior executive management responsibility for the affairs of Xfera. Should no agreement be reached among them within 30 days after one member has initiated this dispute resolution mechanism, the relevant matter may be decided by the board of directors by simple majority.

      The parties to this agreement undertake to finance and capitalize the company up to the amounts set forth in the initial business plan. Failure to provide the financing shall be considered a material breach.

      In the event that the board of directors of Xfera decides that the company requires additional financing beyond that described in the initial business plan, and such funds are not available on commercially reasonable terms, the parties may, by the affirmative vote of shareholders representing at least 86 percent of the share capital of the company, approve such additional financing. Each shareholder will then provide to Xfera its pro rata contribution of such additional financing in proportion to its equity interest in the company.

      Any shareholder that desires to transfer its shares in Xfera must, after an initial lock-up period of 30 months immediately following the award of the UMTS license, notify the board of directors in writing which shall, in turn, notify the non-transferring shareholders. The non-transferring shareholders shall have pre-emptive rights with regard to such shares.

      The Xfera Shareholders’ Agreement is to remain in force for the entire life of Xfera unless the parties to the agreement decide otherwise or until the shares of Xfera are floated.

      Upon the occurrence of a material breach of the Xfera Shareholders’ Agreement by a shareholder of Xfera, the other shareholders shall take all necessary action to remove from the board of directors any director appointed by the breaching party. Moreover, the non-breaching shareholders shall be entitled to purchase all of the shares from the breaching shareholder at a price equal to the value of such shares, as determined by auditors so nominated, on the day of the exercise of the option to purchase, minus 20 percent of such amount as damages.

      The parties expressly agree that all disputes arising under the Xfera Shareholders’ Agreement shall be settled according to the arbitration rules of the UNCITRAL.

ACS-Sonera Shareholders’ Agreement

      The ACS-Sonera Shareholders’ Agreement, dated November 16, 2000, defines the relationship between Sonera and ACS, the only two shareholders in ACS-Sonera. In the agreement, Sonera confirmed its agreement to transfer its stake in Xfera to ACS-Sonera in return for a 41.6 percent stake in ACS-Sonera.

      Under the ACS-Sonera Shareholders’ Agreement, ACS-Sonera shall have five directors, two of whom shall be appointed by Sonera. All matters to be voted upon at a board of directors meeting shall be validly adopted by a majority vote consisting of no less than four directors. All matters to be voted upon at the general meetings of shareholders shall be adopted by a majority vote of 60 percent.

      Under the terms of the agreement and the by-laws of the company, each shareholder has a right of first refusal with respect to any ACS-Sonera shares the other shareholder desires to transfer.

      In addition, Sonera has granted ACS a call option for its shares in ACS-Sonera should Sonera undergo a change of control such that Spanish regulation would require it to sell its shares in Xfera or should it be purchased by Vivendi. The exercise price of the shares pursuant to the call is the fair market value, as determined pursuant to an independent expert in accordance with the procedures established in the Xfera Shareholders’ Agreement. The agreement may not be assigned without the approval of the other parties.

Bank Guarantees and Counter Guarantees

      In connection with its application for the UMTS license awarded by the Spanish government, Xfera undertook to fulfill a series of performance commitments, which are backed by 25 separate bank guarantees (together, the “Xfera Bank Guarantees”) issued jointly by 20 banks and dated April 12, 2000, with each guarantee backing individual commitments of Xfera relating to the following:

•	service coverage;

•	network deployment;

•	network quality;

•	employment creation;

•	tariffs for voice services; and

•	investments for various projects, both related to the business plan and related to projects in the public interest.

      Each of the Xfera Bank Guarantees were provided on behalf of Xfera in favor of the Ministry of Development of the Kingdom of Spain. Nordea Bank Finland Plc (“Nordea”) (formerly, Merita Bank Plc) and Den Danske Bank Aktieselskab (“Danske Bank”) each executed the 25 separate Xfera Bank Guarantees at Sonera’s request to provide for its proportionate obligation for each Xfera Bank Guarantee. The obligations of each shareholder of Xfera in respect of the Xfera Bank Guarantees are limited to the amount representing their relative ownership interest in Xfera and there is no joint and several obligation among the shareholders. None of the Xfera Bank Guarantees has a set maturity date.

      Pursuant to a Counter Indemnity for the Xfera Bank Guarantees dated April 11, 2000, that Sonera issued in favor of Nordea, Sonera indemnifies Nordea against all losses, liabilities, damages, costs and expenses which Nordea incurs in connection with Nordea’s Xfera Bank Guarantees, except if and to the extent such losses, liabilities, damages, costs and expenses result solely and directly from the gross negligence or willful misconduct of Nordea.

      Sonera also entered into a Counter Indemnity for the Xfera Bank Guarantees dated April 11, 2000, in favor of Danske Bank. Under that Counter Indemnity, Sonera agreed to reimburse and indemnify Danske Bank for any and all amounts which Danske Bank has paid or considers to be liable to pay under the Bank Guarantees.

Contractual Arrangements Relating to Sonera’s Investment in Fintur

      Currently, Sonera has an approximate 58.55 percent shareholding in Fintur Holdings B.V., a Dutch holding company formed in February 2000 for the purpose of participating in and managing companies providing communication, Internet, multi-media and data transfer services.

Share Purchase Agreement

      In May 2002, Sonera entered into a share purchase agreement with the Çukurova Group regarding the sale of the Çukurova Group’s shares in Fintur to Sonera and Turkcell, and the sale of Fintur’s technology and media businesses to the Çukurova Group for a nominal consideration. Under the terms of the agreement, Sonera agreed to purchase an approximate 23.24 percent additional interest in Fintur from the Çukurova Group for a total consideration of approximately $115 million, thereby raising its total interest in Fintur to 58.55 percent. Further, the share purchase agreement provides for the transfer of certain of Fintur’s Internet, technology and media businesses and their affiliates, including Fintur Technologies B.V., ETH AG, Superonline, Digital Platform Iletisim Hizmetleri A.S., Digital Hizmetler Pazarlama A.S. and Bilgi Iletisim Hizmetleri A.S., to the Çukurova Group for a nominal amount, and releases Fintur from all guarantees relating to these transferred companies. The transaction contemplated by the share purchase agreement was completed in August 2002.

      The share purchase agreement contains certain non-competition clauses, including the prohibition of Sonera from engaging directly or indirectly under certain circumstances, for a period of two years, in any ISP business in Turkey and in any digital television business in Turkey, Kazakhstan, Ukraine, Azerbaijan, Moldova and/or Georgia that competes with the Çukurova Group’s ISP business in Turkey or digital television businesses. Further, the Çukurova Group is prohibited from engaging directly or indirectly under certain circumstances, for a period of two years, in any mobile communications business in Kazakhstan, Ukraine, Azerbaijan, Moldova and/or Georgia, and in any ISP business in Azerbaijan.

Shareholders’ Agreement

      In August 2002, Sonera and Turkcell entered into a shareholders’ agreement pursuant to the Fintur share purchase agreement defining the rights and obligations of Sonera and Turkcell in the governance of Fintur and the ownership of Fintur shares. The Fintur shareholders’ agreement grants Turkcell and the Çukurova Group certain rights of first refusal should Sonera wish to sell all or part of its holding in Fintur to a third party. In addition, Sonera has certain rights of first refusal should Turkcell wish to sell all or part of its holding in Fintur to a third party.

      The Fintur shareholders’ agreement also contains certain provisions relating to the governance and management of Fintur. A shareholders’ meeting of Fintur shall be held annually following a call by the board of directors. Resolutions may be passed by the shareholders’ meeting by an affirmative vote of shares representing at least 51 percent of Fintur’s capital present or represented by proxy at such meeting, although resolutions consisting of an “important decision,” which includes any amendment to Fintur’s articles of association, appointment or dismissal of a member of the board of directors and any decision or transaction related to the public offering of Fintur shares, requires a quorum of 66.67 percent of Fintur’s capital.

      Under the terms of the Fintur shareholders’ agreement, Fintur is governed by a board of directors consisting of three members nominated by Sonera and two members nominated by Turkcell. The chairman of the board shall be a Sonera-appointed director. Resolutions may be passed by the board with an affirmative vote of at least three members of the board of directors, although “important decisions,” which include the approval of the annual budget and business plan and any amendments thereto and the issue of bonds and securities by Fintur, require a quorum of at least four board members.

Material Indebtedness

Euro Medium Term Note (EMTN) Program

      In March 1999, Sonera established a €1.0 billion Euro Medium Term Note (EMTN) Program under which it issued fixed rate notes in the principal amount of €300 million, which mature in 2009 and carry interest at a rate of 4.625 percent. In February 2000, Sonera increased the maximum amount drawable under the EMTN program to €2 billion and, in March 2000, it issued fixed rate notes in the principal amount of €1 billion, which mature in 2005 and carry an interest rate of 5.625 percent. In August 2001, Sonera issued 18-month fixed rate notes under the EMTN program in the principal amount of €200 million. In June 2002, Sonera issued floating rate notes under the EMTN program in the principal amount of €300 million with terms of two years. In May 2001, Sonera increased the maximum amount drawable under the facility to €3 billion, and in September 2001, its board of directors authorized an increase in the maximum amount drawable under the program to €4 billion.

Euro Commercial Paper (ECP) and Domestic Commercial Paper (CP) Programs

      Sonera also has ECP and domestic CP programs with an aggregate limit of €1 billion. Under its ECP program, Sonera has as of June 30, 2002, issued €24 million of commercial paper maturing on April 15, 2003 (interest rate of 4.48 percent). Under its domestic CP program, as of June 30, 2002, Sonera has issued €45 million of commercial paper with maturities between September 13 and December 16, 2002 (average interest rate of 4.19 percent).

Related Party Transactions

      As a general matter, Sonera deals at arms’-length with its associated companies. However, certain services are provided to subsidiaries at cost. Furthermore, subsidiaries have the right to utilize certain trademarks held by Sonera without fees. Sonera has entered into technical assistance agreements with most of its associated companies. Under the agreements, Sonera supplies those companies with technical assistance relating to planning, constructing, operating and maintaining their networks. In addition, Sonera has entered into a significant loan agreement with Group 3G, its associated company in Germany that received a UMTS license in 2000.

      The table below summarizes the transactions between Sonera and its associated companies for the periods indicated:

	Year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Long-term loans receivable	11	7	2,749
Other long-term receivables	—	—	266
Current loans receivable	9	2,737	—
Trade accounts receivable	13	7	27
Prepaid expenses and accrued income	1	102	3
Other long-term liabilities	4	—	—
Advances received	1	—	—
Trade accounts payable	17	6	9
Accrued expenses and prepaid income	1	1	—
Other short-term liabilities	2	—	—
Fees charged from associated companies	28	24	25
Payments made for the services provided by associated companies	72	41	41

Arrangements with Group 3G

      In September 2000, Sonera, together with one of its subsidiaries, entered into a loan agreement with Group 3G. The loan agreement confirms in writing the terms of an oral loan agreement Sonera had made with Group 3G on August 28, 2000 for an aggregate of €2,719 million. In 2001, Sonera’s aggregate loan of €2,719 million to Group 3G was reclassified as long-term loans receivable from current loans receivable since the market turbulence in the telecommunications sector did not make it feasible in 2001 for Group 3G to obtain outside financing to replace our loan to Group 3G as originally planned under Sonera’s Group 3G business plan. According to the loan agreement, the proceeds of the loan were applied to the cost of the license fee for the UMTS license awarded to Group 3G by the Regulatory Authority for Telecommunications and Posts in Germany. In June 2002, Sonera and Telefónica converted these loans receivable into shareholders’ equity in Group 3G, in accordance with their plans announced in 2001.

Arrangements with Xfera Móviles

      Sonera has entered into services agreements with Xfera Móviles to provide a variety of services, including managerial and administrative services, financial, accounting and information management and planning services, personnel services, marketing services, and technical services in connection with its experience in building and managing UMTS networks. One such service contract specifically includes Sonera’s contribution to the design and development of Xfera’s radio network planning for Xfera’s UMTS system. Under the terms of the service agreements, Sonera’s personnel remain employees of Sonera, and Sonera remains responsible for directing their activities.

Arrangements with Turkcell

      Sonera has entered into a technical assistance agreement with Turkcell. The technical assistance agreement between Turkcell and Sonera was renewed on July 20, 2001, covering the year ended December 31, 2001. Under the agreement, Sonera supplies technical assistance relating to the construction, operation and maintenance of Turkcell’s network. Sonera supplies technical assistance relating to planning and construction services, site management, and the organization and supervision of the construction and installation work of Turkcell’s equipment supplier. Sonera also provides technical assistance on the planning, building up, facilitating, training and tutoring of Turkcell’s business and technical departments.

      As of June 30, 2002, Sonera had outstanding guarantees to various lenders with respect to €10 million in debt incurred by Turkcell in connection with the purchase of network equipment. In addition, Turkcell

Holding, Sonera’s 47.1 percent owned associated company which holds the majority of its interest in Turkcell, has pledged 39 percent of its Turkcell shares, or approximately one-fourth of Sonera’s total holding in Turkcell, as security for Turkcell’s loan financing.

Arrangements with Lattelekom

      Tilts Communications, Sonera’s wholly owned subsidiary for which the only significant asset is a 49 percent equity interest in the Latvian telecommunications provider Lattelekom, provides Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which Sonera receives fees. Tilts Communications has also agreed to improve Lattelekom’s network and infrastructure, and Sonera has provided performance guarantees to Lattelekom in respect of Tilts Communications’ foregoing obligations.

Relationship with the Finnish State

      Except for the equity transactions between Sonera and the Ministry of Transport and Communications as a shareholder, transactions with the Finnish State and other companies owned by the Finnish State only include services provided and purchased by Sonera in the ordinary course of its business. These transactions are made on an arm’s length basis and on commercial terms similar to those of Sonera’s other customers and suppliers with the same size and location.

No Significant Loans to Management

      With certain limitations, the Finnish Companies Act permits members of Sonera’s board of directors to borrow money from it, so long as such loan is secured and is within the limits of Sonera’s distributable equity. However, none of Sonera’s directors or executive officers and none of its ten percent shareholders owe any significant amount of debt to Sonera.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF SONERA

      Sonera Corporation’s corporate governance is the responsibility of the board of directors and the president and chief executive officer. The board of directors is responsible for carrying out the duties specified for it under the Finnish Companies Act and Sonera’s articles of association.

      The president and chief executive officer attends to Sonera’s day-to-day administration in accordance with the instructions and regulations issued by the board of directors. In managing Sonera’s corporate business, the president and chief executive officer is assisted by the executive officers. Sonera’s administration is overseen by statutory independent auditors as well as Sonera’s internal audit function.

Board of Directors

      The Sonera board of directors has general responsibility for management in accordance with the Finnish Companies Act and the articles of association of Sonera Corporation. The Sonera board of directors is composed of the chairman, the vice chairman and between three to eight members, who may be no more than 65 years of age. Currently, the Sonera board of directors consists of a chairman, a vice chairman and five members. Members of the Sonera board of directors are elected by the annual general meeting of shareholders for terms of one year. In addition, Sonera and its employee groups agreed on April 5, 2001 that one employee representative and one alternate employee representative will serve in the management of Sonera, either on the Sonera board of directors or on the executive management team. On April 11, 2002, the president and chief executive officer of Sonera resolved that the employee representatives will serve on the extended corporate management group. Prior to the resolution of the president and chief executive, the employee representatives served on the Sonera board of directors of Sonera. Maire Laitinen, Sonera’s general counsel, acts as secretary of the Sonera board of directors.

      The present members of the Sonera board of directors, their respective years of birth, their respective years of nomination, number of Sonera’s shares owned by them as of June 28, 2002, and their positions are as follows:

				Shares
		Director	Shares	Pursuant
Name	Year Born	Since	Owned	to Warrants	Position

Tapio Hintikka	1942	2001	—	—	Chairman
Jussi Länsiö	1952	2000	—	—	Vice Chairman
Jorma Laakkonen	1943	2001	750	—	Member
Eva Liljeblom	1958	2001	660	—	Member
Roger Talermo	1955	2001	—	—	Member
Esa Tihilä	1964	2001	—	—	Member
Tom von Weymarn	1944	2001	2,850	—	Member

      Tapio Hintikka has been the chairman of the Sonera board of directors since March 2001. Mr. Hintikka is the president and chief executive officer of Hackman Oyj Abp. He holds a Master of Science degree in Engineering.

      Jussi Länsiö has been on the Sonera board of directors since March 2000, and the vice chairman of the Sonera board of directors since March 2001. Mr. Länsiö is the president and chief executive officer of Oyj Hartwall Abp. He holds a Master of Science degree in Economics.

      Jorma Laakkonen has been on the Sonera board of directors since March 2001. Until the end of 2000, Mr. Laakkonen was the executive vice president and head of large corporate business for MeritaNordbanken Plc. He holds a Master of Laws degree.

      Eva Liljeblom has been on the Sonera board of directors since March 2001. Ms. Liljeblom is a professor of finance and the head of the department of finance and statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland. She holds a Doctorate from the Swedish School of Economics and Business Administration in Helsinki, Finland.

      Roger Talermo has been on the Sonera board of directors since March 2001. Mr. Talermo is the president and chief executive officer of the Amer Group Plc. He holds a Master of Science degree in Economics.

      Esa Tihilä has been on the Sonera board of directors since March 2001. He is the chief executive officer and president of Meridea Financial Software Oy. Previously, he worked as the Group Executive Director of ICL EMEA. He holds a degree in economics.

      Tom von Weymarn has been on the Sonera board of directors since March, 2001. Mr. von Weymarn is the president and chief executive officer of Oy Rettig Ab. He holds a Master of Science degree in Chemical Engineering.

      Audit Committee. On May 18, 2000, the Sonera board of directors established an audit committee that currently consists of Tapio Hintikka, Jorma Laakkonen and Eva Liljeblom. The audit committee reviews Sonera’s system of internal control, management and reporting of financial risks and manages both the internal and external audit process. The audit committee reports to the Sonera board of directors.

      Nomination Committee. On November 9, 2001, the shareholders at an extraordinary general meeting approved an amendment to the articles of association that permits the Sonera board of directors to select between three to five members of the Sonera board of directors to serve on a nomination committee. The committee currently consists of Jussi Länsiö, Roger Talermo and Tom von Weymarn. The nomination committee makes proposals to the general meeting of shareholders regarding the election of members of the Sonera board of directors. In making its proposals, the nomination committee is required to take into account the views of Sonera’s major shareholders.

      Compensation Committee. On February 26, 2002, the Sonera board of directors established a compensation committee that currently consists of Tapio Hintikka, Esa Tihilä and Tom von Weymarn. The compensation committee makes proposals to the Sonera board of directors concerning the compensation of Sonera’s executive officers and certain key employees, and the execution of Sonera’s stock option programs.

Executive Management Team

      Sonera’s executive management team consists of the president and chief executive officer and the executive officers of Sonera Corporation. Sonera’s executive management team assists Sonera’s president and chief executive officer in the management and coordination of the implementation of Sonera’s strategic and operational goals and deals with all matters that are to be brought up before or decided by Sonera’s board of directors. The present members of the executive management team, their respective years of birth, years in which they first joined Sonera Corporation (or any of Sonera’s predecessor companies), number of Sonera’s shares and shares issuable pursuant to stock options owned by them as of September 30, 2002 and their positions are as follows:

		Year		Shares
	Year	First	Shares	Pursuant to
Name	Born	Joined	Owned	Warrants	Position

Harri Koponen	1962	2001	7,972	870,000	President and Chief Executive Officer
Aimo Eloholma	1949	1974	18,552	575,000	Chief Operating Officer, Deputy Chief Executive Officer and Head of Sales and Marketing Layer
Kim Ignatius	1956	2000	2,000	505,000	Executive Vice President and Chief Financial Officer
Jari Jaakkola	1961	1997	7,878	520,001	Executive Vice President of Corporate Communications and IR
Jaakko Nevanlinna	1956	1991	942	355,001	Executive Vice President, Chairman of Sonera Carrier Networks and Head of Production and Networks Layer
Niklas Sonkin	1967	1988	1,500	370,001	Executive Vice President and Chief Strategy Officer
Anni Vepsäläinen	1963	1987	—	465,001	Head of HR and Competencies and acting Head of Products and Services Layer

      Harri Koponen was appointed by the Sonera board of directors to be Sonera’s president and chief executive officer as of October 1, 2001. Prior to joining Sonera, he was the executive vice president and general manager of Ericsson’s consumer products division since 1998 and had been responsible for Ericsson’s sales and marketing in North America. He has worked for Ericsson in various positions since 1994 and was responsible for customer relations with Sonera (then Telecom Finland) and for the sales of Ericsson’s Network Products unit at Oy LM Ericsson, among other duties. He holds an executive Master of Business Administration degree.

      Aimo Eloholma is Sonera’s chief operating officer, deputy chief executive officer and head of the Sales and Marketing Layer. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation within Sonera including data communications, business development and sales and marketing. He holds a Master of Science degree in Engineering.

      Kim Ignatius is an executive vice president and Sonera’s chief financial officer since April 1, 2000. Prior to joining Sonera, Mr. Ignatius was the chief financial officer and a member of the executive board of Tamro Corporation, a Nordic pharmaceutical distributor and healthcare group. He holds a Bachelor of Science degree in Economics.

      Jari Jaakkola is the executive vice president of corporate communications and investor relations. Prior to joining Sonera in 1997, Mr. Jaakkola was the vice president of corporate communications and investor relations at M-real Corporation (formerly, Metsä-Serla Corporation). He holds a Bachelor of Arts degree in Journalism.

      Jaakko Nevanlinna is an executive vice president, chairman of Sonera Carrier Networks, and head of the Production and Networks Layer. Previously, Mr. Nevanlinna was managing director of Sonera Telecom and president of Sonera Systems Ltd. Mr. Nevanlinna joined Sonera in 1991. He holds a Master of Science degree in Economics.

      Niklas Sonkin is an executive vice president and has been the chief strategy officer for Sonera since April 25, 2001, and before assuming that position was the senior vice president of Corporate Strategy since September 1, 2000. Mr. Sonkin joined Sonera in 1988. He holds a Master of Science degree in Engineering.

      Anni Vepsäläinen is the head of Human Resources and Competencies and acting head of the Products and Services Layer. Previously, Ms. Vepsäläinen was the senior vice president of Mobile Operations and, before assuming that position, represented Sonera as the vice president of Product Development and Business

Process Improvement at Aerial Communications. Ms. Vepsäläinen joined Sonera in 1987. She holds a Master of Science degree in Industrial Economics and Management.

      Each of the members of the Sonera board of directors, the president and chief executive officer and each other member of Sonera’s executive management team is a Finnish citizen. The business address of each member of the board of directors, the president and chief executive officer of Sonera Corporation and each other member of Sonera’s executive management team is c/o Sonera Corporation, Teollisuuskatu 15, FIN-00510 Helsinki, telephone +358 20401.

Extended Corporate Management Group

      On April 11, 2002, the president and chief executive officer of Sonera resolved to establish the extended management group, which consists of the members of the executive management team and employee representatives as well as other executives separately nominated by the president and chief executive officer of Sonera from time to time. The extended management group convenes monthly to review matters that are to be brought up before or decided by the board of directors of Sonera as well as certain other matters dealt with by the executive management team of Sonera as determined by the president and chief executive officer of Sonera. Currently, the employee representatives in the extended management group are Kari Vilkman and Taru Solakivi.

      Kari Vilkman was elected as an employee representative to Sonera’s extended management group by Sonera’s employee groups on March 8, 2002. Previously, Mr. Vilkman was an employee representative on Sonera’s board of directors between 1998-2001 and an alternate employee representative on the Sonera board of directors between 2001-2002. Prior to the demerger of PT Finland, he was an employee representative on the board of directors of Telecom Finland. Mr. Vilkman holds a Technician’s degree in Telecommunications.

      Taru Maria Solakivi was elected as an employee representative to Sonera’s extended management group by Sonera’s employee groups on May 8, 2002. Previously, Ms. Solakivi was the Corporate Chief Shop Steward, and has been an employee of Sonera since 1973. Ms. Solakivi started as a Systems Specialist and has been a shop steward since 1986. She has been the Corporate Chief Shop Steward, representing office workers, since 2000. Ms. Solakivi holds a degree of Certification in Business Studies.

Management Employment Agreements

      Members of Sonera’s executive management team and other executive officers have entered into employment agreements with Sonera, which, among other things, contain standard employment terms, including compensation and termination provisions. Pursuant to such agreements, executive officers receive a base salary and are eligible for a performance related bonus on an annual basis. In addition, all executive officers receive certain fringe benefits. Pursuant to these employment agreements, employment can typically be terminated upon six months’ notice after which each executive remains subject to a confidentiality requirement and non-competition clauses. Retirement age for the members of the management team is between 60 and 65 and, for the chief executive officer, the age of 60.

Compensation of Directors and Officers

      The aggregate compensation of members of the Sonera board of directors, the president and chief executive officer, and the executive vice presidents for the year ended December 31, 2001, was approximately €2.9 million. Until the end of March 2001, members of the supervisory board of Sonera were also paid a monthly fee and a fee for attending meetings of the supervisory board. Sonera’s supervisory board was abolished on March 21, 2001. Part of the aggregate compensation to the president and the executive vice presidents was paid in the form of annual bonuses which were paid pursuant to Sonera’s executive incentive program. The executive incentive program is based on Sonera’s performance and provides executive officers and certain key employees with annual incentive payments based upon Sonera’s financial results for the most recent financial year in comparison to past performance and budgeted performance targets. Members of the board of directors are paid a monthly fee. At the annual meeting of shareholders held on April 3, 2002, Sonera’s shareholders resolved to pay the chairman of the Sonera board of directors a monthly fee of €6,250.

It was also resolved that the monthly fee of the vice chairman would be €4,000, and that the monthly fees of the other members of the board of directors would be €3,500. The chairman, vice chairman and the other members of the board of directors receive no other remuneration from the meetings of the board of directors.

Board Practices

      Members of Sonera’s board of directors are elected for a term of one year that begins at the end of the general meeting of shareholders at which they are elected and terminates at the end of the next following annual general meeting of shareholders. Members of the Sonera board of directors may be elected or removed only by a resolution of shareholders in general meeting, and there are no benefits provided upon termination of employment.

Employee Option Rights

      Sonera has currently two bond loans with warrants in place. Pursuant to the terms and conditions of these bond loans with warrants issued in April 1999 and March 2000, the warrant holders must be treated in an equal manner with Sonera’s shareholders in the event of an increase in Sonera’s share capital.

      The annual general meeting of shareholders held on April 23, 1999 approved an incentive program for Sonera’s entire personnel in the form of a bond loan with warrants. The subscription period for the bond loan with warrants ended on May 21, 1999, and 5,326 employees, constituting approximately 60 percent of Sonera’s personnel, subscribed to the loan. Sonera’s wholly owned subsidiary Telibra Oy subscribed for the remaining part of the issued loan, which it has been able to offer to current and new employees. The loan portion carried no interest and matured on June 1, 2001. The employee incentive program is intended to ensure the commitment of Sonera’s employees and to enable Sonera to continue to attract highly qualified personnel and to support the development of Sonera’s business, with a continued focus on shareholder value.

      There are two classes of warrants attached to the bond loan. Class A warrants are exercisable during the period from June 1, 2001 through June 30, 2005 at a price of €12.21 minus dividends distributed after May 1999 but prior to the subscription of shares, and Class B warrants are exercisable during the period from June 1, 2003 through June 30, 2005 at a price of €22.52 minus dividends distributed after October 1999 but prior to the subscription of shares. The warrants entitle the holders to subscribe to a maximum of 15,000,000 shares in the aggregate, which represent approximately 1.3 percent of Sonera’s total share capital. The warrants may not be exercised, however, unless certain objective financial criteria are met. As of May 31, 2002, Sonera’s employees held 13,492,132 warrants under the 1999 equity incentive plan. In addition, the employees have sold a total of 348,650 warrants to third parties through the Helsinki Exchanges.

      Trading of the Class A warrants began on the Main List of the Helsinki Exchanges on June 1, 2001.

      The annual general meeting of shareholders held on March 22, 2000, approved a similar incentive program for 2000 for Sonera’s entire personnel in the form of a bond loan with warrants. The subscription period for the bond loan with warrants closed on June 30, 2000, and 6,729 employees, constituting approximately 69 percent of Sonera’s personnel, subscribed to the loan. Telibra Oy subscribed for the remaining part of the issued loan, which may be offered to current and new employees in the future. The loan portion carries no interest and matured on June 1, 2002. The warrants attached to the loan entitle the holders to subscribe for a maximum of 20,000,000 shares in the aggregate, which represent approximately 1.8 percent of Sonera’s total share capital and voting rights.

      There are three classes of warrants attached to the bond loan. The share subscription period associated with Class A, Class B and Class C warrants will begin on November 2, 2002, May 2, 2003 and May 2, 2004, respectively. The share subscription period will end on May 31, 2008 for all three classes of warrants subscribed for in connection with the original issue. The share subscription period will end on May 31, 2010 for all three classes of warrants transferred between July 1, 2001 and December 31, 2001, and for warrants transferred between January 1, 2002 and June 6, 2002. The exercise price in connection with the original issue of the warrants to participating employees and for warrants transferred by Telibra Oy to Sonera personnel on or before December 31, 2000 is €58.90 per share, the average price of a Sonera Corporation share during the period beginning February 1, 2000 and ending April 28, 2000. For warrants transferred by Telibra Oy after December 31, 2000, the share subscription price will be the average price of a Sonera Corporation share during the months of November and December preceding the transfer if the transfer occurs between January 1 and June 30 and the average price of a Sonera Corporation share during the months of May and June preceding the transfer if the transfer occurs between July 1 and December 31. The share subscription price for warrants transferred between January 1, 2001 and June 30, 2001 is €18.34, the share subscription price for warrants transferred between July 1, 2001 and December 31, 2001 is €8.32 and the share subscription price for warrants transferred between January 1, 2002 and June 30, 2002 is €5.70. The share subscription period will end on May 31, 2010, at the latest. The warrants may not be exercised, however, unless the index criterion is met. On April 23, 2002, the Sonera board of directors stated that the share subscription period associated with Class A warrants will not begin on November 2, 2002 as the index criterion was not met. As of May 31, 2002, together with management, Sonera’s employees held 18,606,008 warrants under the 2000 incentive plan.

      In November 2000, Sonera’s subsidiaries Sonera Zed Ltd., Sonera SmartTrust Ltd. and Sonera Plaza Ltd. decided, with the approval of the Sonera board of directors, to establish their own stock option plans. Each of these subsidiaries adopted two separate stock option plans: one plan for the management and key employees and another plan for the rest of the employees. In June 2001, as a reflection of the change in Sonera’s Service Businesses strategy and Sonera’s plan to retain full ownership of Sonera Plaza, Sonera decided to terminate Sonera Plaza’s separate stock option plans. Sonera Plaza’s stock option plans were terminated on October 19, 2001. Sonera Plaza’s employees have, instead, been given the opportunity to participate in Sonera’s 1999 and 2000 incentive plans. There are three classes of stock options under the Sonera Zed and Sonera SmartTrust Ltd. plans. Under the terms of each stock option plan, the stock option plan cannot dilute Sonera’s holding in the subsidiary by more than 15 percent. To date, stock options have been allocated only under the stock option plans for the management and key employees. No stock options have been allocated under any of the stock option plans for the other employees.

      Concerning the first plan for management and key employees, stock options may be exercised in three stages: after one, two or three years following the commencement of public trading in the subsidiary’s shares. The exercise periods commence, however, at the latest, in December 2003 for A stock options, December 2004 for B stock options and December 2005 for C stock options. If the initial public offering does not take place by December 31, 2002, the stock options A1, B1 and C1 will be redeemed by the subsidiary. However, the stock options will not be redeemed if an independent external party determines that the general market conditions or the status at the subsidiary did not provide for an initial public offering by that date. As regards stock options under the plan for the remaining employees, the share subscription period will commence at each subsidiary one, two or three years after the commencement of public trading in the subsidiary’s shares and will end for Sonera Zed’s stock options by December 31, 2010, at the latest, and for Sonera SmartTrust Ltd.’s stock options by January 31, 2011 at the latest. The exercise period begins, however, at the latest in December 2003 for A stock options, in December 2004 for B stock options, and in December 2005 for C stock options. Of the stock options offered for the management and the key employees, approximately 50 percent may be subscribed for at a predetermined price. The determination of the exercise price is based on an estimate by an independent external party of the subsidiaries’ fair values at the time of introducing the stock option scheme. The remaining 50 percent of the management’s and key employees’ stock options, and the entire plan for stock options intended for the remainder of the personnel, will entitle their holders to subscribe for the subsidiary’s shares at a price equal to the sale price to retail investors in each subsidiary’s planned initial public offering and/or sale of shares or, in case the initial public offering and/or sale of shares does not contain any offering to retail investors, the share price for institutional investors.

      In June 2001, in response to adverse market conditions facing the telecommunications and related industries, Sonera decided to establish a new 2001 employee stock option plan for Sonera SmartTrust Ltd. Based on the sharp downward revision in Sonera’s estimate of the market value of Sonera SmartTrust Ltd. (i.e., in July 2001, Sonera estimated that the market value of Sonera SmartTrust Ltd. was approximately €250 million, an approximate 80 percent decrease from its estimated market value at the time the Sonera SmartTrust Ltd. stock option plans covering the whole personnel of Sonera SmartTrust Ltd. were established in November 2000), Sonera set the share subscription price for the 2001 stock options at €0.933 (or the nominal book value of the shares, whichever is higher), significantly below the share subscription price of €6.27 set under the Sonera SmartTrust Ltd. 2000 stock option plans. Under the terms of the new plan, the combined Sonera SmartTrust Ltd. 2000 and 2001 stock option plans cannot dilute Sonera’s holding in Sonera SmartTrust Ltd. by more than 15 percent. No options have been issued under the Sonera SmartTrust Ltd. 2001 option plan. Currently, Sonera is in the process of redeeming all the options issued under the Sonera SmartTrust Ltd. 2000 option plan and canceling the Sonera SmartTrust Ltd. 2000 and 2001 option plans. In connection with the sale of the majority interest in SmartTrust AB by Sonera, SmartTrust AB will, subject to regulatory approval of the transaction, adopt a new SmartTrust AB incentive stock option plan to replace the existing Sonera SmartTrust Ltd. stock option plans.

      In connection with the acquisition by Yahoo! of a 15 percent interest in Sonera Zed in August 2002, a new 2002 management stock option plan for Sonera Zed group was established. Under the new Sonera Zed option plan, 25 percent of the new stock options will become exercisable on August 2, 2003, and the remaining 75 percent will become exercisable proportionately, on a monthly basis, over the three-year period following August 2, 2003. Under the terms of the new program, the stock options, if fully exercised, would represent 6.11 percent of the currently outstanding share capital of Sonera Zed. However, if Yahoo! acquires a majority of Sonera Zed, the new Sonera Zed stock options will be converted into options to subscribe for shares in Yahoo! Inc. whereas, in the event Yahoo! will not acquire such majority within the agreed period, the new Sonera Zed stock options will expire. In connection with the subscription of the new Sonera Zed stock option, grantees of the options were required to transfer back to Sonera Zed all the old Sonera Zed stock options subscribed, and any rights to old Sonera Zed stock options held, by them. Under the terms of the old Sonera Zed options plans, the remaining old Sonera Zed stock options outstanding will lapse at the end of 2002.

      As of the date of this prospectus, members of the Sonera board of directors and management group hold approximately 0.004 percent of Sonera’s shares.

Employees

      Between 1991 and 1994, Sonera carried out a major reorganization of its workforce, which resulted in a 32 percent reduction in the average number of employees, from 10,174 in 1991 to 6,930 in 1994. The reorganization was driven by a number of factors, including the opening of the Finnish telecommunications market to competition, the digitalization of the network, which lessened the need for construction and maintenance staff to service the network, and a severe economic recession in Finland from 1991 to 1993. Since 1994, the average number of persons that Sonera employs has risen gradually, reaching 10,482 for the year ended December 31, 2001.

      As of June 30, 2002, Sonera had 7,472 employees, a decrease of 34 percent from 11,271 employees at January 1, 2001. The decrease in employment is due primarily to Sonera’s new strategy to increase Sonera’s financial strength. To do so, Sonera has reduced its operating expenditures through increased cost control measures and targeted staff reductions. Following negotiations with employee representatives that concluded in October 2001 and covered most of Sonera’s operations, Sonera gave termination notices to approximately 500 of its employees. Sonera reduced its workforce by an additional 500 employees during the first quarter of 2002 through the non-renewal of fixed-term contracts, early retirement and normal attrition. In addition, on October 29, 2001, Sonera SmartTrust Ltd., SmartTrust AB and Sonera Zed began negotiations with employees with the aim of reducing personnel by approximately 150 and 130, respectively. In March 2002, Sonera sold its Sonera Info Communications operations, which had approximately 800 employees on December 31, 2001, contributing to the decrease in the total number of Sonera employees. In May 2002, Sonera also completed the sale of its former wholly owned subsidiary Primatel Ltd., which has further reduced the number of Sonera’s employees by approximately 1,700.

      The average number of employees by segment during the periods indicated was as follows:

				Six months
	Year ended December 31,			ended
				June 30,
	1999	2000	2001	2002

Average Number of Personnel by Segment(1)
Mobile Communications Finland	1,280	1,626	1,792	1,625
Service Businesses	1,346	2,810	2,728	2,029
Sonera Telecom and Other Operations	6,644	5,869	5,962	4,209

Total	9,270	10,305	10,482	8,725

(1)	The average number of employees for a given period is calculated by averaging the number of employees at the end of each month of such period. When calculating the average number of employees during a given period, the number of part-time employees is converted into an equivalent number of full-time employees.

      As of June 30, 2002, approximately 54 percent of Sonera’s employees were members of unions, with Sonera’s field engineers (totalling approximately 110 employees) belonging mainly to the Finnish Metal Workers’ Union and the majority of Sonera’s other unionized workers belonging mainly to the Finnish Telecommunications Union. Sonera’s unionized employees are covered by one collective bargaining agreement which is valid until January 31, 2003.

      Each of Sonera’s active and retired employees is entitled to statutory pension benefits. The statutory pension scheme in Finland for employees in the private sector is provided pursuant to the Finnish Employees’ Pension Act (395/1961), as amended (TEL), a defined benefit pension arrangement with retirement, disability, unemployment and death benefits. In addition, Sonera has complemented the pension coverage of its employees through a voluntary supplemental pension.

      Sonera’s statutory pension obligations as well as certain supplemental pension obligations for Sonera’s employees and the employees of Sonera’s principal subsidiaries in Finland are funded through the Sonera Pension Fund. The predecessor of Sonera Pension Fund, the PT Pension Fund was originally established to fund the pension obligations of PT Finland, funding Sonera’s pension obligations as well as those of the Finland Post Group Ltd. Sonera makes monthly contributions to the Sonera Pension Fund, which in 2001 amounted to 16.7 percent of the total wages and salaries paid to Sonera’s employees prior to social costs. Pension obligations accrued with respect to Sonera’s employees before the separation of Sonera’s current operations from the Finnish State budget in 1994 are covered by the Finnish State. Sonera is responsible for ensuring that its pension obligations are fully funded at all times. Currently, Sonera’s additional benefit obligations are fully funded. The Sonera Pension Fund is now closed to new beneficiaries with respect to additional benefits. Sonera’s statutory benefit obligations are also fully funded except for certain amounts to be paid in the future under the Act for the Temporary Reduction in Insurance Premiums (1536/1993). The statutory benefits of certain of Sonera’s minor Finnish subsidiaries are funded through pension insurance. In addition, Sonera’s pension obligations for subsidiaries located outside of Finland are covered according to local regulation and practice, generally through the payments to pension insurance companies. Contributions to Sonera’s various pension schemes are based on periodic actuarial calculations and are charged to income when incurred. See Notes 1 and 24(b) to Sonera’s consolidated financial statements.

      On March 26, 2001, the Sonera board of directors resolved to agree on the demerger of the PT Pension Fund to create two legal entities, the Sonera Pension Fund and the Finnish Post Pension Fund. The first operative year of the Sonera Pension Fund is 2002. The assets of PT Pension Fund were separated with both Sonera and Finland Post receiving a proportionate share of plan assets in relation to their respective shares of the total liabilities of the PT Pension Fund. Sonera estimates that the separation has not and will not significantly change Sonera’s pension obligations and the funding status of those obligations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF SONERA

      The following discussion should be read in conjunction with Sonera’s consolidated financial statements and Sonera’s unaudited condensed consolidated interim financial statements and the financial statements of certain associated companies, each of which are included elsewhere in this prospectus. Sonera’s consolidated financial statements and its unaudited condensed interim financial statements have been prepared in accordance with Finnish GAAP. For a detailed discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to Sonera, together with a reconciliation of net income and shareholders’ equity recorded under Finnish GAAP to net income and shareholders’ equity under U.S. GAAP, see Note 24 to Sonera’s consolidated financial statements. Results for interim periods are not necessarily indicative of results for the full year.

Overview

Overview of the Year 2001 and the Six Months Ended June 30, 2002

      Sonera’s revenues increased by €130 million, or 6.3 percent, from 2000 to 2001. The increase was principally due to an increase in revenues generated by Mobile Communications Finland, the external revenues from which accounted for approximately 55 percent of Sonera’s total revenues in 2001, as well as an increase in revenues generated by Sonera’s Service Businesses. Due to the sales of businesses, Sonera’s revenues for the six months ended June 30, 2002 remained unchanged as compared to the same period in 2001.

      Sonera’s operating profit decreased by €797 million, or 46 percent, from 2000 to 2001, primarily due to large capital gains recorded in 2000 relating to Sonera’s sale of a portion of its interest in Turkcell in its initial public offering and to the acquisition of its interest in Aerial Communications by VoiceStream, and due to higher write-downs and other capital losses and other non-recurring charges in 2001 as compared to 2000. In the six months ended June 30, 2002, Sonera’s operating profit decreased by €825 million, or 89 percent, as compared to the same period in 2001, primarily due to a non-cash write-down recorded on Sonera’s investment in Ipse 2000, and capital gains recorded in the first six months of 2001 from the sale of Sonera’s interest in TietoEnator, VoiceStream and Powertel.

      Sonera’s profit before extraordinary items and taxes decreased by €1,415 million, or 76 percent, from 2000 to 2001, primarily due to the decrease in operating profit, equity losses in associated companies in 2001 as compared to equity income in 2000, and realized and unrealized losses relating to Sonera’s holdings in Deutsche Telekom shares in 2001. In the six months ended June 30, 2002, Sonera reported a loss before extraordinary items and taxes of €3,909 million, compared to a profit before extraordinary items and taxes of €805 million in the same period in 2001. This decrease in profit before extraordinary items and taxes of €4,714 million was due to a decrease in operating profit and due to a €3,844 million non-cash write-down on Sonera’s investment in Group 3G reported under equity loss in associated companies. See “— Impairment Loss Recorded on UMTS Investments in 2002.”

      Sonera’s net debt decreased to €3,268 million at the end of 2001 as compared to €5,641 million at the end of 2000, mainly as a consequence of its repayment of debt from cash received from the sales of shares Sonera held in VoiceStream, Powertel and TietoEnator Corporation, and a portion of the shares it held in Deutsche Telekom and proceeds received through Sonera’s rights offering which was completed in December 2001. At June 30, 2002, Sonera’s net debt had further decreased to €2,142 million, mainly as a consequence of its repayment of debt from cash received from its sales of Deutsche Telekom shares, its holding in Pannon GSM, and Sonera Info Communications and related directory assistance businesses, and Sonera Gateway’s financing business.

Outlook for the Year 2002

      Sonera expects to experience further revenue growth in 2002. Sonera anticipates, however, that the percentage growth in its consolidated revenues in 2002 as compared to 2001 will be markedly below the level Sonera achieved in 2001 as compared to 2000, primarily due to the disposal of its Sonera Info

Communications, Primatel and Sonera Gateway business operations during the first six months of 2002. In the domestic mobile telecommunications market, Sonera expects that average use per subscription in terms of minutes will continue to increase and that the use of non-voice services will continue to grow. Sonera does, however, expect to experience more intense competition domestically because of, among other things, the activity of mobile operators on the Finnish market, such as DNA, which commenced commercial operations in 2001. Nevertheless, Sonera believes that it is well positioned to maintain its strong market position in 2002 due principally to the breadth and high quality of its services. The growth in revenues from Sonera’s Mobile Communications Finland segment is estimated to slow down significantly from the previous year and to be markedly less than five percent. Within Sonera’s International Mobile Communications segment, the acquisition of control in Fintur Holdings in August 2002 is expected to contribute significantly to the overall growth of consolidated revenues. Sonera expects Sonera Telecom revenues to remain approximately at the same level as in 2001. Primarily as a result of Sonera’s plans to substantially reduce expenditure by its Service Businesses going forward, and the sale of Sonera Info Communications, the aggregate revenues from Service Businesses are expected to decline in 2002.

      Sonera anticipates that the underlying EBITDA from its Mobile Communications Finland segment will be slightly higher in 2002 in euro terms compared to the level recorded in 2001. With the consolidation of Fintur, Sonera’s International Mobile Communications segment is also expected to record a positive underlying EBITDA. Sonera expects that the negative underlying EBITDA of its Service Businesses segment will decrease substantially in 2002. Sonera’s aim is to cut the underlying EBITDA loss of its Service Businesses segment to no more than €50 million in 2002, and for the segment to achieve at least break-even underlying EBITDA in 2003. Sonera believes that Sonera Telecom’s underlying EBITDA in 2002 will decline from the level recorded in 2001 primarily due to the sale of Primatel and Sonera Gateway’s financing business, and estimates that it will amount to approximately €190 million. Sonera expects the total underlying EBITDA reported by its business segments to improve by more than one-third from the 2001 level and to be approximately 35 percent of consolidated revenues.

      Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Sonera’s management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of the operating results from Sonera’s business segments. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of operating performance. Similarly, it should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      Sonera estimates that its consolidated operating profit in 2002 will be significantly lower as compared to 2001 due to lower capital gains and the write-down recorded on Sonera’s investment in Ipse 2000.

      Excluding the non-cash write-down of €3,844 million on Sonera’s investment in Group 3G, Sonera currently expects to record a non-cash equity loss of between €150 million and €200 million from associated companies in 2002 as compared to its equity loss of €202 million in 2001.

      Interest expenses paid will decrease in 2002 as compared to 2001 as a result of the reduced amount of debt, which Sonera used principally to finance its acquisition of interests in joint ventures that hold UMTS licenses. In addition, Sonera estimates that its cash provided by operating activities will improve significantly in 2002 as compared to 2001, and should exceed the estimated amount of its capital expenditure on fixed assets in 2002.

Factors Affecting Sonera’s Business

      Sonera’s business has been affected in recent years by a number of important trends. One of the most important trends in Finland has been the growth of the mobile telecommunications market. In step with this trend, Sonera has continued to transform itself into a provider of advanced telecommunications services increasingly focused on mobile communications. Sonera derived approximately 55 percent of its external revenues from domestic mobile operations in 2001, and 57 percent in the six months ended June 30, 2002. Another important trend is the ongoing liberalization of the European markets and the resultant increase in competition in both mobile and fixed line telecommunications. Other important factors that are expected to affect Sonera’s operating results and financial condition include the development of the market for next generation mobile services based on UMTS technology, ongoing developments in the regulatory and legal environment in which it operates, and the ongoing scaling back of its Service Businesses while retaining the innovative strengths and expertise developed in these businesses.

Investment in UMTS Licenses

      In 1999 and 2000, a number of European countries offered licenses for the next generation of mobile communications technology known as Universal Mobile Telecommunications Systems, or UMTS. As part of its previous international growth strategy, Sonera invested in UMTS licenses in a number of European markets. In 1999, Sonera received a UMTS license in Finland. In 2000, joint ventures of which Sonera is a member were granted UMTS licenses in, among other countries, Germany, Italy and Spain. See “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investments — Investments in UMTS Licenses.” The market for third generation services has not, however, developed as Sonera previously expected. In the second quarter of 2002, Sonera wrote down its investments in each of its German and Italian UMTS joint ventures to zero as a result of changes in the circumstances relating to such companies’ business plans and operating environments. See “— Impairment Loss Recorded on UMTS Investments in 2002.” In July 2002, the board of directors of each of the German and Italian joint ventures decided that the joint ventures would halt commercial operations.

      Sonera’s former UMTS strategy required substantial investment. Sonera paid a total of approximately €4 billion for UMTS licenses in 2000, which required it to take on a significant amount of debt. As a result of this increase in debt, Sonera has had and will continue to have higher financial expenses. Sonera’s high debt levels may also limit its ability to use operating cash flow in other areas of its business. As part of its strategy to improve its financial strength, Sonera has taken a number of steps to limit its future financial exposure to its UMTS investments. In October and November 2001, Sonera entered into agreements with Telefónica Móviles, pursuant to which Sonera will not be required to make any additional capital contributions to Group 3G. In Spain, the board of directors of Xfera agreed to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or the company receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, Sonera’s existing capital commitment to Xfera of approximately €300 million through 2004. Sonera will, however, remain liable for counter-guarantees it has issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €387 million. In addition, Sonera provided a counter-guarantee of €23 million in March 2002 representing its pro rata share to cover the payment of Xfera’s spectrum fee for 2001 for which an appeal process is ongoing. Sonera has also notified the board of directors of Ipse 2000 that it does not intend to provide any additional funding to Ipse 2000. Sonera will, however, remain obligated to fund its pro rata share of the deferred purchase price of Ipse 2000’s UMTS license in Italy and remain liable on the counter-guarantees that it has issued for Ipse 2000 in the aggregate amount of €180 million. Sonera is continuing to evaluate other strategic alternatives regarding its holdings in its UMTS joint ventures, including the possible disposition of all or a portion of its interests in such companies.

Increasing Focus on Mobile Communications

      Finland’s mobile telecommunications market has demonstrated strong growth in recent years. In Finland, the mobile penetration rate increased from approximately 42 percent at the beginning of 1998 to approximately 77 percent in December 2001. This growth was driven primarily by lower acquisition costs for mobile handsets, lower tariffs and the introduction of new value-added products and services to the market. Penetration growth rates, however, slowed considerably in 2001 and 2000 as compared to 1999 and management believes that while the penetration rate will continue to grow, it will be at a slower rate than in the past several years. Growth in the mobile telecommunications market is expected to be driven in part by the development of new services for mobile handsets, including wireless data capabilities and wireless transaction based services. Future growth is also expected to result from the continuing evolution of the wireless communications environment in Finland in which subscribers have more than one mobile subscription. However, management also believes that revenues generated by new services for mobile handsets and multiple mobile subscriptions are unlikely to sustain the rates of revenue and profit growth generated from enrolling new subscribers and that, accordingly, the Finnish mobile communications market in the future is likely to grow at a slower rate than in the past several years.

      In August 2002, Sonera also acquired control in Fintur Holdings B.V., which has majority interests in GSM operators in Azerbaijan, Georgia, Kazakhstan and Moldova. As of June 30, 2002, these operators had approximately 1.4 million GSM subscribers. As the mobile penetration rates in each of these countries are currently estimated to be under ten percent, management believes that Fintur will make a positive contribution to Sonera’s revenue growth in the future. Except for Georgia, where the Fintur-owned operator is the second largest in the market, the Fintur-owned operators are the largest operators in their respective countries.

Investment in Service Businesses

      Sonera has been active in the development and commercialization of a wide variety of advanced mobile communications services and technologies that are designed to function on other mobile networks as well as its own. These services and technologies include new infrastructure software for managing and securing wireless services, such as SmartTrust AB, advanced mobile value-added services, such as Sonera Zed, and ASP services, such as Sonera Juxto. Sonera has incurred significant expenses to develop these Service Businesses, which has had a material impact on its results of operations. For instance, the underlying EBITDA loss of Service Businesses was €244 million in 2001 and €290 million in 2000, while the operating loss was €384 million in 2001 and €335 million in 2000. Sonera’s Service Businesses segment has also been the focus of much of its increase in capital expenditures. Sonera’s Service Businesses recorded capital expenditures of approximately €53 million in 2001 and €104 million in 2000. As part of its strategy to improve its financial strength, Sonera plans to substantially reduce expenditure by its new service businesses. Sonera’s aim is to cut the underlying EBITDA loss of its Service Businesses segment to no more than €50 million in 2002, as compared to a loss of €244 million in 2001, and for the segment to achieve at least break-even underlying EBITDA in 2003. In particular, Sonera is continuing to streamline SmartTrust AB and Sonera Plaza and to sell or close down most of its technology ventures within the Corporate R&D unit (formerly the New Communications Services unit), and will also continue to consider various strategic alternatives for its Service Businesses. However, management cannot give any assurance that its cost cutting measures will be successful in reducing the underlying EBITDA loss of its Service Businesses as intended. In addition, Sonera’s plan to reduce expenditures by its Service Businesses may adversely affect the commercial development and market acceptance of its technologically advanced services and may hurt the future revenue generating potential of such services.

Ongoing Liberalization

      The telecommunications market in Finland was fully liberalized in 1994, more than three years ahead of most other European countries, and since that time every segment of the market has been subject to competition. Because Sonera has experienced competition in all of its Finnish markets since 1994, the European Union requirement that all European Union telecommunications markets be liberalized by 1998 has not had as significant an impact on Sonera as on other providers of telecommunications services in the European Union. Nonetheless, the liberalization in other parts of Europe has resulted in increased competition in each of Sonera’s segments as new entrants from other European countries and North America enter its markets. Because of continued market liberalization, Sonera expects to face increasing competition from a variety of international and domestic providers.

      Sonera has begun to experience increased competition in the GSM market because of, among other things, the start up of commercial operations of a new nationwide GSM competitor in Finland, DNA Finland.

The introduction in December 2000 of GPRS, a GSM-based packet switched mobile data transmission technology, and other high speed and advanced mobile technologies, as well as the greater variety of new services these technologies are capable of supporting, will also have a significant impact on the future competitive environment in the Finnish mobile market. In addition, the commercial introduction of services based on UMTS technology will open the market for one additional mobile operator, Finnish 3G Ltd., and strengthen the position of Telia Mobile Finland which, together with Sonera and Radiolinja, received third generation mobile licenses in 1999. In addition, together with Alands Mobiltelefon Ab, Radiolinja and Song Networks, Sonera holds a UMTS license in the province of Aland in Finland. Third generation mobile services will allow for the provision of new value-added services. Sonera’s ability to compete will therefore be largely dependent upon its ability to develop and introduce such services.

      In the fixed line segment, Sonera has experienced steadily increasing competition in the international and long distance call market. Increased mobile handset usage has also contributed to the decline in long distance and international traffic volumes. This has resulted in Sonera’s gradually losing market share and lower tariffs. In the local access market, there has been relatively little competition, as incumbent local operators continue to control the market. Sonera has experienced a gradual decline in revenues from the local access market as residential subscribers have moved away from Sonera’s traditional service areas located mainly in the more sparsely populated areas of eastern and northern Finland. Despite this increasing competition, Sonera continues to maintain a high market share in the domestic long distance and international call market and on the local access market in its traditional service area. New demand for fixed-line services has been generated largely due to the increasing number of faster digital lines, and Sonera is increasingly focusing on providing customers with higher capacity broadband connections. New regulations relating to the shared use of the local loop by fixed line telecommunications operators may have a material effect on the development of competition in the Finnish fixed telecommunications market. Finnish regulatory authorities have also recently required that fixed network operators with significant market power, such as Sonera, offer subscribers the ability to pre-select their local, long distance and international voice carrier. This may have a significant effect on the competitive situation in the fixed network voice traffic market.

Regulatory and Other Legal Developments

      Sonera’s business has been and continues to be strongly influenced by the regulatory regime applicable to telecommunications service providers in Finland. On June 20, 2002, the Ministry of Transport and Communications determined that Sonera has significant market power in the local telecommunications in its traditional local network areas in Finland, and in the long distance, international and mobile telecommunications throughout Finland. As a result, many of Sonera’s tariffs and other activities are subject to enhanced regulatory scrutiny. For a description of the regulatory regime to which Sonera is subject, see “INFORMATION ABOUT SONERA — Regulation.” In addition, Sonera is involved in a number of legal proceedings, including cases related to its interconnection and SMS services fees and to national roaming, that may affect its business in the future. For a description of the material legal proceedings in which Sonera is involved see “INFORMATION ABOUT SONERA — Legal and Regulatory Proceedings.”

Reorganization of Segments and Restatement of Segment Information

      Beginning January 1, 2001, Sonera changed its method of presenting segment information. Sonera now has the following operating segments: (1) Mobile Communications Finland, (2) International Mobile Communications, (3) Service Businesses, (4) Sonera Telecom and (5) Other Operations. Previously, Sonera had the following operating segments: (1) Mobile Communications, (2) Media Communications and New Services, (3) Fixed Network Voice and Data Services, (4) Equipment Sales and Other Operations and (5) International and Other Significant Investments. Sonera now treats International Mobile Communications as a separate business segment which is primarily responsible for managing and developing its holdings in, and providing services to, its international GSM operators and third generation joint ventures. In addition, the separate segments, Fixed Network Voice and Data Services and Equipment Sales and Other Operations, have been combined to form a single business segment, Sonera Telecom. As a reflection of this, the assets and liabilities related to the Sonera Telecom segment were transferred to a separate subsidiary, Sonera Telecom

Ltd., on July 1, 2001. The Service Businesses segment includes the same businesses as the former Media Communications and New Services segment apart from immaterial operations that were transferred to Mobile Communications Finland. Sonera no longer treats International and Other Significant Investments as a separate business segment. In addition, in accordance with SFAS 131, Sonera has restated its segment information as of and for the years ended December 31, 1999 and 2000, so that it corresponds with the way in which it presents its segment information beginning as of January 1, 2001. In presenting segment information, Sonera makes various adjustments to properly allocate the costs of internal services and certain administrative overhead expenses. Due to significant interdependencies and overlaps among the various operating units, the information on operating profits with respect to each segment may not be indicative of the amounts that would have been reported if these segments were operationally or legally independent of one another. However, Sonera believes that such allocations represent a fair approximation of the degree of utilization by such business segments of Sonera’s corporate resources. See Note 22 to Sonera’s consolidated financial statements.

Restructuring of Organization Using a New Market-Driven Approach

      Sonera has reorganized its organization as of July 2002 into three main layers: Sales and Marketing, Products and Services, and Production and Networks. The Sales and Marketing layer is responsible for customer relationships for operations in Finland and for the overall profitability of customer segments or individual customers. The Products and Services layer is responsible for Sonera’s product portfolio and for the development of new and competitive products and services for the different customer segments. The Production and Networks layer is responsible for the mobile, backbone and local networks as well as for the availability of network services to satisfy customer demand. Most of Sonera’s business segments have been reorganized into these three layers, and will coordinate horizontally between each other to create a more unified and integrated business approach. However, Sonera will continue its financial reporting according to its five business segments. The reorganization creates a more unified service offering for Sonera which is expected to facilitate customer interaction with Sonera and spur development in all its business units more clearly in line with customer needs.

Investments and Asset Sales

      A number of transactions and other events have occurred since the beginning of 2001 that have affected Sonera’s subsidiaries, associated companies and other equity interests, including the following:

Sonera’s U.S. Investments and Resulting Deutsche Telekom Shareholding

•	In January 2001, Sonera purchased approximately 1.7 million shares of Powertel for an aggregate purchase price of $125 million. Sonera also invested $75 million for a 30.1 percent interest in Eliska Wireless Ventures Holding Company, Inc. (EWV), a newly established U.S. company formed to offer PCS services. In connection with the EWV transaction, Sonera entered into a put agreement with Powertel, which was subsequently assumed by Deutsche Telekom, pursuant to which Powertel agreed that, from October 1, 2001 until June 30, 2002, Sonera could sell all of its interest in EWV to Powertel in exchange for 1,044,568 Powertel shares. Under the terms of the Powertel/ Deutsche Telekom merger agreement, this was converted into the right to receive 2,773,395 shares of Deutsche Telekom. In October 2001, Sonera decided to exercise its put option and sell all its shares in EWV to Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. The sale was subject to regulatory approval in the United States by the Federal Communications Commission which was received in April 2002. The 2,773,395 Deutsche Telekom shares received were sold immediately through a market transaction in April 2002, and Sonera received approximately €43 million in cash proceeds. Sonera sold these shares at a price of approximately €15.50 per share, recognizing a capital loss of €5 million for the second quarter of 2002.

•	In May 2001, Sonera sold 3,300,000 VoiceStream shares and 1,100,000 Powertel shares through market transactions for which it received proceeds of approximately €432 million in the aggregate. A capital gain of €102 million was recognized from these sales.

•	On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. In connection with the resulting mergers, Sonera’s holdings in VoiceStream and Powertel shares were converted into approximately 72 million shares of Deutsche Telekom and approximately €292 million in cash. The share conversion in the Deutsche Telekom-VoiceStream-Powertel merger was carried out based on Deutsche Telekom’s share price of €24.60 on May 31, 2001. Sonera initially recorded the value of its shareholdings in Deutsche Telekom in its consolidated financial statements based on the €24.60 share price on May 31, 2001, and calculated its capital gain of €493 million on its Powertel and VoiceStream holdings based on such price. During the period from July 9, 2001 to August 26, 2001 Sonera sold 21.9 million shares of Deutsche Telekom for approximately €565 million through a series of small market transactions. Sonera sold these shares at an average price of €25.75 per share, recognizing an additional capital gain of approximately €23 million. In addition, in September 2001, Sonera sold 11.5 million shares of Deutsche Telekom for approximately €185 million through a series of market transactions. Sonera sold these shares at an average price of €16.12 per share, recognizing a capital loss of €99 million. In December 2001, Sonera sold an additional 12.7 million shares, receiving proceeds of €254 million. A capital loss of €58 million was recorded from the sales in December 2001. Accordingly, Sonera recorded a total net capital loss of €134 million from sales of its Deutsche Telekom shares in 2001 which partly offset the gains of €595 million recorded from the sales of VoiceStream and Powertel in May 2001 and €835 million recorded from the merger of Aerial and VoiceStream in 2000. Because Sonera’s shareholding in Deutsche Telekom was treated as a short-term investment, Sonera also adjusted the carrying value of its Deutsche Telekom shares in its financial statements based on their share price of €19.40 on December 31, 2001, which resulted in a charge of €138 million in 2001. Between January 1, 2002 and March 26, 2002, Sonera disposed of its approximately 26.0 million remaining Deutsche Telekom shares for the average share price of €17.95, thereby completely divesting the Deutsche Telekom shares which it initially received in the Deutsche Telekom-VoiceStream-Powertel merger. In April 2002, Sonera also sold 2,773,395 Deutsche Telekom shares that it received in exchange for EWV shares, at the average share price of €15.50. Sonera’s proceeds from the sale of Deutsche Telekom shares in the first six months of 2002 amounted to approximately €509 million. Pursuant to these transactions, Sonera recorded a net capital loss of €43 million in the first six months of 2002. During 2001 and the six months ended June 30, 2002, Sonera received total proceeds of approximately €1,513 million from the sale of Deutsche Telekom shares, corresponding to an average price of approximately €20.22 per share.

•	Sonera’s aggregate cash investments in Aerial, VoiceStream, Powertel and EWV in 1998 through 2001 totaled €1,234 million. Since May 2001, Sonera has received a total of €2,237 million in cash from these investments, realizing a total aggregate cash gain of €1,003 million.

Sonera’s Sale of Sonera Info Communications

•	On March 27, 2002, Sonera sold its directory assistance business Sonera Info Communications, including its interests in Intra Call Center S.A., Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy, to a consortium led by 3i plc of the United Kingdom. In separate transactions in March 2002, Sonera also divested its minority holdings in two directory assistance businesses, Conduit plc and 118 Ltd. which formerly were a part of Sonera Info Communications’ operations. The total consideration Sonera received for the sales amounted to approximately €113 million. Sonera recorded a gain of approximately €90 million in connection with the sales in the first quarter of 2002.

Sonera’s UMTS Investments

•	In 2000, Sonera invested €913 million in the share capital of Group 3G, which holds a German UMTS license, in exchange for a 42.8 percent interest in the company. In addition, Sonera granted a shareholder loan of €2,719 million to Group 3G. As of June 30, 2002, Sonera had invested a total of €3,632 million in cash through the equity and shareholder loans in Group 3G. In 2001, Sonera entered into agreements with Telefónica Móviles, pursuant to which Sonera will not be required to make any additional investments in Group 3G. Sonera made no additional investment in Group 3G during 2001. In June 2002, Sonera and Telefónica Móviles completed the previously announced conversion of shareholder loans into shareholders’ equity in Group 3G. In July 2002, Sonera and Telefónica Móviles decided to halt the current commercial operations of Group 3G. As a consequence of this decision and all the information pertaining to the decision, Sonera performed an impairment test on its investment and recorded a write-down as of June 30, 2002, reducing the carrying value of Group 3G to zero from €3,844 million.

•	In 2000, Sonera made an initial equity investment of €43 million in Xfera, which holds a UMTS license in Spain. In 2001, Sonera made an additional investment of €17 million in Xfera in the form of shareholder loans. As of June 30, 2002, Sonera had invested a total of €72 million in equity and shareholder loans in Xfera. Sonera holds a 14.25 percent indirect interest in Xfera Móviles.

•	In 2000, Sonera made an equity investment of approximately €270 million in Ipse 2000, which holds a UMTS license in Italy. In 2001, Sonera made an additional investment of €23 million in Ipse 2000. As of June 30, 2002, Sonera had invested a total of €294 million in equity in Ipse 2000. Sonera holds a 12.55 percent interest in Ipse 2000. As a consequence of the new information available in July 2002, Sonera performed an impairment test on its Ipse 2000 investment and recorded a write-down as of June 30, 2002, reducing the carrying value of Ipse 2000 to zero from €294 million.

•	In 2000 and 2001, Sonera made investments in the form of equity and shareholder loans of approximately €18 million in Broadband Mobile ASA, which was granted a UMTS license in Norway. In August 2001, Sonera, along with its partner Enitel ASA, decided to liquidate Broadband Mobile. Enitel’s decision to withdraw from the joint venture, the lack of prospective purchasers for Enitel’s shares in Broadband Mobile, the small size of the Norwegian market and the failure of Sonera’s bid for a license in Sweden were significant factors in Sonera’s decision to liquidate the joint venture. Sonera recorded an equity loss of €7 million from Broadband Mobile in 2001 prior to its liquidation. In addition, Sonera has recorded a write-off of approximately €12 million for 2001 due to the discontinuation of Broadband Mobile, thereby decreasing the carrying value of Sonera’s investments in and receivables from Broadband Mobile to zero. Sonera does not anticipate to incur any future material liabilities relating to the joint venture.

Other Investments and Asset Sales

•	In the first quarter of 2001, Sonera acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone operator based in south-western Finland, for approximately €25 million. In January 2002, Sonera purchased an additional five percent interest in Loimaan Seudun Puhelin for approximately €4 million raising its total holding to 29.1 percent.

•	In February 2001, Sonera acquired a 25.5 percent holding in Metro One Telecommunications Inc., a Nasdaq quoted provider of directory services for mobile handset subscribers in the United States for €72 million.

•	In March 2001, Sonera sold all of its remaining equity interest in TietoEnator for €424 million and recorded a capital gain of €286 million.

•	In February 2002, Sonera sold its shares in Pannon GSM to Telenor Mobile realizing total net cash proceeds of approximately €310 million. As a result, Sonera recorded a gain of approximately €220 million from the sale of Pannon GSM in the first quarter of 2002.

•	In May 2002, Sonera sold its former wholly owned subsidiary Primatel Ltd to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million. In addition, Primatel repaid loans to Sonera in June 2002 totaling approximately €9 million. Sonera recorded a gain of €31 million from the sale in the second quarter of 2002.

•	In May 2002, Sonera sold Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €114 million, of which €112 million has already been paid. The rest of the consideration will be paid over the next three years. Sonera did not record a significant gain from the sale.

•	In June 2002, Sonera sold its 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. Sonera recorded a gain of €20 million from the sale in the second quarter of 2002.

•	In July 2002, Sonera entered into an agreement to sell a slightly greater than 50 percent interest in SmartTrust AB, the principal operating subsidiary of Sonera SmartTrust Ltd, which is wholly owned by Sonera, to a group of private equity investors for a total consideration of €35 million. Of that amount, approximately €25 million will be paid to acquire new shares issued by SmartTrust AB and €10 million will be paid to acquire existing shares of SmartTrust AB from Sonera. After the transaction is completed, Sonera’s interest in SmartTrust AB will decrease to below 50 percent and Sonera will account for its interest in SmartTrust under the equity method of accounting. Sonera expects to record a capital gain of approximately €20 million from the transaction under Finnish GAAP. As a part of the transaction, SmartTrust AB will adopt a new incentive plan for new shares in SmartTrust AB which, if fully exercised, may further decrease Sonera’s interest in SmartTrust AB. The final ownership percentage will be ultimately determined when SmartTrust AB is either listed on the stock exchange or sold to a third party, based on a formula determined by such exit price. The transaction is subject to regulatory approval, including antitrust clearance in several European jurisdictions, and is expected to be completed in the fourth quarter of 2002.

•	In August 2002, Sonera completed the sale of a 15 percent interest in its former wholly owned subsidiary, Sonera Zed, to Yahoo! Inc. The transaction was effected through a primary issue of new Sonera Zed shares to Yahoo!. Pursuant to the terms of the investment agreement, Yahoo has the right to purchase up to 100 percent of Sonera Zed over the next two years, at a price to be determined by Sonera Zed’s operational performance. Yahoo! also has the right to sell its accumulated interest in Sonera Zed to Sonera by December 2003 at a maximum total consideration of €11 million.

•	In August 2002, Sonera completed the purchase of an additional 23.24 percent interest in Fintur from the Çukurova Group, raising its total holding in Fintur to 58.55 percent. As part of the transaction, Fintur’s loss making technology and media businesses were sold to the Çukurova Group. Sonera paid a net consideration of approximately €117 million as a result of the transaction, and assumed interest-bearing net debt of Fintur of approximately €125 million. Sonera will consolidate Fintur as of September 2002.

      Sonera does not expect that the disposition of these assets will have a material effect on its net income going forward. Sonera plans to enhance the value of its existing investments by using its technical and commercial know-how developed in its Finnish home market and in connection with its international activities to assist its associated or affiliated companies in improving their operations.

Impairment Loss Recorded on UMTS Investments in 2002

      In July 2002, a number of significant changes took place that had an impact on Sonera’s estimate of the carrying value of its investments in UMTS joint ventures in Germany and Italy. Based on changed circumstances and assumptions, Sonera performed an impairment test on all of its UMTS investments.

      In July 2002, the board of directors of Group 3G discussed the feasibility of the company’s business plan based on the performance of Group 3G’s commercial operations and contrasting it with the external analysis of the German market and Group 3G’s positioning in the market. Based on this data, Telefónica Móviles and Sonera, the shareholders of Group 3G, determined that the original strategy for the company was no longer feasible and decided to halt the current operations of Group 3G. Due to this decision and the information pertaining to the decision, Sonera performed an impairment test on its investment in Group 3G, supported by an external analysis prepared by a third party advisor. The impairment test did not support the ultimate recoverability of the carrying value of Sonera’s investment in Group 3G. As a result of the test, Sonera recorded an impairment loss of €3,844 million as of June 30, 2002, reducing the carrying value of Sonera’s investment to zero, or the estimated fair value of its Group 3G investment.

      A similar review by Telefónica Móviles and Sonera, the major shareholders of Ipse 2000 in Italy, was undertaken in July 2002, analyzing the changed views of the opportunities offered by the markets in Italy and the experiences from Germany. On the basis of the new circumstances, Sonera performed an impairment test on its investment in Ipse 2000. The impairment test did not support the ultimate recoverability of the carrying value of Sonera’s investment in Ipse 2000. As a result of this analysis, Sonera recorded an impairment loss of €294 million as of June 30, 2002, to reduce the carrying value of Sonera’s investment to zero, or the estimated fair value of the investment. Additionally, Sonera charged its remaining capital commitments of €142 million over the next nine years to expenses, and recorded the amount as a liability on its balance sheet.

      Shortly after the impairment losses relating to Sonera’s investments in Group 3G and Ipse 2000 were publicly announced, the Finnish Ministry of Transport and Communications commenced an investigation into the Ministry’s involvement in Sonera’s decision to bid in the third generation license auctions in Germany and Italy. On August 5, 2000, the Ministry concluded the investigation, finding that neither the Ministry, the minister nor any other state body had taken any formal decisions concerning Sonera’s decision to bid in such auctions. On August 7, 2002, the Finnish Chancellor of Justice launched a separate investigation, which is currently ongoing, seeking to determine the extent of the Finnish government’s involvement in the decision to participate in the auctions. Both of these investigations related or relate to the Finnish State’s own decisionmaking process in relation to state-controlled companies, in this case Sonera, and not to any decisionmaking process within Sonera itself. Accordingly, Sonera’s management does not believe the investigation, or any action taken in response thereto, will have a material effect on Sonera.

      In July 2002, Sonera also performed an impairment test on its investment in Xfera of Spain. The test supported the carrying value of €72 million for Xfera as of June 30, 2002, and no impairment loss was recorded. Sonera also has remaining capital commitments in the maximum amount of €278 million relating to Xfera.

Acquisitions of Across Holding and iD2; Impairment Loss Relating to the Acquisitions under U.S. GAAP

      Sonera completed two acquisitions in 2000 that were expected to enhance the Sonera SmartTrust Ltd’s business. In April 2000, Sonera acquired the entire share capital of Across Holding AB of Sweden, a provider of wireless Internet-based service platforms. The Across Holding interest was subsequently transferred to the Sonera SmartTrust Ltd subsidiary. Sonera paid for the acquisition by issuing 16,732,055 new shares valued at €897 million at the time of the completion of the transaction.

      In June 2000, Sonera acquired the entire share capital of iD2 of Sweden, provider of secure authentication solutions based on PKI (Public Key Infrastructure) and smart card technology. The iD2 interest was subsequently transferred to the Sonera SmartTrust Ltd subsidiary. Sonera paid for the acquisition by issuing 4,802,431 new shares valued at €250 million at the time of the completion of the transaction.

      Under Finnish GAAP, Sonera recorded no goodwill from the acquisitions of Across and iD2. Under U.S. GAAP, however, Sonera accounted for both transactions using the purchase method of accounting which resulted in it recording goodwill in the amount of €861 million and €243 million for Across and iD2, respectively. The amortization period for goodwill is five years under both acquisitions.

      At the end of 2000, management saw clear indications that the decline in the market values of publicly listed companies that operate in comparable lines of business to Sonera SmartTrust Ltd might require Sonera to record an impairment loss in the carrying value of the goodwill that arose from the acquisitions of Across and iD2. Moreover, in the course of the recent updating of the strategy and business plan of its Sonera SmartTrust Ltd subsidiary, it became evident to Sonera that the future cash flow expectations of Sonera SmartTrust Ltd were lower than what they were at the time Sonera completed the acquisitions of Across and

iD2. As a result of these findings, Sonera performed an impairment test for all of the assets of Sonera SmartTrust Ltd, including goodwill arising from the acquisition of Across and iD2. The impairment test did not support the ultimate recoverability of the total carrying value of the assets. As a result of the test, Sonera recorded an impairment loss of €704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2 to their estimated fair value. Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

      On January 1, 2002, Sonera adopted SFAS 142 “Goodwill and Other Intangible Assets,” and has recorded a transitional impairment loss of €122 million on goodwill related to its Across and iD2 acquisitions. See Note 12 to Sonera’s unaudited condensed consolidated interim financial statements.

Interconnection Arrangements

      Interconnection allows a telecommunications operator to connect its network to the network of another telecommunications operator. Interconnection therefore ensures that subscribers to one network can contact subscribers to other networks and access the services of other telecommunications operators. Historically, Finnish operators have entered into bilateral interconnection agreements on a collective basis. These interconnection agreements establish interconnection and related charges for the term of such agreements. Current interconnection agreements between Sonera, Elisa Communications, Radiolinja, Kaukoverkko Ysi Oy and Finnet International Oy, referred to in this prospectus as the 1999 Interconnection Regime, became effective as of May 1, 1999. During 1999, Sonera entered into interconnection agreements with terms similar to the 1999 Interconnection Regime with a majority of the other Finnish operators. See “INFORMATION ABOUT SONERA — Regulation.”

      The 1999 Interconnection Regime had a negative effect upon Sonera’s interconnection revenues, and, in particular, revenues generated by its fixed line trunk services and mobile network services. This is principally because the 1999 Interconnection Regime provides for higher fees for access and termination of calls, which benefits the local fixed line operators at the expense of trunk and mobile operators. Pursuant to the commercial interconnection agreements, which Sonera concluded with Telia Mobile and Radiolinja in June 2001, and with Finnish 2G in August 2001, and which came into force on September 1, 2001, the mobile interconnection fees charged by Sonera decreased by 15 to 20 percent. Mobile access and termination fees charged by Sonera is under legal challenge and, if adversely decided, Sonera may incur liability. Also, Sonera’s interconnection agreements may need to be revised if the decision requires it to implement lower tariffs than are provided for in the new interconnection agreements. See “INFORMATION ABOUT SONERA — Legal and Regulatory Proceedings — Interconnection Fees.”

Results of Operations

The Six Months Ended June 30, 2002 Compared to the Six Months Ended June 30, 2001

Revenues

      In the six months ended June 30, 2002, Sonera’s revenues were derived from the following business segments:

•	Mobile Communications Finland;

•	International Mobile Communications;

•	Service Businesses;

•	Sonera Telecom; and

•	Other Operations.

      The separately incorporated businesses organized within Sonera’s Service Businesses segment include: (1) SmartTrust AB, (2) Sonera Zed, (3) Sonera Plaza and (4) Sonera Juxto.

      Sonera Telecom consists of the following lines of business: (1) fixed network voice services, (2) data services, (3) leased lines, (4) equipment sales, (5) construction and maintenance and (6) other services.

      Other Operations includes other non-core businesses, as well as Sonera’s administrative functions and centralized services, which generate primarily intra-Group revenues.

      Earnings from associated companies are included in Sonera’s consolidated accounts in accordance with the equity method of accounting under “Equity income in associated companies” and are not included as part of Sonera’s revenues.

      The following table sets forth Sonera’s revenues by segment and line of business for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Mobile Communications Finland:
Voice services	529	547	3.4
Non-voice services	71	73	2.8

Subtotal	600	620	3.3

International Mobile Communications	4	—	—
Service Businesses	157	146	(7.0)
Sonera Telecom:
Domestic Voice	115	109	(5.2)
International Voice	73	73	—
Data Services	79	80	1.3
Leased lines	27	30	11.1
Equipment Sales	56	60	7.1
Construction and Maintenance	13	10	(23.1)
Other Services	142	145	2.1

Subtotal	505	507	0.4

Other Operations	45	41	(8.9)
Intra-Group sales(1)	(229)	(230)	(0.4)

Total	1,082	1,084	0.2

(1)	For each of the periods presented in the table above, intra-Group sales consisted primarily of the following: (a) sale of network capacity and construction and maintenance services by Sonera Telecom to Mobile Communications Finland, (b) sales of products by Mobile Communications Finland and Service Businesses to Sonera Telecom for further resale by Sonera Telecom to its corporate customers and (c) centralized services provided and invoiced by Other Operations to each of the other business segments.

Mobile Communications Finland

      Revenues from Mobile Communications Finland are generated by voice services, including voice traffic revenue, connection fees, monthly subscription charges and non-voice services. Voice service revenues also include revenues derived from service operators and some minor wireless services such as satellite services.

      Voice traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees, fixed line to mobile call charges and roaming fees from calls made by subscribers of foreign mobile network operators while in Finland and calls made or received outside of Finland by Sonera’s subscribers using another mobile operator’s network. Voice traffic revenues depend principally upon the total number of subscriptions, traffic volume, the mix of services utilized by subscribers and tariffs applicable to such services.

      Non-voice revenues include revenues from SMS messages, SMS-based content and transaction services, mobile data and other value-added services.

      The table below sets forth selected statistical information regarding Sonera’s subscription and traffic volumes in respect of Sonera’s mobile services for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Number of subscriptions at period end:
Separated by type of service:
GSM	2,360,776	2,453,346	3.9
NMT	47,672	31,139	(34.7)
Service operator subscriptions in Sonera’s Network	54,310	41,743	(23.1)

Total	2,462,758	2,526,228	2.6

Total traffic (millions of minutes)(1)	2,050	2,186	6.6
Total number of SMS messages (millions of messages)	356	384	7.9
Average monthly use per subscription (minutes)(2)	145	149	2.8
Average monthly SMS messages per subscription	25.1	26.5	5.6
Average monthly revenue per subscription (in euros)(3)	40.7	40.2	(1.2)

(1)	Includes outgoing mobile to mobile and mobile to fixed line calls and calls from subscribers of other operators roaming in Sonera’s network. Traffic generated by service operator subscriptions is excluded.

(2)	Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for Sonera’s services for the period by the average number of subscriptions for the period divided by the number of months in the period. Excluding service operator subscriptions and related traffic.

(3)	Average monthly revenue per subscription is calculated by dividing revenues for the period of Sonera’s services by the average number of subscriptions for the period divided by the number of months in the period. Excluding service operator subscriptions and related revenues.

      In the six months ended June 30, 2002, revenues from Mobile Communications Finland amounted to €620 million, an increase of 3.3 percent as compared to €600 million in the same period in 2001. Revenue growth for Mobile Communications Finland slowed in the first six months of 2002 mainly as a result of new interconnection agreements which went into effect as of September 2001 as well as due to lower SMS prices and the high overall penetration rate in the mobile communications market in Finland. This slowing down in revenue growth was partially offset by increased usage of mobile services and the revised revenue sharing arrangement for mobile-originated international call revenues between Mobile Communications Finland and Sonera Telecom from the beginning of 2002.

      Management believes that in the long term, Sonera can increase its average revenue per subscription through the continued implementation of its strategy of service enhancement. Management expects that, with the increasing data capabilities of mobile devices and networks, high-usage business customers will continue to increase their use of mobile telecommunication services. One important initiative is the provision of packet-switched GPRS services that are able to transmit data to mobile handsets more efficiently than GSM. In December 2000, Sonera began offering GPRS services in the major cities in Finland on a commercial basis and made such services available throughout Finland in early 2001. In October 2001, Sonera launched a new pricing plan tailored to the usage patterns of different business and residential subscribers that is based on the amount of transmitted data rather than air time. Sonera has commenced providing international connections in the GPRS interconnection network for packet-switched mobile communications operators.

      In the six months ended June 30, 2002, Sonera continued to expand its value-added services and improve customer care. In March 2002, Sonera introduced the Sonera Shopper pilot program, a service which enables customers to pay for certain purchases through their mobile handsets. In addition, Sonera continued to integrate customer interfaces for business customers and launched its renewed web services.

Service Businesses

      Sonera’s Service Businesses segment generated revenues of €146 million in the six months ended June 30, 2002, or approximately nine percent of Sonera’s total revenues for the period. Revenues decreased by seven percent as compared to revenues of €157 million for the same period in 2001, due to the sale of Sonera Info Communications in March 2002. Excluding Sonera Info Communications, the Service Businesses segment’s revenues increased by approximately 7 percent.

      The following table sets forth the revenues of Sonera’s Service Businesses segment for the periods specified:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Service Businesses	157	146	(7)

      SmartTrust AB generates revenues primarily from licensing fees in connection with its infrastructure software for managing and securing wireless services, as well as from professional services for product installation and maintenance and third party product sales. In the six months ended June 30, 2002, SmartTrust AB and Sonera SmartTrust Ltd generated revenues of €17 million as compared to €11 million in the same period in 2001.

      Sonera Zed offers a range of customized mobile value-added services to the end users through wireless operators in Finland and to the increasing extent in selected international markets. Sonera Zed derives its revenues principally from SMS based service transactions. For the six months ended June 30, 2002, Sonera Zed generated revenues of €18 million as compared to €7 million for the same period in 2001. This increase is primarily due to Zed’s launch of services and operations in countries outside of Finland in the second and third quarters of 2001.

      In March 2002, Sonera sold Sonera Info Communications and related directory assistance operations that generated revenues from both electronic and operator assisted directory assistance services and printed telephone directories. Revenues for Sonera’s Service Businesses in the six months ended June 30, 2002 include revenues of €20 million from Sonera Info Communications, which entirely relate to the three months ended March 31, 2002. In the six months ended June 30, 2001, revenues recorded from Sonera Info Communications totaled €39 million.

      Sonera Plaza generates revenues principally from its Internet access service business. For the six months ended June 30, 2002, Sonera Plaza generated revenues of €30 million as compared to €28 million for the same period in 2001. This increase is primarily due to Sonera’s cable TV operations that were transferred to Sonera Plaza in September 2001 and a growing demand for broadband connections. The number of Sonera Internet subscriptions remained unchanged for June 30, 2002 as compared to June 30, 2001, amounting to approximately 253,000.

      Sonera Juxto generates revenues from the provision of application services such as mobility enabling application and management services. For the six months ended June 30, 2002, Sonera Juxto generated revenues of €33 million as compared to €34 million for the same period in 2001.

      Sonera’s Corporate R&D unit generates mainly intra-Group revenues from the provision of research and development services to Sonera’s other business segments.

      As part of its strategy to improve its financial strength, Sonera has substantially reduced expenditure by the Service Businesses and plans to continue such reductions. Sonera’s plan to reduce expenditures may adversely affect the commercial development and market acceptance of its technologically advanced services and limit the future revenue generating potential of such services.

Sonera Telecom

      Sonera Telecom, which began operating as a separate segment from the beginning of 2001, combines Sonera’s former Fixed Network Voice and Data Services segment and its Equipment Sales and Other Operations segment. Sonera Telecom is comprised of fixed network domestic and international voice services, data services, leased lines, equipment sales and construction and maintenance services. On October 1, 2001, Sonera reorganized the operations of the Sonera Telecom segment into six entities, which carry out its principal operations. These entities are as follows:

•	Sonera Entrum Ltd offers voice and data services to consumers, small- and medium-sized companies as well as communities in Finland.

•	Sonera Solutions Ltd provides services to Sonera’s major corporate customers and marketing and selling telecommunications and data network services primarily for large Finnish corporations.

•	Sonera Source is responsible for Sonera’s voice, data and value-added product management and development.

•	Sonera Carrier Networks Ltd owns and operates Sonera’s fixed line network infrastructure and acts as a wholesaler of narrowband and broadband capacity to other telecommunications operators and service operators.

•	Sonera Telecom’s construction and maintenance services are carried out primarily by Primatel Ltd. In May 2002, Sonera completed the sale of Primatel to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million.

•	Sonera Telecom’s equipment sales operations are carried out primarily by Sonera Solutions Ltd. and Telering Ltd.

      Sonera Telecom recorded revenues of €507 million for the six months ended June 30, 2002, a 0.4 percent increase as compared to revenues of €505 million for the same period in 2001. The growth in comparable revenues after taking into account disposals of businesses was approximately four percent for the six months ended June 30, 2002 as compared to the same period in 2001, primarily due to increased revenue from the international carrier business and capacity sales.

Fixed Network Voice Services

      Revenues from fixed network voice services consist of domestic voice revenues and international voice revenues.

      Domestic voice revenues. Domestic voice revenues consist of (1) subscription, connection and other charges, (2) traffic charges for local and long distance calls placed by Sonera’s subscribers and (3) interconnection revenues. Revenues from subscription, connection and other charges consist principally of revenues from monthly subscription charges, initial connection fees, complementary service charges, including monthly fees for services such as voice mail, call waiting and other value-added services, and certain equipment rental charges. Revenues from subscription, connection and other charges depend primarily on the total number of lines subscribed and the mix of standard lines, ISDN lines and 2 Mbps lines. Revenues from traffic charges for local and long distance calls are dependent upon the number of calls made, the mix between local calls and higher priced long distance calls, call duration and applicable tariffs.

      Interconnection revenues include fees paid to Sonera by the local operators of Elisa and the Finnet Group and other operators of fixed networks in Finland as well as by Radiolinja, Telia Mobile Finland,

Finnish 2G and other mobile operators for interconnection with Sonera’s fixed line network. Interconnection revenues consist of three main components: access, transit and termination fees. Smaller items that are also counted in calculating interconnection revenue include routing service fees and international pre-selection fees. See “INFORMATION ABOUT SONERA — Regulation — Interconnection” and “INFORMATION ABOUT SONERA — Legal and Regulatory Proceedings — Interconnection Fees.”

      The table below sets forth domestic voice revenues and certain information regarding traffic and Sonera’s access lines for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
Domestic voice revenues (in € millions)	115	109	(5.2)
Domestic traffic (in millions of minutes):
Local calls(1)	946	891	(5.8)
Long distance calls(2)	272	240	(11.8)

Total	1,218	1,131	(7.1)

Number of access lines at end of period:
Total equivalent lines(3)	765,868	735,669	(3.9)

(1)	Minutes accrued from calls originating on Sonera’s fixed network and terminated within the same telecommunications area.

(2)	Minutes accrued from calls utilizing Sonera’s trunk network including long distance calls placed by subscribers of other service operators that are routed through Sonera’s trunk network.

(3)	For purposes of calculating total equivalent lines, ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines.

      Aggregate revenues from domestic voice services for the six months ended June 30, 2002 decreased as compared to the same period in 2001 as a result of a continued decline in the number of local access lines and domestic traffic. Traffic decreased in the six months ended June 30, 2002 as compared to the same period in 2001 as a result of the decrease in the number of local access line, and also as a result of ADSL and broadband connections replacing the dial-up Internet traffic. Management believes that Sonera will continue to experience a gradual decline in domestic long distance traffic in the future as subscribers switch from fixed line services to mobile telecommunications services.

      International voice revenues. Revenues from international voice services consist of revenues from outgoing international calls and incoming international calls, including charges with respect to international transit traffic, and call minutes generated by Sonera’s foreign subsidiaries. Revenues from international voice services depend on (1) the total number, duration and destination of outgoing calls originating in Finland and the applicable tariffs, (2) the total number and duration of incoming calls and the rates Sonera charges to foreign operators for carrying such calls on its network, (3) the total number and duration of international transit traffic calls and (4) the total number, duration and destination of outgoing calls made through services provided by Sonera’s foreign subsidiaries. In addition, Sonera launched a new tariff structure effective as of January 1, 2001 under which international tariffs for outgoing calls vary depending on whether the call terminates on a mobile or fixed line network outside of Finland.

      The following table sets forth information concerning international traffic revenues and international traffic for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
International voice revenues (in € millions)	73	73	—
Outgoing international (in millions of minutes)(1)	117	113	(3.4)
Incoming international (in millions of minutes)(2)	207	192	(5.9)

(1)	Outgoing international traffic includes Finland-originated international calls, including calls placed by subscribers of other service operators that are routed through Sonera’s international network.

(2)	Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators that are routed through Sonera’s international network, as well as international transit traffic utilizing Sonera’s international network.

      Revenues from international voice services for the six months ended June 30, 2002 remained unchanged as compared to the same period in 2001. Though international transit traffic continued to increase, the growth was offset by the decline in revenues due to the revised revenue sharing scheme with Mobile Communications Finland which went into effect from the beginning of 2002.

      Under international telecommunications settlement arrangements, Sonera receives payments from other carriers for the use of Sonera’s network for international calls terminating in or transferred via its network. Settlement rates will vary depending upon whether the international call terminates on a mobile or a fixed line. Management expects that settlement rates will decline, particularly between Finland and other member states of the European Union and between Finland and the United States.

      The implementation of regulations requiring pre-selection of international operators has not materially affected Sonera’s market share of international traffic. However, international pre-selection may, together with the anticipated increase in competition from providers of Internet communications services, have an adverse effect upon Sonera’s future international traffic revenues. See “INFORMATION ABOUT SONERA — Regulation — Numbering and Carrier Selection.”

      Sonera makes settlement payments to foreign operators to terminate or route outgoing calls after they leave Sonera’s network. Such payments are shown as a cost under “services bought” which is a component of “operating expenses” in the income statement. See “— Operating Expenses.”

Data Services

      Data services consist of basic data services, (i.e., digital transmission of packet switched data through wired networks) as well as LAN services and intranet services, which consist of network maintenance and management services provided for companies to support their internal networks. Sonera’s basic data services comprise its managed leased line service, FastNet, and its managed packet-switched services, DataPak. Sonera’s LAN and intranet services include its DataNet LAN interconnection and system management services for corporate customers. Revenues from basic data services are generated from monthly subscriptions and additional fees based on usage (with respect to DataPak services) or capacity (with respect to FastNet services). Revenues from LAN and intranet services are generated from monthly subscriptions based on service levels as well as fees from system management services. Revenues from data services depend on the cost and mix of services subscribed, tariff levels and the mix of transmission volumes and durations. The following table sets forth information concerning revenues from data services for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Data Services	79	80	1.3

      Revenues from data services for the six months ended June 30, 2002 increased slightly compared to the same period in 2001. However, the growth was offset by, the divestment of Sonera’s Swedish local corporate customer business in 2001, and by the general price erosion. Sonera expects revenues from its basic data services to remain relatively stable over the next few years while it expects revenues from its DataNet LAN and intranet services and system management business to increase modestly.

Leased Lines

      The following table sets forth information with respect to revenues from leased lines for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Leased Lines	27	30	11.1

      Revenues from leased lines increased by 11 percent in the six months ended June 30, 2002 as compared to the same period in 2001.

Equipment Sales

      Revenues from telecommunications equipment sales include revenues from the sale of telephone terminals, mobile handsets and computers targeted at residential customers, and the sale, construction and maintenance of more complex telephone terminals, private computerized telephone switching systems (PBXs or private branch exchanges), electronic payment terminals (which business was sold in August 2001) and complete network systems targeted at business customers. Revenues from Sonera’s equipment sales also include sales financed by Sonera Gateway Ltd. (formerly Sonera Credit Ltd.), which provides lease financing for Sonera’s customers. In May 2002, Sonera completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €114 million, of which €112 million has already been paid. The rest of the consideration will be paid over the next three years.

      The following table sets forth information with respect to revenues from equipment sales for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Equipment Sales	56	60	7.1

      Revenues generated by equipment sales increased by approximately 7 percent in the six months ended June 30, 2002 as compared to the same period in 2001.

Construction and Maintenance

      The following table sets forth information with respect to revenues from construction and maintenance sales (by Sonera’s former subsidiary, Primatel Ltd.) for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Construction and Maintenance	13	10	(23.1)

      Revenues derived from construction and maintenance have fluctuated based upon the level of network construction orders. Primatel Ltd.’s principal customers have been Sonera’s mobile and fixed line network operators.

      In May 2002, Sonera completed the sale of Primatel to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million.

Other Services

      Revenues from Sonera Telecom’s Other Services consist of revenues from various non-core fixed-line related businesses including network and management consulting services, as well as intra-Group operations such as network capacity sales to other segments, reselling products of other segments to corporate customers of Sonera Telecom and the provision of construction and maintenance services to Mobile Communications Finland. The following table sets forth information with respect to revenues from other services for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Other Services	142	145	2.1

Other Operations

      Revenues from Other Operations consist principally of revenues generated from the provision of administrative functions and centralized services to Sonera’s other business segments, as well as sales generated from certain smaller non-core businesses of Sonera. Revenues from Other Operations were €41 million in the six months ended June 30, 2002 as compared to €45 million in the same period in 2001.

Other Operating Income

      Other operating income consists mainly of revenues from rental income, gains from the sale of business operations, gains from the sale of fixed assets and penalty fees charged to subscribers in connection with the collection of overdue receivables. The following table sets forth information concerning other operating income for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Other operating income	902	382	(57.6)

      Other operating income recorded in the first six months of 2002 consisted in large part of capital gains amounting to €369 million, primarily as a result of Sonera’s sale of Pannon GSM, Sonera Info Communications, Primatel, and Libancell. Other operating income in the first six months of 2001 consisted largely of capital gains amounting to €891 million, primarily, as a result of Sonera’s sale of TietoEnator, VoiceStream and Powertel.

Operating Expenses

      Operating expenses consist of (1) the cost of equipment and materials, (2) services bought, (3) personnel expenses, (4) rental expenses and (5) other operating expenses. Other operating expenses include marketing costs, general administration costs, certain research and development expenses, office maintenance expenses, voluntary personnel costs such as education and health care programs offered to employees, travel costs, insurance, consulting and certain other expenses. The following table sets forth Sonera’s operating expenses on an aggregate basis and as a percentage of total revenue for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
	(in € millions)
Cost of equipment and materials	73	62	(15.1)
Services bought	277	295	6.5
Personnel expenses	272	216	(20.6)
Rental expenses	44	36	(18.2)
Write-downs and losses from sale	—	463	n/m
Other operating expenses	224	132	(41.1)

Total	890	1,204	35.3

      Operating expenses were €1,204 million in the six months ended June 30, 2002, an increase of 35 percent, as compared to €890 million in the same period in 2001. The increase was primarily due to write-downs recorded, partly offset by the decrease in personnel expenses and a decrease in marketing, research and development and start-up costs of Sonera’s Service Businesses segment. Cost of services and goods in aggregate increased by 2 percent in the six months ended June 30, 2002 as compared to the same period in 2001, slightly exceeding the revenue growth of 0.2 percent. Personnel expenses decreased by 21 percent, rental expenses by 18 percent and other operating expenses by 41 percent in the six months ended June 30, 2002 as compared to the same period in 2001.

      Personnel expenses amounted to €216 million in the six months ended June 30, 2002, as compared to €272 million during the same period in 2001. Personnel expenses in the first six months of 2002 and 2001 included €13 million and €3 million, respectively, of non-recurring costs related to Sonera’s personnel reduction program. Sonera expects the number of its employees to decrease in 2002 as compared to 2001. As of June 30, 2002, Sonera had 7,472 employees, a decrease of 26 percent from 10,068 employees at December 31, 2001.

      Write-downs and losses from the sale of shares and fixed assets amounted to €463 million in the six months ended June 30, 2002, as compared to zero during the same period in 2001. As a consequence of an impairment test on Ipse 2000, Sonera recorded a write-down of €436 million as of June 30, 2002, reducing the carrying value of Ipse 2000 to zero. See “— Overview — Impairment Loss Recorded on UMTS Investments in 2002.”

      Other operating expenses amounted to €132 million in the six months ended June 30, 2002, as compared to €224 million during the same period in 2001. Other operating expenses decreased primarily as a result of decreased marketing expenses, research and development expenses and general and administrative expenses.

Depreciation and Amortization

      Depreciation and amortization for the six months ended June 30, 2002 totaled €161 million as compared to €168 million in the same period in 2001. Depreciation and amortization expense decreased principally as a result of businesses sold in 2001 and lower capital expenditures.

Underlying EBITDA and Reported Operating Profit

      Management measures and evaluates the performance of Sonera’s business segments by reviewing, among other things, underlying EBITDA and operating profit.

      Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Sonera’s management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of the operating results from Sonera’s business segments. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the segmental operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      The following table sets forth underlying EBITDA, underlying EBITDA margin, operating profit and operating profit margin for Sonera’s five operating segments and the percentage changes therein for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			(%)
Underlying EBITDA (in euro millions):
Mobile Communications Finland	305	311	2.0
International Mobile Communications	(5)	(3)	40.0
Service Businesses	(155)	(23)	85.2
Sonera Telecom	109	93	(14.7)
Other Operations	(30)	8	126.7

Business segments total	224	386	72.3

Underlying EBITDA margin (%)(1):
Mobile Communications Finland	50.8	50.2	—
International Mobile Communications	— (2)	— (2)	—
Service Businesses	(98.7)	(15.8)	—
Sonera Telecom	21.6	18.3	—
Other Operations	(66.7)	19.5	—
Operating profit (loss) (in euro millions):
Mobile Communications Finland	242	248	2.5
International Mobile Communications	590	(206)	(134.9)
Service Businesses	(182)	22	112.1
Sonera Telecom	54	69	27.8
Other Operations	222	(32)	(114.4)

Sonera consolidated	926	101	(89.1)

Operating profit (loss) margin (%)(3):
Mobile Communications Finland	40.3	40.0	—
International Mobile Communications	— (2)	— (2)	—
Service Businesses	(115.9)	15.1
Sonera Telecom	10.7	13.6	—
Other Operations	493.3	(78.0)	—
Sonera consolidated	85.6	9.3	—

(1)	Underlying EBITDA margin is the ratio of underlying EBITDA to revenues, expressed as a percentage. In calculating underlying EBITDA margin for each segment, the underlying EBITDA for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of underlying EBITDA margin for each segment. See Note 22 to Sonera’s consolidated financial statements and note 10 of Sonera’s unaudited condensed consolidated interim financial statements.

(2)	The underlying EBITDA margin and operating profit margin for the International Mobile Communications segment are not meaningful for any of the periods indicated.

(3)	Operating profit margin is the ratio of operating profit to revenues, expressed as a percentage. In calculating operating profit margin for each segment, the operating profit for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of operating profit margin for each segment. See Note 22 to Sonera’s consolidated financial statements and note 10 of Sonera’s unaudited condensed consolidated interim financial statements.

      Sonera’s consolidated operating profit decreased to €101 million in the six months ended June 30, 2002 as compared to €926 million in the same period in 2001 primarily due to write-downs recorded in the six months ended June 30, 2002 and smaller capital gains than in the same period in 2001. Sonera’s capital gains of €369 million in the six months ended June 30, 2002 were primarily a result of the sale of Pannon GSM, Sonera Info Communications, Primatel and Libancell. Sonera’s capital gains of €891 million in the six months ended June 30, 2001 were primarily a result of the sale of TietoEnator, VoiceStream and Powertel. Sonera’s capital losses and write-downs in the six months ended June 30, 2002 were primarily a result of write-downs of Ipse 2000, 724 Solutions and EWV shares. Sonera’s depreciation and amortization expense totaled €168 million and €161 million in the six months ended June 30, 2001 and 2002, respectively.

      The following table sets forth the relationship between the total underlying EBITDA reported by Sonera’s business segments and the consolidated operating profit for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			(%)
	(in € millions)
Total underlying EBITDA reported by business segments	224	386	72.3
Depreciation and amortization	(168)	(161)	4.2
Capital gains	891	369	(58.6)
Capital losses and write-downs	—	(463)	n/m
Restructuring charges	(21)	(30)	(42.9)

Consolidated operating profit	926	101	(89.1)

      Mobile Communications Finland’s underlying EBITDA increased in the six months ended June 30, 2002 to €311 million compared to €305 million in the same period in 2001. The improvement in underlying EBITDA and operating profit was principally due to increased revenues. Mobile Communication Finland’s EBITDA margin was slightly below the level recorded in the same period in 2001, primarily due to price erosion.

      Depreciation and amortization expense recorded by Mobile Communications Finland totaled €63 million and €63 million in the six months ended June 30, 2001 and 2002, respectively. The operating profit from Mobile Communications Finland increased due to increased underlying EBITDA.

      International Mobile Communications’ underlying EBITDA loss decreased in the six months ended June 30, 2002 as compared to the same period in 2001 primarily as a result of decreased administrative expenses related to the international GSM joint ventures.

      International Mobile Communications does not have any significant depreciation and amortization expense. Instead, the operating profit for International Mobile Communications is affected by capital gains and losses. In the six months ended June 30, 2002, Sonera recorded gains of €220 million from the sale of its 23 percent interest in Pannon GSM and €20 million from the sale of its 14 percent interest in Libancell, and recorded a write-down of €436 million on its 12.55 percent interest in Ipse 2000. In the six months ended June 30, 2001, gains totaling €595 million were recorded from the sale of Sonera’s interests in VoiceStream and Powertel.

      The underlying EBITDA loss for Service Businesses decreased to €23 million in the six months ended June 30, 2002 as compared to €155 million in the same period in 2001 principally due to substantial reduction in expenditures for research and development costs for new services and products and start-up and marketing costs for new businesses. Sonera’s aim is to limit the underlying EBITDA loss of its Service Businesses segment to a maximum of €50 million in 2002, as compared to a loss of €244 million in 2001, and for the segment to achieve at least break-even underlying EBITDA in 2003.

      Depreciation and amortization expense recorded by Service Businesses totaled €22 million and €19 million in the six months ended June 30, 2001 and 2002, respectively. Additionally, the operating profit (loss) from Service Businesses was affected by non-recurring income and charges. In the six months ended June 30, 2001, operating loss included €5 million of restructuring expenses. In the six months ended June 30, 2002, operating profit included a capital gain of €90 million from the sale of Sonera Info Communications business, a capital loss of €15 million from the write-down of Sonera’s investment in 724 Solutions, and restructuring expenses of €11 million.

      Sonera Telecom’s underlying EBITDA decreased to €93 million in the six months ended June 30, 2002, as compared to €109 million in the same period in 2001 principally due to the revised revenue sharing scheme which was introduced in the beginning of 2002 between Sonera Telecom and Mobile Communications Finland for international calls originating with mobile callers, the sale of Primatel and Sonera Gateway’s financing business, and provisions recorded for the financial difficulties of KPNQwest and WorldCom financial difficulties.

      Depreciation and amortization expense recorded by Sonera Telecom totaled €64 million and €63 million in the six months ended June 30, 2001 and 2002, respectively. Additionally, the operating profit for Sonera Telecom was affected by capital gains of €35 million in the six months ended June 30, 2002, attributable to the sale of Sonera Primatel and Sonera Gateway’s financing business. In the six months ended June 30, 2001, non-recurring items consisted primarily of a gain recorded from the sale of Sonera’s Swedish local corporate customer business.

      Operating profit for Other Operations is mainly affected by capital gains and losses, and other non-recurring income or charges recorded for operations or investments within Other Operations. In the six months ended June 30, 2001, a gain of €286 million was recorded from the sale of interest in TietoEnator. In the six months ended June 30, 2002, non-recurring expenses of €24 million were recorded, which included €9 million related to the planned merger with Telia and €9 million for capital losses and write-downs.

Equity (Loss) in Associated Companies

      Investments accounted for by using the equity method of accounting are investments in associated companies that Sonera does not control but over which Sonera exercises a significant influence. Generally, Sonera considers that it has significant influence when it holds between 20 to 50 percent of the share capital and voting rights of another company.

      In the first six months of 2001 and 2002, respectively, equity loss in Sonera’s associated companies was mainly affected by the results of the following entities:

	Six months ended
	June 30,

	2001	2002

	(in € millions)
Turkcell Iletisim Hizmetleri A.S.	(33)	(18)
Fintur Holdings B.V.(1)	(60)	(46)
UMTS associated companies(2)	(12)	(77)
Other mobile operators	25	16
Fixed network operators	16	14
Other associated companies	—	4
Write-down of Group 3G	—	(3,844)
Amortization of goodwill	(30)	(28)

Total	(94)	(3,979)

(1)	In August 2002, Sonera purchased an additional 23.24 percent interest in Fintur, raising its total holding in Fintur to 58.55 percent.

(2) Excluding the write-down recorded on Group 3G.

      In compliance with the accounting practice adopted by Sonera in 2000, Sonera’s results of operations for each quarter include the results generated by Turkcell and Fintur in the preceding quarter. In the six months ended June 30, 2002, Sonera’s share of Turkcell’s loss was €18 million, as compared to a loss of €33 million for the same period in 2001, while Sonera’s share of Fintur’s loss was €46 million in the six months ended June 30, 2002, as compared to a loss of €60 million in the same period in 2001. Equity income in other associated GSM operating companies amounted, in the aggregate, to €25 million for the six months ended June 30, 2002 as compared to €16 million for the same period in 2001.

      Sonera’s equity loss in Group 3G, excluding the write-down, was €77 million in the six months ended June 30, 2002, as compared to €10 million in the same period in 2001. As a consequence of an impairment test on Group 3G, Sonera recorded a write-down of €3,844 million as of June 30, 2002, reducing the carrying value of Group 3G to zero. See “— Overview — Impairment Loss Recorded on UMTS Investments in 2002.”

      Sonera estimates that it will record a significant equity loss from its associated companies in 2002 resulting from, among other things, the write-down recorded on Group 3G as of June 30, 2002 and outlays on digital TV and Internet businesses incurred prior to the reorganization of Fintur in August, 2002. See “INFORMATION ABOUT SONERA — Others Operations — International and Other Significant Investments — Mobile Telecommunications Operations — Turkcell and Fintur.” Sonera currently estimates that its share of the results in associated companies, excluding the write-down of Group 3G, will result in a non-cash equity loss of between €150 and €200 million in 2002.

      During the six months ended June 30, 2002, estimated total revenues generated by Sonera’s associated companies in the area of GSM mobile communications were €1,497 million as compared to €1,926 million in the same period in 2001, a decrease of 22 percent, primarily due to lower revenues in euro terms from Turkcell and the sale of Sonera’s interest in Pannon GSM at the beginning of February 2002. Revenues decreased by 12 percent in comparable terms. The aggregate number of mobile telecommunications customers of these associated companies was approximately 18.4 million on June 30, 2002, as compared to 15.2 million on June 30, 2001.

      During the six months ended June 30, 2002, estimated total revenues generated by Sonera’s associated companies providing fixed network services in Finland and in the Baltic States rose by four percent to €416 million from €399 million in the same period in 2001. The aggregate number of fixed network customers of these associated companies was approximately 2.4 million on June 30, 2002, as compared to 2.6 million on June 30, 2001.

Capital Loss from the Sale of Remaining Deutsche Telekom Shares

      During the first quarter of 2002, Sonera sold its approximately 26.0 million remaining Deutsche Telekom shares from the sale of VoiceStream and Powertel to Deutsche Telekom in 2001. Sonera received cash proceeds of €466 million from the sales of the Deutsche Telekom shares, which equals an average price of approximately €17.95 per share. As the shares were recorded at their market value of €19.40 in the balance sheet as of December 31, 2001, a capital loss of approximately €38 million was recorded from the sales for the first six months of 2002. Additionally, Sonera received approximately 2.8 million Deutsche Telekom shares in April 2002, when it received the FCC approval to exercise its put option to sell EWV shares to Deutsche Telekom. The sale of these shares resulted in a capital loss of €5 million for the first six months of 2002.

Financial Income and Expense

      The following table sets forth Sonera’s financial income and expense for the periods indicated:

	Six months ended
	June 30,

	2001	2002

	(in € millions)
Dividend income	12	—
Interest income	96	66
Interest expense	(158)	(75)
Capitalized interest	27	23
Other financial income (expense)	(2)	(2)
Net exchange losses	(2)	—

Net financial (expenses) income	(27)	12

      Sonera’s net financial expenses decreased in the six months ended June 30, 2002 as compared to the same period in 2001 principally due to lower net debt levels.

      The amount of net interest-bearing debt decreased to €2,142 million at June 30, 2002, from €5,122 million at June 30, 2001. On June 30, 2002, the equity-to-assets ratio was 32.9 percent and the net debt-to-equity (gearing) ratio 115.3 percent as compared to an equity-to-asset ratio of 39.7 percent and a net debt-to-equity (gearing) ratio of 128.9 percent on June 30, 2001.

Income Taxes

      The following table sets forth the tax charges Sonera incurred, the percentage of income taxes Sonera incurred relative to its profit before income taxes and minority interest, and the Finnish statutory income tax rate for the periods indicated:

	Six months ended
	June 30,

	2001	2002

	(in € millions, except
	percentages)
Income tax (expense) benefit	(128)	1,246
Income taxes, in relation to profit (loss) before taxes (%)	15.9	31.9
Finnish statutory income tax rate (%)	29.0	29.0

      The applicable Finnish corporate income tax rate during the first six months ended June 30, 2001 and 2002 was 29 percent. In the first six months ended June 30, 2002, the difference between income tax benefit as a percentage of loss before income taxes and minority interest and the statutory rate was mainly due to tax-free capital gains. Similarly, in the first six months ended June 30, 2001, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory rate was mainly due to tax-free capital gains.

      Sonera is currently being tax audited by the Finnish Tax Authorities for Finnish income taxes, value added taxes and payroll taxes in Finland for the fiscal years 1996 through 2001. Management believes that all transactions carried out by Sonera have been made in compliance with Finnish tax legislation and foreign tax regulations, when applicable. Sonera has also requested advanced tax rulings for certain significant transactions, in an effort to ascertain the applicable tax treatment of such transactions. Management is currently unable to assess the likely outcome of this audit and whether Sonera may be liable for any past taxes, penalties or interest. However, management currently believes that the outcome of this audit should not have a material impact on Sonera’s financial condition, results of operations and cash flows.

Net Income (Loss)

      The following table sets forth Sonera’s net income (loss) and earnings (loss) per share information for the periods indicated:

	Six months ended
	June 30,

	2001	2002	Change

			%
Net income (loss) (in € millions)	678	(2,663)	(492.8)
Number of shares outstanding at end of period (thousands)	906,091	1,114,752	23.0
Average number of shares outstanding (thousands)(1)	906,091	1,114,752	23.0
Earnings (loss) per share (in euros)(2)	0.74	(2.39)	(423.0)

(1)	Amounts for the first six months of 2001 have been adjusted to take into account the effect of the rights offering, which was completed in December 2001.

(2)	Net income (loss) divided by the average number of shares outstanding during the period.

      A net loss was reported in the first six months of 2002 as compared to net income in the same period in 2001 primarily due to write-downs recorded on Group 3G and Ipse 2000, and lower capital gains than in the same period in 2001, partly offset by the deferred tax benefit recorded on the write-downs.

Results of Operations for the Years Ended December 31, 1999, 2000 and 2001

Revenues

      The following table sets forth Sonera’s revenues by segment and line of business and as a percentage of total revenues for the periods indicated:

	Year ended December 31,

	1999		2000		2001

	€	%	€	%	€	%

	(in millions, except percentages)
Mobile Communications Finland:
Voice services	900	48.7	1,020	49.6	1,066	48.7
Non-voice services	84	4.5	114	5.5	147	6.7

Subtotal	984	53.2	1,134	55.1	1,213	55.5

International Mobile Communications	4	0.2	5	0.2	4	0.2
Service Businesses	175	9.5	254	12.3	321	14.7
Sonera Telecom:
Domestic voice	250	13.5	247	12.0	222	10.2
International voice	120	6.5	109	5.3	149	6.8
Data Services	168	9.1	165	8.0	151	6.9
Leased lines	32	1.7	52	2.5	56	2.6
Equipment sales	114	6.2	125	6.1	118	5.4
Construction and maintenance	24	1.3	34	1.7	35	1.6
Other services	272	14.7	288	14.0	293	13.4

Subtotal	980	53.0	1,020	49.6	1,024	46.8

Other Operations	98	5.3	85	4.1	113	5.2
Intra-Group sales(1)	(392)	(21.2)	(441)	(21.4)	(488)	(22.3)

Total	1,849	100.0	2,057	100.0	2,187	100.0

(1)	For each of the periods presented in the table above, intra-Group sales consisted primarily of the following: (a) sale of network capacity and construction and maintenance services by Sonera Telecom to Mobile Communications Finland, (b) sales of products by Mobile Communications Finland and Service Businesses to Sonera Telecom for further resale by Sonera Telecom to its corporate customers and (c) centralized services provided and invoiced by Other Operations to each of the other segments.

Mobile Communications Finland

      The table below sets forth revenues and other statistical information regarding Sonera’s mobile services for the periods indicated:

				Year ended
	Year ended December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions, except as indicated)			(% change)
Revenues:
Voice services	900	1,020	1,066	13.3	4.5
Non-voice services	84	114	147	35.7	28.9
Number of subscriptions at period end:
Separated by type of service:
GSM	1,938,644	2,281,916	2,421,533	17.7	6.1
NMT	197,597	55,863	38,250	(71.7)	(31.5)
Service operator subscriptions in Sonera’s Network	1,545	26,783	50,245	1,633.5	87.6

Total	2,137,786	2,364,562	2,510,028	10.6	6.2

Separated by type of subscription:
Business(1)	453,615	480,191	501,848	5.9	4.5
Residential(1)	1,682,626	1,857,588	1,957,935	10.4	5.4

Total(1)	2,136,241	2,337,779	2,459,783	9.4	5.2

Total traffic (millions of minutes)(2)	3,173	3,724	4,215	17.4	13.2
Total number of SMS messages (millions of messages)	438.8	618.3	744.4	40.9	20.4
Average monthly minutes of use per subscription (in minutes)(3)	130	139	145	6.9	4.3
Average monthly SMS messages per subscription (in messages)	20.7	25.2	26.4	21.7	4.8
Average monthly revenue per subscription (in euros)(4)	38.8	40.4	40.5	4.1	0.2

(1)	Business and residential subscriptions have been divided according to tax identification number. Service operator subscriptions are excluded.

(2)	Includes outgoing mobile to mobile and mobile to fixed line calls and calls from subscribers of other operators roaming in Sonera’s network. Excludes traffic generated by service operator subscriptions.

(3)	Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for Sonera’s services for the period by the average number of subscriptions for the period divided by the number of months in the period. Service operator subscriptions and related traffic are excluded.

(4)	Average monthly revenue per subscription is calculated by dividing revenues for the period of Sonera’s services by the average number of subscriptions for the period divided by the number of months in the period. Service operator subscriptions and related revenues are excluded.

      In 2001, revenues from Mobile Communications Finland amounted to €1,213 million, an increase of approximately seven percent as compared to €1,134 million in 2000. The growth in 2001 was principally due to higher traffic volumes and increased demand for value-added services. The increase in comparable revenues, which takes into account the sale of a portion of Sonera’s shares in Suomen Erillisverkot Oy in December 2000, was nine percent. In addition, growth was particularly strong in non-voice services, where revenues grew by 29 percent to €147 million in 2001 as compared to €114 million in 2000.

      Average monthly revenue per subscription for Sonera’s mobile services increased in 2001 as compared to 2000 and in 2000 as compared to 1999 primarily as a result of increased usage of mobile phones by Sonera’s

GSM subscribers and the substantial increase in the usage of value-added services, including SMS. Average monthly revenue per subscription for Sonera’s mobile services increased despite the negative effect of tariff reductions implemented throughout the period in response to increased competition in the market.

Voice services

      The number of Sonera GSM subscriptions grew by 6.1 percent in 2001, and totaled 2,421,533 at December 31, 2001 compared to 2,281,916 at December 31, 2000. Sonera’s customer churn rate was 10.1 percent in 2001, as compared to 9.7 percent in 2000.

      Sonera’s total NMT subscription base decreased by 41 percent in 1999, by 71.7 percent in 2000 and by 31.5 percent in 2001. The number of NMT subscriptions at December 31, 2001 was 38,250 as compared to 55,863 at December 31, 2000. The dramatic decrease in NMT subscriptions in 2000 was primarily due to the removal of NMT 900 subscriptions from the network when Sonera discontinued NMT 900 network services on December 31, 2000. NMT 450 mobile services will be discontinued on December 31, 2002 and the opening of new NMT 450 subscriptions ended on August 15, 2001 due to decreased monthly usage of Sonera’s NMT 450 services and the migration of NMT subscribers to GSM services.

      Traffic increased primarily as a result of growth in the GSM subscription base and an increase in average monthly usage per GSM subscription. Since January 1, 2001, Mobile Communications Finland has also generated revenues from new international termination fees for calls terminating on Sonera’s mobile network. Increases in traffic revenues were partially offset by a decline in the NMT subscriber base and a decrease in the average monthly minutes of use per NMT subscription, as well as decreases in GSM and NMT traffic tariffs.

      The increase in average monthly usage by GSM residential and business subscriptions was due to the migration from fixed line traffic to mobile traffic and declining mobile tariffs.

      Mobile interconnection fees, which include fees charged to other Finnish mobile operators for terminating calls on Sonera’s mobile network, accounted for approximately seven percent, nine percent and nine percent of Sonera’s mobile revenues for 1999, 2000 and 2001, respectively. Revenues from mobile interconnection fees increased in 2001 as compared to 2000 and in 2000 as compared to 1999, reflecting the increase in calls originating on other operators’ mobile networks that terminated on Sonera’s mobile network as a result of the increased size of Sonera’s and other operators’ subscriber base.

      Mobile interconnection traffic includes traffic from other Finnish mobile operators terminating on Sonera’s mobile network. Mobile interconnection is covered by bilateral interconnection agreements. Mobile interconnection tariffs were generally stable between January 1, 1998 and September 1, 2001. On September 1, 2001, Sonera implemented reductions of approximately 15 to 20 percent to its mobile interconnection tariffs under its commercial agreements with other Finnish operators. Mobile access and termination fees charged by Sonera are under legal challenge, and if adversely decided, Sonera may incur liability. Also Sonera’s interconnection agreements may need to be revised if the decision requires it to implement lower tariffs than are provided for in the new interconnection agreements. See “INFORMATION ABOUT SONERA — Legal and Regulatory Proceedings — Interconnection Fees.”

Non-voice services

      Revenues from non-voice services, including SMS text messages and content services, increased approximately 29 percent to €147 million in 2001 from €114 million in 2000 and 36 percent in 2000 from €84 million in 1999. During 2001, non-voice services generated approximately 12.1 percent of total mobile communications revenues as compared to approximately 10.1 percent in the same period in 2000. This increase resulted primarily from the increase in the number of SMS messages from 618 million in 2000 to 744 million in 2001. In 2001, each Sonera GSM subscriber transmitted on average 26 SMS messages per month as compared to 25 per month for the same period in 2000. Approximately 72 percent of Sonera GSM subscribers used SMS text messages on a monthly basis during 2001, as compared to approximately 68 percent during the same period in 2000, and 33 percent of the subscribers used content services on a monthly basis, as compared to 32 percent in 2000. Sonera expects that the price level of SMS messages will decrease in the future due to increased competition. Sonera may also be required to decrease the price of SMS messages due to results of pending regulatory proceedings against Sonera. See “INFORMATION ABOUT SONERA — Legal and Regulatory Proceedings — Pricing of SMS Services.”

International Mobile Communications

      International Mobile Communications focuses principally on administering Sonera’s holdings in international GSM operators and third generation joint ventures. International Mobile Communications generated revenues of €4 million, €5 million and €4 million in 1999, 2000 and 2001, respectively.

Service Businesses

      In total, Sonera’s Service Businesses segment generated revenues of €321 million in 2001. External revenues from Sonera’s Service Businesses amounted to approximately 11 percent of Sonera’s total revenues for the year.

      The following table sets forth the revenues of Sonera’s Service Businesses segment for the periods specified:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Service Businesses	175	254	321	45.1	26.4

      Revenues from Sonera’s Service Businesses segment increased in 2001 as compared to 2000 due to growth in demand for the services of Sonera Zed, SmartTrust AB, Sonera Info Communications and Sonera Juxto. With the exception of the Sonera Info Communications directory services business and the Sonera Plaza Internet access service business, Service Businesses did not generate significant revenues prior to 2000.

      Sonera Plaza generated revenues principally from its Internet access service business. Revenues from Sonera Plaza increased in 2001 as compared to 2000 and in 2000 as compared to 1999 principally as a result of the growth in the number of subscribers to its Internet access and hosting services, as well as increased use of the Internet services. The number of Sonera Internet subscriptions, which are provided by Sonera Plaza in Finland, increased by 17.9 percent to 244,000 in 2001 as compared to 2000. In May 2001, Sonera Plaza sold its access business in the Netherlands and in July 2001, Sonera Plaza sold its portal business and dial up business in the Netherlands.

      Revenues from Sonera Info Communications increased in 2001 as compared to 2000 and in 2000 as compared to 1999 as a result of increased volumes of operator assisted and electronic directory services and higher demand for printed directories. Sonera’s acquisition of a majority interest in Intra Call Center in May 2000 also had a positive impact on Sonera Info Communications’ revenue in 2000. In March 2002, Sonera sold Sonera Info Communications Ltd and related directory assistance operations for approximately €113 million.

      Sonera Juxto derived most of its revenues from the corporate segment through providing application and management services. Sonera Juxto’s revenues, which have been principally generated by management services, were boosted in 2001 by its acquisition of Frontec Support and Operations AB, a Swedish application management services company, in December 2000, and the transfer of certain management services from Sonera Telecom to Sonera Juxto in 2000. Sonera Juxto’s revenues increased in 2000 as compared to 1999 principally due to higher demand for its advanced application and management services and as a result of the transfer of certain management services from Sonera Telecom to Sonera Juxto.

      Prior to 2000, Sonera SmartTrust Ltd derived most of its revenue from its operation of a secure electronic payment network for Finnish customers. Beginning in 2000, Sonera SmartTrust Ltd began generating revenues from licensing fees in connection with its infrastructure software for managing and securing wireless services, as well as from professional services for product installation and maintenance and third party product sales. In April 2000, Sonera acquired Across of Sweden, a provider of wireless Internet-based service platforms, and in June 2000, Sonera acquired iD2 of Sweden, a provider of secure authentication services based on PKI and smart card technology. These businesses, which were incorporated into Sonera SmartTrust Ltd’s operations, have been the primary drivers of Sonera SmartTrust Ltd’s increased commercial activity and revenue growth.

      However, in the course of the updating of the strategy and business plan for Sonera SmartTrust Ltd, it became evident that the future cash flow expectations of Sonera SmartTrust Ltd were lower than at the time Sonera completed the acquisitions of Across and iD2 in April and June of 2000, respectively. As a result of these and other findings, Sonera recorded an impairment loss of €704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2. Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

      On January 1, 2002, Sonera adopted SFAS 142 “Goodwill and Other Intangible Assets,” but has not completed the first step of the transitional goodwill impairment test as of the date of this prospectus. It is not practicable to reasonably estimate the impact of adopting SFAS 142 on Sonera’s financial statements as of the date of this prospectus, including whether Sonera will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. The first step of the transitional goodwill impairment test is required to be completed by June 30, 2002.

      Prior to 2000, Sonera Zed had no significant commercial activity. In 2001, Sonera Zed generated revenues of €21 million as compared to €7 million in 2000. This increase is primarily due to Sonera Zed’s international service launches in 2001. Zed launched its services in the United Kingdom and Germany in March 2001, and in Italy in the third quarter of 2001.

Sonera Telecom

      Revenues from Sonera Telecom were €980 million, €1,020 million and €1,024 million in 1999, 2000 and 2001, respectively. Revenues from Sonera Telecom in 2001 as compared to 2000 remained largely unchanged. The growth in comparable revenues taking into account disposals of businesses was two percent in 2001 as compared to 2000. The increase in revenues in 2000 as compared to 1999 was primarily due to increased leased line revenues.

Fixed Network Voice Services

      The table below sets forth domestic voice revenues and certain information regarding traffic and Sonera’s access lines for the periods indicated:

				Year ended
	Year ended December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions, except as indicated)			(% change)
Domestic voice revenues:
Local calls(1)	199	198	188	(0.5)	(5.1)
Long distance calls(2)	28	25	21	(10.7)	(16.0)
Interconnection revenues	23	24	13	4.3	(45.8)

Total	250	247	222	(1.2)	(10.1)

Domestic traffic (in millions of minutes):
Local calls(1)	1,869	1,834	1,817	(1.9)	(0.9)
Long distance calls(2)	667	588	518	(11.8)	(11.9)

Total	2,536	2,422	2,335	(4.5)	(3.6)

Number of access lines at end of period:
Standard	604,539	561,989	532,748	(7.0)	(5.2)
ISDN	37,225	47,515	51,156	27.6	7.7
2 Mbps	3,721	3,815	3,936	2.5	3.2

Total equivalent lines(3)	790,619	771,469	753,140	(2.4)	(2.4)

(1)	Revenues and minutes accrued from calls originating on Sonera’s fixed network and terminated within the same telecommunications area as well as subscription, connection and other charges.

(2)	Revenues and minutes accrued from calls utilizing Sonera’s trunk network including long distance calls placed by subscribers of other service operators that are routed through Sonera’s trunk network.

(3)	For purposes of calculating total equivalent lines, ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines.

      Aggregate revenues from domestic voice services in 2001 decreased as compared to 2000 principally because of the decrease in the number of long distance call minutes and subscriptions. Domestic voice revenues decreased slightly in 2000 as compared to 1999 principally as a result of lower local and long distance calling minutes partly offset by higher tariffs. Revenues from subscription, connection and other charges have been negatively affected by the decrease in the number of standard access line connections as residential subscribers have moved away from Sonera’s traditional service areas located principally in the more sparsely populated areas of eastern and northern Finland as well as the trend of people switching from fixed line to mobile phone use. Although the number of equivalent lines has generally been stable, mainly attributable to an increase in the number of ISDN and 2 Mbps lines, these higher capacity lines typically have lower monthly subscription charges than standard access lines on a per equivalent line basis. The growth in the number of ISDN and 2 Mbps lines throughout the period reflects Sonera’s strategy of building fiber optic local loop infrastructure in the largest cities in Finland primarily to attract business customers.

      Long distance call revenues decreased in 2001 as compared to 2000 primarily as a result of a reduction in long distance call traffic volume. Long distance call revenues decreased slightly in 2000 as compared to 1999. On July 1, 1999, Sonera increased its domestic long distance tariff in response to both increased costs and the decline in domestic long distance traffic. Sonera believes that it will continue to experience a gradual decline in domestic long distance traffic in the future as subscribers switch from fixed-line services to mobile telecommunications services.

      Interconnection revenues decreased in 2001 as compared to 2000 primarily as a result of structural interconnect product changes introduced in the beginning of 2001 related to mobile termination and company numbers. Interconnection revenues remained largely unchanged in 2000 as compared to 1999.

International voice revenues

      The following table sets forth information concerning international traffic revenues and outgoing and incoming international traffic for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions, except			(% change)
	as indicated)
International voice revenues:
Outgoing international(1)	66	69	76	4.5	10.1
Incoming international(2)	44	33	42	(25.0)	27.3
Foreign subsidiaries	10	7	31	(30.0)	342.9

Total	120	109	149	(9.2)	36.7

International traffic (in millions of minutes):
Outgoing international(3)	229	231	232	0.9	0.4
Incoming international(4)	338	368	417	8.9	13.3

(1)	Outgoing international revenues include revenues generated from Finland-originated international calls, including calls placed by subscribers of other service operators that are routed through Sonera’s international network. These amounts show gross revenues before deduction of settlement payments to foreign operators to carry Sonera’s outgoing traffic, which are reflected as “services bought” expenses in the income statement.

(2)	Incoming international revenues include revenues generated from Finland-terminated international calls, including calls terminating with subscribers of other service operators that are routed through Sonera’s international network, as well as international transit traffic utilizing Sonera’s international network.

(3)	Outgoing international traffic includes Finland-originated international calls, including calls placed by subscribers of other service operators that are routed through Sonera’s international network.

(4)	Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators that are routed through Sonera’s international network, as well as international transit traffic utilizing Sonera’s international network.

      Revenues from international voice services increased by 36.7 percent in 2001 as compared to 2000 and decreased in 2000 as compared to 1999. Revenues from outgoing and incoming international traffic increased in 2001 as compared to 2000 mainly as a result of the introduction of an international termination fee for mobile calls. The increase in foreign subsidiaries in 2001 as compared to 2000 was primarily due to a substantial growth in transit volume. Revenues from incoming international traffic decreased in 2000 as compared to 1999 primarily as a result of decreases in the settlement rates Sonera charged to foreign telecommunications operators for terminating calls on its network.

Data Services

      The following table sets forth information concerning revenues from data services for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Data Services	168	165	151	(1.8)	(8.5)

      Revenues from data services decreased in 2001 as compared to 2000 as a result of the divestment of Sonera’s Swedish local corporate customer business. Growth in revenues from data services in 2001 was offset by the decrease in the average price levels as compared to 2000. Revenues from data services decreased in 2000 as compared to 1999 and in 2001 as compared to 2000, principally as a result of the transfer of some advanced systems management services from the data services area to Sonera Juxto during 2000.

Leased Lines

      The following table sets forth information with respect to revenues from leased lines for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Leased Lines	32	52	56	62.5	7.7

      Revenues from leased lines increased in 2001 as compared to 2000 primarily as a result of the increased capacity sales volumes. Growth in revenues from leased lines in 2001 was partially offset by the decrease in the average price levels as compared to previous years. Revenues from leased lines increased in 2000 as compared to 1999 primarily due to the significant amount of data traffic generated by Sonera’s fiber optic connection between St. Petersburg and Moscow for which Sonera received a license in February 2000.

Equipment Sales

      The following table sets forth information with respect to revenues from equipment sales for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Equipment Sales	114	125	118	9.6	(5.6)

      Revenues from equipment sales decreased in 2001 as compared to 2000 due to the lower market demand for mobile handsets and the general economic downturn. The increase in revenues from equipment sales in 2000 as compared to 1999 was primarily due to very strong Christmas sales of mobile handsets and related accessories. In 2000 and 1999, Sonera’s equipment sale revenues benefited from increased sales volumes of mobile handsets, PBX equipment, Internet service packages and LAN systems equipment. Revenues from Sonera’s equipment sales also include sales financed by Sonera Gateway Ltd. (formerly Sonera Credit Ltd.), which provides lease financing for some of Sonera’s customers. In May 2002, Sonera completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €114 million, of which €112 million has already been paid. The rest of the consideration will be paid over the next three years.

Construction and Maintenance

      The following table sets forth information with respect to revenues from construction and maintenance sales (by Sonera’s former subsidiary, Primatel Ltd.) for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Construction and Maintenance	24	34	35	41.7	2.9

      In July 1999, Sonera’s construction and maintenance services business was transferred to its wholly-owned subsidiary, Primatel Ltd. Primatel which provides installation and maintenance services both to Sonera and third parties, including other telecommunications operators and end-users such as public utilities, corporations and residential customers. In May 2002, Sonera completed the sale of Primatel to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million.

      Revenues from construction and maintenance in 2001 as compared to 2000 remained largely unchanged. Revenues from construction and maintenance increased in 2000 as compared to 1999 primarily as a result of orders from other telecommunications operators which installed new cables in Helsinki and other parts of Finland.

Other Services

      The following table sets forth information with respect to revenues from other services for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Other Services	272	288	293	5.9	1.7

      Revenues from Other Services increased slightly in 2001 as compared to 2000 and 2000 as compared to 1999, principally as a result of higher resales of products purchased from Mobile Communications Finland and Service Businesses and increased provision of construction and maintenance services to Mobile Communications Finland.

Other Operations

      Revenues from Other Operations consist principally of revenues generated from the provision of administrative functions and centralized services to Sonera’s other business segments, as well as sales generated from certain smaller non-core businesses. Revenues from Other Operations were €98 million, €85 million and €113 million in 1999, 2000 and 2001, respectively. The changes for each year reflect the changes in volume of centralized services provided to Sonera’s other business segments, as well as the changes in certain smaller non-core businesses.

Other Operating Income

      The following table sets forth information concerning other operating income for the periods indicated:

	Year ended
	December 31,

	1999	2000	2001

	(in € millions)
Rental income	3	4	4
Gains from sales of business operations and shares	24	729	889
Gain from Aerial/ VoiceStream merger	—	835	—
Gains from sales of fixed assets	1	—	2
Fees charged on collection of overdue receivables	11	13	13
Other items	6	8	8

Total	45	1,589	916

      Other operating income decreased in 2001 as compared to 2000 largely as a result of significantly higher gains from sales of business operations and shares in 2000 as compared to 2001. The largest gains in 2001 included a gain of €595 million from the sale of Sonera’s interest in VoiceStream and Powertel, and a gain of €286 million from the sale of Sonera’s interest in TietoEnator. The largest gains in 2000 included the non-cash gain of €835 million related to the Aerial-VoiceStream merger and the conversion of Sonera’s shares of

Aerial into shares of VoiceStream in connection with the merger, and a gain of €680 million from the sale of Turkcell shares in connection with Turkcell’s initial public offering. Other operating income increased dramatically in 2000 compared to 1999 since there were no significant capital gains recorded in 1999.

Operating Expenses

      The following table sets forth Sonera’s operating expenses broken down by type and as a percentage of total revenues for the periods indicated:

	Year ended December 31,

	1999		2000		2001

	€	%	€	%	€	%

	(in millions, except percentages)
Cost of equipment and materials	142	7.7	160	7.8	143	6.5
Services bought	431	23.3	511	24.8	565	25.8
Personnel expenses	340	18.4	445	21.6	512	23.4
Rental expenses	47	2.5	65	3.2	93	4.3
Other operating expenses	266	14.4	418	20.3	507	23.2

Total	1,226	66.3	1,599	77.7	1,820	83.2

Cost of equipment and materials

      Cost of equipment and materials consists of costs (1) incurred with respect to the purchase of equipment for resale to customers and (2) associated with telecommunications hardware and materials to provide and maintain services rendered to customers.

      In 2001 as compared to 2000, the cost of equipment and materials decreased principally due to a lower volume of equipment and system sales. In 2000 as compared to 1999, the cost of equipment and materials increased principally as a result of an increase in the volume of equipment and system sales.

Services bought

      Expenses associated with services bought include (1) payments made to other telecommunications operators, including interconnection fees to domestic telecommunications operators, leased line fees and settlement payments (payments to foreign operators for carrying and terminating international traffic originating from Sonera’s network) to international network operators, and (2) payments for other services bought, including network repair and maintenance subcontracting and other subcontracting services and commissions to dealers for new mobile subscriptions and to vendors for sales of public telephone cards. The following table sets forth Sonera’s costs of services bought and the percentage changes therein for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Payments to other operators for use of networks	263	317	351	20.5	10.7
Payments for other external services	168	194	214	15.5	10.3

Total	431	511	565	18.6	10.6

      Costs of services bought increased in 2001 as compared to 2000 and in 2000 as compared to 1999 as a result of increased payments to other operators and payments for other external services. Payments to other operators increased throughout the period principally due to increased mobile interconnection costs arising out of the growth in mobile traffic volumes. External service payments increased substantially in line with revenue growth.

Personnel expenses

      Personnel expenses include wages and salaries, pension expenses and certain other expenses such as social security, insurance and other legally mandated payroll costs. The following table sets forth Sonera’s personnel expenses and the percentage changes therein for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Wages and salaries	279	369	404	32.3	9.5
Pension expenses	29	45	64	55.2	42.2
Other personnel expenses	32	31	44	(3.1)	41.9

Total	340	445	512	30.9	15.1

      Personnel expenses increased in 2001 as compared to 2000 largely due to non-recurring costs relating to Sonera’s personnel reduction program. As of December 31, 2001, Sonera had 10,068 employees, as compared to 11,271 employees at December 31, 2000. Wages and salaries increased sharply in 2000 as compared to 1999 principally due to significant increases in the number of employees and the hiring of a greater number of higher paid employees in Sonera’s Service Businesses segment. Sonera’s acquisitions of Across Holding and iD2 in 2000 also contributed to this increase in Sonera’s personnel expenses. Overall, the average number of Sonera’s employees increased by two percent in 2001 as compared to 2000 and by 11 percent in 2000 as compared to 1999. Personnel costs relating to the construction of telecommunications networks in the amounts of €19 million, €16 million and €27 million for 1999, 2000 and 2001, respectively, have been capitalized and are not presented as personnel expenses in Sonera’s income statement.

      As required by Finnish pension legislation, Sonera makes monthly contributions to the PT Pension Fund to fund pension obligations for most of its employees. As of January 1, 2002, pension contributions are made to Sonera’s new Sonera Pension Fund, which was created on January 1, 2002 when the PT Pension Fund was split up. Other personnel expenses consist of amounts paid in respect of social security and other legally mandated payments that depend, among other things, on the base level of wages and salaries and the number of employees. See “DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF SONERA — Employees.”

Rental expenses

      Rental expenses, which relate primarily to the lease of office space increased in 2001 as compared to 2000 and in 2000 as compared to 1999 due to Sonera’s leasing of additional office space to accommodate the increased number of employees throughout the period. In addition, rental expenses also increased in 2001 due to provisions recorded for certain empty office space as a result of the personnel reduction program in late 2001.

Other operating expenses

      The following table sets forth Sonera’s other operating expenses and the percentage changes therein for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Other operating expenses	266	418	507	57.1	21.3

      Other operating expenses increased in 2001 as compared to 2000 primarily as a result of write-downs on shares and fixed assets, largely due to fixed asset write-downs in Sonera Zed, and write-offs or write-downs of Sonera’s investments in Broadband Mobile, Conduit Plc and certain other minority shareholdings. Other operating expenses increased in 2000 as compared to 1999 as a result of higher spending on the development, start-up and marketing of Sonera’s Service Businesses, including, in particular, Sonera Zed, Sonera Plaza and Sonera SmartTrust Ltd.

Depreciation and Amortization

      The following table sets forth depreciation and amortization and the percentage changes therein for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Telecommunications networks	211	214	222	1.4	3.7
Other property, plant and equipment	52	66	82	26.9	24.2
Amortization of intangible assets	18	19	28	5.6	47.4

Total	281	299	332	6.4	11.0

      Depreciation and amortization expense increased in 2001 as compared to 2000 principally as a result of ongoing investment in both Sonera’s mobile and fixed-line networks. Depreciation increased in 2000 as compared to 1999 primarily as a result of capital expenditures related to the development of Sonera’s Service Businesses.

Underlying EBITDA and Reported Operating Profit

      Management measures and evaluates the performance of Sonera’s business segments by reviewing, among other things, underlying EBITDA and operating profit.

      Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Sonera’s management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of the operating results from Sonera’s business segments. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the segmental operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      The following table sets forth underlying EBITDA, underlying EBITDA margin, operating profit and operating profit margin for Sonera’s five operating segments for the periods indicated:

	Year ended December 31,

	1999	2000	2001

Underlying EBITDA (in euro millions):
Mobile Communications Finland	472	532	604
International Mobile Communications	(8)	(13)	(14)
Service Businesses	(47)	(290)	(244)
Sonera Telecom	230	265	230
Other Operations	—	7	(14)

Business segments total	647	501	562

Underlying EBITDA margin (%)(1):
Mobile Communications Finland	48.0	46.9	49.8
International Mobile Communications	— (2)	— (2)	— (2)
Service Businesses	(26.9)	(114.2)	(76.0)
Sonera Telecom	23.5	26.0	22.5
Other Operations	—	8.2	(12.4)
Operating profit (in euro millions):
Mobile Communications Finland	349	414	477
International Mobile Communications	(4)	1,502	569
Service Businesses	(60)	(335)	(384)
Sonera Telecom	102	162	108
Other Operations	—	5	181

Sonera consolidated	387	1,748	951

Operating profit margin (%)(2):
Mobile Communications Finland	35.5	36.5	39.3
International Mobile Communications	— (2)	— (2)	— (2)
Service Businesses	(34.3)	(131.9)	(119.6)
Sonera Telecom	10.4	15.9	10.5
Other Operations	—	5.9	160.2
Sonera consolidated	20.9	85.0	43.5

(1)	Underlying EBITDA margin is the ratio of underlying EBITDA to revenues, expressed as a percentage. In calculating underlying EBITDA margin for each segment, the underlying EBITDA for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of underlying EBITDA margin for each segment. See Note 22 to Sonera’s consolidated financial statements.

(2)	The underlying EBITDA margin and operating profit margin for the International Mobile Communications segment are not meaningful for any of the periods indicated.

(3)	Operating profit margin is the ratio of operating profit to revenues, expressed as a percentage. In calculating operating profit margin for each segment, the operating profit for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of operating profit margin for each segment. See Note 22 to Sonera’s consolidated financial statements.

      Sonera’s consolidated operating profit decreased significantly in 2001 as compared to 2000 primarily due to smaller capital gains, higher amount of write-downs and other non-recurring charges, and increases in depreciation and amortization. Operating profit increased in 2000 as compared to 1999 largely as a result of higher capital gains recorded, partially offset by the increase in depreciation and amortization. The increased depreciation and amortization expenses in 2000 and 2001 resulted from increased capital expenditures during the latter part of 2000, largely related to the development of Service Businesses.

      The following table sets forth the relationship between the total underlying EBITDA reported by Sonera’s business segments and the consolidated operating profit for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Total underlying EBITDA reported by business segments	647	501	562
Depreciation and amortization	(281)	(299)	(332)
Capital gains	25	1,564	890
Capital losses and write-downs	(4)	(18)	(124)
Restructuring charges	—	—	(45)

Consolidated operating profit	387	1,748	951

      Mobile Communications Finland’s underlying EBITDA and underlying EBITDA margin increased in 2001 to €604 million as compared to €532 million in 2000. The improvement in underlying EBITDA and operating profit was principally due to growth in revenues, as well as cost monitoring and proper matching of input and demand of services. Mobile Communications Finland’s underlying EBITDA increased in 2000 compared to €472 million in 1999 primarily due to growth in revenues. Mobile Communication Finland’s EBITDA margin increased in 2001 as compared to 2000, and remained stable in 2000 as compared to 1999.

      Depreciation and amortization expense recorded by Mobile Communications Finland totaled €123 million, €129 million and €127 million in 1999, 2000 and 2001, respectively. The operating profit from Mobile Communications Finland was also affected by a gain of €11 million from the sale of Suomen Erillisverkot Oy subsidiary in 2000.

      International Mobile Communications’ underlying EBITDA loss increased slightly in 2001 to €14 million as compared to €13 million in 2000 and significantly in 2000 as compared to €8 million in 1999, primarily as a result of increased administrative expenses related to the international UMTS joint ventures.

      International Mobile Communications does not have any significant depreciation and amortization expense. Instead, the operating profit for International Mobile Communications is for each period presented affected by capital gains and losses. In 1999, a gain of €4 million was recorded from the sale of interest in Star Telecom. In 2000, a gain of €835 million was recorded from the Aerial-VoiceStream merger and a gain of €680 million was recorded from the secondary offering of Turkcell shares. In 2001, a gain of €595 million was recorded from the sale of interests in VoiceStream and Powertel, and a write-off of €12 million was recorded from the liquidation of Broadband Mobile.

      The underlying EBITDA loss for Service Businesses decreased in 2001 to €244 million as compared to €290 million in 2000 as Sonera began scaling back its service offerings as part of its reformulated strategy. The underlying EBITDA loss for Service Businesses increased in 2000 as compared to €47 million in 1999, principally due to substantial research and development costs for new services and products in Service Businesses and start-up and marketing costs for new businesses. In 2001, Sonera Zed accounted for 53 percent of the underlying EBITDA loss and Sonera SmartTrust Ltd accounted for 16 percent of such loss.

      Depreciation and amortization expense recorded by Service Businesses totaled €13 million, €32 million and €47 million in 1999, 2000 and 2001, respectively. Additionally, in 2000 and 2001, the operating profit from Service Businesses was affected by non-recurring charges. In 2000, capital losses and other non-recurring charges totaled €13 million. In 2001, non-recurring charges of €93 million consisted of write-downs, write-offs and costs connected with closing down businesses.

      Sonera Telecom’s underlying EBITDA decreased in 2001 to €230 million as compared to €265 million in 2000, principally due to increased international termination fees to other mobile operators and increased personnel costs. Sonera Telecom’s underlying EBITDA increased in 2000 as compared to €230 million in 1999 principally due to improvements in operating efficiency and lower payments to other operators.

      Depreciation and amortization expense recorded by Sonera Telecom totaled €145 million, €138 million and €123 million in 1999, 2000 and 2001, respectively. Capital gains of €17 million recorded in 1999 increased operating profit of Sonera Telecom accordingly. Capital gains of €35 million recorded in 2000 primarily related to the sale of interests in HanseNet and Transmast. In 2001, Sonera Telecom recorded a small capital gain from the sale of businesses in Sweden, partly offset by non-recurring charges recorded in 2001.

      Operating profit of Other Operations is mainly affected by capital gains and losses, and other non-recurring income or charges recorded for operations or investments within Other Operations. In 2001, a gain of €286 million was recorded from the sale of interest in TietoEnator, partly offset by non-recurring charges of €56 million recorded for write-downs and write-offs of shares, as well as for restructuring of Other Operations.

Equity Income (Loss) in Associated Companies

      In 2001, equity income in Sonera’s associated companies was affected mainly by the results of the following companies:

Sonera’s equity interest
as of December 31, 2001

Mobile network operators:
Turkcell Iletisim Hizmetleri A.S.(1)	37.1
Fintur Holdings B.V.(2)	35.3
AS EMT(3)	24.5
Latvijas Mobilais Telefons SIA(4)	24.5
UAB Omnitel(5)	27.5
Pannon GSM Rt.(6)	23.0
OAO MegaFon(7)	23.5
ZAO Sonic Duo(8)	35.0
Group 3G UMTS Holding GmbH(9)	42.8
Fixed network operators:
AS Eesti Telefon(10)	24.5
Lattelekom SIA(11)	44.1
AB Lietuvos Telekomas(12)	30.0
Loimaan Seudun Puhelin Oy(13)	24.1

(1)	Between June 1993 and April 1998, Sonera held a 34.0 percent interest in Turkcell. Sonera increased its percentage interest in Turkcell to 41.0 percent in April 1998. In connection with Turkcell’s initial public offering in July 2000, Sonera reduced its percentage interest in Turkcell to 37.1 percent.

(2)	Sonera acquired its interest in Fintur in May 2000, prior to Turkcell’s initial public offering. In August 2002, Sonera purchased an additional 23.24 percent interest in Fintur, raising its total holding in Fintur to 58.55 percent.

(3)	AS EMT (formerly AS Eesti Mobiiltelefon) is a wholly owned subsidiary of AS Eesti Telekom, a publicly listed Estonian corporation, in which Sonera has a partly indirect 24.5 percent equity interest.

(4)	Sonera has held its 24.5 percent interest in Latvijas Mobilais Telefons SIA since the founding of the company in October 1991.

(5)	Sonera acquired its 27.5 percent interest in UAB Omnitel in September 1998.

(6)	Between October 1993 and October 1996, Sonera held a 14.6 percent interest in, and from November 1996 to July 1998 held an 18.1 percent interest in, Pannon GSM. Sonera increased its percentage interest in Pannon GSM to 23.0 percent in August 1998. In February 2001, Sonera completely divested its holding in Pannon GSM. See “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investment — Mobile Telecommunications Operations.”

(7)	Sonera, together with other shareholders, established MegaFon (formerly, known as ZAO North-West GSM) in June 1993. In March 2002, Sonera exchanged its shares in Sonic Duo for a new issuance of MegaFon shares. As a result of this transaction, Sonic Duo became a wholly owned subsidiary of MegaFon and Sonera’s holding in MegaFon increased to its current level of 26 percent. In May 2002, in conjunction with its name change, MegaFon reorganized into an open stock company from a closed joint company.

(8)	Sonera established ZAO Sonic Duo as a wholly owned subsidiary in 1999 and diluted its interest to 35 percent in 2000 when the company obtained a GSM license in the Greater Moscow area. In March 2002, Sonic Duo became a wholly-owned subsidiary of MegaFon when Sonera and the other shareholders of Sonic Duo exchanged their shares in Sonic Duo for a new issuance of MegaFon shares.

(9)	Sonera and Telefónica Móviles S.A. established Group 3G UMTS Holding GmbH in 2000 to provide UMTS services in Germany.

(10)	AS Eesti Telefon is a wholly owned subsidiary of AS Eesti Telekom, a publicly listed Estonian corporation, in which Sonera has a partly indirect 24.5 percent equity interest.

(11)	In September 1998, Sonera increased its interest in Lattelekom to 44.1 percent from 13.2 percent. In January 2002, Sonera increased its interest in Lattelekom to 49 percent.

(12)	Sonera acquired its 30.0 percent interest in Lietuvos Telekomas in July 1998.

(13)	Sonera acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy in January and February 2001. In January 2002, Sonera purchased an additional five percent interest raising its total interest to its current level of 29.1 percent.

     In the three-year period ended December 31, 2001, equity income (loss) in Sonera’s associated companies was mainly affected by the results of the following entities:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Turkcell Iletisim Hizmetleri A.S.	154	130	(61)
Fintur Holdings B.V.(1)	—	(13)	(96)
UMTS associated companies	—	(2)	(79)
Aerial Communications, Inc.	(34)	(12)	—
Other mobile operators	36	42	56
Fixed network operators	27	38	35
Other associated companies	5	4	2
Amortization of goodwill	(78)	(66)	(59)

Total equity income (loss)	110	121	(202)

(1)	In August 2002, Sonera purchased an additional 23.24 percent interest in Fintur, raising its total holding in Fintur to 58.55 percent.

      Sonera’s share of profit from associated companies decreased significantly to a loss of €202 million in 2001 from a gain of €121 million in 2000, and increased in 2000 from €110 million in 1999. In 2001, Sonera’s share of Turkcell’s loss was €61 million, as compared to income of €130 million and €154 million in 2000 and 1999, respectively. Turkcell’s profitability was negatively affected in 2001 and 2000 by a number of factors, including the slowdown in the Turkish telecommunications market, the devaluation of the Turkish lira, the ongoing effects of a mobile phone use tax in Turkey, accruals made in connection with legal disputes and the effects of the Turkish banking crisis in February 2001 and November 2000. The mobile phone use tax, which was levied in 1999 in response to earthquakes in the Marmara region of Turkey and which amounts to 25 percent of a subscriber’s monthly phone bill, exclusive of VAT, and is expected to be effective at least until the end of 2002, has had a negative effect on mobile phone usage in Turkey. Accruals relating to amounts that Turkcell paid to the Turkish Treasury for ongoing license fees in connection with a dispute with the Turkish Treasury and Ministry of Transportation over the calculation of the license fees increased Turkcell’s direct cost of revenues in 2000 and 2001. Turkcell also recorded significantly higher interconnection fees in 2001 and 2000 as compared to 1999 relating to a dispute between Turkcell and Türk Telekom regarding the calculation of interconnection fees. A banking crisis in Turkey in February 2001 and November 2000 also had a negative effect on Turkcell’s net income.

      In addition, Sonera’s equity loss in Fintur had a negative effect on its equity income in 2000 and 2001. In 2001, Sonera’s share of Fintur’s loss was €96 million as compared to €13 million for 2000. Several of the former Turkcell and Çukurova businesses related to Internet and digital TV operations which were included within Fintur until August 2002 are in their start-up phase of operation and incurred substantial losses in 2001 and 2000. See “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investments” and “— Mobile Telecommunications Operations — Turkcell and Fintur.”

      As of the beginning of 2000, Sonera changed its accounting practice as regards Turkcell in such a manner that Sonera’s results for each quarter include the results generated by Turkcell in the preceding quarter. The accounting practice was changed because of Turkcell’s initial public offering and listing, carried out in July 2000, after which Sonera only reported and will only report on a going-forward basis information published by Turkcell that is made available to all of its shareholders.

      Sonera’s equity income was also reduced in 2000 by Sonera’s share of net loss of Aerial of €12 million. In May 2000, when Aerial merged with VoiceStream, Sonera discontinued the equity method accounting for Aerial. In 1999, Sonera recorded an equity loss of €34 million from Aerial.

      Equity income in other associated GSM operating companies amounted, in the aggregate, to €56 million in 2001 as compared to €42 million in 2000 and €36 million in 1999.

      Group 3G, a German UMTS license holder in which Sonera holds a 42.8 percent interest, is treated as an associated company. In 2001, Sonera recorded an equity loss of €72 million from Group 3G, consisting of start-up losses incurred by the company. Group 3G prepares its financial statements under U.S. GAAP whereby amortization of the acquisition cost of its UMTS license will not begin until the network being built by Group 3G is substantially completed and it puts the UMTS network into commercial operation. Similarly, the interest expenses incurred during the build-out of the network will be capitalized as part of the network’s acquisition cost. Sonera expects that amortization costs relating to the UMTS licenses to be recorded by Group 3G once its third generation network is rolled out will have a negative effect on the equity income Sonera records from its associated companies in the future. Broadband Mobile ASA, a former holder of a UMTS license in Norway in which Sonera held 50 percent, was treated as an associated company until it was placed in liquidation in August 2001. Sonera recorded an equity loss of €7 million from Broadband Mobile before the liquidation and a capital loss of €12 million in connection with the liquidation of the company. Sonera currently does not treat Ipse 2000, the holder of a UMTS license in Italy in which Sonera holds a 12.55 percent interest, or Xfera Móviles, the holder of a UMTS license in Spain in which Sonera holds a 14.25 percent interest, as associated companies and, accordingly, the losses of these license holding companies have not had a direct effect on Sonera’s consolidated earnings. In 2000, Sonera recorded an equity loss from its UMTS investments in Germany and Norway of €2 million.

      During the 2001, estimated total revenues generated by Sonera’s associated companies in the area of mobile communications were €3,762 million as compared to €3,273 million in 2000, an increase of 15 percent. The aggregate number of customers of these associated companies was approximately 15.5 million on December 31, 2001, as compared to approximately 13.1 million on December 31, 2000.

      Sonera’s equity income from its fixed network associated companies totaled €35 million, €38 million and €27 million in 2001, 2000 and 1999, respectively.

      During 2001, estimated total revenues generated by Sonera’s associated companies providing fixed network services in Finland and in the Baltic States rose by 26 percent in euro terms to €860 million from €685 million in 2000. The aggregate number of customers of these associated companies was approximately 2.6 million on December 31, 2001, as compared to approximately 2.4 million on December 31, 2000.

Sales and write-downs of short-term investments

      During May 2001, Sonera sold its holdings in the U.S. mobile operators VoiceStream and Powertel for a total of €724 million in cash consideration and approximately 72 million Deutsche Telekom shares. Sonera designated its investment in Deutsche Telekom shares as a short-term investment, to be sold and used to repay Sonera’s interest-bearing debt after the lock-up periods expired. During 2001, shares in Deutsche Telekom were marked-to-market each quarter.

      At the time Sonera received the shares in May 2001, Deutsche Telekom’s shares were quoted at €24.60 per share on the Frankfurt Stock Exchange. During 2001, Sonera sold a total of approximately 46.1 million shares, realizing proceeds of approximately €1,004 million, corresponding to an average price of approximately €21.80 per share. These sales resulted in a realized capital loss of €134 million for 2001.

      On December 31, 2001, Sonera held approximately 26.0 million shares, which were recorded in the December 31, 2001 balance sheet at their market value of €19.40 per share. Accordingly, an unrealized capital loss of €138 million was recorded for 2001.

      Subsequently, during January - April 2002, Sonera sold all of its remaining Deutsche Telekom shares.

Financial Income and Expense

      The following table sets forth financial income and expense for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Dividend income	21	21	14
Interest income(1)	14	82	183
Other financial income	6	28	10
Interest expense	(40)	(155)	(279)
Capitalized interest(2)	—	20	52
Other financial expenses	(1)	(5)	(9)
Net exchange gains (losses)	—	—	(3)

Net financial income (expense)	—	(9)	(32)

(1)	Includes non-cash interest income of €47 million in 2000 and €154 million in 2001 recorded from the shareholder loan granted to Group 3G. Sonera and Telefónica agreed in 2001 that the shareholder loans will be converted into equity, and completed the conversion in June 2002.

(2)	In 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation and amortization on fixed assets. See Notes 6 and 8 to Sonera’s consolidated financial statements.

      Sonera’s net financial expenses increased in 2001 as compared to 2000 and in 2000 as compared to 1999 principally due to an increase in the interest expenses Sonera paid for its interest-bearing debt, partially offset by an increase in non-cash interest income Sonera received, principally as a result of its shareholder loan in favor of Group 3G. Interest expense in 2001 amounted to €279 million, an 80 percent increase over interest expense of €155 million in 2000, primarily as a result of on average higher interest-bearing debt during 2001. However, Sonera’s interest-bearing debt decreased by 40 percent to €3,480 million by December 31, 2001, as compared to €5,797 million at December 31, 2000, as a result of cash flow from operations and disposals of assets as well as with the proceeds from Sonera’s rights offering, which was completed in December 2001. During 2000, Sonera’s interest-bearing debt increased significantly from the €923 million of interest-bearing debt as of December 31, 1998 and €1,296 million as of December 31, 1999 due to debt incurred to finance the significant investments in associated companies in 2000, including, in particular, Sonera’s proportional share of contributions to fund acquisitions of UMTS licenses in Germany and Italy. See “— Capital Resources” and Note 6 to Sonera’s consolidated financial statements.

      Dividend income for 2001 consisted of €14 million of dividends received from Libancell. Dividend income for 2000 included €17 million of dividend income from investments in venture capital funds and €4 million from Libancell. In 1999, Sonera recorded €18 million in dividend income from investments in venture capital funds and €3 million from Libancell.

      In 2000, Sonera adopted an accounting practice under Finnish GAAP that management believes will give a fairer view of Sonera’s results of operations and financial condition currently and in the future. Starting in 2000, interest expenses related to construction in progress have been capitalized in the balance sheet and are charged to expense in the future years as part of depreciation on fixed assets. After the change, Sonera’s accounting principle for interest expenses under Finnish GAAP also complies with U.S. GAAP.

Income Taxes

      The following table sets forth tax charges Sonera incurred, the percentage of income taxes Sonera paid relative to its profit before income taxes and minority interest, and the Finnish statutory income tax rate for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions, except
	percentages)
Current tax expense	108	277	50
Deferred tax expense (benefit)	18	41	(15)

Total	126	318	35

Income taxes, in relation to profit before taxes (%)	25.4	17.1	7.9
Finnish statutory income tax rate (%)	28.0	29.0	29.0

      Under Finnish tax legislation, companies are required to pay taxes on an individual entity basis, regardless of whether they belong to a consolidated group. However, individual companies within a consolidated group are permitted under certain circumstances to transfer their taxable profits to other Finnish entities within the consolidated group within a tax period. Such transfers are referred to as group contributions. In each of the years presented, as is common practice in Finland, Sonera’s subsidiaries transferred a portion of their taxable profits to Sonera to finance the dividends paid by Sonera.

      Deferred tax expenses result primarily from the difference between tax depreciation under Finnish tax legislation and depreciation calculated for purposes of Sonera’s financial statements as well as provisions for withholding taxes on profits of associated companies.

      The applicable Finnish corporate income tax rate was 28 percent in 1999. The corporate income tax rate was raised to 29 percent in December 1999, with effect from January 1, 2000. In 2001, the difference between income tax expense as a percentage of profit before income tax and minority interest and the statutory rate was mainly due to tax-free capital gains and write-downs taken into account in taxation only. In 2000, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory rate was mainly due to tax-free capital gains. For 1999, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory tax rate was mainly due to equity income in associated companies which is not reflected in the individual accounts of Sonera or of any of its subsidiaries and thus not subject to taxation in Finland. See Note 7 to Sonera’s consolidated financial statements.

      In 2001, the decrease in current tax expense resulted mainly from write-downs taken into account in taxation. In 2000, the increase in current tax expense resulted primarily from the tax payment related to the non-cash gain of €835 million in connection with the Aerial-VoiceStream merger.

      In May 2000, VoiceStream completed its merger with Aerial. Sonera’s consolidated earnings for 2000 included the non-recurring gain of €835 million from the merger as a result of the unrealized gain from Sonera’s receipt of VoiceStream shares in connection with the merger. The gain from the merger had no cash flow effect on Sonera. In 2000, Sonera received an advance ruling from the Finnish Central Tax Board, which was subsequently upheld by the Finnish Supreme Administrative Court, according to which the Aerial-VoiceStream merger was considered a transaction for which Sonera was liable to pay tax in Finland. As a result, Sonera had to pay a tax of approximately €216 million in connection with the transaction.

      Sonera is currently being tax audited by the Finnish Tax Authorities for Finnish income taxes, value added taxes, and payroll taxes in Finland for the fiscal years 1996 through 2001. Management believes that all transactions have been made in compliance with the Finnish tax legislation and foreign tax regulations, when applicable. Sonera has also requested advance rulings for certain significant transactions to have certainty over the applicable tax treatment of such transactions. Management is currently unable to assess the likely outcome of this audit and whether Sonera may be liable for any past taxes, penalties or interest.

However, management currently believes that the outcome of this audit should not have a material impact on Sonera’s financial condition, results of operations and cash flows.

Net Income

      The following table sets forth Sonera’s net income and earnings per share information for the periods indicated:

				Year ended
	Year ended December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

				(% change)
Net income (in € millions)	370	1,506	409	307.0	(72.8)
Number of shares outstanding at end of period (thousands)(1)	880,500	906,091	1,114,752	2.9	23.0
Average during the period (thousands)(1)	880,500	897,472	924,346	1.9	3.0
Earnings per share (in euros)(2)	0.42	1.68	0.44	300.0	(73.8)

(1)	Adjusted with the effect of rights offering completed in December 2001.

(2)	Net income divided by the average number of shares outstanding during the period.

      Net income decreased in 2001 by €1,097 million as compared to 2000 primarily due to smaller capital gains, higher capital losses, and an equity loss recorded from associated companies, partly offset by lower income taxes. Net income grew in 2000 by €1,136 million as compared to 1999 primarily due to higher capital gains recorded.

Liquidity

      The following table sets forth Sonera’s cash flows for the periods indicated:

				Six months ended
	Year ended December 31,			June 30,

	1999	2000	2001	2001	2002

	(in € millions)
Cash provided by operating activities	442	227	197	22	289
Cash (used in) provided by investing activities	(771)	(4,572)	1,223	495	(7)
Cash provided by (used in) financing activities	309	4,394	(1,410)	(523)	(295)
Effect of exchange rate changes on cash and cash equivalents	1	1	(2)	2	(1)

Net (decrease) increase in cash and cash equivalents	(19)	50	8	(4)	(14)
Cash and cash equivalents at the beginning of the year	57	38	88	88	96

Cash and cash equivalents at the end of the period	38	88	96	84	82

Cash provided by operating activities

      Cash provided by operating activities has been a primary source of funding for Sonera’s capital expenditures and dividend payments. Net cash provided by operating activities reflects funds generated from operations and changes in operating assets and liabilities. Cash provided by operating activities increased by €267 million in the six months ended June 30, 2002 as compared to the same period in 2001 primarily due to reduced operating expenditure and lower interest expenses. Cash provided by operating activities decreased by €30 million in 2001 as compared to 2000 principally due to higher interest expenses. Cash provided by operating activities decreased by €215 million in 2000 as compared to 1999 primarily due to significantly larger tax payments and higher interest payments.

Cash provided by (used in) investing activities

      Cash provided by (used in) investing activities are primarily driven by Sonera’s capital expenditures, equity investments, investments in shareholder loans and the sale of assets. In the first six months ended June 30, 2002, Sonera recorded cash used in investing activities of €7 million, largely as a result of a net increase of €846 million in Sonera’s short-term investments. In the six months ended June 30, 2002, proceeds from the sale of shares and fixed assets amounted to €998 million. Equity investments were €526 million in 2001, €2,117 million in 2000 and €410 million in 1999. Investments in shareholder loans were €46 million in 2001, €2,735 million in 2000 and €2 million in 1999. The high amount of investments in 2000 was mainly due to investments in Sonera’s UMTS joint ventures during 2000, especially in Group 3G. Capital expenditures amounted to €359 million in 2001, €430 million in 2000 and €338 million in 1999.

      Capital expenditures amounted to €107 million in the first six months of 2002, as compared to €172 million in the same period of 2001. Sonera’s investments in shares and shareholder loans decreased from €431 million in the six months ended June 30, 2001 to €123 million in the same period of 2002.

Cash provided by (used in) financing activities

      Cash provided by (used in) financing activities is primarily driven by Sonera’s borrowing activities offset by repayments of debt and dividend payments. In the first six months ended June 30, 2002, Sonera used net cash of €295 million to repay current and long-term debt. Sonera used net cash of €2,317 million to repay current and long-term debt in 2001, and received net proceeds from borrowings of current and long-term debt of €4,509 million in 2000 and €370 million in 1999. Sonera made dividend payments of €67 million in 2001, €87 million in 2000 and €61 million in 1999. In 2000, Sonera also repurchased 550,000 Sonera shares for a consideration of approximately €28 million. During 2002, Sonera has not made any dividend payment with respect to fiscal year 2001, in accordance with the proposal of the Board of Directors and the resolution adopted at the annual general meeting on April 3, 2002.

      Sonera increased its short-term debt during the first six months of 2002 by €13 million, compared to a decrease of €1,378 million in the same period in 2001. During the first six months of 2002, Sonera decreased its long-term debt by €308 million, compared to an increase of €922 million in the same period in 2001. As of June 30, 2002, Sonera had cash and short-term investments totaling €1,044 million and had available committed long-term revolving credit facilities totaling €11 million. Additionally, Sonera had €700 million of unused medium-term bond-based credit facilities as well as unused commercial paper credit facilities amounting to approximately €931 million.

      The amount of net interest-bearing debt decreased during the six months ended June 30, 2002 primarily due to sales of Sonera’s equity investments during the first six months of 2002 and was €2,142 million as of June 30, 2002, as compared to €3,268 million as of December 31, 2001, €5,641 million as of December 31, 2000, and €1,181 million as of December 31, 1999. At June 30, 2002, the equity-to-assets ratio was 33 percent and the gearing ratio, which equals net debt divided by shareholders’ equity plus minority interest, was 115 percent. At December 31, 2001, the equity-to-assets ratio was 52 percent and the gearing ratio was 71 percent. At December 31, 2000, the equity-to-assets ratio was 33 percent and the gearing ratio was 174 percent. At December 31, 1999, the equity-to-assets ratio was 51 percent and the gearing ratio was 65 percent.

      In December 2001, Sonera completed a rights offering to its existing shareholders and ADS holders. As a result, Sonera raised a total of approximately €1,004 million before underwriting expenses, or €982 million after expenses and taxes, from the rights offering. The proceeds were used to reduce Sonera’s debt.

Capital Resources

      In general, Sonera meets its long-term financing needs through borrowings under syndicated and bilateral bank facilities and debt issuance programs. Sonera’s management believes its capital resources are sufficient for its present requirements.

      Promptly following the public announcement of Sonera’s rights offering and its new corporate strategy on October 22, 2001, S&P issued a statement affirming Sonera’s long-term corporate credit and senior unsecured rating of BBB and Sonera’s short-term credit rating of A-3. In its statement, S&P noted that the affirmation reflects Sonera’s successful actions to execute its de-leveraging strategy. S&P stated that it expected that the rights offering proceeds would be used to further reduce debt, which would ease the pressure on Sonera to raise funds from further asset disposals. S&P also noted that it viewed Sonera’s new corporate strategy, including Sonera’s decision to limit its future investment in its UMTS joint ventures and to continue to divest selected non-core assets, as positive from a cash flow perspective. However, S&P kept Sonera on “negative outlook,” stating that it expected earnings on Sonera’s loss-making Service Businesses segment to improve significantly in 2002. To maintain its ratings, S&P stated that Sonera would have to reduce its net debt to approximately €2.5 billion in the near term and strengthen its financial profile by improving earnings and cash flow generation. On March 27, 2002, following the announcement of the Sonera-Telia merger and Sonera’s announcement of having decreased its net debt below €2.5 billion through the sale of remaining Deutsche Telekom shares, S&P placed its BBB/A-3 ratings of Sonera on CreditWatch with positive implications. On June 20, 2002, S&P raised Sonera’s short-term rating to A-2 from A-3 and kept all Sonera’s ratings on CreditWatch with positive implications, stating that the raise in short-term rating was as a result of Sonera’s recent improved liquidity and its strengthened operational performance.

      In addition, on October 24, 2001, Moody’s issued a statement confirming Sonera’s senior unsecured long-term debt rating of Baa2, upgrading Sonera’s short-term debt rating to Prime-2 from Prime-3 and placing Sonera on “stable outlook.” In its statement, Moody’s noted that its rating confirmation was based on the assumption that Sonera would successfully implement the rights offering, and thereby raise approximately €1 billion, and that management would continue to reduce Sonera’s total cost base, particularly within its Service Businesses segment. In addition, Moody’s stated that it expected Sonera to raise over €2 billion by the first quarter of 2002, including proceeds from the rights offering, the sale of Deutsche Telekom stock and the agreed sale of Sonera’s Pannon GSM shareholding. Furthermore, Moody’s stated that it expected Sonera to achieve its target of reducing Sonera’s net debt to €2.5 billion during the first quarter of 2002. Moody’s also noted that it expected that Sonera’s current action to stem the negative cash flow from its Service Businesses segment and to keep a tight rein on its future international UMTS investments would lead to a significant improvement in Sonera’s EBITDA performance in 2002. On March 27, 2002 Moody’s also placed its Baa2/Prime-2 ratings of Sonera on review for a possible upgrade.

      Sonera’s principal long-term credit facilities currently consist of the following:

•	€50 million term loan due on December 11, 2003 with a variable interest rate based on Euribor (3.65 percent as of June 30, 2002);

•	€86 million term loans due on November 6, 2008 with variable interest rates based on LIBOR (an average of 3.65 percent as of June 30, 2002);

•	€123 million syndicated committed revolving credit facility due in semi-annual installments, the first semi-annual installments having commenced on March 17, 2002, with a final maturity on March 17, 2004 and a variable interest rate based on LIBOR (3.56 percent as of June 30, 2002). The facility was fully used as of June 30, 2002; and

•	€511 million syndicated committed revolving credit facility due in semi-annual installments commencing on April 27, 2003 with a final maturity on April 27, 2005 with a variable interest rate based on LIBOR (3.82 percent as of June 30, 2002), €500 million of the facility was used as of June 30, 2002.

      In addition, Sonera has a €3 billion Euro Medium Term Note (EMTN) program, under which it currently has total borrowings of €1.8 billion. In September 2001, the board of directors authorized a potential increase in the aggregate amount drawable under the EMTN program to €4 billion. The securities Sonera has outstanding under the program include:

•	€300 million Fixed Rate Notes due on April 16, 2009 with a fixed interest rate of 4.625 percent;

•	€1 billion Fixed Rate Notes due on March 15, 2005 with a fixed interest rate of 5.625 percent;

•	€300 million Floating Rate Notes due on June 7, 2004 (4.35 percent as of June 30, 2002);

•	€200 million Fixed Rate Notes due on February 17, 2003 with a fixed interest rate of 5.13 percent;

      To meet its short-term financing needs, Sonera can deploy a €500 million Euro Commercial Paper (ECP) program and domestic €500 million Commercial Paper (CP) program. Under the ECP program, as of June 30, 2002, Sonera had issued €24 million commercial paper with maturity on April 15, 2003 (interest rate of 4.48 percent as of June 30, 2002). Under Sonera’s domestic CP program, as of June 30, 2002, Sonera had issued €45 million of commercial paper with maturities between September 13, 2002 and December 16, 2002. The average interest rate for Sonera’s domestic CP program was 4.19 percent as of June 30, 2002.

      At June 30, 2002, Sonera had cash and short-term investments amounting to €1,044 million and €11 million of unused committed revolving credit facilities. Management believes that Sonera will be able to satisfy its present funding needs from existing cash and short-term investments, cash flow from operations, and available credit facilities. Sonera may, however, enter into additional financing arrangements to meet its funding needs in the future.

      Sonera’s total indebtedness was €3,186 million at June 30, 2002 as compared to €3,480 million at December 31, 2001, €5,797 million at December 31, 2000 and €1,296 million at December 31, 1999. Total indebtedness increased in 2000 as compared to prior years due to increased long-term borrowings principally to finance Sonera’s international investments and UMTS commitments. Total indebtedness decreased in 2001 and during the first quarter of 2002 through significant sales of non-core assets as well as the proceeds from the rights offering which was completed in December 2001. Scheduled repayments of indebtedness and possible prepayments are expected to be financed from existing cash and short-term investments, cash provided by operating activities, available committed undrawn revolving credit facilities, as well as additional financing arrangements, as needed. If necessary, Sonera also intends to sell additional non-core investments and businesses.

      At June 30, 2002, after taking into account Sonera’s interest rate swaps and options, approximately 66 percent of its net indebtedness bore interest based on floating rates (with interest maturities of less than 12 months) and approximately 34 percent bore interest at fixed rates (with interest maturities ranging from 12 months to six years). Sonera’s long-term and short-term borrowings are primarily arranged through Sonera Corporation and, with limited exceptions, individual subsidiaries do not enter into their own financing arrangements.

      As of June 30, 2002, Sonera had outstanding guarantees and pledges with respect to approximately €44 million on behalf of its associated companies principally representing guarantees for the debt incurred in connection with the purchase of network equipment by Turkcell and Sonic Duo. As of June 30, 2002, Turkcell Holding A.S., Sonera’s associated company which holds a portion of Sonera’s interests in Turkcell, had pledged 39 percent of its shareholding in Turkcell, representing one-fourth of Sonera’s total shareholding in Turkcell, as security for Turkcell’s debt-financing arrangements. See Note 19 to Sonera’s consolidated financial statements. See “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investments — Mobile Telecommunications Operations — Turkcell and Fintur.” In addition, Sonera is currently liable for counter-guarantees that Sonera has issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €387 million. In addition, Sonera has provided counter-guarantees of €26 million as its pro rata share to cover the payment of Xfera’s spectrum fees for 2001 for which an appeal process is ongoing, and for 2002. Sonera is also liable for counter-guarantees that it has issued in connection with the payment of the deferred purchase price of Ipse 2000’s Italian UMTS license and certain other matters on behalf of Ipse 2000 in the aggregate amount of €180 million.

      Sonera’s loan agreements contain certain standard non-financial covenant restrictions. As of June 30, 2002 and September 27, 2002, Sonera was in compliance with these requirements.

      In December 1998, Sonera entered into a cross-border finance lease-leaseback agreement under which Sonera leased some of its mobile telecommunications network equipment to a group of U.S. equity trusts which simultaneously leased the equipment back to Sonera. The ownership of the equipment, the total book value of which was €128 million, €96 million and €64 million on December 31, 1999, 2000 and 2001, respectively, is retained by Sonera. Both the receivables from the lease and the obligations from the leaseback were settled at the inception of the lease agreements, and Sonera received a net cash consideration of €9 million. Sonera may consider the use of similar specialized financing techniques again in the future. See Note 19 to Sonera’s consolidated financial statements.

      Sonera’s net debt-to-equity ratio (gearing ratio), calculated as the ratio of total debt less cash and short-term investments to shareholders’ equity and minority interest, was 115 percent and 129 percent as of June 30, 2002 and 2001, respectively. Sonera’s equity-to-assets ratio, calculated as the ratio of shareholders’ equity and minority interest to total assets less advances received, was 33 percent and 40 percent as of June 30, 2002 and 2001, respectively. The decrease in equity-to-assets ratio between June 30, 2001 and June 30, 2002 is attributable to the 53 percent decrease in shareholders’ equity after the write-downs recorded as of June 30, 2002, partly offset by the 58 percent decrease in net debt.

Capital Expenditures and Investments

      The table below sets forth Sonera’s capital expenditures and equity investments for the periods indicated:

				Six months
	Year ended December 31,			ended June 30,

	1999	2000	2001	2001	2002

	(in € millions)
Capital expenditures	338	430	359	172	107
Investments in shares and shareholder loans	412	4,852	572	431	123

Capital Expenditures

      From 1999 through the end of 2001, Sonera made significant capital expenditures in connection with its mobile and fixed-line networks. In addition, in 2000 Sonera made significant capital expenditures in connection with its Service Businesses segment, in particular in relation to the international launch of Sonera Zed’s data centers. As part of its strategy to strengthen its financial position, Sonera reduced substantially capital expenditures in Sonera’s Service Businesses segment in 2001, and intends to reduce them further in 2002. Sonera’s overall capital expenditures in the six months ended June 30, 2002 were also lower than average.

      In 1999, capital expenditures with respect to Sonera’s mobile network were used principally to expand the coverage and capacity of the GSM 900 network and to build out Sonera’s GSM 1800 network. Following the construction of Sonera’s GSM 1800 network mainly during 1998 and 1999, Sonera recorded lower capital expenditures on Sonera’s mobile network for the year 2000. Equipping its network with GPRS capacity did not increase Sonera’s capital expenditures significantly in 2000 and 2001. In 1999, capital expenditures with respect to Sonera’s fixed-line network were used primarily to fully digitalize the network, to install fiber optic loops in the largest cities in Finland and to update Sonera’s switching technologies. In 2000, fixed line capital expenditures focused largely on Sonera’s international operations, including its Russian fiber optic lines. Capital expenditures for Mobile Communications Finland accounted for 43.8 percent, 28.8 percent and 28.4 percent of total capital expenditures in 1999, 2000 and 2001, respectively; capital expenditures for Sonera Telecom accounted for 51.8 percent, 47.0 percent and 51.8 percent of the total capital expenditures in 1999, 2000 and 2001, respectively; capital expenditures for Service Businesses accounted for 4.4 percent, 24.2 percent and 14.8 percent of the total capital expenditures in 1999, 2000 and 2001, respectively.

      Capital expenditures for Mobile Communications Finland, Sonera Telecom and Service Businesses accounted for 38.3 percent, 45.8 percent and 7.5 percent, respectively, of total capital expenditures in the six months ended June 30, 2002. Unallocated capital expenditures amounted to 8.4 percent of total capital expenditures for the six months ended June 30, 2002.

      Sonera’s annual capital expenditures, including investment in the third generation mobile network in Finland, are expected to be approximately €300 million in 2002. Capital expenditures for Service Businesses are expected to be lower in 2002 and thereafter. Management expects that the roll out of Sonera’s GPRS coverage and the roll out of its UMTS network in Finland will increase capital expenditures of Mobile Communications Finland in the following years.

Investments in Shares

      As of June 30, 2002, the carrying value of Sonera’s equity investments was €1,544 million, after the write-down of Sonera’s investments in Group 3G and Ipse 2000. Since December 31, 1999, Sonera has made a number of investments that have substantially expanded its total level of investment in international associated companies and other minority shareholdings. See “— Overview — Investments in Associated Companies and Other Equity Interests” for a description of the principal investments Sonera has made in shares since the beginning of 2000.

      To reduce its debt and reallocate its assets, Sonera continued to divest certain of its non-core operations and equity investments in the first quarter of 2002. In the six months ended June 30, 2002, Sonera received total cash proceeds of €216 million primarily through the divestiture of Pannon GSM, Sonera Info Communications, the remaining Deutsche Telekom shares, Primatel, Sonera Gateway’s financing business and Libancell.

Share Repurchase Authority; Shares Held in Treasury

      In April 2002, Sonera’s annual general meeting of shareholders authorized the board of directors to repurchase shares of Sonera Corporation. The authorization is valid until April 2, 2003. The maximum number of shares to be repurchased under the authorization is 2,000,000, representing approximately 0.2 percent of the total shares of Sonera Corporation. To date Sonera has not repurchased any of its shares pursuant to this authorization. Sonera has, pursuant to a previous authorization, repurchased 550,000 of its shares, which are currently held in treasury. These shares can be used as consideration for Sonera’s acquisition of property related to its business, as consideration for acquisitions, or for hedging against social security costs resulting from stock options held by its employees in a manner and scope decided on by the board of directors. Sonera’s social security costs are calculated based on the total compensation of employees, including the value of stock options when they are exercised or sold by employees. As a result, Sonera can hedge the possible appreciation of the stock options held by its employees by maintaining shares in treasury and selling those shares when the social security payments are realized. Any shares repurchased will be acquired on the Helsinki Exchanges for the publicly traded price at the time of the acquisition. Any acquisition of shares will reduce Sonera’s distributable equity.

      Sonera’s 550,000 treasury shares will be excluded from the exchange offer in connection with Sonera’s planned merger with Telia.

Commitments and Contingencies

      The following table presents Sonera’s commitments. See Note 19 to Sonera’s consolidated financial statements.

	As of December 31,			As of
				June 30,
	1999	2000	2001	2002

	(in € millions)
Mortgages to secure own borrowings	1	—	—	—
Assets pledged:
To secure own commitments	5	5	6	6
To secure borrowings of associated companies	184	8	24	5
Guarantees:
On behalf of associated companies for financing	103	85	35	44
On behalf of Xfera	—	428	428	445
On behalf of Ipse 2000	—	193	180	37
On behalf of Sonera’s Pension Fund	—	—	6	6
Commitments to acquire shares and fixed assets	20	—	25	—
Capital commitment in respect of Xfera	—	300	300	278
Repurchase commitments	—	3	—	—
Other commitments	—	3	—	—
Minimum annual rental payments	173	195	266	263

Discussion of material commitments

Assets pledged

      The major part of pledges during the periods presented related to the pledges on shares held in associated companies in order to secure the borrowings of the associated companies. The above table indicates the carrying values of the shares pledged. The maximum liability according to the loan amounts secured totaled €341 million, less than €1 million, €23 million, and €5 million as of December 31, 1999, 2000 and 2001 and June 30, 2002, respectively.

      Additionally, Turkcell Holding A.S., Sonera’s 47.1 percent associated company which holds a portion of Sonera’s interests in Turkcell, has pledged 39 percent of its shareholding in Turkcell, representing one-fourth of Sonera’s total shareholding in Turkcell, as security for Turkcell’s debt financing arrangements. The above table excludes pledges given by Sonera’s associated companies.

Guarantees

      The major part of guarantees issued on behalf of associated companies for each year represent guarantees given on behalf of Turkcell and GSM Kazakhstan with respect to debt that they have incurred in connection with the purchase of network equipment and draw-downs on bank facilities. Sonera has not issued guarantees on behalf of Group 3G. As of June 30, 2002, Sonera had issued guarantees with respect to €10 million and €33 million of indebtedness on behalf of Turkcell and MegaFon, respectively.

      In addition, Sonera is currently liable for counter-guarantees that Sonera has issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €387 million. Management believes that Sonera’s investments which it will make pursuant to its remaining contractual capital commitment of €278 million will enable Xfera to meet the performance requirements contained in its UMTS license. Therefore, management does not expect that Sonera will have to make any additional significant payments with respect to its counter-guarantee on behalf of Xfera commitments.

      Sonera is also liable for counter-guarantees that it has issued in connection with the payment of the deferred purchase price of Ipse 2000’s Italian UMTS license and certain other matters on behalf of Ipse 2000 in the aggregate amount of €180 million as of December 31, 2001. Sonera recorded its share of remaining commitments, totaling €142 million, as an expense and liability as of June 30, 2002 at the same time as it wrote down its investment in Ipse 2000. Sonera’s guarantees on behalf of certain minority shareholders of Ipse 2000 and on behalf of Ipse 2000 itself continue to be reported as commitments.

      See “INFORMATION ABOUT SONERA — Other Operations — International and Other Significant Investments — Investments in UMTS Licenses” and “INFORMATION ABOUT SONERA — Material Contracts.”

      Tilts Communications A/S, Sonera’s wholly owned subsidiary for which the only significant asset is a 49 percent equity interest in Lattelekom, has agreed to improve Lattelekom’s network and infrastructure. Sonera has also provided performance guarantees to Lattelekom in respect of these obligations.

Minimum annual rental payments

      Sonera leases office and certain other space, land and equipment under various non-cancelable operating leases. Certain contracts include renewal options for various periods of time. Sonera has also sub-leased certain office premises under various non-cancelable operating leases. As of December 31, 2001, such minimum annual rental income totaled €2 million, which has not been deducted from the amounts shown in the above table.

      As of December 31, 2001, Sonera did not hold any significant assets under capital lease terms. As of June 30, 2002, Sonera had capital lease obligations totaling approximately €50 million, which have been presented in the balance sheet as long-term debt.

Commitments to acquire shares

      As of December 31, 1999, Sonera had a purchase commitment to acquire additional shares in Pannon GSM for €20 million. As of December 31, 2001, Sonera had a purchase commitment to acquire the minority interest shares in Tilts Communications A/S for €25 million.

Xfera capital commitment

      Under the shareholders’ agreement between the shareholders of Xfera, Sonera has an existing capital commitment to Xfera of €278 million through 2004. Should Sonera breach its obligations under the shareholders’ agreement, the non-breaching shareholders have the right to purchase all of Sonera’s shares at fair value. Sonera has no capital commitments in respect of Group 3G and Ipse 2000. However, Sonera has issued counter-guarantees in connection with the payment of the deferred purchase price of Ipse 2000’s Italian UMTS license, as discussed above. Management believes that Sonera’s investments pursuant to its remaining contractual capital commitment of €278 million will enable Xfera to meet the performance requirements in relation to its UMTS license. Therefore, management does not expect that Sonera will have to make any additional significant payments with respect to its counter-guarantees on behalf of Xfera commitments.

Other related issues

      Sonera owns certain real estate, on the construction or renovation of which Sonera has deducted the value added tax. If the real estate were to be sold or taken into other use than required by the value added tax allowance, the deductions made must be reversed according to Finnish value added tax laws. The obligation to reverse the value added tax does not affect real estate which is sold or whose purpose of use has changed after five years from the year of completion of the construction or renovation of the real estate. As of December 31, 2001, Sonera had made deductions on such value added taxes during the last five years amounting to approximately €21 million.

      In December 1998, Sonera entered into a cross-border finance lease-leaseback agreement under which Sonera leased some of its mobile telecommunications network equipment to a group of U.S. equity trusts which simultaneously leased the equipment back to Sonera. The ownership of the equipment, total book value of which was €128 million, €96 million and €64 million as of December 31, 1999, 2000 and 2001, respectively, is retained by Sonera. Both the lease receivables and the lease obligations were settled at the inception of the lease agreements, and Sonera received a net cash consideration of $11 million (€9 million) which is presented in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by Sonera under the lease agreements. The agreement is valid for 15 years, but Sonera has an option to terminate the agreement after 11 years after the inception of the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers that are participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was $224 million.

      Sonera does not have any relationships with unconsolidated entities or financial partnerships, such as special purpose vehicles, for the purpose of facilitating off-balance sheet financing arrangements.

      Sonera is involved in a number of legal disputes and regulatory proceedings. A liability is accrued if an adverse outcome is probable and the amount is estimable. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed in the Notes to Sonera’s consolidated financial statements. Sonera’s major legal disputes and regulatory proceedings are discussed in “INFORMATION ABOUT SONERA — Legal and Regulatory Proceedings.”

Maturity schedules of significant obligations

      The following table presents the maturity schedules of Sonera’s significant obligations as of December 31, 2001:

		Payments due by

		Less than	1-3	4-5	Over 5
	Total	1 year	years	years	years

	(in € millions)
Contractual obligations:
Long-term debt	3,425	1,418	519	1,102	386
Minimum rental payments	266	57	67	44	98
Other commitments:
Guarantees	649	27	131	9	482
Xfera capital commitment	300	—	300	—	—

Research and Development

      Sonera has long considered research and development to be of strategic importance. Sonera’s annual research and development expenditures have averaged between three to four percent of revenues between 1994 and 2002 and totaled €64 million, €70 million and €82 million for the years ended December 31, 1999, 2000 and 2001, respectively. In recent years, Sonera’s research and development has focused on mobile and Service Businesses, and in particular, the creation, integration and use of technology that aims to enable operators to realize the communications potential and business opportunities of mobile handsets. Sonera has focused its research and development on the following goals:

•	preparing mobile Internet applications and infrastructure for a mobile communications environment where networks contain services and end users have alternative terminals;

•	ensuring that Sonera’s enabling infrastructure is part of the global infrastructure of the digital economy; and

•	opening new business opportunities with partners who share Sonera’s strategic vision about the importance of a consistent service network and an open-interface enabling infrastructure for that service network.

      To achieve these goals, Sonera has aimed to pioneer new service and business models with its customers and partners to locate new value-added and revenue-generating services. Combining the feedback from Sonera’s customer-service pilot programs, Sonera’s overall business strategy and the need to share knowledge about current systems and development projects between business departments, Sonera manages its research and development activities through the following two portfolios:

•	Sonera’s current technology and systems portfolio contains all of its major projects in terms of funding and scope. The current technology and systems portfolio includes most of Sonera’s projects devoted to developing and maintaining its activities as a telecommunications operator.

•	Sonera’s strategic technology and systems portfolio contains projects that will contribute to Sonera’s business strategy, either from a technical or a business point of view.

      Currently, Sonera’s principal research and development priorities include UMTS mobile communications, customer service and billing solutions, wireless Internet applications, data security for electronic and wireless commerce, global IP-based roaming, new network technologies and end-to-end management.

      Sonera currently employs more than 1,000 engineers, researchers and other experts in its research and development units. Research and development activities are carried out both within Sonera and in cooperation with equipment manufacturers, research institutions, other operators and industry partners.

      As of June 30, 2002, Sonera had approximately 170 priority applications, 42 granted patents, 4 EP-patents and 8 U.S. patents, none of which, individually, is material to Sonera’s business. However, some of Sonera’s subsidiaries and its Service Businesses have patents and other intellectual property that are material to their respective businesses. Although Sonera’s intellectual property is, as a general matter, protected at a level in line with the standards of international organizations, Sonera plans to continue to leverage its investment in research and development by seeking, where appropriate, international patent protection on its innovations. There can be no assurance, however, that any patent, if granted, will not be invalidated, circumvented, opposed or canceled, or that the steps taken by Sonera to protect its rights will be adequate to prevent unauthorized use of its technology or to preclude competitors from developing products with features similar to its products. Third parties have opposed some Sonera patents and patent applications including patents relating to Sonera SmartTrust Ltd. Management is currently in the process of reviewing these third party oppositions related to these challenges and is not in a position to predict the likely outcome of these opposition proceedings.

Mobile Communications Finland

      Sonera seeks to meet customer needs with the latest technology through its research and development. Sonera actively seeks new uses for mobile devices, thereby creating new markets. The areas of focus for Sonera’s research and development include UMTS applications, mobile commerce, mobile marketing, positioning and wireless PKI applications.

      Sonera’s UMTS development program involves, among others, billing systems development, portal development and MMS service development. The management of existing product portfolios focuses on maintaining a competitive price image and maintaining customer loyalty. The current focus of Sonera’s product management is mainly the redesigning of Sonera’s net portal to support the launch of UMTS services.

      Sonera has also played an active role in the development and advancement of the GRX (GPRS Roaming Exchange) services.

      Sonera’s research and development has been supported by Sonera Mspace, an open test laboratory environment which provides a common medium for new mobile services and applications, and which allows advanced technology, service providers, novel application ideas and early adopter users to meet and interact. Recent new service concepts tested through Mspace include Mstation, a 3G service pilot which forms the basis for various Mspace and third party applications, and Game point, a service through which games can be downloaded by users to Java-compatible mobile handsets.

      For its research and development projects, Sonera is giving increasing priority to research projects that enable open interfaces and platforms to develop products and services applicable in markets around the globe. Sonera uses universities and venture capital funds to identify and test opportunities in the emerging digital economy. Sonera has joint research projects with various universities in Finland as well as abroad. Sonera also has a number of ongoing research and development projects with major industry partners, some of which are focused on the development of Sonera’s Service Businesses. Sonera seeks to capitalize on its development projects involving UMTS by being among the first operators to offer new services and advanced applications utilizing new mobile technology. Sonera actively participates in the development of UMTS networks through international mobile fora, which are preparing the standardization of UMTS technology.

Service Businesses

      Sonera is continuing to invest in mobile positioning and cartography technology, network and radio technology, network and service management and applications and enabling services. In developing network and radio technology, Sonera is, among others, developing roaming services for UMTS services, exploring possibilities presented by Short Range Radio and IP Multimedia Subsystems and developing IP & Mobile Networks. In the field of applications and enabling services, Sonera is continuing to focus on mobile marketing, eCommerce, community and communication services and terminal and device management. Sonera is also seeking ways in which to improve its internet portal services. Examples of current research and development efforts with respect to Sonera Plaza include the development of a portal platform with supplementary services as an eBusiness package to prospective customers, the development of more secure transaction application platforms and value added eBusiness services and web publishing.

Sonera Telecom

      Sonera Telecom segment is currently focusing on the delivery of new broadband services, IP-based products and customized services based on intelligent networks. In conjunction with its launch of ADSL services in certain large cities, Sonera is seeking to develop a range of new broadband services for its ADSL customers. Sonera is also conducting research on the delivery of new value-added services through its new Nokia switching platform.

      Sonera is one of the leading developers of services based on the transmission of voice traffic over controlled networks using IP technology. Sonera is researching ways to increase the efficiency and quality of its IP telecommunications services. In addition, Sonera is developing new services that can be offered through the use of intelligent networks, which facilitate the delivery of customized telecommunications services to customers.

      Sonera is actively implementing and developing new network technologies, such as IPv6 (Internet Protocol version 6), DWDM and MPLS, for its existing network. The research and development efforts focus on maximizing the use of packet mode technologies and transmission media to improve all services, including voice, mobile and data transmission services.

Critical Accounting Policies

      This discussion and analysis of Sonera’s financial condition and results of operations is based on Sonera’s consolidated financial statements, which have been prepared in accordance with Finnish GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Sonera bases these estimates on historical experience and various other assumptions that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Finnish GAAP allows a number of options in selecting accounting policies for different items in the financial statements. Sonera has chosen to apply many of the same accounting policies as required for U.S. GAAP when acceptable under Finnish GAAP. See Notes 1 and 24 to Sonera’s consolidated financial statements.

      Management believes that the following critical accounting policies reflect the significant judgments and estimates used in the preparation of Sonera’s consolidated financial statements in accordance with Finnish GAAP and in the preparation of the reconciliation of net income and shareholders’ equity to U.S. GAAP:

•	Valuation of intangible and other long-lived assets;

•	“Other than temporary” impairment of marketable securities;

•	Pension and other post-retirement benefit plans;

•	Income taxes; and

•	Litigation and contingent liabilities.

Valuation of intangible and other long-lived assets

      The following table presents Sonera’s long-lived assets as of December 31, 1999, 2000 and 2001, and as of June 30, 2002:

	As of December 31,			As of
				June 30,
	1999	2000	2001	2002

	(in € millions)
Intangible assets	69	116	98	90
Property, plant and equipment	1,159	1,265	1,269	1,198
Long-term investments and receivables	1,826	4,779	6,068	2,761

Total long-lived assets	3,054	6,160	7,435	4,049

      Intangible assets mainly consist of software licenses, lease rights, patents, goodwill related to acquired subsidiaries and capitalized leasehold improvements. Under Finnish GAAP, the carrying value of goodwill related to acquired subsidiaries was €12 million, €30 million and €35 million on December 31, 1999, 2000 and 2001, respectively. See also Note 24 (j) to Sonera’s consolidated financial statements for a discussion on differences between Finnish GAAP and U.S. GAAP in presenting the goodwill incurred from Sonera’s acquisition of Across Holding AB and iD2 Holding AB in 2000. Under U.S. GAAP, the carrying value of goodwill was €12 million, €318 million and €256 million on December 31, 1999, 2000 and 2001, respectively.

      Property, plant and equipment mainly consist of telecommunications networks and related assets.

      Long-term investments and receivables mainly consist of investments in associated companies and investments in other minority shareholdings. Investments in associated companies are accounted for using the equity method accounting. The carrying value of investments in other minority shareholdings is stated at cost or at a lower fair value if the impairment in value is deemed to be other than temporary. As of June 30, 2002, long-term receivables also include deferred tax assets of €1,165 million, principally arising from the write-down of Sonera’s investments in Group 3G and Ipse 2000.

      On June 30, 2002, the largest individual carrying values of investments in associated companies were €506 million in Turkcell Iletisim Hizmetleri A.S., €312 million in Lattelekom SIA, and €210 million in AB Lietuvos Telekomas. See also Notes 11 and 12 to Sonera’s consolidated financial statements. On December 31, 2001, the largest individual carrying value was €3,849 million in Group 3G, which was written off as of June 30, 2002 on the basis of Sonera’s impairment test on its UMTS investments as a result of certain significant changes in circumstances in July 2002.

      On June 30, 2002, the largest individual carrying values of investments in other minority shareholdings were €72 million in Xfera Móviles, S.A. and €42 million in venture capital funds. See also Note 23 to Sonera’s consolidated financial statements. On December 31, 2001, the largest individual carrying value was €293 million in Ipse 2000, which was written off as of June 30, 2002 on the basis of Sonera’s impairment test on its UMTS investments after several significant changes in circumstances in July 2002.

      Sonera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case Sonera estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, a write-down is recognized in an amount by which the asset’s carrying value exceeds the sum of the expected discounted future cash flows, using a discount rate determined by management, based on Sonera’s weighted average cost of capital. The discount rate selection, or the changes in management’s perception of applicable discount rates, may have a significant impact on the net present value and the amount of write-down, when the sum of the expected undiscounted future cash flows is less than the carrying amount and a write-down must be recognized.

      Furthermore, for its approximately €4 billion investments in UMTS joint ventures outside Finland (Group 3G, Ipse 2000 and Xfera), Sonera has performed a regular impairment analysis. As a result of the analysis, as of June 30, 2002, an impairment loss was recorded to reduce the carrying value of Group 3G and Ipse 2000 to zero. The analyses are performed in accordance with both Finnish GAAP and U.S. GAAP. See “— Overview — Impairment Loss Recorded on UMTS Investments in 2002.”

      If the projections for future cash flows for any of Sonera’s long-lived assets change as a result of changes in Sonera’s business model or strategy, competitive pressures, the anticipated time frame of introducing UMTS services, regulatory environment, or management’s determination of applicable discount rates, Sonera may have to recognize impairment charges on its intangible assets, property, plant and equipment or long-term investments and receivables. See “RISK FACTORS.”

      For the year ended December 31, 2000, Sonera recorded an impairment charge of €704 million under U.S. GAAP to reduce the carrying value of goodwill and identified intangible assets related to the acquisitions of Across Holding and iD2 Holding to their estimated fair value. Under Finnish GAAP, there has been no impairment charge, as there was no goodwill recorded from the acquisitions. See Note 24 (p) to Sonera’s consolidated financial statements.

      On January 1, 2002, Sonera adopted SFAS 142 “Goodwill and Other Intangible Assets,” and has recorded a transitional impairment loss of €122 million on goodwill related to its Across and iD2 acquisitions. See Note 12 to Sonera’s unaudited condensed consolidated interim financial statements.

“Other than temporary” impairment of marketable securities

      Under U.S. GAAP, declines in value of marketable securities are recorded as a charge to net income when the decline is considered other than temporary. Management regularly reviews each investment in marketable securities for impairment based on the evolution in the market value, the duration of any decline in market value and the financial condition of the issuer. Changes in estimates of the temporary nature of a decline in value could have a significant impact on Sonera’s net income.

Pension and other post-retirement benefit plans

      Under Finnish GAAP, Sonera charges to expense the monthly contributions that it makes to the Sonera Pension Fund, or, to a lesser degree, the monthly payments it makes to insurance companies for funding the pension liabilities of certain minor subsidiaries. No asset or liability is recorded under Finnish GAAP for pensions or other post-retirement benefits as Sonera has transferred all such funds to the Sonera Pension Fund.

      Under U.S. GAAP, the accounting for pensions requires that management make certain assumptions to estimate projected benefit obligations and the fair values of plan assets. Key assumptions relate to the discount rate, the expected return on plan assets and the rate of expected compensation increase. Management periodically consults with outside actuaries regarding these assumptions. Changes in these assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic benefit cost incurred. Key assumptions used by Sonera for U.S. GAAP are presented in Note 24 (b) to Sonera’s consolidated financial statements.

Income taxes

      As part of the process of preparing Sonera’s consolidated financial statements, Sonera is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from the different valuation of certain assets and liabilities in financial statements and tax returns as well as tax loss carryforwards. These differences result in deferred tax assets and liabilities, which are included in Sonera’s consolidated balance sheet. Management must also assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, these assets are recognized only in part or not at all. To the extent the likely recovery of deferred tax assets changes, an expense or a gain is included within the income tax charge in Sonera’s consolidated income statement for the relevant period.

      Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and the valuation of deferred tax assets in particular. Under Finnish GAAP, Sonera has the flexibility to choose not to record a deferred tax asset in certain circumstances. As of December 31, 2001, Sonera has chosen not to record a deferred tax asset for the excess of the tax basis over the amount for financial reporting purposes of an investment in a consolidated subsidiary, even though it is apparent that a portion of this temporary difference will reverse in the next year. Under U.S. GAAP, Sonera has recognized a deferred tax asset for this temporary difference to the extent it is apparent that the temporary difference will reverse in the foreseeable future.

      Under Finnish GAAP, the net deferred tax asset on June 30, 2002 was €1,165 million, related to Sonera’s operations in Finland. In tax jurisdictions outside Finland on December 31, 2001, Sonera had tax loss carryforwards equal to a tax effect of €74 million, against which Sonera has recorded a full valuation allowance, therefore reporting a net deferred tax asset of zero for these tax loss carryforwards. See Notes 7 and 24 (l) to Sonera’s consolidated financial statements.

      In the event that actual results differ from these estimates due to future changes in income tax laws or the results from final review of Sonera’s tax returns by the tax authorities, Sonera may need to establish an additional valuation allowance or may need to decrease the valuation allowance already established. Both events would impact Sonera’s income tax and net income amounts in the consolidated financial statements for the period in which those events occur.

Litigation and contingent liabilities

      Determination of the treatment of contingent liabilities in Sonera’s consolidated financial statements is based on management’s view of the expected outcome of the applicable contingency. Management consults with legal counsel on matters related to litigation and other experts both within and outside the company with respect to matters in the ordinary course of business. A liability is accrued if an adverse outcome is probable and the amount is estimable. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed in the notes to Sonera’s consolidated financial statements provided that the matter is material.

      The evolution or final resolution of any litigation or contingent liability may affect or differ from management’s initial views of the expected outcome, which may result in a significant impact on Sonera’s financial position, results of operations and cash flows.

      Sonera’s major litigation and contingent liabilities are discussed in “INFORMATION ABOUT SONERA — Legal and Regulatory Proceedings” and in the Notes 16 and 17 to Sonera’s consolidated financial statements.

Pending Adoption of International Accounting Standards in the European Union

      In February 2001, the European Commission presented a proposal for a regulation that would require all European Union companies listed or preparing to list on a regulated market to prepare consolidated accounts in accordance with International Accounting Standards (IAS). This requirement would enter into force at the latest in 2005.

      The IAS Board, the body that is responsible for developing IAS, is also taking part in a world-wide accounting and financial reporting harmonization project through the International Organization of Securities Commissions (IOSCO). The aim of this cooperation is to provide mutually acceptable international accounting and financial reporting standards for use in multinational securities offerings and other international offerings. Already, a number of stock exchanges require or allow foreign issuers to present financial statements in accordance with IAS. Among other things, the cooperation within IOSCO, if successful, would result in the SEC allowing IAS reporting be used in the U.S. capital markets as an acceptable alternative to U.S. GAAP.

      Due to the IAS Board’s several ongoing improvement and convergence projects, Sonera cannot currently estimate what the contents of IAS will be at the time when Sonera may adopt them.

      Sonera has, however, analyzed the potential implications for its financial reporting if Sonera was to adopt IAS in its current form. Many of the principles of IAS as they currently stand would be reflected in a substantially similar way in Sonera’s financial statements as they are under the reconciliation of its net income and shareholders’ equity under U.S. GAAP. These principles include, among others, the purchase method of accounting to be applied to Sonera’s acquisitions of Across Holding and iD2 Holding in 2000. In certain circumstances, some of the current provisions of IAS might result in a different outcome than under U.S. GAAP. These principles include, among others, the impairment testing of long-lived assets where U.S. GAAP employs expected future cash flows on an undiscounted basis to test for impairment, whereas IAS employs expected future cash flows on a discounted basis. In other cases, the principles of U.S. GAAP do not currently have corresponding guidance in IAS, or the current practice under IAS is unclear or uncertain. These areas include, among others, the accounting for stock based compensation, and accounting for Finnish pensions and other post-employment benefits.

      While Sonera currently believes that the pending adoption of IAS would not lead to a significantly different financial position as Sonera would report under U.S. GAAP, management cannot assure you that this will be the case when the IAS is ultimately adopted by Sonera. Additionally, management is currently unable to assess how the pending adoption of IAS would affect its distributable funds and permissible maximum dividend payments, since Sonera does not know how the appropriate provisions of the Finnish Companies’ Act will be revised when IAS is adopted in Finnish legislation.

Inflation

      Inflation in Finland as measured by the consumer price index during the years ended December 31, 1999, 2000 and 2001 was 1.2 percent, 3.4 percent and 2.6 percent, respectively. During the periods under review, inflation in Finland has not had a significant impact on Sonera’s operating results. However, most of Sonera’s associated companies operate in countries with rates of inflation higher than that of Finland. Other than Turkey and Russia, in which Sonera’s associated companies Turkcell, Fintur and MegaFon operate, respectively, none of such countries is currently experiencing hyperinflation. Changes in rates of exchange may or may not reflect differences in rates of inflation, making it difficult to quantify the individual or combined effects of these factors on reported income.

Introduction of the Euro

      In May 1998, Finland was approved as one of the first 11 European Union member states to join Stage Three of the Economic and Monetary Union (known as the EMU) from its commencement date. Stage Three, which commenced on January 1, 1999, involves the replacement of participating countries’ national currencies with the euro. The final conversion rates of the euro and the currencies of the member states participating in Stage Three became effective from January 1, 1999. For the Finnish markka, such conversion rate is FIM 5.94573 to one euro. The euro was introduced as an accounting currency through a transitional period which began January 1, 1999 and ended December 31, 2001. During a transitional period from January 1,

2002 through February 28, 2002, euro notes and coins entered circulation and the national currencies of the EMU member states were phased out. Currently the euro is the lawful currency of the EMU member states.

      Sonera has provided customers with invoices in both euros and Finnish markkas since January 1, 1999. Sonera began reporting in euros for financial accounting purposes for the financial year that began on January 1, 1999. Sonera began paying its wages and salaries in euros and pricing its services in euros on January 1, 2002. In addition to other ongoing systems updates, Sonera has made the necessary modifications to its existing telecommunications network and information technology software to permit it to bill, invoice and report in euros.

      Sonera’s full conversion of its operations to euro as of January 1, 2002 did not have a material competitive impact on its business operations, nor did it result in the termination or breach of any of its operative contracts which are material to its business.

Quantitative and Qualitative Disclosures about Market Risk

General Principles For Financing And Financial Risk Management

      Sonera’s financing and its financial risks are managed according to directives issued by, and under the control of, the Sonera board of directors and Sonera’s president and chief executive officer. Sonera’s financial management operations are centralized in its treasury and corporate finance units. Sonera’s treasury operates as its internal bank, and is responsible for the management of financing and financial risks.

      The financial management policy approved by the Sonera board of directors defines operational principles for the management of Sonera’s financing, and the maximum permissible limits for financial risks. Sonera’s financial position and financial risks are reported to the board of directors on a regular basis. The objective of financing and financial risk management is to develop and maintain financing flexibility and to identify Sonera’s financial risks (liquidity, interest rate, foreign exchange and credit risk) as well as protect Sonera against these risks by creating a financially stable framework for developing its business operations.

      Derivative financial instruments are used in hedging foreign exchange and interest rate risks. Sonera does not hold positions in derivative instruments for speculative purposes.

      Sonera continuously evaluates the market risks of receivables and liabilities and derivative contracts, and the potential impact of these risks on its earnings by comparing the components of its financial instruments against market values and by estimating the sensitivity of changes in value to market factors.

Management of Liquidity Risk

      Liquidity risks relate to the availability of sufficient funding for debt service, dividend payment, capital expenditure and working capital requirements. Sonera seeks to minimize its liquidity risks by maintaining sufficient cash flow from operations, by having sufficient long-term financing reserves, and by distributing the maturities of its loan portfolio across different years.

      In accordance with Sonera’s financial management policy, Sonera seeks to maintain its liquidity position (i.e., cash and short-term investments and committed long-term undrawn credit facilities less borrowings maturing within the next 12 months) at the level of at least €350 million. On December 31, 2001, Sonera’s liquidity position was in deficit to a total of €151 million, consisting of €212 million of liquid funds, €504 million of Deutsche Telekom shares and €241 million of undrawn revolving credit facilities, as well as €310 million from the disposal of Pannon GSM shares agreed upon in July 2001, less €1,418 million of loans falling due during 2002. In addition, Sonera had a €850 million unused long-term bond-based credit facility and €945 million unused commercial paper program facilities.

      The following table sets forth maturities of long-term drawn-down loans and undrawn committed credit facilities on December 31, 2001 as well as amounts drawn and undrawn under such long-term loans and facilities:

Maturities	Drawn down	Undrawn	Total

	(in € millions)
Fall due by December 31, 2002	1,418	—	1,418
Fall due by December 31, 2003	320	96	416
Fall due by December 31, 2004	199	96	295
Fall due by December 31, 2005	1,102	49	1,151
Fall due by December 31, 2006	—	—	—
Fall due by December 31, 2007	—	—	—
Fall due by December 31, 2008	86	—	86
Fall due by December 31, 2009	300	—	300

Total	3,425	241	3,666

Management of Interest Rate Risk

      Sonera’s net interest-bearing debt as of December 31, 2001 was €3,268 million, consisting of €3,479 million of interest-bearing loans and a €1 million bond loan with warrants issued to Sonera employees, partially offset by €212 million of cash and short-term investments. Sonera’s borrowings and the management of liquid funds are centralized in the treasury and corporate finance functions. With limited exceptions, subsidiaries manage their financing with intra-group loans.

      Interest rate risks include cash flow risk (changes in interest income and expenses when interest rates change) and price risk (changes in values of financial instruments when interest rates change). Sonera manages its interest rate risks by diversifying Sonera’s portfolio of investments and loans in fixed and floating rate instruments, and by using interest rate swaps, interest rate options and forward rate agreements.

      The calculation of interest rate risk exposure is based on the interest rate maturities of loans and other financial instruments used. The objective is to hedge against changes caused by a rise in the level of interest rates, taking into account factors such as prevailing interest rate levels, yield curves and volatilities. In accordance with Sonera’s financial management policy, approximately 70 percent of its net interest-bearing debt as of December 31, 1999 and 2000, and approximately 61 percent as of December 31, 2001, consisted of floating rate instruments (i.e., with interest maturities less than 12 months) and approximately 30 percent were fixed rate instruments (i.e., with interest maturities ranging from 12 months to five years) as of December 31, 1999 and 2000, while approximately 39 percent were fixed rate instruments as of December 31, 2001.

      The average interest rate for Sonera’s interest-bearing debt, including the impact of hedging measures, was 4.18 percent, 5.37 percent and 3.75 percent on December 31, 2001, 2000 and 1999, respectively. A parallel change of one percentage point in the level of interest rates would have had an impact of approximately €17 million, €47 million and €8 million on the annual net interest expense, assuming that Sonera’s net interest-bearing debt were to remain at the level of December 31, 2001, 2000 and 1999, respectively, and that no new hedging measures were taken. Net interest-bearing debt excludes all loans receivable.

Management of Exchange Rate Risk

      Sonera seeks to minimize the effects of exchange rate fluctuations on its earnings and financial position. Sonera conducts its business mainly in euros.

      Changes in exchange rates between the euro and other currencies in which Sonera has receivables, liabilities or other contractual items generate exchange gains and losses that impact its results of operations (transaction risk). Under Sonera’s financial management policy, Sonera hedges all significant transaction risks with forward exchange contracts, currency swaps and currency options. As of December 31, 1999, 2000 and 2001, the post-hedging open transaction risk of Sonera’s Finnish group companies was about €1 million, €1 million and €2 million, respectively. A ten percent change in the value of the euro against all other currencies would have had an immediate impact of €0.1 million, €0.1 million and €0.2 million on Sonera’s net income, assuming that the open transaction exposure would have been at the level of December 31, 1999, 2000 and 2001, respectively, and that no new hedging measures would have been taken.

      Changes in exchange rates between the euro and other currencies in which Sonera’s foreign subsidiaries and associated companies report their results of operations and shareholders’ equity to be included in Sonera’s consolidated financial statements generate translation differences that affect consolidated shareholders’ equity (translation risk). On December 31, 2001, Sonera’s pro rata share of shareholders’ equity in Sonera’s non-euro subsidiaries and associated companies was €1,255 million as compared with €1,093 million and €835 million at the end of 2000 and 1999, respectively. During 1999, 2000 and 2001, Sonera did not hedge its translation risks. The decision whether to hedge in each case is made by taking into account the impact of hedging on Sonera’s results of operations and cash flows, as well as the circumstances in local currency and capital markets, including the level of interest rates and the liquidity of the market. As of December 31, 1999, 2000 and 2001, a ten percent change in the value of the euro against all other currencies would have had an immediate impact of €84 million, €109 million and €126 million, respectively, on Sonera’s consolidated shareholders’ equity, assuming that Sonera’s pro rata share of shareholders’ equity in Sonera’s non-euro subsidiaries and associated companies would have been at the level of December 31, 1999, 2000 and 2001, respectively, and that no new hedging measures would have been taken.

      Turkcell and certain other subsidiaries and associated companies in highly-inflationary countries report their financial statements either adjusted for inflation, or in U.S. dollars instead of the local currency.

      The following table sets forth a breakdown of Sonera’s consolidated shareholders’ equity by currency on December 31, 1999, 2000 and 2001:

	As of December 31,

Currency	1999	2000	2001

	(%)
Euro	54	66	73
Turkish lira	19	20	14
Latvian lat	10	6	5
U.S. dollar	7	—	—
Lithuanian lita	5	4	3
Estonian kroon	3	2	1
Other currencies	2	2	4

Total	100	100	100

Management of Credit Risk

      Financial instruments are subject to the risk that counterparties may be unable to meet their contractual commitments. Investments in financial instruments, including short-term investments of excess cash, long-term investments in debt securities and loans receivable, as well as the use of derivative instruments, are centrally managed by the Treasury, and are limited to such counterparties and amounts as are approved by Sonera’s board of directors.

      The credit risk with respect to Sonera’s trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis. Sonera’s credit monitoring includes processing current credit information on subscribers from third-party sources. Bad debt expense in relation to consolidated revenues was 0.3 percent, 0.3 percent and 0.3 percent in 1999, 2000 and 2001, respectively.

Fair values of derivative financial instruments

      The following table presents the carrying values and fair values for derivative financial instruments, using exchange and interest rates current at the indicated balance sheet date. While the contract amounts presented for derivative instruments illustrate the scope of Sonera’s hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of Sonera’s risk exposure.

	As of December 31, 1999				As of December 31, 2000				As of December 31, 2001

	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average
	amount	value	value	maturity	amount	value	value	maturity	amount	value	value	maturity

												(months)
	(in € millions)			(months)	(in € millions)			(months)	(in € millions)
Interest rate swaps
Euribor	604	7	(15)	69	2,103	36	36	48	2,207	38	41	35
Purchased interest rate options Cap options,
Euribor	120	1	3	38	200	1	1	24	270	1	—	14
Forward selling of foreign exchange
USD	43	(2)	(2)	2	50	3	4	3	60	—	—	1
SEK	19	—	—	5	48	1	1	3	9	—	—	11
GBP	—	—	—	—	17	—	—	5	—	—	—	—
NOK	—	—	—	—	16	—	—	1	—	—	—	—
Other currencies	—	—	—	—	9	—	—	6	2	—	—	4
Forward buying of foreign exchange
USD	61	3	2	2	125	(12)	(14)	3	—	—	—	—
JPY	—	—	—	—	—	—	—	—	4	(1)	(1)	—
SEK	—	—	—	—	3	—	—	1	3	—	—	1
GBP	—	—	—	—	—	—	—	—	3	—	—	1

      For the carrying values and fair values of derivative instruments, a positive value represents receivable and a negative value represents liability. Fair value interest rate swap agreements includes the accrued interest. Fair value of interest rate options (cap) includes the accrued interest of the prevailing period.

DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA

      Set forth below is a summary of material information relating to Telia’s share capital, including summaries of certain provisions of Telia’s articles of association and the applicable Swedish law in effect at the date of this prospectus, including the Swedish Companies Act. An unofficial English translation of the full text of the articles of association is included as Annex E to this prospectus. Also set forth below is a description of the FCSD-registered Telia shares and Telia warrants offered in the exchange offer.

Share Capital

      Under Telia’s articles of association, its share capital may not be less than SEK 8 billion or more than SEK 32 billion, represented by shares of SEK 3.20 nominal value.

      On May 20, 2000, the nominal value of Telia shares was adjusted from SEK 1,000 to SEK 3.20 by means of a bonus issue and subsequent stock split which increased the number of issued shares from 8,800,000 to 2,851,200,000.

      As part of the initial public offering in June 2000, Telia issued 150,000,000 new shares pursuant to an authorization given to the Telia board of directors by the shareholders at an extraordinary general meeting of the Telia shareholders on May 20, 2000. Following the offering, the issued share capital of Telia is SEK 9,603,840,000 comprising in total 3,001,200,000 shares.

      At the annual general meeting of Telia’s shareholders in 2001, an employee stock option program was established. The program encompasses the issuance of a maximum of 21,000,000 options which entitles the holders to acquire a corresponding number of Telia shares. The options are exercisable between May 31, 2003 and May 31, 2005. In addition, a maximum of 6,500,000 additional options may be issued and sold in the open market to compensate for any social costs incurred in connection with the program. The increase in share capital following a full subscription under the program will amount to SEK 88,000,000, leading to an increase of the total number of shares by 0.9 percent.

      At an extraordinary general meeting of Telia’s shareholders to be held on November 4, 2002, resolutions will be proposed by the Telia board of directors to authorize the Telia board of directors to decide on the issuance of a maximum of 1,706,304,914 Telia shares in exchange for Sonera shares (leading to an increase of the share capital by a maximum of SEK 5,460,175,724.80 from SEK 9,603,840,000 to SEK 15,064,015,724.80) and the issuance of debentures with a maximum of 31,220,339 Telia warrants, divided in 14 series necessary to complete the exchange offer. The 31,220,339 Telia warrants entitle the holders to subscribe for a total of 46,830,508 Telia shares (leading to an increase of the share capital by a maximum of SEK 149,857,625.60). In this connection, the maximum number of warrants of the following series will be issued:

•	7,500,000 warrants 2002/2005:A;

•	5,846,867 warrants 2002/2005:B;

•	2,829,850 warrants 2002/2008:A;

•	2,829,850 warrants 2002/2008:B;

•	5,659,700 warrants 2002/2008:C;

•	34,200 warrants 2002/2008:D;

•	34,200 warrants 2002/2008:E;

•	68,400 warrants 2002/2008:F;

•	1,006,818 warrants 2002/2010:A;

•	1,006,818 warrants 2002/2010:B;

•	2,013,636 warrants 2002/2010:C;

•	597,500 warrants of series 2002/2010:D;

•	597,500 warrants of series 2002/2010:E; and

•	1,195,000 warrants of series 2002/2010:F.

      Copies of the resolutions of Telia’s extraordinary general meeting of shareholders on the authorization to issue a maximum of 1,706,304,914 new Telia shares and debentures with a maximum of 31,220,339 Telia warrants are available for inspection at the principal executive offices of Telia at Marbackagatan 11, 123 86 Farsta, Sweden, and at the principal executive offices of Sonera at Teollisuuskatu 15, 00510 Helsinki, Finland.

      The table below describes the changes in Telia’s share capital since December 31, 1994 through completion of the exchange offer and registration with the Swedish Patent and Registration Office (Patent- och registreringsverket, or PRV) of a maximum of 1,706,304,914 shares that will be issued as part of the exchange offer.

				Number of
		Change in		Ordinary	Nominal
Date	Transaction	Share Capital	Share Capital	Shares	value

As of December 31, 1994	n/a	n/a	SEK 8,800 million	8,800,000	SEK 1,000
May 20, 2000	Bonus issue	SEK 323.84 million	SEK 9,123.84 million	8,800,000	SEK 1,036.8
May 20, 2000	324 for one share split	—	SEK 9,123.84 million	2,851,200,000	SEK 3.20
June 2000	New issue of shares in connection with the initial public offering	SEK 480 million	SEK 9,603.84 million	3,001,200,000	SEK 3.20
November 2002(1)	New issue of shares in connection with the exchange offer	SEK 5,460,175,724.80	SEK 15,064,015,724.80	4,707,504,914	SEK 3.20

(1)	Estimated date of registration of the capital increase in connection with the exchange offer.

Shareholders’ Meetings

      Telia is required to hold its annual general meeting of shareholders in Stockholm before the end of June of each year. Notice of this meeting must be given no earlier than six weeks before and no later than four weeks before the annual general meeting of shareholders.

      Under Swedish law, extraordinary general meetings are held when the board of directors considers such a meeting appropriate or when either the auditor(s) or shareholders representing at least one-tenth of all issued shares so request in writing and for a specified purpose. Telia must give notice of an extraordinary general meeting of shareholders within two weeks of its receipt of a request for the meeting. This notice must be given no earlier than six weeks before and no later than two weeks before the meeting, unless a resolution amending the articles of association is proposed, in which case notice of the meeting must be given no earlier than six weeks before the meeting and no later than four weeks before the meeting.

      Telia’s articles of association provide that notice of general meetings of shareholders must be given through public announcement in the Swedish Official Gazette (Post- och Inrikes Tidningar) as well as in the daily newspapers Dagens Nyheter and Svenska Dagbladet or another daily national newspaper. Under the Swedish Companies Act (aktiebolagslagen 1975:1385), Telia must, in certain cases, mail notice of a general meeting to all shareholders for whom Telia has addresses.

      Under Swedish law, there are no quorum requirements to hold a general meeting of shareholders.

      As a general rule, resolutions are passed by a majority of the votes cast, except in certain circumstances, when, among other things, the number of shares represented at the meeting and voting for or against the resolution will also be taken into account.

Voting Rights

      Telia shares confer one vote per share. A shareholder may exercise his/her rights at a general meeting of shareholders personally or by a representative in possession of a written and dated proxy. A proxy is not valid for more than one year from the date of issue. There are no restrictions in Telia’s articles of association regarding the number of votes that a shareholder may cast and, therefore, each shareholder may vote all of the shares owned or otherwise represented by that shareholder at a general meeting of shareholders. To attend and vote at a general meeting, a shareholder must be registered in his or her own name ten days before the shareholders’ meeting (the “record day”) in the register of shareholders, which is kept by VPC, and give Telia notice of his or her intention to attend the meeting by a date no later than the time set out in the notice of the meeting. Shareholders having their shares registered in the name of a nominee must register the shares in their own name by the record day in order to be able to attend the general meeting. The notice of the meeting will also specify the record day.

FCSD Registered Telia Shares and Telia Warrants

General

      The Telia shares and Telia warrants 2002/2005:A will be listed and traded in Finland on the Helsinki Exchanges. Normal procedures and regulations applicable to trading on the Helsinki Exchanges and the settlement of trades will apply. The Telia shares and Telia warrants 2002/2005:A to be traded on the Helsinki Exchanges as well as all other classes of Telia warrants offered pursuant to the exchange offer will be delivered to the Finnish market through the link between VPC and FCSD (discussed below) and registered in the Finnish book-entry system by the FCSD (the Finnish Central Securities Depository Ltd) pursuant to Section 26 b, Paragraph 2, and Section 27, Paragraph 3 of the Finnish Act on the Book-Entry System (17.5.1991/826) and Chapter 6.2 of the rules of FCSD. The FCSD-registered Telia securities will be registered in the respective security holder’s Finnish book-entry account. These Telia shares and Telia warrants will originally be registered in the account-based system of VPC and registered in a nominee account in the Swedish account based system with FCSD as nominee. The FCSD-registration of Telia securities is thus not a direct ownership of Telia securities but gives the holder a right to a corresponding amount of securities registered in FCSD’s nominee account in VPC.

      Swedish laws and regulations concerning nominee accounts, registrations therein and nominees will apply to FCSD in its capacity as nominee account holder in Sweden acting on behalf of the holders of the Telia securities registered in the Finnish book-entry system from time to time. Regarding transfer, incorporation and the processing of Telia securities in the Finnish book-entry system, Finnish law and the rules of FCSD will apply to FCSD, the holders of FCSD-registered Telia securities and other parties involved.

      The Telia securities, which upon completion of the exchange offer will be delivered to those holders of Sonera securities that have accepted the exchange offer, will be registered in FCSD’s nominee account in VPC. By accepting the exchange offer the holder of Sonera securities consents to the delivery of the Telia securities through the link between VPC and FCSD, whereby FCSD becomes the nominee with respect to the FCSD-registered Telia securities. Consequently the provisions under Finnish law and FCSD’s rules governing the link will become applicable. For a description of optional arrangements for safe-keeping and registration of Telia securities available subsequent to the completion of the exchange offer, please refer to the Section “Cross-border transfer of FCSD-registered shares and warrants to securities being registered only in VPC,” below.

Information on ownership of FCSD-registered Telia securities

      Information on ownership of the FCSD-registered Telia securities is subject to the secrecy obligation under Section 29 of the Finnish Act on the Book-Entry System and hence not public nor accessible to Telia without an exemption from this secrecy obligation. The Telia securities registered and handled in the Finnish book-entry system will be subject to the condition that Telia and the relevant authorities shall be entitled to receive information on the ownership of Telia securities, which information Telia or the relevant authorities are entitled to receive under applicable laws and regulations, notwithstanding the secrecy obligation referred to above, either directly from FCSD or through VPC. FCSD shall be entitled to provide Telia and the relevant authorities with such information regarding holders of FCSD-registered Telia securities to the same extent FCSD provides to Finnish companies under the Finnish Companies Act, including the name of the holder, personal identity number or other identification code, contact information, payment address and taxation information as well as the number of Telia securities held by the owner. The right to provide, obtain and use such information on ownership will be registered by FCSD in the issue account pursuant to Section 27, paragraph 3 of the Finnish Act on the Book-Entry System (17.5.1991/826) and with respect to Telia warrants also included in the terms and conditions of the warrants.

Link between VPC and FCSD

      The link is a two-way book-entry link between FCSD and VPC through which Swedish securities are transferred for depositing and settlement in Finland and Finnish securities are transferred for depositing and settlement in Sweden. Swedish book-entry securities transferred to Finnish book-entry accounts are handled in the Finnish book-entry system in the same manner as Finnish book-entry securities to the extent possible. However, the position of holders of FCSD-registered Telia securities may deviate from that of holders of VPC-registered Telia securities. Certain discrepancies and related routines are briefly described below but for more specific information you should review the applicable sections of the rules of FCSD. Additional information about these issues may also be obtained from FCSD. The link and regulations related thereto will not affect the local procedures and regulations for public trading or settlement.

Shareholders’ meeting

      In order to be entitled under Swedish law to participate in and vote at a shareholders’ meeting in Telia, the shareholder shall be registered in the shareholder’s own name in Telia’s share register on the record date for the shareholders’ meeting. The record date for the meeting is the date that is ten calendar days before the meeting. Consequently, holders of FCSD-registered Telia shares shall on the record date for the meeting be temporarily registered in Telia’s share register in order to be entitled to participate in and vote at the shareholders’ meeting. Telia’s notice convening a shareholders’ meeting will include general information on these matters. In addition to registration for voting purposes, a notification by the shareholder to participate in the shareholders’ meeting shall also be made in accordance with the instructions given by Telia in the notice convening such meeting.

Corporate actions

      A corporate action relating to Telia securities, its time schedule and method of execution is carried out by VPC in accordance with the Swedish law and practice. FCSD carries out such corporate action in the Finnish book-entry system corresponding to the extent possible as it would according to the process and likely outcome in Sweden, and taking into account the technical operation of the Finnish book-entry system. Due to this, the processing of corporate actions for holders of FCSD-registered Telia securities may deviate from that of holders of VPC-registered Telia securities. More specific information can be obtained in the applicable sections of the rules of FCSD. Additional information about these issues may be obtained from FCSD.

Dividends

      In case of FCSD-registered Telia shares, the holder of such shares that is registered in the Finnish book-entry system on the dividend record date will be entitled to any cash dividend payments made.

      Payment of cash dividends on FCSD-registered Telia shares will be received by FCSD from VPC in Swedish kronor. FCSD will exchange the payments in the foreign exchange markets and forward the payments in euros to the account operators or agents having FCSD-registered Telia shares in their registers in accordance with the payment methods to be applied in the Finnish book-entry system. Such account operators or agents shall distribute the dividend payments to the respective holders of FCSD-registered Telia shares. The Telia shareholders having FSCD-registered Telia shares will, because of the procedural delays inherent in the VPC’s nominee registration system, receive any cash dividends slightly later than the Telia shareholders having their shares directly registered in the VPC.

      With respect to Swedish withholding taxes as well as other tax issues, see “TAXATION.”

      It should also be noted that due to technical reasons, a Swedish withholding tax of 30 percent will be withheld for dividends and similar payments to Swedish tax residents on Telia shares that are FCSD-registered.

Trading in FCSD-registered Telia shares and warrants 2002/2005:A

      Telia shares are subject to public trading on the Stockholm Exchange. Upon completion of the exchange offer, trading in Telia shares and Telia warrants 2002/2005:A will be effected, on the Helsinki Exchanges in the Helsinki Exchanges’ Automated Trading and Information System. FCSD-registered Telia shares may also be traded on the Stockholm Exchange and, correspondingly, VPC-registered Telia shares and Telia warrants 2002/2005:A may be traded on the Helsinki Exchanges, with the local settlement procedures being applied respectively, provided that the seller and the purchaser furnish such instructions to the stock broker and the stock broker has initiated a cross-border transfer to an account in VPC or FCSD as applicable. According to standard market practice, stock brokers usually charge higher fees for cross-border trading.

Cross-border transfer of FCSD-registered shares and warrants to securities being registered only in VPC

      Cross-border transfer of FCSD-registered Telia shares to Telia shares being registered only in VPC can be effected upon request by a shareholder through the relevant account operator (normally the bank or securities institution where the holder conducts securities transactions). In conjunction with such cross-border transfer, the number of FCSD-registered shares covered by the request will be transferred to such holder’s VPC-account. Cross-border transfer in accordance with the foregoing may also, in respect of holdings nominee-registered in the FCSD-system, be effected by making a request to the nominee. It is also possible to transfer shares that are only registered in VPC to FCSD. Cross-border transfer will be effected following a request to the shareholders account operating institute (or similar organization) in Sweden. There might, however, be certain limitations with respect to such cross-border transfers as described above, for example in connection with record dates for dividends and share issues.

      Cross-border transfer of FCSD-registered Telia warrants, which have been issued to the holders of Sonera warrants in connection with the completion of the exchange offer, cannot be made until the Telia warrants are transferable according to the terms and conditions applicable to the respective class of Telia warrants. Thereafter, cross-border transfer of FCSD-registered Telia warrants to Telia warrants registered with only VPC may be effected.

      The account operators normally charge a fee to security holders for the cross-border transfer of securities as described above.

Information about Telia

      Holders of FCSD-registered Telia shares will be treated comparably to other Telia shareholders with respect to the provision of financial and other information about Telia, as required by applicable laws and regulations.

Transfer of Shares

      As a general rule under Swedish company law, shares are freely transferable and, with respect to Telia’s articles of association, there are no restrictions on the transferability of Telia shares. Since Telia is a VPC-registered company, no share certificates are issued, and all of its shares are registered in the VPC accounts of the respective holders with VPC. Changes to registrations in VPC accounts are made by authorized account operating institutions, such as banks, upon instruction from the holder. Registration of shares on a VPC account serves as evidence of the account holder’s legal title to the shares. Joint holders are usually not recorded on the VPC accounts. Shareholdings may also be registered in the name of an institution designated by the account holder as, and duly authorized by VPC to act as, a nominee in the VPC system.

Changes in Capital

      Changes to Telia’s share capital require, as a general rule, a resolution passed at a general meeting of the shareholders. The Telia board of directors may, within certain limits, be granted authority (limited in time until the next annual general meeting of the shareholders) to resolve upon an issuance of new shares, as well as take such a resolution subject to subsequent approval by the shareholders. A resolution to deviate from preemptive shareholder rights in connection with a new issue of shares, to change the share capital in such a way as requires an amendment to the articles of association or to redeem share capital or restricted reserves is valid only if shareholders representing two-thirds of the votes cast and the shares represented at the general meeting vote in favor of the resolution.

Amendments to the Articles of Association, including Variation of Rights

      Amendments to the articles of association must be made through resolutions passed at a general meeting. Most such resolutions can be passed by an affirmative vote of two-thirds of the votes cast and the shares represented at the general meeting of shareholders.

      A resolution to amend the articles of association that, in relation to the issued share capital, reduces the shareholders’ rights to Telia’s profits or other assets or restricts the transferability of Telia shares or alters the legal relationship between shares, normally requires the unanimous consent of all shareholders present at the general meeting and representing at least nine-tenths of all issued shares.

      A resolution to amend Telia’s articles of association in any of the following ways is valid only if shareholders representing two-thirds of the votes cast and nine-tenths of the Telia shares represented at Telia’s general meeting are in favor:

•	a resolution limiting the number of shares in relation to which one shareholder can vote;

•	a resolution requiring a larger amount of the profit for the financial year than is otherwise required to be allocated to the statutory reserve or otherwise retained in Telia; or

•	a resolution providing for the distribution of profits or remaining assets in connection with the winding up of Telia which departs from that prescribed by the Swedish Companies Act.

      Amendments to Telia’s articles of association regarding the matters described above are nevertheless valid if passed by a two-thirds majority of the votes cast and two-thirds of the shares represented at the general meeting and if (i) the amendments are to the detriment of only some shareholders and all of these shareholders represented at the general meeting so consent (provided they represent at least nine-tenths of all such shares so affected) or (ii) the amendments are to the detriment of all shares of one class and owners of at least 50 percent of all such shares, as well as at least nine-tenths of such shares that are represented at the general meeting, so consent (although Telia presently has only one class of shares outstanding).

Minority Rights, including Mandatory Offers

      Under the Swedish Companies Act, minority shareholders have certain rights to protect them from detrimental actions by the majority shareholders. The exercise of most rights presupposes the control or collaboration of shareholders representing at least ten percent of the shares. An auditor may be appointed by the County Administrative Board (länsstyrelsen) upon request by the owners of one-tenth of all shares, or one-third of the shares represented at the relevant general meeting. Where a parent company individually or together with one or more subsidiaries owns more than 90 percent of the shares of a company representing more than 90 percent of the votes of that company, the owners of the remaining shares have a right to have their shares acquired by the parent company.

      In addition, pursuant to a recommendation by the Swedish Industry and Commerce Stock Exchange Committee (Näringslivets Börskommitté, or NBK), any acquirer who either alone or together with a concerted party acquires 40 percent or more of the total number of votes in a Swedish company (the target company), which is listed on a stock exchange or authorized market place in Sweden, must make a public offer for the acquisition of all the remaining shares issued by the target company (a mandatory offer). This offer must also be addressed to holders of securities other than shares issued by the target company, if the price of those securities could be substantially affected as a result of the cessation of quotation of the target company’s shares.

      Shareholders holding at least ten percent of the shares of Telia have the right to request that an extraordinary general meeting of shareholders is convened. In addition, each shareholder may request an item to be placed on the agenda for a general meeting, provided that the request is made in time for it to be included in the notice of the meeting.

      As a general rule, neither the Telia board of directors or other representatives of Telia nor a voting majority at a general meeting of Telia’s shareholders may enter into transactions or undertake other measures which are likely to give an undue advantage to a shareholder or a third-party to the detriment of Telia or any other shareholder.

Election and Removal of Directors

      The members of the Telia board of directors are elected by a majority vote at a general meeting of the shareholders, normally at Telia’s annual general meeting, and remain in office until the end of the following annual general meeting. Re-election of a board member is possible for an unlimited number of consecutive terms. There is no legal right of minority shareholders to elect or appoint a board representative. Apart from the board members elected at a general meeting of shareholders, Swedish law gives a right to the trade unions to appoint two additional directors in all companies with at least 25 employees in Sweden (three directors if the company is active in more than one industry and has at least 1,000 employees in Sweden) and a corresponding number of deputy directors for such union directors. There are presently three union directors and three deputy union directors on Telia’s board of directors.

      The term of office of a member of the board of directors can be prematurely terminated at any time upon the relevant director’s request or by a resolution of the general meeting of shareholders that is passed by a simple majority vote.

Payment of Dividends

      All of Telia’s shares carry equal dividend rights. Under the Swedish Companies Act, only an annual general meeting of the Telia shareholders may authorize the payment of dividends, which may not exceed the amount recommended by the board of directors (except to a limited extent in the event of a demand by holders of at least ten percent of the total number of issued shares) and which may be paid only from funds available for dividends. Moreover, dividends to the Telia shareholders may not exceed net income for the most recent fiscal year, retained profits and non-restricted reserves less the sum of:

•	the amount of reported losses;

•	the amount which Telia is required to allocate to restricted equity or the amount which, according to the annual reports submitted by group entities, will be transferred from group non-restricted equity to restricted equity; and

•	the amount, if any, which, according to Telia’s articles of association, must be used for a purpose other than for dividends to the shareholders. Telia’s articles of association currently contain no such provisions.

      This calculation is made in two steps. First, Telia calculates distributable earnings based on its consolidated balance sheet prepared under IAS. In this calculation, guidance from the Swedish Financial Accounting Standards Board is applied. Under this guidance, only post-acquisition earnings in subsidiaries plus distributable earnings in the parent company under Swedish GAAP are considered available for distribution. This calculation is then compared to distributable earnings on the parent company balance sheet

(prepared in accordance with Swedish GAAP). The lower of the two results represents the distributable earnings that are available for distribution as dividends.

      Under the Swedish Companies Act, Telia cannot pay dividends in respect of a financial period for which audited financial statements have not been adopted by the Telia shareholders at an annual general meeting of shareholders. The normal practice in Sweden is for dividends to be paid only annually.

      Also, Telia may not declare a dividend in an amount that would be contrary to generally accepted business practices in light of Telia’s or the Telia group’s financial needs, liquidity or financial position in other respects.

      VPC handles on Telia’s behalf all payments of dividends to the Telia shareholders. Normally, each shareholder has a bank account connected to his VP account and dividends will then be paid to that account. If no account is attached to the VP account, VPC will send a check to the shareholder. If the check remains uncashed or is returned to VPC, the dividend amount will be paid back to Telia. The shareholder entitled to the dividend will then have a claim on Telia subject to the applicable statutory limitation periods. For a discussion on dividends to holders of FCSD-registered shares, see “FCSD Registered Telia Shares and Telia Warrants.”

      Dividends paid by Telia may be subject to Swedish or other taxation. For a further discussion of the possible tax consequences, see “TAXATION.”

Rights of Redemption and Repurchase of Shares

      Under Swedish law, Telia may not subscribe for, or receive as security, its own shares. Telia may, however, redeem its own shares through a statutory redemption procedure pursuant to the Swedish Companies Act, which will normally require (among other things) court approval when such redemption would result in the repayment of paid-up capital to shareholders.

      Swedish listed companies may buy and sell their own shares. A resolution authorizing a company to repurchase its own shares must be passed by the general meeting of the company’s shareholders, or, following authorization by the general meeting, by the board of directors. The resolution by the shareholders must be passed by a two-thirds majority of the votes cast and the shares represented at the general meeting.

      Share repurchases by a Swedish listed company may only take place on the stock market or pursuant to an offer to all shareholders (or all shareholders of a specified class of shares). Telia may not repurchase its own shares by way of direct negotiations with any of its shareholders. In the event Telia wishes to buy its own shares on a stock exchange or other marketplace outside the European Economic Area, it must be granted permission by the Swedish Financial Supervisory Authority (Finansinspektionen).

      Share buy-backs may only take place to the extent they do not impair Telia’s restricted equity or the restricted equity of the Telia group after the buy-back. Telia may not record its own shares as assets on the balance sheet. Further, the proportions of a share buyback may not be so large as to violate sound business practices taking into account Telia’s or the Telia group’s financial needs, liquidity or financial position in other respects. Telia may not hold more than one-tenth of all of its issued shares. In this context, shares held by any of Telia’s subsidiaries are deemed to be held by Telia.

      Telia may hold repurchased shares for an unlimited period of time. Telia may not vote the shares, and the shares do not give a right to dividends or preferential rights to new shares in connection with an issue of new shares. However, if Telia holds its own shares, Telia may receive new shares by way of a bonus issue.

      As a public company, if Telia holds its own shares, Telia may either reduce the share capital and cancel the shares or sell the shares to someone else. If Telia buys or sells its own shares, Telia must notify the stock exchange or other marketplace where the shares are listed.

Pre-emptive Rights

      The Telia shareholders must approve the issue of new shares at a general meeting of shareholders, and Telia’s board of directors may be authorized by resolution at a general meeting of shareholders to increase the share capital. A resolution to disapply the Telia shareholders’ preferential rights in connection with a new issue of shares (i.e., directed new issue) requires a majority of at least two-thirds of the votes cast and of the shares represented at the meeting. If the shareholders do not adopt a resolution on a directed new issue of shares, they will have preferential rights to subscribe for cash for issues of shares in proportion to their holdings.

Shareholders’ Votes on Certain Reorganizations

      Under the Swedish Companies Act, when a Swedish parent company, alone or together with one or more subsidiaries, owns more than 90 percent of the shares in a subsidiary and these shares represent more than 90 percent of the votes in the subsidiary, that parent company is entitled to purchase the remaining outstanding shares from the other shareholders of the subsidiary (through a compulsory, or minority, “squeeze-out” proceeding), and those shareholders may require the parent company to purchase their shares. Absent an agreement regarding the price for these shares, an arbitration tribunal will determine a fair price. In the case of a compulsory acquisition initiated promptly or within a reasonable period of time following a public offer to a substantial number of shareholders pursuant to which the offeror (or its affiliates) acquired a majority of the shares held by the offeror, the price will normally be the same as the price paid in such offer.

      A legal merger of a Swedish (merging) company with another Swedish (acquiring) company pursuant to chapter 14 of the Swedish Companies Act requires the approval of the merging company’s shareholders by a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at a shareholders’ meeting. A legal merger where a Swedish public company, such as Telia, is merged into a Swedish private company must be approved by all of the public company’s shareholders present at the meeting and these shareholders must represent at least 90 percent of all issued shares in the public company. Certain majority requirements also apply where the merger adversely affects certain shares or classes of shares.

      In the case of companies listed on the Stockholm Exchange, shareholder approval is required for transactions such as a disposal of shares in a subsidiary of the listed company if such shares are acquired by directors or employees (or certain related parties to such persons) of the listed company or companies within the same group. This type of disposal requires the approval of the shareholders through a majority of at least nine-tenths of the votes cast as well as at least nine-tenths of the shares represented at a meeting of the shareholders of the listed company. In addition, companies listed on the Stockholm Exchange must refer material transactions, such as a disposal of a business, to a shareholders’ meeting if the business is acquired by (inter alia) the persons referred to above. This type of disposal requires the approval of the shareholders through a majority of more than 50 percent of the votes cast.

Liability of Directors

      At Telia’s annual shareholders’ meeting, the shareholders must consider whether to exempt the members of its board of directors and its managing director from liability in respect of Telia’s business for the previous financial year. A simple majority of the votes at the annual general meeting may exempt the members of the board of directors and the managing director from liability. If shareholders representing at least ten percent of the Telia shares vote against granting a director exemption from liability, shareholders representing at least ten percent of the shares are entitled to bring a claim against that director before the relevant Swedish court. Were there to be such a claim, such a claim would be lodged on behalf of, and in the name of, Telia. Telia is not responsible for the cost of such litigation, but shareholders initiating the legal action are entitled to reimbursement from Telia of the legal expenses incurred to the extent that these costs may be covered by damages paid to Telia as a result of the legal action.

      In addition, shareholders may also claim damages directly and on their own behalf against any of the Telia directors, irrespective of whether an exemption from liability has been granted, if those directors have violated Telia’s articles of association, the Swedish Companies Act or the Swedish Annual Accounts Act (arsredovisningslagen 1995:1554).

Indemnification of Directors and Officers

      Neither Swedish law nor Telia’s articles of association contain any provision concerning indemnification by Telia of members of its board of directors and the enforceability of any such indemnification is unclear. However, it is not unusual for a listed company to take out insurance policies in favor of its directors and officers covering liability that they might otherwise have. Telia has also taken out such insurance.

Disclosures of Interests

      Pursuant to a recommendation from the Swedish Industry and Commerce Stock Exchange Committee (the NBK), any seller or purchaser of shares, convertible debt instruments, options, futures and certain other non-standardized instruments of a Swedish company listed on the Stockholm Exchange or any other Swedish stock exchange or authorized marketplace is required to report to the company and to the Stockholm Exchange (or other relevant stock exchange or marketplace) transactions as a result of which the purchaser becomes the owner of five percent or more of either the voting rights or the number of shares in the company or the seller’s holding falls below that threshold. The same requirement applies for each multiple of five percent of the votes or shares that the purchaser or seller reaches, exceeds or falls below, i.e., ten, 15, 20 percent etc., up to and including 90 percent. In addition, these changes in ownership must be publicly disclosed by the purchaser or seller by notifying a recognized news agency and a nationally published daily newspaper. Such notifications must be made at the latest by 9:00 a.m. on the next business (stock exchange) day after the transaction was made. For the purpose of the NBK recommendation, transactions in shares and other relevant instruments made by certain related individuals or enterprises or certain parties acting in concert must be included when calculating the relevant holding by the purchaser or seller.

      Under the Financial Instruments Trading Act (lagen 1991:980 om handel med finansiella instrument), any person who has acquired or transferred shares in a Swedish company that has issued shares which are listed on a stock exchange situated or operating in a country within the European Economic Area or which, although not listed, are quoted on a stock exchange or an authorized marketplace in Sweden, must within seven days after the acquisition or transfer report the transaction in writing to the company and to the Stockholm Exchange or authorized marketplace where shares in the company are quoted (or, if the shares are listed on an exchange outside Sweden, to the Swedish Financial Supervisory Authority) if the acquisition results in the purchaser’s holding a number of votes for all shares in the company reaching or exceeding any of the thresholds of ten, 20, 33 1/3, 50 and 66 2/3 percent or the transfer results in the seller’s holding of the number of votes for all shares in the company falling below any of the above mentioned thresholds. For the purpose of the Financial Instruments Trading Act, transactions in shares made by certain related individuals or enterprises or certain parties acting in concert must be included when calculating the relevant holding by the purchaser or seller.

      The Swedish Act on Reporting Obligations for Certain Holdings of Financial Instruments (lagen 2000:1087 om anmälningsskyldighet för vissa innehav av finansiella instrument) calls for individuals who own shares representing ten percent or more of the outstanding share capital or voting rights in a Swedish company quoted on the Stockholm Exchange or any other Swedish stock exchange or authorized marketplace, to report such ownership and changes in such ownership to the Swedish Financial Supervisory Authority, which keeps a public register based on the information contained in such reports. In this regard, shares held by certain closely related persons and by certain entities are to be treated as the purchaser’s or the seller’s own shares. In addition, individuals who hold an insider position in such a company are required to file corresponding reports.

Distribution of Assets on Liquidation

      On the winding-up of a Swedish company, the liquidator must distribute the net assets equally among the shareholders in proportion to their respective holdings in accordance with the articles of association. If there is no surplus after payment of the company’s debts, the liquidator shall file for bankruptcy.

Organization and Register

      Telia is incorporated as a stock corporation (aktiebolag) organized under the laws of the Kingdom of Sweden. Telia is registered in the Swedish Companies Register maintained by the Swedish Patent and Registration Office (Patent- och registreringsverket, or PRV), under the registration number 556103-4249. Telia was registered in the Swedish Companies Register on April 6, 1966.

Summary of Telia’s Articles of Association

Name of the Company

      Telia’s registered name is Telia Aktiebolag. Telia is a public company (publ).

Registered Office

      Telia’s registered office is in Stockholm.

Object of the Company

      The object of Telia is to, directly or indirectly, provide telecommunications services and information services.

Share Capital

      Telia’s share capital must be a minimum of SEK 8 billion and a maximum of SEK 32 billion.

Nominal Value of Shares

      The nominal value of each ordinary share is SEK 3.20.

Board of Directors

      The Telia board of directors must consist of not fewer than four and not more than nine directors with not more than three deputy directors. Telia’s directors and deputy directors are elected annually at the annual general meeting of shareholders for a term expiring at the end of the next annual general meeting.

Voting Rights

      At the general meetings of the Telia shareholders, each shareholder has the right to vote all shares owned or represented by that shareholder.

Financial Year

      Telia’s financial year is the calendar year.

DESCRIPTION OF TELIA AMERICAN DEPOSITARY SHARES

General

      Citibank N.A. has agreed to act as the depositary bank for the Telia American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10005. Telia’s ADSs represent ownership interests in securities that are on deposit with the depositary bank. Telia ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Skandinaviska Enskilda Banken, located at Operations Global Clients, S 106 40, Stockholm, Sweden.

      Telia will appoint Citibank as depositary bank pursuant to a deposit agreement. A draft copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

      We are providing you with a summary description of the material terms of the Telia ADSs and of your material rights as an owner of Telia ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of Telia ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

      Each Telia ADS represents the right to receive five (5) Telia shares on deposit with the custodian. A Telia ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the Telia ADS but that has not been distributed to the owners of Telia ADSs because of legal restrictions or practical considerations.

      If you become an owner of Telia ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the Telia ADR that represents your Telia ADSs. The deposit agreement and the Telia ADR specify Telia’s rights and obligations as well as your rights and obligations as owner of Telia ADSs and those of the depositary bank. As a Telia ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the Telia ADRs are governed by New York law. However, Telia’s obligations to the holders of Telia shares will continue to be governed by the laws of Sweden, which may be different from the laws in the United States.

      As an owner of Telia ADSs, you may hold your Telia ADSs either by means of a Telia ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your Telia ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as Telia ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the Telia ADSs directly by means of a Telia ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns Telia ADSs and will own Telia ADSs at the relevant time.

Dividends and Distributions

      As a holder, you generally have the right to receive the distributions Telia makes on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of Telia ADSs held as of a specified record date.

Distributions of Cash

      Whenever Telia makes a cash distribution for the securities on deposit with the custodian, Telia will notify the depositary bank and deposit the funds with the Custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Swedish laws and regulations.

      The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

      Any distribution in cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

      Whenever Telia makes a free distribution of Telia shares for the securities on deposit with the custodian, Telia will notify the depositary bank and deposit the applicable number of Telia shares with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new Telia ADSs representing the Telia shares deposited or modify the ADS-to-shares ratio, in which case each Telia ADS you hold will represent rights and interests in the additional Telia shares so deposited. Only whole new Telia ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

      The distribution of new Telia ADSs or the modification of the ADS-to-shares ratio upon a distribution of Telia shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Telia shares so distributed.

      No such distribution of new Telia ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new Telia ADSs as described above, it may sell the Telia shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

      Whenever Telia intends to distribute rights to purchase additional Telia shares, Telia will give prior notice to the depositary bank and Telia will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional Telia ADSs to holders.

      The depositary bank will establish procedures to distribute rights to purchase additional Telia ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of Telia ADSs, and if Telia provides all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new Telia ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Telia shares other than in the form of Telia ADSs.

      The depositary bank will not distribute the rights to you if:

•	Telia does not timely request that the rights be distributed to you or Telia requests that the rights not be distributed to you; or

•	Telia fails to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

      The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

      Whenever Telia intends to distribute a dividend payable at the election of shareholders either in cash or in additional shares, Telia will give prior notice thereof to the depositary bank and will indicate whether Telia wishes the elective distribution to be made available to you. In such case, Telia will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

      The depositary bank will make the election available to you only if it is reasonably practical and if Telia has provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional Telia ADSs, in each case as described in the deposit agreement.

      If the election is not made available to you, you will receive either cash or additional Telia ADSs, depending on what a shareholder in Sweden would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

      Whenever Telia intends to distribute property other than cash, Telia shares or rights to purchase additional Telia shares, Telia will notify the depositary bank in advance and will indicate whether Telia wishes such distribution to be made to you. If so, Telia will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

      If it is reasonably practicable to distribute such property to you and if Telia provides all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

      The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

      The depositary bank will not distribute the property to you and will sell the property if:

•	Telia does not request that the property be distributed to you or if Telia asks that the property not be distributed to you; or

•	Telia does not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

      The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

      Whenever Telia decides to redeem any of the securities on deposit with the custodian, Telia will notify the depositary bank. If it is reasonably practicable and if Telia provides all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

      The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their Telia ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your Telia ADSs. If less than all Telia ADSs are being redeemed, the Telia ADSs to be redeemed will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Telia Shares

      The Telia shares held on deposit for your Telia ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Telia shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

      If any such change were to occur, your Telia ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Telia shares held on deposit. The depositary bank may in such circumstances deliver new Telia ADSs to you or call for the exchange of your existing Telia ADSs for new Telia ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of Telia ADSs Upon Deposit of Telia Shares

      The depositary bank may create Telia ADSs on your behalf if you or your broker deposit Telia shares with the custodian. The depositary bank will deliver these Telia ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Telia shares to the custodian. Your ability to deposit Telia shares and receive Telia ADSs may be limited by U.S. and Swedish legal considerations applicable at the time of deposit.

      The issuance of Telia ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Telia shares have been duly transferred to the custodian. The depositary bank will only issue Telia ADSs in whole numbers.

      When you make a deposit of Telia shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The Telia shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	All preemptive (and similar) rights, if any, with respect to such Telia shares have been validly waived or exercised;

•	You are duly authorized to deposit the Telia shares;

•	The Telia shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the Telia ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	The Telia shares presented for deposit have not been stripped of any rights or entitlements.

      If any of the representations or warranties are incorrect in any way, Telia and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

      In addition, in order to comply with Swedish laws and practices, if you or any related parties or enterprises with whom you may be acting in concert acquire or transfer Telia shares (including Telia shares represented by Telia ADSs) in threshold amounts reaching, exceeding or falling below five percent (5 percent), ten percent (10 percent), and every succeeding multiple of five percent (5 percent) up to and including ninety percent (90 percent), of the voting rights or the outstanding Telia shares (including Telia shares represented by Telia ADSs) in Telia, you must (i) report your transactions to Telia and to the Stockholm Exchange (or other relevant stock exchange) and (ii) notify a recognized news agency and a nationally published newspaper by 9:00 a.m., Stockholm time, on the next business day after the transaction was made.

Transfer, Combination and Split Up of Telia ADRs

      As a Telia ADR holder, you will be entitled to transfer, combine or split up your Telia ADRs and the Telia ADSs evidenced thereby. For transfers of Telia ADRs, you will have to surrender the Telia ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by Telia ADR holders pursuant to the terms of the deposit agreement, upon the transfer of Telia ADRs.

      To have your Telia ADRs either combined or split up, you must surrender the Telia ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by Telia ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of Telia ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

      As a holder, you will be entitled to present your Telia ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Telia shares at the custodian’s offices. Your ability to withdraw the Telia shares may be limited by U.S. and Swedish law considerations applicable at the time of withdrawal. In order to withdraw the Telia shares represented by your Telia ADSs, you will be required to pay to the depositary the fees for cancellation of Telia ADSs and any charges and taxes payable upon the transfer of the Telia shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the Telia ADSs will not have any rights under the deposit agreement.

      If you hold a Telia ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your Telia ADSs. The withdrawal of the Telia shares represented by your Telia ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept Telia ADSs for cancellation that represent a whole number of securities on deposit.

      You will have the right to withdraw the securities represented by your Telia ADSs at any time except:

•	during temporary delays that may arise because (i) the transfer books for the Telia shares or Telia ADSs are closed, or (ii) Telia shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	when obligations to pay fees, taxes and similar charges are due; and

•	when restrictions are imposed because of laws or regulations applicable to Telia ADSs or the withdrawal of the securities on deposit.

      The deposit agreement may not be modified to impair your right to withdraw the securities represented by your Telia ADSs except to comply with mandatory provisions of law.

Voting Rights

      As a Telia ADS holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Telia shares represented by your Telia ADSs. The voting rights of holders of Telia shares are described in “DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA — Voting Rights.”

      At Telia’s request, the depositary bank will distribute to you any notice of shareholders’ meeting received from Telia together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by Telia ADSs.

      As a precondition for exercising any voting rights, any persons holding Telia ADSs who are not the registered holders of Telia ADRs on the books of the Telia depositary (e.g., persons holding their ADS(s) through DTC) must (a) arrange for the immobilization of their Telia ADSs in DTC (“Blocking”) for the period fixed by the Telia depositary (the “Blocking Period”), and (b) provide identity information required by Swedish law, Telia or the depositary bank to the depositary bank (e.g., the full name, address, taxpayer identification number, etc. of the holder), in each case, in the manner designated by the depositary bank. Holders of Telia ADRs registered on the books of the depositary bank (other than DTC) will, as a precondition for exercising voting rights, be required to irrevocably instruct the depositary bank not to transfer the Telia ADRs (and not to cancel the Telia ADRs upon receipt of cancellation and withdrawal instructions) in respect of which voting instructions have been given (“Stop Transfer Instructions”). The depositary bank shall, upon receipt of Stop Transfer Instructions, refuse to transfer, or cancel, upon receipt of cancellation and withdrawal instructions, the Telia ADSs indicated in such Stop Transfer Instructions, during the Blocking Period.

      If the depositary bank timely receives voting instructions from a holder of Telia ADSs, together with confirmation of Blocking or Stop Transfer Instructions, as applicable, it will endeavor to vote the securities represented by the holder’s Telia ADSs in accordance with such voting instructions.

      Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and by the terms of the securities on deposit. Telia cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

      As a Telia ADS holder, you will be required to pay the following service fees to the depositary bank:

SERVICE:	FEES:
• Issuance of Telia ADSs	Up to 5¢ per Telia ADS issued
• Cancellation of Telia ADSs	Up to 5¢ per Telia ADS canceled
• Distribution of Telia ADSs pursuant to stock dividends or other free distributions of stock.	Up to 5¢ per Telia ADS issued
• Distribution of cash dividends	No fee
• Distribution of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to 2¢ per Telia ADS held
• Distribution of Telia ADSs upon exercise of rights	Up to 5¢ per Telia ADS issued

      As a Telia ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of Telia shares charged by the registrar and transfer agent for the Telia shares in Sweden (i.e., upon deposit and withdrawal of Telia shares);

•	Expenses incurred for converting foreign currency into U.S. dollars;

•	Expenses for cable, telex and fax transmissions and for delivery of securities; and

•	Taxes and duties upon the transfer of securities (i.e., when Telia shares are deposited or withdrawn from deposit).

      Telia has agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by Telia and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

      Telia may agree with the depositary bank to modify the deposit agreement at any time without your consent. Telia undertakes to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. Telia will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the Telia ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, Telia may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

      You will be bound by the modifications to the deposit agreement if you continue to hold your Telia ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Telia shares represented by your ADSs (except as permitted by law).

      Telia has the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

      Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your Telia ADSs and the withdrawal of the Telia shares represented by your Telia ADSs and the delivery of all other property held by the depositary bank in respect of those Telia shares on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the Telia shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your Telia ADSs.

•	After the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of Telia ADSs in a non-interest-bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of Telia ADSs still outstanding.

Books of Depositary

      The depositary bank will maintain Telia ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Telia ADSs and the deposit agreement.

      The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of Telia ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

      The deposit agreement limits Telia’s obligations and the depositary bank’s obligations to you. Please note the following:

•	Telia and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on Telia’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Telia shares, for the validity or worth of the Telia shares, for any tax consequences that result from the ownership of Telia ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of Telia’s notices or for Telia’s failure to give notice.

•	Telia and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	Telia and the depositary bank disclaim any liability if Telia is prevented or forbidden from acting on account of any law or regulation, any provision of Telia’s articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond Telia’s control.

•	Telia and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in Telia’s articles of association or in any provisions of securities on deposit.

•	Telia and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Telia shares for deposit, any holder of Telia ADSs or authorized representatives thereof, or any other person believed by either of Telia or the depository bank in good faith to be competent to give such advice or information.

•	Telia and the depositary bank also disclaim liability for the inability of a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Telia shares but is not, under the terms of the deposit agreement, made available to you.

•	Telia and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	Telia and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

      The depositary bank may, in certain circumstances, issue Telia ADSs before receiving a deposit of Telia shares or release Telia shares before receiving Telia ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

      You will be responsible for the taxes and other governmental charges payable on the Telia ADSs and the securities represented by the Telia ADSs. Telia, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

      The depositary bank may refuse to issue Telia ADSs, to deliver, transfer, split and combine Telia ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify Telia, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

      The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

      If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

COMPARISON OF RIGHTS OF SONERA SHAREHOLDERS AND TELIA SHAREHOLDERS

      The rights of Sonera shareholders are currently governed by the Finnish Companies Act and Sonera’s articles of association. Upon completion of the exchange offer, Sonera shareholders who have accepted the exchange offer will become holders of Telia shares and Sonera ADS holders who have accepted the exchange offer will become holders of Telia ADSs, each representing five shares of Telia. The rights of Telia shareholders are governed by Swedish law and Telia’s articles of association. There are a number of differences between the rights of Telia shareholders and Sonera shareholders. The following is a brief summary of the material differences between the rights of Telia shareholders and the rights of Sonera shareholders and is qualified in its entirety by reference to the relevant provisions of Swedish corporate law and Finnish corporate law and by Telia’s articles of association and Sonera’s articles of association. Telia’s articles of association are included as Annex E to this prospectus and are summarized in “DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA.” Also, please generally refer to “DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA” and “DESCRIPTION OF TELIA AMERICAN DEPOSITARY SHARES.”

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

Shareholders’ Meetings
Annual Meetings

Under Sonera’s articles of association, the annual general meeting of shareholders must be held each year prior to the end of April.	Under Swedish corporate law, the annual general meeting of shareholders must be held within the first six months of the fiscal year which, under the articles of association of Telia, is the calendar year.
Place of Meeting

       Under Finnish corporate law, a general meeting of shareholders of a company incorporated in Finland must be held at the company’s domicile, which for Sonera is Helsinki, Finland. If there is a valid reason, a general meeting of shareholders may also be held at some other location.
Under Swedish corporate law, a general meeting of shareholders of a company incorporated in Sweden must be held in the place where the company’s board of directors is domiciled, which for Telia is Stockholm, Sweden. If extraordinary circumstances so require, a general meeting of shareholders may be held at some other location.
Notice

       Under Sonera’s articles of association, notices of general meetings must be given not earlier than two months before the expiration of the registration period to a general meeting and not later than 17 days prior to the general meeting by publishing an advertisement in at least two Finnish newspapers with a nationwide circulation.
Under Swedish corporate law and Telia’s articles of association, notice of an annual general meeting, and notice of an extraordinary general meeting where an amendment of the articles of association is to be resolved, must be issued not earlier than six weeks and not later than four weeks prior to such meeting. Notice of other extraordinary general meetings must be issued not earlier than six weeks and not later than two weeks prior to such meeting.
According to Telia’s articles of association, notices of shareholders’ meetings shall be published in two Swedish newspapers with a nationwide

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

circulation, as well as in the Swedish Official Gazette.
Attendance and Voting

       Under Sonera’s articles of association, a shareholder must give notice to Sonera of his or her intention to attend a general meeting before the expiration of the registration period indicated in the notice of the general meeting. The registration period shall not expire earlier than ten days prior to the general meeting. Shareholders entitled to attend and vote at a general meeting must be registered in the register of shareholders, which is kept by the Finnish Central Securities Depository in accordance with Finnish law, not later than ten days prior to the general meeting of shareholders.

     A shareholder may attend and vote at a general meeting in person or through an authorized representative.

     A shareholder, including any holder of ADSs, whose shareholding is registered in nominee or “street name” may not attend and vote at a general meeting of shareholders or authorize a representative to do so on his or her behalf. A beneficial owner wishing to exercise these rights must temporarily register his or her shares in his or her name in the shareholder register of the Finnish Central Securities Depository not later than ten days before the general meeting of shareholders.

     Each Sonera share entitles the holder to one vote.
Under Telia’s articles of association, a shareholder must give notice to Telia of his or her intention to attend a general meeting before 4:00 p.m. on the date of the expiration of the registration period indicated in the notice of the general meeting. The registration period shall not expire earlier than five business days prior to the general meeting and the expiry date may not be a holiday. Shareholders entitled to attend and vote at a general meeting must be registered in the register of shareholders, which is kept by the Swedish Securities Register Center, not later than ten days prior to the general meeting of shareholders.

     A shareholder may attend and vote at an annual meeting in person or by proxy. Shareholders wishing to vote by proxy may submit their own proxy forms to Telia. A proxy form, which must be signed and dated, is not valid for more than one year from the date of issue.

     A shareholder, including any holder of ADSs, whose shareholding is registered in the name of a nominee or “street name” may not attend and vote at a general meeting of shareholders or authorize a representative to do so on his or her behalf. A beneficial owner wishing to exercise these rights must temporarily register his or her shares in his or her name in the shareholders’ register of the Swedish Securities Register Center not later than ten days before the general meeting of shareholders.

     Each Telia share entitles the holder to one vote.

For a description of how ADS holders may exercise voting rights, see “DESCRIPTION OF TELIA AMERICAN DEPOSITARY SHARES — Voting Rights.”
Vote Required for Certain Transactions

Finnish corporate law does not contain any special majority requirements in respect of the sale of subsidiary shares or business assets to directors or employees of the company or its subsidiaries.	With respect to companies listed on the Stockholm Exchange, shareholder approval is required for transactions such as the disposal of shares in a subsidiary of the listed company if such shares are acquired by directors or employees (or certain related parties to such persons) of the listed

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

company or companies within the same group. This type of disposal requires the approval of the shareholders holding at least nine-tenths of the votes cast as well as nine-tenths of the shares represented at a meeting of the shareholders of the listed company. In addition, companies listed on the Stockholm Exchange must refer material transactions such as disposals of a business, to a shareholders’ meeting if the business is acquired by, among others, the persons referred to above. This type of disposal requires the approval of the shareholders holding a simple majority of the votes cast.
Submission of Shareholder Proposals

       A shareholder may submit a written request to the board of directors to have a matter addressed at the general shareholders’ meeting. A request may include the proposal to elect or remove one or several directors or proposals relating to Sonera. Under Finnish corporate law and the articles of association of Sonera, the shareholder has to give written notice of a proposal to Sonera’s board of directors within a sufficient period of time prior to the publication of the notice for the general meeting at which such proposal is to be made.
A shareholder may submit a written request to the board of directors to have a matter addressed at the general shareholders’ meeting. A request may include the proposal to elect or remove one or several directors. If a request is received at least one week before the earliest point in time before the notice convening the general meeting could be issued, the requested matter must be added to the agenda of the meeting. If a request is received later, the requested matter should be added to the agenda if there is sufficient time to include the matter in the notice.
Amendment of Constituent Documents

       Under Finnish corporate law, approval by two-thirds of the votes cast as well as two-thirds of all shares represented at a general meeting is required to amend the provisions of a company’s articles of association. The following amendments to Sonera’s articles of association require a vote of greater than two-thirds of the votes cast and shares represented at a general meeting:

•     inclusion of provisions in the articles of association which provide for a mandatory transfer of more than ten percent of the company’s net profit to a reserve fund on an annual basis or otherwise requires such an amount to be left undistributed require a vote of more than nine-tenths of the shares represented at a general meeting;

•     inclusion of provisions in the articles of association which alter the rights of the holders of a particular class of shares must be
Under Swedish corporate law, approval by two-thirds of the votes cast as well as two-thirds of all shares represented at a general meeting is normally required to amend the provisions of a company’s articles of association. The following amendments to Telia’s articles of association require a vote of greater than two-thirds of the votes cast and shares represented at a general meeting:

•     a resolution to amend the articles of association that reduces any existing shareholder’s rights to dividends or other assets, restricts the transferability of issued shares or alters the legal relationship between issued shares, normally requires the unanimous approval of the shareholders present at the meeting and representing at least nine- tenths of all shares issued; and

• a resolution to amend the articles of

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

approved not only by two-thirds of the votes cast and two-thirds of the shares represented at a general meeting but also by all of the shareholders whose shares are affected by the amendment;

•     inclusion of provisions in the articles of association which reduces the rights of the existing shareholders with respect to distributions must be approved not only by two-thirds of the votes cast and two-thirds of the shares represented at a general meeting but also by all shareholders whose shares are affected;

•     inclusion of provisions in the articles of association which requires additional mandatory capital contributions by the existing shareholders, must be approved not only by two-thirds of the votes cast and two-thirds of the shares represented at a general meeting but also by all shareholders whose shares are affected; and

•     if the company has several classes of shares, inclusion of provisions in the articles of association which reduce the rights of the holders of different classes of shares must be passed not only by two-thirds of the votes cast and shares represented at a general meeting but also by the affirmative vote of half of the total shares of each of the affected classes, and two-thirds of the shares of each of the affected classes present at the meeting.
association for the purpose of limiting the number of shares that a shareholder may vote at an annual general meeting, or requiring Telia to retain a larger amount of the net profit than required by the Swedish Companies Act, or amending shareholders’ rights in a winding-up of Telia, normally requires the approval of shareholders representing at least two-thirds of the votes cast and at least nine-tenths of the shares represented at the meeting.

     Special rules also apply for voting in connection with a reduction of share capital, mergers or the disapplication of pre-emption rights. See “— Pre-emptive Rights.”

The Swedish Companies Act stipulates that, in addition to the rules in a company’s articles of association, written notice must be sent to each shareholder whose address is known to a company when an annual general meeting is to be held at a time other than that set forth in the articles of association or when an annual general meeting is convened to address such matters as amendments to the articles of association affecting shareholders’ rights or the commencement or discontinuance of the liquidation of a company.
Shareholders’ Inspection Rights

       Under Finnish corporate law, shareholders may, during ordinary business hours, examine Sonera’s list of shareholders and the minutes of the general meetings of shareholders.

     In addition, shareholders are entitled to request information from the members of the company’s board of directors and the president and chief executive officer in a general meeting of shareholders regarding issues relating to the company’s financial statements and financial condition as well as other issues considered in the meeting. The board of directors and the president and chief executive officer have an obligation to provide the requested information unless they
Under Swedish corporate law, shareholders may, during ordinary business hours, examine Telia’s list of shareholders. This list, which may not be more than six months old, does not contain information about shareholders with 500 or fewer shares.

In addition, shareholders are entitled to request information from Telia’s board of directors and chief executive officer at a general meeting of shareholders regarding issues relating to financial statements and financial condition as well as other issues considered at the general meeting. The board of directors and chief executive officer have an obligation to provide the requested information

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

determine that the release of such information would be materially detrimental to the company.

     If the board of directors determines that releasing the requested information would be materially detrimental to the company, the information must be provided to one of the company’s auditors within two weeks of the general meeting. The Company’s auditor must, within one month of the general meeting, prepare a statement as to whether the requested information would have caused changes to the auditor’s report or the auditor’s report for the group or to other statements given by the auditor to the general meeting, and this statement must be made available to the shareholders at the principle executive offices of the company.
unless they determine that the release of such information would be materially detrimental to the company.

If the board of directors determines that releasing the requested information would be materially detrimental to the company, the shareholder requesting the information shall be notified immediately. If requested by the shareholder within two weeks from the aforementioned notification, the information must be provided to the company’s auditors within two weeks from the aforementioned request. The auditors must, within two weeks of receiving the information in question, prepare a statement as to whether the requested information should have caused changes to the auditor’s report or the auditor’s report for the group or whether the information otherwise gives rise to comments. In such circumstances, the changes or comments should be set forth in the statement. This statement must be made available to the shareholders at the principal executive offices of the company. A copy of the auditor’s statement shall be sent to the shareholder requesting the information.

Dividends

       Under Finnish corporate law and general market practice, dividends on the shares of a Finnish company are paid annually after the shareholders’ approval of the company’s results for that year. This means, in effect, that the payment of each annual dividend requires the approval of the holders of a majority of votes represented at an annual general meeting of shareholders. The amount of the dividend may not exceed the amount recommended by the board of directors, except to a limited extent in the event of a demand by holders of at least ten percent of the total number of shares outstanding. It is the current practice of Sonera’s board of directors to publicly announce their recommendation regarding dividends for the preceding fiscal year in February of each year. The recommendation of the board of directors is considered at the annual general meeting, which is usually held in March or April of the year following the year with respect to which the dividend is paid.

     Under Finnish corporate law, the amount of
At an annual general meeting, shareholders may declare dividends upon the recommendation of the board of directors. The amount of dividends may not exceed the amount proposed or approved by the board of directors and is limited by Swedish law.

     According to Swedish law, equity is divided into funds available for distribution, which are called non-restricted funds, and funds not available for distribution, which are called restricted funds. Telia’s shareholders can receive as a distribution only the non-restricted funds in the parent company or the group, whichever is lower. Restricted equity is made up of the share capital and share premium reserve/ legal reserve. Telia’s non-restricted equity in the consolidated accounts includes only that part of a subsidiary’s non-restricted equity that can be assigned to the parent company without having to write down the value of the shares in the subsidiary.

Telia’s balance sheet also shows the equity

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

any dividend is limited to the amount of distributable funds based upon the financial statements approved by the shareholders at the most recent annual general meeting. Distributable funds include:

•     the profit for the preceding financial year;

•     retained earnings from previous years; and

•     other unrestricted equity

less the reported losses, capitalized incorporation, research and specified development costs, acquisition cost of the company’s own or parent company’s shares, and the amount that the articles of association require to be transferred to the reserve fund or is otherwise to be left undistributed. Sonera’s articles of association do not require any amount to be transferred to a reserve fund or otherwise left undisturbed.

     In addition, the amount of any dividend is limited to the lesser of the parent company’s and the Sonera group’s distributable funds available at the end of the preceding fiscal year.
component of untaxed reserves as restricted equity. Earnings in associated companies that have not been distributed are reported in Telia’s equity as an equity reserve in restricted reserves. The equity effect of reporting financial instruments at fair value is attributed to a fair value reserve in restricted reserves. Likewise, the difference in equity effect between Telia’s principles for accounting for pensions and relevant Swedish standards is reported in restricted reserves.

See “DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA — Payment of Dividends” and “MARKET PRICE AND DIVIDEND INFORMATION — Dividend Data.”

Issuance of New Shares

       Shareholders may authorize the board of directors to approve a new issuance of shares, including an issuance in deviation from the pre-emptive rights of existing shareholders, in the future without obtaining further shareholder authorization, provided that this authorization may not be used by the board of directors to approve a share issuance in excess of 20 percent of the company’s outstanding share capital at the time the shareholders granted the board of directors this authority, and that the authorization may not be valid for more than a year.
Shareholders may authorize the board of directors to decide on a new issuance of shares, including an issuance in deviation from the pre- emptive rights of existing shareholders, in the future without obtaining further shareholder authorization, provided that the authorization may not be valid for a longer period than until the next annual general shareholders’ meeting and provided that the issuance can be undertaken without amendment of the articles of association.

The board of directors may also decide on the issuance of new shares provided that the board of directors receives the subsequent approval of the shareholders at a general meeting of shareholders.

Repurchase and Redemption of Shares

       Under Finnish corporate law, a public company may buy and sell its own shares subject to the following. A resolution authorizing a public company to repurchase its own shares must be passed by the general meeting of the company’s shareholders, or, following an authorization by the
Under Swedish law, a company may buy and sell its own shares subject to the following. A resolution authorizing a company to repurchase its own shares must be passed by the general meeting of the companies’ shareholders, or, following an authorization by the general meeting, by the board

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

general meeting, by the board of directors. If the shares are repurchased on a pro rata basis at the same price or on a stock exchange, the resolution by the shareholders must be passed by a two-thirds’ majority of the votes cast and the shares represented at the meeting. If the company has more than one class of shares with different voting rights, and if the shares are repurchased on a pro rata basis at the same price per each share class, or if listed shares are repurchased on a stock exchange and other classes of shares on a pro rata basis at the same price per each share class, the resolution must be passed, in addition to a two-thirds majority of the votes cast and the shares represented at the meeting, by each class of shares by two-thirds’ majority of the shares represented at the meeting. In other cases, approval by all shareholders whose shares are affected by the repurchase is needed.

     Company share repurchases may take place on the stock market or on a pro rata basis from all shareholders or from a certain group of shareholders. In order for a Finnish company to repurchase its own shares on a stock exchange, it must issue a stock exchange release about its intention to repurchase its shares one week prior to commencing of the repurchase.

     By law, share repurchases are permitted within the company’s distributable funds. Further, Sonera may not repurchase and hold more than five percent of its own shares. In this context, shares held by any subsidiary are deemed to be held by the parent company. Sonera may record its own shares as assets on its balance sheet.

     If Sonera holds more than five percent of its own shares, it must resell the shares in excess of five percent within three years from the date the five percent limit was reached.

     A public company holding its own shares may either reduce the share capital and cancel the shares or resell the shares to a third party. If a public company sells its own shares on a stock exchange, it must issue a stock exchange release about its intention one week prior to commencing the resale.
of directors. The resolution by the shareholders must be passed by a two-thirds’ majority of the votes cast and the shares represented at the meeting.

     Company share repurchases may only take place on the stock market or pursuant to an offer to all shareholders or all shareholders of a specified class of shares. A Swedish company may not repurchase its shares by way of negotiations with any of its shareholders. In order for a Swedish company to buy its own shares on a stock exchange or marketplace outside the European Economic Area, it must be granted permission by the Swedish Financial Supervisory Authority.

     By law, share repurchases are permitted if they do not impair the restricted equity of the company or the group after the repurchase. Further, the proportions of a share repurchase may not be so large as to violate sound business practice considering Telia’s financial needs, liquidity or financial position in other respects. Telia may not record its own shares as assets on its balance sheet. Telia may not hold more than one-tenth of all of its issued shares. In this context, shares held by any subsidiary are deemed to be held by the parent company.

A public company holding its own shares may either reduce the share capital and cancel the shares or sell the shares to a third party. If a public company buys or sells its own shares, it must notify the stock exchange or the market place where the shares are listed.

Pre-emptive Rights

Under Finnish corporate law, shareholders of Finnish companies have preferential rights to	Under the Swedish Companies Act, existing shareholders have pre-emptive rights to subscribe,

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

subscribe, on a pro rata basis, for new shares as well as for new issuances of warrants or debt instruments convertible into shares or carrying warrants to subscribe for shares, unless the corporate resolution approving the issuance provides otherwise. Shareholders may waive their preferential subscription rights in respect of any particular offering, either individually or collectively, at a general meeting of shareholders. In the case of a collective waiver of preferential subscription rights, the waiver must be approved by at least two-thirds of all votes cast and all shares represented at a general meeting of shareholders.
on a pro rata basis, for new shares, convertible debt instruments or similar instruments issued for cash unless the company’s articles of association provide otherwise or the general meeting deciding on the issue stipulates that the shareholders shall not have such preferential rights. Such a decision by the general shareholders’ meeting requires approval of shareholders representing at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting. If the company is listed on the Stockholm Exchange, a decision to issue securities to directors or employees (or certain related parties to such persons) of the listed company or companies within the same group, requires the approval of the shareholders representing at least nine-tenths of the votes as well as at least nine-tenths of the shares represented at the shareholders’ meeting. Telia’s articles of association do not limit the shareholders’ pre-emptive rights.

Takeover Protections

       Finnish corporate law does not contain any specific restrictions on business combinations between a Finnish corporation and a significant shareholder or an interested shareholder.

     Restrictions on foreign ownership of Finnish companies were abolished as of January 1, 1993. However, under the Finnish Act on the Control of Foreigners’ Acquisition of Finnish Companies of 1992, clearance by the Finnish Ministry of Trade and Industry would be required if a foreign person or entity, other than a person or entity from another member state of the European Economic Area or the Organization for Economic Cooperation and Development, or a Finnish entity controlled by one or more of these foreign persons or entities, were to acquire one-third or more of the voting power of Sonera. The Ministry of Trade and Industry may refuse clearance where the acquisition would jeopardize important national interests, in which case the matter would be referred to the government of Finland.
There are no specific rules of Swedish law providing anti-takeover measures that may be taken by a listed or other company to protect itself from a hostile take-over bid.

Swedish stock market regulations aim for transparency and fair trade on the stock exchange in relation to the acquisition of shares in a listed company. For example, the 1999 NBK Takeover Recommendation stipulates that a company cannot take any defensive actions after negotiations have been initiated with the board of directors or management of the acquirer or the public offer has been posted. In such cases, any defensive action must be approved by a shareholders’ meeting.

Dissenters’ or Appraisal Rights

Under Finnish corporate law, when a person, alone or together with one or more of its affiliates,	Under the Swedish Companies Act, when a Swedish parent company alone or together with one

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

owns more than nine-tenths of both the shares in a company and the votes entitled to be cast, that person may require the minority shareholders to sell their shares to such person, in a so-called compulsory acquisition. On the other hand, any minority shareholder, which is a shareholder in a company that has a majority shareholder with sufficient share capital and voting rights to effect a compulsory acquisition, may demand that the majority shareholder purchase his or her shares.

     Under Finnish corporate law, any shareholder of a company entitled to attend and vote at the general meeting in which a merger with or into another company is approved, and votes against the merger, may require his or her shares to be redeemed by such company. Abstention from voting in the general meeting is not sufficient to entitle a shareholder to redemption rights. The price at which such shares are to be redeemed is determined through negotiations between shareholders requesting redemption and the company or, in the event such negotiations do not result in an agreement between the parties on the redemption price, the price shall be determined in arbitration. This price may be more or less than the value of what a shareholder would otherwise receive in the merger.

     Finnish corporate law does not provide for any other kind of appraisal rights.
or more subsidiaries owns more than nine-tenths of the shares in a subsidiary, and these shares represent more than nine-tenths of the votes in the subsidiary, that parent company may require the minority shareholders of the subsidiary to sell their shares to the parent company (through a compulsory, or minority, “squeeze-out” proceeding), and those shareholders may require the parent company to purchase their shares.

Certain corporate transactions, including exchange offers against contribution in kind, are subject to an independent auditor’s report regarding the value of the consideration.

Size, Qualifications and Classification of the Board of Directors

       Sonera’s articles of association provide that the board of directors consists of the chairman of the board, the vice chairman of the board and not fewer than three nor more than eight regular members.

     Sonera’s articles of association provide that a director may not be more 65 years of age.
The Telia articles of association provide that the board of directors, to the extent it is elected by the general meeting, shall consist of at least four but not more than nine directors and not more than three deputy directors.

Apart from the board members elected at a shareholders’ meeting, the Swedish Act on Board Representation for the Privately Employed, as amended, gives a right to trade unions to appoint two additional directors in all companies with at least 25 employees in Sweden (three additional directors if the company is active in more than one industry and has at least 1,000 employees in Sweden) and a corresponding number of deputy directors for such union directors, should there be a collective bargaining agreement in force between a

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

trade union and the employer. There are presently three union directors and three deputy union directors on Telia’s board of directors. Union directors may vote at board meetings, however, not on matters where a conflict of interest is at hand, such as matters regarding collective bargaining agreements.

     The directors of Telia’s board are elected by a majority vote at a general meeting of Telia’s shareholders, normally at the annual general meeting, and remain in office until the end of the following annual general meeting. Re-election of a board member is possible for an unlimited number of consecutive terms.

According to the Guidelines to the Listing Agreement for companies listed on the Stockholm Exchange, the board shall consist of at least two directors, excluding the union directors, that are independent from shareholders holding more than ten percent of the shares in the company (the main shareholders). The independence of a director may be questioned for example if the director is an employee of, or director of, or a main shareholder in a company with extensive business relations as supplier or customer of the company in question.

Removal of Directors and Filling of Vacancies

       Under Finnish corporate law, directors may be removed from office at any time, with or without cause, by a majority of votes cast at a general meeting or upon the relevant director’s request. Vacancies on the board of directors may only be filled by a majority of votes cast at a general meeting except where statutory provisions or the articles of association prescribe otherwise. Sonera’s articles of association do not contain any provisions relating to the removal of directors. Sonera’s articles of association provide that proposals for the election of board members are presented to annual general meetings by the nomination committee, which consists of not less than three and not more than five members named by the board for a term not exceeding one year. There are no provisions for the filling of vacancies on the board of directors in extraordinary general meetings.
The term of office of a director of the board of directors can be prematurely terminated at any time upon the relevant director’s request or by a resolution of the general meeting of shareholders that is passed by a simple majority vote.

     In the event of a vacancy on the board of directors, an extraordinary general meeting of shareholders may appoint a new director for the remaining part of the term. However, such actions are not necessary if the leaving director is a labor representative, in which case the trade unions will appoint a new labor representative as director.

Should a director be appointed by the general meeting of shareholders, the election may be delayed until the next annual general meeting where elections are scheduled, if the board of directors has a quorum with the remaining directors and deputy directors.

Provisions Currently Applicable	Provisions Applicable
to Sonera Shareholders	to Telia Shareholders

Limitations on a Director’s Liability

       Under Finnish corporate law, directors may become personally liable to the company for any damages caused by negligence or intentional acts. Personal liability to shareholders or to a third party, including creditors, employees and contractors of the company, requires, in addition to negligence or an intentional act, a breach of a provision of the Finnish corporate law or the corporation’s articles of association. Under Finnish law, directors and officers must discharge their duties with that degree of care and skill that an “ordinary prudent person” would exercise under similar circumstances in like position, and breach of this standard constitutes negligence.
A director of the board or a chief executive officer may become personally liable to the company for any damages caused intentionally or by negligence in performing his or her respective entrusted duties. Such liability may also arise in relation to shareholders if a director or chief executive officer fails to carry out his or her mandates in accordance with the Swedish Companies Act, the articles of association or the Swedish Annual Accounts Act.
Indemnification of Officers and Directors

       Finnish corporate law does not address the question of whether a company may in advance agree to indemnify its directors and officers for costs and expenses incurred by them as a result of suits or claims arising out of their past or future service to the company. Market practice in Finland has been not to include any specific indemnity provisions in the articles of association of publicly listed companies, but rather to retroactively discharge the directors and officers of the company from any and all liabilities relating to their activities on behalf of the company by proposing resolutions to that effect for the consideration of shareholders at the annual general meeting and through establishment of directors and officers insurance plans.

     Adoption of a resolution in favor of indemnification by the shareholders prevents the company from bringing a lawsuit against the director or officer based on facts that the company or the shareholders were aware of at the time of the adoption of the resolution. However, shareholders may bring a suit against the officers or directors in the name of the company based on facts they were not aware of at the time of the adoption of the resolution. In addition, shareholders may, despite the adoption of the resolution, bring a suit in the name of the company provided that shareholders holding more than ten percent of the shares of the company or one third of the shares represented at a general meeting voted against the adoption of the resolution.
Neither Swedish law nor Telia’s articles of association contain any provision concerning indemnification of directors of the board and the enforceability of any such indemnification is unclear. However, it is not unusual for a listed company to take out insurance policies in favor of its directors and officers covering liability that they might otherwise have.

Swedish law provides that a company’s directors or chief executive officer may be discharged from personal liability associated with the business of the company for the previous fiscal year by a vote of the company’s shareholders at a general meeting. If shareholders representing at least ten percent of Telia’s share capital vote against granting a director or a chief executive officer a discharge from liability, shareholders representing at least ten percent of the Telia shares may raise a claim against that director or chief executive officer before the relevant Swedish court on behalf of and in the name of the company. Telia is not responsible for the cost of such litigation, but shareholders initiating the legal action are entitled to reimbursement for the legal expenses incurred to the extent that these costs may be covered by damages paid to the company as a result of the legal action.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SHAREHOLDERS OF A SWEDISH COMPANY

      There are currently no limitations, either under the laws of Sweden or in Telia’s articles of association, on the rights of non-residents to hold or vote Telia’s ordinary shares. Additionally, there are currently no Swedish foreign exchange control restrictions, other than in certain national crisis situations, on how Telia conducts its operations or that would affect dividend payouts from unrestricted shareholders’ equity. There are, however, certain reporting requirements to supply data for the balance of payments’ statistics and for tax control purposes.

THE SWEDISH SECURITIES MARKET

Trading System

      Trading on the Stockholm Exchange is conducted on behalf of clients by banks and brokers. While banks and brokers are permitted to act as principal in trading both on and off the Stockholm Exchange, they generally engage in transactions as agent. There are no market maker or specialist systems on the Stockholm Exchange.

      Each trading day on the Stockholm Exchange begins with an open morning call and ends with an open closing call. At 9:15 a.m. (Stockholm time) an open call procedure begins for all shares simultaneously, preceding the commencement of trading at 9:30 a.m. (Stockholm time), when the first share is assigned its opening price and then becomes subject to continuous trading. After approximately 8 minutes, at 9:38 a.m. (Stockholm time), the opening prices for all the shares have been established and trading continues at prices based on market demand until 5:20 p.m. (Stockholm time) when the closing call is initiated. The closing call ends at 5:30 p.m. (Stockholm time), which is the Stockholm Exchange’s closing time. Buy and sell orders are registered on the Stockholm Automated Exchange System, or SAX, a computerized order-matching system, in round lots, typically of 100 shares, and odd lots are matched separately at the last price for round lots.

      During 1990, the Stockholm Exchange became a fully electronic marketplace after trading on the SAX was extended to comprise all Swedish stocks traded on the Stockholm Exchange and the new paperless account-based security system, administered by the VPC AB (the Swedish Central Securities Depository), was introduced full scale. Member firms of the Stockholm Exchange are able to operate from an optional geographic location via advanced data communications. The brokers’ representatives are able to trade via network stations that have been developed by the Stockholm Exchange or via their own electronic data processing systems which are linked to SAX.

      In addition to official trading on the Stockholm Exchange, there is also trading off the Stockholm Exchange during and after official trading hours. Trades in excess of 20 round lots can be effected off the Stockholm Exchange if the transaction price lies within the spread then appearing on SAX. Trades in excess of 500 round lots (for shares on the “Most Traded Shares” list of the Stockholm Exchange) or 250 round lots (for all other shares), however, may be effected off the Stockholm Exchange without regard to that spread. Trades after official trading hours of the Stockholm Exchange must normally be effected at a transaction price that lies within the spread appearing on SAX at the time of the closing. If there are no orders in SAX at that time, the trade may be effected at a price that otherwise reflects the market situation at that time. If the market situation changes after the closing of SAX, trades may be effected outside the spread, provided that it can be shown that the transaction price reflected the market situation prevailing at the time of the trade. Trading on the Stockholm Exchange tends to involve a higher percentage of retail clients, while trading off the Stockholm Exchange — whether through intermediaries or directly — often involves larger Swedish institutions, banks arbitrating between the Swedish market and foreign markets and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

      The Stockholm Exchange is an authorized stock exchange in accordance with the Swedish Stock Exchange and Clearing House Act (lag 1992:543 om börs och clearingverksamhet) and is subject to regulation by the Swedish Financial Supervisory Authority. The Swedish Stock Exchange and Clearing House

Act provides for the regulation and supervision of the Swedish securities markets and market participants and the Swedish Financial Supervisory Authority implements this regulation and supervision.

      The regulatory system governing trading on and off the Stockholm Exchange is intended to achieve transparency and equality of treatment. All trades on the Stockholm Exchange are made through SAX to the Stockholm Exchange, which records information as to the banks and the brokers involved, the issuer, the number of shares and the price and the time of the transaction. Each bank or broker is required to maintain records indicating trades carried out as agent or, in the case of banks, as principal. All trades off the Stockholm Exchange by or through members of the Stockholm Exchange must also be reported to the Stockholm Exchange within five minutes, unless they are effected after 5:30 p.m. Trades after 5:30 p.m. must be reported no later than 15 minutes prior to the opening of the next trading day. All trading information reported on the Stockholm Exchange is publicly available. The Stockholm Exchange also maintains a Market Supervision Unit that reviews trading during the day on a “real time” basis, as described below.

      The Swedish Insider Penal Act (insiderstrafflagen 2000:1086) provides sanctions against insider trading. The insider trading rules are policed by the Swedish Financial Supervisory Authority and the Market Supervision Unit of the Stockholm Exchange reviews trading data for indications of unusual market activity or trading behavior.

      The Market Supervision Unit also continually examines information disseminated by listed companies. Accordingly, information such as earnings reports, acquisition and other investment plans, and changes in ownership structure, is reviewed on a daily basis. When the Market Supervision Unit becomes aware of non-public price sensitive information, it monitors trading in the shares concerned to ensure that if unusual trading activity develops which evidences that persons may be trading on that information, the information is made public as soon as possible.

      Certain types of agreements in connection with financial instruments trading, such as fictitious transactions or transactions aiming to withdraw financial instruments from public trading, if entered into with the intention of improperly influencing the market price of these instruments, constitutes a criminal offense under the Insider Penal Act. Similarly, other measures taken with a view to improperly influence the market price constitute a criminal offense. Market manipulation may also constitute fraud or swindlery under Swedish law. However, as previously described, trading data is recorded as to all securities and derivative transactions relating to listed securities and data related to trading activity is subject to supervisory review by the Swedish Financial Supervisory Authority. This provides an enforcement mechanism for reducing market manipulation. The Swedish Financial Supervisory Authority may cause the operating license of a bank or broker to be revoked if the bank or broker has engaged in improper conduct. Improper conduct could include behavior constituting market manipulation.

Registration Process

      The shares of Telia are registered in the account based security system of VPC, and the register of shareholders of Telia is kept by the VPC. The VPC is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments (lag 1998:1479 om kontoföring av finansiella instrument) and carries out, among other things, the duties of registrar for Swedish companies listed on the Stockholm Exchange.

      The VPC keeps a paperless share registration system. Share certificates in Telia are not issued. Title to shares is ensured only through registration with the VPC.

      In accordance with Swedish law and practice and the regulations of the VPC:

•	Only one person is normally registered as the holder of a share. Joint holders are not usually recorded on the VPC register. Shareholders may be entered on the register in the name of the beneficial owner or in the name of the person designated as nominee for the beneficial owner. In the latter case a note is made in the register to the effect that the nominee is holding the share(s) in such capacity. There is also a separate register maintained by the VPC for the recording of persons who have other interests in respect of shares, such as the interest of a pledgee.

•	Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on capital increases, shares as well as rights in respect of shares such as in relation to a rights issue or a bonus issue. Dividends are remitted in a single payment to the nominee. That nominee is then responsible for the distribution of these dividends to the beneficial owner. A similar procedure is used for share issues.

•	Specific authority to act as a nominee must be given by the VPC.

•	A nominee is required to file a report with the VPC with regard to any holding on behalf of a single beneficial owner in excess of 500 shares in one company. A list containing this information must be open to public inspection. Such a list must reveal the name of the beneficial owner but need not reveal the name of the nominee in whose name the shares have been registered. The beneficial owner would need to reveal its name if it wishes to vote at a general meeting of shareholders, since a holder must re-register nominee-held shares in the name of such beneficial holder no later than ten days prior to the general meeting (the record day).

•	The rights attaching to shares that are eligible for dividends, rights issues or bonus issues accrue to those persons whose names are recorded in the register of shareholders on a particular day (the record day). Dividends are paid to an account designated by the shareholder or, in the absence of an account, sent to the shareholder at the address registered with the VPC.

THE FINNISH SECURITIES MARKET

Trading and Settlement on the Helsinki Exchanges

      Trading in, and clearing of, securities on the Helsinki Exchanges takes place in euros, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euros.

      The trading system of the Helsinki Exchanges, the Helsinki Exchanges Automated Trading and Information System, is a decentralized and fully automated order-driven system. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

      Official share trading takes place from 10:00 a.m. to 6:00 p.m. and evening trading from 6:03 p.m. to 8:00 p.m. Helsinki time on each trading day. The official closing prices are confirmed at the end of the official share trading at 6:00 p.m. Offers may be placed in the system beginning at 9:00 a.m. during a pre-trading period. Offers are matched from 9:40 a.m. to 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during aftermarket trading from 6:03 p.m. to 6:30 p.m. and from 8:30 a.m. to 9:00 a.m. the following morning within the price limits arrived at during the official share trading and the evening trading.

      Trades are normally cleared in the Finnish Central Securities Depository’s automated clearing and settlement system on the third trading day after the trade date unless otherwise agreed by the parties.

Link between FCSD and VPC

      The link is a two-way book-entry link between the Finnish Central Securities Depository and the Swedish Securities Register Center through which Swedish securities are transferred for depositing and settlement in Finland and Finnish securities are transferred for depositing and settlement in Sweden. Swedish book-entry securities transferred to Finnish book-entry accounts are handled in the Finnish book-entry securities system and traded on the Helsinki Exchanges in the same manner as Finnish book-entry securities.

Regulation of the Finnish Securities Market

      The securities market in Finland is supervised by the Finnish Financial Supervision Authority. The principal statute governing the securities market is the Finnish Securities Market Act of 1989. The Finnish Securities Market Act contains regulations with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities and public takeovers, among other things. The Finnish Financial Supervision Authority monitors compliance with these regulations.

      The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Exchanges or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the security being offered and the company issuing the security. Finnish listed companies have a continuing obligation to publish regular financial information, and to inform the market of any matters likely to have a material impact on the value of their securities.

      If a company listed on the Helsinki Exchanges receives information indicating that a shareholder’s voting interest or ownership interest has reached, exceeded or fallen below five percent, ten percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent of the company’s issued share capital, calculated in accordance with the Finnish Securities Market Act, it must disclose such information to the public and to the Helsinki Exchanges. However, the provision of the Finnish Securities Market Act on the shareholders’ obligation to notify a listed company and the Finnish Financial Supervision of certain changes in its voting participation in, or its percentage ownership of, the issued share capital of a listed company is not applicable to the shareholders of foreign companies listed on the Helsinki Exchanges, such as TeliaSonera. Instead, the shareholders’ obligation to notify changes in its ownership or voting participation in TeliaSonera is governed by Swedish law. See “DESCRIPTION OF SHARES AND SHARE CAPITAL OF TELIA — Disclosures of Interests.”

      Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a listed company increases above two-thirds of the total voting rights attached to the shares of the company after the commencement of a public quotation of such shares must offer to purchase the remaining shares of such company. Under the Finnish Companies Act, a shareholder holding shares representing more than 90 percent of all the share capital in a Finnish company and more than 90 percent of the shares and the votes has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for a fair price. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

      The Finnish Criminal Code also contains provisions relating to the misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

Disclosure Obligation of Telia in Finland

Regular Disclosure Obligation in Finland

      The Finnish Financial Supervision Authority has granted an exemption to Telia (no. 28/269/2002), pursuant to which Telia may publish in Finland its annual financial statements, annual financial statement releases and interim reports prepared in accordance with Swedish laws and regulations. Pursuant to the exemption, the financial statements, financial statement releases and interim reports may be published only in English. Telia intends, however, to publish such information in Finnish and Swedish as well.

      Telia prepares its consolidated annual financial statements and interim reports in accordance with International Accounting Standards (IAS) and with generally accepted accounting principles in Sweden (Swedish GAAP). The parent company accounts are prepared in accordance with Swedish GAAP. In accordance with the conditions of the exemption, Telia will:

•	upon publication of interim reports, annual financial statement releases and annual financial statements explain how their contents differ from what is provided in chapter 2, sections 5, 6 and 6a of the Finnish Securities Market Act,

•	in annual accounts prepared according to Swedish GAAP describe the principal differences between Finnish GAAP and Swedish GAAP and

•	upon publishing Telia’s interim report and Telia’s annual financial statement release in Finland for the first time, describe the principal differences between Finnish GAAP and IAS.

Ongoing Disclosure Obligation in Finland

      Telia’s ongoing disclosure obligation is governed by the Finnish Securities Market Act and the Swedish Stock Exchange and Clearing Business Act as implemented by the listing agreement between Telia and the Stockholm Exchange. In accordance with the requirements of the Finnish Securities Market Act and the listing agreement with the Stockholm Exchange, Telia will inform the market of any matters likely to have a material impact on the value of its securities by issuing stock exchange releases. Pursuant to the new rules of the Helsinki Exchanges, that entered into force on September 1, 2002, Telia may issue stock exchange releases in accordance with the rules of the Stockholm Exchange. Currently, Telia intends to issue its stock exchange releases in Finland in Finnish, Swedish and English.

      The material differences between the disclosure obligations of the listing agreement with the Stockholm Exchange and the new rules of the Helsinki Exchanges, that entered into force on September 1, 2002, are as follows:

•	The rules of the Helsinki Exchanges require the provision of information relating to companies in the same group as the listed company or its associated companies. A listed company must ensure that a decision made by the listed company’s subsidiary or its associated company or a matter concerning the subsidiary or an associated company which may be apt to materially affect the value of the listed company’s listed securities is made public in a stock exchange bulletin. If a significant subsidiary or an associated company of a listed company submits a notification of its operations which would be subject to the listed company’s general obligation to provide information, the information shall be made public as a stock exchange bulletin. Although there is no similar rule in the listing agreement with the Stockholm Exchange, where the decision made by the listed company’s subsidiary or its associated company, or an event concerning the subsidiary or the associated company, is likely to materially affect the valuation of the listed company’s listed securities, the listed company must publish the information under the general clause in the listing agreement with the Stockholm Exchange.

•	In accordance with the Helsinki Exchanges rules, changes in the company’s management of its subsidiaries and associated companies must be published. In addition, the rules of the Helsinki Exchanges require a listed company to make public a proposal made by the company’s board of directors to the general meeting of shareholders for merging the company with another company, for dividing the company, or for placing the company in liquidation, and the general meeting of shareholders to decide on such matters. Similar information shall be made public for another company which is in the same group of companies or for an associated company in the event that the company concerned is deemed significant. Although there are no obligations under the rules of the Stockholm Exchange to make similar information public for the company’s subsidiaries or associated companies, the listed company must, in some cases, publish such information pursuant to the general clause of the listing agreement with the Stockholm Exchange.

•	According to the rules of the Helsinki Exchanges a listed company must make public any changes in its personnel concerning the company’s Deputy Managing Director of the company. These changes may have to be published according to the general clause in the listing agreement with the Stockholm Exchange, but there is no specific rule to this effect.

•	According to the rules of the Helsinki Exchanges, if a commitment for the subscription of a company’s shares, convertible bonds, option rights or bonds with equity warrants has been received before the commencement of the subscription period, it shall be made public at the latest by the commencement of the subscription period. A commitment received after the commencement of the subscription period shall also be made public. A subscription made on the basis of a commitment shall be made public after the implementation of the subscription. There is no similar obligation under the rules of the Stockholm Exchange, but a subscription commitment or guarantee would have to be set forth in the prospectus.

•	According to the rules of the Helsinki Exchanges, the information provided by a listed company during the period of subscription on the progress of the subscription of shares, convertible bonds, option rights, or bonds with equity warrants must be made public. After the close of the subscription period, the listed company must make public information on the number of shares subscribed. In addition, it must make public information on the allocation of the shares that were not subscribed for in the offering. Similarly, a company must make public, after the close of the payment period, the number of shares subscribed and paid for and information on the allocation of the shares that were subscribed but not paid for in the offering. There are no similar obligations under the rules of the Stockholm Exchange, but the decision to issue new shares must be publicly announced, including information regarding the entitlement to subscribe for new shares.

•	Under the rules of the Helsinki Exchanges market-making contracts are published. There is no such obligation under the rules of the Stockholm Exchange.

•	Under the rules of the Helsinki Exchanges in connection with publishing information on a business acquisition, the listed company must inform the market of its holding and voting rights in the company concerned. There is no corresponding rule under the rules of the Stockholm Exchange, but such information may have to be disclosed under the general clause in the listing agreement with the Stockholm Exchange or pursuant to the Swedish Financial Instruments Trading Act or the NBK Recommendation concerning publication of acquisition and transfer of shares. There also are no specified criteria for a significant business acquisition under the rules of the Stockholm Exchange in the same manner as in the rules of the Helsinki Exchanges. According to the rules of the Helsinki Exchanges, business acquisitions of the group companies must be published. There is no specific obligation under the rules of the Stockholm Exchange to this effect, but such disclosure may have to be made under the general clause in the listing agreement with the Stockholm Exchange.

•	In Finland, a listed company must make public the information it has received on shareholder agreements in which a decision has been reached on the use of voting rights in the company or the restriction on the transfer of company shares. There is no corresponding rule in Sweden. However, shareholder agreements may under certain circumstances have to be published under the general clause in the listing agreement with the Stockholm Exchange.

•	According to the rules of the Helsinki Exchanges, a prospectus must be prepared in connection with the merger or division of a company. There is no obligation under Swedish rules exactly corresponding to this. In Sweden, a prospectus must generally be prepared when securities are offered or the activities of the company are changed significantly at the same time.

•	Under the rules of the Helsinki exchange, a company’s board of directors’ proposal to the shareholders meeting must be published when a decision has been reached. Under the listing agreement with the Stockholm Exchange, the notice to the shareholders meeting must be published, and contain information on the matters to be dealt with at the shareholders meeting. In addition, under the listing agreement with the Stockholm Exchange, the board’s proposal must in certain cases be published immediately upon the board’s decision. For example, issuance of securities must be published immediately after the board has reached a decision. Other proposals by the board may have to be published under the general clause in the listing agreement. Due to the differences in these rules, certain matters decided by the board concerning proposals to a shareholders meeting may be published later in Sweden than in Finland.

The Finnish Book-Entry Securities System

General

      Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Exchanges. Sonera shares were entered into the book-entry system on October 10, 1998 and Telia shares will be entered into the book-entry system prior to the completion of the exchange offer.

      The book-entry securities system is centralized at the FCSD, which provides national clearing and registration services for securities. The FCSD maintains a central book-entry securities system for both equity and debt securities.

      The FCSD maintains a register of the shareholders of listed companies and accounts for shareholders that do not wish to utilize the services of a commercial account operator, such as a bank in Finland. The expenses incurred by the FCSD in connection with maintaining the central book-entry securities system are borne by the issuers participating in the book-entry securities system. The account operators, which consist of credit institutions, investment services companies and other institutions licensed to act as account operators by the FCSD (each, an “Account Operator”), are entitled to make entries in the book-entry register.

Registration

      In order to effect entries in the Finnish book-entry securities system, a security holder or such holder’s nominee must establish a book-entry account with the FCSD or an Account Operator or register its securities through nominee registration. All transactions in securities registered with the book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the investor holding the respective book-entry account. Investors also receive an annual statement of their holdings as of the end of each calendar year.

      Each book-entry account is required to contain specified information with respect to the account holder or the custodian administering the assets of a custodial nominee account. Such information includes the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A custodial nominee account is identified as such on the entry. The FCSD and the Account Operators are required to observe strict confidentiality, although certain information (e.g., the name, nationality and address of each account holder) contained in the register of shareholders maintained by the FCSD must be made available to the public.

      Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights in respect of registered securities and the account operator is unable to compensate such loss, such account holder is entitled to receive compensation from the FCSD. To cover this contingency, the FCSD maintains a statutory registration fund. The capital of the fund must be at least 0.000048 percent of the average of the total market value of the book-entries kept in the book-entry system during the last five calendar years, provided, however, that it is no less than €20 million. The maximum compensation to be paid to one injured party shall be equal to the amount of damages to the injured party from the same Account Operator, however, not more than €25,000. The duty of the fund to pay damages in relation to one damage incident is limited to €10 million.

Custody of the Shares and Nominees

      Shares may be held in the book-entry register of the FCSD. A non-Finnish shareholder may appoint a custodian to act as a nominee shareholder on its behalf. A nominee shareholder is entitled to receive dividends and to exercise all share subscription rights and other financial rights attaching to the shares held in its name. It may not, however, exercise any administrative rights attaching to such shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to exercise such rights must seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. A nominee is required to disclose to the Finnish Financial Supervision Authority and the relevant company on request the name of the beneficial owner of any shares registered in the name of such nominee, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner.

      Finnish Depositories for both Clearstream Banking and Euroclear have nominee accounts within the book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

      Shareholders wishing to hold their shares in the book-entry securities system in their name and who do not maintain a custody account in Finland are required to open a custody account at an authorized Account Operator in Finland and a convertible euro account.

VALIDITY OF SECURITIES

      The validity of the Telia shares to be issued pursuant to the exchange offer will passed upon by Mannheimer Swartling Advokatbyra. The validity of the Telia ADSs to be issued pursuant to the exchange offer will passed upon by White & Case LLP.

EXPERTS

      The consolidated financial statements of Telia AB at December 31, 1999, 2000 and 2001, and for each of the years in the three year period ended December 31, 2001, appearing in this prospectus have been audited by Ernst & Young AB, independent auditors, as set forth in their report thereon appearing elsewhere herein, which is based in part on the report of PricewaterhouseCoopers Sp. z o. o., independent accountants, and is included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Sonera Corporation at December 31, 1999, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001, have been included herein in reliance upon the reports of KPMG Wideri Oy Ab and, with respect to Group 3G UMTS Holding GmbH, Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH, an affiliated firm of Ernst & Young International, independent accountants, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing. The report of Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberutungsgesellschaft mbH, an affiliated firm of Ernst & Young International, on the financial statements of Group 3G UMTS Holding contains an explanatory paragraph describing conditions that raise substantial doubt about the ability of Group 3G UMTS Holding GmbH to continue as a going concern; these financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      The consolidated financial statements for Netia Holdings S.A. as of December 31, 2000 and 2001 and for each of the years in the three year period ended December 31, 2001 included in this prospectus have been audited by PricewaterhouseCoopers Sp. z o.o., independent accountants, as stated in their report (which contains a paragraph relating to Netia Holdings S.A.’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements), which is included in this prospectus.

      The consolidated financial statements for Group 3G UMTS Holding GmbH as of December 31, 2000 and 2001 and for the period from the date of inception of that company (August 2, 2000) to December 31, 2000 and for the year ended December 31, 2001 included in this prospectus have been audited by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH, an affiliated firm of Ernst & Young International, independent auditors, as stated in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the ability of Group 3G UMTS Holding GmbH to continue as a going concern as described in Note 17 to the consolidated financial statements, included elsewhere herein), which is included in this prospectus.

      The consolidated financial statements of Turkcell Iletisim Hizmetleri A.S. as of December 31, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001, have been included herein in reliance upon the report of KPMG Cevdet Suner Denetim ve Yeminli Mali Müsavirlik A.S., independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements for Fintur Holdings B.V. as of December 31, 2000 and 2001 and for each of the years in the two-year period ended December 31, 2001 included in this prospectus have been audited by PricewaterhouseCoopers N.V., independent auditors, as stated in their report, which is included in this prospectus.

      The consolidated financial statements for NetCom ASA, a company which Telia acquired in 2000, as of and for the years ended December 31, 1997, 1998 and 1999 included in this prospectus have been audited by Ernst & Young AS, independent auditors, as stated in their report, which is included in this prospectus.

ENFORCEMENT OF CIVIL LIABILITIES

      Telia is a public company incorporated under the laws of the Kingdom of Sweden. All of Telia’s directors and executive officers live outside the United States. All or a substantial portion of Telia’s assets, and of the assets of these individuals, are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or Telia, or to enforce against them judgments obtained in the United States. Telia has been advised by its Swedish counsel, Mannheimer Swartling Advokatbyra, that as a general rule judgements of U.S. courts in civil and commercial matters are not directly enforceable in Sweden. Also, the enforcement of civil liabilities based solely on U.S. securities’ law by original action before a Swedish court may encounter difficulties. However, foreign arbitral awards are as a general rule enforceable in Sweden, although awards of punitive damages may be unenforceable regardless of from which judicial body or jurisdiction they originate.

WHERE YOU CAN FIND MORE INFORMATION

      Sonera files annual and special reports with the SEC. Following the exchange offer, the combined company will be required to file annual and special reports, including annual reports on Form 20-F (which it will first file in 2003 with respect to fiscal year ending December 31, 2002, and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

      As foreign private issuers, Telia and Sonera are, and the combined company will be, exempt from certain rules under the Exchange Act pertaining to the furnishing and content of proxy statements and the provision of certain information pursuant to Regulation FD, and their respective officers, directors and controlling shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

      Telia has filed a registration statement on Form F-4 to register with the SEC the Telia shares and Telia warrants that Sonera shareholders and warrantholders will receive in the exchange offer, including Telia shares represented by Telia ADSs and the Telia shares underlying the Telia warrants, and a registration statement on Form F-6 in respect of the Telia ADSs. This document is a part of the registration statement on Form F-4 and constitutes a prospectus of Telia. As allowed by the SEC, this prospectus does not contain all of the information included in the registration statement, some parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, you should refer to the registration statement.

      The SEC permits Telia and Sonera to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document.

      Telia and Sonera incorporate by reference into this document additional documents and any amendments thereto that they may file with or submit to the SEC from the date of this document to the date of completion of the exchange offer. These include reports such as Sonera’s Annual Report on Form 20-F and special reports on Form 6-K so designated. We expect that after the exchange offer, the Telia ADSs will be listed on the Nasdaq National Market and that, following the exchange offer, you will be able to inspect any periodic reports and other information filed with the SEC by Telia at the offices of the Nasdaq National Market.

      If you are a Telia or Sonera shareholder, you may have been sent some of the documents incorporated by reference, but you can obtain any of them through Telia, Sonera, the SEC or the SEC’s Internet world wide web site as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this document,

Shareholders may obtain documents incorporated by reference into this document by requesting them in writing, by telephone, by e-mail or web site from the appropriate company at the following addresses:

Telia AB (publ) Marbackagatan 11 S-123 86 Farsta, Sweden +46 8 713 1000 www.telia.com	Sonera Corporation Teollisuuskatu 15 FIN-00510 Helsinki, Finland +358 20401 www.sonera.com

      If you would like to request documents from Telia or Sonera, please do so in time to ensure that you receive them before the end of the exchange offer.

      You should rely only on the information contained or incorporated by reference into this prospectus. No one has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this prospectus. This prospectus is dated October 1, 2002. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any date other than that date, and neither the mailing of this prospectus, nor the issuance of new Telia shares or Telia ADSs shall create any implication to the contrary.

GLOSSARY

      The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this prospectus.

Access line:	The system used to connect a subscriber to the nearest switch or concentrator. An access line generally takes the form of a closed circuit and consists of a pair of copper wires, but may also employ fiber optic cables, microwave links or other technologies.

ADSL (Asymmetric Digital Subscriber Line):	A technology for transferring data that uses existing copper wires to provide faster network access to the Internet and other popular multimedia and data services at speeds of up to two to six Mbps, a transfer speed 50 times faster than ordinary transfer technology.

Analog:	A transmission mode in which the initial signal (i.e., voice) is converted into and transmitted as an electrical signal.

ASP (Application Service Provider):	A mode of business in which a customer leases the user rights to applications and services, updating, maintenance and construction, in package form, directly from an application service provider.

ATM (Asynchronous Transfer Mode):	A multiplexing and routing technology for high-speed digital communications that permits data, text, voice, video and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. ATM allows for better local area network interconnections, PBX interconnection, data transmission and flexible bandwidth delivery.

Bandwidth:	The measure of the capacity of a communications channel. Analog telephone lines measure capacity in hertz, where bandwidth is the difference in the highest and lowest frequency of the channel. Digital channels measure bandwidth in bits per second.

Base station:	Fixed transceiver equipment in each cell of a mobile telecommunications network that communicates by radio signal with mobile handsets in that cell.

Base station controller:	Equipment used in a GSM mobile telecommunications network for controlling call set-up, signaling and maintenance functions as well as the use of radio channels of one or more base stations.

Basic data services:	Digital transmission of packet-switched data through wired networks to provide services such as the transfer of text, numeric data and graphics in digital format.

Bit:	The smallest unit of binary information.

Bps (Bits per second):	A data transmission rate. Bps is the number of bits sent per second.

Broadband:	A term used to describe data transmission rates of 256 Kbps or higher.

Broadband network:	A network where data is transmitted through multiple channels over a transmission medium. A broadband network is also used to describe a network where data is transmitted at high bandwidth, typically exceeding two Mbps.

Broadband service:	A communications service for content requiring high-speed transmission rates such as video transmission.

Cell:	The geographic area covered by a single base station in a mobile communications network.

Centrex:	A service offered by local telephone service providers that allows the customer to have features that are typically associated with a PBX. These features include three or four digit dialing, intercom features, distinctive line ringing for inside and outside lines, voice mail, waiting indication and others. Centrex services are provided by the central office switching facilities in the telephone network.

Channel:	A link between one point in a network to another point in that network, over which traffic can be conveyed.

Concentrator:	A communications device that subdivides a channel into a larger number of channels.

Data packet:	A data transmission technique whereby information is segmented and routed in discrete data envelopes called “packets,” each with its own appended control information for routing, sequencing and error checking.

Dense Wavelength Division Multiplexing (DWDM):	A fiber optic communication system that combines many optical channels on a single fiber, typically used to increase the data transmission capacity of previously installed fiber. DWDM allows the division of each fiber into at least 40 channels, each operating at speeds of up to 10 Gbps.

Dial-up:	See “Narrowband.”

Digital:	A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Compared to analog networks, digital networks allow for greater capacity, lower interference, protection against eavesdropping and automatic error correction.

Dual band handsets:	Handsets that operate on two bands within the same systems, for example, both GSM 900 and GSM 1800.

ETSI (European Telecommunications Standards Institute):	An organization made up of national representatives from member countries of the CEPT, the European post and telecommunications organization. ETSI representatives can include public and private telecommunications providers, research institutions and equipment manufacturers and users, subject to national determination.

ERMES (European Radio Messaging System):	A paging system used in Europe.

Extranet:	An intranet that is extended to include certain outside businesses, organizations or individuals. Extranets are typically established to enable the sharing of documents and information between an enterprise and its suppliers, vendors and/or trading partners.

Fiber optic cable:	A transmission medium constructed from extremely pure and consistent glass through which digital signals are transmitted as pulses of light. Fiber optic cables offer greater transmission capacity and lower signal distortion than traditional copper cables.

Frame Relay:	A packet-switching technology that provides high bandwidth assignment. Frame relay systems are a simple bearer (transport only) technology and do not offer advanced error protection or retransmission. Frame relay was developed in the 1980s as a result of improved digital network transmission quality that reduced the need for error protection. Frame relay systems offer high data transmission rates through the use of varying frame sizes.

Frequency band:	A specified range of frequencies. Frequency refers to the number of times per second that a wave (e.g. electromagnetic wave) oscillates or swings back and forth in a complete cycle from its starting point to its end point.

Gbps (Gigabits per second):	A data transmission rate. One Gbps equals 2[30] bps.

GPRS (General Packet Radio Service):	A GSM-based packet-switched data transmission technology standard, established by ETSI, in which base stations can be directly connected to the Internet, thus bypassing the switching systems typically used to connect mobile traffic to fixed networks. GPRS provides users of mobile communications services better data access capability.

GSM (Global System for Mobile Communications):	A digital mobile telecommunications system standardized by ETSI based on digital transmission and cellular network architecture with roaming in use throughout Europe, in Japan and in various other countries. GSM systems operate in the 900 MHz (GSM 900) and 1800 MHz (GSM 1800) frequency bands.

Inmarsat (International Maritime Satellite):	A worldwide satellite telecommunications service that provides mobile telecommunications to ships at sea, aircraft in flight and vehicles on the road.

Intelligent network:	A network architecture concept focusing on the efficiency, automation and functionality of telecommunication networks. Intelligent networks are typically equipped with sophisticated computerized routing systems, allow for advanced features such as caller identification and voice mail and can be readily expanded and upgraded.

Interconnection:	Practice of allowing a competing telephone operator to connect its network to the network or network elements of certain other telephone operators to enable the termination of phone calls made by subscribers of the competing telephone operator’s network to the subscribers of the other telephone operator’s network.

Intranet:	An internal network of an enterprise or organization based on Internet technologies (Web sites, e-mail, etc.) and the Internet Protocol, and typically equipped with electronic security barriers that prevent external access to internal systems.

IP (Internet Protocol):	Protocol used in the Internet for communication among multiple networks.

IP-based telephony:	Voice traffic routed through the Internet via packet-switched technology. Because a packet-switched transmission does not require engagement of an end-to-end connection for the entire duration of the call, Internet voice telephony is typically less expensive than ordinary voice telephony.

ISDN (Integrated Services Digital Network):	A transmission system with the capacity to transmit two streams of information (voice, text, data or graphics) simultaneously on a single telephone line, based upon end-to-end digitalization and standardized out-of-band signaling.

ISP (Internet Service Provider):	A company providing access to Internet and other computer based information networks through their servers.

IT (Information Technology):	A general term covering telecommunications, computing and media technologies.

Kbps (kilobits per second):	A data transmission rate. One kbps equals 2[10] bps.

LAN (Local Area Network):	A short distance data transmission network designed to interconnect personal computers, workstations, minicomputers, file servers and other computing devices within a localized environment, for the purpose of sharing files, programs and various devices such as printers and high-speed modems. LANs may have a decentralized communications management, or include dedicated computers or file servers that provide a centralized source of shared files and programs.

Leased line:	Voice or data circuits leased to connect two or more locations for the exclusive use of the subscriber.

Local loop:	See “Access line.”

Mbps (Megabits per second):	A data transmission rate. One Mbps equals 2[20] bps.

MHz (Megahertz):	A measure of frequency. One MHz equals 1,000,000 cycles per second.

Mobile portal:	A commercial entry point for Internet designed for users of mobile terminals. Provides subscribers access to information and various services and allows them to personalize the immediate content and the structures of the site providing easier accessibility.

MVNOs (Mobile Virtual Network Operators):	Telecommunications operators which typically do not own their own network infrastructure but rather lease capacity from other network operators.

Multimedia Messaging Services (MMS):	A mobile telecommunications system that allows short messaging service (SMS) messaging to include graphics, audio or video components.

Multiplexing:	A technique used to send multiple signals over the same channel simultaneously.

Narrowband:	A term used to describe data transmission rates of less than 256 Kbps.

National roaming:	Provision of roaming services in the domestic market to subscribers of a competing operators’ network. See “Roaming.”

NMT (Nordic Mobile Telephony):	An analog mobile communications system that originally operated only in the Nordic Countries but at present also operates in many other countries.

Node:	A network element that provides a point at which key telecommunications equipment or computers can access the network. In circuit networks, nodes are switching systems. In packet-switched networks they are often computers.

Number portability:	The ability of an end-user to change local exchange carriers or mobile carriers while retaining the same telephone number.

Packet-switched services:	Data transmission services based on parceling or breaking the data stream into packets and thereafter switching the individual packets. Transmitted information (whether voice or data) is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

PBX (Private Branch Exchange):	A private computerized telephone switching system of a business or organization.

PDA (Personal Digital Assistant):	Small computing devices that have their own software operating system allowing the user to run software processing applications. Personal digital assistants are often used to organize personal activities and may provide access to communication services (such as web browsing and email).

PCS (Personal Communications Service):	A second generation comprehensive wireless communications service that was first introduced in the United Kingdom in 1993. In Europe, the underlying digital technology for PCS is GSM. PCS systems in the United States operate under one of four principal digital signal transmission technologies, or standards, that have been proposed by various operators and vendors in PCS: one based on GSM (known as PCS 1900 in the United States), one that is GSM compatible, one based on CDMA and one based on TDMA. GSM and TDMA are both “time-division” based standards but are incompatible with each other and with CDMA. PCS 1900 is a slightly modified version of the European GSM 1800 standard that has been adapted to work at 1900 MHz frequency band.

PDH (Plesiochronous Digital Hierarchy):	A transmission standard predating SDH technology.

PKI (Public Key Infrastructure):	A cryptographic system that uses an asymmetrical, two-key encryption algorithm that encrypts data with one key that is made public and decrypts data with a different key that remains secret.

Public Switched Telephone Network (PSTN):	An unrestricted dialing telephone network that is available for public use. The network is an integrated system of transmission and switching facilities, signaling processors, and associated operations support systems that is shared by customers.

Roaming:	The mobile telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region covered by another operator’s network.

Router:	An inter-network device that relays data packets to networks connected to the router based upon the destination address contained in those data packets being routed.

SDH (Synchronous Digital Hierarchy):	The European standard for high-speed digital transmission using fiber optic cables.

SIM (Subscriber Identity Module):	An electronic card inserted into a mobile handset that identifies the subscriber to the network. The SIM card contains the personal identification number of the subscriber and identifies the subscriber’s network.

SMS (Short Message Service):	A mobile communications system which allows users to send alpha-numeric messages from one mobile handset to another either directly or via a message center operator.

Switch:	A device used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA (Time Division Multiple Access):	The mobile telecommunications standard that was first developed and deployed in North America. TDMA is still used as a mobile telecommunications standard in North America.

Trunk network:	A centralized national or regional high-speed network utilizing mainly fiber optic cables and which interconnects smaller, primarily local and independent networks.

UMTS (Universal Mobile Telecommunications System):	The third-generation broadband mobile communications standard. UMTS utilizes CDMA technology and has the speed and capacity to handle multimedia transmissions.

VHF (Very High Frequency):	The frequency band from 30 MHz to 300 MHz.

VPN (Virtual Private Network):	Secure private communication path(s) through one or more data network that is dedicated between two points. VPN connections allow data to safely and privately pass over public networks (such as the Internet). The data traveling between two points is encrypted for privacy.

WAP (Wireless Application Protocol):	A global open standard protocol for service applications provided over wireless networks. It allows delivery of basic Internet-based services through use of directories to mobile handsets.

WDM (Wavelength Division Multiplexing):	A method of multiplying the capacity of fiber optic transmission lines by combining wavelengths at the sending end and separating them at the receiving end.

WLAN:	A wireless local area network (LAN).

X.25:	A worldwide protocol for communications services using packet-switched networks.

X.400:	One of the worldwide protocols for electronic mailing systems. X.400 is used only in the international and domestic X.400 networks of which the Internet is not a part.

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Telia AB and subsidiaries	F-3
Report of Independent Accountants	F-5
Consolidated Income Statements	F-6
Consolidated Balance Sheets	F-7
Consolidated Statements of Cash Flows	F-8
Consolidated Statement of Changes in Shareholders’ Equity	F-9
Notes to Consolidated Financial Statements	F-10
Unaudited Consolidated Financial Statements	F-93
Consolidated Financial Statements of Sonera Corporation and subsidiaries	F-127
Report of Independent Accountants	F-129
Consolidated Income Statements	F-130
Consolidated Balance Sheets	F-131
Consolidated Statements of Cash Flows	F-133
Notes to Consolidated Financial Statements	F-134
Unaudited Condensed Consolidated Interim Financial Statements	F-215
Consolidated Financial Statements of Netia Holdings S.A. and its subsidiaries	F-237
Report of Independent Accountants	F-239
Consolidated Balance Sheets	F-240
Consolidated Statements of Operations	F-242
Consolidated Statements of Changes in Shareholders’ Equity	F-243
Consolidated Statements of Cash Flows	F-244
Notes to Consolidated Financial Statements	F-246
Consolidated Financial Statements of Group 3G UMTS Holding GmbH (a development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) and its subsidiaries	F-287
Report of Independent Public Accountants	F-289
Consolidated Balance Sheets	F-290
Consolidated Statements of Operations	F-291
Consolidated Statements of Changes in Shareholders’ Equity	F-292
Consolidated Statement of Cash Flows	F-293
Notes to Consolidated Financial Statements	F-294
Consolidated Financial Statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries	F-311
Independent Auditors’ Report	F-313
Consolidated Balance Sheets	F-314
Consolidated Statements of Operations	F-315
Consolidated Statements of Cash Flows	F-316
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss)	F-317
Notes to Consolidated Financial Statements	F-318
Consolidated Financial Statements of Fintur Holdings B.V.	F-371
Report of Independent Accountants	F-373
Consolidated Balance Sheet	F-374
Consolidated Statements of Income and Comprehensive Income	F-376
Consolidated Statement of Changes in Shareholders’ Equity	F-377
Consolidated Statement of Cash Flows	F-378
Notes to Consolidated Financial Statements	F-379
Consolidated Financial Statements of NetCom ASA	F-409
Report of Independent Auditors	F-411
Balance Sheets	F-412
Profit and Loss Accounts	F-414
Statements of Cash Flows	F-415
Comments to the 1999 Accounts	F-416
Notes to the 1999 Consolidated Accounts	F-418

[This page left blank intentionally.]

Consolidated Financial Statements

of Telia AB and subsidiaries
as of and for the years ended
December 31, 1999, 2000 and 2001

[This page left blank intentionally.]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

and shareholders of Telia AB.

We have audited the accompanying consolidated balance sheets of Telia AB as of December 31, 1999, 2000 and 2001 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Netia Holdings S.A., an equity accounted investee, for the years ended December 31, 1999, 2000 and 2001, representing 1%, 2% and 0% of consolidated assets and 17%, 4% and 28% of consolidated net income, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Netia Holdings S.A., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Sweden and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telia AB at December 31, 1999, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with International Accounting Standards, which differ in certain respects from accounting principles generally accepted in the United States (see Note 39 to the financial statements).

As discussed in Note 1 to the financial statements, in 2001 the Company changed its method of accounting for financial instruments.

Ernst & Young AB

Torsten Lyth

Authorized Public Accountant

Stockholm, Sweden

February 18, 2002

TELIA AB AND SUBSIDIARIES

Consolidated Income Statements

	January-December,

	Note	1999	2000	2001

		(SEK in millions,
		except per share data)
Net sales	6, 33, 34	52,121	54,064	57,196
Costs of production	7, 11	-31,206	-33,028	-40,435

Gross income		20,915	21,036	16,761
Sales, administrative, and research and development expenses	7, 11	-14,887	-16,326	-17,943
Other operating revenues and expenses	8, 11	-805	8,493	506
Income from associated companies	10, 33, 34	723	-1,197	6,136

Operating income	33, 34	5,946	12,006	5,460
Financial revenues and expenses	12	34	-289	-652

Income after financial items		5,980	11,717	4,808
Income taxes	13	-1,754	-1,447	-2,917
Minority interests		-4	8	-22

Net income		4,222	10,278	1,869
Earnings per share (SEK)	20
Basic		1.48	3.50	0.62
Diluted		1.48	3.50	0.62

TELIA AB AND SUBSIDIARIES

Consolidated Balance Sheets

		December 31,

	Note	1999	2000	2001

		(SEK in millions)
Assets
Intangible fixed assets	14	2,146	25,198	26,816
Tangible fixed assets	15, 27	33,318	43,807	47,314
Equity participations in associated companies	16, 29	10,177	13,298	9,927
Other financial fixed assets	16, 27, 29	7,846	9,037	10,857

Total fixed assets		53,487	91,340	94,914

Inventories, etc.	17	971	773	636
Receivables	18, 27, 29	20,369	29,072	23,521
Short-term investments	19	1,264	178	7,602
Cash and bank		513	1,352	1,518

Total current assets		23,117	31,375	33,277

Total assets		76,604	122,715	128,191

Equity and liabilities
Restricted equity
Share capital		8,800	9,604	9,604
Restricted reserves		18,442	34,143	36,261
Non-restricted equity
Non-restricted reserves		1,429	1,963	12,151
Net income		4,222	10,278	1,869

Total equity		32,893	55,988	59,885

Minority interest in equity		210	320	204

Provisions for pensions and employment contracts	21	3,246	3,525	2,358
Deferred tax liability	13, 22	5,998	6,761	6,940
Other provisions	22	1,244	1,065	3,809

Total provisions		10,488	11,351	13,107

Interest-bearing liabilities
Long-term loans	23, 27, 29	9,123	20,876	25,193
Short-term loans	24, 27, 29	6,934	13,166	3,931
Non-interest-bearing liabilities
Long-term liabilities	25, 27	162	1,029	3,049
Current liabilities	26, 29	16,794	19,985	22,822

Total liabilities		33,013	55,056	54,995

Total equity and liabilities		76,604	122,715	128,191

Contingent assets	30	541	—	—
Collateral pledged	30	76	12	91
Contingent liabilities	30	1,616	1,324	785

TELIA AB AND SUBSIDIARIES

Consolidated Statements of Cash Flows

		January-December,

	Note	1999	2000	2001

		(SEK in millions)
Net income		4,222	10,278	1,869
Adjustments:
Depreciation, amortization and write-downs		7,661	8,323	14,147
Capital gains/ losses on sales/ discards of fixed assets		-165	-8,223	-769
Income from associated companies		-629	1,357	-5,848
Pensions and other provisions		427	-811	-1,132
Financial items	32	144	74	286
Taxes	32	313	-1,252	2,286
Minority interest, miscellaneous non-cash items		242	-157	-567
Cash flow before change in working capital		12,215	9,589	10,272

Increase (-)/Decrease (+) in operating receivables		-1,616	-2,185	-5,007
Increase (-)/Decrease (+) in inventories etc.		-34	-252	12
Increase (+)/Decrease (-) in operating liabilities		150	3,000	5,139
Change in working capital		-1,500	563	144

Cash flow from operating activities		10,715	10,152	10,416
Intangible and tangible fixed assets acquired		-7,887	-15,997	-16,922
Intangible and tangible fixed assets divested		1,092	603	1,316
Compensation received for divested IRU		—	263	—
Compensation paid for acquired IRU		—	-332	-996
Shares, participations and operations acquired	32	-4,426	-30,841	-2,241
Shares, participations and operations divested	32	993	9,325	15,631
Loans made and other investments		-318	-314	-33
Repayment of loans made and other investments		51	248	482
Investment in financial leasing receivables		-3,578	-3,010	-4,031
Amortization of financial leasing receivables		2,638	3,095	3,448
Compensation from pension fund		2,057	1,050	502
Net change in advances and short-term loans to associated companies etc.		-1,323	-1,211	6,476
Cash flow from investing activities		-10,701	-37,121	3,632

Operating cash flow		14	-26,969	14,048
Dividend		-1,400	-1,470	-1,501
New share issue		—	12,429	—
Transactions with minority shareholders		61	838	—
Loans raised		2,711	8,905	4,107
Loans amortized		-70	-159	-62
Net change in interest-bearing liabilities with short maturities		-297	6,275	-9,152
Cash flow from financing activities		1,005	26,818	-6,608

Cash flow for the year		1,019	-151	7,440

Cash and cash equivalents, opening balance		543	1,575	1,437
Cash flow for the year		1,019	-151	7,440
Exchange rate differences in cash and cash equivalents		13	13	46
Cash and cash equivalents, closing balance	32	1,575	1,437	8,923

TELIA AB AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

					Acc.		Acc.
					exchange		exchange
		Share		Other	rate diff.,	Non-	rate diff.,
	Share	premium	Equity	restricted	restricted	restricted	non-restricted	Total
	capital	reserve	reserve	reserves	reserves	equity	reserves	equity

	(SEK in millions)
Closing balance, December 31, 1998	8,800	1,855	501	16,009	-22	2,122	79	29,344
Capital infusion from outside investors	—	—	332	—	—	281	—	613
Exchange rate difference (Note 20)	—	—	—	—	48	—	66	114
Total change in earnings not recorded in the income statement	—	—	332	—	48	281	66	727
Dividend	—	—	—	—	—	-1,400	—	-1,400
Transfer between restricted and non-restricted equity	—	—	341	-622	—	281	—	—
Net income	—	—	—	—	—	4,222	—	4,222

Closing balance, December 31, 1999	8,800	1,855	1,174	15,387	26	5,506	145	32,893

New issue expenses after taxes	—	-231	—	—	—	—	—	-231
Transactions with non-related parties	—	—	-82	—	—	—	—	-82
Share of earnings in companies previously outside the Group	—	—	29	—	—	—	—	29
Exchange rate difference (Note 20)	—	—	—	—	1,414	—	407	1,821
Total change in earnings not recorded in the income statement	—	-231	-53	—	1,414	—	407	1,537
Dividend	—	—	—	—	—	-1,470	—	-1,470
Stock dividend	324	—	—	—	—	-324	—	—
New share issue	480	12,270	—	—	—	—	—	12,750
Transfer between restricted and non-restricted equity	—	—	176	2,125	—	-2,301	—	—
Net income	—	—	—	—	—	10,278	—	10,278

Closing balance, December 31, 2000	9,604	13,894	1,297	17,512	1,440	11,689	552	55,988

Changes in accounting principles (Note 20)	—	—	—	-342	—	—	—	-342
Adjusted closing balance, December 31, 2000	9,604	13,894	1,297	17,170	1,440	11,689	552	55,646
New issue expenses after taxes	—	-16	—	—	—	—	—	-16
Transactions with non-related parties	—	—	-155	—	—	—	—	-155
Exchange rate difference (Note 20)	—	—	—	—	3,286	—	499	3,785
Reporting financial instruments at fair value (Note 20)	—	—	—	257	—	—	—	257
Total change in earnings not recorded in the income statement	—	-16	-155	257	3,286	—	499	3,871
Dividend	—	—	—	—	—	-1,501	—	-1,501
Transfer between restricted and non-restricted equity	—	—	-655	-257	—	912	—	—
Net income	—	—	—	—	—	1,869	—	1,869

Closing balance, December 31, 2001	9,604	13,878	487	17,170	4,726	12,969	1,051	59,885

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis for Presentation

General

      Telia’s consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS).

Accounting principles

      The applied accounting principles are described in the respective notes.

      Discrepancies between Swedish and U.S. GAAP and the accounting principles that Telia applies are discussed in separate notes.

Amounts and dates

      Unless otherwise specified, all amounts are in millions of Swedish kronor or other currency specified and are based on the twelve-month period ended December 31 for income statement items and as of December 31 for balance sheet items, respectively.

Changes and innovations

Financial instruments

      IAS 39 “Financial Instruments: Recognition and Measurement” took effect on January 1, 2001. When adopted, IAS 39 could not be applied retroactively. In accordance with the transitional regulations, for those items that are affected by the changed policies, an accumulated adjustment of the opening balance after tax is booked directly to equity. Application of IAS 39 differs in certain respects from the Swedish Annual Accounts Act (ARL) (see also note “Swedish GAAP”). Telia has moreover decided to apply gross accounting to derivatives in the balance sheet. The comparative figures have not been restated.

Other

      In addition to IAS 39, IAS 40 “Investment Property” and the revised interpretation SIC-19 “Reporting Currency — Measurement and Presentation of Financial Statements Under IAS 21 and IAS 29” should be applied effective January 1, 2001. Telia does not own assets of the type addressed in IAS 40. Application of SIC-19 does not entail any conversion of comparative figures.

      During the year the interpretations SIC-27 “Evaluating the Substance of Transactions in the Legal Form of a Lease,” SIC-28 “Business Combinations — ‘Date of Exchange’ and Fair Value of Equity Instruments,” SIC-29 “Disclosure — Service Concession Arrangements” and SIC-31 “Revenue — Barter Transactions Involving Advertising Services” were published. SIC-27, 29 and 31 took effect December 31, 2001. Application of these interpretations did not result in any change in comparative figures or additional disclosures. SIC-28 is to be applied to acquisitions posted on or after December 31, 2001.

Restated accounts

      A new business organization for the Group was implemented on April 1, 2001, with minor adjustments later in the year. Hence, the business area figures in this prospectus have been restated.

Recently published accounting standards

      During 2001 the interpretations SIC-30 “Reporting Currency — Translation from Measurement Currency to Presentation Currency” and SIC-33 “Consolidation and Equity Method — Potential Voting Rights and Allocation of Ownership Interests” were published, which are to be applied to accounting periods beginning

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 2002 or later. Application of these interpretations does not entail any changes to the comparative figures.

      During 2000 IAS 41 “Agriculture” was published, which goes into effect on January 1, 2003. IAS 41 does not affect Telia’s operations.

2.     Use of Estimates

      To be able to prepare accounts according to generally accepted accounting principles, company management must make estimates and assumptions that affect the asset and liability items and revenue and expense items recorded in the final accounts as well as other information, such as that provided on contingent liabilities. Actual outcomes can differ from estimates.

3.     Consolidated Financial Statements

General

      The consolidated financial statements comprise the parent company Telia AB and all companies in which Telia directly or indirectly controls more than 50 percent of the voting rights or otherwise has control. Telia’s consolidated financial statements are based on accounts prepared by all Group companies as per December 31, and have been prepared using the purchase method of accounting, as in previous years.

      Values for companies acquired or divested during the year are included in the consolidated income statement only for the period during which they were owned. Goodwill and fair value adjustments arising from the acquisition of foreign entities are considered to be denominated in the foreign currency.

      In subsidiaries not wholly owned, the share of equity and untaxed reserves owned by external shareholders is recorded as minority interest. The income statement shows the minority share of income after tax.

      Internal sales and other intercompany transactions and profits within the Group have been eliminated in the consolidated financial statements.

Foreign currency translation

      The Group’s subsidiaries outside Sweden are independent. Several subsidiaries in the Group have independent branch offices outside Sweden. The accounts for foreign operations are kept in the currency used for the normal conduct of business by that Group unit.

      The income statements and balance sheets of foreign operations (subsidiaries, associated companies, and branch offices) are translated into Swedish kronor (SEK) based on the current method, that is, the exchange rate prevailing on the balance sheet date (closing rate) is used to convert all items in the balance sheets except for equity, which is converted at the historical rate. Each income statement is translated using the average rate for that period. Differences resulting from translation, as well as realized and unrealized gains or losses after tax on financial instruments used to hedge net foreign investments, do not affect income but are charged directly to equity.

Associated companies

      Companies in which the Telia Group has a long-term interest and directly or indirectly owns shares or participations granting control of 20-50 percent of the voting rights are recorded as associated companies.

      Holdings in associated companies are recorded in the consolidated income statement and balance sheet according to the equity method. In the income statement, the Group’s share of net income in associated companies is recorded in operating income because the operations of associated companies are related to

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

telecommunications and it is the Group’s strategy to capitalize on industry know-how by means of investing in jointly owned operations. This item also includes amortization and write-down of goodwill and similar assets on consolidation in associated companies as well as gains and losses on the sale of participations in associated companies.

      Any internal profits are eliminated.

Business segments

      The Group’s operations are managed and reported primarily by business area and secondarily by geographic market. Segments are consolidated based on the same principles as the Group as a whole. When operations are transferred from one business area to another, comparative period figures are restated.

4.     Transactions in Foreign Currencies

      Transactions denominated in foreign currencies are translated into Swedish kronor at the exchange rates prevailing at the time of each transaction. Monetary assets and liabilities denominated in foreign currencies and related forward contracts for foreign exchange are translated at the closing rate, any resulting exchange rate differences being charged to income. Accordingly, realized as well as unrealized exchange rate differences are recorded in the income statement. Exchange rate differences arising from operating receivables or liabilities are recorded in operating income, while differences attributable to financial assets or liabilities are recorded as earnings or losses on financial investments.

5.     Changes in Group Composition

Events in 2001

      In the first quarter, Telia and Tele2 formed the joint venture company Svenska UMTS-nät AB, which is owned equally by the parties. The company will build and run UMTS networks. The parties will continue to compete in the market with their respective lines of services. The agreement is conditional upon approval by the Swedish Competition Authority.

      Through acquisitions in January and April, Telia also owns 14 percent of the shares in TicketAnywhere Europe AB, which is active in the area of mobile reservations services. In June, 10 percent of the shares in NGF NetGameFactory AB were acquired, a company that develops games and competitions for mobile telephones and the Internet.

      An agreement was reached in August concerning formation of a pan-Russian mobile operator. Under the agreement, operations in the Moscow area and elsewhere will be transferred to the St. Petersburg-based ZAO North West GSM, in which Telia has a participating interest. The intention is for Telia to own 17.8 percent of the shares in the reorganized company.

      The mobile portal Halebop was acquired in late August. Operations are run by the Swedish company Halebop AB and the Norwegian Halebop Norway AS.

      Telia expanded its broadband capacity in Denmark in late June through acquisitions of all shares in Powercom A/S.

      KF, Skandia, and Telia signed an agreement in early September to jointly form Coop Bank, whose main channel will be the Internet, with services offered via fixed and mobile telephony. Telia owns 20 percent of the company.

      All shares in the fixed network subsidiary Telia Finland Oy were sold in late June to Song Networks.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Vodafone’s acquisition of Eircell, the mobile operations within Eircom plc, was finalized on May 13, which gave Telia an indirect holding in Vodafone. All shares were sold in late June. Valentia Telecommunication Ltd acquired all shares in Eircom plc on November 16.

      Operations in the subsidiary Combinator IT AB, whose business is project management and technical integration in distributed IT environments, were sold in January. The subsidiary Telia Trading AB, active in sales and short-term rentals of reconditioned telecom and datacom products, was divested in February. The call center operations Direct Response Services in Sweden, Norway, Denmark, and Finland were sold in early May.

      Telia’s partially owned subsidiary Telia Overseas AB sold its 29 percent stake in the Slovenian mobile company SI.MOBIL to Mobilkom Austria in February.

      In the beginning of April, Telia divested the Brazilian mobile operator Tess S/A to Telecom Americas. Telia AB and Telia Overseas AB sold all Tess shares with restricted voting rights. By means of a small number of shares with full voting rights, Telia and Telia Overseas have retained a voting majority in Tess. The buyer has assumed all of Telia’s and Telia Overseas’ financial obligations in Tess.

      In late May, Telia acquired the remaining shares in the Polish directory company Panorama Polska Sp. z.o.o. (in which Telia owned a 49 percent interest prior to the acquisition) from the American company Verizon. In accordance with an option agreement, all shares in Panorama were transferred immediately thereafter to Eniro AB, which paid for the purchase partially with newly issued shares in Eniro AB. Following sales in several stages, Telia had no remaining holdings in Eniro as of year-end.

      On June 1, Industri Kapital 2000 Ltd. acquired 51 percent of the shares in Telia’s subsidiary Telefos AB. The company owns Multicom Security AB, Ki Consulting & Solutions AB, Respons AB, Swedia Networks AB, Comcarta AB, Swedtel AB, Swedtel Inc., TA Teleadress Information AB, and Validation AB, along with their respective subsidiaries.

      In late September, all shares in the subsidiary Telia Iberia S.A., an IP service provider in the Spanish business market, were sold to Cableuropa S.A.

      All shares in the American subsidiary Telia Internet, Inc. were sold to Aleron, Inc. in early October.

      Through acceptance of Eniro’s public bid, Telia’s entire holding in Scandinavia Online AB was sold on December 21.

      On December 28, Flextronics acquired 91 percent of the Orbiant Group, which installs and services networks and other telecommunications equipment. The group consists of Neterna AB, Orbiant Service AB, Orbiant Systems AB, Evega AB, Relacom AB, and Wireless Network Management WNM AB.

Major acquisitions and divestitures during 1999-2001

      In fiscal 1999, 2000 and 2001, Telia acquired and divested a number of companies and businesses from and to independent parties outside the Group. Apart from the acquisition of NetCom ASA in 2000, none of those acquisitions or divestitures, individually or collectively, was of a size that would have had a material effect on the Group’s pro forma net sales or net income for the year in which the transaction was executed or

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the year immediately preceding. The following table shows the Telia Group pro forma net sales, net income and earnings per share, had the acquisition of NetCom ASA taken place at January 1, 1999.

	January-December,

	1999	2000

	(SEK in millions,
	except per share
	data)
Pro forma net sales	54,613	55,443
Pro forma net income	3,321	9,928
Pro forma earnings per share
Basic (SEK)	1.16	3.39
Diluted (SEK)	1.16	3.39

Post-balance sheet events

      As the Group’s refine and focus efforts are now essentially complete, Telia Equity is being wound up as a business area. Remaining operations will be named Telia Holdings and will in future be reported under Group-wide (see note “Business Area Breakdown”).

6.     Net Sales

      Net sales are recorded at the sales value, adjusted for discounts granted, sales-related taxes and the effects of foreign exchange rate differences. Sales principally consist of traffic charges including interconnect and roaming, subscription fees, connection fees, and service charges as well as sales of customer premises equipment and, up to 2000, advertising space in directories.

      Revenue is recognized for the period in which the service is performed or the product is delivered. Subscription fees are recognized as revenue over the subscription period. Sales relating to pre-paid phone cards, primarily mobile, are deferred and recorded in revenue based on the actual usage of the cards. Revenues in the directory operations owned through 2000 were recorded in the period in which the relevant directory was published.

      Customer cable TV hookup fees are recorded as cost reductions over the depreciation schedule for the facility in question. Other connection and installation fees received from new or existing subscribers are recognized as revenue at the time of sale to the extent of direct costs incurred. Direct costs consist primarily of technical installation work, changes in customer support systems, costs for modems, SIM cards and other equipment, distributor commissions and credit checks, and costs for supplying the customer with the printed telephone directory and a printed customer information package. To date, direct costs associated with connection fees have exceeded such revenues. Therefore, no connection revenues have been deferred.

      In the portal operations, ad swapping with another portal provider is not recognized as revenue. Within the international carrier operations, sales of Indefeasible Rights of Use (IRU) regarding fiber and ducts are recognized as revenue over the period of the agreement (see also note “Leasing Agreements and Contractual Obligations”). When entering into swap contracts for infrastructure and capacity with other carriers, evenly balanced swap-deals and the non-cash part of unbalanced swap-deals are not recorded as revenue or expense in the consolidated accounts, as the contracts refer to assets of similar nature and value. Therefore, they are recognized based on the carrying value of the assets exchanged, rather than at fair value. In an unbalanced swap-deal, any cash paid is recorded as an asset and any cash received is recorded as deferred revenue. These amounts are recognized in operations over the term of the related contracts on a straight-line basis. In transactions where the monetary consideration received is at least 25 percent of the fair value of the exchange, and the fair value of the assets transferred is reasonably determinable, the exchange is treated as

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

part monetary and part non-monetary. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. The value of the unfulfilled deliveries in a swap-deal is recorded as a current liability (net received) or a current receivable (net provided). The corresponding asset or deferred revenue is not amortized until delivery has occurred.

      Sales are broken down by business segment in the “Business Area Breakdown” note. The following is a breakdown of the net sales per product category.

	January-December,

	1999	2000	2001

	(SEK in millions)
Mobile communications	8,607	12,038	16,215
Fixed telephony	26,124	25,437	24,642
Internet	1,345	1,697	2,264
Network capacity	3,212	3,122	4,106
Data communications	2,254	2,021	1,977
Cable TV	797	1,030	1,161
Service, installation	1,709	1,624	1,551
Customer equipment	3,175	3,018	3,181
Consulting	540	595	273
Directory services	2,899	1,728	—
Financial services	361	492	301
Other	1,098	1,262	1,525

Total	52,121	54,064	57,196

      Invoiced advertising tax totaled SEK 184 million, SEK 116 million and SEK 1 million for the years 1999, 2000 and 2001, respectively.

      Sales in and exports to markets outside Sweden were distributed among economic regions as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
European Union (EU)	5,255	5,711	6,371
European Economic Area (EEA)	1,085	2,048	4,670
Rest of Europe	555	313	555
North American Free Trade Agreement (NAFTA)	399	754	636
Rest of world	746	776	509

Total	8,040	9,602	12,741

Proportion of total net sales (%)	15.4	17.8	22.3

      Sales (including exports) in Nordic markets outside Sweden equaled SEK 4,465 million, SEK 5,658 million and SEK 8,512 million for the years 1999, 2000 and 2001, respectively, while sales in the Baltic states, Poland, and Russia in the years mentioned were SEK 345 million, SEK 216 million and SEK 358 million. Sales are broken down by geographic business segment in the “Geographic Segment Breakdown” note.

7.     Operating Costs

      The production function includes all costs for services and products sold as well as for installation, maintenance, service, and support.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Costs for commissions to retailers, advertising, and other marketing are expensed on an ongoing basis. The same applies to expenses for maintenance and adaptation of existing software in preparation for the turn of the millennium and for euro conversion. Costs for customer-specific product development and applied research are expensed in the period in which they occur.

      Operating costs were distributed by function as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Production	31,206	33,028	40,435
Other functions
Sales	6,508	8,277	8,738
Administration	6,809	6,485	7,902
Research and development	1,570	1,564	1,303

Total other functions	14,887	16,326	17,943

Total	46,093	49,354	58,378

      Each function includes depreciation, amortization, and write-downs as specified in note “Depreciation, Amortization, and Write-Downs.” This is also broken down by class of asset.

      Operating costs were distributed by nature as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Goods purchased	9,105	8,091	9,566
Network expenses	6,100	7,323	9,182
Change in inventories	64	42	74

Total	15,269	15,456	18,822
Salaries and remuneration	9,184	9,543	8,852
Employer’s social security contributions	2,895	3,055	2,614
Capitalized work by employees	-282	-99	-139
Pension expenses	1,051	901	613
Other personnel expenses	1,043	1,107	1,218

Total	13,891	14,507	13,158
Rent and leasing fees	1,377	1,574	1,572
Energy expenses	191	184	205
Travel expenses	753	860	760
Consultants’ services	2,731	2,784	2,579
Marketing expenses	1,355	1,990	2,024
Bad debt expense	332	442	908
Information technology	864	961	1,804
Other expenses	1,809	2,584	2,625

Total	9,412	11,379	12,477
Depreciation, amortization and write-downs	7,521	8,012	13,921

Total	46,093	49,354	58,378

      Costs for advertising totaled SEK 444 million, SEK 452 million and SEK 417 million for the years 1999, 2000 and 2001, respectively.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Other Operating Revenues and Expenses

      Other operating revenues and other operating expenses include: gains and losses on the sale of shares or operations in companies that are not associated companies (cf. note “Income from Associated Companies”); gains or losses on the sale or retirement of intangible or tangible fixed assets, and public funding. Exchange rate differences on operating transactions are also recorded here, including value changes in derivatives for hedging operational conversion exposure and possible hedging inefficiencies (see note “Financial Instruments and Financial Risk Management”). This item also includes restructuring costs, non-capitalizable costs related to the IPO in 2000, costs incurred in 1999 for the canceled merger with Telenor and other items of a non-recurring nature.

      The nominal value of the Group’s share of client company funds held by SPP (now Alecta) was SEK 535 million, of which SEK 121 million was settled in cash during 2000. Since the funds may be used over a three-year period, the amount was discounted using an interest factor of 5.5. The discounted amount, SEK 518 million, was recorded as other revenue. SEK 387 million is recorded as an asset in the balance sheet, divided into current and long-term receivables. After settlement of pension disbursements in 2001, the discounted claim was SEK 264 million as of the balance sheet date.

      Other operating revenues and expenses were distributed as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Other operating revenues
Capital gains, shares	113	6,568	776
Capital gains, divested operations	108	1,361	59
Capital gains, other	132	102	512
Exchange rate gains	57	161	183
Commissions etc.	—	114	152
Funding etc.	—	60	8
Recovered accounts receivable	—	47	42
Damages received	—	37	86
SPP funds	—	518	—
Other revenues	366	—	—

Total	776	8,968	1,818
Other operating expenses
Capital losses, shares	11	9	459
Capital losses, divested operations	—	1	10
Capital losses, other	7	17	103
Provisions for loss making contracts	613	51	49
Exchange rate losses	7	43	152
IPO related/integration expenses	226	144	—
Restructuring costs	—	210	524
Damages paid	—	—	15
Other expenses	717	—	—

Total	1,581	475	1,312

Net effect on income	-805	8,493	506

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Related Party Transactions

Group companies

      Commercial terms and market prices apply for the supply of goods and services between Group companies. Intercompany sales totaled SEK 56,322 million, SEK 57,759 million, and SEK 52,794 million for the years 1999, 2000 and 2001, respectively.

The Swedish State

      The Swedish state owns 70.6 percent of the shares in Telia AB. The Telia Group’s services and products are offered to the Swedish state, its agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with Telia. Likewise, Telia buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish state, its agencies, nor state-owned companies represent a significant share of Telia’s net sales or income.

      The Swedish telecommunications market is governed by the Telecommunications Act and telecom regulations as well as by conditions for permits issued by the Swedish National Post and Telecom Agency (NPTA). According to the conditions for those permits, Telia must maintain, without special compensation, a certain level of service for public phones in sparsely populated regions. Telia’s costs for operating these public phones were SEK 14 million in 1999, SEK 15 million in 2000 and SEK 15 million in 2001. According to telecom regulations, operators that have significant influence on the overall Swedish market for services that must be registered with NPTA are required to pay a fee to finance measures to prevent serious threats and disruptions to telecommunications during peacetime. To date, Telia has been the only operator with a “significant influence” as described by law. The required fee was SEK 100 million per year in 1999, 2000 and 2001. In addition, Telia pays annual fees to NPTA to fund the Agency’s activities, as do other operators subject to registration with NPTA.

      The fee is set at 1.5 per thousand (0.85 per thousand prior to 2000) of the operator’s sales in respect of activities requiring a permit. Telia paid fees of SEK 28 million in 1999, SEK 49 million in 2000 and SEK 47 million in 2001. Effective 2002, the fee has been raised to 1.57 per thousand of sales for activities requiring permits. There are additional fees for the agency’s licensing activities under the Radio Communications Act and, effective 2001, the Radio and Telecommunications Terminal Equipment Act. Telia paid fees of SEK 7 million in both 2000 and 1999 and SEK 12 million in 2001.

Eniro

      Telia owned a participating interest in Eniro AB through December 3, 2001. Several agreements were established between Telia and Eniro in 2000 for Eniro’s listing on Stockholmsbörsen (the Stockholm Exchange). Telia sold to Eniro all outstanding shares in the subsidiaries running directory businesses, except for TIM Varumärke AB, which owns certain trademarks used in Eniro’s operations. In accordance with the contract, Eniro took possession of the shares in TIM Varumärke in January 2001. Furthermore, Telia would, if outstanding shares in the 49 percent holding in the Polish directory company Panorama Polska were acquired, give Eniro an irrevocable option to acquire all shares in said company at market value. Telia acquired the remaining shares in Panorama Polska in May, and in accordance with the option agreement, all shares were transferred to Eniro on May 31.

Unisource/AUCS

      Telia previously held equal stakes in Unisource N.V. together with Swisscom and KPN of the Netherlands. All operations in Unisource, with the exception of AUCS Communications Services (AUCS), were sold or shut down in 1999 and the company was dissolved on July 1, 2000. During 2000 and 2001

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Telia sold services to AUCS worth SEK 51 million and SEK 44 million, respectively. During 1999 Telia sold services and products to the Unisource group worth SEK 161 million and purchased services and products from the Unisource group worth SEK 313 million.

      Unisource and its joint owners, including Telia, signed a three-year management agreement with Infonet Services Corp. in 1999 (see below) on the operations in AUCS. The agreement provides for the sale of a large part of AUCS’s operations to Infonet. AUCS is expected to be liquidated before or during 2003. Under the terms of other contracts, Unisource will provide services to Infonet during the three-year period. Unisource and its joint owners will also be liable for any losses in AUCS and will pay Infonet a bonus if the losses are lower than an amount specified in the contract. In total, this means that Telia’s share of Unisource’s expenses as per the agreement will be at least SEK 1,348 million. Telia received compensation for these undertakings through the acquisition of shares in Infonet at a price less than market value shortly prior to Infonet’s listing on the stock exchange. Based on the selling price at the time of listing, the value of the shares was SEK 2,758 million, while Telia paid SEK 110 million. The future profit on this transaction, that is, the difference between the market value of the shares after deducting the purchase price (SEK 2,648 million) and the obligations that Telia has undertaken (SEK 1,348 million, as explained above), will be recorded as share of earnings in AUCS during a three-year period during which the management agreement and other agreements will be in effect.

Infonet

      Telia owns a participating interest in the American company Infonet Services Corp. In 1999, 2000 and 2001 Telia sold services and products to Infonet worth SEK 29 million, SEK 38 million and SEK 29 million, respectively, and purchased services and products worth SEK 117 million, SEK 264 million and SEK 320 million, respectively.

Comsource/ Eircom

      Telia owns 40 percent of the Irish company Comsource UnLtd, KPN of the Netherlands owning the other 60 percent. Until November 16, Comsource in turn owned 35 percent of the shares in Eircom plc. At year-end, Telia had an interest-bearing debt to Comsource of SEK 777 million. Telia sold services to Eircom worth SEK 39 million in 1999, SEK 16 million in 2000, and SEK — in 2001.

Telefos

      As of June 2001, Telia owns 49 percent of the shares in the former subsidiary Telefos AB. As of the balance sheet date, Telia had interest-bearing claims on the Telefos Group of SEK 1,735 million and had signed a limited supplementary guarantee of SEK 150 million for the credit-insured pension commitments of Telefos companies. During the period after the change in ownership, Telia sold services and products worth SEK 279 million to the Telefos Group and bought services and products worth SEK 1,210 million. Some of the services purchased by Telia referred to construction of capital assets.

IN

      Telia has held an indirect participating interest in its former subsidiary INGROUP Sweden AB (IN) since November 2000. During 2001 Telia sold services and products to IN worth SEK 67 million and bought services and products worth SEK 245 million in 2001 and SEK 113 million in 2000.

Service Factory

      During the year Telia bought services from the associated company Service Factory SF AB worth SEK 94 million.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

WirelessCar

      As of the balance sheet date, Telia had interest-bearing claims on the associated company WirelessCar Sweden AB of SEK 5 million.

Other relations

      In addition, Telia sells and buys services and products to a limited extent to and from other associated companies. The transactions between Telia and these associated companies, as well as the transactions mentioned above, are based on commercial terms.

10.     Income from Associated Companies

      Shares of earnings are calculated on the associated companies’ net income. Earnings for each associated company are based on the company’s most recent accounts, adjusted for any discrepancies in accounting principles, and with estimated adjustments for significant events and transactions up to Telia’s close of books.

      This item also includes amortization of goodwill and other consolidation adjustments made upon the acquisition of associated companies as well as gains or losses on the divestiture of stakes in associated companies.

	January-December,

	1999	2000	2001

	(SEK in millions)
Share in net income for the year	992	-879	-903
Amortization and write-down of goodwill etc.	-672	-549	-2,285
Net capital gains	403	231	9,324

Net effect on income	723	-1,197	6,136

      Income is broken down by business and market segments in the notes “Business Area Breakdown” and “Geographic Segment Breakdown.”

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Large individual stakes (including stakes held through subsidiaries) have impacted earnings as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Eniro AB, Sweden	—	185	6,052
Scandinavia Online AB, Sweden	-32	89	-226
Wireless MainGate AB, Sweden	-11	-33	-12
AS Eesti Telekom, Estonia	106	136	135
Latvijas Mobilais Telefons SIA, Latvia	54	103	118
AB Lietuvos Telekomas, Lithuania	-23	-20	-43
UAB Omnitel, Lithuania	1	-30	-15
Netia Holdings S.A., Poland	-327	-411	-2,464
Unisource N.V./AUCS, the Netherlands	1,534	1,445	-372
Infonet Services Corp., USA	-28	8	40
Comsource UnLtd/ Eircom plc, Ireland	409	-933	126
Tess S/A, Brazil	-1,278	-1,630	2,359
Bharti Mobile Ltd., India	-56	-41	10
SI.MOBIL, Slovenia	-19	-51	372
Other holdings	393	-14	56

Net effect on income	723	-1,197	6,136

      Cf. note “Financial Fixed Assets” and note “Specification of Shareholdings and Participations.”

11.     Depreciation, Amortization and Write-Downs

      Scheduled depreciation on tangible assets and amortization on intangible assets are based on the historical acquisition value (purchase cost) and the estimated economic life of various classes of assets. No general changes in depreciation schedules were applied in 1999, 2000 or 2001. For assets acquired during the

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

year, depreciation is calculated from the date of acquisition. Depreciation is charged on a straight-line basis at the following rates.

Goodwill	Individual evaluation, at least 5%
— NetCom	5%
Licenses for fixed and mobile telephony and related goodwill	License period
Other intangible assets	10-20%
Buildings	2-10%
Land improvements	5-20%
Expenditure on improvements to property not owned by the Group	Leases remaining term
Fixed networks
— Switching systems and transmission systems	10-33%
— Transmission media (cable)	5-12.5%
— Equipment for special networks	20-33%
— Licenses of limited duration	License period or time corresponding to underlying tangible fixed asset
— Other installations	3-33%
Mobile networks
— Base stations	9.5-14.3%
— Other installations	10-33%
Cable TV networks and alarm installations	10-33%
Equipment, tools, and installations	12.5-33%

      The book values of the Group’s intangible, tangible, and financial fixed assets are continuously reassessed using analyses for individual assets or classes of assets that naturally belong together. If an analysis indicates that the value recorded is too high, the asset’s recoverable value is set, which is the greater of the net realizable value of the asset and its value in use. Value in use is measured as anticipated discounted future cash flows. A write-down consists of the difference between book value and recoverable value.

      The whole of business area Telia International Carrier comprises a cash-generating unit. Weak profitability in the business area and surplus capacity in the industry in 2001 led Telia to review the need for write-downs in the operations. The recoverable value, measured as the value in use when there is no market, was found to fall short of the book value by SEK 3,027 million. The amount was recognized as cost in the Production function and the Fixed Networks class of assets. The discount rate (WACC) was 11.2 percent.

      Depreciation and write-downs on intangible and tangible fixed assets were distributed among the following functions.

	January-December,

	1999	2000	2001

	(SEK in millions)
Production	7,011	7,325	13,061
Sales	259	343	366
Administration	214	283	467
Research and development	37	61	27
Other operating expenses	131	210	54

Total	7,652	8,222	13,975

Proportion of net sales (%)	14.7	15.2	24.4

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Costs of depreciation, amortization and write-downs are broken down by business and market segments in note “Business Area Breakdown” and note “Geographic Segment Breakdown.” Depreciation, amortization and write-downs were distributed among the following classes of assets.

	January-December,

	1999	2000	2001

	(SEK in millions)
Goodwill	180	656	1,403
Other intangible assets	156	212	340
Buildings	109	98	136
Land improvements	1	4	6
Fixed networks	4,552	4,473	8,061
Mobile networks	1,103	1,158	1,807
Other machinery and equipment	1,551	1,621	2,222

Total	7,652	8,222	13,975

      Accelerated depreciation, to the extent allowed by tax legislation, is recorded in the individual Group companies as appropriations and untaxed reserves (see note “Income Taxes”).

12.     Financial Revenues and Expenses

      Financial items are expensed in the period they occur, with the exception of interest during installation periods, which is capitalized (see also note “Intangible Fixed Assets” and note “Tangible Fixed Assets”).

      Revenues and costs relating to guarantee commissions are included in Other interest income and Interest expense. Interest expenses include loan-related bank fees and fees to rating institutions and market makers. The interest component of the change in fair value of derivatives is included in Other interest income (gain) and Interest expense (loss). The corresponding exchange rate components are recorded in Exchange rate gains

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and Exchange rate losses, respectively. This item also includes any hedging inefficiencies. See also note “Financial Instruments and Financial Risk Management.”

	January-December,

	1999	2000	2001

	(SEK in millions)
Earnings from financial investments
Dividends	53	14	1
Capital gains	23	10	4
Write-downs	—	—	-147

Total	76	24	-142
Other financial revenues
Interest on financial leases	499	598	600
Other interest income	227	864	964
Exchange rate gains	29	85	129

Total	755	1,547	1,693
Other financial expenses
Interest expenses	-783	-1,742	-2,168
Capitalized interest	—	19	81
Exchange rate losses	-14	-137	-116

Total	-797	-1,860	-2,203

Net effect on income	34	-289	-652

13.     Income Taxes

Tax expense

      The income statement item Income Taxes shows paid and deferred corporate income tax for Swedish and foreign Group units. Telia Group companies are liable for taxation under current legislation in the countries where they are domiciled. The corporate income tax rate in Sweden was 28 percent in 1999, 2000 and 2001, and is applied to the nominal income recorded, plus non-deductible items and less non-taxable revenues and other deductions, mainly tax-free dividends from subsidiaries.

      The liability method is used to report income taxes. According to this method, deferred tax liabilities and benefits are recorded for all temporary differences between book values and tax-effective values of assets and liabilities and for other tax-effective deductions or losses. Deferred tax liabilities and benefits are calculated based on the tax rate expected when the temporary difference will be reversed. The effects of changes in applicable tax rates are charged to income in the period when the change is required by law. Deferred tax benefits are reduced by means of a valuation reserve to the extent that the company cannot determine the likelihood of being able to realize the underlying tax benefit within the foreseeable future.

      Deferred tax liabilities on undistributed earnings in foreign subsidiaries are not recorded if such retained earnings are regarded as permanently invested in the countries in question. Deferred tax liabilities for undistributed earnings in Swedish companies and foreign associated companies are not recorded because such retained earnings can be withdrawn as non-taxable dividends.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pre-tax income was as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Sweden, Group companies (including foreign branch offices)	6,522	6,220	-1,700
Sweden, associated companies	-58	5	-423

Total	6,464	6,225	-2,123
Rest of world, Group companies	-862	6,924	9,696
Rest of world, associated companies	378	-1,432	-2,765

Total	-484	5,492	6,931

Total	5,980	11,717	4,808

      The tax expense recorded was distributed as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Current tax
Sweden	1,680	1,602	644
Rest of world	25	114	301

Total	1,705	1,716	945
Deferred tax
Sweden	395	81	-28
Rest of world	-346	-350	2,000

Total	49	-269	1,972

Total	1,754	1,447	2,917

      Current tax expenses for each fiscal year attributable to the previous years’ earnings and tax booked directly to equity were distributed as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Tax attributable to previous year	47	10	43
Tax booked directly to equity	36	-215	-186

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The difference between the nominal rate of Swedish taxation and the effective tax rate comprises the following components.

	January-December,

	1999	2000	2001

	(percentage, %)
Swedish income tax rate	28.0	28.0	28.0
Differences in tax rates on foreign operations	0.1	0.2	4.1
Adjustment of taxes for previous periods	-0.8	-1.5	2.5
Adjustment for new tax legislation	—	—	10.1
Losses for which deferred tax benefits were not taken into account	1.6	5.0	70.3
Profits for which deferred tax liabilities were not taken into account	-2.0	-2.8	-5.9
Non-deductible expenses	2.4	3.0	9.5
Non-taxable revenues	0.0	-19.6	-57.9

Tax rate as per the income statement	29.3	12.3	60.7
Tax booked directly to equity	0.6	-1.8	-3.9

Effective tax rate	29.9	10.5	56.8
Tax rate, current tax	28.5	14.6	19.7

      Swedish legislation changed during the year so that capital losses on business-related shares and participations after December 7, 2001 may only be offset against capital gains on shares and participations. Deferred tax benefits attributable to shareholdings in which latent capital losses are deemed to exist have consequently been valued only to the extent that the loss is estimated to be offset by capital gains on shares. The remainder of deferred tax benefits has been expensed, increasing the tax expense for the year.

      The accumulated tax loss carry-forwards were distributed as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Sweden	298	237	233
Rest of world	492	2,545	3,965

Total	790	2,782	4,198

      Swedish tax loss carry-forwards have no expiration date. Total loss carry-forwards as of the balance sheet date 2001 expire in the following years.

2002	1
2003	—
2004	11
2005	107
2006	649
2007 or later	695
Unlimited	2,735

Total	4,198

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax liabilities and benefits were distributed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Deferred tax liability
Shares and participations	60	60	301
Other long-term assets	5,159	6,323	6,258
Provisions	—	2	—
Current receivables and liabilities	45	43	98
Off-balance-sheet items	734	333	283

Total	5,998	6,761	6,940
Deferred tax benefit
Shares and participations	917	1,884	76
Other long-term assets	103	256	590
Other long-term liabilities and provisions	915	812	973
Current receivables and liabilities	56	224	19
Tax-effective deductions for losses	221	835	1,343

Total	2,212	4,011	3,001
Valuation reserve	-61	-619	-1,511

Net deferred tax benefit	2,151	3,392	1,490

Net deferred tax liability	3,847	3,369	5,450

      The deferred tax liability in other long-term assets chiefly refers to untaxed reserves (see below). Unrecorded deferred tax liabilities for undistributed earnings in subsidiaries, affiliates and associated companies totaled SEK 434 million in 1999, SEK 316 million in 2000 and SEK 515 million in 2001.

Untaxed reserves and appropriations

      Tax legislation in Sweden and certain other countries allows companies to postpone tax payments by making allocations to untaxed reserves in the balance sheet via the Appropriations line item in the income statement. Of particular interest to Telia AB, with its extensive investment in infrastructure, are Swedish tax regulations for depreciation that make it possible to depreciate assets at an accelerated rate (see also note “Depreciation, Amortization, and Write-Downs”). However, untaxed reserves and appropriations are not recorded in the consolidated financial statements.

      Overall, the individual Group companies recorded the following untaxed reserves.

	December 31,

	1999	2000	2001

	(SEK in millions)
Profit equalization reserve	2,544	3,584	2,811
Accumulated excess depreciation	18,132	18,466	18,870
Contingency reserve	77	94	135

Total	20,753	22,144	21,816

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a breakdown of the excess depreciation.

	December 31,

	1999		2000		2001

	Buildings	Machinery	Buildings	Machinery	Buildings	Machinery

	(SEK in millions)
Opening balance	37	17,980	37	18,095	12	18,454
Provisions	—	420	—	1,895	—	1,931
Reversals	—	-305	-25	-1,536	-12	-1,515

Closing balance	37	18,095	12	18,454	—	18,870

      In the consolidated accounts, untaxed reserves after eliminations have been divided into a deferred tax liability and a restricted reserve in equity. If recorded as income and taxed, the latter would be transferred to non-restricted reserves (cf. note “Shareholders’ Equity, Earnings per Share”).

14.     Intangible Fixed Assets

      Intangible assets are recorded in the balance sheet at acquisition value less accumulated scheduled amortization, and write-downs. For assets acquired during the year, amortization is calculated from the date of acquisition. The rates and other parameters applied are specified in note “Depreciation, Amortization, and Write-Downs.”

      Direct external and internal charges for the development of software for in-house administrative use are capitalized, provided that efficiency gains exceed accrued expenses. Activities in projects at the feasibility study stage as well as maintenance and training activities are expensed on an ongoing basis.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	1999		2000		2001

	Goodwill	Other	Goodwill	Other	Goodwill	Other

	(SEK in millions)
Acquisition value, opening balance	1,550	904	1,793	1,243	24,838	1,740
Purchases	335	373	22,893	509	448	1,316
Operations acquired	12	5	38	105	—	—
Sales/discards	-40	-30	-64	-43	—	-27
Operations divested	—	—	-655	-8	-643	-142
Reclassifications	-8	-12	-11	-95	-1	-50
Exchange rate differences	-56	3	844	29	2,148	58

Accumulated acquisition value, closing balance	1,793	1,243	24,838	1,740	26,790	2,895
Depreciation, opening balance	-521	-89	-604	-240	-902	-477
Purchases	—	—	—	—	—	0
Operations acquired	—	-2	-19	-65	—	—
Sales/ discards	33	6	33	20	—	26
Operations divested	—	—	358	4	247	56
Reclassifications	1	1	1	19	-1	-18
Depreciation for the year	-130	-156	-655	-212	-1,375	-338
Exchange rate differences	13	0	-16	-3	-44	-12

Accumulated depreciation, closing balance	-604	-240	-902	-477	-2,075	-763
Write-downs, opening balance	—	—	-46	—	-1	—
Operations divested	—	—	46	—	—	—
Write-downs for the year	-46	—	-1	—	-28	-2
Exchange rate differences	—	—	—	—	0	—

Accumulated write-downs, closing balance	-46	—	-1	—	-29	-2

Total book value, closing balance	1,143	1,003	23,935	1,263	24,686	2,130

      The acquisition value includes interest of SEK — for 1999, SEK — for 2000, and SEK 22 million for 2001. Capitalization of software for in-house administrative use was SEK 120 million in 1999, SEK 129 million in 2000, and SEK 182 million in 2001. In the three years, amortization was SEK 86 million, SEK 96 million, and SEK 45 million, respectively. The total book value was distributed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Goodwill, NetCom	—	23,185	23,998
Goodwill, other	1,143	750	688
Administrative support systems	421	440	476
Licenses, patents, etc.	375	739	1,594
Leases, etc.	207	84	11
Work in progress	—	—	49

Total book value	2,146	25,198	26,816

15.     Tangible Fixed Assets

General

      Tangible assets are recorded in the balance sheet at acquisition value less accumulated scheduled depreciation, and write-downs. In the case of cable television installations, a deduction is made for customer

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hookup fees paid in advance (fixed-asset contributions). Software that is a direct prerequisite for the production of the Group’s services is capitalized as a tangible asset.

      For assets acquired during the year, depreciation is calculated from the date of acquisition. The rates and other parameters applied are specified in note “Depreciation, Amortization, and Write-Downs.” New installations under construction are valued at the expense already incurred, including interest during the installation period. Interest paid on construction loans is taken up for buildings. Otherwise interest is calculated based on the Group’s average cost of borrowing (4.5 percent for 1999 and 5.5 percent for 2000 and 2001.

Buildings and land

      The Group’s real estate holdings include some 1,200 properties. The majority is used solely for technical facilities.

	December 31,

	1999	2000	2001

	(SEK in millions)
Acquisition value, opening balance	2,404	2,071	2,193
Purchases	53	552	269
Operations acquired	—	53	—
Sales/ discards	-332	-400	-651
Operations divested	—	-15	-39
Reclassifications	-48	-76	613
Exchange rate differences	-6	8	21

Accumulated acquisition value, closing balance	2,071	2,193	2,406
Depreciation, opening balance	-721	-706	-786
Operations acquired	—	-11	—
Sales/ discards	108	14	141
Operations divested	—	4	17
Reclassifications	15	15	-4
Depreciation for the year	-109	-102	-130
Exchange rate differences	1	0	-1

Accumulated depreciation, closing balance	-706	-786	-763
Write-downs, opening balance	—	-3	0
Operations divested	—	3	—
Write-downs for the year	-3	0	-13

Accumulated write-downs, closing balance	-3	0	-13

Total book value, closing balance	1,362	1,407	1,630

      No interest is included in the acquisition value for years 1999, 2000 or 2001.

      The Group’s Swedish real estate holdings have been assessed for taxes at the following values.

	December 31,

	1999	2000	2001

	(SEK in millions)
Buildings	786	671	178
Land and land improvements	89	124	54

Tax-assessed value	875	795	232

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At the 2001 property assessment for taxation purposes, a number of additional properties were assessed for the first time, while others had their assessments increased. The number of real estate properties valued for tax purposes is limited as many of them are classified as communication buildings. Two large office locations and other assessed properties were sold off.

Plant and machinery

	December 31,

	1999	2000	2001

	(SEK in millions)
Acquisition value, opening balance	60,517	65,534	82,605
Purchases	5,775	13,457	14,398
Operations acquired	12	2,796	1,507
Sales/ discards	-768	-272	-1,910
Operations divested	—	-52	-1,190
Reclassifications	216	897	-2,332
Exchange rate differences	-218	245	907

Accumulated acquisition value, opening balance	65,534	82,605	93,985
Depreciation, opening balance	-31,504	-36,738	-43,929
Operations acquired	—	-824	-257
Sales/ discards	668	250	1,649
Operations divested	—	8	544
Reclassifications	-96	-470	48
Depreciation for the year	-5,858	-6,131	-7,249
Exchange rate differences	52	-24	-199

Accumulated depreciation, closing balance	-36,738	-43,929	-49,393
Write-downs, opening balance	—	-100	-135
Sales/ discards	—	—	21
Write-downs for the year	-100	-35	-3,250
Exchange rate differences	0	—	—

Accumulated write-downs, closing balance	-100	-135	-3,364
Fixed-asset contributions from cable TV customers, net	-99	-78	-72
Advances	—	—	3

Total book value, closing balance	28,597	38,463	41,159

      The acquisition value includes interest of SEK 477 million, SEK 496 million and SEK 555 million for 1999, 2000 and 2001 respectively. The book value of the business area Telia International Carrier was written down during the year (see also note “Depreciation, Amortization, and Write-Downs”).

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equipment, tools, and installations

	December 31,

	1999	2000	2001

	(SEK in millions)
Acquisition value, opening balance	7,811	6,846	6,682
Purchases	1,514	2,075	1,742
Operations acquired	—	797	43
Sales/ discards	-2,297	-1,495	-656
Operations divested	—	-810	-1,391
Reclassifications	-102	-796	1,071
Exchange rate differences	-80	65	143

Accumulated acquisition value, closing balance	6,846	6,682	7,634
Depreciation, opening balance	-3,562	-3,475	-2,744
Operations acquired	—	-380	-2
Sales/ discards	1,299	1,324	531
Operations divested	—	463	801
Reclassifications	59	484	-16
Depreciation for the year	-1,294	-1,119	-1,446
Exchange rate differences	23	-41	-67

Accumulated depreciation, closing balance	-3,475	-2,744	-2,943
Write-downs, opening balance	—	-12	-1
Operations divested	—	12	—
Write-downs for the year	-12	-1	-165
Exchange rate differences	0	0	0

Accumulated write-downs, closing balance	-12	-1	-166

Total book value, closing balance	3,359	3,937	4,525

      No interest is included in the acquisition value for years 1999, 2000 or 2001.

Distribution by class of asset

      The total book value was distributed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Buildings and land
Expenditure on improvements to property not owned by the Group	94	126	164
Buildings	1,058	1,051	1,309
Land and land improvements	210	230	157

Total	1,362	1,407	1,630

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	1999	2000	2001

	(SEK in millions)
Plant and machinery
Fixed networks — switching systems and peripheral equipment	7,168	7,636	5,970
Fixed networks — transmission systems	4,722	6,005	12,200
Fixed networks — transmission media and other types of media	10,538	10,894	9,728
Mobile networks	4,023	6,138	7,288
Cable TV networks	473	1,078	1,329
Alarm systems	2	54	20
Advances on new installations under construction	1,671	6,658	4,624

Total	28,597	38,463	41,159
Equipment, tools, and installations
Financial leasing, vehicles	200	694	308
Other equipment, tools and installations	3,159	3,243	4,217

Total	3,359	3,937	4,525

Total	33,318	43,807	47,314

      New installations under construction under Plant and machinery are chiefly installations for fixed and mobile networks. Assets owned by Group companies and leased to other Group companies are included in Plant and machinery and Other equipment, tools and installations as appropriate.

16.     Financial Fixed Assets

General

      The principles for the consolidation of subsidiaries and associated companies are described in note “Consolidated Financial Statements.” Negative equity participations in associated companies are recognized only for companies for which the Group has contractual obligations to contribute additional capital. This is then recorded as Other provisions.

      Other holdings of securities are valued at fair value if listed (application of IAS 39 as of 2001), otherwise at acquisition value unless an assessment of the market value indicates that an adjustment is necessary (see note “Depreciation, Amortization, and Write-downs”).

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity participations in associated companies

	December 31,

	1999	2000	2001

	(SEK in millions)
Book value, opening balance	5,404	10,177	13,298
Acquisitions	2,728	2,337	1,845
Equity participation in former subsidiaries	96	-8	295
Issues of new shares and shareholder contributions	1,858	5,375	414
Share in earnings	992	-879	-903
Amortization and write-down of goodwill etc.	-672	-549	-2,285
Divestitures	-19	-12	-4,758
Dividends received	-90	-166	-307
Reclassifications	3	-3,611	1,157
Exchange rate differences	-123	634	1,171

Book value, closing balance	10,177	13,298	9,927

      The book value was distributed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Goodwill and similar assets on consolidation	2,327	5,773	3,352
Participation in equity	7,850	7,525	6,575

Total	10,177	13,298	9,927

      Book value is broken down by business segment in note “Business Area Breakdown” and note “Geographic Segment Breakdown.”

      The following shows the associated companies’ aggregate balance sheets and income statements in summary.

	December 31,

	1999	2000	2001

	(SEK in millions)
Fixed assets	47,828	71,976	35,816
Current assets	24,089	27,532	17,374
Long-term liabilities and provisions	17,876	23,760	16,696
Current liabilities	21,907	34,557	4,886
Net sales	31,523	39,336	46,168
Gross income	13,280	9,723	17,450
Net income	6,075	-72	1,032

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other holdings of securities

	December 31,

	1999	2000	2001

	(SEK in millions)
Book value, opening balance	807	527	635
Changes in accounting principles	—	—	-223
Book value, adjusted opening balance	807	527	412
Acquisitions	15	107	68
Divestitures	-35	—	-18
Write-ups	—	—	72
Write-downs	-7	-1	-29
Reclassifications	-269	-22	-32
Share of earnings in partnerships	16	24	-47

Book value, closing balance	527	635	426

Other long-term financial assets

	December 31,

	1999	2000	2001

	(SEK in millions)
Book value, opening balance	6,342	7,319	8,402
Changes in accounting principles	—	—	484
Book value, adjusted opening balance	6,342	7,319	8,886
Purchases	2,211	5,257	3,159
Operations acquired/ divested	—	324	-586
Sales/ discards	-959	-3,582	-3,733
Write-downs	—	—	-6
Reclassifications	-273	-1,022	2,514
Exchange rate differences	-2	106	197

Book value, closing balance	7,319	8,402	10,431

      Changes in accounting principles refers to the application of IAS 39 effective 2001 (see also note “Financial Instruments and Financial Risk Management”).

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Distribution by class of asset

      The total book value was distributed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Associated companies
Equity participations in associated companies	10,177	13,298	9,927
Interest-bearing receivables	47	4	1,154
Non-interest-bearing receivables	15	17	17

Total	10,239	13,319	11,098
Other holdings of securities
Shares and participations	527	634	426
Other securities	—	1	—

Total	527	635	426
Deferred tax benefit	2,151	3,392	1,490
Other long-term receivables
Interest-bearing
Financial leasing agreements	4,113	3,403	3,901
Service-financing agreements	401	434	438
Loans to employees	377	291	229
Interest rate swaps	—	—	27
Foreign currency interest rate swaps	—	—	1,167
Other	98	201	168
Non-interest-bearing
Operating lease agreements	—	277	1,495
Other	117	383	345

Total	5,106	4,989	7,770

Total	18,023	22,335	20,784

      Deferred tax benefit is discussed in note “Taxes” and leasing agreements in note “Leasing Agreements and Contractual Obligations.” The valuation of financial fixed assets is discussed in note “Financial Instruments and Risk Management.” Shareholdings and participations in associated companies and companies outside the Group are specified in note “Specification of Shareholdings and Participations.”

17.     Inventories etc.

      Inventory and stock in trade are valued at acquisition value, based on FIFO (first in/first out), or fair value, whichever is lower. Write-downs for obsolescence are made separately for each individual stockholding. Obsolescence is assessed with reference to the age and rate of turnover of the articles. The entire difference between the opening and closing balances of the reserve for obsolescence is charged to operating income for the year.

      Construction contracts are valued at expense incurred, applying the lower of original cost and replacement value. Interest paid during installation is not capitalized. Construction contracts refer chiefly to short-term (one to three months) installation works on the customer’s site and, for previous years, directory production. Installation work is recognized as revenue when all or nearly all undertakings have been completed. Revenues from the directory operations owned through September 2000 were recorded in the period in which the relevant directory or section of a directory was published.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      After deductions for obsolescence, the total book value is distributed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Raw materials and essential inputs	107	80	105
Products at work	0	6	—
Finished products	407	466	463
Expense incurred, construction contracts	442	212	61
Advances to suppliers	15	9	7

Total	971	773	636

      Finished products includes purchased supplies that are mainly intended for use in constructing Telia’s own installations and for repair and maintenance. Supplies valued at SEK 138 million, SEK 89 million and SEK 9 million for the years 1999, 2000 and 2001, respectively, were stored at a central location. The remainder was held at local warehouses and worksites.

18.     Receivables

      Allowance for doubtful receivables on mass invoicing is calculated primarily using a standardized method based on actual losses from previous years.

      Net receivables from clients for construction and service projects are recorded as accruals and deferrals. Construction projects mainly refer to larger installations of PBXs and customer premises networks. Revenue is recognized progressively, with the degree of completion based on the phases completed.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	1999	2000	2001

	(SEK in millions)
Accounts receivable
Invoiced receivables	11,144	11,476	12,616
Reserve for doubtful receivables	-507	-580	-1,078

Total	10,637	10,896	11,538
Other current receivables
Interest-bearing
Receivable from associated companies	1,594	7,363	857
Financial leasing agreements	2,609	3,087	3,046
Foreign currency interest rate swaps	—	—	20
Receivable from others	233	384	268
Non-interest-bearing
Receivable from associated companies	213	223	225
Prepaid value-added tax	148	803	692
Other tax benefits	91	327	417
International settlements	79	66	32
Currency swaps, forward exchange contracts	—	—	355
Receivable from others	567	1,131	1,432

Total	5,534	13,384	7,344
Accrued revenues and prepaid expenses
Metered call charges	1,602	1,481	889
Interconnect and roaming charges	496	521	703
Other traffic charges	969	971	1,129
Construction and service projects	163	80	32
Prepaid rent and leasing fees	115	166	201
Other accrued or prepaid items	853	1,573	1,685

Total	4,198	4,792	4,639

Total	20,369	29,072	23,521

      Written-down accounts receivable (bad debt expense) and recovered accounts receivable for the years 1999, 2000 and 2001 are recorded in note “Operating Costs” and note “Other Operating Revenues and Expenses.” For information on leases, see note “Leasing Agreements and Contractual Obligations.”

19.     Short-term Investments

      Short-term investments consist primarily of surplus funds invested in the overnight market and valued at the acquisition value plus accrued interest income (amortized cost). Investments with maturities over three months are valued at fair value.

	December 31,

	1999	2000	2001

	(SEK in millions)
Investments with maturities over three months	202	93	197
Investments with maturities up to and including three months	1,062	85	7,405

Total	1,264	178	7,602

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      See also note “Financial Instruments and Financial Risk Management” and note “Cash Flow Information.”

20.     Shareholders’ Equity, Earnings per Share

Restricted and non-restricted equity

      According to Swedish law, shareholders’ equity is divided into funds available for distribution (non-restricted) and not available for distribution (restricted). In a group, the shareholders can receive as a distribution only the non-restricted funds in the parent company or the group, whichever is lower.

      Restricted equity is made up of the share capital and share premium reserve/ legal reserve. The Group’s non-restricted equity in the consolidated accounts includes only that part of a subsidiary’s non-restricted equity that can be assigned to the parent company without having to write down the value of the shares in the subsidiary.

      The Group balance sheet also shows the equity component of untaxed reserves as restricted equity. Earnings in associated companies that have not been distributed are recorded in the Group’s equity as an equity reserve in restricted reserves. The equity effect of reporting financial instruments at fair value (application of IAS 39 effective 2001) is attributed to a fair value reserve in restricted reserves. Likewise, the difference in equity effect between the Group’s principles for accounting for pensions and relevant Swedish standards is recorded in restricted reserves.

Exchange rate differences

	December 31,

	1999	2000	2001

	(SEK in millions)
Translation of foreign operations	-2	2,122	4,203
Forward contracts used as equity hedge	132	-425	-671
Operations divested	—	—	85
Tax effect arising from the translation of foreign associated companies	21	5	-20
Other tax effect	-37	119	188

Total	114	1,821	3,785

      The accumulated exchange rate differences in restricted equity were distributed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Equity profit reserve	-23	562	397
Other restricted reserves	49	878	4,329

Total	26	1,440	4,726

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value reserve

	December 31,

	1999		2000		2001

	Securities	Derivatives	Securities	Derivatives	Securities	Derivatives

	(SEK in millions)
Book value, opening balance	—	—	—	—	—	—
Changes in accounting principles	—	—	—	—	-224	-253
Tax effect	—	—	—	—	62	71
Book value, adjusted opening balance	—	—	—	—	-162	-182
Provisions	—	—	—	—	-11	-33
Reversals	—	—	—	—	210	191
Tax effect	—	—	—	—	-56	-44

Book value, closing balance	—	—	—	—	-19	-68

      No part of the reversed amount referred to reversals that necessitate adjusting the acquisition value. See also the introduction to note “Financial Instruments and Financial Risk Management.”

Changes in share capital

			Share capital,
	Number of	Par value,	SEK in
	shares	SEK/share	thousands

Share capital, December 31, 1999	8,800,000	1,000.00	8,800,000
Bonus issue, May 20, 2000	—	1,036.80	323,840
Split 324:1, May 20, 2000	2,842,400,000	3.20	—
New share issue, June 16, 2000	150,000,000	3.20	480,000
Share capital, December 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, December 31, 2001	3,001,200,000	3.20	9,603,840

      According to the by-laws of Telia AB the authorized share capital shall amount to no less than 2,500,000,000 common shares and no more than 10,000,000,000 common shares. All issued shares have been paid in full and carry equal rights to vote and participate in the assets of the company. No shares are held by the company itself or by its subsidiaries.

      Dividend payments are determined in accordance with the Swedish Companies Act. The proposed but not yet determined dividend for 2001 totals SEK 600 million (SEK 0.20 per share). This amount has not been recorded as a liability.

Earnings per share

	January-December,

	1999	2000	2001

Net income (SEK)	4,222	10,278	1,869
Average number of shares (’000)	2,851,200	2,932,757	3,001,200
— after dilution (’000)	2,851,200	2,932,757	3,001,200
Earnings per share
— basic (SEK)	1.48	3.50	0.62
— diluted (SEK)	1.48	3.50	0.62
Dividend per share (SEK) (for 2001 as proposed by the Board)	0.52	0.50	0.20

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The 2001 Annual General Meeting decided to implement an employee stock option program (see this section in note “Human Resources”). With the terms and conditions that apply to the employee stock option program, it had no dilution effect upon computation of earnings per share as of the balance sheet date.

21.     Provisions for Pensions and Employment Contracts

      Almost all employees in Sweden are covered by defined benefit pension plans. The Group’s employees outside Sweden are usually covered by defined contribution pension plans. Contributions to the latter are usually set at a certain percentage of the employee’s salary. The Group’s commitments for defined benefits in Sweden were secured by two pension funds until year-end 2000. Telia’s Pension Fund secured all pension obligations that Telia AB assumed when it was converted into a limited liability company on July 1, 1993. Telia’s Pension Fund 2 secured the remaining pension obligations of Telia AB as well as obligations of Swedish subsidiaries in which the Group controlled more than 90 percent of the share capital. Following a change in the statutes, the assets and purpose of the first fund were transferred through as of December 31, 2000 to Telia’s Pension Fund 2, which at this time changed its name to Telia Pension Fund.

      Pension obligations are calculated annually, on the balance sheet date, based on actuarial principles.

      The assets of the pension fund constitute plan assets for pensions and are valued at market value. When the net cumulative unrecognized actuarial gain or loss on pension obligations and plan assets goes outside a “corridor” equal to 10 percent of the greater of either pension obligations or the market value of plan assets, the surplus amount is amortized over the remaining employment period.

      Total pension expenses in the income statement were distributed as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Current service cost	499	484	253
Interest on pension provisions	940	914	883
Expected return on assets	-1,186	-1,183	-1,122
Net transition gain (-) recognized in year	-40	-40	-40
Depreciation of unrecognized actuarial gain (-)/loss (+)	—	-145	-80

Pension expenses, defined benefit pension plans	213	30	-106
Early retirement pensions (excl. premiums and pension-related social charges)	347	416	43
Pension expenses, defined benefit contribution pension plans	325	237	409
Pension-related social charges, other pension expenses	166	218	267

Total pension cost	1,051	901	613

      The following provisions for pension obligations were made in the balance sheet.

	December 31,

	1999	2000	2001

	(SEK in millions)
Present value of the obligation	15,784	15,801	14,683
Fair value of plan assets	-16,703	-15,334	-13,464

Pension obligations less plan assets	-919	467	1,219
Unrecognized actuarial gains (+) and losses (-)	3,838	2,775	899
Unrecognized transition gains	327	283	240

Provisions for pensions	3,246	3,525	2,358

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The actuarial calculation of pension expenses and pension obligations is based on the following principal assumptions. Values recorded are as of the balance sheet date for each year.

	December 31,

	1999	2000	2001

	(percentage, %)
Weighted average discount rate	6.0	6.0	5.5
Expected rate of compensation increase	3.0	3.0	3.0
Expected return on plan assets	7.0	7.5	7.5
Annual adjustments to pensions	2.0	2.0	2.0
Employee turnover	0.0	5.0	5.0

      Changes in projected benefit obligation, plan assets, and the net liability in the balance sheet and actuarial net gains or losses for the defined benefit pension plans were as follows. Repayment from pension trust refers to money disbursed for pension expenses incurred by the employer.

	December 31,

	1999	2000	2001

	(SEK in millions)
Present value of the obligation
Opening balance	17,661	15,784	15,801
Current service cost	499	484	253
Interest expenses	940	914	883
Benefits paid	-1,104	-1,118	-1,141
Early retirement pensions	347	416	43
Operations divested	—	-220	-1,394
Actuarial gains (-) and losses (+)	-2,559	-459	238

Closing balance	15,784	15,801	14,683
Plan assets
Opening balance	16,843	16,703	15,334
Expected return on plan assets	1,186	1,183	1,122
Repayment from pension trust	-2,057	-1,050	-502
Operations divested	—	-163	-744
Actuarial gains (+) and losses (-)	731	-1,339	-1,746

Closing balance	16,703	15,334	13,464
Expected return on plan assets
Expected return on plan assets	1,186	1,183	1,122
Actuarial gains (+) and losses (-)	731	-1,339	-1,746

Actual return	1,917	-156	-624
Provisions for pension obligations
Opening balance	1,733	3,246	3,525
Pension expenses, defined benefit pension plans	213	30	-106
Benefits paid	-1,104	-1,118	-1,141
Repayment from pension trust	2,057	1,050	502
Early retirement pensions	347	416	43
Operations divested, net	—	-99	-465

Closing balance	3,246	3,525	2,358

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	1999	2000	2001

	(SEK in millions)
Actuarial gain (+)/loss (-) to be recognized
Net cumulative unrecognized actuarial gains (+) and losses (-)	548	3,838	2,775
Limit of “corridor” as of January 1	1,766	1,670	1,580

Excess value (A)	—	2,168	1,195
Average expected remaining working life, years (B)	15	15	15
Opening balance, actuarial gains (+) and losses (-)	548	3,838	2,775
Actuarial gains (-) and losses (+) to be recognized (A/B)	—	-145	-80
Actuarial gains (-) and losses (+), divested operations	—	-38	188
Actuarial gains (+) and losses (-), pension obligations	2,559	459	-238
Actuarial gains (+) and losses (-), plan assets	731	-1,339	-1,746

Closing balance, actuarial gains (+) and losses (-)	3,838	2,775	899

	December 31,

	1999	2000	2001

	(SEK in millions)
Operations divested
Decrease in pension obligations	—	-220	-1,394
Decrease in plan assets	—	163	744
Decrease in unrecognized net transition gain/loss	—	-4	-3
Changes in unrecognized actuarial gains (-)/losses (+)	—	-38	188

Net position	—	-99	-465

      Plan assets chiefly consist of equities and interest-bearing securities, which had the following market value as per the balance sheet date.

	December 31,

	1999	2000	2001

	(SEK in millions)
Telia Pension Fund
Shares and participations	11,444	5,864	7,639
Interest-bearing securities etc.	5,259	9,470	5,825

Total	16,703	15,334	13,464

      1999 and 2000 are recorded pro forma after the merger of the two funds (see above). Plan assets include shares in Telia AB with a market value of SEK —, SEK 72 million and SEK 114 million as per the balance sheet date 1999, 2000 and 2001, respectively.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.     Deferred Tax Liability, Other Provisions

      Changes in other provisions, including deferred tax liability, were as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Book value, opening balance	6,002	7,242	7,826
Provisions for the period	1,350	1,194	3,752
Operations acquired	—	89	109
Utilized provisions	-110	-424	-936
Operations divested	—	-8	-53
Reversals of provisions	—	-191	-11
Timing and interest-rate effects	—	-87	24
Exchange rate differences	—	11	38

Book value, closing balance	7,242	7,826	10,749

      The book value of the provisions was distributed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Deferred tax liability	5,998	6,761	6,940
Other provisions
Payroll taxes on future pension payments	456	307	314
Restructuring/ phase-out	—	67	582
Loss making contracts	613	499	528
Guarantee reserves	9	79	2,329
Other	166	113	56

Total	1,244	1,065	3,809

Total	7,242	7,826	10,749

      A decision was made in 2001 to wind up the satellite business, which includes operating personnel and product development and corporate staff as well as the earth stations at Tanum and Agesta, Sweden and leased capacity in several telecommunications satellites. The closing down is progressing as scheduled and will be concluded no later than 2004, the maturity date for the most long-term leasing contract.

      Guarantee reserves were affected by commitments in connection with the sale of the Telefos group and the Orbiant group.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.     Long-term Loans

	December 31,

	1999	2000	2001

	(SEK in millions)
Financial leasing, vehicles	127	581	255
Bank overdraft facilities	154	51	55
Telia FTN/FTO	4,126	7,012	7,509
Telia EMTN, other foreign currency loans	4,390	9,987	14,072
Other loans	326	3,245	3,151
Foreign currency interest rate swaps	—	—	90
Interest rate swaps	—	—	61

Total	9,123	20,876	25,193

      Bank overdraft facilities had a total limit of SEK 930 million, SEK 1,316 million and SEK 3,083 million for the years 1999, 2000 and 2001, respectively. For these years, SEK 3,728 million, SEK 4,807 million and SEK 3,325 million of the loans fell due more than five years after the balance sheet date. See also note “Financial Instruments and Financial Risk Management.”

24.     Short-term Loans

	December 31,

	1999	2000	2001

	(SEK in millions)
Loans from associated companies	24	50	845
Financial leasing, vehicles	73	120	59
ECP	3,397	9,131	1,001
Telia FTN	1,525	1,335	1,128
Telia EMTN, other foreign currency loans	1,420	1,122	319
Other bank loans	495	1,408	577
Interest rate swaps	—	—	2

Total	6,934	13,166	3,931

      See also note “Financial Instruments and Financial Risk Management.”

25.     Long-term Liabilities

	December 31,

	1999	2000	2001

	(SEK in millions)
Prepaid leasing agreements	—	1,015	2,286
License fees	—	—	619
Other liabilities	162	14	144

Total	162	1,029	3,049

      During the year SEK 246 million was paid in cash for the UMTS license in Denmark obtained in September 2001. The remainder will be paid over 10 years.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For information on leases, see note “Leasing Agreements and Contractual Obligations.” For long-term loans for the years 1999, 2000 and 2001, SEK 9 million, SEK — and SEK 275 million of the respective loans fall due more than five years after the balance sheet date.

26.     Current Liabilities

	December 31,

	1999	2000	2001

	(SEK in millions)
Accounts payable	4,181	6,028	6,232
Liabilities to associated companies	282	39	1,031
Tax liabilities	1,355	342	481
Other liabilities
Provisions for telephone cards	398	402	396
Deductible calling charges	587	443	412
Advances, deposits, etc.	252	796	888
Value-added tax, excise taxes	826	796	613
Payable to employees	365	459	294
International settlements	70	404	463
Currency swaps, forward exchange contracts	3	199	430
Liability to minority shareholders in subsidiaries	—	—	1,310
Other	758	739	847

Total other liabilities	3,259	4,238	5,653
Accrued expenses and prepaid revenues
Accrued payroll expenses	721	1,137	876
Accrued employer’s social security contributions	567	458	427
Accrued leasing expenses	980	494	513
Accrued interest	382	829	613
Subscription charges	1,483	1,664	1,909
Interconnect charges	256	530	288
Retailer commissions	161	104	154
Prepaid leasing agreements	753	678	732
Other accrued or prepaid items	2,414	3,444	3,913

Total accrued expenses and prepaid revenues	7,717	9,338	9,425

Total current liabilities	16,794	19,985	22,822

27.     Leasing Agreements and Contractual Obligations

Telia as a lessee

      As a lessee, Telia has entered into financial and operating leases and rental contracts. For a financial leasing agreement, the consolidated accounts include the leased asset as a tangible fixed asset and the future obligation to the lessor as a liability in the balance sheet. Other agreements are operating leases, with the leasing costs amortized evenly throughout the period of the agreement.

Financial leasing

      The Group’s financial leasing concerns production vehicles, cars to employees, and other vehicles. Leasing was implemented at the end of 1999 when the fleet was sold off to outside parties. Approximately half of the fleet was leased by subsidiaries that were divested in 2001. There is no subleasing.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The book value of the leased assets as of the balance sheet date was as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Acquisition value	200	783	367
Less accumulated depreciation	—	-89	-59

Net value of financial leasing agreements	200	694	308

      Depreciation and write-downs totaled SEK —, SEK 89 and SEK 134 for the years 1999, 2000 and 2001, respectively. Leasing fees paid during 2000 and 2001 totaled SEK 99 and SEK 147 respectively.

      Future minimum leasing fees and their present value as per financial agreements that could not be canceled in advance and were longer than one year in duration were as follows.

	Future	Present value of future
Maturity	leasing fees	minimum leasing fees

	(SEK in millions)
2002	60	59
2003	72	67
2004	66	59
2005	49	41
2006	42	34
Later	73	54

Total	362	314

      As of the balance sheet date, the present value of future minimum leasing fees under noncancelable financial leasing agreements was as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Total future minimum leasing fees	200	805	362
Less interest charges	—	-104	-48

Present value of future minimum leasing fees	200	701	314

Operating leasing

      The Group’s operating leasing concerns primarily offices, land, and computers. Subleasing consists mainly of home computers leased to employees.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum leasing fees under operating agreements in effect as of December 31, 2001 that could not be canceled in advance and were in excess of one year were as follows.

Maturity	Future leasing fees	Sub leasing

	(SEK in millions)
2002	1,680	48
2003	1,403	48
2004	878	24
2005	840	—
2006	856	—
Later	9,036	—

Total	14,693	120

      Total paid rent and leasing fees were SEK 1,377 million, SEK 1,574 million and SEK 1,572 million for years 1999, 2000 and 2001, respectively. Revenue for subleased items totaled SEK 70 million, SEK 49 million and SEK 47 million for these years.

      At the end of 2001 office space leases covered approximately 602,000 square meters. Apart from certain short-term leases, leasing terms range between 3 and 12 years with an average term of 4.5 years. The leases are on conventional commercial terms.

      Future obligations include rental payments for a development property in London, U.K., with a remaining leasing term of 33 years. Telia intends to investigate termination of the lease.

Telia as financial lessor

      Telia owns assets that it leases to customers under financial leasing agreements. These assets are recorded at the gross investment cost in the lease, less unearned financial revenues. The normal contract period is three years, but most contracts are renewable. Some of the leasing receivables have been securitized. Based on the terms of the securitization contracts, the leasing receivables have been included in the Group balance sheet.

      As of the balance sheet date, the present value of future minimum lease payment receivables under noncancelable financial leasing agreements was as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Gross investment in financial lease contracts	7,498	7,264	7,750
Less unearned financial revenues	-776	-774	-803

Net investment in financial lease contracts	6,722	6,490	6,947
Less: Unguaranteed residual values of leased properties for the benefit of the lessor	-101	-20	-19

Present value of future minimum lease payment receivables	6,621	6,470	6,928

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As per the balance sheet date, the gross investment and present value of receivables relating to future minimum lease payments under non-cancelable financial leasing agreements were distributed as follows.

	Gross	Present value of future
Maturity	investment	minimum lease payments

	(SEK in millions)
2002	3,494	3,027
2003	2,377	2,150
2004	1,275	1,187
2005	410	381
2006	165	157
Later	29	26

Total	7,750	6,928

      Reserve for doubtful receivables regarding minimum lease payments totaled SEK 19 million as per the balance sheet date. The leasing portfolio includes financing of IT-related products primarily in Sweden, Norway, Denmark, and Finland. The portfolio grew substantially in recent years, chiefly through home PC contracts. At the end of 2001, approximately 34 percent of the portfolio consisted of sales-type leases with Telia as the vendor, primarily of PBXs.

      The financing of other vendors’ products refers to computer and office equipment. These agreements increased from a 50 percent share of the total stock in 1999, to 66 percent in 2001. The other Nordic countries’ share of the leasing portfolio increased from 12 percent in 1999 to 28 percent in 2001.

      The term of the contract stock is 15 quarters. The term of new agreements signed in 2001 is 14 quarters. Of all contracts, 58 percent carry a floating interest rate and 42 percent a fixed rate.

Telia as operating lessor

      Fiber and ducts are sold as part of the operations of Telia’s international carrier business. Telia has decided to view these as integral equipment. Under the agreements, title was not transferred to the lessee. The transactions are therefore recorded as operating lease agreements. Direct expenditures incurred in connection with agreements are capitalized and written off over the term of the agreement. The contracted sale price is chiefly paid in advance and is recognized as revenue during the period of the agreement. Sales not recognized as revenue are recorded as long-term liabilities and prepaid income.

      The book value of the leased assets as of the balance sheet date was as follows:

	December 31,

	1999	2000	2001

	(SEK in millions)
Acquisition value	—	1,270	1,750
Less accumulated depreciation	—	-22	-150
Gross book value	—	1,248	1,600
Plus prepaid sales costs	—	10	9
Less prepaid lease payments	—	-1,015	-2,286

Net value of operating leasing agreements	—	243	-677

      Depreciation and write-downs totaled SEK —, SEK 22 million and SEK 141 million for the years 1999, 2000 and 2001.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum lease payment receivables under operating agreements in effect as of December 31, 2001 that could not be canceled in advance and were in excess of one year were as follows.

Future lease
Maturity	payments

(SEK in
millions)
2002	410
2003	642
2004	91
2005	38
2006	29
Later	238

Total	1,448

      The leasing portfolio includes some twenty agreements with international operators. Contract periods range between 10 and 25 years, with an average term of 20 years.

Other contractual obligations

      The Group had as of the balance sheet date the following contractual obligations regarding future acquisitions (or equivalent) of tangible or financial fixed assets.

(SEK in
millions)
Tangible fixed assets	499
Indefeasible Rights of Use (IRU)	179
Associated companies	212
Other holdings of securities	62

Total	952

      More than half of the obligations relating to tangible fixed assets and all obligations relating to IRU cover the construction under contract of Telia’s international fiber-optic carrier network — the Viking Network.

28.     Dependency on Third Parties

      The Telia Group offers a diversified portfolio of services and products in an extremely competitive market. Hence, the Group has limited exposure to individual customers, suppliers, lenders, products or services sold, geographic markets, materials procured, personnel, services purchased or licenses.

29.     Financial Instruments and Financial Risk Management

General

      Financial assets and liabilities are recorded according to the “settlement date principle.”

      Financial assets, with certain exceptions, are recorded at fair value. Official public quotes as of the close of books are used for determining fair value. If such a rate is not available, the instrument is valued by discounting future cash flows at a quoted market rate of interest for each maturity. Currency swaps and forward exchange contracts are valued at the forward rate. Conversion to SEK is done at quoted exchange rates as per the close of books.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Assets held to maturity, receivables arising from own lending and assets whose fair value cannot be reliably determined, e.g. unlisted shares and participations, are valued at their amortized cost. Telia considers quoted securities as available for sale, with the unrealized gains and losses up to the date of sale recorded as a component of equity.

      Financial liabilities are valued primarily at their accrued acquisition value. Liabilities that are not held for trading and that are hedged against changes in fair value, however, are recorded at fair value.

      Balances and transactions are hedged and hedge accounting is applied if the hedging actions have the express purpose of serving as a hedge, have a direct correlation to the hedged position and effectively hedge the position. An effective hedge produces financial effects that counteract the effects created by the position that is hedged.

      Telia uses derivative instruments (interest and foreign currency interest rate swaps, forward contracts, etc.) primarily to control exposure to fluctuations in exchange rates and interest rates.

      Derivatives and embedded derivatives, when their economic characteristics and risks are not clearly and closely related to other characteristics of the host contract, are recognized at fair value on the balance sheet. For fair value hedges, the effective and ineffective portions of the change in fair value of the derivative, along with the gain or loss on the hedged item attributable to the risk being hedged, are recorded in the income statement as incurred. The effective portion of the change in fair value of outstanding derivatives used to hedge anticipated cash flows is booked directly to equity until the underlying transaction is reflected in the income statement, at which time any deferred hedging gains or losses are recorded in earnings. The ineffective portion of the change in fair value of a derivative used as a cash flow hedge is recorded as incurred on the same line item as the gain or loss on the item being hedged.

      Amounts to be paid or received as a result of foreign currency interest rate swaps or interest rate swaps, which are expressly intended to and do effectively hedge interest-bearing assets or liabilities as specified above, are recorded on an ongoing basis as an interest income or expense.

      Derivatives used for hedging of foreign net investments are designated as cash flow hedges. Upon maturity of the derivative the accumulated change of value is retained in equity until the subsidiary is divested or closed down.

      Derivative instruments that do not meet the criteria for hedge accounting are recorded on the balance sheet at fair value and changes in fair value are recorded in the income statement immediately.

Book value and fair value

      The table below presents book values and fair values distributed by type of financial instrument based on the following prerequisites.

      The estimated fair value of the Group’s financial instruments is based on market rates and generally accepted valuation methods. Values recorded are indicative and will not necessarily be realized.

      The market value for publicly quoted associated companies is reduced by loans made by Group companies to the company in question. For leasing receivables, any credit losses arising are reduced by gains from the sale of equipment returned.

      Market interest rates apply to other interest-bearing long-term and current accounts receivable, including claims on associated companies and personnel. Thus, the book value of these items is regarded as corresponding to the fair value.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The values for interest and foreign currency interest rate swaps include underlying principal. Swaps received and paid refer to the respective legs of a swap (c.f. notes “Financial Fixed Assets” and “Receivables,” and “Long-term Loans” and “Short-term Loans,” respectively).

      The book values and fair values of interest-bearing financial instruments and derivatives are shown below. Accounts receivable from customers, accounts payable and other non-interest-bearing financial instruments are recorded at fair value.

					Jan. 1, 2001
	Dec. 31, 2000		Dec. 31, 2001		(pro forma)

	Book	Fair	Book	Fair	Book	Fair
	value	value	value	value	value	value

	(SEK in millions)
Equity participations in associated companies	13,298	23,173	9,927	9,682	13,298	23,173
Other holdings of securities	635	412	426	426	412	412
Leasing receivables	6,490	6,422	6,947	6,859	6,490	6,422
Other long- and short-term receivables	8,677	8,677	3,114	3,114	8,677	8,677
Short-term investments	93	93	197	197	93	93
Interest rate swaps received	—	—	673	673	676	676
Interest rate swaps paid	—	—	-646	-646	-646	-646
Foreign currency interest rate swaps received	—	—	12,629	12,629	12,675	12,675
Foreign currency interest rate swaps paid	—	—	-11,442	-11,442	-12,218	-12,218
Other currency derivatives	—	—	355	355	360	360

Assets	29,193	38,777	22,180	21,847	29,817	39,624
Provisions for pensions	3,525	3,525	2,358	2,358	3,525	3,525
Long-term loans	22,031	22,158	25,543	25,890	22,033	22,159
Short-term loans	13,462	13,483	4,030	4,044	13,476	13,483
Interest rate swaps received	-2,066	-2,085	-1,970	-1,970	-1,408	-1,408
Interest rate swaps paid	2,281	2,342	2,062	2,062	1,484	1,484
Foreign currency interest rate swaps received	-12,668	-12,855	-1,840	-1,840	-180	-180
Foreign currency interest rate swaps paid	11,831	12,220	1,901	1,901	212	212
Other currency derivatives	199	191	430	430	551	551

Liabilities	38,595	38,979	32,514	32,875	39,693	39,826
Less book value of:
— pensions	-3,525		-2,358		-3,525
— accrued interest	-829		-602		-829
— other currency derivatives	-199		-430		-551

Book value of interest-bearing liabilities	34,042		29,124		34,788

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The market capitalizations of the Group’s holdings of publicly quoted shares as of the balance sheet date for each year were as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Eniro AB, Sweden	—	6,992	—
Scandinavia Online AB, Sweden	—	352	—
AS Eesti Telekom, Estonia	1,966	1,648	1,415
AB Lietuvos Telekomas, Lithuania	—	1,251	809
Netia Holdings S.A., Poland	1,195	2,448	129
Eircom plc, Ireland	11,249	7,392	—
Infonet Services Corp., USA	21,118	4,499	2,446
Digital Telecom. Phils. Inc., Philippines	187	52	48
Other holdings	0	14	10

Total	35,715	24,648	4,857

Bank credit facilities

      The Group’s revolving credit facility, which is a committed syndicated bank credit facility with final maturity in July 2003, capped at USD 1,000 million and used for short-term financing and back-up purposes, had not been utilized as of the balance sheet date.

Open-market financing programs

      As of the balance sheet date the equivalent of USD 1,196 million (886 million in 2000) had been utilized of Telia’s Euro Medium Term Note (EMTN) program, an uncommitted international program aimed at long-term borrowing with a limit of USD 3,000 million (2,000 million), with an average term to maturity of approximately 3.6 years.

      The Group’s Euro Commercial Paper Program (ECP) is an uncommitted international program aimed at short-term borrowing and has a limit of USD 1,000 million (1,000 million). As of the balance sheet date, the equivalent of USD 100 million (958 million) had been utilized, with an average remaining maturity of approximately 0.1 years.

      In the Swedish market, Telia’s Flexible Term Note (FTN) program provides loan facilities, both short-term and long-term, on an uncommitted basis, of up to SEK 12,000 million (12,000 million). FTNs outstanding at the close of books totaled SEK 8,633 million (8,347 million), with an average remaining maturity of approximately 3.3 years.

Maturity structure and currencies

      Borrowing by Telia Treasury had a present value of SEK 24,888 million (30,472 million in 2000) as of the balance sheet date. The average cost for the year was approximately 5.6 (4.9) percent and the weighted average time to maturity of borrowings was approximately 3 years. The average cost of outstanding long-term and short-term borrowings as per the balance sheet date in the past three years was as follows.

	December 31,

	1999	2000	2001

	(percentage, %)
Long-term borrowings	5.68	5.81	5.62
Short-term borrowings	4.72	4.38	5.03

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group’s interest-bearing borrowings had the following maturity structure at year-end.

		Telia Treasury		Other
		(incl derivatives)		units and
Matures	Fixed rate	Floating rate	Total	derivatives	Group

	(SEK in millions)
2002	2,819	300	3,119	812	3,931
2003	4,448	3,376	7,824	1,523	9,347
2004	799	—	799	591	1,390
2005	2,904	750	3,654	1,737	5,391
2006	4,274	1,977	6,251	160	6,411
Later	2,164	242	2,406	248	2,654

Total	17,408	6,645	24,053	5,071	29,124

      Normally, borrowings denominated in foreign currencies are swapped into Swedish kronor. The exceptions are funds borrowed to finance the Group’s ventures abroad. The portfolio of interest rate swaps and foreign currency interest rate swaps as of the balance sheet date for 1999, 2000 and 2001 had a nominal value of SEK 6,415 million, SEK 14,491 million and SEK 16,595 million, respectively.

      As of the balance sheet date, the long-term loan portfolio was composed of the following currencies, with Swedish krona equivalents based on swap contracts.

	December 31,

	1999		2000		2001

	Interest	Amount in	Interest	Amount in	Interest	Amount in
Currency	(%)	currency	(%)	currency	(%)	currency

	(in millions)
Swapped into SEK
EUR	5.7	150	6.1	906	5.8	1,231
DEM	5.2	399	5.8	278	5.4	283
GBP	7.7	48	6.2	35	6.2	48
ESP	5.8	8,000	—	—	—	—
USD	5.9	25	—	—	—	—
JPY	0.8	3,000	6	2,574	5.3	6,000

Total SEK	5.5	4,390	6.0	9,987	5.6	12,514
Non-swapped
SEK	5.8	4,612	5.6	8,220	5.6	9,929
NOK	—	—	6.0	2,061	5.0	1,637
DKK	—	—	—	—	5.7	375
FIM	4.9	0	4.7	0	4.7	0
LKR	—	—	22.0	3,050	22.3	3,034
LVL	10.0	2	—	—	5.0	1
USD	8.2	11	8.7	11	8.7	0

Total SEK		4,733		10,889		12,679

Total SEK		9,123		20,876		25,193

Financial risk management

Foreign exchange risk

      Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s income statement and balance sheet. Foreign exchange risk can be divided into transaction exposure

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and conversion exposure. Transaction exposure is the risk that arises from net inflow or outflow of a foreign currency required by operations (exports and imports) and financing (interest and amortization). Conversion exposure is the risk that arises from equity in a foreign subsidiary or associated company that is denominated in a foreign currency and any goodwill arising from acquisitions.

Transaction exposure

      The Telia Group has an operational need to net purchase foreign currency, primarily due to deficits in settlements for international telecom traffic and the import of equipment and supplies. Foreign currency flows from ventures abroad remain limited as most are in a build-up phase and revenues generated are used to cover costs in the respective businesses.

      The net foreign exchange outflow on a full-year basis was distributed as follows.

	January-December,

	1999		2000		2001

	Amount in		Amount in		Amount in
Currency	SEK millions	%	SEK millions	%	SEK millions	%

USD	1,173	59	2,377	60	2,138	71
EUR	356	18	898	23	246	8
GBP	121	6	199	5	214	7
NOK	-9	0	127	3	92	3
NLG	86	4	67	2	62	2
FRF	136	7	43	1	38	1
DEM	—	—	113	3	35	1
DKK	-76	-4	-37	-1	22	1
ESP	75	3	40	1	1	0
Other currencies	109	7	107	3	175	6

Total equivalent value	1,971	100	3,934	100	3,023	100

      The net outflow in 2001 was the outcome of a gross outflow of SEK 6,642 million and a gross inflow of SEK 3,619 million. Assuming an operational net transaction exposure equivalent to that for the year 2001, and provided that no hedging measures were taken, the negative impact on Group earnings would be approximately SEK 30 million on a full-year basis if the Swedish krona weakened by one percentage point against the transaction currencies.

      The Group’s operational net transaction exposure is not significant at present, but it is expected to increase over time, as will its potential impact on Group pre-tax income. In order to limit earnings fluctuation, the Group’s general policy is to hedge the majority of known operational transaction exposure up to 12 months into the future. This hedging is primarily initiated via forward exchange contracts and refers to invoiced transactions. Financial flows, however, are usually hedged until maturity, even if that is longer than 12 months.

      Foreign currency interest rate swaps are normally used for financial flows such as loans and investments longer than 1 year, while shorter terms are hedged using currency swaps or forward exchange contracts.

      Telia Treasury is responsible for Group-wide financial risk management including netting and pooling of capital requirements and payment flows. Telia Treasury also seeks to optimize the cost of risk management, which in certain cases may mean that an intercompany transaction is not replicated with an identical transaction outside the Group. This, together with the fact that Telia Treasury is mandated by Telia AB’s Board of Directors to take certain positions in the money markets and currency markets, means that situations may arise in which certain derivative transactions with parties outside the Group do not fully satisfy the

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

requirements for hedging accounting. Telia Treasury’s risk mandates are clearly defined, however, and the impact on earnings of deals made within those mandates is therefore not deemed to be substantial. Telia Treasury’s risk mandate in the currency markets is currently capped at the equivalent of a nominal +/- SEK 400 million. As of the balance sheet date, the risk mandate was not utilized.

Conversion exposure

      Telia’s conversion exposure has increased recently due to the relatively fast growth of Telia’s operations outside of Sweden. Telia does not typically hedge its conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely-convertible foreign currency of a country with smoothly-functioning financial markets.

      Net foreign assets are distributed as follows.

	December 31,

	1999		2000		2001

	Amount in		Amount in		Amount in
Currency	SEK millions	%	SEK millions	%	SEK millions	%

NOK	-288	-3	26,303	48	28,190	51
EUR	4,275	41	13,659	25	17,744	32
USD	1,926	19	3,425	6	4,258	8
LTL	2,816	27	2,957	6	3,209	6
DKK	403	4	1,696	3	722	1
GBP	69	1	415	1	627	1
EEK	440	4	497	1	540	1
LVL	144	1	239	1	315	0
UGX	48	0	66	0	121	0
LKR	57	1	89	0	89	0
PLN	456	5	2,287	4	-71	-0
BRL	-63	-1	2,519	5	—	0
Other currencies	84	1	234	0	-21	-0

Total	10,367	100	54,386	100	55,723	100
of which hedged	2,198	21	10,239	19	496	1

      Recorded EUR values also include other EMU currencies. Net assets hedged for 2001 relates to Comsource UnLtd.

      If the Swedish krona weakened by one percentage point against the currencies related to net foreign assets, the positive impact on Group equity would be approximately SEK 550 million, based on the exposure after hedges as of the balance sheet date and not including any potential negative equity impact due to Telia’s operational need to net purchase foreign currency.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign-exchange derivatives

      Telia’s portfolio of foreign currency interest rate swaps represented the following currencies and maturities as of the balance sheet date.

Amount in SEK millions	2002	2003	2004	2005	2006	Later	Total

Foreign currency interest rate swaps, received
Buy EUR	—	5,534	572	3,010	2,630	1,460	13,206
Buy GBP	—	780	—	—	—	—	780
Buy JPY	241	—	—	—	—	242	483

Total	241	6,314	572	3,010	2,630	1,702	14,469
Foreign currency interest rate swaps, paid
Total	-222	-5,669	-532	-2,679	-2,621	-1,620	-13,343

Net position	19	645	40	331	9	82	1,126

      The portfolio of other foreign exchange derivatives hedging loans, investments, and operational transaction exposures represented the following currencies and maturities as of the balance sheet date.

Amount in SEK millions	2002	2003	2004	Later	Total

Sell DKK	5,938	39	—	—	5,977
Sell EUR	4,706	—	—	—	4,706
Sell NOK	1,210	105	—	—	1,315
Sell USD	1,077	—	—	—	1,077
Sell GBP	537	—	—	—	537
Sell CZK	276	—	—	—	276
Sell LVL	83	—	—	—	83
Sell PLN	38	—	—	—	38
Sell CHF	16	—	—	—	16
Sell HKD	4	—	—	—	4
Sell HUF	1	—	—	—	1

Sell total	13,886	144	—	—	14,030
Buy EUR	-14,794	—	—	—	-14,794
Buy NOK	-3,956	—	—	—	-3,956
Buy USD	-1,111	-1	-1	—	-1,113
Buy DKK	-109	—	—	—	-109

Buy total	-19,970	-1	-1	—	-19,972

Net position	-6,084	143	-1	—	-5,942

Interest rate risk

      The Telia Group’s sources of funds are primarily shareholders’ equity, cash flows from operating activities, and borrowing. The interest-bearing borrowing exposes the Group to interest rate risk. The Telia Group uses SEK as its accounting currency. The Group’s borrowings are therefore normally denominated in SEK unless directly linked to the setting-up of international operations.

      Interest rate risk is the risk that a change in interest rates will negatively affect the Group’s net interest income. Telia’s financial policy contains guidelines for interest rates and the average maturity of borrowings. The Group’s policy is that the duration of fixed interest should be from six months to four years. The Group

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

arrived at this duration interval by balancing the estimated running cost of borrowing and the risk of significant negative impact on earnings should there be a sudden, major change in interest rates. The basic goal is to optimize interest rate risk for the Group as a whole.

      If the available loan form does not directly reflect the desired loan portfolio structure in terms of interest or currency, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and foreign currency interest rate swaps.

      As of year-end 2001, the Group had interest-bearing liabilities of approximately SEK 29,000 million with duration of approximately 2 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately SEK 10,000 million, assuming that existing loans maturing during the year are refinanced and after accounting for interest rate swaps. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and the fact that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately SEK 520 million, should the level in market interest rates make a parallel shift of 1 percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2001.

      Telia has designated certain interest rate swaps as cash flow hedges to hedge against changes in the amount of future cash flows related to interest payments on existing liabilities. Hedge ineffectiveness related to outstanding cash flow hedges was immaterial and recorded to earnings during the year ended December 31, 2001. Net changes in fair value recorded in equity are presented in section “Fair value reserve” of note “Shareholders’ Equity, Earnings per Share.” There were no cash flow hedges discontinued during the year because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period.

      The portfolio of interest rate swap contracts had the following composition.

Amount in SEK millions	2002	2003	2004	2005	2006	Later	Total

Interest received
Fixed interest rate	—	672	—	—	—	—	672
Floating interest rate	406	246	—	151	—	1,168	1,971

Total	406	918	—	151	—	1,168	2,643
Interest paid
Fixed interest rate	411	251	—	160	—	1,240	2,062
Floating interest rate	—	646	—	—	—	—	646

Total	411	897	—	160	—	1,240	2,708

Financing risk

      Telia’s borrowings usually have a longer maturity than duration (principal is fixed longer than interest rates). This allows the Group to obtain the desired interest rate risk without having to assume a high financing risk. The Group’s policy is that the average maturity of borrowings normally should exceed 2 years. In order to reduce financing risk, the Group aims to spread loan maturity dates over a longer period.

      Telia finances its operations chiefly by borrowing under its uncommitted open-market financing programs directly in Swedish and international money markets and capital markets. The Group also uses bilateral bank financing, which represented less than 25 percent of the Group’s total borrowing as of the balance sheet date. The open-market financing programs provide a cost-effective and flexible alternative to bank financing. Most of the open-market borrowing is at fixed interest rates, along with some floating rate notes.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity risk and credit risk

      The Telia Group usually has no great surplus liquidity. At year-end, however, cash settlement of a couple of major business deals towards the end of the year resulted in significant liquidity for the Group. When a surplus occurs, it is invested in short-term interest-bearing instruments with good credit ratings. The permitted exposure to each counterparty depends on the rating of that party.

      The Group employs derivatives in its financial management activities. Derivatives are primarily used to obtain the fixed interest rates desired on the loans within the portfolio and the risk profile desired in foreign exchange dealings.

      Telia accepts only creditworthy counterparties for financial transactions such as interest rate and foreign currency swaps and other transactions in derivatives. Telia requires each counterparty to have an approved rating and an International Swaps and Derivatives Association, Inc. (ISDA) agreement. The permitted exposure to each counterparty depends on the rating of that party.

      At year-end the aggregate exposure to counterparties in derivatives was SEK 1,004 million, calculated as a net claim on each counterparty. No investments were made in interest-bearing securities with maturities exceeding 1 month. The Group’s contingency liquidity is secured via substantial committed bank credit lines, which at year-end exceeded SEK 10,000 million and were not utilized.

      The credit risk with respect to Telia’s trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. A suitable credit rating is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behavior, and, if necessary, credit and business information derived from external sources. Bad debt expense in relation to consolidated net sales was 1.6 percent, 0.8 percent and 0.6 percent in 2001, 2000 and 1999, respectively.

Insurable risks

      All insurable risks in the Group are managed by the Group’s captive insurance company, which reinsures part of the total risk in the Nordic and international reinsurance markets. Insurance operations comprise property and liability insurance.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30.     Contingent Assets, Collateral Pledged and Contingent Liabilities

	December 31,

	1999	2000	2001

	(SEK in millions)
Contingent assets
Company funds held by SPP	541	—	—

Total	541	—	—
Collateral pledged
For derivative instruments:
Blocked funds in bank accounts	34	5	5
For deposits from customers:
Blocked funds in bank accounts	7	7	4
For long-term liabilities to credit institutions:
Real estate mortgages	2	—	—
Liens on assets	7	—	—
Shares in subsidiaries	—	—	82
Shares in associated companies	26	—	—

Total	76	12	91
Contingent liabilities
Credit and performance guarantees etc.	1,182	995	622
FPG/PRI	161	165	163
Other contingent liabilities	273	164	—

Total	1,616	1,324	785

      Some loan covenants agreed by the Group limit its scope for divesting or pledging certain assets. Most of the credit and performance guarantees for the years 2000 and 1999 concerned the associated company Tess S/A.

31.     Disputes

      Within the scope of day-to-day business activities, from time to time Telia is involved as a party to arbitration between operators under the auspices of the Swedish National Post and Telecom Agency (NPTA), or as a party to complaints dealt with by the competition authority and the Swedish Consumer Ombudsman (KO). At present, Telia has appealed certain NPTA decisions. These appeals include the Agency’s decision regarding cascade settlement and the Agency’s decision regarding interconnect charges for terminating traffic in Telia Mobile’s networks.

      Telia is also from time to time a party to court proceedings or other legal proceedings in Sweden and in other countries where the Group conducts day-to-day business activities. Telia currently is not aware of any court proceedings, summons, complaints, or other claims that, individually or together, would have a significant negative impact on the Group’s business activities, financial position, or earnings.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32.     Cash Flow Information

Financial items

      Interest received and interest paid for each year was as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Interest received	791	1,510	1,558
Interest paid	-628	-1,226	-2,060

Net position	163	284	-502

Income Taxes

      Taxes paid for the years 1999, 2000 and 2001, respectively, totaled SEK 1,441 million, SEK 2,700 million and SEK 631 million.

Acquisitions and divestitures

      The Telia Group is continually restructured through the acquisition and divestiture of subsidiaries and lines of business as well as associated companies and companies outside the Group. The market value of assets and liabilities assumed in subsidiaries and the total cash flow from acquisitions were broken down as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Intangible fixed assets	43	22,952	448
Tangible fixed assets	13	2,431	1,291
Accounts receivable, inventories etc.	33	1,231	87
Cash and cash equivalents	8	1,861	1
Provisions	—	-89	-106
Long-term liabilities	-13	-2,351	-698
Current liabilities	-55	-1,079	-427

Total purchase price	29	24,956	596
Less cash and cash equivalents in acquired group companies	-8	-1,861	-1

Cash flow from acquired group companies, net	21	23,095	595
Purchase price for other acquisitions	4,405	7,746	1,646

Cash flow from acquisitions	4,426	30,841	2,241

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The market value of assets and liabilities transferred in subsidiaries and the total cash flow from divestitures were broken down as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Intangible fixed assets	230	8,296	2,028
Tangible fixed assets	716	387	898
Accounts receivable, inventories etc.	90	2,396	2,870
Cash and cash equivalents	1	31	582
Provisions	—	—	-994
Long-term liabilities	—	-81	-1,740
Current liabilities	-46	-2,679	-2,416

Total sale price	991	8,350	1,228
Less cash and cash equivalents in divested group companies	-1	-31	-582
Repayment of loans in group companies divested	—	761	1,115

Cash flow from divested group companies, net	990	9,080	1,761
Sale price for other divestitures	3	245	13,870

Cash flow from divestitures	993	9,325	15,631

Non-cash transactions

Vehicles

      Telia leases vehicles through financial leasing, primarily from GE Capital. New acquisitions during the year entailed a non-cash investment of SEK 119 million.

Infrastructure/ capacity swaps

      Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. As of December 31, 2001, Telia had, through non-cash swapping, net received infrastructure and network capacity with a book value of SEK 334 million.

Eniro

      Until December 3, 2001, Eniro AB was an associated company to Telia. During the year Eniro acquired operations in Germany and Finland against payment in own shares. The resulting dilution of Telia’s ownership interest yielded a non-cash capital gain of SEK 486 million. On May 31, Eniro acquired Telia’s directory company Panorama Polska (see note “Related Party Transactions”). Of the total purchase price of SEK 1,173 million, Eniro paid SEK 216 million in cash and SEK 957 million through 8,197,400 newly issued shares that were subscribed by Telia.

Marakanda

      A non-cash capital infusion of SEK 62 million was made to the associated company Marakanda Marknadsplats AB through debt conversion.

Halebop

      The purchase price for the shares in Halebop AB and Halebop Norway AS was paid in the form of shares in Drutt Corp. The transaction resulted in a non-cash investment of SEK 26 million.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Infonet

      Options were converted to shares in the associated company Infonet Services Corp. during the year. The resulting dilution of Telia’s ownership interest yielded a non-cash capital gain of SEK 30 million.

AUCS

      Claims of SEK 301 million on the associated company AUCS Communications Services were converted to shares in the company during the year.

Wireless MainGate

      Options were converted to shares in the associated company Wireless MainGate AB during the year. The resulting dilution of Telia’s ownership interest yielded a non-cash capital gain of SEK 28 million.

WirelessCar

      An outside partner provided a capital infusion to the associated company WirelessCar Sweden AB during the year. The resulting dilution of Telia’s ownership interest yielded a non-cash capital gain of SEK 16 million. A non-cash capital infusion of SEK 10 million was provided through debt conversion.

Cash and cash equivalents

      Investments with maturities up to and including three months are combined with Cash and bank to produce the item Cash and cash equivalents, as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Investments	1,062	85	7,405
Cash and bank	513	1,352	1,518

Cash and cash equivalents	1,575	1,437	8,923

Other

      Gross investments by class of asset, changes in net interest-bearing liabilities and changes in operating capital and capital employed over the last six-year period are recorded below.

      Gross investments are broken down by business segments in note “Business Area Breakdown” and the regional distribution is described in note “Geographic Segment Breakdown.”

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Operating cash flow and non-cash transactions for the year are broken down by business segment as follows.

	January-December, 2001

	Operating cash	Non-cash transactions
	flow	(see above)

	(SEK in millions)
Telia Mobile	523	Vehicles, Halebop
Telia Internet Services	-1,861	Marakanda
Telia International Carrier	-6,407	Infrastructure/ capacity swaps
Telia Networks	3,503	Vehicles
Telia Equity	13,417	All other
Group-wide	4,873

Total	14,048

	January-December,

Gross investments by class of asset	1996	1997	1998	1999	2000	2001

	(SEK in millions)
Goodwill	740	50	223	335	22,893	448
Other intangible assets	317	233	248	373	509	1,316
Real estate properties	477	1,478	370	53	552	269
Machinery and equipment	7,510	7,926	7,045	7,275	15,519	16,128
Fixed networks	3,367	3,023	2,158	3,364	4,115	7,022
Mobile networks	1,188	1,360	1,273	1,166	1,411	2,124
Other machinery and equipment	2,955	3,543	3,614	2,745	9,993	6,982
Shares and participations	1,964	1,177	3,852	4,109	8,269	2,574
Total (Notes 33, 34)	11,008	10,864	11,738	12,145	47,742	20,735
of which CAPEX	8,304	9,637	7,663	7,701	16,580	17,713
of which Acquisitions	2,704	1,227	4,075	4,444	31,162	3,022

	December 31,

Change in net interest-bearing liability	1996	1997	1998	1999	2000	2001

	(SEK in millions)
Opening balance	12,065	13,534	14,609	6,767	7,527	20,235
Increase (+)/Decrease (-) in long-term loans	2,404	2,658	-591	2,632	11,753	4,317
Increase (+)/Decrease (-) in short-term loans	2,920	2,318	-669	-128	6,232	-9,235
Increase (-)/Decrease (+) in interest-bearing receivables	-426	-298	-2,258	-2,163	-5,803	4,101
Increase (-)/Decrease (+) in short-term investments	586	-345	315	-1,062	1,086	-7,424
Increase (-)/Decrease (+) in cash and bank	-371	-87	561	-32	-839	-166

Change in net borrowings	5,113	4,246	-2,642	-753	12,429	-8,407
Increase (+)/Decrease (-) in pension provisions	-3,644	-3,171	-5,200	1,513	279	-1,167
Change in net interest-bearing liability	1,469	1,075	-7,842	760	12,708	-9,574
Closing balance	13,534	14,609	6,767	7,527	20,235	10,661

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

Capital employed and operating capital	1996	1997	1998	1999	2000	2001

	(SEK in millions)
Fixed assets	47,399	49,471	49,198	53,487	91,340	94,914
Current assets	15,116	16,439	18,080	23,117	31,375	33,277
Non-interest-bearing liabilities	-13,901	-13,042	-16,436	-16,956	-21,014	-25,871
Non-interest-bearing provisions	-4,042	-5,329	-6,002	-7,242	-7,826	-10,749
Non-interest-bearing financing	-17,943	-18,371	-22,438	-24,198	-28,840	-36,620
Dividend (for 2001 as proposed by the Board)	-1,152	-1,210	-1,400	-1,470	-1,501	-600
Total capital employed	43,420	46,329	43,440	50,936	92,374	90,971
Shareholders’ equity	24,413	25,487	29,344	32,893	55,988	59,885
Less dividend (for 2001 as proposed by the Board)	-1,152	-1,210	-1,400	-1,470	-1,501	-600
Minority capital	218	306	210	210	320	204
Long-term interest-bearing liabilities	4,424	7,082	6,491	9,123	20,876	25,193
Current interest-bearing liabilities	5,413	7,731	7,062	6,934	13,166	3,931
Provisions for pensions	10,104	6,933	1,733	3,246	3,525	2,358
External financing	19,941	21,746	15,286	19,303	37,567	31,482
Total financing	43,420	46,329	43,440	50,936	92,374	90,971
Shares and participations in companies outside the Group	-1,081	-1,176	-800	-527	-634	-426
Interest-bearing accounts receivable and other interest-bearing assets	-5,326	-5,961	-7,719	-11,249	-16,698	-20,395
Operating capital (Notes 33, 34)	37,013	39,192	34,921	39,160	75,042	70,150

33.     Business Area Breakdown

      The Group’s operations are managed and reported primarily by business area. Business area consolidation is based on the same principles as that for the Group as a whole. Intersegment transfers are based on commercial terms.

      A number of organizational changes were carried out in 1999, 2000 and 2001, with operations shifted between the business areas. Comparative years have been restated in order to reflect current Group management and reporting.

      Telia Mobile is responsible for mobile networks and mobile services in the Nordic countries, the Baltic states and Russia.

      Telia Internet Services is responsible for Internet accesses and Internet services in Sweden and Denmark.

      Telia International Carrier is responsible for international carrier operations. During 2001 the book value of the business area was written down by SEK 3,027 million (see also note “Depreciation, Amortization, and Write-downs”).

      Telia Networks is responsible for fixed network operations in Sweden, Denmark, Poland and the Baltic states.

      Telia Equity is responsible for the Group’s stakes and interests outside of the core businesses. The operations in the business area are being gradually divested through sales or partial divestiture.

      Group-wide includes corporate staff, and Group-wide support units and initiatives (programs). This also includes eliminations of intersegment transfers and similar items.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Besides net sales and operating income, principal segment control and reporting concepts are underlying EBITDA and operating capital, respectively (see note “Definitions”). No income statement items below operating income have been allocated to reportable segments.

      The last table below also shows outcomes for core operations, meaning the Group excluding the Equity business area. However, core operations is not a control and reporting concept.

January-December, 1999 or December 31, 1999 (restated)

		Internet	International			Group
	Mobile	Services	Carrier	Networks	Equity	wide	Group

	(SEK in millions)
Net sales	11,004	2,489	3,701	40,368	18,892	-24,333	52,121
External net sales	8,927	2,018	2,374	31,704	6,966	132	52,121
Underlying EBITDA	3,537	-561	634	11,404	1,557	-2,512	14,059
Depreciation, amortization and write-downs	-1,184	-189	-134	-4,990	-965	-190	-7,652
Items not reflecting the underlying business operations	10	-3	0	-673	-44	-474	-1,184
Income from associated companies	119	0	0	100	503	1	723
Operating income	2,482	-753	500	5,841	1,051	-3,175	5,946
Operating capital	5,452	387	664	31,251	7,815	-6,409	39,160
of which Segment assets	6,215	776	1,117	41,091	13,441	2,188	64,828
of which Segment liabilities	-763	-389	-453	-9,840	-5,626	-8,597	-25,668
Equity participation in associates	1,026	0	22	4,212	4,917	0	10,177
Investments	1,628	210	1,324	4,483	4,438	62	12,145
of which CAPEX	1,591	119	1,277	3,780	872	62	7,701
Number of employees	2,818	845	294	9,457	16,289	940	30,643

January-December, 2000 or December 31, 2000 (restated)

		Internet	International			Group
	Mobile	Services	Carrier	Networks	Equity	wide	Group

	(SEK in millions)
Net sales	14,557	2,793	4,068	39,205	18,932	-25,491	54,064
External net sales	12,365	2,501	2,966	29,963	6,057	212	54,064
Underlying EBITDA	3,396	-1,201	-423	11,404	1,535	-1,624	13,087
Depreciation, amortization and write-downs	-1,961	-191	-199	-4,790	-960	-121	-8,222
Items not reflecting the underlying business operations	20	106	1	1,341	6,211	659	8,338
Income from associated companies	166	-21	-20	-1,309	-13	0	-1,197
Operating income	1,621	-1,307	-641	6,646	6,773	-1,086	12,006
Operating capital	32,550	1,157	6,696	30,346	9,391	-5,098	75,042
of which Segment assets	37,107	2,321	11,263	39,902	16,152	-1,362	105,383
of which Segment liabilities	-4,557	-1,164	-4,567	-9,556	-6,761	-3,736	-30,341
Equity participation in associates	2,018	4	3	5,453	5,820	0	13,298
Investments	25,894	985	6,328	7,396	6,940	199	47,742
of which CAPEX	2,240	912	6,200	5,171	2,200	-143	16,580
Number of employees	3,929	1,132	611	9,090	14,281	825	29,868

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January-December, 2001 or December 31, 2001

		Internet	International			Group
	Mobile	Services	Carrier	Networks	Equity	wide	Group

	(SEK in millions)
Net sales	18,106	3,305	4,636	35,684	10,676	-15,211	57,196
External net sales	16,407	3,288	3,549	30,716	3,068	168	57,196
Underlying EBITDA	4,812	-970	-1,562	11,603	258	-1,226	12,915
Depreciation, amortization and write-downs	-3,375	-606	-3,594	-5,432	-881	-87	-13,975
Items not reflecting the underlying business operations	-49	-28	-1	-71	-209	742	384
Income from associated companies	361	-45	-6	-2,363	8,239	-50	6,136
Operating income	1,749	-1,649	-5,163	3,737	7,407	-621	5,460
Operating capital	36,451	1,401	8,755	30,843	184	-7,484	70,150
of which Segment assets	41,554	2,810	14,726	40,555	7,468	257	107,370
of which Segment liabilities	-5,103	-1,409	-5,971	-9,712	-7,284	-7,741	-37,220
Equity participation in associates	3,061	22	0	3,488	3,356	0	9,927
Investments	4,961	903	5,060	7,147	2,721	-57	20,735
of which CAPEX	4,323	836	5,037	6,785	788	-56	17,713
Number of employees	4,052	1,369	777	8,671	1,576	704	17,149

Core Operations

			Depr.,	Items not				of	of
			amort. &	reflecting	Income	Oper-	Oper-	which	which	Equity	Invest-	Investments
		Underlying	write-	underl.	from	ating	ating	segm.	segm.	particip.	ments	of which	No. of
	Net sales	EBITDA	downs	bus. op.	assoc.	income	capital	assets	liabil.	in assoc.	total	CAPEX	employees

	(SEK in millions)
1999 (restated)	45,155	12,502	-6,687	-1,140	220	4,895	31,345	51,387	-20,042	5,260	7,707	6,829	14,354
2000 (restated)	48,007	11,552	-7,262	2,127	-1,184	5,233	65,651	89,231	-23,580	7,478	40,802	14,380	15,587
2001	54,128	12,657	-13,094	593	-2,103	-1,947	69,966	99,902	-29,936	6,571	18,014	16,925	15,573

34.     Geographic Segment Breakdown

      The Group’s operations are managed and reported secondarily by geographic market. Consolidation by country is based on the same principles as for the Group as a whole.

      Other Nordic countries are Denmark, Finland and Norway. The Baltic region is Estonia, Latvia, Lithuania, Poland and northwestern Russia.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January-December, 1999 or December 31, 1999

		Other Nordic	Baltic	Rest of	Rest of
	Sweden	countries	region	Europe	world	Group

	(SEK in millions)
External net sales	46,760	3,665	164	874	658	52,121
Depreciation, amortization and write-downs	-6,864	-609	-14	-57	-108	-7,652
Income from associated companies	365	-17	-180	1,930	-1,375	723
Operating income	6,957	-1,560	-73	1,988	-1,366	5,946
Operating capital	23,569	3,727	4,089	4,694	3,081	39,160
of which Segment assets	46,706	5,671	4,150	4,979	3,322	64,828
of which Segment liabilities	-23,137	-1,944	-61	-285	-241	-25,668
Equity participation in associated companies	131	58	3,982	4,110	1,896	10,177
Investments	6,115	1,133	783	670	3,444	12,145
of which CAPEX	5,662	1,103	60	629	247	7,701
Number of employees	25,837	2,755	677	559	815	30,643

January-December, 2000 or December 31, 2000

		Other Nordic	Baltic	Rest of	Rest of
	Sweden	countries	region	Europe	world	Group

	(SEK in millions)
External net sales	46,469	5,094	137	1,292	1,072	54,064
Depreciation, amortization and write-downs	-6,581	-1,312	-19	-107	-203	-8,222
Income from associated companies	219	-9	-206	513	-1,714	-1,197
Operating income	14,274	-256	-160	-50	-1,802	12,006
Operating capital	26,287	30,739	7,103	4,741	6,172	75,042
of which Segment assets	50,620	33,676	7,121	7,392	6,574	105,383
of which Segment liabilities	-24,333	-2,937	-18	-2,651	-402	-30,341
Equity participation in associated companies	718	32	6,988	1,112	4,448	13,298
Investments	10,578	25,527	2,865	3,602	5,170	47,742
of which CAPEX	9,714	2,573	65	3,420	808	16,580
Number of employees	24,905	3,754	173	408	628	29,868

January-December, 2001 or December 31, 2001

		Other Nordic	Baltic	Rest of	Rest of
	Sweden	countries	region	Europe	world	Group

	(SEK in millions)
External net sales	46,348	8,113	133	1,667	935	57,196
Depreciation, amortization and write-downs	-7,975	-2,788	-23	-2,920	-269	-13,975
Income from associated companies	5,497	-22	-1,923	-246	2,830	6,136
Operating income	12,403	-2,483	-1,967	-4,474	1,981	5,460
Operating capital	24,218	34,289	5,623	5,647	373	70,150
of which Segment assets	48,862	39,549	5,807	8,919	4,233	107,370
of which Segment liabilities	-24,644	-5,260	-184	-3,272	-3,860	-37,220
Equity participation in associated companies	557	-3	5,508	1,568	2,297	9,927
Investments	10,122	5,136	1,271	3,661	545	20,735
of which CAPEX	8,668	4,752	83	3,611	599	17,713
Number of employees	13,365	2,739	196	352	497	17,149

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

35.     Human Resources

Employees, salaries, and social security expenses

      The streamlining of the Group’s operations resulted in a substantial cut in the number of employees. At year-end, the Group had 17,149 (29,868) employees. The breakdown by business segment is presented in note “Business Area Breakdown.” The number of employees in Sweden decreased by 11,540. Outside Sweden, the number of employees decreased by 1,179, of which 1,015 were in other Nordic countries and 164 in extra-Nordic markets (see also note “Geographic Segment Breakdown”).

      Adjusted for operations acquired and divested, the number of employees increased by 64, while the number of employees in Sweden decreased by 117.

      The average number of full-time employees was as follows.

	January-December,

	1999		2000		2001

		of		of		of
		which		which		which
	Total	men	Total	men	Total	men

Sweden	25,414	15,817	25,383	15,776	20,922	13,111
Denmark	1,273	755	1,586	954	1,369	883
Finland	662	401	999	598	775	443
Norway	460	262	477	252	736	478
Estonia	209	73	162	79	—	—
Latvia	210	124	207	138	77	47
Lithuania	199	100	172	100	40	33
Russia	172	69	263	136	72	51
Belarus	95	30	80	26	—	—
Ukraine	79	36	76	37	—	—
United Kingdom	134	84	182	107	211	128
Germany	5	3	35	27	73	56
Ireland	53	50	33	30	15	13
United States	20	15	89	68	134	95
Brazil	45	36	10	9	—	—
Sri Lanka	343	283	365	301	382	315
Rest of world	173	140	188	148	173	130

Total	29,546	18,278	30,307	18,786	24,979	15,783

      The Swedish operations were conducted virtually throughout the country, and operations overseas in 40, 39 and 28 countries during the years 1999, 2000 and 2001, respectively.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Salaries and other remuneration, along with social security expenses, were as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Salaries and other remuneration	9,184	9,543	8,852
Social security expenses
Employer’s social security contributions	2,895	3,055	2,614
Pension expenses	599	429	555
Contractual pensions for early retirement	452	472	58

Total	3,946	3,956	3,227

Total	13,130	13,499	12,079

      Pension costs for the category Board of Directors and CEO totaled SEK 23 million, SEK 49 million and SEK 43 million for the years 1999, 2000 and 2001, respectively.

      Salaries and other remuneration were divided between corporate officers and other employees as follows.

	January-December,

	1999		2000		2001

	Board and		Board and		Board and
	CEO (of which	Other	CEO (of which	Other	CEO (of which	Other
	bonuses etc.)	employees	bonuses etc.)	employees	bonuses etc.)	employees

	(SEK in millions)
Sweden	71(10)	7,949	96(14)	8,048	68(9)	7,010
Denmark	8(2)	533	15(1)	587	14(1)	621
Finland	7(1)	174	5(0)	223	3(1)	251
Norway	2(0)	176	4(0)	215	6(1)	383
Estonia	1(0)	10	1(0)	4	—	—
Latvia	1(0)	11	1(0)	12	0(0)	10
Lithuania	1(1)	26	1(0)	22	0(0)	5
Russia	0(0)	5	2(0)	8	1(0)	6
Belarus	0(0)	2	0(0)	2	—	—
Ukraine	0(0)	0	0(0)	0	—	—
United Kingdom	3(0)	57	3(0)	76	4(1)	118
Germany	1(0)	2	2(0)	20	4(0)	44
Ireland	—	20	—	14	—	9
United States	2(1)	17	5(1)	67	13(0)	131
Brazil	0(-)	24	—	0	—	—
Sri Lanka	2(-)	23	2(-)	24	2(0)	27
Rest of world	2(2)	54	8(1)	76	6(1)	116

Total	101(17)	9,083	145(17)	9,398	121(14)	8,731

Remuneration to corporate officers

      In accordance with the Annual General Meeting’s decision on fees to the elected members of the Board, a total of SEK 1,634,453 has been disbursed. The fee to the Chair of the Board was SEK 500,000 and to individual members SEK 200,000. A total of SEK 99,400 was paid to the employee representatives for the time up to the Annual General Meeting. No additional fees have been paid to these employees by virtue of their service on the Board.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Marianne Nivert, President and CEO, during 2001 received SEK 4,704,534 in salary and other benefits and SEK 750,000 in bonuses attributable to fiscal 2000. Nivert is entitled to a pension under the ITP scheme at the retirement age of 60 as well as a supplementary pension before age 65, bringing the aggregate pension up to 70 percent of her pensionable salary. From the age of 65, pension benefits will be paid under the ITP scheme as well as a supplementary pension for the portion of the President’s salary that exceeds 20 “basic amounts” (base figure for Swedish social security).

      Group executive management, top management of the business areas and certain key personnel receive a performance-based bonus in addition to salary, based on the Group’s earnings and/or those of the individual’s own field of activity and, for 2001, a bonus related to the price behavior of Telia stock. The variable portions of the bonuses are capped at amounts in the range of 20-55 percent of the fixed salary, depending on the position. The share-related portions of the bonus for 2001 are expected to total SEK 30 million.

      Forty-five senior managers are, in the event that the company cancels their employment contracts, entitled to severance pay corresponding to monthly salary for 12 months. Thirty-three are entitled to early retirement pensions, in which case the aggregate retirement pension is equal to 70 percent of the pensionable salary before age 65.

Employee Stock Option Program (ESOP)

      The 2001 Annual General Meeting voted in favor of establishing an employee stock option program involving issue of debt instruments with option rights to subscribe to shares in Telia AB. The employee stock options were allotted free of charge and all employees affected will be given 1,000 options.

      The program covers a total of no more than 21,000,000 options that entitle the holder to acquire an equal number of shares in Telia AB. Option holders may exercise their options no earlier than May 31, 2003 and no later than May 31, 2005. Furthermore, a maximum of 6,500,000 options may be transferred to the market in order to counteract the effect of payroll overhead incurred by the options program.

      If fully exercised, the ESOP will entail an increase in share capital of no more than SEK 88 million, equal to a 0.9 percent increase in the number of shares. The exercise price has been set at SEK 69. The terms of the ESOP may be recalculated as a consequence of share issues, etc.

      Telia does not record an expense with respect to the ESOP.

Profit-sharing system

      The subsidiary Telia Finans AB made provisions totaling SEK 4 million, SEK 3 million and SEK 1 million for costs of employee profit-sharing for the years 1999, 2000 and 2001, respectively.

36.     Auditors’ Fees

      The following remuneration was paid to auditors and accounting firms for audits and other reviews based on applicable legislation and for advice and other assistance resulting from observations in the reviews.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Remuneration was also paid for independent advice in the fields of Tax/Law, Corporate Finance, and Management Consulting as well as other consulting services.

	January-December,

	1999	2000	2001

	(SEK in millions)
Ernst & Young AB
Audits	21	23	25
Independent advice	54	44	30

Total	75	67	55
Swedish National Audit Office
Audits	0	0	0

Total	0	0	0
Other accounting firms
Audits	0	1	0
Independent advice	8	5	8

Total	8	6	8

Total	83	73	63

      The tasks were performed for significant Group units inside and outside Sweden. Audit services were performed by auditors and accounting firms appointed by the Group units. Independent advice was provided by companies closely associated with selected accounting firms.

37.     Value Added (unaudited)

      Value added is a measure of the Telia Group’s productive efforts, in other words the increase in value achieved by business activities. Value added consists of the Group’s net sales less the cost of purchased goods and services.

      Value added is divided among the Group’s stakeholders: the employees, creditors, the Swedish state, and the shareholders. The remainder is retained in the Group to cover the cost of wear and tear on machinery, equipment, and installations (depreciation) and to enable further expansion of the business.

      The Group also serves as a collector of value-added tax, the indirect tax levied on the value added by the Group. To provide a comprehensive view of the Group’s contribution to the state, a measure of value added adjusted for such tax effects is also presented.

	January-December,

	1999	2000	2001

	Total	Total	Total		SEK in
	in SEK	in SEK	in SEK	Total	thousands/
	millions	millions	millions	%	employee

Net sales	52,121	54,064	57,196	100	2,290
Cost of purchased goods and services	-26,775	-28,843	-33,130
Other revenues and expenses, net	-674	8,703	560

Total goods and services	-27,449	-20,140	32,570	-57	-1,304

Value added	24,672	33,924	24,626	43	986
Value-added tax collected	13,749	14,172	14,953
Value-added tax paid	-6,873	-7,758	-8,830

Adjusted value added	31,548	40,338	30,749		1,231

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Value added was distributed among the Group’s stakeholders as follows.

	January-December,

	1999	2000	2001

	Total	Total	Total		SEK in
	in SEK	in SEK	in SEK	Total	thousands/
	millions	millions	millions	%	employee

To employees
Total salaries and wages	9,184	9,543	8,852	36	354
Employer’s social security contributions	2,895	3,055	2,614	11	105
Less: capitalized salaries and employer’s social security contributions	-282	-99	-139	-1	-6

Total	11,797	12,499	11,327	46	453
To creditors
Interest etc.	541	911	1,110	5	44
To the state
Income taxes	1,754	1,447	2,917	12	117
To shareholders
Dividend (for 2001 as proposed by the Board)	1,470	1,501	600	2	24
Retained by the Group
Depreciation and amortization	7,652	8,222	13,975	57	559
Other	1,458	9,344	-5,303	-22	-212

Total	9,110	17,566	8,672	35	347

Value added	24,672	33,924	24,626	100	986
Value-added tax recorded	6,876	6,414	6,123

Adjusted value added	31,548	40,338	30,749		1,231

      Dividends to shareholders equaled 5.9 percent in 1999, 4.4 percent in 2000 and 2.4 percent of value added in 2001. Dividends to shareholders also equaled 12.5 percent of the Group’s total salaries and employer’s social security contributions in 1999, 12.0 percent in 2000 and 5.3 percent in 2001.

38.     Swedish GAAP

Differences in principles

      Telia’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS). IAS differ in certain respects from Swedish law and accounting practices, primarily with respect to the reporting of financial instruments and the computation of pension liability and pension expense.

Financial instruments

      Swedish law differs from IAS mainly with regard to accounting for unrealized value changes in derivatives and publicly quoted securities and accounting for liabilities hedged against changes in fair value (see note “Financial Instruments and Financial Risk Management”). The Swedish Annual Accounts Act (ARL) stipulates valuation at the lower of acquisition cost or fair value.

Pensions

      When computing pension liability, IAS states, in contrast to Swedish practice, that assumptions shall be made concerning expected pay increases, inflation, the discount rate, employee turnover, and expected return on pension plan assets. Effects of changed assumptions and/or outcome other than the expected are recognized in the income statement in accordance with Swedish regulations. In accordance with IAS, such

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

items are recognized only when the value goes outside a “corridor” equal to 10 percent of the greater of either pension obligations or the market value of plan assets, and then over the remaining employment period.

      If Swedish practice is applied, subsidiaries with recorded pension commitments are assigned a Group value that differs from that recorded in Telia’s consolidated financial statements. The assessed capital gain is adjusted upon divestiture of such subsidiary.

Income taxes

      Deferred tax benefits and liabilities are calculated for all differences between IAS and Swedish GAAP, when applicable.

Translation into Swedish GAAP

      Application of Swedish GAAP has the following effects on consolidated net income and shareholders’ equity.

	January-December,

	1999	2000	2001

	(SEK in millions)
Net income under IAS	4,222	10,278	1,869
Financial instruments	—	—	-43
Pensions	996	293	-1,088
Deferred tax	-279	-82	317

Net income under Swedish GAAP	4,939	10,489	1,055

	December 31,

	1999	2000	2001

	(SEK in millions)
Shareholders’ equity under IAS	32,893	55,988	59,885
Financial instruments	—	—	126
Pensions	941	1,233	145
Deferred tax	-264	-345	-76
Shareholders’ equity under Swedish GAAP	33,570	56,876	60,080

      The adjustments would have changed certain items in the Group income statement and balance sheet. The table shows summary income statements and balance sheets after the application of Swedish GAAP.

	January-December,

	1999	2000	2001

	(SEK in millions,
	except per share data)
Income statements under Swedish GAAP
Net sales	52,121	54,064	57,196
Operating income	7,027	12,391	4,445
Income after financial items	6,976	12,010	3,677
Taxes	-2,033	-1,529	-2,600
Minority interests	-4	8	-22
Net income	4,939	10,489	1,055
Earnings per share (SEK)	1.73	3.58	0.35

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	1999	2000	2001

	(SEK in millions)
Balance sheets under Swedish GAAP
Fixed assets	53,237	90,994	94,811
Current assets	23,167	31,375	33,264
Total assets	76,404	122,369	128,075
Shareholders’ equity	33,570	56,876	60,080
Minority interests	210	320	204
Provisions	9,611	10,117	12,934
Long-term liabilities	9,285	21,905	28,118
Current liabilities	23,728	33,151	26,739
Total equity and liabilities	76,404	122,369	128,075

Accounting for pensions under Swedish GAAP

      Swedish Group units report the actuarial value of all commitments based on current contracts under Provisions for Pensions and Employment Contracts.

      The parent company and most subsidiaries use the ITP-Tele plan, while other companies use other individual supplementary retirement benefits (ITP) plans. The majority of companies make their own pension provisions.

      Pension obligations are calculated annually, on the balance sheet date. Actuarial principles set by the FPG/PRI system and the Swedish Financial Supervisory Authority are used to calculate the value of commitments made.

      Provisions for certain commitments, chiefly the contractual right to retire at age 55, 60, or 63 for certain categories of personnel, constitute taxed reserves. The fund was analyzed at the end of 2000 to determine future utilization, and it was determined that the utilization ratio will decline. This adjusted assessment and the divestment of operations have had an impact on the size of the reserves.

      After application of Swedish standards to Swedish Group units, the Group’s pension liability was distributed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
FPG/PRI pensions	8,290	8,632	8,143
Other pension commitments	6,871	6,703	6,033
Taxed reserves for employment contracts	1,879	1,265	1,295

Total commitments	17,040	16,600	15,471
Less pension fund capital	-14,685	-14,309	-13,035

Book value	2,355	2,291	2,436

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The pension expense (including pension premiums) recorded by Swedish Group units, taking into account the yield on pension fund, was as follows.

	January-December,

	1999	2000	2001

	(SEK in millions)
Contractual pension obligations
Current service cost	577	777	855
Pension-related social charges	38	180	253

Total	615	957	1,108
Non-recurring items
Contractual pensions for early retirement	347	416	44
Premiums	17	15	3
Pension-related social charges	88	41	11
Changed estimates	—	-670	—

Total	452	-198	58
Interest expense on principal
— recorded as a financial cost	85	92	84
— recorded in operating income	535	519	499

Total	620	611	583
Effect on income of change in fund assets	-1,486	-788	28

Net pension expense	201	582	1,777

      Surplus capital in the assets in the pension fund has changed as follows.

	December 31,

	1999	2000	2001

	(SEK in millions)
Surplus capital, opening balance	1,537	1,968	1,025
Change in value during the year	1,917	-155	-624
Items that affect earnings
— change in recorded pension liability	119	212	530
— compensation from fund	-1,605	-1,000	-502

Total	-1,486	-788	28

Surplus capital, closing balance	1,968	1,025	429

      Totals for secured commitments, surplus capital, provisions made, and compensation are provided in the table below.

	December 31,

	1999	2000	2001

	(SEK in millions)
Secured commitments (principal)	15,100	15,153	13,928
Surplus capital in fund	1,968	1,025	429
Compensation from fund	1,605	1,000	502

      1999 and 2000 are restated after the merger of the two funds (see the introduction to note “Provisions for Pensions and Employment Contracts”).

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

39.     U.S. GAAP

Differences in principles

      Telia’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS), which differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP). Application of U.S. GAAP would have affected shareholders’ equity as of December 31, 1999, 2000 and 2001 and net income for each of the years in the three-year period ended December 31, 2001. The material differences between IAS and U.S. GAAP as related to Telia are discussed below.

Revenue recognition

      The SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (SAB 101) addresses revenue recognition under U.S. GAAP. Under this guidance, revenue earned from access, connection and similar fees should be recognized over the estimated life of the customer relationship. Also, SAB 101 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognize these costs over the life of the customer relationship. Under IAS, Telia recognizes this revenue and related costs when the services are provided and the related costs are incurred.

      Under U.S. GAAP, Telia has adjusted revenues to reflect the deferral of revenues and subsequent amortization over the estimated customer life of 7 years. Telia has elected not to defer any associated costs and expensed them as incurred, as permitted under U.S. GAAP.

Impairment charge

      At the end of 2001, Telia recorded an impairment charge under IAS relating to the impairment of its business area, Telia International Carrier. The business area was written down to its realizable value as determined by discounting the expected future cashflows. Under U.S. GAAP, the test for impairment uses the asset’s recoverable amount as determined using expected future undiscounted cashflows whereas under IAS the recoverability test uses discounted cashflows. The recoverable amount based on expected future undiscounted cash flows exceeded the carrying value and, hence, no impairment should be recorded under U.S. GAAP. Therefore, the impairment charge and the related valuation allowance for deferred tax (SEK 732 million) under IAS was reversed.

Sale and leaseback

      In 1998, Telia sold its real estate business to external buyers, while Telia group companies stayed on as tenants. The profit from the divestiture was recognized as revenue in its entirety, under IAS, because the rental contracts are considered operating leases and the real estate was sold at market value. In 2001, two properties were divested on similar terms.

      U.S. GAAP has other requirements for recording earnings and in this case would not allow the immediate recognition of the entire surplus generated by the divestiture. The Telia group has retained more than an insignificant part but less than substantially all use of the real estate properties. If U.S. GAAP were applied during the period 1998-2012 and the period 2001-2013, that portion of the profit that exceeds the present discounted value of future gross rental payments at the time of divestiture would be recognized as revenue in proportion to the gross rental payments.

      Besides the leases, which extend 3-15 years depending on the type of property, no commitments or other circumstances exist that entail or are contingent on any future commitment to the real estate properties divested on the part of the Telia group.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Alecta/SPP funds

      In 2000, Alecta (formerly SPP), a Swedish insurance company, announced a refund of pension premiums paid. Part of the refund was repaid in cash and the remaining balance could be applied against future premiums, be paid in cash over several years, or be paid in a lump sum. IAS recognizes the entire refund, discounted, as revenue and with a corresponding receivable from Alecta. Under U.S. GAAP, only actual cash receipts can be recognized as revenue.

Share of earnings in associated companies

      Telia’s share of net income of its associated companies is determined using the equity method and is based on the net income of the investees prepared in accordance with IAS. This reconciliation item reflects adjustments for the differences between IAS and U.S. GAAP relating to the associates.

Financing of associated companies

      Telia, under IAS, records interest costs arising from financing of associated companies in its operations as incurred. U.S. GAAP requires that interest costs be capitalized to the extent that such costs relate to an associated company while the associated company has activities in progress necessary to commence its planned principal activities as prescribed by FASB Statement No. 34 “Capitalization of Interest Costs.”

Goodwill

      Under IAS, Telia amortizes goodwill. Under U.S. GAAP, however, the goodwill arising from acquisitions made after June 30, 2001 is not amortized.

Available-for-sale financial instruments

      In accordance with IAS, shares and participations are valued through 2000 at acquisition cost, or at a written down price if a decline in value is regarded as permanent. Under U.S. GAAP, publicly quoted shares and participations as well as bonds and other instruments regarded as available for sale are valued at fair value (marked to market). Changes in value are recorded as a separate item in equity and do not affect net income. Conformity between IAS and U.S. GAAP has been achieved in this respect by the application of IAS 39 “Financial Instruments: Recognition and Measurement” (revised 2000) (IAS 39) effective January 1, 2001.

Changes in accounting principles

      FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (FAS 133) was effective January 1, 2001. FAS 133 requires that all derivatives be measured at fair value and recognized as either assets or liabilities on the balance sheet. Changes in the fair value of derivative instruments not used as hedges will be recognized in earnings immediately. Changes in the fair value of derivative instruments used effectively as hedges will be recognized either in earnings for hedges of changes in fair value or in Other Comprehensive Income for hedges of changes in cash flows. The effective portion of a derivative’s change in fair value will be immediately recognized in earnings. Under FAS 133, a foreign exchange risk hedge on firm commitments can either be recorded as a fair value hedge or as a cash flow hedge. Telia records these hedges as cash flow hedges.

      The transitional rules in IAS 39 and FAS 133 differ somewhat from each other. Under IAS, Telia recorded the changes in accounting principles as adjustments to the opening balance of shareholders’ equity. Under U.S. GAAP adjusting entries are, in certain cases, recorded in earnings (FAS 133, paragraph 52).

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock based compensation

      Under IAS, Telia does not record an expense with respect to its employee stock option program, implemented in 2001. Under U.S. GAAP, the compensatory effects of stock options are measured and recognized in the financial statements as an expense. Telia accounts for stock option grants under U.S. GAAP in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and recognizes the intrinsic value as stock-based compensation expense. For the year ended December 31, 2001, Telia recognized SEK 0.

Income taxes

      Deferred tax benefits and liabilities are calculated for all differences between IAS and U.S. GAAP, when applicable.

Translation into U.S. GAAP

      Application of U.S. GAAP has the following effects on consolidated net income and shareholders’ equity.

	January-December,

	1999	2000	2001

	(SEK in millions)
Net income under IAS	4,222	10,278	1,869
Revenue recognition	-197	-215	-239
Impairment charge	—	—	3,027
Sale and leaseback	217	217	-274
Alecta/SPP funds	—	-387	138
Share of earnings in associated companies	-16	-7	29
Financing associated companies	-3	-3	-15
Goodwill	—	—	2
Changes in accounting principles	—	—	4
Deferred tax	-5	108	-7
Net income under U.S. GAAP	4,218	9,991	4,534

	December 31,

	1999	2000	2001

	(SEK in millions)
Shareholders’ equity under IAS	32,893	55,988	59,885
Revenue recognition	-3,502	-3,717	-3,956
Impairment charge	—	—	3,027
Sale and leaseback	-1,588	-1,371	-1,645
Alecta/SPP funds	—	-387	-249
Share of earnings in associated companies	-22	-29	—
Financing associated companies	21	18	3
Goodwill	—	—	2
Available-for-sale financial instruments	-75	-223	—
Deferred tax	1,441	1,591	1,522
Shareholders’ equity under U.S. GAAP	29,168	51,870	58,589

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The adjustments would have changed certain items in the consolidated income statements and balance sheets. The table shows summary income statements and balance sheets after the application of U.S. GAAP.

	January-December,

	1999	2000	2001

	(SEK in millions, except per share
	data)
Income statements under U.S. GAAP
Net sales	51,924	53,849	56,957
Income from associated companies	704	-1,207	6,147
Operating income	5,947	11,611	8,124
Income after financial items	5,981	11,322	7,481
Income taxes	-1,759	-1,339	-2,925
Minority interests	-4	8	-22
Net income	4,218	9,991	4,534
Basic and diluted earnings per share (SEK)	1.48	3.41	1.51

	December 31,

	1999	2000	2001

	(SEK in millions)
Balance sheets under U.S. GAAP
Fixed assets	54,857	92,469	99,236
Current assets	23,117	31,220	33,259
Total assets	77,974	123,689	132,495
Shareholders’ equity	29,168	51,870	58,589
Minority interests	210	320	204
Provisions	10,494	11,357	13,107
Long-term loans	9,123	20,876	25,193
Short-term loans	6,934	13,166	3,931
Long-term liabilities	2,964	4,003	6,262
Current liabilities	19,081	22,097	25,209
Total equity and liabilities	77,974	123,689	132,495

Comprehensive income

      The accounts should comply with FASB Statement No. 130 “Reporting Comprehensive Income” to take into account the concept of comprehensive income. This concept includes net income for the year and items charged directly to equity originating from non-owner sources.

	January-December,

	1999	2000	2001

	(SEK in millions)
Net income under U.S. GAAP	4,218	9,991	4,534
Derivatives at fair value: Application of FAS 133	—	—	-182
Change during the year	—	—	114
Unrealized gains/ losses on securities available for sale	53	-107	143
Translation of foreign operations	114	1,821	3,785
Other items	613	-53	-155
Other comprehensive income	780	1,661	3,705

Comprehensive income	4,998	11,652	8,239

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee Stock Option Program

      The Employee Stock Option Program was proposed by the Board of Directors and approved at the 2001 Annual General Meeting. The employee stock options were allocated free of charge and each employee received 1,000 options. Options granted under the stock option program are exercisable at 115 percent of the 5-day market price average at the date of grant and, subject to termination of employment, expire four years from the date of grant, are not transferable other than on death, and are exercisable after two years from the date of grant. 21,000,000 stock options have been reserved for issuance under the stock option program.

      Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, and has been determined as if Telia had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001 of a risk-free interest rate of 4.24 percent; dividend yield of 0 percent; volatility factors of the expected market price of Telia’s common stock of 47.3; and a weighted-average expected life of the option of 3 years.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Telia’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. Telia’s pro forma information follows:

2001

(SEK in
millions)
Pro forma net income under U.S. GAAP	4,443
Pro forma basic and diluted earnings per share (SEK)	1.48

      A summary of Telia’s stock option activity, and related information for the year ended December 31 follows:

	2001

	Number of	Weighted average
	options	exercise price (SEK)

Outstanding at the beginning of the year	—	—
Granted	16,200,000	69
Exercised	—	—
Forfeited	900,000	69
Outstanding at the end of the year	15,300,000	69
Exercisable at the end of the year	—	—
Weighted-average fair value of options granted during the year (SEK)	69

      The exercise price for options outstanding as of December 31, 2001 was SEK 69. The weighted-average remaining contractual life of those options is 3.33 years.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restructuring costs

      For the year ended December 31, 2001, Telia recorded restructuring costs totaling SEK 524 million, primarily associated with Management’s plan to cease its satellite-related activities. The plan involved the termination of employees, evaluating the usefulness of satellite station equipment, terminating contractual commitments and incurring legal, accounting and similar fees which Management expects to be substantially completed within a period of 12 months, although the termination of one satellite capacity contract could conclude in 2004.

      The plan affects 48 employees who will cease their services during 2002 and were still employed by Telia at year-end. These employees include operating and product development personnel and corporate staff.

      Upon evaluation of the satellite equipment, Telia’s decision to no longer pursue its satellite activities resulted in the equipment having no further economic use and it was written off. Termination of various satellite capacity contracts resulted in triggering penalty payments.

      The material elements of satellite restructuring costs include:

2001

(SEK in millions)
Workforce reduction	39
Contractual commitments	357
Site restoration, customer compensation, legal, accounting, and other fees	59
Satellite station equipment write-off	45

Total charges	500

      Each of these elements would result in future cash outflows except for the satellite equipment write-off, which is non-cash in nature.

      For the year ended December 31, 2000, restructuring costs totalled SEK 210 million related to the implementation of Management’s plan to re-align a portion of Telia’s business strategy within 12 months which resulted in certain equipment being written-off or depreciation accelerated due to economic obsolescence. This item was non-cash in nature.

      As at December 31, 1999, Note 7 Operating Costs — Administration includes SEK 722 million of costs that would be classified as Employee Termination Benefits under US GAAP. These costs relate to a 4-year employee-downsizing plan, which Management approved in the end of 1995. This plan involved a total of 6,547 employees of which 674 were still employed at January 1, 1999 and nil at December 31, 1999. The plan affected employees in each of Telia’s business segments and the costs incurred included re-training, severance pays and early-retirement costs. All these costs had been paid out in cash by 1999.

Recently issued accounting pronouncements

FAS 141

      In June 2001, FASB Statement No. 141 “Business Combinations” (FAS 141) was issued. FAS 141 addresses financial accounting and reporting for business combinations and it requires business combinations in the scope of this Statement to be accounted for using the purchase method of accounting and eliminates pooling of interests accounting. The provisions of FAS 141 apply to all business combinations initiated after June 30, 2001. Telia under IAS recorded its business combinations after this date using the purchase method of accounting and otherwise does not expect the effect FAS 141 will have on its U.S. GAAP financial position, results of operations, or cash flows to be material.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FAS 142

      FASB Statement No. 142 “Goodwill and Other Intangible Assets” (FAS 142) was issued in June 2001. FAS 142 addresses financial accounting and reporting for acquired goodwill and other acquired assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this Statement, goodwill and other intangible assets with indefinite lives are no longer subject to amortization over their estimated useful lives. Goodwill and other intangible assets with indefinite lives will be assessed for impairment each year and upon the occurrence of certain events using the fair-value-based test. FAS 142 became effective December 15, 2001. However, the amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Deviating from these provisions, Telia under IAS amortized goodwill from acquisitions made after this date (see the discussion above). In all other instances Telia has not yet determined the effect FAS 142 will have on its U.S. GAAP financial position, results of operations, or cash flows.

FAS 143

      FASB Statement No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (FAS 143) was issued in August 2001. FAS 143 addresses financial accounting and reporting for the retirement obligation of an asset and states that companies should recognize the asset retirement cost, at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. FAS 143 will be effective for fiscal years beginning after June 15, 2002. Telia does not expect the application of FAS 143 to have a material effect on its U.S. GAAP earnings and financial position.

FAS 144

      In October 2001, FASB Statement No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets” (FAS 144) was issued. FAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed. The Statement will be effective for fiscal years beginning after December 15, 2001. Telia does not expect the adoption of FAS 144 to have a material effect on its U.S. GAAP financial position, results of operations, or cash flows.

EITF

      During 2001 the Emerging Issues Task Force (EITF) within FASB discussed the EITF 00-14 regulations “Accounting for Certain Sales Incentives,” EITF 00-22 “Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” which in November led to the publication of EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” EITF 00-14, 00-22 and 00-25 are concerned with the extent to which different types of considerations or benefits to retailers or customers shall be recorded as reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations shall be applied for fiscal years beginning after December 15, 2001. Telia has not yet determined the effects, if any, on its revenue recognition under U.S. GAAP on implementation of these regulations.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

40.     Quarterly Data (unaudited)

1999

	Q1	Q2	Q3	Q4	Total

	(SEK in millions, except per share data)
Net sales	12,397	13,066	11,771	14,887	52,121
Income from associated companies	-564	227	-153	1,213	723
Depreciation	-1,846	-1,872	-1,890	-2,044	-7,652
Operating income	682	1,609	1,150	2,505	5,946
Income after financial items	682	1,609	1,244	2,445	5,980
Net income	480	1,118	869	1,755	4,222
Basic and diluted earnings per share (SEK)	0.17	0.39	0.30	0.62	1.48
Investments	2,814	2,298	2,121	4,912	12,145
of which CAPEX	1,566	1,818	1,679	2,638	7,701
of which acquisitions	1,248	480	442	2,274	4,444

2000

	Q1	Q2	Q3	Q4	Total

	(SEK in millions, except per share data)
Net sales	12,857	13,180	13,487	14,540	54,064
Income from associated companies	642	-710	-759	-370	-1,197
Depreciation, amortization and write-downs	-1,836	-1,860	-2,099	-2,427	-8,222
Operating income	3,382	488	206	7,930	12,006
Income after financial items	3,436	356	267	7,658	11,717
Net income	2,390	308	172	7,408	10,278
Basic and diluted earnings per share (SEK)	0.84	0.10	0.06	2.47	3,50
Investments	4,644	16,042	16,745	10,311	47,742
of which CAPEX	2,185	3,841	3,369	7,185	16,580
of which acquisitions	2,459	12,201	13,376	3,126	31,162

2001

	Q1	Q2	Q3	Q4	Total

	(SEK in millions, except per share data)
Net sales	13,592	14,203	14,431	14,970	57,196
Income from associated companies	-157	208	2,339	3,746	6,136
Depreciation, amortization and write-downs	-2,410	-2,505	-2,775	-6,285	-13,975
Operating income	811	988	2,745	916	5,460
Income after financial items	502	909	2,491	906	4,808
Net income	291	250	1,900	-572	1,869
Basic and diluted earnings per share (SEK)	0.10	0.08	0.63	-0.19	0.62
Investments	3,659	5,954	5,965	5,157	20,735
of which CAPEX	3,568	3,666	5,630	4,849	17,713
of which acquisitions	91	2,288	335	308	3,022

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

41.     Specification of Shareholdings and Participations

Associated companies

				Equity
				participation
				for		Book value
				consolidation		in parent
		Number	Par value	in the Group		company
Associated company,	Participation	of	in local
Corp. Reg. No., registered office	(%)	shares	currency	2000	2001	2000	2001

Parent company holdings
Swedish companies
Amber Mobile Teleholding AB, 556554-7774, Stockholm	50	500	SEK 0	771	825	730	730
Baltic Tele AB, 556454-0085, Stockholm	50	50,000	SEK 5	184	211	98	98
Marakanda Marknadsplats AB, 556595-2933, Stockholm	50	500	SEK 0	4	22	25	87
Letemell AB, 556203-5252, Stockholm	50	5,000	SEK 1	1	0	1	1
Slottsbacken Venture Capital KB, 969626-1313, Stockholm	50	—	SEK 0	96	80	86	80
Telefos AB, 556523-6865, Stockholm	49	4,900,000	SEK 0	—	0	—	197
INGROUP Holding AB (publ), 556595-2941, Stockholm	33	160,400	SEK 16	45	53	43	43
Wireless MainGate AB, 556551-9690, Karlskrona	33	11,288,788	SEK 0	61	49	106	106
Geyser Interactive Learning AB (publ), 556556-9752, Stockholm	27	62,375	SEK 1	2	0	7	7
Kvickman AB, 556045-0917, Stockholm	20	200,000	SEK 20	—	11	—	25
SNPAC Swedish Number Portability Administrative Centre AB, 556595-2925, Stockholm	20	400	SEK 0	0	0	1	3
WirelessCar Sweden AB,556580-0728, Gothenburg	19	94,389	SEK 1	0	0	10	20
Other operating and dormant companies				0	0	0	0
Companies outside Sweden
Amber Teleholding A/S, 20758694, Copenhagen	50	250	DKK 0	2,306	2,366	2,053	2,053
Netia Holdings S.A., RHB23383, Warsaw	48	15,101,355	PLN 91	1,873	0	2,191	125
First National Holding S.A.,B48315, Luxembourg	31	2,950	USD 0	758	878	700	700
Bharti Mobile Ltd,8-17419, Bangalore	26	143,000,000	INR 1,430	0	0	280	280
Drutt Corp., Wilmington, DE	25	1,000,000	USD 0	44	19	51	26
Latvijas Mobilais Telefons SIA, 000305093, Riga	25	2,695	USD 0	228	315	2	2
Infonet Services Corp., 954148675, El Segundo, CA	20	94,367,361	USD 1	2,340	2,909	2,088	2,088
ZAO North West GSM, St. Petersburg	13	394,953	RUR 3,950	75	89	18	18
AS Eesti Telekom,10234957, Tallinn	12	16,142,523	EEK 161	310	332	85	85
Netia 1 Sp. z o.o., RHB42778, Warsaw	11	137,236	PLN 14	0	0	28	28
Other, dormant and divested companies				2,066	0	4,298	0

Total						12,901	6,802

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Equity
				participation
				for		Book value
				consolidation		in parent
		Number	Par value	in the Group		company
Associated company,	Participation	of	in local
Corp. Reg. No., registered office	(%)	shares	currency	2000	2001	2000	2001

Subsidiaries’ holdings
Swedish companies
Svenska UMTS-nät AB, 556606-7996, Stockholm	50	251,000	SEK 25	—	249	—	250
Maila Nordic AB, 556516-4455, Stockholm	47	22,173	SEK 0	8	11	8	11
PolyTrust AB, 556257-5802, Stockholm	34	16,308	SEK 0	7	9	7	9
isMobile AB, 556575-0014, Lulea	31	500,000	SEK 0	—	15	—	15
TiFiC AB, 556578-3973, Gothenburg	30	712,574	SEK 0	0	13	0	13
Service Factory SF AB, 556575-5682, Stockholm	30	300,000	SEK 0	0	15	0	15
BotBox AB, 556577-9039, Stockholm	28	280	SEK 0	0	4	0	4
Intermezzon AB, 556541-8885, Gothenburg	25	3,449,427	SEK 0	—	17	—	17
Lokomo Systems AB,556580-3326, Stockholm	25	532,800	SEK 0	4	8	4	8
Other shares and participations				0	0	0	0
Companies outside Sweden
Netpool Norge AS, 981642597, Oslo	50	50	NOK 0	1	0	3	3
Punwire Paging Services Ltd, Chandigarh	49	14,699,780	INR 147	0	0	29	0
Comsource UnLtd, 237305, Dublin	40	38,842	EUR 0	605	790	1,023	790
AUCS Communications Services v.o.f., Hoofddorp	33	—	EUR 159	41	0	41	0
MTN Uganda Ltd, Kampala	32	1,221	UGX 12	66	121	92	92
Mobile Telecommunications Ltd (MTC), Windhoek	26	6,500,000	NAD 7	16	21	32	32
Operators Clearing House A/S, 18936909, Copenhagen	25	250	DKK 0	1	2	1	1
Chili A/S, 19124045, Copenhagen	23	780	DKK 1	1	0	11	11
ZAO North West GSM, St. Petersburg	13	397,385	RUR 3,974	—	493	—	303
Other, dormant and divested companies				1,384	0	3,006	0

Total				13,298	9,927

      Baltic Tele AB owns a further 26 percent of the shares in AS Eesti Telekom. Netia Holdings S.A. owns a further 82 percent of the shares in Netia 1 Sp.z.o.o. First National Holding S.A. owns an additional 45 percent of the shares in ZAO North West GSM via a partly owned subsidiary.

      The share of voting power in Infonet Services Corp. is 21 percent.

      Telia’s participations in AB Lietuvos Telekomas and UAB Omnitel are owned via Amber Teleholding A/S and Amber Mobile Teleholding AB, respectively. The holding in Eircom plc is owned via Comsource UnLtd.

      The parent company’s and subsidiaries’ respective holdings of foreign associated companies for the comparative year chiefly related to the mobile companies divested during 2001, Tel Investimentos Ltda., Eriline Celular S/A and Tess S/A in Brazil and SI.MOBIL d.d. in Slovenia; the directory companies Eniro AB and Panorama Polska Sp.z.o.o. and Scandinavia Online AB. During the year, the shares in Netia Holdings S.A. that were previously owned by a subsidiary were transferred to the parent company. Altogether, the Group’s equity participation in the named companies amounted to SEK 3,415 million and the book value in each subsidiary to SEK 7,265 million.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other holdings of securities

				Equity
				participation
				for		Book value
				consolidation		in parent
		Number	Par value	in the Group		company
	Participation	of	in local
Company, Corp. Reg. No., registered office	(%)	shares	currency	2000	2001	2000	2001

Parent company holdings
Swedish companies
Taste Now AB, 556584-8602, Stockholm	16	400	SEK 0	3	5	3	5
TicketAnywhere Europe AB, 556589-6692, Stockholm	14	18,685	SEK 0	—	6	—	6
NGF NetGame Factory AB, 556588-3344, Stockholm	10	147,000	SEK 0	—	6	—	6
Slottsbacken Fund Two KB, 969660-9875, Stockholm	9	—	SEK 0	2	6	2	6
Other shares and participations				0	0	0	0
Companies outside Sweden
Digital Telecommunications Philippines Inc., Manila-Quezon City	9	600,000,000	PHP 600	262	125	262	125
Vision Capital L.P., LP64, Saint Helier	6	—	USD 0	14	17	14	17
Done Solutions Oyj, 1700625-7, Helsinki	3	673,872	EUR 0	28	4	28	24
Reach-U Holding Oyj, 1700628-1, Helsinki	3	673,872	EUR 0	—	1	—	4
Inmarsat Ventures plc, 3674573, London	1	99,642	GBP 0	53	53	53	53
enCommerce, Inc., C1896606, Santa Clara, CA	1	105,708	USD 1	9	9	9	9
Eutelsat S.A., B422551176, Paris	1	6,961,620	EUR 7	80	62	80	62
New Skies Satellites N.V., 33302535, Amsterdam	0	36,988	NLG 0	14	14	14	14
Intelsat, Ltd., Bermuda	0	1,566,190	USD 2	40	10	40	10
Other, dormant and divested companies				10	0	10	0

Total						515	341
Subsidiaries’ holdings
Swedish companies
eWork Scandinavia AB, 556587-8708, Stockholm	20	150,000	SEK 0	13	13	13	13
Incirco AB, 556575-8546, Stockholm	16	327,807	SEK 0	7	0	7	0
Internetprint Nordic AB, 556549-3342, Malmö	14	216,667	SEK 0	9	0	9	0
Scandinature AB, 556293-1799, Karlstad	15	17,647	SEK 0	8	8	8	8
Impsys AB, 556559-3190, Alingsas	11	307,500	SEK 0	4	9	4	9
Orbiant Södra Holding AB, 556549-2948, Stockholm	9	180	SEK 0	0	0	0	48
Hyglo AB, 556601-6761, Stockholm	8	16,800	SEK 0	—	2	—	2
Other, dormant and divested companies				21	2	21	2
Companies outside Sweden
Peoples Telephone Company Ltd., Hong Kong	8	47,630,000	HKD 48	57	57	57	57
Atrica, Inc., C2265507, Santa Clara, CA	1	249,377	USD 0	—	10	—	10
ADC Telecommunications, Inc., 410743912, Eden Prairie, MN, USA	0	77,000	USD 0	—	4	—	4
Other operating and dormant companies				0	3	0	3

Total				634	426

      The book value of the comparative year for Done Solutions Oyj concerns Digital Open Network Environment Oyj, which was split up into Done Solutions and Reach-U Holding Oyj during the year.

      Two former international telecommunications satellite organizations were incorporated during the year. The comparative year values for Eutelsat S.A. and Intelsat, Ltd. refer to the respective satellite organizations.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsidiaries of Telia AB

	Partici-			Book value
	pation	Number of	Par value in
Subsidiary, Corp. Reg. No., registered office	(%)	shares	local currency	2000	2001

Swedish companies
Telia Mobile AB, 556025-7932, Nacka	100	550,000	550	1,000	1,020
Telia Norge Holding AB, 556591-9759, Stockholm	100	1,000	0	0	0
Halebop AB, 556603-7312, Stockholm	100	1,000	0	—	13
Telia International Management AB, 556595-2917, Stockholm	100	1,000	0	1	1
Telia Global Cast Internetworking AB, 556559-5948, Stockholm	100	9,000	1	2	2
Telia e-bolaget AB, 556559-5930, Stockholm	100	1,000	0	0	80
Telia International Carrier AB, 556583-2226, Stockholm	100	1,000,000	100	120	120
Telia International AB, 556352-1284, Stockholm	100	20,000	20	453	481
Telia Nät AB, 556458-0040, Stockholm	100	10,000	1	3	3
Telia Nättjänster Norden AB, 556459-3076, Stockholm	100	10,000	1	125	125
Telia Net Fastigheter AB, 556368-4801, Stockholm	100	5,000	1	169	169
Telia IT-Service AB, 556329-5566, Haninge	100	450,000	45	145	145
Telia Communications AB, 556027-2287, Haninge	100	275,000	275	1,393	1,393
Telia Holdings Ireland AB, 556469-3017, Stockholm	100	1,000	0	—	816
Telia Networks Management AB, 556468-4388, Stockholm	100	10,000	1	6	6
Telia Sverige AB, 556430-0142, Gothenburg	100	3,000,000	300	1,223	1,232
Telia Online AB, 556240-6396, Stockholm	100	1,150,000	115	305	305
Telia Partner AB (publ), 556458-7011, Stockholm	100	650,000	65	205	209
Telia Försäljning AB, 556248-6240, Stockholm	100	40,000	40	621	621
Telia Handel AB, 556323-0258, Stockholm	100	350,000	35	80	80
Infonet Svenska AB, 556263-3080, Stockholm	100	40,000	4	13	13
Com Hem AB, 556181-8724, Stockholm	100	300,000	300	307	307
Telia Electronic Commerce AB, 556228-8976, Stockholm	100	27,500	28	28	28
Telia Internet Services Management AB, 556248-8410, Stockholm	100	150,000	15	15	15
Telia Finans AB, 556203-0576, Stockholm	100	122,000	122	207	389
Telia Credit AB, 556404-6661, Stockholm	100	1,000	0	0	27
Sergel Kredittjänster AB, 556264-8310, Stockholm	100	5,000	1	8	8
Telia Payment Solutions AB, 556468-4545, Stockholm	100	20,000	0	5	5
Telia Promotor AB, 556255-1902, Haninge	100	11,400	1	26	26
Telia Light AB, 556228-0445, Stockholm	100	1,000	0	5	5
Unite AB, 556583-2234, Helsingborg	100	1,000	0	10	10
Telia International Holdings AB, 556572-1486, Stockholm	100	1,000	0	508	508
Telia Overseas AB, 556528-9138, Stockholm	65	1,485	0	2,511	0
Telia Business Innovation AB, 556559-2473, Nacka	100	100,000	10	10	18
Telia InfoMedia Partner AB, 556429-6688, Stockholm	100	90,000	90	182	265
Telia Enterprises 1 AB, 556456-1669, Solna	100	2,000	0	15	15
Telia Fastigheter AB, 556343-6434, Stockholm	100	50,000,000	500	1,415	1,415
Fastighets AB Västra Trädgardsgatan 15, 556025-0002, Stockholm	100	4,000	0	299	2
Telia Försäkring AB, 516401-8490, Stockholm	100	1,000,000	100	100	100

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Partici-			Book value
	pation	Number of	Par value in
Subsidiary, Corp. Reg. No., registered office	(%)	shares	local currency	2000	2001

Telia Research AB, 556235-8738, Stockholm	100	20,000	20	25	25
Telia Scanswitch AB, 556345-6622, Stockholm	100	500	1	8	8
Telia exBN AB, 556455-2304, Stockholm	100	250,000	25	512	512
Facit Service AB, 556454-5977, Stockholm	100	100,000	10	15	13
Telia InfoMedia Interactive AB, 556138-5781, Stockholm	100	250,000	25	8	8
TeleMedia Group TMG AB, 556429-6704, Stockholm	100	100,000	100	202	202
Telia Fordon AB, 556287-3983, Stockholm	100	81,670	8	40	40
Thoreb ITMobile AB, 556480-1180, Stockholm	100	1,000	0	9	9
Telia Satellite Services AB, 556412-0292, Stockholm	100	1,000	0	1	1
Other, dormant companies and divested companies				1,692	0
Companies outside Sweden
Telia A/S, 18530740, Glostrup	100	9,000	DKK 9	1,100	1,244
Telia Net International A/S, 24210413, Glostrup	100	500	DKK 1	1	1
Telia Service Oy, 0676258-3, Helsinki	50	5	FIM 0	5	5
Telia Viesti Oy, 0845065-5, Helsinki	100	100	FIM 0	30	30
Telia Product Oy, 0673363-5, Espoo	13	995	FIM 1	1	1
Telia NetCom Holding AS, 954393232, Oslo	100	100	NOK 0	4,596	4,596
Halebop Norway AS, 883091442, Oslo	100	1,000	NOK 0	—	13
Telia International Carrier Norway AS, 981946685, Oslo	100	20,000	NOK 0	32	32
NorSea Com AS, 979696892, Bærum	100	50,000	NOK 50	—	62
Telia Norge AS, 975961176, Oslo	100	2,000	NOK 2	189	189
SIA Telia Latvija, 000305757, Riga	100	152,280	LVL 8	116	116
A/S Telia Multicom, 000321580, Riga	100	19,740	LVL 0	3	13
A/S Telia Multicom Dati, 000340396, Riga	44	44,000	LVL 0	3	19
Telia International Carrier Poland Sp. z o.o., RHB59638, Warsaw	100	5,000	PLN 0	5	5
Telia Polska S.A., RHB48265, Warsaw	100	51,500	PLN 3	1	10
ZAO Business Svyaz, 7710096500, Moscow	100	100	RUR 0	6	6
OOO Telix, 79347, St. Petersburg	76	—	RUR 35	11	15
Telia International Carrier GmbH, HRB50081, Frankfurt am Main	100	—	DEM 5	1,151	1,858
Telia International Carrier Switzerland AG, 2171000547-8, Zürich	98	98	CHF 0	1	85
Telia International Carrier Austria GmbH, FN191783i, Vienna	100	—	EUR 0	44	358
Telia Telecommunications International B.V., 34135584, Hoofddorp	100	45,000	EUR 45	2,417	2,417
Telia International Carrier Netherlands B.V., 34128048, Amsterdam	100	910	NLG 0	9	122
Telia International Carrier Belgium S.A., B638443, Brussels	100	619	BEF 0	1	1
Telia France S.A., B421204793, Paris	100	2,299,994	EUR 34	304	1,014
Telia Reinsurance S.A., B53015, Luxembourg	100	130,000	SEK 13	13	13
Telia International Carrier S.p.A, 29580/2000, Turin	100	104,000	ITL 104	9	20
Telia International Carrier Hungaria Távközlési Kft., 01-09-688192, Budapest	100	—	HUF 50	—	2

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Partici-			Book value
	pation	Number of	Par value in
Subsidiary, Corp. Reg. No., registered office	(%)	shares	local currency	2000	2001

Telia International Carrier, Inc., 541837195, Reston, VA	100	100	USD 0	720	1,287
Telia Swedtel (Philippines), Inc., AS095-003695, Manila	100	124,995	PHP 12	4	4
Other, dormant companies and divested companies				1,159	0

      In all companies, equity participation corresponds to voting rights participation. A/S Telia Multicom owns 56 percent of the shares in A/S Telia Multicom Dati. The remaining shares in Telia Service Oy are owned by Telia Viesti Oy. The remaining shares in Telia Product Oy are owned by Telia Service Oy and Telia Viesti Oy.

      During the year all shares in Telia Stofa A/S were transferred to Telia A/S paid in newly issued shares. The comparative year value for Telia A/S includes the book value of Telia Stofa A/S.

      Telia Norge Holding AB and Telia NetCom Holding AS own NetCom ASA. Telia International Holdings AB owned Telia’s holdings in Eniro AB (publ) via a Dutch subsidiary. The share capital in Telia Overseas AB was written down after the divestiture of financial interests in Brazilian Tess S/A.

      Other operating and dormant companies do not control Group assets of significant value. Holdings of other Swedish subsidiaries for the comparative year referred mainly to companies in the current Telefos group (SEK 1,361 million) and the Orbiant group (SEK 300 million). Of the comparative year’s value for other foreign subsidiaries, SEK 1,155 million referred to companies divested during 2001 in Finland, Spain and Brazil.

      The parent company indirectly controls a number of operating and dormant subsidiaries of subsidiaries in addition to the companies mentioned above.

42.     Definitions

Concepts

EBITDA

      This is an abbreviation of “Earnings Before Interest, Tax, Depreciation and Amortization” and equals operating income before depreciation, amortization and write-downs.

Underlying EBITDA

      EBITDA net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, restructuring/ phase-out of operations, personnel redundancy costs, year 2000 compliance (in 1998 and 1999), and expenses in conjunction with the initial public offering in 2000 and with the abandoned merger with Telenor in 1999.

Capital employed

      Total assets less non-interest-bearing liabilities and non-interest-bearing provisions recorded, and the (proposed) dividend.

Operating capital

      Non-interest-bearing assets less non-interest-bearing liabilities and non-interest-bearing provisions.

TELIA AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net interest-bearing liability

      Interest-bearing liabilities and provisions less interest-bearing assets but including participations in associated companies.

Net borrowings

      Interest-bearing liabilities less interest-bearing assets but including participations in associated companies.

Per share data

      Earnings per share are based on the weighted average number of shares before and after dilution with potential ordinary shares, while dividend per share are based on the number of shares at the end of the period.

CAPEX

      Capital expenditure. Investments in intangible (except goodwill) and tangible fixed assets.

Acquisitions

      Investments in goodwill, shares, and participations.

Notation conventions

      In conformance with Swedish and international standards, this report applies the following notations:

Currencies

SEK	Swedish krona	FIM	Finnish mark	NAD	Namibian dollar
BEF	Belgian franc	FRF	French franc	NLG	Dutch guilder
BRL	Brazilian real	GBP	Pound sterling	NOK	Norwegian krone
CHF	Swiss franc	HKD	Hong Kong dollar	PHP	Philippine peso
CZK	Czech koruna	INR	Indian rupee	PLN	Polish zloty
DEM	German mark	ITL	Italian lire	RUR	Russian ruble
DKK	Danish krone	JPY	Japanese yen	UGX	Ugandan shilling
EEK	Estonian kroon	LKR	Sri Lankan rupee	HUF	Hungarian forint
ESP	Spanish peseta	LTL	Lithuanian lita	USD	U.S. dollar
EUR	European euro	LVL	Latvian lat

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Unaudited Consolidated Financial Statements

of Telia AB and subsidiaries
as of and for the six months ended
June 30, 2001 and 2002

[This page left blank intentionally.]

TELIA AB AND SUBSIDIARIES

Unaudited Consolidated Income Statements

		Jan.-Dec.	Jan.-June	Jan.-June	Apr.-June	Apr.-June
	Note	2001	2001	2002	2001	2002

		(SEK in millions)
Net sales	19, 20	57,196	27,795	28,231	14,203	14,346
Costs of production	3, 7	-40,435	-18,001	-18,344	-9,363	-9,513

Gross income		16,761	9,794	9,887	4,840	4,833
Sales, administrative, and research & development expenses	3, 7	-17,943	-8,324	-9,004	-4,193	-4,686
Other operating revenues and expenses	4, 7	506	278	-430	133	-391
Income from associated companies	6, 19, 20	6,136	51	375	208	363

Operating income	19, 20	5,460	1,799	828	988	119
Financial revenues and expenses	8	-652	-388	-371	-79	-197

Income after financial items		4,808	1,411	457	909	-78
Income taxes		-2,917	-848	-308	-640	89
Minority interests		-22	-22	8	-19	19

Net income		1,869	541	157	250	30

Earnings per share (SEK)
Basic		0.62	0.18	0.05	0.08	0.01
Diluted		0.62	0.18	0.05	0.08	0.01

TELIA AB AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

		December 31,	June 30,	June 30,
	Note	2001	2001	2002

		(SEK in millions)
Assets
Intangible fixed assets	9	26,816	26,884	27,233
Tangible fixed assets	9	47,314	47,361	45,700
Financial fixed assets	9, 16	20,784	20,563	19,695

Total fixed assets		94,914	94,808	92,628
Inventories, etc.		636	821	485
Receivables	10, 16	23,521	33,004	22,843
Short-term investments	11, 16	7,602	508	1,634
Cash and bank		1,518	1,051	1,619

Total current assets		33,277	35,384	26,581

Total assets		128,191	130,192	119,209
Equity and liabilities
Shareholders’ equity		59,885	58,570	59,728
Minority interests		204	1,497	245
Provisions for pensions and employee contracts		2,358	3,028	1,794
Deferred tax liability, other provisions	13	10,749	9,014	10,681

Total provisions		13,107	12,042	12,475
Long-term loans	16	25,193	26,092	20,933
Short-term loans	16	3,931	10,685	2,850
Non-interest-bearing liabilities	14	25,871	21,306	22,978

Total liabilities		54,995	58,083	46,761

Total equity and liabilities		128,191	130,192	119,209

TELIA AB AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

and
Changes in Net-Interest-Bearing Liability

		Jan.-Dec.	Jan.-June	Jan.-June	Apr.-June	Apr.-June
	Note	2001	2001	2002	2001	2002

		(SEK in millions)
Cash flow before change in working capital		10,272	4,649	5,269	1,988	2,587
Change in working capital		144	-1,839	-568	336	1,240
Cash flow from operating activities		10,416	2,810	4,701	2,324	3,827
Cash flow from investing activities	18	3,632	-2,678	-4,094	834	-2,355
Operating cash flow		14,048	132	607	3,158	1,472
Cash flow from financing activities		-6,608	-405	-6,535	-3,267	-1,258

Cash flow for the period		7,440	-273	-5,928	-109	214

Cash and cash equivalents, opening balance		1,437	1,437	8,923	1,296	2,761
Cash flow for the period		7,440	-273	-5,928	-109	214
Exchange rate differences in cash & cash equivalents		46	43	32	20	52
Cash and cash equivalents, closing balance	18	8,923	1,207	3,027	1,207	3,027

Net interest-bearing liability, opening balance		20,235	20,235	10,661	24,425	11,908
Change in net borrowings		-8,407	-669	239	-4,775	-1,147
Change in pension provisions		-1,167	-497	-564	-581	-425
Net interest-bearing liability, closing balance	18	10,661	19,069	10,336	19,069	10,336

TELIA AB AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Opening balance	55,988	55,988	59,885
Change of accounting principles (IAS 39)	-342	-342	—
Adjusted opening balance	55,646	55,646	59,885
Dividend	-1,501	-1,501	-600
Underwriting expenses after tax posted directly to equity	-16	—	—
Transactions with outside parties	-155	-178	-11
Differences arising from translation of foreign operations	4,268	4,388	141
Fair value measurement of securities available for sale	143	3	107
Gains/losses on instruments used to hedge cash flow	114	131	41
Differences after tax on forward contracts used for equity hedge	-483	-460	8
Net income for the period	1,869	541	157

Closing balance	59,885	58,570	59,728

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis for Presentation

General

      For the six-month period ended June 30, 2002 and as in the year ended December 31, 2001, Telia’s consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS). This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”

Accounting principles

      The applied accounting principles, including the adoption of IAS 39 “Financial Instruments: Recognition and Measurement” as of January 1, 2001, are described in Telia’s consolidated financial statements for the year ended and as of December 31, 2001.

      Discrepancies between Swedish GAAP and the accounting principles applied by Telia are discussed in a separate note.

Amounts and dates

      Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK in millions) and are based on the six-month period ended June 30, 2002 for income statement items and as of June 30, 2002 for balance sheet items, respectively.

Restated accounts

      Some adjustments of the Group’s business organization have been implemented during the first six months of 2002. Hence, comparable business area figures in this report have been restated.

Recently published accounting standards

      During 2001 the interpretations SIC-30 “Reporting Currency — Translation from Measurement Currency to Presentation Currency” and SIC-33 “Consolidation and Equity Method — Potential Voting Rights and Allocation of Ownership Interests” were published, which are to be applied to accounting periods beginning January 1, 2002 or later. The interpretation SIC-32 “Intangible Assets — Web Site Costs” was issued on March 13 and became effective on March 25, 2002. Application of these interpretations has not entailed any changes to the comparative figures.

      During 2000 IAS 41 “Agriculture,” was published, which goes into effect on January 1, 2003. IAS 41 does not affect Telia’s operations.

2.	Changes in Group Composition

Events in the first six months of 2002

      In the beginning of March, 2002, a group of lenders and the largest shareholders, including Telia, came to an agreement for a financial reconstruction of the Polish company Netia Holdings s.a. that primarily entails a conversion of the lenders’ claims to equity in the company. Telia currently owns 48 percent of the share capital in Netia. When all transactions have been completed, Telia’s shareholding will be approximately 3 percent.

      On March 19, 2002, a Memorandum of Understanding was signed with the Indian company Bharti Tele-Ventures for the sale of Telia’s holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd.

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On March 26, 2002, Telia announced its intention to make a tender offer for all shares in the Finnish telecom operator Sonera Oyj. Telia AB is offering to exchange Telia shares for Sonera shares. Holders of Sonera shares will receive 1.51440 Telia shares for every Sonera share that they hold and holders of Sonera American Depositary Shares will receive 0.30288 Telia ADSs for every Sonera ADS that they hold. Telia’s obligation to exchange Telia shares for Sonera shares is subject to a number of conditions, including, among others, the condition that prior to the expiration of the exchange offer, Sonera shares representing more than 90 percent of the shares and votes in Sonera on a fully diluted basis shall have been validly tendered and not withdrawn and that Telia receives the requisite material regulatory approvals.

      On April 18, 2002, Telia sold its 40 percent stake in Comsource UnLtd to the other shareholder, the Dutch telecom operator KPN.

Post-balance sheet events

      On July 1, 2002, Telia’s remaining 9 percent shareholding in the Orbiant Group was sold to the other shareholder Flextronics.

      In September 2002, Telia completed a comprehensive review of its international carrier operations, and decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of the restructuring program, Telia has decided to close down Telia International Carrier’s Asian operations as well as its national voice reseller business in the United Kingdom and Germany, discontinue offering domestic capacity services in the United States and terminate its co-location business. Telia will also significantly reduce the number of commercial points of presence of Telia International Carrier. Telia will also centralize Telia International Carrier’s sales, finance, administration and customer care resources in Sweden. Telia also estimates that, as part of the restructuring, Telia International Carrier will reduce its current workforce of 800 persons by more than 50 percent. The strategic refocusing and restructuring will also enable Telia International Carrier to substantially scale down the number of offices and technical facilities it maintains, as well as reduce the number of its operation and maintenance contracts and leased lines.

      The restructuring of Telia International Carrier will result in provisions of an estimated SEK 3.5 billion, most of which are expected to be recorded in the third quarter of 2002. In addition, due to the adverse market developments in the international carrier operations and the significant downscaling of Telia International Carrier, Telia will write down the value of fixed assets relating to its international carrier operations by approximately SEK 6.0 billion in the third quarter of 2002.

3.     Operating Costs

      Operating costs were distributed by function as follows.

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Production	40,435	18,001	18,344	9,363	9,513
Other functions
Sales	8,738	4,014	4,136	2,138	2,204
Administration	7,902	3,955	4,327	1,896	2,227
Research and development	1,303	355	541	159	255

Total other functions	17,943	8,324	9,004	4,193	4,686

Total	58,378	26,325	27,348	13,556	14,199

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Each function includes depreciation, amortization, and write-downs as specified in not “Depreciation, Amortization, and Write-Downs.” This is also broken down by class of asset.

      Operating costs were distributed by nature as follows.

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Goods purchased	9,640	3,901	6,040	2,223	3,228
Network expenses	9,182	4,418	4,378	2,189	2,156

Total	18,822	8,319	10,418	4,412	5,384
Salaries and remuneration	8,852	4,755	3,173	2,347	1,514
Employer’s social security contributions	2,614	1,495	903	773	417
Pension expenses	613	405	596	100	458
Other personnel expenses	1,079	396	383	146	260

Total	13,158	7,051	5,055	3,366	2,649
Rent and leasing fees	1,572	832	602	408	286
Energy expenses	205	97	93	53	48
Consultants’ services	2,579	1,276	1,170	674	491
Marketing expenses	2,024	941	1,014	560	540
Information technology	1,804	703	1,211	394	568
Other expenses	4,293	2,239	2,133	1,204	1,288

Total	12,477	6,088	6,223	3,293	3,221
Depreciation, amortization and write-downs	13,921	4,867	5,652	2,485	2,945

Total	58,378	26,325	27,348	13,556	14,199

      Costs for advertising totaled SEK 114 million and SEK 115 million for the three-month period ended June 30, 2002 and 2001, respectively, and SEK 217 million and SEK 184 million for the six-month period ended June 30, 2002 and 2001, respectively, and SEK 417 million for the twelve-month period ended December 31, 2001.

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Other Operating Revenues and Expenses

      Other operating revenues and other operating expenses were distributed as follows.

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Other operating revenues
Capital gains	1,347	156	21	135	-1
Exchange rate gains	183	125	186	43	158
Other revenues	288	112	109	2	65

Total	1,818	393	316	180	222
Other operating expenses
Capital losses	-572	-13	-117	-4	-40
Exchange rate losses	-152	-82	-196	-63	-169
Other expenses	-588	-20	-433	20	-404

Total	-1,312	-115	-746	-47	-613

Net effect on income	506	278	-430	133	-391

5.     Related Party Transactions

The Swedish State

      The Telia Group’s services and products are offered to the Swedish state, its agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with Telia. Likewise, Telia buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish state, its agencies, or state-owned companies represent a significant share of Telia’s net sales or income.

      Like other operators whose business requires a permit from the state, Telia pays an annual fee to the National Post and Telecom Agency for the agency’s activities. As from January 1, 2002, the fee is equal to 1.57 thousandths of net sales in the operator’s business for which a permit is required. There are additional fees for the agency’s licensing activities under the Radio Communications Act and the Radio and Telecommunications Terminal Equipment Act.

Infonet

      Telia owns a participating interest in the American company Infonet Services Corp. In the three-month period ended June 30, 2002, Telia sold services and products to Infonet worth SEK 5 million and purchased services and products worth SEK 74 million. In the six-month period ended June 30, 2002, Telia sold services and products to Infonet worth SEK 12 million and purchased services and products worth SEK 161 million. In July 2002, Telia was named as one of several defendants in a securities law class action suit relating to the initial public offering of Infonet. The suit alleges, among other things, that the prospectus used in connection with Infonet’s initial public offering contained material misstatements or omission relating to the AUCS business, a part of which was transferred by Unisource, a company in which Telia had a minority interest, to Infonet in 1999. See Note 21 for a further discussion of this legal proceeding.

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Telefos

      Telia owns 49 percent of the shares in Telefos AB. As of June 30, 2002, Telia had interest-bearing claims on the Telefos Group of SEK 1,428 million and had signed a limited supplementary guarantee of SEK 150 million for the credit-insured pension commitments of Telefos companies. During the three months ended June 30, 2002, Telia sold services and products worth SEK 63 million to the Telefos Group and bought services and products worth SEK 850 million. During the six months ended June 30, 2002, Telia sold services and products worth SEK 214 million and bought services and products worth SEK 1,988 million. Some of the services purchased by Telia referred to construction of capital assets.

IN

      Telia holds an indirect participating interest in INGROUP Sweden AB (IN). In the six-month period ended June 30, 2002, Telia sold services and products worth SEK 29 million and bought services and products worth SEK 166 million.

Other

      In addition to those specified, Telia buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

6.     Income from Associated Companies

      Income from associated companies was distributed as follows.

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Share in net income for the period	-903	-1,255	101	-606	31
Amortization and write-down of goodwill, etc.	-2,285	-2,095	-99	-1,953	-66
Capital gains/losses	9,324	3,401	373	2,767	398

Net effect on income	6,136	51	375	208	363

      Income is broken down by business and market segments in the notes “Business Area Breakdown” and “Geographic Segment Breakdown.”

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Depreciation, Amortization and Write-Downs

      Depreciation and write-downs on intangible and tangible fixed assets were distributed among the following functions.

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Production	13,061	4,514	5,174	2,400	2,822
Sales	366	117	154	-35	-42
Administration	467	224	312	118	159
Research and development	27	12	12	2	6
Other operating expenses	54	48	59	20	59

Total	13,975	4,915	5,711	2,505	3,004

Proportion of net sales (%)	24.4	17.7	20.2	17.6	20.9

      Costs of depreciation, amortization and write-downs are broken down by business and market segments in note “Business Area Breakdown” and note “Geographic Segment Breakdown.”

      Depreciation, amortization and write-downs were distributed among the following classes of assets.

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Goodwill	1,403	688	725	347	378
Other intangible assets	340	156	266	80	179
Buildings and land improvements	142	57	75	23	38
Fixed and mobile networks	9,868	3,201	3,639	1,637	1,878
Other machinery and equipment	2,222	813	1,006	418	531

Total	13,975	4,915	5,711	2,505	3,004

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Financial Revenues and Expenses

      Financial revenues and expenses were distributed as follows.

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Earnings from financial investments
Dividends	1	0	0	-1	0
Capital gains/losses	4	-2	-14	-3	-14
Write-downs	-147	-2	-30	-2	-7

Total	-142	-4	-44	-6	-21
Other financial revenues
Interest on financial leases	600	310	308	167	165
Other interest income	964	561	243	365	85
Exchange rate gains	129	99	70	87	-6

Total	1,693	970	621	619	244
Other financial expenses
Interest expenses	-2,168	-1,329	-844	-686	-399
Capitalized interest	81	1	1	0	1
Exchange rate losses	-116	-26	-105	-6	-22

Total	-2,203	-1,354	-948	-692	-420

Net effect on income	-652	-388	-371	-79	-197

9.     Long-Lived Assets

Intangible and tangible assets

	Intangible assets

	Goodwill			Other			Tangible assets

	Dec 31,	June 30,	June 30,	Dec 31,	June 30,	June 30,	Dec 31,	June 30,	June 30,
	2001	2001	2002	2001	2001	2002	2001	2001	2002

	(SEK in millions)
Opening balance	23,935	23,935	24,686	1,263	1,263	2,130	43,807	43,807	47,314
Purchases	448	453	4	1,316	114	202	16,409	7,125	3,919
Operations acquired	—	—	—	—	160	—	1,291	693	—
Sales/discards	—	0	-4	-1	-8	-12	-875	-121	-86
Operations divested	-396	-375	—	-86	-18	—	-1,258	-596	-2
Reclassifications	-2	0	-2	-68	105	161	-620	-304	-384
Amortization, depreciation	-1,375	-688	-725	-338	-156	-209	-8,825	-4,082	-4,649
Write-downs, reversals of write-downs	-28	-0	-0	-2	-0	-57	-3,428	—	-80
CAPEX contribution from cable TV customers	—	—	—	—	—	—	6	5	-1
Advances	—	—	—	—	—	—	3	—	-3
Exchange rate differences	2,104	2,057	1,084	46	42	-25	804	834	-328

Closing balance	24,686	25,382	25,043	2,130	1,502	2,190	47,314	47,361	45,700

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial assets

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Associated companies
Equity participation	9,927	10,070	8,418
Interest-bearing receivables	1,154	4	1,352
Non-interest bearing receivables	17	17	17

Total associated companies	11,098	10,091	9,787
Other holdings of securities	426	404	464
Deferred tax benefit (including valuation reserve)	1,490	3,128	1,814
Other interest-bearing receivables	5,930	5,590	6,053
Other non-interest-bearing receivables	1,840	1,350	1,577

Total financial assets	20,784	20,563	19,695

10.     Receivables

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Accounts receivable	11,538	9,976	10,815
Interest-bearing current receivables
Receivables from associated companies	857	7,560	406
Other receivables	3,334	5,619	3,713

Total interest-bearing current receivables	4,191	13,179	4,119
Non-interest-bearing current receivables
Receivables from associated companies	225	281	222
Current tax receivables	417	979	409
Other receivables	2,511	3,330	2,493

Total non-interest-bearing current receivables	3,153	4,590	3,124
Accrued revenues and prepaid expenses	4,639	5,259	4,785

Total receivables	23,521	33,004	22,843

11.     Short-Term Investments

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Investments with maturities over three months	197	352	226
Investments with maturities up to and including three months	7,405	156	1,408

Total short-term investments	7,602	508	1,634

      See also notes “Financial Instruments and Financial Risk Management” and “Cash Flow Information.”

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Shareholders’ Equity

Change in share capital

	Number of	Par value,	Share capital,
	shares	SEK/share	KSEK

Share capital, December 31, 1999	8,800,000	1,000.00	8,800,000
Bonus issue, May 20, 2000	—	1,036.80	323,840
Split 324:1, May 20, 2000	2,842,400,000	3.20	—
New share issue, June 16, 2000	150,000,000	3.20	480,000
Share capital, December 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, December 31, 2001	3,001,200,000	3.20	9,603,840
Share capital, June 30, 2002	3,001,200,000	3.20	9,603,840

Average number of shares

Period	Number of shares

April-June 2002	3,001,200,000
After dilution	3,001,200,000
April-June 2001	3,001,200,000
After dilution	3,001,739,760
January-June 2002	3,001,200,000
After dilution	3,001,200,000
January-June 2001	3,001,200,000
After dilution	3,001,333,038
January-December 2001	3,001,200,000
After dilution	3,001,200,000

Dividend

      The year 2001 dividend of SEK 0.20 per share, or a total of SEK 600 million, was paid out on May 2, 2002.

Employee Stock Option Program (ESOP)

      In May 2001, the Annual General Meeting voted in favor of establishing an employee stock option program involving issue of debt instruments with option rights to subscribe to shares in Telia AB. The employee stock options were allotted free of charge and all employees affected will be given 1,000 options.

      The program covers a total of no more than 21,000,000 options that entitle the holder to acquire an equal number of shares in Telia AB. Option holders may exercise their options no earlier than May 31, 2003 and no later than May 31, 2005. Furthermore, a maximum of 6,500,000 options may be transferred to the market in order to counteract the effect of payroll overhead incurred by the options program.

      If fully exercised, the ESOP will entail an increase in share capital of no more than SEK 88 million, equal to a 0.9 percent increase in the number of shares. The exercise price has been set at SEK 69. The terms of the ESOP may be recalculated as a consequence of share issues, etc.

      Telia does not record an expense with respect to the ESOP. As of June 30, 2002 and December 31, 2001, the ESOP had no dilution effect upon computation of earnings per share.

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Deferred tax liability, other provisions

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Deferred tax liability	6,940	6,663	7,270
Other provisions	3,809	2,351	3,411

Total	10,749	9,014	10,681

14.     Non-Interest-Bearing Liabilities

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Long-term liabilities	3,049	1,299	2,893
Accounts payable	6,232	5,027	5,118
Current liabilities to associated companies	1,031	1,481	844
Current tax liabilities	481	322	438
Other current liabilities	5,653	4,602	4,086
Accrued expenses and prepaid revenues	9,425	8,575	9,599

Total non-interest-bearing liabilities	25,871	21,306	22,978

15.     Contractual Obligations

	December 31,	June 30,
	2001	2002

	(SEK in millions)
Tangible fixed assets	499	883
Indefeasible Rights of Use (IRU)	179	68
Associated companies/ Non-consolidated companies	274	169

Total contractual obligations	952	1,120

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     Financial Instruments and Financial Risk Management

Book value and fair value of financial instruments

	December 31, 2001		June 30, 2001		June 30, 2002

	Book	Fair	Book	Fair	Book	Fair
	value	value	value	value	value	value

	(SEK in millions)
Equity participations in associated companies	9,927	9,682	10,070	22,911	8,418	7,726
Other holdings of securities	426	426	404	404	464	464
Other long- and short-term receivables	10,061	9,973	17,911	17,839	10,686	10,598
Short-term investments	197	197	352	352	226	226
Interest swaps received	673	673	—	—	683	683
Interest swaps paid	-646	-646	—	—	-645	-645
Foreign currency interest rate swaps received	12,629	12,629	8,173	8,173	12,346	12,346
Foreign currency interest rate swaps paid	-11,442	-11,442	-7,311	-7,311	-11,546	-11,546
Other currency derivatives	355	355	553	553	130	130

Total assets	22,180	21,847	30,152	42,921	20,762	19,982
Provisions for pensions	2,358	2,358	3,028	3,028	1,794	1,794
Long-term loans	25,543	25,890	26,931	27,144	21,354	21,619
Short-term loans	4,030	4,044	10,922	10,933	2,885	2,895
Interest swaps received	-1,970	-1,970	-2,096	-2,096	-1,869	-1,869
Interest swaps paid	2,062	2,062	2,131	2,131	1,999	1,999
Foreign currency interest rate swaps received	-1,840	-1,840	-7,947	-7,947	-1,781	-1,781
Foreign currency interest rate swaps paid	1,901	1,901	7,680	7,680	1,844	1,844
Other currency derivatives	430	430	352	352	77	77

Total liabilities	32,514	32,875	41,001	41,225	26,303	26,578
Less book value of:
- pensions	-2,358		-3,028		-1,794
- accrued interest	-602		-844		-649
- other currency derivatives	-430		-352		-77
Book value of interest-bearing liabilities	29,124		36,777		23,783
Currency swaps/forward contracts (portfolio)
Purchases of foreign currency	19,972	19,972	17,022	17,022	14,215	14,215
Sales of foreign currency	14,030	14,030	16,613	16,613	8,395	8,395

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial risk management

Foreign exchange risk

      The Telia Group has a relatively limited operational need to net purchase foreign currency, primarily due to the settlement deficit in telephony traffic and import of materials.

      Telia’s general policy is normally to hedge the majority of known operational transaction exposure up to 12 months into the future. Given an operational net transaction exposure equal to that of 2001, and provided that no hedging measures were taken, there would be a negative impact on Group earnings of approximately SEK 30 million on an annual basis if the Swedish krona weakened one percentage point against the transaction currencies.

      Telia’s conversion exposure has increased due to the relatively fast growth of Telia’s operations outside of Sweden. Telia does not typically hedge its conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely-convertible foreign currency of a country with smoothly-functioning financial markets. As of June 30, 2002, the Group had no hedged conversion exposure.

Interest rate risk

      Telia’s financial policy provides guidelines for fixing interest rates on interest-bearing loans relative to the average life of the loan. The Group’s policy is that the duration of interest-bearing loans should be from six months to four years. Management arrived at this duration range by balancing the estimated ongoing cost of borrowing and the risk of significant negative impact on earnings should there be a sudden, major change in interest rates. The general principle is to optimize interest rate risk from an overall Group perspective.

      As of June 30, 2002, the Group had interest-bearing loans of approximately SEK 24 billion with duration of approximately two years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately SEK 8 billion, assuming that existing loans maturing during that period are refinanced and after accounting for interest rate swaps. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately SEK 400 million, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per June 30, 2002.

      Approximately SEK 5 billion was used during the first quarter of 2002 to repay loans, while the volume of interest-bearing loans did not change significantly during the second quarter. During the second quarter of 2002 the credit deterioration in the telecommunications industry continued, which led to further increases in relative interest rate spreads for most borrowers in the industry.

Financing and liquidity risk

      In April 2002, the credit rating agency Standard & Poor’s downgraded its credit rating for Telia AB to A+ for long-term borrowing and to A-1 for short-term borrowing. Standard & Poor’s also put Telia’s rating on its watch list for possible downgrading in light of the bid on Sonera Oyj. Telia’s rating from the credit rating agency Moody’s is the highest possible, P-1, for short-term borrowing, while Telias’s rating from Moody’s for long-term borrowing is A1. Moody’s has also posted Telia’s rating on its watch list for possible downgrading.

      Telia AB has a Revolving Credit Facility, i.e., confirmed loan commitments from a consortium of leading international banks, which constitutes a liquidity tool for the Group. At present, the loan commitment

TELIA AB AND SUBSIDIARIES

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts to $1,000 million or the equivalent value in certain other currencies. It was not utilized as of June 30.

17.     Contingent Assets, Collateral Pledged and Contingent Liabilities

	December 31,	June 30,
	2001	2002

	(SEK in millions)
Contingent assets	—	—
Collateral pledged
Shares in subsidiaries	82	71
Shares in associated companies	—	62
Blocked funds in bank accounts	9	97

Total	91	230
Contingent liabilities
Credit and performance guarantees, etc.	622	423
FPG/ PRI	163	163

Total	785	586

18.     Cash Flow Information

Cash flow from investing activities

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Shares, participations and operations acquired	-2,241	-1,514	-345	-1,416	-316
Shares, participations and operations divested	15,631	5,660	1,038	5,089	1,053
Intangible and tangible fixed assets acquired	-16,922	-7,196	-4,086	-3,628	-2,105
Other investing activities, net	7,164	372	-701	789	-987

Total cash flow from investing activities	3,632	-2,678	-4,094	834	-2,355

Operating cash flow by business segment

Jan.-June
2002

(SEK in
millions)
Telia Mobile	1,491
Telia Internet Services	-484
Telia International Carrier	-1,808
Telia Networks	4,219
Group-wide	-2,811

Total operating cash flow	607

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UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-cash transactions

Vehicles

      Telia leases vehicles through financial leasing, primarily from GE Capital. New acquisitions during the three-month period and the six-month period ended June 30, 2002 entailed a non-cash investment of SEK 12 million and SEK 24 million, respectively.

Infrastructure/capacity swaps

      Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. As of June 30, 2002, Telia had, through non-cash swapping, net provided infrastructure and network capacity with a book value of SEK 1 million.

AUCS

      Claims of msek 228 on the associated company AUCS Communications Services were converted to shares in the company during the second quarter.

Gross investments by class of asset

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Goodwill	448	453	4	424	0
Other intangible assets	1,316	114	202	62	143
Real estate properties	269	97	17	40	-31
Machinery and equipment	16,128	7,023	3,894	3,564	1,979
Fixed networks	7,022	1,635	1,626	1,213	1,272
Mobile networks	2,124	691	797	342	395
Other machinery and equipment	6,982	4,697	1,471	2,009	312
Shares and participations	2,574	1,926	573	1,864	546

Total gross investments	20,735	9,613	4,690	5,954	2,637
of which CAPEX	17,713	7,234	4,113	3,666	2,091
of which Acquisitions	3,022	2,379	577	2,288	546

      Gross investments are broken down by business and market segments in notes “Business Area Breakdown” and “Geographic Segment Breakdown.”

Cash and cash equivalents

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Investments with maturities up to and including three months	7,405	156	1,408
Cash and bank	1,518	1,051	1,619

Total cash and cash equivalents	8,923	1,207	3,027

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net indebtedness

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Long-term and short-term loans	29,124	36,777	23,783
Less: interest-bearing financial assets	-7,510	-5,998	-7,869
interest-bearing receivables	-4,191	-13,179	-4,119
short-term investments, cash and bank	-9,120	-1,559	-3,253

Total net borrowings	8,303	16,041	8,542
Provisions for pensions	2,358	3,028	1,794

Total net interest-bearing liability	10,661	19,069	10,336

19.     Business Area Breakdown

      During the first six months of 2002 Business Solutions telephony product area was moved from the business area Telia Networks to Telia Mobile. As the Group’s refine and focus efforts are essentially completed, Telia Equity was wound up as a business area. Remaining operations are named Telia Holding and are reported under Group-wide. In addition, smaller scale operations (the submarine cable company NorSea Com AS) were moved from Telia International Carrier to Telia Holding. Finally, commercial arrangements between Telia Networks and Telia International Carrier regarding certain leased international lines as well as purchasing procedures affecting Telia Networks and a divested former subsidiary have been changed. Business area figures for comparative periods have been restated.

January-December 2001 or December 31, 2001 (restated)

		Internet	International		Group-	of which
	Mobile	Services	Carrier	Networks	wide	Holding	Group

	(SEK in millions)
Net sales	19,830	3,305	4,632	34,065	-4,636	10,680	57,196
External net sales	17,857	3,288	3,652	29,159	3,240	3,072	57,196
Underlying EBITDA	4,705	-970	-1,569	11,710	-961	265	12,915
Depreciation, amortization & write-downs	-3,385	-606	-3,589	-5,422	-973	-886	-13,975
Items not reflecting underlying business operations	-49	-28	-1	-71	533	-209	384
Income from associates	361	-45	0	-2,363	8,183	8,233	6,136
Operating income	1,632	-1,649	-5,159	3,854	6,782	7,403	5,460
Operating capital	36,499	1,401	8,652	30,795	-7,197	287	70,150
of which Segment assets	42,810	2,810	14,074	39,525	8,151	1,296	107,370
of which segment liabilities	-6,311	-1,409	-5,422	-8,730	-15,348	-1,009	-37,220
Equity participation in associates	3,061	22	0	3,488	3,356	3,356	9,927
Investments	4,979	903	5,037	7,129	2,687	2,744	20,735
of which CAPEX	4,341	836	5,037	6,767	732	788	17,713
Number of employees	4,813	1,369	777	7,910	2,280	1,576	17,149
Average number of full-time employees	4,857	1,257	671	7,693	10,501	9,729	24,979

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January-June 2001 or June 30, 2001 (restated)

		Internet	International		Group-	of which
	Mobile	Services	Carrier	Networks	wide	Holding	Group

	(SEK in millions)
Net sales	9,445	1,572	2,078	16,513	-1,813	7,240	27,795
External net sales	8,357	1,528	1,627	14,289	1,994	1,901	27,795
Underlying EBITDA	2,241	-518	-567	5,630	-424	130	6,362
Depreciation, amortization & write-downs	-1,519	-173	-170	-2,532	-521	-476	-4,915
Items not reflecting underlying business operations	-14	-9	-1	41	284	41	301
Income from associates	119	-27	0	-2,906	2,865	2,886	51
Operating income	827	-727	-738	233	2,204	2,581	1,799
Operating capital	35,088	1,827	10,203	29,393	1,850	4,996	78,361
of which Segment assets	41,155	4,037	16,597	37,725	9,942	22,563	109,456
of which Segment liabilities	-6,067	-2,210	-6,394	-8,332	-8,092	-17,567	-31,095
Equity participation in associates	2,209	39	0	3,261	4,561	4,561	10,070
Investments	1,207	543	2,260	3,286	2,317	2,370	9,613
of which CAPEX	1,192	476	2,237	2,862	467	520	7,234
Number of employees	4,897	1,218	686	7,919	7,748	6,965	22,468
Average number of full-time employees	4,699	1,164	631	7,717	13,426	12,637	27,637

January-June 2002 or June 30, 2002

		Internet	International		Group-	of which
	Mobile	Services	Carrier	Networks	wide	Holding	Group

	(SEK in millions)
Net sales	10,471	2,011	2,490	16,639	-3,380	920	28,231
External net sales	9,764	1,993	2,088	13,788	598	461	28,231
Underlying EBITDA	2,591	-314	-618	5,608	-299	203	6,968
Depreciation, amortization & write-downs	-1,839	-369	-411	-2,821	-271	-240	-5,711
Items not reflecting underlying business operations	-348	-97	-1	-263	-95	-101	-804
Income from associates	131	-18	0	106	156	176	375
Operating income	535	-798	-1,030	2,630	-509	38	828
Operating capital	36,323	1,093	8,937	29,219	-5,564	1,522	70,008
of which Segment assets	42,604	2,415	14,538	37,502	6,908	6,874	103,967
of which Segment liabilities	-6,281	-1,322	-5,601	-8,283	-12,472	-5,352	-33,959
Equity participation in associates	2,960	33	0	2,586	2,839	2,839	8,418
Investments	1,379	236	438	2,060	577	471	4,690
of which CAPEX	1,128	206	438	2,057	284	177	4,113
Number of employees	4,484	1,447	796	7,492	2,342	1,523	16,561
Average number of full-time employees	4,538	1,450	794	7,414	2,333	1,522	16,529

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April-June 2001 or June 30, 2001 (restated)

		Internet	International		Group-	of which
	Mobile	Services	Carrier	Networks	wide	Holding	Group

	(SEK in millions)
Net sales	4,919	853	1,094	8,464	-1,127	3,455	14,203
External net sales	4,372	813	877	7,262	879	837	14,203
Underlying EBITDA	1,074	-168	-302	2,793	-383	-67	3,014
Depreciation, amortization & write-downs	-778	-97	-101	-1,285	-244	-221	-2,505
Items not reflecting underlying business operations	2	-8	-1	83	195	70	271
Income from associates	77	-12	0	-2,534	2,677	2,697	208
Operating income	375	-285	-404	-943	2,245	-2,479	988
Operating capital	35,088	1,827	10,203	29,393	1,850	4,996	78,361
of which Segment assets	41,155	4,037	16,597	37,725	9,942	22,563	109,456
of which Segment liabilities	-6,067	-2,210	-6,394	-8,332	-8,092	-17,567	-31,095
Equity participation in associates	2,209	39	0	3,261	4,561	4,561	10,070
Investments	697	292	1,128	1,859	1,978	1,996	5,954
of which CAPEX	685	240	1,126	1,449	166	184	3,666
Number of employees	4,897	1,218	686	7,919	7,748	6,965	22,468
Average number of full-time employees	4,699	1,164	631	7,717	13,426	12,637	27,637

April-June 2002 or June 30, 2002

		Internet	International		Group-	of which
	Mobile	Services	Carrier	Networks	wide	Holding	Group

	(SEK in millions)
Net sales	5,412	1,029	1,295	8,350	-1,740	458	14,346
External net sales	5,110	1,018	1,074	6,879	265	201	14,346
Underlying EBITDA	1,357	-144	-287	2,794	-133	131	3,587
Depreciation, amortization & write-downs	-942	-260	-214	-1,451	-137	-121	-3,004
Items not reflecting underlying business operations	-332	-96	-1	-229	-169	-30	-827
Income from associates	71	-9	0	122	179	186	363
Operating income	154	-509	-502	1,236	-260	166	119
Operating capital	36,323	1,093	8,937	29,219	-5,564	1,522	70,008
of which Segment assets	42,604	2,415	14,538	37,502	6,908	6,874	103,967
of which Segment liabilities	-6,281	-1,322	-5,601	-8,283	-12,472	-5,352	-33,959
Equity participation in associates	2,960	33	0	2,586	2,839	2,839	8,418
Investments	934	121	265	884	433	353	2,637
of which CAPEX	683	106	265	884	153	71	2,091
Number of employees	4,484	1,447	796	7,492	2,342	1,523	16,561
Average number of full-time employees	4,538	1,450	794	7,414	2,333	1,522	16,529

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.     Geographic Segment Breakdown

January-December 2001 or December 31, 2001

		Other Nordic	Baltic	Rest of	Rest of
	Sweden	countries	Region	Europe	world	Group

	(SEK in millions)
External net sales	46,348	8,113	133	1,667	935	57,196
Depreciation, amortization & write-downs	-7,975	-2,788	-23	-2,920	-269	-13,975
Income from associates	5,497	-22	-1,923	-246	2,830	6,136
Operating income	12,403	-2,483	-1,967	-4,474	1,981	5,460
Operating capital	24,218	34,289	5,623	5,647	373	70,150
of which Segment assets	48,862	39,549	5,807	8,919	4,233	107,370
of which Segment liabilities	-24,644	-5,260	-184	-3,272	-3,860	-37,220
Equity participation in associates	557	-3	5,508	1,568	2,297	9,927
Investments	10,122	5,136	1,271	3,661	545	20,735
of which CAPEX	8,668	4,752	83	3,611	599	17,713
Number of employees	13,365	2,739	196	352	497	17,149
Average number of full-time employees	20,922	2,880	201	411	565	24,979

January-June 2001 or June 30, 2001

		Other Nordic	Baltic	Rest of	Rest of
	Sweden	countries	Region	Europe	world	Group

	(SEK in millions)
External net sales	22,792	3,709	58	755	481	27,795
Depreciation, amortization & write-downs	-3,422	-1,253	-9	-99	-132	-4,915
Income from associates	125	-3	-1,629	-1,075	2,633	51
Operating income	3,788	-978	-1,643	-1,673	2,305	1,799
Operating capital	28,178	34,085	5,921	6,367	3,810	78,361
of which Segment assets	53,166	37,010	5,980	8,379	4,921	109,456
of which Segment liabilities	-24,988	-2,925	-59	-2,012	-1,111	-31,095
Equity participation in associates	1,778	23	5,792	78	2,399	10,070
Investments	5,211	1,835	833	1,445	289	9,613
of which CAPEX	4,121	1,382	20	1,430	281	7,234
Number of employees	18,687	2,606	202	407	566	22,468
Average number of full-time employees	23,231	3,143	197	446	620	27,637

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January-June 2002 or June 30, 2002

		Other Nordic	Baltic	Rest of	Rest of
	Sweden	countries	Region	Europe	world	Group

	(SEK in millions)
External net sales	22,285	4,469	110	931	436	28,231
Depreciation, amortization & write-downs	-3,725	-1,640	-14	-218	-114	-5,711
Income from associates	-145	1	86	194	239	375
Operating income	2,181	-1,185	88	-328	72	828
Operating capital	20,631	35,806	5,126	5,498	2,947	70,008
of which Segment assets	46,860	40,112	5,304	7,839	3,852	103,967
of which Segment liabilities	-26,229	-4,306	-178	-2,341	-905	-33,959
Equity participation in associates	779	-2	5,046	430	2,165	8,418
Investments	2,959	1,162	37	498	34	4,690
of which CAPEX	2,628	1,158	37	257	33	4,113
Number of employees	12,916	2,614	190	355	486	16,561
Average number of full-time employees	12,843	2,644	195	354	493	16,529

21.     Subsequent Event

      In July 2002, Telia was named as one of several defendants in a securities law class action suit relating to the initial public offering of Infonet Services Corp., in which Telia holds a 20 percent interest, in the form of Class A and Class B shares. The suit was originally filed in the U.S. District Court for the Central District of California in early December 2001, and did not name Telia as a defendant. The complaint was amended in July 2002, and, named as defendants, in addition to Infonet, certain officers and directors of Infonet, the underwriters of Infonet’s public offering, and each of the Class A shareholders of Infonet, including Telia. The suit alleges, among other things, that the prospectus used in connection with Infonet’s initial public offering contained material misstatements or omissions relating to the AUCS business, a part of which was transferred by Unisource, a company in which Telia had a minority interest, to Infonet in 1999. The plaintiffs assert counts against the alleged controlling shareholders of Infonet, including Telia, for violations of Sections 11, 12 and 15 of the Securities Act and violations of Section 20(a) and 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder. The complaint seeks, among other things, compensatory damages and/or rescission, requesting in particular that the selling shareholders, including Telia, be required to disgorge profits allegedly gained through the sale of Infonet common stock in the offering, which resulted in aggregate proceeds to the selling shareholders of over $400 million, including total proceeds of $53.8 million to Telia as a selling shareholder. Telia denies the allegations contained in the suit and intends to contest the suit vigorously.

22.     Swedish GAAP

Differences in principles

      Telia’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS). IAS deviates in certain respects from Swedish GAAP, primarily with respect to the reporting of financial instruments and the computation of pension liability and pension expense.

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial instruments

      Swedish law differs from IAS mainly with regard to unrealized value changes in derivatives and marketable securities, and accounting for liabilities hedged against changes in fair value. The Swedish Annual Accounts Act (ARL) stipulates valuation at the lower of acquisition cost or fair value.

Pensions

      When computing pension liability, IAS states, in contrast to Swedish praxis, that assumptions shall be made concerning expected pay increases, inflation, the discount rate, employee turnover, and expected return on plan assets. According to Swedish praxis, the effects of changed assumptions and/or outcomes other than expected shall be recognized in income immediately. IAS states that such items shall be recognized in income — and then over the remainder of the employee’s term of employment — only after the value exceeds a “corridor” equal to 10 percent of pension obligations or the market value of plan assets, whichever is higher.

Income taxes

      Deferred tax benefits and liabilities are calculated for all differences between IAS and Swedish GAAP, when applicable.

Translation into Swedish GAAP

      Application of Swedish GAAP affects the Group’s net income and equity as follows.

	Jan.-Dec.	Jan.-June	Jan.-June	April-June	April-June
	2001	2001	2002	2001	2002

	(SEK in millions)
Net income under IAS	1,869	541	157	250	30
Financial instruments	-43	-12	14	128	7
Pensions	-1,088	-530	-1,655	-513	-1,364
Deferred tax	317	152	459	108	380
Net income under Swedish GAAP	1,055	151	-1,025	-27	-947

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Shareholders’ equity under IAS	59,885	58,570	59,728
Financial instruments	126	277	-71
Pensions	145	703	-1,510
Deferred tax	-76	-274	443
Shareholders’ equity under Swedish GAAP	60,080	59,276	58,590

23.     U.S. GAAP

Differences in principles

      Telia’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS), which differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP). Application of U.S. GAAP would have affected shareholders’ equity as of June 30, 2001 and 2002 and net income for the six-month periods ended June 30, 2001 and 2002. The material differences between IAS and U.S. GAAP as related to Telia are discussed below.

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue recognition

      The SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (SAB 101) addresses revenue recognition under U.S. GAAP. Under this guidance, revenue earned from access, connection and similar fees should be recognized over the estimated life of the customer relationship. Also, SAB 101 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognize these costs over the life of the customer relationship. Under IAS, Telia recognizes this revenue and related costs when the services are provided and the related costs are incurred.

      Under U.S. GAAP, Telia has adjusted revenues to reflect the deferral of revenues and subsequent amortization over the estimated customer life of 7 years. Telia has elected not to defer any associated costs and expensed them as incurred, as permitted under U.S. GAAP.

Impairment charge

      At the end of 2001, Telia recorded an impairment charge under IAS relating to the impairment of its business area, Telia International Carrier. The business area was written down to its realizable value as determined by discounting the expected future cashflows. Under U.S. GAAP, the test for impairment uses the asset’s recoverable amount as determined using expected future undiscounted cashflows whereas under IAS the recoverability test uses discounted cashflows. The recoverable amount based on expected future undiscounted cash flows exceeded the carrying value and, hence, no impairment should be recorded under U.S. GAAP. Therefore, the impairment charge and the related valuation allowance for deferred tax (SEK 732 million as of December 31, 2001 and SEK 717 million as of June 30, 2002) under IAS was reversed.

Sale and leaseback

      In 1998, Telia sold its real estate business to external buyers, while Telia group companies stayed on as tenants. The profit from the divestiture was recognized as revenue in its entirety, under IAS, because the rental contracts are considered operating leases and the real estate was sold at market value. In 2001, two properties were divested on similar terms.

      U.S. GAAP has other requirements for recording earnings and in this case would not allow the immediate recognition of the entire surplus generated by the divestiture. The Telia group has retained more than an insignificant part but less than substantially all use of the real estate properties. If U.S. GAAP were applied during the period 1998-2012 and the period 2001-2013, that portion of the profit that exceeds the present discounted value of future gross rental payments at the time of divestiture would be recognized as revenue in proportion to the gross rental payments.

      Besides the leases, which extend 3-15 years depending on the type of property, no commitments or other circumstances exist that entail or are contingent on any future commitment to the real estate properties divested on the part of the Telia group.

Alecta/SPP funds

      In 2000, Alecta, a Swedish insurance company formerly called SPP, announced a refund of pension premiums paid. Part of the refund was repaid in cash and the remaining balance could be applied against future premiums, be paid in cash over several years, or be paid in a lump sum. IAS recognizes the entire refund, discounted, as revenue and with a corresponding receivable from Alecta. Under U.S. GAAP, only actual cash receipts can be recognized as revenue.

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share of earnings in associated companies

      Telia’s share of net income of its associated companies is determined using the equity method and is based on the net income of the investees prepared in accordance with IAS. This reconciliation item reflects adjustments for the differences between IAS and U.S. GAAP relating to the associates.

Financing of associated companies

      Telia, under IAS, records interest costs arising from financing of associated companies in its operations as incurred. U.S. GAAP requires that interest costs be capitalized to the extent that such costs relate to an associated company while the associated company has activities in progress necessary to commence its planned principal activities as prescribed by FASB Statement No. 34 “Capitalization of Interest Costs.”

Goodwill

      Under IAS, Telia amortizes goodwill and other intangible assets. In accordance with FASB Statement No. 142 “Goodwill and Other Intangible Assets” (FAS 142), goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, Telia began applying the new accounting rules beginning January 1, 2002.

      The adoption of FAS 142 required Telia to perform an initial impairment assessment on all goodwill as of January 1, 2002. At this date, Telia had no other acquired indefinite lived intangible assets. During the second quarter assessments were completed for intangible assets for both Telia and its equity method investees. Telia did not recognize any impairment loss as a result of assessing impairment.

      As a result of adoption, Telia under U.S. GAAP realized a pre-tax benefit of approximately SEK 915 million on amortization reductions for goodwill in the first half of 2002.

      The following table shows the pro forma effects on goodwill amortization, and consolidated pro forma net income and earnings per share, had FAS 142 been applied as of January 1, 1999.

	January-December
				Jan-June
	1999	2000	2001	2001

	(SEK in millions)
Reported net income under U.S. GAAP	4,218	9,991	4,534	584
Add-back: Goodwill amortization, net of tax, on
subsidiaries	134	655	1,375	688
associated companies	264	1,012	902	617
Pro forma net income under U.S. GAAP	4,616	11,658	6,811	1,889
Basic and diluted earnings per share (SEK)
Reported	1.48	3.41	1.51	0.19
Pro forma	1.62	3.98	2.27	0.63

Changes in accounting principles

      FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (FAS 133) was effective January 1, 2001. FAS 133 requires that all derivatives be measured at fair value and recognized as either assets or liabilities on the balance sheet. Changes in the fair value of derivative instruments not used as hedges will be recognized in earnings immediately. Changes in the fair value of derivative instruments

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

used effectively as hedges will be recognized either in earnings for hedges of changes in fair value or in Other Comprehensive Income for hedges of changes in cash flows. The effective portion of a derivative’s change in fair value will be immediately recognized in earnings. Under FAS 133, a foreign exchange risk hedge on firm commitments can either be recorded as a fair value hedge or as a cash flow hedge. Telia records these hedges as cash flow hedges.

      The transitional rules in IAS 39 and FAS 133 differ somewhat from each other. Under IAS, Telia recorded the changes in accounting principles as adjustments to the opening balance of shareholders’ equity. Under U.S. GAAP adjusting entries are, in certain cases, recorded in earnings (FAS 133, paragraph 52).

Stock based compensation

      Under IAS, Telia does not record an expense with respect to its employee stock option program, implemented in 2001. Under U.S. GAAP, the compensatory effects of stock options are measured and recognized in the financial statements as an expense. Telia accounts for stock option grants under U.S. GAAP in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and recognizes the intrinsic value as stock-based compensation expense. For the six-month period ended June 30, 2002, Telia recognized SEK 0.

Income taxes

      Deferred tax benefits and liabilities are calculated for all differences between IAS and U.S. GAAP, when applicable.

Translation into U.S. GAAP

      Application of U.S. GAAP has the following effects on consolidated net income and shareholder’s equity.

	Jan.-Dec.	Jan.-June	Jan.-June
	2001	2001	2002

	(SEK in millions)
Net income under IAS	1,869	541	157
Revenue recognition	-239	-111	-78
Impairment charge	3,027	—	-59
Sale and leaseback	-274	105	228
Alecta/SPP funds	138	57	92
Share of earnings in associated companies	29	15	0
Financing associated companies	-15	-16	0
Goodwill	2	—	915
Changes in accounting principles	4	4	—
Deferred tax	-7	-11	-68

Net income under U.S. GAAP	4,534	584	1,187

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Shareholders’ equity under IAS	59,885	58,570	59,728
Revenue recognition	-3,956	-3,828	-4,034
Impairment charge	3,027	—	2,968
Sale and leaseback	-1,645	-1,264	-1,416
Alecta/SPP funds	-249	-331	-157
Share of earnings in associated companies	—	-14	0
Financing associated companies	3	2	3
Goodwill	2	—	926
Deferred tax	1,522	1,517	1,454

Shareholders’ equity under U.S. GAAP	58,589	54,652	59,472

      The adjustments would have changed certain items in the consolidated income statements and balance sheets. The table shows summary income statements and balance sheets after the application of U.S. GAAP.

	Jan.-Dec.	Jan.-June	Jan.-June
	2001	2001	2002

	(SEK in millions)
Income statements under U.S. GAAP
Net sales	56,957	27,684	28,153
Income from associated companies	6,147	47	565
Operating income	8,124	1,840	1,919
Income after financial items	7,481	1,465	1,555
Income taxes	-2,925	-859	-376
Minority interests	-22	-22	8
Net income	4,534	584	1,187
Basic and diluted earnings per share (SEK)	1.51	0.19	0.40

	December 31,	June 30,	June 30,
	2001	2001	2002

	(SEK in millions)
Balance sheets under U.S. GAAP
Fixed assets	99,236	96,038	97,840
Current assets	33,259	35,329	26,564
Total assets	132,495	131,367	124,404
Equity	58,589	54,652	59,472
Minority interests	204	1,497	245
Provisions	13,107	12,042	12,475
Long-term loans	25,193	26,092	20,933
Short-term loans	3,931	10,685	2,850
Long-term liabilities	6,262	4,383	6,184
Current liabilities	25,209	22,016	22,245
Total equity and liabilities	132,495	131,367	124,404

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive income

      The accounts should comply with FASB Statement No. 130 “Reporting Comprehensive Income” to take into account the concept of comprehensive income. This concept includes net income for the year and items charged directly to equity originating from non-owner sources.

	Jan.-Dec.	Jan.-June	Jan.-June
	2001	2001	2002

	(SEK in millions)
Net income under U.S. GAAP	4,534	584	1,187
Derivatives at fair value: Application of FAS 133	-182	-182	-182
Change during the year	114	131	41
Unrealized gains/losses on securities available for sale	143	3	107
Translation of foreign operations	3,785	3,928	159
Other items	-155	-178	-11
Other comprehensive income	3,705	3,702	296

Comprehensive income	8,239	4,286	1,483

Restructuring costs

      For the six-month period ended June 30, 2002, Telia recorded restructuring costs totaling SEK 510 million, including write-offs of intangible and tangible fixed assets. In addition, personnel reduction costs totaling SEK 140 million, that would be classified as Employee Termination Benefits under U.S. GAAP, are included in Note 7 Operating Costs — Administration.

      These costs relate to Management’s plan to streamline the core business, which started at the beginning of the year. Substantial efficiency measures and restructuring efforts have been made within sales and distribution, partly by reducing the number of customer service centers in Sweden. The plan is to reduce the number of service centers by 18 from 31 to 13 centers. In total the streamlining affects over 1,000 employees, of which over 500 staff members within Telia Mobile, approximately 400 within Telia Networks, approximately 70 within Telia Internet Services and some 50 within Telia Holding. The streamlining efforts will continue in the autumn and may lead to further redundancies, mainly within the Swedish operations.

      The redundancies in the wholly-owned Swedish operations are being handled by a Group-wide unit, Telia Resources and Redeployment, which will support redundant employees in their efforts to find new employment either within or outside the Group for the statutory period of notice as well as a further six months, although for a period of no less than 10 months in all. Costs incurred include re-training, severance pays and early-retirement costs. During the streamlining efforts, a freeze has been imposed on the employment of permanent staff and also on the employment of temporary staff and consultants.

      Some of the measures taken involve closing down of operations, like Vimera (customer training) and Time (accounting services) within Telia Holding and part of the portal business and payment and security services within Telia Internet Services, the latter including equipment being written-off due to economic obsolescence. Furthermore some 30 retail outlets in Finland were transferred to a new owner.

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Except costs recorded under the Administration function, which have been paid in cash as incurred, and write-off items, which are non-cash in nature, each element of the streamlining effort costs would result in future cash outflows. The material elements of these streamlining effort costs are as follows.

Jan.-June
2001

(SEK in
millions)
Workforce reduction	504
Administrative support systems write-off	57
Internet services equipment write-off	80
Other	9

Total charges	650

      For the year ended December 31, 2001, Telia recorded restructuring costs totaling SEK 524 million, primarily associated with Management’s plan to cease its satellite-related activities. This plan involved the termination of employees, evaluating the usefulness of satellite station equipment, terminating contractual commitments and incurring legal, accounting and similar fees which Management expects to be substantially completed within a period of 12 months, although the termination of one satellite capacity contract could conclude in 2004.

      The satellite-restructuring plan affects 48 employees who will cease their services later in 2002 and were still employed by Telia at June 30. These employees include operating and product development personnel and corporate staff.

      Upon evaluation of the satellite station equipment, Telia’s decision to no longer pursue its satellite activities resulted in the equipment having no further economic use and was written off. Termination of various satellite capacity contracts will result in triggering penalty payments.

      Each of the elements of satellite restructuring costs during 2001 would result in future cash outflows except for equipment write-off, which is non-cash in nature. The material elements of satellite restructuring costs were as follows.

		Cash outflow
	Charges	Jan.-June
	2001	2002

	(SEK in millions)
Restructuring provision, beginning of period	—	455
Workforce reduction	39	-17
Contractual commitments	357	-17
Site restoration, customer compensation, other costs	59	0

Restructuring provision, end of period	455	421
Satellite station equipment write-off	45

Total charges	500

Recently issued accounting pronouncements

FAS 143

      FASB Statement No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (FAS 143) was issued in August 2001. FAS 143 addresses financial accounting and reporting for the

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retirement obligation of an asset and states that companies should recognize the asset retirement cost, at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently up-dated for revised estimates of the discounted cash outflows. FASWS 143 will be effective for fiscal years beginning after June 15, 2002. Telia does not expect the application of FAS 143 to have a material effect on its U.S. GAAP earnings and financial position.

FAS 144

      In October 2001, FASB Statement No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets” (FAS 144) was issued. FAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed. The Statement became effective for fiscal years beginning after December 15, 2001. The adoption of FAS 144 did not have a material effect on Telia’s U.S.  GAAP financial position, results of operations, or cash flows.

FAS 145

      FASB Statement No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (FAS 145) was issued in April 2002. FAS 145 rescinds FAS 4 “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, FAS 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” FAS 145 also rescinds FAS 44 “Accounting for Intangible Assets of Motor Carriers.” FAS 145 amends FAS 13 “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of FAS 145 related to the rescission of FAS 4 shall be applied in fiscal years beginning after May 15, 2002. Two provisions related to FAS 13 became effective for transactions occurring after May 15, 2002. All other provisions of FAS 145 shall be effective for financial statements issued on or after May 15, 2002. The application of FAS 145 did not or will not have a material effect on Telia’s U.S. GAAP earnings and financial position.

FAS 146

      In July 2002, FASB Statement No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146) was issued. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between FAS 146 and EITF 94-3 relates to FAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. FAS 146 states that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Telia does not expect the application of FAS 146 to have a material effect on its U.S. GAAP earnings and financial position.

TELIA AB AND SUBSIDIARIES

SELECTED EXPLANATORY NOTES TO

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EITF

      During 2001 the Emerging Issues Task Force (EITF) within FASB discussed the EITF 00-14 regulations “Accounting for Certain Sales Incentives,” EITF 00-22 “Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 00-25 “Vendor In-come Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” which in November led to the publication of EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” EITF 00-14, 00-22 and 00-25 are concerned with the extent to which different types of considerations or benefits to retailers or customers shall be recorded as reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations shall be applied for fiscal years beginning after December 15, 2001. Implementation of these regulations had no material effect on Telia’s revenue recognition under U.S. GAAP.

Consolidated Financial Statements

of Sonera Corporation and subsidiaries
as of and for the years ended
December 31, 1999, 2000 and 2001

[This page left blank intentionally.]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Sonera Corporation

We have audited the consolidated balance sheets of Sonera Corporation and subsidiaries as of December 31, 1999, 2000 and 2001 and the related consolidated income statements and consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Group 3G UMTS Holding GmbH (a 42.8 percent owned investee company). The Company’s investment in and advances to Group 3G UMTS Holding GmbH were €908 million and €2,719 million, respectively, on December 31, 2000, and €864 million and €2,719 million, respectively, on December 31, 2001 and its equity in earnings of Group 3G UMTS Holding GmbH was a loss of €2 million and €72 million for the years ended December 31, 2000 and 2001, and 2001, respectively. The financial statements of Group 3G UMTS Holding GmbH were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Group 3G UMTS Holding GmbH is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Finland and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Sonera Corporation and subsidiaries as of December 31, 1999, 2000 and 2001, and the results of their operations and their cash flows for the three years then ended in conformity with accounting principles generally accepted in Finland.

      The report of the other auditors on the financial statements of Group 3G UMTS Holding GmbH includes an explanatory paragraph describing substantial doubt about Group 3G UMTS Holding GmbH’s ability to continue as a going concern; these financial statements do not include any adjustments that might result from the outcome of this uncertainty. As disclosed in Note 25 to the consolidated financial statements of Sonera Corporation, on July 24, 2002, the board of directors of Group 3G UMTS Holding GmbH decided to halt the current operations of Group 3G UMTS Holding GmbH.

      Generally accepted accounting principles in Finland vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the years ended December 31, 1999, 2000 and 2001, and shareholders’ equity as of December 31, 1999, 2000 and 2001, to the extent summarized in Note 24 to the consolidated financial statements.

Helsinki, Finland

April 29, 2002, except for Note 25, which is as of September 30, 2002

KPMG WIDERI OY AB

Solveig Törnroos-Huhtamäki

Authorized Public Accountant

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Income Statements

		Year ended December 31,

	Note	1999	2000	2001

		(€ in millions, except shares
		and per share amounts)
Revenues	(22)	1,849	2,057	2,187
Other operating income	(2)	45	1,589	916
Operating expenses:	(3)
Cost of sold equipment and materials		(142)	(160)	(143)
Services bought		(431)	(511)	(565)
Personnel expenses		(340)	(445)	(512)
Rental expenses		(47)	(65)	(93)
Other operating expenses		(266)	(418)	(507)

Total operating expenses		(1,226)	(1,599)	(1,820)
Depreciation and amortization	(4)	(281)	(299)	(332)

Operating profit		387	1,748	951
Equity income (loss) in associated companies	(11)	110	121	(202)
Sales and write-downs of short-term investments	(5)	—	—	(272)
Financial income and expenses	(6)	—	(9)	(32)

Profit before income taxes, minority interest and extraordinary items		497	1,860	445
Income taxes	(7)	(126)	(318)	(35)
Minority interest		(1)	(1)	(1)

Profit before extraordinary items		370	1,541	409
Cumulative effect of accounting changes, net of income taxes	(8)	—	(35)	—

Net income		370	1,506	409

Earnings per share, before extraordinary items (€)	(9)	0.42	1.72	0.44

Cumulative effect of accounting changes, net of income taxes (€)		—	(0.04)	—

Earnings per share (€)	(9)	0.42	1.68	0.44

Average number of shares adjusted with effect of Rights Offering (1,000)		880,500	897,472	924,346

Cash dividends per share		0.07	0.10	0.07

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

		As of December 31,

	Note	1999	2000	2001

		(€ in millions)
ASSETS
Fixed assets and other long-term investments	(10)
Intangible assets		69	116	98
Property, plant and equipment
Land		17	20	21
Buildings		114	121	114
Machinery and equipment		95	119	108
Telecommunications networks		858	848	878
Other tangible assets		45	54	52
Advances paid and construction in progress		30	103	96

		1,159	1,265	1,269
Long-term investments and receivables
Investments in associated companies	(11)	1,637	2,367	2,524
Other shares and holdings	(23)	154	2,370	469
Long-term receivables	(12)	35	42	3,075

		1,826	4,779	6,068

Total fixed assets and other long-term investments		3,054	6,160	7,435

Current assets
Inventories		36	40	33
Receivables
Trade accounts receivable		335	413	391
Loans receivable		19	2,817	45
Prepaid expenses and accrued income		42	154	160
Other receivables		8	34	14

		404	3,418	610
Cash and short-term investments
Short-term investments	(13)	77	68	620
Cash and cash equivalents		38	88	96

		115	156	716

Total current assets		555	3,614	1,359

TOTAL ASSETS		3,609	9,774	8,794

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

		As of December 31,

	Note	1999	2000	2001

		(€ in millions)
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(14)
Share capital		310	320	480
Share premium fund		13	14	858
Treasury shares		—	(28)	(22)
Additional paid-in capital		505	505	505
Accumulated currency translation adjustment		55	85	101
Retained earnings		548	831	2,244
Net income for the year		370	1,506	409

		1,801	3,233	4,575
Minority interest		14	16	13

Total shareholders’ equity and minority interest		1,815	3,249	4,588

Non-current liabilities
Long-term debt	(15)	1,124	1,842	2,007
Deferred tax liability	(7)	95	139	127
Other long-term liabilities	(16)	20	32	21

		1,239	2,013	2,155
Current liabilities
Current debt	(15)	172	3,848	55
Current portion of long-term debt	(15)	—	107	1,418
Advances received		11	15	20
Trade accounts payable		194	298	241
Accrued expenses and prepaid income		172	215	247
Other current liabilities		6	29	70

		555	4,512	2,051

Total liabilities		1,794	6,525	4,206

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,609	9,774	8,794

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Operating activities
Net income	370	1,506	409
Depreciation and amortization	281	299	332
Gain from sale of VoiceStream and Powertel shares	—	—	(595)
Gain from sale of TietoEnator shares	—	—	(286)
Sales and write-downs of short-term investments	—	—	272
Write-downs of other shares and fixed assets	—	10	111
Gain from Aerial/ VoiceStream merger	—	(835)	—
Gain from sale of Turkcell shares	—	(680)	—
Net gain on disposal of other shares and fixed assets	(24)	(45)	(2)
Equity (income) loss in associated companies	(110)	(121)	202
Dividends received from associated companies	14	30	33
Deferred tax expense (benefit)	18	41	(17)
Effect of accounting changes	—	35	—
Other adjustments to cash	(28)	(8)	(34)
Change in working capital, net of acquisitions and disposals
(Increase) decrease in inventories	(14)	(3)	7
Increase in non-interest bearing receivables	(108)	(190)	(243)
Increase in non-interest bearing liabilities	43	188	8

Cash provided by operating activities	442	227	197
Investing activities
Capital expenditures	(338)	(430)	(359)
Acquisitions of subsidiaries, net of cash acquired	(9)	(20)	(1)
Investments in associated companies	(266)	(1,195)	(347)
Investments in other shares and holdings	(135)	(902)	(178)
Proceeds from sale of fixed assets	7	1	36
Proceeds from sale of subsidiaries, net of cash disposed	2	9	—
Proceeds from sale of associated companies	2	770	—
Proceeds from sale of other shares and holdings	10	6	2,157
Increase in long-term loans receivable	(1)	(4)	(35)
(Increase) decrease in current loans receivable	(2)	(2,815)	1
(Increase) decrease in short-term investments	(41)	8	(51)

Cash (used in) provided by investing activities	(771)	(4,572)	1,223
Financing activities
Withdrawals of long-term debt	545	1,004	2,905
Repayments of long-term debt	(210)	(179)	(1,429)
Increase (decrease) in current debt	35	3,684	(3,793)
Rights offering	—	—	973
Dividends paid	(61)	(87)	(67)
Sales of rights related to treasury shares	—	—	1
Repurchase of shares	—	(28)	—

Cash provided by (used in) financing activities	309	4,394	(1,410)
Effect of exchange rate changes on cash and cash equivalents	1	1	(2)

Net (decrease) increase in cash and cash equivalents	(19)	50	8
Cash and cash equivalents at beginning of year	57	38	88

Cash and cash equivalents at end of year	38	88	96

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting policies

Description of business

      Sonera Corporation (the “Parent Company”) and its subsidiaries (together, “Sonera”, the “Company” or the “Group”) provide a wide range of telecommunication services to residential and business customers, primarily in Finland. Sonera’s major lines of business include mobile communications, service business, fixed network domestic and international voice and data services, equipment sales, and construction and maintenance services, and other services relating to the Group’s operations. Sonera currently generates approximately 93 percent of its consolidated revenues from sales to customers in Finland. Sonera has also significant minority shareholdings in mobile and fixed network telecommunications operators abroad.

      The predecessor entity of Sonera Corporation was incorporated under the name of Telecom Finland Ltd on January 1, 1994, when the operations of Posts and Telecommunications of Finland, the Finnish national postal and telecommunications authority, were separated into Telecom Finland Ltd and Finland Post Ltd. Both companies were wholly-owned subsidiaries of the State-owned management holding company PT Finland Ltd. On July 1, 1998, PT Finland Ltd demerged into two State-owned management holding companies, Sonera Group plc and Finland Post Group Ltd. On September 30, 1999, Sonera Group plc was merged with its principal operating subsidiary Sonera Ltd, and was renamed Sonera Corporation.

Basis of presentation

      The Consolidated Financial Statements have been prepared in accordance with Finnish generally accepted accounting principles (“Finnish GAAP”), as stipulated in the Finnish Accounting Act 1336/1997. Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 24 to the Consolidated Financial Statements for a discussion of the principal differences between Finnish GAAP and U.S. GAAP that would affect Sonera’s consolidated net income and shareholders’ equity if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Consolidated Financial Statements.

      The Consolidated Financial Statements are presented in millions of euros, except for share and per share amounts.

      The Consolidated Financial Statements are prepared under the historical cost convention. Estimates and assumptions used by management in preparing these Consolidated Financial Statements were determined using the most recent and accurate information available. Actual results could differ from those estimates.

Principles of consolidation

      The Consolidated Financial Statements include the accounts of Sonera Corporation and those companies in which it holds, directly or indirectly through subsidiaries, over 50 percent of the shares and voting rights.

      The companies acquired or established during the financial period have been consolidated from the month of acquisition or formation. The companies disposed of during the financial period have been consolidated up to the month of disposal.

      All intra-Group transactions and balances are eliminated as part of the consolidation process. Minority interests in earnings and shareholders’ equity are presented separately in the income statement and balance sheet.

      Except as described below, acquisitions of companies are accounted for by using the purchase method. The cost of acquired shares is allocated to the fair values of acquired assets and liabilities. The remaining difference is carried as goodwill on consolidation and amortized over its estimated useful life, generally not exceeding ten years.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In April 2000, Sonera acquired all shares in Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. In June 2000, Sonera acquired all shares in iD2 Holding AB of Sweden. The acquisition was paid for by issuing 4,802,431 new shares. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. Therefore, under Finnish GAAP, Sonera has not recorded goodwill from the acquisitions.

      The total amount of shares issued in connection with Across and iD2 acquisitions was 21,534,486 and the fair value of shares issued, measured on the time of issuance, totaled €1,147 million. If fair value had been used to record the transactions, Sonera would have recorded goodwill and a corresponding increase in share premium fund totaling €1,136 million. Assuming a five-year amortization period for goodwill, Sonera would have recorded amortization of goodwill of €69 million for the year ended December 31, 2001 (€852 million for the full year 2000, including write-down of goodwill of €704 million).

      Earnings in companies in which Sonera has significant influence (associated companies) are included in the consolidated accounts in accordance with the equity method of accounting. Generally, Sonera is considered to have significant influence when it holds 20 to 50 percent of the shares and voting rights. Any goodwill arising from the acquisition of shares in associated companies is included in the carrying value of investments in associated companies and amortized over estimated useful life, generally not exceeding ten years.

      Shareholdings which are not treated as subsidiaries or associated companies are carried at cost or at a written-down amount, and only dividends received are included in the consolidated income statement.

Foreign currency translation

      Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of transaction. At the end of the accounting period, unsettled foreign currency balances are translated at the closing rate on the balance sheet date. Foreign exchange gains and losses on trade accounts receivable and payable are charged or credited to revenues and operating expenses, respectively. In relation to revenues and operating expenses, these exchange gains and losses are insignificant. Other foreign exchange gains and losses are recorded as financial income and expenses.

      The income statements of foreign subsidiaries are translated at the average exchange rates for the accounting period, and the balance sheets are translated at the closing rate on the balance sheet date. All translation differences arising from the consolidation of foreign subsidiaries and associated companies are credited or charged directly to retained earnings.

Derivative financial instruments

      The business operations of Sonera give rise to certain exposure to risks related to currency and interest rates. These risks are managed to minimize their impact on Sonera’s profitability and financial position.

      Sonera considers its derivative financial instruments to be hedging instruments when certain criteria are met:

•	For an interest rate derivative instrument to qualify as a hedge, the instrument must

(a)	relate to an asset or a liability, or to a portfolio of assets and liabilities; and

(b)	change the character of the interest rate by converting variable rate to a fixed rate or by converting fixed rate to a convertible rate.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	For a foreign currency derivative instrument to qualify as a hedge, the instrument must

(a)	be related to a foreign currency asset, liability or firm commitment, or a portfolio of assets, liabilities and firm commitments, the characteristics of which have been identified;

(b)	involve the same currency as the hedged item; and

(c)	reduce the risk of foreign currency exchange movements on Sonera’s operations.

      Derivative financial instruments are not used for speculative purposes.

Interest rate swaps

      Interest rate swap agreements that are designated as hedges of a debt obligation are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to the interest expense of the designated liability.

      Amounts due from and payable to the counter-parties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

Forward exchange contracts and currency swaps

      Gains and losses on forward exchange contracts and currency swaps that are designated and effective as hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The interest component determined at the inception of contracts is accrued as interest income or expenses over the contract term.

Interest rate and foreign currency options

      Gains and losses on foreign currency options that are designated and effective as hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Option premiums are recorded as an asset or liability and amortized over the life of the option.

Fixed assets and other long-term investments

      The balance sheet values of fixed assets are stated at historical cost, less accumulated depreciation and amortization. Construction costs include directly allocable costs and an appropriate allocation of material and production overheads. Production overhead does not include general and administrative expenses. Interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in coming years as part of depreciation on fixed assets.

      The cost of assets received from Posts and Telecommunications of Finland upon the incorporation of Telecom Finland Ltd on January 1, 1994 was equal to the carrying value of transferred assets on the December 31, 1993 balance sheet of the former government authority. The carrying values of assets transferred did not exceed fair values of those assets on January 1, 1994.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets, except for land, which is not depreciated. Estimated useful lives for various assets are:

Intangible rights	3 — 10 years
Goodwill	5 — 10 years
Other intangible assets	3 — 10 years
Buildings	15 — 40 years
Machinery and equipment	3 — 8 years
Telecommunications networks	4 — 20 years
Other tangible assets	3 — 10 years

      Sonera reviews its fixed assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, a write-down is recognized in an amount by which the asset’s carrying value exceeds the sum of the expected future cash flows.

      Long-term investments and receivables include financial assets which are intended to be held for over one year. Marketable equity securities are stated at cost, or at a lower market value if the impairment in value is deemed to be permanent. Marketable debt securities are stated at cost when intended to be held to maturity, or at the lower of cost or market when available for sale.

Leased assets

      Sonera leases certain equipment to its customers under capital lease terms. These lease transactions are accounted for as a sale of asset and an incurrence of an interest-bearing receivable. Sonera considers a lease agreement to qualify as a capital lease when one or more of the following criteria are met:

(a)	the lease term is equal to 75 percent or more of the estimated economic life of the leased equipment;

(b)	the present value at the beginning of the lease term of the minimum lease payments is 90 percent or more of the fair value of the leased equipment;

(c)	the lease contains a bargain purchase option; or

(d)	the lease transfers ownership of equipment to the lessee by the end of the lease term.

      Sonera does not currently hold any significant assets under capital lease terms. Assets held under operating leases are not recorded on the balance sheet, and the lease payments are charged to income as incurred.

Inventories

      Inventories are stated at the lower of cost or net realizable value. Cost is determined either using the first-in, first-out method or the average cost method.

Prepaid and accrued expenses and income

      Prepaid expenses and accrued income mainly consist of accrued interest income and financial fee income. Accrued expenses and prepaid income mainly consist of accrued interest, tax and payroll-related expenses.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and short-term investments

      Cash and cash equivalents include cash on hand, cash in banks and in time deposits with a maturity of less than three months, as well as other highly liquid funds equivalent to cash money, with an original maturity of less than three months.

      Short-term investments include marketable equity securities as well as time deposits and other debt securities for which the intended holding period generally is less than one year. Marketable debt and equity securities are stated at the lower of cost or market.

Revenues

      Revenues include revenue from services and goods sold, adjusted for discounts granted, sales-related taxes and the effects of foreign exchange rate differences.

      Revenues from connection fees (including the price of SIM cards) that are received from the sale of new subscriptions are recognized at the time of sale to the extent of direct costs incurred. Direct costs incurred in connection with mobile connection revenues consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card, and the cost of the printed new customer information package. For the fixed line connection revenues, the direct costs consist primarily of installation work and the cost of a printed telephone directory given to each new subscriber. To date direct costs associated with connection fees (including the price of SIM cards) have exceeded such revenues. Therefore, no connection revenues have been deferred.

      Revenues from monthly subscription charges are recognized for the month that they relate to. Traffic revenues and interconnection revenues are recognized based on actual traffic.

      Other revenues are recognized when services are rendered, or when goods are delivered to the customer. Sonera has no significant long-term contract deliveries.

Research and development

      All costs relating to research and development activities are expensed as incurred. Research and development expenditure was €64 million, €70 million and €82 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Maintenance, repairs and renewals

      Maintenance and repair costs are expensed as incurred. Costs from any major improvement or renovation that extend the useful life of an asset are capitalized as part of the carrying value of the asset. Costs from leasehold improvements of rental premises are capitalized as intangible assets and amortized over ten years or, if shorter, over the lease term.

Pension plans and coverage of pension liabilities

      The statutory pension benefits as well as certain additional pension benefits for most of the personnel in Finland are funded through the PT Pension Fund. The PT Pension Fund is a multi-employer plan of Sonera and Finland Post Group Ltd. It was split up in two on January 1, 2002, after which both Sonera and Finland Post have their own pension funds. Sonera’s pension liabilities and the respective portion of the plan assets were transferred to the Sonera Pension Fund. As the split-up resulted in a separation of plan assets in relation to respective shares in total liabilities, the split-up does not change Sonera’s pension obligations and the funding status of those obligations. The split-up is not considered a taxable transaction to the Sonera Pension Fund or Sonera.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Sonera is responsible for ensuring that its pension liabilities are sufficiently funded at all times. On December 31, 2001 and January 1, 2002, both statutory and additional pension benefits were fully funded.

      Sonera makes monthly contributions to the Sonera Pension Fund at the end of each month and records those contributions as expenses. Other than amounts accrued for the next contribution payable, Sonera does not record liabilities for pensions as the Company has transferred all such funds to the Sonera Pension Fund.

      The statutory pension liabilities of certain minor Finnish subsidiaries are funded through pension insurance. Subsidiaries outside Finland have various pension schemes in accordance with the local requirements and practices. The schemes are generally funded through payments to insurance companies.

      The President & CEO of the Parent Company and two members of the Executive Management Team have a right to retire after the age of 60, at the statutory 60 percent total pension. These additional pension benefits have been funded through a group pension insurance. There are no significant exceptions to the normal practices in the pension benefits of Managing Directors of subsidiaries. However, certain Managing Directors have the right to retire at the age of 63 to 64, based on the additional pension benefit arrangement related to the departure from the Finnish State pension plan. The additional pension benefits have been funded through the Sonera Pension Fund.

Commissions paid to distributors

      Sonera pays the distributors of Sonera’s GSM subscriptions a sign-up commission per subscription. The commission received by the distributor is divided into five payments, the timing of which is dependent, among other things, on the accumulated traffic produced by the new subscriber and on the timely payment of monthly subscription charges of the new subscriber.

      The first payment of commission is a fixed amount and is earned by the distributor after two months from the time of sale of a new subscription, provided that the subscription has not been closed during those two months. The commission is charged to expense during two months starting from the time of sale.

      The second, third and fourth payments of commission are also fixed amounts. However, they are earned by the distributor at specific points in time if the subscription remains active. The expense for these payments is accrued ratably over such periods of time.

      The fifth payment of commission is a fixed amount that is earned by the distributor if a specific accumulation of traffic by the subscriber is achieved. The fifth payment is accrued based on the actual traffic. If the accumulation of traffic does not exceed the milestone the distributor receives no payment at all.

      Once conditions for the payment have been met, amounts will be paid to the distributor and are not subject to refund.

Other operating income and expenses

      Other operating income includes income from business activities outside ordinary service production, such as rental income and gains on the sale of fixed assets and other long-term investments, as well as fees charged on collection of overdue receivables.

      Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to general administration. Additionally, write-downs and losses from the disposition of fixed assets and other long-term investments are reported within other operating expenses.

      All advertising costs are expensed as incurred. Advertising expenses were approximately €37 million, €40 million and €51 million for the years ended December 31, 1999, 2000 and 2001, respectively.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loan withdrawal fees

      Arrangement and other up-front fees on the withdrawal of loans are accrued to expense over the loan period.

Provisions for contingent losses

      Provisions are made for identified contingent losses, the future realization of which is probable and the amount of which can be reasonably estimated. Provisions are reported as non-interest bearing liabilities in the balance sheet. Sonera did not have any material provisions for contingent losses during the years ended December 31, 1999, 2000 and 2001.

Untaxed reserves

      In Finland and certain other countries, companies are allowed to reduce or increase taxable income by charges or credits representing adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company’s financial statements and accumulated as untaxed reserves in the balance sheet.

      Sonera’s untaxed reserves relate to the accumulated tax depreciation of telecommunications networks exceeding the accumulated depreciation in financial statements.

      On consolidation, all allocations to untaxed reserves in the accounts of individual companies are presented as retained earnings, net income and a related deferred tax component on an aggregate basis. Under the Finnish Companies Act, untaxed reserves presented as retained earnings are not included when the maximum amount of distributable funds is calculated.

Income taxes

      Income taxes consist of current and deferred taxes. Current taxes in the income statement include estimated taxes payable or refundable on tax returns for the financial year, as well as adjustments to tax accruals related to previous years.

      Deferred tax liabilities or assets are recognized for the future tax consequences of events that have been recognized in financial statements or tax returns, based on the tax laws and tax rates that have been enacted by the balance sheet date. Deferred tax liabilities are recognized at their full amounts, and deferred tax assets at estimated realizable amounts. The deferred taxes in the income statement represent the net change during the year in deferred tax liabilities and assets.

Dividends

      In Finland, dividends are generally only payable annually and only after shareholder approval of the company’s annual financial statements and of the amount proposed by the Board of Directors.

      Dividends proposed by the Board of Directors have not been recorded as a liability in the Consolidated Financial Statements. Only after the Annual General Meeting has approved the annual financial statements and the amount of dividends, the amount is deducted from retained earnings.

Consolidated statement of cash flows

      The statement of cash flow presents the annual cash flows classified as cash flows from operating, investing and financing activities, arriving at the change in cash and cash equivalents for the period.

      The consolidated statement of cash flows has been prepared in accordance with the indirect method by adjusting net income to reconcile it with cash flow from operating activities. The operating cash flows in accordance with the direct method are presented in Note 17 to the Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Adoption of IAS

      In February 2001, the European Commission has presented a proposal for a regulation that would require all European Union companies listed or preparing to list on a regulated market to prepare consolidated accounts in accordance with International Accounting Standards (IAS) at the latest in 2005. Sonera is preparing for the possible change in order to be able to adopt IAS in 2005 at the latest or even earlier.

      Many of the principles of IAS as it currently stands would change the present accounting treatment of, among others, business combinations, financial instruments and product development projects. Due to several ongoing improvement and convergence projects of IAS, the Company cannot currently estimate what the contents of IAS will be at the time when Sonera may adopt IAS and how the pending adoption of IAS would affect Sonera’s net income and shareholders’ equity.

2.     Other operating income

      Other operating income consists of the following:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Rental income	3	4	4
Gains from sales of business operations and shares
Gain from sale of VoiceStream and Powertel shares(a)	—	—	595
Gain from sale of TietoEnator shares(b)	—	—	286
Gain from Aerial/ VoiceStream merger(c)	—	835	—
Turkcell Iletisim Hizmetleri A.S. Initial Public Offering(d)	—	680	—
HanseNet Telefongesellschaft mbH & Co. KG (associated company 50%)(e)	—	22	—
Transmast Oy (associated company 40%)(f)	—	12	—
Suomen Erillisverkot Oy (subsidiary)(g)	—	11	—
Mobicentrex business (100% subsidiary Abacus Solutions Oy)(h)	15	—	—
Axxon Telecom B.V. (40% associated company)	3	—	—
Star Telecom International Holding Limited (4.5%)	4	—	—
Other gains from sales of business operations and shares	2	4	8
Gains from sales of fixed assets	1	—	2
Fees charged on collection of overdue receivables	11	13	13
Other items	6	8	8

Total	45	1,589	916

(a)	During May 2001, Sonera sold its holdings in the United States operators VoiceStream and Powertel for a total of €724 million in cash consideration and 72 million Deutsche Telekom shares and recorded a gain of €595 million. The stock exchange price of the Deutsche Telekom shares at the time of closing the deal at end of May 2001 was €24.60.

(b)	On March 1, 2001, Sonera sold the TietoEnator Corporation shares that it held for €424 million and recorded a capital gain of €286 million on the deal.

(c)	On March 30, 2000, the United States Federal Communications Commission (“FCC”) gave final approval to the merger of Aerial Communications, Inc. (“Aerial”) with VoiceStream Wireless Corporation (“VoiceStream”). The merger was completed on May 4, 2000. After the merger and Sonera’s earlier $500 million investment in VoiceStream on February 28, 2000, Sonera’s shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aerial under the equity method on the merger date, and Sonera’s investment in VoiceStream is accounted for under the cost method. The cost basis of VoiceStream shares received in the merger is based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax non-cash gain of €835 million on the merger transaction for the second quarter of 2000.

(d)	In June-July 2000, the shareholders of Turkcell Iletisim Hizmetleri A.S. (“Turkcell”) carried out an Initial Public Offering of the company. Before the offering, Sonera purchased an additional interest of approximately 0.6 percent in Turkcell, whereby Sonera’s holding in the company was approximately 41.6 percent. In the offering, Sonera sold 10,246,468,483 shares, which corresponds to approximately 10.3 percent of the Turkcell shares owned by Sonera prior to the offering. After the offering, Sonera held approximately 37.3 percent in Turkcell. After the underwriting discount, Sonera’s share of the sales proceeds from the offering totaled €735 million. Sonera recorded a gain of €680 million from the sale for the third quarter of 2000.

(e)	In May 2000, Sonera sold its 50 percent holding in the German service provider HanseNet Telefongesellschaft mbH & Co. KG to the other partner of the joint venture. The gain from the transaction recorded for the second quarter of 2000 amounted to €22 million.

(f)	In September 2000, Sonera sold to Fortum its 40 percent holding in Transmast Oy, which plans and installs mast structures and delivers base stations. A gain of €12 million was recorded for the third quarter of 2000.

(g)	In December 2000, Sonera sold 60 percent of its wholly owned subsidiary Suomen Erillisverkot Oy to the Finnish Ministry of Transport and Communications. Suomen Erillisverkot Oy has in its balance sheet the assets relating to closed radio network services and certain other network services used by the public safety authorities, the military and various other emergency and rescue services. A capital gain of €11 million was recorded for the fourth quarter of 2000.

(h)	In December 1999, Sonera sold its wholly-owned subsidiary Abacus Solutions Oy (Mobicentrex business), which is specialized in telephone exchange services for mobile communications, to the Swedish company Trio AB. In exchange for shares in Abacus Solutions Oy, Sonera received 21 percent of shares in Trio AB, and recorded a capital gain of €15 million on the transaction. Trio AB’s share is quoted on the Stockholm Stock Exchange.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Operating expenses and number of personnel

      Information regarding operating expenses is as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Cost of sold equipment and materials	142	160	143
Services bought
Payments to other operators for use of networks	263	317	351
Payments for other external services(a)	168	194	214

	431	511	565
Personnel expenses(b)
Wages and salaries	279	369	404
Pension expenses	29	45	64
Other personnel expenses	32	31	44

	340	445	512
Rental expenses	47	65	93
Other operating expenses
Losses from disposition of fixed assets and other long-term investments	1	4	8
Write-downs of other shares and fixed assets	—	10	111
Other operating expenses(c)	265	404	388

	266	418	507

Total operating expenses(d)	1,226	1,599	1,820

(a)	Other external services relate to the repair and maintenance of telecommunications network, and to other subcontracting services bought in the process of generating services provided to the customers.

(b)	Personnel costs attributable to the construction of telecommunications networks have been capitalized as part of the carrying value of networks. Capitalized personnel costs totaled €19 million, €16 million and €27 million for the years ended December 31, 1999, 2000 and 2001, respectively. Fees and salaries paid to members of the Supervisory Board totaled €72 thousand, €70 thousand and €20 thousand for the years ended December 31, 1999, 2000 and 2001, respectively. Fees and salaries paid to Board of Directors totaled €97 thousand, €469 thousand and €456 thousand for the years ended December 31, 1999, 2000 and 2001. Fees and salaries paid to the President and CEO of Sonera Corporation and the managing directors of subsidiaries totaled €2.9 million, €4.2 million and €6.6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

(c)	Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to the general administration.

(d)	Personnel, rental and other operating expenses include non-recurring restructuring expenses of zero, zero and €45 million for the years ended December 31, 1999, 2000 and 2001.

      Number of personnel is as follows:

	As of or for the year ended
	December 31,

	1999	2000	2001

Average number of personnel during the period	9,270	10,305	10,482
Number of personnel at the end of the period	9,512	11,271	10,068

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Depreciation and amortization

      Depreciation and amortization consist of the following components:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Intangible rights	8	12	16
Goodwill	7	5	9
Other long-term expenses	3	2	3
Buildings	9	8	10
Machinery and equipment	34	43	55
Telecommunications networks	211	214	222
Other tangible assets	9	15	17

Total	281	299	332

5.     Sales and write-downs of short-term investments

      The components of sales and write-downs of short-term investments are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Loss from sales of Deutsche Telekom shares	—	—	(134)
Write-down on Deutsche Telekom shares	—	—	(138)

Total	—	—	(272)

      During May 2001, Sonera sold its holdings in the United States mobile operators VoiceStream and Powertel for a total of €724 million in cash consideration and 72 million Deutsche Telekom shares. The stock exchange price of the Deutsche Telekom shares at the time of closing the deal at the end May 2001 was €24.60. During the year, Sonera sold a total of approximately 46.1 million Deutsche Telekom shares, realizing proceeds of approximately €1,004 million, corresponding to an average price of approximately €21.80 per share. A capital loss of €134 million was recorded from the sales.

      On December 31, 2001, Sonera owned approximately 26.0 million Deutsche Telekom shares which have been recorded in the December 31, 2001 balance sheet at their market value of €19.40 per share. Accordingly, Sonera recorded a write-down of €138 million in earnings for 2001.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Financial income and expenses

      The components of financial income and expenses, net, are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Dividend income	21	21	14
Interest income
On long-term loans receivable	4	6	160
Other interest income	10	76	23
Other financial income	6	28	10
Interest expense	(40)	(155)	(279)
Capitalized interest	—	20	52
Other financial expenses	(1)	(5)	(9)
Exchange gains (losses)	—	—	(3)

Total	—	(9)	(32)

      Dividend income includes dividends received from shareholdings which are not accounted for as subsidiaries or associated companies. Dividend income mainly consists of dividends received from Libancell S.A.L. for €3 million, €4 million and €14 million during the years ended December 31, 1999, 2000 and 2001, respectively, and €18 million, €17 million and zero received from investments in venture capital funds during the years ended December 31, 1999, 2000 and 2001, respectively.

      Interest income on long-term loans receivable for the year ended December 31, 2001 included non-cash interest income from Group 3G UMTS Holding GmbH totaling €154 million. Other interest income and other financial income for the year ended December 31, 2000 included €76 million non-cash interest and other financial income from Group 3G UMTS Holding GmbH.

      In 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation on fixed assets. Accumulated capitalization of interest expenses totaled €41 million and €93 million as of December 31, 2000 and 2001, respectively, of which €24 million and €31 million has been capitalized on telecommunications networks and €17 million and €62 million on investments in associated companies as of December 31, 2000 and 2001, respectively. Accumulated depreciation of capitalized amounts were €14 million and €17 million for the years ended December 31, 2000 and 2001, respectively, and the carrying amount on the balance sheet was €27 million and €76 million, on December 31, 2000 and 2001, respectively.

7.     Income taxes

      The domestic and foreign components of profit before income taxes, minority interest and extraordinary items are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Finland	435	1,125	425
Other countries	62	735	20

Total	497	1,860	445

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of income taxes are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Current tax expense	108	277	50
Deferred tax expense (benefit)	18	41	(15)

Total	126	318	35

      The differences between income tax expense computed at Finnish statutory tax rate (28 percent in 1999 and 29 percent in 2000 and 2001) and income tax expense recorded in income statement are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Hypothetical income tax expense at Finnish tax rate	139	539	129
Non-deductible expenses and tax exempt income	(7)	(215)	(35)
Write-downs on subsidiary shares and use of tax loss carryforwards	(1)	(27)	(162)
Operating losses outside Finland with no deferred tax benefit recognized	5	24	48
Difference between Finnish tax rate and deferred tax rate for associated companies	(12)	(7)	49
Difference between Finnish tax rate and tax rate abroad	—	3	5
Effect of goodwill amortization	—	1	2
Change in Finnish tax rate on January 1, 2000	3	—	—
Other items	(1)	—	(1)

Income tax expense in the income statement	126	318	35

      The components of net deferred tax asset (liability) in the balance sheet consist of the following tax consequences from temporary differences between taxation and the consolidated financial statements:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Deferred tax assets
Tax loss carryforwards	37	57	74
Less valuation allowance	(29)	(56)	(73)
Fixed assets	—	4	20
Investments in associated companies	17	—	—
Accrued expenses	3	—	—

	28	5	21
Deferred tax liabilities
Property, plant and equipment	(80)	(87)	(97)
Investments in associated companies	(41)	(49)	(41)
Other items	(1)	(8)	(7)

	(122)	(144)	(145)

Net deferred tax liability	(94)	(139)	(124)

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax liability of €94 million, €139 million and €124 million on December 31, 1999, 2000 and 2001, respectively, consists of long-term deferred tax liability of €94 million, €139 million and €127 million and short-term deferred tax asset of zero, zero and €3 million on December 31, 1999, 2000 and 2001, respectively.

      Sonera had tax loss carryforwards, mainly attributable to foreign subsidiaries, of €110 million, €184 million and €252 million on December 31, 1999, 2000 and 2001, respectively. Most of the tax loss carryforwards have no expiration.

      Sonera has recognized a deferred tax asset for its net operating loss carryforwards and established a valuation allowance against this amount. That determination was based upon an analysis of “more likely than not” criterion applied to each tax jurisdiction. The Company determined the amount of the valuation allowance based upon the weight of all available evidence, both positive and negative, including consideration of reversing taxable temporary differences in each tax jurisdiction as well as available tax planning strategies. The valuation allowance was established for tax loss carryforwards that exceeded the amount of reversing taxable temporary differences in certain tax jurisdictions due to the history of operating losses generated by companies in those separate tax jurisdictions and the lack of evidence that profits will be generated by those operations in the foreseeable future. Based on this information the Company determined that it is not “more likely than not” that deferred tax assets will be realized related to these net operating loss carryforwards.

      Deferred tax liability has been provided for the undistributed earnings in foreign associated companies because Sonera may not be able to control the timing of dividend payments out of those earnings. The amount of deferred tax liability is equal to the withholding tax burden of possible dividend payments, the rate of which varies from country to country. Deferred tax liability has not been provided on undistributed earnings of Finnish associated companies since dividends between Finnish companies are effectively tax exempt.

      Deferred tax liability has not been provided on undistributed earnings of foreign subsidiaries because such amounts are deemed to be permanently invested abroad. As of December 31, 1999, 2000 and 2001 Sonera had retained profits of €17 million, €691 million and €771 million, respectively, in its foreign subsidiaries. The retained profits in foreign subsidiaries as of December 31, 2001 consisted mainly of the retained profits in Sonera Holding B.V. and Sonera is able to repatriate those retained earnings tax free.

8.     Effect of accounting changes

      The cumulative effect of changes in accounting practice is as follows:

	As of or for the year
	ended December 31,

	1999	2000	2001

	(€ in millions)
Change in Turkcell’s equity accounting (net of deferred tax benefit of €4 million)	—	(41)	—
Capitalized interest expenses (net of deferred tax expense of €2 million)	—	6	—

Total	—	(35)	—

Equity accounting for Turkcell

      As of the beginning of 2000, Sonera changed the practice of equity accounting for its holding in Turkcell in such a manner that Sonera’s consolidated financial statements for each quarter include the last available quarterly financial statements of Turkcell. The accounting change was made in anticipation of the Turkcell Initial Public Offering and stock exchange listing, after which Sonera no longer has any other

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

information available for the preparation of its consolidated financial statements than the information published by Turkcell simultaneously to all of Turkcell shareholders.

      The cumulative effect of accounting change, an expense of €41 million, consists of the reversal of Turkcell’s equity income for the last quarter of 1999 that is included in Sonera’s retained earnings (expense of €33 million); an adjustment to reflect the final results of Turkcell’s 1999 audited financial statements (expense of €12 million); and the related deferred tax effect (benefit of €4 million).

      Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the year ended December 31, 2000.

Capitalization of interest

      In 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in the coming years as part of depreciation on fixed assets.

      The cumulative effect of accounting change, income of €6 million, consists of the accumulated capitalization of interest costs (income of €20 million); the accumulated depreciation expense for the capitalized amounts (expense of €12 million); and the related deferred tax effect (expense of €2 million).

      Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the year ended December 31, 2000.

9.     Earnings per share

      Earnings per share amounts are calculated as follows:

	Year ended December 31,

	1999	2000	2001

Profit before extraordinary items (€ in millions)	370	1,541	409
Net income (€ in millions)	370	1,506	409

Average number of shares outstanding, adjusted with effect of Rights Offering (in thousands)	880,500	897,472	924,346
Earnings per share, before extraordinary items (€)	0.42	1.72	0.44
Cumulative effect of accounting changes, net of income taxes (€)	—	(0.04)	—

Earnings per share (€)	0.42	1.68	0.44

      The total number of shares on December 31, 1999, 2000 and 2001 was 880,500,000, 906,761,932 and 1,115,301,729, respectively, which includes zero, 550,000 and 550,000 treasury shares repurchased, respectively. Changes in the number of shares are presented in Note 14 to the consolidated financial statements.

      The weighted average number of shares outstanding for the years ended December 31, 1999, 2000 and 2001 was 880,500,000, 897,472,038 and 924,346,215, respectively.

      The average number of shares, diluted with the employee bond loan with warrants and other employee warrants, for the years ended December 31, 1999, 2000 and 2001 was 881,632,051, 902,192,697 and 924,346,215, respectively. The diluted earning per share was €0.42, €1.67 and €0.44 for the years ended December 31, 1999, 2000 and 2001, respectively.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      According to Finnish GAAP, earnings per share exclude extraordinary items. For the years ended December 31, 1999 and 2001, no extraordinary items were reported. For the year ended December 31, 2000, extraordinary items included the cumulative effect of accounting changes.

10.     Fixed assets and other long-term investments

      Intangible assets consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Intangible rights	40	60	46
Goodwill	12	30	35
Other intangible assets	17	26	17

Total	69	116	98

      Intangible rights primarily consist of licenses, lease rights and patents. Other intangible assets primarily relate to the cost of leasehold improvements on rental premises.

      Changes in fixed assets and other long-term investments during the year ended December 31, 2001 include the following:

	Historical		Disposals	Accumulated	Carrying
	cost on	Capital	and	depreciation on	value on
	January 1,	expenditure and	other	December 31,	December 31,
	2001	other additions	decreases	2001	2001

	(€ in millions)
Intangible rights	92	6	(4)	(48)	46
Goodwill	48	22	(8)	(27)	35
Other intangible assets	39	12	(18)	(16)	17

Total intangible assets	179	40	(30)	(91)	98
Land	20	1	—	—	21
Buildings	172	5	(2)	(61)	114
Machinery and equipment	260	52	(8)	(196)	108
Telecommunications networks	2,176	266	(14)	(1,550)	878
Other tangible assets	86	16	(1)	(49)	52
Advances paid and construction in progress	103	76	(83)	—	96

Total property, plant and equipment	2,817	416	(108)	(1,856)	1,269
Investments in associated companies	2,367	408	(251)	—	2,524
Other shares and holdings	2,370	179	(2,080)	—	469
Long-term receivables	42	3,036	(3)	—	3,075

Total long-term investments and receivables	4,779	3,623	(2,334)	—	6,068
Total fixed assets and other long-term investments	7,775	4,079	(2,472)	(1,947)	7,435

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Investments in associated companies

      Sonera’s significant associated companies as of December 31, 2001 consist of the following:

			As of December 31, 2001
		First
	Percent of	year of	Cost of	Remaining	Carrying
Company name	ownership	acquisition	shares	goodwill	value

			(€ in millions)
Group 3G UMTS Holding GmbH(a)	42.8	2000	913	—	864
Turkcell Iletisim Hizmetleri A.S.(b)	37.1	1995	308	24	590
Lattelekom SIA	44.1	1994	210	96	297
AB Lietuvos Telekomas	30.0	1998	238	107	212
Pannon GSM Rt	23.0	1993	72	42	88
Fintur Holdings B.V.(c)	35.3	2000	217	5	87
UAB Omnitel	27.5	1998	83	52	84
Metro One Telecommunications, Inc.(d)	25.5	2001	72	40	77
AS Eesti Telekom	24.5	1992	20	—	53
Latvijas Mobilais Telefons SIA	24.5	1991	—	—	35
ZAO North-West GSM(e)	23.5	1993	17	—	35
ZAO Sonic Duo(f)	35.0	1999	18	—	7
Loimaan Seudun Puhelin Oy(g)	24.1	2001	26	17	28

(a)	In September and December 2000, Sonera invested a total of €913 million in the share capital of Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensverwaltung GmbH) in accordance with its 42.8 percent holding in the company. In addition, Sonera gave a shareholder loan of €2,719 million to the company, which paid for the license it had been awarded in the German UMTS auction using the funds it had received from shareholders.

(b)	In August 2001, Sonera participated in Turkcell’s rights issue by investing €77 million in proportion to its holding. Sonera’s shareholding in Turkcell on December 31, 1999, 2000 and 2001 was 41.0 percent, 37.3 percent and 37.1 percent, respectively.

(c)	Sonera acquired the stake in Fintur in May 2000 for €136 million. Sonera invested in Fintur’s share capital during the year 2001 a total of €81 million. Sonera’s shareholding in Fintur Holdings B.V. on December 31, 2000 and 2001 was 35.3 percent and 35.3 percent, respectively.

(d)	In February 2001 Sonera purchased a stake in the Metro One Telecommunications Inc. for €72 million.

(e)	Sonera invested in ZAO North-West GSM’s share capital during the year 2001 a total of €13 million.

(f)	Sonera invested in ZAO Sonic Duo’s share capital during the year 2001 a total of €18 million.

(g)	In January 2001, Sonera purchased 16.7 percent of the share capital of Loimaan Seudun Puhelin Oy, and in February 2001, raised the holding to 24.1 percent. The overall purchase price was €26 million.

      All companies in the above table are accounted for by using the equity method of accounting. Sonera amortizes goodwill in its investments in associated companies straight-line over estimated useful life, generally not exceeding ten years.

      The long-term loans receivable and other long-term receivables from associated companies are presented in Note 12 to the Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Total investments in associated companies and the changes therein include the following:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Investments in associated companies at cost:
Historical cost of shares on January 1	1,088	1,400	1,962
Investments in associated companies	319	1,195	372
Transfers to other shares and holdings	—	(556)	—
Disposals	(7)	(77)	(8)

Historical cost of shares on December 31	1,400	1,962	2,326
Equity adjustment to investments in associated companies:
Accumulated equity adjustment on January 1	60	237	405
Translation difference	70	28	10
Dividends received during the year	(14)	(30)	(33)
Disposals	11	(19)	(8)
Transfers to other shares and holdings	—	68	—
Eliminations and other	—	—	26
Equity income (loss) in associated companies	110	121	(202)

Accumulated equity adjustment on December 31	237	405	198

Carrying value of investments in associated companies on December 31	1,637	2,367	2,524

      Differences between carrying and fair values of the publicly quoted associated companies are presented in Note 21 to the Consolidated Financial Statements.

      The following table presents certain summarized financial information for Sonera’s associated companies:

	As of or for the year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Revenues	4,077	4,981	4,955
Operating profit	754	944	396
Profit before extraordinary items and taxes	501	786	28
Net income (loss)	456	690	(254)
Non-current assets	5,148	14,714	18,744
Current assets	1,686	1,908	2,742
Total assets	6,834	16,622	21,486
Shareholders’ equity	3,018	5,541	7,811
Minority interest	14	52	84
Non-current liabilities	2,357	2,049	3,138
Current liabilities	1,445	8,980	10,453

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Sonera’s share of net income and shareholders’ equity are presented in the Consolidated Income Statement and Consolidated Balance Sheet as follows:

	As of or for the year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Sonera’s share of net income (loss)	188	187	(143)
Amortization of goodwill and other eliminations	(78)	(66)	(59)

Equity income (loss) in associated companies	110	121	(202)

Sonera’s share of shareholders’ equity	913	1,987	2,038
Unamortized goodwill and other eliminations	724	380	486

Carrying value of investments in associated companies	1,637	2,367	2,524

12.     Long-term receivables

      Long-term receivables as of December 31, 1999, 2000 and 2001 consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Loans receivable
From associated companies	11	8	2,749
From others	24	31	44
Other long-term receivables
From associated companies	—	—	266
From others	—	3	16

Total	35	42	3,075

      On December 31, 2001, long-term loans receivable from associated companies mainly consist of a loan receivable from Group 3G UMTS Holding GmbH, totaling €2,719 million, which will be converted into equity. On December 31, 2000, the respective loan receivable was presented under current loans receivable. Other long-term loans receivable mainly relate to leasing sales.

      On December 31, 2001, other long-term receivables from associated companies include interest and other financial income receivables from Group 3G UMTS Holding GmbH.

13.     Short-term investments

      Short-term investments on December 31, 1999, 2000 and 2001 consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Deutsche Telekom shares	—	—	504
Money market investments	76	67	114
Other investments	1	1	2

Total	77	68	620

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On December 31, 2001, Sonera had approximately 26.0 million Deutsche Telekom shares. The shares are treated as short-term investments and on December 31, 2001 they have been recorded in Sonera’s balance sheet at their market value of €19.40 per share.

14.     Shareholders’ equity

      Changes in shareholders’ equity for the years ended December 31, 1999, 2000 and 2001 are as follows:

						Accumulated
	Number of		Share		Additional	currency
	shares	Share	premium	Treasury	paid-in	translation	Retained
	outstanding	capital	fund	shares	capital	adjustment	earnings	Total

	(in thousands)				(€ in millions)
January 1, 1999	722,000	304	13	—	511	(12)	608	1,424
Bonus issue	—	6	—	—	(6)	—	—	—
Dividends paid	—	—	—	—	—	—	(61)	(61)
Currency translation adjustment	—	—	—	—	—	67	—	67
Other changes	—	—	—	—	—	—	1	1
Net income for the year	—	—	—	—	—	—	370	370

December 31, 1999	722,000	310	13	—	505	55	918	1,801
Equity issues	21,534	10	1	—	—	—	—	11
Dividends paid	—	—	—	—	—	—	(87)	(87)
Treasury shares repurchased	(550)	—	—	(28)	—	—	—	(28)
Currency translation adjustment	—	—	—	—	—	30	—	30
Net income for the year	—	—	—	—	—	—	1,506	1,506

December 31, 2000	742,984	320	14	(28)	505	85	2,337	3,233
Rights offering	371,768	160	844	—	—	—	(22)	982
Dividends paid	—	—	—	—	—	—	(67)	(67)
Sale of rights related to treasury shares	—	—	—	6	—	—	(4)	2
Currency translation adjustment	—	—	—	—	—	16	—	16
Net income for the year	—	—	—	—	—	—	409	409

December 31, 2001	1,114,752	480	858	(22)	505	101	2,653	4,575

Share capital and share premium fund

      In January 1999, share capital was redenominated in euro and the nominal value of shares was abolished. In May 1999, the accountable par value of the share was increased to exactly 43 cents through a bonus issue by transferring the corresponding amount from additional paid-in capital to share capital. On December 31, 1999, the number of shares was 722,000,000 and share capital was €310,460,000.

      In April 2000, Sonera acquired the entire share capital of Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. The share capital was increased by €8 million and €1 million was recorded in the share premium fund. In June 2000, Sonera acquired the entire share capital of iD2 Holding AB of Sweden. Sonera paid for the acquisition by issuing 4,802,431 new shares to the sellers. The share capital was increased by €2 million and €0.3 million was recorded in the share premium fund. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders’ equity of the acquired company at the time of acquisition. On December 31, 2000 the number of shares issued was 743,534,486 and share capital was €319,719,828.98.

      The Extraordinary General Meeting on November 9, 2001 passed a resolution to arrange a Rights Offering. In the Offering, two existing shares entitled their holders to subscribe for one new share at a price of €2.70. In the Offering, 371,767,243 new shares were issued, yielding Sonera total proceeds before

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

underwriting expenses of approximately €1,004 million (approximately €982 million after expenses of €31 million and the related tax benefit of €9 million). The share capital was increased by €160 million and €844 was recorded in the share premium fund. Underwriting expenses of €22 million (after tax effect) were recorded in the retained earnings.

      On December 31, 2001, the number of shares issued was 1,115,301,729 and share capital was €479,579,743.47.

      Under the Company’s Articles of Association, the Company’s authorized share capital may not be less than €309.6 million or more than €1,238.4 million. The issued share capital may be increased or decreased within these limits through a resolution by a general meeting of shareholders, without amendment to the Articles of Association. On December 31, 2001, the Company’s Board of Directors did not have an authorization to share issue.

Treasury shares

      On March 21, 2001, the Annual General Meeting of Sonera Corporation authorized the Board of Directors to decide on the repurchase of the Company’s own shares. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until March 21, 2002. The maximum total number of shares that can be repurchased by virtue of the authorization is 2,000,000.

      The Company holds 550,000 Sonera shares that were repurchased in 2000 and have an accountable par of €236,500. The shares represent approximately 0.05 percent of the entire share capital. The shares were repurchased during May 2000 at an average share price of €51.36 per share and a total price of €28 million.

      In connection with the Rights Offering, Sonera sold all its subscription rights related to its treasury shares. The sale took place in the first trading day of subscription rights on Helsinki Exchanges. The average selling price was €1.61 per subscription right, and total proceeds were approximately €1 million. The acquisition price of subscription rights of €6 million has been recorded to decrease the acquisition price of own shares, and the loss of €4 million from the sale (after tax effect) has been recorded in retained earnings.

      The Annual General Meeting of Sonera held on March 21, 2001 authorized the Board of Directors to sell 2,550,000 treasury shares. The authorization is valid until March 21, 2002.

Additional paid-in capital

      Additional paid-in capital is classified as unrestricted shareholders’ equity and can be used for dividend distribution or for other purposes resolved by a general meeting.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Distributable funds

      On a consolidated level, retained earnings include untaxed reserves which the Finnish Companies Act classifies as undistributable earnings. On a consolidated basis, the shareholders’ equity available for distribution on December 31 was as follows:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Retained earnings	918	2,337	2,653
Less untaxed reserves in retained earnings	(185)	(177)	(168)
Other undistributable retained earnings	(1)	—	—

Distributable retained earnings	732	2,160	2,485
Accumulated currency translation adjustment	55	85	101
Additional paid-in capital	505	505	505
Treasury shares	—	(28)	(22)

Total distributable funds	1,292	2,722	3,069

      The Finnish Companies Act restricts dividend distribution to the lower of distributable funds of the Parent Company and distributable funds of the Consolidated Balance Sheet. The distributable funds of the Parent Company Sonera Corporation were €1,139 million, €1,665 million and €2,587 million on December 31, 1999, 2000 and 2001, respectively.

      Untaxed reserves in the consolidated retained earnings relate to accelerated tax depreciations in Sonera’s Finnish Group companies and consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Accelerated tax depreciation
Intangible rights	5	8	6
Other long-term expenses	2	2	2
Buildings	15	15	14
Machinery and equipment	5	(2)	(8)
Telecommunications networks	226	209	192
Other tangible assets	8	17	30

Total accelerated tax depreciation	261	249	236
Deferred tax liability on untaxed reserves	(76)	(72)	(68)

Untaxed reserves included in retained earnings	185	177	168

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Long-term and current debt

      Long-term debt consists of the following on December 31:

	As of December 31,

	1999	2000	2001

	(€ in millions)
From financial institutions:
Due in 2002; €700 million syndicated term loan; variable interest rate based on Euribor (4.63 percent on December 31, 2001); originally the amount of debt was €1,330 million(a)	—	—	700
Due in 2003; €50 million term loan; variable interest rate based on Euribor (3.52 percent on December 31, 2001)	50	50	50
Due in semiannual installments in 2002-2004; €153 million syndicated revolving credit facility; variable interest rate based on LIBOR (3.58 percent on December 31, 2001)	—	—	153
Due in semiannual installments in 2003-2005; €511 million syndicated revolving credit facility; variable interest rate based on LIBOR (3.58 percent on December 31, 2001)	380	200	270
Due in 2008; €44 million term loan; variable interest rate based on LIBOR (3.48 percent on December 31, 2001)	44	44	44
Due in 2008; €42 million term loan; variable interest rate based on LIBOR (3.48 percent on December 31, 2001)	42	42	42
Due in 2002-2003; a subsidiary’s $5 million bank loan; variable interest rate based on LIBOR (2.35 percent on December 31, 2001)	5	5	4
Due in 2003; a subsidiary’s €6.5 million bank loan; fixed interest rate of 4.43 percent	—	—	7
Other long-term loans from financial institutions drawn down by subsidiaries	1	2	4
Repaid in 2001; €100 million syndicated term loan; variable interest rate based on LIBOR	100	100	—
Repaid in 2001; €200 million term loan; variable interest rate based on EIB reference rate	200	200	—
Repaid in 2001; subsidiary’s $3.2 million bank loan; variable interest rate based on LIBOR	—	3	—
Euro Medium Term Notes (€3.0 billion long-term loan program):
Due in 2002; €150 million Euro Medium Term Note; coupon interest 5.50 percent; issue price of the Note 100 percent	—	—	150
Due in 2002; €500 million Euro Medium Term Note; variable interest based on Euribor, (3.94 percent on December 31, 2001), issue price of the Note 99.984 percent	—	—	500
Due in 2003; €200 million Euro Medium Term Note; coupon interest 5.13 percent; issue price of the Note 100 percent	—	—	200
Due in 2005; €1,000 million Euro Medium Term Note; coupon interest 5.625 percent; issue price of the Note 99.432 percent	—	1,000	1,000
Due in 2009; €300 million Euro Medium Term Note; coupon interest 4.625 percent; issue price of the Note 99.272 percent	300	300	300
Employee bond loans with warrants:(b)
Year 1999 employee bond loan with warrants; due in 2001; no interest	2	2	—
Year 2000 employee bond loan with warrants; due in 2002; no interest	—	1	1

Total	1,124	1,949	3,425

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	In July 2001, Sonera drew down a €1,330 million floating rate three-year loan on which Sonera had agreed in June 2001 with an international banking syndicate. In December 2001, Sonera agreed with the banking syndicate on amending the terms and conditions of the loan to provide for repaying €630 million of the loan prematurely and moving up the due date for the remaining loan to December 2002. At the same time, the parties removed the covenant according to which the banking syndicate would have the right to demand the repayment of the loan if Sonera’s credit rating were to fall below the “investment grade” level.

(b)	The terms of the warrant plans are presented in Note 24(i) to the Consolidated Financial Statements.

      Interest rates presented in the above table do not include any effects from the hedging measures nor the commitment fees of 0.0625 percent of the undrawn amounts of €153 million and €511 million revolving credit facilities.

      The maturities of long-term debt on December 31, 2001 are as follows:

	Loans	Euro	Employee
	from	Medium	bond loans	Other
	financial	Term	with	long-term
	institutions	Notes	warrants	loans	Total

	(€ in millions)
Due in 2002	764	650	1	3	1,418
2003	117	200	—	3	320
2004	199	—	—	—	199
2005	102	1,000	—	—	1,102
2006	—	—	—	—	—
Due thereafter	86	300	—	—	386

Total	1,268	2,150	1	6	3,425

      Long-term borrowing is primarily arranged by the parent company, and, with limited exceptions, individual subsidiaries may not enter into their own financing arrangements.

Current debt

      On December 31, 1999, current debt of €172 million consisted of €71 million borrowings under the domestic commercial paper program; €100 million under the Euro Commercial Paper program; and €1 million of other current debt. The average interest rate of current debt was 4.3 percent on December 31, 1999 (3.4 percent when the hedging effects are included).

      On December 31, 2000, current debt of €3,848 million consisted of borrowings under a Term Loan Facility for €3,250 million; €340 million under the foreign commercial paper programs; and €258 million under a domestic commercial paper program. The average interest rate of current debt was 5.48 percent on December 31, 2000 (5.43 percent when the hedging effects are included).

      On December 31, 2001, current debt of €55 million consisted of €4 million under the Euro Commercial Paper program and €51 million under the domestic commercial paper program. The average interest rate of current debt on December 31, 2001 was 4.14 percent (4.16 percent when the hedging effects are included).

      On December 31, 2001, Sonera’s current liabilities of €2,051 million exceeded the amount of current assets of €1,359 million. On December 31, 2001, Sonera had €241 million of undrawn revolving credit facilities, a €850 million of unused long-term bond-based credit facility as well as undrawn commercial paper credit facilities amounting to €945 million. Additionally, Sonera had agreed in October 2001 to sell its

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

holding in Pannon GSM for €310 million. In November 2001, Sonera had signed a letter of intent to sell its Sonera Info Communications business for €125 million.

16.     Other long-term liabilities

      Other long-term liabilities consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Advances received	11	19	15
Other long-term liabilities	9	13	6

Total	20	32	21

      Advances received primarily relate to a cross-border finance lease-leaseback agreement entered into in December 1998, and an advance received from GTS Finance on behalf of its Russian subsidiary.

17.     Supplemental cash flow information

      Cash provided by operating activities under the direct method presentation is as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Payments received from customers	1,797	2,011	2,232
Payments to suppliers	(954)	(1,104)	(1,369)
Payments to personnel	(275)	(373)	(397)

Total	568	534	466
Dividends received	36	41	47
Interest income received	7	13	21
Interest expenses paid	(29)	(53)	(299)
Income taxes paid	(140)	(313)	(41)
Other items	—	5	3

Cash provided by operating activities	442	227	197

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of acquisitions and disposals of subsidiaries:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Acquisitions of subsidiaries:
Non-cash assets acquired	12	33	1
Less liabilities assumed	(3)	(13)	—

Cash paid, net of cash acquired	9	20	1

Disposals of subsidiaries:
Non-cash assets disposed of	1	3	9
Liabilities disposed of	(2)	(5)	(7)

Net non-cash liabilities sold	(1)	(2)	2

Gain (loss) on sale	3	11	(2)

Cash received from sale, net of cash disposed	2	9	—

      Sonera’s Consolidated Financial Statements include two non-cash acquisitions made during the year ended December 31, 2000. On April 18, Sonera acquired all shares in Across Holding AB of Sweden and paid for the acquisition by issuing 16,732,055 new shares to the sellers. On June 27, 2000, Sonera acquired all shares in iD2 Holding AB of Sweden and paid for the acquisition by issuing 4,802,431 new shares to the sellers. The fair value of purchase consideration was €897 million and €250 million for Across Holding and iD2 Holding, respectively. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders’ equity of the acquired company at the time of acquisition. Accordingly, as a result of the two transactions, Sonera’s share capital was increased by €10 million and €1 million was recorded in share premium fund.

18.     Related party transactions

      Sonera has entered into technical assistance agreements with most of its associated companies. Under these agreements, Sonera supplies those companies with technical assistance relating to planning and constructing their networks, as well as to operating and maintaining the networks.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized information for the transactions between Sonera and its associated companies is as follows:

	As of or for the year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Long-term loans receivable	11	7	2,749
Other long-term receivables	—	—	266
Current loans receivable	9	2,737	—
Trade accounts receivable	13	7	27
Prepaid expenses and accrued income	1	102	3
Other long-term liabilities	4	—	—
Advances received	1	—	—
Trade accounts payable	17	6	9
Accrued expenses and prepaid income	1	1	—
Other current liabilities	2	—	—
Fees charged from associated companies	28	24	25
Payments made for the services provided by associated companies	72	41	41

      Long-term loans receivable on December 31, 2001 included loans receivable of €2,719 million from Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensverwaltung GmbH). On December 31, 2000, the loan receivable was presented under current loans receivable.

      Except for the equity transactions between Sonera and the Ministry of Transport and Communications as a shareholder, transactions with the Finnish State and other companies owned by the Finnish State only include services provided and purchased by Sonera in the ordinary course of its business. Management believes that these transactions are made on commercial terms similar to those of Sonera’s other customers or suppliers with the same size and location.

      Sonera did not have any loans receivable from the management during the periods presented.

19.     Commitments and contingent liabilities

      Information regarding commitments and contingent liabilities is as follows:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Mortgages to secure own borrowings	1	—	—
Assets pledged
To secure own commitments	5	5	6
To secure borrowings of associated companies(a)	184	8	24
Guarantees on behalf of associated companies for financing	103	85	35
Guarantees on behalf of other companies
Xfera Móviles S.A.(b)	—	428	428
Ipse 2000 S.p.A.(c)	—	193	180
Sonera’s Pension Fund	—	—	6
Commitment to acquire shares	20	—	25
Repurchase commitments	—	3	—
Other commitments	—	3	—

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totaled €341 million, under one million euros and €23 million as of December 31, 1999, 2000 and 2001, respectively.

(b)	Counter-guarantees given for the bank guarantees on behalf of Xfera’s performance commitments under the UMTS licence in Spain.

(c)	Counter-guarantees given for the bank guarantees on behalf of Ipse’s commitment to pay the annual installments of the UMTS licence in Italy.

      Under the shareholders’ agreement between the shareholders of Xfera, Sonera has an existing capital commitment to Xfera of €300 million through 2004. Should Sonera breach its obligations under the shareholders’ agreement, the non-breaching shareholders have the right to purchase all of Sonera’s shares at fair value. Management believes that Sonera’s investments pursuant to its contractual capital commitment of €300 million will enable Xfera to meet the performance requirements in relation to its UMTS licence, and therefore management does not expect that Sonera will have to make any additional significant payments with respect to its Xfera commitments.

      In December 1998, Sonera entered into a cross-border finance lease-leaseback agreement under which Sonera leased some of its mobile telecommunications network equipment (“Head Lease”) to a group of U.S. equity trusts which simultaneously leased the equipment back to Sonera (“Back Lease”). The ownership of the equipment, total book value of which was €128 million, €96 million and €64 million as of December 31, 1999, 2000 and 2001, respectively, is retained with Sonera. Both the Head Lease receivables and the Back Lease obligations were settled at the inception of the lease agreements, and Sonera received a net cash consideration of $11 million (€9 million) which is presented in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by Sonera under the lease agreements. The agreement is valid for 15 years, but Sonera has an option to terminate the agreement after 11 years after the inception of the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers that are participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was $224 million.

      Sonera’s 47.1 percent associated company Turkcell Holding A.S. has pledged approximately 39 percent of its shares in Turkcell Iletisim Hizmetleri A.S. (equal to approximately one-fourth of Sonera’s total shareholding in Turkcell) to secure Turkcell’s loan financing. Turkcell Holding owns 51 percent of Turkcell, and Sonera’s indirect ownership in Turkcell through Turkcell Holding is 24.0 percent. Additionally, Sonera has a direct ownership of 13.1 percent in Turkcell shares which are not pledged.

      Sonera owns certain real estate, on the construction or renovation of which Sonera has deducted the value added tax. If the real estate is sold or taken into other use than required by the value added tax allowance, the deductions made must be reversed according to Finnish value added tax laws. The obligation to reverse the value added tax does not affect real estate which is sold or whose purpose of use is changed after five years from the year of completion of the real estate. As of December 31, 2001, Sonera had made deductions on such value added taxes during the last five years amounting to approximately €21 million.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Sonera leases office and certain other space, land and equipment under various noncancellable operating leases. Certain contracts include renewal options for various periods of time. Sonera has also sub-leased certain office premises under various noncancelable operating leases. Minimum annual rental payments for operating leases in effect on December 31, 2001 are as follows:

	As of December 31, 2001

	Minimum	Minimum	Minimum
	annual rental	annual rental	annual
	payments	income	payments, net

	(€ in millions)
Due in 2002	57	(1)	56
2003	38	—	38
2004	29	—	29
2005	24	—	24
2006	20	—	20
Thereafter	98	(1)	97

Total	266	(2)	264

20.     Legal and regulatory proceedings

      Sonera is involved in a number of legal and regulatory proceedings mainly relating to the interpretation of the Communications Market Act (formerly, the Telecommunications Market Act), competition law and consumer protection. The pending legal, arbitration or regulatory proceedings that have the most relevance to Sonera are described briefly in the following. See also Note 25 to the Consolidated Financial Statements for subsequent events.

National roaming

      In September 1998, Telia Finland Oy filed a complaint with the Finnish Competition Authority (“FCA”) requesting the FCA to investigate whether Sonera and Radiolinja — by pricing national roaming in a manner that (according to Telia Finland) was unreasonable and discriminative — were engaged in an effort to restrict competition in the GSM mobile network market. In January 2000, the FCA issued a decision maintaining that the pricing of national roaming applied by Sonera does not require any measures by the FCA. On December 13, 2001, the Competition Council issued a decision in the matter, maintaining that Sonera — either alone or together with any other mobile network operator — does not have a dominant market position in the access market of national mobile networks. The Competition Council returned the examination of whether Sonera’s pricing of national roaming is in compliance with the act on unfair business practices to the FCA. Telia Mobile Finland filed an appeal against the decision of the Competition Council with the Supreme Administrative Court on January 11, 2002. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Telia Finland/ Swisscom AG service provider agreement

      In April 1999, Telia Finland filed a complaint with the European Commission (DG IV) claiming that Sonera and Radiolinja had abused their dominant position in the mobile market in Finland by interfering with Telia Finland’s service provider agreement with Swisscom AG. In November 2000, Sonera received Telia’s supplementary submission to the complaint with the European Commission to which Sonera submitted its observations in December 2000. Telia Finland’s complaint with the European Commission is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mobile network termination charges

      In November 1998, Telia Finland filed a complaint with the Finnish Communications Regulatory Authority (“FICORA”; former Telecommunications Administration Center) relating to termination charges applied in Sonera’s mobile networks. Telia Finland claimed that the termination fees charged by Sonera are not reasonable related to actual costs and the fees are thus contrary to the interconnection decision issued by the Ministry of Transport and Communications. On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees applied by Sonera’s domestic mobile communications were not reasonable in relation to the actual costs. Thus the FICORA was of the opinion that Sonera had priced its interconnection fees contrary to the Communications Market Act and obliged Sonera to revise its fees. Sonera filed an appeal with the Administrative Court of Helsinki against the decision issued on April 24, 2001 by the FICORA. In the summer of 2001, Sonera concluded interconnection agreements with other mobile operators on a commercial basis. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Pricing of leased lines

      The FICORA is currently investigating pricing and discount policies of several Finnish telecommunications companies with respect to their leased line operations. Sonera received a request for information from the FICORA in January 1999, to which it duly responded providing the requested information. In January 2000, Telepohja Oy filed a complaint with the FICORA and the FCA requesting them to investigate whether Sonera is abusing its alleged dominant position in the local telecommunications market of Sonera’s traditional local network areas. The complaints are still pending.

SMS services

      In November 1999, MTV3-Tele Oy filed a complaint with the FCA claiming that the fees charged by Sonera for commercial SMS services are excessive. Sonera’s response to the complaint stated that the SMS services it offers are reasonably priced and explained the division of fees and costs between the service provider and the content provider. The complaint is still pending and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

      In May 2000, Televerkko Oy filed a complaint with the FCA against Sonera claiming that Sonera is abusing its dominant market position in the market for mobile service, especially in connection with the pricing of its SMS services to content providers. The FCA is investigating the pricing of Sonera’s SMS services, as well as the actual costs Sonera incurs to provide SMS services to content providers. Sonera submitted its counterstatement to the FCA in May 2000. The complaint is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Subscriber data

      In January 2000, a complaint was filed with the FCA by Visual Data Oy, related to the pricing and availability of so-called directory services subscriber data to various directories. In March 2000, Satakunnan Markkinapörssi Oy filed a complaint with the FCA on the same issue. In June 2000, Visual Data also filed a complaint on the issue with the FICORA. The cases are still pending.

Loimaan Seudun Puhelin Oy

      In January and February 2001, Sonera acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy (“LSP”). On August 3, 2001, the FCA conditionally accepted the arrangement in which Sonera had acquired

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

actual control (in the sense of the competition law) in LSP. On December 20, 2001, on account of the appeal filed with the Competition Council by Suomen 2G Oy and DNA Finland, the Competition Council revoked the decision issued by the FCA. On January 21, 2002, Sonera filed an appeal with the Supreme Administrative Court against the decision of the Competition Council. In addition, on January 28, 2002, Sonera increased its interest in LSP by 5 percent to 29.1 percent.

      In December 2000, LSP acquired 33 percent of the shares of Turun Puhelin from the City of Turku, increasing its interest in Turun Puhelin to 51 percent. An appeal has been filed with the Administrative Court of Turku against the decision on the sale of the shares of Turun Puhelin. The appellants claim that the decision of the City of Turku on the sale of the shares in Turun Puhelin was not properly taken. By its decision issued on February 1, 2002, the Administrative Court of Turku rejected the appeal as unfounded. In addition, other shareholders of Turun Puhelin have brought arbitration proceedings claiming that they have a pre-emptive right to purchase the 33 percent interest in Turun Puhelin, which was acquired by LSP in December 2000, for a price substantially lower than the price paid by LSP.

      The proceeding based on competition law and the arbitration proceedings are currently still pending, and management is currently not in a position to assess what the final outcome of the proceedings will be. The arbitration or administrative proceedings, if adversely decided, could have a material adverse effect on the value of Sonera’s investment in LSP. See also Note 25 to the Consolidated Financial Statements for subsequent events.

Lattelekom exclusive rights

      In August 2000, Tilts Communications A/ S, a wholly-owned Danish subsidiary, started arbitration proceedings against the State of Latvia under the rules of the International Chamber of Commerce (ICC) in Stockholm. The reason for initiating arbitration relates to the agreement signed in 1993 between the Republic of Latvia and Tilts. According to this agreement, the Latvian fixed line operator, Lattelekom SIA, of which Tilts owns 49 percent and the State of Latvia 51 percent, has exclusive rights to provide basic fixed network services in Latvia until the end of 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization (WTO) that Lattelekom’s exclusive rights would be revoked by January 1, 2003. The State of Latvia has asserted nine counterclaims against Tilts Communications alleging, among other things, that Tilts has breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom’s network in accordance with its commitments, (2) meet certain quality of service and network performance commitments, and (3) sell its shares in Latvijas Mobilais Telefons SIA to Lattelekom. In September 2001, Sonera was joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless plc. Sonera and Cable & Wireless have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the State of Latvia. A decision in the arbitration is not expected before late 2002. In addition, the State of Latvia has indicated that it may make direct claims against Sonera alleging breaches of the competition law.

Vatanen

      In connection with the termination by Sonera of the executive agreement between Sonera Corporation and Harri Vatanen, former President & CEO of Sonera SmartTrust, Sonera initiated arbitration proceedings in Finland on March 1, 2001, to confirm, among other things, that the technology agreement concluded with Vatanen in 1998 is legally binding and in force and that Sonera has fulfilled its obligations under the agreement. Sonera commenced this legal proceeding in order to protect its interests in light of the termination of Vatanen’s employment. In this connection, Vatanen brought a claim against Sonera and certain of its subsidiaries in the Superior Court of California, County of Santa Clara, in the United States for rescission of the technology agreement, alleging misrepresentation and fraud in relation to entering into such agreement and certain other related claims. With its decision issued on January 3, 2002, the arbitral tribunal appointed

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by the Board of Arbitrators of the Central Chamber of Commerce of Finland confirmed that the agreement entered into between Vatanen and Sonera Corporation in March 1998 relating, among other things, to SmartTrust technology is binding and in force. Therefore, Sonera is the rightful owner of the inventions of Vatanen covered by the technology agreement and the related patents. Management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be. See also Note 25 to the Consolidated Financial Statements for subsequent events.

Swanson

      In April 2001, Murray L. Swanson, the former managing director and CEO of Sonera Corporation U.S., Sonera’s wholly-owned subsidiary, brought a complaint in the Circuit Court of Cook County, in Illinois, United States, against Sonera Corporation and Sonera Corporation U.S. alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between Sonera Corporation U.S. and Swanson in October 1998. Swanson seeks, among other things, damages of over $75 million, and punitive damages in an unspecified amount. Sonera has denied any basis for liability on its part. The circuit court postponed a ruling on Sonera’s motion to dismiss, and the next hearing of the case took place on February 22, 2002.

Tax issues

      Sonera has received a notice from the Finnish Tax Authorities that they will conduct a tax audit in the spring of 2002 at Sonera’s Finnish Group companies for Finnish income taxes, value-added taxes and payroll taxes. Management believes that all transactions have been made in compliance with the Finnish tax legislation and foreign tax regulations, when applicable. Sonera has also requested for advance rulings certain significant transactions to have certainty over the applicable tax treatment of such transactions. Management is currently unable to assess the likely outcome of the pending tax audit in Finland.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.     Financial instruments and financial risk management

      The following table presents the carrying values and fair values for financial instruments, using share prices and interest and exchange rates current at the balance sheet date. While the contract amounts presented for derivative instruments illustrate the scope of Sonera’s hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of Sonera’s risk exposure. See Note 1 to the Consolidated Financial Statements for the accounting policies for derivative financial instruments.

	As of December 31, 1999				As of December 31, 2000				As of December 31, 2001

	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average
	amount	value	value	maturity	amount	value	value	maturity	amount	value	value	maturity

	(€ in millions)			(months)	(€ in millions)			(months)	(€ in millions)			(months)
Non-derivative financial instruments:
Shares and holdings
Turkcell Iletisim Hizmetleri A.S		382	382			568	2,695			590	1,726
AB Lietuvos Telekomas		232	232			211	138			212	86
AS Eesti Telekom		46	231			55	186			53	152
724 Solutions Inc.		21	21			21	115			18	18
Conduit Plc		—	—			20	28			5	5
Metro One Communications Inc.		—	—			—	—			77	206
Vitaminic S.p.A		—	—			—	—			6	6
Cisco Systems Inc.		—	—			9	6			3	3
VoiceStream Wireless Corporation		—	—			1,646	2,052			—	—
TietoEnator Corporation		130	893			139	473			—	—
Aerial Communications, Inc.		323	791			—	—			—	—
Powertel, Inc.		119	250			119	308			—	—
Other shares and holdings		538	551			1,949	1,950			2,029	2,029

Total shares and holdings		1,791	3,351			4,737	7,951			2,993	4,231
Loans receivable		54	61			2,859	2,865			3,120	3,120
Cash and short-term investments
Deutsche Telekom shares		—	—			—	—			504	504
Other short-term investments		77	77			68	68			116	116
Cash and cash equivalents		38	38			88	88			96	96

Total cash and short-term investments		115	115			156	156			716	716
Debt
Long-term debt		1,124	1,127			1,842	1,848			2,007	2,036
Current portion of long-term debt		—	—			107	107			1,418	1,418
Current debt		172	172			3,848	3,848			55	55

Total debt		1,296	1,299			5,797	5,803			3,480	3,509
Derivative financial instruments:
Interest rate swaps, Euribor(a)	604	7	(15)	69	2,103	36	36	48	2,207	38	41	35
Purchased interest rate options Cap options, Euribor(b)	120	1	3	38	200	1	1	24	270	1	—	14
Forward selling of foreign exchange
	$43	(2)	(2)	2	50	3	4	3	60	—	—	1
SEK	19	—	—	5	48	1	1	3	9	—	—	11
GBP	—	—	—	—	17	—	—	5	—	—	—	—
NOK	—	—	—	—	16	—	—	1	—	—	—	—
DKK	—	—	—	—	—	—	—	—	1	—	—	1
Other currencies	—	—	—	—	9	—	—	6	1	—	—	5
Forward buying of foreign exchange
	$61	3	2	2	125	(12)	(14)	3	—	—	—	—
JPY	—	—	—	—	—	—	—	—	4	(1)	(1)	—
SEK	—	—	—	—	3	—	—	1	3	—	—	1
GBP	—	—	—	—	—	—	—	—	3	—	—	1

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Fair value of interest rate swap agreements include the accrued interest.

(b)	Fair value of interest rate options (cap) include the accrued interest of the prevailing interest period.

      Fair values of the publicly quoted shares are based on December 31 closing prices. For other equity investments, fair value approximates the carrying value.

      The fair values of loans receivable, debt and derivative instruments are estimated using the expected future cash payments, discounted at market interest rates current on the balance sheet date. The carrying value of cash and short-term investments approximates fair value.

      For the carrying values and fair values of derivative instruments, a positive value represents asset and a negative value represents liability.

Derivative financial instruments

      Interest rate swaps and options (cap) relate to the hedging of interest rate risk in respect of Sonera’s long-term borrowings.

      Interest rate swaps as of December 31, 1999 consisted of 15 contracts with an average maturity of 69 months (ranging from seven to 113 months). Swaps hedging the long-term loan portfolio totaled €304 million, where Sonera pays fixed interest rate of 4.07 percent and receives variable interest rate based on Euribor (on average 3.22 percent on December 31, 1999). Additionally, Sonera has swapped its €300 million fixed rate Note (coupon interest 4.625 percent) into variable interest rate with contracts where Sonera receives fixed interest rate of 4.625 percent on average and pays variable interest rate based on Euribor (3.69 percent on December 31, 1999). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

      Interest rate swaps as of December 31, 2000 consisted of 23 contracts with an average maturity of 48 months (ranging from seven to 98 months). Swaps hedging the long-term loan portfolio totaled €803 million, where Sonera pays fixed interest rate 4.69 percent and receives variable interest rate based on Euribor (on average 4.98 percent on December 31, 2000). Additionally, Sonera has swapped its €300 million and €1,000 million fixed rate Notes (coupon interest 4.625 and 5.625 percent, respectively) into variable interest with contracts under which Sonera receives fixed interest rate of 5.39 percent on average and pays variable interest rate based on Euribor (5.35 percent on December 31, 2000). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

      Interest rate swaps as of December 31, 2001 consisted of 21 contracts with an average maturity of 35 months (ranging from two to 88 month). Swaps hedging the long-term loan portfolio totaled €907 million, where Sonera pays a fixed interest rate of 4.75 percent on average and receives a variable interest rate based on Euribor (on average 3.77 percent on December 31, 2001). Additionally, Sonera has swapped its €300 million and €1,000 million fixed rate Notes (coupon interest 4.625 and 5.625 percent, respectively) into variable interest with contracts under which Sonera receives a fixed interest rate of 5.39 percent on average and pays a variable interest rate based on Euribor (4.21 percent on December 31, 2001). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

      Interest rate options totaling €120 million as of December 31, 1999 consisted of five contracts with an average maturity of 38 months. The average cap of the options was 4.63 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Interest rate options totaling €200 million as of December 31, 2000 consisted of seven contracts with an average maturity of 24 months. The average cap of the options was 4.98 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

      Interest rate options totaling €270 million as of December 31, 2001 consisted of seven contracts with an average maturity of 14 months. The average cap of the options was 5.11 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

      Forward selling of foreign exchange relates to the hedging of Sonera’s trade accounts receivable and loans receivable in foreign currencies, and the maturities of these derivative financial instruments ranged from two to five months as of December 31, 1999, from zero to 33 months as of December 31, 2000 and from one to 20 months as of December 31, 2001. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

      Forward buying of foreign exchange primarily relates to the hedging of Sonera’s foreign currency loans, and, to a lesser extent, to the hedging of accounts payable in foreign currencies. The maturities of these derivative instruments were two months as of December 31, 1999, ranged from zero to ten months as of December 31, 2000, and ranged from zero to one month as of December 31, 2001. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

      Sonera does not hold positions in derivative financial instruments for speculative purposes.

Management of interest rate risk

      Sonera’s business operations give rise to certain exposure to risks related to interest rates. These risks are managed to minimize their impact on Sonera’s profitability and financial position.

      Interest rate risks include the cash flow risk (the effect of changes in the interest rate on interest income and expenses) as well as price risk (changes in the value of financial instruments when interest rates change). Sonera manages its interest rate risks by diversifying its portfolio of investments and loans in fixed and variable rate instruments, and by using interest rate swaps, interest rate options and forward rate agreements.

      The calculation of interest rate exposure is based in the interest rate maturities of the loans and other financial instruments used. The objective is to hedge against changes caused by a rise in the level of interest rates, taking into account factors such as the prevailing interest rate levels, yield curves and volatilities. In accordance with Sonera’s financial management policy, approximately 70 percent, 70 percent and 61 percent of Sonera’s net interest-bearing debt as of December 31, 1999, 2000 and 2001, respectively, consisted of floating rate instruments, i.e. with interest rate maturities less than 12 months. Approximately 30 percent, 30 percent and 39 percent were fixed rate instruments as of December 31, 1999, 2000 and 2001, respectively, with interest rate maturities ranging from 12 months to five years.

      The average interest rate on Sonera’s undrawn loans (including the effect of hedging measures) as of December 31, 2001, was 4.18 percent. A parallel change of one percentage point in the level of interest rates would have an impact of approximately €19 million on annual net interest expenses provided that Sonera’s interest-bearing net debt remains at the level prevailing at the end of 2001 and that new hedging measures are not taken. Interest-bearing net debt excludes loans receivable.

Management of foreign exchange risk

      Sonera seeks to minimize the effects of changes in foreign exchange rates on its earnings and financial position. The bulk of the cash flow from Sonera’s operations is in euros.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Changes in exchange rates between the euro and other currencies in which Sonera has receivables, payables or other contractual items generate exchange gains and losses to the Group’s result (transaction risk). According to its financial management policy, Sonera hedges all significant transaction risks by employing forward foreign exchange contracts, currency swaps and currency options. As of December 31, 1999, 2000 and 2001, the post-hedging open transaction risk of the Group companies in Finland was approximately €1 million, €1 million and €2 million, respectively. A ten percent change in the exchange rate of the euro against all other currencies would affect Sonera’s net profit directly, causing a change of €0.2 million assuming that the open transaction risk is at the same level as on December 31, 2001, and that new hedging measures are not taken.

      Changes in exchange rates between the euro and foreign currencies in which Sonera’s non-euro subsidiaries and associated companies report their results of operations and shareholders’ equity for inclusion in the Consolidated Financial Statements lead to translation differences in the consolidated shareholders’ equity (translation risk). Sonera’s proportion of the shareholders’ equity in its non-euro subsidiaries and associated companies as of December 31, 1999, 2000 and 2001 was €835 million, €1,093 million and €1,255 million, respectively. During the years ended December 1999, 2000 and 2001 Sonera did not hedge translation risks. In undertaking hedging measures, account is taken of such factors as the effect of the hedging on Sonera’s earnings and cash flow as well as the local foreign currency and capital market conditions, such as the level of interest rates and the liquidity of the market. A ten percent change in the exchange rate of euro against all other currencies would affect Sonera’s shareholders’ equity directly, causing a change of €126 million, assuming that Sonera’s proportion of the shareholders’ equity in its non-euro subsidiaries and associated companies is at the same level as it was on December 31, 2001, and that new hedging measures are not taken.

      Turkcell and certain other subsidiaries and associated companies in highly inflationary countries report their financial statements either in the inflation-corrected local currency or in United States dollars instead of the local currency.

Management of credit risk

      Financial instruments involve a risk that the counterparties may be unable to meet their contractual commitments. The investments in financial instruments, including short-term investments of excess cash, long-term investments in debt securities and loans receivable, as well as the use of derivative instruments, are centrally managed in Sonera’s Treasury function, and are limited to such counterparties and amounts as are approved by the Board of Directors. In the opinion of management, the counterparties of the Company’s financial instruments are credit worthy and no significant losses are expected from existing contracts. In the normal course of business, no collateral is required by the Company.

      The credit risk with respect to Sonera’s trade receivables is diversified both across a broad clientele of private individuals and among a large number of companies operating in various fields. Exposure to credit loss and subscriber fraud is monitored actively on a daily basis, including the processing of current credit information on subscribers from third-party sources. Bad debt expense in relation to consolidated revenues was 0.3 percent during each of the years ended December 31, 1999, 2000 and 2001, respectively.

22.     Segmented information

      Starting from the beginning of 2001, Sonera reports the following five business segments: (1) Mobile Communications Finland, (2) International Mobile Communications, (3) Service Businesses, (4) Sonera Telecom, and (5) Other Operations.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The principal changes from the previously reported segments include

(i)	the division of former Mobile Communications into domestic and international segments to increase transparency and to reflect revised management responsibility; and

(ii)	the combining of the previously separate segments Fixed Network Voice and Data, and Equipment Sales and Other Operations, into Sonera Telecom, to reflect the management responsibility for the Sonera Telecom entity, and to better reflect the closely interrelated operations of the two previously separate reported segments. Sonera also incorporated its Sonera Telecom segment into a separate legal subgroup as of July 1, 2001.

      Segment information for all periods presented has been restated to comply with the revised reporting structure.

      Mobile Communications Finland consists primarily of digital GSM and analog NMT services in Finland. International Mobile Communications includes significant minority shareholdings in providers of mobile telecommunications services in Turkey, Germany, Italy, Spain, Hungary, the Baltic States, Russia and Lebanon. Service Businesses include Internet, directory services and other media businesses, and new services based on mobile communications. Sonera Telecom includes fixed-network domestic and international voice services, data services and leased lines, equipment sales, construction and maintenance and certain other operations, as well as significant minority shareholdings in providers of fixed-network telecommunications services in the Baltic States. Other operations consists primarily of the Group’s centralized services, corporate administration, and certain minor business operations.

      The presentation of Sonera’s business segments is based on management accounts. Management accounts are monthly internal reports used by the chief operating decision-maker to evaluate segment performance and to make decisions how to allocate resources to segments. In this process, various adjustments are made in order to properly allocate the cost of internal services and certain other administrative overhead expenses. Where a reliable measure exists, the allocation is based on actual usage of capacity or services. For services that depend on the number of employees, the allocation basis is the number of personnel. For other internal services and administrative expenses, rational and consistent allocation methods are used that are deemed to represent a fair approximation of the actual use of services. Due to significant interdependencies and overlaps among the operating units, the profitability information shown for each operation may not be indicative of the amounts which would have been reported if the operating units were operationally or legally independent of one another.

      Intercompany sales consist of

(i)	services or goods sold to other business segments for their use; and

(ii)	sales of services or goods for resale by another business segment to external customers in cases where that other business segment has the customer responsibility and bears sales risks and rewards.

      The accounting policies underlying the reported segment data are the same as those described in Note 1 to the Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Financial information followed by Sonera’s management is presented separately for Sonera’s business segments as of and for the years ended December 31, 1999, 2000 and 2001 as follows:

	As of or for the year ended December 31, 1999

	Mobile	International
	Communi-	Mobile
	cations	Communi-	Services	Sonera	Other
	Finland	cations	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	962	4	140	708	35	—	1,849
Intercompany sales	22	—	35	272	63	(392)	—

Total revenues	984	4	175	980	98	(392)	1,849

Underlying EBITDA(1)	472	(8)	(47)	230	—	—	647
Non-recurring income and expenses	—	4	—	17	—	—	21
Depreciation and amortization	(123)	—	(13)	(145)	—	—	(281)

Operating profit (loss)	349	(4)	(60)	102	—	—	387

Equity income (loss) in associated companies	—	121	(2)	(19)	10	—	110
Unallocated amounts:
Financial income and expenses, net							—

Consolidated profit before income taxes, minority interest and extraordinary items							497

Segment assets	499	1,009	51	1,271	189	—	3,019
Capital expenditure	147	—	15	170	6	—	338
Investments in shares	1	337	38	14	20	—	410

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of or for the year ended December 31, 2000

	Mobile	International
	Communi-	Mobile
	cations	Communi-	Services	Sonera	Other
	Finland	cations	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	1,103	5	207	742	—	—	2,057
Intercompany sales	31	—	47	278	85	(441)	—

Total revenues	1,134	5	254	1,020	85	(441)	2,057

Underlying EBITDA(1)	532	(13)	(290)	265	7	—	501
Non-recurring income and expenses	11	1,515	(13)	35	(2)	—	1,546
Depreciation and amortization	(129)	—	(32)	(138)	—	—	(299)

Operating profit (loss)	414	1,502	(335)	162	5	—	1,748

Equity income (loss) in associated companies	—	120	(3)	3	1	—	121
Unallocated amounts:
Financial income and expenses, net							(9)

Consolidated profit before income taxes, minority interest and extraordinary items							1,860

Segment assets	488	3,879	189	1,315	247	—	6,118
Capital expenditure	124	—	104	202	—	—	430
Investments in shares	—	1,975	40	—	102	—	2,117

	As of or for the year ended December 31, 2001

	Mobile	International
	Communi-	Mobile
	cations	Communi-	Services	Sonera	Other
	Finland	cations	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	1,197	4	241	738	7	—	2,187
Intercompany sales	16	—	80	286	106	(488)	—

Total revenues	1,213	4	321	1,024	113	(488)	2,187

Underlying EBITDA(1)	604	(14)	(244)	230	(14)	—	562
Non-recurring income and expenses	—	583	(93)	1	230		721
Depreciation and amortization	(127)	—	(47)	(123)	(35)	—	(332)

Operating profit (loss)	477	569	(384)	108	181	—	951

Equity loss in associated companies	—	(201)	—	(1)	—	—	(202)
Unallocated amounts:
Sales and write-downs of short-term investments							(272)
Financial income and expenses, net							(32)

Consolidated profit before income taxes, minority interest and extraordinary items							445

Segment assets	464	2,126	265	1,188	317	—	4,360
Capital expenditure	102	—	53	186	18	—	359
Investments in shares	—	428	75	1	22	—	526

(1)	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of Sonera’s business. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of Sonera’s operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of Sonera’s operating performance. Sonera’s definition of underlying EBITDA does not show significant changes related to the following items: depreciation, amortization and write-downs; restructuring expenses; gains and losses from sale of shares and fixed assets; equity (income) loss in associated companies; financial income and expense; and income taxes. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      The following table presents a reconciliation of the business segment assets to Sonera’s consolidated total assets:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Total assets for reportable segments	3,019	6,118	4,360
Long-term receivables	35	42	3,075
Inventories	36	40	33
Receivables	404	3,418	610
Cash and short-term investments	115	156	716

Consolidated total assets	3,609	9,774	8,794

      The majority of Sonera’s revenues are generated in Finland. The components of revenues by geographic area are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Sales to customers in Finland	1,737	1,906	2,038
Sales to customers outside Finland	112	151	149

Total	1,849	2,057	2,187

      Information about Sonera’s long-lived assets (property, plant and equipment) by geographic area is as follows:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Finland	1,138	1,224	1,243
Outside Finland	21	41	26

Total	1,159	1,265	1,269

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.     Subsidiaries, associated companies and other shareholdings

Group companies on December 31, 2001 were as follows:

				Number of
				personnel
				as of
		Sonera’s	Revenues	December 31,
	Domicile	shareholding	for 2001	2001

		(%)	(€ in millions)
Parent Company:
Sonera Corporation	Helsinki, Finland		1,267.1	2,691
Subsidiaries:
Across Wireless AB	Stockholm, Sweden	100.0	—	—
Across Wireless Asia Ltd.	Hong Kong	100.0	—	—
Across Wireless Ltd	London, United Kingdom	100.0	—	—
Advanced Communication Research ACR Oy	Helsinki, Finland	100.0	—	—
Bfree Oy	Helsinki, Finland	100.0	—	—
Comro Oy	Helsinki, Finland	100.0	—	—
Consaura Oy	Helsinki, Finland	100.0	1.4	6
DataInfo Oy	Helsinki, Finland	100.0	2.3	8
Digame Servicios de Directorio S.A.(a)	Madrid, Spain	51.0	—	—
EMCEC-kiinteistöt Oy(b)	Helsinki, Finland	100.0	0.7	—
Esdata A/S	Tallinn, Estonia	70.0	0.7	9
Fleetadviser Oy	Helsinki, Finland	100.0	—	—
Gesam Oy	Helsinki, Finland	100.0	—	—
Helsingin Teollisuuskatu 13 Oy	Helsinki, Finland	100.0	3.2	—
iD2 Technologies AB	Stockholm, Sweden	100.0	—	—
iD2 Technologies Ltd	London, United Kingdom	100.0	0.4	—
Oy Infonet Finland Ltd	Helsinki, Finland	90.0	16.9	23
Intellitel Communications Oy	Helsinki, Finland	97.3	1.7	64
Intentive Progress Sdn Bhd.(c,d)	Kuala Lumpur, Malaysia	100.0	—	—
International Business Venturing IBV Oy	Helsinki, Finland	100.0	—	—
Intra Call Center S.A.	Amiens, France	100.0	8.3	191
Ixone Oy	Helsinki, Finland	100.0	—	—
Konsona Oy	Helsinki, Finland	100.0	—	—
Lippupalvelu Oy	Helsinki, Finland	55.6	2.1	25
Mspace Oy	Helsinki, Finland	100.0	—	—
Payway Oy(e)	Helsinki, Finland	100.0	0.1	—
Kiinteistö Oy Pietarsaaren Isokatu 8	Pietarsaari, Finland	60.2	—	—
Phone Park AB	Stockholm, Sweden	67.0	—	—
Primatel Ltd	Kuopio, Finland	100.0	153.5	1,584
Päämies-kauppiaat Oy	Helsinki, Finland	57.6	2.0	4
Reveko Telekom AS	Tallinn, Estonia	55.0	3.4	22
Kiinteistö Oy Saajomaja	Helsinki, Finland	100.0	—	—
Simfocom Oy	Helsinki, Finland	100.0	—	—
SmartTrust GmbH	Erfurt, Germany	100.0	—	17
SmartTrust Pte Ltd	Singapore	100.0	0.1	10

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Number of
				personnel
				as of
		Sonera’s	Revenues	December 31,
	Domicile	shareholding	for 2001	2001

		(%)	(€ in millions)
SmartTrust S.L.(c)	Madrid, Spain	100.0	—	1
SmartTrust Srl(c)	Milan, Italy	100.0	—	—
SmartTrust Systems Oy	Helsinki, Finland	100.0	—	—
Sonera 3G Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Belgium n.v./s.a	Brussels, Belgium	100.0	0.4	2
Sonera Carrier Networks Ltd	Helsinki, Finland	100.0	414.0	788
Sonera Corporation U.S.	Wilmington, DE, USA	100.0	5.8	19
Sonera Deutschland GmbH	Düsseldorf, Germany	100.0	2.9	11
Sonera Entrum Ltd	Helsinki, Finland	100.0	404.9	890
Sonera France SAS	Paris, France	100.0	0.9	—
Sonera Gateway Ltd	Helsinki, Finland	100.0	58.8	26
Sonera Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	2
Sonera Hong Kong Ltd(f)	Hong Kong	100.0	—	21
Sonera Hungary Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Hungary Kft.	Budapest, Hungary	100.0	—	—
Sonera Info Communications Ltd	Helsinki, Finland	100.0	62.5	610
Sonera Innotele Oy	Helsinki, Finland	100.0	61.2	69
Sonera International n.v./s.a.	Brussels, Belgium	100.0	—	13
Sonera Italian UMTS Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Juxto AB(g)	Stockholm, Sweden	100.0	5.3	73
Sonera Juxto GmbH(c)	Frankfurt, Germany	100.0	0.1	7
Sonera Juxto International Ltd(c)	Helsinki, Finland	100.0	—	—
Sonera Juxto Ltd	Helsinki, Finland	100.0	66.8	568
Sonera Living Ltd(h)	Helsinki, Finland	100.0	0.7	24
Sonera Media Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	9
Sonera Plaza Ltd	Helsinki, Finland	100.0	43.6	248
Sonera Plaza Financial Services Ltd(i)	Helsinki, Finland	100.0	—	—
Sonera Plaza Incentives Ltd	Helsinki, Finland	100.0	—	—
Sonera Plaza Fund Services Ltd	Helsinki, Finland	100.0	0.1	6
ZAO Sonera Rus	St. Petersburg, Russia	100.0	13.6	52
Sonera SmartTrust AB	Stockholm, Sweden	100.0	33.4	229
Sonera SmartTrust Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera SmartTrust Ltd.	London, United Kingdom	100.0	—	31
Sonera SmartTrust Ltd	Helsinki, Finland	100.0	2.2	84
Sonera SmartTrust Pty Ltd(c)	Sydney, Australia	100.0	—	1
Sonera SmartTrust SARL(c)	Paris, France	100.0	—	—
Sonera SmartTrust U.S., Inc.	Wilmington, DE, USA	100.0	—	14
Sonera Solutions Ltd	Helsinki, Finland	100.0	378.9	941
Sonera Sverige AB	Stockholm, Sweden	100.0	28.1	88
Sonera Systems Ltd	Helsinki, Finland	100.0	3.6	9
Sonera Telecom Ltd(c)	Helsinki, Finland	100.0	5.9	101
Sonera Telecommunication Services Ltd Sirketi	Istanbul, Turkey	100.0	1.4	1

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Number of
				personnel
				as of
		Sonera’s	Revenues	December 31,
	Domicile	shareholding	for 2001	2001

		(%)	(€ in millions)
Sonera UK Limited	Middlesex, United Kingdom	100.0	8.5	10
Sonera UMTS Sweden Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Ventures Oy	Helsinki, Finland	100.0	—	—
Sonera Zed Germany GmbH	Düsseldorf, Germany	100.0	1.8	14
Sonera Zed Italy srl.	Milan, Italy	100.0	1.4	14
Sonera Zed Nederland B.V.	Capelle a/d IJssel, Netherlands	100.0	0.8	19
Sonera Zed Ltd	Helsinki, Finland	100.0	9.5	136
Sonera Zed Philippines, Inc.	Makati City, Philippines	100.0	3.4	21
Sonera Zed Singapore Pte Ltd.	Singapore	100.0	0.1	10
Sonera Zed Telekomünikasyon Hizmetleri Ve Reklamcilik Limited Sirketi	Istanbul, Turkey	100.0	0.1	14
Sonera Zed UK Limited	Middlesex, United Kingdom	100.0	4.0	47
Sonera Zed U.S., Inc.	Waltham, MA, USA	100.0	0.3	12
Systems Consultant Partners Oy	Helsinki, Finland	100.0	—	—
Oy Telecon Ltd	Helsinki, Finland	100.0	—	—
Telering Ltd	Helsinki, Finland	100.0	34.0	142
Teletori Oy	Helsinki, Finland	100.0	—	—
Telibra Oy	Helsinki, Finland	100.0	—	—
Tilts Communications A/S	Copenhagen, Denmark	90.0	3.4	1
Tilts Communications SIA	Riga, Latvia	90.0	—	—
Unibase Ltd	Helsinki, Finland	100.0	57.4	36
Witnet Oy	Helsinki, Finland	100.0	—	—
Zed Incentives Oy	Helsinki, Finland	100.0	—	—
Revenues of sold subsidiaries			8.5	—
Intra-Group sales			(1,004.8)	—

Total			2,187.4	10,068

      Shareholding also corresponds to Sonera’s share of voting rights in each subsidiary. Revenues are presented in accordance with Sonera’s accounting principles. Revenues for subsidiaries acquired during the year represent revenue from the month of acquisition. Revenues for businesses incorporated during the year represent revenue from the start of operations of the subsidiary.

Notes to the list of group companies:

(a)	The company was changed from an associated company into a subsidiary in 2001.

(b)	The company’s name was changed in 2001; former name was EMCEC Oy.

(c)	The company was established in 2001.

(d)	Company’s official name; business name is Sonera SmartTrust Sdn Bhd (Malaysia).

(e)	The Parent Company and Group shareholding was changed in 2001 (2000: 67 percent).

(f)	Company’s official name; business name is Sonera SmartTrust Ltd (Hong Kong).

(g)	The company’s name was changed in 2001; former name was Frontec Support and Operations AB.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	The Group shareholding was changed in 2001 (2000: 51 percent).

(i)	The Group shareholding was changed in 2001 (2000: 80 percent).

Subsidiaries sold:

Geddeholm CallCenter AB in August 2001.

Tele P AB in October 2001.
Sonera Plaza Nederland B.V. in July 2001.

Mergers:

Saimaan Tietotekno Oy merged with Sonera Entrum Ltd.

Across Holding AB and iD2 Holding AB merged with Sonera SmartTrust AB.
Dash Oy, Mobinetti Oy, Telesol Oy and Tedasys Oy merged with Sonera Corporation.
Suomen Nettirahastot Oy merged with Sonera Plaza Fund Services Ltd.

Subsidiaries dissolved:

Sonera Japan K.K.

Sonera Systems SIA.
Spectrum Co Ltd.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Sonera’s associated companies on December 31, 2001 were as follows:

		Sonera’s
		direct	Equity
	Domicile	shareholding	consolidation

		(%)	(%)
Mobile network operators:
Turkcell Iletisim Hizmetleri A.S.	Istanbul, Turkey	13.1	37.1
Fintur Holdings B.V.	Rotterdam, Netherlands	35.3	35.3
AS EMT(a)	Tallinn, Estonia	—	24.5
Latvijas Mobilais Telefons SIA	Riga, Latvia	24.5	24.5
UAB Omnitel	Vilnius, Lithuania	—	27.5
Pannon GSM Rt	Budapest, Hungary	23.0	23.0
ZAO North-West GSM	St. Petersburg, Russia	23.5	23.5
ZAO Sonic Duo	Moscow, Russia	35.0	35.0
Group 3G UMTS GmbH(b)	München, Germany	—	42.8
Fixed network operators:
AS Eesti Telefon	Tallinn, Estonia	—	24.5
Lattelekom SIA	Riga, Latvia	44.1	44.1
AB Lietuvos Telekomas	Vilnius, Lithuania	—	30.0
Loimaan Seudun Puhelin Oy(c)	Loimaa, Finland	24.1	24.1
Other associated companies:
Eliska Wireless Ventures I, Inc.(c)	Mobile, AL, USA	30.1	30.1
Farmit Website Ltd	Helsinki, Finland	33.3	33.3
Gilla S.p.A.(e)	Cagliari, Italy	50.0	50.0
IsoWorks Oy	Helsinki, Finland	50.0	50.0
Johtotieto Oy	Helsinki, Finland	33.3	33.3
Kasteam Oy	Helsinki, Finland	35.0	35.0
Metro One Telecommunications Inc.(c)	Beaverton, OR, USA	25.5	25.5
118 Ltd.(c)	Surrey, United Kingdom	45.0	45.0
Movere Oy	Helsinki, Finland	20.0	20.0
Next Era Productions AB	Kista, Sweden	50.0	50.0
UAB Sontel	Vilnius, Lithuania	50.0	50.0
Springtoys Oy	Helsinki, Finland	20.0	20.0
Suomen Erillisverkot Oy	Helsinki, Finland	40.0	40.0
Suomen Keltaiset Sivut Oy	Helsinki, Finland	30.2	30.2
Suomen Numeropalvelu Oy	Helsinki, Finland	40.0	40.0
Zoom HF	Reykjavik, Iceland	32.5	32.5
Holding companies:
ACS-Sonera Telefonia Movil, S. L.(c)	Madrid, Spain	41.6	41.6
Amber Mobile Teleholding AB	Farsta, Sweden	50.0	50.0
Amber Teleholding A/S	Copenhagen, Denmark	50.0	50.0
Baltic Tele AB	Stockholm, Sweden	50.0	50.0
AS Eesti Telekom	Tallinn, Estonia	24.5	24.5
Group 3G UMTS Holding GmbH(d)	München, Germany	42.8	42.8
Helsingin GSM-Palvelu Oy	Helsinki, Finland	35.0	35.0
Turkcell Holding A.S.	Istanbul, Turkey	47.1	47.1

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Shareholding also corresponds to Sonera’s share of voting rights in each associated company. Associated companies are included in the Consolidated Financial Statements in accordance with the equity method of accounting. “Equity consolidation” indicates the share of net income and retained earnings that is included in Sonera’s Consolidated Financial Statements. Summarized financial information for the associated companies is presented in Note 11 to the Consolidated Financial Statements.

Notes to the list of associated companies:

(a)	The company’s name was changed in 2001; former name was AS Eesti Mobiiltelefon.

(b)	The company’s name was changed in 2001; former name was Marabu Vermögensverwaltung GmbH.

(c)	The company was acquired in 2001.

(d)	The company’s name was changed in 2001; former name was Orla Siebzehnte Vermögensverwaltung GmbH.

Associated companies sold:

Netista Oy (S-Kanava Oy) in November 2001.

Certall Finland Oy in July 2001.

Sonera’s other shareholdings on December 31, 2001 were as follows:

		Sonera’s	Carrying
	Domicile	shareholding	value

		(%)	(€ in
			millions)
Ipse 2000 S.p.A.	Rome, Italy	12.6	293
Xfera Móviles S.A.	Madrid, Spain	14.3	43
724 Solutions Inc.	Toronto, Ontario, Canada	11.0	18
Juniper Financial Corporation	Wilmington, DE, USA	3.6	17
PayPal Inc.	Palo Alto, CA, USA	1.6	10
Vitaminic S.p.A.(a)	Milan, Italy	4.0	6
Phonetic Systems Inc.	Bedford, MA, USA	8.7	7
Conduit Plc	Dublin, Ireland	10.0	5
Libancell S.A.L	Beirut, Lebanon	14.0	4
Cisco Systems Inc.	San Francisco, CA, USA	—	3
Investments in venture capital funds			45
Interests in satellite operations			3
Housing and real estate			3
Other shares and holdings			12

Total			469

(a)	PeopleSound.com Ltd merged with Vitaminic S.p.A. in December 2001.

Other shareholdings sold:

TietoEnator Corporation in March 2001.

VoiceStream Wireless Corporation in May 2001.
Powertel Inc. in May 2001.
Trio AB in December 2001.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.     Differences between Finnish GAAP and generally accepted accounting principles in the United States

      The accompanying Consolidated Financial Statements have been prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to net income and shareholders’ equity that would have been required if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Consolidated Financial Statements.

	Year ended December 31,

	1999	2000	2001

	(€ in millions,
	except per share amounts)
Net income under Finnish GAAP	370	1,506	409
Adjustments to reconcile to U.S. GAAP:
(a) Difference in depreciation method	25	25	(13)
(b) Pensions	(2)	3	7
(c) Write-down on NMT network assets	(11)	(3)	(9)
(d) Provisions for year 2000	(4)	—	—
(e) Investments in marketable securities	—	67	(70)
(f) Capitalization of interest	—	(8)	—
(g) Associated companies	(24)	50	(3)
(h) Allowance for doubtful accounts	—	(1)	—
(i) Stock option schemes	(16)	(66)	(47)
(j) Business combinations	—	(852)	(69)
(k) Derivative instruments	—	—	18
(l) Income taxes	—	—	59
Tax effect of U.S. GAAP adjustments	—	(17)	6

Net income under U.S. GAAP before cumulative effect of accounting change	338	704	288
Cumulative effect of accounting change (net of deferred tax benefit of €2 million)	—	—	(4)

Net income under U.S. GAAP	338	704	284

(m) Basic earnings per share and ADS adjusted with effects of Rights Offering	0.38	0.78	0.31

(m) Diluted earnings per share and ADS adjusted with effects of Rights Offering	0.38	0.78	0.31

      The cumulative accounting change effect is immaterial to the basic and diluted earnings per share.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,

	1999	2000	2001

	(€ in millions)
Shareholders’ equity under Finnish GAAP	1,801	3,233	4,575
Adjustments to reconcile to U.S. GAAP:
(a) Difference in depreciation method	(4)	21	8
(b) Pensions	40	43	50
(c) Write-down on NMT network assets	22	19	10
(d) Provisions for year 2000	—	—	—
(e) Investments in marketable securities	135	1,027	—
(f) Capitalization of interest	8	—	—
(g) Associated companies	(52)	(2)	(5)
(h) Allowance for doubtful accounts	(2)	(3)	(3)
(i) Stock option schemes	—	—	—
(j) Business combinations	—	300	231
(k) Derivative instruments	—	—	12
(l) Income taxes	—	—	59
Tax effect of U.S. GAAP adjustments	(52)	(206)	(25)

Shareholders’ equity under U.S. GAAP	1,896	4,432	4,912

      Those differences that have a material effect on consolidated net income and shareholders’ equity are as follows:

(a)     Difference in depreciation method

      Under Finnish GAAP as of January 1, 1997, Sonera changed its depreciation method for telecommunications networks from the declining-balance method to the straight-line method. Management believes that the straight-line method provides a better matching of depreciation expense with the revenues derived from the utilization of such assets. Under the declining-balance method, the Company was depreciating 25 percent to 40 percent of the asset balances per year. With the change to the straight-line method the useful lives range from four to 20 years. The effect of these changes has been applied on a prospective basis beginning on January 1, 1997.

      Under U.S. GAAP, the Company has followed the straight-line method for all periods since the Company’s incorporation.

      The difference in depreciation method affects Sonera’s annual depreciation amounts under U.S. GAAP during years through 2016. Adjustments to net income include a decrease in depreciation expense of €25 and €25 million for years ended December 31, 1999 and 2000, and an increase in depreciation expense of €13 million for the year ended December 31, 2001, respectively. Future adjustments to Sonera’s net income will include increases in depreciation expense of €6 million and €2 million for the years ended December 31, 2002 and 2003, respectively. The amount of cumulative adjustments for depreciation expense for the years 2004-2016 would be less than one million euros.

(b)     Pensions

      Most of Sonera’s pension schemes are in accordance with Finnish conditions and practices as Sonera’s primary operations are in Finland.

      The statutory pension benefits for most of the personnel in Finland, as well as certain voluntary additional pension benefits to a closed group of employees, were funded through the PT Pension Fund until

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001. The PT Pension Fund was originally established to fund the pension obligations of PT Finland and continued to be used to fund the pension obligations of both Sonera and Finland Post Group Ltd (“Finland Post”) until December 31, 2001. It was split up in two on January 1, 2002, after which both Sonera and Finland Post have their own pension funds. Sonera’s pensions liabilities and the respective portion of the plan assets were transferred to the Sonera Pension Fund. As the split-up resulted in a separation of plan assets in relation to respective shares in total liabilities, the split-up does not change Sonera’s pension obligations and the funding status of those obligations. The split-up is not considered a taxable transaction to the Sonera Pension Fund or Sonera. The rights of the participants were not affected by this split-up.

      The statutory pensions benefits and certain voluntary additional pension benefits funded through Sonera Pension Fund are primarily defined benefit pension schemes with retirement, disability and certain other income benefits based on years of service and a final average salary with the Company. The additional pension benefit scheme has been closed to new employees as of January 1, 1994. Additionally, the statutory pension benefits accrued with respect to Sonera’s employees before the separation of Sonera’s current operations from the Finnish State on January 1, 1994 are covered by the Finnish State pension plans, and do not create any liability to Sonera. Contributions paid to the PT Pension Fund by Sonera totaled €41 million, €55 million and €72 million during the years ended December 31, 1999, 2000 and 2001, respectively.

      The statutory pension benefits are provided under TEL system that requires some of the benefits to be funded and the remainder to be covered under a pay-as-you-go system for all Finnish companies. Sonera’s Pension Fund has two sections covering the funded part of TEL and the voluntary plan and it is required to maintain funding levels prescribed by Finnish regulations.

      The schemes are funded through monthly contributions to the Sonera Pension Fund as determined by periodic actuarial calculations, with the contributions charged to expense as made. Under Finnish GAAP, other than amounts accrued for the next contribution payable, Sonera does not record liabilities for pensions.

      Prior to the year 2002, certain minor Finnish subsidiaries were not participating employers in the Sonera Pension Fund and funded part of TEL pension benefits of those subsidiaries were funded through pension insurance. These insurance payments were less than €0.2 million for each of the years ended December 31, 1999, 2000 and 2001. On January 1, 2002, all Finnish subsidiaries were participating employers in the Sonera Pension Fund.

      Sonera’s subsidiaries outside Finland have various pension schemes in accordance with the local requirements and practices. The schemes are generally funded through payments to insurance companies. Sonera’s policy for funding its defined benefit plans is to satisfy local statutory funding requirements. Pension expenses recorded by Sonera’s foreign subsidiaries totaled €1.7 million, €4.9 million and €6.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

      Under U.S. GAAP, the determination of pension expense for defined benefit pension plans and for defined contributions plans is made pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 87, “Employers’ Accounting for Pensions.” SFAS 87 is more prescriptive than Finnish GAAP in that it requires the use of a specific actuarial method (the projected unit credit method). Also under SFAS 87, under certain circumstances, a minimum liability is recorded with a corresponding intangible asset and/or reduction of shareholders’ equity for plans that are underfunded. The accounting and disclosure requirements of SFAS No. 87 and SFAS No. 132, “Employers’ Disclosure About Pensions and Other Postretirement Benefits” differ from Finnish GAAP.

      Pension benefits for Sonera employees and former employees are provided from three sources. Those sources are the Finnish Employees’ Pension Act (“TEL”), which consists of non-disability pension obligations (“TEL Pension”), future disability pensions (“TEL Disability”), and a voluntary plan. The TEL is a national pension system in which all Finnish private sector employers participate. The TEL system is partly funded and partly pay-as-you-go.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      An essential feature of TEL is that only the TEL Disability pension is fully funded in advance. The TEL Pension is partly funded, but at present it is fundamentally financed as a pay-as-you-go pension. The pay-as-you-go costs of an employer do not depend on the pensions paid to the former employees of Sonera. Instead, the yearly premium depends on the wages of the current workforce and is a certain percentage of these wages. In TEL, an employer does not have a direct responsibility for the unfunded part of the TEL pension. The funded part of Sonera’s TEL pension obligation is covered by Sonera’s Pension Fund. Contributions to that fund are determined on a statutory basis. The unfunded part of the TEL pension is comparable to the U.S. concept of a multiemployer plan and is treated as such by Sonera. The payments made by Sonera to the unfunded pay-as-you-go system during the years ended December 31, 1999, 2000 and 2001 were €39 million, €48 million and €53 million, respectively.

      The funding of the Sonera Pension Fund is subject to Finnish regulations that require the contributions to be calculated using specific actuarial methods and assumptions. These methods and assumptions are different from those specified under SFAS 87. In particular, under the Finnish regulations, contributions are determined in a way that the fund maintains 100 percent solvency. For this purpose, plan assets are measured by book value, not fair value, and the discount rate that is used to determine the funding level is relatively low. Accordingly, when the funded status is calculated under SFAS 87, an apparently overfunded situation is often the result.

      In respect of Sonera’s benefit obligations funded through the Sonera Pension Fund, accounted on a U.S. GAAP basis, the SFAS 132 disclosure is as follows:

	As of or for the year
	ended December 31,

	1999	2000	2001

	(€ in millions)
Change in projected benefit obligation (“PBO”)
PBO at the start of the year	75	101	118
Service cost	9	12	16
Interest cost	5	7	9
Actuarial loss	6	—	19
Amendments loss (gain)	8	—	(3)
Benefits paid	(2)	(2)	(3)

PBO at the end of the year	101	118	156

Change in plan assets
Fair value of the assets at the start of the year	116	167	157
Actual return on plan assets	51	(14)	(14)
Employer contribution	2	6	18
Benefits paid	(2)	(2)	(3)

Fair value of assets at the end of the year	167	157	158

Funded status	66	39	2
Unrecognized transition asset	(12)	(9)	(6)
Unrecognized net actuarial (gain) loss	(22)	6	51
Unrecognized prior service cost	8	7	3

Net amount recognized	40	43	50

      For the purposes of the U.S. GAAP balance sheet, the net amount recognized is recorded as prepaid benefit cost. There is no accrued benefit liability or intangible asset recorded in respect of Sonera’s benefit obligations as December 31, 1999, 2000 and 2001.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Key assumptions used in the SFAS 87 calculations are as follows:

	As of or for the year
	ended December 31,

	1999	2000	2001

	(%)
Weighted average assumptions
Discount rate at the end of the year	5.80	5.80	5.80
Expected return on plan assets for the year	6.00	7.20	6.90
Rate of expected compensation increase at the end of the year	4.00	4.00	4.00

      The components of net periodic benefit costs are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Service cost	9	12	16
Interest cost	5	7	9
Expected return on plan assets	(8)	(12)	(12)
Amortization of transition asset for the period	(3)	(3)	(3)
Recognized net actuarial loss (income)	1	(1)	—
Amortization of unrecognized prior service cost	—	—	1

Total net periodic benefit cost	4	3	11

      For U.S. GAAP purposes, Sonera would be required to adopt the provisions of SFAS 87 on January 1, 1989 and the cumulative adjustment of the effect of the transition to SFAS 87 would be amortized on a prospective basis over the average remaining service period of active employees. It was not considered practical for Sonera to compute its pension liabilities as of January 1, 1989. Accordingly, the transition to SFAS 87 was computed as at December 31, 1996, resulting in a transition asset of €44 million. An adjustment was made to record €23 million of the transition asset as an increase of U.S. GAAP shareholders’ equity at that date, based on the ratio of the years elapsed from the effective date of SFAS 87 and December 31, 1996 to the remaining service period of employees expected to receive benefits. The amortization of the remaining transition asset will continue through the year 2003.

      For U.S. GAAP purposes, Sonera has recognized an increase of €2 million in its benefit costs for the year ended December 31, 1999 and a decrease of €3 and €7 million in its benefit costs for the years ended December 31, 2000 and 2001, respectively. These adjustments were determined by comparing the contributions recorded under Finnish GAAP with the amounts that would have been recorded if the provisions of SFAS 87 were applied in the Consolidated Financial Statements.

      The Sonera Pension Fund’s assets consist of investments in cash, short-term and long-term debt securities, loans receivable, equity securities, real estate and housing. The Sonera Pension Fund (and former PT Pension Fund) did not have any loans receivable from Sonera or from Sonera’s associated companies during the periods presented.

      The assets of the PT Pension Fund also included investments in Sonera shares with a fair value of €88 million, €25 million and €9 million as of December 31, 1999, 2000 and 2001, respectively (of which €26 million, €7 million and €2 million, respectively, would have been included in Sonera’s plan assets according to SFAS 87), and investments in shares in TietoEnator Corporation, which was Sonera’s 20.3 percent associated company as of December 31, 1999, with a fair value of €33 million as of December 31, 1999 (of which €9 million would have been included in the SFAS 87 plan assets).

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)     Write-down on NMT network assets

      Under Finnish GAAP, an impairment to long-lived assets is recognized when it is probable that the carrying value of the asset is not recoverable from the future cash flows derived from the use of such asset. Under Finnish GAAP, it is permissible to allocate certain assets which are commonly used by several operations in determining whether an impairment exists. If during a subsequent period the write-down proves to be no longer justified, either partly or entirely, the portion of the write-down which is no longer justified must be reversed and recognized to income for that period.

      As a consequence of a significant reduction in the number of subscribers to Sonera’s analog NMT services during the latter part of 1998, a write-down of €34 million on certain specifically identified and allocated assets related to Sonera’s NMT networks was recorded under Finnish GAAP for the year ended December 31, 1998.

      Under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” an impairment of an asset would be required if the undiscounted cash flows derived from that asset were less than the carrying value of such asset. The amount of the write-down (impairment loss) would be the difference between the fair value of the asset and its carrying value in the financial statements. In addition, under U.S. GAAP, a reversal of an impairment loss is not permitted. SFAS 121 does not allow allocations of assets nor cash flows and should be examined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

      Therefore, a U.S. GAAP adjustment would be recorded to reverse this write-down and accelerate the useful life of the specifically identified assets. For the year ended December 31, 1999, this adjustment would result in an increase in depreciation expense of €11 million and a decrease in accumulated depreciation to €22 million. For the year ended December 31, 2000, the adjustment would result in an increase in depreciation expenses of €3 million and a decrease in accumulated depreciation to €19 million. For the year ended December 31, 2001, the adjustment would result in a increase in depreciation expense of €9 million and a decrease in accumulated depreciation to €10 million.

      The carrying value under U.S. GAAP of the specifically identified NMT network assets was €3 million, zero and zero as of December 31, 1999, 2000 and 2001, respectively. The remaining useful lives of the specifically identified assets as of December 31, 1998 ranged from two to seven years before the SFAS 121 analysis, and from two to three years after the analysis.

(d)     Provision for year 2000

      As allowed by Finnish GAAP, Sonera recorded a provision to cover all major incremental expenses incurred from its year 2000 compliance program, which included all necessary inspection, adjustment, replacement and testing work carried out on Sonera’s data systems and other telecommunications network equipment.

      Based on the first estimate, a provision of €8 million was recorded during the year ended December 31, 1996. Additional provisions of €5 million and €2 million were recorded during the years ended December 31, 1997 and 1998, respectively, resulting in a total cost provision of €15 million. Actual expenses charged against the provision were €2 million, €9 million and €4 million during the years ended December 31, 1997, 1998 and 1999, respectively, and the remaining balance of the provision was zero as of December 31, 1999.

      Under U.S. GAAP, costs related to the year 2000 compliance program would have been charged to expense when incurred.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)     Investments in marketable securities

      Under Finnish GAAP, Sonera accounts for its investments in marketable securities at the lower of cost or market value, except when decrease in market value can be considered other than temporary. Debt securities held to maturity are stated at amortized cost. Subsequent recoveries in the market value of securities previously written down to market value are recorded as an increase to carrying value, with a credit to income, up to an amount not exceeding the initial cost.

      SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” requires that all investments in equity securities with readily determinable fair values and all debt securities be classified into three categories and accounted for as follows:

•	Debt securities in which the company has the intent and ability to hold to maturity are classified as “held-to-maturity” securities and are reported at amortized cost;

•	Debt and equity securities which are bought and held principally for the purpose of short-term selling are classified as “trading” securities and reported at fair value, with unrealized gains and losses included in earnings; and

•	Debt and equity securities not classified as either “held-to-maturity” securities or “trading” securities are classified as “available-for-sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of applicable taxes, in a separate component of shareholders’ equity. Unrealized losses are recorded to income as impairment losses when the decline in value is considered other-than- temporary.

      Information regarding Sonera’s short-term investments is as follows:

		Marketable	Deutsche		Total
	Time	debt	Telekom	Other	short-term
	deposits	securities	shares	securities	investments

	(€ in millions)
As of December 31, 1999
Cost	72	4	—	1	77
Unrealized gains and losses	—	—	—	—	—

Fair value	72	4	—	1	77

As of December 31, 2000
Cost	39	29	—	—	68
Unrealized gains and losses	—	—	—	—	—

Fair value	39	29	—	—	68

As of December 31, 2001
Cost	—	114	642	2	758
Unrealized gains and losses	—	—	(138)	—	(138)

Fair value	—	114	504	2	620

      There were no substantial sales of short-term investments during years 1999 and 2000.

      On May 31, 2001, Sonera received approximately 72 million Deutsche Telekom (“DT”) shares from the sale of VoiceStream and Powertel shares to DT. The DT shares were initially recorded at €24.60 per share in May 2001. On September 30, 2001, based on Sonera’s intention to sell the DT shares, Sonera considered the decline in DT share value to €17.20 to be “other-than-temporary” for the Company. Accordingly, the decline in market value was charged to net income also under U.S. GAAP. During the year 2001, Sonera sold 46.1 million DT shares, realizing proceeds of €1,004 million and a loss of €134 million from the sales. On

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, Sonera owned approximately 26.0 million DT shares with a market value of €19.40 per share. The recovery in market value from €17.20 to €19.40 per share was recorded to income under Finnish GAAP for an amount of €57 million. Under U.S. GAAP this amount was recorded as a credit to Other Comprehensive Income.

      Original maturities of Sonera’s short-term investments in debt securities as of December 31, 2001 are as follows:

As of
December 31, 2001

(€ in millions)
Less than one year	116
Over one year	—

Total short-term investments	116

      Information regarding Sonera’s marketable equity securities is as follows:

	As of December 31, 1999

		Unrealized	Unrealized	SAB 51	Fair
	Cost	gains	losses	gains	value

	(€ in millions)
Powertel, Inc.	119	131	—	—	250
Other marketable equity securities	—	4	—	—	4

Total marketable equity securities	119	135	—	—	254

	As of December 31, 2000

		Unrealized	Unrealized	SAB 51	Fair
	Cost	gains	losses	gains	value

	(€ in millions)
VoiceStream Wireless Corporation	1,646	406	—	—	2,052
TietoEnator Corporation	139	294	—	40	473
Powertel, Inc.	119	189	—	—	308
724 Solutions Inc.	21	67	—	27	115
Conduit Plc	20	8	—	—	28
Cisco Systems, Inc.	10	—	(4)	—	6
Other marketable equity securities	5	—	—	—	5

Total marketable equity securities	1,960	964	(4)	67	2,987

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2000, the shareholders’ equity of Sonera under U.S. GAAP included unrealized gains of €964 and unrealized losses of €4 million and SAB 51 gain of €67 million. These items were not included in the shareholders’ equity under Finnish GAAP as of December 31, 2000.

	As of December 31, 2001

		Unrealized	Unrealized	SAB 51	Fair
	Cost	gains	losses	gains	value

	(€ in millions)
724 Solutions Inc.	21	—	(30)	27	18
Conduit Plc	20	—	(15)	—	5
Cisco Systems, Inc.	10	—	(7)	—	3
Vitaminic S.p.A.	11	—	(5)	—	6
Eliska Wireless Ventures I, Inc.	81	—	(26)	—	55
Deutsche Telekom	642	—	(138)	—	504

Total marketable equity securities	785	—	(221)	27	591

      As of December 31, 2001, the shareholders’ equity of Sonera under U.S. GAAP included unrealized losses of €221 million and SAB 51 gain of €27 million. Shareholders’ equity under Finnish GAAP as of December 31, 2001 included unrealized losses of €194 million.

      In May 2000, TietoEnator Corporation completed a directed issue whereby TietoEnator issued 1,039,102 shares to shareholders of Oy Visual Systems Limited, acquiring 80 percent of Visual Systems. In June 2000, TietoEnator implemented a public offer to the shareholders of Entra Data AB and completed a directed issue whereby TietoEnator issued 4,186,320 shares, acquiring 44 percent of Entra Data. After the transactions Sonera’s holding in TietoEnator was 18.7 percent, and Sonera accounted for its investment under the cost method since Sonera was no longer deemed to have significant influence over the operations of TietoEnator. Under Finnish GAAP, Sonera did not recognize any gain from the decrease in its interest in TietoEnator, and the carrying value of €139 million under the equity method prior to the directed issues was established as the cost basis of Sonera’s investment in TietoEnator. For its U.S. GAAP financial statements, Sonera recorded a gain of €40 million from the TietoEnator directed issues for the year ended December 31, 2000, in accordance with SEC Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary (“SAB 51”). The gain was recorded in the income statement and it established a new cost basis of €179 million under U.S. GAAP. The shares in TietoEnator were sold in March 2001 and Sonera recorded a gain of €286 million on the sale under Finnish GAAP. Under U.S. GAAP, the realized gain was €246 million for the year ended December 31, 2001.

      On March 30, 2000, the United States Federal Communications Commission (“FCC”) gave final approval to the merger of Aerial Communications, Inc. (“Aerial”) with VoiceStream Wireless Corporation (“VoiceStream”). The merger was completed on May 4, 2000. After the merger and Sonera’s earlier $500 million investment in VoiceStream on February 28, 2000, Sonera’s shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for Aerial under the equity method on the merger date, and Sonera’s investment in VoiceStream was accounted for under the cost method. The cost basis of VoiceStream shares received in the merger is based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax gain of €835 million on the merger transaction for the second quarter of 2000 under both Finnish and U.S. GAAP.

      On July 24, 2000, the Board of Directors of VoiceStream announced that it had entered into a merger agreement with Deutsche Telekom AG.

      Sonera acquired a 9.1 percent interest in Powertel, Inc. in September 1999. Powertel is a provider of GSM-based PCS services in selected markets in the south-eastern part of the United States. In May 2000,

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sonera agreed that it would make an additional investment of $200 million in Powertel. Of the total amount, Sonera invested $125 million directly in Powertel, raising its holding in Powertel to approximately 11.8 percent, on a fully diluted basis. In addition, Sonera acquired a 30.1 percent holding in Eliska Wireless Ventures I, Inc. (“Eliska”) for $75 million. Eliska shares were convertible into approximately one million Powertel shares. These agreements entitled Sonera to raise its holding in Powertel to approximately 13.5 percent (fully diluted), which corresponds to approximately 7.4 million shares. The arrangements were seen to completion and the purchase prices paid in January 2001.

      In connection with the Eliska transaction Sonera entered into a put agreement with Powertel which was subsequently assumed by Deutsche Telekom, pursuant to which Powertel agreed that Sonera could sell all of its interest in Eliska to Powertel in exchange for 1,044,568 Powertel shares. Under the terms of the Powertel/ Deutsche Telekom merger agreement, this was converted into the right to receive 2,773,395 shares of Deutsche Telekom. In October 2001, Sonera decided to exercise the put option and sell all its shares in Eliska to Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. The sale was subject to regulatory approval in the United States by the Federal Communications Commission. See also Note 25 to the Consolidated Financial Statements of subsequent events.

      On May 9, 2001, Sonera sold 17.4 percent of its VoiceStream shares for €357 million. On May 22, 2001, Sonera sold 17.1 percent of its Powertel shares for €75 million. On May 31, 2001, Sonera completed the sale of VoiceStream and Powertel shares to Deutsche Telekom (“DT”) according to agreements made in 2000. For its remaining VoiceStream shares on May 31, 2001, Sonera received approximately 58 million DT shares and €292 million cash. For its remaining Powertel shares on May 31, 2001, Sonera received approximately 14 million DT shares. Therefore, the overall proceeds from VoiceStream and Powertel during May 2001 totaled approximately €724 million in cash and 72 million DT shares.

      Sonera acquired its original 22 percent interest in 724 Solutions Inc. in August 1999 and accounted for its investment under equity method for the year ended December 31, 1999. After the initial public offering by 724 Solutions Inc. in February 2000, Sonera’s 6.4 million shares represented an approximately 18 percent interest in 724 Solutions and Sonera accounted for its 18 percent investment under the cost method since Sonera was no longer deemed to have significant influence over the operations of 724 Solutions. Under Finnish GAAP, Sonera has not recognized any gain from the decrease in its interest in 724 Solutions, and the carrying value of €21 million under the equity method prior to the initial public offering was established as the cost basis of Sonera’s investment in 724 Solutions. For its U.S. GAAP financial statements, Sonera has recorded a gain of €27 million from 724 Solutions initial public offering for the year ended December 31, 2000, according to SAB 51. The gain was recorded in the income statement and it established a new cost basis of €48 million under U.S. GAAP for Sonera’s investment in 724 Solutions. In February 2001, 724 Solutions acquired Tantau Software Inc. and paid the purchase price by using its own shares. As a result of this acquisition, Sonera’s holding in 724 Solutions decreased to 11.4 percent.

      Sonera acquired 12.5 percent in Conduit Plc in May 2000. In June 2000, the company had an initial public offering, and was listed on the Neuer Markt of the Frankfurt Stock Exchange in Germany. Except for a 15 percent over-allotment option, the offering was in the form of a primary issue of shares by Conduit. Therefore, after the offering, Sonera’s interest in Conduit was diluted to 9.98 percent.

      In February 2000, Sonera received return on one of its venture capital investments in the form of shares in Cisco Systems, Inc. The fair value of shares received was €10 million at a date of receipt and €3 million on December 31, 2001.

      In December 2001, PeopleSound.com Ltd merged with Vitaminic S.p.A. The fair value of Vitaminic shares received as a consequence of the merger was €6 million on December 31, 2001.

      The above information does not include marketable equity securities that Sonera holds in respect of its associated companies. Such associated companies are included in the Consolidated Financial Statements in

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accordance with the equity method of accounting. See also Note 21 to the Consolidated Financial Statements for the disclosure of fair value of all equity investments.

(f)     Capitalization of interest

      Under Finnish GAAP, interest costs may be capitalized on construction of fixed assets that are constructed for an entity’s own use, provided that the capitalized interest cost relates to debt financing attributable to the construction of such assets. Prior to January 1, 2000 the Company did not capitalize interest on self-constructed assets, but adopted a new accounting practice during the year ended December 31, 2000. The effect of this change in accounting principles under Finnish GAAP was an income of €6 million (net of deferred tax expense of €2 million) for the year ended December 31, 2000.

      Under U.S. GAAP, capitalization of interest on assets constructed for an entity’s own use is required based upon the weighted average capital expenditures on self-constructed assets.

      Adjustments for the net income on a U.S. GAAP basis include capitalized interest costs for €2 million for the year ended December 31, 1999. Accumulated capitalization of interest costs prior to January 1, 1999 would have been €18 million. Net income under U.S. GAAP also includes adjustment in the depreciation expense for the capitalized interest, totaling €2 million for the year ended December 31, 1999. Accumulated depreciation expense prior to January 1, 1999 would have been €10 million. Starting as of January 1, 2000, Finnish GAAP accounting complies with U.S. GAAP, and the U.S. GAAP adjustment in net income for the year ended December 31, 2000 consists of the reversal of the accounting change recorded in Finnish GAAP net income.

(g)     Associated companies

Adjustments in associated companies’ net income and equity

      Under Finnish GAAP, financial statements of associated companies are restated, when possible, to comply with the accounting principles used in the Consolidated Financial Statements. For the purposes of Sonera’s Consolidated Financial Statements, associated companies report their financial statements to Sonera using accounting principles that are materially consistent with either U.S. GAAP or IAS.

      Under U.S. GAAP, net income and shareholders’ equity of associated companies are restated to comply with U.S. GAAP for the purpose of inclusion in the Consolidated Financial Statements. U.S. GAAP differences principally relate to capitalized interest, income taxes and restructuring charges.

      The amount of U.S. GAAP adjustments before income tax effects on associated companies in Sonera’s net income for the years ended December 31, 1999, 2000 and 2001 was as expense of €3 million, a benefit of €5 million and an expense of €3 million, respectively. The cumulative U.S. GAAP adjustment in Sonera’s shareholders’ equity as of December 31, 1999, 2000 and 2001 was an expense of €7 million, €2 million and €5 million.

Change in equity accounting for Turkcell

      As of the beginning of 2000, Sonera changed the practice of equity accounting for its holding in Turkcell Iletisim Hizmetleri A.S. (“Turkcell”) in such a manner that Sonera’s consolidated financial statements for each quarter include the last available and final quarterly financial statements of Turkcell. Previously, under Finnish GAAP, Sonera’s consolidated financial statements for each quarter have included a preliminary estimated share of Turkcell’s net income for the corresponding period.

      The accounting change was made in anticipation of the Turkcell initial public offering and stock exchange listing, after which Sonera no longer has any other information available for the preparing of its financial statements than the information published by Turkcell simultaneously to all of Turkcell shareholders.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under Finnish GAAP, Sonera has not restated the Consolidated Financial Statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the year ended December 31, 2000. For U.S. GAAP, the Company adopted this change for the year ended December 31, 1999 and has restated shareholders’ equity under U.S. GAAP to reflect this change. The impact on 1999 net income and shareholders’ equity was a reduction €21 million and €45 million, respectively. Starting as of January 1, 2000, Finnish GAAP accounting complies with U.S. GAAP, and the U.S. GAAP adjustment for the year ended December 31, 2000 consists of the reversal of the accounting change of €45 million expense recorded in Finnish GAAP net income.

Summary of U.S. GAAP adjustments on associated companies

	Year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Adjustments in associated companies’ net income	(3)	5	(3)
Change in equity accounting for Turkcell	(21)	45	—

Total U.S. GAAP adjustments on associated companies in the income statement	(24)	50	(3)

	As of December 31,

	1999	2000	2001

	(€ in millions)
Adjustments in associated companies’ equity	(7)	(2)	(5)
Change in equity accounting for Turkcell	(45)	—	—

Total U.S. GAAP adjustments on associated companies in shareholders’ equity	(52)	(2)	(5)

(h)     Allowance for doubtful accounts

      Under Finnish GAAP, the Company uses the direct write-off method for bad debts. Amounts are generally written off directly to accounts receivable after 90 days after the due date.

      Under U.S. GAAP, an allowance for doubtful accounts is established for estimated bad debts included in accounts receivable. Sonera continuously evaluates the collectibility of accounts receivable, and has established a valuation allowance for U.S. GAAP based on the Company’s past experience.

(i)     Stock option schemes

      Under Finnish GAAP, Sonera will not record any compensation expense in respect of the warrants to its income statement. For U.S. GAAP, Sonera has elected to account for the warrants using the fair value method of accounting prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation.”

      All exercise prices and market values of the shares presented thereafter have been adjusted for the effects of the rights offering in 2001, and for the 1999A and 1999B option plans the exercise prices have also been adjusted by the amount of per share dividends paid before the exercise of warrants.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized information about warrants outstanding as of December 31, 2001 by exercise price is as follows:

	Outstanding		Of which exercisable

		Remaining		Remaining
	Number	contractual	Number	contractual
Exercise price	of warrants	life	of warrants	life

(€)	(in	(in years)	(in	(in years)
	thousands)		thousands)
8.32	4,316	8.4	—	—
12.21	5,352	4.5	5,352	4.5
18.34	139	6.4	—	—
22.52	6,855	4.5	—	—
58.90	13,985	6.4	—	—

	30,647		5,352

Year 1999 option scheme

      In April 1999, Sonera’s Annual General Meeting passed a resolution about an option scheme concerning Sonera’s personnel. The bond loan with warrants was granted to a total of 5,326 persons, or approximately 60 percent of Sonera’s personnel. The subscriptions were approved by the Board of Directors on May 27, 1999. Of the total bond loan amount of €2.5 million, approximately €1.6 million was directed at the personnel, and the remainder was directed at Sonera’s wholly-owned subsidiary Telibra Oy, which may later offer its loan with warrant certificates to persons employed by Sonera or to persons to be recruited. The bond part of the loan with warrants carried no interest and was repaid on June 1, 2001.

      Warrant certificates A associated with the loan entitle to subscription of Sonera’s shares from June 1, 2001 to June 30, 2005, and warrant certificates B from June 1, 2003 to June 30, 2005. Altogether the warrants entitle to subscription of a maximum of 15,000,000 new shares. After the dividend paid on April 3, 2001 and the Rights Offering adjustment in November 2001, the share subscription price is €12.21 for warrant certificates A and €22.52 for warrant certificates B. For both warrant certificates A and B, the subscription price will be reduced by the amount of per share dividends paid before the subscription of shares.

      The earnings per share performance condition, the operating profit performance condition, and the top management index condition of warrants A have been met and the warrants are exercisable. On June 1, 2001, warrants A were listed on the Helsinki Exchanges. After the listing, an employee can also sell warrants A on the Helsinki Exchanges, at a price determined by public quotes.

      The subscription rights can be exercised with warrant certificates B provided that:

(i)	Sonera’s cumulative earnings per share (under Finnish GAAP) during January 1, 1999 through December 31, 2002 is at least €1.66;

(ii)	Sonera’s operating profit in relation to revenues (under Finnish GAAP) is at least 15 percent, on the average, during January 1, 1999 through December 31, 2002; and

(iii)	the employee does not leave Sonera before June 1, 2003 (for other than retirement or death).

      For the Company’s top management, exercise of the warrants B is also contingent upon Sonera’s share price development exceeding the reference index for a peer group of companies.

      Management is currently not able to determine whether the performance criteria will be met for warrants B.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under the terms and conditions of the 1999 option scheme, adopted by General Meetings of Shareholders, Sonera Corporation’s Board of Directors can grant stock options to the Company’s key employees even after the close of the actual subscription period. The subscription prices and periods for the stock options to be granted later under the 1999 option scheme are the same as for the originally granted stock options after dividend and Rights Issue adjustment.

      The number of bond loans with warrants outstanding under the 1999 option scheme as of December 31, 2001 was 5,352,000 warrant A-series and 6,855,277 warrant B-series. The maximum number of grants under the 1999 option scheme is 7,500,000 warrants A and 7,500,000 warrants B.

      The Company granted 4.75 million warrant certificates A and 4.75 million warrant certificates B on May 27, 1999. On the measurement date the fair value of one warrant certificate A and B was €9.64 and €12.96, respectively. The total fair value of all warrant certificates A and B on the measurement date was €46 million and €62 million, respectively. For the years ended December 31, 1999, 2000 and 2001, compensation expense of €16 million, €66 million and €44 million, respectively, was charged to expense under U.S. GAAP for warrant certificates A and B of the year 1999 option scheme.

      A summary of the Company’s 1999 option plans as of December 31, 1999, 2000 and 2001 and changes during the periods ended on those dates is presented below:

	Warrants 1999A

	Number	Weighted average	Weighted average
	of warrants	exercise price	fair value

	(in thousands)	(€)	(€)
Warrants outstanding on December 31, 1998	—	—	—
Granted (exercise price lower than the market price of the share)	4,898	12.56	10.14
Exercised	—	—
Canceled	(30)	12.56

Warrants outstanding on December 31, 1999	4,868	12.56
Granted (exercise price lower than the market price of the share)	632	12.50	46.49
Exercised	—	—
Canceled	(70)	12.46

Warrants outstanding on December 31, 2000	5,430	12.46
Granted (exercise price higher than the market price of the share)	321	12.41	2.00
Exercised	—	—
Canceled	(399)	12.40

Warrants outstanding on December 31, 2001	5,352	12.21

Warrants exercisable on December 31
1999	—	—
2000	—	—
2001	5,352	12.21

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Warrants 1999B

	Number	Weighted average	Weighted average
	of warrants	exercise price	fair value

	(in thousands)	(€)	(€)
Warrants outstanding on December 31, 1998	—	—
Granted (exercise price higher than the market price of the share)	4,841	23.03	12.96
Granted (exercise price lower than the market price of the share)	54	23.03	36.50
Exercised	—	—
Canceled	(27)	23.03

Warrants outstanding on December 31, 1999	4,868	23.03
Granted (exercise price lower than the market price of the share)	632	22.97	38.62
Exercised	—	—
Canceled	(70)	22.93

Warrants outstanding on December 31, 2000	5,430	22.93
Granted (exercise price higher than the market price of the share)	2,006	22.87	0.21
Exercised	—	—
Canceled	(581)	22.86

Warrants outstanding on December 31, 2001	6,855	22.52

      Warrants 1999B become exercisable on June 1, 2003 provided that the performance criteria related to these warrants are met. The other weighted average assumptions used in calculating the fair value of warrant certificates A and B, at the respective measurement dates, of the year 1999 option scheme were as follows:

	Warrants 1999A

	1999	2000	2001

Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	0.5	0.5	0.5
Risk-free interest rate for expected term (percent)	4.33	5.07	4.57
Expected life of warrants (years)	4.5	3.5	2.5

	Warrants 1999B

	1999	2000	2001

Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	0.5	0.5	0.5
Risk-free interest rate for expected term (percent)	4.87	5.07	4.21
Expected life of warrants (years)	4.7	3.7	2.7

Year 2000 option scheme

      On March 22, 2000, the Annual General meeting decided on a bond loan with warrants of the year 2000 scheme to be offered to the Group’s entire personnel. The bond loans with warrants were subscribed for by a total of 6,700 persons during the subscription period from May 15 to June 30, 2000. The warrants of the 2000 stock option scheme are divided into warrants A1, B1, C1, A2, B2, C2, A3, B3, C3, A4, B4 and C4. No warrants A4, B4 and C4 have granted as of December 31, 2001.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The warrants do not entitle their holders to subscribe the shares if the trading price of the Company’s share in Helsinki Exchanges does not exceed the reference index when the subscription period begins. The index determined for the Company’s top management in connection with the 1999 bond loan with warrants will be applied to the 2000 bond loan with warrants for the entire personnel, using the same calculation rules. The index comparison for the 2000 bond loan with warrants began on April 1, 1999, and it will end on the last day of the fiscal year preceding commencement of exercise of the warrants.

      Under the terms and conditions of the 2000 option scheme, adopted by General Meetings of Shareholders, Sonera Corporation’s Board of Directors can grant stock options to the Company’s key employees even after the close of the actual subscription period. Dividend paid out does not have an effect on the subscription prices in the 2000 stock option scheme. A maximum of 20,000,000 shares may be subscribed for on the basis of this bond loan with warrants, and the share subscription period will begin in different steps on November 2, 2002; May 2, 2003; and May 2, 2004; ending on May 31, 2008 and May 31, 2010 for warrants granted under the 2000 stock option scheme. The portion of the bond loans with warrants that was not granted in the initial subscription in May-June 2000 can be later offered to persons employed by Sonera or to persons to be recruited by Sonera. The subscription prices in the 2000 stock option scheme are determined such that the subscription price of the stock options to be granted from January 1 to June 30 of each year is the average price of the share during the previous November and December, and the subscription price of the stock options to be granted from July 1 to December 31 is the average price of the share in the previous May and June.

      On April 23, 2002 the Board of Directors of Sonera stated that the share subscription period associated with series A warrants will not begin on November 2, 2002 as the index performance criteria was not met. According to the terms of the year 2000 option scheme, the index performance criteria for warrants A will therefore be remeasured together with the warrants B. Management is currently not able to determine regarding the option 2000 series B and C whether the index performance criteria will be met.

      The detailed information on the warrants outstanding under the Year 2000 option scheme as of December 31, 2001 is as follows:

			Number of
Warrant	Exercise	Exercise	granted
series	price	period	warrants

	(€)		(in thousands)
2000/A1	58.90	Nov. 2, 2002 – May 31, 2008	3,496
2000/B1	58.90	May 2, 2003 – May 31, 2008	3,496
2000/C1	58.90	May 2, 2004 – May 31, 2008	6,992
2000/A2	18.34	Nov. 2, 2002 – May 31, 2008	35
2000/B2	18.34	May 2, 2003 – May 31, 2008	35
2000/C2	18.34	May 2, 2004 – May 31, 2008	70
2000/A3	8.32	Nov. 2, 2002 – May 31, 2010	1,079
2000/B3	8.32	May 2, 2003 – May 31, 2010	1,079
2000/C3	8.32	May 2, 2004 – May 31, 2010	2,158
2000/A4	5.70	Nov. 2, 2002 – May 31, 2010	—
2000/B4	5.70	May 2, 2003 – May 31, 2010	—
2000/C4	5.70	May 2, 2004 – May 31, 2010	—

			18,440

      The compensation expense will be recorded for the periods starting from March 22, 2001, the initial measurement date, and ending for warrant certificates A, B and C on November 2, 2002, May 2, 2003 and

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

May 2, 2004, respectively. For the year ended December 31, 2001, compensation expense of €3 million was charged to expense under U.S. GAAP for the year 2000 scheme.

      The assumptions used in calculating the fair value of warrant certificates A1-3, B1-3 and C1-3, at the measurement date, relating to the exercise price of warrants can be seen in the table above. The other weighted average assumptions used were as follows for all the option series:

Fair market value of underlying share (€)	6.42
Expected volatility of underlying share (percent)	45
Expected dividends on share (percent)	0.5
Risk-free interest rate for expected term (percent)	4.58
Expected life of warrants (years)	4.9

      A summary of the Company’s 2000 option plans as of December 31, 2001 and changes during the period ended on that date is presented below:

	Number	Weighted average
	of warrants	exercise price

	(in thousands)	(€)
Warrants outstanding on December 31, 2000	—	—
Granted	20,737	48.07
Exercised	—	—
Canceled	(2,297)	58.63

Warrants outstanding on December 31, 2001	18,440	46.76

Warrants exercisable on December 31, 2001	—	—

      The weighted average per-share fair value of warrants 2000 as of the measurement date was €0.64 in 2001. The market price of the share at the dates of measurement was lower than the exercise price for all grants during 2001.

Option schemes for Sonera Corporation’s subsidiaries

      Sonera Corporation’s subsidiaries Sonera SmartTrust Ltd and Sonera Zed Ltd have decided on option schemes in November 2000 in compliance with the decision made by the Board of Directors of Sonera Corporation. In June 2001, a new stock option scheme was introduced to Sonera SmartTrust. The option scheme of Sonera Plaza was introduced in November 2000 and it was discontinued in June 2001. Stock option schemes of each company may dilute Sonera Corporation’s holding in said subsidiary by a maximum of 15 percentage points.

      The maximum warrant amounts of subsidiaries are as follows:

	Management
	and key	Other
	employees	personnel	Total

Sonera SmartTrust Ltd, year 2000 option scheme	19,876,560	19,876,560	39,753,120
Sonera SmartTrust Ltd, year 2001 option scheme	23,644,000	23,644,000	47,288,000
Sonera Zed Ltd	8,205,975	8,205,975	16,411,950

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The warrant amounts allocated as of December 31, 2001 and their dilutive effect is as follows:

	Management
	and key	Other
	employees	personnel	Dilution

Sonera SmartTrust Ltd / year 2000 option scheme	10,279,619	8,107,978	6.94 percent
Sonera SmartTrust Ltd / year 2001 option scheme	—	—	—
Sonera Zed Ltd	3,118,011	1,596,000	4.31 percent

      The allocated option amounts include equal amounts of series A1, B1, C1, A2, B2 and C2.

Option schemes of Sonera SmartTrust

      Sonera SmartTrust has two parallel option schemes, the 2000 and 2001 schemes. An employee can participate only in either the 2000 or the 2001 scheme.

      Under the 2000 option scheme, 50 percent of the warrants for management and key employees will entitle their holders to subscribe for SmartTrust’s shares at a predetermined price. Those warrants are marked with letters A1, B1 and C1. The subscription prices for warrants A1, B1 and C1 were based on an estimate made by an independent external party of SmartTrust’s fair value at the time of introducing the option scheme. The remaining 50 percent of top management’s and key employees’ warrants, as well as the warrants granted to the rest of personnel will entitle their holders to subscribe for the subsidiary’s shares at a price which is used as the sale price to retail investors in Sonera SmartTrust’s initial planned initial public offering and/or sale of shares. Those warrants are marked with letters A2, B2 and C2.

      In June 2001, a new stock option scheme was confirmed for Sonera SmartTrust. The warrants are directed at the entire personnel and are based on the estimated value of Sonera SmartTrust at the time of confirming the scheme, i.e. €250 million. The scheme has so far not been implemented.

      The period for share subscription based on the exercise of the scheme 2000 warrants will begin at Sonera SmartTrust one (warrants A), two (warrants B) and three (warrants C) years after the commencement of public trading in the subsidiary’s shares and will end for Sonera SmartTrust’s warrants by January 1, 2011, at the latest. Currently management is not able to determine whether or when the initial public offering of the subsidiary will take place.

      Sonera SmartTrust granted approximately 9.2 million warrant certificates on December 22, 2000. On the date of valuation, the fair value of one warrant certificate A1, B1 and C1 was €3.39, €3.16 and €2.90, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was €10.4 million, €9.7 million and €8.9 million, respectively.

      For the years ended December 31, 2000 and 2001, no compensation expense on Sonera SmartTrust warrants was recorded because the exercise of warrants is contingent upon the initial public offering of the subsidiary. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary’s fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date. Management is currently not able to determine whether or when the initial public offering of the subsidiary will take place.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of grant, by Sonera SmartTrust’s year 2000 option scheme were as follows:

	A1	B1	C1

Exercise price (€)	6.27	6.27	6.27
Fair market value of underlying share (€)	6.20	6.20	6.20
Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	—	—	—
Risk-free interest rate for expected term (percent)	4.85	4.85	4.85

      Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary’s planned initial public offering and/or sale of shares.

      Under the year 2001 option scheme no options have been issued. Sonera is planning to redeem all the options issued under the Sonera SmartTrust 2000 option scheme and cancel the Sonera SmartTrust 2000 and 2001 option schemes.

Option scheme of Sonera Zed

      Sonera Zed’s stock option scheme was introduced in November 2000 and in December 2000 approximately 5.2 million options were granted. Of the warrants for management and key employees, 50 percent will entitle their holders to subscribe for Zed’s shares at a predetermined price. Those warrants are marked with letters A1, B1 and C1. The subscription price for warrants A1, B1 and C1 was based on an estimate made by an independent external party of the fair value of Zed’s shares at the time of introducing the option scheme. The remaining 50 percent of top management’s and key employees’ warrants, as well as all the warrants granted to the rest of the personnel will entitle their holders to subscribe for the subsidiary’s shares at a price which is used as the sale price to retail investors in Sonera Zed’s initial public offering and/or sale of shares. Those warrants are marked with A2, B2 and C2.

      The period for share subscription based on the exercise of warrants will begin at Sonera Zed one (warrants A), two (warrants B) and three years (warrants C) after the commencement of public trading in the subsidiary’s shares and will end for Sonera Zed’s warrants by December 31, 2010, at the latest. Currently management is not able to determine whether of when the initial public offering of the subsidiary will take place.

      Sonera Zed granted approximately 5.2 million warrant certificates on December 22, 2000. During the year 2001 approximately 0.5 million of these warrants were canceled. On the date of grant, the fair value of one warrant certificate A1, B1 and C1 was €0.50, €0.46 and €0.42, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was €0.9 million, €0.8 million and €0.7 million, respectively.

      For the years ended December 31, 2000 and 2001, no compensation expense on Sonera Zed warrants was recorded because their exercise is contingent upon the initial public offering of the subsidiary. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary’s fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date. Management is currently not able to determine whether or when the initial public offering of the subsidiary will take place.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of grant, by Sonera Zed were as follows:

	A1	B1	C1

Exercise price (€)	0.91	0.91	0.91
Fair market value of underlying share (€)	0.91	0.91	0.91
Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	—	—	—
Risk-free interest rate for expected term (percent)	4.85	4.85	4.85

      Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary’s planned initial public offering and/or sale of shares.

Option schemes of Sonera Plaza

      Option plans of Sonera Plaza were discontinued in June 2001, and Sonera Plaza’s employees were granted Sonera Corporation’s 2000, and, in part, 1999B warrants. As part of the adjustment of its services strategy, Sonera also decided to abandon the plan to have Sonera Plaza publicly listed.

(j)     Business combinations

      On April 18, 2000, Sonera acquired all shares in Across Holding AB of Sweden (“Across”). Across Wireless AB, the principal operating subsidiary of Across, offers wireless Internet-based service platforms which make it possible, for example, to manage applications and terminals over a mobile network. The company had a customer base comprising over 50 mobile communications operators. For the year ended December 31, 1999, the consolidated revenues of Across amounted to €9 million, and the consolidated operating loss was €7 million. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers.

      On June 27, 2000, Sonera acquired all shares in iD2 Holding AB of Sweden (“iD2”). iD2 Technologies AB, the principal operating subsidiary of iD2, provides secure authentication solutions based on PKI (Public Key Infrastructure) and “smart card” technology for the Internet. The company had several strategic partners, and a customer base comprising over 150 companies. For the year ended December 31, 1999, the consolidated revenues of iD2 were €4 million, and the consolidated operating loss was €6 million. Sonera paid for the acquisition by issuing 4,802,431 new shares to the sellers.

      The operations of Across and iD2 have been integrated into Sonera SmartTrust, a wholly-owned subsidiary of Sonera.

      Under Finnish GAAP, Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquiror to record the equity issue and the cost of acquired shares at an amount equal to the shareholders’ equity of the acquiree at the time of acquisition. Therefore, under Finnish GAAP, Sonera has not recorded goodwill from the acquisitions. Compared with the pooling method of accounting, which is also allowed, but not required, under Finnish GAAP when certain conditions are met, the interpretation No. 1591/1999 by the Finnish Accounting Board does not allow the restatement of historical consolidated financial statements to include financial statements of the acquired entity prior to the acquisition date.

      Under U.S. GAAP, both transactions are accounted for under the purchase method of accounting. Accordingly, the fair value of purchase consideration was €897 million and €250 million for Across and iD2, respectively. Based on analyses of the acquired net assets, €50 million has been allocated to identified intangible assets of Across and €6 million to identified intangible assets of iD2. An amount of €0.5 million

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

relating to an in-process research and development project of iD2 has been written off immediately, with the other allocated amounts being amortized over their estimated useful lives, ranging from one to five years.

      The transactions resulted in goodwill of €861 million and €243 million for Across and iD2, respectively. The amortization period for goodwill is five years for both acquisitions.

      As of December 31, 2000, management saw clear indications in the market values of the publicly listed comparables of Sonera SmartTrust that there may be an impairment in the carrying value of goodwill that had arisen from the Across and iD2 acquisitions. At the same time, Sonera was also in the process of updating the strategy and the business plan of Sonera SmartTrust. As a result of the update it also became evident that the future cash flow expectations of Sonera SmartTrust were significantly lower than what they were at the time of completing the acquisitions of Across and iD2 in April and June 2000, respectively. Reflecting the revised business plan and assumptions to the valuation methodologies that were originally used for the acquisitions, Sonera performed an impairment test for all assets of Sonera SmartTrust, including goodwill paid for the Across and iD2 acquisitions, at the combined Sonera SmartTrust entity level, since that is the lowest level of operations that has cash flows largely independent of other operations. The impairment test did not support ultimate recoverability of the total carrying value of assets, including goodwill, indicating that an impairment loss must be recognized as of December 31, 2000. Sonera has estimated that the aggregate fair value of goodwill and identified intangible assets, based on discounted estimated future cash flows of Sonera SmartTrust, was €300 million as of December 31, 2000. Accordingly, an impairment loss of €704 million was recorded for the year ended December 31, 2000, to reduce the carrying value of goodwill and identified intangible assets down to their estimated fair value. No impairment loss was recorded on property, plant and equipment on a pro rata basis, since the amount would have been immaterial. Sonera will amortize the remaining carrying value of goodwill and identified intangible assets over their remaining useful lives, approximately 4.5 years for goodwill and ranging from approximately 0.5 to 4.5 years for identified intangible assets.

      Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

      Pro forma consolidated income statement information for Sonera, Across and iD2 in accordance with U.S. GAAP for the years ended December 31, 1999 and 2000 is as follows:

	1999	2000

	(€ in millions, except
	per share amounts)
Revenues	1,862	2,077
Profit before income taxes, minority interest and changes in accounting principle	225	948
Net income	98	613
Basic earnings per share and ADS	0.13	0.82
Diluted earnings per share and ADS	0.13	0.82

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The purchase prices of €905 million for Across and €250 million for iD2 were allocated as follows:

	Across	iD2

	(€ in millions)
Current assets	13	6
Property, plant and equipment	—	1
Identified intangible assets	50	6
Goodwill	861	243
Less:
Current liabilities	(5)	(4)
Deferred tax liability	(14)	(2)

Total purchase price	905	250

      The purchase prices also include fees and costs directly allocable to the acquisitions, amounting to €8 million for Across and under €1 million for iD2.

(k)     Derivative financial instruments

      In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement, as amended by SFAS No. 137 and 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

      Sonera has adopted SFAS 133 from the beginning of its 2001 fiscal year and prepared the documentation required by SFAS 133. However, the documentation until September 30, 2001 did not meet all of the new requirements that the Securities Exchange Commission (“SEC”) had added as its interpretation of SFAS 133. Therefore, Sonera recorded all changes in the fair value of all derivative instruments in earnings until September 30, 2001.

      Since October 1, 2001, derivative instruments for which the new documentation requirements are met are accounted for as follows:

•	For “fair value hedges,” gains and losses from derivative hedging instruments are recorded in earnings each reporting period. In addition, gains and losses on the hedged item are recognized in earnings. If gains and losses from the derivative hedging instrument and the related hedged item do not offset, the difference (the ineffective portion of the hedge) will be recognized currently in earnings.

•	For “cash flow hedges,” the effective portion of the gain or loss from the derivative hedging instrument are accumulated in other comprehensive income (“OCI”) and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

•	For “foreign currency hedges of a net investment in a foreign operation,” the effective portion of the gain or loss from the hedging instrument is reported in other comprehensive income. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	For all other hedges, gains and losses from derivative hedging instruments are recorded in earnings each reporting period. Other hedges do not qualify for the special hedge accounting treatment under SFAS 133.

      As the result of adopting SFAS 133, Sonera recorded the following transition adjustments on January 1, 2001:

	Transition adjustment to
	earnings

	Before income	Net of income
	tax effects	tax effects

	(€ in millions)
Fair value hedges	(8)	(6)
Cash flow hedges	—	—
Foreign currency hedges of a net investment in a foreign operation	—	—
Other hedges	3	2

Total	(5)	(4)

Fair value hedges

      As of January 1, 2001 and December 31, 2001, Sonera’s fair value hedges related to its long-term Euro Medium Term Note (EMTN) bond loans. Sonera has swapped these fixed interest rate bond loans into variable interest rate.

	As of December 31, 2001

		Carrying	Carrying
	Contract	value	value	Fair
	amount	Finnish GAAP	U.S. GAAP	value

	(€ in millions)
EMTN bond loan, due in 2009(a)	(300)	(310)	(308)	(301)
Interest rate swaps, due in 2009	300	7	(5)	(5)
EMTN bond loan, due in 2005(a)	(1,000)	(1,045)	(1,037)	(1,082)
Interest rate swaps, due in 2005	1,000	32	59	59

(a)	In this disclosure, carrying values of EMTN bond loans also include the accrued interest.

      Under SFAS 133, the interest rate swaps are measured at fair value, with the gains and losses recorded in earnings each reporting period. Where all the documentation requirements are met to qualify for hedge accounting, changes in the fair value of the hedged fixed rate bond loans are also recorded in earnings. Before the adoption of SFAS 133 these loans and swaps were not measured at fair value. Therefore, Sonera recorded a net transition adjustment loss of €6 million (net of related deferred tax benefit of €2 million) in net income under U.S. GAAP on January 1, 2001.

Cash flow hedges

      Under SFAS 133, the effective portion of the gain or loss from the hedging instrument is accumulated in other comprehensive income and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately. Sonera does not apply hedge accounting for its cash flow hedges.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign currency hedges of a net investment in a foreign operation

      As of January 1 and December 31, 2001, Sonera had no foreign currency hedges of its net investments in foreign operations.

Other hedges

      Sonera’s policy is to use derivatives only for hedging purposes, as defined in its financial management policy approved by Board of Directors, and not to enter into derivative contracts for speculative or trading purposes. However, hedges of a net interest rate exposure or hedges of a net foreign currency exposure do not qualify for the special hedge accounting treatment under SFAS 133.

      Sonera’s policy is to have, at all times, 30 to 70 percent of its net interest-bearing debt in fixed rate. As the amount of Sonera’s net interest-bearing debt varies over time, dynamic hedging measures are needed to maintain the targeted interest rate profile.

      Sonera’s policy is to hedge all significant items in its foreign currency transaction exposure, consisting of foreign currency receivables, payables, and firm commitments. Sonera does not include forecasted transactions in its foreign currency exposure definition. Sonera hedges its foreign currency exposure separately for each currency and on a net exposure basis. However, foreign currency loans receivable and interest-bearing debt are usually hedged with separately designated derivative instruments.

	As of December 31, 2001

		Carrying	Carrying
	Contract	value	value	Fair
	amount	Finnish GAAP	U.S. GAAP	value

	(€ in millions)
Hedges of net interest rate exposure after fair value and cash flow hedges
Interest rate swaps	907	(1)	(13)	(13)
Interest rate cap options	270	1	—	—
Hedges of foreign currency exposure
Forward exchange purchases hedging current debt in different currencies	4	(1)	(1)	(1)
Forward exchange sales hedging intercompany and other loans receivable, various currencies	(50)	—	—	—
Hedges of net foreign currency exposure, various currencies
Forward exchange purchases	6	—	—	—
Forward exchange sales	(21)	—	—	—

      Under SFAS 133, changes in the fair value of these derivative instruments are recorded in earnings each reporting period. Previously, Sonera did not measure interest rate derivatives at fair value. Therefore, Sonera recorded a net transition adjustment gain of €3 million (net of related deferred tax expense of €1 million) in net income under U.S. GAAP on January 1, 2001.

      Gains and losses from foreign currency forward exchange contracts were previously recorded in earnings for the portion of changes in spot exchange rates. The interest rate component was determined only at the inception of the contract and was accrued as income or expense over the contract term. Under SFAS 133, forward exchange contracts are measured at fair value also for the interest rate component, and all changes in fair value are recorded in earnings. Therefore, Sonera recorded a net transition adjustment loss of €1 million (net of related deferred tax benefit of €0.3 million) in net income under U.S. GAAP on January 1, 2001.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      There are certain differences in presenting the carrying values and calculating fair values of financial instruments between SFAS 133 and Finnish GAAP. The carrying values and fair values presented in Note 21 to the Consolidated Financial Statements have been calculated according to Finnish GAAP.

(l)     Income taxes

      Under Finnish GAAP, the Company has the flexibility to choose not to record a deferred tax asset in certain circumstances. The Company has chosen not to record a deferred tax asset for the excess of the tax basis over the amount for financial reporting purposes of an investment in a consolidated subsidiary, even though it is apparent that a portion of this temporary difference will reverse in the next year. Under U.S. GAAP, the Company has recognized a deferred tax asset for this temporary difference to the extent it is apparent that the temporary difference will reverse in the foreseeable future.

      The components of income taxes on continuing operations of the Company on a U.S. GAAP basis consists of the following:

	Year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Current tax expense	108	275	50
Deferred tax expense (benefit)	18	58	(80)

Total	126	333	(30)

      The differences between income tax expense computed at Finnish statutory tax rate (28 percent in 1999 and 29 percent in 2000 and 2001) and income tax expense recorded in income statement on a U.S. GAAP basis are as follows:

	Year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Hypothetical income tax expense at Finnish tax rate	135	301	75
Non-deductible expenses	(2)	17	38
Difference between Finnish tax rate and tax rate for disposal of investments	—	(213)	(41)
Tax benefit of excess of tax basis over amount for financial reporting of investment in subsidiaries	(1)	(27)	(218)
Change in the deferred tax asset valuation allowance	5	24	44
Difference between Finnish tax rate and deferred tax rate for associated companies	(17)	(8)	50
Effect of goodwill amortization	—	236	21
Other items	6	3	1

Income tax expense in the income statement	126	333	(30)

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net deferred tax liability of the Company on a U.S. GAAP basis consists of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Deferred tax assets:
Tax loss carryforwards	37	57	74
Fixed assets	1	—	18
Investments in associated companies	23	—	—
Accrued expenses	3	1	1
Excess of tax basis over amount for financial reporting of subsidiaries	—	—	59

Deferred tax assets before valuation allowance	64	58	152
Less: Valuation allowance	(29)	(56)	(73)

Total	35	2	79

Deferred tax liabilities:
Fixed assets	(89)	(94)	(100)
Investments in associated companies	(41)	(69)	(41)
Marketable securities	(39)	(161)	—
Accrued income	(12)	(12)	(15)
Other items	(1)	(12)	(13)

Total	(182)	(348)	(169)

Net deferred tax liability	(147)	(346)	(90)

(m)     Tax effect of U.S. GAAP adjustments

      Deferred tax effect of the adjustments to reconcile to U.S. GAAP was zero, an expense of €17 million and a benefit of €6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)     Earnings per share

      Earnings per share for Finnish GAAP purposes is described in Note 9 to the Consolidated Financial Statements. Under both Finnish GAAP and U.S. GAAP, earnings per share is based upon the weighted average number of shares outstanding.

	Year ended December 31,

	1999	2000	2001

	(in euros, except share amounts)
Finnish GAAP:
Earnings per share, before cumulative effect of accounting changes	0.42	1.72	0.44
Cumulative effect of accounting changes, net of income taxes	—	(0.04)	—

Earnings per share	0.42	1.68	0.44

Diluted earnings per share	0.42	1.67	0.44

U.S. GAAP:
Basic earnings per share and ADS	0.38	0.78	0.31

Diluted earnings per share and ADS	0.38	0.78	0.31

Finnish GAAP and U.S. GAAP:
Weighted average number of shares outstanding	880,500,000	897,472,038	924,346,215
Effect of dilutive securities: employee bond loans with warrants	1,132,051	4,720,641	—

Diluted weighted average shares	881,632,051	902,192,679	924,346,215

      The weighted average and diluted weighted average number of shares have been adjusted with the effects of Rights Offering 2001 for all the periods presented.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o)     Comprehensive income

      According to SFAS No. 130, “Reporting Comprehensive Income,” comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with owners. On a Finnish GAAP basis, the Company’s comprehensive income differs from net income only by the amount of the foreign currency translation differences credited or charged to shareholders’ equity for the period.

      Comprehensive income and accumulated other comprehensive income under Finnish GAAP for the years ended December 31, 1999, 2000 and 2001 are as follows:

		Accumulated other
	Comprehensive	comprehensive
	income	income

	(€ in millions)
Balance at January 1, 1999		(12)
Net income in accordance with Finnish GAAP	370
Foreign currency translation adjustment	67	67

Comprehensive income for the year	437

Balance at December 31, 1999		55

Net income in accordance with Finnish GAAP	1,506
Foreign currency translation adjustment	30	30

Comprehensive income for the year	1,536

Balance at December 31, 2000		85

Net income in accordance with Finnish GAAP	409
Foreign currency translation adjustment	16	16

Comprehensive income for the year	425

Balance at December 31, 2001		101

(p)     Accounting standards recently issued

Business combinations and intangible assets

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets must meet in order to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives will no longer be amortized to expense, but instead will be tested for impairment at least annually in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives will be amortized to expense over their estimated useful life and will be reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      The Company was required to adopt the provisions of SFAS 141 immediately and SFAS 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were continued to be amortized through December 31, 2001.

      Upon adoption of SFAS 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. This evaluation did not result in any significant reclassifications.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Upon adoption of SFAS 142, the Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. This reassessment did not result in any significant amortization period adjustments.

      In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss should be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No impairment loss was recognized in the quarter ended March 31, 2002 as a result of these impairment tests, as the Company did not identify any intangible asset as having an indefinite useful life.

      SFAS 142 requires the Company to perform an assessment of whether there is an indication that goodwill and/or equity method goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This second step is required to be completed as soon as possible, but no later than the end of the year 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company’s statement of earnings. The Company has not yet completed the first step of this transitional impairment test, and it is not practicable to reasonably estimate the impact of adopting SFAS 141 and SFAS 142 on the Company’s financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. Impairment analysis on goodwill related to acquired interests in associated companies continues, however, to be performed according to APB Opinion No. 18.

      The year 2002 U.S. GAAP results of the Company will also reflect the Company’s share of the impact of adoption of SFAS 141 and 142 by its equity method investees. As of the date of this report, certain equity method investees had not completed the various activities relating to the adoption of SFAS 141 and SFAS 142, and it is not practicable to reasonably estimate the impact that the adoption of SFAS 141 and SFAS 142 by these equity investees may have on the Company’s income statements.

      Information about the intangible assets as of December 31, 2001, is as follows:

•	Intangible assets primarily consist of licenses, lease rights and patents. The carrying value of intangible assets other than goodwill as of December 31, 2001 was €73 million under U.S. GAAP and the amortization period varies from three to ten years.

•	As of January 1, 2002, the Company had under U.S. GAAP unamortized goodwill of approximately €638 million which is subject to the transition provisions of SFAS 141 and SFAS 142. €252 million of the unamortized goodwill relates to acquired subsidiaries, primarily Across Holding AB, iD2 Holding AB and Juxto AB in 2000, and €383 million of the unamortized goodwill relates to acquired interest in associated companies, primarily AB Lietuvos Telekomas, Lattelekom SIA,

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UAB Omnitel, Pannon GSM Rt. and Metro One Telecommunications Inc. Amortization expenses and impairment losses on goodwill related to acquired subsidiaries totaled €7 million, €857 million and €78 million for years ended December 31, 1999, 2000 and 2001, respectively. The year 2000 goodwill amortization included an impairment loss of €704 million recorded on the goodwill from Across Holding and iD2 Holding acquisitions. Amortization expense related to goodwill from acquisition of interests in associated companies was €79 million, €66 million and €59 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Obligations associated with the retirement of tangible long-lived assets

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that a retirement obligation that is unavoidable as a result of either the acquisition or the normal operation of a tangible long-lived asset be recognised as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset.

      The Company is required to adopt the provisions of SFAS No. 143 effective January 1, 2003. Sonera is reviewing the impact of SFAS No. 143.

Accounting for the impairment or disposal of long-lived assets

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it retains many of the fundamental provisions of that Statement, including the requirements of SFAS 121 to (a) recognize an impairment loss for a long-lived asset to be held and used only if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset.

      SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

      The Company is required to adopt the provisions of SFAS No. 144 effective January 1, 2002. The impacts of adopting this standard did not cause significant adjustments to Sonera.

25.     Subsequent events

      On January 28, 2002, Sonera increased its holding in Loimaan Seudun Puhelin Oy (“LSP”) by five percent to a total of 29.1 percent. For the shares purchased in January, Sonera paid less than €4 million. In December 2001, the Competition Council had demanded that Sonera’s initial purchase of a 16.7 percent stake in LSP in 2001 be cancelled, and repealed the Finnish Competition Authority’s approval of the transaction given in August 2001. Sonera appealed the Competition Council’s decision to the Supreme Administrative Court in January 2002. The Finnish Competition Authority, LSP, as well as certain competing operators have also appealed the decision to the Supreme Administrative Court.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On January 28, 2002, Sonera purchased the ten percent minority interest in Tilts Communications A/S (Tilts) from International Finance Corporation (IFC) at a price of €34 million. IFC sold the shares to Sonera by using an option IFC had in the shareholders’ agreement after which Sonera owns 100 percent of Tilts. Tilts in turn owns 49 percent of Lattelekom SIA, Latvia’s national fixed network telecommunications operator. The other shareholder of Lattelekom is the Republic of Latvia (51 percent).

      On February 4, 2002, after having received the approvals by the Hungarian authorities, Sonera completed the sale of its 23.0 percent holding in the Hungarian mobile operator Pannon GSM, and received a cash payment of €310 million. A capital gain of €220 million was recorded from the sale for the first quarter of 2002.

      On March 26, 2002, Telia AB and Sonera announced their plans to merge. The merger will be effected through an exchange offer to all shareholders of Sonera by Telia. Sonera’s shareholders will receive 1.51440 Telia shares in exchange for each Sonera share. Pro forma ownership of the new group will be approximately 64 percent for current Telia shareholders and approximately 36 percent for current Sonera shareholders, assuming 100 percent acceptance of the Exchange Offer. The combined company will have a primary listing on the Stockholm Stock Exchange and will seek secondary listings on the Helsinki Stock Exchange and in the United States. The company will be domiciled and headquartered in Stockholm, Sweden.

      On July 10, 2002, Sonera and Telia received approval from the European Commission of their planned merger. In its approval, the European Commission conditioned the merger on the following commitments by Telia and Sonera:

•	Telia has committed to sell its mobile operations, dealership chain and wireless LAN business in Finland. In addition, the combined company has agreed to provide to the purchaser of Telia’s mobile operations in Finland national roaming on commercial terms at a fair price if the purchaser does not already have a nationwide GSM network in Finland.

•	Telia has committed to sell its Com Hem AB cable TV business and related network in Sweden.

•	The combined company has committed to ensure that its fixed and mobile network businesses in Sweden and Finland are held in separate legal entities, which are distinct from related retail activities. The network companies’ boards of directors will include an external director appointed according to corporate law. This commitment can be revised after five years.

•	The combined company had committed to make available to telecommunications operators in Sweden and Finland its regulated wholesale fixed and mobile network products and international GSM roaming in Sweden and Finland on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. Pertaining to the roaming product, Telia-Sonera will have the right to require reciprocity in respect of prices, quality and other conditions. This obligation to provide services on a non- discriminatory basis is in force for period of three years and will be subject to a fast-track dispute resolution procedure by arbitration.

      During January-March 2002 Sonera received €466 million from the sale of its remaining approximately 26.0 million Deutsche Telekom shares, equal to an average price of approximately €17.95 per share. Approximately 7.0 million shares were sold during January-early February, and approximately 19.0 million shares were sold during March. As the shares were recorded at their market value of €19.40 per share in the December 31, 2001 balance sheet, a capital loss of approximately €38 million was recorded in “sales and write-downs of short-term investments” for the first quarter of 2002 under Finnish GAAP.

      On March 26, 2002, both Standard & Poor’s and Moody’s placed Sonera’s long-term and short-term credit ratings on review for a possible upgrade. On March 26, 2002, the long-term and short-term ratings were triple-‘B’/‘A-3’ by Standard & Poor’s and ‘Baa2’/‘Prime-2’ by Moody’s.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On March 27, 2002, the sale of the entire share capital of Sonera’s wholly owned subsidiary Sonera Info Communications Ltd was completed. The agreement also included the holdings of Sonera Info Communications Ltd in its fully owned subsidiary Intra Call Center S.A. and in its associated companies Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy. Sonera also sold its direct 45 percent interest in 118 Ltd and its 10 percent interest in Conduit plc. The total proceeds from the transactions were approximately €113 million, in addition to which Sonera will be repaid shareholder loans in an amount of €3.3 million borrowed by 118 Ltd. Sonera recorded a gain from the transactions of approximately €90 million for the first quarter of 2002 in “other operating income.”

      In March 2002, Sonera exchanged its 35 percent interest in ZAO Sonic Duo for a new issuance of ZAO North-West GSM shares. As a result of this transaction, Sonic Duo became a fully-owned subsidiary of North-West GSM and Sonera’s holding in North-West GSM increased to 28.16 percent. In May 2002, North-West GSM changed its name to OAO MegaFon and reorganized into an open joint stock company from a closed joint stock company. As a result of the completion of certain steps of the MegaFon merger, Sonera currently has a 26 percent holding in the company.

      On April 8, 2002 the Board of Directors of Telia, as of July 1, 2002, appointed Anders Igel to the position of President and CEO of Telia and the planned combined entity of Sonera and Telia.

      On April 23, 2002, Sonera announced that it would adjust its business organization to support customer-driven management and to shift the controlling focus more to customer interface. Customer profitability becomes a common goal and the customers will be shared. The three business layers as of July 1, 2002 of the new business model are: (i) Sales and Marketing, centrally in charge of the Group’s all sales and marketing processes; (ii) Products and Services, in charge of the service provider’s product portfolio and (iii) Production and Networks. To simplify its legal structure, Sonera will also merge most of its wholly-owned Finnish subsidiaries to the Group’s parent company Sonera Corporation by the end of 2002.

      On April 24, 2002, Sonera announced that it had signed an agreement on selling its fully owned subsidiary Primatel Ltd to YIT Corporation. The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. The final selling price was approximately €34 million. Sonera recorded a gain of €31 million for the second quarter of 2002 in connection with the sale.

      In April, Sonera prepaid €500 million of its €700 million syndicated bank loan maturing in December 2002 using funds received from asset sales during the first quarter.

      On April 26, 2002, Sonera announced that is had received the Federal Communications Commission (“FCC”) approval to exercise the put option to convert its Eliska Wireless Ventures I, Inc. shares to approximately 2.8 million Deutsche Telekom shares. Sonera received the shares as part of VoiceStream/ Powertel share sales to Deutsche Telecom. Sonera sold the received shares on April 26, 2002. The shares were sold at a share price of approximately €15.50, and the proceeds from the sale amounted to approximately €43 million. Sonera will record from the sale a loss of approximately €5 million for the second quarter of 2002.

      On May 2, 2002, Sonera announced that it had signed an agreement on selling its fully owned subsidiary Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy (“Nordea”). The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of approximately €114 million, of which €112 million was received at closing and the rest of the consideration being received over the next three years. Sonera did not record a significant gain in connection with the sale. After the transaction is completed, Sonera Gateway will still include Sonera Gateway’s electronic transaction service.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On June 20, 2002, Standard & Poor’s raised Sonera’s short-term ratings from “A-3” to “A-2”. All Sonera’s ratings remain on CreditWatch with positive implications.

      In June 2002, Sonera sold its 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. Sonera will record a gain of approximately €20 million for the second quarter of 2002 in connection with the sale.

      In June 2002, both Sonera and Telefónica converted their shareholder loans receivable, together with the related interest and fee receivables, into shareholders’ equity in Group 3G UMTS Holding GmbH. The conversion did not change the 42.8 percent interest nor the amount of cash investment of €3,632 million that Sonera has in Group 3G. The carrying value of Sonera’s investment in Group 3G was €3,829 million as of March 31, 2002.

      In July 2002, Sonera entered into an agreement to sell a slightly greater than 50 percent interest in SmartTrust AB, the principal operating subsidiary of Sonera Smart Trust Ltd, which is wholly owned by Sonera, to a group of private equity investors for a total consideration of €35 million. Of that amount, approximately €25 million will be paid to acquire new shares issued by SmartTrust AB and €10 million will be paid to acquire all of the Series A preference shares of SmartTrust AB from Sonera. After the transaction is completed, Sonera’s interest in SmartTrust AB will decrease below 50 percent and Sonera will account for its interest in SmartTrust under the equity method of accounting. As a part of the transaction, SmartTrust AB will adopt a new incentive plan for new shares in SmartTrust AB which, if fully exercised, may further decrease Sonera’s interest in SmartTrust AB. The final ownership percentage will be ultimately determined when SmartTrust AB is either listed on the stock exchange or sold to a third party, based on a formula determined by such exit price. The transaction is subject to regulatory approval, including antitrust clearance in several European jurisdictions, and is expected to be completed in the third quarter of 2002.

      In August 2002, Sonera completed the sale of a 15 percent interest in its former wholly owned subsidiary, Sonera Zed, to Yahoo! Inc. The transaction was effected through a primary issue of new Sonera Zed shares to Yahoo!. Pursuant to the terms of the investment agreement, Yahoo has the right to purchase up to 100 percent of Sonera Zed over the next two years, at a price to be determined by Sonera Zed’s operational performance. Yahoo! also has the right to sell its accumulated interest in Sonera Zed to Sonera by December 2003 at a maximum total consideration of €11 million.

      On August 22, 2002, Sonera announced that Sonera and the two shareholders of the Dutch holding Company, Fintur Holdings B.V., the Çukurova Group and Turkcell, closed a share purchase agreement whereby Sonera and Turkcell have purchased the entire holding of the Cukurova Group in Fintur. In addition, Fintur’s media and technology businesses were sold to the Cukurova Group. As a result of the transaction, Sonera’s holding in Fintur increased by 23.24 percent from 35.31 percent to 58.55 percent, and Turkcell’s holding in Fintur increased by 16.45 percent from 25 percent to 41.45 percent. Sonera paid a net compensation of $115 million in connection with the transaction. The international GSM business of Fintur comprises of a 51.3 percent interest in Azercell Telecom B.M. of Azerbaijan, an 83.2 percent interest in Geocell LLC of Georgia, a 51 percent interest in GSM Kazakhstan LLP, and a 77 percent interest in Moldcell S.A. of Moldova. Sonera will consolidate Fintur Holdings B.V. as of September 2002.

Write-downs of international UMTS investments

      After the end of the second quarter of 2002, it became evident that the commercial performance achieved by Group 3G for the first half of the year was significantly below expectations. Therefore it also became apparent that the business plan for the year would not be achieved, and the assumptions used in the preparation of the current business plan for Group 3G may have to be revised.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On July 18, the board of directors of Group 3G, which is comprised of representatives of Telefónica Móviles and Sonera, discussed the strategic alternatives available to Group 3G, based on the performance of the first six months of 2002. On July 24, the board of directors of Group 3G decided to halt the current operations of Group 3G.

      Based on the performances of Group 3G in the first six months of 2002, and the strategic alternatives presented to the board of directors of Group 3G on July 18, it became apparent that Sonera’s investment in Group 3G had been impaired as of June 30, 2002. Sonera then endeavored to quantify the impairment loss that would have to be reflected in its unaudited condensed consolidated interim financial statements as of June 30, 2002, supported by an external valuation report prepared by a third party advisor. The external valuation of Sonera’s investment in Group 3G considered a significant number of possible scenarios, 76% of which would result in a fair value of nil. Sonera therefore decided to fully write down the value of its investment in Group 3G to the most probable value of nil, recording an impairment loss of €3,844 million for the six months ended June 30, 2002.

      The disappointing commercial performance of Group 3G in Germany, which led to the impairment of the Group 3G investment at June 30, 2002, also led Telefónica Móviles, the majority shareholder of both Group 3G and Ipse 2000, and Sonera to reconsider the value of their investment in Ipse 2000. In this analysis, Sonera also considered, among others, that Sonera only holds a 12.55 percent interest in Ipse 2000, that any decision taken by Telefónica Móviles to re-focus their strategy with respect to their European UMTS investments outside of their domestic (Spanish) market would likely also impact Ipse 2000, that Italy has a higher mobile penetration than Germany, and that the success of a market entry in Italy is less likely than in Germany. Therefore, the disappointing experience in Germany for the first six months of 2002 presented strong evidence for a likely failure also in the Italian market.

      Based on the analysis of these facts, it became apparent that Sonera’s investment in Ipse had also been impaired as of June 30, 2002. Considering the even lower likelihood of a successful market entry in Italy than in Germany, Sonera was not able to find such cash flow scenarios where its investment would have an equity value greater than zero. Sonera therefore decided to fully write down the value of its investment in Ipse to the value of nil, recording an impairment loss of €294 million for the six months ended June 30, 2002. Additionally, Sonera charged to expense the ongoing capital commitments of €142 million that Sonera has to pay as its share of the deferred license cost in Italy.

Resolutions by the Annual General Meeting

      In accordance with the proposal made by the Board of Directors, the Annual General Meeting of Sonera Corporation held on April 3, 2002 resolved that no dividend will be paid for the year 2001.

      Tapio Hintikka was elected Chairman of Sonera Corporation’s Board of Directors, and Jussi Länsiö was elected Vice Chairman. Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn were elected as other members of the Board of Directors.

      The Annual General Meeting authorized the Board of Directors to decide on the repurchase of maximum of 2,000,000 of the Company’s own shares in accordance with the Board’s proposal. The authorization is valid for one year after the resolution of Annual General Meeting, i.e. until April 2, 2003.

      The Annual General Meeting authorized the Board of Directors to decide on the reissuance of maximum of 2,550,000 of the Company’s own shares in accordance with the Board’s proposal. The authorization is valid for one year after the resolution of Annual General Meeting, i.e. until April 2, 2003.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Legal and regulatory proceedings

      On January 3, 2002, the arbitral tribunal appointed by the Board of Arbitrators of the Central Chamber of Commerce of Finland confirmed that the technology agreement between Sonera Corporation and Harri Vatanen relating to the SmartTrust technology is legally valid and binding. Therefore, Sonera is the rightful owner of the inventions of Vatanen covered by the technology agreement and the related patents. Sonera continues to pursue the legal proceedings it initiated in Finland and disputes both the jurisdictions of a U.S. court in the matter and the claims brought by Mr. Vatanen.

      On January 28, 2002, Sonera Corporation was notified that Telia Mobile AB Finnish branch office had filed an appeal at the Supreme Administrative Court regarding the decision on national roaming issued by the Competition Council on December 13, 2001 in favour of Sonera.

      On May 29, 2002, Sonera Corporation was notified that Tilts Communications A/S and the Republic of Latvia have filed their main claims in the ICC Arbitration which is continuing between Tilts, the Republic of Latvia, Lattelekom SIA, Cable and Wireless plc and Sonera Corporation. The Arbitration arises out of an Umbrella Agreement entered into in January 1995 between Lattelekom, Tilts and the Republic of Latvia. Tilts claims a total of approximately LVL87.6 million (€152 million) from the Republic of Latvia as compensation, among other things, for losses sustained as a consequence of the shortening of the twenty years’ exclusivity period granted to Lattelekom as the provider of fixed line telecommunications services. The Republic of Latvia has quantified counterclaims of a total of approximately LVL599.5 million (€1,040 million). Tilts considers that the counterclaims asserted by the Republic of Latvia are unfounded.

      On July 4, 2002, the Supreme Administrative Court accepted an appeal that Sonera filed in January 2002 against the Competition Council’s decision to prohibit Sonera’s acquisition of 16.7 percent in Loimaan Seudun Puhelin Oy. After the Supreme Administrative Court’s decision, Sonera will start taking the measures required by the initial approval by the Finnish Competition Authority in August 2001. Sonera’s current holding in Loimaan Seudun Puhelin is 29.1 percent.

      On September 27, 2002 the Administrative Court of Helsinki issued a decision on the appeal filed by Sonera against the decision issued on April 24, 2001 by the Finnish Communications Regulatory Authority (“FICORA”). FICORA’s decision stated that the interconnection fees Sonera charged for calls terminating on Sonera’s domestic mobile network are not reasonable in relation to the actual costs of providing such services. The Administrative Court of Helsinki stated in its decision that the FICORA’s method of determining the amount of capital tied to mobile networks and method of handling the costs allocated by Sonera to mobile networks shall not be considered erroneous. Sonera will appeal the decision of the Administrative Court of Helsinki to the Supreme Administrative Court. The decision of the FICORA and the Administrative Court of Helsinki are not binding on Sonera until the Supreme Administrative Court has issued a final decision.

Unaudited Condensed Consolidated Interim Financial Statements
of Sonera Corporation and subsidiaries
as of and for the three months and six months ended
June 30, 2001 and 2002

[This page left blank intentionally.]

SONERA CORPORATION AND SUBSIDIARIES

Unaudited Condensed Consolidated Interim Income Statements

	Three months ended		Six months ended
	June 30,		June 30,

	2001	2002	2001	2002

	(€ in millions, except shares, per share amounts)
Revenues	557	548	1,082	1,084
Other operating income	611	62	902	382
Operating expenses:
Cost of services and goods	(185)	(188)	(350)	(357)
Personnel expenses	(135)	(103)	(272)	(216)
Other operating expenses	(138)	(541)	(268)	(631)

Total operating expenses	(458)	(832)	(890)	(1,204)
Depreciation and amortization	(84)	(81)	(168)	(161)

Operating profit (loss)	626	(303)	926	101
Equity loss in associated companies	(56)	(3,890)	(94)	(3,979)
Sales and write-downs of short-term investments	—	(5)	—	(43)
Financial income and expenses	(10)	10	(27)	12

Profit (loss) before income taxes and minority interest	560	(4,188)	805	(3,909)
Income tax (expense) benefit	(47)	1,255	(128)	1,246
Minority interest	—	—	1	—

Net income (loss)	513	(2,933)	678	(2,663)

Average number of shares (1,000 shares)	906,091	1,114,752	906,091	1,114,752
Diluted average number of shares (1,000 shares)	906,091	1,114,752	906,091	1,114,752
Earnings (loss) per share (€)	0.56	(2.63)	0.74	(2.39)
Diluted earnings (loss) per share (€)	0.56	(2.63)	0.74	(2.39)
Cash dividends per share (€)	0.07	—	0.07	—

The accompanying notes are an integral part of these Unaudited Condensed

Consolidated Interim Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Unaudited Condensed Consolidated Interim Balance Sheets

	As of

	June 30,	December 31,	June 30,
	2001	2001	2002

	(€ in millions)
Fixed assets and other long-term investments
Intangible assets	114	98	90
Property, plant and equipment	1,279	1,269	1,198
Long-term investments and receivables	5,914	6,068	1,596
Long-term deferred tax assets	—	—	1,165

Total	7,307	7,435	4,049
Current assets
Inventories	44	33	15
Current loans receivable	67	45	31
Other current receivables	628	565	531
Short-term investments	1,915	620	962
Cash and cash equivalents	84	96	82

Total	2,738	1,359	1,621

TOTAL ASSETS	10,045	8,794	5,670

Shareholders’ equity	3,956	4,575	1,856
Minority interest	17	13	1
Non-current liabilities
Long-term debt	2,586	2,007	2,236
Other long-term liabilities	145	148	204

Total	2,731	2,155	2,440
Current liabilities
Current debt	2,468	55	69
Current portion of long-term debt	287	1,418	881
Other current liabilities	586	578	423

Total	3,341	2,051	1,373

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	10,045	8,794	5,670

The accompanying notes are an integral part of these Unaudited Condensed

Consolidated Interim Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Three months
	ended		Six months ended
	June 30,		June 30,

	2001	2002	2001	2002

	(€ in millions)
Operating activities
Net income (loss)	513	(2,933)	678	(2,663)
Depreciation and amortization	84	81	168	161
Write-downs of UMTS investments	—	4,280	—	4,280
Gain from sale of Pannon shares	—	—	—	(220)
Gain from sale of Sonera Info Communications	—	—	—	(90)
Other gains from sale of shares and fixed assets	(604)	(53)	(890)	(55)
Sales and write-downs of short-term investments	—	5	—	43
Dividends received from associated companies	9	31	9	31
Equity loss in associated companies	56	47	94	136
Deferred tax expense (benefit)	33	(1,266)	(29)	(1,257)
Change in working capital	(85)	66	(7)	(34)
Other adjustments to cash	(9)	(49)	(1)	(43)

Cash (used in) provided by operating activities	(3)	209	22	289
Investing activities
Capital expenditures	(90)	(56)	(172)	(107)
Investments in shares and shareholder loans	(31)	(3)	(431)	(123)
Proceeds from sale of shares and fixed assets	751	104	1,175	998
Change in short-term investments	19	(493)	(68)	(846)
Change in loans receivable and other items	(21)	71	(9)	71

Cash provided by (used in) investing activities	628	(377)	495	(7)
Financing activities
Change in long-term debt	204	119	922	(308)
Change in current debt	(795)	62	(1,378)	13
Dividends paid	(67)	—	(67)	—

Cash (used in) provided by financing activities	(658)	181	(523)	(295)
Effect of exchange rate changes on cash and cash equivalents	2	(1)	2	(1)

Net (decrease) increase in cash and cash equivalents	(31)	12	(4)	(14)
Cash and cash equivalents at beginning of period	115	70	88	96

Cash and cash equivalents at end of period	84	82	84	82

The accompanying notes are an integral part of these Unaudited Condensed

Consolidated Interim Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements

1.     Basis of presentation

      The Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2001 and 2002 have been prepared in accordance with Finnish GAAP on a basis consistent with Sonera’s Consolidated Financial Statements for the year ended December 31, 2001. For the purposes of these Unaudited Condensed Consolidated Interim Financial Statements, certain information and disclosures normally included in annual financial statements prepared in accordance with Finnish GAAP have been condensed or omitted. In the opinion of the management, all adjustments considered necessary, consisting of normal and recurring accruals, to present fairly the consolidated financial position and results of operations for such interim periods have been made.

      The information in the Unaudited Condensed Consolidated Interim Financial Statements presented herein is based on Sonera’s second quarter of 2002 unaudited interim report which Sonera released on July 25, 2002.

      These Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with Sonera’s Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

      Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from U.S. GAAP. The differences between Finnish GAAP and U.S. GAAP as of and for the six months ended June 30, 2001 and 2002 have been presented in Note 12 to these Unaudited Condensed Consolidated Interim Financial Statements, which should be read in conjunction with Note 24 to the Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

2.     Business combinations

      In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of €34 million for the six months ended June 30, 2002, as compared to €35 million for the six months ended June 30, 2001 and €69 million for the year ended December 31, 2001. See also Note 24 to the consolidated Financial Statements for the year ended December 31, 2001, included elsewhere in this document.

3.     Write-downs of international UMTS investments

      After the end of the second quarter of 2002, it became evident that the commercial performance achieved by Group 3G for the first half of the year was significantly below expectations. Therefore it also became apparent that the business plan for the year would not be achieved, and the assumptions used in the preparation of the current business plan for Group 3G may have to be revised.

      On July 18, the board of directors of Group 3G, which is comprised of representatives of Telefónica Móviles and Sonera, discussed the strategic alternatives available to Group 3G, based on the performance of the first six months of 2002. On July 24, the board of directors of Group 3G decided to halt the current operations of Group 3G.

      Based on the performance of Group 3G in the first six months of 2002, and the strategic alternatives presented to the board of directors of Group 3G on July 18, it became apparent that Sonera’s investment in Group 3G had been impaired as of June 30, 2002. Sonera then endeavored to quantify the impairment loss that would have to be reflected in its unaudited condensed consolidated interim financial statements as of June 30, 2002, supported by an external valuation report prepared by a third party advisor. The external valuation of Sonera’s investment in Group 3G considered a significant number of possible scenarios, 76% of which would result in a fair value of nil. Sonera therefore decided to fully write down the value of its

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

investment in Group 3G to the most probable value of nil, recording an impairment loss of €3,844 million for the six months ended June 30, 2002.

      The disappointing commercial performance of Group 3G in Germany, which led to the impairment of the Group 3G investment at June 30, 2002, also led Telefónica Móviles, the majority shareholder of both Group 3G and Ipse 2000, and Sonera to reconsider the value of their investment in Ipse 2000. In this analysis, Sonera also considered, among others, that Sonera only holds a 12.55 percent interest in Ipse 2000, that any decision taken by Telefónica Móviles to re-focus their strategy with respect to their European UMTS investments outside of their domestic (Spanish) market would likely also impact Ipse 2000, that Italy has a higher mobile penetration than Germany, and that the success of a market entry in Italy is less likely than in Germany. Therefore, the disappointing experience in Germany for the first six months of 2002 presented strong evidence for a likely failure also in the Italian market.

      Based on the analysis of these facts, it became apparent that Sonera’s investment in Ipse had also been impaired as of June 30, 2002. Considering the even lower likelihood of a successful market entry in Italy than in Germany, Sonera was not able to find such cash flow scenarios where its investment would have an equity value greater than zero. Sonera therefore decided to fully write down the value of its investment in Ipse to the value of nil, recording an impairment loss of €294 million for the six months ended June 30, 2002. Additionally, Sonera charged to expense the ongoing capital commitments of €142 million that Sonera has to pay as its share of the deferred license cost in Italy.

4.     Equity (loss) income in associated companies

	Six months
	ended
	June 30,

	2001	2002

	(€ in millions)
Turkcell Iletisim Hizmetleri A.S.	(33)	(18)
Fintur Holdings B.V.	(60)	(46)
Other GSM operators	25	16
UMTS associated companies	(12)	(77)
Fixed network operators	16	14
Other associated companies	—	4
Write-down of Group 3G	—	(3,844)
Amortization of goodwill	(30)	(28)

Total	(94)	(3,979)

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

5.     Financial income and expenses

	Six months
	ended
	June 30,

	2001	2002

	(€ in millions)
Dividend income	12	—
Interest income(1)	96	66
Interest expenses	(158)	(75)
Capitalized interest expenses	27	23
Other financial income and expenses	(2)	(2)
Exchange rate gains and losses	(2)	—

Total	(27)	12

(1)	Interest income includes non-cash interest income from Group 3G UMTS Holding GmbH totaling €84 million for the six months ended June 30, 2001, as compared to €51 million for the six months ended June 30, 2002.

6.	Cash provided by (used in) operating activities under the direct method presentation

	Six months ended
	June 30,

	2001	2002

	(€ in millions)
Payments received from customers	1,126	1,096
Payments to suppliers	(755)	(620)
Payments to personnel	(213)	(167)

Total	158	309
Dividends received	22	31
Interest income received	10	10
Interest expenses paid	(175)	(64)
Income taxes refunded	8	3
Other items	(1)	—

Cash provided by operating activities	22	289

7.     Changes in shareholders’ equity

	Six months		Six months
	ended	Year ended	ended
	June 30,	December 31,	June 30,
	2001	2001	2002

	(€ in millions)
Shareholders’ equity on January 1	3,233	3,233	4,575
Equity issue	—	982	—
Dividends paid	(67)	(67)	—
Sale of rights related to treasury shares	—	2	—
Currency translation adjustment	112	16	(56)
Net income (loss)	678	409	(2,663)

Shareholders’ equity on June 30/Dec. 31	3,956	4,575	1,856

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

8.   Commitments and contingent liabilities

      Information regarding commitments and contingent liabilities is as follows:

	As of

	December 31,	June 30,
	2001	2002

	(€ in millions)
Assets pledged
To secure own commitments	6	6
To secure borrowings of associated companies(1)	24	5
Guarantees on behalf of associated companies for financing	35	44
Guarantees on behalf of other companies
Guarantees on behalf of Xfera Móviles S.A.	428	445
Guarantees on behalf of Ipse 2000 S.p.A.	180	37
Minimum operating lease payments	264	263
Other commitments	31	6

(1)	Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totaled €23 million on December 31, 2001 and €5 million on June 30, 2002.

9.     Derivative financial instruments

				As of
				December 31,
	As of June 30, 2002			2001

	Contract	Carrying	Fair	Fair
	amount	value	value	value

	(€ in millions)
Forward foreign exchange contracts	170	9	9	(1)
Interest rate swaps	1,607	—	(5)	41
Purchased interest rate options	220	1	—	—

Derivative instruments are used in hedging foreign exchange and interest rate risks.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

10.     Segmented information

      Financial information followed by Sonera’s management is presented separately for Sonera’s business segments for the six months ended June 30, 2001 and 2002 as follows:

	As of or for the six months ended June 30, 2001

	Mobile	International
	Communications	Mobile	Services	Sonera	Other
	Finland	Communications	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	581	4	128	367	2	—	1,082
Intercompany sales	19	—	29	138	43	(229)	—

Total revenues	600	4	157	505	45	(229)	1,082

Underlying EBITDA(1)	305	(5)	(155)	109	(30)	—	224
Non-recurring income and expenses	—	596	(5)	9	270	—	870
Depreciation and amortization	(63)	(1)	(22)	(64)	(18)	—	(168)

Operating profit (loss)	242	590	(182)	54	222	—	926

Equity loss in associated companies	—	(92)	—	(2)	—	—	(94)
Unallocated amounts:
Financial income and expenses, net							(27)

Consolidated profit before income taxes and minority interest							805

Segment assets	454	2,286	273	1,355	170	—	4,538
Capital expenditure	50	—	27	85	10	—	172
Investments in shares and shareholder loans	—	304	83	25	19	—	431

	As of or for the six months ended June 30, 2002

	Mobile	International
	Communications	Mobile	Services	Sonera	Other
	Finland	Communications	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	608	—	111	364	1	—	1,084
Intercompany sales	12	—	35	143	40	(230)	—

Total revenues	620	—	146	507	41	(230)	1,084

Underlying EBITDA(1)	311	(3)	(23)	93	8	—	386
Non-recurring income and expenses	—	(203)	64	39	(24)	—	(124)
Depreciation and amortization	(63)	—	(19)	(63)	(16)	—	(161)

Operating profit (loss)	248	(206)	22	69	(32)	—	101

Equity (loss) income in associated companies	—	(3,981)	1	—	1	—	(3,979)
Unallocated amounts:
Sales and write-downs of short-term investments							(43)
Financial income and expenses, net							12

Consolidated loss before income taxes and minority interest							(3,909)

Segment assets	448	751	213	1,135	285	—	2,832
Capital expenditure	41	—	8	49	9	—	107
Investments in shares and shareholder loans	—	75	—	42	6	—	123

(1)	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of Sonera’s business. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of Sonera’s operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of Sonera’s operating performance. Sonera’s definition of underlying EBITDA does not show significant changes related to the following items: depreciation, amortization and write-downs; restructuring expenses; gains and losses from sale of shares and fixed assets; equity income (loss) in associated companies; financial income and expense; and income taxes. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

11.     Average number of personnel

	Six months ended
	June 30,

	2001	2002

Mobile Communications Finland	1,605	1,625
Service Businesses	2,908	2,029
Sonera Telecom	5,037	4,209
Other Operations	1,585	862

Total	11,135	8,725

12.	Differences between Finnish GAAP and generally accepted accounting principles in the United States

      Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from U.S. GAAP. The following is a summary of the adjustments to net income (loss) and shareholders’ equity that would have been required if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Unaudited Condensed Consolidated Interim Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

	Six months ended
	June 30,

	2001	2002

	(€ in millions, except per
	share amounts)
Net income (loss) under Finnish GAAP	678	(2,663)
(n) Discontinued operations	1	(77)
Adjustments to reconcile to net income from continuing operations under U.S. GAAP:
(a) Difference in depreciation method	(6)	(3)
(b) Pensions	—	(4)
(c) Write-down on NMT network assets	(5)	(5)
(d) Investments in marketable securities	(40)	59
(e) Associated companies	(2)	200
(f) Allowance for doubtful accounts	—	—
(g) Stock option schemes	(29)	(13)
(h) Business combinations	(35)	(87)
(i) Derivative instruments	16	10
(j) Goodwill amortization	—	30
(k) Income taxes	—	(21)
Tax effect of U.S. GAAP adjustments	11	(59)

Net income (loss) from continuing operations under U.S. GAAP before cumulative effect of accounting change	589	(2,633)
(n) Discontinued operations under U.S. GAAP	(1)	77
Cumulative effect of accounting change (net of deferred tax benefit of €2 million)	(4)	(120)

Net income (loss) under U.S. GAAP	584	(2,676)

Basic earnings (loss) per share and ADS:
From continuing operations before cumulative effect of accounting change	0.65	(2.36)
From discontinued operations	—	0.07
Cumulative effect of accounting change	(0.01)	(0.11)

Basic earnings (loss) per share and ADS	0.64	(2.40)

Diluted earnings (loss) per share and ADS:
From continuing operations before cumulative effect of accounting change	0.65	(2.36)
From discontinued operations	—	0.07
Cumulative effect of accounting change	(0.01)	(0.11)

Diluted earnings (loss) per share and ADS	0.64	(2.40)

Weighted average number of shares (1,000 shares)(1)	906,091	1,114,752

Diluted weighted average shares (1,000 shares)(1)	906,091	1,114,752

(1)	The weighted average and diluted weighted average number of shares are adjusted with the effects of Rights Offering for the six months ended June 30, 2001.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

	As of June 30

	2001	2002

	(€ in millions)
Shareholders’ equity under Finnish GAAP	3,956	1,856
Adjustments to reconcile to U.S. GAAP:
(a) Difference in depreciation method	15	5
(b) Pensions	43	46
(c) Write-down on NMT network assets	14	5
(d) Investments in marketable securities	156	(14)
(e) Associated companies	(4)	195
(f) Allowance for doubtful accounts	(3)	(3)
(g) Stock option schemes	—	—
(h) Business combinations before adoption of FAS 142	265	22
(i) Derivative instruments	10	22
(j) Business combinations and intangible assets after adoption of FAS 142	—	30
(k) Income taxes	—	38
Tax effect of U.S. GAAP adjustments	(33)	(74)

Shareholders’ equity under U.S. GAAP	4,419	2,128

      The differences between Finnish GAAP and U.S. GAAP presented in this note should be read in conjunction with Note 24 to the Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

      Certain differences between Finnish GAAP and U.S. GAAP that relate particularly to the six months ended June 30, 2002 are as follows:

(d)     Investments in marketable securities

      Sonera had as of December 31, 2001 approximately 26.0 million Deutsche Telekom (DT) shares in its balance sheet. Initially the DT shares were recorded at €24.60 per share in May 2001. On September 30, 2001 Sonera considered the decline in DT share value to €17.20 to be “other-than-temporary” for the Company. Accordingly, the decline in market value was charged to net income also under U.S. GAAP. On December 31, 2001 the DT share market value was €19.40. The recovery in market value from €17.20 to €19.40 per share was recorded to income under Finnish GAAP for an amount of €57 million as of December 31, 2001. Under U.S. GAAP this amount was recorded as a credit to Other Comprehensive Income. The remaining approximately 26.0 million DT shares were sold during the period from January 1 to March 31, 2002 and Sonera received €466 million as a consideration from the sale of DT shares which equals to an average price of approximately €17.95 per share. A capital loss of approximately €38 million was recorded from the sales under Finnish GAAP for the six months ended June 30, 2002. Under U.S. GAAP, Sonera recorded a capital gain of €19 million in the earnings from the sale of DT shares for the six months ended on June 30, 2002.

      Sonera sold its 30.1 percent interest in Eliska Wireless Ventures I, Inc. (“Eliska”) in April 2002, after having received the U.S. Federal Communications Commission approval and having converted the shares into approximately 2.77 million Deutsche Telekom shares under a put option. The converted DT shares were immediately sold through a market transaction, and Sonera received approximately €43 million in cash proceeds, representing a price of approximately €15.50 per DT share. A write-down recorded in March 2002 due to change in fair market value of the shares and the capital loss recorded on the sale in April 2002, totaling €11 million, were included in the earnings under Finnish GAAP for the six-month period ended

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

June 30, 2002. Under U.S. GAAP, Sonera recorded a capital loss of €5 million in the earnings from the sale of converted DT shares for the six months ended on June 30, 2002.

      Sonera has sold its shares of Cisco Systems, Inc. during the six months ended on June 30, 2002. Under Finnish GAAP, Sonera has recorded a capital loss of €0.5 million for the six months ended on June 30, 2002 on the sale of those shares. Under U.S. GAAP, Sonera has recorded a capital loss of €7 million in earnings from this transaction for the six months ended on June 30, 2002.

      As of June 30, 2002, Sonera has under Finnish GAAP recorded in earnings unrealized net losses of €18 million on marketable equity securities included in its balance sheet. Under U.S. GAAP, for the six months ended June 30, 2002, Sonera has recorded unrealized net losses of €32 million on marketable equity securities as a debit to Other Comprehensive Income.

(e)     Associated companies

      Sonera has under Finnish GAAP recorded an impairment loss of €3,844 million on its German UMTS investment, Group 3G, for the six month period ended on June 30, 2002. The write-down reduced the carrying value of Sonera’s investment in Group 3G to zero on June 30, 2002. As a result of the impairment analysis performed under U.S. GAAP, the impairment loss was €3,644 million and the carrying value of Group 3G under U.S. GAAP was €200 million as of June 30, 2002. Under U.S. GAAP, Sonera continues to record possible future equity losses from Group 3G up to a maximum of €200 million, because Sonera has no funding commitment in Group 3G.

(h), (j)     Business combinations and intangible assets

      Effective January 1, 2002, Sonera adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets must meet in order to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives will no longer be amortized to expense, but instead will be tested for impairment at least annually in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives will be amortized to expense over their estimated useful life and will be reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were continued to be amortized through December 31, 2001. The amount of unamortized goodwill under U.S. GAAP as of December 31, 2001 was approximately €638 million, of which €252 million related to acquired subsidiaries and €383 million to acquired interest in associated companies. The amount of unamortized goodwill under U.S. GAAP as of June 30, 2002 was approximately €406 million, of which €41 million related to acquired subsidiaries and €361 million to acquired interest in associated companies.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

      The following table shows the pro forma effects on goodwill amortization, and consolidated pro forma net income and earnings (loss) per share:

	Six months
	ended
	June 30,

	2001	2002

	(€ in millions, except per
	share amounts)
Net income (loss) under U.S. GAAP	584	(2,676)
Goodwill amortization on subsidiaries	38	—
Goodwill amortization on associated companies	30	—

Pro forma net income (loss) under U.S. GAAP	652	(2,676)

Pro forma basic earnings (loss) per share	0.72	(2.40)

Pro forma diluted earnings (loss) per share	0.72	(2.40)

Weighted average number of shares (1,000 shares)	906,091	1,114,752

Diluted weighted average number of shares (1,000 shares)	906,091	1,114,752

      Upon adoption of SFAS 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase combination, and to make any reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. This evaluation did not result in any significant reclassifications.

      Upon adoption of SFAS 142, the Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. This reassessment did not result in any significant amortization period adjustments.

      In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss should be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No impairment loss was recognized in the six-month period ended June 30, 2002 as a result of these impairment tests, as the company did not identify any intangible asset as having an indefinite useful life.

      SFAS 142 requires the Company to perform an assessment of whether there is an indication that goodwill and/or equity method goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This second step is required to be completed as soon as possible, but no later than the end of the year 2002. Any transitional impairment loss will be recognized as

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

the cumulative effect of a change in accounting principle in the Company’s statement of earnings. The Company has completed the transitional impairment test, and as a result of adopting SFAS 141 and 142, Sonera has recorded a transitional impairment loss under U.S. GAAP of €122 million as of January 1, 2002 on goodwill related its Across and iD2 acquisitions. Impairment loss is reported as a cumulative effect of a change in accounting principle. As of June 30, 2002 and for the period then ended, Sonera recorded an additional write-down of €87 million on Across and iD2. The additional write-down is based on the valuation of €35 million used for the partial sale of Sonera SmartTrust to a group of private equity funds, which transaction was announced on July 31, 2002. See also Note 14 to Unaudited Condensed Interim Financial Statements presented elsewhere in this document. Impairment analysis on goodwill related to acquired interests in associated companies continues, however, to be performed according to APB Opinion No. 18 (“The Equity Method of Accounting for Investments in Common Stock”).

      The year 2002 U.S. GAAP results of the Company will also reflect the Company’s share of the impact of adoption of SFAS 141 and 142 by its equity method investees. As of the date of this report, there was no indication that any significant adjustments to Company’s income statements were required as a result of the adoption of SFAS 141 and 142 by Company’s equity method investees.

      See also Note 24(p) to the Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

(k)     Income taxes

      The applicable Finnish corporate income tax rate during the first six months ended June 30, 2001 and 2002 was 29 percent. In the six months ended June 30, 2002, the difference between income tax benefit as a percentage of loss before income taxes and minority interest and the statutory rate was mainly due to tax-free capital gains. Similarly, in the six months ended June 30, 2001, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory rate was mainly due to tax-free capital gains.

      Under Finnish GAAP and U.S. GAAP, at the end of each interim period the Company makes its best estimate of an estimated annual effective tax rate to be applicable for the full fiscal year. This estimated annual effective tax rate is applied to year-to-date income before taxes.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Sonera has included a deferred tax benefit for operating loss carryforwards in Finland in determining its 2002 estimated annual effective tax rate. In order to realize the deferred tax asset of €1,165 million as of June 30, 2002, Sonera will need to generate future taxable income of approximately €4.0 billion through 2012 in Finland, or extend the period of utilization by tax planning strategies. Based upon the projections for future taxable income over the periods which the operating loss carryforwards are deductible, management believes it is more likely than not that the Company will realize the benefits of the recognized losses. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

      Sonera is currently being tax audited by the Finnish Tax Authorities for Finnish income taxes, value added taxes and payroll taxes in Finland for the fiscal years 1996 through 2001. Management believes that all transactions carried out by Sonera have been made in compliance with Finnish tax legislation and foreign tax regulations, when applicable. Sonera has also requested advanced tax rulings for certain significant transactions, in an effort to ascertain the applicable tax treatment of such transactions. Management is

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

currently unable to assess the likely outcome of this audit and whether Sonera may be liable for any past taxes, penalties or interest. However, management believes that the outcome of this audit should not have a material impact on Sonera’s financial condition, results of operations and cash flows.

      See also Note 24(l) to the Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

(n)     Discontinued operations

      On March 27, 2002, Sonera completed the sale of its wholly owned subsidiary Sonera Info Communications Ltd. The agreement included the holdings of Sonera Info Communications Ltd in its fully owned subsidiary Intra Call Center S.A. and in its associated companies Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy. Sonera also sold its 45.0 percent interest in 118 Ltd and its ten percent interest in Conduit plc. Under Finnish GAAP, the operations of Sonera Info Communications prior to the date of disposal were reported within continuing operations. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the operations of Sonera Info Communications would have been presented as discontinued operations for the following amounts:

	Six months
	ended
	June 30,

	2001	2002

	(€ in millions)
Net income from operations under Finnish GAAP	(1)	2
Gain from sale under Finnish GAAP
(no tax consequences)	—	90

	(1)	92
Adjustments to reconcile to net income from discontinued operations under U.S. GAAP:
Marketable securities(1)	—	(15)

Net income from discontinued operations under U.S. GAAP	(1)	77

(1)	Sonera has sold its ten percent interest in Conduit plc during the six months ended June 30, 2002. Under Finnish GAAP, Sonera has recorded a capital loss of €2 million. Under U.S. GAAP, the capital loss was €17 million.

(o)     Accounting standards recently issued

Accounting for the impairment or disposal of long-lived assets

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it retains many of the fundamental provisions of that Statement, including the requirements of SFAS 121 to (a) recognize an impairment loss for a long-lived asset to be held and used only if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. The Company has adopted the provisions of SFAS No. 144 effective January 1, 2002. No impairment loss was recognized in the first or second quarters ended on March 31 and June 30, 2002, respectively, as a result of these impairment tests.

      SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

Obligations associated with the retirement of tangible long-lived assets

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that a retirement obligation that is unavoidable as a result of either the acquisition or the normal operation of a tangible long-lived asset be recognised as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalise that cost by recognizing an increase in the carrying amount of the related long-lived assets.

      The Company is required to adopt the provisions of SFAS No. 143 effective January 1, 2003 and is reviewing the impact of SFAS No. 143.

13.     Significant events during the six months ended June 30, 2002

      On January 28, 2002, Sonera increased its holding in Loimaan Seudun Puhelin Oy (“LSP”) by five percent to a total of 29.1 percent. For the shares purchased in January, Sonera paid less than €4 million. In December 2001, the Competition Council had demanded that Sonera’s initial purchase of a 16.7 percent stake in LSP in 2001 be cancelled, and repealed the Finnish Competition Authority’s approval of the transaction given in August 2001. Sonera appealed the Competition Council’s decision to the Supreme Administrative Court in January 2002. The Finnish Competition Authority, LSP, as well as certain competing operators have also appealed the decision to the Supreme Administrative Court.

      On January 28, 2002, Sonera purchased the ten percent minority interest in Tilts Communications A/S (Tilts) from International Finance Corporation (IFC) at a price of €34 million. IFC sold the shares to Sonera by using an option IFC had in the shareholders’ agreement after which Sonera owns 100 percent of Tilts. Tilts in turn owns 49 percent of Lattelekom SIA, Latvia’s national fixed network telecommunications operator. The other shareholder of Lattelekom is the Republic of Latvia (51 percent).

      On February 4, 2002, after having received the approvals by the Hungarian authorities, Sonera completed the sale of its 23.0 percent holding in the Hungarian mobile operator Pannon GSM, and received a cash payment of €310 million. A capital gain of €220 million was recorded from the sale for the first quarter of 2002.

      On March 26, 2002, Telia AB and Sonera announced their plans to merge. The merger will be effected through an exchange offer to all shareholders of Sonera by Telia. Sonera’s shareholders will receive 1.51440 Telia shares in exchange for each Sonera share. Pro forma ownership of the new group will be approximately 64 percent for current Telia shareholders and approximately 36 percent for current Sonera shareholders, assuming 100 percent acceptance of the Exchange Offer. The combined company will have a primary listing on the Stockholm Stock Exchange and will seek secondary listings on the Helsinki Stock Exchange and in the United States. The company will be domiciled and headquartered in Stockholm, Sweden.

      During January-March 2002 Sonera received €466 million from the sale of its remaining approximately 26.0 million Deutsche Telekom shares, equal to an average price of approximately €17.95 per share. Approximately 7.0 million shares were sold during January-early February, and approximately 19.0 million shares were sold during March. As the shares were recorded at their market value of €19.40 per share in the

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

December 31, 2001 balance sheet, a capital loss of approximately €38 million was recorded in “sales and write-downs of short-term investments” for the first quarter of 2002 under Finnish GAAP.

      On March 26, 2002, both Standard & Poor’s and Moody’s placed Sonera’s long-term and short-term credit ratings on review for a possible upgrade. On March 26, 2002, the long-term and short-term ratings were BBB/A-3 by Standard & Poor’s and Baa2/Prime-2 by Moody’s.

      On March 27, 2002, the sale of the entire share capital of Sonera’s wholly owned subsidiary Sonera Info Communications Ltd was completed. The agreement also included the holdings of Sonera Info Communications Ltd in its fully owned subsidiary Intra Call Center S.A. and in its associated companies Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy. Sonera also sold its 45.0 percent interest in 118 Ltd and its 10 percent interest in Conduit plc. The total proceeds from the transactions were approximately €113 million, in addition to which Sonera will be repaid shareholder loans in an amount of €3.3 million borrowed by 118 Ltd. Sonera recorded a gain from the transactions of approximately €90 million for the first quarter of 2002 in “other operating income.”

      In March 2002, Sonera exchanged its 35 percent interest in ZAO Sonic Duo for a new issuance of ZAO North-West GSM shares. As a result of this transaction, Sonic Duo became a fully-owned subsidiary of North-West GSM and Sonera’s holding in North-West GSM increased to 28.16 percent. In May 2002, North-West GSM changed its name to OAO MegaFon and reorganized into an open joint stock company from a closed joint stock company. As a result of the completion of certain steps of the MegaFon merger, Sonera currently has a 26 percent holding in the company.

      On April 8, 2002, the Board of Directors of Telia appointed Anders Igel to the position of President and CEO of Telia and the planned combined entity of Sonera and Telia. He assumed his new position on July 1, 2002.

      On April 23, 2002, Sonera announced that it would adjust its business organization to support customer-driven management and to shift the controlling focus more to customer interface. Customer profitability becomes a common goal and the customers will be shared. The three business layers as of July 1, 2002 of the new business model are: (i) Sales and Marketing, centrally in charge of the Group’s all sales and marketing processes; (ii) Products and Services, in charge of the service provider’s product portfolio and (iii) Production and Networks. To simplify its legal structure Sonera will also merge most of its wholly-owned Finnish subsidiaries to the Group’s parent company Sonera Corporation by the end of 2002.

      On April 24, 2002, Sonera announced that it has signed an agreement on selling its fully owned subsidiary Primatel Ltd to YIT Corporation. The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. The final selling price was approximately €34 million. Sonera recorded a gain of €31 million for the second quarter of 2002 in connection with the sale.

      In April, Sonera prepaid €500 million of its €700 million syndicated bank loan maturing in December 2002 using funds received from asset sales during the first quarter.

      On April 26, 2002, Sonera announced that it had received the Federal Communications Commission (“FCC”) approval to exercise the put option to convert its Eliska Wireless Ventures I, Inc. shares to approximately 2.77 million Deutsche Telekom shares. The shares were sold on April 26, 2002 at an average share price of approximately €15.50, and the proceeds from the sale amounted to approximately €43 million. Sonera recorded a loss of €5 million from the sale for the second quarter of 2002.

      On May 2, 2002, Sonera announced that is has signed an agreement on selling its fully owned subsidiary Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy (“Nordea”). The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of approximately €114 million, of which €112 million was received at closing and the rest of the consideration

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

being received over the next three years. Sonera did not record a significant gain in connection with the sale. Sonera Gateway currently still includes Sonera Gateway’s electronic transaction service.

      On June 20, 2002, Standard & Poor’s raised Sonera’s short-term ratings from to A-2 from A-3. All Sonera’s ratings by Standard & Poor’s and Moody’s remain on CreditWatch with positive implications.

      In June 2002, Sonera sold its 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. Sonera recorded a gain of €20 million for the second quarter of 2002 in connection with the sale.

Resolutions by the Annual General Meeting

      In accordance with the proposal made by the Board of Directors, the Annual General Meeting of Sonera Corporation held on April 3, 2002 resolved that no dividend will be paid for the year 2001.

      Tapio Hintikka was elected Chairman of Sonera Corporation’s Board of Directors, and Jussi Länsiö was elected Vice Chairman. Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn were elected as other members of the Board of Directors.

      The Annual General Meeting authorized the Board of Directors to decide on the repurchase of maximum of 2,000,000 of the Company’s own shares in accordance with the Board’s proposal. The authorization is valid for one year after the resolution of Annual General Meeting, i.e. until April 2, 2003.

      The Annual General Meeting authorized the Board of Directors to decide on the reissuance of maximum of 2,550,000 of the Company’s own shares in accordance with the Board’s proposal. The authorization is valid for one year after the resolution of Annual General Meeting, i.e. until April 2, 2003.

Legal and regulatory proceedings

      On January 3, 2002, the arbitral tribunal appointed by the Board of Arbitrators of the Central Chamber of Commerce of Finland confirmed that the technology agreement between Sonera and Harri Vatanen relating to the SmartTrust technology is legally valid and binding. Therefore, Sonera is the rightful owner of the inventions of Vatanen covered by the technology agreement and the related patents. Sonera continues to pursue the legal proceedings it initiated in Finland and disputes both the jurisdictions of a U.S. court in the matter and the claims brought by Mr. Vatanen.

      On January 21, 2002, Sonera lodged an appeal to the Supreme Administrative Court on account of the Competition Council’s decision of December 2001 forbidding the deal in which Sonera purchased 16.7 percent of the share capital of Loimaan Seudun Puhelin Oy by a directed issue in January 2001. The Supreme Administrative Court suspended the enforcement of the Competition Council’s decision during the court proceedings.

      On January 28, 2002, Sonera was notified that Telia Mobile AB’s Finnish branch office had filed an appeal at the Supreme Administrative Court regarding the decision on national roaming issued by the Competition Council on December 13, 2001 in favor of Sonera.

      On May 29, 2002, Sonera announced that Tilts Communications A/S, Sonera’s wholly owned Danish subsidiary, and the Republic of Latvia had filed their main claims in the ICC Arbitration which is continuing between Tilts, the Republic of Latvia, Lattelekom SIA, Cable and Wireless plc and Sonera Corporation. The Arbitration arises out of an Umbrella Agreement entered into in January 1995 between Lattelekom, Tilts and the Republic of Latvia. Tilts claims a total of approximately LVL87.6 million (€152 million) from the Republic of Latvia as compensation, among other things, for losses sustained as a consequence of the shortening of the twenty years exclusivity period granted to Lattelekom as the provider of fixed line

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

telecommunications services. The Republic of Latvia has quantified counterclaims of a total of approximately LVL599.5 million (€1,040 million). Tilts considers that the counterclaims asserted by the Republic of Latvia are unfounded.

14.     Significant events and regulatory proceedings subsequent to June 30, 2002

      On July 4, 2002, the Supreme Administrative Court accepted an appeal that Sonera filed in January 2002 against the Competition Council’s decision to prohibit Sonera’s acquisition of 16.7 percent in Loimaan Seudun Puhelin Oy. After the Supreme Administrative Court’s decision, Sonera will start taking the measures required by the initial approval by the Finnish Competition Authority in August 2001. Sonera’s current holding in Loimaan Seudun Puhelin is 29.1 percent.

      On July 4, 2002, the Finnish Communications Regulatory Authority (“FICORA”) issued its decision on a complaint filed by Telepohja Oy in January 2000 concerning the pricing of Sonera’s leased line operations especially in rural areas. In its decision, the FICORA states that Sonera’s pricing is cost oriented as required by the legislation, and that Sonera has operated in compliance with the Communications Market Act (formerly, Telecommunications Market Act). Telepohja also filed a similar complaint with the Finnish Competition Authority in January 2000, which complaint is still pending.

      On July 10, 2002, Sonera and Telia received the approval from the European Commission of their planned merger. In its approval, the European Commission conditioned the merger on the following commitments by Telia and Sonera:

•	Telia has committed to sell its mobile operations, dealership chain and wireless LAN business in Finland. In addition, the combined company has agreed to provide to the purchaser of Telia’s mobile operations in Finland national roaming on commercial terms at a fair price if the purchaser does not already have a nationwide GSM network in Finland.

•	Telia has committed to sell its Com Hem AB cable TV business and related network in Sweden.

•	The combined company has committed to ensure that its fixed and mobile network businesses in Sweden and Finland are held in separate legal entities, which are distinct from related retail activities. The network companies’ boards of directors will include an external director appointed according to corporate law. This commitment can be revised after five years.

•	The combined company has committed to make available to telecommunications operators in Sweden and Finland its regulated wholesale fixed and mobile network products and internatonal GSM roaming in Sweden and Finland on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. Pertaining to the roaming product, Telia-Sonera will have the right to require reciprocity in respect of prices, quality and other conditions. This obligation to provide services on a non- discriminatory basis is in force for period of three years and will be subject to a fast-track dispute resolution procedure by arbitration.

      In July 2002, Sonera entered into an agreement to sell a slightly greater than 50 percent interest in SmartTrust AB, the principal operating subsidiary of Sonera Smart Trust Ltd, which is wholly owned by Sonera, to a group of private equity investors for a total consideration of €35 million. Of that amount, approximately €25 million will be paid to acquire new shares issued by SmartTrust AB and €10 million will be paid to acquire all of the Series A preference shares of SmartTrust AB from Sonera. After the transaction is completed, Sonera’s interest in SmartTrust AB will decrease below 50 percent and Sonera will account for its interest in SmartTrust under the equity method of accounting. As a part of the transaction, SmartTrust AB will adopt a new incentive plan for new shares in SmartTrust AB which, if fully exercised, may further decrease Sonera’s interest in SmartTrust AB. The final ownership percentage will be ultimately determined when SmartTrust AB is either listed on the stock exchange or sold to a third party, based on a formula

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

determined by such exit price. The transaction is subject to regulatory approval, including antitrust clearance in several European jurisdictions, and is expected to be completed in the third quarter of 2002.

      In August 2002, Sonera completed the sale of a 15 percent interest in its former wholly owned subsidiary, Sonera Zed, to Yahoo! Inc. The transaction was effected through a primary issue of new Sonera Zed shares to Yahoo!. Pursuant to the terms of the investment agreement, Yahoo has the right to purchase up to 100 percent of Sonera Zed over the next two years, at a price to be determined by Sonera Zed’s operational performance. Yahoo! also has the right to sell its accumulated interest in Sonera Zed to Sonera by December 2003 at a maximum total consideration of €11 million.

      On August 22, 2002, Sonera announced that Sonera and the two shareholders of the Dutch holding Company, Fintur Holdings B.V., the Çukurova Group and Turkcell, closed a share purchase agreement whereby Sonera and Turkcell have purchased the entire holding of the Cukurova Group in Fintur. In addition, Fintur’s media and technology businesses were sold to the Cukurova Group. As a result of the transaction, Sonera’s holding in Fintur increased by 23.24 percent from 35.31 percent to 58.55 percent, and Turkcell’s holding in Fintur increased by 16.45 percent from 25 percent to 41.45 percent. Sonera paid a net compensation of $115 million in connection with the transaction. Sonera will consolidate Fintur Holdings B.V. as of September 2002.

      On September 27, 2002 the Administrative Court of Helsinki issued a decision on the appeal filed by Sonera against the decision issued on April 24, 2001 by the Finnish Communications Regulatory Authority (“FICORA”). FICORA’s decision stated that the interconnection fees Sonera charged for calls terminating on Sonera’s domestic mobile network are not reasonable in relation to the actual costs of providing such services. The Administrative Court of Helsinki stated in its decision that the FICORA’s method of determining the amount of capital tied to mobile networks and method of handling the costs allocated by Sonera to mobile networks shall not be considered erroneous. Sonera will appeal the decision of the Administrative Court of Helsinki to the Supreme Administrative Court. The decision of the FICORA and the Administrative Court of Helsinki are not binding on Sonera until the Supreme Administrative Court has issued a final decision.

Netia Holdings S.A.

Consolidated Financial Statements
As at December 31, 2001 and 2000
and for the years ended December 31, 2001, 2000 and 1999

[This page left blank intentionally.]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Supervisory Board and Shareholders

of Netia Holdings S.A.

      We have audited the accompanying consolidated balance sheets of Netia Holdings S.A. and its subsidiaries (the “Company”) as at December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2001 and 2000 and the consolidated results of its operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with International Accounting Standards.

Without qualifying our opinion, we draw attention to Note 2 in the accompanying consolidated financial statements, which indicates that as at December 31, 2001 the Company’s current liabilities exceeded its current assets by PLN 3,473,185 and an event of default has occurred with respect to the Company’s long term debt as a result of its failure to make certain interest payments. As a result of the occurrence of the event of default the liabilities relating to long term debt have been reclassified as current liabilities. Management of the Company is in discussions with bondholders and the final outcome of those discussions cannot be determined. These conditions, along with other matters as set forth in Note 2, indicate the existence of material uncertainties, which cast significant doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any other adjustments that might result from the outcome of these uncertainties.

The convenience translations are disclosed as part of the consolidated financial statements. We have not audited these translations and accordingly we do not express an opinion thereon.

International Accounting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the years ended December 31, 2001, 2000 and 1999 and the determination of consolidated shareholders’ equity / (deficit) and consolidated financial position as at December 31, 2001 and 2000 to the extent summarized in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers Sp. z.o.o.

Warsaw, Poland

February 18, 2002

NETIA HOLDINGS S.A.

CONSOLIDATED BALANCE SHEETS
(All amount in thousands)

				Convenience
				Translation
				$ (Note 2)

		December 31,	December 31,	December 31,
	Note	2000	2001	2001

		(PLN)	(PLN)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	5	1,142,850	486,946	122,155
Restricted investments	6	154,989	47,500	11,916
Accounts receivable
Trade, net of allowance for doubtful accounts PLN 23,033 and PLN 36,192 (USD 9,079)		102,335	91,838	23,038
Government — value added tax		47,963	15,179	3,808
Other		3,867	3,510	881
Inventories		2,758	1,708	428
Prepaid expenses		7,545	9,358	2,348

Total current assets		1,462,307	656,039	164,574
Restricted investments	6	50,541	—	—
Investments		20,946	1,949	489
Fixed assets, net	7	2,347,141	2,454,309	615,686
Intangible assets
Licences, net	8	740,863	695,149	174,385
Goodwill, net	9	232,311	—	—
Deferred financing costs, net	10	107,645	—	—
Computer software, net	11	61,271	82,944	20,807
Other long term assets		10,279	13,957	3,500

Total Assets		5,033,304	3,904,347	979,441

/s/ Kjell-Ove Blom

K.-O. Blom
Acting President

/s/ Avi Hochman

A. Hochman
Chief Financial Officer

Warsaw, Poland

February 18, 2002

The accompanying notes are an integral part of these financial statements.

NETIA HOLDINGS S.A.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

				Convenience
				Translation
				$ (Note 2)

		December 31,	December 31,	December 31,
	Note	2000	2001	2001

		(PLN)	(PLN)	(Unaudited)
LIABILITIES
Current Liabilities
Current maturities of long-term debt	14	—	3,396,869	852,136
Short-term liabilities for licences	8	110,881	165,613	41,546
Accounts payable and accruals
Trade		315,777	170,779	42,842
Liabilities connected with cancellation of cash flow hedges	15	—	224,907	56,419
Accruals and other	13	79,045	163,561	41,030
Deferred income		4,508	7,495	1,880

Total current liabilities		510,211	4,129,224	1,035,853
Long-term liabilities for licences	8	150,747	92,764	23,271
Long-term debt	14	3,509,625	—	—

Total liabilities		4,170,583	4,221,988	1,059,124
Commitments and contingencies	25	—	—	—
Minority interest	18	82,310	25,607	6,423
Shareholders’ (deficit)/equity
Share capital (nominal par value of PLN 6 per share)		203,285	203,285	50,996
Share premium		1,713,865	1,713,865	429,939
Treasury shares		(3,611)	(3,611)	(906)
Accumulated deficit		(1,133,128)	(2,256,787)	(566,135)

Total shareholders’ (deficit)/equity		780,411	(343,248)	(86,106)

Total liabilities and shareholders’ (deficit)/equity		5,033,304	3,904,347	979,441

The accompanying notes are an integral part of these financial statements.

NETIA HOLDINGS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands)

					Convenience
					Translation
		Year ended			$ (Note 2)

		December 31,	December 31,	December 31,	December 31,
	Note	1999	2000	2001	2001

		(PLN)	(PLN)	(PLN)	(Unaudited)
Revenue
Telecommunication services revenue
Installation fees		22,571	12,437	2,192	550
Monthly fees		34,420	89,685	142,068	35,639
Calling charges		152,523	284,975	360,707	90,487
Other telecommunication revenue		8,197	8,128	7,196	1,805

		217,711	395,225	512,163	128,481
Other revenue:
Service		17,709	24,234	18,235	4,574
Sales of equipment		13,677	23,288	8,453	2,121

Total revenue		249,097	442,747	538,851	135,176
Costs
Interconnection charges		(61,994)	(112,270)	(122,211)	(30,658)
Cost of equipment sales		(11,924)	(20,359)	(7,508)	(1,883)
Salaries and benefits		(67,866)	(99,845)	(104,498)	(26,214)
Social security costs		(12,549)	(19,221)	(20,833)	(5,226)
Depreciation of fixed assets	7	(68,209)	(130,479)	(172,735)	(43,332)
Amortization of goodwill	9	(21,067)	(25,927)	(17,938)	(4,500)
Amortization of other intangible assets		(29,887)	(23,304)	(62,892)	(15,777)
Impairment of goodwill	12	—	—	(220,279)	(55,259)
Impairment provision for fixed assets	12	—	—	(116,247)	(29,162)
Other operating expenses	20	(110,143)	(167,873)	(222,609)	(55,843)

Loss from operations		(134,542)	(156,531)	(528,899)	(132,678)
Financial expense, net	21	(292,574)	(198,681)	(230,019)	(57,702)
Effect of default on long term debt	14	—	—	(112,047)	(28,109)
Effect of cancelling of swap transactions	15	—	—	(274,637)	(68,896)
Other		(550)	(339)	—	—

Loss before income tax		(427,666)	(355,551)	(1,145,602)	(287,385)
Income tax (charge)/benefit	16	9,646	(2,514)	(5,424)	(1,360)

Loss before minority interest		(418,020)	(358,065)	(1,151,026)	(288,745)
Minority share in losses/(profits) of subsidiaries	18	(911)	(3,981)	1,809	453

Net loss		(418,931)	(362,046)	(1,149,217)	(288,292)

Basic and Diluted Loss per share (not in thousands)	22	(22.48)	(12.60)	(37.29)	(9.35)

The accompanying notes are an integral part of these financial statements

NETIA HOLDINGS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in thousands)

						Total
	Share	Share	Treasury	Hedging	Accumulated	Shareholder’s
	capital	premium	shares	reserve	deficit	equity/(deficit)

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Balance as at January 1, 1999	77,117	188,571	—	—	(352,151)	(86,463)
Net loss	—	—	—	—	(418,931)	(418,931)
Issuance of shares, net of related costs	95,217	1,087,269	—	—	—	1,182,486
Shares issued for stock option plan	1,401	—	(1,401)	—	—	—

Balance as at December 31, 1999	173,735	1,275,840	(1,401)	—	(771,082)	677,092
Net loss	—	—	—	—	(362,046)	(362,046)
Issuance of shares, net of related costs	27,000	438,025	—	—	—	465,025
Shares issued for stock option plan	2,550	—	(2,550)	—	—	—
Employee stock subscriptions and stock option exercises	—	—	340	—	—	340

Balance as at December 31, 2000	203,285	1,713,865	(3,611)	—	(1,133,128)	780,411
Effect of adopting IAS 39	—	—	—	(25,424)	25,558	134

As restated	203,285	1,713,865	(3,611)	(25,424)	(1,107,570)	780,545

Fair value losses on cash flow hedges, net of tax	—	—	—	(249,213)	—	(249,213)
Fair value losses reclassified and reported in the statement of operations	—	—	—	47,903	—	47,903
Cancelling of swap transactions	—	—	—	226,734	—	226,734
Net loss	—	—	—	—	(1,149,217)	(1,149,217)

Balance as at December 31, 2001	203,285	1,713,865	(3,611)	—	(2,256,787)	(343,248)

The accompanying notes are an integral part of these financial statements

NETIA HOLDINGS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

				Convenience
				Translation
	Year ended			$ (Note 2)

	December 31,	December 31,	December 31,	December 31,
	1999	2000	2001	2001

	(PLN)	(PLN)	(PLN)	(Unaudited)
Cash flows from operating activities:
Net loss	(418,931)	(362,046)	(1,149,217)	(288,292)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of fixed assets and amortization of goodwill, licences and other intangible assets	119,163	179,710	253,565	63,609
Amortization of deferred financing costs	6,803	12,932	—	—
Amortization of discount on notes	106,131	116,646	106,830	26,799
Interest expense accrued on licence liabilities	—	25,743	19,894	4,991
Interest expense accrued on long term debt	130,840	259,441	285,995	71,744
Minority share in profit / losses) of subsidiaries	911	3,981	(1,809)	(453)
Impairment of goodwill	—	—	220,279	55,259
Impairment provision for fixed assets	—	—	116,247	29,162
Effect of default on long term debt	—	—	112,047	28,109
Effect of cancelling of hedge transactions	—	—	274,637	68,896
Allowance for debtors subject to court settlements	—	—	16,974	4,258
Provision for deferred income tax	(10,974)	—	—	—
Other losses	550	339	—	—
Increase in long term assets	(11,745)	(2,185)	(7,315)	(1,835)
Foreign exchange losses / (gains) on translation of long term debt and restricted investments	48,362	(127,622)	(157,314)	(39,464)
Changes in working capital	(40,170)	58,367	78,059	19,580

Net cash provided by operating activities	(69,060)	165,306	168,872	42,363
Cash flows used in investing activities:
Purchase of fixed assets and computer software	(697,199)	(756,657)	(582,779)	(146,195)
Purchase of minority interest shareholdings in subsidiaries	—	—	(60,883)	(15,273)
(Increase) / decrease of investments	—	(20,990)	8,500	2,132
Increase of restricted investments	(205,698)	(219,902)	—	—
Payments for licences	(67,625)	(359,971)	(3,998)	(1,003)

Net cash used in investing activities	(970,522)	(1,357,520)	(639,160)	(160,339)
Net cash provided by financing activities:
Net proceeds from issuance of shares	940,579	467,575	—	—
Proceeds from long term loans and liabilities	811,858	839,320	—	—
Repayment of bank loans and vendor financing	—	(61,481)	—	—
Payment of interest on long term debt	—	—	(111,355)	(27,934)
Cancelling of swap transactions	—	—	(22,460)	(5,634)
Contribution from minority shareholders in subsidiaries	—	77,331	—	—
Capitalized deferred financing costs	(22,331)	(33,514)	—	—
Increase / (decrease) in related party borrowings	(2,478)	—	—	—

Net cash provided by / (used in) financing activities	1,727,628	1,289,231	(133,815)	(33,568)
Effect of exchange rate change on cash and cash equivalents	115,574	(56,577)	(51,801)	(12,995)
Net change in cash and cash equivalents	803,620	40,440	(655,904)	(164,539)
Cash and cash equivalents at beginning of year	298,790	1,102,410	1,142,850	286,694

Cash and cash equivalents at end of year	1,102,410	1,142,850	486,946	122,155

The accompanying notes are an integral part of these financial statements

NETIA HOLDINGS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

				Convenience
				Translation
	Year ended			$ (Note 2)

	December 31,	December 31,	December 31,	December 31,
	1999	2000	2001	2001

	(PLN)	(PLN)	(PLN)	(Unaudited)
Changes in working capital components:
Trade receivables	(52,145)	(23,832)	10,497	2,633
Government receivables	(1,894)	(3,693)	32,784	8,225
Other receivables	662	928	357	90
Inventories	(1,702)	(58)	1,050	263
Prepaid expenses	(7,914)	1,372	(1,813)	(455)
Trade creditors	35,040	83,695	20,418	5,122
Payables to related parties	(7,217)	(4,686)	—	—
Accruals and other payables	(5,534)	1,466	11,779	2,953
Deferred income	534	3,175	2,987	749

	(40,170)	58,367	78,059	19,580

Supplemental disclosures:

				Convenience
				Translation
	Year ended			$ (Note 2)

	December 31,	December 31,	December 31,	December 31,
	1999	2000	2001	2001

	(PLN)	(PLN)	(PLN)	(Unaudited)
Interest paid	143,589	258,762	256,868	64,438
Income taxes paid / (recovered)	—	9,134	(4,915)	(1,233)

      Interest paid during the year ended December 31, 2001 includes PLN 111,355 of payment from the Company’s cash and cash equivalents and PLN 145,513 from the Company’s investment accounts.

Non-cash investing and financing activities:

      The Company incurred the following liabilities at the end of each year that were related to fixed asset or construction in progress additions:

			Convenience
			Translation
Year ended			$ (Note 2)

December 31,	December 31,	December 31,	December 31,
1999	2000	2001	2001

(PLN)	(PLN)	(PLN)	(Unaudited)
215,131	296,694	154,604	38,784

The accompanying notes are an integral part of these financial statements

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

1.     The Company

      Netia Holdings S.A. (“the Company”) was formed in 1990 as a joint stock company established under the laws of Poland. The Company is engaged through its subsidiaries in the design, construction and operation of modern digital telecommunication and data transmission networks. Through its 100% owned subsidiary Internetia Telekom Sp. z o.o. (“Internetia”) the Company offers internet services. The Company is also engaged in installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. (“Uni-Net”).

      The Company is subject to the periodic reporting requirements in the U.S. of the Securities Exchange Act of 1934, as amended, and of the Polish reporting requirements for companies listed on the Warsaw Stock Exchange. Its American Depositary Shares (“ADSs”) have been listed for trading on the Nasdaq Stock Market (“NASDAQ”) since August 1999 and its ordinary shares have been listed for trading on the Warsaw Stock Exchange since September 2000.

      The Company’s subsidiaries obtained licences from the Ministry of Communications of Poland (“MOC”) for the provision of local telephone services in areas including six of the Poland’s biggest cities — Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company’s subsidiaries, Netia 1, received a licence for domestic long distance telephone services. As of January 1, 2001, on the basis of the new Telecommunication Act (“NTA”) all telephone licences were converted by virtue of law into telecommunication permits.

      The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

2.     Going Concern

      These financial statements have been prepared on the basis that the Company is a going concern. As at December 31, 2001, the Company had an accumulated deficit of PLN 2,256,787, shareholders’ deficit of PLN 343,248 and a working capital deficit of PLN 3,473,185. Additionally, an event of default has occurred with respect to the Company’s long term debt as a result of the failure to make certain interest payments. As a result of the occurrence of the events of default and the possibility that the notes could be accelerated, the liabilities relating to long term debt have been reclassified as current liabilities in the consolidated financial statements.

      The Company has entered into negotiations with the holders of more than a majority of the aggregate principal amount of its notes, aimed at achieving a substantial reduction of its debt burden. A tender offer for the repurchase of the Company’s notes, commenced in November 2001, did not attract the required percentage of bondholders for the tender to be effective. In December 2001, the Company did not make the interest payments on its 1999 Senior Dollar Notes and 1999 Senior Euro Notes, as well as the swap payment relating to these coupon payments. The Company and Management are continuing discussions with bondholders with respect to the exchange of a portion of their debt into equity. The Company’s defaults on its debt instruments are described in Note 14.

      Management is undertaking steps aimed at preserving the Company’s cash and has adopted a revised business plan, general guidelines of which have been approved by the Supervisory Board. The business plan contemplates substantial reductions in capital and operating expenditures in comparison with the Company’s prior plans. In addition, the Company’s subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company’s remaining licence fee obligations. The Company has received a deferral of nominal licence payments of EUR 32,943 (PLN 116,022 at the December 31, 2001 exchange rate) until June 30, 2002, subject to a PLN 9,287 deferral fee. Cash and cash equivalents held by the Company as at December 31, 2001 were PLN 486,946. Management may consider

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

taking other steps that it and the Company’s Supervisory Board consider necessary and appropriate to continue the Company’s operations. These steps may include a further reduction of both operating and capital expenditures planned for 2002 and other attempts to reduce and/or refinance the Company’s long term debt. As a result of, among other things, these factors and the requirements of Polish law, the Company may be required to commence bankruptcy or arrangement proceedings. Applicable Polish law requires the Company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceed its assets (i.e., negative equity). The Company may avoid the requirement to file for bankruptcy by petitioning for arrangement proceedings, which — when opened by a court — will prevent the declaration of the Company’s bankruptcy, as long as the arrangement proceedings are open. The Company and some of its subsidiaries are currently considering filing arrangement petitions. The arrangement proceedings would allow the Company to continue its day-to-day operations. The condition of negative equity could be reversed upon a reduction of the Company’s debt and increase of share capital if an agreement were reached with the bondholders. Discussions with the bondholders are continuing.

      The material uncertainties related to the factors described above cast significant doubt as to the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. However, Management believes that the Company will be able to continue its business activities and, therefore, has prepared the consolidated financial statements on a going concern basis.

3.     Basis of Presentation and Summary of Significant Accounting Policies

      The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These financial statements have been prepared based upon the Company’s accounting records in order to present the financial position, results of operations and of cash flows in accordance with International Accounting Standards (“IAS”).

      In 2000 the Company adopted IAS 36 “Impairment of Assets,” IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and IAS 38 “Intangible Assets.” The effects of adopting these standards, if any, are further described in the notes to these financial statements.

      In 2001 the Company adopted IAS 39 “Financial Instruments — Recognition and Measurement.” Effects of the adoption, if any, are further described in the notes to these financial statements.

      IAS vary in certain important respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 26 for a reconciliation of net loss and shareholders’ equity/(deficit) based on IAS to U.S. GAAP.

Measurement basis

      Until December 31, 1996, Poland was considered to be a hyperinflationary economy. The financial statements for the periods through that date were prepared under the historical cost convention as adjusted for the effects of inflation in accordance with the IAS 29, “Financial Reporting in Hyperinflationary Economies.” The inflated values in Polish Zloty (PLN) at December 31, 1996 for balance sheet items became the new historical basis for subsequent periods.

U.S. Dollar Convenience Translation (Unaudited)

      The U.S. Dollar amounts shown in the accompanying financial statements have been translated at December 31, 2001 and for the year ended December 31, 2001 from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 3.9863 = USD 1.00, the rate published by the National Bank of Poland and effective on December 31, 2001. These amounts are unaudited and are

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

included for the convenience of the reader only. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into U.S. Dollars at this or any other rate.

Principles of Consolidation

      Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and are no longer consolidated from the date on which control ceases. All intercompany transactions, balances and unrealized gains on transactions between subsidiaries of the Company have been eliminated; unrealized losses are also eliminated unless the cost cannot be recovered. Separate disclosure is made of minority interest. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment by the minority shareholders to cover the losses.

Use of Estimates

      The preparation of financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reported period. Actual results could differ from these estimates.

Reclassifications

      Certain prior periods’ amounts have been reclassified to conform to the 2001 presentation.

Cash and Cash Equivalents

      Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statements and balance sheet the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Financial Instruments

      Financial instruments carried on the balance sheet include cash and cash equivalents, investments, accounts receivable, trade payables, long-term debt and financial derivatives. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Trade Receivables

      Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off when identified. If it is probable that the Company will not able to collect all amounts due according to contractual terms of receivables, an impairment loss is recognized. The impairment loss is measured as the difference between the carrying amount of receivables and the present value of expected future cash flows discounted at the imputed interest rate.

Inventories

      Inventories are stated at the lower of historical cost or net realizable value, generally determined on a first-in first-out (FIFO) basis. Where necessary, provision is made for obsolete, slow moving or defective inventory.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Impairment

      Where an indication of impairment of fixed assets, permits, goodwill, computer software costs and other intangible assets exists, the carrying value of an asset is assessed and written down immediately to its recoverable amount. Intangible assets not yet available for use are also reviewed for impairment on an annual basis.

Fixed Assets and Network Under Construction

      Fixed assets are stated at cost, plus related inflation through December 31, 1996. Network under construction represents the accumulation of costs associated with the construction of the telecommunications and data transmission networks and other tangible fixed assets. The Company includes in the construction cost of its networks all eligible borrowing costs (including interest costs and foreign exchange gains and losses) and administration and other overhead costs directly attributable to the acquisition or construction of assets. Costs relating to the network under construction are transferred to the related fixed asset account and depreciation begins when operations commence.

      The costs of repairs and maintenance are capitalized if they improve the related asset or extend its useful life.

      Depreciation expense is recorded utilizing the straight-line method over the estimated useful life of the assets. These lives are summarized as follows:

Term

Land	infinite
Buildings	40 years
Long term ground lease	99 years
Base stations (Uni-Net)	7 to 13 years
Transmission network	15 years
Switching system	10 years
Machinery and equipment	4 to 8 years
Office equipment	3 to 8 years
Office furniture	5 years
Vehicles	5 to 6 years

Licences

      Licences are stated at cost less accumulated amortization. If payment for the licence is deferred beyond normal credit terms, its cost is the net present value of the obligation. The present value of the obligation is calculated using the Company’s effective borrowing rates at the time the licence was granted. Any differences between the nominal price of the licence and its net present value are treated as interest costs. Interest costs are capitalized up until the time when the network in that licence territory becomes operational or are recognized as interest expense over the period of the obligation. Amortization of the licence also commences once the related network is operational and is recorded on a straight-line basis until the end of the grant period. The amortization period is 12 to 14 years.

Goodwill

      Goodwill represents the excess of the cost of an acquisition or the fair value of the shares received over the fair value of the Company’s share of the net assets of the acquired subsidiaries at the date of acquisition.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Goodwill resulting from the acquisition of subsidiaries is amortized over the period of the related licences using the straight-line method.

Computer Software Costs

      Costs that are directly associated with identifiable and unique software products controlled by the Company and which have probable economic benefits, exceeding the cost, beyond one year, are recognized as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

      Expenditure, which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

Investments

      At January 1, 2001 the Company adopted IAS 39 — Financial Instruments: Recognition and Measurement (“IAS 39”). The effects of adopting this standard are summarized in the consolidated statements of changes in shareholders’ equity / (deficit) and further information is disclosed in the notes to these consolidated financial statements.

      Upon adoption of IAS 39, the Company classified its investments into the following categories: trading, held-to-maturity and available-for sale, if applicable. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. During the year ended December 31, 2001, the Company did not hold any investments in this category. Investments with fixed maturities that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, unless they mature in less than twelve months from the balance sheet date. The Company has classified its restricted investments (principally government securities designated for application to fund interest payments on the Company’s long term debt) into this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These are included in non-current assets unless management has the express intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. During the year ended December 31, 2001 the Company did not hold any investments in this category. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

      All purchases and sales of investments are recognized on the trade date, which is the date the Company commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading investments are subsequently carried at fair value, while held-to-maturity investments are carried at amortized cost using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of trading investments are included in the statement of operations in the period in which they arise.

Long Term Debt

      Upon the adoption of IAS 39, the Company stated its long term debt at amortized cost using the effective yield method and the difference between that cost and the amount payable, net of discount and deferred financing costs, was recognized as the effect of adopting IAS 39 in the opening accumulated deficit. As a result of the defaults on the Notes described in Note 14, the debt of the Company is treated as short term and the effective interest method value of the debt equals its face value.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

      Prior to the adoption of IAS 39, the Company had carried its long-term debt at the amount payable, net of discount in the case of discount bonds. Discounts were amortized over the discount period using the effective yield method. Costs incurred in obtaining financing were deferred and amortized to financial expense over the term of the credit facility or the maturity of the outstanding notes.

      Long term debt is recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

Retirement Benefits

      The Company pays social security taxes on each employee to the Polish government. The Company has no other employee retirement plans.

Share Capital

      All shares outstanding issued by the Company are classified as equity. External costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.

Revenue

      Telecommunications and other revenue is stated net of discounts and value added tax.

(1)  Telecommunications Revenue

      Telecommunications revenue includes mainly installation fees, monthly charges and calling charges. The Company records revenue from installation fees, which are not in excess of selling costs, when the customer is connected to the network. Other telecommunication revenue comprises the provision of internet and ISDN services as well as the sale of telecommunications accessories; revenues for these transactions are recognized when the service is provided or when the goods are sold.

(2)  Other Revenue

      Other revenue includes revenue from specialized mobile radio service (public trunking), through the Company’s subsidiary Uni-Net. Service revenues are recorded when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

Interconnection Charges

      Interconnection with other telecommunication operators is required to complete calls that originate on but terminate outside of the Company’s network or originate outside the network and terminate within it, or are only transferred through the Company’s network. The Company pays interconnection charges based on agreements established with other telecommunication operators.

Foreign Exchange Gains and Losses

      Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translations of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement or capitalized as part of network under construction in accordance with the Company’s fixed assets capitalization

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

policy when the exchange differences arise from foreign currency borrowings used to finance self constructed assets.

Deferred Income Taxes

      Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. Valuation allowances are recorded for deferred tax assets when it is likely that tax benefits will not be realized.

4.     Financial Risk Management

Financial Risk Factors

      The Company’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company has been using derivative financial instruments such as cross-currency swap transactions to hedge certain exposures.

      Risk management has been carried out by a central treasury department under policies approved by the Company’s Management Board. The treasury department has been identifying, evaluating and hedging financial risks in close co-operation with the operating units. The Management Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

Foreign Exchange Risk

      The Company’s revenues and costs are predominately denominated in Polish Zloty, other than payments made under the construction contracts, which are linked to the U.S. Dollar and Euro. The Company raises long term debt on international financial markets and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. Dollar, Deutschmark and Euro. Through its wholly owned subsidiaries, the Company used cross-currency swap transactions to hedge its exposure to foreign currency risk in the local reporting currency. Those contracts have been designated as hedges of an exposure to changes in future cash flows arising from foreign exchange risk.

Interest Rate Risk

      The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company policy is to maintain approximately all of its borrowings in fixed rate instruments. Interest rates of virtually all categories of long term debt are fixed.

Credit Risk

      The Company has no significant concentrations of credit risk. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Liquidity Risk

      Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Accounting for Derivative Financial Instruments and Hedging Activities

      Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The resulting gains or losses on derivatives that are not part of a hedging relationship are recognized in the statement of operations. The method of recognizing the resulting gain or loss on derivatives that are part of a hedging relationship is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Company designates such derivative as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity, if applicable.

      Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

      Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

      When a hedging instrument designated as a cash flow hedge expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized, when the committed or forecasted transaction ultimately is recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

      The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

      The fair values of various derivative instruments used for hedging purposes are disclosed in Note 15. Movements on the hedging reserve in shareholders’ equity are also shown in Note 15.

Fair Value Estimation

      The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

      In assessing the fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

date. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

      The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The net book value and fair value of long term fixed rate debt at December 31, 2001 is PLN 3,396,869 and PLN 585,960, respectively. The fair value of the long term debt was determined using market quotes at the balance sheet date.

5.     Cash and Cash Equivalents

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
Cash at bank and in hand	304,421	486,946
Short term bank deposits	838,429	—

	1,142,850	486,946

      The short term bank deposits consist primarily of funds deposited with asset management institutions, which are invested in various government bonds and short term securities. These funds can be withdrawn upon demand of the Company. The weighted average effective interest rate on those deposits was 4.25% and 5.66% in the year ended December 31, 2001 and 2000, respectively. In December 2001 all such deposits were converted into cash held in bank accounts.

6.     Restricted Investments

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
Current portion
2000 Notes — Investment Account	102,615	47,500
1999 Dollar Notes — Investment Account	26,614	—
1999 Euro Notes — Investment Account	25,760	—

	154,989	47,500

Non-current portion
2000 Notes — Investment Account	50,541	—

	50,541	—

	205,530	47,500

      In June 1999, the Company deposited USD 24,770 and EUR 26,281 (PLN 205,698 at the exchange rate in effect on that date) in an “Investment Account” with the trustee for its 1999 Dollar Notes and 1999 Euro Notes. All amounts were invested in U.S. Treasury Notes and German Government Treasury Notes bearing fixed interest rates ranging from 3% to 8.75% and only might be used to satisfy the Company’s interest payments of the 1999 Dollar Notes and 1999 Euro Notes. The last payment from the “Investment Account” was made in June 2001.

      In June 2000, the Company deposited EUR 52,400 (PLN 219,902 at the exchange rate in effect on that date) in an “Investment Account” with the trustee for its 2000 Notes. All amounts are invested in German Government Treasury Notes bearing fixed interest rates ranging from 4.5% to 5.0% and only may be use to

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

satisfy the Company’s interest payments on the 2000 Notes. The German Government Treasury Notes expire in six month increments set to coincide with the interest payment dates established under the terms of the 2000 Notes. The effective interest used for calculation of the book value relating to this Investment Account is 3.87% per annum. As of December 31, 2001, three payments of EUR 13,750 have been made from this account.

7.     Fixed Assets and Network under Construction

Assets at Adjusted Cost

	December 31,				December 31,
	2000	Additions	Transfers	Disposals	2001

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Buildings	88,620	—	—	(675)	87,945
Land	612	13,893	—	—	14,505
Long term ground lease	5,400	—	—	—	5,400
Transmission network	1,011,273	—	302,328	(58)	1,313,543
Switching system	639,380	—	208,640	—	848,020
Base stations (Uni-Net)	12,289	—	159	—	12,448
Machinery and equipment	68,566	92,045	—	(2,447)	158,164
Office furniture and equipment	84,377	23,171	—	(936)	106,612
Vehicles	19,325	1,722	—	(1,527)	19,520

	1,929,842	130,831	511,127	(5,643)	2,566,157
Network under construction	673,614	268,060	(511,127)	(1,120)	429,427

	2,603,456	398,891	—	(6,763)	2,995,584

Accumulated Depreciation

	December 31,	Depreciation		December 31,
	2000	Expense	Disposals	2001

	(PLN)	(PLN)	(PLN)	(PLN)
Buildings	5,436	1,713	(33)	7,116
Land	—	—	—	—
Long term ground lease	167	91	—	258
Transmission network	95,082	75,006	(36)	170,052
Switching system	96,114	55,024	—	151,138
Base stations (Uni-Net)	10,156	1,779	—	11,935
Machinery and equipment	11,456	18,327	(1,958)	27,825
Office furniture and equipment	28,012	16,941	(907)	44,046
Vehicles	9,892	3,854	(1,088)	12,658

	256,315	172,735	(4,022)	425,028

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Impairment Charge

	December 31,	Impairment	December 31,
	2000	Charge	2001

	(PLN)	(PLN)	(PLN)
Transmission network (see Note 12)	—	97,024	97,024
Network under construction (see Note 12)	—	19,223	19,223

	—	116,247	116,247

Net Book Value

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
Buildings	83,184	80,829
Land	612	14,505
Lond term ground lease	5,233	5,142
Transmission network	916,191	1,046,467
Switching system	543,266	696,882
Base stations (Uni-Net)	2,133	513
Machinery and equipment	57,110	130,339
Office furniture and equipment	56,365	62,566
Vehicles	9,433	6,862

	1,673,527	2,044,105
Network under construction	673,614	410,204

	2,347,141	2,454,309

      Overhead costs directly attributable to the acquisition or construction of assets amounting to PLN 26,335, PLN 35,516 and PLN 30,109 and financial costs of PLN 127,868, PLN 27,135 and PLN 5,525 were capitalized to network under construction during the years ended December 31, 1999, 2000 and 2001, respectively. The capitalization rate used to determine the amount of financial costs that were eligible for capitalization was based upon the Company’s effective borrowing rates of 9.25%, 9.29% and 11.45% for the years ended December 31, 1999, 2000 and 2001, respectively.

8.     Licences

      Certain subsidiaries of the Company hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licences issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of law on January 1, 2001 upon the entrance into force of the NTA. Currently, each licence or permit holder is obligated to provide public telecommunications services through its network for local traffic and through interconnection with the international networks of Telekomunikacja Polska S.A. for international traffic. The domestic long distance traffic is carried through the network of Netia 1 or other telecommunication operators in areas where Netia 1 does not have its own network. The terms of interconnection in each area of our presence were negotiated separately subject to guidelines established by the Minister of Communications (“MOC”) prior to 2001 and by the telecommunications market regulator in Poland — the President of the Office for Regulation of Telecommunications (“ORT”).

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

      The NTA, which came into effect in January 2001, allows any operator to apply for a permit to render any telecommunication services within the whole territory of Poland. The cost of obtaining such a permit is EUR 2,500 (not in thousands). The Company’s subsidiaries have been engaged in a number of administrative and judicial proceedings for the redemption of outstanding licence fees and the return of fees already paid since January 1, 2001.

      According to the Minister of Infrastructure, who has taken over the outstanding responsibilities of the dissolved MOC, despite of the conversion of licences into permits as of January 1, 2001 and despite of the freedom of entry into the Polish telecommunications market for new operators, the Company’s subsidiaries are required to complete their licence fee payments over the next ten years.

      When the licences obtained by Netia Telekom Silesia S.A. (“Silesia”), Netia Telekom Telmedia S.A. (“Telmedia”), Netia Telekom Mazowsze S.A. (“Mazowsze”) and Netia 1 Sp. z o.o. (“Netia 1”) were issued, the MOC’s policy for the development of telecommunications market in Poland envisaged the issuance of no more than one local licence to an operator who would have the right to compete with Telekomunikacja Polska S.A. in such zone. An exception to this duopoly model was made in favor of the city of Warsaw, where licences were issued to two operators — among them Mazowsze. With respect to domestic long distance services, the MOC decided that three operators in addition to TP SA would hold licences for these services. Accordingly, licences for telecommunications services in Poland were issued for 15-year periods, and all business plans were planned under the assumption that such 15-year period would enable the operators to operate in a duopolous environment. Licence fees were established by the MOC and accepted by the Company in conjunction with the terms for which the licences were issued, under the same assumption.

      All operating subsidiaries of the Company have requested the President of the ORT to specify which of the conditions of their permits — including the areas covered by the permits — are equal to the conditions of their pre-existing licences. No decision has been received until the day these consolidated financial statements have been signed.

      The table below presents the movements of the assets recorded in relation to the value of licences obtained.

Gross book value

	December 31,	Effect of		December 31,
	2000	payment deferral	Additions	2001

	(PLN)	(PLN)	(PLN)	(PLN)
Local telecommunication licences/ permits	661,473	4,217	2,424	668,114
Datacom and internet licences/ permits	7,417	—	—	7,417
Domestic long distance licences/ permits	114,854	—	—	114,854

	783,744	4,217	2,424	790,385

      The Company’s subsidiaries received a deferral of their licence fee payments due in 2001 until June 30, 2002 from the Ministry of Infrastructure. On June 30, 2002 the subsidiaries will be obligated to pay a prolongation payment of PLN 9,287. As a result of the prolongation, the Company increased the amount of its intangible assets and the corresponding licence fee obligations by PLN 4,217 based on the present value of the changed future obligations. Additions to the value of the local telecommunication permits in the amount of PLN 2,424 consist of interest capitalized during the year ended December 31, 2001, before the related networks became operational.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Accumulated amortization

	December 31,	Amortization	December 31,
	2000	Expense	2001

	(PLN)	(PLN)	(PLN)
Local telecommunication licences/ permits	40,299	43,964	84,263
Datacom and internet licences/ permits	—	560	560
Domestic long distance licences/ permits	2,582	7,831	10,413

	42,881	52,355	95,236

Net Book Value

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
Local telecommunication licences/ permits	621,174	583,851
Datacom and internet licences/ permits	7,417	6,857
Domestic long distance licences/ permits	112,272	104,441

	740,863	695,149

Liabilities for licences fees

	Local Telecommunications	Domestic Long Distance
	licences/ permits	licences/ permits	Total

	(PLN)	(PLN)	(PLN)
Not later than 1 year	177,355	3,522	180,877
Later than 1 year and not later than 5 years	—	10,566	10,566
Later than 5 years	153,781	—	153,781

Nominal value of outstanding payments	331,136	14,088	345,224
Future interest charges on licence fee liabilities	(85,088)	(1,759)	(86,847)

Present value of licence fee liabilities, of which:	246,048	12,329	258,377

Short term licence fee liabilities	162,921	2,692	165,613
Long term licence fee liabilities	83,127	9,637	92,764

	246,048	12,329	258,377

Local Telecommunication Permits

      In March 1998, Silesia and Telmedia, subsidiaries of the Company, obtained five fixed-term licences for the installation and operation of local telecommunication networks on a non-exclusive basis in specified areas of Poland.

      In June 2000, Mazowsze obtained a licence for the provision of telecommunication services within the city of Warsaw. The licence, currently converted into a permit, is non-exclusive and valid for 15 years. The net present value of the licence was EUR 98,700 (PLN 415,281 at the exchange rate at the date of December 31, 2001). Total additions to the value of the permit of PLN 428,057 also include PLN 12,144 of interest capitalized before the related network became operational. A portion of the licence fee liability amounting to EUR 57,950 (PLN 225,275 at the exchange rate at the date of the payment) was paid during

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

2000. As in the case of Silesia and Telmedia, Mazowsze is still obligated to make licence fee payments in accordance with its original terms, despite its conversion into a permit as of January 1, 2001.

Domestic Long Distance Permits

      In May 2000, Netia 1, an 82% owned subsidiary of the Company, was granted a domestic long distance licence. The licence, currently converted into a permit, covers the entire territory of Poland and enables Netia 1 to provide inter-city telecommunication services. The net present value of the licence was EUR 28,574 (PLN 114,249 at the exchange rate at the date of December 31, 2001). Total additions to the value of permits of PLN 114,854 also include PLN 605 of interest capitalized before the related network became operational. A portion of the licence fee liability amounting to EUR 22,997 (PLN 93,999 at the exchange rate at the date of the payment) was paid by May 25, 2000. A portion of the licence fee liability amounting to EUR 1,000 (PLN 3,998 at the exchange rate at the date of the payment) was paid on January 31, 2001.

Datacom and Internet Licences

      In April 1999, Netia Network S.A., a wholly owned subsidiary of the Company, obtained a data communications licence covering the entire territory of Poland. The cost of the licence was EUR 872 (PLN 3,767 at the exchange rate on the date of the grant) and was paid for during the year. Additionally, costs directly attributable to preparing the licences for its intended use of PLN 3,650 were capitalized to the value of licence during the year ended December 31, 2000.

      In July 1999, Netia Telekom S.A. (“Netia Telekom”) obtained an internet provider licence for a nominal fee, covering the entire territory of Poland.

      When the NTA became effective the licence of Netia Network and Netia Telekom expired, as under the NTA data transmission and internet access provisioning do not require licences or permits.

Licence Requirements

      Prior to January 1, 2001, the Company was required by the terms of its licences to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At December 31, 2001 and for almost all prior periods the Company did not meet these milestones for all of its licences. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against the Company as a result of the Company’s failure to meet these milestones, including seeking revocation of the licences (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken. On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company’s telephone licences were converted into permits. The confirmation of the terms of these permits has to be made in the course an administrative process before the President of the ORT. However, as at December 31, 2001 no decision in this respect has yet been issued. While there is some uncertainty about this administrative process and the relevance of the provisions of the existing licences and the former regulatory scheme during this period, Management of the Company believes that the milestone requirements contained in its licences expired on January 1, 2001 with the effectiveness of the NTA. Management of the Company also believes that the terms of the permits to be confirmed by the ORT may not incorporate the build-out milestones. However, there is no assurance that the new permits will not incorporate build-out milestones or contain other requirements that would be burdensome on the Company and that the regulatory authorities will not take action against the Company based on its failure to meet the original milestones in its pre-existing licences. Management of the Company does not believe that this matter will have a material adverse effect on the Company’s financial condition and operations.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

9.     Goodwill

	December 31,		Amortization		December 31,
	2000	Increases	expense	Impairment	2001

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Goodwill	285,525	5,906	—	(291,431)	—
Less accumulated amortization	(53,214)	—	(17,938)	71,152	—

	232,311	5,906	(17,938)	(220,279)	—

      During 1999 goodwill was recorded primarily as a result of a non-cash transaction pursuant to which Telia exchanged its shares in Netia Telekom and Netia South Sp. z o.o. (“Netia South”) for 3,727,340 shares (not in thousands) of the Company’s shares. The fair value of the shares received for this transaction was PLN 241,907. The Company recorded this amount as goodwill and has amortized it over a period of thirteen years, which was the unutilized period of the related telecommunication licences.

      For details of impairment see Note 12.

10.     Deferred Financing Costs

		Effect of
	December 31,	implementation of	December 31,
	2000	IAS 39	2001

	(PLN)	(PLN)	(PLN)
Bank charges, underwriting costs and commissions	114,898	(114,898)	—
Legal and professional costs	33,416	(33,416)	—

	148,314	(148,314)	—
Accumulated amortization	(40,669)	40,669	—

	107,645	(107,645)	—

      In connection with the issuance of the 2000 Notes in June 2000, the Company incurred PLN 21,772 of underwriting and PLN 11,742 of legal and professional costs. These costs have been included in the deferred financing costs and are being amortized over a period of 10 years (which is equal to the maturity of the 2000 Notes).

      In connection with the issuance of 1999 Notes in June 1999, the Company incurred PLN 22,331 of underwriting and PLN 11,675 of legal and professional costs. These costs have been included in the deferred financing costs and are being amortized over a period of 10 years (which is equal to the maturity of both tranches of the 1999 Notes).

      As an effect of the adoption of IAS 39 as of January 1, 2001 the Company has included the deferred financing costs in the value of the long term debt.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

11.     Computer software costs

	December 31,			Amortization	December 31,
	2000	Increases	Transfers	Expense	2001

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Assets at adjusted cost
Gross book value	40,928	20,047	35,372	—	96,347
Capital work in progression	35,372	12,163	(35,372)	—	12,163

	76,300	32,210	—	—	108,510
Accumulated amortization	(15,029)	—	—	(10,537)	(25,566)

Net book value	61,271	32,210	—	(10,537)	82,944

12.     Impairment of assets

      During the year ended December 31, 2001, the Company has recorded a charge for the impairment of assets included in the telecommunications segment to reflect a decrease of their recoverable amount by PLN 116,247. Included in this amount is PLN 97,024 related to 70,200 (not in thousands) telephone lines, which were built in areas subsequently considered as unprofitable and additional network construction in progress of PLN 19,223, completion of which was also considered unprofitable. On the basis of management estimates, the recoverable amount being the net selling price of these assets was determined to be zero. As a result of this impairment charge, the carrying value of these specific assets is nil.

      As a result of the Management’s belief that there was no longer a future economic benefit that can be associated with goodwill and an impairment test performed for the telecommunications segment, the Company has written off the goodwill. The value in use of the goodwill was determined to be equal to zero. The net book value of goodwill written off was PLN 220,279. The discount rate applied to expected future cash flows in connection with this impairment test was 13.75% per annum.

13.     Accruals and other

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
Accrued interest on Senior Notes	27,156	93,051
Construction costs	25,512	32,879
Government payables	6,035	10,539
Interconnection charges	6,025	5,040
Unutilized holiday	4,157	5,701
Employees bonuses	2,609	3,000
Other	7,551	13,351

	79,045	163,561

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

14.     Long Term Debt

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
10 1/4% Senior Notes due 2007 (“1997 Dollar Notes”)	828,640	797,260
11 1/4% Senior Dollar Discount Notes due 2007 (“1997 Dollar Discount Notes”)	734,390	771,549
11% Senior DM Discount Notes due 2007 (“1997 DM Discount Notes”)	374,381	372,860
13 1/8% Senior Notes due 2009 (“1999 Dollar Notes”)	414,320	398,630
13 1/2% Senior Notes due 2009 (“1999 Euro Notes”)	385,440	352,190
13 1/4% Senior Notes due 2010 (“2000 Notes”)	770,880	704,380
Other	1,574	—

	3,509,625	3,396,869

      Interest rates of virtually all categories of long term debt outstanding both as at December 31, 2000 and December 31, 2001 are fixed.

      The information presented as of December 31, 2000 in the table above represent nominal liabilities, whereas the information for December 31, 2001 is presented in accordance with IAS 39. The amortized cost of the outstanding debt as at December 31, 2001 is PLN 3,284,822, however due to the defaults described below, the difference between the amortized cost and the nominal value of the debt of PLN 112,047 was charged to the statement of operations. Furthermore, due to the default on Notes the outstanding debt has been reclassified to current liabilities.

Long Term Debt Repayment Schedule

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
Due in 2002	1,574	3,396,869
Due in 2003	—	—
Due in 2004	—	—
Due in 2005	—	—
Due in 2006 and thereafter	3,508,051	—

	3,509,625	3,396,869

      The weighted average effective interest rates at the balance sheet date were as follows:

	December 31,	December 31,
	2000	2001

1997 Dollar Notes	10.250%	10.250%
1997 Dollar Discount Notes	11.492%	11.250%
1997 DM Discount Notes	11.232%	11.000%
1999 Dollar Notes	13.125%	13.125%
1999 Euro Notes	13.500%	13.500%
2000 Notes	13.750%	13.750%
Other	8.370%	—

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

The 1997 Notes

      In November 1997, Netia Holdings B.V., a 100% owned subsidiary of the Company, issued and sold USD 200,000 aggregate principal amount of the 1997 Dollar Notes, USD 193,550 aggregate principal amount at maturity of the 1997 Dollar Discount Notes and DM 207,062 aggregate principal amount at maturity of the 1997 DM Discount Notes (collectively referred to as the “1997 Notes”). The 1997 Notes are fully and unconditionally guaranteed by, and only by, the Company. The 1997 Notes mature on November 1, 2007. The 1997 Notes will be redeemable at the Company’s option after November 1, 2002 in whole or in part at premiums not exceeding 105.625% of their principal amount.

      The 1997 Dollar Discount Notes and the 1997 DM Discount Notes were issued at a discount to reflect interest for the first four years in the amounts of USD 68,546 (PLN 239,156 at the exchange rate in effect on that date) and DM 72,062 (PLN 145,781 at the exchange rate in effect on that date), respectively. On January 1, 2001 IAS 39 was adopted. In effect of this adoption the discounts are amortized using the effective interest method. Interest expense for the 1997 DM Discount Notes during the years ended December 31, 1999, 2000 and 2001 was DM 17,751 (PLN 38,464 at the exchange rate in effect on that date), DM 18,827 (PLN 38,527 at the exchange rate in effect on that date) and DM 22,540 (PLN 41,961), respectively, and interest expense for the 1997 Dollar Discount Notes during the years ended December 31, 1999, 2000 and 2001 was USD 16,878 (PLN 67,667 at the exchange rate in effect on that date), USD 17,924 (PLN 78,119 at the exchange rate in effect on that date) and USD 21,098 (PLN 86,171), respectively. After the initial four year period was completed, interest is being accrued and payable in full each six months over the remaining term of these notes.

The 1999 Notes

      On June 3, 1999 Netia Holdings II B.V., a wholly owned subsidiary of the Company, issued EUR 100,000 aggregate principal amount of the 1999 Euro Notes and USD 100,000 aggregate principal amount of the 1999 Dollar Notes (collectively referred to as the “1999 Notes”). The 1999 Notes are fully and unconditionally guaranteed by, and only by, the Company. The 1999 Notes mature on June 15, 2009. After June 15, 2004 the Company may at its option purchase a part or all of the 1999 Notes for a price ranging from 100.00% to 106.75% of the respective notes face value. The 1999 Euro Notes and the 1999 Dollar Notes bear interest of 13.5% and 13.125% per annum, respectively. Interest is payable in six-month installments with payments starting on December 15, 1999. Interest expense for the 1999 Euro Notes during the years ended December 31, 1999, 2000 and 2001 was EUR 7,312 (PLN 31,127 at the exchange rate in effect on that date), EUR 13,500 (PLN 53,908 at the exchange rate in effect on that date) and EUR 13,667 (PLN 49,971), respectively, and interest expense for the 1999 Dollar Notes during the years ended December 31, 1999, 2000 and 2001 was USD 7,109 (PLN 29,052 at the exchange rate in effect on that date), USD 13,125 (PLN 57,254 at the exchange rate in effect on that date) and USD 13,302 (PLN 54,444), respectively.

The 2000 Notes

      On June 2, 2000, Netia Holdings II B.V. issued EUR 200,000 aggregate principal amount of the 2000 Notes. The 2000 Notes are fully and unconditionally guaranteed by, and only by, the Company. The 2000 Notes mature on June 15, 2010. After June 15, 2005 the Company may at its option, purchase a part or all of the notes for a price ranging from 100.00% to 106.875% of the notes face value. The 2000 Notes bear interest at 13.750% per annum. Interest is payable in six-month installments beginning on December 15, 2000. Interest expense during the years ended December 31, 2000 and 2001 was EUR 14,896 (PLN 58,926 at the exchange rate in effect on that date) and EUR 27,896 (PLN 101,997), respectively. In accordance with the terms and conditions of the issue, the first four interest payments have been pre-funded by investment of

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

EUR 52.4 million (PLN 219,902 at the exchange rate at the date of the transaction) in highly rated foreign government securities deposited in an investment account with the trustee for the issue.

Covenants Contained in the 1997 Notes, the 1999 Notes and the 2000 Notes

      The indentures governing the 1997 Notes, the 1999 Notes and the 2000 Notes contain covenants, which, among other things, restrict the Company from incurring certain additional indebtedness and entering into certain capital transactions.

Default on Notes

      Netia Holdings II B.V. failed to make the December 15, 2001 interest payments on the 1999 Dollar Notes and the 1999 Euro Notes. The unpaid interest payments for the 1999 Dollar Notes and 1999 Euro Notes were USD 6,562 and EUR 6,750, respectively. Under the indentures governing these notes, a default in payment of interest becomes an event of default after the expiration of a 30 day grace period. This grace period expired on January 14, 2002, and an event of default occurred with respect to the 1999 Dollar Notes and 1999 Euro Notes. In addition, the events of default under the 1999 Dollar Notes and 1999 Euro Notes triggered an event of default under the cross-default provisions of the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes and 2000 Notes. If an event of default (other than an event of default arising from an event of bankruptcy, insolvency or reorganization with respect to the respective issuer, the Company or certain material subsidiaries) has occurred and is continuing, the trustee or the holders of 25% or more in aggregate principal amount of each series of notes in default may declare the principal of premium, if any, and accrued interest on such notes immediately due and payable. As of the date these consolidated financial statements were signed, the Company is not aware of either issuer of the notes or itself having received any such written notification of acceleration.

      As a result of the occurrence of the events of default and the possibility that the notes could be accelerated, the liabilities relating to the notes have been reclassified as current liabilities in the financial statements. Due to such reclassification, the notes are recorded at their face values as at December 31, 2001.

      The Company is currently in discussions with the holders of more than a majority of the aggregate principal amount of its notes regarding a consensual restructuring of the notes.

Cross-currency Swaps

      On July 31, 2000, Netia Telekom and Netia South, two wholly owned subsidiaries of the Company, entered into a cross-currency swap transaction with Chase Manhattan Bank (currently JPMorgan Chase Bank). Under the terms of the transaction, the two subsidiaries were to swap interest coupon payments on USD 200,000 aggregate amount of 10.25% 1997 Dollar Notes for coupon payments on PLN 430,000 aggregate principal amount of 12.74% notes and PLN 430,900 aggregate principal amount of 12.775% notes. The coupons will be swapped during the period commencing on May 1, 2001 and terminating on November 1, 2005.

      On August 14, 2001, Netia Telekom, Netia South and Netia Holdings III B.V., a wholly owned subsidiary of the Company, entered into a Swap Novation Agreement with Chase Manhattan Bank. On the basis of this agreement, Netia Holdings III B.V. became a party to the transaction described above, replacing Netia Telekom and Netia South. Netia Holdings III B.V. entered afterwards into a back-to-back swap transaction with Netia Telekom and Netia South on terms equal to the transaction described above.

      On January 18, 2001, Netia Holdings III B.V. entered into a cross-currency swap transaction with Chase Manhattan Bank (currently JPMorgan Chase Bank). Under the terms of the transaction, Netia Holdings III B.V. swapped the fixed rate interest coupon payments on USD 100,000 aggregate amount of

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

1999 Senior Dollar Notes, for fixed rate interest coupon payments on PLN 413,500 aggregate principal amount of 16.76% notes, and swapped the fixed rate interest coupon payments on EUR 100,000 aggregate amount of 1999 Senior Euro Notes, for fixed rate interest coupon payments on PLN 389,500 aggregate principal amount of 17.50% notes. The coupons were to be swapped during the period commencing December 15, 2001 and terminating June 15, 2007.

      On March 30, 2001, Netia Telekom entered into a cross-currency swap transaction with Merrill Lynch Capital Services, Inc. (“Merrill Lynch”). Under the terms of the transaction, Netia Telekom swapped the fixed rate interest coupon payments on USD 193,550 aggregate amount 1997 Senior Discount Notes for fixed rate interest coupon payments on PLN 795,974 aggregate principal amount of 13.81% notes, and swapped the fixed rate interest coupon payments on DM 207,062 aggregate amount of 1997 Senior DM Discount Notes for fixed rate interest coupon payments on PLN 389,069 aggregate principal amount of 13.81% notes. The coupons were to be swapped during the period commencing May 1, 2002 and terminating November 1, 2005. Liabilities of Netia Telekom to Merrill Lynch connected with this transaction are guaranteed by Netia Holdings S.A.

      On December 14, 2001, Netia Telekom cancelled the swap transactions entered into with Merrill Lynch. Conditions of the cancelling included the forfeiture of the deposit account of USD 2,630 (PLN 10,492 at the exchange rate in effect on December 17, 2001) to Merrill Lynch and a payment of USD 3,000 (PLN 11,968 at the exchange rate in effect on December 17, 2001) on the day of cancelling plus twelve installments of USD 710 (PLN 2,830 at the exchange rate in effect on December 31, 2001) payable in arrears starting from either July 1, 2002 or the date on which a new financing is secured by the Company.

      Since the Company did not make its coupon interest payments due on December 15, 2001, it also did not make a related payment of PLN 70,640 due on December 17, 2001 pursuant to its cross-currency swap agreement with JPMorgan Chase Bank. As an effect, on December 21, 2001, an event of default occurred under the cross-currency swap agreement between Netia Holdings III B.V. and JPMorgan Chase Bank.

      On January 11, 2002, Netia Holdings III B.V. cancelled all swap transactions entered into with JPMorgan Chase Bank. Conditions of cancelling included a payment of USD 7,185 (PLN 29,279 at the exchange rate in effect on January 11, 2002 or PLN 28,642 at the exchange rate in effect on December 31, 2001) being 15% of the mark-to-market value on that day. The remaining portion of the Company’s liability toward JPMorgan Chase Bank is to be settled on terms comparable to terms which may be agreed with the holders of the Notes issued by the Company provided that an agreement with the bondholders is reached on or before March 20, 2002 or such settlement is made on or before March 21, 2002. Back-to-back swaps between Netia Holdings III B.V., Netia Telekom and Netia south were cancelled on terms equal to terms of cancellation agreed with JPMorgan Chase. Effects of the cancellation were fully recognized in the statement of operations for the year ended December 31, 2001.

      As part of its discussions with its bondholders, the Company is in the process of negotiating agreements with JPMorgan Chase Bank and Merrill Lynch.

      See Note 15 of the consolidated financial statements for details on swap transactions related liabilities.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

15.     Financial Instruments

      The Company adopted IAS 39 at January 1, 2001. The impact on shareholders’ equity and on various balance sheet captions at January 1, 2001 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 are not restated.

	Hedging	Accumulated
	reserves	deficit	Total

	(PLN)	(PLN)	(PLN)
Long term debt remeasured to amortized cost	—	25,558	25,558
Derivatives remeasured to fair value
Cash flow hedges	(25,424)	(4,151)	(29,575)
Reversal of an accrual for interest recorded
As at December 31, 2000	—	4,151	4,151

Total, net of deferred income taxes at December 31, 2000	(25,424)	25,558	134

      In accordance with the transitional requirements of IAS 39, the Company recorded a net loss of PLN 29,575 in hedging reserve (equity) to recognize at fair value all derivatives designated as cash flow hedging instruments. PLN 4,151 of this amount has been transferred to accumulated deficit. The transfer has been offset by a reversal of an accrual for interest recorded by the Company as at December 31, 2000 prior to the implementation of IAS 39.

Shareholders’ Equity — Hedging Reserve

      In the year ended December 31, 2000, the Company did not recognize in its financial statements the change in fair values of derivative financial instruments. On the adoption of IAS 39 at January 1, 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values. The fair values at that date were recorded in a separate category of equity — hedging reserve as shown below. Hedge transactions entered into during the year ended December 31, 2001 were also designated as cash flow hedges and their fair values were recorded in hedging reserve in accordance with IAS 39.

Cross-currency Swap Transactions

	JPMorgan	Chase Bank	Merrill Lynch

	July	January	March
	2000	2001	2001	Total

	(PLN)	(PLN)	(PLN)	(PLN)
Movements of hedge related liability
Date of transaction
Net liability as at December 31, 2000	4,151	—	—	4,151
Application of IAS 39	25,424	—	—	25,424

Net liability as at January 1, 2001	29,575	—	—	29,575
Loss on mark-to-market value	70,170	109,631	69,412	249,213
Additional coupon payments	(28,588)	—	—	(28,588)
Loss/(Gain) on cancellation	3,997	6,159	(12,989)	(2,833)
Payments on cancellation	—	—	(22,460)	(22,460)

Net liability as at December 31, 2001	75,154	115,790	33,963	224,907

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

(PLN)
Movements of hedging reserves
Balance as at January 1, 2001	25,424
Loss on mark-to-market value	249,213
Reclassification to statement of operations	(47,903)
Charge to statement of operations relating to the cancellation of swaps	(226,734)

Balance as at December 31, 2001	—

16.     Corporate Income Tax

		Year ended
	December 31,	December 31,	December 31,
	1999	2000	2001

	(PLN)	(PLN)	(PLN)
Provision for income taxes:
Current	(1,328)	(2,514)	(5,424)
Deferred	10,974	—	—

Income tax (charge)/benefit	9,646	(2,514)	(5,424)

		Year ended
	December 31,	December 31,	December 31,
	1999	2000	2001

	(PLN)	(PLN)	(PLN)
Tax benefit at Polish Statutory tax rate	136,853	106,665	320,769
Increase/(decreased) in tax benefits
Tax loss carry forward not expected to be utilized	(48,037)	(76,433)	(58,185)
Non taxable/(deductible) items	(86,518)	(41,348)	(268,008)
Effect of enacted future rate changes on deferred taxation	7,348	8,602	—

Effective tax (charge)/benefit	9,646	(2,514)	(5,424)

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

      The deferred tax assets/(liabilities) are composed of the following:

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
Deferred tax asset
Interest and foreign exchange differences	51,563	—
Accruals	13,368	62,974
Depreciation and amortization	4,236	15,442
Tax loss carry forwards	205,469	294,740

	274,636	373,156

Deferred tax liability
Interest and foreign exchange differences	—	(47,878)
Prepayments	(3,332)	(3,768)

	(3,332)	(51,646)

Net deferred tax asset	271,304	321,510
Valuation allowance	(271,304)	(321,510)

Net deferred tax asset/(liability)	—	—

      The valuation allowance relates to deferred tax assets, which are expected to expire before they are available for uses.

      The corporate income tax rate in Poland for 1999, 2000 and 2001 was 30%, 28% and 28%, respectively.

      The Polish tax system has restrictive provisions for grouping of tax losses for multiple legal entities under common control, such as those of the Company. Thus, each of the Company’s subsidiaries may only utilize its own tax losses to offset taxable income in subsequent years. Until 1999, utilization of tax losses was limited to one-third of the tax loss in each of the three subsequent years. Losses not used cannot be carried forward to subsequent years. Losses are not indexed to inflation. Deferred tax assets related to these losses have been reserved for. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum.

      The net non-deductible items of PLN 86,518, PLN 41,348 and PLN 268,008 for the years ended December 31, 1999, 2000 and 2001, respectively, primarily relate to unrealized foreign exchange gains and losses, accrued interest and impairment provisions.

      In 2001, the Company and six of its subsidiaries have been subject to an audit by the tax authorities in respect of the corporate income tax, value added tax and personal income tax relating to selected periods in 1999 and 2000. In effect of those audits, total additional tax and penalties paid amounted to PLN 2,228. There is no procedure for final agreement of tax assessments in Poland. The tax and fiscal authorities may examine the accounting records up to five years after the end of the year to which they relate. Consequently, the Company may be subject to additional tax liabilities, which might arise as a result of additional tax audits. However, management is not aware of any significant unaccrued potential tax liabilities, which might arise in these circumstances.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

      As at December 31, 2001, based on returns filed or expected returns, the Company and its subsidiaries have available the following income tax loss carry forwards for income tax reporting purposes (in nominal amounts):

Available for use in:	2002	2003	2004	2005	2006	Total

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Netia Holdings S.A.	71,757	71,757	71,757	61,433	49,211	325,915

Available for use in:	2002	2003	2004	2005	2006	Total

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Subsidiaries	263,026	263,026	263,026	175,250	88,542	1,052,870

17.     Shareholders’ Equity

     Shareholders’ Rights (not in thousands)

      The Company’s capital stock consists of 31,418,172 ordinary shares and of 1,000 of non-ordinary shares “A1.” Each ordinary share has one vote at shareholders’ meetings and the holder of 1,000 class “A1” shares has the right to nominate one member of the Supervisory Board. The Management Board is elected on the basis of a majority of votes of the Supervisory Board.

     Share Capital, Share Premium and Treasury Shares

	Number of
	shares
	authorized
	and issued
	(not in	Share	Share	Treasury
	thousands)	capital	premium	shares	Total

		(PLN)	(PLN)	(PLN)	(PLN)
At December 31, 1999	26,494,172	173,735	1,275,840	(1,401)	1,448,174
Issue of shares, net of related costs
Warsaw Stock Exchange (i)	3,375,000	20,250	328,519	—	348,769
NASDAQ Secondary Offering (ii)	1,125,000	6,750	109,506	—	116,256
Stock Options (iii)	425,000	2,550	—	(2,550)	—
Employee stock subscriptions and stock option exercises	—	—	—	340	340

At December 31, 2000	31,419,172	203,285	1,713,865	(3,611)	1,913,539
At December 31, 2001	31,419,172	203,285	1,713,865	(3,611)	1,913,539

Issuance of Shares

(i)	In June 2000, the Company issued 1,125,000 ordinary shares (not in thousands) to the public in Poland in a registered public offering on the Warsaw Stock Exchange. 1,075,000 ordinary shares (not in thousands) were issued at PLN 110 per share and 50,000 ordinary shares (not in thousands) were sold to employees at a 30% discount, i.e. PLN 77 per share. Along with this offering, the Company issued 2,250,000 ordinary shares (not in thousands) at PLN 107.25 per share, which were purchased by Telia during this offering.

(ii)	In June 2000, the Company issued 1,125,000 ADSs (not in thousands) each evidencing one ordinary share at USD 25 per ADS in a registered public offering.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

(iii)	In June 2000, the Company issued 425,000 treasury shares (not in thousands) at PLN 6 per share for the Netia Performance Stock Option Plan. This issuance was taken by CDM PeKaO S.A. (“Pekao”) as depositary. The Company also transferred 233,488 existing treasury shares (not in thousands) to Pekao to satisfy obligations under employee option schemes.

Telia Purchase

      In addition to the transactions described above, on July 4, 2000, Telia purchased 4,900,000 of the Company’s ordinary shares (not in thousands) from four existing significant shareholders of the Company for USD 35 per share.

      Major shareholders of the Company’s common shares are as follows:

	December 31, 2000		December 31, 2001

		% of share		% of share
	No. of shares	capital	No. of shares	capital

Telia	14,951,355	47.59	14,901,355	47.43
The Bank of New York(*)	7,604,224	24.20	2,242,894	7.14
Warburg Pincus	2,923,685	9.31	2,923,685	9.31
Shares held by public and other shareholders	5,939,908	18.90	11,351,238	36.12

	31,419,172	100.00	31,419,172	100.00

(*)	The Bank of New York is the depositary for ordinary shares that are traded on NASDAQ in the form of ADSs.

Stock Options (number of shares not in thousands)

      Movements in the number of share options outstanding are as follows:

	December 31,	December 31,
	2000	2001

Options
At beginning of year	302,416	800,573
Granted	532,775	335,832
Exercised	(10,414)	—
Forfeited/ expired	(24,204)	(66,713)

At end of year	800,573	1,069,692

      During the year ended December 31, 2001, the Company granted 335,832 options to purchase ordinary shares of the Company at exercise prices ranging from USD 12.875 to USD 28.3896 per share, under the Netia Performance Stock Option Plan (the “Plan”). No options were exercised during the year ended December 31, 2001. 66,713 options expired during the year ended December 31, 2001. The total number of granted options as at December 31, 2001 was 1,069,692. The vesting period for the options ranges from the date of grant to two years from the date of grant. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company’s shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company’s shares established in accordance with the Plan and the strike price is multiplied by the number of the exercised options and later divided by the trading price of the

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Company’s shares. As of December 31, 2001 and December 31, 2000 the total number of vested options was 743,860 and 438,094 respectively.

      Share options outstanding at the end of the year have the following terms:

		December 31,	December 31,
Expiry date	Exercise price	2000	2001

2001	15.75-22.00	66,713	—
2002	12.38-27.60	179,180	179,180
2003	15.75-27.72	397,680	487,680
2004	12.87-28.39	157,000	365,332
2005	19.25	—	37,500

		800,573	1,069,692

18.     Minority Interest

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
At beginning of the year	998	82,310
Contributions from Minority Interest	77,331	—
Acquisition of shares of Netia 1	—	(54,894)
Share of net profit/(loss) of subsidiaries	3,981	(1,809)

At end of the year	82,310	25,607

      In April 2000, Netia 1 called for a capital increase. All shareholders have contributed PLN 124,740 of which PLN 77,331 was contributed by shareholders other than the Company or its subsidiaries.

      Following the January 1, 2001 introduction of the NTA, which lifted the foreign ownership restrictions on telecommunications operators in Poland, the Company announced that it would acquire the interest of the other participants in Netia 1 consortium for cash or its shares in accordance with provisions of the consortium agreement, after which the Company will own 100% of Netia 1. In January 2001, pursuant to pre-existing contractual obligations, the Company paid USD 14,447 (PLN 59,193) for 548,944 shares of Netia 1, which constituted 44% of its share capital, of which PLN 4,299 was recognized as goodwill arising on the transaction. After having executed this transaction the Company owns 82% of Netia 1. The Company has not repurchased the remaining 18% by December 31, 2001. According to the existing agreements, the maximum price payable for this portion can amount to either USD 5,733 (PLN 22,853 at the exchange rate in effect on December 31, 2001) or 357,523 (not in thousands) shares of the Company.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

19.     Significant Subsidiaries of the Company

      The consolidated financial statements include the accounts of the Company’s directly or indirectly held subsidiaries:

	Ownership Percentage

	December 31,	December 31,	December 31,
	1999	2000	2001

Subsidiary
Subsidiaries held directly:
Netia Telekom S.A.	100	100	100
Netia South Sp. z o.o.	100	100	100
Netia 1 Sp. z o.o.	38	38	82
Uni-Net Sp. z o.o.	58	58	58
Netia Holdings B.V. (the Netherlands)	100	100	100
Netia Holdings II B.V. (the Netherlands)	100	100	100
Netia Holdings III B.V. (the Netherlands)	—	—	100
Subsidiaries held indirectly:
Netia Telekom Swidnik S.A.	97	97	97
Netia Telekom Lublin S.A.	92	92	92
Netia Telekom Ostrowiec S.A.	99	99	100
Netia Telekom Mazowsze S.A.	100	100	100
Netia Telekom Warszawa S.A.	100	100	100
Netia Telekom Modlin S.A.	93	93	93
Netia Telekom Kalisz S.A.	97	97	97
Netia Telekom Torun S.A.	96	96	96
Netia Telekom Wloclawek S.A.	100	100	100
Netia Telekom Pila Sp. z o.o.	99	99	99
Netia Network S.A.	49	49	100
Optimus Inwest S.A.	100	100	100
Netia Telekom Telmedia S.A.	100	100	100
Netia Telekom Silesia S.A.	98	98	98
Internetia Telekom Sp. z o.o. (held directly until May 2000)	100	100	100
Top-Net Sp. z o.o. (owned by Internetia Telekom Sp. z o.o. until October 2001)	100	100	100
Netia Holdings Incentive Share Company Limited (Jersey)	100	100	100

      All subsidiaries are incorporated in Poland unless noted.

      During the year 2001, the Company purchased from minority shareholders shares in Netia Telekom Ostrowiec S.A. and Netia Network S.A., increasing its ownership to 100% in both subsidiaries.

      For changes of ownership structure of Netia 1 in the year ended December 31, 2001, see Note 18.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

20.     Other Operating Expenses

	Year ended

	December 31,	December 31,	December 31,
	1999	2000	2001

	(PLN)	(PLN)	(PLN)
Legal and financial services	18,018	45,945	59,162
Cost of rented lines	4,115	30,756	48,087
Sales and marketing expenses	23,338	29,754	18,524
Allowance for debtors subject to court settlements	—	—	16,974
Bad debt expense	12,858	13,016	16,485
Office and car maintenance	10,889	10,474	14,206
Information technology services	2,237	6,281	11,229
Mailing services	885	3,625	5,694
Travel and accommodation	5,499	7,385	5,008
Other operating costs	32,304	20,637	27,240

	110,143	167,873	222,609

      The average number of persons employed by the Company was 1,059, 1,418 and 1,576, during the years ended December 31, 1999, 2000 and 2001, respectively.

21.     Financial Expense, Net

	Year ended

	December 31,	December 31,	December 31,
	1999	2000	2001

	(PLN)	(PLN)	(PLN)
Interest income	52,051	80,784	36,025
Foreign exchange gains	145,560	193,305	224,103
Interest expense	(209,883)	(380,928)	(421,874)
Foreign exchange losses	(273,499)	(74,965)	(68,273)
Amortization of deferred financing costs	(6,803)	(12,932)	—
Write off of loan origination fees	—	(3,945)	—

	(292,574)	(198,681)	(230,019)

22.     Loss Per Share

      Loss per share has been calculated based on the net loss for each period divided by the weighted average number of shares in issue during the year.

	Year ended

	December 31,	December 31,	December 31,
	1999	2000	2001

Net loss	(362,046)	(418,931)	(1,149,217)
Weighted average number of shares in issue (not in thousands)	18,633,297	28,728,709	30,817,291
Basic loss per share (not in thousands)	(22.48)	(12.60)	(37.29)

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

      No diluted losses per share were computed in the years ended December 31, 1999, 2000 and 2001 as the effect of the Netia Performance Stock Option Plan and options granted to Galopus Co. Ltd. (“Galopus”) and Telia were anti-dilutive during these periods, if applicable.

      Weighted average number of shares in issue (not in thousands) excludes 233,488, 443,263 and 601,881 treasury shares as at December 31, 1999, 2000 and 2001, respectively.

23.     Segmental Reporting

      The following tables contain segment information for the Company’s telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).

	Year ended

	December 31,	December 31,	December 31,
	1999	2000	2001

	(PLN)	(PLN)	(PLN)
Revenue
Telecommunications	217,711	395,225	512,163
Other businesses	31,386	47,522	26,688

	249,097	442,747	538,851
Operating Expenses
Telecommunications	(356,668)	(555,966)	(1,042,697)
Other businesses	(26,971)	(43,312)	(25,053)

	(383,639)	(599,278)	(1,067,750)
(Loss) / income from operations
Telecommunications	(138,957)	(160,741)	(530,534)
Other businesses	4,415	4,210	1,635

	(134,542)	(156,531)	(528,899)
Net (loss) / income
Telecommunications	(421,111)	(365,151)	(1,151,293)
Other businesses	2,180	3,105	2,076

	(418,931)	(362,046)	(1,149,217)
Total capital expenditures
Telecommunications	762,126	1,116,501	586,753
Other businesses	2,698	341	24

	764,824	1,116,842	586,777
Total depreciation charges
Telecommunications	66,270	128,254	170,507
Other businesses	1,939	2,225	2,228

	68,209	130,479	172,735
Total amortization charges
Telecommunications	50,954	49,231	80,830
Other businesses	—	—	—

	50,954	49,231	80,830
Total impairment charges
Telecommunications	—	—	336,526
Other businesses	—	—	—

	—	—	336,526

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

	Year ended

	December 31,	December 31,	December 31,
	1999	2000	2001

	(PLN)	(PLN)	(PLN)
Other non-cash (income) / expense
Telecommunication	138,646	21,127	365,055
Other businesses	1,392	413	(111)

	140,038	21,540	364,944
Segment assets — before accumulated depreciation and amortization
Telecommunications	4,121,560	5,367,001	4,832,056
Other businesses	31,628	33,742	25,799

	4,153,188	5,400,743	4,857,855
Segment assets, net
Telecommunications	3,940,900	5,013,011	3,892,987
Other businesses	20,296	20,293	11,360

	3,961,196	5,033,304	3,904,347
Segment liabilities
Telecommunications	3,265,167	4,155,753	4,218,165
Other businesses	17,939	14,830	3,823

	3,283,106	4,170,583	4,221,988

      All operations and revenues are derived and conducted within Poland.

      There are no sales or other transactions between the business segments apart from loans granted to other business segment and related financial costs. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. Segment liabilities comprise long-and short-term liabilities. Capital expenditure comprises cash payments resulting from purchases of property, plant and equipment and intangible assets.

24.     Related Party Transactions

Telia and Telia Swedtel

      Telia Swedtel is a subsidiary of Telia. Transactions with Telia Swedtel include telecommunication technical services for Netia Telekom and Silesia. The amounts paid to Telia Swedtel for the year ended December 31, 1999, 2000 and 2001 were PLN 1,622, PLN 438, and PLN 827 respectively. A portion of these costs is capitalized as a cost of constructing the network. The remainder is included in other operating expense.

Members of the Management Board

      Members of the Management Board of the Company have been granted 389,042 (not in thousands) options at the end of 2001, including 161,521 (not in thousands) options granted to a company controlled by the Acting President of the Company. Strike prices for the options granted to the Management Board range between USD 12.3825 to USD 27.72 per share.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Galopus / Baclavia

      On September 13, 1996, the Company executed a consultancy agreement with Galopus, a company wholly owned by the Company’s president (who resigned as of January 1, 2001). This agreement was replaced in 2000 by an agreement with Baclavia Co. Ltd. based on the same terms as the original agreement. Under these agreements, Galopus received a one time retention fee of PLN 201 and subsequent consulting fees and was eligible for an annual bonus based on the number of subscribers connected in each year, provided the Company met its targets. Galopus received PLN 2,136, PLN 2,151 and nil for consulting services and bonuses during the years ended December 31, 1999, 2000 and 2001, respectively.

      The Company and Galopus also entered into a Stock Appreciation Agreement (the “Appreciation Agreement”) pursuant to which Galopus was entitled to receive certain compensation based upon the appreciation in value of the Company’s ordinary shares. As a result of the equity issues during the year ended December 31, 1999, the Company recognized compensation expense of PLN 12,866 relating to the Appreciation Agreement. In connection with the Appreciation Agreement, the Company also entered into a new Stock Incentive Option Agreement (the “Incentive Agreement”) with Galopus. On the basis of the Incentive Agreement, Galopus elected to receive 75% of its compensation in cash and to convert the remaining 25% of this entitlement into 50,022 ordinary shares (not in thousands) of the Company based on a subscription price of USD 16.3625 per share. Galopus received these 50,022 shares (not in thousands) during the year ended December 31, 2000.

Management Board Remuneration and Supervisory Board Remuneration

      Compensation and other costs associated with members of the Company’s various management boards during the year ended December 31, 1999, 2000 and 2001 amounted to PLN 12,097, PLN 9,679 and PLN 11,676 respectively. These numbers include remuneration and consulting agreements for the previous President of the Management Board of the Company in the amount of PLN 2,529 for the year 2001 and remuneration of acting President in the amount of PLN 1,430 and PLN 2,025 during the years ended December 31, 2000 and 2001, respectively.

      The Company had consulting agreements with companies owned by its shareholders and members of the Supervisory Board. The Company has paid PLN 2,651, PLN 1,370 and PLN 1,154 during the years ended December 31, 1999, 2000 and 2001, respectively, under these agreements.

Goldman Sachs, Shamrock/ Trefoil and Dankner

      Until July 2000, Shamrock Holdings Inc., Trefoil Capital Investors LP, Dankner Investments Limited and certain entities affiliated with Goldman Sachs Capital Partners LP were significant shareholders of the Company. Transactions with these parties included management, consulting and guarantee fees of PLN 2,782, PLN 455 and PLN 257 for the years ended December 31, 1999, 2000 and 2001, respectively.

25.     Commitments and Contingencies

      Capital expenditures contracted for at the balance sheet date but not recognized in the consolidated financial statements amount to USD 68,923 (PLN 274,748) as at December 31, 2000 and USD 36,881 (PLN 147,022) as at December 31, 2001.

      In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. (“Millennium”), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10,800 and 20,200, based on Millennium’s financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8,500 and EUR 2,936 (PLN 10,340 at the

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

December 31, 2001 exchange rate), of which PLN 8,500 was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, modified in October 2001, in response to the failure by Millennium to perform the agreement. The Company claims the repayment of the remaining part of advance made to Millennium and damages of PLN 8,500. In 2001, a valuation allowance of PLN 16,974 was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

      On February 28, 2001, Millennium filed a motion against the Company for certain acts of unfair competition In its motion, Millennium requested that the court order the Company to pay Millennium damages of PLN 50,000. Management believes that Millennium suit was filed as a litigation tactic in connection with the Company’s lawsuit against Millennium and Millennium’s unfair competition claim does not have any underlying merit. The Company’s Management does not believe that the settlement of this matter will have a material adverse effect on its financial condition.

      The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that this claim is at too early a stage to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim.

      The Company is defending a legal claim for USD 4,450 (including damages) brought in France also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that this claim is at too early a stage to determine whether any liability with respect to this matter is likely to arise. Accordingly no liability has been recorded for this claim.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

26.     Reconciliation to U.S. Generally Accepted Accounting Principles (U.S. GAAP)

	Year ended

	December 31,	December 31,	December 31,
	1999	2000	2001

	(PLN)	(PLN)	(PLN)
Net loss per IAS	(418,931)	(362,046)	(1,149,217)
Foreign exchange losses(1, 6)	(77,351)	(2,773)	9,002
Interest expense(1, 6)	(20,796)	19,087	27,002
Amortization of goodwill(4)	2,112	2,112	1,584
Reversal of impairment of goodwill(12)	—	—	220,279
Amortization of licence(6)	4,362	147	3,856
Stock Option Plan(2)	(4,123)	380	2,893
Employee Share Purchase(3)	—	(1,650)	—
Depreciation of U.S. GAAP fixed asset basis differences (1, 5)	(2,764)	3,567	1,147
Cumulative effect on prior years of adopting SAB 101 (7)	—	(48,361)	—
Deferred revenue(7)	—	(2,857)	12,495
Other operating expenses(5)	(22,867)	—	—
Deferred taxes(8)	2,895	—	—
Minority interest(9)	—	537	—

Net loss per U.S. GAAP	(537,463)	(391,857)	(870,959)

Basic and diluted loss per share per U.S. GAAP before cumulative effect on prior years of adopting SAB 101 (not in thousands)	—	(11.96)	(28.26)
Loss per share related to cumulative effect on prior years of adopting SAB 101 (not in thousands)	—	(1.68)	—

Basic and diluted loss per share per U.S. GAAP (not in thousands)	(28.84)	(13.64)	(28.26)

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
Shareholders’ equity / (deficit) per IAS	780,411	(343,248)
Fixed assets, including depreciation(1, 5)	(24,933)	22,858
Amortization of goodwill(4)	6,336	7,920
Reversal of impairment of goodwill(12)	—	220,279
Amortization of licence(6)	4,509	8,365
Deferred taxes(1, 4, 5, 6)	—	—
Stock Option Plan(2)	(3,743)	(850)
Increase in equity related to Stock Option Plan(2)	3,743	850
Employee Share Purchase(3)	(1,650)	(1,650)
Increase in equity related to Employee Share Purchase(3)	1,650	1,650
Financial expense(4, 6)	(58,355)	(68,995)
Purchase of EBRD interest in Netia(4)	(14,756)	(14,756)
Increase in equity related to Incentive Stock Option(5)	42,216	42,216
Minority interest(9)	537	537
Cumulative effect on prior years of adopting SAB 101(7)	(48,361)	(48,361)
Deferred revenue(7)	(2,857)	9,638
Other operating expenses(5)	(31,662)	(31,662)

Shareholders’ equity / (deficit) per U.S. GAAP	653,085	(195,209)

Changes in shareholders’ equity / (deficit) on a U.S. GAAP basis
Shareholders’ equity at beginning of period as reported	578,307	653,085
Effect of adopting IAS 39 and FAS 133 (10)	—	134

Shareholders’ equity at beginning of period as restated	578,307	653,219
Net loss	(391,857)	(870,959)
Issuance of shares, net of related costs	465,025	—
Employee stock subscriptions and stock option exercises	340	—
Increase in equity related to Stock Option Plan(2)	(380)	(2,893)
Increase in equity related to Employee Share Purchase(3)	1,650	—
Change of Other Comprehensive Income(11)	—	25,424

Shareholders’ equity / (deficit) at end of period	653,085	(195,209)

      The following are descriptions of U.S. GAAP reconciling items:

(1)	Under IAS, the Company capitalizes foreign exchange differences and net interest expense related to borrowings used to fund construction in progress. Under U.S. GAAP, foreign exchange differences must be reflected in the statement of operations and are not subject to capitalization. Additionally, an interest rate is applied to the average construction in progress balance to obtain the amount of interest capitalized under U.S. GAAP, which is limited to the total amount of interest expense incurred by the Company from all sources.

(2)	Under IAS, the expense related to the issuance of share options granted to employees of the Company under the stock option plans is recorded when the options are exercised. For U.S. GAAP purposes, the cost relating to these options (estimated using the intrinsic value method in accordance with APB opinion No. 25, “Accounting for Stock Issued to Employees”) is recognized in the statements of operations in the period from the grant date to the vesting date for each option.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

(3)	Under IAS, the discount on shares sold to employees is not recognized as a compensation expense. For U.S. GAAP purposes, the discount on shares sold to employees was recognized as compensation expense in the statements of operations in accordance with APB No. 25, “Accounting for Stock Issued to Employees”.

(4)	Under IAS, the Company recorded goodwill of PLN 21,104 in 1997 relating to the purchase of shares in Netia Telekom owned by the European Bank for Reconstruction and Development (“EBRD”). For U.S. GAAP purposes, the original issuance of shares in 1996 to the EBRD and the subsequent purchase by the Company in September 1997 is treated as being linked to the loan provided by the EBRD. On purchase of the EBRD’s shares in Netia Telekom by the Company in 1997, the excess paid by the Company over the amount originally paid for the shares by the EBRD in 1996 has been treated as a component of financial expense. The balance of the amount paid by the Company (equivalent to the original issue price to the EBRD) has been charged to shareholders’ equity for U.S. GAAP purposes. Accordingly, the total amount of goodwill recorded under IAS has been reversed in the U.S. GAAP reconciliation. This adjustment was recorded through September 30, 2001 as the Company recognized impairment of goodwill under IAS during the nine month period ended September 31, 2001.

(5)	Under IAS, the Incentive Stock Option issued in connection with the Operational Support and Supervision Agreements (“OSSA”) entered into with Telia is not recognized until the Option is exercised. For U.S. GAAP purposes, the fair value of the option is recognized as a component of expenses in line with the treatment of costs invoiced under the OSSA’s. The fair value of the Incentive Stock Option was PLN 42,216 and this was being recognized over the service period of the OSSA. During March 1999, Telia exercised its option to purchase the shares. As a result in the year ended December 31, 1999, the remaining PLN 22,867 has been recognized as other operating expenses and PLN 1,759 has been capitalized as part of cost of the network under construction.

(6)	For U.S. GAAP the interest expense on the non interest bearing liability associated with obtaining licences from the Polish government was imputed in accordance with APB Opinion No. 21 “Interest on Receivables and Payables” based on the Company’s effective borrowing rate. This rate differs from the rate used for the calculation under IAS, which allows for inclusion of interest income in the calculation of the Company’s effective borrowing rate. In 2000, the Company has recorded a cumulative adjustment to the nominal cost of licences to reflect their net present value in accordance with the requirements of IAS 38 “Intangible Assets.” The amount recorded for the year ended December 31, 2000 includes the cumulative adjustment necessary to reflect the consistent treatment of licence liabilities under both U.S. GAAP and IAS.

(7)	In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB 101”) which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of customer relationship. The Company has applied SAB 101 under U.S. GAAP and therefore deferred the revenue from installation fees over the expected period of the customer relationship. The expected period of the customer relationship was seven years for the year ended December 31, 2000, and revised to five years for the year ended December 31, 2001. The effect of this change in the expected period of the customer relationship is not material for the current period.

(8)	The adjustment reflects the effect of the above adjustments on deferred tax.

(9)	The adjustment reflects the effect of minority share in the above adjustments.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

(10)	As of January 1, 2001 the Company has adopted the Financial Accounting Standards Board (the “FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by FASB Statement No. 138 and interpreted by Derivatives Implementation Group issues (together “SFAS 133”). The cross-currency interest rate swap transactions described in Notes 14 and 15 have been designated as cash flow hedges under SFAS 133. The fair value of those derivatives instruments on January 1, 2001 of PLN 29,575 was charged to “Other Comprehensive Income” (PLN 25,424) and to the statement of operations (PLN 4,151) upon adoption of SFAS 133.

(11)	This adjustment reflects the change in hedging reserve as reported in consolidated statements of changes in shareholders’ equity / (deficit) under IAS.

(12)	Under IAS, the Company has recorded an impairment of goodwill on the basis of, the impairment test performed, taking into account discounted expected future cash flows associated with the assets. For U.S. GAAP purposes such a recoverability test was performed using the undiscounted expected future cash flows and the results of that test did not form a basis required for recognition of the impairment loss.

      Additional U.S. GAAP disclosures are as follows:

1.	Under U.S. GAAP, the “Loss from Operations” for the years ended December 31, 1999, 2000 and 2001 would be PLN 154,249, PLN 203,193 and PLN 285,216, respectively.

2.	For U.S. GAAP purposes, certain additional disclosures are required under SFAS 123 Accounting for Stock-Based Compensation.

      The following table summarizes information about stock options at December 31, 2001:

		Weighted average	Weighted average	Weighted average
	Number of	exercise prices of options	fair value of options	expected life
Options	options	(not in thousands)	(not in thousands)	(in years)

		(USD)	(USD)
Outstanding at the beginning of the year	800,573	18.70	11.78	2.70
Granted	335,832	23.94	4.36	2.87
Exercised	—	—	—	—
Forfeited/ expired	(66,713)	17.62	11.85	1.99

Outstanding at the end of the year	1,069,692	20.41	9.45	2.80

Exercisable at the end of the year	—	—	—	—

      The amount of stock options exercisable at December 31, 2001 is different than the amount of options vested at December 31, 2001 (refer to Note 17) as the majority of the options are exercisable only if the market price of shares as at the date of the exercise exceeds the exercise price by at least 20%. The fair value of the options were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 50% for the year ended December 31, 2001 and 80% for the year ended December 31, 2000; (2) risk-free interest rate of 2.24% for the year ended December 31, 2001 and 6.00% for the year ended December 31, 2000, (3) expected life of approximately 2.8 years for the year ended December 31, 2001 and 3.1 years for the year ended December 31, 2000 and (4) no expected dividend. Had compensation expense been determined based on the fair value at the grant dates for awards under the

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

plans consistent with the method of SFAS No. 123, the Company’s U.S. GAAP net loss and earnings per share would have been increased to the pro forma amounts indicated below:

	2000	2001

	(PLN)	(PLN)
Net loss
As reported	391,857	870,959
Pro forma	420,172	882,077
Basic and diluted loss per share (not in thousands)
As reported	13.64	28.26
Pro forma	14.63	28.62

      3.    The significant valuation reserves for the Company were as follows:

      Valuation allowance for net deferred tax asset for US. GAAP:

	January 1	Provision	Utilization	December 31

	(PLN)	(PLN)	(PLN)	(PLN)
2000	256,108	22,919	—	279,027
2001	279,027	42,483	—	321,510

      Allowance for doubtful accounts:

	January 1	Provision	Utilization	December 31

	(PLN)	(PLN)	(PLN)	(PLN)
2000	10,168	13,016	(151)	23,033
2001	23,033	16,485	(3,326)	36,192

4.	For U.S. GAAP purposes, certain additional disclosures are required under APB Opinion No. 21, “Interest on Receivables and Payables,” in relation to the Dollar and DM Senior Discount Notes (see Note 14):

	December 31,	December 31,
	2000	2001

	(PLN)	(PLN)
1997
Senior Dollar Discount Notes
Principal amount	801,916	771,549
Less unamortized amount	67,526	—

	734,390	771,549

1997
Senior DM Discount Notes
Principal amount	408,057	372,860
Less unamortized amount	33,676	—

	374,381	372,860

5.	In June 2001, the Financial Accounting Standards Board “FASB” issued SFAS No. 141, “Business Combinations” (“SFAS 141”) which supersedes APB Opinion No. 16, “Business Combinations,” SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within scope of SFAS 141 be accounted for using only

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

the purchase method. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. Management is currently evaluating the impact that adoption of SFAS 141 will have on its consolidated financial statements.

6.	In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which supersedes APB Opinion No. 17, “Intangible Assets.” SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. While Management is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements, we believe that goodwill of PLN 213,443 as of January 1, 2002 will be written off under U.S. GAAP.

7.	In June 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002. Management is currently evaluating the impact that adoption of SFAS 143 will have on its consolidated financial statements.

8.	In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) which supersedes APB Opinion No. 30, “Reporting the results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” and SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirements of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a “primary-assets” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. The provisions of SFAS 144 are required to be applied starting with fiscal years beginning after December 15, 2001. Management is currently evaluating the impact that adoption of SFAS 144 will have on its consolidated financial statements.

27.     Subsequent Events

General Shareholders Meeting

      On February 5, 2002 a General Shareholders Meeting of Netia Holdings S.A. was held. Following the earlier recommendation of the Management Board, no resolutions with respect to the items contemplated by the agenda of the Meeting were adopted. The next Extraordinary General Meeting of Shareholders of Netia was scheduled for February 19, 2002.

Agreement with Prima Communications Sp. z o.o.

      On January 14, 2002 Netia Telekom signed an agreement with Prima Communications Sp. z o. o., a company in the Telia group, relating to the provision of wholesale services. Under the terms of the agreement, Netia will lease to Telia two ducts on the route between Warsaw and the Szczecin area for the

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

amount of approximately USD 16 million. The ducts will be leased for a period of fifteen years and shall be made available to Telia International Carrier by June 30, 2002. In addition, during the lease term Netia will offer to Telia, for additional consideration, related services such as cable installation, cable maintenance and co-location services on the route. The agreement is subject to the fulfilment, by not later than April 15, 2002, of certain conditions precedent, including the delivery by Telia of a corporate guarantee, the execution by the parties of a loan agreement under which Netia will be able to receive the equivalent of the consideration for the ducts as an up-front payment for the whole of the leases’ term, and the establishment on behalf of Telia of a registered pledge on the leased ducts securing the aforementioned loan. The agreement provides for an obligation on the part of Netia to pay up to 8% of the consideration for the ducts as penalties in the event of late delivery of the ducts to Telia. The parties have not provided for Telia to have the right to seek additional compensation exceeding the amount of contractual penalties.

Non-Payment of Licence Fee

      Netia 1 did not make the payment of its licence fee obligation due on January 31, 2002.

Arrangement Proceedings (unaudited; event subsequent to the date of the report of the independent accountants)

      To avoid bankruptcy, on February 20, 2002, the Company and some of its subsidiaries, Netia South and Netia Telekom, petitioned the Court of Warsaw to open arrangement proceedings. The Court of Warsaw is currently considering the petitions. If the Court of Warsaw opens arrangement proceedings, the Company should be able to continue its day-to-day operations for as long as the arrangement proceedings remain open. If the Court of Warsaw decides not to open the proceedings, or if a final order to reduce our debt is not granted in the proceedings, the Company will then have to file for bankruptcy.

      Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the notes, as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default does not require prior notice for payment of principal, or premium, if any, and accrued interest to be immediately due and payable. However, a majority of the bondholders have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

      The conclusion of arrangements with the Company’s creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under Section 304 of the United States Bankruptcy Code pending in the United States Bankruptcy Court for the Southern District of New York, will allow the Company to regain solvency by abolishing its status of legal insolvency. If the Company fails to reach an arrangement with its creditors, and reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, the Company may have to go into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia Holdings S.A., Netia Telekom or Netia South would make it difficult for the Company’s other subsidiaries to raise the financing they would need to continue operating, and they, too, may be forced to declare bankruptcy. Moreover, since the activities of the Company’s operating subsidiaries are financed mostly through intercompany loans made by Netia Holdings S.A., the insolvency of Netia Holdings S.A. may therefore cause the insolvency of other subsidiaries of the Company.

NETIA HOLDINGS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Restructuring Agreement (unaudited; event subsequent to the date of the report of independent accountants)

      On March 5, 2002, the Company reached an agreement on the restructuring of its debt with an ad hoc committee of its noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., a New York general partnership, owning together approximately 57.4% of its share capital (including 200,000 ADSs held by Telia), each acting separately as the Company’s largest shareholders. Under this Restructuring Agreement, the parties have agreed to implement a restructuring plan designed to strengthen the Company’s balance sheet. The Company’s share capital currently consists of 31,419,172 ordinary shares. In the proposed restructuring, which will require the consent of 95% of holders of its existing notes, the Company plans to issue new notes with an aggregate principal amount of EUR 50 million and 317,682,739 ordinary shares to holders of its existing notes and certain swap counterparties in exchange for relinquishing their claims in respect of its existing notes and swap payments, and its existing shareholders will receive transferable warrants to acquire an aggregate of 64,848,652 ordinary shares representing 15% of its post-restructuring share capital (after the provision of 18,373,785 ordinary shares representing 5% of the issued ordinary share capital in respect of a management option plan). The Company will apply to list the new ordinary shares and the warrants on the Warsaw Stock Exchange and the new notes on the Luxembourg Stock Exchange. The strike price applicable to the warrants in each tranche shall correspond to the volume weighted average share price for the 30 trading days beginning 31 days following the successful closing of the restructuring. The Company will seek to pay its trade creditors in full as their claims become due and payable. The Company also plans to issue up to 5% of the post-restructuring share capital, excluding the warrants to be issued to its existing shareholders under an employee stock option scheme. The Company plans for the restructuring to be effected by means of an exchange offer in accordance with the court-based plans of arrangement in both the Netherlands and Poland.

      The restructuring agreement currently provides that it may be terminated at the election of any of Netia Holdings S.A., JPMorgan Chase Bank, Telia AB (publ.) or Warburg Pincus after March 31, 2002, if the Company has not received by March 31, 2002 signature pages duly executed by consenting bondholders representing at least 95% of the total value of all claims of the holders of the notes. The Company cannot assure that it will receive the required number of consents and that the restructuring agreement will not be terminated. In addition, the implementation of the restructuring transactions, which involves complex legal issues, will require decisions to be issued by various administrative bodies and courts and it is possible that the Company may not be able to obtain all such decisions in a timely manner, if at all, and the restructuring agreement may be terminated prior to the consummation of the restructuring.

Telecommunications permits (unaudited; events subsequent to the filing of the annual financial statements)

      All the Company’s operating subsidiaries that render basic telephone services applied to the President of the ORTP to broaden the scope of their permits. The applications were approved in August 2002 and all Netia operating subsidiaries may currently provide all telecommunications services that may be rendered in a fixed-line network. Further, Netia Telekom applied for a new permit to render telecommunications services within the entire territory of Poland. Netia Telekom received this permit on June 13, 2002. Management is currently assessing the effect of this permit on the valuation of its old licenses. The net book value of the Company’s old licences presented in accordance with the requirements of IAS 38 “Intangible Assets” was PLN 661.1 million at June 30, 2002. In order to finalise its assessment, management is awaiting the completion of the Company’s restructuring.

[This page left blank intentionally.]

Group 3G UMTS Holding GmbH, Munich

(a development stage company)

Report of independent public accountants on the consolidated financial statements as of December 31, 2001 and 2000 in accordance with US GAAP

[This page left blank intentionally.]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Group 3G UMTS Holding GmbH, Munich

      We have audited the accompanying consolidated balance sheet of Group 3G UMTS Holding GmbH, Munich (a German corporation in the development stage) as of December 31, 2001 and 2000 and the related consolidated statement of operations, consolidated shareholders’ equity and consolidated cash flows for the period from inception (August 2, 2000) to December 31, 2001, the year ended December 31, 2001 and the period from inception to December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Group 3G UMTS Holding GmbH as of December 31, 2001 and 2000 and the results of their consolidated operations and their consolidated cash flows for the period from inception (August 2, 2000) to December 31, 2001, the year ended December 31, 2001 and the period from inception to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 17 to the financial statements, the Company’s shareholders have decided to halt certain of its operations and restructure the Company. This combined with the Company’s level of indebtedness raise substantial doubt about its ability to continue as a going concern. The 2001 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft mbH (an affiliated firm of Ernst & Young International)

Dr. Wagener Wirtschaftspruefer	Plett Wirtschaftspruefer

Berlin, Germany

April 2, 2002 (except for Note 17
as to which the date is September 30, 2002)

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

		December 31,	December 31,
	Note	2001	2000

		KEUR	KEUR
ASSETS
CURRENT ASSETS
Cash and cash equivalents		6,188	6,204
Trade receivables net of allowance for doubtful accounts of KEUR 0	(5)	10,032	—
Inventories	(6)	22,534	—
Prepaid expenses (short-term)	(7)	1,709	152
Other current assets	(7)	19,767	581

Total current assets		60,230	6,937

LONG-TERM-ASSETS
Fixed assets (net)	(8)	68,087	99
Intangible assets (net)	(9)	9,099,652	8,685,561
Prepaid expenses (long-term)	(10)	112,484	—

Total long-term assets		9,280,224	8,685,660

TOTAL ASSETS		9,340,454	8,692,597

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Shareholder loans and accrued interest (short term)	(13)	280,405	6,567,698
Trade payables	(11)	125,075	1,501
Advanced payments		1,938	—
Other current liabilities	(12)	22,246	3,736

Total current liabilities		429,664	6,572,935

LONG-TERM LIABILITIES
Shareholder loans and accrued interest (long-term)	(13)	6,976,130	—

Total long-term liabilities		6,976,130	—

COMMITMENTS AND CONTINGENCIES	(14)
SHAREHOLDERS’ EQUITY
Subscribed capital		250,000	50
Additional paid-in capital		1,882,854	2,124,455
Deficit accumulated during the development stage		-198,194	-4,843

Total shareholders’ equity		1,934,660	2,119,662

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,340,454	8,692,597

The accompanying notes to the consolidated financial statements are an integral part of these statements.

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM INCEPTION (AUGUST 2, 2000) TO DECEMBER 31, 2001, FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM INCEPTION TO DECEMBER 31, 2000

		Period from
		Inception until
	Note	Dec. 31, 2001	2001	2000

		KEUR	KEUR	KEUR
NET SALES		6,959	6,959	—
COST OF SALES	(3)	-32,198	-32,198	—

Gross loss		-25,239	-25,239	—
OPERATING EXPENSES
Selling expenses		-78,273	-78,273	—
General and administrative expenses		-86,169	-81,325	-4,844
Research and development expenses		—	—	—

Total operating expenses		-164,442	-159,598	-4,844
Operating result		-189,681	-184,837	-4,844
Interest expense	(4)	-8,867	-8,867	—
Interest income	(4)	354	353	1
Financial results	(4)	-8,513	-8,514	1

Loss from continuing operations before income taxes		-198,194	-193,351	-4,843
NET LOSS		-198,194	-193,351	-4,843

The accompanying notes to the consolidated financial statements are an integral part of these statements.

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2001 AND FOR THE PERIOD FROM INCEPTION (AUGUST 2, 2000) TO DECEMBER 31, 2000

		Additional	Deficit accumulated	Total
	Subscribed	paid-in	during the	shareholders
	capital	capital	development stage	equity

	KEUR	KEUR	KEUR	KEUR
Formation of Group 3G UMTS Holding GmbH as of August 2, 2000	50	2,117,861	—	2,117,911

Conversion of shareholder loans to equity (August 25, 2000)	—	5	—	5
Capital contribution in cash (September 15, 2000)	—	6,589	—	6,589
Net loss			-4,843	-4,843

As of December 31, 2000	50	2,124,455	-4,843	2,119,662

Net loss			-193,351	-193,351
Conversion of additional paid-in capital to equity (September 3, 2001)	249,950	-249,950	—	—
Capital contribution in cash	—	8,349	—	8,349

As of December 31, 2001	250,000	1,882,854	-198,194	1,934,660

The accompanying notes to the consolidated financial statements are an integral part of these statements.

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM INCEPTION (AUGUST 2, 2000) TO DECEMBER 31, 2001, FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM INCEPTION TO DECEMBER 31, 2000

		Period from inception until
	Note	Dec. 31, 2001	2001	2000

		KEUR	KEUR	KEUR
Cash flows from operating activities
Net loss		-198,194	-193,351	-4,843

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of intangible and tangible assets		5,025	5,024	1
Change in operating assets
Trade receivables		-10,032	-10,032	—
Inventories		-22,534	-22,534	—
Prepaid expenses and other current assets		-133,960	-133,227	-733
Change in operating liabilities
Trade payables		125,076	123,574	1,502
Advance payments		1,938	1,938	—
Accrued interest on shareholder loans		8,866	8,866	—
Other liabilities and accrued liabilities		21,608	18,510	3,098

Net cash used in operating activities		-202,207	-201,232	-975

Investing activities
Acquisition of UMTS Licenses	(9)	-8,471,442	—	-8,471,442
Purchase of property and equipment	(8)	-72,815	-72,715	-100
Purchase of intangible assets	(9)	-5,960	-5,956	-4

Cash flow from investing activities		-8,550,217	-78,671	-8,471,546

Financing activities
Proceeds from capital contribution		2,132,854	8,349	2,124,505
Proceeds from shareholder loans
Financing of UMTS licence (UMTS loan)	(13)	6,354,220	—	6,354,220
Financing of the National Roaming Agreement	(13)	130,482	130,482	—
Financing of operating activities	(13)	141,056	141,056	—

Cash flow from financing activities		8,758,612	279,887	8,478,725

Increase (decrease) in cash and cash equivalents		6,188	-16	6,204
Cash and cash equivalents at the beginning of the period		—	6,204	—

Cash and cash equivalents at the end of the period		6,188	6,188	6,204

SUPPLEMENTAL INFORMATION
Cash paid for interest		—	—	—
Cash paid for taxes		—	—	—
NON-CASH TRANSACTIONS
Capitalization of interest	(4)	622,549	408,433	214,116
Conversion of additional paid-in capital to subscribed capital		249,950	249,950	—
Conversion of shareholder debt to equity		5	—	5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001

ORGANIZATION AND OPERATIONS OF THE COMPANY

1.     Business activities and legal background

      Group 3G UMTS Holding GmbH (“Group 3G Holding” or the “Company”), a German limited liability company in the development stage, whose shareholders are Telefónica Móviles Espana, S.A., Madrid, Spain; formerly: Telefónica Móviles InterContinental, S.A., Madrid, Spain (“TICSA”), and Sonera 3G Holding B.V., Capelle a/d IJssel, Netherlands (“Sonera 3G Holding B.V.”). TICSA is a wholly owned subsidiary of Telefónica S.A., Madrid, Spain (“Telefonica”), and Sonera 3G Holding a wholly owned subsidiary of Sonera Corporation, Helsinki, Finland (“Sonera”). The Company was founded on August 2, 2000 in order to participate in the auction for the third generation mobile network licenses in Germany. Group 3G Holding and its subsidiaries are referred to as “Group 3G Holding Group” and are headquartered in Munich, Germany.

      The Company’s planned principal operations are providing third generation mobile communication services. Group 3G Holding Group is currently in the development stage of operations. Revenues for the year ended December 31, 2001 are attributable to providing mobile communication services over existing, second generation networks. Group 3G Holding Group’s primary efforts through December 31, 2001 have consisted of acquiring UMTS licenses for the German market from the German Postal and Telecommunications Regulatory Authority (Regulierungsbehoerde für Post und Telekommunikation, or “RegTP”), funding the development of its services, developing its network infrastructure (use of the GSM/ GPRS network of E-Plus, future own UMTS network), making strategic investments, establishing sales and marketing channels, recruiting key personnel and initiating selling activities, as well as rendering mobile communication services.

      Group 3G Holding Group is subject to risks and challenges similar to other companies in the development stage. These risks include, but are not limited to, operating in a new and rapidly evolving market, competition from larger companies, dependence on new products, dependence on key personnel, uncertain profitability, and a limited operating history.

      The Company has made a significant investment in an intangible asset, its UMTS/ IMT licence. The realization of this investment, carried in the accompanying financial statements at cost, is dependent upon the success of the Company’s future operations. According to the business plan approved by the board of directors, the planned undiscounted cash flows over the useful life of the license will equal or exceed the cost of the investment and associated capitalized interest. The business plan contains estimates and assumptions regarding the market and competitive conditions in the future. Actual future market conditions could differ from those estimates, which may result in different assessments of the carrying value of this asset in the future.

2.     Summary of Significant Accounting Policies

A.     Basis of Consolidated Financial Statements

      The financial statements have been prepared according to accounting principles generally accepted in the United States (“US GAAP”). The accounts have been prepared after making necessary adjustments to Group 3G Holding’s books and records that are maintained in accordance with the German Commercial Code.

      The assets, liabilities, and results of operations of entities in which the Company has a controlling interest have been consolidated. All material intercompany accounts and transactions have been eliminated for consolidation purposes.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The consolidated financial statements are stated in thousands of EURO. The Group 3G — Group consists of the Group 3G Holding and Group 3G UMTS GmbH, Munich, and OpCo Mobile Services GmbH, Munich, both of which are wholly owned subsidiaries.

B.     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C.     Foreign Currency Transactions

      Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Company’s functional currency, the EURO, are included in the results of operations as incurred.

D.     Recognition of revenues and expenses

      Revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flows occur. The Company accounts for its revenues and expenses following the below mentioned criteria:

      The Company recognizes revenues from the following sources:

Contracts with customers

      The Company enters into contracts with customers to provide a variety of wireless communication services. The minimum contractual period is generally one year for substantially all of the Company’s wireless contracts. Under these contracts the customer generally is charged the following fees:

•	nominal fee for the initial connection of the wireless service and a nominal charge for the handset. This charge is often less than the cost of the handset itself;

•	monthly fee for use of the virtual network of the Company;

•	call fees consisting of an initial fee establishing the call plus fees based on airtime used by the caller, destination of the call and service; and

•	on occasion, an additional monthly fee or fee based on usage of airtime for added value services, such as short messages services and data services.

      The Company recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the customer.

      The Company recognizes interconnection fees arising from wireless to fixed calls and fees from other services utilized by the customers in the period in which the related calls are completed.

      The Company recognizes revenues from the sale of the handset upon the initial signing of the contract.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pre-paid phone cards

      The Company also sells to customers prepaid phone cards, separately or bundled together with the handset. These cards allow customers to make a predetermined allotment of wireless phone calls and/ or take advantage of other services offered by the Company, such as short messages and sending or receiving faxes.

      At the time that the pre-paid phone card is purchased, the Company records the receipt of cash as deferred revenues. The Company recognizes revenues from the phone cards in the period that time under the phone card is used by purchasers of the card. Unused time on sold phone cards is not recognized as revenues until the time is used or the card expires.

Sales of handsets and accessories

      The Company sells handsets and accessories, such as phone cases. Revenues from these sales are recognized at the time that the customer purchases the item.

      The Company also records provisions for estimated returns and allowances as a direct reduction of sales at the time the related sales are recorded.

Expenses

      Primary expenses incurred by the Company in relation to the provision of wireless communication services relate to interconnection costs, costs of handsets and other accessories sold, commissions payable to agents for obtaining wireless customers on behalf of the Group and marketing, depreciation and maintenance of the network and leases of circuits.

      All calls made by customers of the virtual network are subject to roaming fees charged by the wireless provider (E-Plus). The roaming charges are recorded as cost of sales.

      The costs of the handset, whether sold to customers through the distribution channel as part of the contract or provided to customers purchasing pre-paid phone cards are expensed as “services and goods purchased” at the time that the phone is issued to the customer.

      According to Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), if costs such as commissions payable to agents for obtaining wireless customers on behalf of the Company and marketing are greater than revenues such as initial connection fees and revenues from sales of handsets as part of contracts, then those costs can be deferred up to the total amount of revenues in the average length of a subscription. The excess over the revenues is deferred up to the minimum contract life. Otherwise, if revenues are greater than costs, the costs will be deferred up to the revenues in the average length of a subscription.

E.     Research and development

      All costs relating to research and development are expensed as incurred. No research and development expenditure incurred for the years ended December 31, 2001 and 2000 respectively.

F.     Advertising expenses

      All costs relating to advertising and marketing are expensed as incurred. Advertising costs of KEUR 51,297 and KEUR 0 incurred for the years ended December 31, 2001 and 2000 respectively, were included within sales and marketing expenses.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

G.     Cash and Cash Equivalents

      Cash includes cash on hand, bank balances and current bank deposits. Group 3G Holding Group considers all investments with original maturities of three months or less to be cash equivalents.

H.     Inventories

      Inventories mainly consist of mobile telephones and accessories stated at acquisition cost. Inventories are shown at the lower of purchase cost or market value. No write-downs of inventory were necessary for the periods presented.

I.     Concentration of Credit Risk

      Pursuant to SFAS No. 105, “Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk,” all financial risks not included in the balance sheet are to be disclosed. In the Group 3G – Group there are no major credit risks not included in the balance sheet that might arise, for example, from contracts in foreign currency, options or other hedging instruments.

K.     Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and related party liabilities approximate their fair values due to their short maturity or the fact that they bear interest at market rates.

L.     Long-Lived Assets

      The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets and any attributable goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to generated from the assets. As of December 31, 2001 and 2000, management believes that no such impairments exist.

M.     Fixed assets

      Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvement are amortized over the life of the lease or the life of the asset, whichever is shorter.

Range of
useful lives
(years)

Leasehold improvements	5-15
Network equipment	7
Other hardware	5-10

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

N.     Intangible Assets

      Intangible assets are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of three to seven years as soon as they are ready for use. In the case of UMTS licences granted, it is assumed that the assets will be ready for use once the UMTS network is commissioned, which is planned for the middle of 2003.

O.     Derivatives

      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires that companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Under this Statement, accounting for changes in fair value of a derivative depends on its intended use and designation. The Company adopted these standards on January 1, 2001. As of December 31, 2001 and 2000, the Company did not hold any derivative instruments. Therefore, the adoption of this new standard did not have an effect on the Company’s results of operations or financial position.

P.     Income Tax

      The Company utilizes the liability method of accounting for income taxes in accordance with SFAS 109 “Accounting for Income Taxes.” Under the liability method, deferred taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized for tax deductible net loss carryforward. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that such assets will not be realized.

Q.     Comprehensive Income (Loss)

      Comprehensive income is the total of net income (loss) and all other non-owner changes in shareholders’ equity. For the year ended December 31, 2001 and the period from inception (August 2, 2000) to December 31, 2000, comprehensive loss was equal to net loss.

R.     Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion (APB) No. 16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS No. 141 requires that upon adoption of SFAS No. 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

      Under SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 (January 1, 2002 for the Company), although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time. The Company does not have any goodwill or goodwill amortization, so the adoption of SFAS No. 141 and SFAS No. 142 will only have an impact on future transactions that the Company may undertake.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure the change shall be the credit adjusted risk free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” While it supersedes APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EXPLANATIONS

3.     Cost of Sales

      Cost of Sales consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Cost of sold equipment and materials	-5,495	—
Services bought	-1,456	—
Personnel expenses	-6,229	—
Depreciation	-4,634	—
Other expenses	-14,384	—

Total cost of sales	-32,198	—

4.     Financial Results

      Financial results consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Interest expense due to shareholders (UMTS loan)	-408,433	-214,116
Interest expense capitalized (UMTS license)	408,433	214,116

	—	—
Interest expense due to related parties (financing of the National Roaming Agreement)	-4,885	—
Interest expense due to shareholders (financing of operating activities)	-3,982	—

Interest expense	-8,867	—
Interest income	353	1

Financial results	-8,514	1

5.     Trade Receivables

      Trade Receivables consist of the following as of December 31, 2001 (in thousands):

	2001	2000

	KEUR	KEUR
Receivables due from third parties	9,926	—
Receivables due from related parties	106	—

Total trade receivables	10,032	—

      No valuation allowances were made for the years ended December 31, 2001 and 2000 respectively.

      The receivables due from third parties include receivables due from debitel AG (KEUR 7,503).

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Inventories

      Inventories consist of the following as of December 31, 2001 (in thousands):

	2001	2000

	KEUR	KEUR
Handsets	17,777	—
Accessories	2,841	—
Advertising material	1,457	—
Other inventories	459	—

Total inventories	22,534	—

7.     Other Current Assets and Prepaid Expenses (short-term)

      Other current assets and prepaid expenses consist of the following as of December 31, 2001 (in thousands):

	2001	2000

	KEUR	KEUR
Prepaid expenses (short-term)	1,709	152

Receivables from tax authorities	14,905	198
Rental securities	4,045	304
Advanced payments	632	—
Other current assets	185	79

Total other current assets	19,767	581

8.     Fixed assets

      Fixed assets consist of the following as of December 31, 2001 (in thousands):

	2001	2000

	KEUR	KEUR
Leasehold improvements	549	—
Network equipment	61,813	—
Other hardware	3,288	100
Assets under construction	7,165	—

	72,815	100
Accumulated depreciation	-4,727	-1

Fixed assets, net	68,087	99

9.     Intangible Assets

      Intangible assets consist primarily of two UMTS licenses acquired in an auction from the German Postal and Telecommunications Regulatory Authority (RegTP) for KEUR 8,471,442. Since the acquisition of the licenses, interest in the amount of KEUR 214,116 has been capitalized in 2000 and KEUR 408,433 in 2001, resulting in a total intangible asset of KEUR 9,093,991.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amortization of the value of the UMTS licenses will commence with the beginning of the commercial operations related to the licenses, i.e., the operation of UMTS networks in Germany. The amortization period will be the estimated economic life for the licenses. As of December 31, 2001, Group 3G Holding Group’s management estimates the commercial operations will commence in 2003 and cover a period of 17 years.

      The licence holder is bound by the RegTP among other points to the following:

•	to reach a penetration rate of the UMTS/IMT-2000 system of at least 25% by December 31, 2003 and of 50% by December 31, 2005; and

•	independence from competitors during the life of the licence.

	2001	2000

	KEUR	KEUR
UMTS license fee	8,471,442	8,471,442
Interest capitalized	622,549	214,116
Other intangible assets	5,959	4

	9,099,950	8,685,562
Accumulated amortization	-298	-1

Fixed assets, net	9,099,652	8,685,561

10.     Prepaid expenses (long-term)

      Long-term prepaid expenses of KEUR 112,484 consist of network usage fees to other GSM/GPRS network operators paid in advance for the years 2002 to 2012. The deferred payments will be released straight-line over the usage period.

11.     Trade Payables

      Trade payables consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Payables due to third parties	79,412	—
Payables due to related parties	45,663	1,501

Total trade payables	125,075	1,501

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Other Current Liabilities

      Other current liabilities consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Accruals for services rendered and delivered goods not yet billed	11,538	3,736
Accruals for vacation and bonus	4,223	—
Accruals for distributor commissions	3,510	—
Social security and similar obligations	1,864	—
Accruals for services rendered by related parties not yet billed	937	—
Other current liabilities	174	—

Total other current liabilities	22,246	3,736

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Shareholder loans and accrued interest (short-term and long-term)

      Shareholder loans and accrued interest consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Short-term loans and accrued interest
Loan to finance the National Roaming Agreement
— TICSA loan	130,482	—
— TICSA interest	4,640	—
— TICSA commitment fee	245	—

	135,367	—

Loans to finance operating activities (shareholder loan)
— TICSA loans	141,056	—
— TICSA interest	2,904	—
— TICSA commitment fee	1,078	—

	145,038	—

Total short-term shareholder loans and accrued interest	280,405	—

Long-term shareholder loans and accrued interest*
UMTS loans
— TICSA	3,634,249	3,634,249
— Sonera Corp.	1,812,889	1,812,889
— Sonera 3G Holding	906,444	906,444

	6,353,582	6,353,582

Arrangement fees for UMTS loans
— TICSA	45,428	45,428
— Sonera Corp.	22,661	22,661
— Sonera 3G Holding	11,331	11,331

	79,420	79,420

Interest on UMTS loans
— TICSA	310,670	77,046
— Sonera Corp.	154,973	38,433
— Sonera 3G Holding	77,485	19,217

	543,128	134,696

Total long-term shareholder loans and accrued interest	6,976,130	6,567,698

*	According to the terms of the loan agreement the UMTS loans are presented as short-term maturities in the prior period and on the accompanying balance sheet.

Loan to finance the National Roaming Agreement

      To finance the payments according to the National Roaming Agreement (agreement regarding the usage of the GSM/GPRS network of E-Plus), TICSA provided a total of KEUR 130,482 to Group 3G Holding from May to September 2001.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following verbal agreements were made when granting the loan:

•	The interest rate was agreed as being the Euribor rate applicable for 12 months as of May 15, 2001 plus 3.5%. The interest period was set at 12 months, beginning on May 17, 2001.

•	December 31, 2002 was agreed as the repayment date for the loan liability and interest.

•	Furthermore, a provision fee of 1.0% was agreed for all amounts not paid out by the cut-off date concerned, beginning on May 17, 2001.

      The verbal agreements made in May 2001 were documented in a written loan contract in November, 2001.

Loans to finance the operating activities

      In order to finance on-going expenses from operating activities, TICSA granted loans to Group 3G Holding within a loan framework totaling KEUR 141,056 to be called up in several individual tranches.

      The following verbal agreements were made from May to December 2001 when granting the loan:

•	The interest rate was agreed as being the Euribor rate applicable for 12 months as of December 29, 2000 plus 3.5%. The interest period was set at 12 months, beginning on January 1, 2001.

•	March 31, 2002 was agreed as the repayment date for the loan liability and interest.

•	Furthermore, a provision fee of 1.0% was agreed for all amounts not paid out by the cut-off date concerned, beginning on January 1, 2001.

      The verbal agreement made in May 2001 were documented in a written loan contract in November, 2001.

UMTS loan

      To finance the purchase of the UMTS/IMT license, Group 3G Holding received loans totaling KEUR 6,353,582.

      The loan agreements were concluded on August 28, 2000 between the parent company, Group 3G Holding, and its direct and indirect shareholders, Sonera 3G Holding B.V., TICSA and Sonera Corporation, which holds all shares in Sonera 3G Holding B.V.

      In detail, TICSA, Sonera Corporation and Sonera 3G Holding B.V. granted loans of KEUR 3,634,249, KEUR 1,812,889 and KEUR 906,444, respectively.

      The loans granted by the direct and indirect shareholders were used to pay off 75% of the license fee. The remaining part of the licence fee was paid by the Company.

      The grant of the loan is directly related to the purchase of the UMTS/IMT license by the Company.

      The loan agreements all have the following loan conditions:

•	Group 3G Holding must use the funds to pay the UMTS license fee to RegTP on behalf of Group 3G UMTS GmbH.

•	The interest rate was agreed as being the Euribor rate applicable for 4 months as of August 29, 2000 plus 1.5%. The interest period was set at four months, beginning on September 1, 2000.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	In addition to the interest payments, a one-off charge of 1.25% was agreed upon for granting the loans.

•	The redemption date for the loan liability and the interest was originally December 31, 2000. The fee of 1.25% of the loan payable for granting the loans was due and payable as of November 30, 2000.

      As there was no written loan agreement with TICSA, Sonera Corporation and Sonera 3G Holding B.V. beyond December 31, 2000, a supplement to the existing loan agreements was concluded during the year. This supplement changed the following major elements of the original loan agreements:

•	The new interest rate was agreed as being the Euribor rate applicable for 12 months as of December 29, 2000 plus 1.5%. The interest period was set at 12 months, beginning on January 1, 2001.

•	The new repayment date was agreed as January 1, 2016.

      The verbal loan agreement was set out in a written loan contract on November 9, 2001.

Merger of TICSA

      By merger agreement of March 5, 2001 the 100% subsidiary of Telefonica Moviles, S.A., TICSA, merged with Telefónica Móviles Espana, S.A. The merger became effective after registration in the Registro Mercantil de Madrid.

14.     Commitments and Contingencies

      According to the UMTS/IMT licence agreement Group 3G Holding Group is obligated to reach a penetration rate of the UMTS/IMT-2000 system of at least 25% by December 31, 2003 and of 50% by December 31, 2005. To reach these technical milestones the Company expects that investments in hardware and software of approximately EUR 4.000 Mio. to EUR 6.000 Mio. will be necessary. Since Group 3G Holding Group entered into an infrastructure shareholding agreement with another network operator, the required investments will be shared on a 50% basis per party.

      Group 3G Holding Group entered into several purchase agreements for hardware and software components in connection with the roll out of the virtual GSM/GPRS and the future UMTS network. In addition several agreements for advertising, marketing support and other services were agreed. Future minimum payments from the roll out and the related selling activities amount to approx. EUR 300 Mio. for the years 2002 to 2006.

15.     Income Taxes

      The income tax benefit differs from the amounts which would result by applying the applicable Germany statutory tax rates to the loss before taxes, as follows:

	2001	2000

	KEUR	KEUR
Benefit at German statutory rate	-77,350	-2,422
Change in valuation allowance	77,350	1,928
Change in statutory tax rate	—	494

Income tax expense	—	—

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the year ended December 31, 2000, the statutory income tax rate was 54.36%, consisting of corporate income tax (Koerperschaftsteuer) of 40%, municipal trade tax (Gewerbesteuer) of 12.16%, and a corporate tax surcharge (Solidaritaetszuschlag) of 5.5%. In July 2000, legislation was passed in Germany under which the tax rate for corporate tax will be reduced from 40% to 25% effective for all fiscal years starting after December 31, 2000. The reduced tax rate has been used to compute deferred taxes for the year ended December 31, 2000 and December 31, 2001.

      The components of the deferred tax asset were as follows:

	2001	2000

	KEUR	KEUR
Net operating loss carry forwards	242,651	55,536
Capitalized interest (tax deductible)	-163,373	-53,608

	79,278	1,928
Valuation allowance	-79,278	-1,928

Net deferred tax asset	—	—

      A valuation allowance has been recorded for the entire deferred tax asset for all periods through December 31, 2001 as a result of uncertainties regarding the realization of the asset including the limited operating history of the Company and the lack of profitability through December 31, 2001.

      Group 3G Holding Group’s net operating loss carryforwards do not expire. German tax law contains provisions which may limit the net operating loss and tax credit carry forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

16.     Related Parties

      Group 3G Holding Group classifies all direct and indirect subsidiaries of the shareholders TICSA, Sonera Corporation and Sonera 3G Holding B.V. as related parties. Furthermore the following members of the management are considered as related parties:

Management of Group 3G Holding

      Ernst Folgmann

Management of Group 3G UMTS GmbH

Olavi Koistinen Alfredo Acebal Ernst Folgmann Katja Beyer Karl-Heinz Sötje Karsten Lereuth

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supervisory board

      In accordance with sec. 8 of the articles of incorporation, the Company has an advisory board whose responsibilities are similar to those of a supervisory board as defined by secs. 111 et seq. of the German Stock Corporation Act (AktG). The members are:

Luis López - van Dam de Lorenzo Fernando Panizo Arcos Nina Siitari

      The shareholders of Group 3G Holding named the following as representatives of the aforementioned advisory board members:

Ernesto López Mozo / Alfredo Ramla Bel Arcadio Martínez / Iñigo Serrano Chacón Aimo Olkkonen

Transactions during the period

      Group 3G Holding Group has entered with its shareholders and subsidiaries of its shareholders into several agreements regarding:

•	Financing of investments and operating activities,

•	Hard- and software components for the virtual GSM/GPRS network (Service Level Agreements),

•	the rendering of personnel services and technical and administrative assistance.

      Management believes that the transactions with related parties are made on an arm’s length basis and on commercial terms similar to those planned to use in transactions with Group 3G Holding Group’s other customers and suppliers with the same size and location.

17.     Subsequent Events

Vendor Financing Agreements

      In April 2002 Group 3G UMTS GmbH entered with Nortel Networks UK Limited and Ericsson Credit AB (“the lenders”) into several agreements regarding the purchase of network equipment and the financing of the future rollout of the UMTS network. The related agreements contain several financing facilities (total amount EUR 590 million) granted from the lenders to finance network investments and operating expenses. The Company was advanced EUR 81 million under the financing facilities, which was subsequently repaid by the Company’s majority shareholder, Telefónica Móviles S.A. Notices of termination of these financing facilities were delivered in August 2002.

Loan Conversion (June 28, 2002)

      As of June 28, 2002 the shareholders Telefónica Móviles, S.A., Sonera Corp. and Sonera 3G Holding B.V. decided to increase the share capital of Group 3G UMTS Holding GmbH by a cash contribution of EUR 25,000. In addition the shareholders forgave their loans related to the acquisition of the UMTS licence totaling EUR 7,129 million and the accumulated interest totaling EUR 775 million which resulted in an increase in shareholders equity (additional paid-in capital). The increase of the share capital was effective when filed with the Commercial Register as of August 12, 2002.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Board decision (July 24, 2002)

      In July 2002, Group 3G’s shareholders discussed the feasibility of the business plan based on the actual performance of commercial operations considering the delay in the availability of UMTS technology and contrasting it with the external analysis of the German market and Group 3G positioning. Upon this data, the shareholders of Group 3G believe the original strategy for the Company is no longer feasible and have decided to halt Group 3G’s operations as a GSM/GPRS mobile Virtual Network Operator (MVNO). In the coming months, Group 3G intends to continue pursuing UMTS technology in Germany, and will adjust its activities and organizational structure to implement the decision taken by its shareholders. It is anticipated the restructuring process will be completed by the end of the year. The Company is in the process of revising its business plan as a result of the change in strategy which is expected to be completed by end of 2002. However, the Company anticipates recording an impairment on its licenses at the completion of its analysis up to an amount representing the majority of its investment.

      As a result of the Company’s change in strategy and its level of indebtedness in relation to equity, the Company anticipates further equity contributions will be necessary to avoid insolvency. The Company is currently discussing the financial needs with the major shareholder and preparing a revised business plan; however, there can be no assurance that the Company will successfully complete the restructuring of its business operations as a result of the change of strategy or complete these transactions and, if completed, the amounts will be sufficient to fund ongoing operations for the remainder of 2002 and 2003. The potential inability to restructure its operations and secure additional funding could have material adverse effect on the Company, including the possibility that the Company could have to cease operations. This combined with the Company’s level of indebtedness raise substantial doubt about its ability to continue as a going concern. The 2001 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Restructuring measures including termination of contracts related to the GSM/GPRS business and downsizing of personnel shall be completed by end of 2002. Management estimates that the planned restructuring measures will lead to commitments of approx. EUR 400 to 450 million. In particular, considerable liabilities for Group 3G may result from the intended termination of the following major contracts:

•	Infrastructure Sharing Agreement with E-Plus GmbH & Co. KG

•	Vendor Financing Agreements with Nortel Networks UK Limited and Ericsson Credit AB

•	Site Acquisition Agreement with Siemens AG

•	Agreement regarding the purchase of certain hardware components with Alcatel GmbH

[This page left blank intentionally.]

CONSOLIDATED FINANCIAL STATEMENTS

of Turkcell Iletisim Hizmetleri
Anonim Sirketi and its subsidiaries
as of December 31, 2000 and 2001 and
for the years ended December 31, 1999, 2000 and 2001

[This page left blank intentionally.]

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Turkcell Iletisim Hizmetleri Anonim Sirketi

We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries (the “Company”) as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

KPMG Cevdet Suner Denetim ve

Yeminli Mali Musavirlik A.S.

March 7, 2002

Istanbul, Turkey

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2000 AND 2001
(In thousands, except share data)

	2000	2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$363,365	$243,114
Trade receivables and accrued income, net (Note 7)	325,636	256,143
Due from related parties (Notes 3 and 8)	113,860	164,448
Inventories (Note 3)	16,402	12,154
Prepaid expenses (Note 10)	22,484	20,843
Other current assets (Notes 3 and 9)	44,476	46,965

Total current assets	886,223	743,667
ADVANCES TO RELATED PARTIES (Note 3)	1,020	—
DUE FROM RELATED PARTIES (Notes 3 and 11)	—	10,085
PREPAID EXPENSES (Note 10)	11,765	3,300
INVESTMENTS (Notes 3 and 12)	60,068	58,329
FIXED ASSETS, net (Notes 3 and 13)	1,762,168	1,655,110
CONSTRUCTION IN PROGRESS (Note 14)	233,299	119,636
INTANGIBLES, net (Notes 3 and 15)	892,995	916,920
OTHER LONG TERM ASSETS (Note 3)	37,382	28,996

	$3,884,920	$3,536,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 16)	$438,081	$383,167
Trade payables (Note 17)	208,890	302,039
Due to related parties (Notes 3 and 18)	2,811	3,626
Taxes payable (Notes 3 and 20)	—	130
Deferred tax liabilities (Notes 3 and 20)	21,103	—
Other current liabilities and accrued expenses (Note 19)	271,194	303,425

Total current liabilities	942,079	992,387
LONG TERM BORROWINGS (Note 21)	1,600,676	1,218,903
LONG TERM LEASE OBLIGATIONS (Notes 3 and 22)	34,472	27,103
RETIREMENT PAY LIABILITY (Note 3)	3,545	4,737
DEFERRED TAX LIABILITIES (Notes 3 and 20)	3,491	—
MINORITY INTEREST (Note 3)	12	896
OTHER LONG TERM LIABILITIES	5,838	6,792
SHAREHOLDERS’ EQUITY
Common stock
Par value one thousand TL; authorized, issued and outstanding 240,000,000,000 shares in 2000 and 500,000,000,000 shares in 2001 (Note 23)	458,239	636,116
Additional paid in capital	—	178
Advances for common stock	141	119
Legal reserves	5	5
Accumulated other comprehensive loss (Note 3)	(1,049)	(1,875)
Retained earnings	837,471	650,682

Total shareholders’ equity	1,294,807	1,285,225

COMMITMENTS AND CONTINGENCIES (Note 28)
	$3,884,920	$3,536,043

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(In thousands, except share data)

	1999	2000	2001

Revenues (Notes 3 and 24)	$1,580,822	$2,224,940	$1,786,910
Direct cost of revenues (Note 3)	(679,404)	(1,197,175)	(1,173,743)

Gross profit	901,418	1,027,765	613,167
General and administrative expenses (Note 25)	(103,706)	(187,878)	(130,681)
Selling and marketing expenses (Note 26)	(223,740)	(414,250)	(265,249)

Operating income	573,972	425,637	217,237
Income from related parties, net (Note 27)	1,334	2,450	2,508
Interest income	31,787	94,654	97,268
Interest expense (Note 3)	(143,068)	(251,174)	(305,069)
Other income (expense), net	3,137	9,703	(5,135)
Equity in net loss of unconsolidated investees (Notes 3 and 12)	(8,205)	(31,645)	(51,316)
Gain on sale of affiliates (Note 12)	—	44,244	—
Minority interest (Note 3)	176	(316)	389
Translation loss (Note 3)	(98,336)	(21,953)	(151,454)

Income (loss) before taxes	360,797	271,600	(195,572)
Income tax benefit (expense) (Notes 3 and 20)	8,282	(43,693)	8,783

Net income (loss)	$369,079	$227,907	$(186,789)

Basic and diluted earnings (loss) per common share (Notes 3 and 23)	$0.00083	$0.00051	$(0.00040)

Weighted average number of common shares outstanding (Notes 3 and 23)	442,110,371,918	443,740,603,721	470,348,717,330

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(In thousands)

	1999	2000	2001

Operating Activities:
Net income (loss)	$369,079	$227,907	$(186,789)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	141,023	299,632	393,795
Provision for retirement pay liability	905	1,898	1,192
Provision for inventories	—	—	2,376
Provision for doubtful receivables	39,816	83,143	(35,067)
Provision for income taxes	(77)	520	130
Equity in net loss of unconsolidated investees	8,205	31,645	51,316
Increase in minority interest	1,594	327	884
Gain on sale of affiliates	—	(44,244)	—
Deferred taxes	(7,277)	30,982	(24,594)
Changes in assets and liabilities:
Trade receivables	(112,253)	(166,550)	102,682
Due from related parties	(1,213)	(82,201)	(60,673)
Inventories	(4,270)	(8,332)	1,872
Prepaid expenses	(8,868)	(18,995)	10,105
Other current assets	(2,814)	(18,707)	(13,067)
Advances to related parties	(2,338)	2,080	1,020
Other long term assets	1,077	(3,422)	27
Due to related parties	5,999	(6,815)	815
Accrued income	(50,225)	3,828	1,878
Accrued expense, net	83,626	12,258	29,708
Trade payables	(100,146)	(66,042)	4,464
Other current liabilities	27,724	63,206	5,672
Other long term liabilities	—	5,838	958

Net cash provided by operating activities	389,567	347,956	288,704
Investing Activities:
Additions to fixed assets	(756,321)	(824,680)	(163,406)
Reductions in (additions to) construction in progress	(38,831)	40,447	113,663
Additions to intangibles	(178,324)	(192,593)	(58,571)
Investments in investees	(10,922)	(4,698)	(51,598)

Net cash used for investing activities	(984,398)	(981,524)	(159,912)
Financing Activities:
Proceeds from issuance of and advances for common stock	3,183	247,128	178,033
Proceeds from issuance of long and short term debt	955,311	1,018,869	58,991
Payment on long and short term debt	(169,668)	(526,840)	(495,678)
Net decrease (increase) in debt issuance expenses	(40,132)	10,762	18,932
Payment on lease obligations	(6,022)	(7,712)	(9,321)
Increase in lease obligations	6,969	5,997	—

Net cash provided by (used for) financing activities	749,641	748,204	(249,043)

Net increase (decrease) in cash	154,810	114,636	(120,251)
Cash at the beginning of year	93,919	248,729	363,365

Cash at the end of year	$248,729	$363,365	$243,114

Supplemental cash flow information:
Interest paid	101,832	163,610	209,446
Taxes paid	93	16	—
Non-cash investing activities-
Accrued capital expenditures	109,655	132,885	88,685
Sale and purchase of investments	—	90,000	—
Non-cash financing activities-
Issuance of common shares subscribed and paid-up in 1998	19,011	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(In thousands, except share data)

								Accumulated
	Common stock		Additional					other	Total
			paid in	Advances for	Legal	Comprehensive	Retained	comprehensive	shareholders’
	Shares	Amount	Capital	common stock	reserves	income (loss)	earnings	income (loss)	equity

Balances at January 1, 1999	73,046,511,628	$188,759		$19,310	$1,543		$240,968	$61	$450,641
Advances for increase in common stock				3,183					3,183
Issuance of common stock	14,203,488,372	22,194		(22,194)					—
Transfer to legal reserves					483		(483)		—
Comprehensive income:
Net income						369,079	369,079		369,079

Other comprehensive loss:
Translation adjustment						(2,934)		(2,934)	(2,934)

Comprehensive income						366,145

Balances at December 31, 1999	87,250,000,000	$210,953		$299	$2,026		$609,564	$(2,873)	$819,969
Issuance of common stock	152,750,000,000	247,286		(158)					247,128
Sale of affiliates					(2,021)	2,873		2,873	852

Comprehensive income:
Net income						227,907	227,907		227,907

Other comprehensive loss:
Translation adjustment						(1,049)		(1,049)	(1,049)

Comprehensive income						229,731

Balances at December 31, 2000	240,000,000,000	$458,239		$141	$5		$837,471	$(1,049)	$1,294,807

Issuance of free shares	23,766,255,000								—
Issuance of common stock	236,233,745,000	177,877							177,877
Additional paid in capital			$178						178
Comprehensive loss:
Net loss						(186,789)	(186,789)		(186,789)
Other comprehensive loss:
Translation adjustment						(826)		(826)	(826)

Comprehensive loss						(187,615)			—

Other				(22)					(22)

Balances at December 31, 2001	500,000,000,000	$636,116	$178	$119	$5		$650,682	$(1,875)	$1,285,225

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND

ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(1)  Business:

      Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell — Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey. Turkcell and Türk Telekomünikasyon A.S. (Türk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993 which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Türk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Türk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transportation and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25-year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. In May 2001, the Turkish Ministry’s power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. The Turkish Supreme Court (Danistay) refused some of the terms of this agreement and parties revised some of the terms. The Company signed the revised License Agreement on February 12, 2002. Pursuant to Danistay’s examination, Telecommunications Authority signed the revised License Agreement on February 13, 2002, which became valid thereafter. In the revised License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

      As of December 31, 2001, Kibris Mobile Telekomünikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.S. (Corbuss), Turktell Bilisim Servisleri A.S. (Turktell), Hayat Boyu Egitim A.S. (Hayat), Kibrisonline Limited Sirketi (Kibrisonline), Bilisim ve Egitim Teknolojileri A.S. (Bilisim), Digikids Interaktif Çocuk Programlari Yapimciligi ve Yayinciligi A.S. (Digikids) and Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (Mapco) (the subsidiaries) are consolidated subsidiaries, owned 100.00%, 99.85%, 99.44%, 99.96%, 74.97%, 60.00%, 99.96%, 59.98% and 77.50%, respectively, by Turkcell or the subsidiaries (2000: Kibris Telekom, Global, Corbuss, Turktell, Hayat and Kibrisonline are consolidated subsidiaries, owned 100.00%, 99.99% 99.44%, 99.96%, 67.50% and 50.00%, respectively, by Turkcell or the subsidiaries).

      Kibris Telekom was incorporated on March 25, 1999 for the purpose of constructing and operating a GSM network in Northern Cyprus. Kibris Telekom and the Ministry of Prosperity and Transportation of the Turkish Republic of Northern Cyprus were parties to a revenue sharing agreement, which covers a period of 10.5 years commencing on March 25, 1999. According to the Revenue Sharing Agreement, revenues billed for subscription fees, monthly fixed fees, incoming and outgoing calls are shared at a ratio of 50% between

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

the parties. At December 31, 2001, the share capital of Kibris Telekom was fully paid in cash by the amount of $26,008.

      Global was incorporated on October 1, 1999 for the purpose of establishing databases and call centers, and publishing and distributing telephone directories. At December 31, 2001, the share capital of Global was fully paid in cash by the amount of $26,004.

      Corbuss and Turktell were incorporated on June 13, 2000 for the purpose of rendering services related to information technologies such as Wireless Application Protocol (WAP) and Value Added GSM Services (VAS). At December 31, 2001, Corbuss’ and Turktell’s paid-in capital are $1,391 and $1,141, respectively.

      Hayat was incorporated on June 7, 2000 to provide educational digital broadcasting services for children. As of December 31, 2001, the paid-in capital of Hayat is $5.

      Kibrisonline was incorporated on July 10, 2000 to provide internet services. At December 31, 2001, the paid-in capital of Kibrisonline is $0.003.

      Bilisim was incorporated on July 24, 2000 to provide educational services through internet. As of December 31, 2001, the paid-in capital of Bilisim is $0.003.

      Digikids was incorporated on July 14, 2000 to provide entertainment services for children via internet and television. At December 31, 2001, the paid-in capital of Digikids is $457.

      Mapco and Platco Internet ve Iletisim Altyapi Hizmetleri A.S. (Platco) were incorporated on November 14, 2000 to provide internet services through any means of wireless communication. These companies having identical ownership structures merged on December 26, 2001 under the legal structure of Mapco. At December 31, 2001, the paid-in capital of Mapco is $5,610.

      As of December 31, 2001, Fintur Holdings B.V. (Fintur) and Siber Egitim ve Iletisim Teknolojileri A.S. (Siber Egitim) are equity investees (2000: Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco).

      In November 1999, the articles of association of Fintur have been amended in order to reflect a change in its operations (described in Note 12) and an increase in the share capital from Dutch Guilders 250 thousand to Euro 500 thousand. On February 11, 2000, Fintur became a wholly owned subsidiary of Turkcell. After the Fintur restructuring in June 2000 (described below and in Note 12), Turkcell’s ownership in Fintur decreased to 25%. At December 31, 2001, the share capital of Fintur was paid fully in cash by the amount of $538,118.

      On May 31, 2000, Turkcell contributed its 51% interest in GSM Kazakhstan LLP OAO Kazakhtelekom (GSM Kazakhstan), the Kazakstani GSM network operator, and on June 5, 2000, Turkcell contributed its entire 87% interest in Azertel Telekomünikasyon Yatirim Dis Ticaret A.S. (Azertel), the company that holds a 64.3% interest in Azercell Telekom B.M. (Azercell), the Azeri GSM network operator, and also contributed its 99.92% ownership interest in Gürtel Telekomünikasyon Yatirim ve Dis Ticaret A.S. (Gürtel), the company that owned a 78% interest in Geocell Ltd (Geocell), the Georgian GSM network operator, its 66% interest in Moldcell S.A. (Moldcell), the Moldavian GSM network operator, and its entire 100% interest in Digital Platform Iletisim Hizmetleri A.S. (Digital Platform), its digital television distribution subsidiary, to Fintur, by decreasing its 100% ownership in Fintur to 25% in exchange for its investments in the other businesses, assets and cash which have been contributed into Fintur by Çukurova Group and Sonera Group companies (Note 12).

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Siber Egitim was incorporated on September 4, 2000 to provide educational services through television and internet. At December 31, 2001, the ownership interest of Turkcell and the subsidiaries in Siber Egitim is 49.98%. At December 31, 2001, the paid-in capital of Siber Egitim is $490.

(2)	Financial Position and Basis of Preparation of Financial Statements:

      Turkcell and the subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States. The financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 present the consolidated financial position and consolidated results of operations of the Company.

      At December 31, 2001 current liabilities exceeded current assets by $248,720. This matter may raise doubt about the Company’s ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. Management believes that the Company will generate sufficient operating cash flows to continue as a going concern. In addition, on March 5, 2002, Yapi ve Kredi Bankasi A.S. (Yapi Kredi), a shareholder and one of the largest Turkish banks, has committed to provide a cash loan facility, with market rates, up to $200,000 to the Company over the next twelve months. Also, on March 6, 2002, Vakiflar Bankasi TAO (Vakifbank) provided a letter of intent to extend the principal repayments of existing borrowings amounting to $42,857 and $57,143 that are due in 2002 and 2003, respectively, for twelve months subsequent to their initial maturities. Further, on March 7, 2002, Türkiye Garanti Bankasi A.S. (Garanti) provided a letter of intent to extend the principal repayments of existing borrowings amounting to $75,000 that are due in 2002 for twelve months subsequent to their initial maturities. Management will consider making such extensions if necessary. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      In its statutory financial statements prepared in accordance with local commercial and tax regulations, Turkcell has generated negative cash flows and losses from operating activities as of December 31, 2000 and 2001. Interest expense and exchange losses associated with financing the business have contributed to the negative cash flows and operating losses as well as tax saving accounting treatments applied by Turkcell in its statutory financial statements. In accordance with Turkish commercial legislation, Turkcell is required to maintain certain minimum levels of shareholders’ equity in its statutory financial statements. In connection with the recapitalization as described in Note 23, Turkcell has met those minimum requirements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(3)	Summary of Significant Accounting Policies:

      Significant accounting policies followed in the preparation of the consolidated financial statements referred to above are set out below:

(a)	Revenue and expense recognition

Revenues:

      Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

      Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

      Subsequent to the acquisition of the License and through the third quarter of 2000, subscription fees, simcard and prepaid simcard sales were recognized upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess subscription fees, simcard and prepaid simcard sales, if any, were deferred and amortized over the estimated effective customer life. Subsequent to March 2000, subscription fees were no longer charged to customers.

      The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. SAB 101 establishes more clearly defined revenue recognition criteria than previously existing accounting pronouncements, and specifically addresses revenue recognition requirements for non-refundable fees, such as activation fees, collected by a company upon entering into an arrangement with a subscriber, such as an arrangement to provide telecommunication services. SAB 101 is effective for the last quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 effective October 1, 2000. The adoption of SAB 101 did not have a material impact on the Company’s consolidated financial position or results of operations.

Expenses:

      Direct costs of revenues mainly include transmission fees, base station rents, depreciation and amortization charges and technical, repair and maintenance expenses directly related to services rendered.

      Direct cost of subscription fees, simcard and prepaid simcard sales include activation fees paid to dealers, certain customer acquisition costs, cost of simcard sales and simcard subsidies. Selling and marketing and general and administrative costs are charged to expenses as incurred.

      In July 2000, Turkcell introduced a customer loyalty (point) program. This program was terminated in August 2001. At the end of August 2001, a new program has started. Initially, it was decided that this program will terminate on August 31, 2002. However, with a prior announcement, Turkcell may terminate or extend this program at any time without any reason. In the program, Turkcell awards points to its postpaid subscribers based on amount of billings. Subscribers can redeem specified quantities of points for free product or services. Free products and services include those provided by third parties that are paid by Turkcell and free airtime for calls, messages, secretary, etc. provided by Turkcell. As of December 31, 2001, Turkcell has provided for loyalty program based on its estimated redemption rates based upon historical data

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

showing that as of December 31, 2001 (for the period from July 2000 to December 2001), it is calculated that approximately 9% of total points awarded was redeemed by the subscribers.

(b)  Principles of consolidation

      As of December 31, 2001, the consolidated financial statements include the accounts of Turkcell and nine (2000: six) majority owned subsidiaries. Investments in Fintur and Siber Egitim (2000: Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco) are included under the equity method of accounting (Note 12).

      The major principles of consolidation are as follows:

•	All significant intercompany balances and transactions have been eliminated in consolidation.

•	Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(c)	Principles of translation of the financial statements into US Dollar

      Turkcell and the subsidiaries record transactions in their local currencies, which represent their functional currency. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in foreign currencies are converted into Turkish Lira at the exchange rates ruling at balance sheet date, with the resulting exchange differences recognized in the determination of net income.

      Financial statements of Turkcell, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Bilisim, Digikids and Mapco (2000: Turkcell, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline) have been translated into US Dollar, the reporting currency, in accordance with the relevant provisions of Statement of Financial Accounting Standard (SFAS) No. 52 “Foreign Currency Translation” as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and nonmonetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of the financial statements into US Dollar are included in the determination of net income, as “Translation loss”.

      Fintur and Siber Egitim (2000: Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco) are unconsolidated subsidiaries accounted for under the equity method of accounting. Financial statements of these companies have been translated into US Dollar, the reporting currency of the Company, in accordance with the relevant provisions of SFAS No. 52 as applied in highly inflationary economies. All foreign exchange adjustments resulting from translation of the financial statements of Fintur (2000: Fintur) into US Dollar are included in a separate section of shareholders’ equity titled “Accumulated other comprehensive loss”.

(d)	Fixed assets and intangibles

      Fixed assets and intangibles are stated at cost. Leases of plant and equipment under which the Company assumes substantially all the risks and the rewards incidental to ownership are classified as finance leases. Other leases are classified as operating leases.

      Finance leases are recognized in the balance sheet by recording an asset and liability equal to the present value of minimum lease payments at the inception of the lease. Capitalized finance leases are depreciated

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

over the estimated useful life of the asset or the lease term where appropriate. Lease liabilities are reduced by repayments of principal, while the interest charge component of the lease payment is charged to income.

      Depreciation and amortization is provided using straight-line method at rates established based on the estimated economic lives of the related assets. The annual rates used approximate the estimated economic lives of the related assets and are as follows:

Buildings	4.0%
Machinery and equipment	12.5%-25.0%
Furniture, fixture and equipment	20.0%-25.0%
Motor vehicles	20.0%-25.0%
Leasehold improvements	20.0%
Intangibles	4.0%-12.5%

      Major renewals and betterments are capitalized and depreciated/ amortized over the remaining useful lives of the related assets. Maintenance, repairs and minor renewals are expensed as incurred.

      When assets are otherwise disposed of, the costs and the related accumulated depreciation or amortization are removed from the accounts and resulting gain or loss is reflected in net income.

(e)  Inventories

      Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. At December 31, 2000 and 2001, inventories consisted of simcards and scratch cards (finished goods) amounting to $16,402 and $12,154, respectively.

(f)  Income taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company’s deferred tax assets and liabilities have been remeasured into US Dollar in accordance with the provisions of SFAS No. 109 and the transaction gains and losses that result from such remeasurement have been included within the translation loss in the consolidated financial statements.

(g)  Use of estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables and valuation allowances on deferred tax assets.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(h) Transactions with related parties

      For reporting purposes, investee companies and their shareholders, shareholders of Turkcell and the subsidiaries and the companies that the shareholders have a relationship with are considered to be related parties.

(i)  Impairment of long-lived assets

      The Company adopted the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on January 1, 1996”. The Company assesses impairment of its long-lived assets and intangibles wherever facts or circumstances indicate the carrying amounts may not be recoverable. The Company compares the carrying value of such assets to the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected cash flows (undiscounted and without charges) is less than the carrying amount of the asset, the Company recognizes an impairment loss on the assets. There was no such impairment in any of the periods presented in the consolidated financial statements.

(j)  Earnings per share

      The Company adopted SFAS No. 128, “Earnings Per Share”. In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share for all periods presented, as the Company has no common stock equivalents. The weighted average number of common shares outstanding and earnings per share information have been retroactively restated to reflect the recapitalization as described in Note 23.

(k)  Comprehensive income

      The Company adopted SFAS No. 130, “Reporting Comprehensive Income”, which requires the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company’s comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders’ equity for the period. Comprehensive income (loss) for the years ended December 31, 1999, 2000 and 2001 were $366,145, $229,731 and ($187,615), respectively.

(l)  Segment reporting

      The Company adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”. This statement requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(m) Derivative instruments and hedging activities

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. As of December 31, 2001, the Company did not have any freestanding or embedded derivatives. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Company’s consolidated financial position or results of operations.

(n) Accounting for computer software

      In January 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The Company adopted SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company’s consolidated financial statements.

(o)  Reporting on the costs of start-up activities

      The AICPA issued Statement of Position 98-5, “Reporting on the Costs of Start-up Activities” (SOP 98-5) in April 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company adopted SOP 98-5 effective January 1, 1999. The adoption of SOP 98-5 did not have a material impact on the Company’s consolidated financial statements.

(p)  Retirement pay liability

      Under the terms of the existing labour law in Turkey, the Company is required to make lump-sum payments to employees who have completed one year of service and whose employments are terminated without due course, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum approximately $0.68 per year of employment at the rate of pay applicable at the date of retirement or termination.

(q)  Deferred financing cost

      Certain financing costs associated with the borrowings of funds are deferred. Deferred financing costs are recorded in other current assets $14,123 and other long-term assets $27,934 in the accompanying consolidated balance sheet at December 31, 2001 (2000: $24,701 and $36,288). These assets are amortized over the terms of the related borrowings as an adjustment to interest expense in the accompanying statements of operations.

(4)  New Accounting Standards Issued

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

      The Company is required to adopt the provisions of SFAS No. 141 immediately for acquisitions occurring subsequent to June 30, 2001 and the provisions of SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Before the full adoption of SFAS No. 142, goodwill and intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 accounting literature.

      SFAS No. 141 will require upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle.

      In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill (and equity-method goodwill) is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company’s statement of earnings.

      As of December 31, 2001, the Company has unamortized identifiable intangible assets in the amount of $1,155,235, all of which will be subject to the transition provisions of SFAS No. 141 and 142. Amortization

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

expense related to intangible assets was $71,601 and $93,425 for the years ended December 31, 2000 and 2001, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these SFAS on the Company’s financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Management has not determined the impact, if any, of the adoption of SFAS No. 143 on the Company’s consolidated financial position or results of operations.

      On October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management’s ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. Management has not determined the impact, if any, of the adoption of SFAS No. 144 on the Company’s consolidated financial position or results of operations.

      In 2001, the Emerging Issues Task Force (EITF) within FASB discussed EITF 00-14 “Accounting for Certain Sales Incentives”, EITF 00-22 “Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”, which in November 2001 led to the publication of EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” EITF 00-14, 00-22 and 00-25 are concerned with the extent to which different types of considerations or benefits to retailers or customers shall be reported as reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations are effective for annual or interim periods beginning after December 31, 2001. This EITF will result in certain expenses being netted against revenues. Management has not determined the impact of the adoption of these regulations on the Company’s consolidated financial statements.

(5)	Fair Value of Financial Instruments:

      The Company’s financial instruments consist of cash and cash equivalents, trade receivables and accrued income, short and long term borrowings and trade payables.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a)	Cash and cash equivalents, trade receivables and accrued income and trade payables

      The carrying amounts approximate fair value because of the short maturity of those instruments.

(b)	Short and long term borrowings

(i)	Bank facilities: The carrying amount approximates fair value because the interest rate varies based on the London interbank offer rates.

(ii)	Loans under the Issuer Credit Agreement: The fair value is estimated based on the quoted market prices.

(iii)	Borrowings from Akbank: The carrying amount approximates fair value because the interest rate varies based on the London interbank offer rates.

(iv)	Other long term borrowings: For other long term borrowings, a reasonable estimate of fair value could not be made because they are unique in nature and no information is readily available.

(v)	Other short term bank loans and overdrafts: The carrying amount approximates fair value because of the short maturity of those instruments.

      The estimated fair values of the Company’s financial instruments at December 31, 2000 and 2001 are as follows:

	December 31, 2000		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$363,365	$363,365	$243,114	$243,114
Trade receivables and accrued income	325,636	325,636	256,143	256,143
Short term borrowings
Practicable to estimate fair value	393,813	393,813	250,117	250,117
Not practicable	44,268	—	133,050	—
Trade payables	208,890	208,890	302,039	302,039
Long term borrowings
Practicable to estimate fair value	1,470,167	1,436,917	1,071,444	989,444
Not practicable	130,509	—	147,459	—

(6)  Cash and Cash Equivalents:

      Cash and cash equivalents of $363,365 and $243,114 at December 31, 2000 and 2001, respectively, consist of cash on hand, demand deposits at banks and time deposits at banks. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with initial maturities of one month or less to be cash equivalents.

      At December 31, 2001, cash and cash equivalents amounting to $203,903 (2000: $234,939) were deposited in the banks which are owned and controlled by Çukurova Holding A.S., a shareholder of the Company.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(7)  Trade Receivables and Accrued Income, net:

      At December 31, 2000 and 2001, the breakdown of trade receivables and accrued income is as follows:

	December 31,	December 31,
	2000	2001

Receivables from subscribers	$339,312	$193,558
Receivable from Türk Telekom	26,083	50,810
Accounts and checks receivable	19,556	37,901

	384,951	282,269
Accrued service income	86,754	84,876
Allowance for doubtful receivables	(146,069)	(111,002)

	$325,636	$256,143

      The Company has a receivable from Türk Telekom at December 31, 2000 and 2001, which represents amounts that are due from Türk Telekom under the Interconnection Agreement (Note 28). The Interconnection Agreement provides that Türk Telekom will pay Turkcell for Türk Telekom’s fixed-line subscribers’ calls to Turkcell’s GSM subscribers.

      The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

      Additionally, based on the decision of the Court of Appeal related to Turk Telekom Interconnection Dispute, management and legal counsel of the Company believes that no further provision for the 15% fund payments will be required and thus the Company reversed the unpaid two installments related to March-August period in 2000 amounting $12,887 as of December 31, 2001 by increasing the receivables from Türk Telekom with the same amount. For the paid amounts in 2000, the Company recorded an accrued income amounting $23,287 as of December 31, 2001 (Note 28).

      Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

      Movements in the allowance for doubtful receivables were as follows:

	December 31,	December 31,
	2000	2001

Beginning balance	$62,926	$146,069
Provision for doubtful receivables	98,979	59,640
Effect of change in exchange rate	(15,836)	(94,707)

Ending balance	$146,069	$111,002

      As a result of earthquakes in the Marmara Region on August 17 and November 12, 1999, all communication companies in Turkey decided to defer the collection of their receivables from subscribers living in the Marmara Region (Sakarya, Kocaeli, Bolu and suburbs) until February 29, 2000. The Company charges no interest on these receivables. Such receivables amounted to $1,526 as of December 31, 2001 (2000: $4,268). The Company provided an allowance for the full amount of such receivables and also other doubtful receivables identified based upon past experience in its consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(8)  Due from Related Parties:

      As of December 31, 2000 and 2001, the balance comprised:

	December 31,	December 31,
	2000	2001

Fintur (Note 12)	$18,926	63,158
A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)	36,069	35,011
Digital Platform	3,005	21,379
KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK)	—	13,436
Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)	20,585	8,677
GSM Kazakhstan	533	4,167
Sonera Corporation Inc.	3,225	3,262
Azercell	1,647	2,940
Geocell	754	2,555
Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline)	469	2,150
Azertel	9,745	1,755
Çukurova Investments N.V. (Çukurova Investments)	1,787	1,735
Milleni.com GmbH (Milleni.com)	—	1,659
Gürtel	2,187	1,264
Mobicom Bilgi Iletisim Hizmetleri A.S. (Mobicom)	2,175	434
Moldcell	1,214	417
Other	11,539	449

	$113,860	164,448

      Due from Fintur mainly consisted of advances given for restructuring of Fintur and the invoices issued to Fintur regarding the expenses made on behalf of Fintur (Note 30).

      Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company (Note 27).

      Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships. (Note 27).

      Due from KVK mainly resulted from simcard and prepaid card sales to this company (Note 27).

      Due from Asli Gazetecilik resulted from advances given for making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines owned by Çukurova Group (Note 27).

      Due from GSM Kazakhstan mainly resulted from sales of GSM equipment and roaming receivables (Note 27).

      Due from Sonera Corporation Inc. and Çukurova Investments resulted from the allocation of certain expenses made on behalf of these shareholders during the public offering.

      Due from Azercell resulted from roaming receivables and consultancy services given to this company.

      Due from Geocell mainly resulted from roaming receivables and sales of GSM equipment.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Due from Superonline mainly resulted from receivables from call center revenues (Note 27).

      Due from Azertel mainly resulted from the payment made to Azerbaijan Ministry of Communication for the 1997 profit guarantee of Azercell. As of December, 2001, the Company classified such guarantee payment amounting to $10,085 to long term receivables (Note 11).

      Due from Milleni.com mainly resulted from interconnection receivables (Note 27).

      Due from Gürtel resulted from the equipment sales made to Geocell.

      Due from Mobicom resulted from rents paid by Turkcell on behalf of this company.

      Due from Moldcell mainly resulted from simcard sales and sales of GSM equipment.

(9)  Other Current Assets:

      At December 31, 2000 and 2001, the balance comprised:

	December 31,	December 31,
	2000	2001

Deferred financing costs (Note 3)	$24,701	14,123
Blocked deposits	156	11,403
Advances to suppliers	4,413	8,245
Prepaid taxes	6,722	5,078
Value added tax receivable	1,439	393
Other	7,045	7,723

	$44,476	46,965

(10) Prepaid Expenses:

      At December 31, 2000 and 2001, balances mainly comprised prepaid rent, insurance and maintenance expenses.

(11) Due From Related Parties — Long Term

      At December 31, 2001, the balance represented an amount due from Azertel mainly resulted from the payment made by Azertel on behalf of Azercell to the Azerbaijan Ministry of Communication as profit guarantee for 1997, in accordance with Article 13 of the GSM contract dated 19 January 1996 (Note 8).

      Under an amendment made in 1998 to the original contract, the dividend guarantee was cancelled and advance payments on amounts already distributed as dividends for 1997 were repayable to Azercell. This balance is to be offset against future dividends and due to Azertel and Turkcell in the current and future years.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(12) Investments:

      At December 31, 2000 and 2001, investments in associated companies were as follows:

	December 31,	December 31,
	2000	2001

Fintur	$58,679	58,229
Siber Egitim	154	100
Mapco	785	—
Platco	450	—

	$60,068	58,329

      At December 31, 2000, the Company’s ownership interest in Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco were 25.00%, 35.00%, 55.00%, 42.50%, 58.75%, and 58.75%, respectively. Investments in Digikids, Bilisim, Siber Egitim, Mapco, Platco and Fintur were accounted for under the equity method of accounting.

      At the Board of Directors Meeting of Turkcell held on April 28, 1999, it was agreed to form a holding company in The Netherlands. The new holding company, would mainly engage in participating in the capital and management of companies providing communication, internet, multi-media and data transfer services. On February 11, 2000, the Company paid Euro 120 thousand and capitalized a 100% owned subsidiary, Fintur. Subsequently, a decision was made with Çukurova Holding A.S., Çukurova Investments and Yapi Kredi (collectively “Çukurova Group”) and Sonera Group companies to jointly own Fintur where it was agreed to increase share capital of Fintur to $360,000 and affect the following business combination:

      Sonera Corporation Inc. contributed $127,100 in cash to Fintur in exchange for approximately 35% of the equity in Fintur. Çukurova Holding A.S. contributed $48,000 of its interests in three corporations (99.99% of Topaz, 70.00% of Mobicom and 79.97% of Verinet Uydu Haberlesme Sanayi ve Ticaret A.S.) to Fintur in exchange for 12.7% of the equity in Fintur and $2,400 in cash. Çukurova Investments contributed $70,000 of its interest in one corporation (50% of Superonline) to Fintur in exchange for 7.6% of the equity in Fintur and $42,700 in cash. Yapi Kredi contributed $72,000 worth of its interest in two corporations (50% of Superonline and 10% of Mobicom) to Fintur in exchange for 19.4% of the equity in Fintur and $2,000 in cash.

      The Company contributed to Fintur (i) its 87% interest in Azertel, the company that holds a 64.3% interest in Azercell, the Azeri GSM network operator, (ii) its 99.92% interest in Gürtel, the company that owned a 78% interest in Geocell, the Georgian GSM network operator and (iii) its 100% interest in Digital Platform, its digital television distribution subsidiary. The Company also contributed its 51% interest in GSM Kazakhstan, the Kazakstani GSM network operator and its 66% interest in Moldcell, the Moldavian GSM network operator. In exchange for the contribution to Fintur of its interests in these businesses, Turkcell acquired a 25% interest in Fintur, with a fair value of $90,000. The Company is accounting for its interest in Fintur under the equity method as from the date of the restructuring. As a result of the Fintur restructuring, the Company recognized the gain on sale of affiliates of $44,244 (excluding related tax expense of approximately $16,600) in June 2000 based upon 75% of the book value of its interest in the businesses contributed to Fintur ($31,000 at 75% equaling $23,300) and 75% of the fair value of its interest in Fintur ($90,000 at 75% equaling $67,500) (Note 1).

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      At the Board of Directors meeting held on October 11, 2000, it was resolved that the Company contributes Euro 38.4 million to the share capital increase of Fintur. The contribution of the Company has been paid and the issue of new shares has been completed on March 27, 2001.

      At the Board of Directors meeting held on December 13, 2000, it was resolved that the Company acquires 500,000 shares of Mapco and 500,000 shares of Platco owned by Superonline (a subsidiary of Fintur), with a par value of one million TL each for TL 500 billion each. After the acquisition, the ownership interest of the Company in Mapco and Platco increased to 70.00%. These two companies having identical ownership structures, merged on December 26, 2001, under the legal structure of Mapco.

      At December 31, 2001, the Company’s ownership interest in Fintur and Siber Egitim were 25.00% and 49.98%, respectively. Investments in Fintur and Siber Egitim were accounted for under the equity method of accounting.

      At the Board of Directors meeting of Turktell held on January 19, 2001, it was resolved that Turktell acquire a total of 599,998 shares of Bilisim (299,999 and 299,999 shares owned by Superonline and Digital Platform, respectively) a total of 104,998 shares of Digikids (44,999 and 59,999 shares owned by Superonline and Digital Platform, respectively), a total of 24,998 shares of Hayat (12,499 and 12,499 shares owned by Superonline and Digital Platform, respectively) and a total of 99,998 shares of Siber Egitim (49,999 and 49,999 shares owned by Superonline and Digital Platform, respectively) with a par value of one million TL each in exchange for the nominal share capital paid by Superonline and Digital Platform (TL 104,998 million for Digikids, TL 3,125 million for Hayat paid by Superonline only and TL 25,000 million for Siber Egitim). Turktell will also pay the share capital commitment of the acquired shares. In addition, at the Board of Directors of Turktell held on May 3, 2001, it was resolved that Turktell acquires 899,999 shares of Bilisim owned by Bilgi Iletisim Yayincilik Egitim Hizmetleri Iç ve Dis Ticaret A.S. (Bilgi Iletisim) with a par value of one million TL each for free but Turktell will pay the share capital commitment of acquired shares. After these acquisitions, the ownership interest of the Company in Bilisim, Digikids, Hayat and Siber Egitim increased to 99.96%, 59.98%, 74.97% and 49.98%, respectively.

      At the Board of Directors meeting held on May 16, 2001 and June 8, 2001, it was resolved that the Company contributes Euro 18.8 million to the share capital increase of Fintur. The contribution of the Company has been paid on September 21, 2001 however legal procedures related to this capital increase will be completed in 2002.

      As of December 31, 2001, the Company has paid $61,520 to Fintur as advances for future share capital increase (Note 8).

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Aggregate summarized financial information of Azercell, Geocell, GSM Kazakhstan and Digital Pazarlama for the year ended December 31, 1999, and Azercell, Geocell, GSM Kazakhstan and Digital Pazarlama for the five month period ended May 31, 2000, and of Fintur, Mapco, Platco, Bilisim, Digikids and Siber Egitim as of and for the year ended December 31, 2000, and of Fintur and Siber Egitim as of and for the year ended December 31, 2001 are as follows:

	December 31,	December 31,
	2000	2001

Current assets	$162,915	$218,375
Noncurrent assets	738,193	781,824

	901,108	1,000,199

Current liabilities	482,704	571,604
Noncurrent liabilities	183,479	223,559
Shareholders’ equity	234,925	205,036

	$901,108	$1,000,199

	Year ended	5 months Ended	Year Ended	Year Ended
	December 31,	May 31,	December 31,	December 31,
	1999	2000	2000	2001

Revenues	$63,628	$36,601	$118,727	$327,077
Direct cost of revenues	(34,749)	(20,127)	(127,495)	(375,427)
Income (loss) before taxes	(13,415)	2,421	(118,734)	(203,590)
Net income (loss)	(15,426)	806	(123,242)	(204,969)

      $806 represents the net income for the five months ended May 31, 2000 of equity method investees, which were contributed to Fintur.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(13) Fixed Assets, net:

      As of December 31, 2000 and 2001, the analysis of fixed assets is as follows:

		December 31,	December 31,
	Useful Lives	2000	2001

Operational fixed assets:
Base terminal stations	8 years	$801,252	$890,323
Mobile switching center/Base station controller	8 years	785,571	808,683
Mini links	8 years	177,522	191,247
Supplementary system	8 years	31,066	34,492
Call center equipment	5 years	6,257	7,210
GSM services equipment	8 years	46,008	77,308

		1,847,676	2,009,263
Accumulated depreciation		(360,253)	(600,671)

Operational fixed assets, net		1,487,423	1,408,592
Non-operational fixed assets:
Land		531	531
Buildings	25 years	161,667	169,147
Furniture, fixture and equipment	4-5 years	120,084	133,300
Motor vehicles	4-5 years	8,354	6,047
Leasehold improvements	5 years	47,964	52,856

		338,600	361,881
Accumulated depreciation		(63,855)	(115,363)

Non-operational fixed assets, net		274,745	246,518

		$1,762,168	$1,655,110

      Total amount of interest capitalized on fixed assets during the years ended December 31, 1999, 2000 and 2001 amounted to $5,377, $7,267 and $2,486, respectively. Such capitalized interest is depreciated over the useful lives of the related fixed assets.

      At December 31, 2000 and 2001, total fixed assets acquired under finance leases amounted to $62,580 and $66,771, respectively. Depreciation of these assets amounted to $4,020, $3,044 and $3,370 for the years ended December 31, 1999, 2000 and 2001, respectively, and is included with depreciation expense.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(14) Construction in Progress:

      At December 31, 2000 and 2001, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31,	December 31,
	2000	2001

Turkcell-Phase 8	$202,093	$—
Turkcell-Phase 9	—	116,409
Turkcell-SDH Project	13,812	—
Kibris Telekom-GSM network	514	959
Turkcell-other projects	11,080	—
Non-operational items	5,800	2,268

	$233,299	$119,636

      As of December 31, 2000, expenditures for non-operational items mainly represented the cost of building for regional office in Istanbul acquired under finance lease. With the completion of construction and placement of assets in service, they are transferred from construction in progress to fixed assets and depreciation commenced during the year 2001.

(15) Intangibles, net:

      As of December 31, 2000 and 2001, intangibles consisted of the following:

		December 31,	December 31,
	Useful lives	2000	2001

Turkcell-License (Note 1)	25 years	$500,000	$500,000
Computer software	8 years	525,856	641,473
Transmission lines	10 years	12,134	13,762

		1,037,990	1,155,235
Accumulated amortization		(144,995)	(238,315)

		$892,995	$916,920

      The increase in computer software is principally due to expansion of the GSM network. Amortization of computer software amounted to $20,124, $50,483 and $72,122 for the years ended December 31, 1999, 2000 and 2001, respectively.

(16) Short Term Borrowings:

      At December 31, 2000 and 2001, short-term borrowings comprised the following:

	December 31,	December 31,
	2000	2001

Current portion of long term borrowings (Note 21)	$437,490	$381,773
Other short term bank loans and overdrafts	591	1,394

	$438,081	$383,167

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(17) Trade Payables:

      At December 31, 2001, the balance represents amounts due to Ericsson Telekomunikasyon A.S. (Ericsson Turkey) and Ericsson Radio Systems AB (Ericsson Sweden) of $170,194 (2000: $132,885) and $88,737 (2000: nil), respectively, resulting from fixed asset purchases, site preparation and other services and amounts due to other suppliers totalling $43,108 (2000: $76,005) arising in the ordinary course of business.

      Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively, the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey’s obligations to Turkcell.

      Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than six months prior to the expiration of the then current term, but not beyond December 31, 2005. As of December 31, 2001, the agreement was automatically extended through December 31, 2002.

(18) Due to Related Parties:

      As of December 31, 2000 and 2001, due to related parties comprised:

	December 31,	December 31,
	2000	2001

Digital Platform	$—	$1,033
Türkiye Genel Sigorta A.S. (Genel Sigorta)	399	425
Superonline	—	397
Hobim Bilgi Islem Hizmetleri A.S. (Hobim)	415	—
Other	1,997	1,771

	$2,811	$3,626

      Due to Digital Platform mainly resulted from an advance paid to Digikids for some mutual projects, which it was cancelled later. The Company will not pay this balance in cash, but will utilize as an advance in the future projects with Digital Platform.

      Due to Genel Sigorta resulted from health and life insurance premiums of the Company’s personnel.

      Due to Superonline mainly resulted from salary advances and premiums paid by Superonline to the personnel transferred to Mapco and internet services provided (Note 27).

      Due to Hobim resulted from the invoice printing services rendered by this company (Note 27).

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(19) Other Current Liabilities and Accrued Expenses:

      At December 31, 2000 and 2001, the balance comprised:

	December 31,	December 31,
	2000	2001

License fee accrual — The Turkish Treasury	$60,330	$98,318
Taxes and withholdings	75,769	70,675
Accrued interest on borrowings	54,505	45,176
Deferred income	26,267	40,930
Interconnection accrual — Türk Telekom (Note 28)	24,781	11,425
Lease obligations — short term portion (Note 22)	10,612	8,660
Selling and marketing expense accruals	11,454	8,040
Radio cost accrual	521	5,877
Roaming expense accrual	2,052	2,240
Accrued interest on lease obligations	1,241	1,534
Other	3,662	10,550

	$271,194	$303,425

      In accordance with the License Agreement ( Notes 1 and 28), Turkcell pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. The balance of $60,330 at December 31, 2000 represents the fee accrual for the months of November and December 2000. The balance of $98,318 at December 31, 2001 consists of licence fee accrual amounting to $11,154 for the month of December 2001 and licence fee accrual on interconnection revenues amounting to $87,164 including interest of $22,560 for the months of March 2001 through December 2001 (Note 28).

      Interconnection accrual at December 31, 2001 represents amounts payable under the Interconnection Agreement (Note 28). The Interconnection Agreement requires that Turkcell pays Türk Telekom for Turkcell’s GSM subscribers’ calls to Türk Telekom’s fixed-line subscribers.

      Interconnection accrual at December 31, 2000 represents additional amounts accrued which resulted from modification of the calculation method by Türk Telekom (Note 28).

(20) Taxes on Income:

      The income tax benefit (charge) is attributable to income/loss from continuing operations and consists of:

	Year Ended December 31,

	1999	2000	2001

Current tax charge	$(69)	$(6,290)	$—
Deferred tax benefit (charge)	8,351	(37,403)	8,783

Income tax benefit (charge)	$8,282	$(43,693)	$8,783

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Income tax benefit (expense) attributable to income from continuing operations was $8,282, ($43,693) and $8,783 for the years ended December 31, 1999, 2000 and 2001, respectively. These amounts are differed from the amount computed by applying the Turkish income tax rate of 33% to pretax income from continuing operations as a result of the following:

	Year Ended December 31,

	1999	2000	2001

Computed ”expected” tax benefit (expense)	$(119,063)	$(89,787)	$64,539
Non taxable translation gain	122,512	56,742	287,102
Investment tax credit	169,528	135,327	108,152
Change in valuation allowance	(159,260)	(133,009)	(419,110)
Nondeductable expenses	—	(3,910)	(13,476)
Other	(5,435)	(9,056)	(18,424)

Income tax benefit (expense)	$8,282	$(43,693)	$8,783

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 2001 are presented below:

	December 31,	December 31,
	2000	2001

Deferred tax assets:
Accrued expenses	$8,000	$18,783
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	19,233	34,572
Net operating loss carryforwards	42,370	250,520
Tax credit carryforwards (Investment tax credit)	349,653	271,698

Gross deferred tax assets	419,256	575,573
Less: Valuation allowances	(339,422)	(539,739)

Net deferred tax assets	79,834	35,834
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(78,751)	(35,834)
Other	(25,677)	—

Total deferred tax liabilities	(104,428)	(35,834)

Net deferred tax liabilities (assets)	$(24,594)	$—

      At December 31, 2001, net operating loss carryforwards are as follows:

		Expiration
Year	Amount	Date

1999	$3,739	2004
2000	49,145	2005
2001	$705,276	2006

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies (as discussed in Note 3). Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

      In 1993, 1997, 2000 and 2001, the Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $2,955,803 in qualifying expenditures, as defined in the certificates. As of December 31, 2001, the Company had incurred cumulative qualifying expenditures of approximately $2,058,317 (2000: $2,648,886), resulting in tax credit carryforwards under the certificates of approximately $271,698 (2000: $349,653), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $1,994,427 of qualifying expenditures through December 31, 2001 (2000: $2,633,287) under such certificates is indexed against future inflation.

      The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. Management believes that currently, based on a number of factors, including a history of statutory tax losses, its limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighbouring countries, and other factors, the available objective evidence creates significant uncertainty regarding the realizability of its net operating loss carryforwards and tax credit carryforwards. Accordingly, a valuation allowance of approximately $531,031 is recorded as of December 31, 2001 (2000: $339,422) for such amounts. The valuation allowance at December 31, 2000 and December 31, 2001 has been allocated between current and non-current deferred tax assets on a pro rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not that the net deferred tax asset of approximately $35,834 as of December 31, 2001 (2000: $79,834) will be realized through reversal of taxable temporary differences. Changes in valuation allowances mainly result from changes in management’s projections on recoverability of certain deferred tax assets.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(21) Long Term Borrowings:

      At December 31, 2000 and 2001, long term borrowings comprised:

	December 31,	December 31,
	2000	2001

Loan under the 1999 Issuer Credit Agreement	$400,000	400,000
1999 Bank Facility	488,889	366,667
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
Akbank T.A.S. (Akbank)	250,000	250,000
Garanti -Malta	150,000	150,000
Vakifbank	100,000	100,000
Nordbanken — Stockholm (Nordbanken)	34,198	24,757
London Forfaiting Company	25,900	3,500
Yapi Kredi Bankasi-Bahrain (Yapi Kredi)	4,500	3,500
AB Svensk Exportcredit (AB Svensk)	4,504	2,252
1998 Bank Facility	270,000	—
BB Aval GmbH (BB Aval)	10,175	—

	2,038,166	1,600,676
Less: Current portion of long term borrowings (Note 16)	(437,490)	(381,773)

	$1,600,676	1,218,903

      The Company has short and long term credit lines with local and foreign banks. At December 31, 2001, unused credit lines do not exist. In the years ended December 31, 2000 and 2001, the average amounts outstanding were $1,744,191 and $1,841,712, respectively. On March 5, 2002, Yapi Kredi has committed to provide a cash loan facility up to $200,000 to the Company over the next twelve months.

1998 Bank Facility

      In April 1998, the Company obtained a $575,000 bank facility of which was paid as of December 31, 2001. The bank facility was obtained to pay the license fee to the Turkish Ministry, to provide working capital to the Company, to finance capital expenditures and to refinance amounts previously borrowed by the Company.

      Repayments and interest rates: The interest rate varies between the one, two, three or six month London Interbank Offer Rate for US Dollar deposits (LIBOR) plus 2.125% and LIBOR plus 3.250% per annum in respect of the tranches. On September 28, 2001, the Company paid the last installment of this facility.

      Security: The bank facility was secured by a first pledge of 23.49% of the outstanding shares of the Company under a pledge agreement conferring rights to sell such shares and to voting and dividends if an event of default has occurred and is continuing. The pledge was released in stages according to certain performance criteria.

      The bank facility provided for a pledge of the Company’s bank accounts, receivables and all relevant insurance policies. There would also be a restriction over the Company’s existing assets to the extent

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

permitted by applicable laws. The bank facility also provided for a negative pledge on all assets of the Company.

      Covenants: The bank facility included customary affirmative and negative covenants, including restrictions on the ability of the Company to incur additional indebtedness; to pay certain dividends; to make certain other material restricted payments, investments and loans; to create liens; to give guarantees; to enter into material transactions with affiliates; to merge, consolidate or transfer substantially all of their respective assets; to engage in material asset sales outside the ordinary course of business; to impose restrictions on the ability of the Company’s subsidiaries to pay dividends or make certain payments to the Company; and to make capital expenditures.

      Affirmative covenants included reporting requirements, corporate existence, scope of business activities, payment of taxes, maintenance of properties and insurance, inspection rights, compliance with laws and hedging of liabilities.

      Also, the bank facility included certain financial covenants for Turkcell with respect to maintaining certain leverage, interest and debt service coverage ratios as well as maintaining a minimum net worth of at least $100,000 at the closing of the bank facility and increasing for specified periods thereafter to $1,000,000 from and after December 31, 2000.

      In addition, the shareholders of the Company have entered into an agreement with the lenders pursuant to which they have agreed that, among other things, the shareholders will maintain specified levels of ownership of the Company; Sonera Corporation Inc. and Çukurova Group have agreed to specific limitations on dispositions by them of equity capital of the Company; Sonera Corporation Inc. and Çukurova Group have agreed not to sell or agreed to sell or grant options on any equity securities in the Company for specified periods after completion of syndication and drawdown of the bank facility and completion of related financings; the shareholders and certain other parties that have guaranteed indebtedness of the Company shall enter into intercreditor agreements with the Facility Agent and the Lenders to, among other things, subordinate their claims as guarantor, agree to certain arrangements regarding the payment of that guaranteed debt, and, as to a shareholder that has pledged shares of the Company to Yapi Kredi, permitting such pledgee to enforce such pledges without any requirement to take action against the Company; and the shareholders shall make certain equity investments in the Company required by an additional investment incentive certificate obtained by the Company.

Loan under the 1998 Issuer Credit Agreement

      Turkcell entered into a loan agreement in 1998 (the 1998 Issuer Credit Agreement) with Cellco Finance N.V. (Cellco — the Issuer), a limited liability company incorporated on January 27, 1998 under the laws of the Netherlands Antilles, in connection with the issuance by Cellco of $300,000 15% Senior Subordinated Notes due 2005 (the Notes).

      Under the 1998 Issuer Credit Agreement, the Issuer has loaned to Turkcell $300,000. Pursuant to such loan, the net proceeds of the Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the difference between $300,000 and the amount actually advanced to the Issuer as a financing fee.

      Under the 1998 Issuer Credit Agreement, Turkcell issued a note to evidence the loan from the Issuer (the Loan Note) under which amounts are payable by Turkcell to the Issuer in order that the Issuer, upon receipt of such amounts, is able to satisfy its obligations on the Notes.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Turkcell and Cellco have agreed, for the benefit of all holders of the Notes, that they would file a registration statement to register the exchange offer under the Securities Act of 1933 for 15% Senior Subordinated Notes of Cellco (the Old Notes) secured by an assignment of Cellco’s right, title and interest in and to the Issuer Credit Agreement with terms substantially identical to the terms of the 15% Senior Subordinated Exchange Notes (the New Notes) of Cellco. A registration statement for the exchange offer was declared effective on October 14, 1999.

      The proceeds from the Old Notes were lent by Cellco to Turkcell pursuant to the Issuer Credit Agreement. Turkcell used the proceeds of the Old Notes, together with a loan in the amount of $305,000 borrowed under the 1998 Bank Facility, to (i) refinance $575,000 of indebtedness incurred under a credit facility used to finance the payment of the license fee paid to the Turkish Treasury under the License Agreement and for certain capital expenditures, (ii) pay a $12,000 financing fee to Cellco in an amount equal to Cellco’s expenses incurred in connection with the issuance of the Old Notes and (iii) pay other expenses incurred in connection with the issuance of the Old Notes and the Bank Facility.

      Turkcell did not receive any cash proceeds from the issuance of the New Notes. The Old Notes surrendered in exchange for the New Notes were retired and cancelled and can not be reissued.

      Principal, maturity and interest: The Notes are limited in aggregate amount to $400,000, $300,000 of which was issued in the offering, and $100,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Notes. The Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the 1998 Issuer Credit Agreement. The Notes and also the loan under the 1998 Issuer Credit Agreement are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Old Notes and also the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date. Each New Note shall bear interest from the last day on which interest was paid in respect of the Old Note for which such New Note was exchanged.

      The 1998 Issuer Credit Agreement specifies that Turkcell will pay any amounts to Cellco in order that Cellco, upon receipt of such amounts, is able to satisfy its obligations on the Notes.

      Redemption: The Notes are redeemable, at the option of Cellco, in whole at any time or in part from time to time, on and after August 1, 2002, upon not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1, 2002 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, and additional amounts, if any, and additional interest, if any, to the date of redemption.

Year	Percentage

2002	107.50%
2003	103.75%
2004 and thereafter	100.00%

      The Notes may also be redeemed, in whole but not in part, at the Issuer’s option, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount, plus accrued

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which the Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either the Issuer with respect to the Notes or Turkcell with respect to the 1998 Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Notes or under the 1998 Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to the Issuer or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Notes or the 1998 Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

      Security: The Notes are general obligations of Cellco secured by an assignment of Cellco’s right, title and interest in and to the 1998 Issuer Credit Agreement and are subordinated in right of payment to all future senior indebtedness. Borrowings under the 1998 Issuer Credit Agreement are general unsecured obligations of Turkcell and are subordinated in right of payment to all existing and future senior indebtedness. There is no collateral for the obligations of Turkcell under the 1998 Issuer Credit Agreement.

      Covenants: The Indenture governing the Notes and the 1998 Issuer Credit Agreement each contains certain covenants that limit the ability of the Issuer and the Company and its unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to the Company or the Issuer, merge, or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Issuer or the Company.

1999 Bank Facility

      Turkcell entered into a further $550,000 senior amortizing term loan facility agreement dated November 24, 1999 between, among others, Deutsche Bank AG London, J.P. Morgan Securities Ltd. and Credit Suisse First Boston, as co-arrangers, other lenders, and Deutsche Bank AG London, as facilities agent, EKN agent as security agent. At December 31, 2001, $366,667 (2000: $488,889) of the 1999 bank facility was outstanding. The following is a summary description of the principal terms of the 1999 bank facility, most of which are identical or substantially the same as in the 1998 bank facility.

      The 1999 bank facility provides for, subject to certain terms and conditions, credit facilities to Turkcell in six tranches:

•	an amortizing term loan facility, known as the tranche A facility, in the amount of $175,000 outstanding amounts at December 31, 2000 and 2001 are $155,556 and $116,667, respectively), 100% guaranteed for political risks and commercial risks by Exportkreditnamnden, the Swedish Export Credits Guarantee Board or EKN,

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

•	an amortizing term loan facility, known as the tranche B facility, in the maximum amount of up to $175,000 (outstanding amounts at December 31, 2000 and 2001 are $155,556 and $116,667, respectively), guaranteed by EKN for political risks only,

•	an amortizing term loan facility, known as the tranche C facility, in the amount of $78,598 (outstanding amounts at December 31, 2000 and 2001 are $69,865 and $52,399, respectively), guaranteed by EKN for political risks only,

•	an amortizing term loan facility, known as the tranche D facility, in the amount of $95,000 (outstanding amounts at December 31, 2000 and 2001 are $84,444 and $63,333, respectively), guaranteed by Finnvera Plc for political risks only,

•	an amortizing term loan facility, known as the tranche E facility, in the amount of $5,000, (outstanding amounts at December 31, 2000 and 2001 are $4,444 and $3,333, respectively),

•	an amortizing term loan facility, known as the tranche F facility, in the amount of $21,402 (outstanding amounts at December 31, 2000 and 2001 are $19,024 and $14,268, respectively), guaranteed by Steadfast Insurance Company for political risks only.

      The proceeds of any Advance under the tranches A, B, C, D, E and F must be used for payment of up to 85% of the aggregate purchase price for goods and services sourced from Sweden pursuant to an equipment supply contract with Ericsson.

      The interest rate varies between LIBOR plus 1.00% and LIBOR plus 3.50% per annum in respect of the tranches.

      Turkcell is required to pay to the Lenders under the 1999 bank facility a commitment fee, payable quarterly in arrears, equal to 0.375% per annum on the daily aggregate undrawn, uncancelled amount available under the tranche A facility and 0.75% per annum on the daily aggregate undrawn, uncancelled amount available under the tranche B facility and tranches C, D, and F facilities and 1% under the tranche E facility.

      Turkcell will from time to time pay certain arrangement and agency fees in connection with the 1999 bank facility, as separately agreed.

      All term loans are repayable in six equal semi-annually installments commencing March 28, 2002, with the final installment due on September 30, 2004.

      Turkcell will be required to make certain mandatory prepayments.

      Security: Indebtedness of Turkcell under the 1999 bank facility is secured by first ranking pledge of 23.49% of the shares of Turkcell. The 1999 bank facility provides for a pledge of the Company’s bank accounts and insurance policies. The 1999 bank facility also provides a charge over substantially all of the existing assets of Turkcell (including without limitation any trademarks, brand names, databases and other intellectual property rights of Turkcell), and a security interest in certain contractual rights.

      Lenders under the 1999 bank facility share in the security package on an equal basis and rank equally with the lenders under the 1998 bank facility, as well as with certain swap counterparties to Turkcell and lenders of additional indebtedness to the extent described in relation to the 1998 bank facility.

      Covenants: The 1999 bank facility also provides for a negative pledge on all assets of Turkcell, and Geocell and Azercell for so long as such companies are not directly or indirectly owned by Fintur as

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

described below and of any material subsidiaries of Turkcell (Fintur is deemed not to be a subsidiary for purposes of the 1999 bank facility), regardless of Turkcell’s ultimate ownership percentage in Fintur. In addition to negotiated minor exceptions, Turkcell is, however, allowed to encumber its assets to secure certain additional indebtedness or swap agreements provided that the lender or swap counterparties under such agreements enter into the security sharing arrangements described above and such security meets certain requirements.

      In addition, the existing shareholders of Turkcell have severally agreed, among other things, to maintain certain specified levels of ownership in Turkcell, to limit on the transfer of equity capital in Turkcell by specified shareholders and to subordinate any claims (by way of reimbursement, subrogation or otherwise) against Turkcell as direct or indirect guarantors of certain existing indebtedness of Turkcell.

      All security granted by Turkcell and its shareholders was required to be released under certain circumstances after September 30, 2001 following repayment in full of the 1998 bank facility. The security has been extended after the fourth amendment to 1999 Facility agreement which was signed on October 16, 2001. The security will be released following repayment in full of the 1999 bank facility Under the 1999 bank facility, Turkcell is required to meet the same financial tests as under the 1998 bank facility. The Company recently renegotiated the maximum leverage ratio (debt annualised EBITDA as defined in 1998 and 1999 bank facilities) from 4.0 to 4.8 for June 30, 2001, 4.25 for September 30, 2001 through March 31, 2002, 4.0 for June 30, 2002 and 3.5 thereafter and the Company recently renegotiated the minimum interest coverage ratio (EBITDA to total Interest as defined in 1998 and 1999 bank facilities) from 2.5 to 2.25 for December 31, 2001, 2.0 for March 31, 2002 and June 30, 2002 2.25 for September 30, 2002, 2.50 for December 31, 2002 and 3.0 thereafter.

      The 1999 bank facility also contains certain covenants which, among other things, limit the incurrence of additional debt, the giving of guarantees, the making of loans, the payment of dividends, the repurchase or redemption of shares, the creation of liens, subordination of the debt under the 1999 bank facility, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, changes in business, capital expenditures and the imposition of restrictions on the ability of Turkcell’s subsidiaries to pay dividends or make payments to Turkcell.

      As under the 1998 bank facility Turkcell is permitted to transfer some or all of its overseas investments to Fintur in return for the issue of shares in that company along with a subsequent investment in Fintur of $25,000.

      In addition, investments, loans, acquisitions, guarantees in years 2001 and 2002 shall not exceed in aggregate $100,000 per annum and relevant investments outside Turkey shall not exceed $50,000 per annum provided that, solely with respect to investments made on or prior to September 30, 2001, to the extent the proceeds of any such investment in Fintur is used to make an equity or other contribution to Digital Platform, Superonline and any other subsidiary of Fintur which operates predominantly in Turkey, such investments shall be deemed to be made inside Turkey. In addition, no investments may be made outside Turkey in 2001 after September 30, 2001. Investments made after December 31, 2002 may not exceed greater of $100,000 or 50% of excess cash flow less dividends. Investments made outside Turkey after December 31, 2001 may not exceed $10,000; or if fully funded business plan is provided in which these investments are incorporated, may not exceed $25,000; or if fully funded business plan is provided in which these investments are incorporated and maximum leverage ratios at the end of each of the two most recently completed quarters do not exceed 3.00:1.00, may not exceed $50,000 and no event of default has occurred or continuing. If the investments in

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

any period are less than the maximum amounts specified above for such period, the difference shall be carried forward so as to increase the cap for the next calendar year.

      Turkcell also has affirmative covenants to perform certain undertakings, including but not limited to reimbursing the Lenders for fees associated with EKN, and not agreeing to any alteration of any agreement that would have the effect of shortening the payment date or increasing the amount due under certain indebtedness of Turkcell.

      The lenders under the 1999 bank facility may waive compliance with any of the representations, warranties, covenants, events of default and other provisions of the 1999 bank facility and may agree with Turkcell to amend such representations, warranties, covenants, events of default and other provisions without notice.

Loan under the 1999 Issuer Credit Agreement

      On December 22, 1999, the Company entered into an Issuer Credit Agreement (the 1999 Issuer Credit Agreement) with Cellco in connection with the issuance by Cellco of $400,000 12 3/4% Senior Notes due 2005 (“the Senior Notes”).

      Under the 1999 Issuer Credit Agreement, Cellco has loaned to Turkcell $400,000. Pursuant to such loan, the net proceeds of the Senior Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the differences of $12,000 (representing the Senior Notes financing costs) between $400,000, and the amount actually advanced to Cellco as a financing fee.

      Under the 1999 Issuer Credit Agreement, Turkcell issued a note to evidence the loan from Cellco (the Loan Note) under which amounts are payable by Turkcell to Cellco in order that Cellco, upon receipt of such amounts, is able to satisfy its obligations on the Senior Notes.

      Turkcell and Cellco had agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they would file a registration statement to register an exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of Cellco (the Old Senior Notes) secured by an assignment of Cellco’s right, title and interest in and to the Issuer Credit Agreement with terms substantially identical to the terms of the 12 3/4% Senior Exchange Notes (the New Senior Notes) of Cellco. A registration statement for the exchange offer was declared effective on July 11, 2000. The exchange was completed on August 14, 2000.

      Principal, maturity and interest: The Senior Notes are limited in aggregate amount to $500,000, $400,000 of which was issued in the offering, and $100,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the 1999 Issuer Credit Agreement dated December 22, 1999. The Senior Notes and also the loan under the 1999 Issuer Credit Agreement dated December 22, 1999 are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Senior Notes and also the loan under the 1999 Issuer Credit Agreement, accrues at the rate of 12 3/4% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Redemption: The Senior Notes may be redeemed, at any time, or from time to time, on or prior to December 1, 2002, if Turkcell opts to use the net cash proceeds of one or more equity offerings to make prepayments under the 1999 Issuer Credit Agreement. Cellco is required to use any such prepayments to redeem up to 35% of (1) the aggregate principal amount of Senior Notes originally issued in the offering plus (2) any additional Senior Notes issued after the issue date at a redemption price equal to 112 3/4% of the principal amount thereof plus accrued interest thereon, if any, to the date of redemption; provided that at least 65% of (1) the aggregate principal amount of Senior Notes originally issued in the offering plus (2) any additional Senior Notes issued after the issue date remains outstanding immediately after any such redemption. The Senior Notes may also be redeemed, in whole but not in part, at Cellco’s option, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which The Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either Cellco with respect to the Senior Notes or Turkcell with respect to the 1999 Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Senior Notes or under the 1999 Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to Cellco or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which Cellco or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Senior Notes or the 1999 Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

      Security: The Senior Notes are general obligations of Cellco secured by an assignment of Cellco’s right, title and interest in and to the 1999 Issuer Credit Agreement. The payment of all obligations under the 1999 Issuer Credit Agreement is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

      Covenants: The Indenture governing the Senior Notes and the 1999 Issuer Credit Agreement each contain certain covenants that limit the ability of Cellco and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to Turkcell and its consolidated subsidiaries or Cellco, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or Cellco.

Akbank

      On November 9, 2000 and December 5, 2000, Turkcell has signed two loan agreements with Akbank amounting to $200,000 for expenditures in GSM Phase 8 and $50,000 as working capital. The loans amounting to $200,000 and $50,000 will be repaid in four equal semi-annual installments, starting from May 9, 2002 and June 5, 2002, respectively, and bear interest at LIBOR plus 5.25% per annum.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Garanti

      On November 22, 2000, Turkcell has signed a loan agreement with Garanti amounting to $150,000 for expenditures in GSM Phase 8 and Phase 9. The loan will be repaid in four equal semi-annual installments, starting from June 21, 2002. Interest was at LIBOR plus 5.30% per annum at December 31 2000, which was amended to 17% per annum on March 22, 2001, 14% per annum on November 1, 2001, and 12% per annum on January 3, 2002.

Vakifbank

      Borrowings from Vakifbank have been obtained for Turkcell’s expenditures in GSM Phase 8 and, at December 31, 2000, bear interest at 11.95% per annum, which was amended to 16% per annum on March 22, 2001, 14% per annum on November 1, 2001, and 12% per annum on February 1, 2002. As of December 31, 2001, such borrowings will be repaid in seven equal installments starting from June 24, 2002.

Other Long Term Borrowings

      On January 19, 2000, Kibris Telekom has signed a loan agreement with Yapi Kredi amounting to $4,500 bearing interest at 7% per annum for investment financing purposes. First installment of $1,000 was repaid on January 24, 2001 and remaining portion of $3,500 will be repaid in two annual installments starting from 24 January, 2002.

      Borrowings from London Forfaiting Company have been obtained for Turkcell’s expenditures in GSM Phase 3 and Phase 4B and Phase 4C and, at December 31, 2001, bear interest at between 6.4625% and 10.3075% (2000: 6.4625% and 10.3075%) per annum. As of December 31, 2001, borrowings related to Phase 3 and Phase 4B were completely repaid. The remaining portion of borrowings related to Phase 4C amounting $3,500 was repaid on February 19, 2002.

      Borrowings from Nordbanken have been obtained for Turkcell’s expenditures in GSM Phase 1B and Phase 2 and, at December 31, 2001, bear interest at between 2.7288% and 4.2163% (2000: 5.8763% and 7.3569%) per annum. As of December 31, 2001, the remaining portion of borrowings related to Phase 1B amounting $4,478 will be repaid in four equal semi-annual installments equally, starting from January 31, 2002; the remaining portion of initial borrowings related to Phase 2 amounting $6,635 will be repaid in five equal semi-annual installments, starting from May 30, 2002; and the remaining portion of additional borrowings related to Phase 2 amounting $13,644 will be repaid in six equal semi-annual installments, starting from March 28, 2002.

      Borrowings from BB Aval have been obtained for Turkcell’s expenditures in GSM Phase 4A and, at December 31, 2001, it was totally repaid.

      Borrowings from AB Svensk have been obtained for Turkcell’s expenditures in GSM Phase 0/1A and, at December 31, 2001, bear interest at 2.5975% (2000: 7.18%) per annum. As of December 31, 2001, the remaining portion of borrowings amounting $2,252 will be repaid in two equal semi-annual installments, starting from June 3, 2002.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      The future maturities of long-term borrowings as of December 31, 2001 are as follows:

Years

2002 (Note 16)	$381,773
2003	390,806
2004	128,097
2005	700,000

$1,600,676

      Generally, long-term borrowings are collateralized by bank letters of guarantee and sureties of the Company’s shareholders.

(22) Long Term Lease Obligations:

      Future minimum finance lease payments as of December 31, 2001 are:

Years

2002	$14,791
2003	12,949
2004	12,318
2005	9,617
Thereafter	—

Total minimum lease payments	49,675
Less: Amount representing interest	(13,912)
Less: Current installments of obligations under finance leases (Note 19)	(8,660)

$27,103

(23) Common Stock:

      At December 31, 2001, common stock represented 500,000,000,000 (2000: 240,000,000,000) authorized, issued and fully paid shares with a par value of one thousand (2000: one thousand) Turkish Lira each. Following a stock split discussed in the following paragraphs, the number of shares has been restated retroactively.

      During the year ended December 31, 1999, $3,183 was collected as advances for share capital increase from the shareholders. As of December 31, 1999, shares increased to 43,000,000 by issuance of 7,000,000 common shares, and, accordingly, $22,194 of advances are recorded as common stock.

      On February 9, 2000, the Board of Directors of Turkcell proposed a 1000-for-1 stock split of the Company’s 43 million issued and outstanding shares of common stock. Upon consummation of the stock split, on May 29, 2000, the Company’s issued and outstanding common stock increased to 43 billion shares with a nominal value of one thousand Turkish Lira each.

      On March 8, 2000, the Board of Directors of Turkcell resolved to increase the authorized and paid-in share capital (as adjusted for the proposed 1000-for-1 stock split) from 43 billion to 240 billion shares, with an adjusted nominal value per share of one thousand Turkish Lira, through the issuance of new shares. The

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

shares would be issued to existing shareholders through a “bonus share” distribution of newly issued shares in proportion to their shareholding in the Company prior to the public offering for no consideration, and through a rights issue. Shares issued under the rights issue would be issued for cash based on the adjusted nominal value per share. The shareholders at the annual general meeting on May 3, 2000 approved the increase in authorized and paid-in share capital. On May 29, 2000, the Company issued approximately 44.3 billion newly issued shares through distribution to existing shareholders.

      Accordingly, all share amounts and per share figures reflected in the Company’s historical financial statements have been retroactively restated.

      On October 11, 2000, the Board of Directors of Turkcell resolved to increase the common stock from 240,000,000,000 shares to 263,766,255,000 shares through the issuance of new shares. The shares would be issued to existing shareholders through a bonus share distribution of newly issued shares in proportion to their shareholding in the Company prior to issuance of such shares for no consideration. The increase in common stock was approved by the shareholders at the annual general meeting on March 30, 2001. On June 4, 2001, the Company issued 23,766,255,000 newly issued shares through distribution to existing shareholders. Accordingly, all share amounts and per share figures reflected in the Company’s historical financial statements have been retroactively restated.

      The total effect of restatements in number of shares are as follows:

	December 31,

	1999	2000	2001

Historical number of shares	43,000,000	43,000,000	43,000,000
After 1000-for-1 stock split	43,000,000,000	43,000,000,000	43,000,000,000
After bonus share distribution in 2000	87,250,000,000	87,250,000,000	87,250,000,000
After bonus share distribution in 2001	111,016,255,000	111,016,255,000	111,016,255,000

      On May 29, 2000, the Company issued 152.75 billion new shares through the rights issue in exchange for TL 152.75 trillion (approximately $247,000) in cash, and the number of shares increased to 240,000,000,000. The weighted number of average shares has been adjusted to retroactively reflect the bonus share element of the rights issue described above based upon management’s best estimate of the fair value of the shares on the date of issuance.

      On July 10, 2000, the Company registered with the US Securities and Exchange Commission under the Securities Act of 1933, the offering of 25,102,963,000 shares in the form of ordinary shares and American Depository Shares (ADS), each ADS representing 250 ordinary shares. The ordinary shares are listed on Istanbul Stock Exchange and the ADS’s are listed on the New York Stock Exchange. 24,000,000,000 ordinary shares and ADS’s were sold to the public by the Selling Shareholders on July 11, 2000 and 1,102,963,000 ordinary shares and ADS’s were sold to the public by the Selling Shareholders on July 11, 2000 and 1,102,963,000 ordinary shares and ADS’s were sold on August 10, 2000. The Company did not issue any new shares directly to the public in connection with this offering. Furthermore, the Company did not receive any proceeds from sale of shares by the Selling Shareholders to the public.

      At the Board of Directors Meeting held on May 16, 2001, it was resolved to increase Turkcell’s common stock from 263,766,255,000 shares to 500,000,000,000 shares by TL 236.2 trillion (equivalent to $209,860 at May 16, 2001) in cash through a rights issue. In accordance with the resolution, the existing shareholders were entitled to utilize their pre-emptive rights, the rights to acquire additional shares resulting

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

from the share capital increase proportionate with their existing shareholdings, at nominal value per share of one thousand Turkish Lira. On July 23, 2001, the Company issued 236,233,745,000 new shares. During the subscription period, the take-up rate for the rights issue was approximately 99.97% and the remaining shares after the utilization of pre-emptive rights, 78,276,956 ordinary shares, were sold to the public at Istanbul Stock Exchange on August 9, 2001. Total proceeds of the rights issue amounted to TL 236.5 trillion (equivalent to $178,055 at payment dates). The weighted number of average shares have been adjusted to retroactively reflect the bonus share element of the rights issue described above based upon the fair value of the shares immediately prior to the exercise of the rights.

      The following table sets forth the computation of basic and diluted earnings per share:

	December 31,

	1999	2000	2001

Numerator:
Net income/loss	369,079	227,907	(186,789)
Denominator:
Basic and diluted weighted average shares	442,110,371,918	443,740,603,721	470,348,717,330
Basic and diluted net income per share	0.00083	0.00051	(0.00040)

(24) Revenues:

      For the years ended December 31, 1999, 2000 and 2001, revenues consisted of the following:

	1999	2000	2001

Communication fees	$1,372,465	$1,973,829	$1,675,554
Monthly fixed fees	186,838	214,545	83,848
Simcard sales	18,137	28,131	19,274
Call center revenues (Note 27)	—	6,339	7,737
Subscription fees	3,382	67	—
Other	—	2,029	497

	$1,580,822	$2,224,940	$1,786,910

(25) General and Administrative Expenses:

      General and administrative expenses consisted of repair and maintenance, insurance, consulting, payroll, travel, project, rent, training and bad debt provision expenses.

(26) Selling and Marketing Expenses:

      Selling and marketing expenses mainly consisted of advertising and promotional expenses.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(27) Related Party Transactions:

      For the years ended December 31, 1999, 2000 and 2001, significant transactions with the related parties were as follows:

	1999	2000	2001

Sales to A-Tel
Simcard and prepaid card sales	8,383	132,457	128,951
Charges from A-Tel
Dealer activation fees and others	3,660	43,859	13,482
Sales to KVK
Simcard sales	712	40,647	40,328
Charges from KVK
Dealer activation fees and others	72,806	49,179	5,294
Charges from Asli Gazetecilik
Advertisement services	15,351	18,929	11,068
Charges from Genel Yasam Sigorta
Life insurance premiums	266	6,749	7,639
Sales to Digital Platform
Call center revenues	—	1,673	5,256
Charges from Digital Platform
Reimbursement of the costs of its free subscriptions to Turkcell subscribers and advertisement services	—	7,203	4,836
Charges to Digital Platform
Telecommunications services and rent charges	180	3,211	3,159
Charges from Baytur
Construction works	22,207	45,915	5,008
Charges from Hobim
Invoicing services	3,842	4,503	3,600
Sales to GSM Kazakhstan
GSM equipment	—	—	3,396
Sales to Milleni.com
Telecommunications services	—	—	2,080
Sales to Superonline
Call center revenues	—	3,007	1,620

      Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

          The significant agreements are as follows:

Agreements with A-Tel

      A-Tel is one of the principal importers of handsets and is involved in marketing, selling and distributing Turkcell’s pre-paid systems. A-Tel is a 50-50 joint venture of KVK and Sabah media group. A-Tel acts as the

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company.

Agreements with KVK

      KVK, one of Turkcell’s principal SIM card distributors, is a Turkish company controlled by three individuals who are affiliated with Turkcell’s shareholders. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with KVK in 2001, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for Turkcell’s services in newspapers. The objective of these agreements was to promote and increase handset sales with Turkcell’s prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in Turkcell’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with Asli Gazetecilik

      Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of Turkcell’s principal shareholders, Çukurova Group. Turkcell receives services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

Agreements with Genel Yasam Sigorta A.S. (Genel Yasam Sigorta)

      Genel Yasam Sigorta, a life insurance company, is a Turkish company owned by one of Turkcell’s principal shareholders, Çukurova Group. Turkcell has signed agreements for the life insurance policies related to its personnel and the personnel of some of its dealers.

Agreements with Digital Platform

      Digital Platform, a direct-to-home digital broadcasting company under Digiturk brand name, is a subsidiary of Fintur, one of Turkcell’s affiliated companies. Digital Platform holds the broadcasting rights for Turkish Super Football League until May 2004. Turkcell has entered into several agreements with Digital Platform, in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to Turkcell ads shown on digital television screens during football games and related events, amounting to $5,000 for a period of one year and extendable if any of the parties do not oppose it. In addition, Turkcell has agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. Turkcell also has a rent agreement for the space occupied by Digital Platform in one of Turkcell’s buildings, an agreement related to the provision of Group SMS services that Turkcell offers to Digital Platform, and an agreement for call center services provided by Turkcell’s subsidiary Global.

Agreements with Baytur Insaat Taahhüt A.S. (Baytur)

      Baytur is a leading international construction company owned by one of Turkcell’s principal shareholders, Çukurova Group. Turkcell has agreements with Baytur regarding the construction of various Turkcell Operation Centers in a number of cities throughout the country.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Agreements with Hobim

      Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Çukurova Group. Turkcell has entered into invoice printing and archiving agreements with Hobim under which Hobim provides Turkcell with monthly invoice printing services, manages archiving of invoices and subscription of documents for an indefinite period of time.

Agreements with GSM Kazakhstan

      GSM Kazakhstan, one of the largest cellular phone operators in Kazakhstan, is a subsidiary of Fintur. Turkcell has signed an agreement for the export of a set of renovated but usable GSM equipment to GSM Kazakhstan. The objective of the agreement is to make use of the fixed assets that are no longer used in the Turkcell network.

Agreements with Milleni.com

      Milleni.com, one of the active players in the international carrier’s carrier market, is a subsidiary of E.T.H. AG, which is subsidiary of Fintur. Turkcell and Milleni.com signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Turkcell’s switch and Turkcell may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination.

Agreements with Superonline

      Turkcell and Superonline have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, Turkcell provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

Financial lease agreements with Yapi Kredi Finansal Kiralama A.S.

      Turkcell has entered into a finance lease agreement with Yapi Kredi Finansal Kiralama A.S (Yapi Kredi Leasing), an affiliate of Yapi Kredi, a shareholder of the Company, for the new headquarters building it began to occupy in early 1998. The purchase price of the building, and Turkcell’s outstanding lease obligation at December 31, 2001 were $14,162 and $1,162 (2000: $14,129 and $4,316), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

      In addition, Turkcell has entered into a finance lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400 and Turkcell’s outstanding lease obligation at December 31, 2001 was $11,902 (2000: $13,677). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

Financial lease agreements with Pamuklease Pamuk Finansal Kiralama A.S.

      Turkcell has entered into five finance lease agreements with Pamuklease Pamuk Finansal Kiralama A.S. (formerly Interlease Inter Finansal Kiralama A.S.), a Çukurova Group Company, for Turkcell’s departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings and Turkcell’s

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

outstanding lease obligation at December 31, 2001 were $32,672 and $22,609 (2000: $32,672 and $27,051), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

(28) Commitments and Contingencies:

Guarantees

      As of December 31, 2001, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi Bankasi and given to the Ministry of Transportation and Communications of Turkey (the Turkish Ministry) amounting to $5,000 (2000: $5,000) and customs authorities, private companies and other public organizations amounting to $31,589 (2000: $38,606). Also, the Company is contingently liable in an amount of $87,205 (2000: $73,759) in respect of guarantees given to Banque Nationale de Paris, Webster Bank, BNP Dresdner Bank and HSBC for the loans obtained by Digital Platform in order to finance the purchase of set-top boxes and in an amount of $1,500 in respect of the guarantee given to HSBC for the bank letter of guarantee obtained by Superonline.

      On March 4, 2002, The Company provided financial support letters for Moldcell, GSM Kazakhstan and Geocell, which are subsidiaries of Fintur, for twelve months. The Company estimates its cash outflows in 2002 in this respect to be approximately $20,000.

License Agreement

      On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Turkish Ministry. In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury an ongoing license fee equal to 15% of Turkcell’s gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

      In May 2001, the Turkish Ministry’s power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. The Supreme Court (Danistay) refused some of the terms of this agreement and parties revised some of the terms. The Company signed the revised License Agreement on February 12, 2002. Pursuant to Danistay’s examination, Telecommunications Authority signed the revised License Agreement on March 22, 2002, which became valid thereafter. In the revised License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

      The revised License contains a number of requirements, including requirements regarding the build-out, operation, quality and coverage of Turkcell’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Turkcell may incur significant penalties for delays in meeting these coverage requirements. Failure to meet any requirement in the revised License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the revised License,

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

including the surrender of the GSM network without compensation, or limitation of Turkcell’s rights thereunder, or could otherwise adversely affect Turkcell’s regulatory status. Certain conditions of the revised License Agreement are as follows:

      Coverage: The revised License Agreement requires that Turkcell meets certain coverage and technical criteria. Accordingly, Turkcell must attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date.

      Service offerings: The revised License Agreement requires that Turkcell provides certain services which, in addition to general GSM services, include free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

      Service quality: In general, Turkcell must meet all the technical standards of the GSM MoU as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%. The Telecommunications Authority has the right to monitor Turkcell’s service standards, compile information and take action to guarantee subscriber rights.

      Tariffs: The revised License Agreement regulates Turkcell’s ability to determine its tariffs for GSM services. Accordingly, after consultation with Turkcell and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial tariffs in Turkish Lira and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. Turkcell is free to set its own tariffs up to the maximum tariffs.

      Rights of the Telecommunications Authority, Suspension and Termination: The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to Turkcell’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, Turkcell is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

      The Telecommunications Authority may suspend Turkcell’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence. During the period of suspension, the Telecommunications Authority may operate Turkcell’s GSM network. Turkcell is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension.

      The Telecommunications Authority may terminate the revised License upon a bankruptcy ruling against Turkcell by a competent court or a bankruptcy compromise decision that is not reversed or dismissed within 90 days after notice from the Telecommunications Authority; or upon Turkcell’s failure to perform its obligations under the revised License Agreement where such failure is not cured within 90 days after notice from the Telecommunications Authority; or if Turkcell operates outside the allocated frequency ranges and fails to terminate such operations within 90 days after notice from the Telecommunications Authority; or if Turkcell fails to pay amounts payable under the revised License within 90 days. In the event of termination by the Telecommunications Authority, Turkcell must deliver the entire GSM network to the Telecommunications Authority. Finally, if the Telecommunications Authority terminates the revised License

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

for Turkcell’s failure to perform its obligations under the License, Turkcell must surrender the performance guarantee.

      In the event of a termination of the License, Turkcell’s rights to use allocated frequencies and to operate the GSM network cease. Upon the scheduled expiration of the License Agreement without renewal, Turkcell must transfer to the Telecommunications Authority (or any organization designated by the Telecommunications Authority), without consideration, the network management center, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

      Any revocation or limitation of, or failure to renew, the revised License, or failure to renew the License upon commercially reasonable terms would have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Interconnection Agreement with Türk Telekom

      On April 24, 1998, Turkcell and Türk Telekom entered into an interconnection agreement (the Interconnection Agreement) providing for the interconnection of Turkcell’s GSM network with Türk Telekom’s fixed line network. The Interconnection Agreement will terminate automatically upon the expiry of the License period or on termination of the License Agreement by the Turkish Ministry or for any other reason.

      There can be no assurance that Turkcell or Türk Telekom can or will be able to perform their respective obligations under the Interconnection Agreement. In the event that Türk Telekom were to fail to perform its obligations under the Interconnection Agreement, depending on the nature of the failure, the result could be interference with Turkcell’s ability to provide high quality service to its subscribers. Rates under the Interconnection Agreement are fixed for two years and thereafter subject to renegotiation. The failure of Türk Telekom to perform its obligations under the Interconnection Agreement; or the failure by Türk Telekom to make payments to the Company under the Interconnection Agreement because of insolvency or otherwise; or any significant rate changes could have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

      Call Tariffs: Turkcell pays Türk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long distance traffic switched from Turkcell to Türk Telekom.

Interconnection Agreement with Telsim

      Turkcell and Telsim Mobil Telekomünikasyon Hizmetleri A.S. (Telsim) entered into an interconnection agreement dated October 4, 1999. Under the Telsim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with the other’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

      The Telsim interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that Turkcell and Telsim will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the Telsim interconnection agreement. These matters

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

include quality and performance standards, interconnection interfaces and other technical, operational, and procedural aspects of interconnection.

      Under the Telsim interconnection agreement, Turkcell and Telsim agree to permit each other to utilize Türk Telekom’s premises as well as any transmission equipment located in public areas such as coach terminals, airports, sea ports, shopping and other trade centers and other indoor infrastructure that is allocated to either Turkcell or Telsim.

      Payments: The Telsim interconnection agreement provides for the payment of fees by Turkcell to Telsim for the interconnection services provided by Telsim. A number of the provisions of the Telsim interconnection agreement address matters concerning billing and payment of bills for services rendered under the Telsim interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

      Call Tariffs: Turkcell pays Telsim a net amount of 20 cents per minute for traffic switched from its network to Telsim.

      The Telsim interconnection agreement will remain in force for the period of the License period unless one of the parties serves a three-month termination notice to the other party.

Interconnection Agreements with IsTim A.S. and Aycell

      Turkcell entered into an interconnection agreement with IsTim Telekomünikasyon Hizmetleri A.S. (IsTim), a new competitor that began its operations in March 2001 under the brand name of Aria, on February 13, 2001 that became effective on March 9, 2001, after the Turkish Ministry’s approval. Effective March 9, 2001, Turkcell pays IsTim a net amount of 20 cents per minute for traffic switched from its network to IsTim. Turkcell also entered into an interconnection agreement with Aycell Haberlesme ve Pazarlama Hizmetleri A.S. (Aycell), another new GSM operator, on July 19, 2001. Turkcell pays Aycell a net amount of 20 cents per minute for traffic switched from its network to Aycell.

Legal Proceedings

      The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Treasury Share:

      On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, fixed-monthly fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, its required contribution to the education fund and the frequency usage and transmission fees. Turkcell has consistently calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license. VAT in Turkey is currently 18% and the education fund and frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $146,381 between acquisition of its license and December 31, 2001. The Turkish Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of its ongoing license fee. On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, which Turkcell believes was computing its license fee obligation in the same manner as Turkcell were, that the Danistay ruled that the

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

interpretation of the Turkish Ministry was correct and that from November 1999 forward its 15% ongoing license fee should be calculated according to the Turkish Treasury’s method. On November 18, 1999, the Turkish Treasury informed Turkcell that all payments under its license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date its license was granted.

      Under the Turkish Treasury’s calculation, the cumulative amount of VAT, education fund, frequency usage and transmission fees from April 27, 1998, until December 31, 1999, was $264,126. The Turkish Treasury requested that Turkcell pays 15% of this amount, which was $7,482 for the year ended December 31, 1998 and $32,137 for the year ended December 31, 1999. The statutory interest rate as applied on this unpaid balance results in an additional payment of $12,536 for the year ended December 31, 1998 and $15,424 for the year ended December 31, 1999. Turkcell disagrees with the Turkish Treasury’s position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the license fee payable on account of collections of VAT but upheld the injunction with respect to the state education fund and the frequency usage and transmission fees. Subsequent to the Danistay’s decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay’s decision to uphold the injunction with respect to the state education fund, frequency usage and transmission fees, and Turkcell filed a challenge to the Danistay’s decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, a substantive decision in line with the injunctive relief was rendered by the Danistay. The Danistay ruled that VAT should be included in the calculation of gross revenue whereas the state education fund, the frequency usage fees and transmission fees should not. Turkcell expects that both parties will appeal the parts of the decision adverse to their interests. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for license fees on account of VAT and the accrued late payment interest collected since April 1998, which sum excludes license fees on account of the education fund and the frequency usage and transmission fees.

      Turkcell has paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay license fees in respect of VAT collections, subject to a final judgement to be rendered by the Danistay. On March 27, 2000, Turkcell filed a challenge against the Danistay’s decision to lift the injunction with respect to VAT, which was rejected on April 21, 2000. Unpaid amounts with respect to the state education fund, frequency usage and transmission fees, including interest, amounted to $17,616, $40,958 and $47,591 as of December 31, 1999, 2000 and 2001, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to payment of the education fund, frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in the Company’s consolidated financial statements for license fee payments with respect to collections on account of the education fund, frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Dispute on VAT on License Fee:

      On May 4, 2000, Turkcell received a notice from the Istanbul Bogazici Tax Office of the Ministry of Finance, or the Tax Office, asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claims that Turkcell should have paid VAT on the $500,000 upfront license fee paid to the Turkish Treasury. The notice stated that, based on calculations made by the Tax Office on February 29, 2000,

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Turkcell should have paid VAT of TL 18.6 trillion (equivalent to $12,942 at December 31, 2001) on the upfront license fee in April 1998. The Tax Office has also imposed late interest charges equal to TL 48.1 trillion (equivalent to $33,392 at December 31, 2001) and a penalty fee of TL 37.3 trillion (equivalent to $25,885 at December 31, 2001). The Tax Office’s position is premised on the view that the license was not transferred or sold to Turkcell but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish law, VAT should be paid on the upfront license fee and that Turkcell should pay the VAT because the lessor, the Turkish Ministry, is not a registered tax payer.

      If the Tax Office prevailed in this case, Turkcell would have a payable to the Tax Office for the amount of VAT, which would be offset by a VAT recoverable in the same amount and would not result in cash outflow from Turkcell for the VAT payment. However, the interest charge on the unpaid VAT of TL 59.1 trillion (equivalent to $41,054 at December 31, 2001) and the penalty fee of TL 37.3 trillion (equivalent to $25,885 at December 31, 2001) would have to be paid. Turkcell has filed a petition in the Tax Court to challenge all deficiencies as ruled by the Tax Office. The Tax Court has rejected its claim and Turkcell has appealed the case to the Danistay.

      While the case was pending at the Danistay, the Tax Office requested on March 16, 2001 that Turkcell pays VAT on the upfront license fee as well as the late payment interest on the unpaid VAT and the penalty fee. While continuing its court challenge, Turkcell has established a payment schedule for such amounts. In accordance with the payment schedule, Turkcell was required to pay VAT on the upfront license fee amounting to TL 18.6 trillion (equivalent to $12,942 at December 31, 2001), the outstanding interest charge amounting to TL 60.7 trillion (equivalent to $42,193 at December 31, 2001) and the penalty fee amounting to TL 9.3 trillion (equivalent to $6,471 at December 31, 2001).

      On March 16, 2001, Turkcell paid TL 21.4 trillion (equivalent to $21,280 at March 16, 2001 and $14,883 at December 31, 2001), of which TL 18.6 trillion (equivalent to $18,501 at March 16, 2001) was for VAT on the upfront license fee and TL 2.8 trillion (equivalent to $2,779 at March 16, 2001) was for the outstanding interest charges. The remaining TL 67.3 trillion (equivalent to $66,787 at March 16, 2001 and $46,720 at December 31, 2001) was to be payable in 15 monthly installments starting March 30, 2001. The first installment was for TL 5.4 trillion (equivalent to $5,313 at March 16, 2001 and $3,717 at December 31, 2001) and the remaining installments were to be in equal amounts of TL 4.4 trillion (equivalent to $4,391 at March 16, 2001 and $3,072 at December 31, 2001). On March 21, 2001, Turkcell also provided a bank letter of guarantee from Yapi ve Kredi Bankasi to the Tax Office amounting to TL 68.0 trillion (equivalent to $70,005 at March 21, 2001 and $47,236 at December 31, 2001). On April 12, 2001, the Istanbul Fifth Tax Court reduced the outstanding interest charge from TL 60.7 trillion to TL 11.1 trillion (equivalent to $8,698 at April 12, 2001 and $7,727 at December 31, 2001). The Tax Office has appealed this decision. Pursuant to the Istanbul Fifth Tax Court’s ruling, on May 31, 2001, Turkcell replaced its previous bank letter with a new bank letter of guarantee amounting to TL 15.0 trillion (equivalent to $12,970 at May 31, 2001 and $10,420 at December 31, 2001) reflecting the reduction in the outstanding interest charge. Accordingly, its payment schedule was amended. Payments already made have been set-off against future payments.

      On July 9, 2001, the Danistay remitted the issue regarding the legality of the penalty fee to the Tax Court, which had previously reduced the penalty fee to TL 9.3 trillion (equivalent to $6,471 as of December 31, 2001).

      Out of a total interest charge of TL 11.8 trillion (equivalent to $8,228 as of December 31, 2001), which includes additional accrued interest of TL 0.7 trillion (equivalent to $501 as of December 31, 2001), Turkcell has paid TL 4.5 trillion (equivalent to $3,134 as of December 31, 2001) pursuant to the payment plan and an

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

accrual was made for the unpaid portion of TL 7.3 trillion (equivalent to $5,095 as of December 31, 2001) in the consolidated financial statements as of and for the year ended December 31, 2001. Turkcell neither recorded nor agreed to a payment schedule for the penalty fee because Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. If the cases are resolved in favor of the Tax Office, Turkcell will be liable to the Tax Office for the additional interest charges of TL 46.0 trillion (equivalent to $31,877 as of December 31, 2001) and the penalty fee up to TL 37.3 trillion (equivalent to $25,885 as of December 31, 2001).

      In addition to the foregoing, Turkcell has not paid VAT on the ongoing license fees paid to the Turkish Treasury since this was also not stated in the License Agreement at the time the License was acquired. However, on December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that GSM licensees in Turkey should pay VAT on the ongoing license fee paid to the Turkish Treasury. In addition, the opinion stated that since GSM operators have not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $69,179 at January 31, 2002) for VAT, which will be offset by a VAT recoverable and will not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $109,984 at January 31, 2002) for penalty fees. Turkcell began discussions with the Tax Office to discuss their deficiency notice. If Turkcell is unable to settle this matter with the Tax Office, legal claims may be brought by Turkcell or the Tax Office. Turkcell and its legal counsel believe that if such claims are asserted, Turkcell will prevail. However, Turkcell has made a provision of TL 1.9 trillion (equivalent to $1,335 at December 31, 2001) in its consolidated financial statements for interest payment considering that the case is identical with the dispute regarding VAT on Turkcell’s upfront License fee. Turkcell has pledged assets worth TL 749.5 trillion (equivalent to $520,642 at December 31, 2001) to the Tax Office. There can be no assurance, however, that legal proceedings will not be instituted or that if such proceedings were instituted that there would not be an unfavorable ruling in this matter. An adverse outcome in any such proceeding or the payment of VAT on the ongoing license fees paid to the Turkish Treasury would have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Dispute on Monthly Fixed Fees:

      Service fees in the monthly phone bills of Turkcell’s postpaid customers include a monthly fixed payment regardless of the customer’s usage in the relevant month. This fixed payment is the fee Turkcell charges for keeping its GSM network available for the postpaid customers’ use at any time. The monthly fixed payment is expressly contemplated under the License Agreement. In addition, Turkcell’s subscription agreements with its postpaid customers as approved by the Turkish Ministry provide for the payment of fixed monthly fees. Further, the License Agreement, which was approved by the Danistay, requires Turkcell to include the monthly fixed payment in computing the amount of fees payable to the Turkish Treasury under the License. The Telecommunications Law also allows for the charging of fixed fees. Accordingly, Turkcell believes that it’s correctly charging and collecting this monthly fee.

      However, some of Turkcell’s customers have initiated lawsuits against Turkcell demanding that Turkcell stops charging fixed fees and reimburse such fees already paid by them. In these lawsuits, the customers

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

allege that there is no basis for charging such fixed fees because, they claim, no extra service is provided to the customers in return for those fixed fees.

      As of April 30, 2002, approximately 7,430 legal proceedings concerning monthly fixed payments have been commenced against Turkcell. Of these cases, 6,782 were dismissed by the courts or won by Turkcell, 639 are still pending and 9 were decided against Turkcell. In the 9 cases that have been decided against Turkcell without chance for appeal, plaintiffs were each awarded reimbursements of approximately $0.2, which Turkcell subsequently paid.

      There can be no assurance that more of these suits will not be instituted against Turkcell or that these suits will be determined in Turkcell’s favor. If a significant number of these suits are instituted and Turkcell is unsuccessful in defending against them, this could have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Dispute on Türk Telekom Interconnection Fee:

      Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% “fund” payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,585 at December 31, 2001) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On April 25, 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

      On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion it retained with respect to the first two months of 2000. On October 5, 2000, the court ruled against Turkcell in this lawsuit and lifted the injunction Turkcell obtained on April 25, 2000. Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $26,048 at December 31, 2001) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first installment of TL 16.0 trillion (equivalent to $11,183 at December 31, 2001) with a reservation. Turkcell filed an appeal against the October 5, 2000 decision before the appeals court. On November 3, 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91,151 sought by Turk Telekom, which includes a statutory interest charge of $3,828, $35,332 was paid to Turk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, Turkcell has reversed $81,317, which was previously accrued but not paid and included in direct cost revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, $23,287 was recorded as income in direct cost of revenues related with the paid portion of $35,332 as of and for the year ended December 31, 2000. As a result, Turkcell has recorded $49,595 as income in the direct cost of revenues in the accompanying financial statements for the year ended December 31, 2001. On January 24,

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

2002, the lower court rendered a decision in line with the appeals court’s decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment.

      On November 10, 2000, Turkcell filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $11,183 at December 31, 2001) paid to Turk Telekom as its first installment. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Consequently, a decision in line with the January 24, 2002 decision of the lower court in the first lawsuit is expected to be rendered in June 2002 regarding this second lawsuit and Turkcell expects to recover the TL 16.0 trillion paid to Turk Telekom with interest.

Dispute on Türk Telekom Interconnection Fee:

      The Turkish Electrical Engineers’ Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers’ Society claimed that its interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of its interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of 6 cents per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to Turkcell for traffic switched from the Turk Telekom network to its network. Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long-distance traffic switched from Turkcell to Turk Telekom.

      On November 20, 2000, Turkcell was informed of the court’s decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court’s decision and should be retroactively calculated from the date of its license and include the statutory interest rate on the unpaid balance. Turk Telekom made one claim pertaining to the period extending from the date of its license up to October 2000, and a second to January 2001. Turkcell initiated two separate lawsuits for each period before the commercial court to cancel Turk Telekom’s request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. The case is still pending and the injunction granted in the first case was subsequently lifted but in November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods and which is currently in effect preventing Turk Telekom from collecting this amount. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in its favor on August 21, 2001 in the second lawsuit, Turk Telekom appealed the decision in the second lawsuit. Turkcell is preparing to file its response to their appeal as soon as Turkcell is served with Turk Telekom’s filing.

      In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion (equivalent to $752,447 at December 31, 2001). The court decided the case should be consolidated with the first lawsuit. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Dispute on Additional Treasury Share on Value Added Services and Other Charges:

      On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury after applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified Turkcell that it has rejected Turkcell’s request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On July 25, 2001, Turkcell appealed this decision. On October 15, 2001, Turkcell was notified that the Danistay’s decision, which was dated September 14, 2001, to reject its request to obtain an injunction to prevent the Turkish Treasury to collect such fees was reaffirmed. Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, Turkcell has not recorded any accrual for additional ongoing license fees for such services and revenues and interest. If the case is resolved in favour of the Turkish Treasury, Turkcell will be liable to the Turkish Treasury for up to TL 171.5 trillion (equivalent to $119,102 as of December 31, 2001) including interest of TL 84.6 trillion (equivalent to $58,774 as of December 31, 2001) as of December 31, 2001. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Class action lawsuit against Turkcell:

      On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with its initial public offering in July 2000 contains false and misleading statements regarding its “churn rate” and omits material financial information.

      The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased its American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with its initial public offering in July 2000 contained false and misleading statements regarding its churn rate and omitted material financial information. On June 11, 2001, Turkcell filed a motion to dismiss plaintiffs’ claims. On November 1, 2001, its motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. Turkcell has now entered the discovery process. Turkcell intends to defend itself vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate its potential liability, if any, from the class action lawsuit.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Dispute on tariff increase of transmission lines leases:

      Currently, Turkcell leases all of its transmission lines from Turk Telekom. Turkcell is required to do so to the extent that Turk Telekom can satisfy its requirements. Turk Telekom’s monopoly on providing transmission lines is scheduled to expire no later than the end of 2003.

      On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, Turkcell initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom’s increase in the transmission line fees and their refusal to lease additional transmission lines to Turkcell. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with Telecommunications Authority’s rules for access to Turk Telekom’s transmission lines. From that date Turkcell has paid the fees set by the Telecommunications Authority. Therefore, Turk Telekom’s claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On February 28, 2002, the commercial court granted its request for an expert opinion. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. If the case is resolved in favour of Turk Telekom, Turkcell will be liable to Turk Telekom for up to TL 52.1 trillion (equivalent to $36,202 as of December 31, 2001) including interest of TL 14.8 trillion (equivalent to $10,260 as of December 31, 2001) as of December 31, 2001. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Dispute on National Roaming Agreement:

      The introduction of national roaming in Turkey could have a negative impact on the Company’s consolidated financial position, results of operations or liquidity. Roaming allows subscribers to other operators’ services to use its networks when they are outside the reach of their own operators’ network service areas. National roaming is an issue in Turkey because several Turkish mobile operators have networks with limited geographic reach.

      During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee as well as a per minute fee and a guaranteed volume of airtime usage for the term of the agreement. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. According to the Court’s decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction. In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce against the Turkish Ministry and the Telecommunications Authority. Furthermore, Turkcell has initiated an action before the Ankara Ninth

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell’s favor on November 12, 2001.

      If Turkcell is forced to enter a national roaming agreement with IsTim on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

Investigation of the Turkish Competition Board

      The Turkish Competition Board (the Competition Board) commenced an investigation of business dealings between Turkcell and KVK, the primary distributor of Ericsson GSM handsets in Turkey, in October 1999. The decision of the Competition Board concerning this investigation was verbally rendered to Turkcell on August 1, 2001. The Competition Board decided Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined approximately TL 7.0 trillion (equivalent to $5,270 at August 1, 2001 and $4,844 at December 31, 2001) and was enjoined to cease these infringements. Turkcell believes that it has not infringed the law and plans to initiate an action requesting the cancellation of the Competition Board’s written decision before the Danistay once it receives the Competition Board’s decision enclosing the reasoning of the decision.

Dispute Regarding Interconnection Revenues

      In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell’s ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Upon request of the Turkish Ministry, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that Turkcell should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

      Turkcell received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified Turkcell that it is required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. Turkcell obtained an injunction from the judicial court of first instance on November 2, 2001, allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Turkish Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. Turkcell has accrued for the unpaid amounts and included them in the determination of net income. Since the parties failed to reach an agreement, on October 29, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. As of the date of this report, the arbitral tribunal has not begun proceedings because the final arbitration has not been chosen.

Operating Leases

      The Company has entered into various operating lease agreements. At December 31, 2001, there were no commitments and contingent liabilities in material amounts arising from those agreements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      For the years ended December 31, 1999, 2000 and 2001, total rental expenses for operating leases were $24,800, $29,881 and $53,689, respectively.

(29) Concentrations:

      In 1997 through 2001, the Company’s operations were substantially all inside Turkey. However, as explained in Note 1, the Company has investments in Kibris Telekom (Northern Cyprus), GSM Kazakhstan (Kazakhstan), Azercell (Azerbaijan), Geocell (Georgia), Moldcell (Moldovia) and Fintur (The Netherlands) (2000: GSM Kazakhstan (Kazakhstan), Azercell (Azerbaijan) and Geocell (Georgia) and Fintur (the Netherlands)). At December 31, 2001, net assets at Kibris Telekom and Fintur were $13,692 and $204,872, respectively. (2000: Kibris Telekom $11,908 and Fintur $234,722)

      Until April 27, 1998, almost all of the Company’s revenues were generated from GSM services provided in accordance with the Revenue Sharing Agreement with Türk Telekom. In accordance with the Revenue Sharing Agreement, Turkcell and Türk Telekom shared revenues billed for subscription fees, monthly fixed fees and ongoing calls at a ratio of 32.9% and 67.1%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. Since, Türk Telekom invoiced the subscription fees to and collected them from subscribers directly, the Company invoiced its share in the revenues to Türk Telekom, and consequently, Türk Telekom was the Company’s sole customer. Revenues earned from and charges incurred by Türk Telekom in accordance with the Interconnection Agreement were $411,000 and $77,832, respectively, for the year ended December 31, 2001 (1999: $376,499 and $77,361; 2000: $511,423 and $91,627). The net receivable from Türk Telekom was $26,083 and $50,810 at December 31, 2000 and 2001, respectively.

      The Company makes a substantial portion of its purchases of goods and services related to GSM investments from Ericsson Telekomünikasyon A.S. (a subsidiary of Ericsson Radio Communication Ltd, one of the former shareholders of the Company). Total purchases and charges from Ericsson Telekomünikasyon A.S. were $869,284 in 1999, $929,607 in 2000, and $134,268 in 2001, respectively, and outstanding balance to this company was $132,885 and $170,194 at December 31, 2000 and 2001, respectively.

      In principle, the Company’s revenues are generated in Turkish Lira. Certain sales and purchases and, resulting receivables and payables, are in currencies different than the operating currency. Further, the Company has loans payable denominated in currencies different than its operating currency. Transaction gains and losses on these receivables and payables are included in the determination of earnings, but eliminated during translation of the financial statements, if such currency is the US Dollar.

      The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey at the end of 2000 and in February 2001 and Turkey continues to experience difficulties following such economic crisis. Consequently, Turkey’s currency continues to devalue, there is a continued volatility in the debt and equity market, hyperinflation persists while the economic growth was negative 9.4% by the end of December 2001. However, the rate of devaluation of Turkish Lira has stabilized during last months after the announcement of new loan facility amounting to $10 billion from the International Money Fund (IMF). The significant economic difficulties in Turkey include, but are not limited to, a steep decline in prices of domestic debt and the equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of Turkish Lira against US Dollar during the first day of floatation. As of March 7, 2002, Turkish Lira has devalued significantly against major foreign currencies as compared to the related exchange rates ruling as of December 31, 2000. The US Dollar/ Turkish Lira exchange rate at December 31, 2000 was TL 671,765 whereas at December 31, 2001 it is TL 1,439,567.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Confidence in banking sector has yet to be fully restored and there continues to be general lack of liquidity in the economy. Turkey’s return to economic stability is dependent to a large extent of the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. Its financial condition, future operations and cash flows could be adversely affected by continued economic difficulty.

(30) Subsequent Events (Unaudited):

      On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur’s two business divisions, the international GSM businesses and the technology businesses. As per the subject transaction, Turkcell intends to acquire an additional 16.45% of Fintur’s international GSM business from the Çukurova Group, increasing its stake in the business to 41.45%. As part of the subject transaction, Turkcell intends to sell its entire interest in Fintur’s technology businesses to the Çukurova Group. The consideration to be paid by Turkcell to the Çukurova Group resulting from these transactions is expected to be approximately $71 million. Turkcell has receivables from Fintur of approximately $63 million as of December 31, 2001, and the receipt of such receivables after the finalization of the transaction will offset a major portion of the consideration paid by Turkcell to the Çukurova Group. Therefore, the Company estimates its net cash outflows to be up to $8 million. Upon the signing of the letter of intent, Fintur classified the subsidiaries in the technology businesses as held for sale and measured them at the lower of their carrying amount or fair value less their selling price and, accordingly, an impairment charge of approximately $27 million is recognized in Fintur’s unaudited financial statements for the three-month period ended March 31, 2002, which will have an effect amounting to approximately $7 million in Turkcell’s results of operations for the three-month period ended March 31, 2002. On May 10, 2002 Turkcell and the other shareholders of Fintur Holdings B.V. signed a share purchase agreement in connection with the restructuring of Fintur’s two business divisions, which includes the basic principles agreed in the letter of intent.

      On August 21, 2002, the transaction was completed. The finalization of this deal will enable Turkcell to focus on its core mobile business since these GSM operations are located in countries with low mobile penetration rates, which management believes will provide opportunities for future growth.

      On May 9, 2002, the Company agreed with Akbank to extend two principal repayments of existing borrowings totalling $62,500, which are due in 2002, for twelve months subsequent to their initial maturities.

[This page left blank intentionally.]

Fintur Holdings B.V.

Consolidated Financial Statements

and Auditor’s Report

At 31 December 2001 and 2000

[This page left blank intentionally.]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and

Board of Directors of Fintur Holdings B.V.

      We have audited the accompanying consolidated balance sheets of Fintur Holdings B.V. (“Fintur” or the “Company”) as at 31 December 2001 and 2000 and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

      We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of these consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur as at 31 December 2001 and 2000 and the related results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1, we have previously issued an unqualified audit opinion on the financial statements of Fintur at 31 December 2001, which included an emphasis of a matter paragraph indicating that certain conditions raised substantial doubt about Fintur’s ability to continue as a going concern. The conditions, as discussed further in Note 23, which led to substantial doubt about Fintur’s ability to continue as a going concern, were alleviated in August 2002.

PricewaterhouseCoopers N.V.

Rotterdam, the Netherlands

4 March 2002
(except for Note 22, as to which the date is 24 April 2002 and for the 11th paragraph of Note 1 and Note 23, as to which the date is 17 September 2002)

FINTUR HOLDINGS B.V.

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Notes	2001	2000

ASSETS
Current assets:
Cash and cash equivalents	6	13,160	31,103
Restricted cash	6	81,765	—
Trade receivables (net of provision for doubtful receivables of USD 11,035 and USD 9,976 at 31 December 2001 and 2000, respectively)		25,828	15,863
Due from related parties	7	61,115	42,828
Inventories		10,120	6,136
Other current assets	8	24,809	43,072
Deferred tax assets	16	1,430	1,559

Total current assets		218,227	140,561

Non-current assets:
Investments	9	16,841	14,114
Associates	10	1,681	966
Property and equipment-net	11	423,063	378,315
Intangible assets-net	12	309,966	337,836
Other non-current assets		26,950	24,303
Deferred tax assets	16	3,023	1,100

Total non-current assets		781,524	756,634

Total assets		999,751	897,195

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Notes	2001	2000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	13	255,189	257,081
Trade payables		116,678	106,475
Due to related parties	7	119,495	60,341
Other current liabilities	14	73,428	45,519
Short-term lease obligations	15	6,581	9,578
Deferred tax liability	16	114	35

Total current liabilities		571,485	479,029

Non-current liabilities:
Long-term bank borrowings	13	150,787	127,595
Other non-current liabilities		2,880	4,219
Long-term lease obligations	15	1,659	6,551
Deferred tax liability	16	10,672	5,580

Total non-current liabilities		165,998	143,945

Total liabilities		737,483	622,974

Minority interests	18	57,396	39,499
Commitment and contingent liabilities	20	—	—

Shareholders’ equity:
Share capital, EUR 1 par value 1,930,000,000 shares authorised; 540,000,000 (2000: 386,266,092) shares issued and outstanding	17	538,118	360,007
Accumulated deficit		(325,748)	(121,088)
Cumulative translation adjustment		(7,498)	(4,197)

Total shareholders’ equity		204,872	234,722

Total liabilities and shareholders’ equity		999,751	897,195

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Notes	2001	2000

Net sales		326,972	118,727
Cost of sales		(263,270)	(81,510)

Gross profit		63,702	37,217
General administrative expenses		(43,559)	(41,229)
Selling and marketing expenses		(45,167)	(39,497)
Depreciation and amortisation expenses		(112,088)	(45,569)

Operating loss		(137,112)	(89,078)
Other income/(expenses) — net		3,380	(2,181)
Financial expenses — net	19	(58,806)	(32,458)

Loss before taxation on income and minority interests		(192,538)	(123,717)
Taxes on income	16	(1,379)	(4,508)

Loss before minority interests		(193,917)	(128,225)
Minority interests	18	(10,743)	7,119

Net loss for the period		(204,660)	(121,106)

Foreign currency translation adjustment		(3,301)	(4,197)

Comprehensive loss		(207,961)	(125,303)

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

			Retained
		Cumulative	earnings/
	Share	translation	(accumulated	Shareholders’
	capital	adjustment	deficit)	equity

Balance at 1 January 2000	120	—	18	138
Increase in share capital	359,887	—	—	359,887
Cumulative translation adjustment	—	(4,197)	—	(4,197)
Loss for the year	—	—	(121,106)	(121,106)

Balance at 31 December 2000	360,007	(4,197)	(121,088)	234,722

Increase in share capital	178,111	—	—	178,111
Cumulative translation adjustment	—	(3,301)	—	(3,301)
Loss for the year	—	—	(204,660)	(204,660)

Balance at 31 December 2001	538,118	(7,498)	(325,748)	204,872

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

	2001	2000

Operating activities:
Net loss	(204,660)	(121,106)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortisation	112,088	45,569
Provision for employment termination	(117)	42
Provision for doubtful receivables	1,059	355
Increase in minority interest	17,897	39,499
Loss from associates	558	—
Change in asset and liabilities net of effects from acquisition of Subsidiaries:
Increase in trade receivables and due from related parties	(29,311)	(10,634)
Increase in inventories	(3,984)	(1,692)
Decrease/ (increase) in other current assets	18,263	(28,485)
Decrease in deferred tax asset/ (liability) — net	3,377	3,952
Increase in other non-current assets	(2,647)	(873)
Increase in trade payables and due to related parties	69,357	26,812
Increase in other current liabilities	24,608	2,733
Decrease in non-current liabilities	(1,222)	(172)

Net cash used by operating activities	5,266	(44,000)

Investing activities:
Purchase of property and equipment	(114,041)	(167,533)
Purchase of intangible assets	(14,925)	(41,286)
Payments for acquisition of subsidiaries, net of cash acquired	—	(275,419)
Change in investments and associates	(4,000)	364

Net cash used by investing activities	(132,966)	(483,874)

Financing activities:
(Decrease)/ increase in short-term bank borrowings	(1,892)	163,387
Increase in long-term bank borrowings	23,192	34,341
Decrease in lease-obligations	(7,889)	1,279
Increase in restricted cash	(81,765)	—
Proceeds from issuance of new shares	137,516	359,887
Advance capital payments received	40,595	—

Net cash provided by financial activities	109,757	558,894

Net (decrease)/ increase in cash and cash equivalents	(17,943)	31,020
Cash and cash equivalents at beginning of year	31,103	83

Cash and cash equivalents at end of year	13,160	31,103

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

      Fintur Holdings B.V. (“Fintur” or the “Company”), formerly known as Geden Lines B.V., is a Rotterdam, Netherlands based company established in 1968. Fintur’s primary activity is the participation and investment in various businesses in the telecommunications, technology and media sectors.

      During 2000, Fintur acquired major shareholdings in companies primarily located in Turkey, Central Asia, Caucasus and Eastern European countries for a total purchase price of USD 295,630 (Note 21).

      Fintur has three primary shareholders, the Çukurova Holding A.S. and its subsidiary Yapi ve Kredi Bankasi A.S. (the “Çukurova Group”), Turkcell Iletisim Hizmetleri A.S. (“Turkcell”) and Sonera Holding B.V. (“Sonera”). Fintur’s operating segments are organized under two primary holding companies, Fintur International B.V. and Fintur Technologies B.V. Companies operating under Fintur’s GSM segment are held by Fintur International B.V. while the remaining companies operating under Fintur’s Multimedia, ISP, PSTN and Data transmission segments are held by Fintur Technologies B.V. See Note 5 for further information on segments.

      Fintur has incurred significant operating losses during 2000 and 2001. At 31 December 2001, current liabilities exceeded current assets by USD 353,258 and the accumulated deficit was USD 325,748. Such losses resulted primarily from costs incurred in product development programs of subsidiaries operating in the technology business and the related general and administrative, selling and marketing expenses, and financing costs. Fintur expects to incur additional operating losses in 2002.

      These conditions may raise substantial doubt about Fintur’s ability to continue as a going concern. Management’s plans to continue operations include divesting of high technology businesses, refinancing existing loans and obtaining additional borrowings.

      In February 2002, Management developed a plan to sell the technology businesses (the “Proposed Transaction”). As explained further in Note 22, on 28 February 2002, the shareholders of Fintur signed a letter of intent (LOI) in connection with the plan to sell the technology businesses and retain solely the Company’s international GSM business. Under the terms outlined in the LOI, the holdings of Sonera and Turkcell in Fintur (i.e., the international GSM business) will increase to 58.55% and 41.45%, respectively and the Çukurova Group’s interest will be eliminated.

      As a result of the Proposed Transaction, Fintur will continue to have an interest in the international GSM businesses including Azertel (including Azercell and Azeronline), Gürtel (including Geocell), Global, Kcell, Moldcell, Molfintur, Novacell and Fintur International, but will no longer have an interest in the technology businesses, namely Superonline, Digital Platform, ETH, Mobicom, Verinet, Topaz and Fintur Technologies. These technology businesses have incurred significant operating losses in 2000 and 2001.

      After the Proposed Transaction, Fintur will have fully divested of the high technology businesses. The remaining international GSM businesses produced positive cash-flows from operations for the year ended 31 December 2001 and are not considered to be a going concern issue by Management. Consummation of the Proposed Transaction is a critical element for Fintur to continue as a going concern. Certain conditions must be fulfilled before the Proposed Transaction is consummated, including the transfer of certain Fintur non-GSM businesses to the Çukurova Group and the approval of such transfers by the Turkish Telecommunications Board and the Turkish Competition Board.

      Fintur Management expects to refinance existing loans from related parties amounting to USD 27,000 that come due by in the three-month period ended 31 March 2002. Other financial institutions and related parties have also committed to provide new loans amounting approximately to USD 15,000 and USD 5,500, respectively, during the quarter ended 31 March 2002.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      The Çukurova Group has confirmed its intention to financially support the subsidiaries of Fintur operating in the technology business, which they expect to retain after the proposed transaction. Turkcell and Sonera have confirmed their intention to financially support the subsidiaries of Fintur operating in international GSM business that they expect to control subsequent to the Proposed Transaction. Financial support includes all necessary measures to ensure that the respective subsidiaries of Fintur will have sufficient funds available to allow them to meet their financial obligations and to carry on their business without any significant curtailment of operations for at least one year subsequent to 31 December 2001.

      A further explained in Note 23(d), on 21 August 2002, the Proposed Transaction was completed and all conditions related to the finalisation of the Proposed Transaction have been fulfilled.

      These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should Fintur be unable to continue in existence.

      Fintur has the following investments in subsidiaries (the “Subsidiaries”). The current business segments, Global System for Mobile Communicates (“GSM”), Internet Services Provider (“ISP”), data transmission, multimedia and Public Switched Telephone Network (“PSTN”), are listed by subsidiary below:

Subsidiary	Business segment

Azertel Telekomünikasyon Yatirim Dis Ticaret A.S. (“Azertel”)	Other
Gürtel Telekomünikasyon Yatirim ve Dis Ticaret A.S. (“Gürtel”)	Other
GSM Kazakhstan LLP OAO Kazakhtelecom (“Kcell”)	GSM
I.M.Moldcell S.A. (“Moldcell”)	GSM
JSC Novacell (“Novacell”)	GSM
Topaz Telekomünikasyon Yayincilik Reklamcilik Sanayi ve Ticaret A.S. (“Topaz”)	Multimedia
Mobicom Bilgi Iletisim Hizmetleri A.S. (“Mobicom”)	Data transmission
Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (“Superonline”)	ISP
European Telecommunication Holding E.T.H. A.G. (“ETH”)	PSTN
Verinet Uydu Haberlesme Sanayi ve Ticaret A.S. (“Verinet”)	Data transmission
Global LLC (“Global”)	Other
Molfintur S.R.L. (“Molfintur”)	Other
Fintur International B.V. (“Fintur International”)	Other
Fintur Technologies B.V. (“Fintur Technologies”)	Other
Digital Platform Iletisim Hizmetleri A.S. (“Digital Platform”)	Multimedia

      All the Subsidiaries are incorporated in Turkey except for ETH in Germany, Global in Georgia, Kcell in Kazakhstan, Moldcell and Molfintur in Moldova, Novacell in Ukraine, Fintur International and Fintur Technologies in Netherlands.

      Azertel has a 64% share in Azercell Telekom B.M. (“Azercell”). Azercell is a cellular phone carrier and operates in accordance with a non-exclusive GSM licence agreement signed with the Ministry of Communication of the Azerbaijan Republic which allows operation throughout Azerbaijan for a twenty-year period. Azercell has a 51% share in Azeronline Ltd. (“Azeronline”), an Internet Service Provider.

      Gürtel has a 83% share in Geocell LLC (“Geocell”), 4% share in Digital Platform and 45% share in Digital Hizmetler Pazarlama A.S. (“Digital Pazarlama”). Geocell is a cellular phone carrier, which operates in accordance with a non-exclusive GSM license agreement signed with the Ministry of Communications of Republic of Georgia, which allows for operation throughout Georgia for a ten year period.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      At 31 December 2000, Fintur owned 80% of Gt-Mobile LLC, a cellular phone carrier operating throughout Georgia. During the three months ended 31 March 2001, Geocell acquired the remaining 20% of Gt-Mobile LLC for a cash consideration of USD 0.2. Geocell and Gt-Mobile merged under Geocell on 27 March 2001.

      Kcell was formed to design, construct and operate a cellular telecommunications network in Kazakhstan. Kcell obtained a non-exclusive general license for 15 years to provide mobile telephone services in accordance with GSM Standards.

      Moldcell was established to operate as one of the two GSM operators in the Republic of Moldova. Moldcell is licensed by the Ministry of Transport and Communications to provide both voice and data services over its mobile network for a period of 15 years.

      Novacell was established to operate a cellular telecommunications network in Ukraine.

      Topaz is engaged in building and updating cable TV networks mainly in several cities. In accordance with a revenue sharing agreement with Türk Telekomünikasyon A.S. (“Turk Telecom”), revenues earned on cable TV systems are shared with Turk Telecom for a period of ten years until 10 April 2007. During this period, all expenses related to the cable TV network installments are borne by Topaz.

      Mobicom is a wireless data communication network operator. Mobicom operates the Mobitex system, a radio trunk system. Mobicom also provides Mobile ATM, alarm systems, telemeter (distant data collection), and message sending and receiving services.

      Superonline was established on 11 July 1995 and provides internet services to individuals and companies.

      ETH is a telecommunication operator and ISP in Germany primarily serving the Turkish community.

      Verinet was established to provide Integrated Satellite Business Network (ISBN) data communication services via the Turksat satellite through its Earth Station (HUB) located in Istanbul. ISBN supports two-way data communication between an entity’s headquarters/data center and its remote sites or branches via Verinet’s HUB. Verinet has a revenue sharing agreement with Turk Telecom that expires in 2005.

      Global was established as a limited liability enterprise in the Republic of Georgia. The Company is a service company specialised in call center, IT and GSM network support and maintenance services that are required by the GSM companies in Georgia.

      Molfintur was established to provide commercial services, telecommunication services, agency services, production and trading, distribution and marketing of merchandises.

      Fintur International was established for the purpose of investing in companies operating in telecommunications sector particularly in Central Asia, Caucasus, Eastern Europe and the European Union.

      Fintur Technologies was established for the purpose of investing in companies operating in internet, digital and cable TV, data transmission and other high tech sectors particularly in Turkey.

      Digital Platform was established for the purpose of broadcasting and purchasing, selling and leasing of communication equipment and satellites lines, and delivering DTH (Direct to Home) television program distribution services.

NOTE 2 — BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

      Fintur Holdings B.V. and its Subsidiaries (“the Group”) maintain their accounting records in accordance with the laws and regulations in force in the countries where they are registered. These consolidated financial

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

statements are based on the statutory records, which are maintained under the historical cost convention, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America (“USGAAP”).

Foreign currency translation

      The remeasurement of functional currency financial statements of Azertel, Gürtel, Verinet, Mobicom, Digital Platform, Topaz, Superonline, Moldcell and Molfintur into US dollars, has been performed in accordance with the relevant provision of SFAS 52 as applied to entities in highly inflationary economies. Non-monetary assets and liabilities, capital, revenues and costs are remeasured at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at period ends. All foreign exchange adjustments resulting from the translation of the financial statements into US dollars are included in the “financial expenses — net” in the statement of income.

      The translation of functional currency financial statements of Kcell, ETH, Novacell and Global to US dollar has been performed in accordance with SFAS 52 and the resulting cumulative translation adjustment has been recognised in the shareholders’ equity. The following exchange rates were used:

• Assets and liabilities	— period end exchange rates
• Shareholders’ equity	— historical exchange rates
• Revenues, costs, income and expense	— average exchange rates (which approximate exchange rates in effect on transaction dates)

NOTE 3 — BASIS OF CONSOLIDATION

a)	Subsidiaries are companies over which Fintur has power to control the financial and operating policies for the benefit of Fintur through the power to exercise more than 50% of the voting rights.

The table below sets out all Subsidiaries and Fintur’s combined direct and indirect ownership percentage at 31 December 2001 and 2000:

	2001	2000
Name	%	%

Azertel	80	88
Gürtel	100	100
Kcell	51	51
Moldcell	77	77
Novacell	75	—
Topaz	100	100
Mobicom	100	90
Superonline	100	100
ETH	75	60
Verinet	100	80
Global	100	100
Molfintur	100	100
Fintur International	100	—
Fintur Technologies	100	—
Digital Platform	100	100

Intercompany transactions and balances between Fintur and its Subsidiaries are eliminated on consolidation.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

b)	The results of Subsidiaries are included from their effective dates of acquisition. The minority shareholders’ share in the net assets and results are separately classified in the consolidated balance sheet and statement of income as minority interests.

c)	Associates are companies in which the Group has a voting interest of between 20% and 50% of the ordinary share capital and over which the Group exercises significant influence. Associates are accounted for using the equity method of accounting. At 31 December 2001, the Group has a voting interest of 50% in Digital Pazarlama and 30% interest in Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (“Mapco”).

Until 26 December 2001, the Group had 30% interest in Platco Internet ve Iletisim Altyapi Hizmetleri A.S. (“Platco”) and 30% interest in Mapco. Mapco and Platco were initially established in Istanbul on 8 November 2000 as separate companies under common control. These companies having identical ownership structures completed a legal reorganization on 26 December 2001. Mapco is the product of these two legal entities and has been carrying on the activities of the previously separate enterprises (Note 10).

d)	Investments in non-marketable securities where the Group does not have a significant influence (generally indicated by a holding of less than 20% voting interest) are accounted for at cost less any provisions for diminished value.

NOTE 4 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Uniform accounting policies followed by all consolidated subsidiaries, are summarised below:

Cash and cash equivalents

      Highly liquid investments, whose original maturity at the time of purchase is less than three months, are considered cash equivalents. Repurchase agreements with banks are classified as cash and cash equivalents.

Inventories

      Inventories primarily include nodes, intrabuilding network installations, SIM cards, scratch cards, optical links and headend control centers. Inventories are valued at the lower of cost or net realisable value. The cost of inventories is determined by using either the weighted average or the first-in, first-out method. Cost elements included in inventories comprise all costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Trade receivables

      Trade receivable balances are carried at realisable value.

      Changes in the provisions for doubtful accounts made during the year are charged against the profit or loss for the year. Receivables from subscribers, which cannot be recovered, are written off and charged against the allowance for doubtful accounts, after all the necessary legal procedures have been completed and the amount of the loss has been determined. Recoveries of amounts previously provided are treated as a reduction to bad debt expense for the year.

      The provision for doubtful receivables is based on management’s evaluation of the trade receivables, based on the volume of receivables outstanding, collateral obtained, past experience and general economic conditions.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

Property and equipment and related depreciation

      Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis.

      Assets leased under agreements that transfer to the Group substantially all the risks and rewards of ownership are accounted for as finance leases. At the inception of a finance lease agreement, the asset is recorded in property and equipment and a liability is recorded for the capital element of the leasing commitments under short-term and long-term lease obligations. Lease rental payments include a capital element, which is applied to reduce the liability outstanding, and an interest element, which is charged to income. Depreciation on the relevant assets is calculated on a straight-line basis over the shorter of the estimated economic useful life of the asset or the lease term.

      The depreciation periods for property and equipment, which approximate their economic useful lives, are as follows:

Years

Switches and transmission devices	8
Broadcasting equipment	5
Network equipment	8
Computer equipment	4-8
HUB	10
Buildings	25-50
Machinery and equipment	5-10
Furniture and fixtures	4-5
Motor vehicles	4
Leasehold improvements	3-5

      Capital improvements, renovation and repairs that extend the life of an asset are capitalised, whilst other repairs and maintenance are charged to expense. The cost and accumulated depreciation of property and equipment sold are removed from the accounts and the related gains or losses, if any, are reflected in the statement of income.

Intangible assets

      Intangible assets mainly comprise licenses, acquired customer base, acquired brand names, software and goodwill. Identifiable intangible assets are amortised over 2-20 years.

      Goodwill represents the difference between the acquisition price and the attributable share of Fintur in the fair value of the underlying net assets of the subsidiary acquired. Goodwill is amortised using the straight-line method over 10 years.

Income taxes

      SFAS 109, “Accounting for Income Taxes” recognises both the current and deferred tax consequences of all transactions that have been recognised in the financial statements, based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities in these financial statements and their carrying values for statutory reporting purposes.

      Valuation allowances in respect of deferred tax assets are recorded when it is considered more likely than not that such deferred tax assets will not be realised.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

Employment termination benefits

      Employment termination benefits represent the present value of the estimated total provision for probable future obligations of subsidiaries registered in Turkey calculated in accordance with the Turkish Labour Law. Subsidiaries registered outside Turkey contribute certain percentages of gross salaries of their employees to social security and insurance funds of the representative countries in which they reside. Such contributions are charged to income when paid.

Revenue and expense recognition

      Revenues from operations principally consist of charges to subscribers for cellular air-time usage, connection fees, and roaming charges; sales of hand-set and periphery equipment; subscription fees from ISP and DTH television program customers, data transmission revenues and Internet advertising.

Revenues from cellular phone operations

      Revenues from cellular air-time access, usage and roaming charges are recognised as the service is provided. Activation fee revenues and revenues from the sales of simcards are deferred over the estimated customer life. Revenues from sales of handsets and other peripheral equipment are recognized at the time of sale and delivery to the customer.

      Direct expenses of activation and sales of simcards are deferred to the extent of deferred revenues. Amounts in excess of deferred revenues are expensed as period costs.

Revenues from ISP operations

      Internet connection revenues are deferred over the estimated customer life. Subscription fees billed in advance are recognised monthly as service is provided. Internet advertising revenue is recognised as service is provided.

      Direct expenses of customer connections are deferred to the extent of deferred revenues. Amounts in excess of deferred revenues are expensed as period costs.

Revenues from DTH television operations

      Connection fees for DTH television program customers is recognised at the time of activation of the subscription to the extent of direct selling costs. Connection fees in excess of direct selling costs, if any, are deferred and recognised over the estimated customer life. Subscription fees are recognised as service is provided.

Other revenues

      Data transmission revenues are recorded as service is provided.

      Deferred revenues comprise the unearned portion of revenue from sales of scratch cards and amounts received from subscribers as advance payment for airtime usage and Internet access services and is included under other current liabilities in the balance sheet.

Impairment of long-lived assets

      The Group assesses the impairment of its long-lived assets and intangibles whenever facts or circumstances indicate the carrying amounts may not be recoverable.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      The Group compares the carrying value of such assets to the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected cash flows (undiscounted and without finance charges) is less than the carrying amount of the asset, the Group recognises an impairment loss on the assets. In that event, a loss is recognized for the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined by quoted market prices in active markets, if available, or by using the anticipated cash flows discounted at a rate commensurate with the risks involved.

Comprehensive loss

      Comprehensive loss encompasses all changes in shareholders’ equity including net loss and changes directly to equity such as foreign currency translation adjustments.

Fair value of financial instruments

      The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgement is required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange.

      The fair values of cash and cash equivalents and other monetary assets approximate their respective carrying values due to their short-term nature.

      The carrying values of trade receivables along with the related allowances for uncollectability also approximate fair values.

      The fair values of short-term funds borrowed and other current monetary liabilities approximate their respective carrying values due to their short-term nature.

      The fair value of long-term borrowing also approximates carrying value as management believes the related interest rates approximate the interest rates of new borrowing available to the Group at 31 December 2001.

Advertising cost

      Costs incurred for advertising and promotions are expensed when incurred.

Comparatives

      Where necessary, comparative figures have been adjusted to confirm with changes in the current year.

Use of estimates

      The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and operating costs during the reporting period. The most significant estimates relate to the estimates of customer life for recognition of deferred revenue, depreciable lives of property and equipment, amortisation lives for licenses, other intangible assets and goodwill, the allowance for doubtful accounts and deferred taxation. Actual results may differ from these estimates.

      In 2001, management completed the final allocation of the excess purchase price over net assets of the subsidiaries acquired during 2000. As a result of the revised analysis, the excess purchase price over net assets acquired has been reallocated. Management also evaluated the useful lives of its intangible assets and made certain adjustments to reflect the current operating environment. The changes made have been

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

accounted for under Accounting Principles Board Opinion No. 20 (“APB 20”) as a change in accounting estimate, with cumulative effect recorded directly to income in the current period. The total amount recorded to expense in the current period as a result of the revised analysis and change in useful lives is USD 2,043 (Notes 12 and 21).

Recent Accounting Developments

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” (“SFAS 141”) which supersedes APB Opinion No. 16, “Business Combinations”. SFAS No. 141 requires that purchase method of accounting be used for business combinations initiated after 30 June 2001 and eliminates the pooling-of-interests method. In addition, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. The provisions of this statement apply to all business combinations initiated after 30 June 2001. The adoption of SFAS No. 141 will not change the method of accounting used in previous business combinations and will not have a material impact on the consolidated financial statements of Fintur.

      In June 2001, the FASB also issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) which is effective for fiscal years beginning after 15 December 2001. Certain provisions shall also be applied to acquisitions initiated subsequent to 30 June 2001. SFAS No. 142 supersedes APB Opinion No. 17 “Intangible Assets” and requires, among other things, the discontinuance of amortisation related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill.

      As a result of our adoption of SFAS No. 142, amortisation on the carrying amount of goodwill and indefinite lived intangible assets, namely brand names, will cease. Management expects this to reduce the amortisation expense for the year 2002 by USD 18,296. At this time, management cannot estimate the impact of the required impairment testing.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) which is effective for fiscal years beginning after 15 June 2002. SFAS No. 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are then capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be adopted no later than 1 January 2003. Management does not expect the adoption of SFAS No. 143 to have a material impact on its consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” (“SFAS 144”) which is effective for fiscal years beginning after 15 December 2001. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 will be adopted no later than 1 January 2003. Fintur is currently analysing the implementation requirements and has not yet determined whether the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 5 — SEGMENT INFORMATION

      Management organises its business on the basis of products and services. Therefore, segment information is based on strategic business units that offer different services such as GSM, multimedia, ISP, PSTN and data transmission. The geographic information is provided for external revenue and long-lived assets.

      The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies”.

A) Segment Assets Employed

	2001	2000

GSM	386,641	371,717
Multimedia	281,222	261,863
ISP	155,727	200,837
PSTN	27,604	20,845
Data transmission	25,842	50,461
Other	132,766	95,620

	1,009,802	1,001,343
Consolidation adjustments and eliminations	(10,051)	(104,148)

Total assets per these consolidated financial statements	999,751	897,195

B) Segment liabilities and minority interests

	2001	2000

GSM	247,167	243,515
Multimedia	343,195	302,063
ISP	81,521	108,865
Data transmission	3,261	13,759
PSTN	18,019	14,577
Other	80,964	64,182

Total combined	774,127	746,961
Consolidation adjustments and eliminations	20,752	(84,488)

Total liabilities and minority interests per these consolidated financial statements	794,879	662,473

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

C) Segment Analysis For The Year Ended 31 December 2001

			Data				Consolidation
	GSM	Multimedia	transmission	ISP	PSTN	Other	elimination	Total

External revenue	174,327	97,210	2,973	26,613	25,849	—	—	326,972
Intra segment revenue	222	266	66	—	—	—	(554)	—
Inter segment revenue	—	311	—	1,485	—	179	(1,975)	—

Net sales	174,549	97,787	3,039	28,098	25,849	179	(2,529)	326,972

Cost of sales	(55,371)	(158,821)	(2,352)	(19,045)	(27,903)	—	222	(263,270)
General administrative expenses	(24,294)	(9,025)	(178)	(2,818)	(4,222)	(3,929)	907	(43,559)
Selling and marketing expenses	(19,677)	(15,776)	(10)	(5,451)	(4,253)	—	—	(45,167)
Depreciation and amortisation expenses	(38,201)	(33,300)	(4,763)	(26,267)	(3,243)	(6,314)	—	(112,088)

Operating profit/(loss)	37,006	(119,135)	(4,264)	(25,483)	(13,772)	(10,064)	(1,400)	(137,112)

Other income/(expenses) — net	(3,053)	9,936	(52)	(413)	(415)	(4,023)	1,400	3,380
Financial income/(expenses) — net	(23,529)	(27,561)	174	(11,916)	(270)	4,296	—	(58,806)

Income/(loss) before taxation on income and minority interests	10,424	(136,760)	(4,142)	(37,812)	(14,457)	(9,791)	—	(192,538)
Taxation on income	(947)	—	—	(292)	—	(140)	—	(1,379)

Income/(loss) before minority interest	9,477	(136,760)	(4,142)	(38,104)	(14,457)	(9,931)	—	(193,917)
Minority interests	374	—	—	—	—	(11,117)	—	(10,743)

Income/(loss) for the period	9,851	(136,760)	(4,142)	(38,104)	(14,457)	(21,048)	—	(204,660)
Foreign currency translation adjustment	(3,202)	—	—	—	(99)	—	—	(3,301)

Comprehensive income/(loss)	6,649	(136,760)	(4,142)	(38,104)	(14,556)	(21,048)	—	(207,961)

Segment Analysis For The Year Ended 31 December 2000

			Data				Consolidation
	GSM	Multimedia	transmission	ISP	PSTN	Other	elimination	Total

External revenue	75,616	14,221	2,239	18,567	7,682	402	—	118,727
Intra segment revenue	—	—	—	—	—	—	—	—
Inter segment revenue	—	—	—	—	—	—	—	—

Net sales	75,616	14,221	2,239	18,567	7,682	402	—	118,727

Cost of sales	(21,485)	(25,577)	(1,701)	(21,194)	(11,553)	—	—	(81,510)
General administrative expenses	(12,750)	(5,547)	(328)	(10,367)	(7,344)	(4,893)	—	(41,229)
Selling and marketing expenses	(17,661)	(12,818)	(60)	(8,958)	—	—	—	(39,497)
Depreciation and amortisation expenses	(17,346)	(9,859)	(3,144)	(14,703)	(517)	—	—	(45,569)

Operating profit/(loss)	6,374	(39,580)	(2,994)	(36,655)	(11,732)	(4,491)	—	(89,078)

Other income/(expenses) — net	(1,228)	(440)	427	(1,028)	(178)	266	—	(2,181)
Financial income/(expenses) — net	(12,057)	(10,191)	(761)	(9,722)	161	112	—	(32,458)

Income/(loss) before taxation on income and minority interests	(6,911)	(50,211)	(3,328)	(47,405)	(11,749)	(4,113)	—	(123,717)
Taxation on income	(3,541)	—	—	(974)	—	7	—	(4,508)

Income/(loss) before minority interest	(10,452)	(50,211)	(3,328)	(48,379)	(11,749)	(4,106)	—	(128,225)
Minority interests	2,036	—	83	—	4,844	156	—	7,119

Loss for the period	(8,416)	(50,211)	(3,245)	(48,379)	(6,905)	(3,950)	—	(121,106)
Foreign currency translation adjustment	(3,404)	—	—	—	(793)	—	—	(4,197)

Comprehensive loss	(11,820)	(50,211)	(3,245)	(48,379)	(7,698)	(3,950)	—	(125,303)

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

D) Geographic Information as at 31 December 2001 and 2000

31 December 2001	Turkey	Azerbaijan	Kazakhstan	Moldova	Georgia	Germany	Netherlands	Total

Investments	16,791	—	—	—	—	—	50	16,841
Associates	1,681	—	—	—	—	—	—	1,681
Property and equipment — net	192,968	108,635	63,007	21,822	32,870	3,761	—	423,063
Intangible assets — net	186,136	14,997	62,062	8,916	25,204	12,651	—	309,966
Other non current assets	23,537	—	—	3,413	—	—	—	26,950
Deferred tax assets	—	2,335	—	—	688	—	—	3,023

Total long-lived assets	421,113	125,967	125,069	34,151	58,762	16,412	50	781,524

External revenues	126,796	75,358	74,908	5,650	18,411	25,849	—	326,972

31 December 2000	Turkey	Azerbaijan	Kazakhstan	Moldova	Georgia	Germany	Netherlands	Total

Investments	14,114	—	—	—	—	—	—	14,114
Associates	966	—	—	—	—	—	—	966
Property and equipment — net	194,416	72,475	52,826	22,180	33,469	2,949	—	378,315
Intangible assets — net	208,516	16,555	67,791	9,626	27,048	8,300	—	337,836
Other non current assets	21,011	21	—	3,271	—	—	—	24,303
Deferred tax assets	—	—	—	—	1,100	—	—	1,100

Total long-lived assets	439,023	89,051	120,617	35,077	61,617	11,249	—	756,634

External revenues	35,025	43,615	24,551	689	7,165	7,682	—	118,727

NOTE 6 — CASH, CASH EQUIVALENTS AND RESTRICTED CASH

      The analysis of cash, cash equivalents and restricted cash at 31 December 2001 and 2000 are as follows:

	2001	2000

Cash on hand	317	628
Banks
— demand deposits	9,243	25,764
— time deposits	2,783	1,521
— repurchase agreements with banks	817	3,190

Cash and cash equivalents	13,160	31,103

Restricted cash	81,765	—

      At 31 December 2001, restricted cash includes deposits at Yapi ve Kredi Bankasi A.S. (OBU) Bahrain Branch amounting to USD 80,259 that cover an equivalent amount of cash credit used or to be used by certain subsidiaries. The principal and the interest on these deposits may not be used without the approval of Yapi ve Kredi Bankasi A.S. (OBU) Bahrain Branch until the above mentioned facilities have been fully repaid. The interest rates on these deposits varies between 4% and 10% payable semi-annually. Additionally, restricted cash includes demand deposits amounting to USD 920 restricted to guarantee the rental payments of various telecommunication agreements, to secure customer credit risk and to secure future rental payments. Lastly, USD 532 is restricted in the favour of Iksir Uluslararasi Elektronik Ticaret Bilgilendirme ve Haberlesme Hizmetleri A.S. (“Ixir”), an internet service provider, for payable to Ixir resulted due to the acquisition of the customer base of Ixir.

      Time deposits are all short-term, maturing within three months.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Repurchase agreements with banks consist of treasury bills held for resale to banks under reverse repurchase agreements. These are all short-term with periods of less than three months.

NOTE 7 —	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND SHAREHOLDERS

      Amounts due from and due to related parties at 31 December 2001 and 2000 are as follows:

	2001	2000

Due from related companies:
Asli Gazetecilik ve Matbaacilik A.S.	15,043	—
Aztelekom	11,936	9,693
Çukurova Investments B.V.	10,263	—
Ministry of Communications of Azerbaijan	9,525	10,086
Aks Televizyon Reklamcilik A.S. (“Aks TV”)	4,296	—
Endüstri Holding A.S.	3,251	4,985
Interaktif Çocuk Programlari Yapimciligi A.S. (“Digikids”)	998	732
Accent Electronic S.A.	920	—
OAO Kazakhtelecom	874	—
MTM Haber Yatirim A.S. (“MTM”)	—	15,000
Other	4,009	2,332

	61,115	42,828

	2001	2000

Due to related companies:
Turkcell	107,901	36,623
Yapi Kredi Finansal Kiralama A.O.	2,874	—
Global Bilgi Pazarlama ve Çagri Hizmetleri A.S. (“Global Bilgi Pazarlama”)	2,549	2,457
Yapi ve Kredi Bankasi A.S.	1,581	—
Çukurova Holding A.S.	—	17,576
OAO Kazakhtelecom	436	1,116
Other	4,154	2,569

	119,495	60,341

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Sales and purchases made by Fintur subsidiaries to related parties during 2001 and 2000 are as follows:

		From the
		acquisition of the
	1 January 2001 to	Subsidiaries till
	31 December 2001	31 December 2000

Sales:
OAO Kazakhtelecom	17,747	4,998
Aztelecom	9,491	5,370
Turkcell	6,967	6,937
Yapi ve Kredi Bankasi A.S.	2,540	—
Aks TV	2,179	—
Pamukbank A.S.	1,356	110
Mepas Medya Pazarlama A.S.	1,310	—
Other	3,584	231

	45,174	17,646

		From the
		acquisition of the
	1 January 2001 to	Subsidiaries till
	31 December 2001	31 December 2000

Purchases:
OAO Kazakhtelecom	18,139	4,386
Turkcell	8,991	6,792
Global Bilgi Pazarlama	8,614	4,226
Aztelecom	6,238	3,156
Other	3,708	—

	45,690	18,560

      Turkcell, Yapi ve Kredi Bankasi A.S., Çukurova Holding A.S. and Çukurova Investments B.V. are the shareholders of Fintur. The Ministry of Communications of Azerbaijan, Accent Electronic S.A. and OAO Kazakhtelecom are minority shareholders of Fintur’s subsidiaries. Aztelecom is a state-owned company wholly controlled by the Ministry of Communications of Azerbaijan. The remaining companies are controlled by/ affiliated with the shareholders or Group companies.

      Due from Asli Gazetecilik ve Matbaacilik A.S. resulted from satellite rent and advertisement services provided and the funds provided for the operational expenses.

      Due from Aztelecom resulted from interconnection receivables.

      Due from Çukurova Investments B.V. represents an advance payment.

      The amount due from the Ministry of Communications of Azerbaijan resulted from the cancellation of dividend guarantees paid as an advance by Azertel in late 1997 and February 1998. These payments are to be offset against future dividends.

      Due from Aks TV resulted from broadcasting equipment and satellite rent and the funds provided for the operational expenses.

      Topaz acted as an intermediary for a loan obtained by Endüstri Holding to finance its infrastructure investments. The receivable from Endüstri Holding is wholly guaranteed by Çukurova Holding A.S.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Due from Digikids resulted from payments made on behalf of Digikids until 31 December 2000.

      Accent Electronic S.A. received a share interest in Moldcell and thereby incurred a debt from Fintur Holdings B.V.

      Transactions with OAO Kazakhtelecom resulted from an interconnection contract providing international and local communication services.

      At 31 December 2000, due from MTM represents advances given for the financing of its investments in multimedia sector.

      Due to Turkcell includes a non-interest bearing short-term payable amounting to USD 61,580, advance payments made by Turkcell on behalf of Azercell to the Ministry of Communications of the Azerbaijan Republic regarding the dividend guarantees amounting to USD 9,500, advances received for sponsorship amounting to USD 5,000 and rent and building contribution payables amounting to USD 3,804. The remaining USD 28,017 mainly represents amounts payable for the purchase of technical and management support, GSM network equipment, roaming services rendered and other advances.

      Due to Yapi ve Kredi Finansal Kiralama A.O. resulted from un-paid leasing invoices.

      Due to Global Bilgi Pazarlama resulted from call center services rendered.

      Due to Yapi ve Kredi Bankasi A.S. resulted from advances received for the services to be rendered in year 2002.

      At 31 December 2000, due to Çukurova Holding A.S. represents funds borrowed for the financing of the investments of Topaz and Mobicom.

NOTE 8 — OTHER CURRENT ASSETS

	2001	2000

Prepaid expenses	6,640	11,927
Value added tax (VAT) receivable	4,380	8,973
Advances given to suppliers	2,691	17,428
Accrued interest receivable	2,618	—
Prepared taxes and funds	2,504	348
Other	5,976	4,396

	24,809	43,072

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 9 — INVESTMENTS

      Investments in non-marketable securities are stated at cost and the respective interest of Fintur in such investments at 31 December 2001 and 2000 are as follows:

	2001		2000

	% share	Amount	% share	Amount

Çukurova Sanayi Isletmeleri T.A.S.	1.23	8,738	1.23	8,738
Basin Yatirim Sanayi ve Ticaret A.S.	16.90	4,670	23.97	4,670
Yeni Hizmet Radyo TV A.S.	3.00	1,121	—	—
Dost Iletisim ve Prodüksiyon A.S.	3.00	873	—	—
Sakarya Kent A.S.	3.02	873	—	—
Other	—	566	—	706

		16,841		14,114

NOTE 10 — ASSOCIATES

      At 31 December 2001, Fintur has a 50% interest in Digital Pazarlama, 45% of which is through Gürtel and 5% of which is through Topaz. The investment in Digital Pazarlama is accounted for using the equity method and is recorded at USD 783 at 31 December 2001.

      Fintur has a 30% interest in Mapco through Superonline and Digital Platform. The investment in Mapco is accounted for using the equity method and is recorded at USD 898 at 31 December 2001.

      The Company recognized loss from associates amounting to USD 588 for the year ended 31 December 2001.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 11 — PROPERTY AND EQUIPMENT

      At 31 December 2001 and 2000, property and equipment were as follows:

			Portion capitalised
			under finance leases

	2001	2000	2001	2000

Operational property and equipment
Switches and transmission devices	212,032	148,788	752	799
Broadcasting equipment	169,478	93,671	3,961	3,931
Network equipment	40,214	37,890	4,924	4,873
Computer equipment	41,955	38,484	14,053	13,028
Hub	3,993	3,993	1,524	1,524

	467,672	322,826	25,214	24,155
Accumulated depreciation	(115,624)	(54,693)	(10,106)	(5,151)

Operational property and equipment — net	352,048	268,133	15,108	19,004
Non-operational property and equipment
Land	3,283	593	—	—
Buildings	5,318	2,447	—	—
Furniture and fixtures	10,908	10,275	387	387
Motor vehicles	2,255	2,561	18	18
Leasehold improvements	4,858	5,263	—	—

	26,622	21,139	405	405
Accumulated depreciation	(10,491)	(6,102)	(348)	(251)

Non-operational property and equipment — net	16,131	15,037	57	154
Construction in progress	34,542	47,480	1,831	1,881
Goods in transit	—	28,465	—	—
Advances given for property and equipment	20,342	19,200	—	—

Property and equipment — net	423,063	378,315	16,996	21,039

      At 31 December 2001, the total amount of interest and commission expenses capitalised on property and equipment amounted to USD 19,355 (2000: USD 12,253).

      Switches, transmission devices, network equipment and buildings for the total amount of USD 37,506 (2000: USD 12,844) are pledged as collateral for borrowings from Eximbank Moldova, Turan Alem Bank, Victoria Bank Moldova, Citibank Kazakhstan and Kazkommertsbank.

      Due to its capital-intensive nature, the telecommunications industry is subject to physical risks of various kinds and to continuous developments in technology. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable with certainty.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 12 — INTANGIBLE ASSETS

      At 31 December 2001 and 2000, the analysis of intangible assets is as follows:

	2001	2000

License and other rights	143,197	137,304
Brand name	142,905	48,169
Goodwill (Note 21)	40,058	37,947
Customer base	30,410	124,119
Computer software	22,147	18,201
Other	7,573	8,079

	386,290	373,819
Accumulated amortisation	(76,324)	(35,983)

Intangible assets — net	309,966	337,836

      In conjunction with its acquisitions during 2000, Fintur performed a preliminary allocation of the excess purchase price over net assets acquired. Due to the complexities in valuing certain intangible assets acquired, Fintur could not complete a final allocation until 2001. Acquired intangible assets at each entity were reviewed and fair valued. When market values were not available, appropriate valuation techniques were used to estimate fair value. As a result of the revised analysis, the excess purchase price over net assets acquired has been reallocated. According to the revised allocation, the brand name, other intangible assets and goodwill increased by USD 94,736, USD 1,790 and USD 967, respectively and the customer base decreased by USD 97,493. Note 21 sets forth the revised purchase price allocation.

      Management also evaluated the useful lives of its intangible assets and made certain adjustments to reflect the current operating environment. The changes made have been accounted for under APB 20 as a change in the accounting estimate with a cumulative effect recorded directly to income in the current period. The total amount recorded to expense in the current period as a result of the revised analysis and change in useful lives is USD 2,043.

      The weighted average useful life of intangible assets is 10.9 years.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 13 — BANK BORROWINGS

	2001			2000

		Effective	Weighted average		Effective	Weighted average
		interest rate	interest rate		interest rate	interest rate
Short-term borrowings	Amount	per year %	per year %	Amount	per year %	per year%

Borrowings in USD	143,105	4.5%-22%	9%	137,747	(Libor+5%)-14%	11%
Borrowings in TL	9,805	75%-82%	81%	23,664	32%-80%	46%
Borrowings in EURO	7,970	5%	5%	—
Borrowing in other currencies	902			2,661

	161,782			164,072

Short-term installments of long-term borrowings in USD	68,178	(Libor+4.5%)-14%	10%	77,493	(Libor+5%)-14%	11%
Short-term installments of long-term borrowings in EURO	23,603	5-10%	6%	13,930	5-11%	7%
Short-term installments of long-term borrowings in DEM	1,626	8%	8%	1,586	8%	8%

Total short-term borrowings	255,189			257,081

Long-term borrowings
Borrowings in USD	74,768	(Libor+4.5%)-14%	8%	76,424	(Libor+5%)-14%	10%
Borrowings in EURO	74,351	5-11%	6%	47,681	5-11%	7%
Borrowings in DEM	1,668	8%	8%	3,490	8%	8%

Total long-term borrowings	150,787			127,595

      At 31 December 2001, the redemption schedule of principal payments at 31 December 2001 is as follows:

					2006 and
Financial Institutions	2002	2003	2004	2005	later	Total

Yapi ve Kredi Bankasi Bahrain Branch	67,564	—	—	—	—	67,564
Yapi ve Kredi Bankasi A.S	61,069	—	—	—	—	61,069
Pamukbank T.A.S	4,650	17,298	17,348	12,704	—	52,000
Pamukbank Bahrain	5,000	—	—	—	—	5,000
Bank Kreis AG, Germany	2,406	—	—	—	—	2,406

Borrowings from related companies	140,689	17,298	17,348	12,704	—	188,039
Borrowings from other financial institutions	114,500	44,866	28,432	20,067	10,072	217,937

Total bank borrowings	255,189	62,164	45,780	32,771	10,072	405,976

      At 31 December 2001 and 2000, guarantee letters given to financial institutions for borrowings amounted to USD 61,595 and USD 70,167, respectively. Switches, transmission devices, network equipment and buildings pledged as collateral amounted to USD 37,506 (2000: USD 12,844) (Note 11).

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 14 — OTHER CURRENT LIABILITIES

	2001	2000

Accrued interest on borrowings	34,094	9,910
Deferred revenue	17,153	8,695
Taxes and funds payable	7,825	10,510
Expense accruals	6,728	8,902
Deposits received from subscribers	3,330	2,951
Other	4,298	4,551

	73,428	45,519

NOTE 15 — LONG-TERM LEASE OBLIGATIONS

      Future minimum finance lease payments as at 31 December 2001 are as follows:

2002	7,013
2003	1,428
2004	516
2005	—
2006 and over	—

Total minimum lease payments	8,957
Less: amount representing interest	(717)
Less: current installments of obligations under finance leases	(6,581)

Long-term lease obligations	1,659

      At 31 December 2001, current installments of obligations under finance leases and long-term lease obligations amounting to USD 5,834 and USD 524, respectively are due to related parties.

NOTE 16 — TAXES ON INCOME

      The taxation on income for the years ended 31 December 2001 and 2000 are summarised as follows:

	2001	2000

Provision for taxes per accompanying consolidated statements of income
— Current	456	1,997
— Deferred	923	2,511

	1,379	4,508

      Dutch tax legislation does not permit a Dutch parent company and its foreign subsidiaries to file a consolidated Dutch tax return. Dutch resident companies are taxed on their worldwide income for corporate income tax purposes at a statutory rate of 35%. No further taxes are payable on this profit unless the profit is distributed.

      If certain conditions are met, income derived from foreign subsidiaries is tax exempt in the Netherlands under the rules of the Dutch “participation exemption”. However, certain costs such as acquisition costs and interest on loans related to foreign qualifying participations are not deductible for Dutch corporate income tax purposes, unless those costs are attributable to Dutch taxable income.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      When income derived by a Dutch company is subject to taxation in the Netherlands as well as in other countries, generally avoidance of double taxation can be obtained under the extensive Dutch tax treaty network or Dutch domestic law.

      Dividend distributions are subject to 25% Dutch withholding tax. However, under the Netherlands’ extensive tax treaty network, this rate can, in many cases, be significantly reduced if certain conditions are met.

      For subsidiaries, local commercial and tax legislation contains provisions that may imply more than one treatment for a transaction. Thus, management’s judgement of the companies’ business activities and transactions may not coincide with the interpretation of the tax authorities. In the event that a particular transaction is challenged by the tax authorities the subsidiaries may incur penalties and taxes on present and past transactions. Management believes that the financial statements adequately reflect the tax liabilities of the subsidiaries.

      Fintur recognises deferred tax assets and liabilities based upon temporary differences arising between their financial statements as reported under US GAAP and their statutory tax financial statements. These differences usually result in the recognition of revenue and expenses in different reporting periods. The breakdown of deferred tax assets/(liabilities) provided at 31 December 2001 and 2000, using the enacted tax rates, were as follows:

	Deferred tax	Deferred tax
	assets/(liabilities)	assets/(liabilities)
	2001	2000

Deferred tax assets:
Tax loss carryforwards	63,234	43,279
Carry forward investment incentive allowances	21,813	26,722
Net difference between the tax base and the carrying value of property and equipment and intangible assets	29,922	15,341
Expense accruals	4,160	1,078
Provision for doubtful receivables	1,539	1,138
Obligations under capital lease	2,428	3,799
Deferred revenue	4,041	1,229
Other	2,279	66

Deferred tax assets	129,416	92,652
Deferred tax liabilities:
Net difference between the tax base and the carrying value of property and equipment	(9,296)	(5,602)
Income accruals	(616)	(325)
Less: valuation allowance	(115,051)	(84,066)

Deferred tax asset — net	4,453	2,659

Net difference between the tax base and the carrying value of property and equipment and intangible assets	(9,083)	(5,615)
Other	(1,703)	—

Deferred tax liability	(10,786)	(5,615)

      The net changes in the total valuation allowance for the year ended 31 December 2001 is an increase of USD 30,985.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      The current and non-current distinction of the deferred taxes at 31 December 2001 and 2000 is as follows:

	2001	2000

Deferred tax assets:
Current	1,430	1,559
Non-current	3,023	1,100

Total deferred tax assets — net	4,453	2,659

Deferred tax liabilities:
Current	114	35
Non-current	10,672	5,580

Total deferred tax liabilities — net	10,786	5,615

      At 31 December 2001, the expiration periods for the tax loss carryforwards, if not earlier utilized, are as follows:

2002	19
2003	426
2004	1,489
2005	12,170
2006	49,130

63,234

      At 31 December 2001, the income/(loss) before taxation on income and minority interest from domestic and foreign operations are as follows:

Income before taxation income and minority interests — domestic	3,677
Loss before taxation income and minority interests — foreign	(196,215)

Loss before taxation income and minority interests	(192,538)

      At 31 December 2001, the reconciliation between the expected tax benefit computed by applying the enacted tax rate of 35% and the taxes on income is as follows:

Expected tax benefit	67,388
Change in valuation allowance	(30,985)
Non-deductible amortisation expense of goodwill and intangible assets	(11,675)
Change in investment incentive allowance	(4,909)
Non-deductible expenses	(3,645)
Non-taxable translation loss — net	(10,727)
Effects of different tax rates	(3,061)
Other	(3,765)

Taxes on income	(1,379)

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 17 — SHARE CAPITAL

      The composition of the share capital at 31 December 2001 and 2000 is as follows:

	2001		2000

	Share		Share
	(%)	USD	(%)	USD

Sonera	35	175,675	35	127,118
Turkcell	25	124,381	25	90,002
Yapi ve Kredi Bankasi A.S.	14	69,985	19	69,985
Çukurova Holding A.S.	13	63,036	13	45,613
Çukurova Investments N.V.	8	37,713	8	27,289
Yapi Kredi Holding B.V.	5	26,733	—	—

	100	497,523	100	360,007
Advance capital payments		40,595		—

		538,118		360,007

      In June 2000, Fintur issued a total of 386,146,092 shares to Turkcell and four new shareholders for the total consideration of USD 359,887.

      On 11 October 2000, Fintur decided to issue 153,733,908 additional shares of EUR 1 per share par value for consideration of EUR 153,733,908 (Some USD 137,515). The shareholders transferred the funds by the end of March 2001.

      On 8 June 2001, Fintur issued a capital call to existing shareholders. Sonera and Turkcell, two of the shareholders, paid USD 23,284 and USD 17,311, respectively, as advance capital payments for the new shares to be issued by Fintur. As at 31 December 2001, the remaining shareholders had not yet advanced funds and therefore shares have yet to be issued. Under the terms of the letter of intent signed on 28 February 2002, Sonera and Turkcell are to waive their rights to collect the amount of USD 29,000 from the former shareholders in order to meet their capital commitments to Fintur.

NOTE 18 — MINORITY INTERESTS

      Changes in minority interests during the years ended 31 December 2001 and 2000 are as follows:

	2001	2000

Balance at 1 January	39,499	—
Minority interest of subsidiaries acquired in the year	—	46,618
Effect of structure change	7,901	—
Increase in share capital	2,210	—
Allocation of current period profit/(loss)	10,743	(7,119)
Allocation of foreign currency translation adjustment	(2,957)	—

Balance at 31 December 2001	57,396	39,499

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 19 — FINANCIAL EXPENSE — NET

      Financial income and expenses for the year ended 31 December 2001 and 2000 are as follows:

	2001	2000

Interest expense on borrowings	(51,531)	(30,078)
Foreign currency transaction loss — net	(4,279)	(1,238)
Foreign currency translation loss — net	(4,532)	(1,714)
Bank commissions	(2,104)	(539)
Interest income	6,881	2,105
Other — net	(3,241)	(994)

	(58,806)	(32,458)

NOTE 20 — COMMITMENTS AND CONTINGENT LIABILITIES

Contracts

      On 1 January 2001, Fintur and Turkcell entered into a five year management agreement starting 1 January 2001 and ending 31 December 2005 with automatic annual renewals until terminated by both parties. The consideration to be paid to Turkcell for managing the Company and its subsidiaries is an annual fee of up to USD 8,000 or 2% of consolidated net annual revenue of the Group, whichever is higher considering each year separately. In the fourth quarter of 2001, the management agreement was terminated by mutual consent.

      On 2 February 2001, an agreement was signed between Digital Platform, Atlas Yayincilik ve Ticaret A.S. (“Atlas”) and the Turkish Football Federation (“Federation”) for a licence to broadcast the Turkish Premier League. Initially, the total cost of the licence amounted to USD 520,800 excluding VAT, payable over four years. According to the amendment made by the Federation and Digital Platform on 6 July 2001, the foreign currency rate is fixed as 1 USD = TL 750,000 for the payments in 2001.

      A second amendment to the agreement has been made by the Federation and Digital Platform on 6 February 2002, where the parties agreed to fix the currency rate as 1 USD = TL 875,000 for the scheduled payments between 1 January 2002 and 31 December 2002. According to the agreement, the currency rate for the following years of the contract will be calculated by increasing the previous year’s rate by the arithmetic average of the yearly increase in the currency rate and the increase in the Turkish nationwide consumer price index published by the State Institute of Statistics. The payment schedule of the obligation for the following years is as follows;

2002	161,553
2003	168,000
2004	84,000

      From the inception date of the agreement to 4 March 2002, Digital Platform paid a total amount of USD 126,287 in line with the payment schedule.

      In accordance with the agreement, Digital Platform has provided a letter of guarantee amounting to USD 27,900. The Federation has a right to use the letter of guarantee in the case of default. Additionally, Digital Platform will have to pay a penalty amounting to USD 150,000 if the terms of the agreement are violated or the agreement is cancelled without due cause. Digital Platform has a right to transfer the license to a third party upon the approval of the Federation.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      A contract made on 18 August 1999 between Kcell and the Agency on Investment of the Republic of Kazakhstan requires Kcell to purchase telecommunications equipment for USD 253,600 over 10 years, and to provide 677 jobs over the same period. Under the final terms of the contract, Kcell was granted a tax holiday for a five-year period which ends on 1 August 2004.

      Kcell additionally has a contract with the Ministry of Transportation and Communications (the “Ministry”) whereby the Ministry was required to provide Kcell with the 7.5 MHz frequency as stipulated in the licence. To date, Kcell has only received access rights to the 5 MHz frequency and consequently, Kcell claims that the Ministry has not fulfilled its obligations under the contract. Kcell and the Ministry are currently discussing the frequency matter with the intention of remedying the situation.

Legal proceedings

      Superonline, a subsidiary of Fintur, leases data and Primary Rate Interface (PRI) lines from Turk Telecom. In April 2001, Turk Telecom increased the tariff for the rent of data and PRI lines by approximately 100%. Superonline asked for a precautionary judgement from the court in order to stop the increased tariff on 22 May 2001. The court suspended the application of the new tariff in favour of Superonline on 25 May 2001. Consequently, Superonline continued to purchase data and PRI line rental at the former rate during the year. However, the precautionary judgement was cancelled by the court upon the objection of Turk Telecom in November 2001 and Turk Telecom has requested payment of all tariff differences and related interest charges, amounting to TL 3,468,769 million (some USD 2,410) from Superonline. Superonline has appealed the decision and applied for a further precautionary judgement. Superonline has also applied to the relevant Commercial Court for the cancellation of the whole transaction. Management does not anticipate any losses as a result of the court decision.

      Digital Platform, a subsidiary of Fintur, formerly had VAT exemption for broadcasting equipment imported under its investment incentive allowance. However, the Undersecretariat of Treasury has cancelled the VAT exemption and Digital Platform has started to pay VAT on its imports, but in response Digital Platform has commenced legal proceedings in the tax courts. In the event of a negative outcome for Digital Platform, the amount that will be paid for the imports made during the period the VAT exemption applied is TL 4,040,791 million (some USD 2,807). If the outcome is positive, Digital Platform will gain a refund of the VAT paid after the cancellation of the exemption, which amounts to TL 11,367,278 millions (some USD 7,896) at 31 December 2001.

      Some of the Subsidiaries are party to certain legal proceedings arising in the ordinary course of business. In the opinion of Fintur, there are no current legal proceedings or other claims outstanding which upon final disposition, will have a material adverse effect on the financial position of Fintur.

Operating leases

      On 11 March 1999, Digital Platform entered into an agreement with the Telespazio S.P.A. to lease 6 transponders on the Eutelsat W3 satellite from Telespazio S.P.A. The annual rate of the lease contract is EURO 13,517 thousand. Digital Platform may terminate the agreement on or after the third anniversary with one year written notice to Telespazio S.P.A.. Digital Platform would remain liable to all accrued charges to the date of termination. Digital Platform also has the right to terminate the agreement in the event Telespazio S.P.A. failing to remedy the wilful misconduct or gross negligence within 30 days of the written notice.

      On 3 December 1999, Superonline committed to make monthly lease payments to Hewlett Packard Bilgisayar ve Ölçüm Sistemleri A.S. (HP) for the computers rented. The annual rent payment to HP is USD 7,177. At 31 December 2001, the total remaining commitment for rent payments amounts to USD 7,922.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      On 3 September 1999, Superonline entered into a contract with AT&T for international satellite services for 36 months. Superonline may terminate the agreement during the contract term upon 30 days’ prior written notice, whilst remaining liable for all accrued charges and applicable termination charges. The Company also has the right to terminate the contract in the event of AT&T failing to remedy the wilful misconduct or gross negligence within 30 days of the written notice. The agreement was extended on 14 August 2001 through 26 April 2003.

      Fintur leases operational and non-operational property and equipment under various non-cancellable operating and finance leases (Note 15). Future minimum commitments under operating leases at 31 December 2001 are as follows:

2002	35,106
2003	26,776
2004	25,026
2005	22,972
2006 and over	78,933

Minimum future lease payments	188,813

      Total rental expenses for operating leases for the year ended 31 December 2001 was USD 28,299 (2000: USD 14,874).

      Commitments and contingencies from which the management does not anticipate any significant losses or liabilities are summarised below:

	2001	2000

Letters of guarantee given	190,300	75,860
Letters of guarantee received	10,171	17,394

      At 31 December 2001, the current exposure in respect of the guarantees given is USD 175,471 (2000: USD 75,860).

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 21 — ACQUISITIONS AND GOODWILL

      Acquisitions made by Fintur during the years ended 31 December 2001 and 2000 were as follows:

		% of issued
		share capital	Cash
Date	Company	acquired	consideration

2001
12 February 2001	Mobicom	10	USD 1,150
9 April 2001	ETH	14.6	USD 2,866
10 October 2001	Verinet	20	—
2000
24 April 2000	GT-Mobile	80	USD 1
30 May 2000	Kcell	51	USD 25,000
31 May 2000	ETH	60	DEM 30,000,000
			(USD 14,253)
6 June 2000	Verinet	80	USD 20,100
6 June 2000	Mobicom	90	USD 20,100
6 June 2000	Gürtel	100	USD 25,125
6 June 2000	Topaz	100	USD 10,500
6 June 2000	Azertel	87.5	USD 40,200
6 June 2000	Superonline	100	USD 140,350
22 June 2000	Moldcell	66	USD 1

      All of the acquisitions have been accounted for under the purchase method of accounting.

      The following table shows the revised allocation of excess purchase price over the net assets acquired for the acquisitions of Fintur during the year ended 31 December 2000 (Note 12);

31 December 2000

	GT-Mobile	Kcell	Moldcell	Topaz	Mobicom	Verinet	Superonline	ETH	Gürtel	Azertel	Total

Total cash paid	1	25,000	1	10,500	20,100	20,100	140,350	14,253	25,125	40,200	295,630
Liabilities assumed	4,766	37,317	25,761	26,411	8,349	3,943	64,659	2,503	135,326	75,894	384,929

Total consideration	4,767	62,317	25,762	36,911	28,449	24,043	205,009	16,756	160,451	116,094	680,559

Less:
Current assets	1,180	745	2,787	13,111	863	1,746	10,650	7,462	33,707	34,938	107,189
Property and equipment — net	3,088	18,311	15,205	10,392	4,822	2,108	24,821	1,869	93,075	64,948	238,639
Intangible assets — net	269	43,261	7,770	11	4,577	15,608	149,153	7,425	32,573	14,701	275,348
Investments and associates	—	—	—	13,397	1,080	—	2	—	755	208	15,442
Other non current assets	230	—	—	—	31	—	3,126	—	341	1,299	5,027

	4,767	62,317	25,762	36,911	11,373	19,462	187,752	16,756	160,451	116,094	641,645
Goodwill (Note 12)	—	—	—	—	17,076	4,581	17,257	—	—	—	38,914

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      The fair value of asset and liabilities arising from the acquisition of subsidiaries during the year ended 31 December 2001;

	ETH	Mobicom	Verinet

Total cash paid	3,492	1,150	—
Liabilities assumed	2,114	923	946

Total consideration	5,606	2,073	946

Less:
Current assets	1,483	41	420
Property and equipment — net	428	496	398
Intangible assets — net	3,695	300	100
Investments and associates	—	120	—

	5,606	957	918

Goodwill	—	1,116	28

NOTE 22 — SUBSEQUENT EVENT

      On 28 February 2002, the shareholders of Fintur signed a letter of intent in connection with the sale and restructuring of the international GSM business and high technology business. In accordance with the Proposed Transaction, Sonera and Turkcell will buy 23.24% and 16.45%, respectively, of Fintur’s international GSM business from Çukurova group of companies. If the Proposed Transaction is consummated under the terms outlined in the letter of intent, holdings of Sonera and Turkcell in the international GSM business will increase to 58.55% and 41.45%, respectively. Concurrently, Sonera and Turkcell will sell their interests in Fintur’s high technology business to the Çukurova group of companies. As a result, Fintur will continue to have an interest in the international GSM businesses including Azertel (including Azercell and Azeronline), Gürtel (including Geocell), Global, Kcell, Moldcell, Molfintur, Novacell and Fintur International, but will no longer have an interest in the high technology businesses, namely Superonline, Digital Platform, ETH, Mobicom, Verinet, Topaz and Fintur Technologies.

      The net compensations to be paid by Sonera and Turkcell to the Çukurova group of companies resulting from the Proposed Transaction explained above are expected to be no more than USD 120,000 and USD 75,000, respectively. Consummation is subject to due diligence, relevant fair-value assessments to be done by third parties and regulatory and board approvals.

      On 28 February 2002, upon signing the letter of intent, Fintur classified the subsidiaries in high technology business as held for sale and measured them at the lower of their carrying amount or fair value less cost to sell. The impairment charge that will be recognized in Fintur’s unaudited financial statements for the three-month period ended 31 March 2002 is estimated to be USD 26,940.

NOTE 23 — SUBSEQUENT EVENTS

      a. On 10 May 2002, the shareholders of Fintur signed a Share Purchase Agreement (“SPA”) that superseded all prior discussions and agreements including the LOI signed on 28 February 2002 (Note 1). The terms outlined in the share purchase agreement were substantially similar to the terms outlined in the LOI.

      b. On 10 May 2002, the shareholders of Fintur signed a side letter to the SPA related to the non-interest bearing short-term payable to Turkcell amounting to USD 64,232. In accordance with the side letter, Fintur would pay the total amount within two banking days from the closing date of the Proposed Transaction.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      c. On 18 June 2002, the Banking Regulation and Supervision Agency of Turkey (the BRSA) decided to transfer the management and supervision of Pamukbank T.A.S., a commercial bank whose majority shares were owned by the Çukurova Group, to the Savings Deposit Insurance Fund of Turkey (the SDIF). As part of its seizure of Pamukbank, the BRSA also decided to assume control of the voting rights held by the Çukurova Group in Yapi ve Kredi Bankasi A.S., another bank controlled by the Çukurova Group and a shareholder of Fintur.

      Due to the actions of the BRSA, there was uncertainty as to whether Proposed Transaction as described above and in Note 1 would occur as planned and whether the Çukurova Group would have the ability to financially support the Fintur technology businesses in the future. The completion of the Proposed Transaction of Fintur was then postponed via mutual agreement between Sonera, Turkcell, Çukurova Holding A.S. and Yapi ve Kredi Bankasi A.S. It was not possible to assess the consequences of this seizure and its potential effects and there could be no assurance that this uncertainty would not delay, alter or impede the Proposed Transaction.

      d. On 21 August 2002, the Proposed Transaction to sell Fintur’s technology businesses was completed and therefore the uncertainties referred to in paragraph c above were eliminated, after all conditions related to the finalisation of the Proposed Transaction had been fulfilled. These conditions were mainly the regulatory and board approvals for the transfer of Fintur’s technology businesses to the Çukurova Group, the authorisation of Fintur’s new shareholding structure and the payment of the remaining net compensation by Sonera and Turkcell to the Çukurova Group. After the closing of the sale, the holdings of Sonera and Turkcell in Fintur increased to 58.55% and 41.45%, respectively, and Çukurova Group’s interest was eliminated.

[This page left blank intentionally.]

Consolidated Financial Statements

of NetCom ASA

Consolidated financial statements

as of and for the years ended
December 31, 1999, 1998 and 1997

[This page left blank intentionally.]

REPORT OF INDEPENDENT AUDITORS

To the board of directors

of Societe Europeenne de Communication S.A.

      We have audited the accompanying consolidated balance sheets of NetCom ASA and subsidiaries (“the Company”) as of December 31, 1999, 1998 and 1997 and the related consolidated statements of operations and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in Norway and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1999, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles in Norway.

      Generally accepted accounting principles in Norway vary in certain respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected consolidated net income for each of the three years in the three year period ended December 31, 1999 and consolidated shareholders’ equity as of December 31, 1999, 1998 and 1997, to the extent summarized in Note 23 to the consolidated financial statements.

Oslo, March 27, 2000

ERNST & YOUNG AS

Tom Lysaker

State Authorized Public Accountant (Norway)

NETCOM GROUP

BALANCE SHEETS

	Note	12/31/1999	12/31/1998	12/31/1997

		(NOK 1,000)
FIXED ASSETS
Intangible assets
Goodwill	7	3,967	8,059	12,340
Deferred taxation asset	6	476,096	569,630	599,667
Total intangible assets		480,063	577,689	612,007
Tangible assets
Network assets		1,762,805	1,539,333	1,351,255
IT equipment		148,309	87,687	85,938
Other tangible assets		19,045	70,355	77,923
Total tangible assets	8	1,930,159	1,697,375	1,515,116
Financial fixed assets
Investments in shares	9	2,027	134	314
Long term receivables	10	91,060	68,649	49,094
Total financial fixed assets		93,087	68,784	49,408
Total fixed assets		2,503,309	2,343,848	2,176,531
CURRENT ASSETS
Inventories	11	22,499	12,176	64,159
Accounts receivable	12	290,523	223,428	228,653
Other short term receivables	13	209,642	123,278	110,121
Cash and bank	19	225,810	84,338	101,188
Total current assets		748,474	443,221	504,121
TOTAL ASSETS		3,251,783	2,787,069	2,680,652

NETCOM GROUP

BALANCE SHEETS

	Note	12/31/1999	12/31/1998	12/31/1997

		(NOK 1,000)
SHAREHOLDERS’ EQUITY
Paid in equity
Share capital (47,642,426 shares at NOK 0.50)	14	23,821	23,744	23,625
Share premium fund	14	47,335	24,079	0
Total paid in equity		71,156	47,823	23,625
Earned equity
Other shareholders’ equity	14	277,920	40,814	(26,334)
Total earned equity		277,920	40,814	(26,334)
Total shareholders’ equity		349,076	88,638	(2,709)
LIABILITIES
Accrued liabilities and commitments
Pension liability	18	3,649	3,181	4,674
Total accrued liabilities and commitments		3,649	3,181	4,674
Other long term liabilities
Long term bank loans	15	2,310,000	2,059,993	2,160,288
Other long term liabilities		1,232	0	0
Total other long term liabilities		2,311,232	2,059,993	2,160,288
Short term liabilities
Accounts payable	16	316,792	390,476	359,764
Other short term liabilities	17	271,032	244,782	158,636
Total short term liabilities		587,824	635,258	518,400
Total liabilities		2,902,706	2,698,432	2,683,361
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,251,783	2,787,069	2,680,652

NETCOM GROUP

PROFIT AND LOSS ACCOUNTS

		January-December

	Note	1999	1998	1997

		(NOK 1,000)
Telephony income		2,494,390	1,940,074	1,509,433
Sales of telephones and related products			91,874	204,830
Revenues	1	2,494,390	2,031,948	1,714,263
Network and product costs	2	(657,535)	(618,438)	(724,361)
Salaries and social costs	3	(268,524)	(221,985)	(188,470)
Ordinary depreciation	7,8	(343,465)	(281,616)	(236,754)
Loss on accounts receivable	12	(47,267)	(71,337)	(32,273)
Other operating costs	4	(699,167)	(592,027)	(556,852)
Total operating costs		(2,015,958)	1,785,404	1,738,709
Operating profit/(loss)		478,432	246,544	(24,447)
Financial income		25,275	9,157	6,072
Financial expense		(173,068)	(152,742)	(168,184)
Net financial items	5	(147,794)	(143,586)	(162,112)
Profit/(loss) before taxation		330,638	102,958	(186,559)
Taxation on ordinary activities	6	(93,534)	(30,041)	(48,983)
Profit/(loss) after taxation		237,104	72,917	(137,576)
Earnings per share — NOK	14	4.99	1.54	(2.92)
Earnings per share — NOK (fully diluted)	14	4.99	1.54	(2.91)

NETCOM GROUP

STATEMENTS OF CASH FLOWS

	January-December

	1999	1998	1997

	(NOK 1,000)
Cash flow from operations
Profit before taxation	330,638	102,958	(186,559)
Ordinary depreciation	343,465	281,616	236,754
Profit/loss on sale of fixed assets	(109)	717	4,467
Pension obligation adjustment	468	(1,493)	5,311
Write down of investments	113
Change in inventories	(10,322)	51,982	216
Change in accounts receivable	(67,095)	5,225	(89,502)
Change in accounts payable	(73,684)	30,712	68,922
Change in other term-limited items	(58,875)	17,782	(12,871)
Net cash flows from operations	464,599	489,500	26,739
Cash flows from investing activities
Purchases of fixed assets	(572,080)	(405,112)	(324,232)
Change in other investing activities	(24,383)	(19,375)	(42,241)
Net cash flows from investing activities	(596,463)	(424,487)	(366,473)
Cash flows before financing activities	(131,864)	65,012	(339,734)
Cash flows from financing activities
Receipts from new long term loans	250,000	0	2,159,993
Repayments of long term loans	0	(100,295)	(1,789,993)
New capital issued	23,335	18,432	777
Net cash flows from financing activities	273,335	(81,863)	370,777
New movement in cash and cash equivalents	141,471	(16,850)	31,043
Cash and cash equivalents as beginning of period	84,338	101,188	70,145
Cash and cash equivalents at end of period	225,809	84,338	101,188

NETCOM ASA GROUP

COMMENTS TO THE 1999 ACCOUNTS

      The Group accounts for NetCom ASA are prepared in accordance with Norwegian GAAP.

      The Group operates solely with the telecommunications industry, and thus does not prepare segment accounts. All income is generated in Norway, with the exception of certain roaming income.

Norwegian Accounting Act 1998

      Following the passing of the Norwegian Account Act 1998, there have been some changes to the accounting principles.

      (i) Deferred tax assets can be booked in the balance sheet. NetCom has restated its 01 January 1999 balance sheet to reflect this Deferred Tax asset. The profit and loss accounts and the balance sheets for comparative years have been restated to reflect the new accounting policy.

      (ii) All foreign currency balances are valued at the rates of exchange prevailing on the balance sheet date, as before, but unrealised gains are now booked in their entirety to the profit and loss account.

Consolidation Principles

      The Group accounts for NetCom consist of the accounts for the parent company, NetCom ASA, Oslo; and those companies in which NetCom ASA, directly or indirectly, has a controlling ownership interest.

      In the balance sheet, the cost of the shares in the parent company is eliminated against the subsidiary’s equity at the time of purchase. Excess amounts paid which cannot be allocated to assets purchased are treated as goodwill. Goodwill is depreciated over five years.

Accounting Principles

Revenues

      Traffic revenues (call charges) and connection fees are recognized at the time of the provision of the service. Subscription revenues are recognized over the period they are earned.

Sales and marketing costs

      Sales and marketing costs associated with obtaining and retaining customers are expensed.

Accounts receivable

      Short term accounts receivable include all amounts falling due within one year, and are shown net of provisions for estimated future losses.

Inventory

      Inventory is stated at the lower of estimated resale value and cost price, based on the FIFO principle.

Foreign Currencies

      Balance sheet items denominated in foreign currencies are stated at the prevailing rates of exchange as at 31 December 1999. Transactions in foreign currencies are recorded at the rates of exchange prevailing at the time of the transaction. Unrealized foreign exchange gains and losses at 31 December 1999 are taken to the profit and loss account.

NETCOM ASA GROUP

COMMENTS TO THE 1999 ACCOUNTS — (Continued)

Fixed Assets/Depreciation

      All GSM network roll-out costs, including technical equipment, communication equipment and services directly related to the roll-out, are capitalized. Roll-out costs incurred by the company’s own employees are not capitalized. Interest costs associated with the financing of the network roll-out are not capitalized.

      Depreciation is charged over the estimated economic lifetime of the investments on a straight line basis, beginning from the time the asset is taken into use. In 1999, NetCom reviewed the estimated economic lifetime of its GSM network, which resulted in the company using more sub-categories of asset with differing depreciation rates. The net effect of this was immaterial in 1999. In addition, the company invested in a new billing system, which will be written off over 5 years (IT-equipment and software).

      The estimated economic lifetimes are as follows:

GSM network roll-out costs	8-20 years
IT-equipment and software	3-5 years
Furniture and fittings	5 years
Rental telephones	2 years
Capitalised building costs	Lease life
Vehicles	5 years

Pension Fund

      In accordance with the provisional accounting standard on pension costs issued by the Norwegian Accounting Standards Board, the net pension cost is included under wages and salaries in the profit and loss account. Pension obligations are valued at the present value of future pension benefits earned at 31 December 1999, calculated on the basis of assumptions regarding discount rates, future salary levels, state pension benefits, and actuarial calculations regarding deaths, voluntary departures from the company, etc. Pension funds are valued at market value. Net pension obligations on under-funded contracts are shown as long term liabilities, whereas net pension funds are shown as long term receivables.

Deferred taxation

      Deferred tax is calculated on the basis of the differences between the accounting values and the tax values of balance sheet items. All calculations are based on the nominal tax rate of 28%.

Financial instruments

      In order to hedge its long term loan obligation, the group has entered into interest swap agreements. These swaps are directly linked to the underlying loan obligation, and thus qualify as hedging instruments. Interest income and expense is booked on the accruals basis.

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS

1.   Revenues

      NetCom operates solely within the telecommunications industry, and generates all revenues within Norway with the exception of certain roaming income.

	January-December

	1999	1998	1997

	(Amounts in NOK 1,000)
Connection and subscription fees	388,929	387,662	342,253
Call charges	1,799,043	1,446,620	1,103,959
Sales of telephones and related products	0	91,874	204,830
Other operating income	306,419	105,792	63,221

Total operating income	2,494,391	2,031,948	1,714,263

2.   Network and product costs

	January-December

	1999	1998	1997

	(Amounts in NOK 1,000)
Leased line costs	101,990	78,039	63,681
Other operators’ charges	397,948	334,227	255,366
Costs of telephones and related products	0	95,488	334,224
Other network and product costs	157,597	110,684	71,090

Total network and product costs	657,535	618,438	724,361

3.   Salaries and social costs

	January-December

	1999	1998	1997

Salaries	207,318	167,800	148,315
Social taxes	32,905	32,568	21,045
Pension costs	8,388	5,278	7,733
Other salary costs	2,571	2,205	1,590
Other personnel costs	17,342	14,134	9,787

Total salaries and personnel costs	268,524	221,985	188,470

Average number of employees	495	442	410

      Group fees to the auditors totalled TNOK 672 for audit work and TNOK 588 for consultancy work.

      Remuneration to the Managing Director was as follows (NOK):

Salary	1,289,798
Bonus	403,540
Pension contributions	5,993
Other remuneration	104,219

Total	1,803,550

      The bonus to the Managing Director is agreed one year at a time, and is based on meeting budgeted targets.

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS — (Continued)

      The Managing Director has the right to receive remuneration for a period of 12 months following termination of employment. In addition, he has the right to receive monthly remuneration for a further 12 month period which, when combined with other remuneration, will assure an unchanged overall remuneration level.

      During the year, the Managing Director exercised options for 12,000 shares of NOK 209.33. The market price for the shares at exercise date was NOK 319. See also note 14 re. shares and options.

      The Managing Director has a right to an early retirement pension from the age of 60 until the age of 67. The annual pension is set at 60% of salary.

      Certain directors of NetCom have an agreement regarding compensation for a 12 month period following termination of employment.

      Annual remuneration of the Chairman of the Board of Directors is NOK 250,000, NOK 110,000 to external members of the Board, and NOK 75,000 to internal members of the Board.

      No loans have been made to, or guarantees given on behalf of, either the Managing Director, members of the Board, or the company’s Directors. All transactions with related parties have been at arm’s length.

4.   Other operating costs

      Other operating costs of MNOK 699 include MNOK 410 (MNOK 345) in sales and distribution costs. Sales and distribution costs include the costs associated with obtaining new customers (such as dealer commissions), certain general marketing costs and the costs associated with subscriber activation.

5.   Financial items

	January-December

	1999	1998	1997

	(Amounts in NOK 1,000)
Interest income	23,996	8,534	2,935
Other financial income	1,277	624	3,137
Interest expense	(163,783)	(141,699)	(141,402)
Other financial expense	(9,284)	(11,045)	(26,782)

Net financial cost	(147,794)	(143,586)	(162,112)

6.   Deferred taxes

      Deferred tax assets and liabilities result from temporary differences in financial and tax reporting. All calculations are based on a nominal tax rate of 28%. The calculations are based upon the following criteria:

      (i) Differences which affect taxable income.

      Positive and negative temporary differences which at the time of reversal either increase or decrease taxable income are set off when it is expected that the reversal will occur in the same accounting period.

      (ii) Differences which do not affect taxable income or which cannot be set off.

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS — (Continued)

	12/31/1999		12/31/1998		12/31/1997

	Positive	Negative	Positive	Negative	Positive	Negative
	differences	differences	differences	differences	differences	differences

	(Amounts in NOK 1,000)
(i) Differences set off
Accounts receivable		54,860		76,640		14,884
Shares				2,286		2,555
Inventory		295		1,780		196
Depreciable fixed assets	330,070		218,402		209,508
Tax loss carry forward		1,973,879		2,172,093		2,333,541

Total	330,070	2,029,034	218,402	2,252,799	209,508	2,351,176

Net deferred tax asset at 28%		475,710		569,630		599,667
(ii) Differences not set off
Shares		114		2,286		2,286
Pension obligations		3,649		3,181		4,673

Total		3,763		5,476		6,959

Net deferred tax at 28%		1,054		1,530		1,949

      The table below shows the link between the booked result and the tax calculation.

	January-December

	1999	1998	1997

Profit/(Loss) before taxation	330,636	102,954	(186,559)
Non-deductible items	2,251	1,487	1,053
Group items	0	4,053	5,167
Use of tax loss carry forward	(190,209)	(161,446)	0
Changes in temporary differences	(142,678)	52,952	(5,811)

Taxable result	0	0	(186,150)

      Tax cost in the accounts:

	January-December

	1999	1998	1997

Payable tax in year	0	0	0
Differences accrued and assessed tax	0	4	0
Changes in deferred tax	93,534	30,041	(48,983)

Tax cost in the accounts	93,534	30,045	(48,983)

7.   Goodwill

      Goodwill, which relates to the investment in the distribution channel Klart Svar, is written down over five years. The remaining net book value of goodwill as at 31.12.99 totalled MNOK 4, which will be fully written down during year 2000. Depreciation of goodwill in 1999 totalled MNOK 4.

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS — (Continued)

8.   Tangible assets

	Office	IT	Technical and
	equipment,	equipment	Communication
	furniture, etc.	software	equipment	Buildings	Total

	(Amounts in NOK 1,000)
Accumulated cost, 1 January 1999	106,943	252,717	2,097,448	1,672	2,458,780
Additions during the year, at cost	2,241	126,915	457,906	0	587,062
Disposals during the year, at cost	(15,733)	0	(110,494)	0	(126,227)

Total accumulated cost, 31 December 1999	93,451	379,632	2,444,860	1,672	2,919,615

Accumulated depreciation, 1 January 1999	38,028	165,030	558,115	232	761,405
Ordinary depreciation and write downs in 1999	38,482	66,293	234,434	164	339,373
Accumulated depreciation on disposals	(828)	0	(110,494)	0	(111,322)

Total Accumulated depreciation, 31 December 1999	75,682	231,323	682,055	396	989,456

Book value at 31 December 1999	17,769	148,309	1,762,805	1,276	1,930,159

Depreciation rates	20%–33%	20%–33%	5%–12.5%	Lease life

9.   Shares in other companies

	Group		Share
Company	Ownership	Shares	capital	Cost	Book value

			(NOK 1,000)	(NOK 1,000)	(NOK 1,000)
Yes Interactive AS	5.07%	37	73	2,027	2,027

10. Long term receivables

	12/31/1999	12/31/1998	12/31/1997

Capitalised financial items	21,103	24,721	28,338
Loans to customers*	50,155	17,218	1,042
Loans to dealers	18,970	25,281	17,593
Other	832	1,429	2,121

Total long term receivables	91,060	68,649	49,094

*	mainly financing of telephones

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS — (Continued)

11. Inventory

	12/31/1999	12/31/1998	12/31/1997

SIM cards	13,035	10,800	6,407
Telephones	8,599	2,681	54,785
Other inventory	865	475	5,690
Provisions for obsolescence	0	(1,780)	(2,723)

Total inventory	22,499	12,176	64,159

12. Accounts Receivable

      Accounts receivable are stated net of provisions for losses totalling MNOK 70 (MNOK 95). Loss on accounts receivable (realised losses plus changes in provisions for future losses) totalled MNOK 47 in 1999 (MNOK 71).

13. Other short term receivables

	12/31/1999	12/31/1998	12/31/1997

	(Amounts in NOK 1,000)
Receivables from other operators	120,571	88,174	70,465
Accrued income	6,061	1,713	1,543
Prepaid costs	19,716	20,109	18,429
Other short term receivables	63,294	13,282	19,684

Total other short term receivables	209,642	123,278	110,121

14. Shareholders’ Equity

Share Capital

      NetCom ASA’s issued share capital consists of 47,578,336 ordinary shares with a nominal value of NOK 0.50 each, and 64,090 preference shares with a nominal value of NOK 0.50 each. NetCom ASA’s authorised share capital consists of 48,159,076 ordinary shares with a nominal value of NOK 0.50 each, and 64,090 preference shares with a nominal value of NOK 0.50 each. The unissued share capital is reserved for employees only. The preference shares do not carry voting rights.

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS — (Continued)

Options

      The company has an option scheme for all employees. For options issued to Directors and senior employees, exercise prices are determined based on the share price on the date of issue, plus 1% per month for each month from the issue of the option through to the final exercisable date. The exercise price for other employees is the price on the day of issue of the option. The options are not transferable. Should the employee leave the company, the option is withdrawn.

	Options held
	31.12.99	Exercise price		Dates exercisable

		(NOK)
Managing Director	12,000	216 – 239		02.2000 – 04.2001
Managing Director	12,000	237 – 239		02.2001 – 04.2001
Managing Director	20,000	315 – 376	*	02.2001 – 02.2003
Directors of NetCom	98,000	294 – 376	*	02.2001 – 02.2003
Board members of NetCom	7,800	277 – 376	*	02.2001 – 02.2003
Employees of NetCom	324,800	277 – 376	*	02.2001 – 02.2003

Total	474,600

* Total range for all outstanding options

      Shares owned by Board Members, Directors and the Auditors**

	Number	Type

Members of the Board	8,736	Ordinary
Managing Director	2,600	Ordinary
Directors	1,400	Ordinary
Auditors	0	Ordinary

** Including related parties

      Movements in shareholders’ equity in 1999 were as follows:

		Share
	Share	Premium
	Capital	Fund	Other equity

	(Amounts in NOK 1,000)
Shareholders’ equity as at 31.12.98	23,743	24,079	(528,814)
Deferred tax asset taken to equity			569,630
Shareholders’ equity as at 01.01.99

	23,743	24,079	40,816
New equity (exercise of options)	78	23,256
Group profit for the year			237,104

Shareholders’ equity 31.12.99	23,821	47,335	277,920

      The ability of NetCom ASA to pay dividends will be dependent upon infusions of either dividends or group relief from NetCom GSM as. As at 31.12.99, NetCom GSM as had insufficient distributable equity for either.

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS — (Continued)

Earnings per share

      Earnings per share are based on consolidated net income divided by the weighted average number of ordinary shares issued (1999 — 47,519,074). Earnings per share (fully diluted) are based on consolidated net income divided by the weighted average number of ordinary shares, inclusive the effect of all options outstanding (1999 — 47,549,557).

      20 largest shareholders as at 31 December 1999:

		Proportion of	Number
Name	Nationality	voting rights	of shares

1 Comvik International (SEC)	NOR	21.15%	10,063,628
2 Unibank A/S S/A Tele Danmark A/S	DNK	20.39%	9,701,550
3 Ameritech International	USA	19.57%	9,310,400
4 Orkla ASA	NOR	10.12%	4,812,772
5 KLP Forsikring Aksje	NOR	2.45%	1,167,943
6 Storebrand Livsforsikring Aksjefondet	NOR	1.96%	934,352
7 Folketrygdfondet	NOR	1.47%	700,000
8 Gjensidige Nor Spare Investeringsavdeling	NOR	1.33%	634,000
9 Vital Forsikring ASA v/Vital kapitalforvaltning	NOR	1.16%	553,120
10 Banque Paribas S/A Paris French Res	FRA	0.57%	270,000
11 State Street Bank & Client Omnibus D	USA	0.53%	252,283
12 Morgan Stanley and C Clients safe custody	GBR	0.51%	241,425
13 Postbanken Aksjespar	NOR	0.45%	215,000
14 DnB Real Vekst	NOR	0.45%	213,361
15 Storebrand AMS C/O Storebrand Spar	NOR	0.43%	205,500
16 Verdipapirfondet AVA C/O avanse forvaltning	NOR	0.41%	194,150
17 Statoils Pensjonskasse Aksjer — Fin. Avd	NOR	0.41%	193,350
18 Gjensidige Invest v/Gjensidige fondsfo	NOR	0.40%	190,000
19 Fleming & Co. Ltd. L Robert Clients account	GBR	0.38%	179,612
20 Fidelity Funds — Eur. Brown Brothers Harri	LUX	0.37%	177,964

15. Other long term debt

Long term bank loan

		Interest rate	Drawn	Scheduled repayments for loan facility
	Loan	as at	as at
	facility	31.12.99*	31.12.99	2000	2001	2002	2003	After 2003

	(Amounts in MNOK)
Facility A (term loan)	1,860	5.87%	1,860	93	186	279	372	930
Facility B (revolving credit)	600	6.56%	450		120	120	120	240
Total long term bank loan			2,310

*	inclusive effect of the interest rate swaps

      Both facilities are with a syndicate let by Chase Manhattan Bank. The loan agreement was entered into in May 1997, and runs to 2005. Should surplus cash flow reach certain levels, however, NetCom is committed to a faster loan repayment plan than shown above. Such a plan would begin in 2001.

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS — (Continued)

Interest Rate Swaps

Nominal amount (MNOK)	Interest received	Interest paid	Contract period

350	6 month NIBOR	5.095%	12.06.97 – 13.06.04
350	6 month NIBOR	5.050%	12.06.97 – 14.06.04
350	6 month NIBOR	5.400%	12.06.97 – 13.06.02
180	6 month NIBOR	4.730%	12.06.97 – 13.06.00
150	6 month NIBOR	5.580%	14.09.98 – 14.09.03
150	6 month NIBOR	5.570%	14.09.98 – 14.09.03

16. Accounts payable

      Accounts payable includes short-term interest-bearing debt to suppliers, which amounted to MNOK 109 as at 31.12.99 (MNOK 95). The financing is available from time to time in connection with the purchase of infrastructure equipment.

17. Other short term liabilities

	12/31/1999	12/31/1998	12/31/1997

	(Amounts in NOK 1,000)
Accrued costs	103,755	149,010	105,780
Accrued interest	17,805	19,010	13,868
Salary taxes, holiday pay, VAT, etc.	83,297	58,584	32,109
Other current liabilities	66,175	18,178	6,879

Total other current liabilities	271,032	244,782	158,636

18. Pension obligations

      The group’s employees are included in pension fund arrangements which give the right to defined financial benefits in the future. The benefits depend largely upon the number of years of employment with the respective group company, the salary level at the age of retirement, and the amount of the social security benefits. The pension arrangements are managed through life assurance companies. As at 31.12.99, 436 group employees were covered by the plans.

      The net pension positions were calculated by actuaries as at 31.12.99 using the following assumptions:

	1999	1998	1997

Rate of return	8.0%	8.0%	8.0%
Discount rate	7.0%	7.0%	7.0%
Increase in salaries	3.3%	3.3%	3.3%
Inflation	2.5%	2.5%	2.5%
Pension adjustment	2.5%	2.5%	2.5%

      Net pension liabilities are recorded in the balance sheet under ‘Long term debt’, whilst net pension assets are recorded in the balance sheet under ‘Long term receivables’. Net pension costs are included under ‘Salaries and social expenses’ in the Profit and Loss account.

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS — (Continued)

Pension cost

	January-December

	1999	1998	1997

	(Amounts in NOK 1,000)
Present value of year’s pension earnings	7,552	6,508	6,205
Interest cost on accrued pension liabilities	1,718	1,296	1,017
Expected return on pension funds	(1,890)	(1,516)	(1,124)
Changes in estimates and pension plans	0	(30)	96

Net pension costs	7,380	6,259	6,195

Net pension assets/liabilities

	12/31/1999	12/31/1998	12/31/1997

	(Amounts in NOK 1,000)
Present value of accrued pension obligations	(33,800)	(26,321)	(21,766)
Value of pension funds	28,783	24,263	16,321

Calculated net pension liability	(5,017)	(2,058)	(5,445)
Changes in estimates and pension plans	1,368	(1,123)	772

Net pension liability	(3,649)	(3,181)	(4,673)

19. Overdraft

      NetCom GSM as has both an overdraft and guarantee facility with Union Bank of Norway, totalling MNOK 150. As at 31.12.99, no amounts were drawn down against the overdraft facility. MNOK 16.3 was used against the guarantee facility. See note 20 below.

20. Mortgages and Guarantees

      As part of the group’s existing financial agreements, all of NetCom ASA’s shares in NetCom GSM as are mortgaged to the loan syndicate. In addition, in connection with both the long term syndicated loan and the overdraft facility, NetCom ASA has given a negative pledge.

      As at 31 December 1999 the group had outstanding guarantees totalling MNOK 16.3 (1998 — MNOK 16.6) primarily related to the present office premises.

21. Contingencies and commitments

      NetCom has signed a 10-year contract for the rental of office space in Nydalen, starting from summer 1997. The annual rent is some MNOK 19. In addition, NetCom signed in 1998 a 10 year contract for premises in Trondheim. The annual rent is some MNOK 3.5.

      NetCom leases cars for certain employees and for operational purposes. Cars are leased for a period of 3 years. At the end of 1999, NetCom had 106 cars on lease at an annual operating cost of MNOK 9.

NETCOM ASA GROUP

NOTES TO THE 1999 CONSOLIDATED ACCOUNTS — (Continued)

22. Group companies

Company	Share capital	Shares	Nominal value	Group share

	(NOK,1000)		(NOK)%
NetCom GSM as	889,000	1,778,000,000	0.50	100
Klart Svar AS (formerly ComNet AS)	50	1	50,000	100

23. United States Generally Accepted Accounting Principles

      The consolidated balance sheets and related statements of profit and loss and cash flows have been prepared in accordance with Norwegian GAAP. These accounting principles differ in certain respects from US GAAP. In the periods presented there were no differences between US GAAP and Norwegian GAAP that would have materially affected the presentation of the financial position or the operating results of the Company.

[This page left blank intentionally.]

ANNEX A

COMBINATION AGREEMENT

This Combination Agreement (this “Agreement”) dated as of March 26, 2002, is made by and between Telia AB (publ) (“Telia”) and Sonera Corporation (“Sonera”).

      WHEREAS, the Boards of Directors of Telia and Sonera have determined that it is in the best interest of their respective companies and shareholders to combine their businesses in a merger to create the leading telecommunications group in the Nordic and Baltic region, as set forth in this Agreement;

      WHEREAS, upon the terms and subject to the conditions of this Agreement, the parties intend that, in order to effect the merger of Telia and Sonera, Telia will acquire, pursuant to an exchange offer (the “Exchange Offer”) and, if necessary, through a mandatory redemption offer and compulsory acquisition proceedings in accordance with the Finnish Securities Market Act of 1989, as amended (the “SMA”), and the Finnish Companies Act of 1978, as amended (the “Companies Act”), respectively, all of the issued and outstanding shares of Sonera, without nominal value (the “Sonera shares”), and American Depositary Shares of Sonera, each representing one Sonera share (each, a “Sonera ADS”), as more fully described below, and that the parties intend that the transactions be completed on the indicative time schedule attached as Annex A;

      WHEREAS, as a result of the completion of the Exchange Offer, Sonera will become a subsidiary of Telia and the holders of Sonera shares will receive newly issued ordinary shares of Telia, nominal value SEK 3.20 per share, ranking pari passu in all respects with the existing issued and outstanding shares of Telia (the “Telia shares”), and the holders of Sonera ADSs will receive American Depositary Shares, each representing one Telia share (each, a “Telia ADS”);

      WHEREAS, the Boards of Directors of Telia and Sonera have each approved this Agreement, the Board of Directors of Sonera intends to recommend that the shareholders of Sonera tender their Sonera shares and the ADS holders of Sonera tender their Sonera ADSs in the Exchange Offer and the Board of Directors of Telia intends to recommend that the shareholders of Telia vote to approve certain resolutions necessary to effect the Exchange Offer and the other transactions contemplated herein at an extraordinary general meeting to be called and held for such purpose; and

      WHEREAS, in order to facilitate the merger of Telia and Sonera and to agree on certain matters relating to Telia following the completion of the Exchange Offer, simultaneously with the execution of this Agreement, the Kingdom of Sweden and the Republic of Finland have entered into a shareholders agreement substantially in the form attached hereto as Annex B (the “Shareholders Agreement”), and, the Kingdom of Sweden has agreed to support the transactions contemplated herein and to vote at the relevant meeting of shareholders of Telia in favour of the increase of the share capital of Telia required to complete the Exchange Offer and the Republic of Finland has agreed to support the transactions contemplated herein and irrevocably undertaken to tender all of its Sonera shares in the Exchange Offer.

NOW THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I

The Exchange Offer

Section 1.01     The Exchange Offer

(a)	Provided that this Agreement shall not have been terminated in accordance with its terms, Telia shall commence the Exchange Offer as promptly as practicable after the date hereof and, in any event, no later than two (2) business days following the later of (i) the approval by the Finnish Financial Supervisory Authority of the combined tender offer document/ listing particulars to be issued in relation to the Exchange Offer and (ii) the effectiveness of the Registration Statement on Form F-4 registering that portion of Telia shares and Telia ADSs that may be offered to Sonera shareholders and Sonera ADS holders in the United States pursuant to the Exchange Offer (together with any amendment or supplement thereto, the “Exchange Offer Registration Statement”) and, subject to the Exchange Offer Conditions set forth in Section 1.01 (e) below, Telia shall make an offer (i) to the holders of Sonera shares, to exchange 1.51440 Telia shares for each Sonera share held by such holder and (ii) to the holders of Sonera ADSs, to exchange 1.51440 Telia ADSs for each Sonera ADS held by such holder and (iii) to holders of Sonera warrants issued pursuant to Sonera 1999 and 2000 stock option programs (the “Sonera Warrants” and, together with Sonera shares and Sonera ADSs, the “Sonera Securities”), to exchange each Sonera Warrant for one new warrant to be issued by Telia (the “Telia Warrants”). The Telia Warrants will be exercisable into Telia shares and will, to the extent possible, in all other respects, including the number of shares, exercise price and other terms and conditions of the Telia Warrants, reflect the terms and conditions of the Sonera Warrants adjusted by the Exchange Offer ratio referred to in subparagraph (i) above.

(b)	Sonera currently holds 550.000 Sonera shares and agrees that it will not, without the prior written approval by Telia, dispose of any such shares prior to the Closing Date and that such shares will be excluded from the Exchange Offer.

(c)	In connection with the Exchange Offer, Telia will only issue whole Telia shares, Telia ADSs or Telia Warrants. To the extent holders of Sonera Securities are entitled to fractions of Telia shares, Telia ADSs or Telia Warrants as a result of the application of the Exchange Offer ratio referred to in subparagraphs (i), (ii) or (iii) of Section 1.01 (a) above, such fractional entitlements will be sold on the Stockholm Stock Exchange (“SSE”) or, in the case of the Telia Warrants, on the over-the-counter market and the cash consideration received in respect thereof will be distributed to such holders in lieu of such fractional Telia shares, Telia ADSs or Telia Warrants.

(d)	In the event that Sonera changes the number of Sonera Securities, or Telia changes the number of Telia shares, Telia ADSs or securities convertible or exchangeable into or exercisable for Telia shares or Telia ADSs, issued and outstanding prior to the date hereof as a result of a reclassification, stock split (including a reverse split), dividend or distribution (other than regular cash dividends including, in the case of Telia, the dividend of no more than SEK 0.20 per share to be declared with respect to the year 2001), recapitalization, merger (other than the transactions contemplated by this Agreement), subdivision, issuer tender or exchange offer for the issuer’s own shares or other similar transaction with a dilative effect, or if a record date with respect to any of the foregoing shall occur prior to the consummation of the Exchange Offer, the Exchange Offer ratio referred to in subparagraphs (i), (ii) or (iii) of Section 1.01 (a) above shall be equitably adjusted.

(e)	The obligation of Telia to accept for payment and pay for Sonera Securities tendered pursuant to the Exchange Offer shall be subject only to the satisfaction or, if permitted by applicable law, prior waiver (by both parties in writing) of the following conditions:

(i)	that the matters contemplated by Section 2.01 of this Agreement shall have been approved by the vote of the shareholders of Telia in accordance with Swedish law (the “Shareholder Approval Condition”);

(ii)	that a number of Sonera shares (including shares represented by Sonera ADS) representing more than 90 per cent of the number of shares and voting power of the then outstanding Sonera shares (on a fully diluted basis) shall have been validly tendered and not withdrawn, in accordance with the terms of the Exchange Offer, prior to the expiration of the Exchange Offer (the “Minimum Condition”);

(iii)	that no court of competent jurisdiction or any governmental or regulatory (including stock exchange) authority, agency, commission, body or other governmental entity (each, a “Governmental Entity”) shall have issued or entered any order which is then in effect and has the effect of making any of the transactions illegal or otherwise prohibiting their consummation and the transactions shall not otherwise be illegal under any applicable competition law or regulation;

(iv)	that any waiting period (and any extension thereof) applicable to the consummation of the transactions under any competition, merger control or similar law of the European Union, Sweden, Finland or any other relevant jurisdiction, shall have expired or been terminated;

(v)	that all consents, approvals, authorizations and registrations required to be obtained from the applicable Governmental Entities to consummate the transactions contemplated by this Agreement shall have been obtained (unless the failure to obtain any such consents, approvals and authorizations would not result in a Material Adverse Effect (as defined in Section 5.01(e));

(vi)	that the Telia shares to be issued pursuant to the Exchange Offer shall have been authorized for listing on the SSE and the Helsinki Exchanges (the “HSE”) and the Telia ADSs to be issued in connection with the Exchange Offer have been approved for quotation on the Nasdaq National Market (“Nasdaq”);

(vii)	that this Agreement shall not have been terminated by either Telia or Sonera in accordance with its terms;

(viii)	that there are no circumstances which prevent or materially hinder the implementation of the combination of the businesses of Telia and Sonera due to legislation, legal rulings, decisions by public authorities or the like in Sweden, Finland or elsewhere, which exist or are anticipated at the time, or due to other circumstances beyond the control of Telia, including without limitation, that Telia determines in good faith, following consultation with Sonera, that the cash offer price to be paid by Telia for each share of Sonera in connection with the mandatory redemption offer that Telia may be required to make pursuant to the SMA following the completion of the Exchange Offer would, pursuant to an opinion of independent, reputable legal counsel based upon a ruling of or consultation with the Finnish Financial Supervisory Authority, be higher than the equivalent cash value of the Telia shares offered in exchange for each such share pursuant to the terms of the Exchange Offer as determined pursuant to the SMA; provided that the difference between such offer price to be paid in such mandatory redemption offer and such cash value of the Telia shares multiplied by the aggregate number of shares issued and outstanding in Sonera shall exceed EUR 300,000,000; and

(ix)	that the Exchange Offer Registration Statement shall have become effective in accordance with the provisions of the U.S. Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Exchange Offer Registration Statement shall have been issued by the U.S. Securities and Exchange Commission (the “SEC”) and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn and all state securities or blue sky authorizations necessary to consummate the Exchange Offer shall have been obtained and be in effect (together with the conditions set forth in (i)-(viii) above, the “Exchange Offer Conditions”).

(f)	Telia and Sonera shall use their reasonable best efforts to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary or advisable to cause the conditions to this Agreement to be satisfied in the most expeditious manner reasonably possible.

(g)	The initial expiration date of the Exchange Offer shall be the date which is not later than 20 U.S. business days after the date on which the Exchange Offer commences (such date, as it may be extended from time to time as hereinafter provided, the “Expiration Date”) and, provided that this Agreement shall not have been terminated in accordance with the terms thereof, shall be extended by Telia from time to time thereafter until such time as all of the Exchange Offer Conditions have been satisfied. Subject only to the conditions set forth above, Telia shall accept for exchange and shall exchange all Sonera Securities, validly tendered and not withdrawn pursuant to the terms of the Exchange Offer, at the earliest practicable time following the Expiration Date (such date of acceptance being referred to herein as the “Closing Date”).

(h)	The Exchange Offer will lapse:

(i)	unless the Exchange Offer Conditions have been and continue to be satisfied or, where appropriate, have been waived (by both parties in writing), by 4 p.m. (Helsinki time) on the Expiration Date; or

(ii)	if this Agreement is terminated in accordance with the terms of Article V of this Agreement;

and, on such lapse, Telia shall release all Sonera Securities tendered pursuant to the Exchange Offer as soon as reasonably possible.

Section 1.02     Mandatory Offer and Compulsory Acquisition

      As soon as reasonably practicable after the Closing Date, and subject only to the condition that the Minimum Condition has been satisfied, Telia shall take all actions necessary and proper under the SMA and the Companies Act to complete a mandatory redemption offer under Chapter 6, Section 6 of the SMA and a compulsory acquisition under Chapter 14, Section 19 of the Companies Act, respectively, to acquire all the remaining issued and outstanding Sonera shares, whether in the form of Sonera shares or Sonera ADSs.

ARTICLE II

The Combination

Section 2.01

      In order to effect the proposed business combination, Telia will, as promptly as reasonably practicable after the date hereof and in no event later than at the time of the commencement of the Exchange Offer, call an extraordinary general meeting of its shareholders (the “Telia Shareholders’ Meeting”) at which its shareholders will be asked, conditional on the closing of the transactions contemplated herein:

(i)	to approve the capital increase necessary to complete the Exchange Offer by the issuance of up to 1,688,175,000 new Telia shares, in the form of Telia shares or Telia ADSs, entitled to the same rights, as of the date of their issuance, as the existing ordinary shares of Telia and Telia ADSs, as the case may be, and the issuance of up to 32,000,000 Telia Warrants; and

(ii)	to elect as directors of Telia, effective as of the Closing Date, the persons nominated pursuant to Section 4 of the Shareholders Agreement.

ARTICLE III

Representations and Warranties of Telia and Sonera

      Telia and Sonera each represent and warrant to the other as set forth in Annex C hereto.

ARTICLE IV

Covenants

Section 4.01     Reasonable best efforts

(a)	Each of the parties agrees to use its reasonable best efforts to do, or cause to be done, and to assist and co-operate with the other party in doing, all things necessary or advisable to complete in the most expeditious manner reasonably possible, the transactions contemplated by this Agreement, including:

(i)	the obtaining of all necessary waivers, consents, authorizations and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain such authorizations, approvals or waivers from, or to avoid an action or proceeding by, any Governmental Entity, including, without limitation, disposing or altering any operations of Telia and Sonera, as the case might be, in a manner that would not have a Material Adverse Effect (as defined in Section 5.01 (e)) in respect of such party;

(ii)	the obtaining of all necessary consents, approvals, authorizations or waivers from third parties; and

(iii)	the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)	The parties hereto shall reasonably co-operate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the non-filing party prior to filing, and none of the parties will file any such document without providing the other party with an opportunity to review and comment on such filings to the extent reasonably practicable under the circumstances.

Section 4.02     Conduct of Business Pending the Closing

(a)	Each party agrees that, between the date of this Agreement and the Closing Date, except as contemplated by any other provision of this Agreement, unless the other party shall otherwise agree in writing, which agreement shall not be unreasonably withheld or delayed, the business of such party and its Subsidiaries (which term shall include all entities in which such party holds a majority of the voting stock) shall be conducted only in, and such party and its Subsidiaries shall continue to take all appropriate actions in, and not take any action except in, the ordinary course of business consistent with past practice.

(b)	For the avoidance of doubt, the actions deemed to be outside the ordinary course of business for the purpose of Section 4.02 (a) shall include, without limitation, the following:

(i)	Telia or Sonera issuing or agreeing to issue any shares, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any shares or convertible securities of such party other than in accordance with their existing option programs as in effect as of the date hereof;

(ii)	Telia or Sonera recommending, declaring, paying or making any shareholder bonus, dividend or other distribution whether in cash or otherwise (other than, in the case of Telia, the dividend of no more than SEK 0.20 per share to be declared with respect to the year 2001) provided that this shall not limit Telia or Sonera taking such action pursuant to any demands of their respective shareholders in accordance with applicable law;

(iii)	Telia or Sonera purchasing, redeeming or repaying, or proposing the purchase, redemption or repayment of, any of its shares or securities or proposing the reduction, or making any changes to any part, of its share capital, including stock-splits; or

(iv)	such party entering into any contract, transaction or arrangement (A) in respect of any material acquisitions or dispositions or any incurrence of material additional indebtedness; (B) that could reasonably be expected to materially restrict the business operations of such party or (C) that is of an onerous or unusual nature or magnitude.

Section 4.03     Co-operation

      Telia and Sonera shall co-ordinate and co-operate in connection with;

(i)	the preparation of the Information Documents (as defined below);

(ii)	determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, authorizations, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions; and

(iii)	seeking any such actions, consents, authorizations, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Information Documents and timely seeking to obtain any such actions, consents, authorizations, approvals or waivers.

Section 4.04     Notices of Certain Events

      Each of Telia and Sonera shall give prompt notice to the other of any change, event or circumstance that can reasonably be expected to result in a Material Adverse Effect (as defined in Section 5.01) in respect of it or can reasonably be expected to materially delay or impede its ability to consummate the transactions contemplated by this Agreement or to fulfill its obligations set forth herein.

Section 4.05     Information Documents

(a)	As promptly as practicable after the execution of this Agreement, Telia and Sonera shall jointly prepare documentation (including but not limited to the Press Release (as defined in Section 4.09) and required tender offer and listing prospectuses and recommendation statements) that will constitute the basis for (i) the offer to purchase to be used by Telia in connection with the Exchange Offer, (ii) listing of the Telia shares to be issued pursuant to the Exchange Offer on the SSE and the HSE and the approval of the Telia ADSs for quotation on Nasdaq and (iii) if applicable, the circular to Telia shareholders for the Telia Shareholders’ Meeting (collectively, the “Information Documents”). Telia or Sonera, as the case may be, shall each furnish such information concerning it as the other party may reasonably request in connection with such actions and the preparation of the Information Documents. As promptly as practicable, the appropriate Information Documents will be mailed or otherwise made available to the shareholders of Telia and/ or Sonera, as the case may be. Telia and Sonera shall cause the Information Documents to comply as to form and substance in all material respects with the applicable requirements of the relevant jurisdictions.

(b)	The Information Documents shall include the unanimous and unconditional recommendation of the Board of Directors of Telia to the shareholders of Telia that they vote as anticipated in Section 2.01 hereof, provided, however, that the Board of Directors of Telia may, at any time prior to the Closing Date, amend, modify, withdraw, condition or qualify any such recommendation and may take any action or make any statement inconsistent with such recommendation if the Board of Directors of Telia determines in its good faith judgment, after taking advice from independent legal counsel and after consultation with the other party, that failure to so amend, modify, withdraw, condition or qualify its recommendation or to take such action or make such statement would cause the Board of Directors of Telia to breach its fiduciary duties to Telia or Telia’s shareholders under applicable law.

(c)	The Information Documents shall include the unanimous and unconditional recommendation of the Board of Directors of Sonera to the shareholders of Sonera that they accept the Exchange Offer, provided, however, that the Board of Directors of Sonera may, at any time prior to the Closing Date, amend, modify, withdraw, condition or qualify any such recommendation and may take any action or make any statement inconsistent with such recommendation if the Board of Directors of Sonera determines in its good faith judgment, after taking advice from independent legal counsel and after consultation with the other party, that failure to so amend, modify, condition or qualify its recommendation or to take such action or make such statement would cause the Board of Directors of Sonera to breach its fiduciary duties to Sonera or Sonera shareholders under applicable law.

(d)	No amendment or supplement to the Information Documents will be made without the approval of Telia and Sonera, which approval shall not be unreasonably withheld or delayed. Each of Telia and Sonera will advise the other, promptly after it receives notice thereof, of any request by any relevant authorities for amendment of any of the Information Documents or comments thereon and responses thereto or requests by any relevant authorities for additional information.

(e)	As soon as reasonably practicable on the date of commencement of the Exchange Offer, Telia shall file with the SEC a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”). As soon as reasonably practicable after the date hereof, Telia shall file the Exchange Offer Registration Statement with respect to the Exchange Offer, and shall arrange for the filing of a Registration Statement on Form F-6 (the “ADS Registration Statement”) registering Telia ADSs that may be offered to Telia ADS holders in the United States (the Schedule TO, the Exchange Offer Registration Statement, the ADS Registration Statement and such documents included therein pursuant to which the Exchange Offer will be made in the United States, the “U.S. Exchange Offer Documents”). Each of Telia and Sonera agrees promptly to correct any information provided by it for use in the U.S. Exchange Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Telia shall take all steps necessary to cause the Schedule TO, the Exchange Offer Registration Statement and the ADS Registration Statement, as so corrected, to be filed with the SEC and the other U.S. Exchange Offer documents, as so corrected, to be, at such time as reasonably agreed by Telia and Sonera, disseminated to holders of Sonera Securities, in each case as and to the extent required by applicable U.S. federal securities laws. Sonera shall be given an opportunity to review and comment on the U.S. Exchange Offer Documents prior to their being filed with the SEC or disseminated to the holders of Sonera Securities. Telia shall provide Sonera with any comments Telia may receive from the SEC or its staff with respect to the U.S. Exchange Offer Documents promptly after the receipt of such comments and shall provide Sonera an opportunity to participate in the response of Telia to such comments.

(f)	Sonera hereby agrees to file with the SEC contemporaneously with the commencement of the Exchange Offer and disseminate to holders of shares of Sonera Securities, in each case as and to the extent required by applicable U.S. federal securities laws, a Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect the recommendation of the Board of Directors of Sonera referred to above, provided, however, that the Board of Directors of Sonera may amend, modify, withdraw, condition or qualify such recommendation or take any action or make any statement inconsistent with such recommendation subject to the provisions of Section 4.05 (c) of this Agreement. Sonera agrees to provide Telia with any comments that Sonera may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall provide Telia with an opportunity to participate in the response of Sonera to such comments. Each of Telia and Sonera agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect. Sonera agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Sonera Securities, in each case as and to the extent required by applicable federal securities laws. Telia shall be given an opportunity to review and comment on the Schedule 14D-9 prior to its being filed with the SEC or disseminated to holders of Sonera Securities.

Section 4.06     Access to Information; Confidentiality.

      Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Telia or Sonera or any of their respective subsidiaries is a party or pursuant to applicable law or regulation, including competition laws and regulations, or the rules or requirements of any stock exchange or other regulatory organization with whose rules or requirements the parties are required to comply, from the date of this Agreement to the Closing Date, Telia and Sonera shall (and shall cause their respective subsidiaries to) provide to the other access, at reasonable times and upon prior notice, to such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the other party and its Subsidiaries as the other party may reasonably request. The parties shall each comply with all of their respective obligations in the confidentiality agreement (the “Confidentiality Agreement”) between Telia and Sonera with respect to the information disclosed. All information provided hereunder to the other party shall be covered by the Confidentiality Agreement, which shall survive the termination or expiration of this Agreement.

Section 4.07     No Solicitation of Transactions

      Each party to this Agreement agrees that it will not, directly or indirectly, solicit any inquiries or facilitate or solicit any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any competing transaction or otherwise hinder the completion of the transactions contemplated herein, or have any discussions with anyone to obtain a competing transaction. Each party to this Agreement shall notify the other party promptly if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a competing transaction is made.

Section 4.08     Public Announcements

      The initial press release (the “Press Release”) concerning the transactions contemplated herein shall be a joint press release and, thereafter, Telia and Sonera shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement without the other party’s approval except as may be required by any applicable laws or regulations or by any applicable rules or requirements of any stock exchange.

Section 4.09     Stock Exchange Listings and De-listings

      Telia shall use its reasonable best efforts to cause the Telia shares to be issued in connection with the Exchange Offer to be approved for listing on the SSE and the HSE and to cause the Telia ADSs to be issued in connection with the Exchange Offer to be approved for quotation on Nasdaq, in each case, subject to official notice of issuance, prior to the Closing Date. Sonera shall use its reasonable best efforts to cause the Sonera Securities to be de-listed from the HSE and Nasdaq as soon as permitted under applicable laws and regulations.

ARTICLE V

Termination, Amendment, and Waiver

Section 5.01     Termination

      This Agreement may be terminated and the Exchange Offer may be abandoned at any time prior to the Closing Date, notwithstanding any requisite approval and adoption of this Agreement, as follows:

(a)	by mutual written consent duly authorized by the Board of Directors of each of Telia and Sonera;

(b)	by either Telia or Sonera, if the Closing Date shall not have occurred on or before December 31, 2002;

(c)	by either Telia or Sonera, if any order preventing the consummation of the transactions contemplated in this Agreement shall have been entered by any court of competent jurisdiction or any Governmental Entity and shall have become final and nonappealable;

(d)	by either Telia or Sonera, if the proposals contemplated by Section 2.01 of this Agreement shall fail to receive the requisite vote for adoption at the Telia Shareholders’ Meeting or any adjournment or postponement thereof; and

(e)	by either Telia or Sonera, upon a breach of any representation, warranty, covenant or agreement by the other party set forth in this Agreement except if such breach would not reasonably be expected to result in a change that is, or is reasonably likely to be, materially adverse to the business, assets, financial condition or results of operations of either Telia and its Subsidiaries, taken as a whole, or of Sonera and its Subsidiaries, taken as a whole, as the case may be (“Material Adverse Effect”); provided, however, that a change in the general economic or market conditions or in the general conditions prevailing in the industry of Telia and Sonera or a change or development resulting from the announcement of this Agreement and of the transactions contemplated hereby shall not be deemed to constitute a Material Adverse Effect for the purposes of this Agreement.

Section 5.02     Effect of Termination

      In the event of termination of this Agreement pursuant to Section 5.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Telia or Sonera or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease, provided, however, that nothing herein shall relieve either party from liability for the willful or grossly negligent breach of any of its representations and warranties or the willful or grossly negligent breach of any of its covenants or agreements set forth in this Agreement.

Section 5.03     Amendment

      This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Closing Date. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 5.04     Waiver

      At any time prior to the Closing Date, any party hereto may:

(i)	extend the time for the performance of any obligation or other act of the other party hereto;

(ii)	waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto; and

(iii)	waive compliance with any agreement of the other party contained herein.

ARTICLE VI

General Provisions

Section 6.01     Non-Survival of Representations, Warranties and Agreements

      The representations, warranties, covenants and agreements set forth in this Agreement shall terminate as of the Closing Date or, subject to Section 5.02 of this Agreement, upon the termination of this Agreement pursuant to Section 5.01, as the case may be.

Section 6.02     Notices

      All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the addresses set forth on the signature pages hereto (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.02).

Section 6.03     Severability

      If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to either party.

Section 6.04     Assignment; Binding Effect; Benefit

      Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 6.05     Specific Performance

      The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy, to the extent permitted by law.

Section 6.06     Governing Law; Arbitration

      This Agreement shall be governed by, and construed in accordance with, Finnish law. Any dispute in connection with this agreement shall be finally settled by arbitration in Stockholm in accordance with the rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Each party shall appoint one arbitrator and the two arbitrators shall appoint a third arbitrator who shall be the chairman. The arbitration proceedings shall be conducted in the English language.

Section 6.07     Expenses

      All expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Exchange Offer is consummated.

Section 6.08     Transfer tax

      Any transfer tax that may be payable in Finland in respect of any transfer of shares of Sonera pursuant to the Exchange Offer shall be borne by Telia.

Section 6.09     Entire Agreement

      This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

IN WITNESS WHEREOF, Telia and Sonera have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SONERA CORPORATION	TELIA AB (publ)

/s/ TAPIO HINTIKKA	/s/ LARS-ERIC PETERSSON

Name: Tapio Hintikka Title: Chairman	Name: Lars-Eric Petersson Title: Chairman

/s/ HARRI KOPONEN	/s/ MARIANNE NIVERT

Name: Harri Koponen Title: CEO	Name: Marianne Nivert Title: CEO

Annex A to the Combination Agreement

Indicative Time Schedule

(INDICATIVE TIME SCHEDULE)

Annex A to the Combination Agreement

Indicative Time Schedule — (Continued)

(INDICATIVE TIME SCHEDULE)

Annex B to the Combination Agreement

(Included as Annex C to this prospectus.)

Annex C to the Combination Agreement

Representations and Warranties

      Telia and Sonera each hereby as of the date of this Agreement represents and warrants to the other with respect to itself that, except as disclosed at or before signing of this Agreement by Telia in the applicable documents referred to in paragraphs F(a) and (b) below, by Sonera in the applicable documents referred to in paragraphs F (a) and (c) below, or otherwise by either party to the other party:

A.	Organisation and Qualification; Subsidiaries. Such party and its Subsidiaries has been duly organized and is validly existing under the laws of the jurisdiction of its incorporation and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

B.	Capitalization. The share capital of such party is as described in such party’s audited consolidated financial statements as of and for the year ended December 31, 2001 and, except as described therein, there are no warrants or other rights, arrangements or commitments of any character to which such party is a party or by which it is bound relating to its issued or unissued capital stock or that of any such party’s Subsidiary or obligating it to issue or sell any shares of capital stock of, or other equity interests in such party or any of its Subsidiaries and there are no outstanding contractual obligations of such party or any of its Subsidiaries to redeem or otherwise acquire any of its shares or any capital stock of any of its Subsidiaries. Each outstanding share of capital stock of each of its Subsidiaries is duly authorized, validly issued and fully paid and each such share owned by such party or owned by one of its Subsidiaries is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations, on such party’s or such other Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever other than as may have been granted in the ordinary course of business and as would not have a Material Adverse Effect in respect of such party.

C.	Authority Relative to This Agreement. Such party has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated herein to be consummated by it. The execution and delivery of this Agreement by such party and the consummation by it of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on its part are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly authorized and validly executed and delivered by such party and constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms.

D.	No Conflict: Required Filings and Consents.

(a)	The execution and delivery of this Agreement by such party do not, and the performance by such party of this Agreement will not, (i) conflict with or violate any provision of its Articles of Association or any equivalent organizational documents of any of its Subsidiaries, (ii) conflict with or violate any law or regulation applicable to such party or any of its Subsidiaries, or (iii) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of such party or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(b)	Except as expressly contemplated hereby, the execution and delivery of this Agreement by such party does not, and the performance of this Agreement by such party will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (i) prevent or materially delay consummation of the transactions contemplated hereby or (ii) otherwise prevent such party from performing its material obligations under this Agreement.

E.	Compliance. Neither party nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to such party or any of its Subsidiaries or by which any property or asset of such party or any of its Subsidiaries is bound or effected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries or any property or asset of such party or any of its Subsidiaries is bound or affected, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, (x) prevent or materially delay consummation of the transactions contemplated hereby (y) otherwise prevent such party from performing its obligations under this Agreement or (z) have a Material Adverse Effect.

F.	Financial statements, public filings.

(a)	The audited consolidated financial statements of such party, as of and for the year ended December 31, 2001 (in respect of each party, the “Financial Statements”), have been prepared in accordance with applicable accounting requirements applied on a consistent basis except as reflected in the Financial Statements and present fairly in all material respects the consolidated financial position, results of operations and assets and liabilities of such party and its consolidated Subsidiaries as of the dates and for the periods stated therein.

(b)	Since the initial listing of the Telia shares on the SSE, Telia has submitted to the SSE all information, forms, reports and documents required to be so submitted by and pursuant to applicable Swedish laws and regulations and the rules and requirements of the SSE, and all of such submissions, as of their respective submission dates, complied in all material respects with all applicable requirements of such laws, regulations, rules and requirements. The information contained in the Annual Report of Telia with respect to the year ended December 31, 2000, as supplemented or amended by any subsequently published information, including any interim reports, stock exchange releases and press releases issued by Telia after January 1, 2001 and the Year-End Report of Telia for the year ended December 31, 2001, taken as a whole, does not contain as of the date hereof any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)	Since October 13, 1999, Sonera has submitted to the HSE and filed with the SEC all forms, reports and documents required to be submitted or filed by it pursuant to Finnish laws and regulations, the rules of the HSE and the Securities Act, the U.S. Securities Exchange Act of 1934, as amended, and all applicable rules and regulations promulgated thereunder, and all of such submissions and filings, as of their respective submission or filing dates, complied in all material respects with all applicable requirements of such laws, regulations, rules and requirements. The information contained in the registration statement on Form F-3 of Sonera, as declared effective by the SEC on November 9, 2001, as supplemented or amended by the Annual Report of Sonera with respect to the year ended December 31, 2001 and any other information subsequently published by Sonera, including stock exchange releases and press releases issued by Sonera after November 9, 2001, taken as a whole, does not contain as of the date hereof any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

G.	Absence of Certain Changes or Events. Since January 1, 2002, such party and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any Material Adverse Effect in respect of such party, (ii) any event that could reasonably be expected to prevent or materially delay the performance of this Agreement, (iii) any material change in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or its distribution in respect of shares or any redemption, purchase or other acquisition of any of its other securities other than. in respect of Telia, the regular annual dividend on each of its shares, or (v) any significant increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of such party or any Subsidiary except in the ordinary course of business consistent with past practice or except as required by applicable law.

H.	Litigation. There is no suit, claim, action, proceeding or investigation pending or threatened against such party or any of its Subsidiaries before any Governmental Entity nor is such party or any of its Subsidiaries subject to any outstanding order, writ, injunction or decree that could reasonably be expected to result in a Material Adverse Effect in respect of such party.

I.	Taxes. Such party and its Subsidiaries (i) have timely filed or will timely file all returns and reports required to be filed by them with any taxing authority with respect to taxes for any period ending on or before the Closing Date, (ii) all taxes shown to be payable on such returns or reports that are due prior to the Closing Date have been paid or will be paid, (iii) as of the date hereof, no deficiency for any material amount of tax has been asserted or assessed by a taxing authority against such party or its Subsidiaries, and (iv) such party and its Subsidiaries have provided adequate reserves in their financial statement for any taxes that have not been paid, whether or not shown as being due on any returns.

ANNEX B

AMENDMENT TO COMBINATION AGREEMENT

      This Amendment to the Combination Agreement (the “Amendment”), dated as of September 27, 2002, is made by and between Telia AB (publ) (“Telia”) and Sonera Corporation (“Sonera”).

      WHEREAS, Telia and Sonera entered into the Combination Agreement, dated as of March 26, 2002 (the “Combination Agreement”), whereby Telia and Sonera established certain terms, provisions and conditions pursuant to which Telia will acquire all of the issued and outstanding shares of Sonera, without nominal value, and American Depositary Shares(“ADSs”) of Sonera, each representing one Sonera share, and warrants of Sonera;

      WHEREAS, Telia and Sonera now desire to make certain amendments to the Combination Agreement;

      NOW, THEREFORE, the parties hereto hereby agree as follows:

1.	The second recital of the Combination Agreement is hereby amended by deleting the words “and that the parties intend that the transactions be completed on the indicative time schedule attached as Annex A.”

2.	The third recital of the Combination Agreement is hereby amended by deleting the words “the holders of Sonera ADSs will receive American Depositary Shares, each representing one Telia share (each, a “Telia ADS”)” and substituting the words “the holders of Sonera ADSs will receive American Depositary Shares, each representing five Telia shares (each, a “Telia ADS”).”

3.	Section 1.01(a) of the Combination Agreement is hereby amended by replacing the number “1.51440” in the phrase “(ii) to the holders of Sonera ADSs, to exchange 1.51440 Telia ADSs for each Sonera ADS held by such holder” with the number “0.30288.”

4.	Section 1.01(c) of the Combination Agreement is hereby amended by deleting the second sentence of that paragraph thereof and substituting the following sentence:

“To the extent holders of Sonera Securities are entitled to fractions of Telia shares, Telia ADSs or Telia Warrants as a result of the application of the Exchange Offer ratio referred to in subparagraphs (i), (ii) or (iii) of Section 1.01(a) above, such fractional entitlements will be sold on the Stockholm Stock Exchange (“SSE”) or the Helsinki Exchanges or, in the case of the Telia ADSs, on the Nasdaq national market, or, in the case of Telia Warrants, on the over-the-counter market, and the cash consideration received in respect thereof will be distributed to such holders in lieu of such fractional Telia shares, Telia ADSs or Telia Warrants.”

5.	Section 2.01 of the Combination Agreement is hereby amended by deleting the number “1,688,175,000” in sub-paragraph (i) thereof and replacing it with “1,706,304,914” and by deleting the number “32,000,000” and replacing it with “35,000,000” thereof.

6.	Telia and Sonera hereby acknowledge and agree that except as specifically supplemented and amended, changed or modified hereby, the Combination Agreement shall remain in full force and effect in accordance with its terms.

7.	This Amendment shall be governed by, and construed in accordance with, Finnish law. Any dispute in connection with this agreement shall be finally settled by arbitration in Stockholm in accordance with the rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Each party shall appoint one arbitrator and the two arbitrators shall appoint a third arbitrator who shall be the chairman. The arbitration proceedings shall be conducted in the English language.

8.	This Amendment may be executed in two or more counterparts, and it shall not be necessary that the signatures of the representatives of the parties hereto are on any one counterpart hereof; each counterpart shall be deemed an original, but all of which together shall constitute one and the same instrument;

[Remainder of page blank; signature pages follow.]

B-1

      IN WITNESS WHEREOF, Telia and Sonera have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

SONERA CORPORATION	TELIA AB (publ)

/s/ TAPIO HINTIKKA Name: Tapio Hintikka Title: Chairman	/s/ LARS-ERIC PETERSSON ----------------------------------------------------- Name: Lars-Eric Petersson Title: Chairman

/s/ HARRI KOPONEN Name: Harri Koponen Title: Chief Executive Officer	/s/ ANDERS IGEL ----------------------------------------------------- Name: Anders Igel Title: Chief Executive Officer

B-2

ANNEX C

Dated 26 March 2002

Shareholders’ Agreement

regarding

Telia AB

by and between

The Republic of Finland

and

The Kingdom of Sweden

This Shareholders’ Agreement is entered into on this 26 day of March, 2002 (this “Agreement”), by and between

(1)  The Republic of Finland (“Finland”);

      and

(2)  The Kingdom of Sweden (“Sweden”).

Background

(A)	The Swedish and Finnish telecommunications companies Telia AB (“Telia”) and Sonera Corporation (“Sonera”) have agreed to recommend to their respective shareholders their plan to merge to create the leading telecommunications group in the Nordic and Baltic region positioned to compete as one of the best in the industry. The merger will be effected pursuant to a combination agreement (the “Combination Agreement”) of even date herewith according to which Telia will acquire through the Exchange Offer (as defined in Section 1) and, if necessary, through a mandatory redemption offer and compulsory acquisition proceedings in accordance with the Finnish Securities Market Act of 1989, as amended, and the Finnish Companies Act of 1978, as amended, respectively, all of the issued and outstanding shares of Sonera, without nominal value (the “Sonera Shares”), and American Depositary Shares of Sonera, each representing one Sonera Share (each, a “Sonera ADS”), and certain other securities of Sonera, as described in more detail in the Combination Agreement.

(B)	After the completion of the Exchange Offer, Sweden and Finland will be the two largest shareholders in Telia.

(C)	Sweden and Finland believe it to be in their best interests that they agree on matters regarding certain rights and restrictions as to the voting with, and the disposition of, the shares of Telia as well as certain corporate governance principles as set forth in this Agreement and have therefore agreed to enter into this Agreement.

NOW THEREFORE, the Parties hereto hereby agree as follows:

1.   Definitions

      “Closing” means the consummation of the Exchange Offer on the Closing Date as defined in the Combination Agreement.

      “Exchange Offer” means Telia’s exchange offer to acquire all the Sonera Shares, Sonera ADSs and certain other securities of Sonera, on the terms and subject to the conditions included in the Combination Agreement.

      “Shares” means shares in the capital stock of Telia held by a party to this Agreement.

      “Shareholder” means Sweden or Finland, as the context may require, and

      “Shareholders” means both parties.

2.   The Exchange Offer

2.1	Finland agrees with Sweden that it will irrevocably undertake to Telia to tender all its shares of Sonera into the Exchange Offer, provided that the Combination Agreement shall not have been terminated by either party thereto in accordance with its terms.

2.2	Sweden agrees with Finland that it shall vote all of its Shares in favour of the resolutions to be proposed by the Board of Directors of Telia to the Extraordinary General Meeting of shareholders of Telia to be convened to approve the resolutions necessary to complete the Exchange Offer (the “Extraordinary General Meeting”), provided that the Combination Agreement shall not have been terminated by either party thereto in accordance with its terms.

3.   Support for the Agreement

      Both parties to this Agreement undertake to each other to vote and otherwise make use of their respective voting power at all General Meetings of shareholders of Telia to implement this Agreement.

4.   Board of Directors of Telia and Corporate Governance

4.1 Board of Directors

4.1.1	The Board of Directors of Telia shall consist of nine non-executive board members to be elected only based on their competence and ability. Members of the Board of Directors of Telia shall not include any civil servants or any politicians active in the national politics in either of Finland or Sweden.

4.1.2	The Board of Directors of Telia following the completion of the Exchange Offer shall consist of the following members, in each case, for such minimum period as specified below:

(i)	Tapio Hintikka, the current Chairman of the Board of Directors of Sonera, who shall be appointed and shall serve as Chairman of the Board of Directors of Telia at least until the closing of the Annual General Meeting of shareholders of Telia to be held in 2005;

(ii)	Lars-Eric Petersson, the current Chairman of the Board of Directors of Telia, who shall be appointed and shall serve as Deputy Chairman of the Board of Directors of Telia at least until the closing of the Annual General Meeting of shareholders of Telia to be held in 2005;

(iii)	three (3) members, each of whom are currently members of the Board of Directors of Sonera, to be nominated by the current Nomination Committee of the Board of Directors of Sonera, who shall serve at least until closing of the Annual General Meeting of shareholders of Telia to be held in 2004;

(iv)	three (3) members, each of whom are currently members of the Board of Directors of Telia, to be nominated by the current Nomination Committee of the shareholders of Telia, who shall serve at least until closing of the Annual General Meeting of shareholders of Telia to be held in 2004; and

(v)	one (1) independent member, who is currently not a member of the Board of Directors of Sonera or the Board of Directors of Telia, to be nominated prior to the Extraordinary General Meeting by the current Chairmen of the Boards of Directors of Sonera and Telia and who shall serve at least until closing of the Annual General Meeting of shareholders of Telia to be held in 2004;

            provided, however, that, in connection with the Annual General Meeting of shareholders of Telia to be held in 2003, one (1) of the members referred to in subparagraph (iii) above and one (1) of the members referred to in subparagraph (iv) above shall be replaced with two (2) new independent members who are currently not members of the Board of Directors of Sonera or the Board of Directors of Telia to be nominated by the new Nomination Committee of Telia in accordance with Section 4.1.3., who shall serve at least until the closing of the General Meeting of shareholders of Telia to be held in 2004 and provided, further, that, at the Annual General Meeting of shareholders of Telia to be held in 2004, the members of the Board of Directors of Telia referred to in subparagraphs (iii) and (iv) and (v) above and in the immediately preceding proviso shall, subject to such proviso, be re-elected in the event that they shall continue to fulfill the requirements of Section 4.1.1.

            In addition, the Board of Directors of Telia shall include up to three (3) employee representatives. While recognizing that any binding agreement in respect of this matter would need to be reached between Telia and the relevant trade unions, the Shareholders hereby express their wish that the Board of Directors of Telia negotiate with the relevant trade unions towards the goal of including representatives of both the Finnish and the Swedish trade unions among such employee representatives.

4.1.3	Effective upon the completion of the Exchange Offer and at least until the Annual General Meeting of shareholders of Telia to be held in 2005, the Board of Directors of Telia shall have a Nomination Committee comprised of the current Chairman of the Board of Directors of Sonera and the current Chairman of the Board of Directors of Telia. The Nomination Committee shall organize a consultation procedure to provide the principal shareholders of Telia (including Finland, Sweden and the largest institutional shareholders) an opportunity to be involved in and express their views on elections in respect of the recommendations of the Nomination Committee prior to their publication. The Shareholders agree that, until (but not including) the Annual General Meeting of shareholders of Telia to be held in 2005, unless they agree otherwise in writing prior to a particular General Meeting of shareholders of Telia, they shall each vote all of their shares in Telia in favour of the resolutions called for in order to implement the provisions of Section 4.1.2 and in favour of the recommendations of the Nomination Committee and shall not take any action either in any Extraordinary General Meeting or Annual General Meeting of shareholders of Telia for the appointment or removal of any members of the Board of Directors of Telia or otherwise in contravention of any such resolutions or recommendations, as the case may be.

4.2 Corporate Governance Issues

4.2.1	The Shareholders agree with each other that they will use their respective voting power at General Meetings of shareholders of Telia in a manner, which is consistent with Telia exercising the highest standards of corporate governance principles, based upon best international practice for public companies with global operations.

4.2.2	The Shareholders agree with each other that they will act in the best interest of Telia and its shareholders in order to maximize shareholder value, in the light of the prevailing market conditions and in accordance with sound business principles and not on the basis of national preference. The Shareholders agree that they will not, as shareholders, intervene with, or make any announcements on, any operational matters concerning Telia.

4.2.3	The Shareholders agree with each other that they will in advance of any shareholders meeting of Telia consult with each other in good faith to agree to vote together on any matter to be resolved by the shareholders of Telia at any General Meeting. The purpose of such consultation is to discuss in good faith the matters to be resolved and to ensure that the Shareholders exercise their voting power in order to promote the best interest of Telia and its shareholders based on maximizing shareholder value, acting in the light of the prevailing market conditions and in accordance with sound business principles and not on the basis of national preference.

5.   Agreement on Shareholdings

5.1 Reduction of Shareholdings

5.1.1	The Shareholders agree with each other that they will use their respective shareholdings in such a manner that will support Telia participating in further industry consolidation where this can be achieved consistent with enhancing shareholder value.

5.1.2	Subject to market conditions, each Shareholder intends to reduce its shareholding in Telia during the 5-year period following Closing.

5.1.3	In the event that either Shareholder decides to sell any or all of its Shares, the other Shareholder shall have the right to participate in such sale, on the same terms and subject to the same conditions provided, however, that the provisions of this Section 5.1.3 and Sections 5.1.4 and 5.1.5 below shall not apply to any sale of shares of either Shareholder pursuant to an accelerated equity offering, block trades or other non-marketed offerings.

5.1.4	The Shareholder intending to sell any or all of its Shares to a third party or third parties, except in any of the transactions referred to in the provision included in Section 5.1.3 above, shall provide a written notice to other Shareholder of such sale (the “Sale Notice”), including information necessary for the other Shareholder to evaluate such sale.

5.1.5	The Shareholder receiving the Sale Notice shall have an option, for a period specified in the Sale Notice, which shall be no less than thirty (30) days from the date of such Sale Notice in connection with any marketed offering of Telia shares and no less than ten (10) business days from the date of such Sale Notice in connection with any other proposed sale, to notify its interest in participating in such sale, appointing its own financial advisor/ joint book runner in connection with any marketed offering of Telia shares and selling the number of Shares held by it as it specifies in writing in such notice given to the other Shareholder provided, that if the aggregate number of Shares proposed to be sold by the Shareholders in such sale exceeds the number of Shares which can be sold to on the terms and subject to the conditions of the sale then each Shareholder shall only be entitled to participate in the sale on a pro rata basis based upon their percentage ownership of the Shares; provided, however, that, in connection with a marketed offering of Telia shares, both Shareholders shall have the right to sell an equal number of Shares.

5.1.6	The Shareholders acknowledge that a notice containing information about proposed divestments pursuant to Section 5.1.5 may mean that the recipient becomes an insider according to the Swedish Insider Trading Act (Sw. Insiderstrafflag 2000:1086) or any other applicable law or regulation.

5.2 Prior Written Approval

5.2.1	During the period of the Exchange Offer, each of the Shareholders agrees that it will not, and will procure that none of its agents and nominees will, sell, transfer or otherwise dispose of, directly or indirectly, any shares of Sonera or Telia currently held by it or any of its affiliates or any right or interest in or in relation to any such shares, or enter into any arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares; provided, however, that Finland shall have the right and obligation to tender its shares of Sonera in exchange for shares of Telia in accordance with the terms and conditions of the Exchange Offer and its irrevocable undertaking to Telia.

5.2.2	Each of the Shareholders agrees that it will not, without the prior written approval of the other Shareholder, purchase, directly or indirectly, any new shares of Telia or any securities convertible into or exchangeable for new shares of Telia, after the date hereof, except pursuant to a rights offering undertaken by Telia or pursuant to a similar transaction recommended by the Board of Directors of Telia.

6.   Term of the Agreement

6.1 The Agreement shall remain in force until the first to occur of the following dates or occurrences:

6.1.1	the date on which the holding of shares of Telia by either Shareholder falls below seven and one-half (7.5) percent of the aggregate voting rights in Telia;

6.1.2	the date on which the aggregate holding of shares of Telia by Sweden and Finland falls below thirty (30) percent of the aggregate voting rights in Telia;

6.1.3	five (5) years from Closing;

6.1.4	when the Shareholders mutually agree in writing to terminate this Agreement; or

6.1.5	when the Combination Agreement is terminated by either party thereto in accordance with its terms.

7.   General Provisions

7.1 Announcement

7.1.1	Upon signing of this Agreement and the Combination Agreement, Finland and Sweden shall together with Sonera and Telia agree on appropriate public announcements describing the combination and the rationale behind it.

7.1.2	The Shareholders agree that the content of this Agreement will be made public upon announcement of the contemplated merger.

7.1.3	Thereafter, except as otherwise required by any applicable law or regulation or any applicable rule or regulation of any stock exchange, neither Shareholder shall issue any press release or make any other public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, including the Exchange Offer and the Combination, without obtaining the prior approval of the other Shareholder to the contents and the manner of presentation and publication thereof, which approval shall not be unreasonably withheld or delayed.

7.2 No Partnership

      Nothing in this Agreement shall be deemed to constitute a partnership between the parties or concerted practice nor constitute any party the agent of any other party for any purpose.

7.3 Notices

      All notices, demands and other communications, which all shall be in the English language, to or upon the respective Shareholder shall be deemed to have been duly given or made when delivered by mail, fax or cable to the Shareholder in question as follows:

      If to Sweden:

      Ministry of Industry, Employment and Communications

Address:	SE-103 33 Stockholm
Sweden
Fax:	+46-8-21 57 99
Attention:	Head of Division for State Enterprises

      If to Finland:

      Ministry of Transport and Communications

Address:	Eteläesplanadi 16
FIN-00130 Helsinki
Finland
Fax:	+358-9-160 9517
Attention:	Director General,
Ownership Policy and Privatization

      or at such other address as the respective Shareholder may hereafter specify in writing to the other Shareholder.

7.4 Headings

      The headings of this Agreement are for convenience or reference only and shall not in any way limit or affect the meaning or interpretation of the provisions of this Agreement.

7.5 Assignment

      This Agreement and the rights and obligations specified herein shall be binding upon and inure to the benefit of the Shareholders and shall not be assignable by either Shareholder.

7.6 No Waiver

      Failure by either Shareholder at any time or times to require performance of any provisions of this Agreement shall in no manner affect its rights to enforce the same, and the waiver by either Shareholder of any breach of any provision of this Agreement shall not be construed to be a waiver by such Shareholder of any succeeding breach of such provision or waiver by such Shareholder of any breach of any other provision hereof.

7.7 Amendments

      Any amendments to this Agreement shall be in writing and shall have no effect before signed by the duly authorized representatives of each Shareholder.

7.8 Severability

      If any part of this Agreement is held to be invalid or unenforceable such determination shall not invalidate any other provision of this Agreement, however, the Shareholders hereto shall attempt, through negotiations in good faith, to replace any part of this Agreement so held to be invalid or unenforceable. The failure of the Shareholders to reach an agreement on a replacement provision shall not affect the validity of the remaining part of this Agreement.

7.9 Governing Law

      This Agreement shall be governed by and construed in accordance with the substantive laws of Sweden.

7.10 Arbitration

      Any dispute, controversy or claim concerning the validity, scope, meaning, construction, application or effect of this Agreement or the breach, termination or invalidity thereof shall be finally settled by arbitration in Helsinki in accordance with the rules of the Finnish Central Chamber of Commerce. Each Shareholder shall appoint one arbitrator and the two arbitrators shall appoint a third arbitrator who shall be the chairman. The arbitration proceedings shall be conducted in the English language.

7.11 Whole Agreement

      This Agreement represents the totality of the agreements between the Shareholders in respect of the subject matter of this Agreement.

This Agreement has been executed in two (2) identical counterparts, of which each Shareholder has taken one (1).

In Stockholm on 26 March 2002	In Helsinki on 26 March 2002
THE KINGDOM OF SWEDEN	THE REPUBLIC OF FINLAND
represented by the Ministry of Industry, Employment and Communications	represented by the Ministry of Transport and Communications

/s/ BJÖRN ROSENGREN	/s/ KIMMO I. SASI

Name: Björn Rosengren Title: Minister of Industry	Name: Kimmo I. Sasi Title: Minister of Transport and Communications

/s/ SAMULI HAAPASALO

Name: Samuli Haapasalo Title: Director General

ANNEX D

Goldman Sachs International Peterborough Court 133 Fleet Street London, EC4A 2BB

Tel: 020 7774 1000 Telex: 94015777 Cable: GOLDSACHS LONDON
Regulated by The Financial Services Authority
LOGO

PERSONAL AND CONFIDENTIAL

March 26, 2002

Board of Directors

Sonera Corporation
Teollisuuskatu 15
00510 Helsinki
Finland

Gentlemen and Madame:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding ordinary shares (the “Shares”) of Sonera Corporation (the “Company”) of the exchange ratio of 1.51440 ordinary shares, nominal value SEK 3.20 per share, of Telia AB (publ.) (“Telia”) to be received for each Share (the “Exchange Ratio”) pursuant to the combination agreement, dated as of March 26, 2002 (the “Combination Agreement”), between Telia and the Company.

Goldman Sachs International, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having acted as global coordinator in connection with the offering of 143,950,000 Shares by the Republic of Finland in October 1999 and having provided certain investment banking services to the Company from time to time, including having acted as financial adviser to the Company and as joint global coordinator in connection with the rights offering of 371,767,243 Shares in November 2001 and having acted as the financial adviser to the Company in connection with the pending sale of Sonera Info Communications Ltd. and in connection with the Combination Agreement. We also have provided certain investment banking services to Telia from time to time, including having acted as the financial adviser to the Kingdom of Sweden in connection with the merger of Telia and Telenor ASA in 1998 which was subsequently unwound. Goldman Sachs International provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Telia, for its own account and for the accounts of customers.

Registered in England No. 2263951 Registered Office: Peterborough Court, 133 Fleet Street, London, EC4A 2BB

D-1

In connection with this opinion, we have reviewed, among other things:

(i)	the Combination Agreement;

(ii)	the shareholders’ agreement regarding Telia, dated as of March 26, 2002, between the Republic of Finland and the Kingdom of Sweden;

(iii)	certain publicly available information for the Company, including its audited consolidated annual reports to shareholders for each of the three years ended December 31, 2001, the Annual Reports on Form 20-F for the two years ended December 31, 2000, the Prospectus, dated as of November 9, 2001, relating to the rights offering of 371,767,243 Shares and certain interim reports to shareholders;

(iv)	certain publicly available information for Telia, including its audited consolidated annual reports to shareholders for each of the two years ended December 31, 1999 and December 31, 2000 and certain interim reports to shareholders;

(v)	certain internal financial analyses and forecasts for the Company and Telia prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of the Company and Telia to result from the transaction contemplated by the Combination Agreement (the “Synergies”); and

(vi)	certain pro forma consolidation calculations of the effect of a merger between the Company and Telia prepared by the respective managements of the Company and Telia.

We also have held discussions with members of the senior management of the Company and Telia regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Combination Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the ordinary shares of Telia and compared certain financial and stock market information for the Company and Telia with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the telecommunications industry specifically and in other industries generally, and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the Synergies prepared by the respective managements of the Company and Telia have been reasonably prepared on a basis reflecting the best currently available estimates of the Company and Telia and that such Synergies will be realized in the amounts and time periods contemplated thereby. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Telia or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Combination Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Combination Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

GOLDMAN SACHS INTERNATIONAL

By:

C. Manby Sig.
Managing Director

D-2

ANNEX E

      (English translation)

ARTICLES OF ASSOCIATION OF TELIA AKTIEBOLAG

(corporate registration number 556103-4249) adopted at the Extraordinary General Meeting on 20 May 2000.

§1 Name

      The Company’s name is Telia Aktiebolag.

      The Company is a public limited company (plc).

§2 Domicile

      The Board of Directors shall have its registered office in Stockholm.

§3 Objects

      The Company’s objects are to offer, directly or indirectly, in a broad sense, telecommunications services and thereto associated information services, as well as to conduct other activities which are compatible with such services.

§4 Share capital

      The share capital shall amount to no less than SEK 8 billion and no more than SEK 32 billion.

§5 Nominal value of shares

      The shares shall have a nominal value of SEK 3.20 each.

§6 Board of Directors

      The Board of Directors shall consist of, besides persons who may be appointed under other rules as a consequence of operations of law, no less than four and no more than nine members and no more than three deputy members. The members and deputy members are elected annually at the annual general meeting to serve until the end of the following annual general meeting.

§7 Auditors

      No less than two and no more than three auditors and no more than the same number of deputy auditors shall be appointed by the annual general meeting to audit the annual report and financial accounts of the Company as well as the Board of Directors’ and Managing Director’s administration of the Company.

§8 Notice of a general meeting

      Notice of a general meeting shall be made in the form of an advertisement placed in the Swedish Official Gazette (Post- och Inrikes Tidningar), Dagens Nyheter and Svenska Dagbladet or, if it is not possible to advertise in any of those just mentioned publications, another Swedish daily newspaper with national coverage.

      Notice of an annual general meeting and notice of any extraordinary general meeting at which resolutions to amend the Company’s Articles of Association will be considered, shall be issued no earlier than six weeks and no later than four weeks prior to the meeting. Notice of any other extraordinary general meeting shall be issued no earlier than six weeks and no later than two weeks prior to the meeting.

§9 General meetings

      In order to be entitled to participate in a general meeting, shareholders must be entered in a transcription of the entire share register in respect of their shareholdings ten days prior to the meeting, and must also notify the Company of their intention to attend the meeting no later than 4 p.m. on the day stated in the notice of the meeting. This day must not be a Sunday, other public holiday, a Saturday, Midsummer Eve, Christmas Eve or New Year’s Eve and must not fall earlier than the fifth working day before the meeting.

E-1

      Shareholders may be accompanied at the meeting by one or two persons to assist them, but only if the shareholder notifies the Company of the number of accompanying persons in the manner stated in the previous paragraph.

      The annual general meeting shall transact the following matters:

1.	Elect a chairman for the general meeting.

2.	Prepare and approve the voting list.

3.	Approve the agenda.

4.	Elect two persons to check the minutes.

5.	Confirm that the general meeting has been duly summoned.

6.	Consider the annual accounts and the auditors’ report as well as the consolidated annual accounts and auditors’ report for the group.

7.	Resolve:

(a)	whether to approve the profit and loss account and balance sheet as well as the consolidated profit and loss account and consolidated balance sheet;

(b)	how the Company’s profit or loss according to the approved balance sheet is to be appropriated; and

(c)	whether the members of the Board of Directors and the Managing Director should be discharged from liability for the period covered by the accounts.

8.	Determine the number of Board members and deputy members, who are to be elected by the meeting.

9.	Determine the amounts of fees of the Board of Directors.

10.	Elect the Board of Directors and any deputy members.

11.	When required, determine the number of auditors and deputy auditors.

12.	When required, determine the remuneration to the auditors.

13.	When required, elect the auditors and deputy auditors.

14.	Consider any other business which is incumbent upon the general meeting under the Swedish Companies Act.

§10 Voting rights

      Each shareholder is at the general meeting entitled to vote for the total number of shares he or she owns or represents.

§11 Financial year

      The Company’s financial year is the calendar year.

§12 Record day provision

      Any person who, on the record day determined by the Company, is entered in the share register or list of shareholders in accordance with Chap. 3 section 12 of the Swedish Companies Act, shall be regarded as authorized to receive dividends and, in the event of a bonus issue, new shares to which existing shareholders are entitled, and also to exercise shareholders’ pre-emption rights to participate in issues.

E-2

ANNEX F

      (English translation)

Terms and conditions for Telia AB’s warrants

2002/2005:A, 2002/2005:B,

2002/2008:A, 2002/2008:B, 2002/2008:C, 2002/2008:D, 2002/2008:E, 2002/2008:F,

2002/2010:A, 2002/2010:B, 2002/2010:C, 2002/2010:D, 2002/2010:E, 2002/2010:F

1.   Definitions

      In these terms and conditions, the following terms shall have the meanings set forth below.

“APK”	Arvopaperikeskus (the Finnish Central Securities Depository);

“banking day”	a day which is not a Sunday or a public holiday or, as regards the payment of promissory notes, is not equal to a public holiday in Sweden;

“bank”	a securities firm, valuation institute or bank designated by the company;

“company”	Telia Aktiebolag, registration no. 556103-4249;

“warrant holder”	holder of a warrant;

“warrant”	a right to subscribe for shares in the company against payment in cash in accordance with these terms and conditions;

“subscription”	subscription of new shares in the company as referred to in chapter 5 of the Swedish Companies Act (1975:1385);

“exercise price”	the price per share at which subscription for one new share in the company may take place;

“VPC”	VPC AB (the Swedish Central Securities Depository).

2.	Warrants, registration, account-operating institute and payment undertaking

      The number of warrants shall not exceed a total of 31,220,339 distributed on 14 series:

Number
Series	of warrants

2002/2005:A	7,500,000
2002/2005:B	5,846,867
2002/2008:A	2,829,850
2002/2008:B,	2,829,850
2002/2008:C	5,659,700
2002/2008:D	34,200
2002/2008:E	34,200
2002/2008:F	68,400
2002/2010:A	1,006,818
2002/2010:B	1,006,818
2002/2010:C	2,013,636
2002/2010:D	597,500
2002/2010:E	597,500
2002/2010:F	1,195,000

      The warrants shall be registered by VPC in a securities register in accordance with chapter 4 of the Registration of Financial Instruments Act (1998:1479) (lagen om kontoföring av finansiella instrument) and, consequently, no physical securities will be issued.

      The warrants shall be registered on behalf of each warrant holder on an account with the company’s securities register. Registrations regarding warrants based on measures under Sections 4, 5, 6, 7 and 11 below shall be carried out by the bank. Other registration measures in respect of the account may be executed by the bank or some other account operator.

      The company undertakes to ensure that each warrant holder is granted the right to subscribe for new shares in the company against cash payment in accordance with the terms and conditions set forth below.

3.   Right to subscribe for new shares

      Each warrant entitles the warrant holder to subscribe for one and a half (1.5) new share in the company.

      The exercise price per share for each of the respective series is set out below:

Series	Exercise price

2002/2005:A	SEK	72.02
2002/2005:B	SEK	132.82
2002/2008:A	SEK	347.38
2002/2008:B	SEK	347.38
2002/2008:C	SEK	347.38
2002/2008:D	SEK	108.17
2002/2008:E	SEK	108.17
2002/2008:F	SEK	108.17
2002/2010:A	SEK	49.09
2002/2010:B	SEK	49.09
2002/2010:C	SEK	49.09
2002/2010:D	SEK	33.64
2002/2010:E	SEK	33.64
2002/2010:F	SEK	33.64

      Re-calculation of the exercise price, as well as of the number of new shares which each warrant entitles to subscription for, may be made under the circumstances set forth in section 7 below. Subscription may only be made for the full number of shares which the total number of warrants held by a warrant holder and registered in a separate securities account for warrants entitles to, which the warrant holder wishes to exercise at the same time. If possible, excess warrants or excess portions of warrants which may not be utilised in connection with the subscription will be sold by the bank on behalf of the warrant holder in connection with the application for subscription, and payment of cash amounts, after deduction of the bank’s costs in conjunction with the sale, will be made to the warrant holder as soon as possible thereafter.

4.   Application for subscription and payment

      Applications for subscription for shares may be made during the periods set out below, or up to and including such prior date as follows from the provisions of section 7 (L), (M) or (N) below.

      The subscription period for each series is set out below:

Series	Subscription period

2002/2005:A	1 June 2001 — 30 June 2005
2002/2005:B	1 June 2003 — 30 June 2005
2002/2008:A	2 November 2002 — 31 May 2008
2002/2008:B	2 May 2003 — 31 May 2008
2002/2008:C	2 May 2004 — 31 May 2008
2002/2008:D	2 November 2002 — 31 May 2008
2002/2008:E	2 May 2003 — 31 May 2008
2002/2008:F	2 May 2004 — 31 May 2008
2002/2010:A	2 November 2002 — 31 May 2010
2002/2010:B	2 May 2003 — 31 May 2010
2002/2010:C	2 May 2004 — 31 May 2010
2002/2010:D	2 November 2002 — 31 May 2010
2002/2010:E	2 May 2003 — 31 May 2010
2002/2010:F	2 May 2004 — 31 May 2010

      Applications shall be made in accordance with the procedures applied by the bank from time to time.

      Applications for subscription are binding and may not be revoked by the subscriber.

      Payment for the number of shares specified in the application shall be made in cash at the time of the application for subscription.

5.   Recording in share register, etc.

      Following allotment, subscription will be effected through recording of the new shares as interim shares in the company’s share register. After registration with the Patent and Registration Office, registrations in the securities accounts become final. In accordance with the provisions of Sections 6 and 7 below, the time for such final registration may under certain circumstances be postponed.

6.   Dividends in respect of new shares

      Shares issued as a consequence of subscription effected during the period up to and including January 30 a certain year, shall entitle the holder to dividend for the first time at the record day for dividends which falls immediately after the day when subscription was effected.

      Shares issued as a consequence of subscription effected during the period starting January 31 a certain year, shall entitle the holder to dividend from the first time at the record day for dividends determined by the shareholder’s meeting during the next coming year. Under such circumstances, final registration in the securities account shall take place after the record day for dividends during the year when subscription was effected. However, in the event of payment of dividends relating to the one and the same fiscal year made on more than one occasion, final registration in the securities account shall take place after the last record day for such dividend.

7.   Re-calculation of exercise price, etc.

      The following shall apply with respect to the rights of warrant holders in accordance with chapter 5, section 4, first paragraph, subsection 8 of the Swedish Companies Act and in certain other circumstances:

A.	Where the company carries out a bonus issue of shares, subscription shall be effected — if the application for subscription is made at such time that it cannot be effected on or before the tenth calendar day before the shareholders’ meeting that resolves on the bonus issue — following adoption by the shareholders’ meeting of the resolution. Shares issued as a consequence of subscriptions effected after the adoption of a resolution on the bonus issue shall be recorded as interim shares in the securities account to the effect that holders of such shares are not entitled to participate in the issue. Final registration in the securities account shall take place after the record day for the bonus issue.

For subscription effected after the adoption of the resolution on a bonus issue will be subject to a re-calculated exercise price and a re-calculated number of shares which each warrant entitles to subscription for shall apply. The re-calculations shall be made by the bank in accordance with the following formulas:

re-calculated exercise price	=	previous exercise price × the number of shares prior to the bonus issue number of shares after the bonus issue

re-calculated number of shares which each warrant entitles to subscription for	=	previous number of shares which each warrant entitled to subscription for × the number of shares after the bonus issue number of shares prior to the bonus issue

The exercise price and the number of shares re-calculated in accordance with the above shall be determined by the bank as soon as possible following adoption by the shareholders’ meeting of the resolution to carry out the bonus issue, but shall not be applied until after the record day for the issue.

B.	Where the company carries out a reverse share split or a share split, subsection A above shall apply mutatis mutandis, provided that the record day shall be deemed to be the day when the reverse share split or the share split is effected by VPC, at the request of the company.

C.	Where the company carries out a new issue of shares — with pre-emptive rights for the shareholders to subscribe for new shares against cash payment — the following shall apply with respect to the right to participate in the new issue for shares issued as a consequence of subscription by exercise of a warrant:

1.	Where the board of directors’ resolution to carry out the new issue is subject to approval or pursuant to authorisation by the shareholders’ meeting, the resolution and the public announcement of the new issue shall state when subscription shall be effected at the latest in order for shares issued after subscription to entitle to participation in the issue. Such day may not fall earlier than on the tenth calendar day after the public announcement.

2.	Where the shareholders’ meeting resolves to carry out the new issue — and the application for subscription was made at such time that it cannot be effected on or before the tenth calendar day prior to the shareholders’ meeting that resolves to carry out the share issue — subscription shall be effected after re-calculation in accordance with the second last paragraph of this subsection C. Shares issued as a consequence of such subscription shall be recorded as interim shares in the securities account to the effect that the holders of such shares are not entitled to participate in the issue.

                  Subscription effected at a time that does not give rise to a right to participate in the new issue shall be subject to re-calculation of the exercise price and the number of shares which each warrant entitles to subscription for. The re-calculations shall be made by the bank in accordance with the following formulas:

re-calculated exercise price	=	previous exercise price × the average quoted price for the share during the subscription period set forth in the resolution on the new issue (the average price of the share)

average price of the share increased by the theoretical value of the subscription right calculated on the basis of the average price

re-calculated number of shares which each warrant entitles to subscription for	=	previous number of shares which each warrant entitled to subscription for × (the average price of the share increased by the theoretical value of the subscription right calculated on the basis of the average price of the share)

average price of the share

                  The average price of the share shall be deemed to be equivalent to the average of the calculated average of the highest and the lowest price paid according to Stockholmsbörsen’s official list for each trading day during the subscription period. If, during such trading day, no price paid has been quoted, the bid price, thus quoted as the closing price, shall be the basis of the calculation instead. Trading days during the subscription period with no quotations of either price paid or a bid price shall not be included in the calculation.

                  The theoretical value of the subscription right shall be calculated in accordance with the following formula:

value of the subscription right	=	maximum number of new shares to be issued in accordance with the resolution on the new issue × (the average quoted price for the share reduced by the subscription price for the new share)

number of shares prior to the adoption of the resolution on the new issue

                  In the event the above calculation should result in a negative value, the theoretical value of the subscription right shall be deemed to be zero.

                  The re-calculated exercise price and the re-calculated number of shares in accordance with the above shall be determined by the bank two banking days after the expiry of the subscription period and shall apply to subscriptions effected thereafter.

                  During the period before determination of the re-calculated exercise price and the re-calculated number of shares which by each warrant entitles to subscription for, subscription shall only be effected on a preliminary basis, whereby the number of shares which each warrant entitles to subscription for before re-calculation are recorded in the securities account as interim shares. It should be specifically noted that, after re-calculation, each warrant may entitle the warrant holder additional shares in accordance with section 3 above. Final registration in the securities account will be carried out following determination of the re-calculations.

D.	Where the company carries out a new issue in accordance with chapter 5 of the Swedish Companies Act — with pre-emptive rights for the shareholders and against cash payment — the provisions in subsection C., first paragraph, 1. and 2. above shall apply mutatis mutandis with respect to the right to participate in the issue for shareholders whose shares were issued as a consequence of subscription pursuant to the exercise of a warrant.

            Subscription effected at a time that does not give rise to a right to participate in the issue shall be subject to re-calculation of the exercise price and the number of shares which each warrant entitles to subscription for. The re-calculations shall be made by the bank in accordance with the following formulas:

re-calculated exercise price	=	previous exercise price × the average quoted price of the share during the subscription period set forth in the resolution on the new issue (the average price of the share)

average price of the share increased by the value of the subscription right

re-calculated number of shares which each warrant entitles to subscription for	=	previous number of shares which each warrant entitled to subscription for × (the average price of the share increased by the value of the subscription right)
average price of the share

            The average price of the share shall be calculated in accordance with the provisions set forth in subsection C. above.

            The value of a subscription right shall be deemed to be equivalent to the average of the calculated average of the highest and the lowest price paid according to Stockholmsbörsen’s official list for each trading day during the subscription period. If, during such trading day, no price paid has been quoted, the bid price, thus quoted as the closing price, shall be the basis of the calculation instead. Trading days during the subscription period with no quotations of either a price paid or a bid price shall not be included in the calculation.

            The re-calculated exercise price and the re-calculated number of shares in accordance with the above shall be determined by the bank two banking days after the expiry of the subscription period and shall apply to subscriptions effected thereafter.

            In the event of applications for subscriptions effected during the period before determination of the re-calculated exercise price and the re-calculated number of shares, the provisions set forth in subsection C., last paragraph, shall apply mutatis mutandis.

E.	Where the company, under circumstances other than those set forth in subsections A. -D. above, directs an offer to the shareholders, with pre-emptive rights in accordance with the principles stated in chapter 4, section 2 of the Swedish Companies Act, to acquire securities or rights of any kind from the company or where the company resolves, under the above-stated principles, to distribute to its shareholders such securities or rights without consideration (the offer), a re-calculated exercise price and a re-calculated number of shares which each warrant entitles to subscription for shall be applied to subscriptions effected at times when shares received as a consequence of the subscription do not entitle to participation in the offer. Re-calculations shall be made by the bank in accordance with the following formulas:

re-calculated exercise price	=	previous exercise price × the average quoted price of the share during the acceptance period set forth in the offer (the average price of the share)

average price of the share increased by the value of participation in the offer (value of the purchase right)

re-calculated number of shares which each warrant entitles to subscription for	=	previous number of shares which each warrant entitled to subscription for × (the average share price increased by the value of the purchase right)
average price of the share

            The average price of the share shall be calculated in accordance with the provisions set forth in subsection C. above.

            Where the shareholders have received purchase rights and trading in such rights has taken place, the value of the right to participate in the offer shall be deemed to be equal to the value of the purchase right. In such context, the value of the purchase right shall be deemed to be the average of the calculated average of the highest and the lowest price paid according to Stockholmsbörsen’s official list for each trading day during the relevant period. If, during such trading day, no price paid has been quoted, the bid price, thus quoted as the closing price, shall be the basis of the calculation instead. Trading days during the acceptance period with no quotations of either a price paid or a bid price shall not be included in the calculation.

            In the event the shareholders have not received purchase rights or where trading in purchase rights as specified in the preceding paragraph has not taken place, a re-calculation of the exercise price and the number of shares which each warrant entitles to subscription for shall be made to the extent possible by application of the provisions stated in this subsection E. above, subject to the following. Where a listing of the securities or the rights that are offered to the shareholders is carried out, the value of the right to participate in the offer shall be deemed to be the average of the calculated average of the highest and lowest transaction price paid during the day of trading in these securities or rights on Stockholmsbörsen for each trading day during a period of 25 trading days as from the first day of listing, decreased where applicable by any consideration paid for such securities or rights in conjunction with the offer. If, during such trading day, no price paid has been quoted, the bid price, thus quoted as the closing price, shall be the basis of the calculation instead. Trading days when neither a price paid nor a bid price is quoted shall not be included in the calculation. In case of re-calculation according to this paragraph, the above-mentioned period of 25 trading days shall be deemed to be equivalent to the acceptance period defined in the first paragraph of this subsection E.

            If the securities or rights, which are offered to the shareholders, are not listed, the basis of calculation for determination of the value of the right to participate in the offer shall, as far as practicable, be the change in market value of the company’s shares which may be deemed to be a consequence of the offer.

            The re-calculated exercise price and the re-calculated number of shares in accordance with the above shall be determined by the bank as soon as possible after the expiry of the acceptance period and shall be applied to subscriptions effected after such time.

            In the event of applications for subscriptions effected during the period before determination of the re-calculated exercise price and the re-calculated number of shares, the provisions set forth in subsection C., last paragraph, above shall apply mutatis mutandis.

F.	Where the company carries out a new issue or an issue pursuant to chapter 5 of the Swedish Companies Act — with pre-emptive rights for the shareholders and against cash payment — the company shall have the right to grant all warrant holders the same pre-emptive rights as the shareholders under the resolution to carry out the issue. In such case, each warrant holder, irrespective of whether subscription has been effected or not, shall be deemed to be the owner of the number of shares that the warrant holder would have received as a consequence of subscription of the number of shares each warrant entitles to subscription for at the time of the resolution on the issue. The fact that the warrant holder may also have been entitled to a cash amount in accordance with paragraph 3 above shall not give rise to any rights in this respect.

            Where the company resolves to direct an offer to the shareholders as specified in subsection E. above, the preceding paragraph shall apply mutatis mutandis. However, the number of shares deemed to belong to each warrant holder shall, in such circumstances, be determined on the basis of the exercise price at the time of the resolution of the offer.

            Where the company resolves to grant pre-emptive rights in accordance with the provisions set forth in this Section F. to the warrant holders, no re-calculation pursuant to subsections C., D., or E. shall be carried out.

G.	If a resolution on a cash dividend to the shareholders is taken to the effect that this dividend together with other dividends which the shareholders have received during the same financial year exceed in total 15 per cent of the average price of the share during a period of 25 trading days immediately preceding the day of the announcement of the Boards’ intention to propose to the General Meeting of Shareholders to approve such cash dividend, a re-calculated exercise price and a re-calculated number of shares which each warrant entitles to subscription for shall be applied to subscriptions made during a period when the shares so received do not carry a right to the cash dividend. The re-calculations shall be based on the part of the total dividend that exceeds 15 per cent of the average price of the shares during the above period (extraordinary dividend). Re-calculations shall be made by the bank in accordance with the following formulas:

re-calculated exercise price	=	previous exercise price × the average quoted price of the share during a period of 25 trading days from and including the first day when the share was listed exclusive of rights to the extraordinary dividend (average share price)

average share price increased by the extraordinary dividend paid per share

re-calculated number of shares which each warrant entitles to subscription for	=	previous number of shares which each warrant entitles to subscription for × (the average share price increased by the extraordinary dividend distributed per share)
average share price

            The average price of the share shall be deemed to the average of the calculated average of the highest and lowest price paid on each trading day during the above-defined period of 25 trading days on the official list of Stockholmsbörsen. If, during such trading day, no price paid has been quoted, the bid price, thus quoted as the closing price, shall be the basis of the calculation instead. Trading days with no quotations of either a price paid or a bid price shall not be included in the calculation.

            The re-calculated exercise price and the re-calculated number of shares in accordance with the above shall be determined by the bank two banking days after the expiry of the period of 25 trading days calculated as from the day when the shares were listed exclusive of rights to the extraordinary dividend and shall apply to subscriptions effected after such time.

            What has been stated above in this Section G, shall not apply to warrants of series 2002/2005:A and 2002/2005:B. To warrants of such series the following shall instead apply.

            If a resolution is made to pay a cash dividend to shareholders, a re-calculated exercise price shall be applied to applications for subscriptions made at a time when the shares received do not carry a right to such cash dividend. Re-calculations shall be made by the bank to the effect that the exercise price is reduced by an amount corresponding to the dividend paid per share.

            Where application for subscription has been made, but, due to the provisions of Section 6 above, final registration in the securities account has not been made, it should be specifically noted, that, following re-calculation, each warrant may give a right to additional shares and/or a cash amount in accordance with Section 3 above. Final registration in the securities account will be made after determination of the re-calculations, however not earlier than as stated in Section 6 above.

H.	Where the company’s share capital is reduced by way of a distribution to the shareholders, a re-calculated exercise price and a re-calculated number of shares which each warrant entitles to subscription for shall be applied. The re-calculations shall be carried out by the bank in accordance with the following formulas:

re-calculated exercise price	=	previous exercise price × the average quoted price of the share during a period of 25 trading days from and including the first day when the shares were listed without a right to participate in the distribution (the average price of the share)

average price of the share price increased by the amount distributed per share

re-calculated number of shares which each warrant entitles to subscription for	=	previous number of shares which each warrant entitled to subscription for × (the average price of the share increased by the amount distributed per share)
average price of the share

            The average price of the share shall be calculated in accordance with the provisions set out in subsection C. above.

            In carrying out the above re-calculations and where the reduction is made by way of redemption of shares, an amount calculated as follows shall be applied instead of an actual amount repaid per share:

calculated amount to be repaid for each share	=	the actual amount repaid for each redeemed share reduced by the average price of the share during a period of 25 trading days immediately preceding the day on which the share was listed without a right to participate in the reduction (the average price of the share)

the number of shares in the company which give a right to redemption of one share, reduced by 1

            The average price of the share is calculated in accordance with the provisions in subsection C.1 above.

            The re-calculated exercise price and the re-calculated number of shares in accordance with the above shall be determined by the bank two banking days after the expiry of the above-stated period of 25 trading days, and shall apply to subscriptions made after such time.

            Subscription shall not be effected during the period starting on the day of the resolution to reduce the share capital up to and including the day when the re-calculated exercise price and the re-calculated number of shares are determined.

            In case the company’s share capital would be reduced through a non-compulsory redemption of shares and repayment to the shareholders, which in the bank’s opinion is equivalent to a compulsory reduction considering its technical structure and financial effects, the re-calculations shall, to the extent possible, be made in accordance with the provisions stated above in this subsection H.

I.	Where the company carries out a redenomination of the share capital, to the effect that the company’s share capital shall be denominated in some other currency than SEK, the exercise price shall be converted into the same currency as the share capital. In converting the currency of the exercise price the exchange rate applied to the redenomination of the share capital shall be equally applied.

            The exercise price converted as above shall be determined by the bank and shall apply to subscription made as from the day when the redenomination of the share capital becomes effective.

J.	Where the company carries out an action as specified in sub-sections A.-E. or G.-I. above and where, in the bank’s opinion, an application of the re-calculation formula intended for such circumstances cannot be made due to the technical structure of the action or for other reasons, or would result in an economic compensation to the warrant holder that would be unfair, a re-calculation of the exercise price and the number of shares which each warrant entitles to subscription for shall, be carried out subject to the Board of Directors’ written consent by the bank in the manner which the bank deems appropriate in order for the re-calculations to provide a fair result.

K.	In conjunction with re-calculation in accordance with the above, the exercise price shall be rounded off to the nearest ten öre, whereupon five öre shall be rounded upwards, and the number of shares shall be rounded off to two decimal places.

L.	Where it is resolved to put the company into liquidation in accordance with the provisions of chapter 13 of the Swedish Companies Act, applications for subscription may not be made following the resolution, regardless of the grounds for the liquidation. The right to apply for subscription shall cease as a consequence of the resolution to put the company into liquidation, regardless of whether such resolution has entered into effect or not.

            Not later than two months prior to determination by the shareholders’ meeting in accordance with chapter 13, Section 1 of the Swedish Companies Act, as to whether the company shall be put into liquidation or not, a notice of the intended liquidation in accordance with Section 10 below shall be given to the warrant holders to the effect that applications for subscription may not be made following adoption of a resolution by the shareholders’ meeting to put the company into liquidation.

            In the event the company gives notice of an intended liquidation in accordance with the above, each warrant holder shall be entitled to apply for subscription — irrespective of the provisions on the earliest time of application for subscription in accordance with Section 4 above — as from the day when notice is given, provided that subscription may be effected not later than on the tenth calendar day preceding the shareholders’ meeting at which the company’s liquidation shall be discussed.

M.	Where the shareholders’ meeting approves a merger plan in accordance with chapter 14, Section 10 of the Swedish Companies Act, pursuant to which the company is to be merged into another company, applications for subscription may not be made following such approval.

            Not later than two months prior to a final determination by the company of a merger in accordance with the above, a notice of the intended merger shall be given to each warrant holder in accordance with Section 10 below. The notice shall state the principal contents of the intended merger and each warrant holder shall be reminded of the fact that application for subscription may not be made following a final decision on the merger in accordance with the provisions set forth in the preceding paragraph.

            Where the company gives notice of a planned merger in accordance with the above, each warrant holder — irrespective of what is stated in Section 4 above as concerns the earliest time of application for subscription -shall have the right to apply for subscription as from the date when notice of the intended merger is given, provided that subscription may be effected not later than on the tenth calendar day preceding the shareholders’ meeting for approval of the merger plan, pursuant to which the company is to be merged into another company.

N.	Where the company’s Board of Directors prepares a merger plan in accordance with chapter 14, Section 22 of the Swedish Companies Act, pursuant to which the company is to be merged into another company, or where the company’s shares become subject to compulsory acquisition proceedings in accordance with chapter 14, Sections 31 — 35 of the above stated Act, the following shall apply.

            Where a Swedish parent company owns all shares in the company and where the company’s Board of Directors announces its intention to prepare a merger plan in accordance with the legislation referred to in the preceding paragraph, the company shall determine a new final day for application for subscription (Day of Expiry), provided that the final day of application for subscription pursuant to Section 4 above falls after such announcement. The Day of Expiry shall fall within 60 days of announcement in accordance with the above.

            Where a shareholder (the majority shareholder), alone or together with its subsidiaries, owns such a proportion of the company’s shares that, in accordance with the from time to time applicable legislation, such shareholder may initiate a compulsory acquisition of the company’s shares, and where the parent company announces its intention to initiate compulsory acquisition proceedings, the provision concerning the Day of Expiry set forth in the preceding paragraph shall apply mutatis mutandis.

            Where an announcement in accordance with the above has been made, each warrant holder — irrespective of what is stated in Section 4 above as concerns the earliest time of application for subscription — shall be entitled to apply for subscription up to and including the Day of Expiry. The company shall, not later than four weeks prior to the Day of Expiry, submit a notice in accordance with Section 10 below to the warrant holders of this right and that application for subscription may not be made after the Day of Expiry.

O.	Notwithstanding the provisions set forth in subsections L., M. and N. above to the effect that applications for subscription may not be made following adoption of a resolution to put the company into liquidation, the approval of a merger plan, or the expiry of a new Day of Expiry in conjunction with a merger, the right to make an application for subscription shall be reintroduced in case the liquidation has been terminated or the merger is not fulfilled.

P.	Where the company is declared bankrupt, application for subscription may not be made. However, where a court of higher instance quashes the resolution for the bankruptcy of the company, the right of application for subscription shall be re-introduced.

8.   Special undertakings by the company

      The company undertakes to consult with the bank in due time before taking any measure as described in Section 7 above.

      The company also undertakes not to take any measure as specified in Section 7 above to the effect that a re-calculation of the exercise price would result in an amount less than the nominal value of the share.

9.   Nominee

      A party who, in accordance with chapter 3, Section 10, second paragraph of the Swedish Companies Act, is authorized to be registered in the company’s share register in the place of a shareholder shall have the right to be registered in the securities account as warrant holder. In application of these terms and conditions such nominee shall be regarded as warrant holders.

10. Notices

      Notices concerning the warrants shall be sent to each registered warrant holder and other holders of rights registered in the company’s securities register with VPC or be announced in one daily newspaper in Helsinki and one daily newspaper in Stockholm.

11. Amendments to the terms and conditions

      The bank shall have the right to act on behalf of the warrant holders in concluding agreements with the company as concerns amendments of these terms and conditions insofar as such amendments are required by law, court order or decisions by public authorities, or where — in the bank’s opinion — such action is otherwise appropriate or required for practical reasons and the warrant holders’ rights are not adversely affected in any material respect.

12. Confidentiality

      The company shall have the right to receive information concerning the warrant holders from the securities register with VPC. The company or VPC on behalf of the company shall have the right to receive information concerning the warrant holders (including their holdings, account numbers and transactions related to warrants) from the securities register with APK. The company, the bank, VPC or APK shall not unduly provide any information concerning warrant holders to a third party.

13. Limitation of the bank’s and VPC’s liability

      With respect to the bank’s and VPC’s liabilities — as concerns VPC, subject to the provisions of the Swedish Act on Registration of Financial Instruments (1998:1479) — the bank and VPC shall not be liable for losses due to Swedish or foreign enactments, actions taken by Swedish or foreign public authorities, war, strike, blockade, boycott, lockouts or other similar circumstances. The reservations with respect to strike, blockade, boycott and lockout apply also where the bank or VPC itself undertakes, or is the subject of, such action.

      Neither the bank nor VPC shall be liable for losses arising from other situations where the bank or VPC has acted with due care. The bank shall in no case be liable for indirect damages.

      If the bank or VPC is prevented from making payment or taking an action due to any of the circumstances described in the first paragraph, such action may be deferred until the hindrance has ceased to exist.

14. Governing law

      These terms and conditions and any related legal matter shall be governed by the substantive laws of Sweden.

      Any dispute, controversy or claim arising out of or in connection with these terms and conditions, or the breach, termination or validity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The place of arbitration shall be Helsinki. The language to be used in the arbitral proceedings shall be Swedish. On a party’s request litigation documents and other documents shall be translated to the Finnish language and oral proceedings and examinations shall be held in the Finnish language with interpretation to the Swedish language.

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ANNEX G

Additional terms and conditions for

Telia AB’s warrants

2002/2005:B,

2002/2008:A, 2002/2008:B, 2002/2008:C, 2002/2008:D,

2002/2008:E, 2002/2008:F,

2002/2010:A, 2002/2010:B, 2002/2010:C, 2002/2010:D,

2002/2010:E, 2002/2010:F

      Terms defined in the Terms and conditions for Telia AB’s warrants 2002/2005:A, 2002/2005:B, 2002/2008:A, 2002/2008:B, 2002/2008:C, 2002/2008:D, 2002/2008:E, 2002/2008:F, 2002/2010:A, 2002/2010:B, 2002/2010:C, 2002/2010:D, 2002/2010:E, 2002/2010:F (the “Warrant terms and conditions”) shall have the same meaning when used in these Additional terms and conditions.

1.   Background

      What is stated below is applicable for holders of warrants of series 2002/2005:B, 2002/2008:A, 2002/2008:B, 2002/2008:C, 2002/2008:D, 2002/2008:E, 2002/2008:F, 2002/2010:A, 2002/2010:B, 2002/2010:C, 2002/2010:D, 2002/2010:E, 2002/2010:F.

      By accepting the exchange offer made by the company regarding all outstanding warrants in Sonera Corporation, the warrant holder has agreed with Telia Förlagslan AB, corporate identity number 556210-0932 (“Telia Sub”) to comply with the following Additional terms and conditions in addition to the Warrant terms and conditions.

2.   Transfer of warrants in case of employment termination

2.1	The warrant holder shall not be entitled to transfer the warrants until the exercise period begins.

2.2	If the warrant holder’s employment with the company or any of its subsidiaries (the “Telia Group”) terminates before a warrant has become exercisable, all warrants belonging to such warrant holder shall be transferred to Telia Sub pursuant to the provisions of section 3 below.

2.3	If the warrant holder before a warrant has become exercisable changes employment and becomes employed by a company within the Telia Group which has its own incentive programme which entitles to subscription for shares, warrants or the like and if the warrant holder is entitled to participate in the programme, all warrants belonging to such warrant holder shall be transferred to Telia Sub pursuant to the provisions of section 3 below.

2.4	Section 2.3 shall not apply with respect to warrants of series 2002/2005 B.

2.5	Section 2.2 shall not apply in the event of retirement or death of the warrant holder while in an employment relationship with the Telia Group.

2.6	Notwithstanding section 2.1, 2.2 and 2.3, the board of directors of Telia Sub may give permission to the warrant holder to retain or transfer the warrants.

3.   Transfer of warrants

3.1	If provided in these Additional terms and conditions that the warrant holder shall transfer warrants to Telia Sub, such warrants shall, without any further measures by the warrant holder and in accordance with instructions from Telia Sub or any third party designated by Telia Sub, be transferred from the book-entry account of the warrant holder to the book-entry account of Telia Sub.

3.2	The warrant holder expressly authorises APK or any relevant account operator to effect and execute any necessary measures for the purposes of fulfilling the objectives set out in Section 3.1, above. The transfer

ANNEX G (Continued)

restrictions placed on the respective series of warrants, and recorded in the book-entry system, shall not apply to transfers of warrants made to or by Telia Sub.

3.3	The warrant holder acknowledges that any transfer of warrants effected and executed in accordance with the provisions of this Section 3 shall be made without any consideration.

4.   Restrictions regarding exercise of warrants

4.1	For the purposes of section 4.2-4.3 and 4.5 of these Additional terms and conditions, an index (the “Index”) attached hereto as Appendix A, shall apply. Furthermore, for the purposes of section 4.2-4.3 and 4.5 of these Additional terms and conditions, prior to the date upon which the company’s exchange offer to the holders of shares and warrants in Sonera has been declared unconditional (the “Closing Date”), the value of the Sonera share shall be calculated as the last quoted price paid of the Sonera share on the Helsinki Exchanges on each relevant calculation day and subsequent to the Closing Date as the last quoted price paid of the Telia share on the Helsinki Exchanges on each relevant calculation day (multiplied with 1.51440).

4.2	Holders of warrants of series 2002/2008:A, 2002/2008:B, 2002/2008:D, 2002/2008:E, 2002/2010:A, 2002/2010:B, 2002/2010:D and 2002/2010:E are not entitled to subscribe for shares in the company in accordance with the Warrant terms and conditions unless the development of the value of the Sonera share during the period 1 April 1999 — 31 December 2002 exceeds the development of the value of the Index during the same period or unless the development of the value of the Sonera share during the period 1 April 1999 — 31 December 2003 exceeds the development of the value of the Index during the same period.

4.3	Holders of warrants of series 2002/2008:C, 2002/2008:F, 2002/2010:C and 2002/2010:F are not entitled to subscribe for shares in the company in accordance with the Warrant terms and conditions unless the development of the value of the Sonera share during the period 1 April 1999 — 31 December 2003 exceeds the development of the value of the Index during the same period.

4.4	Section 4.2 and 4.3 shall not apply for holders of warrants of series 2002/2005:B. Instead of section 4.2 and 4.3 the following shall apply. Holders of warrants of series 2002/2005:B are not entitled to subscribe for shares in the company in accordance with the Warrant terms and conditions unless the cumulative earnings per share of the Sonera group for the period 1 January 1999 — 31 December 2002 is at least Euro 1.66 and unless the operating profit of the Sonera group for the same period is in average at least 15 per cent of the turnover. Should the said parameters not be reached due to a corporate acquisition or restructuring or other similar material changes, the board of directors of Telia AB shall evaluate the fulfilment of the objectives irrespective of such material changes.

4.5	Section 4.2 — 4.4 shall not apply for holders of warrants of series 2002/2005:B who are members of the executive management team of Sonera Corporation. Instead of section 4.2 — 4.4 the following shall apply. Such holders of warrants of series 2002/2005:B are not entitled to subscribe for shares in the company in accordance with the Warrant terms and conditions unless the cumulative result per share of the Sonera group for the period 1 January 1999 — 31 December 2002 is at least Euro 1.66 and unless the profit of the Sonera group for the same period is in average at least 15 per cent of the turnover and unless the development of the value of the Sonera share during the period 1 April 1999 — 31 December 2002 exceeds the development of the value of the index during the same period. Should the parameters regarding the cumulative result per share of the Sonera group and the profit of the Sonera group not be reached due to a corporate acquisition or restructuring or other similar material changes, the board of directors of Telia AB shall evaluate the fulfilment of the objectives irrespective of such material changes.

ANNEX G (Continued)

5.   Registration in VPC

      Until the exercise period of a warrant series begins, the warrant holder is not entitled to register his/her warrants of such series with VPC or cause to have his/her warrants of such series registered with VPC either in his/her name or in the name of any third party, other than APK.

6.   Notices

6.1	General notices under these Additional terms and conditions shall be given to each warrant holder and other holders of rights registered in the company’s securities register with VPC and/or APK or published in one newspaper published daily in Helsinki.

6.2	Individual notices under these Additional terms and conditions shall be made in writing by letter or fax. Notices sent by letter to the most recent address specified by the recipient, shall be deemed to be duly received by the recipient on the third day after the letter was sent. Notices sent by fax to the most recent fax number specified by the recipient, shall be deemed to be duly received by the recipient on the same day.

7.   Governing law

      These Additional terms and conditions and any related legal matter shall be governed by the substantive laws of Sweden.

      Any dispute, controversy or claim arising out of or in connection with these Additional terms and conditions, or the breach, termination or validity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The place of arbitration shall be Helsinki. The language to be used in the arbitral proceedings shall be Swedish. On a party’s request litigation documents and other documents shall be translated to the Finnish language and oral proceedings and examinations shall be held in the Finnish language with interpretation to the Swedish language.

ANNEX G (Continued)

Appendix A to

Additional terms and conditions for
Telia AB’s warrants
2002/2005:B, 2002/2008:A, 2002/2008:B,
2002/2008:C, 2002/2008:D, 2002/2008:E,
2002/2008:F, 2002/2010:A, 2002/2010:B,
2002/2010:C, 2002/2010:D, 2002/2010:E
2002/2010:F

Index Structure

The weight of the
respective Companies as
Integrated Operators	per 31 March 1999

British Telecom	16,5%
Deutsche Telekom	17,8%
France Telecom	13,3%
Helsinki Telephone	0,4%
KPN — Royal Dutch Telecom	3,0%
Portugal Telecom	1,4%
Swisscom	4,4%
Tampere Telephone	0,0%
Tele Danmark	1,8%
Telecom Italia	11,3%
Telefonica	7,2%

Total Integrater Operators	77,1%
Mobile Operators

Europolitan	0,6%
NetCom	0,2%
Telecel	0,6%
TIM — Telecom Italia Mobile	8,1%
Vodafone Group	9,2%

Total Mobile Operators	18,7%
International Benchmarks

Estonian Telecom	0,1%
OTE	1,9%
Panafon	1,1%
SPT Telecom	0,7%
STET Hellas	0,4%

Total International Benchmarks	4,2%

      All decisions related to the Index shall be taken by the board of directors of Telia.

Computation of the Index

1. Weighting of the Index

•	Market capitalisation weighting of the Index will be used

•	The performance of the Index will be calculated as for other large indices weighted by market capitalisation, by adding up the market capitalisation for each company included in the Index

ANNEX G (Continued)

2. Adjustments of Dividends

•	The listed share prices for the companies in the Index will be adjusted for dividends paid

•	The adjustments will be made to neutralise the impact of different dividend yields between the companies included in the Index and Sonera

•	The adjustment will be made for each share in the Index. The dividends per share will be added to the quoted share price as of the first day the share is traded without the right to receive dividends

•	To be able to perform an accurate comparison between the performance of Sonera’s share and the Index, the quote share price of Sonera will also be adjusted for any dividends paid

3. Adjustments for Issuance of Shares, Share Splits, Reverse Share splits, etc

•	Market capitalisation weightings will be based on the fully diluted number of shares outstanding

•	The “treasury stock method” will be used in calculating the market capitalisation for each company in the Index

•	The “treasury stock method” accurately takes into account the issuance of shares related to share option programs commonly used by the telecoms companies included in the Index

•	Adjustments will be made for share splits, reverse share splits and other changes in the number of shares outstanding not captured by the “treasury stock method”

4. Companies with Several Types of Shares

•	If a company in the Index has several share types, the share type with the highest liquidity will be included in the Index

5. Adding Additional Companies to the Index

•	The board of directors of Telia will be responsible for adding companies to the Index

•	Decision will be made on a case-by case basis

•	Adding a company to the Index could be appropriate once a new incumbent operator or cellular company operator is introduced in the European market. An example of this could be Telecom Eireann, the Irish telecommunications operator expected in the market in June of 1999

•	The underlying reason for adding a company to the Index would be is such an inclusion is appropriate to maintain an Index which reflects the European market for telecoms operators

•	If a recently “IPOed” company is to be added to the Index, there needs to be a “seasoning” period before such company gets included in the Index. The shares of such company should have traded in the market for at least one month prior to the quarter in which it is to be included in the Index

6. Excluding Companies from the Index

•	The board of directors of Telia should have the authority to excluded companies from the Index in certain clearly defined situations. Such situations might include take-overs, mergers, financial distress and low trading volumes

•	The underlying reason for excluding a company from the Index would be if such an exclusion is appropriate to maintain an Index which reflects the European market for telecom operators

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ANNEX H

KEY FINANCIAL RATIOS AND DATA OF TELIA AB AND SUBSIDIARIES

      The following financial data is provided solely in order to comply with recommended market practice in Sweden.

Telia Group Financial Key Ratios and Data (IAS)

	1995	1996	1997	1998	1999	2000	2001

	(in MSEK, unless otherwise indicated)
Income Statement Data
Revenues	38,953	42,430	45,665	49,569	52,121	54,064	57,196
Research and development costs	1,282	1,416	1,540	1,709	1,570	1,564	1,303
In relation to revenues (%)	3.3	3.3	3.4	3.4	3.0	2.9	2.3
Underlying EBITDA(2)	11,990	13,185	12,324	13,309	14,059	13,087	12,915
Depreciation, amortization, and write-downs	7,378	7,154	7,298	7,146	7,652	8,222	13,975
EBITDA(1)	10,674	10,418	10,516	14,366	13,598	20,228	19,435
Operating profit	3,296	3,264	3,218	7,220	5,946	12,006	5,460
Profit before income taxes	3,410	3,353	3,128	7,143	5,980	11,717	4,808
In relation to revenues (%)	8.8	7.9	6.8	14.4	11.5	21.7	8.4
Balance Sheet Data
Balance sheet total	58,461	62,515	65,910	67,278	76,604	122,715	128,191
Capital employed(3)	40,357	43,420	46,329	43,440	50,936	92,374	90,971
Operating capital(4)	34,161	37,013	39,192	34,921	39,160	75,042	70,150
Net interest-bearing liability(5)	12,065	13,534	14,609	6,767	7,527	20,235	10,661
Investments
CAPEX(6)	8,524	8,304	9,637	7,663	7,701	16,580	17,713
Acquisitions(7)	2,053	2,704	1,227	4,075	4,444	31,162	3,022
Total investments	10,577	11,008	10,864	11,738	12,145	47,742	20,735
Key Business Ratios
Underlying EBITDA margin (%)(8)	30.8	31.1	27.0	26.8	27.0	24.2	22.6
EBITDA margin (%)(9)	27.4	24.5	23.0	29.0	26.1	37.4	34.0
EBIT margin (%)(10)	8.5	7.7	7.0	14.6	11.4	22.2	9.5
Net profit margin (%)(11)	6.4	5.5	4.9	10.1	8.1	19.0	3.3
Depreciation, amortization, and write-downs as a percentage of net sales	18.9	16.9	16.0	14.4	14.7	15.2	24.4
Total asset turnover (multiple)(12)	0.69	0.70	0.71	0.74	0.72	0.54	0.46
Turnover of capital employed (multiple) (13)	0.99	1.01	1.02	1.10	1.10	0.75	0.62
Return on assets (%)(14)	7.1	6.6	6.0	11.9	9.4	13.6	5.7
Return on capital employed (%)(15)	10.2	9.6	8.6	17.6	14.4	18.9	7.8
Return on equity (%)(16)	11.8	10.3	9.3	19.2	14.2	23.9	3.3
Equity/assets ratio (%)(17)	37.8	37.2	36.8	41.5	41.0	44.4	46.2
Debt/equity ratio (multiple)(18)	0.55	0.58	0.60	0.24	0.24	0.37	0.18
Interest coverage ratio (multiple)(19)	6.7	6.1	5.3	10.4	8.5	7.3	3.0
Self-financing rate (multiple)(20)	1.08	0.89	0.82	0.88	0.88	0.21	0.50
Per Share Data(21)
Average number of shares
— basic (’000)	2,851,200	2,851,200	2,851,200	2,851,200	2,851,200	2,932,757	3,001,200
— diluted (’000)	2,851,200	2,851,200	2,851,200	2,851,200	2,851,200	2,932,757	3,001,200
Number of shares at year-end
— basic (’000)	2,851,200	2,851,200	2,851,200	2,851,200	2,851,200	3,001,200	3,001,200
— diluted (’000)	2,851,200	2,851,200	2,851,200	2,851,200	2,851,200	3,001,200	3,001,200
Earnings per share
— basic (SEK)	0.87	0.82	0.78	1.76	1.48	3.50	0.62
— diluted (SEK)	0.87	0.82	0.78	1.76	1.48	3.50	0.62
Share price on the Stockholm Exchange (beginning June 13, 2000)
Average for the year (SEK)	N/A	N/A	N/A	N/A	N/A	73.81	53.09
Lowest during the year (SEK)	N/A	N/A	N/A	N/A	N/A	46.90	36.00
Highest during the year (SEK)	N/A	N/A	N/A	N/A	N/A	94.00	71.00
At year-end (SEK)	N/A	N/A	N/A	N/A	N/A	48.50	46.70
Market capitalization	N/A	N/A	N/A	N/A	N/A	145,558	140,156
Trading volume on the Stockholm Exchange (beginning June 13, 2000)

ANNEX H (Continued)

	1995	1996	1997	1998	1999	2000	2001

	(in MSEK, unless otherwise indicated)
Total traded value	N/A	N/A	N/A	N/A	N/A	100,200	76,200
Number of shares traded (’000)	N/A	N/A	N/A	N/A	N/A	1,353,000	1,435,000
In relation to average number of shares (%)	N/A	N/A	N/A	N/A	N/A	47.1	47.8
P/e ratio (fully diluted) (times)(22)	N/A	N/A	N/A	N/A	N/A	14	75
Dividend per share (SEK)	0.35	0.40	0.42	0.49	0.52	0.50	0.20
Direct yield (%)(23)	N/A	N/A	N/A	N/A	N/A	1.03	0.43
Payout ratio (%)(24)	40.3	49.3	54.5	27.9	34.8	14.3	32.1
Equity per share (SEK)	8.10	8.56	8.94	10.29	11.54	18.66	19.95
Net asset value per share (SEK)(25)	8.10	8.56	8.91	10.25	18.03	20.97	19.88

(1)	EBITDA is Earnings Before Interest, Tax, Depreciation and Amortization.

(2)	Underlying EBITDA is EBITDA adjusted for income from associated companies, restructuring/phase-out of operations, capital gains/losses, and certain pension obligations. For previous periods, also adjusted for the costs of personnel restructuring (including early retirement), year 2000 compliance, the IPO in 2000, and expenses in conjunction with the abandoned merger with Telenor in 1999.

(3)	Capital employed is balance sheet total less non-interest-bearing liabilities and non-interest-bearing provisions reported, and the dividend.

(4)	Operating capital is non-interest-bearing assets less non-interest-bearing liabilities and non-interest-bearing provisions.

(5)	Net interest-bearing liability is interest-bearing liabilities and provisions less interest-bearing assets but including participations in associated companies.

(6)	CAPEX (Capital expenditure) is investments in intangible (except goodwill) and tangible fixed assets.

(7)	Acquisitions are investments in goodwill, shares, and participations.

(8)	Underlying EBITDA margin is underlying EBITDA expressed as a percentage of net sales.

(9)	EBITDA margin (Gross margin) is operating income plus depreciation, amortization, and write-downs expressed as a percentage of net sales.

(10)	EBIT margin (Operating margin) is operating income expressed as a percentage of net sales.

(11)	Net profit margin is net income expressed as a percentage of net sales.

(12)	Total asset turnover is net sales divided by the average balance sheet total.

(13)	Turnover of capital employed is net sales divided by the average capital employed.

(14)	Return on assets is operating income plus financial revenues expressed as a percentage of the average balance sheet total.

(15)	Return on capital employed is operating income plus financial revenues expressed as a percentage of average capital employed.

(16)	Return on equity is net income expressed as a percentage of average shareholders’ equity (less the dividend).

(17)	Equity/assets ratio is shareholders’ equity (less the dividend) expressed as a percentage of total assets.

(18)	Debt/equity ratio is net interest-bearing liabilities divided by shareholders’ equity (less the dividend).

(19)	Interest coverage ratio is operating income plus financial revenues divided by financial expenses.

(20)	Self-financing rate is cash flow from operating activities divided by gross investments.

(21)	Earnings per share are based on the weighted average number of shares before and after dilution with potential ordinary shares, while dividend, equity, and net asset value per share are based on the number of shares at the end of the period.

(22)	P/e ratio is the closing share price of the Telia share on the Stockholm Exchange on the last trading day of the year, divided by the fully diluted earnings per share for the same year.

ANNEX H (Continued)

(23)	Direct yield is the dividend paid in respect of a given year, divided by the closing share price of the Telia share on the Stockholm Exchange on the last trading day of the same year.

(24)	Dividend rate is dividend per share divided by earnings per share.

(25)	Net asset value is reported shareholders’ equity plus hidden reserves in publicly quoted equities after deductions for deferred taxes based on the current tax rate.

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ANNEX I

KEY RATIOS AND DATA OF SONERA CORPORATION AND SUBSIDIARIES

Key financial indicators	1995	1996	1997	1998	1999	2000	2001

	(€ in millions, unless otherwise indicated)
Revenues	991	1,125	1,352	1,623	1,849	2,057	2,187
Change from previous year (%)	11.1	13.5	20.2	20.0	13.9	11.2	6.3
Exports from and sales outside Finland, of revenues (%)	2.1	2.2	3.8	4.6	4.5	4.8	6.8
EBITDA(a)	356	420	489	587	668	2,047	1,283
In relation to revenues (%)	36.0	37.3	36.1	36.2	36.1	99.5	58.7
Comparable EBITDA(b)	356	420	489	587	647	501	562
In relation to revenues (%)	36.0	37.3	36.1	36.2	35.0	24.4	25.7
Operating profit	154	170	285	289	387	1,748	951
In relation to revenues (%)	15.6	15.1	21.1	17.8	20.9	85.0	43.5
Profit before income taxes, minority interest and extraordinary items	168	183	309	346	497	1,860	445
In relation to revenues (%)	16.9	16.2	22.8	21.4	26.9	90.4	20.3
Comparable profit before income taxes, minority interest and extraordinary items (b)	168	191	309	383	476	314	(4)
Profit after extraordinary items	168	183	309	346	497	1,825	445
In relation to revenues (%)	16.9	16.2	22.8	21.4	26.9	88.7	20.3
Net income	121	128	220	251	370	1,506	409
In relation to revenues (%)	12.2	11.4	16.2	15.5	20.0	73.2	18.7
Equity income (loss) in associated companies	1	6	19	59	110	121	(202)
Dividends received from associated companies	—	2	5	9	14	30	33
Return on capital employed (%)	16.5	16.5	23.7	19.1	19.7	32.9	7.9
Return on shareholders’ equity (%)	12.3	12.0	18.0	18.4	22.8	60.9	10.5
Total assets	1,381	1,451	1,866	2,814	3,609	9,774	8,794
Capital employed	1,077	1,166	1,485	2,359	3,111	9,046	8,068
Share capital	303	303	303	304	310	320	480
Other shareholders’ equity and minority interest	720	822	1,009	1,132	1,505	2,929	4,108
Equity-to-assets ratio (%)	74.3	78.0	70.9	51.5	50.6	33.4	52.4
Total liabilities	359	326	554	1,378	1,794	6,525	4,206
Long-term and current debt	54	42	173	923	1,296	5,797	3,480
In relation to revenues (%)	5.4	3.7	12.8	56.9	70.1	281.8	159.1
Debt-to-equity ratio (%)	5.3	3.7	13.2	64.3	71.4	178.4	75.9
Cash and short-term investments	201	30	145	93	115	156	716
Net debt	(147)	11	28	830	1,181	5,641	3,268
In relation to revenues (%)	(14.9)	1.0	2.0	51.2	63.9	274.2	149.4
Net debt-to-equity ratio (gearing) (%)	(14.4)	1.0	2.1	57.8	65.1	173.6	71.2
Net debt-to-capital employed ratio (net debt-to-book) (%)	(13.7)	1.0	1.9	35.2	38.0	62.4	40.5
Interest-bearing loans receivable	19	20	78	30	54	2,859	3,120
Net interest income (expense)	13	8	2	(7)	(26)	(53)	(44)
Cash provided by operating activities	365	374	455	508	442	227	197
Capital expenditures	339	379	373	351	338	430	359
In relation to revenues (%)	34.2	33.7	27.6	21.6	18.3	20.9	16.4
Investments in shares	14	133	22	898	410	2,117	526
Depreciation and amortization(c)	202	242	204	261	281	299	332
Write-downs on fixed assets	—	8	—	37	—	—	111
Dividends declared(d)	28	38	132	61	87	67	—
Dividend payout ratio (%)	23.3	29.6	60.2	24.2	23.5	4.4	—
Research and development expenditure
(R&D)	39	32	45	52	64	70	82
In relation to revenues (%)	3.9	2.8	3.4	3.2	3.5	3.4	3.7
Personnel, at end of year	7,393	7,621	8,290	9,068	9,512	11,271	10,068
Average during the year	7,239	7,667	7,967	8,609	9,270	10,305	10,482

ANNEX I (Continued)

(a)	EBITDA equals operating profit before depreciation and amortization and write-downs on fixed assets. EBITDA dos not equal cash flow from operations and it should not be considered an alternative to net income as an indicator to Sonera’s operating performance, or an alternative to cash flow from operations as a measure to liquidity. Management believes that EBITDA is a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. However, Sonera’s definition of EBITDA may differ from the definition of EBITDA used by other companies. EBITDA does not show significant trends related to the following items: depreciation and amortization; write-downs on fixed assets; equity income in associated companies; financial income and expense; and income taxes.

(b)	Comparable earnings do not include sales gains and losses, write-downs, restructuring expenses and other non-recurring items.

(c)	As of the beginning of 1997, telecommunication networks have been depreciated on a straight-line method over 4 to 20 years. Previously, networks were depreciated on a 25 to 40 percent declining-balance method.

(d)	Dividends presented for each year were paid during the following year, after the approval by the Annual General Meeting. Dividend for 2001 is the Board of Directors’ proposal to the Annual General Meeting.

Per share data (a)	1995	1996	1997	1998	1999	2000	2001

	(€, unless otherwise indicated)
Earnings per share (excluding extraordinary items)	0.14	0.15	0.25	0.29	0.42	1.72	0.44
Earnings per share	0.14	0.15	0.25	0.29	0.42	1.68	0.44
Diluted earnings per share	0.14	0.15	0.25	0.29	0.42	1.67	0.44
Operating cash flow per share	0.42	0.43	0.52	0.57	0.50	0.25	0.21
Declared dividend per share	0.03	0.04	0.15	0.07	0.10	0.07	—
Shareholders’ equity per share	1.16	1.28	1.49	1.62	2.05	3.57	4.10
Share price(b)
Average for the year				9.41	21.77	38.17	7.34
Lowest during the year				8.13	10.17	14.06	2.23
Highest during the year				13.79	58.30	79.53	20.38
At end of year				12.41	55.80	15.83	5.69
Market capitalization (€ in million)				10,929	49,132	14,350	6,346
Price-to-earnings ratio (P/E) (%)				42.8	132.9	9.2	12.9
Dividend yield				0.6	0.2	0.4	—
Trading volume on shares on the Helsinki Exchanges(c)
Total traded value				844	7,256	29,491	8,589
Number of shares traded (thousands)				89,754	333,222	772,568	1,170,851
In relation to average number of shares (%)				10.2	37.8	86.1	126.7
Trading volume on shares on NASDAQ(d)
Total traded value					1,305	4,907	289
Number of shares traded (thousands)					41,398	118,783	40,361
In relation to average number of shares (%)					4.7	13.2	4.4
Number of shares (adjusted with effects of the Rights Offering)
At end of year (thousands)	878,061	878,061	878,061	880,500	880,500	906,762	1,115,302
Outstanding at end of year (thousands)	878,061	878,061	878,061	880,500	880,500	906,091	1,114,752
Average during the year (thousands)	878,061	878,061	878,061	878,362	880,500	897,472	924,346
Average diluted during the year (thousands)	878,061	878,061	878,061	878,362	881,632	902,193	924,346
Number of warrants at end of year
1999 warrants (thousands)					9,482	10,861	12,207
2000 warrants (thousands)					—	16,178	18,440

ANNEX I (Continued)

(a)	All per share data have been adjusted to reflect the Rights Offering in 2001, to present comparable information.

(b)	Quotation of Sonera’s share on the Helsinki Exchanges. where the quotation started on November 10, 1998.

(c)	Trading on the Helsinki Exchanges, as from November 10, 1998.

(d)	Trading on the Nasdaq National Market, as from October 13, 1999.

Definitions of key financial indicators

EBITDA	=	Operating profit + depreciation and amortization

Capital employed	=	Shareholders’ equity + minority interest + long-term and current debt

Return on capital employed	=	Profit before extraordinary items and taxes + interest expenses + other financial expenses	× 100

Capital employed (average for the period)

Return on shareholders’ equity	=	Profit before extraordinary items and taxes - income taxes on ordinary operations	× 100

Shareholders’ equity + minority interest (average for the period)

Equity-to-assets ratio	=	Shareholders’ equity + minority interest	× 100

Total assets - advances received

Debt-to-equity ratio	=	Long-term and current debt	× 100

Shareholders’ equity + minority interest

Net debt	=	Long-term and current debt - cash and short-term investments

Net debt-to-equity ratio (gearing)	=	Net interest-bearing debt	× 100

Shareholders’ equity + minority interest

Net debt-to-capital employed ratio (net debt-	=	Net interest-bearing debt	× 100

to-book)		Capital employed

Dividend payout ratio	=	Dividends declared for the fiscal year	× 100

Net income

Average number of personnel	=	Average of the number of personnel at the end of each month during the period. Number of part-time employees is converted into an equivalent number of full-time employees.

ANNEX I (Continued)

Earnings per share (excluding extraordinary items)	=	Profit before extraordinary items and taxes - income taxes on ordinary operations - minority interest in income
----------------------------------------------------
Average number of shares during the period

Earnings per share	=	Net income

Average number of shares during the period

Dividend per share	=	Dividends declared for the fiscal year

Number of shares at end of year

Shareholders’ equity per share	=	Shareholders’ equity

Average number of shares during the period

Average share price	=	Total traded value during the year

Number of shares traded during the year

Market capitalization	=	Number of shares at end of year × share price at end of year

Price-to-earnings ratio (P/E)	=	Share price at end of year

Earnings per share (excluding extraordinary items)

Dividend yield	=	Declared dividend per share

Share price at end of year

ANNEX J

Parent Company TELIA AB

Separate income statement, balance sheet and
statement of cash flows
As of and for the years ended
December 31, 1999, 2000 and 2001

      According to the Decree of the Finnish Ministry of Finance on Offering Circulars (no. 539/June 19, 2002) and the exemption granted by the Finnish Financial Supervision Authority, the Telia AB (Parent Company) separate income statement, balance sheet and statement of cash flows as of and for the years ended December 31, 1999, 2000 and 2001 also have to be attached to the registration statement.

      The reader should take into account that the transactions and balances of the Parent Company include significant intra-Group items which, when considered separately, do not give a true and fair view of Telia’s consolidated result of operations and financial position. Additionally, restructuring operations within the Group, including but not limited to the incorporation of business operations and mergers of subsidiaries, have an impact on the amounts presented in the Parent Company separate financial information.

      The Parent company, which is domiciled in Stockholm, comprises the Telia group’s Swedish operations related to the development and operation of fixed networks and basis production of network services. The Parent company also includes corporate executive management functions, certain support units, and the Group’s internal banking operations.

ANNEX J (Continued)

AUDITORS STATEMENT

on Telia AB’s income statements, balance sheets and cash flow statements

We have audited Telia AB’s income statements, balance sheets and cash flow statements for 1999, 2000 and 2001 which are included in the prospectus. Based on our audits we express our opinion on these financial statements.

We have conducted our audits in accordance with Swedish Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the income statements, balance sheets and cash flow statements are free of material misstatement.

In our opinion the income statements, balance sheets and cash flow statements have been prepared in accordance with the Swedish Annual Accounts Act and other rules and regulations governing the preparation of financial statements in Sweden.

Stockholm February 18, 2002

Ernst & Young AB

Torsten Lyth

Authorized Public Accountant

ANNEX J (Continued)

TELIA AB Parent Company

Income Statement

MSEK	1999	2000	2001

Net sales	25,983	23,341	22,651
Costs of production	(20,686)	(18,239)	(17,613)

Gross income	5,297	5,102	5,038
Sales, administrative, and research and development expenses	(3,895)	(3,425)	(3,283)
Other operating revenues and expenses	(598)	526	(405)

Operating income	804	2,203	1,350
Financial revenues and expenses	7,558	4,132	(4,561)

Income after financial items	8,362	6,335	(3,211)
Appropriations	(1,628)	109	1,512

Income before taxes	6,734	6,444	(1,699)
Income taxes	(1,541)	(1,438)	53

Net income	5,193	5,006	(1,646)

ANNEX J (Continued)

TELIA AB Parent company

Balance Sheet

MSEK	1999	2000	2001

Assets
Intangible fixed assets	648	238	299
Tangible fixed assets	22,397	21,022	21,393
Financial fixed assets	24,932	40,123	33,442

Total fixed assets	47,977	61,383	55,134

Inventories etc.	18	15	55
Receivables	25,093	29,558	19,538
Short-term investments	1,055	—	7,396
Cash and bank	313	538	673

Total current assets	26,479	30,111	27,662

Total assets	74,456	91,494	82,796

Equity and liabilities
Restricted equity
Share capital	8,800	9,604	9,604
Other reserves	1,855	13,894	13,878
Non-restricted equity
Retained earnings	4,556	7,955	11,460
Net income	5,193	5,006	(1,646)

Total equity	20,404	36,459	33,296

Untaxed reserves	17,456	17,347	15,835

Provisions for pensions and employment contracts	1,919	1,354	1,430
Other provisions	1,176	868	1,593

Total provisions	3,095	2,222	3,023

Interest-bearing liabilities
Long-term loans	8,841	17,574	22,079
Short-term loans	17,557	11,676	3,142
Non-interest-bearing liabilities
Long-term liabilities	155	64	196
Current liabilities	6,948	6,152	5,225

Total liabilities	33,501	35,466	30,642

Total equity and liabilities	74,456	91,494	82,796

Contingent assets	275	—	—
Collateral pledged	60	5	5
Contingent liabilities	1,884	2,540	2,087

ANNEX J (Continued)

TELIA AB Parent company

Statement of Cash Flows

MSEK	1999	2000	2001

Net income	5,193	5,006	(1,646)
Adjustments:
Depreciation, amortization and write-downs	4,658	4,574	8,503
Capital gains/ losses on sales/discards of fixed assets	(599)	(682)	1,403
Loss from partnerships	—	—	(22)
Pensions and other provisions	873	(1,664)	(243)
Financial items	(16)	(158)	277
Group contributions and appropriations	(4,711)	(3,073)	(2,066)
Taxes	458	(981)	(227)
Cash flow before change in working capital	5,896	3,022	5,979

Increase (-)/Decrease (+) in operating receivables	(746)	1,049	(415)
Increase (-)/Decrease (+) in inventories etc.	0	3	(41)
Increase (+)/Decrease (-) in operating liabilities	(1,648)	43	(815)
Change in working capital	(2,394)	1,095	(1,271)

Cash flow from operating activities	3,502	4,117	4,708
Tangible fixed assets	(3,681)	(4,163)	(5,146)
Shares and participations	(4,899)	(15,692)	(7,286)
Divestiture of fixed assets etc.	1,169	2,628	7,994
Loans made and other investments	(1,599)	(8,846)	0
Repayment of loans made and other investments	18	7	6,206
Compensation from pension fund	2,055	1,000	500
Net change in interest-bearing current receivables	(2,105)	0	3,976
Cash flow from investing activities	(9,042)	(25,066)	6,244

Operating cash flow	(5,540)	(20,949)	10,952
Dividend	(1,400)	(1,470)	(1,501)
New share issue	—	12,429	—
Group contributions paid	7,916	6,339	2,965
Loans raised	2,364	13,993	4,505
Loans amortized	(1,933)	—	—
Change in interest-bearing current liabilities	(105)	(11,172)	(9,391)
Cash flow from financing activities	6,842	20,119	(3,422)

Cash flow for the year	1,302	(830)	7,530

Cash and cash equivalents, opening balance	66	1,368	538
Cash flow for the year	1,302	(830)	7,530
Cash and cash equivalents, closing balance	1,368	538	8,068

[This page left blank intentionally.]

ANNEX K

Parent Company Sonera Corporation

Separate income statement, balance sheet and
statement of cash flows
As of and for the years ended
December 31, 2000 and 2001

      According to the Decree of the Finnish Ministry of Finance on Offering Circulars (no. 539/June 19, 2002) and the exemption granted by the Finnish Financial Supervision Authority, the Parent Company’s separate income statement, balance sheet and statement of cash flows as of and for the years ended December 31, 2000 and 2001 also have to be attached to the registration statement.

      The reader should take into account that the transactions and balances of the Parent Company include significant intra-Group items which, when considered separately, do not give a true and fair view of Sonera’s consolidated results of operations and financial position. Additionally, restructuring of operations within the Group, including but not limited to the incorporation of business operations and mergers of subsidiaries, have an impact on the amounts presented in the Parent Company separate financial information.

      During the years ended December 31, 2000 and 2001, the Parent Company incorporated a number of business operations. These business operations are included in the Parent Company income statement until the date of incorporation. During the year ended December 31, 2001, certain subsidiaries were merged into the Parent Company.

      After the incorporation of business operations during the years ended December 31, 2000 and 2001, the Parent Company’s operations primarily consist of Sonera’s Mobile Communications Finland business segment, certain units of Sonera’s Service Businesses segment, various internal service and administrative functions, and the corporate management functions.

ANNEX K (Continued)

Sonera Corporation Parent Company

Income Statement

	Year ended December 31,

	2000	2001

	(€ in millions)
Revenues	1,268.5	1,267.1
Other operating income	863.2	603.2
Operating expenses	(984.0)	(930.7)
Depreciation and amortization	(144.9)	(144.1)

Operating profit	1,002.8	795.5
Financial income and expenses	(98.4)	312.3

Profit before extraordinary items, appropriations and taxes	904.4	1,107.8
Extraordinary income and expenses	(25.7)	(146.8)
Accelerated tax depreciation	18.6	28.3
Income taxes	(258.6)	(3.0)

Net income	638.7	986.3

ANNEX K (Continued)

Sonera Corporation Parent Company

Balance Sheet

	As of December 31,

	2000	2001

	(€ in millions)
ASSETS
Fixed assets and other long-term investments
Intangible assets	35.0	25.3
Tangible assets
Land	5.7	5.6
Buildings	50.5	48.2
Machinery and equipment	42.1	29.4
Telecommunications networks	339.2	304.9
Other tangible assets	30.6	24.8
Advances paid and construction in progress	45.1	49.1

	513.2	462.0
Long-term investments and receivables
Shares in subsidiaries	4,846.3	4,987.6
Shares in associated companies	2.9	3.7
Other shares and holdings	587.4	402.1
Long-term receivables	265.1	2,720.9

	5,701.7	8,114.3
Total fixed assets and other long-term investments	6,249.9	8,601.6

Current assets
Inventories	5.6	8.2
Receivables
Trade accounts receivable	303.1	287.6
Loans receivable	2,204.1	263.5
Prepaid expenses and accrued income	145.8	132.5
Group contributions receivable	207.1	128.6
Other receivables	36.9	5.8

	2,897.0	818.0
Cash and short-term investments
Short-term investments	71.0	119.9
Cash and cash equivalents	66.9	516.8

	137.9	636.7
Total current assets	3,040.5	1,462.9

TOTAL ASSETS	9,290.4	10,064.5

ANNEX K (Continued)

Sonera Corporation Parent Company

Balance Sheet

	As of December 31,

	2000	2001

	(€ in millions)
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	319.7	479.6
Share premium fund	14.1	858.0
Treasury shares	(28.3)	(22.2)
Additional paid-in capital	504.6	504.6
Retained earnings	549.6	1,118.6
Net income	638.7	986.3

	1,998.4	3,924.9
Accelerated tax depreciation	77.8	48.9
Non-current liabilities
Long-term debt	1,836.7	1,998.0
Other long-term liabilities	17.9	14.0

	1,854.6	2,012.0
Current liabilities
Current debt	4,692.6	2,040.9
Current portion of long-term debt	101.8	1,411.4
Advances received	2.0	6.4
Trade accounts payable	209.5	172.7
Accrued expenses and prepaid income	129.5	130.4
Group contributions payable	189.0	275.4
Other current liabilities	35.2	41.5

	5,359.6	4,078.7
Total liabilities	7,214.2	6,090.7

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	9,290.4	10,064.5

ANNEX K (Continued)

Sonera Corporation Parent Company

Statement of Cash Flows

	Year ended December 31,

	2000	2001

	(€ in millions)
Operating activities
Net income	638.7	986.3
Depreciation and amortization	197.1	144.1
Net gain on disposal of fixed assets and business operations	(736.8)	(434.4)
Other adjustments to cash	23.7	105.8
Change in working capital
Decrease (increase) in inventories	2.5	(2.6)
(Increase) decrease in non-interest-bearing receivables	(21.6)	266.3
Increase (decrease) in non-interest-bearing liabilities	2.0	(198.7)

Cash provided by operating activities	105.6	866.8
Investing activities
Capital expenditures	(198.2)	(127.6)
Investments in subsidiaries	(2,373.4)	(222.8)
Investments in associated companies	(3.8)	(26.0)
Investments in other shares and holdings	(341.2)	(48.8)
Proceeds from sale of fixed assets	3.0	38.7
Proceeds from sale of subsidiaries	—	349.8
Proceeds from sale of associated companies	—	25.5
Proceeds from sale of other shares	4.4	402.6
Increase in long-term loans receivable	(116.5)	(2,455.9)
(Increase) decrease in current loans receivable	(2,203.3)	1,971.1
Decrease (increase) in short-term investments	7.4	(48.9)

Cash used in investing activities	(5,221.6)	(142.3)
Financing activities
Withdrawals of long-term debt	1,000.9	2,897.8
Repayments of long-term debt	(181.0)	(1,424.5)
Increase (decrease) in current debt	4,389.5	(2,654.8)
Rights Offering	—	972.9
Dividends paid	(86.6)	(66.9)
Sales of rights related to treasury shares	—	0.9
Repurchase of shares	(28.3)	—

Cash provided by (used in) financing activities	5,094.5	(274.6)

Net (decrease) increase in cash and cash equivalents	(21.5)	449.9
Cash and cash equivalents at beginning of year	88.4	66.9

Cash and cash equivalents at end of year	66.9	516.8

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F45010

Forward-Looking Statements

This document contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the merger; future financial and operating results; actions to be taken by the combined company following the merger; and the timing and benefits, including synergy benefits, of the merger.

The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: the failure of the shareholders of Telia to approve the capital increase necessary to implement the transaction, the failure of the minimum tender condition, or the failure of other conditions to the offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services.

Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer

Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor